Form 20-F
period 2020-12-31
Youdao, Inc.
filed 2021-04-28
CIK 1781753

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM
20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended

December 31, 2020
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from

to

.
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
Securities registered or to be registered pursuant to Section 12(b) of the Act:

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
Securities registered or to be registered pursuant to Section 12(g) of the Act:
None
(Title of Class)
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.
116,980,956 ordinary shares, comprised of 27,848,596 Class A ordinary shares, par value US$0.0001 per share, and 89,132,360 Class B ordinary shares, par value US$0.0001 per share, as of December 31, 2020.
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes  ☒    No  ☐
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    Yes  ☐    No  ☒
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐
Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation
S-T
(§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).    Yes  ☒    No  ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated
filer. See definition of “accelerated filer and large accelerated filer” in Rule
12b-2
of the Exchange Act. (Check one):

Large Accelerated Filer	☒	Accelerated Filer	☐	Non-accelerated Filer	☐

				Emerging Growth Company	☐
If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards † provided pursuant to Section 13(a) of the Exchange Act.  ☐

†	The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.
Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.  ☒
Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued		Other ☐
	by the International Accounting Standards Board	☐
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
(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)
Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Section 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.    Yes  ☐    No  ☐

i

INTRODUCTION
Except where the context otherwise indicates and for the purpose of this annual report only:

•	“ADSs” refers to our American depositary shares, each of which represents one Class A ordinary share;

•	“Class A ordinary share” refers to our Class A ordinary shares, par value US$0.0001 per share;

•	“Class B ordinary share” refers to our Class B ordinary shares, par value US$0.0001 per share;

•
“gross billings” for a specific period refers to the total amount of consideration for our online courses sold on
Youdao Premium Courses, NetEase Cloud Classroom
and
China University MOOC,
net of the total amount of refunds, in such period;

•	“MMA” refers to the fourth amended and restated memorandum and articles of association of our company, currently effective;

•	“NetEase” refers to NetEase, Inc. (NASDAQ: NTES; HKEX: 9999), our controlling shareholder;

•	“NetEase Group” refers to NetEase and its subsidiaries and consolidated variable interest entities other than us and the entities controlled by us;

•	“NYSE” refers to the New York Stock Exchange;

•	“paid courses” refers to our online courses for which we charge not less than RMB50 per course package;

•
“paid student enrollments” for a specified period refers to the cumulative number of paid courses enrolled in by our students, including multiple paid courses enrolled in by the same student, after deducting the number of courses the tuition of which were fully refunded;

•	“preferred shares” prior to our initial public offering refers to our Series A preferred shares, par value US$0.0001 per share;

•	“RMB” or “Renminbi” refers to the legal currency of China;

•	“shares” or “ordinary shares” refers to our Class A and Class B ordinary shares, per value US$0.0001 per share.

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

We generate MAUs from the users of our products and services of our learning services. With respect to the MAU data used in this annual report:

•
“monthly active user(s)” or “MAU(s)” for a specified period, with respect to each of our products and services (except for smart devices), refers to the average of the monthly number of unique mobile or PC devices, as the case may be, through which such product and service is accessed at least once in that month. Our total MAUs for a given month is calculated by combining the MAUs of our various products and services (except for smart devices) for that month (duplicate access to different products and services is not eliminated from the calculation); our MAUs are calculated using internal company data, treating each distinguishable device as a separate MAU even though some users may access our products and services using more than one device and multiple users may access our services using the same device; and

•	“average total MAUs” for a given period refers to the monthly average of the sum of our total MAUs of such period; and

•
our MAUs are calculated using internal company data, treating each distinguishable device as a separate MAU even though some users may access our products and services using more than one device and multiple users may access our services using the same device.

Unless otherwise noted, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this annual report are made at RMB6.5250 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on December 31, 2020. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, or at all.

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
Forward-looking statements appear in a number of places in this annual report and include, but are not limited to, statements regarding our intent, belief or current expectations. Forward-looking statements are based on our management’s beliefs and assumptions and on information currently available to our management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors, including, but not limited to, those identified under the section entitled “Item 3. Key Information—3.D. Risk Factors” in this annual report. These risks and uncertainties include factors relating to:

•	general economic, political, demographic and business conditions in China and globally;

•	our ability to implement our growth strategies;

•	the success of operating initiatives, including advertising and promotional efforts and new product and content development by us and our competitors;

•	our ability to develop and apply our technologies to support and expand our content and product offerings;

•	the expected growth of the intelligent learning industry in China and globally;

•	our ability to compete and conduct our business in the future;

•	our ability to offer new learning content;

•	the availability of qualified personnel and the ability to retain such personnel;

•	competition in the intelligent learning industry in China;

•	the outbreak of COVID-19;

•	changes in government policies and regulations;

•	other factors that may affect our financial condition, liquidity and results of operations; and

•	other risk factors discussed under “Item 3. Key Information—3.D. Risk Factors.”
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
3.A. [Reserved]
3.B. Capitalization and Indebtedness
Not applicable.
3.C. Reason for the Offer and Use of Proceeds
Not applicable.
3.D. Risk Factors
Below please find a summary of the principal risks we face, organized under relevant headings.
Risks Related to Our Business and Industry
Risks and uncertainties related to our business and industry include, but are not limited to, the following:

•
We have a limited history in operating on a consolidated basis and, particularly, operating certain of our products and services. This may make it difficult to evaluate our future prospects and the risks and uncertainties associated with these products and services.

•
If we fail to develop and apply our technologies to support and expand our product and service offerings or if we fail to timely respond to the rapid changes in industry trends and users’ preference, we may lose market share and our business may be materially and adversely affected.

•	We may not be effective in broadening our monetization channels.

•	The success and future growth of our business will be affected by the user acceptance and market trend of integration of technology and learning.

•	We may not be able to improve or expand our product and service offerings in a timely and cost- effective manner.

•	We have a history of net losses and we may not achieve profitability in the future.

•	Our business depends on the continued success of our brand, and if we fail to maintain and enhance recognition of our brand, our reputation and operating results may be harmed.

•
We require a significant amount of capital to fund our operations and respond to business opportunities. If we cannot obtain sufficient capital on acceptable terms, or at all, our business, financial condition and results of operations may be materially and adversely affected.

•
We have significant working capital requirements and have historically experienced working capital deficits. If we continue to experience working capital deficits in the future, our business, liquidity, financial condition and results of operations may be materially and adversely affected.

•	We face risks associated with our long-term and short-term investments.

•
Certain aspects of our business operations may be deemed not to be in full compliance with PRC regulatory requirements regarding online private education. Additionally, we are subject to risks relating to the uncertainties in the implementation of these requirements and additional regulatory requirements and restrictions regarding online private education.

Risks Related to Our Relationship with NetEase
Risks and uncertainties related to our relationship with NetEase include, but are not limited to, the following:

•	If we are no longer able to benefit from our business cooperation with NetEase, our business may be adversely affected.

•	We have limited experience operating as a stand-alone public company.

•	Any negative development in NetEase’s market position, brand recognition or financial condition may materially and adversely affect us.
Risks Related to Our Corporate Structure
Risks and uncertainties related to our corporate structure include, but are not limited to, the following:

•
If the PRC government finds that the agreements that establish the structure for operating some of our operations in China do not comply with PRC regulations relating to the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.

•	Uncertainties exist with respect to the interpretation and implementation of the newly enacted Foreign Investment Law and how it may impact our business, financial condition and results of operations.

•
We rely on contractual arrangements with our VIEs and their shareholders for a large portion of our business operations which may not be as effective as direct ownership in providing operational control.

Risks Related to Doing Business in China
We are also subject to risks and uncertainties related to doing business in China include, but are not limited to, the following:

•	Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business and operations.

•	Uncertainties with respect to the PRC legal system could adversely affect us.

•
You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions in China against us or our management named in the annual report based on foreign laws.

•
The audit report included in this annual report is prepared by an auditor who is not inspected by the Public Company Accounting Oversight Board and as such, our investors are deprived of the benefits of such inspection.

•
The recent enactment of the Holding Foreign Companies Accountable Act, the SEC’s ongoing rulemaking with respect to such law, and other legislative developments in the United States may result in delisting of the ADSs.

•	It may be difficult for overseas regulators to conduct investigation or collect evidence within China.
Risks Related to Our Class A Ordinary Shares and Our ADSs
In addition to the risks described above, we are subject to risks related to our Class A ordinary shares and our ADSs, including, but are not limited to, the following:

•	The trading price of our ADSs has been volatile and may continue to be volatile, regardless of our operating performance.

•	You may experience dilution of your holdings due to the inability to participate in rights offerings.
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
in 2014, which was rebranded as
Youdao Premium Courses
in 2016, and we began to offer smart devices in late 2017, which have since achieved rapid growth. Our limited history may make it difficult for us to evaluate our future prospects and the risks and uncertainties associated with new products and services, and our historical performance may not be indicative of our future prospects and operating results.
In addition, we acquired certain online course-related businesses in May 2019, including the operations of
NetEase Cloud Classroom, China University MOOC
and
NetEase Kada,
from the NetEase Group. Since both these businesses and our company are controlled by NetEase both before and after the acquisition, such transactions are accounted for as business combinations under common control. Therefore, the consolidated financial statements reflect the results of such acquired businesses as if the current corporate structure, including the transfer of business in May 2019, had been in existence throughout the periods presented. See our consolidated financial statements and the related notes and “Item 5. Operating and Financial Review and Prospects” included elsewhere in this annual report. The acquired business had operating losses of RMB78.0 million and RMB29.6 million, respectively, in 2018 and for the period from January 1, 2019 to the date of acquisition. Given our limited history operating such newly acquired businesses, there is no assurance that we will be successfully improve our operating margin as a result of such acquisition and achieve operating efficiency and synergies as a result of integrating such acquired business going forward.

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
We have developed a diversified monetization model and plan to explore additional opportunities to monetize our user base, content and technologies by, for example, offering additional technology solutions to our business customers and providing additional subscription options to users to increase their spending with us. If these efforts fail to achieve our anticipated results, we may not be able to increase or maintain our revenue growth. Specifically, in order to increase the number of our users and students and their levels of engagement and spending, we will need to address a number of challenges, including providing consistently high-quality and effective learning content, products and services; continuing to innovate and stay ahead of our competitors; and improving the effectiveness and efficiency of our sales and marketing efforts. If we fail to address any of these challenges, especially if we fail to offer high-quality learning content, products and services to meet user preferences and demands, we may not be successful in increasing the number of our users and increasing their spending, which could have a material adverse impact on our business, financial condition and results of operations.

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
We had net losses of RMB209.3 million, RMB601.5 million and RMB1,753.4 million (US$268.7 million), respectively, in 2018, 2019 and 2020. We cannot assure you that we will be able to generate net profits in the future. We intend to invest heavily in sales, marketing and branding efforts which are expected to cause our sales and marketing expenses to increase continuously and rapidly, including rapid increases in absolute amounts and as a percentage of revenue in the near future, which may result in increased net losses in the near term. We also intend to continue to invest heavily in the foreseeable future in improving our technologies, hiring qualified faculty and R&D personnel and offering additional products, services and contents. These efforts may be more costly than we expect and our net revenues may not increase sufficiently to offset the expenses. We may continue to take actions and make investments that do not generate optimal financial results and may even result in significantly increased operating and net losses in the short term with no assurance that we will eventually achieve our intended long-term benefits or profitability. These factors may materially and adversely affect our business, financial condition and results of operations.
Our business depends on the continued success of our brand, and if we fail to maintain and enhance recognition of our brand, our reputation and operating results may be harmed.
We believe that market awareness of our “
Youdao
” brand has contributed significantly to our success. Maintaining and enhancing our brand are critical to our efforts to scale our business and attract and retain users and students. Failure to maintain and enhance our brand recognition could have a material and adverse effect on our business, financial condition and results of operations. We have devoted significant resources to maintaining and promoting our brand, but we cannot assure you that these efforts will be successful. If we are unable to further enhance our brand recognition, or if our brand image is negatively impacted by any negative publicity, our business, financial condition and results of operations may be materially and adversely affected. We may also be negatively impacted by negative publicity associated with NetEase or any member of the NetEase Group; see also “—Any negative development in NetEase’s market position, brand recognition or financial condition may materially and adversely affect us.”

We require a significant amount of capital to fund our operations and respond to business opportunities. If we cannot obtain sufficient capital on acceptable terms, or at all, our business, financial condition and results of operations may be materially and adversely affected.
We may make investments from time to time in content and product development, technologies, branding, sales and marketing to remain competitive. In the past, our principal sources of liquidity included loans from the NetEase Group and the proceeds received from the issuance and sale of our ordinary or preferred shares. See “Item 7. Major shareholders and Related Party Transactions—7.B. Related Party Transactions.” Our ability to obtain additional financing in the future is subject to a number of uncertainties, including those relating to:

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
As a result of changes in our funding position and operating assets and liabilities, we had working capital deficits (being total current liabilities exceeded that of total current assets) of RMB705.3 million and RMB1,542.0 million (US$236.3 million) as of December 31, 2018 and 2020, respectively, and a positive working capital (being total current assets exceeded that of total current liabilities) of RMB271.2 million as of December 31, 2019. As of December 31, 2020, we had outstanding interest-bearing short-term loans payable to the NetEase Group in the amount of RMB878.0 million (US$134.6 million), representing approximately 25.9% of our current liabilities. These loans are generally repayable within one year and were advanced to us by the NetEase Group to provide working capital for our business operations. NetEase has agreed not to require us to repay these loans in the twelve months from the date of this annual report. In addition, NetEase has agreed to us that as long as we are controlled by NetEase, these loans will be automatically extended for a period of eleven months each time upon our prior written request. Despite the foregoing agreement, if we are required by NetEase to repay these loans, our liquidity, financial position and cash flows may be materially and adversely affected.
There is no assurance that we will generate sufficient net income or operating cash flows to meet our working capital requirements and repay our liabilities as they become due, due to a variety of factors. For actions that we plan to take in order to address our working capital deficit, see “Item 5. Operating and Financial Review and Prospects—5.B. Liquidity and Capital Resources.” There can be no assurance that we will be able to successfully take any of these actions in a timely manner, including prudently managing our working capital, or raising additional equity or debt financing on terms that are acceptable to us. Our inability to take these actions as and when necessary could materially adversely affect our liquidity, results of operations, financial condition and ability to operate.
We face risks associated with our long-term and short-term investments.
We currently invest a portion of our capital in long-term and short-term investments. As of December 31, 2020, our long-term investments consisted mainly of equity investments in privately-held companies and limited-partnership, and our short-term investments consisted mainly of financial products issued by commercial banks in China with a variable interest rate indexed to the performance of underlying assets and a maturity date within one year when purchased. These investments may earn yields substantially lower than anticipated, and the fair values of our investments could fluctuate significantly, due to uncertainties in valuation, among other factors. Any failure to realize the benefits we expected from these investments or significant fluctuations in the fair value of these investments may materially and adversely affect our business and financial results.

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
In addition, the differences between “training services” and “educational consulting services” were unclear under PRC law with no laws specifically providing that the scope of “educational consulting services” is not broad enough to cover “after-school training services” until August 6, 2018 when the State Council issued the Opinion on the Regulation of the Development of After-school Training Institutions, or the State Council Circular 80, which explicitly provides that after-school training institutions shall not provide training services to primary and secondary students in the form of consulting. We operate our online education services in China primarily through Youdao Computer whose permitted scope of business as set forth in its business license includes educational consulting (except for agent services), application software services, computer technology training and technology services, but does not explicitly cover the provision of training services to primary and secondary students. While it remains unclear whether the State Council Circular 80 would apply equally to both offline and online education services, due to the prohibition under the State Council Circular 80 on the provision of training services to primary and secondary students in the form of consulting, we cannot assure you that government authorities would not take a view that Youdao Computer is operating beyond its permitted scope of business, in which case we may be subject to fines or confiscation of the gains derived from the non-compliant
operations and may be required to cease the
non-compliant
operations.
Further, the Ministry of Education, or the MOE, jointly with certain other PRC government authorities, promulgated the Implementation Opinions on Regulating Online After-School Training, or the Online After-School Training Opinions, effective on July 12, 2019. The Online After-School Training Opinions are intended to regulate academic after-school training involving internet technology provided to students in primary and secondary schools. Among other things, the Online After-School Training Opinions require that online after- school training institutions shall file with the competent provincial education regulatory authorities, the outcome of which will be open for public, and be subject to certain regulatory requirement, including without limitation that the periods for which tuition is charged shall be consistent with its respective curriculum and the online after-school training institutions shall not engage in excessive marketing, make false or misleading promotion, or overstate the effect of the product. The State Council Circular 80 provides that relevant governmental authorities of market regulation, cyberspace administration, industry and information technology and others shall cooperate with educational authorities to the extent of their respective scope of duties to regulate after-school training institutions. Additionally, on March 23, 2021, the State Council’s Office of Education Steering Committee released an article warning parents of K-12 students about after-school tutoring service providers’ collection of tuition fees in ways that are in violation of the Online After-School Training Opinions. For details, see “Item 4. Information on the Company—4.B. Business Overview—Regulation—Regulation Related to Private Education—The Online After-School Training Opinions.” Moreover, the MOE, jointly with certain other PRC government authorities, issued the Opinions on Guiding and Regulating the Orderly and Healthy Development of Educational Mobile Apps on August 10, 2019, or the Opinions on Educational Apps, which requires, among others, mobile apps that offer services for school teaching and management, student learning and student life, or home-school interactions, with school faculty, students or parents as the main users, and with education or learning as the main application scenarios, be filed with the competent provincial regulatory authorities for education. On November 11, 2019, the MOE issued the Administrative Measures on Filing of Educational Mobile Apps. In addition, The General Office of the MOE enacted the Notice of Strengthening the Management of Homework for Compulsory Education on April 8, 2021, which requires after-school training institutions shall not leave homework to primary and secondary school student. See “Item 4. Information on the Company—4.B. Business Overview—Regulation—Regulation Related to Private Education—Regulation Related to After-school Tutoring and Educational Apps.”

Certain aspects of our online course business may be deemed to not be in full compliance with the above-mentioned laws and regulations regarding online after school training. The relevant governmental authorities have significate discretion in interpreting and implementing, and may from time to time conduct inspections on compliance with, such laws and regulations and their related local rules. We have been making and will continue to make efforts to comply with such regulations as well as requirement by relevant governmental authorities during such inspections. In addition, as of the date of this annual report, we have completed the filings as required by the Opinions on Educational Apps with respect to most of the mobile apps that we operate, and have completed the filings as required by the Online After-School Training Opinions with respect to our major online after-school training platforms, and are preparing materials for such required filings for the other mobile apps we operate, including certain newly launched learning apps. The relevant governmental authorities may, from time to time, conduct inspections on compliance with the Online After-School Training Opinions, the Opinions on Educational Apps and the relevant local rules. We cannot assure you that we will complete such filing and comply with other regulatory requirements under those laws and regulations regarding online after school training and their related local rules in a timely manner, or at all. If we fail to promptly complete such filing and comply with other applicable regulatory requirements, we may be subject to fines, regulatory orders to suspend our operations or other regulatory and disciplinary sanctions.
In addition, it is uncertain whether and how the PRC government would promulgate additional laws, regulations and guidance regarding the online private education industry on various aspects including means and timing of fee collection, pricing, advertisements and promotion content, prepaid funds under supervision, teachers’ qualification licenses, refunds, course time and content, homework arrangement, student enrollment etc., including those promulgated to apply more stringent social and ethical standards in the education sector in general, and there is no assurance that we can comply with any such newly promulgated laws and regulations in a timely manner or at all. Failure to regain compliance may materially and adversely affect our business, financial condition and results of operations. For more details of the relevant laws and regulations, please refer to “Item 4. Information on the Company—4.B. Business Overview—Regulation—Regulation Related to Private Education.”
If we fail to retain existing or attract new advertising customers, our business, financial condition and results of operations may be materially and adversely affected.
We generated net revenues of RMB302.9 million, RMB453.0 million and RMB472.9 million (US$72.5 million) in 2018, 2019 and 2020, respectively, from online marketing services. We cannot assure you that we will be able to retain our advertising customers in the future, attract new advertising customers continuously or be able to retain our advertising customers at all. If our advertising customers find that they can generate better returns elsewhere, or if our competitors provide better advertising services to suit our advertising customers’ goals, we may lose our advertising customers. In addition, third parties may develop and use certain technologies to block the display of our advertising customers’ advertisements on our platform, which may in turn cause us to lose advertising customers and adversely affect our results of operations. Since many of our advertising customers are not bound by long-term contracts, they may lessen or discontinue advertising arrangements with us easily without incurring material liabilities. Failure to retain existing advertising customers or attract new advertising customers may materially and adversely affect our financial condition and results of operations. In addition, a significant portion of our brand advertising customers have entered into advertising agreements with us through various third-party advertising agencies. As a result, we rely on third-party advertising agencies for sales to, and collection of payment from, our brand advertisers. The financial soundness of our advertising customers and advertising agencies may affect our collection of accounts receivable.

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
We may not be able to continue to recruit, train and retain a sufficient number of qualified instructors and teaching assistants, and we are subject to risks associated with our reliance upon a limited number of highest grossing instructors.
Our instructors and teaching assistants are key to the quality of our online courses’ offerings, as well as our brand and reputation. We have invested, and will continue to invest, substantially in building and enhancing our course development studios to drive our learning content creation, and this, in turn, depends on our ability to continue to attract a sufficient number of high-quality instructors, as well as to establish and maintain attractive compensation and incentive arrangements with instructors, especially the popular ones. If we lose any of our high-quality instructors to our competitors, the attractiveness of our course and content offerings may be adversely affected, which could have a material adverse effect on our business, financial condition and results of operations. Additionally, we have historically experienced, and may continue to experience in the foreseeable future, a concentration in net revenues from a limited number of highest grossing instructors. If we lose the services of any of these instructors, the gross billings and net revenues from our online courses may decrease, which may materially and adversely affect our business, financial condition and results of operations.
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
We operate in the competitive intelligent learning industry and are faced with intense competition in every aspect of our business, including competition for users, student enrollments, technology and talents. For example, we face competition for our online course offerings from online and offline providers of courses and educational content. We also face competition for our knowledge tools from providers of online dictionary and translation solutions and for our smart device offerings from manufacturers of smart hardware or devices. We also compete with advertisers and their budgets, not only with internet companies, but also with other types of advertising media, such as newspapers, magazines, and television. Some of our current and future competitors may have greater brand recognition and financial and other resources than we do, which may make it harder for us to maintain or gain market share. If we are not able to effectively compete against current or future competitors, our business, financial condition and results of operations could suffer. Increased competition may result in pricing pressure, reducing our ability to charge higher prices for our products and services. The increasingly competitive landscape may also result in longer and more complex sales cycles with a prospective paying user and student and cause us to lose market share to our competitors, any of which could materially and negatively affect our business, financial condition and results of operations.
We may not be able to maintain or increase our tuition levels.
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
Our quarterly operating results have fluctuated in the past and may continue to fluctuate depending on a number of factors, many of which are out of our control. Our operating results tend to be seasonal. We tend to generate higher net revenues from learning services in the second and fourth quarters mainly as a result of increased student enrollments in our online courses. Historically, we offered more courses in the second and fourth quarters for students preparing for school exams in the spring and fall semesters, in May and June for students preparing for the national college entrance exams, and in the fourth quarter for students preparing for China’s national postgraduate entrance examination and college English tests, than we did in the rest of the year. In addition, we historically generated lower net revenues from online marketing services in the first quarter as advertisers tend to reduce their online advertisement and marketing spending in the first quarter each year due to the Chinese New Year holidays. For these reasons, comparing our operating results on a consecutive quarter-over-quarter basis may not be meaningful, and you should not rely on our past results as an indication of our future performance. Our quarterly and annual net revenues and costs and expenses as a percentage of our revenues in a given period may be significantly different from our historical or projected rates and our operating results in future quarters may fall below expectations.

If we are unable to manage our growth or execute our strategies effectively, our business and prospects may be materially and adversely affected.
Our business has grown substantially in recent years, and we expect to continue to drive the growth of our business in the future. However, our historical performance may not be indicative of our future growth or financial results. For example, we have experienced rapid growth in our net revenues generated from online courses. We cannot assure you that we will be able manage our growth at the same rate as we did in the past, or avoid any decline in the future. In addition, as we continue to diversify our product and service offerings, we will need to continuously enhance and upgrade our technology, optimize our branding, sales and marketing efforts, and expand, train and manage our faculty members and R&D personnel. All these efforts will require significant managerial, financial and human resources. We cannot assure you that we will be able to effectively manage our growth, that our current technology, infrastructure and operation capabilities will be adequate and successful to support our expanding operations, or that our strategies and new business initiatives will be executed successfully. If we are not able to manage our growth or execute our strategies effectively, our expansion may not be successful and our business, financial condition and results of operations may be materially and adversely affected.
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
Youdao Premium Courses
historically accounted for most of the refunds we paid. In 2020, the refund rate (calculated by dividing the total amount of refund payments processed by the total amount of gross billings generated that year) of
Youdao Premium Courses
was approximately 4.2%. For more information, see “Item 4. Information of the Company—4.B. Business Overview—How We Generate Revenues—Tuition.” The number of refund requests and the amount of refunds could be affected by a number of factors, many of which are beyond our control. These factors include, without limitation to, student dissatisfaction with the quality of our online course offerings, a perceived decline in our faculty’s teaching quality due to the departure of popular instructors, privacy concerns relating to our products and services, negative publicity regarding us or online course providers in general, and any change or development in PRC laws and regulations with respect to fees and tuitions charged by online courses providers like us. Any refund payments that we may be required to make to our students, as well as the expenses we could incur for processing refunds and resolving refund disputes, could be substantial and could materially and adversely affect our business, financial condition and results of operations. A high volume of refunds and refund disputes may also generate negative publicity that could harm our reputation.
We may be adversely affected by any negative publicity concerning us and our business, shareholders, affiliates, directors, officers, instructors, teaching assistants and other employees and business partners, and the industry in which we operate, regardless of its accuracy, that could harm our reputation and business.
Negative publicity about us and our business, shareholders, affiliates, directors, officers, instructors, teaching assistants and other employees, business partners, as well as the industry in which we operate, can harm our brand and reputation. Negative publicity concerning these parties could be related to a wide variety of matters, including, but are not limited to:

•
alleged misconduct, improper activities or non-compliance with applicable laws, regulations and rules committed by our directors, officers, instructors, teaching assistants and other employees, including misrepresentation made by our employees to prospective students during sales and marketing activities and providing prospective students with advertising and promotional content that allegedly constitute unfair competition;

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
We are subject to various regulatory requirements relating to the security and privacy of data, including restrictions on the collection and use of personal information and requirements to take steps to prevent personal data from being divulged, stolen, or tampered with. See “Item 4. Information on the Company—4.B. Business Overview—Regulation—Regulation Related to Internet Information Security and Privacy Protection.” Regulatory requirements regarding the protection of data are constantly evolving and can be subject to differing interpretations or significant change, making the extent of our responsibilities in that regard uncertain. For example, the Cybersecurity Law of the PRC became effective in June 2017, but there are great uncertainties as to the interpretation and application of the law. It is possible that those regulatory requirements may be interpreted and applied in a manner that is inconsistent with our practices. In addition, the Office of the Central Cyberspace Affairs Commission, the Ministry of Industry and Information Technology, the Ministry of Public Security, and the State Administration for Market Regulation jointly issued an announcement on January 23, 2019 regarding carrying out special campaigns against mobile internet application programs collecting and using personal information in violation of applicable laws and regulations, which prohibits business operators from collecting personal information irrelevant to their services, or forcing users to give authorization in disguised manner. Further, the Cyberspace Administration of China issued the Provisions on the Cyber Protection of Children’s Personal Information on August 22, 2019, which took effect on October 1, 2019. The Provisions on the Cyber Protection of Children’s Personal Information requires, among others, that network operators who collect, store, use, transfer and disclose personal information of children under the age of 14 shall establish special rules and user agreements for the protection of children’s personal information, inform the children’s guardians in a noticeable and clear manner, and shall obtain the consent of the children’s guardians. In addition, the PRC regulatory authorities have recently taken steps to strengthen the regulation on data protection and conducted several rounds of relevant inspections recently. We have been taking and will continue to take reasonable measures to comply with such announcement, provisions and inspection requirements; however, as the announcement and provisions are relatively new, and no related implementation rules have yet been promulgated, it remains uncertain how these announcements and provisions will be implemented. We cannot assure you we can adapt our operations to it in a timely manner.
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

We may be deemed to provide certain services or conduct certain activities and thus be subject to certain licenses, approvals, permits, registrations and filings due to the lack of official interpretations of certain terms under internet related PRC regulations and laws. For example, certain content posted on our mobile apps and/or websites, including our course materials, may be deemed as “internet cultural products,” and our use of such content may be regarded as “internet cultural activities,” thus we may be required to obtain an Internet Culture Business Operating License for provision of such content through our mobile apps and websites. In addition, due to the ambiguity of the definition of “online publishing service,” the online distribution of content, including our course materials, through our mobile apps, may be regarded as an “online publishing service” and therefore we may be required to obtain an Online Publishing License. In addition, we deliver certain courses in live-streaming format on our mobile apps which the relevant authorities may regard as a live-streaming platform and may thus require us to make necessary filings as a live-streaming platform. We or third parties post information on our mobile apps and websites that may be viewed as news information, and the release of such information on our mobile apps and websites may be deemed as Internet news information services and therefore require us to obtain Internet news information licenses. We currently have not obtained any of the above licenses nor have we made any such filings. Although we do not think we are subject to any of these licenses or filing requirements, and as of the date of this annual report, we have not been subject to any material fines or other form of material regulatory or administrative penalties or sanctions due to the lack of any the licenses, approvals, permits, registrations and filings, we cannot assure you that the PRC government authorities will not take a different view or will not require us to obtain any additional licenses, approvals, permits, registrations and filings in the future. We also print and provide physical education materials to our students. If the government authorities deem such activities as “publication distribution” under Administrative Provisions on the Publications Market, we may be required to obtain the Publication License. Furthermore, although we have obtained a Value-Added Telecommunications Business Operating License, also known as the ICP License, that specifically permits us to provide certain internet information services, due to uncertainties with respect to the interpretation of relevant laws and regulations by PRC government authorities, we cannot assure you that our ICP License covers all the telecommunication services we currently provide, and in the event that our ICP License is found not to cover all the telecommunication services we currently provide, we may be required to obtain an additional Value-Added Telecommunications Business Operating License or to update our existing ICP License. Failures to obtain or update such license may subject us to fines and other regulatory, civil or criminal liabilities, and we may be ordered by the competent government authorities to suspend printing and providing such offline educational materials to our students, which will materially and adversely affect our business operation.
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
We have launched products in overseas markets, such as
U-Dictionary
. As we plan to expand our operations in additional emerging markets and regions, we may have to adapt our business models to the local market due to various legal requirements and market conditions. Our international operations and expansion efforts have resulted and may continue to result in increased costs and are subject to a variety of risks, including increased competition, uncertain enforcement of our intellectual property rights, changes and evolutions in overseas market conditions and user preferences, the complexity of compliance with foreign laws and regulations and political or social unrest or economic instability.
Our international operations may also be negatively affected by any deterioration of the political and economic relations between China and other countries and sanctions and export controls administered by the government authorities in the foreign countries in which we operate, and other geopolitical challenges. In September 2020, amid heightened tensions between China and India, the Indian government announced a ban on certain mobile apps offered by Chinese companies in India, over alleged data and privacy concerns. Our app offered in India, namely
U-Dictionary
, is among the banned list of apps. In addition, compliance with applicable Chinese and foreign laws and regulations, such as import and export requirements, anti-corruption laws, tax laws, foreign exchange controls and cash repatriation restrictions, data privacy requirements, labor laws, restrictions on foreign investment, anti-competition regulations and anti-long-arm
jurisdiction related laws and regulations such as the one newly promulgated in China, increases the costs and risk exposure of doing business in foreign jurisdictions. Although we have implemented policies and procedures to comply with these laws and regulations, a violation by us or our employees, contractors or agents could nevertheless occur. In some cases, compliance with the laws and regulations of one country could violate the laws and regulations of another country. Violations of these laws and regulations could materially and adversely affect our brand, international growth efforts and business.
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
We depend on the continued contributions of our senior management and other key employees. The loss of the services of any of our senior management or other key employees could harm our business. Competition for qualified talents in China is intense. If one or more of our senior management or other key employees are unable or unwilling to continue in their present positions, we may not be able to find replacements in a timely manner, or at all, and our business may be disrupted. Moreover, if any member of our senior management team or any of our other key personnel joins a competitor or forms or invests in a competing business, we may lose know-how,
key professionals and other valuable resources, which in turn may cause our customers to choose to use the products or services of that competitor instead of ours. Our future success is also dependent on our ability to attract a significant number of qualified employees and retain existing key employees. If we are unable to do so, our business and growth may be materially and adversely affected. Our need to significantly increase the number of our qualified employees and retain key employees may cause us to materially increase compensation-related costs, including share-based compensation.
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
We may also form strategic alliances or make strategic investments and acquisitions from time to time to complement and enhance our existing business. Any transactions that we enter into could be material to our financial condition and results of operations. The process of integrating with another company or integrating an acquired company, business, asset or technology may create unforeseen operating difficulties and expenditures. The areas where we face risks include:

•	significant costs of identifying and consummating acquisitions;

•	diversion of management time and focus from operating our business to acquisition integration challenges;

•	difficulties in integrating the management, technologies and employees of the acquired businesses;

•	implementation or remediation of controls, procedures and policies at the acquired company;

•	coordination of products and services, engineering and sales and marketing functions;

•	retention of employees from the businesses we acquire;

•	liability for activities of the acquired company before the acquisition;

•	potential significant impairment losses related to goodwill and other intangible assets acquired or investments in other businesses;

•	litigation or other claims in connection with the acquired company;

•	significant expenses in obtaining approvals for the transaction from shareholders and relevant government authorities in China;

•
in the case of overseas acquisitions, the need to integrate operations across different cultures and languages and to address the particular economic, currency, political and regulatory risks associated with specific countries; and

•	failure to achieve the intended objectives, benefits or revenue-enhancing opportunities.
Our failure to address these risks or other problems encountered in connection with our future acquisitions and investments could cause us to fail to realize the anticipated benefits of such acquisitions or investments, incur unanticipated liabilities and expenses and harm our business generally. We may also experience difficulties in integrating our operations with the newly invested or acquired businesses, implementing our strategies or achieving expected levels of revenues, profitability, productivity or other benefits. Moreover, if the businesses we acquire or invest in or our strategic alliances or partnerships do not subsequently generate the anticipated financial performance or if any goodwill impairment test triggering event occurs, we may need to revalue or write down the value of goodwill and other intangible assets in connection with such transactions, which would harm our business, financial condition and results of operations.
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

We may be subject to litigations, allegations, complaints and investigations from time to time arising out of our operations, and our reputation and operations may be adversely affected.
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
Our advertising and promotional content may subject us to penalties and other administrative actions.
Under PRC advertising, pricing and anti-unfair competition laws and regulations, we are obligated to monitor our advertising and promotional content to ensure that such content is true and accurate and in full compliance with applicable laws and regulations. For example, the PRC Pricing Law provides that an operator is prohibited from using false or misunderstanding pricing methods to induce consumers or other operators into trading with it. In addition, education or training advertisement are further prohibited from containing content such as guarantee for passing of examination or the effect of education or training, recommendation and/or endorsement by scientific research institutes, academic institutions, educational organizations, industry associations, professionals or beneficiaries using their name or image. Violation of these laws and regulations may subject us to penalties, including fines, confiscation of our advertising income, orders to cease dissemination of the advertisements and orders to publish an announcement correcting the misleading information. In circumstances involving serious violations by us, PRC government authorities may force us to terminate our advertising operations or revoke our licenses.
Relevant PRC regulatory authorities have significant discretion in interpreting and implementing the advertising, pricing and anti-unfair competition. We cannot assure you that all the content contained in our advertisements is true and accurate as required by, and complies in all aspects with, the advertising, pricing and anti-unfair competition laws and regulations, we also cannot assure you that we can rectify such content which is deemed not in compliance with such laws and regulations in a timely manner or at all, especially given the uncertainty in the interpretation of these PRC laws and regulations. If we are found to be in violation of applicable PRC advertising laws and regulations, we may be subject to penalties and our reputation may be harmed, which may negatively affect our business, financial condition, results of operations and prospects.
If we fail to maintain an effective internal control over financial reporting, we may be unable to accurately report our results of operations, meet our reporting obligations or prevent fraud and investor confidence in our company and the market price of our ADSs may decline.
As a public company, we are subject to the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act of 2002 requires us to evaluate and determine the effectiveness of our internal control over financial reporting, report any material weaknesses in such internal controls and provide a management report on internal control over financial reporting.
Our management has concluded that our internal control over financial reporting is effective as of December 31, 2020. See “Item 15. Controls and Procedures —Management’s Annual Report on Internal Control over Financial Reporting.” Our independent registered public accounting firm has issued an attestation report, which has concluded that our internal control over financial reporting is effective as of December 31, 2020. However, if we fail to maintain effective internal control environment, we could suffer material misstatements in our financial statements and fail to meet our reporting obligations, which could cause investors to lose confidence in our reported financial information. This could in turn limit our access to capital markets, harm our results of operations, and lead to a negative impact on the trading price of our ADSs. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the NYSE, regulatory investigations and civil or criminal sanctions.

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
We account for compensation costs for share-based awards granted under the 2015 Plan using a fair-value based method and recognize expenses in our consolidated statements of operations in accordance with U.S. GAAP. As of March 31, 2021, options to purchase a total of 5,853,763 ordinary shares are outstanding under the 2015 Plan. In addition, we have recorded share-based compensation expenses of RMB6.2 million, RMB4.4 million and RMB2.7 million (US$0.4 million), respectively, allocated to us based on equity awards granted to our employees under NetEase’s RSU Plan, in 2018, 2019 and 2020. See “Item 7. Major shareholders and Related Party Transactions—7.B. Related Party Transactions—Transactions with NetEase—Other Related Party Transactions with NetEase.”
We believe the granting of share-based awards is of significant importance to our ability to attract and retain key personnel and employees, and we will continue to grant share-based awards in the future. As a result, our expenses associated with share-based compensation may increase. We may also continue to record share-based compensation allocated to us based on equity awards granted to our employees under NetEase’s incentive plans, which may cause our share-based compensation to increase. Any increase in our share-based compensation may have an adverse effect on our results of operations.
Failure to make adequate contributions to various employee benefits plans as required by PRC regulations may subject us to penalties.
Companies operating in China are required to participate in various government-sponsored employee benefit plans, including certain social insurance, housing funds and other welfare-oriented payment obligations, and contribute to the plans in amounts equal to certain percentages of salaries, including bonuses and allowances, of employees up to a maximum amount specified by the local government from time to time at locations where our employees are based. The requirement of employee benefit plans has not been implemented consistently by the local governments in China given the different levels of economic development in different locations. To efficiently administrate the contribution of employment benefit plans of our employees in some cities, we engage third-party agents to make the contribution for our employees. Our failure to make contributions to various employee benefit plans and in complying with applicable PRC labor-related laws may subject us to late payment penalties, and we could be required to make up the contributions for these plans as well as to pay late fees and fines. If we are subject to late fees or fines in relation to the underpaid employee benefits, our financial condition and results of operations may be adversely affected.
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
The
COVID-19
had a severe and negative impact on the Chinese and the global economy in 2020. Even before the outbreak of
COVID-19,
the global macroeconomic environment had been presenting challenges. The growth of the PRC economy has slowed down since 2012 compared to the previous decade and the trend may continue or even deteriorate, with the added disruption caused by
COVID-19.
There is considerable uncertainty over effectiveness or the long-term effects of the massive expansionary monetary and fiscal policies adopted in response to
COVID-19
by the central banks and financial authorities of some of the world’s leading economies, including the United States and China. There have been concerns over unrest and terrorist threats in the Middle East, Europe and Africa. There have also been concerns about the relationship between China and the United States and other countries, particularly with respect to the increasingly tense political and economic relationship between the United States and China. Economic conditions in China are sensitive to global economic conditions, as well as changes in domestic economic and political policies and the expected or perceived overall economic growth rate in China. Any prolonged slowdown in the global or Chinese economy may have a negative impact on our business, results of operations and financial condition. Our students and users may reduce or delay spending with us, while we may have difficulty expanding our customer base fast enough, or at all, to offset the impact of decreased spending by our existing customers.
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
Increasing focus with respect to environmental, social and governance matters may impose additional costs on us or expose us to additional risks. Failure to comply with the laws and regulations on environmental, social and governance matters may subject us to penalties and adversely affect our business, financial condition and results of operations.
The PRC government and public advocacy groups have been increasingly focused on environment, social and governance (“
ESG
”) issues in recent years, making our business more sensitive to ESG issues and changes in governmental policies and laws and regulations associated with environment protection and other
ESG-related
matters. Investor advocacy groups, certain institutional investors, investment funds, and other influential investors are also increasingly focused on ESG practices and in recent years have placed increasing importance on the implications and social cost of their investments. Regardless of the industry, increased focus from investors and the PRC government on ESG and similar matters may hinder access to capital, as investors may decide to reallocate capital or to not commit capital as a result of their assessment of a company’s ESG practices. Any ESG concern or issue could increase our regulatory compliance costs. If we do not adapt to or comply with the evolving expectations and standards on ESG matters from investors and the PRC government or are perceived to have not responded appropriately to the growing concern for ESG issues, regardless of whether there is a legal requirement to do so, we may suffer from reputational damage and the business, financial condition, and the price of our ADSs could be materially and adversely effected.
We face risks related to natural disasters, extreme weather conditions, health epidemics, such as the outbreak of
COVID-19,
and other catastrophic incidents, which could significantly disrupt our operations.
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
In addition, our business could be affected by public health epidemics, such as the outbreak of avian influenza, severe acute respiratory syndrome, or SARS, Zika virus, Ebola virus, coronavirus or other disease. If any of our employees is suspected of having contracted a contagious disease, we may be required to apply quarantines or suspend our operations. Furthermore, any future outbreak may restrict economic activities in affected regions, resulting in reduced business volume, temporary closure of our offices or otherwise disrupt our business operations and adversely affect our results of operations.

The
COVID-19
outbreak had resulted in prolonged mandatory quarantines, lockdown, closures of businesses and facilities and travel restrictions imposed by the Chinese government and other countries around the world. To help students combat challenges resulting from the pandemic, in early 2020, we offered free
K-12
and adults online courses to students in Wuhan which were subsequently extended to students in the rest of China. By March 2020, the free courses had recorded over 15 million enrollments. As the
COVID-19
outbreak conditions continue to improve in China, we expect to mobilize internal resources and leverage our technology and operational capabilities to drive our student enrollments. With respect to our online marketing services, the
COVID-19
outbreak had caused temporary business disruptions to some of our advertising customers, which had further led to reduction in their online marketing budgets. Any recurrence of the
COVID-19
outbreak in China or continuance of the outbreak in other parts of the world could adversely impact the business operations and activities of our users, customers, suppliers and business partners, thus having an adverse impact on our business, results of operations and financial condition. In particular, the outbreak of
COVID-19
in the countries and regions where we operate, including particularly India, Indonesia and South America, could have a material adverse impact on our operations in the local markets and our overseas expansion in general. The impacts of
COVID-19
on our future results of operations will depend on future developments, which cannot be predicted, including new information which may emerge concerning the severity of
COVID-19
and the actions to contain
COVID-19,
among others. In addition, to the extent the
COVID-19
pandemic adversely affects our business and financial results, it may also have the effect of heightening many of the other risks described in this section entitled “Risk Factors,” such as those relating to our ability to improve or expand our product and service offerings and to retain existing or attract new advertising customers, among other things.
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
NetEase, our controlling shareholder, is a leading internet technology company in China. Our business has benefited significantly from NetEase’s brand name and strong market position and user bases, and we cooperate with NetEase in a number of areas, such as user acquisition and IT infrastructure. In addition, we have also received funding support from the NetEase Group. We cannot assure you that we will be able to continue to benefit from our cooperative relationships with NetEase in the future. To the extent that we cannot maintain our relationships with NetEase on terms favorable to us, or at all, we will need to find replacement business partners and services providers, which may not be done in a timely manner and/or on commercially reasonable terms, or at all, and we may lose access to key strategic assets, which could result in material and adverse effects on our business and results of operations.
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
As of March 31, 2021, NetEase, our controlling shareholder beneficially owns 0.5% of our issued and outstanding Class A ordinary shares and 73.4% of our issued and outstanding Class B ordinary shares, representing 64.5% of our total voting power. NetEase’s voting power gives it the power to control certain actions that require shareholder approval under Cayman Islands law, our memorandum and articles of association and NYSE requirements, including authorization of a plan of merger, changes to our memorandum and articles of association and an increase of the authorized share capital.
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

•
Developing business relationships with NetEase’s competitors
. We may be limited in our ability to do business with NetEase’s competitors, which may limit our ability to serve the best interests of our company and our other shareholders or holders of the ADSs.

•
Our directors may have conflicts of interest.
William Lei Ding, our director, is also the chief executive officer, a director and a major shareholder of NetEase, as well as a nominee shareholder of each of our VIEs. These relationships could create, or appear to create, conflicts of interest when William Lei Ding is faced with decisions with potentially different implications for NetEase and us.

Our financial contribution to NetEase was not material during the periods presented in this annual report, and NetEase may from time to time make strategic decisions that it believes are in the best interests of its business as a whole, which may be different from the decisions that we would have made on our own. NetEase’s decisions with respect to us or our business may favor NetEase and therefore the NetEase shareholders, which may not necessarily be aligned with our interests and the interests of our other shareholders. NetEase may make decisions, or suffer adverse trends, that may disrupt or discontinue our collaborations with NetEase or our access to NetEase’s user base. Furthermore, if NetEase seeks to alter or violate the terms of the non-competition
agreement with us in order to compete with us, such conflicts may not be resolved in our favor in light of NetEase’s controlling interest in us. If NetEase were to compete with us, our business, financial condition, results of operations and prospects could be materially and adversely affected. Although we are now a stand-alone public company and have an audit committee, consisting of independent non-executive
directors, to review and approve all proposed related party transactions including those between NetEase and us, we may not be able to resolve all potential conflicts of interest, and even if we do so, the resolution may be less favorable to us than if we were dealing with a noncontrolling shareholder.
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
Foreign investment in the value-added telecommunication services industry in China is extensively regulated and subject to numerous restrictions. Pursuant to the list of special management measures for the market entry of foreign investment, or the Negative List, published by the National Development and Reform Commission and the Ministry of Commerce on June 23, 2020 and effective on July 23, 2020, with a few exceptions, foreign investors are not allowed to own more than 50% of the equity interests in a value-added telecommunication service provider and any such foreign investor must have experience in providing value-added telecommunications services overseas and maintain a good track record.

We are a Cayman Islands company and our wholly-owned PRC subsidiaries are currently considered foreign-invested enterprise. Accordingly, our PRC subsidiaries are not eligible to provide value-added telecommunication services in China. To ensure strict compliance with the PRC laws and regulations, we conduct such business activities through Youdao Computer, one of our VIEs. Youdao Information, our wholly owned subsidiary in China, has entered into a series of contractual arrangements with our VIEs and their shareholders, which enable us to (i) exercise effective control over our VIEs, (ii) receive substantially all of the economic benefits of our VIEs, and (iii) have an exclusive option to purchase all or part of the equity interests and assets in our VIEs when and to the extent permitted by PRC law. As a result of these contractual arrangements, we have control over and are the primary beneficiary of our VIEs and hence consolidate their financial results as our VIEs under U.S. GAAP. See “Item 4. Information on the Company—4.C.Organizational Structure—Contractual Arrangements with Our VIEs and Our VIEs’ Respective Shareholders” for further details.
If the PRC government finds that our contractual arrangements do not comply with its restrictions on foreign investment in the value-added telecommunication services, or if the PRC government otherwise finds that we or our VIEs are in violation of PRC laws or regulations or lack the necessary permits or licenses to operate our business, the relevant PRC regulatory authorities, including the MIIT and SAIC, would have broad discretion in dealing with such violations or failures, including, without limitation:

•	revoking the business licenses and/or operating licenses of such entities;

•	discontinuing or placing restrictions or onerous conditions on our operation through any transactions between our PRC subsidiaries and our VIEs;

•	imposing fines, confiscating the income from our PRC subsidiaries or our VIEs, or imposing other requirements with which we or our VIEs may not be able to comply; or

•
requiring us to restructure our ownership structure or operations, including terminating the contractual arrangements with our VIEs and deregistering the equity pledges of our VIEs, which in turn would affect our ability to consolidate, derive economic interests from, or exert effective control over our VIEs.

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
If any of our VIEs or their shareholders fail to perform their respective obligations under the contractual arrangements, we may be limited in our ability to enforce the contractual arrangements that give us effective control over our VIEs, and if we are unable to maintain such control, our ability to consolidate the financial results of our VIEs will be affected. We may have to incur substantial costs and expend additional resources to enforce such arrangements. We may also have to rely on legal remedies under PRC law, including seeking specific performance or injunctive relief, and claiming damages, which we cannot assure you will be effective under PRC law. For example, if the shareholders of any of our VIEs refuse to transfer their equity interest in such VIEs to us or our designee if we exercise the purchase option pursuant to these contractual arrangements, or if they otherwise act in bad faith toward us, then we may have to take legal actions to compel them to perform their contractual obligations. In addition, if any third parties claim any interest in such shareholders’ equity interests in any of our VIEs, our ability to exercise shareholders’ rights or foreclose the share pledge according to the contractual arrangements may be impaired. If these or other disputes between the shareholders of our VIEs and third parties were to impair our control over our VIEs, our ability to consolidate the financial results of our VIEs would be affected, which would in turn result in a material adverse effect on our business, operations and financial condition.
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
Substantially all of our assets and operations are located in China. Accordingly, our business, financial condition, results of operations and prospects may be influenced to a significant degree by political, economic and social conditions in China generally. The Chinese economy differs from the economies of most developed countries in many respects, including the level of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. Although the Chinese government has implemented measures emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets, and the establishment of improved corporate governance in business enterprises, a substantial portion of productive assets in China is still owned by the government. In addition, the Chinese government continues to play a significant role in regulating industry development by imposing industrial policies. The Chinese government also exercises significant control over China’s economic growth through allocating resources, controlling payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies. While the Chinese economy has experienced significant growth over past decades, growth has been uneven, both geographically and among various sectors of the economy. Any adverse changes in economic conditions in China, in the policies of the Chinese government or in the laws and regulations in China could have a material adverse effect on the overall economic growth of China. Such developments could adversely affect our business and operating results, lead to a reduction in demand for our services and adversely affect our competitive position. The Chinese government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall Chinese economy, but may have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations. The growth rate of the Chinese economy has gradually slowed since 2010, and the impact of the
COVID-19
pandemic on the Chinese economy in 2020 was severe. Any prolonged slowdown in the Chinese economy may reduce the demand for our products and services and materially and adversely affect our business and results of operations.
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
PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay us from making loans or additional capital contributions to our PRC subsidiaries and to make loans to our VIEs, which could materially and adversely affect our liquidity and our ability to fund and expand our business.
Any funds we transfer to our PRC subsidiaries, either as a shareholder loan or as an increase in registered capital, as well as any foreign loans we provide to our VIEs, are subject to approval by or registration with relevant governmental authorities in China. According to the relevant PRC regulations on foreign-invested enterprises, or FIEs, in China, capital contributions to our PRC subsidiaries are subject to the reporting with the Ministry of Commerce, or MOFCOM, or its local branches and registration with a local bank authorized by the State Administration of Foreign Exchange, or SAFE. In addition, (i) any foreign loan procured by our PRC subsidiaries is required to be registered with SAFE or its local branches and (ii) any of our PRC subsidiaries may not procure loans which exceed the difference between its total investment amount and registered capital or, as an alternative, only procure loans subject to the calculation approach and limitation as provided in the Notice of the People’s Bank of China on Matters concerning the Macro-Prudential Management of Full-Covered Cross-Border Financing, or the PBOC Notice No. 9. Additionally, any medium or long-term loans to be provided by us to our VIEs must be registered with the NDRC and the SAFE or its local branches. We may not be able to obtain these government approvals or complete such registrations on a timely basis, if at all, with respect to future capital contributions or foreign loans by us to our PRC subsidiaries or loans by us to our VIEs. If we fail to receive such approvals or complete such reporting, registration or filing, our ability to use the proceeds of our initial public offering and the concurrent private placements to Orbis and to capitalize our PRC operations may be negatively affected, which could adversely affect our liquidity and our ability to fund and expand our business. See “Item 4. Information on the Company—4.A. History and Development of the Company— Our Corporate History.”

There is, in effect, no statutory limit on the amount of capital contribution that we can make to our PRC subsidiaries, because there is no statutory limit on the amount of registered capital for our PRC subsidiaries, and we are allowed to make capital contributions to our PRC subsidiaries by subscribing for their initial registered capital and increased registered capital, provided that the PRC subsidiaries complete the relevant reporting and registration procedures. With respect to loans provided to the PRC subsidiaries by us, (i) if the relevant PRC subsidiaries adopt the traditional foreign exchange administration mechanism, or the Traditional Foreign Debt Mechanism, the outstanding amount of the loans shall not exceed the difference between the total investment and the registered capital of the PRC subsidiaries which effectively means that there is no ultimate limit on the amount of loans that we can make to our PRC subsidiaries under this circumstance because we can increase the total investment and the registered capital of our PRC subsidiaries, subject to the completion of the required registrations and compliance with the statutory requirement that the registered capital shall be no less than certain percentage of the total investment, and the difference between the total investment and the registered capital will increase accordingly; and (ii) if the relevant PRC subsidiaries adopt the foreign exchange administration mechanism as provided in the PBOC Notice No. 9, or the Notice No. 9 Foreign Debt Mechanism, the risk-weighted outstanding amount of the loans, which shall be calculated based on the formula provided in PBOC Notice No. 9, shall not exceed 200% of the net asset of the relevant PRC subsidiaries. According to the PBOC Notice No. 9, after a transition period of one year since the promulgation of PBOC Notice No. 9, the People’s Bank of China and SAFE will determine the cross-border financing administration mechanism for the foreign-invested enterprises after evaluating the overall implementation of PBOC Notice No. 9. As of the date of this annual report, neither the People’s Bank of China nor SAFE has promulgated and made public any further rules, regulations, notices or circulars in this regard. It is uncertain which mechanism will be adopted by the People’s Bank of China and SAFE in the future and what statutory limits will be imposed on us when providing loans to our PRC subsidiaries. Currently, our PRC subsidiaries have the flexibility to choose between the Traditional Foreign Debt Mechanism and the Notice No. 9 Foreign Debt Mechanism. However, if the Notice No. 9 Foreign Debt Mechanism, or a more stringent foreign debt mechanism becomes mandatory and our PRC subsidiaries are no longer able to choose the Traditional Foreign Debt Mechanism, our ability to provide loans to our PRC subsidiaries may be significantly limited, which may adversely affect our business, financial condition and results of operations.
On March 30, 2015, the SAFE promulgated the Circular on Reforming the Management Approach Regarding the Foreign Exchange Capital Settlement of Foreign-Invested Enterprises, or SAFE Circular 19, which took effect as of June 1, 2015. SAFE Circular 19 launched a nationwide reform of the administration of the settlement of the foreign exchange capitals of FIEs and allows FIEs to settle their foreign exchange capital at their discretion, but continues to prohibit FIEs from using the Renminbi fund converted from their foreign exchange capital for expenditure beyond their business scopes, providing entrusted loans or repaying loans between nonfinancial enterprises. The SAFE issued the Circular on Reforming and Regulating Policies on the Control over Foreign Exchange Settlement of Capital Accounts, or SAFE Circular 16, effective in June 2016. Pursuant to SAFE Circular 16, enterprises registered in China may also convert their foreign debts from foreign currency to Renminbi on a self-discretionary basis. SAFE Circular 16 provides an integrated standard for conversion of foreign exchange under capital account items (including but not limited to foreign currency capital and foreign debts) on a self-discretionary basis which applies to all enterprises registered in China. SAFE Circular 16 reiterates the principle that Renminbi converted from foreign currency-denominated capital of a company may not be directly or indirectly used for purposes beyond its business scope or prohibited by PRC laws or regulations, while such converted Renminbi shall not be provided as loans to its non-affiliated
entities. On October 23, 2019, SAFE issued Notice of the State Administration of Foreign Exchange on Further Promoting the Facilitation of Cross-border Trade and Investment, or the Circular 28. Circular 28 allows non-investment
foreign-invested enterprises to use their capital funds to make equity investments in China, provided that such investments do not violate the Negative List and the target investment projects are genuine and in compliance with PRC laws. As Circular 28 is relatively new, there remains uncertainty as to its interpretation and application and any other future foreign exchange related rules. Violations of these Circulars could result in severe monetary or other penalties. SAFE Circular 19 and SAFE Circular 16 may significantly limit our ability to use Renminbi converted from the net proceeds of our initial public offering and the concurrent private placements to Orbis to fund the establishment of new entities in China by our VIEs, to invest in or acquire any other PRC companies through our PRC subsidiaries, or to establish new VIEs in China, which may adversely affect our business, financial condition and results of operations.
Fluctuations in exchange rates could have a material and adverse effect on our results of operations and the value of your investment.
The value of the Renminbi against the U.S. dollar and other currencies is affected by changes in China’s political and economic conditions and by China’s foreign exchange policies, among other things. In July 2005, the PRC government changed its decades-old
policy of pegging the value of the Renminbi to the U.S. dollar, and the Renminbi appreciated more than 20% against the U.S. dollar over the following three years. Between July 2008 and June 2010, this appreciation subsided and the exchange rate between the Renminbi and the U.S. dollar remained within a narrow band. Since June 2010, the Renminbi has fluctuated against the U.S. dollar, at times significantly and unpredictably. While appreciating approximately by 7% against the U.S. dollar in 2017, the Renminbi in 2018 and 2019 depreciated approximately by 5% and 1% against the U.S. dollar, respectively. Since October 1, 2016, the RMB has joined the International Monetary Fund’s basket of currencies that make up the Special Drawing Right, along with the U.S. dollar, the Euro, the Japanese yen and the British pound. With the development of the foreign exchange market and progress towards interest rate liberalization and Renminbi internationalization, the PRC government may in the future announce further changes to the exchange rate system and there is no guarantee that the RMB will not appreciate or depreciate significantly in value against the U.S. dollar in the future. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar in the future.

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
Among other things, the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, adopted by six PRC regulatory agencies in 2006 and amended in 2009, established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time-consuming and complex. Such regulation requires, among other things, that the MOFCOM be notified in advance of any change-of-control
transaction in which a foreign investor acquires control of a PRC domestic enterprise or a foreign company with substantial PRC operations, if certain thresholds under the Provisions on Thresholds for Prior Notification of Concentrations of Undertakings, issued by the State Council in 2008 and amended in 2018, are triggered. Moreover, the Anti-Monopoly Law promulgated by the Standing Committee of the NPC which became effective in 2008 requires that transactions which are deemed concentrations and involve parties with specified turnover thresholds must be cleared by the MOFCOM before they can be completed. On February 7, 2021, the Anti-monopoly Commission of the State Council promulgated the Anti-Monopoly Guidelines for the Internet Platform Economy Sector that aims at specifying some of the circumstances under which an activity of internet platforms may be identified as monopolistic act as well as clarifying that concentration of undertakings involving VIE structure shall be subject to anti-monopoly review. In addition, PRC national security review rules which became effective in September 2011 require acquisitions by foreign investors of PRC companies engaged in military related or certain other industries that are crucial to national security be subject to security review before consummation of any such acquisition. Further, the Measures for the Security Review of Foreign Investments promulgated by the NDRC and MOFCOM which became effective from January 2021 requires that security review by relevant governmental authorities shall be conducted in accordance with the provisions of the Measures for foreign investments that affect or may affect national security. We may pursue potential strategic acquisitions that are complementary to our business and operations. Complying with the requirements of these regulations to complete such transactions could be time-consuming, and any required approval processes, including obtaining approval or clearance from the MOFCOM, may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share.

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
SAFE Circular 37 requires registration with, and approval from, Chinese government authorities in connection with direct or indirect control of an offshore entity by PRC residents. The term “control” under SAFE Circular 37 is broadly defined as the operation rights, beneficiary rights or decision-making rights acquired by PRC residents in the offshore special purpose vehicles by means of acquisition, trust, proxy, voting rights, repurchase, convertible bonds or other arrangements. In addition, any PRC resident who is a direct or indirect shareholder of an SPV is required to update its filed registration with the local branch of SAFE with respect to that SPV, to reflect any material change. Moreover, any subsidiary of such SPV in China is required to urge the PRC resident shareholders to update their registration with the local branch of SAFE. If any PRC shareholder of such SPV fails to make the required registration or to update the previously filed registration, the subsidiary of such SPV in China may be prohibited from distributing its profits or the proceeds from any capital reduction, share transfer or liquidation to the SPV, and the SPV may also be prohibited from making additional capital contributions into its subsidiary in China. On February 13, 2015, the SAFE promulgated a Notice on Further Simplifying and Improving Foreign Exchange Administration Policy on Direct Investment, or SAFE Notice 13, which became effective on June 1, 2015. Under SAFE Notice 13, applications for foreign exchange registration of inbound foreign direct investments and outbound overseas direct investments, including those required under SAFE Circular 37, will be filed with qualified banks instead of SAFE. The qualified banks will directly examine the applications and accept registrations under the supervision of SAFE. SAFE Notice 13 further provides that annual inspection of inbound foreign direct investments and outbound overseas direct investments is canceled. Instead, relevant entities or individuals, as the case may be, shall register data and information with respect to their inbound foreign direct investments and outbound overseas direct investment interests with SAFE.
These regulations may have a significant impact on our present and future structuring and investment. We have requested our shareholders who to our knowledge are PRC residents to make the necessary applications, filings and amendments as required under these regulations. We intend to take all necessary measures to ensure that all required applications and filings will be duly made and all other requirements will be met. We further intend to structure and execute our future offshore acquisitions in a manner consistent with these regulations and any other relevant legislation. However, because it is presently uncertain how the SAFE regulations, and any future legislation concerning offshore or cross-border transactions, will be interpreted and implemented by the relevant government authorities in connection with restructuring by PRC beneficial owners of our company, our future offshore financings or acquisitions, we cannot provide any assurances that we will be able to comply with, qualify under, or obtain any approvals required by the regulations or other legislation. Furthermore, we cannot assure you that any PRC beneficial owners of our company or any PRC company into which we invest is or will in the future be able to comply with those requirements. Any failure or inability by such individuals to comply with SAFE regulations may subject us to fines or legal sanctions, such as restrictions on our cross-border investment activities or our PRC subsidiaries’ ability to distribute dividends to, or obtain foreign exchange-denominated loans from, our company or prevent us from making distributions or paying dividends. As a result, our business operations and our ability to make distributions to you could be materially and adversely affected.

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
non-PRC
shareholders and ADS holders.
Under the PRC Enterprise Income Tax Law and its implementation rules, an enterprise established outside of the PRC with its “de facto management body” within the PRC is considered a “resident enterprise” and will be subject to the enterprise income tax on its global income at the rate of 25%. The implementation rules define the term “de facto management body” as the body that exercises full and substantial control and overall management over the business, productions, personnel, accounts and properties of an enterprise. In 2009, the State Taxation Administration, or STA, issued a circular, known as STA Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a
PRC-controlled
enterprise that is incorporated offshore is located in China. Although this circular only applies to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners, the criteria set forth in the circular may reflect the STA’s general position on how the “de facto management body” text should be applied in determining the tax resident status of all offshore enterprises. According to STA Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident by virtue of having its “de facto management body” in China, and will be subject to PRC enterprise income tax on its global income only if all of the following conditions are met: (i) the primary location of the day-to-day
operational management is in the PRC; (ii) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in the PRC; (iii) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholder resolutions are located or maintained in the PRC; and (iv) at least 50% of voting board members or senior executives habitually reside in the PRC.

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
non-PRC
holding companies.
On February 3, 2015, the STA issued the Public Notice Regarding Certain Corporate Income Tax Matters on Indirect Transfer of Properties by
Non-Tax
Resident Enterprises, or STA Bulletin 7. STA Bulletin 7 extends its tax jurisdiction to transactions involving the transfer of taxable assets through offshore transfer of a foreign intermediate holding company. In addition, STA Bulletin 7 has introduced safe harbors for internal group restructurings and the purchase and sale of equity securities through a public securities market. STA Bulletin 7 also brings challenges to both foreign transferor and transferee (or other person who is obligated to pay for the transfer) of taxable assets.
On October 17, 2017, the STA issued the Announcement of the State Taxation Administration on Issues Concerning the Withholding of
Non-resident
Enterprise Income Tax at Source, or STA Bulletin 37, which came into effect on December 1, 2017. The STA Bulletin 37 further clarifies the practice and procedure of the withholding of non-resident
enterprise income tax.
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
We face uncertainties as to the reporting and other implications of certain past and future transactions where PRC taxable assets are involved, such as offshore restructuring, sale of the shares in our offshore subsidiaries and investments. Our company may be subject to filing obligations or taxed if our company is transferor in such transactions, and may be subject to withholding obligations if our company is transferee in such transactions, under STA Bulletin 7 and/or STA Bulletin 37. For transfer of shares in our company by investors who are non-PRC
resident enterprises, our PRC subsidiaries may be requested to assist in the filing under STA Bulletin 7 and/or STA Bulletin 37. As a result, we may be required to expend valuable resources to comply with STA Bulletin 7 and/or STA Bulletin 37 or to request the relevant transferors from whom we purchase taxable assets to comply with these circulars, or to establish that our company should not be taxed under these circulars, which may have a material adverse effect on our financial condition and results of operations.
The audit report included in this annual report is prepared by an auditor who is not inspected by the Public Company Accounting Oversight Board and as such, our investors are deprived of the benefits of such inspection.
As a public company with securities listed on a national exchange, we will be required to have our financial statements audited by an independent registered public accounting firm registered with the Public Company Accounting Oversight Board (United States), or the PCAOB. A requirement of being registered with the PCAOB is that if requested by the SEC or PCAOB, such accounting firm is required to make its audits and related audit work papers be subject to regular inspections to assess its compliance with the applicable professional standards. Since our auditor is located in China, a jurisdiction where the PCAOB has been unable to conduct inspections without the approval of the Chinese authorities due to various state secrecy laws and the revised Securities Law, the PCAOB currently does not have free access to inspect the work of our auditor. This lack of the PCAOB inspections in China prevents the PCAOB from fully evaluating audits and quality control procedures of our auditor. As a result, we and investors in our ordinary shares are deprived of the benefits of such PCAOB inspections, which could cause investors in our stock to lose confidence in our audit procedures and the quality of our financial statements.

The recent enactment of the Holding Foreign Companies Accountable Act, the SEC’s ongoing rulemaking with respect to such law, and other legislative developments in the United States may result in delisting of the ADSs.
Over the past decade, U.S. SEC and PCAOB and the Chinese counterparts, namely, the China Securities Regulatory Commission, or the CSRC, and the PRC Ministry of Finance have been in an impasse over the ability of the PCAOB to have access to the audit work papers and inspect the audit work of China based accounting firms, including our auditor. In May 2013, the PCAOB entered into a Memorandum of Understanding on Enforcement Cooperation (the “MOU”) with the CSRC, and the PRC Ministry of Finance, which establishes a cooperative framework between the parties for the production and exchange of audit documents relevant to investigations undertaken by the PCAOB, the CSRC or the PRC Ministry of Finance in the United States and the PRC, respectively. Despite the MOU, on December 7, 2018, the SEC and the PCAOB issued a joint statement highlighting continued challenges faced by the U.S. regulators in their oversight of financial statement audits of U.S.-listed companies with significant operations in China. On April 21, 2020, the SEC and the PCAOB reiterated in another joint statement the greater risk associated with the PCAOB’s inability to inspect audit work paper and practices of accounting firms in China, with respect to their audit work of U.S. reporting companies.
As part of a continued regulatory focus in the United States on access to audit and other information currently protected by laws in China, on December 2, 2020, U.S. Congress passed S. 945, the Holding Foreign Companies Accountable Act (the “
HFCAA
”). The HFCAA has been signed by the President into law. Pursuant to the HFCAA, the SEC is required to propose rules to prohibit the securities of any registrant from being listed on any of the U.S. securities exchanges or traded “over the counter” if the PCAOB is unable to inspect the work of the accounting firm for three consecutive years. On March 24, 2021, the SEC issued amendments to
Form 20-F and
sought public comments in response to the HFCAA. Consistent with the HFCAA, these amendments require the submission of documentation to the SEC establishing that a “commission-identified registrant” (as defined in the amendments) is not owned or controlled by a governmental entity in that foreign jurisdiction and also require disclosure in a foreign issuer’s annual report regarding the audit arrangements of, and governmental influence on, such registrant. As of the date of this annual report, the SEC is also actively assessing how best to implement other requirements of the HFCAA, including the identification process and the trading prohibition requirements.
The enactment of the HFCAA and other efforts to increase U.S. regulatory access to audit work papers could cause investor uncertainty for affected issuers, including us, and the market price of the ADSs could be adversely affected as uncertainty remains over whether there will be a compromise solution. In the worst case, our ADSs could be delisted if we were unable to cure the situation to meet the PCAOB inspection requirement in time.
In addition, on August 6, 2020, the President’s Working Group on Financial Markets, or PWG, released a report recommending that the SEC take steps to implement the five recommendations, including enhanced listing standards on U.S. stock exchanges with respect to PCAOB inspection of accounting firms. This would require, as a condition to initial and continued listing on a U.S. stock exchange, PCAOB access to work papers of the principal audit firm for the audit of the listed company. The report permits the new listing standards to provide for a transition period until January 1, 2022 for listed companies, but would apply immediately to new listings once the necessary rulemakings and/or standard-setting are effective. On August 10, 2020, the SEC announced that SEC Chairman Jay Clayton had directed the SEC staff to prepare proposals in response to the PWG Report, and that the SEC was soliciting public comments and information with respect to these proposals. These were recent media reports about the SEC’s proposed rulemaking in this regard. It is unclear if and when the SEC will make rules to implement the recommendations proposed in the PWG report, especially in light of its ongoing rulemaking pursuant to the HFCAA. Any of these factors and developments could potentially lead to a material adverse effect on our business, prospects, financial condition and results of operations. In particular, we call your attention to the risks that we could be delisted from New York Stock Exchange pursuant to the HFCAA if the PCAOB continues to be unable to inspect our independent registered public accounting firm for three consecutive years.

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
On February 6, 2015, the four China-based accounting firms each agreed to a censure and to pay a fine to the SEC to settle the dispute and avoid suspension of their ability to practice before the SEC and audit U.S.-listed companies. The settlement required the firms to follow detailed procedures and to seek to provide the SEC with access to Chinese firms’ audit documents via the CSRC. Under the terms of the settlement, the underlying proceeding against the four China-based accounting firms was deemed dismissed with prejudice four years after entry of the settlement. The four-year mark occurred on February 6, 2019. While we cannot predict if the SEC will further challenge the four China-based accounting firms’ compliance with U.S. law in connection with U.S. regulatory requests for audit work papers or if the results of such a challenge would result in the SEC imposing penalties such as suspensions, if the accounting firms are subject to additional remedial measures, our ability to file our financial statements in compliance with SEC requirements could be impacted. A determination that we have not timely filed financial statements in compliance with the SEC requirements could ultimately lead to the delisting of our ADSs from the NYSE or the termination of the registration of our ordinary shares under the Securities Exchange Act of 1934, or both, which would substantially reduce or effectively terminate the trading of our ADSs in the United States.
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
It may be difficult for overseas regulators to conduct investigation or collect evidence within China.
Shareholder claims or regulatory investigation that are common in the United States generally are difficult to pursue as a matter of law or practicality in China. For example, in China, there are significant legal and other obstacles to providing information needed for regulatory investigations or litigation initiated outside China. Although the authorities in China may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, such cooperation with the securities regulatory authorities in the Unities States may not be efficient in the absence of mutual and practical cooperation mechanism. Furthermore, according to Article 177 of the PRC Securities Law, or Article 177, which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigation or evidence collection activities within the territory of the PRC. While detailed interpretation of or implementation rules under Article 177 have yet to be promulgated, the inability for an overseas securities regulator to directly conduct investigation or evidence collection activities within China may further increase difficulties faced by you in protecting your interests.

Risks Related to Our Class A Ordinary Shares and Our ADSs
Our dual-class share structure with different voting rights may adversely affect the value and liquidity of the ADSs.
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
The trading price of our ADSs has been volatile and may continue to be volatile, regardless of our operating performance.
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
In addition, the stock market in general, and the performance and fluctuation of the market prices for internet-related companies and other companies with operations mainly in China in particular, may affect the volatility in the prices of and trading volumes for our ADSs. The securities of some China-based companies that have listed their securities in the United States have experienced significant volatility that often has been unrelated to the operating performance of such companies, including, in some cases, substantial declines in the trading prices of their securities. The trading performances of these companies’ securities may affect the attitudes of investors towards Chinese companies listed in the United States in general, which consequently may impact the trading performance of our ADSs, regardless of our actual operating performance. In addition, any negative news or perceptions about inadequate corporate governance practices or fraudulent accounting, corporate structure or other matters of other Chinese companies may also negatively affect the attitudes of investors towards Chinese companies in general, including us, regardless of whether we have engaged in any inappropriate activities. In particular, the global financial crisis, the ensuing economic recessions and deterioration in the credit market in many countries have contributed and may continue to contribute to extreme volatility in the global stock markets. These broad market and industry fluctuations may adversely affect the market price of our ADSs. Volatility or a lack of positive performance in our ADS price may also adversely affect our ability to retain key employees, most of whom have been granted options or other equity incentives.
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
Sales of substantial amounts of ADSs in the public market, or the perception that these sales could occur, could adversely affect the market price of the ADSs and could materially impair our ability to raise capital through equity offerings in the future. As of March 31, 2021, we had 36,837,086 Class A ordinary shares and 89,132,360 Class B ordinary shares outstanding. The ADSs representing our Class A ordinary shares sold in our initial public offering are freely transferable by persons other than our “affiliates” without restriction or further registration under the Securities Act. The remaining ordinary shares outstanding will be available for sale, upon the expiration of the
180-day
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
We are an exempted company incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our memorandum and articles of association, the Companies Act (As Revised) of the Cayman Islands, or the Companies Act, and the common law of the Cayman Islands. The rights of shareholders to take action against our directors, actions by our minority shareholders and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England and Wales, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands have a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States. In addition, while under Delaware law, controlling shareholders owe fiduciary duties to the companies they control and their minority shareholders, under Cayman Islands law, our controlling shareholders do not owe any such fiduciary duties to our company or to our minority shareholders. Accordingly, our controlling shareholders may exercise their powers as shareholders, including the exercise of voting rights in respect of their shares, in such manner as they think fit, subject only to very limited equitable constraints, including that the exercise of voting rights to amend the memorandum or articles of association of a Cayman company must be exercised in good faith for the benefit of the company as a whole.
Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records (other than the memorandum and articles of association, the register of mortgages and charges and any special resolution passed by the shareholders) or to obtain copies of lists of shareholders of these companies. Our directors have discretion under our MAA to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.
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
We are an exempted company limited by shares incorporated under the laws of the Cayman Islands and substantially all of our assets are located outside of the United States. Substantially all of our current operations are conducted in China. In addition, most of our current directors and officers are Chinese nationals and residents of countries other than the United States. Most of the assets of these persons are located outside the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States in the event that you believe that your rights have been infringed under the U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of China may render you unable to enforce a judgment against our assets or the assets of our directors and officers. However, the deposit agreement gives you the right to submit claims against us to binding arbitration, and arbitration awards may be enforceable against us and our assets in China even when court judgments are not.
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
As a Cayman Islands exempted company, we are not obliged by the Companies Act to call shareholders’ annual general meetings. Our MAA provide that we may (but are not obliged to) each year hold a general meeting as our annual general meeting. As a holder of ADSs, you will not have any direct right to attend general meetings of our shareholders or to cast any votes at such meetings. You will only be able to exercise the voting rights which attach to the Class A ordinary shares underlying your ADSs indirectly by giving voting instructions to the depositary in accordance with the provisions of the deposit agreement. Under the deposit agreement, you may vote only by giving voting instructions to the depositary, as holder of the Class A ordinary shares underlying your ADSs. Upon receipt of your voting instructions, the depositary may try to vote the Class A ordinary shares underlying your ADSs in accordance with your instructions. If we ask for your instructions, then upon receipt of your voting instructions, the depositary will try to vote the underlying Class A ordinary shares in accordance with those instructions. If we do not instruct the depositary to ask for your instructions, the depositary may still vote in accordance with instructions you give, but it is not required to do so. You will not be able to directly exercise any right to vote with respect to the underlying Class A ordinary shares unless you withdraw the shares and become the registered holder of such shares prior to the record date for the general meeting. When a general meeting is convened, you may not receive sufficient advance notice of the meeting to enable you to withdraw the shares underlying your ADSs and become the registered holder of such shares prior to the record date for the general meeting to allow you to attend the general meeting and to vote directly with respect to any specific matter or resolution to be considered and voted upon at the general meeting. In addition, under our MAA, for the purposes of determining those shareholders who are entitled to attend and vote at any general meeting, our directors may close our register of members and/or fix in advance a record date for such meeting, and such closure of our register of members or the setting of such a record date may prevent you from withdrawing the Class A ordinary shares underlying your ADSs and becoming the registered holder of such shares prior to the record date, so that you would not be able to attend the general meeting or to vote directly. Where any matter is to be put to a vote at a general meeting, the depositary will notify you of the upcoming vote and to deliver our voting materials to you, if we ask it to. We cannot assure you that you will receive the voting material in time to ensure you can direct the depositary to vote your shares. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for their manner of carrying out your voting instructions. This means that you may not be able to exercise your right to direct how the shares underlying your ADSs are voted and you may have no legal remedy if the shares underlying your ADSs are not voted as you requested.
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

NetEase, Dr. Zhou and certain individual minority shareholders who are our employees collectively beneficially owned all of our issued and outstanding Class B ordinary shares as of the date of this annual report. As of March 31, 2021, these Class B ordinary shares constituted approximately 70.8% of our total issued and outstanding share capital and 87.9% of the aggregate voting power of our total issued and outstanding share capital. In particular, Class B ordinary shares owned by NetEase constituted approximately 51.9% of our total issued and outstanding share capital and 64.5% of the aggregate voting power of our total issued and outstanding share capital as of March 31, 2021.
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
However, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. As a result, you may not be afforded the same protections or information, which would be made available to you were you investing in a U.S. domestic issuer, which may be difficult for overseas regulators to conduct investigation or collect evidence within China.
We are a “controlled company” within the meaning of the rules of the NYSE and, as a result, can rely on exemptions from certain corporate governance requirements that provide protection to shareholders of other companies.
We are a “controlled company” as defined under the rules of the NYSE since NetEase beneficially owns more than 50% of our total voting power. For so long as we remain a controlled company under this definition, we are permitted to elect to rely, and we currently rely, on certain exemptions from corporate governance rules, including the exemption from the rule that a majority of our board of directors must be independent directors. As a result, you will not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements.
As an exempted company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the NYSE corporate governance listing standards. These practices may afford less protection to shareholders than they would enjoy if we complied fully with the NYSE corporate governance listing standards.
As a company listed on the NYSE, we are subject to corporate governance listing standards of NYSE. However, NYSE rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the NYSE corporate governance listing standards. We have followed and intend to continue to follow Cayman Islands corporate governance practices in lieu of the corporate governance requirements of the NYSE that listed companies must have a majority of independent directors and that the audit committee consists of at least three members. To the extent that we choose to follow home country practice in the future, our shareholders may be afforded less protection than they otherwise would enjoy under NYSE corporate governance listing standards applicable to U.S. domestic issuers.
There can be no assurance that we will not be a passive foreign investment company, or PFIC, for the current or any future taxable year, which could result in adverse U.S. federal income tax consequences to U.S. investors in the ADSs or our Class A ordinary shares.
In general, a
non-U.S.
corporation is a PFIC for U.S. federal income tax purposes for any taxable year in which (i) 50% or more of the average value of its assets (generally determined on a quarterly basis) consists of assets that produce, or are held for the production of, passive income, or (ii) 75% or more of its gross income consists of passive income. For purposes of the above calculations, a
non-U.S.
corporation that owns (or is treated as owning for U.S. federal income tax purposes), directly or indirectly, at least 25% by value of the shares of another corporation is treated as if it held its proportionate share of the assets of the other corporation and received directly its proportionate share of the income of the other corporation. Passive income generally includes dividends, interest, rents, royalties and certain gains. Cash is a passive asset for these purposes. Goodwill is generally characterized as an active asset to the extent that it is associated with business activities that produce active income.

Based on the composition of our income and assets and the value of our assets, including goodwill, which is based on the price of the ADSs, we believe that we were not a PFIC for our current taxable year. However, we hold a substantial amount of cash and our PFIC status will depend on the composition of our income and assets and the value of our assets from time to time (which may be determined, in part, by reference to the market price of the ADSs, which could be volatile). If our ADS price declines significantly while we continue to hold a substantial amount of cash for any taxable year, our risk of being or becoming a PFIC will increase. Moreover, it is not entirely clear how the contractual arrangements between us and our VIEs will be treated for purposes of the PFIC rules, and we may be or become a PFIC if our VIEs are not treated as owned by us for these purposes. In addition, the extent to which our goodwill should be characterized as an active asset is not entirely clear. Furthermore, our PFIC status for any taxable year is an annual determination that could be made only after the end of that year. Accordingly, there can be no assurance that we will not be a PFIC for any taxable year. If we were a PFIC for any taxable year during which a U.S. taxpayer held ADSs or Class A ordinary shares, the U.S. taxpayer generally would be subject to adverse U.S. federal income tax consequences, including increased tax liability on disposition gains and “excess distributions” and additional reporting requirements. See “Item 10. Additional Information—10.E. Taxation—Material U.S. Federal Income Tax Considerations—Passive Foreign Investment Company Rules.”

ITEM 4.	INFORMATION ON THE COMPANY
4.A. History and Development of the Company
Our Major Business Milestones
In 2007, we launched our flagship
Youdao Dictionary
, China’s leading language app.
In 2012, NetEase launched
NetEase Cloud Classroom
, a platform offering online courses mainly targeting adults in China, which was acquired by us in May 2019.
In 2014, we strategically expanded offerings to include online courses by launching
Youdao Classroom
, which was rebranded as
Youdao Premium Courses
in 2016. In the same year, NetEase launched
China University MOOC
, a platform offering online courses primarily targeting college students and adults in China, which was acquired by us in May 2019.
Between 2016 and 2020, we continued to expand our suite of learning products and services by launching a portfolio of interactive apps catering to various age groups’ learning needs, which currently include
Youdao Fun Reading, Youdao Math
and
Youdao Vocabulary Builder,
and by launching our smart device offerings, which currently include
Youdao Dictionary Pen, Youdao Smart Pen, Youdao Pocket Translator, Youdao Cloud Pen
and
Youdao Super Dictionary
.
In March 2021, we established Youdao Adult Education Department to promote the integration of the adult education sector of
Youdao Premium Courses
,
NetEase Cloud Classroom
and
China University MOOC
. Mainly operated by
NetEase Cloud Classroom
, this new business unit will help integrate ample academic resources and propel the research and development of adult education courses. The restructured
Youdao Premium Courses
will mainly focus on the
K-12
education sector.
Our Corporate History
We commenced our operations in March 2006 through NetEase Youdao Information Technology (Beijing) Co., Ltd., or Youdao Information. In September 2007, Beijing NetEase Youdao Computer System Co., Ltd., or Youdao Computer, was incorporated in the PRC. We conducted our business through both Youdao Information and Youdao Computer and they were then controlled by NetEase.
In 2014, we strategically shifted our focus to the intelligent learning industry. Since then, we have successfully developed a variety of technology-driven learning products and services, including
Youdao Premium Courses
.
In November 2014, Youdao, Inc., our current ultimate holding company, was incorporated under the laws of the Cayman Islands.
In July 2016, Youdao (Hong Kong) Limited, or Youdao HK, was incorporated under the laws of Hong Kong. Youdao HK currently operates
U-Dictionary
, an online dictionary and translation app we offer primarily targeting users in selected overseas markets.
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
In May 2019, we acquired certain online learning businesses, including
NetEase Cloud Classroom
,
China University MOOC
and
NetEase Kada
, from the NetEase Group, as we believe these offerings generally appeal to different target audiences from, and as a result complement,
Youdao Premium Courses
, our existing online course brand and enable us to reach a broader student base. Since these businesses were controlled by NetEase both before and after the acquisition, such transactions are accounted for as business combinations under common control. Therefore, our consolidated financial statements included elsewhere in this annual report include these acquired assets and liabilities at their historical carrying value. In addition, our consolidated financial statements included elsewhere in this annual report reflect the results of such acquired businesses as if the current corporate structure, including the transfer of business in May 2019, had been in existence throughout the periods presented.
In October 2019, we completed an initial public offering in which we offered and sold an aggregate of 5,600,000 Class A ordinary shares in the form of ADSs. Concurrently with the initial public offering, we issued and sold 7,352,941 Class A ordinary shares to Orbis in private placements. Upon the initial public offering, all of our issued and outstanding Series A preferred shares were automatically converted into Class A ordinary shares on a one-for-one
basis. On October 25, 2019, the ADSs began trading on the NYSE under the symbol “DAO.”
As part of business restructuring within the NetEase Group, we disposed of the
Youdao Cloudnote
business operation to an investee
co-established
by us and NetEase in December 2020.
We raised approximately US$232 million of net proceeds through a follow-on
offering in February 2021. In addition, the boards of directors of both NetEase and our company have recently approved a proposed revolving loan facility by NetEase to us with a total commitment of US$300 million to support our long-term growth. In addition, we will also continue to evaluate and pursue attractive financing opportunities, including issuances of debt or equity securities and obtaining additional credit facilities.
Our corporate headquarters is located at No. 399 Wangshang Road, Binjiang District, Hangzhou 310051, People’s Republic of China. Our telephone number at this address is + 86 0571-8985-2163. Our registered office in the Cayman Islands is located at Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman,
KY1-1104,
Cayman Islands. Our agent for service of process in the United States is Cogency Global Inc. located at 122 East 42nd Street, 18th Floor, New York, N.Y. 10168. Our principal website is
www.youdao.com
. The information contained on our website is not a part of this annual report.
The SEC maintains an internet site at
www.sec.gov
that contains reports, information statements, and other information regarding issuers that file electronically with the SEC.
4.B. Business Overview
What is Youdao
Youdao makes learning happen.
For over a decade, Youdao has developed and used technologies to provide learning content, applications and solutions to users of all ages.

We are the leading intelligent learning company in China with over approximately 120 million average total MAUs in 2020. Starting from online knowledge tools, we currently offer a comprehensive suite of learning products and services that are accessible, reliable and trustworthy.
Today, for tens of millions of people, Youdao is the
go-to
destination for looking up a word, translating a foreign language, preparing for an exam, or picking up a new skill. Through technology, we enrich the lives of people of all ages every day, guiding them on their journey of pursuing knowledge and sharing ideas.
What Youdao Offers
Youdao was founded in 2006 as part of NetEase, a leading internet technology company in China, dedicated to providing online services centered around content, community, communication and commerce. In 2007, we launched our flagship
Youdao Dictionary,
which is China’s leading language app.
Youdao Dictionary
had 52 million average MAUs in 2020.
The early success of
Youdao Dictionary
has enabled us to attract a massive user base, build a strong brand, and expand into a broad range of products and services addressing lifelong learning needs of pre-school,
K-12
and college students as well as adult learners, including:

•
Online knowledge tools—
a collection of dictionaries, empowered by leading-edge technologies. Our tools are convenient, smart and powerful. We offer most of them for free, but monetize their massive user bases mainly through advertising. As these tools become ubiquitous in people’s lives, they have also helped drive organic user traffic to our online courses and other products and services.

•
Online courses—
include
Youdao Premium Courses,
our flagship online course brand, with a strategic focus on
K-12
students, as well as
NetEase Cloud Classroom
and
China University MOOC.
We deliver our
Youdao Premium Courses
in interactive “dual-teacher” large classes through live streaming. Our course designers, instructors and engineers work together to expertly create course materials covering a wide range of subjects, making sure they are always interesting, relevant and engaging. We use our extensive experience and know-how
from the current course offerings to train instructors and teaching assistants and inform our course development which help us attract and retain students. We integrate our core technologies into the learning and teaching process to create an engaging, interactive and customized learning experience across
Youdao Premium Courses
:

•
AI Essay Assessment
(AI
作文批改
)
—
We launched
AI Essay Assessment
(AI
作文批改
), an
AI-enabled
feature that helps to automatically grade and offer suggestions to improve the English essays submitted by the users.

•
Intelligent Memorization Plan
(
智能背诵
)
—
Leveraging the ASR technology, we launched
Intelligent Memorization Plan
(
智能背诵
) as a key feature of our high school Chinese courses. Such feature is highly integrated with our course content, and students can practice efficiently at their own pace.

•
Interactive Voice Answer (
互动语音问答
)
—
We continued to upgrade the interactive features in our “dual-teacher” model. For example, we introduced a feature named Interactive Voice Answer (
互动语音问答
) for primary school courses in 2020, which is able to simultaneously convert student’s voices answers to text so that the instructors can quickly locate valuable answers.

•
Interactive learning apps
—enable students to study math, English and other subjects with a virtual teacher on their mobile devices. These fun and effective apps incorporate AI teaching to particularly cater to the learning habits of our students. Through social media such as
Weixin/WeChat
, users may access these apps and share their activities with friends. Moreover, our interactive learning apps provide an abundance of gamified features that help significantly increase younger students’ interest levels and drive their engagement.

•
Smart devices—
include
Youdao Dictionary Pen, Youdao Smart Pen, Youdao Pocket Translator, Youdao Cloud Pen
and
Youdao Super Dictionary
. Our approach to such devices is a seamless integration of AI algorithms and data processing into hardware devices that supplement our online knowledge tools and online courses. Our smart devices allow us to further enhance users’ learning experience and efficiency.

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
Our Technologies
Our leadership in technology is built by our smart, creative, diverse and dedicated team. We had a team of 513 engineers, researchers and scientists as of December 31, 2020, whose expertise spans a broad range of disciplines, from natural language processing and computer vision, to automatic speech recognition, machine learning and data mining. We’ve also founded
Youdao AI Lab,
our innovation center, to drive technology, enhance innovation and nurture aspiring engineers and entrepreneurs to propel our long-term growth.
Over the years, we have developed the following core technologies to deliver an effective and enjoyable learning experience to our users and students across our comprehensive suite of learning products and services:

•
Optical character recognition (OCR)
.
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

•
Language data mining
.
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
Neural machine translation (NMT) engine
.
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
(TTS)
.
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

•
Data analytics for adaptive learning
. We have built our proprietary adaptive learning engine and machine learning technologies to analyze massive data from students’ interactions with us to understand students’ learning progress, provide intelligent and personalized feedback, and make predictions about their future performance. All such data has been collected and analyzed to inform us of our students’ particular learning needs, allowing us to develop more relevant and tailored learning content. It also allows us to obtain valuable insights at individual student, subject and class levels.

•
Live streaming technologies.
Our live streaming technologies and platforms can deliver superior reliability, scalability and performance. Our proprietary audio-visual coding and streaming technologies make it possible for us to stream each live class to a massive number of participants simultaneously with low loss rates even over weak internet connection. We also offer various features, such as voice chats among multiple users and various visual and audio effects, to enhance the live streaming learning experience.

Our Offerings
A Holistic Product Innovation Approach
Learning is a lifelong process. With this in mind, we offer a comprehensive portfolio of learning products and services to cater to people’s varying learning needs throughout their lives.

•	Online knowledge tools , including Youdao Dictionary and other dictionary and translation tools;

•	Smart devices , including Youdao Dictionary Pen, Youdao Smart Pen, Youdao Pocket Translator, Youdao Cloud Pen and Youdao Super Dictionary ;

•	Online courses , mainly including Youdao Premium Courses , NetEase Cloud Classroom , China University MOOC ;

•	Interactive learning apps , featuring a suite of interactive mobile apps catering to various age groups’ learning needs; and

•	Enterprise services , which mainly include technologies and solutions licensed to enterprise customers through Youdao Smart Cloud .
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
accumulated from developing our
Youdao Premium Courses
. These synergies have effectively lowered our product development and user acquisition costs, allowing us to invest in technology and launch new offerings in a scalable way.
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
Youdao Dictionary
is China’s leading language app and it had 52 million MAUs in 2020.
Youdao Dictionary
has the following core features and strengths:
Extensive content
. Youdao Dictionary
provides users with easy and intuitive access to concise dictionaries created by our in-house
editorial staff. Powered by web reference mining technologies, it also provides an extensive array of machine-generated language-related content, including audio pronunciations, internet slang, buzzwords and bilingual example sentences. Users can also access 22 licensed dictionaries and encyclopedias, such as the New Oxford English-Chinese Dictionary and Collins Comprehensive English-English-Chinese Dictionary. As of December 31, 2020,
Youdao Dictionary
offered over 31 million entries across 109 languages.
Superior translation results
. Youdao Dictionary
translates words, sentences or even paragraphs as one speaks, types, writes or takes a picture. As of December 31, 2020,
Youdao Dictionary
supported
two-way
translation across 109 languages. In 2020,
Youdao Dictionary
processed a daily average of 922 million translation queries, making it one of the most frequently used online translation services in China. We believe
Youdao Dictionary
delivers
best-in-class
accuracy and translation quality, powered by our proprietary NMT engine, which continually learns how to deliver more accurate and natural-sounding translation from massive web and user database.
Rich user-centric functions
.
Youdao Dictionary
offers a variety of tools and functions to enhance user experience, including:

•	Instant camera translation, which allows users to use their camera to near-instantly translate text from image across 22 languages, supported by our advanced OCR technologies.

•	Instant speech-to-speech and speech-to-text translation, which translates instantly as the user speaks into text or spoken word across 44 languages, powered by our ASR and TTS capabilities.

•	Whole-document translation, which allows users to upload and quickly translate entire documents in various formats.

•	Mouse-over translation, which works as a plug-in to mainstream web browsers, allowing users to view translation of text displayed on-screen instantly.

•	Offline model , which allows users to access the dictionary and translation library without connecting to the internet.
We design
Youdao Dictionary
as an
all-in-one
app connecting users to a wide range of learning tools and resources with its interface purpose-built to attract user traffic to our other offerings. For example,
Youdao Dictionary
’s navigation bar allows users to view and enroll in our full
Youdao Premium Courses
and offers features from our automated English essay grader and interactive learning apps such as
Youdao Math,
all within the
Youdao Dictionary
app without the need to separately download other apps.
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

Other Online Dictionary and Translation Tools
In addition to
Youdao Dictionary
, we offer the following online dictionary and translation tools to address diverse user needs:

•
Youdao Translation
,
a tool specifically designed to support translation needs of business and leisure travelers across over 31 languages via camera and speech translation.
Youdao Translation
had 123 million average MAUs in 2020.

•	U-Dictionary , an online dictionary and translation app we offer in Indonesia and other overseas markets; see “—Global Opportunities.”

•	Youdao Kids’ Dictionary , a K-12 focused smart tool that offers translation services in Chinese and English, with extensive content and interactive tools designed to make it fun to learn languages.
Despite their varying target user groups, these tools offer a substantially similar set of features and functions as
Youdao Dictionary
and are supported by the same set of language-centric technologies, including our NMT engine and language data mining.
Smart Devices
We develop and offer smart devices to make learning more productive and efficient for our users. In most cases, our smart devices are developed and designed by us or in collaboration with third parties, while the manufacturing of such devices is outsourced to third-party manufacturers under original equipment manufacturer agreements.
Youdao Dictionary Pen
In July 2018, we launched
Youdao Dictionary Pen,
a sleek, modern electronic translation pen with powerful Chinese/English translation capabilities. With our NMT and OCR technologies, users can simply scan the words and the screen will instantly display the translation and definition of the word without connecting to the internet. We launched
Youdao Dictionary Pen 2.0
and
Youdao Dictionary Pen 2.0 Pro
with enhanced functionality in August 2019 and June 2020, respectively, which has been widely accepted among students and parents as an effective device. In addition, we launched
Youdao Dictionary Pen 3.0
in December 2020.
Youdao Smart Pen
We offer
Youdao Smart Pen
, primarily designed to be used by students of
Youdao Premium Courses
together with our course materials printed using dot matrix. As a student writes on the textbook,
Youdao Smart Pen
automatically converts the handwriting into data that is synced up with our systems, allowing the student to view automatic grading results of exercises completed, the correct answers and explanations, as well as suggested exercises to reinforce what’s learnt, in almost real time. Currently,
Youdao Smart Pens
are distributed to students of
Youdao Premium Courses
as part of the course packages purchased.
Youdao Pocket Translator
In November 2017, we launched
Youdao Pocket Translator,
a
pocket-size
smart gadget supporting the instant translations of multiple languages to mainly address translation needs while traveling. Leveraging our ASR, OCR and NMT technologies,
Youdao Pocket Translator
helps to translate speech and texts in images in real-time. The latest version of
Youdao Pocket Translator
supports translation of 87 languages and offers a variety of new functions, such as word memory and pronunciation correction.
Youdao Cloud Pen
In June 2019, we launched
Youdao Cloud Pen
, primarily designed to be used by users of
Youdao Cloudnote.
As the user writes using a
Youdao Cloud Pen
, the pen digitizes the user’s handwriting and saves it to the user’s
Youdao Cloudnote
account.
Youdao Super Dictionary
Youdao Super Dictionary
is an
end-to-end
translation tool with polysemy recognition and translation capability. It provides smart real-time voice translation between any two of the 42 supported languages used in over 200 different countries and regions.
Youdao Super Dictionary
includes professional vocabulary coverage in diversified subjects such as healthcare, IT, finance, legal, sports and energy. It also offers offline translation between English and Chinese.

Online Courses
We’ve developed comprehensive offerings of online courses catering to the diverse learning needs of different age groups. Our online course offerings mainly consist of (i)
 Youdao Premium Courses
; (ii)
 NetEase Cloud Classroom;
and (iii)
 China University MOOC.
Youdao Premium Courses
Launched in 2014,
Youdao Premium Courses
are our flagship online education offerings designed to cover a wide spectrum of age groups, subject matters, learning goals and areas of interest, with a strategic focus on
K-12
students. respectively. In 2018, 2019 and 2020, our
Youdao Premium Courses
had approximately 643 thousand, 833 thousand and 2,097 thousand paid student enrollments, respectively. In March 2021, we established Youdao Adult Education Department to promote the integration of the adult education sector of
Youdao Premium Courses
,
NetEase Cloud Classroom
and
China University MOOC
. Mainly operated by
NetEase Cloud Classroom
, this new business unit will help integrate ample academic resources and propel the research and development of adult education courses. The restructured
Youdao Premium Courses
will mainly focus on the
K-12
education sector.

•
K-12
Courses
.
We strategically focus on offering
K-12
courses, including
(i) K-12
after-school tutoring, and
(ii) K-12
computer coding courses. We believe that our leadership in
K-12
courses positions us well to benefit from the lifelong learning needs of our
K-12
students as they grow together with us. In 2018, 2019 and 2020, our
K-12
courses had approximately 126 thousand, 359 thousand and 1,640 thousand paid student enrollments, respectively.

•
K-12
After-school Tutoring Courses
.
The
K-12
after-school tutoring courses we offer cover the entire
K-12
grades and a wide range of subject matters, including mathematics, English, Chinese, physics, chemistry, biology and history. Our
K-12
after-school tutoring courses are taught in large classes. Most of these courses are offered throughout the year and are available for enrollment at the beginning of each of the four academic terms, namely the two school semesters (from March to June and from September to December) and two holiday seasons (the summer holiday from July to August and the winter holiday from January to February) in China, and are generally completed within one term.

•
K-12
computer coding courses
.
We provide online coding courses aimed at
K-12
students. Through
iCode,
we offer a wide range of online coding courses on professional computer coding, such as JavaScript and C++, for kids aged 6 to 14. We develop the
iCode
curriculum by ourselves and in collaboration with experts from renowned institutions in China. In addition, we offer
NetEase Kada
, a platform of basic online coding courses, as well as a selection of engaging, gamified tools to spark kids’ interests in coding.
NetEase Kada
also offers an online virtual community where kids can share their creative work with the world. We acquired the
NetEase Kada
operations from the NetEase Group in May 2019. For details, see “Item 7. Major shareholders and Related Party Transactions—7.B. Related Party Transactions—Transactions with NetEase—Acquisition of Online Learning Businesses from NetEase.”

•
Foreign language courses
.
We offer courses for post-secondary students wishing to improve their English proficiency and English language skills in specific areas, such as grammar, vocabulary or oral communications. We also provide preparation courses for students looking to take various English proficiency tests, ranging from TOEFL and IELTS, to the English test in the post-graduate entrance exams and other English certification exams in China, as well as courses on an increasing number of other popular languages, such as Japanese, Korean and Spanish. Our popular foreign language courses include Practical English designed to reach English grammar in a logical, systematic, and easily digestible way using a formulaic approach to understand complex grammatical forms. Practical English has been one of the most popular courses among our
Youdao Premium Courses
. We also offer practice exercises for students to test what they learn and see personalized feedback and analysis generated by algorithms.

•
Professional certification and skill courses
.
Our professional certification and skill course offerings mainly consist of certification preparation courses covering various professions, such as IT, accounting, human resources and teaching, all designed to equip students with the skills and knowledge-sets required in workplaces to elevate their career prospects.

•	Interest courses . We also offer personal interest courses, such as memory techniques, time management, emotional studies, and music.

Technology-Driven Learning Experience
We integrate technologies into every major aspect of the learning and teaching process to ensure a superb learning experience across our
Youdao Premium Courses
.
Our technology-driven learning experience provides the following key strengths:

•
AI tutoring
.
We offer a set of advanced
AI-based
technologies, which we collectively refer to as our “AI tutoring,” to make learning more personalized and efficient while maintaining a high level of human touch.

•
Knowledge graph
.
Based on our AI technology and data analytics, we’ve built massive “knowledge graphs” depicting different knowledge points, concepts and learning objectives, supported a large quiz bank curated by our course development professionals to help students understand the subject matter. As of December 31, 2020, we have created 53 sets of knowledge graph covering over 22,650 knowledge points across 53 subjects.

•
Adaptive learning
.
Unlike a
one-size-fits-all
approach, we track each student’s learning progress and then dynamically adapt our teaching to the student’s unique learning needs at a pace and level of difficulty that best benefits such student. Our adaptive learning approach also gives the faculty insight into how students are moving through the curriculum at individual student, subject and class levels which allows them to make appropriate instructional, intervention and course development decisions. For example, when the system observes from data that a student is struggling with a particular concept, it will bypass more challenging questions automatically and/or request human teachers’ intervention until the student improves his understanding of that concept.

•
Customized educational content
.
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

•
AI-powered
homework grader
.
Supported by our strong deep learning capability, we offer an automated essay grader to review and evaluate student essays in Chinese or English, providing students with detailed feedback about grammar, vocabulary and flow, as well as suggested improvements. We also use the data collected from our homework grader to inform our systems for more personalized teaching.

•
Youdao Smart Pen
.
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
Our course development decisions at all levels are informed by our extensive data insights into students’ learning patterns and behaviors. For example, our adaptive learning solutions generate detailed data at individual student, subject and class levels, such as the most frequently committed errors, which is used to guide our course development processes. Our course development efforts are also informed by first-hand feedback and recommendations from instructors and students and analytics generated by our smart devices, such as
Youdao Smart Pen
. See “—Our Offerings—Learning Products—Online Knowledge Tools—Smart Devices—
Youdao Smart Pen
” and “—Our Offerings—Online Courses—Youdao Premium Courses— Technology-Driven Learning Experience.”

Our course development system is defined by the following elements:
Course Development Committee
. Our course development efforts are supervised by a centralized committee which currently comprises education experts and members of our senior management. The course development committee is responsible for coordinating our course development efforts and making all major course development decisions including, among others, expanding course coverage to include additional subjects and age groups, hiring teachers and other content development professionals, and creating course development studios. Our course development committee is also responsible for periodically reviewing the curriculums of
Youdao Premium Courses
to ensure they are consistent with our overall pedagogical objectives.
Studio
.
“Studios” are our major course development units. We continue to review and adjust our studio setup and allocation of resources among different studios to meet the rising demand for our online courses and ensure consistent high quality is delivered across courses and subject matters. As of December 31, 2020, we had 28 studios covering a range of subject matters. Each studio is focused on designing the curriculum and learning content for a particular subject, area and/or target age group. We seek to convert the experience and know-how
of individual instructors into standardized teaching methods and learning content that can be applied across all course offerings. Substantially all of our
Youdao Premium Courses,
including the curriculum and the learning content used, such as syllabus, knowledge graph, quiz banks, course outlines and teaching notes, are developed by our studios. The subject matter expertise accumulated and learning content developed by our studios are also used to support our offering of interactive learning apps, such as
Youdao Math,
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
Accessible and flexible
.
The live streaming format maximizes flexibility for students to learn anytime, anywhere. Each live class is recorded and available for replay, allowing our students to learn at their own pace.

•
Scalable
.
The live streaming format allows us to teach in large classes, make the best use of our teaching resources, and rapidly expand our student base in a cost-effective manner. This model also delivers compelling value propositions to our instructors and teaching assistants by allowing them to reach the widest audience possible.

•
Interactive
.
Our live classes can be powerful interactive presentation tools to drive interaction and engagement among teachers and students. We want our students to not just focus on course materials, but actively engage with teachers and each other, through live Q&A and problem-solving, real-time group audio or video chat, and picture and video sharing.

Interactive “Dual-teacher” Model
We adopt a “dual-teacher” model to cultivate an interactive, engaging learning environment, featuring instructors and teaching assistants working closely to deliver an online course.

Typically, each course has one instructor, supported by one or more teaching assistants. Instructors and teaching assistants have different roles and responsibilities. Generally, the instructors are responsible for delivering courses and learning content to students, and the teaching assistants are focused on providing academic and administrative support to students during or after class hours. Our “dual-teacher” model features real-time,
AI-driven
interactions during and after the live courses. For example, in our elementary math courses, students have the option to practice what’s learnt during the courses via live-streamed, personalized exercise, generating data that can be used to inform the algorithms to make learning a more interactive and customized experience.
To ensure a seamless learning experience, we require our instructors and teaching assistants to stay in close touch with each other and with their students to understand their learning objectives and concerns.
We believe our “dual-teacher” model helps maximize our ability to improve teaching effectiveness and efficiency, and the personal, individual attention provided to our students helps build a sense of community that drives student engagement and enhances learning results.
Our smart devices also play an important role in building our interactive “dual-teacher” model. For example,
Youdao Smart Pen
automatically converts the handwriting into data that is synced up with our systems, allowing the student to view automatic grading results of exercises completed, correct answers and explanations, and suggested exercises to reinforce what’s learnt, in almost real time. This allowed us to deepen our data insights, and helps the instructors to have a better understanding of students’ learning progress.
Instructors
.
As of December 31, 2020, we had 214 instructors.

•
Recruitment
.
Our typical instructors have extensive experience teaching at schools or other online education providers. Given the interactive nature of live streaming formats, we prefer candidates with strong teaching skills in large online class setting.

•
Training and support
.
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
Evaluation and Compensation
.
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
basis.

Teaching assistants
.
As of December 31, 2020, we had 3,786 teaching assistants.

•
Recruitment
.
Our candidates for teaching assistants are generally required to demonstrate a strong sense of responsibility, high proficiencies in the relevant subjects, good communication skills and a commitment to participating in teaching and impacting a diverse audience.

•
Training and support
.
We provide teaching assistants with orientation programs and periodic on-the-job
training to improve their ability to engage and build relationships with students, as well as to use our various technologies and tools, such as our
Youdao Smart Pen
and
AI-powered
homework grader.

•
Evaluation and Compensation
.
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
As of December 31, 2020,
NetEase Cloud Classroom
offered more than 77,304 courses, which were either
pre-recorded
or delivered in a live format. The courses offered on
NetEase Cloud Classroom
are developed by ourselves
in-house
or by third parties, and for those courses developed by third parties, we are authorized by the course content developers to offer the courses on our online platforms and share with them the revenues generated with sales of the courses.
China University MOOC
MOOCs stand for “massive open online courses,” which are courses designed to offer free or low-cost
access to learning resources to a wide audience. In collaboration with the Higher Education Press, a publishing house under the supervision of the Ministry of Education of the PRC, we operate
China University MOOC,
a platform offering online courses primarily targeting college students and adults in China.
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
China University MOOC
offered over 9,339 courses as of December 31, 2020, making it the leading MOOC platform in China. The
China University MOOC
courses are either
pre-recorded
or live streamed.
Most of the courses on
China University MOOC
are developed by third parties, mostly universities and other types of higher education institution in China, and are offered for free. A minority of the courses on
China University MOOC
, mostly about test preparation courses, are offered for tuitions, and we are authorized by the course content providers to offer such courses on our online platform and share with them the revenues generated from sales of the courses.
Interactive Learning Apps
We offer the following interactive learning apps to a wide range of age groups. We are committed to delivering a fun and effective learning experience across these apps through an abundance of gamified features, as well as social functions allowing users and students to share their learning progress with friends through social media, such as
Weixin/WeChat
. We generate revenues from our interactive learning apps primarily by offering subscription to the content, and we intend to expand monetization of these apps by offerings online courses and additional paid educational content.
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
Currently, our principal product offered overseas is
U-Dictionary
, a free online dictionary and translation app that we launched in April 2016.
U-Dictionary
currently primarily targets at users in Southeast Asia (Indonesia, Vietnam, Thailand), Latin America (Mexico, Brazil) and the Middle East (Egypt).
U-Dictionary
had amassed over 100 million downloads as of December 31, 2020 and its average MAUs in 2020 exceeded 18 million.
We plan to continue to expand globally and solidify our positions in overseas markets by refining our existing offerings and launching new products and services to meet local needs.
How We Generate Revenues
We’ve successfully monetized our user base and content offerings through the following channels and plan to continuously explore additional monetization opportunities in the future.
Tuition
We charge tuition fees for our
Youdao Premium Courses
,
NetEase Cloud Classroom
courses, and a portion of the
China University MOOC
courses and the courses offered through our interactive learning apps, as well as the course packages sold through certain of our interactive learning apps. Tuitions are generally charged on a per-course
basis and collected for the entire course upfront at the time of sale of the course. We accept payments of tuition through major third-party online payment solutions in China, bank transfers and credit cards.
The refund policy of our online courses is based on a number of factors, including the total length of the course, whether the course has started when the refund request is made, among other things. For example, for some of our
Youdao Premium Courses,
we offer unconditional full refund within 90 days upon payment of the tuition if the course has not started when refund is requested and conditional full refund if less than 30 days have elapsed since the start date of the course.
Youdao Premium Courses
historically accounted for most of the refunds we paid. In 2020, the refund rate (calculated by dividing the total amount of refund payments processed by the total amount of gross billings generated) of
Youdao Premium Courses
was approximately 4.2%.

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
Subscription fees
While users may access our online knowledge tools, such as
Youdao Dictionary,
as well as certain of our interactive learning apps, free of charge, they can also subscribe for memberships for additional functions, content and privileges. For example, we offer users paid subscription of
Youdao Dictionary
, with discounts available if users opt to subscribe with automatically renewable terms or a six-month
or annual subscription.
Licensing fees
We license our technologies and services, principally through
Youdao Smart Cloud,
to business customers, for which we receive a fixed licensing fee for a specified period or licensing fees on a pay-per-consumption
basis.
Others
We also generate a portion of our net revenues from various other sources, such as sales of smart devices.
Sales, Marketing and Branding
Since our inception, we have been focused on delivering superior learning experience through better products and services. This has allowed us to build a strong Youdao brand that generates significant organic traffic through word of mouth. We believe our reputation and awareness of our brand in China and, increasingly, abroad, provide us with the best and most cost-efficient marketing channel.
We generate user traffic and leads primarily from online channels. As a key sales and marketing strategy, we cross sell our comprehensive portfolio of products and services, which allows us to effectively scale our business with modest traffic acquisition and marketing spend. For example, the massive and loyal user base of our knowledge tools generates organic traffic to
Youdao Premium Courses
and interactive learning apps. In addition, we also employ mobile marketing, such as brand advertisements and marketing campaigns on app stores, leading mobile news apps and social media platforms, as well as through optimization techniques designed to improve our ranking in popular search engines’ results.
We also engage in offline marketing and branding to supplement our overall sales and marketing strategies. For example, we frequently arrange “fan meetings” for prospective students and their parents to interact with our instructors and teaching assistants and to showcase our strong faculty and encourage conversion into enrollments. In April 2020, we signed Ms. Ping Lang, the current head coach of China women’s national volleyball team, as the celebrity spokesperson for our
Youdao Premium Courses
. This is the first time Ms. Ping Lang served as a spokesperson for learning services providers. We also signed Mr. Yuan Wang, a member of TF boys, a famous Chinese popstar, as the spokesperson for
Youdao Dictionary
in September 2020 and we sponsored the variety show
Sisters Riding the Wind and Waves Season 2
in January, 2021. We also signed Ms. Ying Na, a famous Chinese singer, as the promotion ambassador for
Youdao Premium Courses
in January, 2021.

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
As of March 31, 2021, we have registered approximately 94 patents with the PRC State Intellectual Property Administration, 92 trademarks with the PRC State Intellectual Property Administration, 109 copy rights with the PRC State Copyright Bureau, and 157 domain names, which include the registrations of our core trademarks (“Youdao” and “
有道
”) and the domain names of our main operating websites.
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
Content Review
We are committed to complying with the applicable laws and regulations regarding the provision of content through the internet. For the contents uploaded by us, such as
Youdao Premium Courses
, we undergo internal reviews and testing before public release and we continue to monitor live streaming courses. For user-generated contents, we require users to agree upon registration that they shall not distribute content in violation of any third-party rights or any applicable laws or regulations.
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
Insurance
We do not maintain any liability insurance or property insurance policies covering our equipment and facilities for injuries, death or losses due to fire, earthquake, flood or any other disaster. Consistent with customary industry practice in China, we do not maintain business interruption insurance, nor do we maintain key man life insurance.

Seasonality
We have experienced, and expect to continue to experience, seasonal fluctuations in our results of operations, due to seasonal changes in student enrollments, as well as seasonality in our online marketing services. Typically, advertising spending tends to be the lowest in the first quarter of each calendar year due to long holidays around the Chinese New Year and higher in the third and fourth quarters of each calendar year due to major sales promotional events. In addition, we tend to generate higher gross billings from online courses in the second and fourth quarters as a result of increased paid student enrollments. Historically, we offered more courses in the second and fourth quarters for students preparing for school exams in the spring and fall semesters, in May and June for students preparing for China’s national college entrance exams, and in the fourth quarter for students preparing for China’s national postgraduate entrance examination and college English tests, than we did in the rest of the year.
Competition
We operate in the highly competitive intelligent learning industry and are faced with intense competition in every aspect of our business, including competition for users, student enrollments, technology and talents. We face competition for our online course offerings from online and offline providers of courses and educational content. We also face competition for our knowledge tools from providers of online dictionary and translation solutions, and for our smart device offerings from manufacturers of hardware or smart devices. We also compete for advertisers and their budgets, not only with internet companies, but also with other types of advertising media, such as newspapers, magazines, and television.
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
VATS License for Internet Information Services, or ICP License, from the relevant government authorities before providing any commercial internet information services within the PRC. Pursuant to the above-mentioned regulations, “commercial internet information services” generally refer to provision of specific information content, online advertising, web page construction and other online application services through internet for profit making purpose. According to the ICP Measures, internet information service providers shall not produce, duplicate, publish or disseminate the following information which: (i) is against the fundamental principles set out in the PRC Constitution; (ii) endangers national security, divulges state secrets, subverts State power, or undermine the national unity; (iii) damages the State’s honor or interests; (iv) incite ethnic hatred and ethnic discrimination or undermine inter-ethnic unity; (v) undermines the PRC’s religious policy, advocates religious cults or feudal superstition; (vi) disseminates rumors to disrupt social order and undermine social stability; (vii) disseminates obscenity or pornography, advocates gambling, violence, murder and terrorism, or instigates others to commit crimes; (viii) humiliates or defames other persons or infringes the legitimate rights and interests of the others; or (ix) is otherwise prohibited by laws and administrative regulations.
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
On December 26, 2019, the Supreme People’s Court of the PRC promulgated the Interpretation of the Supreme People’s Court on Several Issues Concerning the Application of the Foreign Investment Law of the PRC, effective as of January 1, 2020, pursuant to which “investment contracts” shall mean the relevant agreements formed as a result of direct or indirect investments in the PRC by foreign investors, i.e. foreign natural persons, foreign enterprises or other foreign organizations, including contracts for establishment of foreign investment enterprises, share transfer contracts, equity transfer contracts, contracts for transfer of property or other similar interests, contracts for newly-built projects, etc. Where a party concerned claims that an investment contract is invalid for investing in prohibited industries as stipulated in the Negative List for foreign investment access or due to violation of specified administrative measures in restricted industries, the People’s Court shall support such claim.
On December 19, 2020, the NDRC and the MOFCOM jointly promulgated the Measures on the Security Review of Foreign Investment, effective on January 18, 2021, which sets forth provisions concerning the security review mechanism on foreign investment, including the types of investments subject to review, review scopes and procedures, among others. The Office of the Working Mechanism of the Security Review of Foreign Investment (the “Office of the Working Mechanism”) will be established under the NDRC, who will carry out routine work of security review on foreign investment. Foreign investor or relevant parties in China must declare the security review to the Office of the Working Mechanism prior to (i) the investments in the military industry, military industrial supporting and other fields relating to the security of national defense, and investments in areas surrounding military facilities and military industry facilities; and (ii) investments in important agricultural products, important energy and resources, important equipment manufacturing, important infrastructure, important transport services, important cultural products and services, important information technology and internet products and services, important financial services, key technologies and other important fields relating to national security, and obtain control in the target enterprise. Control exists when the foreign investor (i) holds over 50% equity interests in the target, (ii) has voting rights that can materially impact on the resolutions of the board of directors or shareholders meeting of the target even when it holds less than 50% equity interests in the target, or (iii) has material impact on target’s business decisions, human resources, accounting and technology, etc.
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
Regulation Related to Foreign Investment Restrictions
According to the latest negative list promulgated by MOFCOM and NDRC and took effect on July 23, 2020, with respect to the provision of value-added telecommunications services, the percentage of foreign ownership cannot exceed 50% (except for
e-commerce,
domestic multi-party communication,
store-and-forward
and call center).
The Regulations on Administration of Foreign-Invested Telecommunications Enterprises, or the FITE Regulations, are the key regulations for foreign direct investment in telecommunications companies in China. The FITE Regulations stipulate that the foreign investor of a telecommunications enterprise is prohibited from holding more than 50% of the equity interest in an FIE that provides value-added telecommunications services.

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
Regulations on Educational Fees Management
On August 17, 2020, the MOE and certain other PRC government authorities jointly promulgated the Opinion on Further Strengthening and Regulating the Management of Educational Fees, or the Education Fees Opinions, pursuant to which all fees collected by private schools shall be paid into the school’s bank account filed with the education authority, be unified managed, and mainly used for educational and teaching activities, improving the operational conditions, protection of teachers’ and staffs’ treatment and allocating development fund according to relevant laws and regulations. The fee level of for-profit
private schools is open for market adjustment and can be determined by for-profit
private schools at their own discretion, while the
fee-collecting
regulatory policies for
non-profit
private schools shall be formulated by the provincial governments. The Education Fees Opinions further clarify that private schools established prior to November 7, 2016 shall be regulated in the same way as non-profit
private schools in terms of
fee-collecting
policies until the completion of the classification registration procedures. Besides, the Education Fees Opinions propose to explore a special audit system for school education fees, in particular for non-profit
private schools. The Education Fees Opinions underline that sponsors of non-profit
private schools shall not obtain proceeds from schools’ operating profits, distribute the operating surplus or residual assets, or transfer operating profits through related-party transactions or related parties.
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

On August 6, 2018, the State Council issued the Opinion on the Regulation of the Development of After-school Training Institutions, or State Council Circular 80, which primarily regulates after-school training institutions targeting
K-12
students. State Council Circular 80 reiterates prior guidance that after-school training institutions must obtain a private school operating permit, and further requires such institutions to meet certain minimum requirements; for example, after-school training institutions are required to (i) have a fixed training premise that conforms to specific safety criteria, with an average area per student of no less than 3 square meters during the applicable training period; (ii) comply with relevant fire safety, environmental protection, hygiene, food operation and other specified requirements; (iii) purchase personal safety insurance for students to reduce safety risks; and (iv) not hire any teachers who are working concurrently in primary or secondary schools, and teachers for tutoring in academic subjects such as Chinese, mathematics, English, physics, chemistry and biology are required to have the corresponding teacher qualification licenses. In addition, after-school training institutions are prohibited from carrying out exam-oriented training, training that goes beyond the school syllabus, training in advance of the corresponding school schedule and any training activities associated with student admission, nor shall they organize any level test, rank examination or competition on academic subjects for primary and secondary students. The training content of after-school training institutions shall not exceed the corresponding national curricular standards and training progress shall not be more accelerated than the corresponding progress of local schools. According to State Council Circular 80, after-school training institutions are also required to disclose and file relevant information regarding the institution, including their training content, schedule, targeted students and school timetable to the relevant education authority, and their training classes may not end later than 8:30 p.m. each day or otherwise conflict with the teaching time of local primary and secondary schools. Course fees can only be collected for courses in three months or shorter installments. Additionally, State Council Circular 80 requests that competent local authorities formulate relevant local standards for after-school training institutions within their administrative area. If an overseas listed after-school training institution publicizes overseas any periodical report, or any interim report on material adverse effect on its operation, it shall concurrently publish the information in Chinese on its official website (or on the disclosure platform for securities exchange information in the absence of an official website). In relation to online education service providers, State Council Circular 80 generally provides that regulatory authorities of networking, culture, information technology, radio and television industries shall cooperate with the education department in supervising online education within their relevant industry. On May 6, 2020, the General Office of the MOE promulgated the Notice on the Negative List of Advanced Trainings for Six Compulsory Education Subjects (for Trial Implementation), which, in accordance with the State Council Circular 80, prohibits after-school training institutions from providing advanced trainings that do not follow the formal school curricula to the students in primary school and secondary school, and provides typical activities that shall be regarded as advanced training in the subjects of Chinese, mathematics, English, physics, chemistry and biology.
On August 30, 2018, the MOE, SAMR and certain other government authorities issued the Comprehensive Implementation Plan for Myopia Control in Children and Teenagers, which requires, among others, that the schools (i) shall use electronic products based on the principal of necessity, shall not rely on electronic products for teaching and homework assignment and shall rather assign paper-based homework in principle, and the teaching time using electronic products shall not account for more than 30% in general; (ii) shall strictly implement the learning and development guidelines for children aged
3-6,
pay attention to the importance of life and play and avoid “primary school” teaching.
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
Moreover, the MOE, jointly with certain other PRC government authorities, issued the Opinions on Guiding and Regulating the Orderly and Healthy Development of Educational Mobile Apps on August 10, 2019, or the Opinions on Educational Apps, which requires, among others, mobile apps that provide services for school teaching and management, student learning and student life, or home-school interactions, with school faculty, students or parents as the main users, and with education or learning as the main application scenarios (the “Educational Apps”), be filed with competent provincial regulatory authorities for education. The Opinions on Educational Apps also requires, among others, that: (i) before filing, the Educational App’s provider obtain the ICP License or complete the ICP filing and obtain the certificate and the grade evaluation report for graded protection of cybersecurity; (ii) Educational Apps whose main users are under the age of 18 limit the use time, specify the range of suitable ages, and strictly monitor their content; (iii) before an Educational App is introduced as a mandatory app to students, such Educational App be approved by the applicable school through its collective decision-making process and be filed with the competent education authority; and (iv) Educational Apps adopted by education authorities and schools as their uniformly used teaching or management tools not charge the students or parents any fee, and not offer any commercial advertisements or games. On November 11, 2019, the MOE issued the Administrative Measures on Filing of Educational Mobile Apps. In 2020, the MOE established a public channel that can be used to submit complaints with respect to educational apps and set a penalty points system based on the severity of the complaints. For serious complaints substantiated by relevant government authorities, an appropriate number of penalty points is recorded for the relevant educational app provider, and remedial measures also may be required. In the event that an educational app provider receives 12 or more penalty points within 12 months or certain types of serious complaints, the MOE may revoke such provider’s filing, blacklist such provider, remove its educational app from the app store, publicize the complaint or prohibit such provider from submitting any filings for six months. Complaints can be made against both educational app providers and users regarding a variety of matters including failure to file or obtain relevant permits; illegal or inappropriate information; inappropriate collection and use of personal information; and violation of relevant requirements for primary and secondary schools and online after-school training programs.
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
On June 10, 2020, the General Office of MOE and the General Office of SAMR promulgated the Notice on Issuing the Form Service Contract for After-school Training provided to Primary and Secondary School Students, which requires the local competent regulatory bodies to guide the relevant parties to use the form service contract in after-school training activities provided to primary and secondary school students. The form service contract is provided to the students’ guardians and after-school training institutions for reference when they sign the training contract. The content of the form service contract reflects the responsibilities, rights and interests of both parties involved in the after-school training, especially the detailed provisions on training fees, training refund and liability for breach of contract.

On October 16, 2020, the General Office of the MOE and the General Office of the State Administration for Market Regulation of PRC jointly promulgated the Notice on the centralized rectification of after-school tutoring institutions’ illegal acts of infringing consumers’ rights by using unfair standard terms. The Notice stipulates that local education and market regulation authorities shall increase the efforts for the investigation of after-school tutoring institutions’ illegal acts which infringes consumers’ rights by using unfair standard terms to exempt them from their own responsibility, increase consumers’ liability and exclude consumers’ legal rights.
The Law for Protection of Minors issued by The Standing Committee of the National People’s Congress on 29 December 2006, was recently amended on 17 October 2020, which will take effect on June 1, 2021. According to the amended Law for Protection of Minors, kindergartens and after-school training agencies may not carry out primary school curriculum education for the preschool-aged minors, and online education products and services which are targeted at minors shall not include any links to online games or push any advertisements and other information irrelevant to teaching.
The General Office of the MOE enacted the Notice of Strengthening the Management of Homework for Compulsory Education on April 8, 2021, which requires that the local governments shall take prohibition of leaving homework as an important part of the daily supervision on after-school training institutions in accordance with relevant regulations, and in order to avoid reducing the burden in schools but increasing the burden after-school, after-school training institutions shall not leave homework to primary and secondary school student.
The Online After-School Training Opinions
The MOE, jointly with certain other PRC government authorities, promulgated the Implementation Opinions on Regulating Online After-School Training, effective on July 12, 2019. The Online After-School Training Opinions are intended to regulate academic after-school training involving internet technology provided to students in primary and secondary schools. Among other things, the Online After-School Training Opinions requires that online after-school training institutions shall file with the competent provincial education regulatory authorities and that such education regulatory authorities shall, jointly with other provincial government authorities, review such filings and the qualification of the online after-school training institutions submitting such filings.
With respect to the filing requirements, the Online After-School Training Opinions provides, among others:
(i) an online after-school training institution shall file with the competent provincial education regulatory authorities at the place of its domicile after it has obtained the ICP License and the certificate and the grade evaluation report for the graded protection of cyber security, and furthermore; (ii) the online after-school training institutions shall file, among others, (x) the materials related to the institution itself, including the information on their respective ICP License and other relevant licenses and the materials related to certain management systems regarding the protection of personal information and cyber security, (y) the materials related to the training content, and (z) the materials related to the training personnel; and (iii) the competent provincial education regulatory authorities shall promulgate local implementing rules about the filing requirements, focusing on the training institutions, training content and training personnel.
The Online After-School Training Opinions further provides that the competent provincial education regulatory authorities shall, jointly with other provincial government authorities, review such filings and the qualification of the online after-school training institutions submitting such filings, focusing on the following matters: (i) the training content shall not include online games or other content or links irrelevant with the training, and shall not be beyond the relevant national school syllabus. No illegal publications may be published, printed, reproduced or distributed, and no infringement or piracy activities may be conducted during the training. And the training content and data shall be stored for more than one year, among which, the live streaming teaching videos shall be stored for more than six months; (ii) each course shall not last longer than 40 minutes and shall be taken at intervals of not less than 10 minutes, and the training time shall not conflict with the teaching time of primary and secondary schools. Each live-streaming course provided to students receiving compulsory education shall not end later than 9:00 p.m., and shall not leave homework for primary school students in Grade 1 and Grade 2. The online after-school training platforms shall have eye protection and parental supervision functions; (iii) the online after-school training institutions shall not hire any teacher who is currently working at primary or secondary schools. Training personnel of academic subjects are required to obtain necessary teacher qualification licenses. The online after-school training institutions’ training platforms and course interfaces shall publicize the names, photos and teacher qualification licenses of training personnel, and the learning, working and teaching experiences of foreign training personnel; (iv) with the consent of students and their respective parents, online after-school training institutions shall verify the identification information of each student, and shall not illegally sell or provide such information to third parties. User behavior log must be kept for more than one year; (v) the charge items and standard and refund policy shall be specifically publicized on the training platforms, and the periods for which tuition is charged shall be consistent with its respective curriculum and the online after-school training institutions shall not engage in excessive marketing, make false or misleading promotion, or overstate the effect of the product. The prepaid fees can only be used for education and training purpose, and shall not be used for other investment activities; where fees are charged based on the number of classes, fees are not allowed to be collected in a lump sum for more than 60 classes, and where fees are charged based on the length of the course, the fees shall not be collected for a course length of more than three months; and (vi) the online after-school training institutions found to have problems after reviewing by the competent provincial education regulatory authorities shall complete the rectification, and will be subject to fines, regulatory order to suspend operations or other regulatory and disciplinary sanctions if they fail to complete the rectification in time.

On October 9, 2019, Beijing Municipal Education Commission, one of our competent regulatory bodies, issued the trial implementation rules with respect to the filing requirements in relation to the Online After-School Training Opinions, which requires, among others, that online after-school training institutions that (i) are registered or have its ICP filing in Beijing; and (ii) provide online after-school training to students in primary or secondary schools using internet technology on academic subjects such as Chinese, mathematics, English, physics, chemistry, politics, history, geography, biology, etc., to submit filing materials required under the Online After-School Training Opinions via an official filing platform nationwide. On June 1, 2020, Beijing Municipal Education Commission further issued the Notice on the Rectification Work of Online After-school Training, which requires: (i) online after-school training institutions that already submit filing applications to improve its filed materials according to rectification opinions from Beijing Municipal Education Commission; and (ii) online after-school training institutions that apply for filing publicize on their websites, Apps and learning platform a filing content commitment in the form provided by Beijing Municipal Education Commission, which contains commitment that all
K-12
instructors of the online after-school training institutions shall obtain teacher qualification license within six months after the teacher qualification examination is resumed. As of the date of this annual report, we have completed the filings as required by the Opinions on Educational Apps with respect to most of the mobile apps that we operate, and have completed the filings as required by the Online After-School Training Opinions with respect to our major online after-school training platforms, and are preparing materials for such required filings for the other mobile apps we operate, including certain newly launched learning apps.
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
The Regulations to Facilitate Virtual Learning
On February 6, 2020, the MOE promulgated a notice related to supporting education by means of informatization during
COVID-19
prevention and control. This notice provides that, among other things, the MOE has organized China Education and Research Network and telecom operators such as China Mobile, China Telecom, China Unicom and China Satcom to strengthen the protection of the public service platform of national and local education resources and school networks at all levels, so as to provide fast and stable network service for school’s online education, for teachers, students and parents’ obtaining digital education resources and online learning. Each school should independently choose the forms of online live classroom, network on-demand
teaching, Massive Open Online Course (MOOC), Small Private Online Course (SPOC), students’ autonomous learning, centralized tutoring and answering questions and other forms to carry out online teaching through network platform, digital TV and mobile terminal based on the teaching conditions within their administrative region and the school. For those areas or schools without such basic conditions, they can use mobile Internet or telephone to carry out home-school communication, provide learning resources, and organize counseling and answering questions.
According to the Opinions on Supporting the Healthy Development of New Business Forms and Models, Activating the Consumer Market and Promoting Employment Expansion promulgated by NDRC, CAC, MOE and certain other government authorities on July 14, 2020, the MOE should lead the development and integration of online education, which includes (i) to build a mechanism for normal integration and development of online and offline education, and form a benign interactive pattern between online and offline education; (ii) to allow to purchase and properly use the qualified socialized and marketized online course resources, and to explore the path of incorporating such resources into daily education system in pilot schools; (iii) to encourage increasing efforts in teachers’ training and carry out online intelligent environment lessons in pilot program and deeply popularize virtual learning classes of “Express Class”, “Famous Teacher Class” and “Famous School Online Class”; and (iv) improve the rules and regulations of intellectual property protection, content supervision and market access of online education, and form a high-quality online education resource supply.

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
Youdao Computer, our VIE, has obtained a Permit for Production and Operation of Radio and TV Programs.

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
We currently do not hold an Internet Culture Business Operating License. On May 14, 2019, the General Office of MOC promulgated the Notice on Adjusting the Scope of Internet Culture Business Operating License and Further Standardize the Approval Work, which provides that online music, online shows and plays, online performances, online works of art, online cartoons, displays and games are the activities that fall in the scope of Internet Culture Business Operating License, and further clarifies that educational live streaming activities are not online performances. Nevertheless, it remains unclear whether the local PRC government authorities would adopt a different practice. In addition, it remains uncertain whether the PRC government authorities would issue more explicit interpretation and rules or promulgate new laws and regulations. See “Item 3. Key Information—3.D. Risk Factors—Risks Related to Our Business and Industry—Our failure to obtain, maintain or renew other licenses, approvals, permits, registrations or filings necessary to conduct our operations in China could have a material adverse impact on our business, financial condition and results of operations.”
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
Pursuant to the Notice of the Supreme People’s Court, the Supreme People’s Procuratorate and the Ministry of Public Security on Legally Punishing Criminal Activities Infringing upon the Personal Information of Citizens and the Interpretation of the Supreme People’s Court and the Supreme People’s Procuratorate on Several Issues regarding Legal Application in Criminal Cases Infringing upon the Personal Information of Citizens, the following activities may constitute the crime of infringing upon a citizen’s personal information: (i) providing a citizen’s personal information to specified persons or releasing a citizen’s personal information online or through other methods in violation of relevant national provisions; (ii) providing legitimately collected information relating to a citizen to others without such citizen’s consent (unless the information is processed, not traceable to a specific person and not recoverable); (iii) collecting a citizen’s personal information in violation of applicable rules and regulations when performing a duty or providing services; or (iv) collecting a citizen’s personal information by purchasing, accepting or exchanging such information in violation of applicable rules and regulations.
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
In addition, the Office of the Central Cyberspace Affairs Commission, the MIIT, the Ministry of Public Security, and the SAMR jointly issued an Announcement of Launching Special Crackdown Against Illegal Collection and Use of Personal Information by Apps to carry out special campaigns against mobile Apps collecting and using personal information in violation of applicable laws and regulations, which prohibits business operators from collecting personal information irrelevant to their services, or forcing users to give authorization in disguised manner. Furthermore, the MIIT, the Ministry of Public Security and the SAMR jointly issued the Notice on Promulgation of the Method for Identifying the Illegal Collection and Use of Personal Information by Apps, which provides further details in identifying the illegal collection and use of personal information by Apps.
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
Pursuant to the Notice on Promulgation of the Rules on the Scope of Necessary Personal Information for Common Types of Mobile Internet Applications, which was promulgated by the CAC, the MIIT and certain other government authorities on March 12, 2021 to be effective on May 1, 2021, “ necessary personal information” refers to the personal information necessary for ensuring the normal operation of an App’s basic functional services, without which the App cannot achieve its basic functional services. For learning and education App, the basic functional services are “online tutoring, online classes, etc.” and the necessary personal information is mobile phone numbers of registered users.

According to the Civil Code, which took effect on January 1, 2021, a natural person shall have the right of privacy and the personal information of a natural person shall be protected in accordance with law. Information processors shall not divulge or tamper with the personal information collected or stored by them and shall not illegally provide any natural person’s personal information to others without the consent of such natural person.
The SAMR promulgated the Measures for the Supervision and Administration of Online Transactions, which will take effect from May 1, 2021. The measures require that online transaction operators shall not force customers, whether or not in a disguised manner, to consent to the collection and use of information not directly related to their business activities by means of one-off
general authorization, default authorization, bundling with other authorizations, or the suspension of installation and use. Otherwise, such online transaction operator may be subject to fines and consequences under related laws and regulations, including without limitation suspension of business for rectification and revocation of permits and licenses.
On October 21, 2020, the SCNPC unveiled the Personal Information Protection Law (Draft), or PIPL Draft to the public for view and comment. The PIPL Draft comprehensively stipulates the protection and regulation of personal information rights. Under the PIPL Draft, personal information refers to any recorded information related to identified or identifiable natural persons, though it excludes anonymized information. The PIPL Draft provides certain legal bases on which a personal information processor could process personal information, among others, where the consent of the individual concerned is obtained, where the processing is necessary for the conclusion or performance of a contract to which such individual is a party and where the processing is necessary for the performance of a duty or obligation under the laws. The PIPL Draft also strengthens the penalties for those who illegally process personal information. As of the date of this annual report, the PIPL Draft has not come into effect.
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
Regulation Related to Advertising and Promotion
The principal regulations governing advertising businesses in China are the PRC Advertising Law and the Advertising Administrative Regulations promulgated by the State Council. These laws, rules and regulations require companies that engage in advertising activities to obtain a business license that explicitly includes advertising in the business scope from the SAIC or its local branches.
Applicable PRC advertising laws, rules and regulations contain certain prohibitions on the content of advertisements in China (including prohibitions on misleading content, superlative wording, socially destabilizing content or content involving obscenities, superstition, violence, discrimination or infringement of the public interest). Advertisements for anesthetic, psychotropic, toxic or radioactive drugs are prohibited, and the dissemination of advertisements of certain other products, such as tobacco, patented products, pharmaceuticals, medical instruments, agrochemicals, foodstuff, alcohol and cosmetics, are also subject to specific restrictions and requirements. Education and/or training advertisements shall not contain the following contents: (i) explicit or implicit guarantee for successful enrolment to a higher grade, passing of examination, obtaining of degree qualification or passing certificate, or the effect of education or training; (ii) explicit or implicit expression of participation by the relevant examination body or its personnel, personnel setting examination questions in the education or training; and (iii) recommendation and/or endorsement by scientific research institutes, academic institutions, educational organizations, industry associations, professionals or beneficiaries using their name or image.

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
In addition, the Anti-Unfair Competition Law promulgated by the Standing Committee of the National People’s Congress, last amended on April 23, 2019 requires that business operators shall not make false or misleading commercial promotion for the performance, functions, quality, sales, user evaluation, accolades, etc. as to defraud or mislead customers.
Regulation Related to Pricing
The PRC Pricing Law, or Pricing Law, is promulgated by the Standing Committee of the National People’s Congress on December 29, 1997 and became effective on May 1, 1998. Pursuant to the Pricing Law, an operator is prohibited from using false or misunderstanding pricing methods to trick consumers or other operators into trading with it. Otherwise, such operator may be subject to penalties, including orders to make correction, confiscation of illegal income, fines, orders to cease operation for rectification or revocation of the business licenses.
Regulation Related to Intellectual Property Rights
Copyright and Software Registration
The SCNPC promulgated the PRC Copyright Law in 1990 and last revised it on November 11, 2020 with the amendments becoming effective on June 1, 2021. The amended Copyright Law extends copyright protection to internet activities, products disseminated over the internet and software products, audio-visual works and any other intellectual achievements which comply with the characteristics of the works. In addition, there is a voluntary registration system administered by the China Copyright Protection Center. To address the problem of copyright infringement related to the content posted or transmitted over the internet, the National Copyright Administration, or the NCAC, and the MIIT jointly promulgated the Measures for Administrative Protection of Copyright Related to Internet.
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
Patents
Under the Patent Law of the PRC adopted by the SCNPC, a patentable invention, utility model or design must meet three conditions, namely novelty, inventiveness and practical applicability. Patents cannot be granted for scientific discoveries, rules and methods for intellectual activities, methods used to diagnose or treat diseases, animal and plant breeds or substances obtained by means of nuclear transformation. The Patent Office under the State Intellectual Property Office is responsible for receiving, examining and approving patent applications. The Patent Law was latest amended on October 17, 2020 which will take effect on June 1, 2021, pursuant to which a patent is valid for a twenty-year term for an invention, a ten-year
term for a utility model and a fifteen-year term for a design, all starting from the application date. Except under certain specific circumstances provided by law, any third-party user must obtain consent or a proper license from the patent owner to use the patent, otherwise the use will constitute an infringement of the rights of the patent holder.
Trademark
Trademarks are protected by the PRC Trademark Law and its implementation rule. The Trademark Office of National Intellectual Property Administration under the SAIC handles trademark registrations and grants a protection term of ten years to registered trademarks which may be renewed for consecutive ten-year
periods upon request by the trademark owner. The PRC Trademark Law has adopted a
“first-to-file”
principle with respect to trademark registration. Where a trademark for which a registration has been made is identical or similar to another trademark which has already been registered or been subject to a preliminary examination and approval for use on the same kind of or similar commodities or services, the application for registration of such trademark may be rejected. Any person applying for the registration of a trademark may not prejudice the existing right first obtained by others, nor may any person register in advance a trademark that has already been used by another party and has already gained a “sufficient degree of reputation” through such party’s use. An application for registration of a malicious trademark not for use shall be rejected and those who apply for trademark registration maliciously shall be given administrative penalties of warning or fines according to the circumstances; those who file trademark lawsuits maliciously shall be punished by the people’s court according to applicable laws.

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
On May 28, 2020 the National People’s Congress promulgated the Civil Code, which took effect on January 1, 2021. Under the Civil Code, if an offender intentionally infringes upon the intellectual property rights of others and the circumstance is severe, the infringed party shall have the right to request for the corresponding punitive compensation.
Regulation Related to Employment, Social Insurance and Housing Fund
Employment
Pursuant to the PRC Labor Law and the PRC Labor Contract Law, a written labor contract shall be executed by an employer and an employee when the employment relationship is established. All employers must compensate their employees equal to at least the local minimum wage standards. All employers are required to establish a system for labor safety and sanitation, strictly abide by state rules and standards and provide employees with appropriate workplace safety training. In addition, the PRC government has continued to introduce various new labor-related regulations after the PRC Labor Contract Law. Amongst other things, new annual leave requirements mandate that annual leave ranging from 5 to 15 days is available to nearly all employees and further require that the employer compensate an employee for any annual leave days the employee is unable to take in the amount of three times his daily salary, subject to certain exceptions. Moreover, all PRC enterprises are generally required to implement a standard working time system of eight hours a day and forty hours a week, and if the implementation of such standard working time system is not appropriate due to the nature of the job or the characteristics of business operation, the enterprise may implement a flexible working time system or comprehensive working time system after obtaining approvals from the relevant authorities.
According to Notice of Implementing the Phased Measures of “Taking Certificate after Starting Career” for Certain Occupations under
COVID-19
promulgated jointly by Ministry of Human Resources and Social Welfare and other government authorities, all college graduates who meet the registration conditions for the teacher qualification examination and meet the requirements of teacher qualification in respect of ideological and political quality, mandarin and physical conditions can start teaching before taking examination and obtain the teacher qualification license. The teacher qualification license shall not be a precondition when employers recruit college graduates before December 31, 2020.
Social Insurance
The Law on Social Insurance of the PRC has established social insurance systems of basic pension insurance, unemployment insurance, maternity insurance, work injury insurance and basic medical insurance, and has elaborated in detail the legal obligations and liabilities of employers who do not comply with relevant laws and regulations on social insurance.
According to the Interim Regulations on the Collection and Payment of Social Insurance Premiums, the Regulations on Work Injury Insurance, the Regulations on Unemployment Insurance and the Trial Measures on Employee Maternity Insurance of Enterprises, enterprises in the PRC shall provide benefit plans for their employees, which include basic pension insurance, unemployment insurance, maternity insurance, work injury insurance and basic medical insurance. An enterprise must provide social insurance by going through social insurance registration with local social insurance authorities or agencies, and shall pay or withhold relevant social insurance premiums for or on behalf of employees. On July 20, 2018, the General Office of the State Council issued the Plan for Reforming the State and Local Tax Collection and Administration Systems, which stipulated that STA of the PRC will become solely responsible for collecting social insurance premiums.

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
On February 21, 2020, the Ministry of Housing and Urban-Rural Development of the PRC, the Ministry of Finance of the PRC and People’s Bank of China jointly promulgated Notice on Implementing the Phased Support Policies Involving Housing Fund to Properly Cope with the
COVID-19,
which provides that, among other things, an enterprise affected by
COVID-19
may apply for postponing contribution to the housing fund by June 30, 2020 in accordance with the relevant provisions, the contribution period will be counted on a continuous basis during the postponing period, and the normal withdrawal and application for housing fund loans by employees will not be affected, and in regions with identified serious
COVID-19,
enterprises may voluntarily contribute to the housing provident fund by June 30, 2020 on the premise of full consultation with their employees. In the event that the contribution continues, enterprises may determine the contribution ratio at their discretion; in the event of suspension of contribution, the contribution period shall continue to run and the normal withdrawal of housing fund by the employees and their application for housing fund loan will not be affected.
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
The Circular on Reforming the Management Approach regarding the Foreign Exchange Capital Settlement of Foreign-invested Enterprise promulgated by the SAFE, or SAFE Circular 19, allows FIEs to settle their foreign exchange capital at their discretion. The Renminbi converted from the foreign exchange capital will be kept in a designated account and if an FIE needs to make further payment from such account, it still needs to provide supporting documents and proceed with the review process with the banks. Furthermore, SAFE Circular 19 stipulates that the use of capital by FIEs shall follow the principles of authenticity and self-use
within the business scope of enterprises. The capital of an FIE and capital in Renminbi obtained by the FIE from foreign exchange settlement shall not be used for the following purposes: (i) directly or indirectly used for payments beyond the business scope of the enterprises or payments as prohibited by relevant laws and regulations;
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
Regulation on Foreign Debt
A loan made by a foreign entity as direct or indirect shareholder in an FIE is considered to be foreign debt in China and is regulated by various laws and regulations, including the Regulation of the People’s Republic of China on Foreign Exchange Administration, the Interim Provisions on the Management of Foreign Debts, the Statistical Monitoring of Foreign Debts Tentative Provisions, the Detailed Rules for the Implementation of Provisional Regulations on Statistics and Supervision of External Debt, and the Administrative Measures for Registration of Foreign Debts. Under these rules and regulations, a shareholder loan in the form of foreign debt made to a PRC entity does not require the prior approval of SAFE. However, such foreign debt must be registered with and recorded by SAFE or its local branches within 15 business days after entering into the foreign debt contract. Pursuant to these rules and regulations, the maximum amount of the aggregate of (i) the outstanding balance of foreign debts with a term not longer than one year, and (ii) the accumulated amount of foreign debts with a term longer than one year, of an FIE shall not exceed the difference between its registered total investment and its registered capital, or Total Investment and Registered Capital Balance.
On January 12, 2017, the People’s Bank of China, or PBOC, promulgated the Notice of the People’s Bank of China on Matters concerning the Macro-Prudential Management of Full-Covered Cross-Border Financing, or PBOC Circular 9, which sets forth an upper limit for PRC entities, including FIEs and domestic enterprises, regarding their foreign debts. Pursuant to PBOC Circular 9, PBOC establishes a cross-broader financing regulation system based on the capital or net assets of the micro main body under macro prudential rules, and the legal entities and financial institutions established in PRC including the branches of foreign banks registered in China but excluding government financing vehicles and real estate enterprise, may carry out cross-border financing of foreign currency in accordance with relevant regulations of such system. PBOC Circular 9 provides that, among other things, the outstanding amount of the foreign currency for the entities in cross-border financing shall be limited to the Upper Limit of the Risk Weighted Balance of such entity, which shall be calculated according to the formula provided in PBOC Circular 9. PBOC Circular 9 also provides that during the one-year
period started from January 11, 2017, foreign-invested enterprises may choose one method to carry out cross-broader financing in foreign currency either according to PBOC Circular 9 or according to the Interim Provisions on the Management of Foreign Debts. After the end of such one-year
period, the method of foreign-invested enterprises to carry out cross-broader financing in foreign currency will be determined by PBOC and SAFE. As of the date of this annual report, neither the PBOC nor SAFE has promulgated and made public any further rules, regulations, notices or circulars in this regard. In addition, according to PBOC Circular 9, a foreign loan must be filed with SAFE through the online filing system of SAFE after the loan agreement is signed and at least three business days prior to the borrower withdraws any amount from such foreign loan.
Regulation on Foreign Exchange Registration of Overseas Investment by PRC Residents
SAFE issued Circular on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Offshore Investment and Financing and Roundtrip Investment Through Special Purpose Vehicles, or SAFE Circular 37, to regulate foreign exchange matters in relation to the use of special purpose vehicles, or SPVs, by PRC residents or entities to seek offshore investment and financing or conduct round trip investment in China. Under SAFE Circular 37, a SPV refers to an offshore entity established or controlled, directly or indirectly, by PRC residents (including individuals and entities) for the purpose of seeking offshore financing or making offshore investment, using legitimate onshore or offshore assets or interests, while “round trip investment” refers to direct investment in China by PRC residents through SPVs, namely, establishing foreign-invested enterprises to obtain the ownership, control rights and management rights. The term “control” under SAFE Circular 37 is broadly defined as the operation rights, beneficiary rights or decision-making rights acquired by PRC residents in the offshore special purpose vehicles by means of acquisition, trust, proxy, voting rights, repurchase, convertible bonds or other arrangements. SAFE Circular 37 provides that, before making contribution into an SPV, PRC residents are required to complete foreign exchange registration with SAFE or its local branch. SAFE promulgated the Notice on Further Simplifying and Improving Foreign Exchange Administration Policy on Direct Investment, or SAFE Notice 13, which provides that applications for foreign exchange registration of inbound foreign direct investments and outbound overseas direct investments, including those required under SAFE Circular 37, will be filed with qualified banks instead of SAFE. SAFE Notice 13 further provides that annual inspection of inbound foreign direct investments and outbound overseas direct investments is canceled. Instead, relevant entities or individuals, as the case may be, shall register data and information with respect to their inbound foreign direct investments and outbound overseas direct investment interests with SAFE.

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
In addition, the STA, has issued certain circulars concerning employee share options or restricted shares. Under these circulars, the employees working in China who exercise share options or are granted restricted shares will be subject to PRC individual income tax. The PRC subsidiaries of such overseas listed company have obligations to file documents related to employee share options or restricted shares with relevant tax authorities and to withhold individual income taxes of those employees who exercise their share options. If the employees fail to pay or the PRC subsidiaries fail to withhold their income taxes according to relevant laws and regulations, the PRC subsidiaries may face sanctions imposed by the tax authorities or other PRC government authorities.
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

The Notice on Issues Concerning the Determination of Chinese-Controlled Enterprises Registered Overseas as Resident Enterprises on the Basis of Their Bodies of Actual Management, or the STA Circular 82, provides certain specific criteria for determining whether the “de facto management body” of a
PRC-controlled
enterprise that is incorporated offshore is located in China. According to the STA Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident by virtue of having its “de facto management body” in China, and will be subject to PRC enterprise income tax on its global income only if all of the following conditions are met: (i) the primary location of the day-to-day
operational management is in the PRC; (ii) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in the PRC; (iii) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholder resolutions are located or maintained in the PRC; and (iv) at least 50% of voting board members or senior executives habitually reside in the PRC.
Pursuant to the Arrangement between Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income, the withholding tax rate in respect of the payment of dividends by a PRC enterprise to a Hong Kong enterprise may be reduced to 5% from a standard rate of 10% if the Hong Kong enterprise directly holds at least 25% of the PRC enterprise and certain other conditions are met. Pursuant to the Notice of the State Taxation Administration on the Issues concerning the Application of the Dividend Clauses of Tax Agreements, a Hong Kong resident enterprise must meet the following conditions, among others, in order to apply the reduced withholding tax rate: (i) it must be a company; (ii) it must directly own the required percentage of equity interests and voting rights in the PRC resident enterprise; and (iii) it must have directly owned such required percentage in the PRC resident enterprise throughout the 12 months prior to receiving the dividends.
The Announcement of the State Taxation Administration on Several Issues Concerning the Enterprise Income Tax on Indirect Property Transfer by
Non-resident
Enterprises issued by the STA, or STA Bulletin 7, extends its tax jurisdiction to transactions involving the transfer of taxable assets through offshore transfer of a foreign intermediate holding company. Pursuant to STA Bulletin 7, where a non-resident
enterprise indirectly transfers properties such as equity in PRC resident enterprises without any justifiable business purposes and aiming to avoid the payment of enterprise income tax, such indirect transfer must be reclassified as a direct transfer of equity in PRC resident enterprise. To assess whether an indirect transfer of PRC taxable properties has reasonable commercial purposes, all arrangements related to the indirect transfer must be considered comprehensively and factors set forth in STA Bulletin 7 must be comprehensively analyzed in light of the actual circumstances. In addition, SAT Bulletin 7 has introduced safe harbors for internal group restructurings and the purchase and sale of equity securities through a public securities market.
The Announcement of the State Taxation Administration on Issues Concerning the Withholding of
Non-resident
Enterprise Income Tax at Source issued by the STA later, or STA Bulletin 37, further clarifies the practice and procedure of the withholding of non-resident
enterprise income tax.
In addition, according to the PRC EIT Law and its implementation regulations and the Arrangement between Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income, our PRC subsidiaries are also required to withhold a 10% (or 7% if paid to a Hong Kong resident who qualifies for the benefits of the tax treaty between China and Hong Kong) tax on interest paid under any cross-border shareholder loan. According to the Announcement on Issues Relating to Tax Filing for External Payments of Trade in Services and other Transactions promulgated by STA and the SAFE on July 9, 2013 which came into effect on September 1, 2013, prior to the payment of any interest and principal on any such shareholder loan, our PRC subsidiaries must present evidence of registration with SAFE regarding any such shareholder loan and may be required to provide evidence of filing regarding such payment with the PRC tax authorities, which is subject to the tax authorities’ verification.

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
Pursuant to Notice on the Policy and Collection Management of Cultural Development Fees in the Pilot Project of Replacing Business Tax with Value-Added Tax promulgated by the Ministry of Finance and STA on March 28, 2016, advertising media agencies and outdoor advertisement business operators providing advertising services within PRC shall pay cultural development fee, which is 3% of the advertising revenue. Since July 1, 2019, in accordance with a series of notices promulgated by the Ministry of Finance and its local branches in Beijing, Zhejiang Province and Jiangsu Province regarding adjusting the relevant policies of government funds, the cultural development fee shall be reduced by 50% until December 31, 2024.
Regulation Related to M&A and Overseas Listings
The MOFCOM, the State-owned Assets Supervision and Administration Commission, the STA, the SAIC (currently known as the State Administration for Market Regulation of the PRC, or the SAMR), the China Securities Regulatory Commission, or CSRC, and the SAFE jointly adopted the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules. The M&A Rules require in some instances that the MOFCOM be notified in advance of any change-of-control
transaction in which a foreign investor takes control of a PRC domestic enterprise where any of the following situations exist: (i) the transaction involves an important industry in China, (ii) the transaction may affect national economic security, or (iii) the PRC domestic enterprise has a well-known trademark or historical Chinese trade name in China. The M&A Rules, among other things, also require that (i) PRC entities or individuals obtain MOFCOM approval before they establish or control an SPV overseas, provided that they intend to use the SPV to acquire their equity interests in a PRC company at the consideration of newly issued share of the SPV, or Share Swap, and list their equity interests in the PRC company overseas by listing the SPV in an overseas market; (ii) the SPV obtains MOFCOM’s approval before it acquires the equity interests held by the PRC entities or PRC individual in the PRC company by Share Swap; and (iii) the SPV obtains CSRC approval before it lists overseas.
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
PRC Anti-Monopoly Law
The Anti-Monopoly Law promulgated by the Standing Committee of the National People’s Congress which became effective on August 1, 2008 and the Interim Provisions on the Review of Concentrations of Undertakings promulgated by the SAMR which became effective on December 1, 2020 requires that transactions which are deemed concentrations and involve parties with specified turnover thresholds must be cleared by the SAMR before they can be completed. Where the participation in concentration of undertakings by way of foreign-funded merger and acquisition of domestic enterprises or any other method which involves national security, the examination of concentration of undertakings shall be carried out pursuant to the provisions of this Law and examination of national security shall be carried out pursuant to the relevant provisions of the State. Failure to comply with above regulations may result in an order to stop concentration, dispose the shares/assets or transfer the operation within a stipulated period, or adopt other necessary measures to reinstate the pre-concentration
status, or fines.
On February 7, 2021, the Anti-monopoly Commission of the State Council issued the Anti-monopoly Guidelines for the Internet Platform Economy Sector that aims to specify some of the circumstances under which an activity of internet platforms may be identified as monopolistic as well as to clarify that concentration of undertakings involving VIE structure shall also be subject to anti-monopoly review.

Regulations on Anti
Long-Arm
Jurisdiction
The MOFCOM issued Provisions on the List of Unreliable Entities, or the MOFCOM Order No. 4 of 2020, on September 19, 2020. Pursuant to the MOFCOM Order No. 4 of 2020, the working mechanism shall, according to the investigation results and by taking the following factors into comprehensive consideration, decide whether or not to include a foreign entity concerned in the list of unreliable entities, and make an announcement on such inclusion: (i) the extent of damage caused to China’s sovereignty, security and development interests; (ii) the extent of the damage to the legitimate rights and interests of Chinese enterprises, other organizations or individuals; (iii) whether or not the international economic and trade rules are followed; (iv) other factors that shall be taken into consideration. If a foreign entity is included in the list of unreliable entities, the working mechanism may decide to take one or more of the following measures: (i) restricting or prohibiting the foreign entity from engaging in import or export activities related to China; (ii) restricting or prohibiting the foreign entity’s investment within the territory of China; (iii) restricting or prohibiting the entry of the foreign entity’s relevant personnel or transport vehicles into the territory of China; (iv) restricting or cancelling the work permit, stay or residence qualification of the foreign entity’s relevant personnel in China; (v) imposing a fine corresponding to the seriousness of the case against the foreign entity; (vi) other necessary measures.
On January 9, 2021, the MOFCOM promulgated the Rules on Counteracting Unjustified Extra-Territorial Application of Foreign Legislation and Other Measures, or the MOFCOM Order No. 1 of 2021. Pursuant to the MOFCOM Order No. 1 of 2021, where a citizen, legal person or other organization of China is prohibited or restricted by foreign legislation and other measures from engaging in normal economic, trade and related activities with a third State (or region) or its citizens, legal persons or other organizations, he/she/it shall truthfully report such matters to the competent department of commerce of the State Council within 30 days. The working mechanism will take following factors into overall account when assessing whether there exists unjustified extra-territorial application of foreign legislation and other measures: (i) whether international law or the basic principles of international relations are violated; (ii) potential impact on China’s national sovereignty, security and development interests; (iii) potential impact on the legitimate rights and interests of the citizens, legal persons or other organizations of China; (iv) other factors that shall be taken into account. If the working mechanism determine that there exists unjustified extra-territorial application of foreign legislation and other measures, MOFCOM may issue an injunction that the relevant foreign legislation and other measures shall not be accepted, executed, or observed. A citizen, legal person or other organization in China may apply for exemption from compliance with an injunction.
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

(3)
Shareholders of Linjiedian Education are William Lei Ding, our director (who is also the chief executive officer, a director and a major shareholder of NetEase, our controlling shareholder), and Feng Zhou, our Chief Executive Officer and director, each holding 99% and 1%, respectively, of Linjiedian Education’s equity interests.

(4)
Shareholders of Youdao Computer are William Lei Ding, our director (who is also the chief executive officer, a director and a major shareholder of NetEase, our controlling shareholder), and Feng Zhou, our Chief Executive Officer and director, each holding approximately 71% and 29%, respectively, of Youdao Computer’s equity interests.

Contractual Arrangements with Our VIEs and Our VIEs’ Respective Shareholders
Current PRC laws and regulations impose certain restrictions or prohibitions on foreign ownership of companies that engage in value-added telecommunication services and certain other businesses. We are a company registered in the Cayman Islands. Youdao Information, our PRC subsidiary, is considered a foreign-invested enterprise. To comply with the foregoing restrictions imposed by PRC laws and regulations on foreign investments, we conduct a significant portion of our businesses in China through Youdao Computer, one of our VIEs in the PRC, based on a series of contractual arrangements between us and our VIEs and their respective shareholders. As a result of these contractual arrangements, we exert effective control over, and are considered the primary beneficiary of, our VIEs and consolidate their operating results in our financial statements under the U.S. GAAP. In 2018. 2019 and 2020, the amount of revenues generated by our VIEs accounted for 82.9%, 76.5% and 76.8%, respectively, of our total net revenues. As a result, our ability to pay dividends depends upon dividends paid by our subsidiaries which, in turn, depends on the payment of service fees to our PRC subsidiaries by our VIEs in the PRC pursuant to certain contractual arrangements among our PRC subsidiaries, our VIEs and our VIEs’ shareholders. In 2018, 2019 and 2020, the amount of service fees paid to our PRC subsidiaries from our VIEs was RMB395.2 million, RMB622.1 million and RMB1,964.8 million (US$301.1 million), respectively. We expect that the amounts of such service fees will increase in the foreseeable future as our PRC business continues to grow.
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
non-breaching
party.
Operating Agreements
To ensure the successful performance of the various agreements between the parties, each of William Lei Ding and Feng Zhou, the shareholders of Youdao Computer, entered into an operating agreement with Youdao Computer and Youdao Information, with each agreement taking effect from September 26, 2016. Under the operating agreements, each of Youdao Computer, Mr. Ding and Dr. Zhou agreed that, except for transactions in the ordinary course of business, Youdao Computer will not enter into any transaction that would materially affect the assets, liabilities, rights or operations of Youdao Computer without the prior written consent of Youdao Information. Youdao Information also agreed that it would provide performance guarantees and, at its discretion, guarantee loans for working capital purposes to the extent required by Youdao Computer for its operations. As counter- guarantee, Youdao Computer agreed to pledge the account receivable in its operations and all of its assets to Youdao Information, which pledge has not been implemented as of the date of this annual report. Furthermore, each of Mr. Ding and Dr. Zhou agreed that, upon instruction from Youdao Information, he would appoint candidates recommended by Youdao Information as Youdao Computer’s board members, president, chief financial officer and other senior executive officers. The term of each operating agreement is 20 years from the date of execution and can be extended with the written consent of Youdao Information.

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
4.D. Property, Plant and Equipment
Our current principal executive offices are located at No. 399 Wangshang Road, Binjiang District, Hangzhou 310051, China. We lease offices in Hangzhou, Beijing, Xi’an, Guangzhou, Nanjing and a number of other Chinese cities with an aggregate of about 90,000 square meters. These facilities currently accommodate our management headquarters, as well as most of our sales and marketing, R&D, product and service operations, and general and administrative activities.

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
The following includes discussion of certain of our key performance metrics for the periods indicated. See Introduction in this annual report for the definition of these metrics and a description of how they are calculated.
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
Our financial condition and results of operations may also be affected by changes in the PRC regulatory environment and our ability to respond to developments in regulatory and competitive landscape, including, for example, the uncertainties relating to filing or licensing requirements applicable to online course providers and the limitations on foreign investments in online course providers, as well as potential tightened regulation on online advertising. See “Item 3. Key Information—3.D. Risk Factors—Risks Related to Our Business and Industry—Certain aspects of our business operations may be deemed not to be in full compliance with PRC regulatory requirements regarding online private education. Additionally, we are subject to risks relating to the uncertainties in the implementation of these requirements and additional regulatory requirements and restrictions regarding online private education.” and “Item 3. Key Information—3.D. Risk Factors—Risks Related to Our Business and Industry—Our advertising content may subject us to penalties and other administrative actions.”
In 2018, 2019 and 2020, we recorded net losses of RMB209.3 million, RMB601.5 million and RMB1,753.4 million (US$268.7 million), respectively. In order to achieve profitability, we plan to (i) continue to expand our online course offerings to increase both our paid student enrollments and gross billings per paid student enrollment; (ii) generate additional revenues by exploring a range of different monetization channels, such as offering more enterprise services, paid content through our interactive learning apps, and sales of smart devices; and (iii) further control our costs and expenses by improving our economies of scale, faculty compensation structure and the cost effectiveness of our sales and marketing efforts. There can be no assurance that we will succeed in these activities, and we may not be able to generate revenues sufficient to achieve profitability. We may even experience higher operating and net losses in the short term. See “Item 3. Key Information—3.D. Risk Factors—Risks Related to Our Business and Industry—We have a history of net losses and we may not achieve profitability in the future.”
The
COVID-19
outbreak has resulted in prolonged mandatory quarantines, lockdown, closures of businesses and facilities and travel restrictions imposed by the Chinese government and other countries around the world. Financially, the
COVID-19
outbreak did not have any material adverse impact on the overall growth of our business, our results of operations, liquidity and financial condition from December 31, 2019 to the date of this annual report. To help students combat challenges due to the pandemic, in early 2020, we offered free
K-12
and adults online courses to students in Wuhan which were subsequently extended to students in the rest of China. By March 2020, the free courses had recorded over 15 million enrollments. We believe that our online courses business has benefitted from the increased demand of students of all age groups for high-quality online learning in the remote learning environment during the
COVID-19
outbreak, and that such demand will continue to rise as a result of students’ increased awareness of the necessity of high-quality online learning services. To support such increased demand during the
COVID-19
outbreak and rising demand in the future, we have mobilized internal resources and leverage our technology and operational capabilities to drive our student enrollments, and have made additional investments in our technology infrastructure and sales and marketing efforts. With respect to our online marketing services, the
COVID-19
outbreak has caused temporary business disruption to some of our advertising customers, which had led to reduction in their online marketing budgets.

Continuance or recurrence of the
COVID-19
outbreak in China or other parts of the world may materially and adversely affect our business operations. Please see “Item 3. Key Information—3.D. Risk Factors—Risks Related to Our Business and Industry— We face risks related to natural disasters, extreme weather conditions, health epidemics, such as the outbreak of
COVID-19,
and other catastrophic incidents, which could significantly disrupt our operations.”
Specifically, we believe that our financial condition and results of operations are also affected by a number of company-specific factors, including the factors discussed below.
Our ability to grow our user base and drive user engagement and loyalty
We have built a massive and highly engaged user base. We track the average total MAUs of our platform as a key metric to measure the size of our user base and their overall engagement levels. Our average total MAUs increased from 96.4 million in 2018 to 108.1 million in 2019 and further to 120.2 million in 2020, primarily driven by our overall business growth as a result of our continuous efforts to expand our learning product and service offerings and improve user experience. We believe that our business growth is affected by our ability to continue to grow our user base through organic user traffic and word-of-mouth
recommendations as a result of the superior user experience we deliver. Historically, we were able to scale our business in a cost-effective manner as we generated quality leads from the large and loyal user base of our knowledge tools, such as
Youdao Dictionary,
to enroll in
Youdao Premium Courses,
and converted them into paid student enrollments, and we expect this trend to continue in the foreseeable future.
We also have a proven track record of retaining students by expanding and optimizing our course offerings and improving students’ learning outcome, which is driven by our leading technologies and strong content development capabilities. We are strategically focused on engaging more young users and students, particularly those in the
K-12
age group, and serving their lifelong learning needs. We believe that this benefits our long-term growth as it allows us to capture more of their lifelong learning needs starting from an early age through offering high-quality online courses and other learning products and services.
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
In 2019 and 2020, our paid student enrollments of
Youdao Premium Courses
were approximately 833.4 thousand and 2,096.9 thousand, respectively, indicating an increase of 151.6%. During the same periods, our
K-12
paid student enrollments increased by 357.0% from approximately 358.8 thousand in 2019 to 1,639.6 thousand in 2020.

Our ability to increase gross billings per paid student enrollment
Our results of operations and financial position are also affected by level of gross billings we are able to generate from our paid student enrollments. From 2019 to 2020, our gross billings per paid student enrollment of
Youdao Premium Courses
increased by 49.4% from approximately RMB899 to approximately RMB1,343 (US$205.8), which was primarily due to the increase in sales of our practical courses for adults such as foreign language courses, which generally have a higher level of gross billings per paid student enrollment than other courses. From 2018 to 2019, our gross billings per paid student enrollment of
Youdao Premium Courses
increased by 60.8% from approximately RMB559 to approximately RMB899, which was primarily due to the increase in sales of our
K-12
courses and foreign language courses, which generally have a higher level of gross billings per paid student enrollment than other courses.
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
Youdao Dictionary,
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
Our ability to manage our costs and expenses effectively
Our results of operations are affected by our ability to control our costs. In 2018, 2019 and 2020, a substantial portion of our cost of revenues consisted of the revenue shared with certain popular instructors, as well as compensation paid to our faculty members, as we continued to expand and enhance our online course offerings. We expect that in the foreseeable future we will be able to further optimize our faculty’s compensation structure and realize greater economies of scales and cost synergies while continuing to incur substantial costs associated with faculty members as we maintain and expand our instructor and teaching assistant team to meet the needs of our growing online courses.
Our total student enrollments of
Youdao Premium Courses
significantly increased in recent years while gross billings per paid student enrollment continued to improve. The offering of such trial courses did not result in substantial incremental costs and expenses associated with course development, faculty and course materials as they generally cover the same subject areas as our paid courses and are delivered by the same instructors who teach the corresponding paid courses and are not compensated with additional fees for the trial courses they teach. We believe that offering trial courses provides us with a cost-effective way to attract more students to our paid courses, both from the existing user base of our broader offerings as well as new students who have not used our products or services before, and we plan to continue to expand our trial course offering and increase our sales and marketing spending to convert student enrollments of our trial courses into paid student enrollments.
We have also incurred substantial research and development expenses as we built and continue to improve our technologies to deliver greater value to our users and students. We plan to continue making significant investments in technology, which is expected to affect our results of operations and financial condition.

Our ability to continue to integrate technology into our products and services
We have a strong ability to integrate technology with learning, which is a critical differentiating advantage for us and also a key factor that affects our revenue and financial results. Having invested heavily in technological innovations, we have successfully developed industry-leading proprietary technologies in optical character recognition (OCR), neural machine translation (NMT), language data mining and data analytics and continue to integrate them into our comprehensive suite of learning products and services, such as
AI-powered
homework grader. Going forward, we will continue to increase our investments in developing and upgrading our technology with a focus on optimizing our products and services. We believe our ability to grow our business significantly depends on our ability to continue to integrate technology with our learning products and services and to offer smarter and better learning products and services.
Key Components of Results of Operations
Net Revenues
We have three reportable segments: (i) learning services, (ii) learning products, and (iii) online marketing services. We identify our reportable segments based on the organizational units used by management to monitor performance and make operating decisions. See our consolidated financial statements included elsewhere in this annual report for additional information regarding our three reportable segments.
The following table sets forth a breakdown of our net revenues, in absolute amounts and as percentages of total net revenues, for the periods indicated.

	For the Year Ended December 31,
	2018		2019		2020
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Net Revenues

Learning services	398,186	54.4	699,826	53.6	2,154,669	330,217	68.1

Learning products	30,530	4.2	152,044	11.7	539,962	82,753	17.0

Online marketing services	302,882	41.4	453,013	34.7	472,884	72,473	14.9

Total net revenues	731,598	100.0	1,304,883	100.0	3,167,515	485,443	100.0

Learning services.
We currently generate the majority of the net revenues of learning services from our online courses, mainly including
Youdao Premium Courses, NetEase Cloud Classroom
and
China University MOOC
. In 2018, 2019 and 2020, the net revenues generated from
Youdao Premium Courses
were RMB284.2 million, RMB471.9 million and RMB1,747.9 million (US$267.9 million), respectively, accounting for the vast majority of the total net revenues of our online courses.
The gross billings of our online courses are generated from the tuition fees we receive from our students. We generally bill our students for the entire course tuition upfront at the time of sale of our course packages which could be up to two months before the course actually starts. The tuition fees we collect are initially recorded as deferred revenue and are recognized proportionally over an average of the learning periods of different online courses. The learning period of an online course refers to the period during which the online course is delivered plus the estimated period following the completion of the course during which the students view playback of the course recordings. The learning periods of our
Youdao Premium Courses
generally range from one month to 12 months. As of December 31, 2018, 2019 and 2020, we had deferred revenue of RMB129.1 million, RMB407.9 million and RMB1,356.0 million (US$207.8 million), respectively, from our online courses. For a reconciliation of our gross billings and net revenues, see
“—Non-GAAP
Financial Measure.”
In addition to online courses, we also generate net revenues from fee-based
premium services, including (a) the licensing of technologies and solutions, including through
Youdao Smart Cloud
, to business customers, and (b) sales of subscription packages to users of our online knowledge tools, such as
Youdao Dictionary
, as well as certain interactive learning apps, that allow them to access additional functions, content and privileges.

Learning products
. We generate net revenues of learning products from sales of smart devices, which currently mainly include
Youdao Dictionary Pen
and
Youdao Pocket Translator
. In 2018, 2019 and 2020, the net revenues generated from learning products were RMB30.5 million, RMB152.0 million and RMB540.0 million (US$82.8 million), respectively, which was primarily attributable to the significant increase in sales volume of
Youdao Dictionary Pen
due to its growing popularity.
Online marketing services
. We generate net revenues of online marketing services through the provision of different formats of advertisement, including but not limited to banners, text-links, videos, logos, buttons and rich media. Most of our online marketing services are advertising solutions based on performance-based pricing, including those charged on a cost-per-click,
or CPC, basis. In 2018, 2019 and 2020, we generated 76.9%, 80.0% and 74.9%, respectively, of the net revenues of our online marketing services from performance-based advertising services. We also offer brand advertising services, which are focused on building advertisers’ brand awareness and presence through their logos and other visual aspects. Our brand advertising services are typically charged as a fixed amount of advertising fees based on the duration of the placement.
We use the number of performance-based advertisers as a key performance metric for our online marketing services segment given that the revenues generated from performance-based advertising services have historically accounted for a significant majority of our online marketing revenues. In 2018, 2019 and 2020, we had approximately 1,800, 2,400 and 1,500 performance-based advertisers, respectively. We also monitor average total MAUs as an indirect performance metric for our online marketing services segment as we consider it to be a driving factor for the attractiveness of our online marketing services.
Cost of revenues
Our cost of revenues of learning services consist primarily of (i) costs associated with our full-time teaching staff and service operations personnel, mainly including the salaries and other benefits paid to our instructors and teaching assistants and the fees paid to certain of our instructors pursuant to revenue sharing arrangements; (ii) payment channel fee charged by third-party online payment providers; (iii) costs of course materials, such as textbooks and exercise books, that we distribute to students of our online courses; and (iv) technical support costs.
Our cost of revenues of learning products consist primarily of (i) cost relating to the sales of our smart devices and (ii) costs associated with our operation staff related to learning products.
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
The following table sets forth a breakdown of our cost of revenues, in absolute amounts and as percentages of total cost of revenues and as percentages of the total net revenues, for the periods indicated.

	For the Year Ended December 31,
	2018			2019			2020
	RMB	% of total cost of revenues	% of total net revenues	RMB	% of total cost of revenues	% of total net revenues	RMB	US$	% of total cost of revenues	% of total net revenues
	(in thousands, except for percentages)
Cost of revenues
Learning services	314,625	61.1	43.0	513,060	54.9	39.4	1,010,364	154,845	59.0	31.9
Learning products	20,502	4.0	2.8	107,609	11.5	8.2	355,970	54,555	20.8	11.2
Online marketing services	180,006	34.9	24.6	313,592	33.6	24.0	346,895	53,164	20.2	11.0

Total cost of revenues	515,133	100.0	70.4	934,261	100.0	71.6	1,713,229	262,564	100.0	54.1

Gross profit
We recorded gross profit of RMB216.5 million, RMB370.6 million and RMB1,454.3 million (US$222.9 million), respectively, in 2018, 2019 and 2020.

In 2018, 2019 and 2020, our overall gross margin was 29.6%, 28.4% and 45.9%, respectively. During the same periods, the gross margin of learning services was 21.0%, 26.7% and 53.1%, respectively, the gross margin of learning products was 32.8%, 29.2% and 34.1%, respectively, and the gross margin of online marketing services was 40.6%, 30.8% and 26.6%, respectively. Historically, we made substantial investments in building our faculty and expanding our online course offerings. As our online course offerings continue to grow and as we attract more students, we expect that we will be able to optimize our faculty’s compensation structure and achieve greater economies of scale in respect of course development. As a result, we expect the gross margin of learning services and products to improve in the foreseeable future.
Operating expenses
The following table sets forth a breakdown of our operating expenses, in absolute amounts and as percentages of total operating expenses and as percentages of the total net revenues, for the periods indicated.

	For the Year Ended December 31,
	2018			2019			2020
	RMB	% of total operating expenses	% of total net revenues	RMB	% of total operating expenses	% of total net revenues	RMB	US$	% of total operating expenses	% of total net revenues
	(in thousands, except for percentages)
Operating expenses
Sales and marketing expenses	213,405	49.0	29.2	622,884	64.2	47.7	2,697,018	413,336	82.8	85.1
Research and development expenses	184,020	42.2	25.1	275,367	28.3	21.1	424,593	65,072	13.0	13.4
General and administrative expenses	38,177	8.8	5.2	73,289	7.5	5.6	138,459	21,220	4.2	4.4

Total operating expenses	435,602	100.0	59.5	971,540	100.0	74.4	3,260,070	499,628	100.0	102.9

Sales and marketing expenses
. Our sales and marketing expenses consist primarily of (i) expenses relating to our marketing and branding activities, including expenses relating to our online traffic acquisition channels; (ii) payroll-related expenses, which consist primarily of the salaries and other benefits paid to our sales and marketing personnel; and (iii) the amounts we pay to third-party service providers to whom we outsource certain of our sales and marketing functions. We expect our sales and marketing expenses to increase in the foreseeable future, including rapid increases in absolute amounts and as a percentage of revenue in the near future, as we continue to invest heavily in our sales, branding and marketing efforts to increase our student and user bases.
Research and development expenses
. Our research and development expenses consist primarily of (i) payroll-related expenses, which primarily include the salaries and other benefits paid to our R&D and related personnel; (ii) fees paid to outside vendors for their software testing and other services; and (iii) rentals of premises occupied by our R&D and related personnel. We expect our research and development expenses to increase in the foreseeable future as we continue to invest substantially in technology to enhance our users’ and students’ learning experience.
General and administrative expenses
. Our general and administrative expenses consist primarily of (i) payroll-related expenses, which primarily include the salaries and other benefits paid to our management and administrative personnel; (ii) fees paid to third-party professional service providers; and (iii) credit losses allowance provided on the receivables. We expect our general and administrative expenses to increase in the foreseeable future as we incur additional costs as a result of operating as a public company.
Taxation
We had income tax expense of RMB11.3 million, RMB2.4 million and RMB2.9 million (US$0.4 million), in 2018, 2019 and 2020, respectively. We are subject to various rates of income tax under different jurisdictions. The following summarizes major factors affecting our applicable tax rates in the Cayman Islands, Hong Kong and the PRC.

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
PRC
Our subsidiaries and VIEs in China are companies incorporated under PRC law and, as such, are subject to PRC enterprise income tax on their taxable income in accordance with the relevant PRC income tax laws. Pursuant to the PRC EIT Law, which became effective on January 1, 2008, a uniform 25% enterprise income tax rate is generally applicable to both foreign-invested enterprises and domestic enterprises, except where a special preferential rate applies. Entities qualifying as High and New Technology Enterprises (“HNTE”) qualify for a preferential tax rate of 15% subject to a requirement that they re-apply
for HNTE status every three years. Youdao Information was qualified as an HNTE in 2015 initially and extended the qualification in 2018, and subject to a preferential tax rate of 15% since 2015 to 2020. As of December 31, 2020, Youdao Information was in an accumulative loss status. The enterprise income tax is calculated based on the entity’s global income as determined under PRC tax laws and accounting standards.
Pursuant to the applicable PRC provision regulations and corresponding implementation rules on VAT, our major subsidiaries and VIEs are generally subject to VAT at a rate of 6% for services rendered. Since January 2020, in accordance with the Announcement on Tax Policies to Support Prevention and Control of
COVID-19
issued by the Ministry of Finance and STA, and the Announcement on the Period of Implementation of Tax Policies to Support Epidemic Prevention and Control and to Ensure Supply (collectively, the “Tax Policies”), due to the
COVID-19,
the VAT from providing daily life services was exempted starting on January 1, 2020 and ending on March 31, 2021. In 2020, we recognized RMB51.9 million in others, net arising from the VAT exemption according to the Tax Polices. We are also subject to cultural development fee on the provision of advertising services in China with an applicable rate of 3% based on the advertising revenue and subject to a 50% reduction which became effective from July 1, 2019. The cultural development fee on the provision of advertising services is exempted starting on January 1, 2020 until December 31, 2021 according to the Announcement on Tax and Fee Policies to Support the Film and Other Industries issued by the Ministry of Finance and STA on May 13, 2020 and Announcement of the Ministry of Finance and the State Taxation Administration on the Renewal of the Implementation of Some Tax Preferences in Response to the Epidemic (Announcement of the Ministry of Finance and the State Taxation Administration No. 7 of 2021) due to the outbreak of
COVID-19.
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
As a Cayman Islands holding company, we may receive dividends from our PRC subsidiaries through Youdao HK. The PRC EIT Law and its implementing rules provide that dividends paid by a PRC entity to a nonresident enterprise for income tax purposes is subject to PRC withholding tax at a rate of 10%, subject to reduction by an applicable tax treaty with China. Pursuant to the Arrangement between Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income, the withholding tax rate in respect to the payment of dividends by a PRC enterprise to a Hong Kong enterprise may be reduced to 5% from a standard rate of 10% if the Hong Kong enterprise directly holds at least 25% of the PRC enterprise and certain other conditions are met. Pursuant to the Notice of the State Taxation Administration on the Issues concerning the Application of the Dividend Clauses of Tax Agreements, or STA Circular 81, a Hong Kong resident enterprise must meet the following conditions, among others, in order to apply the reduced withholding tax rate: (i) it must be a company; (ii) it must directly own the required percentage of equity interests and voting rights in the PRC resident enterprise; and (iii) it must have directly owned such required percentage in the PRC resident enterprise throughout the 12 months prior to receiving the dividends. The STA promulgated the Administrative Measures for Nonresident Taxpayers to Enjoy Treatment under Treaties, or STA Circular 35, which became effective on January 1, 2020. STA Circular 35 provides that nonresident enterprises are not required to obtain pre-approval
from the relevant tax authority in order to enjoy the reduced withholding tax. Instead, nonresident enterprises and their withholding agents may, by self-assessment and on confirmation that the prescribed criteria to enjoy the tax treaty benefits are met, directly apply the reduced withholding tax rate, and file necessary forms and supporting documents when performing tax filings, which will be subject to post-tax
filing examinations by the relevant tax authorities. Accordingly, Youdao HK may be able to benefit from the 5% withholding tax rate for the dividends it receives from its PRC subsidiaries, if it satisfies the conditions prescribed under STA Circular 81 and other relevant tax rules and regulations. However, according to STA Circular 81 and STA Circular 35, if the relevant tax authorities consider the transactions or arrangements we have are for the primary purpose of enjoying a favorable tax treatment, the relevant tax authorities may adjust the favorable withholding tax in the future.

If our holding company in the Cayman Islands or any of our subsidiaries outside of China were deemed to be a “resident enterprise” under the PRC EIT Law, it would be subject to enterprise income tax on its worldwide income at a rate of 25%. See “Item 3. Key Information—3.D. Risk Factors—Risks Related to Doing Business in China—If we are classified as a PRC resident enterprise for PRC enterprise income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC
shareholders and ADS holders.”
Change in Segment Reporting
Effective in the fourth quarter of 2020, we changed our segment disclosure to separately report the results of our learning products business. As a result, we now report segments as learning services, learning products and online marketing services. This change in segment reporting aligns with the manner in which our chief operating decision maker (“CODM”) currently receives and uses financial information to allocate resources and assess the performance of reporting segments. This change in segment presentation does not affect consolidated balance sheets, consolidated statements of operations and comprehensive loss or consolidated statements of cash flows. We retrospectively revised prior year segment information, to conform to current year presentation.
Critical Accounting Policies, Judgments and Estimates
We prepare our financial statements in accordance with U.S. GAAP, which requires our management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent liabilities at the balance sheet dates and the reported revenues and expenses during the reported periods in the consolidated statements. We continually evaluate these judgments and estimates based on our own historical experience, knowledge and assessment of current business and other conditions, our expectations regarding the future based on available information and assumptions that we believe to be reasonable, which together form our basis for making judgments about matters that are not readily apparent from other sources. Since the use of estimates is an integral component of the financial reporting process, our actual results could differ from those estimates. Some of our accounting policies require a higher degree of judgment than others in their application.
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
Basis of Presentation
In May 2019, we acquired certain education businesses, including
NetEase Cloud Classroom, China University MOOC
and
NetEase Kada,
from the NetEase Group. Since these businesses were controlled by NetEase both before and after acquisition, such transactions are accounted for as business combination under common control. Therefore, our consolidated financial statements were retrospectively adjusted to reflect the results of such acquired businesses as if they had been acquired throughout the periods presented. There was no change in the basis of presentation of the financial statement resulting from such acquisition. The assets and liabilities have been stated at historical carrying amounts.

In December 2020, we entered into agreements with NetEase to dispose Youdao Cloudnote business to an investee established by NetEase and us. Since the Youdao Cloudnote business was not material to our operations, the disposal did not represent a strategic shift with a major effect on our operations and financial results, and did not qualify as discontinued operation in accordance with ASC 205,
Presentation of financial statements
. Since the business was controlled by NetEase both before and after the transaction, this transaction was accounted for as a transaction under common control. Pursuant to the agreements, we have 37.5% equity interests of the investee with the carrying amount of the assets transferred of Youdao Cloudnote. We accounted for the investment using the equity method after this transaction.
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
A consolidated VIE is an entity in which we, or any of our subsidiaries, through contractual arrangements, has the power to direct the activities that most significantly impact the entity’s economic performance, bears the risks of and enjoys the rewards normally associated with ownership of the entity, and therefore we or our subsidiary is the primary beneficiary of the entity.
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

There is a refund policy provided to customers for online courses services, depending on whether the course had commenced at the time of the refund request, the length of the course, the number of sessions that the student has taken, among other criteria. See “Item 4. Information for the Company—4.B. Business Overview—How We Generate Revenues—Tuition” for more information about our refund policy. We determine the transaction price to be earned by estimating the refund liability based on historical refund ratio on a portfolio basis using the expected value method. In the event that the actual amount of refund made exceeds our estimates, such excessive amount will be deducted from net revenues. We also provide discount coupons to our students for use in purchases on online courses, which are treated as a reduction of revenue when the related transaction is recognized.
Fee-based
premium services
Fee-based
premium services revenues, mostly operated on either consumption-basis or a monthly subscription basis, are derived principally from providing premium services of
Youdao Dictionary
,
Youdao Smart Cloud
, as well as translation services. Prepaid subscription fees collected from customers are deferred and are recognized as revenue on a straight-line basis by us over the subscription period, during which customers can access the premium services provided by us. Fees collected from customer to purchase translation services are recognized as revenue when related services are rendered. We also provide our customers the access to smart cloud system, through which customers could use automatic scanning, image recognition and speech recognition services. We recognize the revenues related to smart cloud services based on a consumption basis or ratably over the service period.
Learning products
We sell learning products such as Dictionary Pens, translation devices to customers through retailers or distributors. We recognize revenues when control of the goods is transferred to the customer, which generally occurs upon the delivery to the end customers as retailors or upon the delivery to distributors.
Along with certain online courses, we also provide learning products such as smart pens to facilitate customers’ learnings. For such situation, we have determined that the learning products are a separate performance obligation under ASC 606, as customers can benefit from learning products on their own and our promises to deliver learning products is separately identifiable from online courses services. We determine stand-alone selling price to each performance obligation in the approach of expected cost-plus margin. Revenue from learning products is recognized when they are delivered to customers.
Online marketing services
We derive our online marketing revenues principally from short-term contracts. The online marketing services with display period, the contracts may consist of multiple performance obligations with a typical term of less than three months. Each performance obligation generally represents different formats of advertisement, including but not limited to banners, text-links, videos, logos, buttons and rich media. Under arrangements where we have multiple performance obligations, the transaction price is allocated to each performance obligation using the relative stand-alone selling price. We generally determine stand-alone selling prices based on the prices charged to customers. If the performance obligation has not been sold separately, we estimate the stand-alone selling price by taking into consideration of the pricing for advertising areas of our platform with a similar popularities and advertisements with similar formats and quoted prices from competitors as well as other market conditions. The amount of consideration allocated to each performance obligation is recognized as revenue over the individual advertisement display period, on a straight-line basis, which is usually within three months.
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
Our online marketing services expand distribution of advertisers’ promotional links and advertisements by leveraging traffic on third parties’ internet properties, including web content, software, and mobile applications. We are the primary obligor to our advertisers as it is primarily responsible to the customers, bears inventory risk and has the discretion in establishing pricing. Payments made to operators of third-party internet properties are included in the traffic acquisition costs.

Certain customers may receive volume rebates, which are accounted for as variable consideration. We estimate annual expected revenue volume with reference to their historical results and reduce revenues recognized.
Practical expedients
We have used the following practical expedients as allowed under ASC 606:

(i)
The effects of a significant financing component have not been adjusted for contracts which we expect, at contract inception, that the period between when we transfer a promised good or service to the customer and when the customer pays for that good or service will be one year or less.

(ii)
We applied the portfolio approach in determining the learning period for the customer given that the effect of applying a portfolio approach to a group of students’ behaviors would not differ materially from considering each one of them individually.

Contract liabilities
Contract liabilities refer to the deferred revenue and refund liability. Deferred revenue is relating to the learning tuition, online marketing services and fee-based
premium services with fees received from customers for which our revenue recognition criteria have not been met. Refund liability represents the consideration collected by us which we expect to refund to our customers according to refund policy.
Receivables, net
We closely monitor the collection of our receivables and records a reserve for doubtful accounts against aged accounts and for specifically identified non-recoverable
amounts for periods prior to January 1, 2020. If the economic situation and the financial condition of the customer deteriorate resulting in an impairment of the customer’s ability to make payments, additional allowances might be required. Receivable balances are written off when they are determined to be uncollectible. From January 1, 2020, our receivables are subject to the measurement of credit losses within the scope of ASC Topic 326. To estimate expected credit losses, we have identified the relevant risk characteristics of our customers and the related receivables and other receivables which include size, type of the services or the products we provide, or a combination of these characteristics. Receivables with similar risk characteristics have been grouped into pools. For each pool, we consider the past collection experience, current economic conditions, future economic conditions (external data and macroeconomic factors) and changes in our customer collection trends. This is assessed at each quarter based on our specific facts and circumstances.
Share-based compensation and fair value of ordinary shares
We grant options to our employees, directors and consultants with performance conditions and service conditions. In accordance with ASC 718,
Compensation-Stock Compensation,
we determine that grants of options to directors, employees and consultants, which are classified as equity awards and are measured at the grant date based on the fair value of the awards.
We adopt the binomial option pricing model to determine the fair value of stock options. The determination of the fair value of stock options is affected by the fair value of ordinary shares as well as assumptions regarding a number of complex and subjective variables, including the expected share price volatility, actual and projected employee share option exercise behavior, risk free interest rates and expected dividends. Prior to our initial public offerings, the fair value of the ordinary shares is assessed using the income approach/discounted cash flow method, with a discount for lack of marketability, given that the shares underlying the awards were not publicly traded at the time of grant. Upon the completion of our initial public offering, the market price of our publicly traded ADSs is used as an indicator of fair value of ordinary shares for purposes of recording share-based compensation expenses. Share-based compensation expenses for share options granted with service conditions are recorded net of estimated forfeitures using graded-vesting method during the service period requirement, such that expenses are recorded only for those share-based awards that are expected to ultimately vest. For share options granted with service conditions and the occurrence of our initial public offering as performance condition, cumulative share-based compensation expenses for the options that have satisfied the service conditions are recorded upon the completion of our initial public offering.

We also recognize compensation expenses on restricted share units, or RSUs, granted by NetEase to our employees. RSUs are measured based on the fair market value of the underlying stock on the dates of grant. Share-based compensation expenses related are then recorded for the number of RSUs expected to vest on a graded-vesting basis, net of estimated forfeitures, over the requisite service period.
Youdao 2015 Share Incentive Plan
Share-based compensation
We adopted an employee share incentive plan, or the 2015 Plan, in February 2015, which was amended in April 2018. For key terms of the 2015 Plan, see “Item 6. Directors, Senior Management and Employees—6.B. Compensation—Share Incentive Plan.”
The fair value of each option granted pursuant to the 2015 Plan for the years ended December 31, 2018, 2019 and 2020 is estimated on the date of grant using the following assumptions:

	For the Year Ended December 31,
	2018	2019	2020
Expected volatility	48.10%	46.50%-46.90%	48.90%-52.20%
Expected dividends yield	0%	0%	0%
Risk-free interest rate	2.50%	2.10%-2.60%	0.30%-1.69%
Expected term (in years)	6	6	6
Fair value of underlying ordinary share (US$)	1.39	6.35-7.29	16.00-42.31
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
Subsequent to our initial public offering in October 2019, the market price of our publicly traded ADSs is used as an indicator of fair value of our ordinary shares for purposes of recording share-based compensation expenses in connection with the equity awards granted pursuant to the 2015 Plan.
NetEase’s RSU Plan
In November 2009, NetEase adopted a restricted share units plan for NetEase’s employees, directors and consultants, or the 2009 RSU Plan. NetEase recognizes share-based compensation expenses in its consolidated statements of operations and comprehensive income based on awards ultimately expected to vest, after considering estimated forfeitures. The NetEase’s RSU Plan became effective on November 17, 2009 for a term of ten years unless sooner terminated. The 2009 RSU Plan expired on November 16, 2019 in accordance with its terms. The board of NetEase approved 2019 Restricted Share Unit Plan, or the 2019 RSU Plan, in October 2019, as a replacement for the 2009 RSU Plan. Forfeitures are estimated based on the NetEase’s historical experience over the last five years and revised in subsequent periods if actual forfeitures differ from those estimates.
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
Uncertain tax positions
In order to assess uncertain tax positions, we apply a more likely than not threshold and a two-step
approach for the tax position measurement and financial statement recognition. Under the two-step
approach, the first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not, that the position will be sustained, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount that is more than 50% likely of being realized upon settlement. We recognize interest and penalties, if any, under accrued expenses and other current liabilities on our consolidated balance sheets and under other expenses in our consolidated statements of operations and comprehensive loss. We did not have any significant unrecognized uncertain tax positions as of and for the years ended December 31, 2018, 2019 and 2020 nor did we recognize any related interest and penalties.

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

	For the Year Ended December 31,
	2018		2019		2020
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages, shares and per share/ADS data)

Net revenues	731,598	100.0	1,304,883	100.0	3,167,515	485,443	100.0

Cost of revenues (1)	(515,133)	(70.4)	(934,261)	(71.6)	(1,713,229)	(262,564)	(54.1)

Gross profit	216,465	29.6	370,622	28.4	1,454,286	222,879	45.9
Operating expenses

Sales and marketing expenses (1)	(213,405)	(29.2)	(622,884)	(47.7)	(2,697,018)	(413,336)	(85.1)

Research and development expenses (1)	(184,020)	(25.1)	(275,367)	(21.1)	(424,593)	(65,072)	(13.4)

General and administrative expenses (1)	(38,177)	(5.2)	(73,289)	(5.6)	(138,459)	(21,220)	(4.4)

Total operating expenses	(435,602)	(59.5)	(971,540)	(74.4)	(3,260,070)	(499,628)	(102.9)

Loss from operations	(219,137)	(29.9)	(600,918)	(46.0)	(1,805,784)	(276,749)	(57.0)

Interest income	8,344	1.1	12,063	0.9	25,524	3,912	0.8

Interest expense	(31,851)	(4.3)	(30,232)	(2.3)	(31,215)	(4,784)	(1.0)

Others, net	44,643	6.1	20,064	1.5	61,052	9,357	1.9

Loss before tax	(198,001)	(27.0)	(599,023)	(45.9)	(1,750,423)	(268,264)	(55.3)

Income tax expenses	(11,294)	(1.6)	(2,432)	(0.2)	(2,929)	(449)	(0.1)

Net loss	(209,295)	(28.6)	(601,455)	(46.1)	(1,753,352)	(268,713)	(55.4)
Net loss/(income) attributable to noncontrolling interests	385	0.0	(48)	0.0	563	86	0.1

Net loss attributable to the Company	(208,910)	(28.6)	(601,503)	(46.1)	(1,752,789)	(268,627)	(55.3)
Accretions of convertible redeemable preferred shares to redemption value	(30,311)	(4.1)	(35,893)	(2.8)	—	—	—

Net loss attributable to ordinary shareholders of the Company	(239,221)	(32.7)	(637,396)	(48.9)	(1,752,789)	(268,627)	(55.3)
Net loss per ordinary share/ADS

Basic	(2.80)		(6.68)		(15.53)	(2.38)

Diluted	(2.80)		(6.68)		(15.53)	(2.38)
Weighted average number of ordinary shares/ADSs used in calculating net loss per ordinary share/ADS

Basic	85,346,790		95,445,982		112,864,452	112,864,452

Diluted	85,346,790		95,445,982		112,864,452	112,864,452

Notes:

(1)
The following table sets forth our share-based compensation expenses, including the share-based compensation expenses allocated to us based on awards granted to our employees pursuant to NetEase’s RSU incentive plans. See also “Item 7. Major shareholders and Related Party Transactions—7.B. Related Party Transactions—Transactions with NetEase—Other Related Party Transactions with NetEase.”

	For the Year Ended December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$
	(in thousands)
Cost of revenues	3,055	4,407	5,892	903
Sales and marketing expenses	350	2,107	5,868	899
Research and development expenses	2,735	9,432	20,898	3,203
General and administrative expenses	36	9,128	8,920	1,367

Total	6,176	25,074	41,578	6,372

Year Ended December 31, 2020 Compared to Year Ended December 31, 2019
Net Revenues
Our net revenues increased by 142.7% from RMB1,304.9 million in 2019 to RMB3,167.5 million (US$485.4 million) in 2020.
Learning services
Our net revenues generated from learning services increased by 207.9% from RMB699.8 million in 2019 to RMB2,154.7 million (US$330.2 million) in 2020, driven by substantial increases in revenues from our online courses and, to a lesser extent, from the revenues from other learning services.

•
Online courses
.
Our net revenues generated from online courses increased by 230.8% from RMB607.6 million in 2019 to RMB2,009.7 million (US$308.0 million) in 2020 which was primarily driven by an increase in the number of paid student enrollments. The paid student enrollments of
Youdao Premium Courses,
which accounted for the vast majority of the total paid student enrollments of our online courses, increased from approximately 833 thousand in 2019 to approximately 2,097 thousand in 2020, primarily as a result of the expansion of our
K-12
course offerings and our enhanced brand name among students and parents of our
K-12
students. The increase in the net revenues generated from online courses was also driven by an increase in our gross billings per paid student enrollment, which in turn was mainly due to the increased sales of our practical courses for adults such as foreign language courses, which generally have a higher level of gross billings per paid student enrollment than that of other courses. Our gross billings per paid student enrollment of
Youdao Premium Courses
increased by 49.4% from approximately RMB899 for 2019 to approximately RMB1,343 (US$206) for 2020.

•
Other learning services.
Our net revenues generated from other learning services increased by 57.1% from RMB92.3 million in 2019 to RMB145.0 million (US$22.2 million) in 2020, primarily driven by an increase in the licensing fees for
Youdao Smart Cloud
and other enterprise services and increased sales of subscription packages of our online knowledge tools.

Learning products
Our net revenues generated from distribution of learning products increased significantly from RMB152.0 million in 2019 to RMB540.0 million (US$82.8 million) in 2020, mainly due to a significant increase in the sales of
Youdao Dictionary Pen 2.0
since its launch in August 2019.
Online marketing services
Our net revenues generated from online marketing services increased by 4.4% from RMB453.0 million in 2019 to RMB472.9 million (US$72.5 million) in 2020, primarily due to an increase in revenues from brand advertising services from RMB90.8 million in 2019 to RMB118.6 million (US$18.2 million) in 2020.

Cost of revenues
Our cost of revenues increased by 83.4% from RMB934.3 million in 2019 to RMB1,713.2 million (US$262.6 million) in 2020.
Learning services
Our cost of revenues of learning services increased from RMB513.1 million in 2019 to RMB1,010.4 million (US$154.8 million) in 2020, primarily due to (i) an increase in the amount of the revenues shared with key instructors by 93.4% from RMB161.6 million in 2019 to RMB312.6 million (US$47.9 million) in 2020 as we continued to expand our faculty; and (ii) an increase in the payroll related expenses by 133.3% from RMB132.0 million in 2019 to RMB307.9 million (US$47.2 million) in 2020, mainly driven by the increased salaries and other benefits paid to our instructors and teaching assistants as we increased the headcounts of teaching assistants to support the expansion of our online course offerings. The total number of our instructors and teaching assistants as more teaching assistants were engaged to support the expansion of our online course offerings. The total number of our full-time teaching staff and product and service operations personnel increased from 671 as of December 31, 2019 to 4,000 as of December 31, 2020.
Learning products
Our cost of revenues of learning products increased from RMB107.6 million in 2019 to RMB356.0 million (US$54.6 million) in 2020, which was largely driven by the increase in the sale volume of smart devices.
Online marketing services
Our cost of revenues of online marketing services increased from RMB313.6 million in 2019 to RMB346.9 million (US$53.2 million) in 2020, primarily due to an increase in traffic acquisition costs by 6.0% from RMB239.9 million in 2019 to RMB254.2 million (US$39.0 million) in 2020 driven by distribution of advertisement through third parties’ internet properties.
Gross profit & gross margin
The gross margin of learning services increased from 26.7% in 2019 to 53.1% in 2020, primarily because of the improved gross margin of our online courses, which in turn was driven by improved economies of scale and the continuous optimization of faculty compensation structure. The gross margin of learning products increased from 29.2% in 2019 to 34.1% in 2020, primarily attributable to more revenue arising from the sales of
Youdao Dictionary Pen
, which carried a higher gross margin profile than other products. The gross margin of online marketing services decreased from 30.8% for 2019 to 26.6% for 2020, primarily due to the increased distribution of advertisements through third parties’ internet properties, which typically had a lower gross margin profile.
Our overall gross profit increased by 292.4% from RMB370.6 million in 2019 to RMB1,454.3 million (US$222.9 million) in 2020. Our overall gross margin was 28.4% and 45.9%, respectively, in 2019 and 2020. The increase in our overall gross margin was due to the increase in the gross margin of learning services.
Operating expenses
Our total operating expenses increased by 235.6% from RMB971.5 million in 2019 to RMB3,260.1 million (US$499.6 million) in 2020.
Sales and marketing expenses
Our sales and marketing expenses increased by 333.0% from RMB622.9 million in 2019 to RMB2,697.0 million (US$413.3 million) in 2020, which was mainly due to a significant increase in marketing spending from RMB474.9 million in 2019 to RMB2,100.3 million (US$321.9 million) in 2020 driven by our intensified sales and marketing efforts associated with student acquisition and branding enhancement. The increase in our sales and marketing expenses was also driven by a 275.8% increase in the payroll-related expenses, due to increase in the number of our sales and marketing employees and the amount of sales and marketing services we sourced from third-party service providers as we continued to increase our sales and marketing efforts. The number of our sales and marketing personnel increased from 261 as of December 31, 2019 to 680 as of December 31, 2020.

Research and development expenses
Our research and development expenses increased by 54.2% from RMB275.4 million in 2019 to RMB424.6 million (US$65.1 million) in 2020, which was primarily attributable to a 52.6% increase in the payroll-related expenses from RMB238.2 million in 2019 to RMB363.6 million (US$55.7 million) in 2020, mainly driven by the increased number of our R&D and related personnel and their increased share-based compensation expenses. The number of our R&D and related personnel increased from 584 as of December 31, 2019 to 966 as of December 31, 2020.
General and administrative expenses
Our general and administrative expenses increased by 88.9% from RMB73.3 million in 2019 to RMB138.5 million (US$21.2 million) in 2020, which was mainly attributable to increases in both the number of our general and administrative staff and their compensation level and, to a lesser extent, the increased credit losses allowance on the doubtful receivables. The number of our general and administrative staff increased from 61 as of December 31, 2019 to 217 as of December 31, 2020.
Net loss
As a result of the foregoing, our net losses were RMB601.5 million and RMB1,753.4 million (US$268.7 million), respectively, in 2019 and 2020.
Year Ended December 31, 2019 Compared to Year Ended December 31, 2018
See “Item 5. Operating and Financial Review and Prospects—5.A. Operating Results—Year Ended December 31, 2019 Compared to Year Ended December 31, 2018” beginning on page 87 of our Form
20-F
for the fiscal year ended December 31, 2019 filed with the Securities and Exchange Commission on April 29, 2020 (Securities Act File
No. 333-234009)
incorporated by reference into this annual report.
Non-GAAP
Financial Measure
We consider and use
non-GAAP
financial measures, such as gross billings and
non-GAAP
net income/(loss) attributable to the Company’s ordinary shareholders and non-GAAP
basic and diluted earnings/(loss) per ADS, as supplemental metrics in reviewing and assessing our operating performance and formulating our business plan.
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

The following table sets forth a reconciliation of gross billings to net revenues, its most directly comparable GAAP measure, of our online courses:

	For the Year Ended December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$
	(in thousands)

Net revenues of online courses	329,424	607,568	2,009,719	308,003

Add: value-added tax	23,666	53,178	177,474	27,199

Add: ending deferred revenue	129,144	407,861	1,356,041	207,822

Less: beginning deferred revenue	(64,136)	(129,144)	(407,861)	(62,507)

Gross billings of online courses (non-GAAP)	418,098	939,463	3,135,373	480,517

The following table sets forth a reconciliation of gross billings to net revenues, its most directly comparable GAAP measure, of
Youdao Premium Courses
:

	For the Year Ended December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$
	(in thousands)

Net revenues of Youdao Premium Courses	284,160	471,943	1,747,941	267,884

Add: value-added tax	20,352	42,416	159,442	24,435

Add: ending deferred revenue	109,105	344,111	1,253,527	192,111

Less: beginning deferred revenue	(54,067)	(109,105)	(344,111)	(52,737)

Gross billings of Youdao Premium Courses (non-GAAP)	359,550	749,365	2,816,799	431,693

The following table sets forth a reconciliation of
non-GAAP
net loss attributable to ordinary shareholders of the company to net loss attributable to ordinary shareholders of the company, its most directly comparable GAAP measure:

	For the Year Ended December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$
	(in thousands)
Net loss attributable to ordinary shareholders of the Company	(239,221)	(637,396)	(1,752,789)	(268,627)
Add: share-based compensation	6,176	25,074	41,578	6,372

Non-GAAP net loss attributable to ordinary shareholders of the Company	(233,045)	(612,322)	(1,711,211)	(262,255)
Non-GAAP basic net loss per share/ADS	(2.73)	(6.42)	(15.16)	(2.32)

Non-GAAP diluted net loss per share/ADS	(2.73)	(6.42)	(15.16)	(2.32)

Recent Accounting Pronouncements
For detailed discussion on recent accounting pronouncements, see Note 2 to our consolidated financial statements included elsewhere in this annual report.
5.B. Liquidity and Capital Resources
Cash flows and working capital
Our sources of liquidity primarily include short-term loans from NetEase Group and the proceeds received from the sale and issuance of our shares. For details of the loans from NetEase Group, see “Item 7. Major shareholders and Related Party Transactions—7.B. Related Party Transactions.”
We had working capital deficits (being total current liabilities exceeded that of total current assets) as of December 31, 2018 and 2020, and a positive working capital (being total current assets exceeded that of total current liabilities) as of December 31, 2019. As of December 31, 2020, we had outstanding interest-bearing short-term loans payable to the NetEase Group in the amount of RMB878.0 million (US$134.6 million), which constituted a substantial portion of our current liabilities. These loans are generally repayable within one year and were used to provide working capital for the daily operations of our business. In support of our future business, NetEase has also agreed not to require us to repay these loans in the twelve months from the date of this annual report. In addition, NetEase has agreed to us that as long as we are controlled by NetEase, these loans will be automatically extended for a period of eleven months each time upon our prior written request. Repayment of such loans would materially and adversely affect our liquidity, financial position and cash flows. In April 2021, NetEase agreed to provide US$300 million of revolving loan facility to us to support our long-term growth, as well as a bank group committed to provide another US$150 million of revolving facility loan with the guarantee of NetEase to us. In addition, we will also continue to evaluate and pursue attractive financing opportunities, including issuances of debt or equity securities and obtaining additional credit facilities.
We believe that our existing cash, cash equivalents, time deposits and short-term investments balance as of December 31, 2020, as well as continuous funding support from our controlling shareholder NetEase, would be sufficient to fund our operating activities, capital expenditures and other obligations for at least the next 12 months. However, we may decide to enhance our liquidity position or increase our cash reserve for future expansions and acquisitions through additional capital and/or finance funding. The issuance and sale of additional equity would result in further dilution to our shareholders. The incurrence of indebtedness would result in increased fixed obligations and could result in operating covenants that would restrict our operations. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all.
We intend to finance our future working capital requirements and capital expenditures from cash generated from operating activities, funds raised from financing activities, including the net proceeds we received from our initial public offering and the concurrent private placements to Orbis in October 2019, and the follow-on
offering in February 2021. We may, however, require additional cash due to changing business conditions or other future developments, including any investments or acquisitions we may decide to pursue. If our existing cash is insufficient to meet our requirements, we may seek to issue debt or equity securities or obtain additional credit facilities. Financing may be unavailable in the amounts we need or on terms acceptable to us, if at all. Issuance of additional equity securities, including convertible debt securities, would dilute our earnings per share. The incurrence of debt would divert cash for working capital and capital expenditures to service debt obligations and could result in operating and financial covenants that restrict our operations and our ability to pay dividends to our shareholders. If we are unable to obtain additional equity or debt financing as required, our business operations and prospects may suffer.
As a holding company with no material operations of our own, we conduct a substantial majority of our operations through our PRC subsidiaries and our VIEs in China. We are permitted under PRC laws and regulations to provide funding to our PRC subsidiaries in China through capital contributions or loans, subject to applicable approval registration, filings and reporting procedures with government authorities and limits on the amount of capital contributions and loans. In addition, our subsidiaries in China may provide Renminbi funding to our VIEs only through entrusted loans. See “Item 4. Information on the Company—4.B. Business Overview—Regulation—Regulation Related to Foreign Exchange,” and “Item 3. Key Information—3.D. Risk Factors—Risks Related to Doing Business in China— PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay us from making loans or additional capital contributions to our PRC subsidiaries and to make loans to our VIEs, which could materially and adversely affect our liquidity and our ability to fund and expand our business.” The ability of our subsidiaries in China to make dividends or other cash payments to us is subject to various restrictions under PRC laws and regulations. See “Item 3. Key Information—3.D. Risk Factors—Risks Related to Doing Business in China— We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business” and “Item 3. Key Information—3.D. Risk Factors—Risks Related to Doing Business in China—If we are classified as a PRC resident enterprise for PRC enterprise income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC
shareholders and ADS holders.”

The following table presents our summary consolidated cash flow data for the years ended December 31, 2018, 2019 and 2020.

	For the Year Ended December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$
	(in thousands)
Net cash used in operating activities	(100,330)	(372,270)	(321,562)	(49,282)
Net cash (used in)/provided by investing activities	(374,000)	(1,084,005)	760,971	116,624
Net cash provided by financing activities	475,117	1,587,669	26,559	4,070
Effect of exchange rate changes on cash and cash equivalents	1,120	196	(30,097)	(4,612)

Net increase in cash and cash equivalents	1,907	131,590	435,871	66,800
Cash and cash equivalents at beginning of the year	39,831	41,738	173,328	26,564

Cash and cash equivalents at end of the year	41,738	173,328	609,199	93,364

Operating activities
Net cash used in operating activities was RMB321.6 million (US$49.3 million) in 2020. The difference between our net loss of RMB1,753.4 million (US$268.7 million) and the net cash used in operating activities was mainly due to (i) an increase of contract liabilities (which are mainly composed of deferred revenue relating to the tuition fees received from students for which revenue recognition criteria have not been met) of RMB983.7 million (US$150.8 million) due to the increased gross billings of online courses; (ii) an increase in accrued liabilities and other payables of RMB410.2 million (US$62.9 million) which mainly consisted of accrued liabilities for learning services and accrued marketing expenses and outsourcing labor service fees, resulting from the growth of our business and our increased marketing and promotion activities; (iii) an increase in payroll payable of RMB115.1 million (US$17.6 million) due to increase in the number of employees; and (iv) an increase in accounts payable of RMB78.6 million (US$12.1 million) due to increased purchase of learning products and deferred payments to suppliers, partially offset by (i) an increase in prepayment and other current assets of RMB111.5 million (US$17.1 million); (ii) an increase in accounts receivable of RMB80.1 million (US$12.3 million) primarily arising from the increased receivables from third-party online payment which resulted from an increase in the amount of tuition fees collected through such payment providers; and (iii) an increase in inventory of RMB72.3 million (US$11.1 million). Historically, the tuition fees collected through third-party online payment providers were usually settled within 60 days.
Net cash used in operating activities was RMB372.3 million in 2019. The difference between our net loss of RMB601.5 million and the net cash used in operating activities was mainly due to (i) an increase of contract liabilities (which are mainly composed of deferred revenue relating to the tuition fees received from students for which revenue recognition criteria have not been met) of RMB279.3 million due to the increased gross billings of online courses and the increased advanced payments from our advertisers driven by the expansion of our performance-based advertising services in 2019; (ii) an increase in accrued liabilities and other payables of RMB98.5 million which mainly consisted of accrued liabilities for learning services and accrued marketing expenses, resulting from the growth of our business and our increased marketing and promotion activities, partially offset by (i) an increase in accounts receivable of RMB122.0 million primarily arising from the increased receivables from third-party online payment which resulted from an increase in the amount of tuition fees collected through such payment providers; (ii) an increase in prepayment and other current assets of RMB76.8 million; and (iii) an increase in inventory of RMB52.6 million. Historically, the tuition fees collected through third-party online payment providers were usually settled within 60 days.

Net cash used in operating activities was RMB100.3 million in 2018. The difference between our net loss of RMB209.3 million and the net cash used in operating activities was mainly due to (i) an increase of contract liabilities of RMB83.0 million due to the increased paid student enrollments for our online courses and the increased tuition fees we charged students; (ii) an increase in accrued liabilities and other payables of RMB27.3 million, which mainly consisted of accrued liabilities for learning services and accrued marketing expenses, resulting from the growth of our business and the increased marketing and promotion activities; and (iii) an increase in payroll payable of RMB28.4 million, partially offset by (i) an increase in inventory of RMB22.3 million; and (ii) an increase in accounts receivable of RMB15.5 million.
Investing activities
Net cash provided by investing activities in 2020 was RMB761.0 million (US$116.6 million), which was mainly attributable to (i) the proceeds received from the maturities of time deposits of RMB1,327.5 million (US$203.4 million); and (ii) the proceeds received from maturities of short-term investments of RMB1,220.0 million (US$187.0 million), partially offset by (i) the purchases of short-term investments of RMB1,683.0 million (US$257.9 million) with variable interest rates; (ii) the payment for equity investments and cash consideration paid for business combination, net of cash acquired, of RMB46.9 million (US$7.2 million); (iii) the purchases of property and equipment of RMB36.9 million (US$5.6 million); and (iv) the purchases of time deposits placed with banks with original maturities between three to twelve months of RMB20.7 million (US$3.2 million).
Net cash used in investing activities in 2019 was RMB1,084.0 million, which was mainly attributable to (i) the purchases of time deposits placed with banks with original maturities between three to twelve months of RMB1,522.3 million; (ii) the purchases of short-term investments of RMB216.0 million with variable interest rates; and (iii) the purchases of property and equipment of RMB18.1 million, partially offset by (i) the proceeds received from the maturities of time deposits of RMB526.5 million; and (ii) the proceeds received from maturities of short-term investment of RMB145.9 million.
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
Financing activities
Net cash provided by financing activities for 2020 was RMB26.6 million (US$4.1 million), which was mainly attributable to the proceeds received from the issuance of ordinary shares granted to our employees pursuant to incentive plans of RMB34.5 million (US$5.3 million), partially offset by payment for initial public offering expenses of RMB7.9 million (US$1.2 million).
Net cash provided by financing activities in 2019 was RMB1,587.7 million, which was mainly attributable to the proceeds of RMB1,512.0 million received from our initial public offering and concurrent private placements to Orbis in 2019. The net proceeds of approximately US$213.2 million that we received from these transactions in October 2019 represent the difference between the foregoing amount of proceeds and the offering expenses in connection with our initial public offering of approximately RMB8.4 million that is payable in 2020.
Net cash provided by financing activities in 2018 was RMB475.1 million, which was mainly attributable to the proceeds we received for issuance of preferred shares, net of issuance cost, of RMB430.3 million in April 2018. See “Item 7. Major shareholders and Related Party Transactions—7.B. Related Party Transactions.”
Capital Expenditures
Our capital expenditures are incurred primarily in connection with purchase of servers, computers and software. Our capital expenditures were RMB14.0 million, RMB18.2 million and RMB36.9 million (US$5.6 million), respectively, in 2018, 2019 and 2020. We intend to fund our future capital expenditures with our existing cash balance.

Holding Company Structure
Youdao, Inc. is a holding company with no material operations of its own. We conduct our operations primarily through our subsidiaries and our VIEs in the PRC. In 2018, 2019 and 2020, the amount of revenues generated by our VIEs accounted for 82.9%, 76.5% and 76.8%, respectively, of our total net revenues. As a result, our ability to pay dividends depends upon dividends paid by our subsidiaries which, in turn, depends on the payment of the service fees to our PRC subsidiaries by our VIEs in the PRC pursuant to certain contractual arrangements among our PRC subsidiaries, our VIEs and our VIEs’ shareholders. See “Item 4. Information on the Company—4.C. Organizational Structure—Contractual Arrangements with Our VIEs and Our VIEs’ Respective Shareholders.” In 2018, 2019 and 2020, the amount of service fees paid to our PRC subsidiaries from our VIEs was RMB395.2 million, RMB622.1 million and RMB1,964.8 million (US$301.1 million), respectively. We expect that the amounts of such service fees will increase in the foreseeable future as our PRC business continues to grow. If our subsidiaries or any newly formed subsidiaries incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us.
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
As an offshore holding company, we are permitted under PRC laws and regulations to provide funding from the proceeds of our offshore fundraising activities to our PRC subsidiaries only through loans or capital contributions, and to our VIEs only through loans, in each case subject to the satisfaction of the applicable government registration and approval requirements. See “Item 3. Key Information—3.D. Risk Factors—Risks Related to Doing Business in China— PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay us from making loans or additional capital contributions to our PRC subsidiaries and to make loans to our VIEs, which could materially and adversely affect our liquidity and our ability to fund and expand our business.” As a result, there is uncertainty with respect to our ability to provide prompt financial support to our PRC subsidiaries and VIEs when needed. Notwithstanding the foregoing, our PRC subsidiaries may use their own retained earnings (rather than Renminbi converted from foreign currency denominated capital) to provide financial support to our VIEs either through loans from our PRC subsidiaries or direct loans to our VIEs’ nominee shareholders, which would be contributed to the VIEs as capital injections. Such direct loans to the nominee shareholders of our VIEs would be eliminated in our consolidated financial statements against such VIEs’ share capital.
5.C. Research and Development
We invest heavily in technological innovation—to break through language and cultural boundaries, digitize multimedia content, increase classroom engagement, and personalize the learning process. See “Item 4. Information on the Company—4.B. Business Overview—Our Technologies.”
5.D. Trend Information
Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended December 31, 2020 that are reasonably likely to have a material and adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future results of operations or financial condition.

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
5.F. Tabular Disclosure of Contractual Obligations

	Payments Due by
	Less than One Year	One to Three Years	Three to Five Years	More than Five Years	Total
	(RMB in thousands)
Operating lease commitments (1)	30,672	57,330	23,082	8,705	119,789
Purchase commitments (2)	338,910	5,090	3,160	—	347,160
Capital commitments (3)	25,947	—	—	—	25,947

Total contractual obligations	395,529	62,420	26,242	8,705	492,896

Note:

(1)
Consist of the commitments under
non-cancelable
operating lease agreements for our office premises. For the years ended December 31, 2018, 2019 and 2020, our rental expenses were RMB14.8 million, RMB25.5 million and RMB58.0 million (US$8.9 million), respectively.

(2)	Consist primarily of minimum commitments for purchases of content, marketing services and smart devices.
(3)	Consist primarily of commitments on purchase of fixed assets and the payment on leasehold improvements.
Other than those shown above, we did not have any significant capital and other commitments, long-term obligations, or guarantees as of December 31, 2020.
5.G. Safe harbor
See “Forward-Looking Information.”

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
6.A. Directors and Senior Management
The following table sets forth the name, age and position of each of our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
William Lei Ding	49	Director
Feng Zhou	43	Director, Chief Executive Officer
Harry Heung Yeung Shum	54	Independent Director
Jimmy Lai	64	Independent Director

Directors and Executive Officers	Age	Position/Title
Yinghui Wu	41	Vice President
Lei Jin	43	Vice President
Renlei Liu	39	Vice President
Peng Su	41	Vice President
Yongwei Li	41	Vice President
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
Harry Shum
has served as our director since October 2019. Mr. Shum has also served as an independent non-executive
director of Meituan Dianping since September 2018. Mr. Shum joined Microsoft Research in 1996 as a researcher based in Redmond, Washington. In 1998, he joined Microsoft Research Asia (formerly known as Microsoft Research China) in Beijing, China as one of the founding members and subsequently spent nine years there, becoming the managing director of Microsoft Research Asia. From 2007 to 2013, Mr. Shum served as the corporate vice president in charge of Bing search product development. From 2013 to February 2020, he served as the executive vice president of Microsoft’s Artificial Intelligence and Research group, responsible for intelligence strategy and forward-looking research and development efforts spanning infrastructure, services, apps and agents. Mr. Shum has served as adjunct professors in many universities, including Tsinghua University, since 2003. Mr. Shum received his Ph.D. in robotics from Carnegie Mellon University.
Jimmy Lai starts
has served as our director since October 2019. Mr. Lai has served as an independent director of FinVolution Group (NYSE: FINV) since November 2017, an independent director of Huami Corporation (NYSE: HMI) since February 2018 and the chief financial officer of Acepodia Inc since March 2021. Previously, Mr. Lai served as the chief financial officers of China Online Education Group (NYSE: COE) from 2015 to 2018, Chukong Technologies Corp. from 2013 to 2015, and Gamewave Corporation from 2011 to 2013. Prior to that, Mr. Lai served as the chief financial officer of several public companies listed in the United States and in various finance-related roles in other companies. Mr. Lai received his bachelor’s degree in Statistics from the National Cheng Kung University in Taiwan and his MBA from the University of Texas at Dallas. Mr. Lai is a certified public accountant licensed in the State of Texas.
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

6.B. Compensation
For the fiscal year ended December 31, 2020, we paid an aggregate of RMB14.3 million (US$2.2 million) in cash compensation to our directors and executive officers. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our directors and executive officers. Our PRC subsidiaries and our VIEs are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.
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
Share Incentive Plan
2015 Share Incentive Plan
We adopted an employee share incentive plan, which we refer to as the 2015 Plan, in February 2015, which was amended in April 2018. The purpose of the 2015 Plan is to promote the success and enhance the value of our company by linking the personal interests of the employees, directors and consultants to those of our shareholders and by providing such individuals with an incentive for outstanding performance to generate superior returns to our shareholders. The maximum aggregate number of ordinary shares we are authorized to issue pursuant to equity awards granted under the 2015 Plan is 10,222,222 shares. As of March 31, 2021, options to purchase a total of 5,853,763 ordinary shares are outstanding under the 2015 Plan, and 2,512,069 of such options had vested and become exercisable.
The following paragraphs summarize the terms of the 2015 Plan.
Types of Awards
.
The 2015 Plan permits the awards of options, restricted shares, restricted share units, share appreciation rights, dividend equivalents, share payments, deferred shares and other type of awards as designed and approved by the plan administrator.
Plan Administration
.
The 2015 Plan shall be administrated by the board or a committee of the board as may be designated by the board.
Eligibility
.
Any employee, director or consultant of the company shall be eligible to participate in the 2015 Plan, as determined by the plan administrator.
Award Agreement
.
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

Conditions of Award
. The plan administrator of the 2015 Plan shall determine the provisions, terms, and conditions of each award including, but not limited to, the types of awards, award vesting schedule, number of awards to be granted and the number of shares to be covered by the awards, exercise price, any restrictions or limitations on the award and term of each award.
Acceleration of Awards upon Change in Control
.
Upon a change of control of the company, any award previously granted pursuant to the 2015 Plan shall vest immediately unless the plan administrator determines otherwise.
Protection against Dilution
. In the event of any dividend, share split, combination or exchange of shares, amalgamation, arrangement or consolidation, spin-off,
recapitalization or other distribution (other than normal cash dividends) of company assets to our shareholders, or any other change affecting the share capital, the plan administrator shall make such proportionate adjustments, if any, as necessary to reflect such change with respect to (i) the aggregate number and type of shares that may be issued under the 2015 Plan; (ii) the terms and conditions of any outstanding awards (including, without limitation, any applicable performance targets or criteria with respect thereto); and (iii) the grant or exercise price per share for any outstanding awards under the 2015 Plan.
Amendment, Suspension or Termination of the 2015 Plan
.
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
The following table summarizes, as of March 31, 2021, the number of ordinary shares underlying outstanding options that we granted to our directors and executive officers:

	Ordinary Shares Underlying Options Granted	Exercise Price (US$/Share)	Date of Grant	Date of Expiration
William Lei Ding	—	—	—	—
Feng Zhou	—	—	—	—
Harry Heung Yeung Shum	*	US$4.0 to US$4.5	February 25, 2020 and January 25, 2021	February 25, 2026 and January 25, 2027
Jimmy Lai	*	US$4.0 to US$4.5	February 25, 2020 and January 25, 2021	February 25, 2026 and January 25, 2027
Yinghui Wu	*	US$4.5	January 25, 2021	January 25, 2027
Lei Jin	*	US$4.5	January 25, 2021	January 25, 2027
Renlei Liu	*	US$1.5 to US$4.5	February 11, 2015, January 17, 2017 and January 25, 2021	February 11, 2021, January 17, 2023 and January 25, 2027
Peng Su	*	US$3.5 to US$4.5	May 30, 2019 and January 25, 2021	May 30, 2025 and January 25, 2027
Yongwei Li	*	US$3.5 to US$4.5	May 30, 2019, January 14, 2020 and January 25, 2021	May 30, 2025, January 14, 2026 and January 25, 2027
All directors and executive officers as a group	*	US$1.5 to US$4.5	February 11, 2015, January 17, 2017, May 30, 2019, January 14, 2020, February 25, 2020 and January 25, 2021	February 11, 2021, January 17, 2023, May 30, 2025, January 14, 2026, February 25, 2026 and January 25, 2027

*	Less than 1% of our total outstanding shares.

As of March 31, 2021, our employees as a group hold options to purchase 5,853,763 ordinary shares, with exercise prices ranging from US$1.5 per share to US$4.5 per share, with a weighted average of exercise prices of US$3.1 per share.
For discussions of our accounting policies and estimates for awards granted pursuant to the 2015 Plan, see “Item 5. Operating and Financial Review and Prospects—Critical Accounting Policies, Judgments and Estimates—Share-based compensation and fair value of ordinary shares.”
6.C. Board Practices
Board of Directors
Our board of directors consists of four directors. A director is not required to hold any shares in our company to qualify to serve as a director. For so long as Dr. Zhou beneficially owns not less than 50% of the ordinary shares that he beneficially owned immediately upon the completion of our initial public offering, his shareholding entity shall be entitled to nominate at least one non-independent
director but no more than one third of all
non-independent
directors then in office, whose appointment and removal shall be subject to the approval by the board of directors or the shareholders by an ordinary resolution. Subject to the MAA, our company may by ordinary resolution appoint any person to be a director and the board may, by affirmative vote of a simple majority of the remaining directors present and voting at a board meeting, appoint any person as a director to fill a casual vacancy or as an addition to the existing board. Subject to any separate requirement for audit committee approval under applicable law or the NYSE rules, a director may vote with respect to any contract, proposed contract or arrangement notwithstanding that he may be interested therein, and if he does so his vote shall be counted and he may be counted in the quorum at any meeting of our directors at which any such contract or proposed contract or arrangement is considered, provided that such director declares the nature of his interest at the meeting of the board at which the question of entering into the contract or arrangement is first considered, if he knows his interest then exists, or in any other case at the first meeting of the board after he knows that he is or has become so interested. The directors may exercise all the powers of the company to borrow money, to mortgage or charge its undertaking, property and uncalled capital, and to issue debentures or other securities whenever money is borrowed or as security for any debt, liability or obligation of the company or of any third party. None of our non-executive
directors has a service contract with us that provides for benefits upon termination of service.
Committees of the Board of Directors
We have established an audit committee, a compensation committee and a nominating and corporate governance committee under our board of directors, and have adopted a charter for each of the three committees. Each committee’s members and functions are described below.
Audit Committee
.
Our audit committee consists of Mr. Harry Shum and Mr. Jimmy Lai, and is chaired by Mr. Jimmy Lai. We have determined that both Mr. Harry Shum and Mr. Jimmy Lai satisfy the requirements of Section 303A of the Corporate Governance Rules of the NYSE and meet the independence standards under Rule
10A-3
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
Compensation Committee
.
Our compensation committee consists of Mr. Harry Shum and Mr. Jimmy Lai and is chaired by Mr. Harry Shum. We have determined that both directors satisfy the “independence” requirements of Section 303A of the Corporate Governance Rules of the NYSE. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which their compensation is deliberated upon. The compensation committee is responsible for, among other things:

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
Nominating and Corporate Governance Committee
.
Our nominating and corporate governance committee consists of Mr. Harry Shum and Mr. Jimmy Lai, and is chaired by Mr. Harry Shum. We have determined that both directors satisfy the “independence” requirements of Section 303A of the Corporate Governance Rules of the NYSE. The nominating and corporate governance committee assists the board in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee is responsible for, among other things:

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
Terms of Directors and Officers
Our officers are elected by and serve at the discretion of the board. Each director is not subject to a term of office and holds office until such time as his successor takes office or until the earlier of his death, resignation or removal from office by ordinary resolution or the affirmative vote of a simple majority of the other directors present and voting at a board meeting. A director will be removed from office automatically if, among other things, the director (i) becomes bankrupt or makes any arrangement or composition with his creditors; (ii) dies or is found by our company to be of unsound mind; (iii) resigns by notice in writing to our company; (iv) is prohibited by law or NYSE rules from being a director; or (v) is removed from office pursuant to any other provisions of our MAA.
Interested Transactions
A director may, subject to any separate requirement for audit committee approval under applicable law or applicable NYSE rules as well as laws of the Cayman Islands, vote in respect of any contract or transaction in which he or she is interested, provided that the nature of the interest of any directors in such contract or transaction is disclosed by him or her at or prior to its consideration and any vote in that matter.

6.D. Employees
We had 4,949 full-time employees as of December 31, 2020, most of which were located in our offices in Hangzhou, Nanjing, Xi’an and Beijing, China. The following table sets forth the breakdowns of our full-time employees by functions as of December 31, 2020:

Function	Number of Full-time Employees	Percentage
Teaching staff (1) and product and service operations	3,086	62%
R&D and related	966	20%
Sales and marketing	680	14%
General and administrative	217	4%
Total	4,949	100.0%

Note:

(1)	Our teaching staff consists of (i) instructors; and (ii) teaching assistants focused on providing students with academic and administrative support.
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
6.E. Share Ownership
The following table sets forth information concerning the beneficial ownership of our ordinary shares as of March 31, 2021 by:

•	each of our directors and executive officers; and

•	each person known to us to beneficially own more than 5% of our ordinary shares.

•
We have adopted a dual class voting structure. The calculations in the table below are based on 125,969,446 ordinary shares and outstanding as of March 31, 2021, consisting of 36,837,086 class A ordinary shares and 89,132,360 Class B ordinary shares.

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

	Ordinary Shares Beneficially Owned as of March 31, 2021
	Class A		Class B
	Ordinary Shares		Ordinary Shares		Total ordinary shares		Voting Power
	Number	%	Number	%	Number	%	%***
Directors and Executive Officers: †
William Lei Ding (1)	1,260,603	3.4	28,247,253	31.7	29,507,856	23.4	28.3
Feng Zhou (2)	—	—	20,341,200	22.8	20,341,200	16.1	20.1
Harry Heung Yeung Shum	*	*	—	—	*	*	*
Jimmy Lai	*	*	—	—	*	*	*
Yinghui Wu (3)	—	—	1,840,000	2.1	1,840,000	1.5	1.8
Lei Jin	—	—	920,000	1.0	*	*	*
Renlei Liu	*	*	*	*	*	*	*
Peng Su	*	*	—	—	*	*	*
Yongwei Li	*	*	—	—	*	*	*
All directors and executive officers as a group	1,755,789	4.7	51,532,453	57.8	53,288,242	42.1	51.3
Principal Shareholders:
NetEase, Inc. (4)	*	*	65,387,160	73.4	65,585,316	52.1	64.5
Peng Ke Holdings Inc. (2)	—	—	20,341,200	22.8	20,341,200	16.1	20.1
Orbis (5)	11,950,081	32.4	—	—	11,950,081	9.5	3.9
Notes:

*	Less than 1% of our total issued and outstanding shares on an as-converted basis.
**
For each person and group included in this table, percentage ownership is calculated by dividing the number of shares beneficially owned by such person or group by the sum of (i) 125,969,446, being the number of ordinary shares on an as-converted
basis issued and outstanding as of March 31, 2021; and (ii) the number of ordinary shares underlying share options held by such person or group that are exercisable within 60 days after March 31, 2021.

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

(1)
Represents (i) 1,175,000 ADSs, representing 1,175,000 Class A ordinary shares, held of record by Dragon Creation Technology Limited, a company incorporated under the laws of the British Virgin Islands, (ii) 85,603 ADSs, representing 85,603 Class A ordinary shares, held of record by NetEase (of which Mr. Ding is the chief executive officer, a director and a major shareholder), and (iii) 28,247,253 Class B ordinary shares held of record by NetEase. Dragon Creation Technology Limited is wholly owned by Sino Intelligence Holding Limited, which is in turn wholly owned by Sino Intelligence Trust, or the Trust, for which TMF (Cayman) Ltd. acts as the trustee. Mr. Ding is the sole director of Dragon Creation Technology Limited and the settlor of the Trust, retaining the investment and dispositive powers with respect to the assets of the Trust. The beneficiaries of the Trust are William Lei Ding and his family. In addition, Mr. Ding, through Shining Globe International Limited, beneficially owns approximately 43.2% equity interest in NetEase as of March 31, 2021, and Shining Globe International Limited is the record owner of 1,450,300,000 ordinary shares of NetEase as of March 31, 2021. Shining Globe International Limited is wholly owned by Shining Globe Holding Limited, which is in turn wholly owned by Shining Globe Trust. Mr. Ding, being the sole director of Shining Globe International Limited and the settlor of the Shining Globe Trust, retains the investment and dispositive powers with respect to the assets of the Shining Globe Trust. The business address of William Lei Ding is NetEase Building, No. 599 Wangshang Road, Binjiang District, Hangzhou 310052, People’s Republic of China.

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

(4)
The business address of NetEase, Inc., a Cayman Islands company, is NetEase Building, No. 599 Wangshang Road, Binjiang District, Hangzhou 310052, People’s Republic of China. NetEase is a reporting company under the Exchange Act and is listed on the NASDAQ Global Select Market and the Main Board of the Hong Kong Stock Exchange.

(5)
Represents 11,950,081 ADSs, representing 11,950,081 Class A ordinary shares beneficially owned by Orbis Investment Management Limited, as reported in Schedule 13G filed by Orbis Investment Management Limited on March 10, 2021. The business address of Orbis Investment Management Limited is Orbis House, 25 Front Street, Hamilton, HM 11, Bermuda.

To our knowledge, as of March 31, 2021, 33,969,446 of our Class A outstanding ordinary shares were held by one record holder in the United States, which is the depositary of our ADS program, representing 27.0% of our total issued and outstanding ordinary shares as of such date. We are not aware of any arrangement that may, at a subsequent date, result in change of control of our company.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
7.A. Major Shareholders
Please refer to “Item 6. Directors, Senior Management and Employees—6.E. Share Ownership.”
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
Business Cooperation Agreements
In connection with our initial public offering, we have entered into a series of business cooperation agreements with NetEase, which became effective after the completion of our initial public offering in October 2019.

Other Related Party Transactions with NetEase
The table below sets forth our significant related party transactions with entities that control us or are under common control with us for the periods indicated:

	For the Year Ended December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$
Services and products provided to NetEase Group
Learning services provided to NetEase Group (1)	10,485	2,913	5,826	893
Learning products provided to NetEase Group (2)	—	11,418	7,607	1,166
Online marketing services provided to NetEase Group (3)	16,763	23,249	15,860	2,431

Services and products purchased from NetEase Group
Services purchased from NetEase Group (4)	67,094	71,631	172,437	26,427
Fixed assets and inventories purchased from NetEase Group (5)	6,647	18,222	2,198	337

Loan related transactions
Interest expenses on short-term loans from NetEase Group (6)	31,851	30,232	31,215	4,784

Equity related transactions
Deemed contribution related to acquisition of businesses under common control (7)	44,024	69,603	—	—
Deemed contribution from NetEase Group related to issuance of preferred shares (8)	4,722	—	—	—
Share-based compensation under NetEase Plan (9)	6,176	4,356	2,682	411
Deemed distribution to NetEase (10)	—	—	2,060	316

Other transactions
Disposal of Youdao Cloudnote business to NetEase Group (11)	—	—	670	103

Notes:

(1)	Mainly refer to the translation services provided to the entities within NetEase Group.
(2)	Mainly refer to the arrangements where entities within NetEase Group act as the distributors to sell our smart devices.
(3)	Mainly refer to the advertising services we provide to the other members of NetEase Group to promote their services and products.
(4)	Mainly consist of the human resource functions performed by employees of other members of NetEase Group, office leasing and purchase of sever custody service.
(5)	Mainly consist of certain fixed assets and hardware purchased by us from NetEase Group.
(6)	Represent the interest paid on the short-term loans we borrowed from NetEase Group.
(7)
Represent the costs and expenses incurred by the businesses acquired by us from NetEase Group which were paid by NetEase on behalf of such acquired business. See “—Acquisition of Online Learning Businesses from NetEase.”

(8)
Represent the deemed contribution from NetEase by guaranteeing our obligations to repurchase certain preferred shares held by our investors at the agreed prices if we have no sufficient funds to redeem such preferred shares.

(9)
Represent the share-based compensation under NetEase’s RSU Plan allocated to us based on grants under such plan to our employees. For more information about NetEase’s RSU Plan, see “Item 5. Operating and Financial Review and Prospects—Critical Accounting Policies, Judgments and Estimates—Share-based compensation and fair value of ordinary shares—NetEase’s RSU Plan.”

(10)	Represent the deemed distribution to NetEase Group by purchasing restricted share units for Youdao’s employees under NetEase’s RSU Plan.
(11)	Disposal of Youdao Cloudnote business related to disposal of Youdao Cloudnote business to an investee established by the Company and NetEase in December 2020.

The table below sets forth the balances with our related parties as of the dates indicated:

	As of December 31,
	2019	2020
	RMB	RMB	US$
	(in thousands)
Amounts due from NetEase Group	14,930	4,081	625
Amounts due to NetEase Group	48,126	67,230	10,303
Short-term loans from NetEase Group	878,000	878,000	134,559
The amounts due from NetEase Group as of December 31, 2019 and 2020 primarily consisted of amounts unsettled in connection with the services provided to NetEase Group, as indicated in the table for the significant related party transactions above. The amounts due to NetEase Group as of December 31, 2019 and 2020 primarily consisted of amounts unsettled in connection with the services and products purchased from NetEase Group, as indicated in the table for the significant related party transactions above.
The short-term loans from NetEase Group as of December 31, 2019 and 2020 consisted of RMB-denominated entrustment loans from NetEase Group, all of which were repayable within one year with interest rates ranging from 3.5% to 3.9% per annum. However, NetEase has agreed not to require us to repay these loans in the twelve months from the date of this annual report. In addition, NetEase has agreed to us that as long as we are controlled by NetEase, these loans will be automatically extended for a period of eleven months each time upon our prior written request.
Contractual Arrangements
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
We are a holding company incorporated in the Cayman Islands. We rely principally on dividends from our PRC subsidiaries for our cash requirements, including any payment of dividends to our shareholders. PRC regulations may restrict the ability of our PRC subsidiaries to pay dividends to us. See “Item 4. Information on the Company—4.B. Business Overview—Regulation—Regulation Related to Foreign Exchange” and “Item 3. Key Information—3.D. Risk Factors—Risk Related to Doing Business in China— Governmental control of currency conversion may limit our ability to utilize our revenues effectively and affect the value of your investment.”

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
10.A. Share Capital
Not applicable.
10.B. Memorandum and Articles of Association
We are a Cayman Islands exempted company and our affairs are governed by our memorandum and articles of association, as amended and restated from time to time, and Companies Act of the Cayman Islands, and the common law of the Cayman Islands.

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
The following are summaries of material provisions of our MAA and the Companies Act as they relate to the material terms of our ordinary shares.
Registered Office and Objects
Our registered office in the Cayman Islands is at the offices of Maples Corporate Services Limited at PO Box 309, Ugland House, Grand Cayman,
KY1-1104,
Cayman Islands.
According to Clause 3 of our MAA, the objects for which we are established are unrestricted and we have full power and authority to carry out any object not prohibited by the Companies Act or as the same may be revised from time to time, or any other law of the Cayman Islands.
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
Dividends
. The holders of our ordinary shares are entitled to such dividends as may be declared by our board of directors subject to our MAA and the Companies Act. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our directors. Our MAA provide that dividends may be declared and paid out of our profits, realized or unrealized, or out of share premium account or as otherwise permitted under the Companies Act. No dividend may be declared and paid unless our directors determine that, immediately after the payment, we will be able to pay our debts as they become due in the ordinary course of business and we have funds lawfully available for such purpose.
Classes of Ordinary Shares
. Our ordinary shares are divided into Class A ordinary shares and Class B ordinary shares. Except for conversion rights and voting rights, the Class A ordinary shares and Class B ordinary shares shall carry equal rights and rank pari passu
with one another, including but not limited to the rights to dividends and other capital distributions.
Conversion
. A Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof, while Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Upon any sale, transfer, assignment or disposition of any Class B ordinary shares by a holder thereof to any “person who is not an affiliate” of such holder, or upon a change of beneficial ownership of any Class B ordinary shares as a result of which any person who is not an affiliate of the holders of such Class B ordinary shares becomes a beneficial owner of such Class B ordinary shares, each of such Class B ordinary shares will be automatically and immediately converted into one Class A ordinary share. For the purpose of the foregoing sentence, an “affiliate” of a given shareholder means any person which, directly or indirectly, controls, is controlled by or is under the common control of such given shareholder. Specifically, affiliates of a given shareholder also include (a) such person’s spouse, parents, children, siblings and other individuals living in the same household; (b) estates, trusts, partnerships and other Persons which directly or indirectly through one or more intermediaries are controlled by the foregoing. For the purposes of this definition, “control” means, in relation to any person, having the power to direct the management or policies of such person, including but not limited to through the ownership of more than 50% of the voting power of such person, through the power to appoint a majority of the members of the board of directors or similar governing body of such person, or through contractual arrangements or otherwise. In addition, In the event that a beneficial owner of Class B ordinary shares is a director, an executive officer of the company, an employee of the company or a subsidiary or consolidated affiliated entity of the company, where such person ceases to be a director, an executive officer of the company or an employee of the company or a subsidiary or consolidated affiliated entity of the company, all such Class B ordinary shares as beneficially owned by such person shall be automatically and immediately converted into an equal number of Class A ordinary shares. For the avoidance of doubt, any sale, transfer, assignment or disposition of any Class B ordinary shares by a holder thereof to any person which is also a beneficial owner of Class B ordinary shares shall not trigger the automatic conversion of such Class B ordinary shares into Class A ordinary shares.

Voting Rights
. In respect of all matters subject to a shareholders’ vote, holders of Class A ordinary shares and Class B ordinary shares shall, at all times, vote together as one class on all matters submitted to a vote by the members at any such general meeting. Each Class A ordinary share shall be entitled to one vote on all matters subject to the vote at general meetings of our company, and each Class B ordinary share shall be entitled to three votes on all matters subject to the vote at general meetings (include extraordinary general meetings) of our company. All shareholder resolutions shall be determined by poll and not on a show of hands.
A quorum required for a meeting of shareholders consists of one or more holders of shares which carry a majority of all the issued and outstanding shares entitled to vote at general meetings present in person or by proxy or, if a corporation or other non-natural
person, by its duly authorized representative. As a Cayman Islands exempted company, we are not obliged by the Companies Act to call shareholders’ annual general meetings. Our MAA provide that we may (but are not obliged to) in each year hold a general meeting as our annual general meeting in which case we will specify the meeting as such in the notices calling it, and the annual general meeting will be held at such time and place as may be determined by our directors. We, however, will hold an annual shareholders’ meeting during each fiscal year, as required by the Listing Rules at the NYSE. Each general meeting, other than an annual general meeting, shall be an extraordinary general meeting. Shareholders’ annual general meetings and any other general meetings of our shareholders may be called by a majority of our board of directors or our chairman or upon a requisition of shareholders holding at the date of deposit of the requisition not less than one-third
of the votes attaching to the issued and outstanding shares entitled to vote at general meetings, in which case the directors are obliged to call such meeting and to put the resolutions so requisitioned to a vote at such meeting; however, our MAA do not provide our shareholders with any right to put any proposals before annual general meetings or extraordinary general meetings not called by such shareholders. Advance notice of at least fifteen (15) calendar days is required for the convening of our annual general meeting and other general meetings unless such notice is waived in accordance with our articles of association.
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
In addition, (i) Dr. Zhou beneficially owns not less than 50% of the ordinary shares he beneficially owned immediately upon the completion of our initial public offering; and (ii) Dr. Zhou serves as a director or officer of our company, none of the following actions shall be taken without the affirmative vote of the shareholding entity of Dr. Zhou, where he shall have the number of votes equal to the votes of all members who vote for the special resolution, plus one if such matter has not received the approval of the shareholding entity of Dr. Zhou: (i) alter, amend or add to these Articles, to the extent that such alteration, amendment or addition materially adversely varies or abrogates the rights of the shareholding entity of Dr. Zhou; and (ii) liquidation or dissolution of our company.
Transfer of Ordinary Shares
. Subject to the restrictions in our MAA as set out below, any of our shareholders may transfer all or any of his or her ordinary shares by an instrument of transfer in the usual or common form or in a form prescribed by the NYSE or any other form approved by our board of directors.
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
Liquidation
. On a return of capital on winding up or otherwise (other than on conversion, redemption or purchase of ordinary shares), if the assets available for distribution amongst our shareholders shall be more than sufficient to repay the whole of the share capital at the commencement of the winding up, the surplus shall be distributed amongst our shareholders in proportion to the par value of the shares held by them at the commencement of the winding up, subject to a deduction from those shares in respect of which there are monies due, of all monies payable to our company for unpaid calls or otherwise. If our assets available for distribution are insufficient to repay all of the whole of the share capital, the assets will be distributed so that the losses are borne by our shareholders in proportion to the par value of the shares held by them. Any distribution of assets or capital to a holder of ordinary share will be the same in any liquidation event.
Calls on Ordinary Shares and Forfeiture of Ordinary Shares
. Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their ordinary shares (whether on account of the nominal value of the ordinary shares or by way of premium or otherwise) in a notice served to such shareholders at least 14 calendar days prior to the specified time of payment. The ordinary shares that have been called upon and remain unpaid are subject to forfeiture.
Redemption, Repurchase and Surrender of Ordinary Shares
. We may issue shares on terms that such shares are subject to redemption, on such terms and in such manner as may be determined, before the issue of such shares, by our board of directors. Our company may also repurchase any of our shares provided that the manner and terms of such purchase have been approved by our board of directors or are otherwise authorized by the MAA. Under the Companies Act, the redemption or repurchase of any share may be paid out of our company’s profits, share premium account, capital redemption reserve, or out of capital if the company can, immediately following such payment, pay its debts as they fall due in the ordinary course of business. In addition, under the Companies Act, no such share may be redeemed or repurchased (a) unless it is fully paid up, (b) if such redemption or repurchase would result in there being no shares outstanding, or (c) if the company has commenced liquidation. In addition, our company may accept the surrender of any fully paid share for no consideration.
Variations of Rights of Shares
. If at any time our share capital is divided into different classes or series of shares, the rights attached to any class or series of shares (unless otherwise provided by the terms of issue of the shares of that class or series), whether or not our company is being wound-up,
may be varied with the consent in writing of the holders representing at least two-thirds
of the issued shares of that class or series or with the sanction of a special resolution at a separate meeting of the holders of the shares of the class or series. The rights conferred upon the holders of the shares of any class issued shall not, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to be materially adversely varied by the creation or issue of further shares ranking pari passu with such existing class of shares.
Inspection of Books and Records
. Holders of our ordinary shares have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records. However, we will provide our shareholders with annual audited financial statements.

Issuance of Additional Shares
. Our MAA authorizes our board of directors to issue additional ordinary shares from time to time as our board of directors shall determine, to the extent of available authorized but unissued shares.
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
Anti-Takeover Provisions
. Some provisions of our MAA may discourage, delay or prevent a change of control of our company or management that shareholders may consider favorable, including provisions that authorize our board of directors to issue preferred shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preferred shares without any further vote or action by our shareholders.
Exempted Company
. We are an exempted company with limited liability under the Companies Act. The Companies Act distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except that an exempted company:

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
In addition, the STA Circular 82 issued by the STA in April 2009 specifies that certain offshore incorporated enterprises controlled by PRC enterprises or PRC enterprise groups will be classified as PRC resident enterprises if the following are located or resident in the PRC: (a) senior management personnel and departments that are responsible for daily production, operation and management; (b) financial and personnel decision making bodies; (c) key properties, accounting books, company seal, minutes of board meetings and shareholders’ meetings; and (d) half or more of the senior management or directors having voting rights. Further to STA Circular 82, the STA issued the STA Bulletin 45, which took effect in September 2011, to provide more guidance on the implementation of STA Circular 82. STA Bulletin 45 provides for procedures and administration details of determination on resident status and administration on post-determination matters. Our company is a company incorporated outside the PRC. As a holding company, its key assets are its ownership interests in its subsidiaries, and its key assets are located, and its records (including the resolutions of its board of directors and the resolutions of its shareholders) are maintained, outside the PRC. As such, we do not believe that our company meets all of the conditions above or is a PRC resident enterprise for PRC tax purposes. For the same reasons, we believe our other entities outside of China are not PRC resident enterprises either. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.” There can be no assurance that the PRC government will ultimately take a view that is consistent with us. If the PRC tax authorities determine that our Cayman Islands holding company is a PRC resident enterprise for PRC enterprise income tax purposes, a number of unfavorable PRC tax consequences could follow. For example, a 10% withholding tax would be imposed on dividends we pay to our non-PRC
enterprise shareholders (including the ADS holders). In addition, non-resident
enterprise shareholders (including the ADS holders) may be subject to PRC tax at a rate of 10% on gains realized on the sale or other disposition of ADSs or Class A ordinary shares, if such gains are treated as derived from a PRC source. Furthermore, if we are deemed a PRC resident enterprise, dividends paid to our non-PRC
individual shareholders (including the ADS holders) and any gain realized on the transfer of ADSs or Class A ordinary shares by such shareholders may be subject to PRC individual income tax at a rate of 20% (which, in the case of dividends, may be withheld at source by us). These rates may be reduced by an applicable tax treaty, but it is unclear whether non-PRC
shareholders of our company would, in practice, be able to obtain the benefits of any tax treaties between their country of tax residence and the PRC in the event that we are treated as a PRC resident enterprise. See “Item 3. Key Information—3.D. Risk Factors—Risks Related to Doing Business in China—If we are classified as a PRC resident enterprise for PRC enterprise income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC
shareholders and ADS holders.”

Material U.S. Federal Income Tax Considerations
The following are material U.S. federal income tax consequences to the U.S. Holders described below of owning and disposing of the ADSs or Class A ordinary shares, but this discussion does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a particular person’s decision to hold the ADSs or Class A ordinary shares.
This discussion applies only to a U.S. Holder that holds the ADSs or the underlying Class A ordinary shares as capital assets for U.S. federal income tax purposes. In addition, it does not describe all of the tax consequences that may be relevant in light of a U.S. Holder’s particular circumstances, including the alternative minimum tax, the Medicare contribution tax on net investment income and tax consequences applicable to U.S. Holders subject to special rules, such as:

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

As used herein, a “U.S. Holder” is a person that is, for U.S. federal income tax purposes, a beneficial owner of ADSs or Class A ordinary shares and:

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
U.S. investors are taxable at the favorable rates applicable to long-term capital gains. A
non-U.S.
corporation is treated as a qualified foreign corporation with respect to dividends paid on stock that is readily tradable in a securities market in the United States, such as the NYSE, where the ADSs are listed. The favorable rate does not apply if the
non-U.S.
corporation is a PFIC for the taxable year in which the dividend is paid or the preceding taxable year.
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
Passive Foreign Investment Company Rules
In general, a
non-U.S.
corporation is a PFIC for U.S. federal income tax purposes for any taxable year in which (i) 50% or more of the average value of its assets (generally determined on a quarterly basis) consists of assets that produce, or are held for the production of, passive income, or (ii) 75% or more of its gross income consists of passive income. For purposes of the above calculations, a
non-U.S.
corporation that owns (or is treated as owning for U.S. federal income tax purposes), directly or indirectly, at least 25% by value of the shares of another corporation is treated as if it held its proportionate share of the assets of the other corporation and received directly its proportionate share of the income of the other corporation. Passive income generally includes dividends, interest, rents, royalties and certain gains. Cash is a passive asset for these purposes. Goodwill is generally characterized as an active asset to the extent it is associated with business activities that produce active income.
Based on the composition of our income and assets and the value of our assets, including goodwill, which is based on the price of the ADSs, we believe that we were not a PFIC for our 2020 taxable year. However, we hold a substantial amount of cash and our PFIC status will depend on the composition of our income and assets and the value of our assets from time to time (which may be determined, in large part, by reference to the market price of the ADSs, which could be volatile). If our ADS price declines significantly while we continue to hold a substantial amount of cash for any taxable year, our risk of being or becoming a PFIC will increase. Moreover, it is not entirely clear how the contractual arrangements between us and our VIEs will be treated for purposes of the PFIC rules, and we may be or become a PFIC if our VIEs are not treated as owned by us for these purposes. In addition, the extent to which our goodwill should be characterized as an active asset is not entirely clear. Furthermore, our PFIC status for any taxable year is an annual determination that could be made only after the end of that year. Accordingly, there can be no assurance that we will not be a PFIC for any taxable year.
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
In general, if we were a PFIC for any taxable year during which a U.S. Holder held ADSs or Class A ordinary shares, gain recognized by such U.S. Holder on a sale or other disposition (including certain pledges) of its ADSs or Class A ordinary shares would be allocated ratably over its holding period. The amounts allocated to the taxable year of the sale or disposition and to any year before we became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, for that taxable year, and an interest charge would be imposed on the resulting tax liability for each such year. Furthermore, to the extent that distributions received by a U.S. Holder in any year on its ADSs or Class A ordinary shares exceeded 125% of the average of the annual distributions on the ADSs or Class A ordinary shares received during the preceding three years or the U.S. Holder’s holding period, whichever is shorter, such distributions would be subject to taxation in the same manner. If we were a PFIC for any taxable year during which a U.S. Holder owned ADSs or Class A ordinary shares, we would generally continue to be treated as a PFIC with respect to the U.S. Holder for all succeeding years during which the U.S. Holder owned such ADSs or Class A ordinary shares, even if we ceased to meet the threshold requirements for PFIC status, unless the U.S. Holder made a timely “deemed sale” election, in which case any gain on the deemed sale would be taxed under the PFIC rules described above.

Alternatively, if we were a PFIC and if the ADSs were “regularly traded” on a “qualified exchange,” a U.S. Holder could make a mark-to-market
election with respect to the ADSs that would result in tax treatment different from the general tax treatment for PFICs described in the preceding paragraph. The ADSs would be treated as regularly traded for any calendar year in which more than a de minimis
quantity of the ADSs were traded on a qualified exchange on at least 15 days during each calendar quarter. The NYSE, on which the ADSs are listed, is a qualified exchange for this purpose. If a U.S. Holder makes a mark-to-market
election, the U.S. Holder generally will recognize as ordinary income any excess of the fair market value of the ADSs at the end of each taxable year over their adjusted tax basis, and will recognize an ordinary loss in respect of any excess of the adjusted tax basis of the ADSs over their fair market value at the end of the taxable year (but only to the extent of the net amount of income previously included as a result of the mark-to-market
election). If a U.S. Holder makes the election, the U.S. Holder’s tax basis in the ADSs will be adjusted to reflect the income or loss amounts recognized. Any gain recognized on the sale or other disposition of ADSs in a year in which we are a PFIC will be treated as ordinary income and any loss will be treated as an ordinary loss (but only to the extent of the net amount of income previously included as a result of the mark-to-market
election, with any excess treated as capital loss). If a U.S. Holder makes the mark-to-market
election, distributions paid on ADSs will be treated as discussed under “—Taxation of Distributions” above. U.S. Holders should consult their tax advisers regarding the availability and advisability of making a mark-to-market
election in their particular circumstances. In particular, U.S. Holders should consider carefully the impact of a mark-to-market
election with respect to their ADSs given that we may have Lower-tier PFICs for which a mark-to-market
election will likely not be available.
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
Information Reporting and Backup Withholding
Payments of dividends and sales proceeds that are made within the United States or through certain U.S. related financial intermediaries may be subject to information reporting and backup withholding, unless (i) the U.S. Holder is a corporation or other “exempt recipient” and (ii) in the case of backup withholding, the U.S. Holder provides a correct taxpayer identification number and certifies that it is not subject to backup withholding. The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a credit against such U.S. Holder’s U.S. federal income tax liability and may entitle such U.S. Holder to a refund, provided that the required information is timely furnished to the Internal Revenue Service.
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
The value of the Renminbi against the U.S. dollar and other currencies is affected by changes in China’s political and economic conditions and by China’s foreign exchange policies, among other things. In July 2005, the PRC government changed its decades-old
policy of pegging the value of the Renminbi to the U.S. dollar, and the Renminbi appreciated more than 20% against the U.S. dollar over the following three years. Between July 2008 and June 2010, this appreciation subsided and the exchange rate between the Renminbi and the U.S. dollar remained within a narrow band. Since June 2010, the Renminbi has fluctuated against the U.S. dollar, at times significantly and unpredictably. While appreciating approximately by 7% against the U.S. dollar in 2017, the Renminbi in 2018 and 2019 depreciated approximately by 5% and 1% against the U.S. dollar, respectively. Since October 1, 2016, the RMB has joined the International Monetary Fund’s basket of currencies that make up the Special Drawing Right, along with the U.S. dollar, the Euro, the Japanese yen and the British pound. With the development of the foreign exchange market and progress towards interest rate liberalization and Renminbi internationalization, the PRC government may in the future announce further changes to the exchange rate system and there is no guarantee that the RMB will not appreciate or depreciate significantly in value against the U.S. dollar in the future. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar in the future.

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
Inflation risk
Since our inception, inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2018, 2019 and 2020 were increases of 1.9%, 4.5% and 0.2%, respectively. Although we have not in the past been materially affected by inflation since our inception, we can provide no assurance that we will not be affected in the future by higher rates of inflation in China.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

12.A.	Debt Securities
Not applicable.
12.B. Warrants and Rights
Not applicable.
12.C. Other Securities
Not applicable.
12.D. American Depositary Shares

Persons depositing or withdrawing shares or ADS holders must pay:	For:
• US$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)	• Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property

• Cancelation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates

• US$0.05 (or less) per ADS	• Any cash distribution to ADS holders

• A fee equivalent to the fee that would be payable if securities distributed to you had been shares and the shares had been deposited for issuance of ADSs	• Distribution of securities distributed to holders of deposited securities (including rights) that are distributed by the depositary to ADS holders

• US$0.05 (or less) per ADS per calendar year	• Depositary services

• Registration or transfer fees	• Transfer and registration of shares on our share register to or from the name of the depositary or its agent when you deposit or withdraw shares

• Expenses of the depositary	• Cable and facsimile transmissions (when expressly provided in the deposit agreement)

• Converting foreign currency to U.S. dollars

Persons depositing or withdrawing shares or ADS holders must pay:	For:

• Taxes and other governmental charges the depositary or the custodian has to pay on any ADSs or shares underlying ADSs, such as stock transfer taxes, stamp duty or withholding taxes	• As necessary

• Any charges incurred by the depositary or its agents for servicing the deposited securities	• As necessary
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
For the period from October 24, 2019, the date that the registration statement on Form
F-1
was declared effective by the SEC, to December 31, 2020, we used approximately US$211.5 million of the net proceeds received from our initial public offering and the concurrent private placements to Orbis for investment in technology and product development, expanding our branding and marketing efforts, further growing our user base and for other general corporate purpose.
We still intend to use the remainder of the net proceeds from our initial public offering and the concurrent private placements to Orbis as disclosed in our registration statements on Form
F-1.
The following “Use of Proceeds” information relates to the registration statement on Form
F-3,
as amended (File
No. 333-252936)
that became effective immediately upon filing on February 10, 2021, and the applicable prospectus supplements in relation to our offering of 7,000,000 ADSs, each representing one Class A ordinary share of our company, at a public offering price of US$34.00 per ADS for a total offering size of approximately US$238.0 million for our follow-on
offering, which closed in February, 2021. Citigroup Global Markets Inc., Credit Suisse Securities (USA) LLC, J.P. Morgan Securities LLC and China International Capital Corporation Hong Kong Securities Limited were the representatives of the underwriters.
The total expenses incurred for our company’s account in connection with our follow-on
offering was approximately US$6.4 million, which included US$4.8 million in underwriting discounts and commissions for the follow-on
offering and approximately US$1.6 million in other costs and expenses for our follow-on
offering. We received net proceeds of approximately US$231.6 million from our follow-on
offering.
None of the transaction expenses included payments to directors or officers of our company or their associates, persons owning more than 10% or more of our equity securities or our affiliates. None of the net proceeds from the follow-on
offering were paid, directly or indirectly, to any of our directors or officers or their associates, persons owning 10% or more of our equity securities or our affiliates.
For the period from February 10, 2021, the date that the registration statement on Form
F-3
and the applicable prospectus supplement was declared effective by the SEC, to the date of this annual report, we did not use any of the net proceeds from our follow-on
offering in February 2021. We still intend to use the net proceeds from our follow-on
offering as disclosed in the applicable prospectus supplements to the Registration Statement on Form
F-3.

ITEM 15.	CONTROLS AND PROCEDURES
Disclosure Controls and Procedures
Our management, with the participation of our Chief Executive Officer and Vice President of Finance, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule
13a-15(e)
under the Exchange Act) as of the end of the period covered by this report, as required by Rule
13a-15(b)
under the Exchange Act.
Based upon that evaluation, our management has concluded that, as of December 31, 2020, our disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our Chief Executive Officer and Vice President of Finance, to allow timely decisions regarding required disclosure.

Management’s Annual Report on Internal Control over Financial Reporting
Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules
13a-15(f)
and
15d-15(f)
under the Exchange Act. As required by Rule
13a-15(c)
of the Exchange Act, our management conducted an evaluation of our company’s internal control over financial reporting as of December 31, 2020 based on the framework in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management concluded that our internal control over financial reporting was effective as of December 31, 2020.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness of our internal control over financial reporting to future periods are subject to the risks that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
Attestation Report of the Registered Public Accounting Firm
PricewaterhouseCoopers Zhong Tian LLP has audited the effectiveness of our internal control over financial reporting as of December 31, 2020 as stated in its report, which appears on page
F-2
of this annual report on Form
20-F.
Changes in Internal Control over Financial Reporting
There were no changes in our internal controls over financial reporting that occurred during the period covered by this annual report on Form
20-F
that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16.A.	Audit Committee Financial Expert
Our board of directors has determined that Mr. Jimmy Lai, an independent director and the chairperson of our audit committee, Mr. Jimmy Lai qualifies as an “audit committee financial expert” within the meaning of the SEC rules and possesses financial sophistication within the meaning of Listing Rules of the NYSE. Mr. Jimmy Lai satisfies the “independence” requirements of Rule
10A-3
under the Securities Exchange Act of 1934, as amended, and Section 303A of the Corporate Governance Rules of the NYSE.

ITEM 16.B.	Code of Ethics
Our board of directors has adopted a code of business conduct and ethics that applies to all of our directors, officers, employees, including certain provisions that specifically apply to our principal executive officer, principal financial officer, principal accounting officer or controller and any other persons who perform similar functions for us. We have filed our code of business conduct and ethics, as amended, as Exhibit 11.1 to this annual report on Form
20-F
and posted a copy of our code of business conduct and ethics on our website at
https://ir.youdao.com
. We hereby undertake to provide to any person without charge, a copy of our code of business conduct and ethics within ten working days after we receive such person’s written request.

ITEM 16.C.	Principal Accountant Fees and Services
Auditor Fees
The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by PricewaterhouseCoopers Zhong Tian LLP, our independent registered public accounting firm, for the periods indicated.

	Year Ended December 31,
	2019	2020
	RMB	RMB
	(in thousands)
Services
Audit Fees (1)	14,920	8,000
Other Fees (2)	425	536

Total	15,345	8,536

(1)
Audit Fees
. Audit fees mean the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditors for the audit of our annual consolidated financial statements and assistance with and review of documents filed with the SEC.

(2)	Other Fees . Other fees mean fees incurred from professional services related to training and advisory.
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
As a Cayman Islands exempted company listed on the NYSE, we are subject to corporate governance listing standards of NYSE. However, NYSE rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the NYSE corporate governance listing standards. We currently intend to follow Cayman Islands corporate governance practices in lieu of the corporate governance requirements of the NYSE that listed companies must have a majority of independent directors and that the audit committee consist of at least three members. To the extent that we choose to follow home country practice in the future, our shareholders may be afforded less protection than they otherwise would enjoy under NYSE corporate governance listing standards applicable to U.S. domestic issuers. See “Item 3. Key Information—3.D. Risk Factors—Risks Related to Our Class A Ordinary Shares and Our ADSs—As an exempted company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the NYSE corporate governance listing standards. These practices may afford less protection to shareholders than they would enjoy if we complied fully with the NYSE corporate governance listing standards.”

ITEM 16.H.	Mine Safety Disclosure
Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS
We have elected to provide financial statements pursuant to Item 18.

ITEM 18.	FINANCIAL STATEMENTS
The consolidated financial statements of Youdao, Inc. are included at the end of this annual report.

ITEM 19.	EXHIBITS

Exhibit Number	Description of Document

1.1	Fourth Amended and Restated Memorandum and Articles of Association of the Registrant, as currently in effect (incorporated herein by reference to Exhibit 3.2 to the registration statement on Form F-1 (File No. 333-234009), as amended, initially filed with the SEC on September 30, 2019)

2.1	Form of American Depositary Receipt (included in Exhibit 2.3)

2.2	Registrant’s Specimen Certificate for Class A Ordinary Shares (incorporated herein by reference to Exhibit 4.2 to the registration statement on Form F-1 (File No. 333-234009), as amended, initially filed with the SEC on October 15, 2019)

2.3	Form of Deposit Agreement among the Registrant, the depositary and holders of the American Depositary Shares (incorporated herein by reference to Exhibit 4.3 to the registration statement on Form F-1 (File No. 333-234009), as amended, initially filed with the SEC on October 15, 2019)

2.4	Description of Registrant’s Securities, previously filed on Form 20-F, dated April 29, 2020 and incorporated herein by reference.

4.1	The First Amended and Restated 2015 Share Incentive Plan (incorporated herein by reference to Exhibit 10.1 to the registration statement on Form F-1 (File No. 333-234009), as amended, initially filed with the SEC on September 30, 2019)

4.2	Form of Indemnification Agreement with the Registrant’s directors (incorporated herein by reference to Exhibit 10.2 to the registration statement on Form F-1 (File No. 333-234009), as amended, initially filed with the SEC on September 30, 2019)

4.3	Form of Employment Agreement between the Registrant and an executive officer of the Registrant (incorporated herein by reference to Exhibit 10.3 to the registration statement on Form F-1 (File No. 333-234009), as amended, initially filed with the SEC on September 30, 2019)

4.4	Shareholders Agreement by and among the Registrant, NetEase, Inc. and certain other parties named therein amended and restated as of September 25, 2019 (incorporated herein by reference to Exhibit 10.4 to the registration statement on Form F-1 (File No. 333-234009), as amended, initially filed with the SEC on September 30, 2019)

4.5	Subscription Agreement for Series A Preferred Shares by and among the Registrant, TH EDU CAPITAL FUND I LP, NetEase, Inc., Net Depth Holdings, Inc. dated April 12, 2018 (incorporated herein by reference to Exhibit 10.5 to the registration statement on Form F-1 (File No. 333-234009), as amended, initially filed with the SEC on September 30, 2019)

4.6	Subscription Agreement for Series A Preferred Shares by and among the Registrant, GOOD SPIRIT LIMITED, NetEase, Inc., Net Depth Holdings, Inc. dated April 12, 2018 (incorporated herein by reference to Exhibit 10.6 to the registration statement on Form F-1 (File No. 333-234009), as amended, initially filed with the SEC on September 30, 2019)

4.7	Cooperation Agreement dated July 1, 2015 between NetEase Youdao Information Technology (Beijing) Co., Ltd. and Beijing NetEase Youdao Computer System Co., Ltd. (incorporated herein by reference to Exhibit 10.7 to the registration statement on Form F-1 (File No. 333-234009), as amended, initially filed with the SEC on September 30, 2019)

Exhibit Number	Description of Document

4.8	Shareholder Voting Right Trust Agreement dated September 26, 2016 between NetEase Youdao Information Technology (Beijing) Co., Ltd. and William Lei Ding (incorporated herein by reference to Exhibit 10.8 to the registration statement on Form F-1 (File No. 333-234009), as amended, initially filed with the SEC on September 30, 2019)

4.9	Loan Agreement dated September 26, 2016 between William Lei Ding and NetEase Youdao Information Technology (Beijing) Co., Ltd. (incorporated herein by reference to Exhibit 10.9 to the registration statement on Form F-1 (File No. 333-234009), as amended, initially filed with the SEC on September 30, 2019)

4.10	Equity Pledge Agreement dated September 26, 2016 between William Lei Ding and NetEase Youdao Information Technology (Beijing) Co., Ltd. (incorporated herein by reference to Exhibit 10.10 to the registration statement on Form F-1 (File No. 333-234009), as amended, initially filed with the SEC on September 30, 2019)

4.11	Exclusive Purchase Option Agreement dated September 26, 2016 among William Lei Ding, NetEase Youdao Information Technology (Beijing) Co., Ltd. and Beijing NetEase Youdao Computer System Co., Ltd. (incorporated herein by reference to Exhibit 10.11 to the registration statement on Form F-1 (File No. 333-234009), as amended, initially filed with the SEC on September 30, 2019)

4.12	Operating Agreement dated September 26, 2016 among NetEase Youdao Information Technology (Beijing) Co., Ltd., Beijing NetEase Youdao Computer System Co., Ltd. and William Lei Ding (incorporated herein by reference to Exhibit 10.12 to the registration statement on Form F-1 (File No. 333-234009), as amended, initially filed with the SEC on September 30, 2019)

4.13	Shareholder Voting Right Trust Agreement dated November 20, 2017 between NetEase Youdao Information Technology (Beijing) Co., Ltd. and Feng Zhou (incorporated herein by reference to Exhibit 10.13 to the registration statement on Form F-1 (File No. 333-234009), as amended, initially filed with the SEC on September 30, 2019)

4.14	Loan Agreement dated November 20, 2017 between Feng Zhou and NetEase Youdao Information Technology (Beijing) Co., Ltd. (incorporated herein by reference to Exhibit 10.14 to the registration statement on Form F-1 (File No. 333-234009), as amended, initially filed with the SEC on September 30, 2019)

4.15	Equity Pledge Agreement dated November 20, 2017 between Feng Zhou and NetEase Youdao Information Technology (Beijing) Co., Ltd. (incorporated herein by reference to Exhibit 10.15 to the registration statement on Form F-1 (File No. 333-234009), as amended, initially filed with the SEC on September 30, 2019)

4.16	Exclusive Purchase Option Agreement dated November 20, 2017 among NetEase Youdao Information Technology (Beijing) Co., Ltd., Feng Zhou and Beijing NetEase Youdao Computer System Co., Ltd. (incorporated herein by reference to Exhibit 10.16 to the registration statement on Form F-1 (File No. 333-234009), as amended, initially filed with the SEC on September 30, 2019)

4.17	Operating Agreement dated November 20, 2017 among NetEase Youdao Information Technology (Beijing) Co., Ltd., Beijing NetEase Youdao Computer System Co., Ltd. and Feng Zhou (incorporated herein by reference to Exhibit 10.17 to the registration statement on Form F-1 (File No. 333-234009), as amended, initially filed with the SEC on September 30, 2019)

4.18	Cooperation Agreement dated January 18, 2019, between NetEase Youdao Information Technology (Beijing) Co., Ltd. and Hangzhou NetEase Linjiedian Education Technology Co., Ltd. (incorporated herein by reference to Exhibit 10.18 to the registration statement on Form F-1 (File No. 333-234009), as amended, initially filed with the SEC on September 30, 2019)

Exhibit Number	Description of Document

4.19	Shareholder Voting Right Trust Agreement dated March 25, 2019 between NetEase Youdao Information Technology (Beijing) Co., Ltd. And William Lei Ding (incorporated herein by reference to Exhibit 10.19 to the registration statement on Form F-1 (File No. 333-234009), as amended, initially filed with the SEC on September 30, 2019)

4.20	Loan Agreement dated March 25, 2019 between William Lei Ding and NetEase Youdao Information Technology (Beijing) Co., Ltd. (incorporated herein by reference to Exhibit 10.20 to the registration statement on Form F-1 (File No. 333-234009), as amended, initially filed with the SEC on September 30, 2019)

4.21	Equity Pledge Agreement dated March 25, 2019 between William Lei Ding and NetEase Youdao Information Technology (Beijing) Co., Ltd. (incorporated herein by reference to Exhibit 10.21 to the registration statement on Form F-1 (File No. 333-234009), as amended, initially filed with the SEC on September 30, 2019)

4.22	Exclusive Purchase Option Agreement dated March 25, 2019 among William Lei Ding, NetEase Youdao Information Technology (Beijing) Co., Ltd. and Hangzhou NetEase Linjiedian Education Technology Co., Ltd. (incorporated herein by reference to Exhibit 10.22 to the registration statement on Form F-1 (File No. 333-234009), as amended, initially filed with the SEC on September 30, 2019)

4.23	Operating Agreement dated March 25, 2019 among NetEase Youdao Information Technology (Beijing) Co., Ltd., Hangzhou NetEase Linjiedian Education Technology Co., Ltd. and William Lei Ding (incorporated herein by reference to Exhibit 10.23 to the registration statement on Form F-1 (File No. 333-234009), as amended, initially filed with the SEC on September 30, 2019)

4.24	Shareholder Voting Right Trust Agreement dated March 25, 2019 between NetEase Youdao Information Technology (Beijing) Co., Ltd. and Feng Zhou (incorporated herein by reference to Exhibit 10.24 to the registration statement on Form F-1 (File No. 333-234009), as amended, initially filed with the SEC on September 30, 2019)

4.25	Loan Agreement dated March 25, 2019 between Feng Zhou and NetEase Youdao Information Technology (Beijing) Co., Ltd. (incorporated herein by reference to Exhibit 10.25 to the registration statement on Form F-1 (File No. 333-234009), as amended, initially filed with the SEC on September 30, 2019)

4.26	Equity Pledge Agreement dated March 25, 2019 between Feng Zhou and NetEase Youdao Information Technology (Beijing) Co., Ltd. (incorporated herein by reference to Exhibit 10.26 to the registration statement on Form F-1 (File No. 333-234009), as amended, initially filed with the SEC on September 30, 2019)

4.27	Exclusive Purchase Option Agreement dated March 25, 2019 among NetEase Youdao Information Technology (Beijing) Co., Ltd., Feng Zhou and Hangzhou NetEase Linjiedian Education Technology Co., Ltd. (incorporated herein by reference to Exhibit 10.27 to the registration statement on Form F-1 (File No. 333-234009), as amended, initially filed with the SEC on September 30, 2019)

4.28	Operating Agreement dated March 25, 2019 among NetEase Youdao Information Technology (Beijing) Co., Ltd., Hangzhou NetEase Linjiedian Education Technology Co., Ltd. and Feng Zhou (incorporated herein by reference to Exhibit 10.28 to the registration statement on Form F-1 (File No. 333-234009), as amended, initially filed with the SEC on September 30, 2019)

4.29	Asset Transfer Agreement (for the transfer of certain fix assets, trademarks and copyrights) dated April 30, 2019 by and between NetEase (Hangzhou) Network Co., Ltd. and NetEase Youdao Information Technology (Hangzhou) Co., Ltd. (incorporated herein by reference to Exhibit 10.29 to the registration statement on Form F-1 (File No. 333-234009), as amended, initially filed with the SEC on September 30, 2019)

Exhibit Number	Description of Document

4.30	Asset Transfer Agreement (for the transfer of certain patents and software copyright) dated April 30, 2019 by and between NetEase (Hangzhou) Network Co., Ltd. and NetEase Youdao Information Technology (Hangzhou) Co., Ltd. (incorporated herein by reference to Exhibit 10.30 to the registration statement on Form F-1 (File No. 333-234009), as amended, initially filed with the SEC on September 30, 2019)

4.31	Domain Name Transfer Agreement dated April 30, 2019 by and between Guangzhou NetEase Computer System Co., Ltd. and Beijing NetEase Youdao Computer System Co., Ltd. (incorporated herein by reference to Exhibit 10.31 to the registration statement on Form F-1 (File No. 333-234009), as amended, initially filed with the SEC on September 30, 2019)

4.32	Domain Name Transfer Agreement dated April 30, 2019 by and between NetEase (Hangzhou) Network Co., Ltd. and Beijing NetEase Youdao Computer System Co., Ltd. (incorporated herein by reference to Exhibit 10.32 to the registration statement on Form F-1 (File No. 333-234009), as amended, initially filed with the SEC on September 30, 2019)

4.33	Entrusted Loan Agreement dated December 19, 2014 among NetEase Youdao Information Technology (Beijing) Co., Ltd., NetEase (Hangzhou) Network Co., Ltd. and Huamao sub-branch of China Construction Bank (Beijing) Co., Ltd. (incorporated herein by reference to Exhibit 10.33 to the registration statement on Form F-1 (File No. 333-234009), as amended, initially filed with the SEC on September 30, 2019)

4.34	Master Transaction Agreement dated September 27, 2019 between NetEase, Inc. and the Registrant (incorporated herein by reference to Exhibit 10.34 to the registration statement on Form F-1 (File No. 333-234009), as amended, initially filed with the SEC on September 30, 2019)

4.35	Transitional Services Agreement dated September 27, 2019 between NetEase, Inc. and the Registrant (incorporated herein by reference to Exhibit 10.35 to the registration statement on Form F-1 (File No. 333-234009), as amended, initially filed with the SEC on September 30, 2019)

4.36	Non-Competition Agreement dated September 27, 2019 between NetEase, Inc. and the Registrant (incorporated herein by reference to Exhibit 10.36 to the registration statement on Form F-1 (File No. 333-234009), as amended, initially filed with the SEC on September 30, 2019)

4.37	Cooperation Framework Agreement dated September 27, 2019 between NetEase, Inc. and the Registrant (incorporated herein by reference to Exhibit 10.37 to the registration statement on Form F-1 (File No. 333-234009), as amended, initially filed with the SEC on September 30, 2019)

4.38	Intellectual Property License Agreement dated September 27, 2019 between NetEase, Inc. and the Registrant (incorporated herein by reference to Exhibit 10.38 to the registration statement on Form F-1 (File No. 333-234009), as amended, initially filed with the SEC on September 30, 2019)

4.39	Subscription Agreement for Class A Ordinary Shares in connection with the Concurrent Private Placement by and between the Registrant and Orbis Emerging Markets Equity Fund (Australia Registered) dated September 30, 2019 (incorporated herein by reference to Exhibit 10.39 to the registration statement on Form F-1 (File No. 333-234009), as amended, initially filed with the SEC on September 30, 2019)

4.40	Subscription Agreement for Class A Ordinary Shares in connection with the Concurrent Private Placement by and between the Registrant and Orbis Institutional Emerging Markets Equity L.P. dated September 30, 2019 (incorporated herein by reference to Exhibit 10.40 to the registration statement on Form F-1 (File No. 333-234009), as amended, initially filed with the SEC on September 30, 2019)

Exhibit Number	Description of Document

4.41	Subscription Agreement for Class A Ordinary Shares in connection with the Concurrent Private Placement by and between the Registrant and Orbis SICAV Emerging Markets Equity Fund dated September 30, 2019 (incorporated herein by reference to Exhibit 10.41 to the registration statement on Form F-1 (File No. 333-234009), as amended, initially filed with the SEC on September 30, 2019)

4.42	Subscription Agreement for Class A Ordinary Shares in connection with the Concurrent Private Placement by and between the Registrant and Orbis SICAV Global Equity Fund dated September 30, 2019 (incorporated herein by reference to Exhibit 10.42 to the registration statement on Form F-1 (File No. 333-234009), as amended, initially filed with the SEC on September 30, 2019)

4.43	Subscription Agreement for Class A Ordinary Shares in connection with the Concurrent Private Placement by and between the Registrant and Orbis Global Equity Fund (Australia Registered) dated September 30, 2019 (incorporated herein by reference to Exhibit 10.43 to the registration statement on Form F-1 (File No. 333-234009), as amended, initially filed with the SEC on September 30, 2019)

4.44	Subscription Agreement for Class A Ordinary Shares in connection with the Concurrent Private Placement by and between the Registrant and Orbis Global Equity LE Fund (Australia Registered) dated September 30, 2019 (incorporated herein by reference to Exhibit 10.44 to the registration statement on Form F-1 (File No. 333-234009), as amended, initially filed with the SEC on September 30, 2019)

4.45	Subscription Agreement for Class A Ordinary Shares in connection with the Concurrent Private Placement by and between the Registrant and Orbis Institutional Global Equity L.P. dated September 30, 2019 (incorporated herein by reference to Exhibit 10.45 to the registration statement on Form F-1 (File No. 333-234009), as amended, initially filed with the SEC on September 30, 2019)

4.46	Subscription Agreement for Class A Ordinary Shares in connection with the Concurrent Private Placement by and between the Registrant and Orbis Global Equity Fund Limited dated September 30, 2019 (incorporated herein by reference to Exhibit 10.46 to the registration statement on Form F-1 (File No. 333-234009), as amended, initially filed with the SEC on September 30, 2019)

4.47	Subscription Agreement for Class A Ordinary Shares in connection with the Concurrent Private Placement by and between the Registrant and Orbis Institutional Funds Limited dated September 30, 2019 (incorporated herein by reference to Exhibit 10.47 to the registration statement on Form F-1 (File No. 333-234009), as amended, initially filed with the SEC on September 30, 2019)

4.48	Subscription Agreement for Class A Ordinary Shares in connection with the Concurrent Private Placement by and between the Registrant and Orbis OEIC dated September 30, 2019 (incorporated herein by reference to Exhibit 10.48 to the registration statement on Form F-1 (File No. 333-234009), as amended, initially filed with the SEC on September 30, 2019)

8.1	Principal Subsidiaries and VIEs of the Registrant (incorporated herein by reference to Exhibit 21.1 to the registration statement on Form F-1 (File No. 333-234009), as amended, initially filed with the SEC on September 30, 2019)

11.1	Code of Business Conduct and Ethics of the Registrant (as amended)

12.1*	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification by Principal Accounting Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	Certification by Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

Exhibit Number	Description of Document

13.2**	Certification by Principal Accounting Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Tian Yuan Law Firm

15.2*	Consent of Maples and Calder (Hong Kong) LLP

15.3*	Consent of PricewaterhouseCoopers Zhong Tian LLP, Independent Registered Public Accounting Firm

101.INS*	XBRL Instance Document—this instance document does not appear on the Interactive Data File because its XBRL tags are not embedded within the Inline XBRL document

101.SCH*	XBRL Taxonomy Extension Schema Document

101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*	Filed herewith
**	Furnished herewith

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form
20-F
and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Youdao, Inc.

By:	/s/ Feng Zhou
	Name:	Feng Zhou
	Title:	Chief Executive Officer
Date: April 28, 2021

Report of Independent Registered Public Accounting Firm
To the Board of Directors and Shareholders of Youdao, Inc.
Opinions on the Financial Statements and Internal Control over Financial Reporting
We have audited the accompanying consolidated balance sheets of Youdao, Inc. and its subsidiaries (the “Company”) as of December 31, 2020 and 2019, and the related consolidated statements of operations and comprehensive loss, of changes in shareholders’ (deficit)/equity and of cash flows for each of the three years in the period ended December 31, 2020, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2020 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control—Integrated Framework (2013) issued by the COSO.
Basis for Opinions
The Company’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Annual Report on Internal Control over Financial Reporting appearing under Item 15 of this Annual Report on
Form 20-F.
Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company’s internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.
Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.
Definition and Limitations of Internal Control over Financial Reporting
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
Critical Audit Matters
The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.
Estimate of average learning period for different courses of the customers for recognition of online courses services revenue
As described in Note 2(o) to the consolidated financial statements, the Company recognized RMB2.0 billion of revenues from online courses services for the year ended December 31, 2020. Revenues of online live streaming courses and online pre-recorded video
courses are recognized ratably over the estimated average learning period of the customers. Management considered the average period that customers typically spend on the courses and other learning behavior patterns to arrive at the best estimate for the estimated learning period for each course. Significant management assumptions applied to average learning period for different courses for recognition of online courses services revenue include the estimated learning time customers spend on the courses and the expected number of times customers will take the courses.
The principal considerations for our determination that performing procedures relating to the estimate of average learning period for different courses for recognition of online courses services revenue is a critical audit matter are the significant assumptions made by management in developing this estimate, which in turn led to a high degree of auditor judgment, and effort in performing procedures to evaluate the reasonableness of the significant assumptions used by management, including the estimated learning time customers spend on the courses and the expected number of times customers will take the courses.
Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the key judgements, inputs and assumptions of the estimate of average learning period for different courses for recognition of online courses services revenue. These procedures also included, among others, testing management’s process for developing the estimate of average learning period for different courses; testing the completeness, accuracy and relevance of underlying data used in management’s development of the estimate; and evaluating significant assumptions used by management. Evaluating management’s assumptions involved (i) checking the mathematical formula used in calculating the expected learning time that customers spend on the courses, how many times the customers take the courses per month and the estimated average learning period for different courses for recognition of online courses services revenue; and (ii) assessing the reasonableness of the significant assumptions used by management when estimating average learning period for different courses for recognition of online courses services revenue.
/s/ PricewaterhouseCoopers Zhong Tian LLP
Beijing, the People’s Republic of China
April 28, 2021
We have served as the Company’s auditor since 2019.

YOUDAO, INC.
CONSOLIDATED BALANCE SHEETS
(Amounts in thousands, except for share and per share data)

	As of December 31,
	2019	2020	2020
	RMB	RMB	US$
			Note 2(e)
ASSETS
Current assets:
Cash and cash equivalents	173,328	609,199	93,364
Time deposits	1,325,737	263	40
Short-term investments	121,126	584,999	89,655
Accounts receivable, net	200,675	268,830	41,200
Inventories, net	73,225	148,662	22,783
Amounts due from NetEase Group	14,930	4,081	625
Prepayment and other current assets	120,891	235,532	36,098

Total current assets	2,029,912	1,851,566	283,765

Non-current assets:
Property and equipment, net	24,551	45,636	6,994
Operating lease right-of-use assets, net	23,873	105,865	16,225
Long-term investments	2,000	42,484	6,510
Other assets, net	6,128	24,697	3,785

Total non-current assets	56,552	218,682	33,514

Total assets	2,086,464	2,070,248	317,279

LIABILITIES AND SHAREHOLDERS’ EQUITY/(DEFICIT)
Current liabilities:
Accounts payables (including amounts of the consolidated VIEs without recourse to the primary beneficiary of RMB50,189 and RMB62,438 as of December 31, 2019 and 2020, respectively)	62,675	141,304	21,656
Payroll payable (including amounts of the consolidated VIEs without recourse to the primary beneficiary of RMB10,140 and RMB6,863 as of December 31, 2019 and 2020, respectively)	94,488	209,603	32,123
Amounts due to NetEase Group (including amounts of the consolidated VIEs without recourse to the primary beneficiary of RMB41,667 and RMB26,728 as of December 31, 2019 and 2020, respectively)	48,126	67,230	10,303
Contract liabilities (including amounts of the consolidated VIEs without recourse to the primary beneficiary of RMB434,114 and RMB1,388,567 as of December 31, 2019 and 2020, respectively)	456,805	1,440,489	220,765
Taxes payable (including amounts of the consolidated VIEs without recourse to the primary beneficiary of RMB15,290 and RMB394 as of December 31, 2019 and 2020, respectively)	25,977	54,895	8,413
Accrued liabilities and other payables (including amounts of the consolidated VIEs without recourse to the primary beneficiary of RMB22,519 and RMB35,244 as of December 31, 2019 and 2020, respectively)	192,643	602,044	92,267
Short-term loans from NetEase Group	878,000	878,000	134,559

Total current liabilities	1,758,714	3,393,565	520,086

Non-current liabilities:
Long-term lease liabilities	21,206	79,748	12,222
Other non-current liabilities	5,517	4,043	620

Total non-current liabilities	26,723	83,791	12,842

Total liabilities	1,785,437	3,477,356	532,928

YOUDAO, INC.
CONSOLIDATED BALANCE SHEETS (CONTINUED)
(Amounts in thousands, except for share and per share data)

	As of December 31,
	2019	2020	2020
	RMB	RMB	US$
			Note 2(e)
Commitments and contingencies (Note 18)
Shareholders’ equity/(deficit):
Class A ordinary shares (US$0.0001 par value; 200,000,000 shares authorized; 22,635,396 shares issued and outstanding as of December 31, 2019; 25,597,106 shares issued and outstanding as of December 31, 2020)	16	18	3
Class B ordinary shares (US$0.0001 par value; 100,000,000 shares authorized; 89,132,360 shares issued and outstanding as of December 31, 2019 and 2020, respectively)	56	56	9
Additional paid-in capital	2,232,841	2,309,963	354,017
Accumulated deficit	(1,920,081)	(3,674,034)	(563,070)
Accumulated other comprehensive loss	(14,527)	(47,058)	(7,213)
Statutory reserves	1,786	2,950	452
Noncontrolling interests	936	997	153

Total shareholders’ equity/(deficit)	301,027	(1,407,108)	(215,649)

Total liabilities and shareholders’ equity/(deficit)	2,086,464	2,070,248	317,279

The accompanying notes are an integral part of the consolidated financial statements.

YOUDAO, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS
(Amounts in thousands, except for share and per share data)

	For the year ended December 31,
	2018	2019	2020	2020
	RMB	RMB	RMB	US$
				Note 2(e)
Net revenues: (include transactions with related parties of RMB27,248, RMB37,580 and RMB29,293 for the years ended December 31, 2018, 2019 and 2020, respectively)
Learning services	398,186	699,826	2,154,669	330,217
Learning products	30,530	152,044	539,962	82,753
Online marketing services	302,882	453,013	472,884	72,473

Total net revenues	731,598	1,304,883	3,167,515	485,443

Cost of revenues: (include transactions with related parties of RMB34,963, RMB36,688 and RMB118,568 for the years ended December 31, 2018, 2019 and 2020, respectively)
Learning services	(314,625)	(513,060)	(1,010,364)	(154,845)
Learning products	(20,502)	(107,609)	(355,970)	(54,555)
Online marketing services	(180,006)	(313,592)	(346,895)	(53,164)

Total cost of revenues	(515,133)	(934,261)	(1,713,229)	(262,564)

Gross profit	216,465	370,622	1,454,286	222,879

Operating expenses:
Sales and marketing expenses (include transactions with related parties of RMB7,218, RMB11,274 and RMB12,283 for the years ended December 31, 2018, 2019 and 2020, respectively)	(213,405)	(622,884)	(2,697,018)	(413,336)
Research and development expenses (include transactions with related parties of RMB18,992, RMB19,594 and RMB27,768 for the years ended December 31, 2018, 2019 and 2020, respectively)	(184,020)	(275,367)	(424,593)	(65,072)
General and administrative expenses (include transactions with related parties of RMB5,921, RMB4,075 and RMB13,818 for the years ended December 31, 2018, 2019 and 2020, respectively)	(38,177)	(73,289)	(138,459)	(21,220)

Total operating expenses	(435,602)	(971,540)	(3,260,070)	(499,628)

Loss from operations	(219,137)	(600,918)	(1,805,784)	(276,749)
Interest income	8,344	12,063	25,524	3,912
Interest expense (include interest expense charged by related party of RMB31,851, RMB30,232 and RMB31,215 for the years ended December 31, 2018, 2019 and 2020, respectively)	(31,851)	(30,232)	(31,215)	(4,784)
Others, net	44,643	20,064	61,052	9,357

Loss before tax	(198,001)	(599,023)	(1,750,423)	(268,264)
Income tax expenses	(11,294)	(2,432)	(2,929)	(449)

Net loss	(209,295)	(601,455)	(1,753,352)	(268,713)
Net loss/(income) attributable to noncontrolling interests	385	(48)	563	86

Net loss attributable to the Company	(208,910)	(601,503)	(1,752,789)	(268,627)
Accretions of convertible redeemable preferred shares to redemption value (Note 13)	(30,311)	(35,893)	—	—

Net loss attributable to ordinary shareholders of the Company	(239,221)	(637,396)	(1,752,789)	(268,627)

YOUDAO, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS (CONTINUED)
(Amounts in thousands, except for share and per share data)

	For the year ended December 31,
	2018	2019	2020	2020
	RMB	RMB	RMB	US$
				Note 2(e)
Net loss	(209,295)	(601,455)	(1,753,352)	(268,713)
Other comprehensive income/(loss):
Foreign currency translation adjustment	496	(15,023)	(32,531)	(4,986)

Total other comprehensive income/(loss)	496	(15,023)	(32,531)	(4,986)

Total comprehensive loss	(208,799)	(616,478)	(1,785,883)	(273,699)
Comprehensive loss/(income) attributable to noncontrolling interests	385	(48)	563	86

Comprehensive loss attributable to the Company	(208,414)	(616,526)	(1,785,320)	(273,613)
Accretions of convertible redeemable preferred shares to redemption value (Note 13)	(30,311)	(35,893)	—	—

Comprehensive loss attributable to ordinary shareholders of the Company	(238,725)	(652,419)	(1,785,320)	(273,613)

Net loss per ordinary share/ADS
Basic	(2.80)	(6.68)	(15.53)	(2.38)
Diluted	(2.80)	(6.68)	(15.53)	(2.38)
Weighted average number of ordinary shares/ADSs
Basic	85,346,790	95,445,982	112,864,452	112,864,452
Diluted	85,346,790	95,445,982	112,864,452	112,864,452
The accompanying notes are an integral part of the consolidated financial statements.

YOUDAO, INC.
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ (DEFICIT)/EQUITY
(Amounts in thousands, except for share data)

	Ordinary shares		Additional paid-in capital	Statutory reserves	Accumulated deficit	Accumulated other comprehensive income	Noncontrolling interests	Total shareholders’ deficits
	Shares	Amount RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2018	65,387,160	41	83,061	—	(798,019)	—	(243,080)	(957,997)
Loss for the year	—	—	—	—	(208,910)	—	(385)	(209,295)
Share-based compensation expenses	—	—	6,176	—	—	—	—	6,176
Foreign currency translation adjustment	—	—	—	—	—	496	—	496
Appropriation to statutory reserves	—	—	—	292	(292)	—	—	—
Issuance of shares to NetEase	—	—	41	—	—	—	—	41
Issuance of shares to other shareholders	26,612,840	17	—	—	(243,659)	—	244,353	711
Deemed contribution related to acquisition of businesses under common control (Note 1)	—	—	44,024	—	—	—	—	44,024
Deemed contribution from NetEase Group related to issuance of preferred shares (Note 13)	—	—	4,722	—	—	—	—	4,722
Accretions of convertible redeemable preferred shares (Note 13)	—	—	—	—	(30,311)	—	—	(30,311)

Balance as of December 31, 2018	92,000,000	58	138,024	292	(1,281,191)	496	888	(1,141,433)

YOUDAO, INC.
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ (DEFICIT)/EQUITY (CONTINUED)
(Amounts in thousands, except for share data)

	Pre-IPO ordinary shares		Class A ordinary shares		Class B ordinary shares		Additional paid-in capital	Statutory reserves	Accumulated deficit	Accumulated other comprehensive income/(loss)	Noncontrolling interests	Total shareholders’ (deficit)/ equity
	Shares	Amount RMB	Shares	Amount RMB	Shares	Amount RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of December 31, 2018	92,000,000	58	—	—	—	—	138,024	292	(1,281,191)	496	888	(1,141,433)
Loss for the year	—	—	—	—	—	—	—	—	(601,503)	—	48	(601,455)
Share-based compensation expenses	—	—	—	—	—	—	25,074	—	—	—	—	25,074
Foreign currency translation adjustment	—	—	—	—	—	—	—	—	—	(15,023)	—	(15,023)
Appropriation to statutory reserves	—	—	—	—	—	—	—	1,494	(1,494)	—	—	—
Redesignation of Pre-IPO ordinary shares into Class A and Class B ordinary shares upon initial public offering (“IPO”)	(92,000,000)	(58)	2,867,640	2	89,132,360	56	—	—	—	—	—	—
Share issuance upon IPO, net of issuance cost	—	—	5,600,000	4	—	—	621,943	—	—	—	—	621,947
Share issuance upon concurrent private placement	—	—	7,352,941	5	—	—	881,657	—	—	—	—	881,662
Conversion of convertible preferred shares into Class A shares upon IPO	—	—	6,814,815	5	—	—	496,540	—	—	—	—	496,545
Deemed contribution related to acquisition of businesses under common control (Note 1)	—	—	—	—	—	—	69,603	—	—	—	—	69,603
Accretions of convertible redeemable preferred shares (Note 13)	—	—	—	—	—	—	—	—	(35,893)	—	—	(35,893)

Balance as of December 31, 2019	—	—	22,635,396	16	89,132,360	56	2,232,841	1,786	(1,920,081)	(14,527)	936	301,027

YOUDAO, INC.
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ (DEFICIT)/EQUITY (CONTINUED)
(Amounts in thousands, except for share data)

	Class A ordinary shares		Class B ordinary shares		Additional paid-in capital	Statutory reserves	Accumulated deficit	Accumulated other comprehensive loss	Noncontrolling interests	Total shareholders’ equity/(deficit)
	Shares	Amount RMB	Shares	Amount RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of December 31, 2019	22,635,396	16	89,132,360	56	2,232,841	1,786	(1,920,081)	(14,527)	936	301,027
Loss for the year	—	—	—	—	—	—	(1,752,789)	—	(563)	(1,753,352)
Share issuance pursuant to incentive plan	2,961,710	2	—	—	37,604	—	—	—	—	37,606
Share-based compensation expenses	—	—	—	—	41,578	—	—	—	—	41,578
Deemed distribution to NetEase (Note 19)	—	—	—	—	(2,060)	—	—	—	—	(2,060)
Noncontrolling interests arising from business combination (Note 4)	—	—	—	—	—	—	—	—	624	624
Foreign currency translation adjustment	—	—	—	—	—	—	—	(32,531)	—	(32,531)
Appropriation to statutory reserves	—	—	—	—	—	1,164	(1,164)	—	—	—

Balance as of December 31, 2020	25,597,106	18	89,132,360	56	2,309,963	2,950	(3,674,034)	(47,058)	997	(1,407,108)

The accompanying notes are an integral part of the consolidated financial statements.

YOUDAO, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Amounts in thousands)

	For the year ended December 31,
	2018	2019	2020	2020
	RMB	RMB	RMB	US$
				Note 2(e)
Cash flows from operating activities:
Net loss	(209,295)	(601,455)	(1,753,352)	(268,713)
Depreciation and amortization	6,398	10,578	16,105	2,468
Share-based compensation	6,176	25,074	41,578	6,372
Financing expense ( Note 13)	4,722	—	—	—
Fair value changes of short-term investments	(215)	(793)	(873)	(134)
Allowance for doubtful accounts/expected credit losses	75	1,897	12,120	1,857
Provision/(Reversal) of allowance for inventory	—	3,162	(3,162)	(485)
Unrealized exchange (gains)/loss	(31,496)	(1,783)	16,252	2,491
Others	54	122	879	135
Changes in operating assets and liabilities, net of acquisition:
Accounts receivable	(15,516)	(122,010)	(80,057)	(12,269)
Inventories	(22,290)	(52,555)	(72,275)	(11,077)
Prepayment and other current assets	(15,044)	(76,817)	(111,521)	(17,091)
Amounts due from NetEase Group	(2,030)	(3,690)	10,849	1,663
Operating lease right-of-use assets	—	2,035	9,901	1,517
Other assets	(2,417)	(6)	(6,670)	(1,022)
Contract liabilities	83,005	279,269	983,684	150,756
Accounts payables	14,611	28,117	78,629	12,050
Payroll payable	28,376	24,500	115,059	17,634
Taxes payable	8,272	8,588	28,842	4,420
Accrued liabilities and other payables	27,306	98,512	410,231	62,871
Amounts due to NetEase Group	18,978	4,170	17,044	2,612
Long-term lease liabilities	—	(4,702)	(33,351)	(5,111)
Other non-current liabilities	—	5,517	(1,474)	(226)

Net cash used in operating activities	(100,330)	(372,270)	(321,562)	(49,282)

Cash flows from investing activities:
Purchases of short-term investments	(87,000)	(216,000)	(1,683,000)	(257,931)
Proceeds of maturities of short-term investments	37,000	145,882	1,220,000	186,973
Placements of time deposits	(661,671)	(1,522,270)	(20,663)	(3,167)
Proceeds from maturities of time deposits	349,383	526,505	1,327,451	203,441
Cash paid for business combination, net of cash acquired (Note 4)	—	—	(6,398)	(981)
Purchase of intangible assets	(276)	(29)	—	—
Purchases of property and equipment	(13,688)	(18,147)	(36,854)	(5,648)
Proceeds from disposal of property and equipment	2,252	2,054	925	142
Payment for equity investments	—	(2,000)	(40,490)	(6,205)

Net cash (used in)/provided by investing activities	(374,000)	(1,084,005)	760,971	116,624

YOUDAO, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)
(Amounts in thousands)

	For the year ended December 31,
	2018	2019	2020	2020
	RMB	RMB	RMB	US$
				Note 2(e)
Cash flows from financing activities:
Proceeds received from Pre-IPO ordinary shareholders	41	—	—	—
Proceeds received from preferred shareholders, net of issuance cost	430,341	—	—	—
Proceeds from the issuance of IPO shares, net of issuance cost	—	630,364	—	—
Proceeds from concurrent private placement	—	881,662	—	—
Proceeds from noncontrolling interests and other shareholders	711	—	—	—
Funding from NetEase Group	44,024	75,643
Payment of offering expenses	—	—	(7,909)	(1,212)
Proceeds from issuance of ordinary shares pursuant to incentive plan	—	—	34,468	5,282

Net cash provided by financing activities	475,117	1,587,669	26,559	4,070

Effect of exchange rate changes on cash and cash equivalents	1,120	196	(30,097)	(4,612)

Net increase in cash and cash equivalents	1,907	131,590	435,871	66,800
Cash and cash equivalents at the beginning of the year	39,831	41,738	173,328	26,564

Cash and cash equivalents at the end of the year	41,738	173,328	609,199	93,364

Supplemental disclosures of cash flow information:
Cash paid for income tax expenses	1,740	4,839	8,372	1,283
Cash paid for interest expense	28,579	29,786	28,597	4,383
Non-cash investing and financing activities:
Accretions of convertible redeemable preferred shares to redemption value	30,311	35,893	—	—
Deemed contribution from NetEase Group related to issuance of preferred shares (Note 13)	4,722	—	—	—
Payables for offering expenses	—	8,417	—	—
Changes in accrued liabilities and other payables related to property and equipment addition	—	—	7,068	1,083
Receivable from agent for issuance of ordinary shares pursuant to incentive plan	—	—	3,138	481
The accompanying notes are an integral part of the consolidated financial statements.

YOUDAO, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except for share and per share data unless otherwise stated)
1. Operations and Reorganization
(a) Principal activities and reorganization
Youdao, Inc. (“Youdao” or the “Company”) was incorporated in the Cayman Islands on November 27, 2014. Youdao, Inc., its subsidiaries and consolidated variable interest entities (“VIEs”), together are referred to as “the Group” or “Youdao Group”. NetEase, Inc. (the “Parent” or “NetEase”), its subsidiaries and consolidated VIEs, other than the Company and its subsidiaries and VIEs, are collectively referred to herein as the “NetEase Group”.
The Group provides a variety of learning content,
a
pplications and solutions, which covers a wide spectrum of topics and targets people from broad age groups for their lifelong learning needs through its websites and mobile applications. The Group generates its revenues from learning services, learning products as well as online marketing services. The learning services mainly include online courses, fee-based
premium services and others.
As of December 31, 2020, the Company’s major subsidiaries and consolidated VIE are as follows:

	Place and year of incorporation	Percentage of direct or indirect economic ownership	Principal activities
Subsidiaries
Youdao (Hong Kong) Limited	Hong Kong, China, 2016	100%	Holding company
NetEase Youdao Information Technology (Beijing) Co., Ltd. (“Youdao Information”)	Beijing, China, 2006	100%	Providing sales of smart devices and solutions, technical support to the VIEs
NetEase Langsheng (Beijing) Technology Development Co., Ltd. (“NetEase Langsheng”)	Beijing, China, 2017	85%	Providing consulting services
NetEase Youdao Information Technology (Hangzhou) Co., Ltd. (“Youdao Hangzhou”)	Hangzhou, China, 2019	100%	Providing technical support to the VIEs
VIE
Beijing NetEase Youdao Computer System Co., Ltd. (“Youdao Computer”)	Beijing, China, 2007	100%	Providing online learning services as well as online marketing services
Reorganization
The Group started its business in 2006, through Youdao Information. Since the date of inception, Youdao Information was substantially owned by the NetEase Group and several employees and former employees of the Group, as noncontrolling shareholders, including Feng Zhou, Chief Executive Officer of the Company.
In September 2007, after applying for an internet content provider license under the applicable Chinese telecommunication laws, Youdao Computer was established as a Chinese domestic company. Since the date of inception, Youdao Computer was majority-owned by Guangzhou NetEase Computer System Co., Ltd. (“Guangzhou NetEase”), which is a consolidated VIE of NetEase, and several employees of the Group are its noncontrolling shareholders. Accordingly, NetEase Group is the primary beneficiary of Youdao Computer.

YOUDAO, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts in thousands, except for share and per share data unless otherwise stated)
1. Operations and Reorganization (Continued)
(a) Principal activities and reorganization (Continued)

In September 2016, Guangzhou NetEase transferred its interest in Youdao Computer to William Lei Ding, NetEase’s chief executive officer, director and major shareholder. In December 2016, Youdao (Hong Kong) Limited, which was incorporated in July 2016 and wholly owned by Youdao, Inc., acquired the majority interests in Youdao Information. Additionally, Youdao Information, Youdao Computer and all its legal shareholders entered into a series of VIE agreements, through which Youdao Information became the primary beneficiary of Youdao Computer.
In March 2018, the noncontrolling shareholders of Youdao Information withdrew their shareholding interests in Youdao Information in exchange for their historical investment cost, and injected the proceeds received back to Youdao, Inc. for the same shareholding percentage as they previously held in Youdao Information. Youdao Information became wholly owned subsidiary of the Group. As this transaction did not result in a change in control of Youdao Information, it was accounted for as a common control equity transaction, no gain or loss in earnings was recognized.
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
In December 2020, the Group entered into agreements with NetEase to dispose Youdao Cloudnote business to an investee established by the Company and NetEase. Since the Youdao Cloudnote business was not material to the Group’s operations, the disposal did not represent a strategic shift with a major effect on the Group’s operations and financial results, and did not qualify as discontinued operation in accordance with ASC 205,
Presentation of financial statements
.
Further, the business was controlled by NetEase both before and after the transaction, this transaction was accounted for as a transaction under common control. Therefore, the transferred assets were accounted for at historical carrying values. Pursuant to the agreements, the Company acquired 37.5% equity interests of the investee with the assets transferred of Youdao Cloudnote. The Company accounted for the investment using the equity method.
Basis of presentation for reorganization
There was no change in the basis of presentation of the financial statement resulting from these reorganization transactions. The assets and liabilities have been stated at historical carrying amounts.
The Group has been operating as separated entities since inception, the allocation from NetEase Group for the expenses incurred by NetEase Group but related to the Group was not material. For the years ended December 31, 2018, 2019 and 2020, the allocation was related to the share-based compensation expenses from award plan of NetEase Group, amounting to RMB6,176, RMB4,356 and RMB2,682, respectively (Note 15).
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
Youdao Computer has agreed to share a portion of its monthly income (after tax and expenses) with Youdao Information in accordance with certain formulas as specified in Cooperation Agreement, the amount of which shall be determined according to the Cooperation Agreement, to the extent permitted by applicable PRC laws as proposed by the Youdao Information, resulting in a transfer of substantially all of the profits from the VIE to the Youdao Information. The VIE has incurred RMB395.2 million, RMB550.7 million and RMB
1,787.7

million service fee to the Youdao Information for the years ended December 31, 2018, 2019 and 2020, respectively. The agreement was effective and will
continue to be effective unless it is terminated by written notice of each party or, in case of a material breach of the agreement and by written notice of the non-breaching
party.
iii) Risks in relation to VIE structure
The Company believes that its contractual arrangements with the VIEs are in compliance with PRC (the People’s Republic of China) law and are legally enforceable. William Lei Ding, who is NetEase’s chief executive officer, director and major shareholder, and Feng
Zhou
, who is the Chief Executive Officer of the Group, have no current interest in seeking to act contrary to the contractual arrangements. However, uncertainties in the PRC legal system could limit the Company’s ability to enforce these contractual arrangements and if William Lei Ding and Feng Zhou were to reduce their interests in the Company, their interests may diverge from that of the Company and that may potentially increase the risk that they would seek to act contrary to the contractual terms, for example by influencing the VIEs not to pay the service fees when required to do so. If the VIEs or their respective shareholder fails to perform their respective obligations under the current contractual arrangements, the Company may have to incur substantial costs and expend significant resources to enforce those arrangements and rely on legal remedies under Chinese laws. Because of the limited volume of published decisions and their non-binding
nature, the interpretation and enforcement of these laws, rules and regulations involve substantial uncertainties. These uncertainties may impede the ability of the Company to enforce these contractual arrangements, or suffer significant delay or other obstacles in the process of enforcing these contractual arrangements and materially and adversely affect the results of operations and the financial position of the Company.

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
In accordance with VIE contractual agreements, the Company (1) could exercise all shareholder’s rights of the VIEs and has power to direct the activities that most significantly affects the economic performance of the VIEs, and (2) receive the economic benefits of the VIEs that could be significant to the VIEs. Accordingly, the Company was considered as ultimate primary beneficiary of the VIEs and had consolidated the VIEs’ financial results of operations, assets and liabilities in the Company’s consolidated financial statements. Therefore, the Company considers that there are no assets in the VIEs that can be used only to settle obligations of the VIEs, except for the registered capital of the VIEs amounting to approximately RMB15 million as of December 31, 2019 and 2020 as well as certain non-distributable
statutory reserves amounting to approximately RMB1,786 and RMB2,536, respectively, as of December 31, 2019 and 2020. As the VIEs are incorporated as limited liability companies under the PRC Company Law, creditors do not have recourse to the general credit of the Company for the liabilities of the VIEs. There is currently no contractual arrangement that would require the Company to provide additional financial support to the VIEs. As the Group is conducting certain businesses in the PRC through the VIEs, the Group may provide additional financial support on a discretionary basis in the future, which could expose the Group to a loss.
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
(Amounts in thousands, except for share and per share data unless otherwise stated)
1. Operations and Reorganization (Continued)
(b) VIE arrangements (Continued)
iii) Risks in relation to VIE structure (Continued)

The following table sets forth the assets, liabilities, results of operations and cash flows of the VIEs taken as a whole, which were included in the Group’s consolidated financial statements:

	As of December 31,
	2019	2020
	RMB	RMB
Assets
Cash and cash equivalents	4,683	7,691
Short-term investments	116,125	10,354
Accounts receivable, net	145,570	145,212
Inventories, net	27,340	54,545
Amounts due from NetEase Group and Youdao Group	249,589	1,243,125
Prepayment and other current assets	56,228	69,610

Total current assets	599,535	1,530,537

Property and equipment, net	—	148
Operating lease right-of-use assets, net	—	988
Other assets, net	7,302	45,496

Total non-current assets	7,302	46,632

Total assets	606,837	1,577,169

Liabilities
Accounts payables	50,189	62,438
Payroll payable	10,140	6,863
Amounts due to NetEase Group and Youdao Group	41,667	26,728
Contract liabilities	434,114	1,388,567
Taxes payable	15,290	394
Accrued liabilities and other payables	22,519	35,244

Total liabilities	573,919	1,520,234

	For the year ended December 31,
	2018	2019	2020
	RMB	RMB	RMB
Net revenues	606,334	997,736	2,434,223
Net income	13,891	3,173	24,212

	For the year ended December 31,
	2018	2019	2020
	RMB	RMB	RMB
Net cash provided by/(used in) operating activities	48,263	50,978	(62,502)
Net cash (used in)/provided by investing activities	(50,000)	(67,118)	65,510
Net cash provided by financing activities	—	10,000	—

Net (decrease)/increase in cash and cash equivalents	(1,737)	(6,140)	3,008

YOUDAO, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts in thousands, except for share and per share data unless otherwise stated)
1. Operations and Reorganization (Continued)

Liquidity
The Group incurred net losses of RMB209.3 million, RMB601.5 million and RMB1,753.4 million for
 the years ended December 31, 2018, 2019 and 2020, respectively. Net cash used in operating activities was RMB100.3 million, RMB372.3 million and RMB321.6 million for the years ended December 31, 2018, 2019 and 2020, respectively. Accumulated deficit was RMB1.9 billion and RMB3.7 billion as of December 31, 2019 and 2020, respectively. As of December 31, 2020, the Group was in a net current liability position of RMB1,542.0 million. The Group assesses its liquidity by its ability to generate cash from operating activities and attract additional capital and/or finance funding.
Historically, the Group has relied principally on both operational sources of cash and non-operational
sources of financing from NetEase Group and investors to fund its operations and business development. The Group’s ability to continue as a going concern is dependent on management’s ability to successfully execute its business plan, which includes increasing revenues while controlling operating expenses, as well as, generating operational cash flows and continuing to gain support from outside sources of financing. The Group has been continuously receiving financing support from NetEase Group and NetEase Group will continue to provide financial support in the next twelve months from the date of issuance of financial statement. Refer to Note 19 for details of the Group’s relationship with NetEase Group for financing activities. In October 2019, the Company has completed its IPO on the New York Stock Exchange (“NYSE”) and the concurrent private placement (the “CPP”) to certain investment funds managed by Orbis Investment Management Limited, raising the net proceeds of US$88.2 million (or equivalent to RMB621.9 million) and US$125.0 million (or equivalent to RMB881.7 million), respectively. In February 2021, the Company completed a follow-on
public offering of 7,000,000 ADSs with a total net proceeds of approximately US$231.6 million (or equivalent to RMB
1,499.8
million) after deducting the underwriter commissions and relevant offering expenses. As described in Note 22, in
 April 2021, the Group entered into an agreement with NetEase to provide US$300 million of revolving facility loan to the Company. In addition, a bank group committed to provide another US$150 million of revolving facility loan with the guarantee of NetEase to the Company. Moreover, the Group can adjust the pace of its operation expansion and control the operating expenses. Based on the above considerations, the Group believes that funds from the equity financing and available loan facilities will be sufficient to meet the cash requirements to fund planned operations and other commitments for at least the next twelve months. The Group’s consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and liquidation of liabilities in the normal course of business.
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
Significant accounting estimates include, but are not limited to, determination of the learning period of the customers, valuation allowance of deferred tax assets, determination
o
f the fair value of ordinary shares and convertible redeemable preferred shares, valuation and recognition of share-based compensation expenses. Actual results could differ from those estimates and such differences may be material to the consolidated financial statements.
(d) Functional currency and foreign currency translation
The Group uses Renminbi (“RMB”) as its reporting currency. The functional currency of the Company is United States dollars (“US$” or “USD”). The functional currency of the Company’s PRC subsidiaries and VIEs and the subsidiary incorporated in Hong Kong is RMB.
In the consolidated financial statements, the financial information of the Company has been translated into RMB. Assets and liabilities are translated at the exchange rates on the balance sheet date, equity amounts are translated at historical exchange rates, and revenues, expenses, gains and losses are translated using the average rate for the period. Translation adjustments are reported as foreign currency translation adjustments, and are shown as a component of other comprehensive income/(loss) in the consolidated statements of operations and comprehensive loss.
Foreign currency transactions denominated in currencies other than the functional currency are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are translated into the functional currency using the applicable exchange rates at the balance sheet date. Net gains and losses resulting from foreign exchange transactions are included in others, net in the consolidated statements of operations and comprehensive loss.
(e) Convenience translation
Translations of balances in the consolidated balance sheets, consolidated statements of operation
s
and comprehensive loss and consolidated statements of cash flows from RMB into USD as of and for the year ended December 31, 2020 are solely for the convenience of the reader and were calculated at the rate of US$1.00 = RMB6.5250, representing the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on December 31, 2020. No representation is made that the RMB amounts represent or could have been, or could be, converted, realized or settled into USD at that rate on December 31, 2020, or at any other rate.
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
Financial assets and liabilities of the Group primarily consist of cash and cash equivalents, time deposits, short-term investments, accounts receivable, other receivables, amounts due from/to NetEase Group, accounts payables, contract liabilities, accrued liabilities and other payables and short-term loans from NetEase Group of which the carrying values approximate their fair value. Please see Note 17 for additional information.
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

YOUDAO, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts in thousands, except for share and per share data unless otherwise stated)
2. Summary of Significant Accounting Policies (Continued)

(i) Receivables, net
The Group closely monitors the collection of its receivables and records a reserve for doubtful accounts against aged accounts and for specifically identified non-recoverable
amounts for periods prior to January 1, 2020. If the economic situation and the financial condition of the customer deteriorate resulting in an impairment of the
c
ustomer’s ability to make payments, additional allowances might be required. Receivable balances are written off when they are determined to be uncollectible. From January 1, 2020, the Group’s receivables are subject to the measurement of credit losses within the scope of ASC Topic 326. To estimate expected credit losses, the Group has identified the relevant risk characteristics of its customers and the related receivables and other receivables which include size, type of the services or the products the Group provides, or a combination of these characteristics. Receivables with similar risk characteristics have been grouped into pools. For each pool, the Group considers the past collection experience, current economic conditions, future economic conditions (external data and macroeconomic factors) and changes in the Group’s customer collection trends. This is assessed at each quarter based on the Group’s specific facts and circumstances.
(j) Investments
i) Short-term investments
Short-term investments include investments in financial instruments with a variable interest rate indexed to performance of underlying assets. In accordance with ASC 825,
Financial Instruments,
the Group elected the fair value option at the date of initial recognition and carried these investments at fair value. Changes in the fair value are reflected in the consolidated statements of operations and comprehensive loss as others, net.
ii) Long-term investments
Long-term investments are comprised of equity investments in privately-held companies and limited partnership.
For investments in ordinary shares or
in-substance
ordinary shares issued by privately-held companies on which the Group does not have significant influence, and investments in privately-held companies’ shares that are not ordinary shares or in-substance
ordinary shares, as these equity securities do not have readily determinable fair value, the Group measures these equity investments without readily determinable fair value at cost, less impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for the identical or a similar investment of the same issuer (referred to as the measurement alternative). All gains and losses on these equity investments, realized and unrealized, are recognized in others, net in the consolidated statements of operations and comprehensive loss.
Investments in ordinary shares or
in-substance
ordinary shares of privately-held companies and limited partnership in which the Group has significant influence by participating in, but not controlling or jointly controlling, the financial and operating policies are accounted for using the equity method.
Management regularly evaluates the impairment of the equity investments without readily determinable fair value and equity method investments at each balance sheet date, or more frequently if events or circumstances indicate that the carrying amount may not be recoverable. For investments without readily determinable fair values, management performs a qualitative assessment of impairment indicators. If considered impaired, management estimates the fair value of the investment, and records an impairment in the consolidated statements of operations and comprehensive loss to the extent the carrying amount exceeds the fair value. For equity method investments, management considers if the investment is impaired when events or circumstances suggest the carrying amount may not be recoverable, and recognizes any impairment charge in the consolidated statements of operations and comprehensive loss for a decline in value that is determined to be other than temporary.

YOUDAO, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts in thousands, except for share and per share data unless otherwise stated)
2. Summary of Significant Accounting Policies (Continued)

(k) Inventories, net
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

(l) Property and equipment, net
Property and equipment are stated at cost less accumulated depreciation and impairment, if any. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, which range as follows:

Servers and computers	3 years
Furniture, fixtures, office and other equipment	3-10 years
Leasehold improvements	The shorter of the useful life or term of the lease
Expenditures for maintenance and repairs are expensed as incurred. The gain or loss on the disposal of property and equipment is the difference between the net
s
ales proceeds and the carrying amount of the relevant assets and is recognized in the consolidated statements of operations and comprehensive loss.
(m) Goodwill
Goodwill represents the excess of the purchase consideration over the fair value of the identifiable assets acquired and the liabilities assumed in business combination.
Goodwill is not amortized but is tested for impairment at the reporting unit level on an annual basis by the end of year, and between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount. Under ASC
350-20-35,
the Group has the option to choose whether it will apply the qualitative assessment first and then the quantitative assessment, if necessary, or to apply the quantitative assessment directly. The Group will perform the quantitative impairment test if the Group bypasses the qualitative assessment, or based on the qualitative assessment, if it is more likely than not that the fair value of the reporting unit is less than its carrying amount. The quantitative impairment test is comparing the fair value of the reporting unit with its carrying amount. If the fair value of the reporting unit exceeds its carrying amount, goodwill is not impaired. If the carrying amount of a reporting unit exceeds its fair value, an impairment loss shall be recognized in an amount equal to that excess, limited to the total amount of goodwill allocated to that reporting unit.
Application of a goodwill impairment test requires significant management judgment, including the identification of reporting units, assigning assets and liabilities to reporting units, assigning goodwill to reporting units, and determining the fair value of each reporting unit. The judgment in estimating the fair value of reporting units includes estimating future cash flows, determining appropriate discount rates and making other assumptions. Changes in these estimates and assumptions could materially affect the determination of fair value for each reporting unit. No impairment charge of goodwill was recognized for the year ended December 31, 2020.
(n) Impairment of long-lived assets
Long-lived assets are evaluated for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will affect the future use of the assets) indicate that the carrying value of an asset may not be fully recoverable or that the useful life is shorter than the Group had originally estimated. When these events occur, the Group evaluates the impairment for the long-lived assets by comparing the carrying value of the assets to an estimate of future undiscounted cash flows expected to be generated from the use of the assets and their eventual disposition. If the sum of the expected future undiscounted cash flows is less than the carrying value of the assets, the Group recognizes an impairment loss based on the excess of the carrying value of the assets over the fair value of the assets. No impairment charge was recognized during the years ended December 31, 2018, 2019 and 2020.

YOUDAO, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts in thousands, except for share and per share data unless otherwise stated)
2. Summary of Significant Accounting Policies (Continued)

(o) Revenue recognition
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
Disaggregation of net revenues
For the years ended December 31, 2018, 2019 and 2020, substantially all of the Group’s net revenues were generated in the PRC. The following table provides information about disaggregated revenue by types:

	For the year ended December 31,
	2018	2019	2020
	RMB	RMB	RMB
Learning services	398,186	699,826	2,154,669

Online courses services	329,424	607,568	2,009,719
Fee-based premium services	68,762	92,258	144,950
Learning products	30,530	152,044	539,962
Online marketing services	302,882	453,013	472,884

Total net revenues	731,598	1,304,883	3,167,515

i) Learning services
Online courses services
The Group offers various types of integrated learning services, which primarily cover a wide spectrum of topics and target people from broad age groups through its diverse offerings of
K-12
tutoring courses, foreign languages, professional and interest education services as well as IT computer skills, etc. The Group’s online courses services consist of online live streaming and other activities during the online live streaming period including teaching material, quiz banks, online chat rooms, summary of lessons after each class and interactions with both students and instructors. Once the online live streaming is completed, the Group also offers the customer a content playback service. With respect to the content playback service, the customer has unlimited access to previous live streaming courses for a specified period. The services of online live streaming, playback service, as well as the other activities provided mentioned above are highly interdependent and interrelated in the context of the contract and are only considered accessory services to the online live streaming courses and therefore are not distinct and are not sold standalone. Therefore, the Group’s online courses services are accounted for as a single performance obligation. This performance obligation is satisfied over the learning period of the customers. Accordingly, the Group recognizes the revenues ratably over the estimated average learning period for different courses. The Group considers the average period that customers typically spend time on the courses and other learning behavior patterns to arrive at the best estimate for the estimated learning period for each course based on the estimated learning time customers spend on the courses and the expected number of times customers will take the courses.
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

YOUDAO, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts in thousands, except for share and per share data unless otherwise stated)
2. Summary of Significant Accounting Policies (Continued)
(o) Revenue recognition (Continued)
i) Learning services (Continued)

The estimated
w
eighted average duration of learning periods is approximately ranged from six to nine months for the years ended December 31, 2018, 2019 and 2020 for both live streaming courses and pre-recorded
courses.
There is a refund policy provided to customers for online courses services, depending on whether the course had commenced at the time of the refund request, the length of the course, the number of sessions that the student has taken, among other criteria. The Group determines the transaction price to be earned by estimating the refund liabilities based on historical refund ratio on a portfolio basis using the expected value method.
The Group also provides discount coupons to its customers for use in purchases on online courses, which are treated as a reduction of revenue when the related transaction is recognized.
Fee-based
premium services
Fee-based
premium services revenues, mostly operated on either consumption-basis or a monthly subscription basis, are derived principally from providing premium services of
Youdao Dictionary
,
Youdao Smart Cloud
, as well as translation services. Prepaid subscription fees collected from customers are deferred and are recognized as revenue on a straight-line basis by the Group over the subscription period, during which customers can access the premium services provided by the Group. Fees collected from customer to purchase translation services are recognized as revenue when related services are rendered. The Group also provides its customers the access to smart cloud system, through which customers could use automatic scanning, image recognition and speech recognition services. The Group recognizes the revenues related to smart cloud services based on a consumption basis or ratably over the service period.
ii) Learning products
The Group sells learning products such as dictionary pens, translation devices to customers through retailers or distributors. The Group recognizes revenues when control of the goods is transferred to the customer, which generally occurs upon the delivery to the end customers as retailors or upon the delivery to distributors.
Along with certain online courses, the Group also provides learning products such as smart pens to facilitate customers’ learnings. For such situation, the Group has determined that the learning products are a separate performance obligation under ASC 606, as customers can benefit from learning products on their own and the Group’s promises to deliver learning products is separately identifiable from online courses services. The Group determines stand-alone selling price to each performance obligation in the approach of expected cost-plus margin. Revenue from learning products is recognized when they are delivered to customers.
iii) Online marketing services
The Group derives its online marketing revenues principally from short-term contracts. The online marketing services with display period, the contracts may consist of multiple performance obligations with a typical term of less than three months. Each performance obligation generally represents different formats of advertisement, including but not limited to banners, text-links, videos, logos, buttons and rich media. In arrangements where the Group has multiple performance obligations, the transaction price is allocated to each performance obligation using the relative stand-alone selling price. The Group generally determines stand-alone selling prices based on the prices charged to customers. If the performance obligation has not been sold separately, the Group estimates the stand-alone selling price by taking into consideration of the pricing for advertising areas of the Group’s platform with a similar popularities and advertisements with similar formats and quoted prices from competitors as well as other market conditions. Considerations allocated to each performance obligation is recognized as revenue over the individual advertisement display period, on a straight-line basis, which is usually within three months.

F-2
5

YOUDAO, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts in thousands, except for share and per share data unless otherwise stated)
2. Summary of Significant Accounting Policies (Continued)
(o) Revenue recognition (Continued)
iii) Online marketing services (Continued)

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
Practical expedients
The Group has used the following practical expedients as allowed under ASC 606:

(i)
The effects of a significant financing component have not been adjusted for contracts which the Group expects, at contract inception, that the period between when the Group transfers a promised good or service to the customer and when the customer pays for that good or service will be one year or less.

(ii)
The Group applied the portfolio approach in determining the learning period of the customers given that the effect of applying a portfolio approach to a group of students’ behaviors would not differ materially from considering each one of them individually.

Contract balances
Timing of revenue recognition may differ from the timing of invoicing to customers. Accounts receivable represent amounts invoiced and revenue recognized prior to invoicing, when the Group has satisfied its performance obligations and has the unconditional right to payment.

F-2
6

YOUDAO, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts in thousands, except for share and per share data unless otherwise stated)
2. Summary of Significant Accounting Policies (Continued)
(o) Revenue recognition (Continued)
Contract balances (Continued)

Contract liabilities
Contract liabilities refer to the
d
eferred revenue and refund liabilities.
Deferred revenue is relating to the
l
earning tuition, online marketing services and fee-based premium services with fees received from customers for which the Group’s revenue recognition criteria have not been met. Revenue recognized that was included in the deferred revenue balance at January 1, 2019 and January 1, 2020 amounted to RMB166,153 and RMB450,923, respectively.
As of December 31, 2020, the aggregate amount of transaction price allocated to unsatisfied performance obligations is RMB1,401,222 which includes deferred revenue balances and amounts to be invoiced and recognized as revenue in future periods. The Group expects to recognize all this balance as revenue over the next 12 months. This balance does not include an estimate for variable consideration arising from sales rebates to advertising service customers.
Refund liabilities represent the consideration collected by the Group which it expects to refund to its customers according to refund policy. Refund liabilities are estimated based on the historical refund ratio for each of the revenue streams. The refund liabilities were not material, as of December 31, 2019 and 2020. In the event that the actual amount of refund made exceeds the estimation, such excessive amount will be deducted from net revenues.
(p) Cost of revenues
Cost of revenues primarily consists of the revenue sharing and payroll expenses to instructors and tutors, traffic acquisition costs, content costs, servers and bandwidth service fees and other direct costs of providing these services as well as costs of smart devices sold.
(q) Sales and marketing expenses
Sales and marketing expenses mainly consist of marketing and promotional expenses, payroll related expenses and third-party service fee for outsourced sales and marketing functions. The Group expenses all advertising costs as incurred and classifies these costs under sales and marketing expenses. For the years ended December 31, 2018, 2019 and 2020, advertising expenses were RMB138,028, RMB474,904 and RMB2,100,263, respectively.
(r) Research and development expenses
Research and development expenses mainly consist of personnel related expenses and technology service costs incurred for the learning courses and its development, as well as development and enhancement of the Group’s websites and applications platforms.
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

F-2
7

YOUDAO, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts in thousands, except for share and per share data unless otherwise stated)
2. Summary of Significant Accounting Policies (Continued)
(r) Research and development expenses (Continued)

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
(s) Share-based compensation
The Group grants options to its employees, directors and consultants with performance conditions and service conditions. In accordance with ASC 718,
Compensation-Stock Compensation
, the Group determines grants of options to directors, employees and consultants, which are classified as equity awards and are measured at the grant date based on the fair value of the awards.
The Group adopts the binomial option pricing model to determine the fair value of stock options. The determination of the fair value of stock options is affected by the fair value of ordinary shares as well as assumptions regarding a number of complex and subjective variables, including the expected share price volatility, actual and projected employee share option exercise behavior, risk free interest rates and expected dividends. Prior to the Company’s IPO, the fair value of the ordinary shares is assessed using the income approach/discounted cash flow method, with a discount for lack of marketability, given that the shares underlying the awards were not publicly traded at the time of grant. Upon the completion of the IPO, the market price of the Company’s publicly traded ADSs is used as an indicator of fair value of ordinary shares for purposes of recording share-based compensation expenses. Share-based compensation expenses for share options granted with service conditions are recorded net of estimated forfeitures using graded-vesting method during the service period requirement, such that expenses are recorded only for those share-based awards that are expected to ultimately vest. For share options granted with service conditions and the occurrence of an IPO as performance condition, cumulative share-based compensation expenses for the options that have satisfied the service conditions are recorded upon the completion of the IPO. In the fourth quarter of 2019, due to the completion of the IPO, the total expenses of RMB18.4 million were recorded accordingly.
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
(t) Employee benefits
PRC Contribution Plan
Full-time employees of the Group in the PRC participate in a government mandated defined contribution plan, pursuant to which certain pension benefits, medical care, employee housing fund and other welfare benefits are provided to the employees. Chinese labor regulations require that the PRC subsidiaries and the VIEs of the Group make contributions to the government for these benefits based on certain percentages of the employees’ salaries, up to a maximum amount specified by the local government. The Group has no legal obligation for the benefits beyond the contributions made. The total amounts of such employee benefit expenses, which were expensed as incurred, were approximately RMB61,618, RMB92,273 and RMB88,794 for the years ended December 31, 2018, 2019 and 2020, respectively.

F-2
8

YOUDAO, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts in thousands, except for share and per share data unless otherwise stated)
2. Summary of Significant Accounting Policies (Continued)

(u) Taxation
Income taxes
Current income taxes are provided on the basis of income/(loss) for financial reporting purposes, adjusted for income and expense items which are not assessable or deductible for income tax purposes, in accordance with the regulations of the relevant tax jurisdictions. Deferred income taxes are provided using the liability method. Under
t
his method, deferred income taxes are recognized for the tax consequences of temporary differences by applying enacted statutory rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. The tax base of an asset or liability is the amount attributed to that asset or liability for tax purposes. The effect on deferred taxes of a change in tax rates is recognized in the consolidated statements of operations and comprehensive loss in the period of change. A valuation allowance is provided to reduce the amount of deferred tax assets if it is considered more likely than not that some portion of, or all of the deferred tax assets will not be realized.
Uncertain tax positions
In order to assess uncertain tax positions, the Group applies a more likely than not threshold and a two-step
approach for the tax position measurement and financial statement recognition. Under the two-step
approach, the first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not, that the position will be sustained, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount that is more than 50% likely of being realized upon settlement. The Group recognizes interest and penalties, if any, under accrued expenses and other current liabilities on its consolidated balance sheets and under other expenses in its consolidated statements of operations and comprehensive loss. The Group did not have any significant unrecognized uncertain tax positions as of and for the years ended December 31, 2018, 2019 and 2020 nor did the Group recognize any related interest and penalties.
(v) Business combination
The Group accounts for its business combination using the acquisition method of accounting in accordance with ASC 805,
Business Combinations
. The cost of an acquisition is measured as the aggregate of the acquisition date fair values of the assets transferred and liabilities assumed by the Group to the sellers and equity instruments issued. Transaction costs directly attributable to the acquisition are expensed as incurred. Identifiable assets and liabilities acquired or assumed are measured separately at their fair values as of the acquisition date, irrespective of the extent of any noncontrolling interests. The excess of (i) the total costs of acquisition, fair value of the noncontrolling interests and acquisition date fair value of any previously held equity interest in the acquiree over (ii) the fair value of the identifiable net assets of the acquiree is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in the consolidated statements of operations and comprehensive loss. During the measurement period, which can be up to one year from the acquisition date, the Group may record adjustments to the assets acquired and liabilities assumed with the corresponding offset to goodwill. Upon the conclusion of the measurement period or final determination of the values of assets acquired or liabilities assumed, whichever comes first, any subsequent adjustments are recorded on the consolidated statements of operations and comprehensive loss.
If a business combination is under common control, the acquired assets and liabilities are recognized at their historical book value. The consolidated financial statements include the results of the acquired entities from the earliest date presented or, if more recent, from the date when the entities first came under common control, regardless of the date of the combination. Consolidated financial statements for prior years would also be retrospectively adjusted for periods during which the entities were under common control.

F-
29

YOUDAO, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts in thousands, except for share and per share data unless otherwise stated)
2. Summary of Significant Accounting Policies (Continued)

(w) Operating leases
The Group has operating leases primarily for office space. The determination of whether an arrangement is a lease or contains a lease is made at inception by evaluating whether the arrangement conveys the right to use an identified asset and whether the Group obtains substantially all of the economic benefits from and has the ability to direct the use of the asset. The Group elects not to apply the recognition requirements of ASC 842 to short-term leases. Variable lease payments are the payments made by a lessee to a lessor for the right to use an underlying asset that vary because of changes in facts or circumstances occurring after the commencement date, other than the passage of time. Variable lease payments are recorded in the period in which the obligation for the payment is incurred. Other operating leases are included in operating lease right-of-use
assets, accrued liabilities and other payables, and long-term lease liabilities on the consolidated balance sheets.
The Group uses the implicit rate when readily determinable, or its incremental borrowing rate based on the information available, at the commencement date in determining the present value of lease payments. Certain leases include renewal options and/or termination options. Renewal options are included in the lease term if the Group is reasonably certain to exercise those options while options to terminate the lease are only included in the lease term if the Group is reasonably certain not to exercise those options. Lease expenses are recorded on a straight-line basis over the lease term.
(x) Related parties
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

(y) Noncontrolling interests
For the Company’s majority-owned subsidiaries and VIEs, noncontrolling interests are recognized to reflect the portion of their equity that are not attributable, directly or indirectly, to the Company as the controlling shareholders.
The noncontrolling interest will continue to be attributed with its share of losses even if that attribution results in a deficit noncontrolling interest balance.
(z) Net loss per share
Net loss per share is computed in accordance with ASC 260,
Earnings per Share
. Basic net loss per share is computed by dividing net loss attributable to ordinary shareholders, considering the accretions of convertible redeemable preferred shares, by the weighted average number of ordinary shares outstanding during the year. Diluted net loss per share is computed using the weighted average number of ordinary shares and potential ordinary shares outstanding during the period under treasury stock method. Potential ordinary shares include options to purchase ordinary shares and preferred shares, unless they were anti-dilutive. The computation of diluted net loss per share does not assume conversion, exercise, or contingent issuance of securities that would have an anti-dilutive effect (i.e. an increase in earnings per share amounts or a decrease in loss per share amounts) on net loss per share.

F-3
0

YOUDAO, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts in thousands, except for share and per share data unless otherwise stated)
2. Summary of Significant Accounting Policies (Continued)

(aa) Statutory reserves
The Company’s subsidiaries and VIE
s
established in the PRC are required to make appropriations to certain non-distributable
reserve funds. In accordance with China’s Company Laws, the Company’s VIEs registered as Chinese domestic company make appropriations from their after-tax
profit (as determined under the accounting principles generally acceptable in the People’s Republic of China (“PRC GAAP”) to non-distributable
reserve funds including (i) statutory surplus fund and (ii) discretionary surplus fund. The appropriation to the statutory surplus fund must be 10% of the annual after-tax
profits calculated in accordance with PRC GAAP. Appropriation is not required if the statutory surplus fund has reached 50% of the registered capital of the respective company. Appropriation to the discretionary surplus fund is made at the discretion of the respective company.
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
(bb) Comprehensive loss
Comprehensive loss is defined to include all changes in equity deficit of the Group during a period arising from transactions and other events and circumstances excluding transactions resulting from investments by shareholders and distributions to shareholders. Comprehensive loss includes net loss and foreign currency translation adjustment of the Group.
(cc) Segment reporting
In accordance with ASC 280,
Segment Reporting
, operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker (“CODM”), or decision-making group, in deciding how to allocate resources and in assessing performance. The Group’s CODM is the Chief Executive Officer. The Group’s organizational structure is based on a number of factors that the CODM uses to evaluate, view and run its business operations which include, but are not limited to, customer base, homogeneity of products and technology. The Group’s operating segments are based on this organizational structure and information reviewed by the Group’s CODM to evaluate the operating segment results.
Effective in the fourth quarter of 2020, the Group changed its segment disclosure to separately report the results of its learning products business. As a result, the Group now reports segments as learning services, learning products and online marketing services. This change in segment reporting aligns with the manner in which the Group’s CODM currently receives and uses financial information to allocate resources and assess the performance of reporting segments. This change in segment presentation does not affect consolidated balance sheets, consolidated statements of operations and comprehensive loss or consolidated statements of cash flows. The Group retrospectively revised prior year segment information, to conform to current year presentation.
The Group currently does not allocate operating expenses or assets to its segments, as its CODM does not use such information to allocate resources or evaluate the performance of the operating segments. As the Group’s long-lived assets are substantially all located in the PRC and the Group’s revenues are substantially derived from the PRC, no geographical segments are presented.

F-3
1

YOUDAO, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts in thousands, except for share and per share data unless otherwise stated)
2. Summary of Significant Accounting Policies (Continued)

(dd) Recently adopted accounting pronouncements
In June 2016, the FASB issued of ASU
No. 2016-13,
Financial Instruments-Credit Losses (Topic 326)
, which requires entities to measure all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. This replaces the existing incurred loss model and is applicable to the measurement of credit losses on financial assets measured at amortized cost. The Group adopted the new standard effective January 1, 2020 on a modified retrospective basis and did not restate comparative periods. The impact of adopting the new standard was not material to the consolidated financial statements.
In January 2017, the FASB issued ASU
No. 2017-04,
Intangibles—Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment
, the guidance removes step 2 of the goodwill impairment test, which requires a hypothetical purchase price allocation. Goodwill impairment will now be the amount by which a reporting unit’s carrying value exceeds its fair value, not the difference between the fair value and carrying amount of goodwill which was the step 2 test before. The Group adopted the new standard beginning January 1, 2020 on a prospective basis with no material impact on the consolidated financial statements.
(ee) Recently issued accounting pronouncements not yet adopted
In December 2019, the FASB issued ASU
2019-12,
Simplifying the Accounting for Income Taxes
, which simplify various aspects related to accounting for income taxes. ASU
2019-12
removes certain exceptions to the general principles in ASC 740 and also clarifies and amends existing guidance to improve consistent application. The new guidance is effective for the Group on January 1, 2021. The Group  does not expect the adoption of this guidance to have a material impact on its consolidated financial statements.
In January 2020, the FASB issued ASU
2020-01,
Investments-Equity Securities (Topic 321), Investments-Equity Method and Joint Ventures (Topic 323), and Derivatives and Hedging (Topic 815): Clarifying the Interactions between Topic 321, Topic 323, and Topic 815
, which clarifies the interaction of the accounting for equity investments under Topic 321 and investments accounted for under the equity method of accounting in Topic 323 and the accounting for certain forward contracts and purchased options accounted for under Topic 815. The guidance is effective for all entities for fiscal years beginning after December 15, 2020 and for interim periods within those fiscal years. The Group is currently evaluating the impact and does not expect the adoption of this guidance to have a material impact on its consolidated financial statements.
3. Concentration and Risks
Financial instruments that potentially expose the Group to significant concentration of credit risk primarily consist of cash and cash equivalents, time deposits and short-term investments. As of December 31, 2019 and 2020, substantially all of the Group’s cash and cash equivalents, time deposits and short-term investments were held in major financial institutions located in Mainland China and Hong Kong, which management considered being of high credit quality.
There were no revenues from customers which individually represent greater than 10% of the total net revenues for the years ended December 31, 2018, 2019 and 2020. There was one, one and two instructors, through whom the Company’s net learning services revenue earned was more than 10% of the Company’s net learning services revenue for the year
s
ended December 31, 2018, 2019 and 2020 respectively as follows:

	For the year ended December 31,
	2018	2019	2020
Instructor A	16%	11%	13%
Instructor B	*	*	14%

*	The percentage was below 10% for the year.

F-3
2

YOUDAO, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts in thousands, except for share and per share data unless otherwise stated)

4. Business Combination
In June 2020, the Group acquired 92.5% equity interest of a private company, which primarily provides kids programming courses to its users, with cash consideration of RMB7,700. Total consideration was paid by the Group in July 2020. The Group began to consolidate its financial statements from June 2020 and the remaining 7.5% equity interest was recognized as noncontrolling interests on the balance sheet upon the acquisition date. The goodwill was allocated to learning services segment and was recognized in other assets
, net.
Consideration for this transaction was allocated on the acquisition date based on the fair value of the assets acquired and the liabilities assumed as follows:

As of the acquisition date
RMB
Consideration	7,700
Noncontrolling interests	624

Total	8,324

Cash and cash equivalents	1,302
Other tangible assets	156
Liabilities assumed	(72)
Goodwill	6,938

Total	8,324

The acquisition above did not have a material impact on the Group’s consolidated financial statements, and, therefore, pro forma disclosures have not been presented.
5. Accounts Receivable, Net
The following is a summary of accounts receivable as of December 31, 2019 and 2020:

	As of December 31,
	2019	2020
	RMB	RMB
Accounts receivable, net:
Accounts receivable	202,953	283,159
Allowance for doubtful accounts/expected credit losses:
Balance at the beginning of the year	(799)	(2,278)
Additional provision charged to expenses	(1,897)	(12,051)
Write-off	418	—
Balance at the end of the year	(2,278)	(14,329)

	200,675	268,830

F-3
3

YOUDAO, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts in thousands, except for share and per share data unless otherwise stated)

6. Prepayment and Other Current Assets
The following is a summary of prepayment and other current assets as of December 31, 2019 and 2020:

	As of December 31,
	2019	2020
	RMB	RMB
Deferred expenses for learning services	48,185	46,810
Prepayment for promotion fees	20,777	46,012
Prepayment for value-added taxes	18,034	40,950
Receivable for withholding individual income taxes of option exercise	—	39,371
Deferred charges	12,472	15,344
Prepaid sales commission	—	9,552
Prepayment for rental expenses	1,237	5,958
Prepayment for content fees	3,201	2,206
Interest receivable	6,252	51
Prepaid insurance fee for directors and officers	5,568	5,329
Others	5,165	23,949

Total	120,891	235,532

7. Property and Equipment, Net
Property and equipment, net as of December 31, 2019 and 2020 are as follows:

	As of December 31,
	2019	2020
	RMB	RMB
Servers and computers	53,428	73,090
Furniture, fixtures and office equipment	3,259	4,463
Leasehold improvements	1,645	11,119

Total	58,332	88,672
Less: accumulated depreciation	(33,781)	(43,036)

Net book value	24,551	45,636

Depreciation expenses recognized for the years ended December 31, 2018, 2019 and 2020 were RMB6,349, RMB10,524 and RMB16,053, respectively.

F-3
4

YOUDAO, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts in thousands, except for share and per share data unless otherwise stated)

8. Leases
The Group has operating leases for office space, with lease terms from within one year to around seven years. Additionally, certain lease agreements with NetEase Group contain variable payments, which are determined based on actual NetEase Group’s spaces occupied by the Group and are expensed as incurred and not included in the operating lease assets and liabilities. A summary related to operating leases as of December 31, 2019 and 2020 is as follows:

	As of December 31,
	2019	2020
	RMB	RMB
Operating lease right-of-use assets, net	23,873	105,865
Operating lease liabilities—current	4,166	29,982
Operating lease liabilities—non-current	21,206	79,748

Total operating lease liabilities	25,372	109,730

Weighted average remaining lease term	5.0 years	4.4 years
Weighted average discount rate	4.35%	4.10%

	For the year ended December 31,
	2019	2020
	RMB	RMB
Operating lease expenses	2,157	11,729
Short-term lease expenses	2,510	6,947
Variable lease expenses	20,813	39,282

Total lease expenses	25,480	57,958

Cash paid for amounts included in the measurement of operating lease liabilities	658	12,431
Right-of-use assets obtained in exchange for operating lease liabilities	26,030	91,893
The lease expenses were RMB14,825 for the year ended December 31, 2018.
A summary of maturity of operating lease liabilities under the Group’s non-cancelable
operating leases as of December 31, 2020 is as follows:

As of December 31, 2020
RMB
2021	30,672
2022	30,620
2023	26,710
2024	13,566
2025	9,516
Thereafter	8,705

Total operating lease liabilities	119,789
Less: interest	(10,059)

Present value of operating lease liabilities	109,730

F-3
5

YOUDAO, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts in thousands, except for share and per share data unless otherwise stated)

9. Taxation
(a) Sales tax
Pursuant to the provision regulation of the PRC on Value-added tax (“VAT”) and its implementation rules, the Company’s subsidiaries and VIEs are generally subject to VAT at a rate of 6% from
r
evenues earned from services provided or 17% from sales of general goods. Effective from May 1, 2018, the 17% VAT rate was reduced to 16% and effective from April 1, 2019, the 16% VAT rate was further reduced to 13%.
Since January 2020, in accordance with the Announcement on Tax Policies to Support Prevention and Control of
COVID-19
issued by the Ministry of Finance and the State Taxation Administration (“STA”), and the Announcement on the Period of Implementation of Tax Policies to Support Epidemic Prevention and Control and to Ensure Supply (collectively, the “Tax Policies”), due to the
COVID-19,
the VAT from providing daily life services was exempted starting on January 1, 2020 and ending on March 31, 2021 (Note 14).
The Group is also subject to cultural development fee on the provision of advertising services in China. The applicable tax rate is 3% of the advertising revenue and subject to a 50% reduction which was effective from July 1, 2019. The cultural development fee on the provision of advertising services was exempted starting on January 1, 2020 until December 31, 2021 according to the Announcement on Tax and Fee Policies to Support the Film and Other Industries issued by the Ministry of Finance and STA on May 13, 2020 and Announcement of the Ministry of Finance and the State Taxation Administration on the Renewal of the Implementation of Some Tax Preferences in Response to the Epidemic (Announcement of the Ministry of Finance and the State Taxation Administration No. 7 of 2021) due to the breakout of COVID-19.
(b) Income tax
Composition of income tax
The following table presents the composition of income tax expenses for the years ended December 31, 2018, 2019 and 2020:

	For the year ended December 31,
	2018	2019	2020
	RMB	RMB	RMB
Current income tax expenses	11,294	2,432	2,929

Income tax expenses	11,294	2,432	2,929

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

F-
36

YOUDAO, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts in thousands, except for share and per share data unless otherwise stated)
9. Taxation (Continued)
(b) Income tax (Continued)

China
Under the PRC Enterprise Income Tax Law, or EIT Law, the standard enterprise income tax rate (“EIT rate”) is 25%. Entities qualifying as High and New Technology Enterprises (“HNTE”) qualify for a preferential tax rate of 15% subject to a requirement that they re-apply
for HNTE status every three years.
Youdao Information was qualified as an HNTE in 2015 initially and extended the qualification in 2018, and hence subject to a preferential tax rate of 15% since 2015 to 2020. As of December 31, 2020, Youdao Information was in an accumulative deficit position.
All other PRC incorporated entities of the Group were subject to a 25% income tax rate for all the periods presented.
The following table presents a reconciliation of the differences between the statutory income tax rate and the Group’s effective income tax rate for the years ended December 31, 2018, 2019 and 2020:

	For the year ended December 31,
	2018	2019	2020
Statutory income tax rate	25%	25%	25%
Permanent differences	5%	0%	3%
Tax effect of preferential tax treatment and tax difference of statutory rate in other jurisdictions	(5%)	(9%)	(11%)
Change in valuation allowance	(31%)	(16%)	(17%)

Effective income tax rate	(6%)	0%	0%

(c) Deferred tax assets
The following table presents the tax impact of significant temporary differences that give rise to the deferred tax assets as of December 31, 2019 and 2020:

	As of December 31,
	2019	2020
	RMB	RMB
Deferred tax assets
Net operating tax loss carry forwards	160,743	137,550
Advertising and promotion expenses in excess of deduction limit	60,883	315,708
Payroll and expense accrued	29,739	98,889
Others	704	2,085
Less: valuation allowance	(252,069)	(554,232)

Total deferred tax assets, net	—	—

F-
37

YOUDAO, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts in thousands, except for share and per share data unless otherwise stated)
9. Taxation (Continued)
(c) Deferred tax assets (Continued)

The following table sets forth the movement of the valuation allowances for deferred tax assets for the periods presented:

	For the year ended December 31,
	2019	2020
	RMB	RMB
Balance as of January 1	146,617	252,069
Change of valuation allowance	105,452	302,163

Balance as of December 31	252,069	554,232

The tax losses of the Group expire over different time intervals depending on local jurisdiction. Certain HNTE entity’s expiration period for tax losses has been extended from five years to ten years in 2018, other entities’ expiration period for tax losses maintains as five years. Tax losses of Company’s subsidiary incorporated in Hong Kong can be carried forward indefinitely to offset future taxable income. As of December 31, 2020, certain entities of the Group had net operating tax loss carry forwards as follows:

RMB
Loss expiring in 2021	—
Loss expiring in 2022	—
Loss expiring in 2023	4
Loss expiring in 2024	32,082
Loss expiring in 2025	163,065
Loss expiring in 2026	111,357
Loss expiring in 2027	112,069
Loss expiring in 2028	201,070
Loss expiring in 2029 and thereafter	256,264

875,911

(d) Withholding income tax
The EIT Law also imposes a withholding income tax of 10% on dividends distributed by a FIE to its immediate holding company outside of China, if such immediate holding company is considered as a non-resident
enterprise without any establishment or place within China or if the received dividends have no connection with the establishment or place of such immediate holding company within China, unless such immediate holding company’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. Such withholding income tax was exempted under the previous EIT Law, which was effective before January 1, 2018. The Cayman Islands, where the Company incorporated, does not have such tax treaty with China. According to the arrangement between Mainland China and Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion in August 2006, dividends paid by a FIE in China to its immediate holding company in Hong Kong will be subject to withholding tax at a rate that may be lowered to 5% (if the foreign investor owns directly at least 25%
of the shares of the FIE). STA further promulgated Circular 601 on October 27, 2009, which provides that tax treaty benefits will be denied to “conduit” or shell companies without business substance and that a beneficial ownership analysis will be used based on a “substance-over-form” principle to determine whether or not to grant the tax treaty benefits.

F-
38

YOUDAO, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts in thousands, except for share and per share data unless otherwise stated)
9. Taxation (Continued)
(d) Withholding income tax (Continued)

To the extent that subsidiaries and VIEs of the Group have undistributed earnings, the Group will accrue appropriate expected withholding tax associated with repatriation of such undistributed earnings. As of December 31, 2019 and 2020, the Group did not record any withholding tax as the PRC entities were still in accumulated deficit position.
10. Taxes Payable
The following is a summary of taxes payable as of December 31, 2019 and 2020:

	As of December 31,
	2019	2020
	RMB	RMB
Withholding individual income taxes for employees	5,679	48,692
VAT payable	10,925	3,325
Enterprise income taxes payable	7,952	2,503
Others	1,421	375

Total	25,977	54,895

As of December 31, 2020, there was approximately RMB39,371 included in the balance of withholding individual income taxes for employees due to the exercise of their options under the Company’s incentive plan, which was paid in January 2021.
11. Accrued Liabilities and Other Payables
The following is a summary of accrued liabilities and other payables as of December 31, 2019 and 2020:

	As of December 31,
	2019	2020
	RMB	RMB
Accrued marketing expenses	43,765	257,216
Accrued liabilities for learning services and online marketing services	85,598	136,605
Accrued outside labor service fee	10,488	64,799
Operating lease liabilities-current portion	4,166	29,982
Accrued technical expenses	8,960	24,000
Accrued administrative expenses	7,846	23,777
Deferred government grant	—	21,376
Accrued professional fee	18,334	11,811
Warehousing and logistics fee	3,469	8,034
Payables for property and equipment	—	7,068
Deposits payable to service providers	2,542	1,823
Others	7,475	15,553

Total	192,643	602,044

F-
39

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
In October 2019, the Company completed the IPO on NYSE, by which, the Company sold a total of 5,600,000 ADSs, each representing one of our Class A ordinary shares, par value US$0.0001 per share. In addition, the Company issued 7,352,941 Class A ordinary shares for a total consideration of US$125.0 million in connection with concurrent private placements to certain investment funds managed by Orbis Investment Management Limited, at US$17.00 per share. The Company received total net proceeds of approximately US$213.2 million after deducting US$7.0 million of underwriter commissions and relevant offering expenses. Immediately prior to the completion of the IPO, all the ordinary shares held by NetEase and certain key founders were converted into an equal number of the Class B ordinary shares, all the ordinary shares held by other shareholders was converted into an equal number of the Class A ordinary shares, and all of outstanding preferred shares were automatically converted into 6,814,815 Class A ordinary shares. Each Class A ordinary share is entitled to one vote per share and each Class B ordinary share is entitled to three votes per share. Each Class B ordinary share can be converted into one Class A ordinary share at any time, while Class A ordinary shares cannot be converted into Class B ordinary shares.
As of December 31, 2019 and 2020, the Company had 111,767,756 and 114,729,466 ordinary shares issued and outstanding, respectively.
13. Convertible Redeemable Preferred Shares
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

F-4
0

YOUDAO, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts in thousands, except for share and per share data unless otherwise stated)
13. Convertible Redeemable Preferred Shares (Continued)

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
The redemption option provided by the Parent is considered an in-substance guarantee provided by NetEase Group over the Company’s redemption obligation. The Company recognized the initial fair value of the guarantee as financing expense and capital contribution from the Parent with the amount of RMB4,722 upon the issuance of Series A preferred shares.
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
All of the preferred shares were converted to Class A ordinary shares upon the completion of the Group’s IPO in October 2019. The Company’s preferred shares activities for the year ended December 31, 2019 are summarized as below:

	Balance as of January 1, 2019	Accretions of preferred shares to redemption value	Conversion into Class A ordinary shares upon IPO	Balance as of December 31, 2019
Series A preferred shares
Number of shares (in thousands)	6,815	—	(6,815)	—
Amount (RMB in thousands)	460,652	35,893	(496,545)	—

F-4
1

YOUDAO, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts in thousands, except for share and per share data unless otherwise stated)

14. Others, Net

	For the year ended December 31,
	2018	2019	2020
	RMB	RMB	RMB
VAT exemption due to the COVID-19	—	—	51,889
Government grants	10,330	18,087	28,644
Financing expense (Note 13)	(4,722)	—	—
Fair value changes of short-term investments	382	863	9,396
Foreign exchange gains/(losses)	38,620	3,279	(23,935)
Others	33	(2,165)	(4,942)

Total	44,643	20,064	61,052

During the year ended December 31, 2020, the Company recognized RMB51,889 in others, net arising from the VAT exemption according to the Tax Polices mentioned in Note 9.
15. Share-based Compensation
The table below sets forth the allocation of share-based compensation expenses:

	For the year ended December 31,
	2018	2019	2020
	RMB	RMB	RMB
Cost of revenues	3,055	4,407	5,892
Sales and marketing expenses	350	2,107	5,868
Research and development expenses	2,735	9,432	20,898
General and administrative expenses	36	9,128	8,920

Total	6,176	25,074	41,578

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
In October 2019, NetEase adopted a 2019 restricted share unit plan (the “2019 Plan”) for its employees, directors and others. The 2019 Plan has a ten-year
term and a maximum number of 322,458,300 ordinary shares available for issuance pursuant to all awards under the plan.

F-4
2

YOUDAO, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts in thousands, except for share and per share data unless otherwise stated)
15. Share-based Compensation (Continued)
NetEase Plan (Continued)

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
The corresponding share-based compensation expenses were allocated to the Group based on grants to the Group’s employees, amounting to RMB6,176, RMB4,356 and RMB2,682 which is treated as deemed contribution from NetEase Group and recorded in additional paid-in
capital, for the years ended December 31, 2018, 2019 and 2020, respectively.
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

The fair value of each option granted for the years ended December 31, 2018, 2019 and 2020 is estimated on the date of grant using the following assumptions:

	For the year ended December 31,
	2018	2019	2020
Expected volatility	48.10%	46.50%-46.90%	48.90%-52.20%
Expected dividends yield	0%	0%	0%
Risk-free interest rate	2.50%	2.10%-2.60%	0.30%-1.69%
Expected term (in years)	6	6	6
Fair value of underlying ordinary share (US$)	1.39	6.35-7.29	16.00-42.31
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

F-4
3

YOUDAO, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts in thousands, except for share and per share data unless otherwise stated)
15. Share-based Compensation (Continued)
Youdao Plan (Continued)
(b) Valuation (Continued)

The following table presents a summary of the Company’s options activities for the years ended December 31, 2018, 2019 and 2020:

	Number of options	Weighted average exercise price per share	Weighted average remaining contractual life	Aggregate intrinsic value
	(in thousands)	US$	Years	US$
Outstanding as of January 1, 2018	6,405	1.91	4.01	—
Granted	1,592	3.00
Forfeited	(1,006)	2.16

Outstanding as of December 31, 2018	6,991	2.13	3.40	29,468

Granted	2,072	3.50
Forfeited	(734)	2.60

Outstanding as of December 31, 2019	8,329	2.43	3.06	97,000

Granted	888	4.00
Exercised	(2,962)	1.84
Forfeited	(353)	3.14

Outstanding as of December 31, 2020	5,902	2.92	3.07	139,326

Vested and exercisable as of December 31, 2019	3,584	1.87	1.95	43,749
Vested and exercisable as of December 31, 2020	2,182	2.32	1.89	52,828
The weighted average grant date fair value of share options granted during the years ended December 31, 2018, 2019 and 2020 were US$0.33, US$4.12 and US$23.37, respectively. The total fair value of options vested during the years ended December 31, 2018, 2019 and 2020 were nil, RMB2,771 and RMB11,087 (US$1,699), respectively.
Under the option plan, options are only exercisable subject to the grantee’s continuous service and completion of the Company’s IPO, and options for which the service condition has been satisfied are forfeited should employment terminate before the Company’s public listing. As the effectiveness of an IPO is not within the control of the Company, it is not deemed probable to occur for accounting purposes until the effective date of the IPO which was on October 24, 2019. Therefore, for the year ended December 31, 2018, no compensation expenses were recorded for the share options granted to the Group’s employees. As of December 31, 2020, the unrecognized compensation expenses related to the options granted under the 2015 Plan was estimated to US$12,320 (RMB80,388) and is expected to be recognized through the remaining vesting period of each grant. As of December 31, 2020, the weighted average remaining vesting period was 2.40 years.

F-4
4

YOUDAO, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts in thousands, except for share and per share data unless otherwise stated)

16. Net Loss per Share
The following table sets forth the computation of basic and diluted net loss per share for the years ended December 31, 2018, 2019 and 2020:

	For the year ended December 31,
	2018	2019	2020
	RMB	RMB	RMB
Numerator:
Net loss	(209,295)	(601,455)	(1,753,352)
Net loss/(income) attributable to noncontrolling interests	385	(48)	563
Accretions of preferred shares to redemption value (Note 13)	(30,311)	(35,893)	—

Net loss attributable to ordinary shareholders of the Company	(239,221)	(637,396)	(1,752,789)

Denominator:
Weighted average number of ordinary shares/ADSs outstanding, basic	85,346,790	95,445,982	112,864,452
Weighted average number of ordinary shares/ADSs outstanding, diluted	85,346,790	95,445,982	112,864,452
Net loss per share/ADS, basic	(2.80)	(6.68)	(15.53)

Net loss per share/ADS, diluted	(2.80)	(6.68)	(15.53)

Basic and diluted loss per share are computed using the weighted average number of ordinary shares/ADS outstanding during the period.
6,814,815 preferred shares and options for the purchase of 6,991,000 ordinary shares as of December 31, 2018, options for the purchase of 5,047,330 ordinary shares as of December 31, 2019 and options for the purchase of 6,363,378 ordinary shares as of December 31, 2020, respectively, were excluded from the computation of diluted net loss per share for the years then ended because of their anti-dilutive effect.
17. Financial Instruments
Fair value
The following table sets forth the major financial instruments, measured at fair value, by level within the fair value hierarchy as of December 31, 2019 and 2020:

	Fair value measurements
	Total	Quoted prices in active market for identical assets (Level 1)	Significant other observable inputs (Level 2)
	RMB	RMB	RMB
As of December 31, 2019
Time deposits	1,325,737	1,325,737	—
Short-term investments	121,126	—	121,126

Total	1,446,863	1,325,737	121,126

As of December 31, 2020
Time deposits	263	263	—
Short-term investments	584,999	—	584,999

Total	585,262	263	584,999

F-4
5

YOUDAO, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts in thousands, except for share and per share data unless otherwise stated)
17. Financial Instruments (Continued)
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
18. Commitments and Contingencies
(a) Commitments
As of December 31, 2020,
t
he Group’s future minimum commitments under
non-cancelable
agreements were as follows:

	Less than one year	One to three years	More than three years	Total
	RMB	RMB	RMB	RMB
Purchase commitments	338,910	5,090	3,160	347,160
Capital commitments	25,947	—	—	25,947

Total	364,857	5,090	3,160	373,107

Purchase commitments mainly include commitments for content, marketing activities and purchase of learning products.
Capital commitments mainly include commitments on purchase of fixed assets and the payment on leasehold improvements.
(b) Litigation
From time to time, the Group is involved in claims and legal proceedings that arise in the ordinary course of business. Based on currently available information, management does not believe that the ultimate outcome of any unresolved matters, individually and in the aggregate, is reasonably possible to have a material adverse effect on the Group’s financial position, results of operations or cash flows. However, litigation is subject to inherent uncertainties and the Group’s view of these matters may change in the future. The Group records a liability when it is both probable that a liability has been incurred and the amount of the loss can be reasonably estimated. The Group reviews the need for any such liability on a regular basis. The Group has not recorded any material liabilities in this regard as of December 31, 2019 and 2020.
19. Related Party Transactions
During the years ended December 31, 2018, 2019 and 2020, other than disclosed elsewhere, the Group had the following material related party transactions:

Name of entity or individual	Relationships with the Group
NetEase Group	Control or under common control

F-
46

YOUDAO, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts in thousands, except for share and per share data unless otherwise stated)
19. Related Party Transactions (Continued)

(a) Transactions with related parties

	For the year ended December 31,
	2018	2019	2020
	RMB	RMB	RMB
Services and products provided to NetEase Group
Learning services provided to NetEase Group	10,485	2,913	5,826
Learning products provided to NetEase Group	—	11,418	7,607
Online marketing services provided to NetEase Group	16,763	23,249	15,860
Services and products purchased from NetEase Group
Services purchased from NetEase Group	67,094	71,631	172,437
Fixed assets and inventories purchased from NetEase Group	6,647	18,222	2,198
Loan related transactions
Interest expenses on short-term loans from NetEase Group	31,851	30,232	31,215
Equity related transactions
Deemed contribution related to acquisition of businesses under common control (Note 1)	44,024	69,603	—
Deemed contribution from NetEase Group related to issuance of preferred shares (Note 13)	4,722	—	—
Deemed distribution to NetEase	—	—	2,060
Share-based compensation under NetEase Plan	6,176	4,356	2,682
Other transactions
Disposal of Youdao Cloudnote business to NetEase Group	—	—	670
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
Deemed contribution related to acquisition of businesses under common control represents a contribution from NetEase Group.
Disposal of Youdao Cloudnote business related to disposal of Youdao Cloudnote business to an investee established by the Company and NetEase in December 2020 (Note 1).

F-
47

YOUDAO, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts in thousands, except for share and per share data unless otherwise stated)
19. Related Party Transactions (Continued)

(b) Balances with related parties

	As of December 31,
	2019	2020
	RMB	RMB
Amounts due from NetEase Group	14,930	4,081
Amounts due to NetEase Group	48,126	67,230
Short-term loans from NetEase Group	878,000	878,000
Short-term
l
oans as of December 31, 2019 and 2020 amounted to RMB878,000, respectively, which consisted of entrustment loans from NetEase Group through banks denominated in RMB. All of these loans were repayable within one year. However, NetEase has agreed not to require the Group to repay these loans in the twelve months from the date of issuance of financial statements, and as long as the Group are controlled by NetEase, these loans will be automatically extended for a period of eleven months each time upon our prior written request. The effective interest rate for the outstanding loans for the years ended December 31, 2019 and 2020 ranged from approximately 3.5% to 3.9% per annum. The interest expense was RMB31,851, RMB30,232 and RMB31,215, for the years ended December 31, 2018, 2019 and 2020, respectively.
20. Segment Information
As disclosed in Note 2(cc), operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker (“CODM”), or decision-making group, in deciding how to allocate resources and in assessing performance. The Group’s CODM is the Chief Executive Officer. The Group’s organizational structure is based on a number of factors that the CODM uses to evaluate, view and run its business operations which include, but are not limited to, customer base, homogeneity of products and technology. The Group’s operating segments are based on this organizational structure and information reviewed by the Group’s CODM to evaluate the operating segment results.
Effective in the fourth quarter of 2020, the Group changed its segment disclosure to separately report the results of its learning products business. As a result, the Group now reports segments as learning services, learning products and online marketing services. This change in segment reporting aligns with the manner in which the Group’s CODM currently receives and uses financial information to allocate resources and evaluate the performance of reporting segments. This change in segment presentation does not affect consolidated balance sheets, consolidated statements of operations and comprehensive loss or consolidated statements of cash flows. The Group retrospectively revised prior year segment information, to conform to current year presentation.
The Group currently does not allocate operating expenses or assets to its segments, as its CODM does not use such information to allocate resources or evaluate the performance of the operating segments.

F-
48

YOUDAO, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts in thousands, except for share and per share data unless otherwise stated)
20. Segment Information (Continued)

The table below provides a summary of the Group’s segment results for the years ended December 31, 2018, 2019 and 2020.

	For the year ended December 31,
	2018	2019	2020
	RMB	RMB	RMB
Net revenues
Learning services	398,186	699,826	2,154,669
Learning products	30,530	152,044	539,962
Online marketing services	302,882	453,013	472,884

Total net revenues	731,598	1,304,883	3,167,515

Cost of revenues
Learning services	314,625	513,060	1,010,364
Learning products	20,502	107,609	355,970
Online marketing services	180,006	313,592	346,895

Total cost of revenues	515,133	934,261	1,713,229

Gross margin
Learning services	21%	27%	53%
Learning products	33%	29%	34%
Online marketing services	41%	31%	27%
Total gross margin	30%	28%	46%

F-
49

YOUDAO, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts in thousands, except for share and per share data unless otherwise stated)

21. Restricted Net Assets
Relevant PRC laws and regulations permit PRC companies to pay dividends only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Additionally, the Company’s PRC subsidiaries and VIEs can only distribute dividends upon approval of the shareholders after they have met the PRC requirements for appropriation to the general reserve fund and the statutory surplus fund respectively. The general reserve fund and the statutory surplus fund require that annual appropriations of 10% of net after-tax
income should be set aside prior to payment of any dividends. As a result of these and other restrictions under PRC laws and regulations, the PRC subsidiaries and VIEs are restricted in their ability to transfer a portion of their net assets to the Company either in the form of dividends, loans or advances, which restricted portion amounted to approximately RMB108.6 million as of December 31, 2020. Even though the Company currently does not require any such dividends, loans or advances from the PRC subsidiaries and VIEs for working capital and other funding purposes, the Company may in the future require additional cash resources from its PRC subsidiaries and VIEs due to changes in business conditions, to fund future acquisitions and developments, or merely declare and pay dividends to or distributions to the Company’s shareholders.
22. Subsequent Events
In February 2021, the Company completed a
follow-on
public offering and issued 7,000,000 ADSs, representing 7,000,000 Class A ordinary shares for net proceeds of approximately US$231.6 million after deducting the underwriter commissions and relevant offering expenses.
In April 2021, the Company entered into a
three-year US$300
million revolving loan facility agreement with NetEase. In addition, a bank group provided a commitment letter in April with a three-year US$150 million revolving loan facility under the guarantee of NetEase. The use of proceeds of the facilities are both for general corporate purposes.
23. Parent Company Only Condensed Financial Information
The Company performed a test on the restricted net assets of its consolidated subsidiaries and VIEs in accordance with Securities and Exchange Commission Regulation
S-X
Rule
4-08
(e) (3), “General Notes to Financial Statements” and concluded that it was applicable for the Company to disclose the financial information for the Company only.
The subsidiaries did not pay any dividend to the Company for the years presented. Certain information and footnote disclosures generally included in financial statements prepared in accordance with U.S. GAAP have been condensed and omitted. The footnote disclosures contain supplemental information relating to the operations of the Company, as such, these statements are not the general-purpose financial statements of the reporting entity and should be read in conjunction with the notes to the consolidated financial statements of the Company.
The Company did not have significant capital and other commitments, or guarantees as of December 31, 2020.

F-5
0

YOUDAO, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts in thousands, except for share and per share data unless otherwise stated)
23. Parent Company Only Condensed Financial Information (Continued)

Condensed Balance Sheets

	As of December 31,
	2019	2020	2020
	RMB	RMB	US$
			Note 2(e)
ASSETS
Current assets:
Cash and cash equivalents	111,310	117,400	17,992
Time deposits	1,255,716	—	—
Prepayment and other current assets	9,819	1,020,637	156,419

Total current assets	1,376,845	1,138,037	174,411

Total assets	1,376,845	1,138,037	174,411

LIABILITIES AND SHAREHOLDERS’ EQUITY/(DEFICIT)
Current liabilities:
Amounts due to NetEase Group	—	2,059	315
Investments in subsidiaries and VIEs	1,060,693	2,536,385	388,717
Accrued liabilities and other payables	10,544	3,655	561

Total current liabilities	1,071,237	2,542,099	389,593
Non-current liabilities:
Other non-current liabilities	5,517	4,043	620

Total non-current liabilities	5,517	4,043	620

Total liabilities	1,076,754	2,546,142	390,213

Shareholders’ equity/(deficit):
Class A ordinary shares, US$0.0001 par value	16	18	3
Class B ordinary shares, US$0.0001 par value	56	56	9
Additional paid-in capital	2,232,841	2,309,963	354,017
Accumulated deficit	(1,920,081)	(3,674,034)	(563,070)
Accumulated other comprehensive loss	(14,527)	(47,058)	(7,213)
Statutory reserves	1,786	2,950	452

Total shareholders’ equity/(deficit)	300,091	(1,408,105)	(215,802)

Total liabilities and shareholders’ equity/(deficit)	1,376,845	1,138,037	174,411

F
-
5
1

YOUDAO, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts in thousands, except for share and per share data unless otherwise stated)
23. Parent Company Only Condensed Financial Information (Continued)

Condensed Statements of Operations and Comprehensive Loss

	For the year ended December 31,
	2018	2019	2020	2020
	RMB	RMB	RMB	US$
				Note 2(e)
Operating expenses:
General and administrative expenses	(1,263)	(17,255)	(13,008)	(1,994)

Total operating expenses	(1,263)	(17,255)	(13,008)	(1,994)

Loss from operations	(1,263)	(17,255)	(13,008)	(1,994)
Interest income	—	5,396	22,060	3,381
Others, net	(4,774)	(4,492)	792	121
Share of loss of subsidiaries and VIEs	(202,873)	(585,152)	(1,762,633)	(270,135)

Loss before tax	(208,910)	(601,503)	(1,752,789)	(268,627)

Net loss	(208,910)	(601,503)	(1,752,789)	(268,627)
Accretions of convertible redeemable preferred shares to redemption value (Note 13)	(30,311)	(35,893)	—	—

Net loss attributable to ordinary shareholders of the Company	(239,221)	(637,396)	(1,752,789)	(268,627)

Net loss	(208,910)	(601,503)	(1,752,789)	(268,627)
Other comprehensive income/(loss):
Foreign currency translation adjustment	496	(15,023)	(32,531)	(4,986)

Total other comprehensive income/(loss)	496	(15,023)	(32,531)	(4,986)

Total comprehensive loss	(208,414)	(616,526)	(1,785,320)	(273,613)
Accretions of convertible redeemable preferred shares to redemption value (Note 13)	(30,311)	(35,893)	—	—

Comprehensive loss attributable to ordinary shareholders of the Company	(238,725)	(652,419)	(1,785,320)	(273,613)

YOUDAO, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts in thousands, except for share and per share data unless otherwise stated)
23. Parent Company Only Condensed Financial Information (Continued)

Condensed Statements of Cash Flows

	For the year ended December 31,
	2018	2019	2020	2020
	RMB	RMB	RMB	US$
				Note 2(e)
Cash flows from operating activities:
Net cash provided by/(used in) operating activities	405	(782)	14,409	2,208

Cash flows from investing activities:
Placement of time deposits	—	(1,270,536)	(20,663)	(3,166)
Proceeds from maturities of time deposits	—	—	1,257,689	192,749
Capital injection to a subsidiary	(1,592)	—	—	—
Loans to subsidiaries	(427,591)	(132,062)	(1,236,543)	(189,509)
Payment for equity investment	—	—	(670)	(103)

Net cash used in investing activities	(429,183)	(1,402,598)	(187)	(29)

Cash flows from financing activities:
Proceeds received from Pre-IPO ordinary shareholders	41	—	—	—
Proceeds received from preferred shareholders, net of issuance cost	430,341	—	—	—
Proceeds from the issuance of IPO shares, net of issuance cost	—	630,364	—	—
Proceeds from concurrent private placement	—	881,662	—	—
Proceeds from noncontrolling interests and other shareholders	711	—	—	—
Payment of offering expenses	—	—	(7,909)	(1,212)
Proceeds from issuance of ordinary shares pursuant to incentive plan	—	—	34,468	5,282

Net cash provided by financing activities	431,093	1,512,026	26,559	4,070

Effect of exchange rate changes on cash and cash equivalents	1,120	(771)	(34,691)	(5,317)

Net increase in cash and cash equivalents	3,435	107,875	6,090	932
Cash and cash equivalents at the beginning of the year	—	3,435	111,310	17,060

Cash and cash equivalents at the end of the year	3,435	111,310	117,400	17,992

F-53