Form 20-F
period 2021-12-31
Youdao, Inc.
filed 2022-04-28
CIK 1781753

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM
20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended
December 31
, 2021
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
[None]
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
[None]

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.
125,969,446 ordinary shares, comprised of 37,681,086 Class A ordinary shares, par value US$0.0001 per share, and 88,288,360 Class B ordinary shares, par value US$0.0001 per share, as of December 31, 2021.
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
(§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).    Yes  ☒    No  ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer or a non-accelerated
filer or an emerging growth company. See definition of “large accelerated filer,”accelerated filer,” and “emerging growth company” in Rule
12b-2
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

INTRODUCTION
Except where the context otherwise indicates and for the purpose of this annual report only:

•	“Academic AST Business” refers to after-school tutoring services for academic subjects included in China’s compulsory education system;

•	“ADSs” refers to our American depositary shares, each of which represents one Class A ordinary share;

•	“AST” refers to after-school tutoring;

•	“CAC” refers to the Cyberspace Administration of China;

•	“Class A ordinary share” refers to our Class A ordinary shares, par value US$0.0001 per share;

•	“Class B ordinary share” refers to our Class B ordinary shares, par value US$0.0001 per share;

•	“gross billings” for a specific period refers to the total amount of consideration for our tutoring services , net of the total amount of refunds, in such period;

•	“Linjiedian Education” refers to Hangzhou NetEase Linjiedian Education Technology Co., Ltd., a company incorporated under PRC laws;

•	“MAA” refers to the fourth amended and restated memorandum and articles of association of our company, currently effective;

•	“NetEase” refers to NetEase, Inc. (NASDAQ: NTES; HKEX: 9999), our controlling shareholder;

•	“NetEase Group” refers to NetEase and its subsidiaries and consolidated variable interest entities other than us and the entities controlled by us;

•	“NYSE” refers to the New York Stock Exchange;

•	“paid courses” refers to our tutoring services for which we charge not less than RMB50 per course package;

•
“paid user enrollments” for a specified period refers to the cumulative number of paid courses enrolled in by our users, including multiple paid courses enrolled in by the same user, after deducting the number of courses the tuition of which were fully refunded;

•	“preferred shares” prior to our initial public offering refers to our Series A preferred shares, par value US$0.0001 per share;

•	“RMB” or “Renminbi” refers to the legal currency of China;

•	“shares” or “ordinary shares” refers to our Class A and Class B ordinary shares, per value US$0.0001 per share;

•	“STEAM courses” refers to courses that offer science, technology, engineering, the arts and mathematics as access points for guiding student inquiry, dialogue, and critical thinking;

•
“user enrollments” for a specified period refers to the cumulative number of courses enrolled in by our users, including multiple courses enrolled in by the same user, after deducting the number of courses the tuition of which were fully refunded;

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

•
“Youdao,” “we,” “us,” “our company,” and “our” refer to Youdao, Inc., a Cayman Islands company and its subsidiaries and, in the context of describing its consolidated financial information, business operations and operating data, its VIEs and their subsidiaries;

•	“Youdao Computer” refers to Beijing NetEase Youdao Computer System Co., Ltd., a company incorporated under PRC laws;

•	“Youdao Education” refers to Youdao Education Technology (Hong Kong) Limited, a company incorporated under Hong Kong laws;

•	“Youdao Hangzhou” refers to NetEase Youdao Information Technology (Hangzhou) Co., Ltd.;

•	“Youdao HK” refers to Youdao (Hong Kong) Limited, a company incorporated under Hong Kong laws;

•	“Youdao Information” refers to NetEase Youdao Information Technology (Beijing) Co., Ltd., a company incorporated under PRC laws; and

•	“Youdao Smart Technology” refers to NetEase Youdao (Hangzhou) Smart Technology Co., Ltd., a company incorporated under PRC laws.
We generate MAUs from the users of our products and our tutoring services. With respect to the MAU data used in this annual report:

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

We have recently disposed of our Academic AST Business, as part of our efforts to fully comply with the new regulatory requirements adopted by the PRC government in the second half of 2021. As a result, the historical financial results of our Academic AST Business are reflected in our audited consolidated financial statements as discontinued operations accordingly. Unless otherwise stated, the financial information and non-GAAP
financial measures disclosed in this annual report refer to our continuing operations.
Unless otherwise noted, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this annual report are made at RMB6.3726 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on December 30, 2021. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, or at all.

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
Forward-looking statements appear in a number of places in this annual report and include, but are not limited to, statements regarding our intent, belief or current expectations. Forward-looking statements are based on our management’s beliefs and assumptions and on information currently available to our management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors, including, but not limited to, those identified under the section entitled “Item 3. Key Information—3.D. Risk Factors” in this annual report. These risks and uncertainties include factors relating to:

•	general economic, political, demographic and business conditions in China and globally;

•	our ability to implement our growth strategies;

•	the success of operating initiatives, including advertising and promotional efforts and new product and content development by us and our competitors;

•	our ability to develop and apply our technologies to support and expand our offerings;

•	the expected growth of the intelligent learning industry in China and globally;

•	our ability to compete and conduct our business in the future;

•	our ability to offer new learning content;

•	the availability of qualified personnel and the ability to retain such personnel;

•	competition in the intelligent learning industry, particularly the segments of learning services and smart devices in China;

•	the outbreak of COVID-19;

•	changes in government policies and regulations and our ability to adapt our operations and business practices to the evolving PRC regulatory environment;

•	other factors that may affect our financial condition, liquidity and results of operations; and

•	other risk factors discussed under “Item 3. Key Information—3.D. Risk Factors.”
Should any of these risks or uncertainties materialize, or should the underlying assumptions about our business and the markets in which we operate prove incorrect, our actual results may vary materially from those described as anticipated, estimated or expected in this annual report.
Forward-looking statements speak only as of the date they are made, and except to the extent required by applicable laws and regulations, we do not undertake any obligation to update them in light of new information or future developments or to release publicly any revisions to these statements in order to reflect later events or circumstances or to reflect the occurrence of unanticipated events.

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS
Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE
Not applicable.

ITEM 3.	KEY INFORMATION
Youdao, Inc. is a Cayman Islands holding company. It conducts its operations in China through its PRC subsidiaries and consolidated variable interest entities, or the VIEs, and their subsidiaries. However, we and our direct and indirect subsidiaries do not, and it is virtually impossible for them to, have any equity interests in the VIEs in practice as current PRC laws and regulations restrict foreign investment in companies that engage in value-added telecommunication services. As a result, we depend on certain contractual arrangements with the VIEs to operate a significant portion of our business. This structure allows us to exercise effective control over the VIEs, and be considered the primary beneficiary of the VIEs, which serves the purpose of consolidating the VIEs’ operating results in our financial statements under the U.S. GAAP. This structure also provides contractual exposure to foreign investment in such companies. The VIEs are owned by certain nominee shareholders, not us. All of these nominee shareholders are also beneficial owners and directors of the company. Investors in our ADSs are purchasing equity securities of a Cayman Islands holding company rather than equity securities issued by our subsidiaries and the VIEs. Investors who are non-PRC
residents may never directly hold equity interests in the VIEs under current PRC laws and regulations. As used in this annual report, “we,” “us,” “our company,” “our,” or “Youdao” refers to Youdao, Inc. and its subsidiaries, and, in the context of describing our consolidated financial information, business operations and operating data, our consolidated VIEs and their subsidiaries. We refer to Youdao Information, Youdao Smart Technology and Youdao Hangzhou as the PRC subsidiaries in the context of describing of their activities. We refer to Youdao Computer and Linjiedian Education as the VIEs in the context of describing their activities and contractual arrangements with us. The VIEs primarily conduct operations in China, and such VIEs are consolidated for accounting purposes but is not entities in which we own equity, and our company does not conduct operations by ourselves.
Our corporate structure involves unique risks to investors in the ADSs. In 2019, 2020 and 2021, the amount of revenues generated by the VIEs and their subsidiaries accounted for 74.6%, 71.0% and 68.5%, respectively, of our total net revenues. As of December 31, 2020 and 2021, the total assets of the VIEs and their subsidiaries, excluding amounts due from other companies in the Group, equaled to 16.1% and 50.3% of our consolidated total assets as of the same dates, respectively. The historical fluctuations in such percentage are primarily due to changes in the restricted cash balance in the government custodian account of the VIEs. As of the date of this annual report, to the best knowledge of our company, our directors and management, the VIE agreements have not been tested in a court of law in the PRC. If the PRC government deems that our contractual arrangements with the VIEs do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to material penalties or be forced to relinquish our interests in those operations or otherwise significantly change our corporate structure. We and our investors face significant uncertainty about potential future actions by the PRC government that could affect the legality and enforceability of the contractual arrangements with the VIEs and, consequently, significantly affect our ability to consolidate the financial results of the VIEs and the financial performance of our company as a whole. Our ADSs may decline in value or become worthless if we are unable to effectively enforce our contractual control rights over the assets and operations of the VIEs that conduct a significant portion of our business in China. See “Item 3. Key Information—3.D. Risk Factor—Risks Related to Our Corporate Structure—There are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations, and rules relating to the agreements that establish the VIE structure for our operations in China, including potential future actions by the PRC government, which could affect the enforceability of our contractual arrangements with the VIEs and, consequently, significantly affect the financial condition and results of operations performance of Youdao. If the PRC government finds our contractual arrangements non-compliant
with relevant PRC laws, regulations, and rules, or if these laws, regulations, and rules or the interpretation thereof change in the future, we could be subject to severe penalties or be forced to relinquish our interests in the VIEs. ” for detailed discussion.

Contractual Arrangements and Corporate Structure
We are a Cayman Islands company and currently conduct substantially all of our business operations in the PRC through Youdao Information, our subsidiary incorporated in the PRC, and the VIEs and their subsidiaries. Youdao Information controls Youdao Computer and Linjiedian Education, Youdao’s VIEs, through a series of contractual arrangements. We conduct a significant portion of our businesses in China through Youdao Computer. It is the VIEs that hold our key operating licenses, provide services to our customers, and enter into contracts with our suppliers. We operate our businesses this way because PRC laws and regulations restrict foreign investment in companies that engage in value-added telecommunication services. These contractual arrangements entered into with the VIEs allow us to (i) exercise effective control over the VIEs, (ii) receive substantially all of the economic benefits of the VIEs, and (iii) have an exclusive option to purchase all or part of the equity interests in the VIEs when and to the extent permitted by PRC law. These contractual arrangements include the operating agreement, equity pledge agreement, exclusive purchase option agreement, shareholder voting right trust agreement, loan agreement, and cooperation agreement, as the case may be. As a result of these contractual arrangements, we exert effective control over, and are considered the primary beneficiary of, the VIEs and consolidate their operating results in our financial statements under U.S. GAAP.
We do not have any equity interests in the VIEs who are owned by certain nominee shareholders. As a result, even though these contractual arrangements allow us to exercise effective control over the VIEs and be considered the primary beneficiary of the VIEs, which results in the consolidation of VIEs’ operating results in our financial statements under the U.S. GAAP, such control may be less effective than equity ownership, and we could face heightened risks and costs in enforcing these contractual arrangements, because there are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations, and rules relating to the legality and enforceability of these contractual arrangements. For the risks related to the nominee shareholders of Youdao’s VIEs, see “—3.D. Risk Factor—Risks Related to our Corporate Structure—Any failure by the VIEs or their shareholders to perform their obligations under our contractual arrangements with them would have a material adverse effect on our business.” If the PRC government finds such agreements to be illegal, we could be subject to severe penalties or be forced to relinquish our interests in the VIEs.
Permission Required from the PRC Authorities for Our Operations and Offerings
Except as disclosed in “Item 3. Key Information—3.D. Risk Factors—Risk Related to Our Business and Industry—Our failure to obtain, maintain or renew other licenses, approvals, permits, registrations or filings necessary to conduct our operations in China could have a material adverse impact on our business, financial condition and results of operations.” and “Item 3. Key Information—3.D. Risk Factors—Risk Related to Our Business and Industry—We may face risks and uncertainties with respect to the licensing requirement for internet audio-visual programs”, based on the advice of our PRC legal counsel, we believe our PRC subsidiaries and VIEs have obtained the requisite licenses and permits from the PRC government authorities that are necessary for their business operations in China, including the ICP license, the Publication Operation Permit and the Permit for Production and Operation of Radio and TV Program. Given the uncertainties of interpretation and implementation of relevant laws and regulations and the enforcement practice by relevant government authorities, we may be required to obtain additional licenses, permits, filings, or approvals for our business operations in the future. If we or any of Youdao’s VIEs is found to be in violation of any existing or future PRC laws or regulations, or fail to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities would have broad discretion to take action in dealing with such violations or failures. In addition, if we had inadvertently concluded that such approvals, permits, registrations or filings were not required, or if applicable laws, regulations or interpretations change in a way that requires us to obtain such approval, permits, registrations or filings in the future, we may be unable to obtain such necessary approvals, permits, registrations or filings in a timely manner, or at all, and such approvals, permits, registrations or filings may be rescinded even if obtained. Any such circumstance may subject us to fines and other regulatory, civil or criminal liabilities, and we may be ordered by the competent government authorities to suspend relevant operations, which will materially and adversely affect our business operation. For risks relating to licenses and approvals required for our operations in China, see “Item 3. Key Information—3.D. Risk Factors—Risks Related to Our Business and Industry—Our failure to obtain, maintain or renew other licenses, approvals, permits, registrations or filings necessary to conduct our operations in China could have a material adverse impact on our business, financial condition and results of operations” and “Item 3. Key Information—3.D. Risk Factors—Risk Related to Our Business and Industry—We may face risks and uncertainties with respect to the licensing requirement for internet audio-visual programs.”

In addition, the PRC government has recently indicated an intent to exert more oversight over overseas securities offerings and published a series of laws and regulations to regulate such transactions. In connection with our prior overseas offerings and NYSE listing status, as of the date of this annual report, we (i) have not been required to obtain any permission from or complete any filing with the CSRC, and (ii) have not been required to go through a cybersecurity review by the CAC. As advised by our PRC legal counsel, under the currently effective PRC laws and regulations, we are not required to obtain any permission from or complete any filing with CSRC or go through a cybersecurity review by the CAC to conduct a security offering or maintain our listing status on the NYSE, based on their consultation with competent government authorities.
However, there are substantial uncertainties as to how PRC governmental authorities will regulate overseas listings and offerings in general and whether we are required to complete any filing or obtain any specific regulatory approval from the CSRC, the CAC or any other PRC governmental authorities for our future overseas securities offerings. If we had inadvertently concluded that such approvals were not required, or if applicable laws, regulations or interpretations change in a way that requires us to complete such filings or obtain such approvals in the future, we may be unable to fulfill such requirements in a timely manner, or at all, and such approvals may be rescinded even if obtained. Any such circumstance could subject us to penalties, including fines, suspension of business and revocation of required licenses, significantly limit or completely hinder our ability to continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. For more detailed information, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—The approval, filing or other requirements of the China Securities Regulatory Commission or other PRC government authorities may be required under PRC law in connection with our issuance of securities overseas or maintenance of the listing status of our ADSs, and the PRC government’s oversight and discretion over our business operations could result in a material adverse change in our operations and the value of our ADSs.”
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

(3)
Shareholders of Youdao Computer are William Lei Ding, our director (who is also the chief executive officer, a director and a major shareholder of NetEase, our controlling shareholder), and Feng Zhou, our Chief Executive Officer and director, each holding approximately 71% and 29%, respectively, of Youdao Computer’s equity interests.

Contractual Arrangements with the VIEs and the VIEs’ Respective Shareholders
Current PRC laws and regulations impose certain restrictions or prohibitions on foreign ownership of companies that engage in value-added telecommunication services and certain other businesses. We are a company registered in the Cayman Islands. Youdao Information, our PRC subsidiary, is considered a foreign-invested enterprise. To comply with the foregoing restrictions imposed by PRC laws and regulations on foreign investments, we conduct a significant portion of our businesses in China through Youdao Computer and Linjiedian Education, the VIEs in the PRC, based on a series of contractual arrangements between us and the VIEs and their respective shareholders. As a result of these contractual arrangements, we exert effective control over, and are considered the primary beneficiary of, the VIEs and consolidate their operating results in our financial statements under the U.S. GAAP. In 2019, 2020 and 2021, the amount of revenues generated by the VIEs and their subsidiaries accounted for 74.6%, 71.0% and 68.5%, respectively, of our total net revenues. As a result, our ability to pay dividends depends upon dividends paid by our subsidiaries which, in turn, depends on the payment of service fees to our PRC subsidiaries by the VIEs in the PRC pursuant to certain contractual arrangements among our PRC subsidiaries, the VIEs and the VIEs’ shareholders. In 2019, 2020 and 2021, the amount of service fees charged by our PRC subsidiaries to the VIEs was RMB622.1 million, RMB1,964.8 million and RMB3,473.5 million (US$545.1 million) (without giving effects to the discontinued operation presentation of our historical financial results as a result of the disposal of our Academic AST Business), respectively. We expect that the amounts of such service fees will increase in the foreseeable future as our PRC business continues to grow.
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
In the opinion of Tian Yuan Law Firm, our PRC legal counsel, save for the uncertainties disclosed in this annual report, the contractual arrangements described in the “Item 4. Information on the Company—4.C. Organizational Structure—Contractual Arrangements with the VIEs and the VIEs’ Respective Shareholders” are valid, binding and enforceable under current PRC law. However, our PRC legal counsel has also advised us that there are substantial uncertainties regarding the interpretation and application of current or future PRC laws and regulations. Accordingly, the PRC regulatory authorities may take a view that is contrary to the opinion of our PRC legal counsel. It is uncertain whether any new PRC laws or regulations relating to VIE structures will be adopted or if adopted, how they would affect the VIE structure. We have been further advised by our PRC legal counsel that if the PRC government authorities find that the agreements that establish the structure for operating our value-added telecommunication services and other business do not comply with PRC government restrictions on foreign investment in such businesses, we could be subject to severe penalties including being prohibited from continuing operations. Additionally, these contractual arrangements may not be as effective as equity ownership in providing us with effective control over the VIEs. If the VIEs or their shareholders fail to perform their respective obligations under such contractual arrangements, we could be limited in our ability to enforce such contractual arrangements that give us effective control over our business operations in the PRC and may have to incur substantial costs and expend additional resources to enforce such arrangements. We may also have to rely on legal remedies under PRC law, including seeking specific performance or injunctive relief, and claiming damages, which we cannot assure will be effective. Additionally, the ability of our PRC subsidiaries to pay dividends to us is limited by certain PRC legal restrictions on the payment of dividends by PRC companies and foreign exchange control, among others, which prevent us from having unfettered access to our PRC subsidiaries’ and VIEs’ revenues. Our access to the VIEs’ revenues is also limited since we do not have equity ownership in the VIEs and have to rely on the payment of service fees by the VIEs to our PRC subsidiaries. For a more detailed description of the risks related to these contractual arrangements and our corporate structure, please see “Item 3. Key Information—3.D. Risk Factors—Risks Related to Our Corporate Structure.”

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

We face various legal and operational risks and uncertainties as a company based in and primarily operating in China. The PRC government has significant authority to exert influence on the ability of a China-based company, like us, to conduct its business, accept foreign investments or maintain our status as a company listed on a U.S. stock exchange. For example, we face risks associated with regulatory approvals of offshore offerings, anti-monopoly regulatory actions, cybersecurity and data privacy, regulations on the use of variable interest entities, as well as the lack of inspection from the U.S. Public Company Accounting Oversight Board, or PCAOB, on our auditors. The PRC government may also intervene with or influence our operations as the government deems appropriate to further regulatory, political and societal goals. The PRC government has recently published new policies that significantly affected our industry and we cannot rule out the possibility that it will in the future further release regulations or policies regarding our industry that could adversely affect our business, financial condition and results of operations. Any such action could cause the value of such securities to significantly decline or in extreme cases, become worthless. “Item 3. Key Information—3.D. Risk Factors—Risks Related to Doing Business in China” for detailed discussion.
You should carefully consider all of the information in this annual report before making an investment in the ADSs. Below please find a summary of the principal risks and uncertainties we face, organized under relevant headings. In particular, as we are a China-based company incorporated in the Cayman Islands, you should pay special attention to subsections headed “Item 3. Key Information—3.D. Risk Factors—Risks Related to Doing Business in China” and “Item 3. Key Information—3.D. Risk Factors—Risks Related to Our Corporate Structure.”
3.A. [Reserved]
3.B. Capitalization and Indebtedness
Not applicable.
3.C. Reason for the Offer and Use of Proceeds
Not applicable.
3.D. Risk Factors
Below please find a summary of the principal risks we face, organized under relevant headings.
Risks Related to Our Business and Industry
Risks and uncertainties related to our business and industry include, but are not limited to, the following:

•	The changes in our business strategies and offerings may make it difficult to evaluate our future prospects.

•
Significant uncertainties exist in relation to the interpretation and implementation of, or proposed changes to, the PRC laws, regulations and policies regarding the private education industry. In particular, our compliance with the Opinions on Further Alleviating the Burden of Homework and After-School Tutoring for Students in Compulsory Education and the implementation measures issued thereunder by the relevant PRC government authorities has materially and adversely affected and will materially and adversely affect our business, financial condition, results of operations and prospect.

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

•
A significant interruption in the operations of our suppliers for smart devices could potentially affect our operations and any material misconduct or disputes against our suppliers could potentially harm our business and reputation.

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

•
The approval, filing or other requirements of the China Securities Regulatory Commission or other PRC government authorities may be required under PRC law in connection with our issuance of securities overseas or maintenance of the listing status of our ADSs, and the PRC government’s oversight and discretion over our business operations could result in a material adverse change in our operations and the value of our ADSs.

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
Risks Related to Our Corporate Structure
Risks and uncertainties related to our corporate structure include, but are not limited to, the following:

•
There are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations, and rules relating to the agreements that establish the VIE structure for our operations in China, including potential future actions by the PRC government, which could affect the enforceability of our contractual arrangements with the VIEs and, consequently, significantly affect our financial condition and results of operations. If the PRC government finds our contractual arrangements non-compliant
with relevant PRC laws, regulations, and rules, or if these laws, regulations, and rules or the interpretation thereof change in the future, we could be subject to severe penalties or be forced to relinquish our interests in the VIEs.

•	Any failure by the VIEs or their shareholders to perform their obligations under our contractual arrangements with them would have a material adverse effect on our business.

•	Uncertainties exist with respect to the interpretation and implementation of the newly enacted Foreign Investment Law and how it may impact our business, financial condition and results of operations.

•
We rely on contractual arrangements with Youdao’s VIEs and their shareholders for a large portion of our business operations which may not be as effective as equity ownership in providing operational control.

Risks Related to Doing Business in China
We are also subject to risks and uncertainties related to doing business in China include, but are not limited to, the following:

•	Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business and operations.

•
Uncertainties with respect to the PRC legal system, including uncertainties regarding the enforcement of laws, and sudden or unexpected changes in policies, laws and regulations in China, could adversely affect us.

•
You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions in China against us or our management named in the annual report based on foreign laws.

•
The PCAOB is currently unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections over our auditor deprives our investors with the benefits of such inspections.

•
Our ADSs may be delisted and our ADSs and Class A ordinary shares may be prohibited from trading in the over-the-counter
market under the Holding Foreign Companies Accountable Act, or the HFCAA, if the PCAOB is unable to inspect or fully investigate auditors located in China. On December 16, 2021, PCAOB issued the HFCAA Determination Report, according to which our auditor is subject to the determinations that the PCAOB is unable to inspect or investigate completely. Under the current law, delisting and prohibition from over-the-counter
trading in the U.S. could take place in 2024. If this happens there is no certainty that we will be able to list our ADSs or Class A ordinary shares on a
non-U.S.
exchange or that a market for our ADSs or Class A ordinary shares will develop outside of the U.S. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.

•
The potential enactment of the Accelerating Holding Foreign Companies Accountable Act would decrease the number of non-inspection
years from three years to two years, thus reducing the time period before our ADSs may be delisted or prohibited from over-the-counter
trading. If this bill were enacted, our ADS could be delisted from the exchange and prohibited from over-the-counter
trading in the U.S. in 2023.

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
Risks Related to Our Business and Industry
The changes in our business strategies and offerings may make it difficult to evaluate our future prospects.
We have historically generated a significant portion of our revenue from the Academic AST Business. In 2019, 2020 and 2021, the net revenues from our Academic AST Business accounted for approximately 7.5%, 20.2% and 25.0% of our net revenues (without giving effects to the discontinued operation presentation of our historical financial results as a result of the disposal of our Academic AST Business). In order to fully comply with applicable PRC regulatory requirements adopted by the PRC government in the second half of 2021, we disposed of the Academic AST Business. We are in the process of transitioning to become a leading technology-focused intelligent learning company. As part of these efforts, we recently launched a number of new products and solution offerings, such as
Youdao Listening Pod
and
Youdao Smart Learning Terminal 2.0
.
The significant changes in our business strategies and offerings not only rendered our historical results no longer indicative of our future performance, they may also have some or all of the following unintended effects:

•	Some users, customers and business partners may not receive the changes in our business strategies and offerings in a positive manner, and relationships with these parties may be jeopardized;

•	Our new products and services may not be accepted by our users as we expect;

•	Our new products and services may not attract users and customers or generate the revenue required to succeed;

•
The underlying assumptions and estimates about our new businesses and the new markets that we attempt to enter into may prove incorrect, which may cause our actual results of operations to fall short of our expectations;

•	To the extent we enter into new businesses, our previous operating history may be of limited use for investors to evaluate our future performance and prospects;

•
The development of new products and services could be costly and time-consuming and requires us to make significant investments in research and product development, develop new technologies, and increase sales and marketing efforts, all of which may not be successful;

•	Expenses will be incurred in the implementation of the new business strategies, which could be substantial; and

•
The changes in organizational structure that will be required to support the changes in our business strategies and offerings may lead to dissatisfaction among employees which could make it more difficult for us to retain key employees.

If we are unable to successfully address these risks and uncertainties, our business, financial condition and results of operations could be materially and adversely affected.
Significant uncertainties exist in relation to the interpretation and implementation of, or proposed changes to, the PRC laws, regulations and policies regarding the private education industry. In particular, our compliance with the Opinions on Further Alleviating the Burden of Homework and After-School Tutoring for Students in Compulsory Education and the implementation measures issued by the relevant PRC government authorities has materially and adversely affected and may continue to affect our business, financial condition, results of operations and prospect.

The PRC private education industry, especially the after-school tutoring sector, has experienced intense scrutiny and has been subject to significant regulatory changes recently that had materially and adversely impacted businesses in such industry. In particular, the Opinions on Further Alleviating the Burden of Homework and After-School Tutoring for Students in Compulsory Education jointly promulgated by the General Office of State Council and the General Office of Central Committee of the Communist Party of China on July 24, 2021, or the Alleviating Burden Opinion, sets out a series of operating requirements on after-school tutoring institutions, including, among other things, (i) local government authorities shall no longer approve any new after-school tutoring institutions providing tutoring services on academic subjects for students in compulsory education, or the Academic AST Institutions, and all the existing Academic AST Institutions shall be registered as non-profit
institutions, and local government authorities shall no longer approve any new after-school tutoring institutions providing tutoring services on academic subjects for preschool-age
children and students in grades 10 to 12; (ii) online after-school tutoring institutions that have filed with the local education administration authorities will be subject to review and re-approval
procedures by competent government authorities, and any failure to obtain such approval will result in the cancellation of its previous filing and ICP license; (iii) Academic AST Institutions are prohibited from raising funds by listing on stock markets or conducting any capitalization activities and listed companies are prohibited from investing in Academic AST Institutions through capital markets fund raising activities, or acquiring assets of Academic AST Institutions by paying cash or issuing securities; (iv) foreign capital is prohibited from controlling or participating in any Academic AST Institutions through mergers and acquisitions, entrusted operation, joining franchise or variable interest entities; (v) after-school tutoring institutions shall not provide tutoring services on academic subjects during national holidays, weekends and school breaks; (vi) no advertisements in connection with after-school tutoring services shall be published or broadcasted on the network platforms and billboards displayed on the mainstream media, new media, public space and residential areas; (vii) fees charged for academic subjects tutoring in compulsory education will need to follow the guidelines from the government to prevent any excessive charging or excessive profit-seeking activity; (viii) government authorities will implement risk management and control for the pre-collection
of fees by after-school tutoring institutions with requirements such as setting up third-party custodians and risk reserves, and strengthen supervision over loans regarding tutoring services; (ix) online tutoring for preschool-age
children is prohibited, and offline academic subjects (including foreign language) tutoring services for preschool-age
children is also strictly prohibited; and
(x) non-academic
tutoring shall obtain approval from relevant government authorities. The Alleviating Burden Opinion further provides that administration and supervision over academic subjects tutoring institutions for students in grades 10 to 12 shall be implemented by reference to the relevant provisions of the Alleviating Burden Opinion. It remains uncertain as to how and to what extent the administration over academic subjects tutoring institutions for students in grades 10 to 12 will be implemented by reference of the Alleviating Burden Opinion. See “Item 4. Information on the Company—4.B. Business Overview—Regulation—Regulation Related to Private Education—Regulation Related to After-school Tutoring and Educational Apps” for more details.
To implement the Alleviating Burden Opinion, in September 2021, the Chinese Ministry of Education, or the MOE, published on its official website that the MOE, together with other government authorities, issued a circular requiring all Academic AST Institutions to complete registration as non-profit
by the end of 2021 and a circular requiring all online after-school tutoring institutions that have filed with the local education administration authorities providing tutoring services on academic subjects to obtain the private school operating permit by the end of 2021, and all Academic AST Institutions and online after-school tutoring institutions shall, before completing such registration or obtaining such permit as applicable, suspend enrollment of students and charging fees. See “Item 4. Information on the Company—4.B. Business Overview—Regulation—Regulation Related to Private Education—Regulation Related to After-school Tutoring and Educational Apps” for more details.

Our business, financial condition, results of operations and prospect have been and will continue to be materially and adversely affected by the actions we have taken to date and consider taking to be in compliance with the Alleviating Burden Opinion and its implementation measures. We are closely monitoring the evolving regulatory environment and are making efforts to seek guidance from and cooperate with the government authorities to comply with the Alleviating Burden Opinion and its implementation measures. As we have recently disposed of our Academic AST Business, we no longer offer AST courses on academic subjects for students receiving compulsory education. We are closely monitoring the development of relevant laws and regulations, and we may in the future take further actions to streamline our tutoring services to comply with such applicable laws and regulations. Our tutoring services primarily include our existing online courses, and certain offline tutoring services on academic subjects for students in grades 10 to 12. For example, in February 2022, the MOE issued its 2022 Work Plan, which provides that the supervision of AST institutions for students in grades 10 to 12 shall be strictly carried out “with reference to” the relevant provisions as set forth in the Alleviating Burden Opinion. It remains uncertain whether the PRC government will promulgate more specific, stringent requirements for AST institutions providing tutoring services on academic subjects for students in grades 10 to 12. To the extent such requirements were to be implemented, we may be required to take actions to comply with such requirements including potentially ceasing to offer AST courses on academic subjects for students in grades 10 to 12. Due to the complexity and substantial uncertainty of the regulatory environment, we cannot assure you that our operations would be in full compliance with applicable laws, regulations and policies, including the Alleviating Burden Opinion and its implementation measures, in a timely manner, or at all. We may become subject to fines or other penalties or be required to terminate certain operations, in which case our business, financial condition and results of operations could be materially and adversely affected further. In addition, we may incur material impairment and severance charges as well as other material costs and expenses resulting from tuition refunds, termination of leases, dismissal of employees and other actions we take in light of the latest regulatory developments, which may have material adverse impacts on our financial condition, results of operations and prospect.
The State Council promulgated the Amended Implementation Rules for the Private Education Law, or the Amended Implementation Rules, which became effective on September 1, 2021, which provides, among others, that a private school engaging in online education activities using internet technology shall obtain the relevant private school operating permit. See “Item 4. Information on the Company—4.B. Business Overview—Regulation—Regulation Related to Private Education—The Law for Promoting Private Education and its Implementing Rules.” Further, the PRC government authorities have issued several regulations aiming to strengthen its regulation of after-school tutoring institutions, including without limitation the State Council Circular 80, the Implementation Opinions on Regulating Online After-School Training, the Opinions on Guiding and Regulating the Orderly and Healthy Development of Educational Mobile Apps, the Administrative Measures for After-School Tutoring Materials for Primary and Secondary School Students (for Trial Implementation) and the Administrative Measures for Practitioners of the After-School Tutoring Institutions (for Trial Implementation). See “Item 4. Information on the Company—4.B. Business Overview—Regulation—Regulation Related to Private Education—Regulation Related to After-school Tutoring and Educational Apps” for more details.
Certain aspects of our existing tutoring services may be deemed to not be in full compliance with the above-mentioned laws and regulations regarding online after-school tutoring services. The relevant governmental authorities have significant discretion in interpreting and implementing, and may from time to time conduct inspections on compliance with, such laws and regulations and their related local rules. We have been making and will continue to make efforts to comply with such regulations as well as requirements by relevant governmental authorities during such inspections. However, we cannot assure you that we will be able to comply with such regulations and requirements in a timely manner, or at all. If we fail to comply with these regulations and requirements, we may be subject to fines, regulatory orders to suspend our operations or other regulatory and disciplinary sanctions, which may materially and adversely affect our business and results of operations.
In addition, it is uncertain whether and how the PRC government would promulgate additional laws, regulations and guidance regarding the online private education industry, including those promulgated to apply more stringent social and ethical standards in the education sector in general, and there is no assurance that we can comply with any such newly promulgated laws and regulations in a timely manner or at all. Failure to regain compliance may materially and adversely affect our business, financial condition and results of operations. For more details of the relevant laws and regulations, please refer to “Item 4. Information on the Company—4.B. Business Overview—Regulation—Regulation Related to Private Education.”

We have a limited history in operating on a consolidated basis and, particularly, operating certain of our products and services. This may make it difficult to evaluate our future prospects and the risks and uncertainties associated with these products and services.
While the history of our business dates back to 2007 when
Youdao Dictionary
was launched, we acquired control of our principal operating entities through a number of transactions between December 2016 and November 2017. As a result, we have a limited history in operating our businesses on a consolidated basis. For more information about our history and corporate structure, see “Item 4. Information on the Company—4.A. History and Development of the Company” and “Item 4. Information on the Company—4.C. Organizational Structure.” Additionally, we have a limited history in operating certain of our major products and services. For example, as part of our efforts to transition into a leading technology-focused intelligent learning company, we introduced a series of new product and service offerings in 2021, including
Youdao Listening Pod, Youdao iCode
and
Youdao Smart Learning Terminal
. These new products and service offerings are still in their initial stages of development and have not generated significant revenues and there is no guarantee that they may become key growth drivers of our company in the future. Our limited history may make it difficult for us to evaluate our future prospects and the risks and uncertainties associated with new products and services, and our historical performance may not be indicative of our future prospects and operating results.
In addition, we acquired certain online course-related businesses in May 2019, including the operations of
NetEase Cloud Classroom, China University MOOC
and
NetEase Kada,
from the NetEase Group. Since both these businesses and our company are controlled by NetEase both before and after the acquisition, such transactions are accounted for as business combinations under common control. Therefore, the consolidated financial statements reflect the results of such acquired businesses as if the current corporate structure, including the transfer of business in May 2019, had been in existence throughout the periods presented. See our consolidated financial statements and the related notes and “Item 5. Operating and Financial Review and Prospects” included elsewhere in this annual report. Given our limited history in operating such newly acquired businesses, there is no assurance that we will be successfully improve our operating margin as a result of such acquisition and achieve operating efficiency and synergies as a result of integrating such acquired business going forward.
Managing a growing portfolio of new products and services involve significant challenges and risks, including those relating to our ability to:

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
We believe our technologies are critical to our business, particularly as we strive to make significant business transitions from an online education company focused on K12 sectors to a technology-focused intelligent learning company serving the broader education industry. Over the years, we have developed a number of core technologies to support our comprehensive suite of products and services. We also rely on technologies to build and maintain our IT infrastructure. The intelligent learning industry is subject to rapid technological changes and innovations and is affected by unpredictable product lifecycles and user preferences. Our technologies may become obsolete or insufficient, and we may have difficulties in following and adapting to technological changes in the intelligent learning industry in a timely and cost-effective manner. New technologies and solutions developed and introduced by our competitors could render our offerings less attractive or obsolete thus materially affecting our business and prospects. In addition, our substantial investments in technology may not produce expected results. If we fail to continue to develop, innovate and utilize our technologies or if our competitors develop or apply more advanced technologies, our business, financial condition and results of operations could be materially and adversely affected.
We may not be effective in broadening our monetization channels.
We plan to explore additional opportunities to monetize our user base, content and technologies by, for example, offering additional technology solutions to our existing business customers, provide innovative services and solutions to our new customers, users and/or business partner in response to their evolving business needs, and providing additional subscription options to users to increase their spending with us. If these efforts fail to achieve our anticipated results, we may not be able to increase or maintain our revenue growth. Specifically, in order to increase the number of our users and their levels of engagement and spending, we will need to address a number of challenges, including providing consistently high-quality and effective learning content, products and services; continuing to innovate and stay ahead of our competitors; and improving the effectiveness and efficiency of our sales and marketing efforts. If we fail to address any of these challenges, especially if we fail to offer high-quality learning content, products and services to meet user preferences and demands, we may not be successful in increasing the number of our users and increasing their spending, which could have a material adverse impact on our business, financial condition and results of operations.
In addition, we have made progress in the commercialization of education digitalization solutions. For example, in 2021, we launched the second generation of
Youdao Smart Learning Terminal
, an AI-enabled device that automatically processes paper-based homework and provides learning diagnosis at schools. However, we have limited experience with operating and scaling education digitalization solution business, which could subject us to various challenges. These challenges include those associated with developing and managing relationships with new enterprise customers and business partners who may have needs and preferences different from those of existing users and customers; our ability to properly estimate customer demand and purchasing patterns; and increased costs and quality or compliance issues relating to third-party suppliers and manufacturers, among other things. If we fail to address any of these challenges, we may fail to develop and scale our new education digitalization solution business, which could harm our business, financial condition and results of operations, especially during the initial stage of our investment in these new businesses.
The success and future growth of our business will be affected by the user acceptance and market trend of integration of technology and learning.
We operate in the intelligent learning industry, and our business model features integrating technology closely with learning to provide a more efficient and engaging learning experience. However, intelligent learning remains a relatively new concept in China, and there are limited proven methods to project user demand or preference or available industry standards on which we can rely. In addition, even with the proliferation of internet and mobile devices in China, we believe that some of our target students may still be inclined to choose traditional, face-to-face
courses over online courses as they find the former more intimate and reliable. We cannot assure you that our products and services will continue to be attractive to our users in the future. If our smart devices and services become less appealing to our users, our business, financial condition and results of operations could be materially and adversely affected.

We may not be able to improve or expand our product and service offerings in a timely and cost-effective manner.
We regularly and constantly update our existing product and service offerings and develop new products, services and content to meet our users’ demands and the evolving market trends. New products, services and contents may not be accepted by our users as we expect, and we may not be able to introduce them as quickly as our competitors introduce competing offerings. The development of new products, services and content could be costly and time-consuming and requires us to make significant investments in research and product development, develop new technologies, and increase sales and marketing efforts, all of which may not be successful. If we are unsuccessful in improving or expanding our product and service offerings due to financial constraints, failure to attract qualified personnel or other reasons, our business, financial condition and results of operations could suffer.
We expect our education digitalization solutions to become a driver of our growth. Our existing systems and processes were largely designed to support our Academic AST Business that has been disposed in February 2022. For the operation of our education digitalization solution business to be successful, we must continue to attract industry talents, and adapt to systems and processes suitable for our enterprise customers and the public sector business environment. If we are unable to do so, we may not be competitive in this market and our education digitalization solution business will not be successful. Our current and future personnel, systems, procedures and controls may not be adequate to support our expanding operations, and consequently our financial condition and operating results may be materially and adversely affected.
We have a history of net losses and we may not achieve profitability in the future.
We had net losses of RMB601.5 million, RMB1,753.4 million and RMB1,026.4 million (US$161.1 million), respectively, in 2019, 2020 and 2021. We cannot assure you that we will be able to generate net profits in the future. We intend to invest heavily in R&D, product development, as well as sales and marketing efforts. These investments are expected to cause our operating expenses to increase rapidly, including rapid increases in absolute amounts and as a percentage of revenue in the near future, which may result in increased net losses in the near term. These efforts may be more costly than we expect and our net revenues may not increase sufficiently to offset the expenses. We may continue to take actions and make investments that do not generate optimal financial results and may even result in significantly increased operating and net losses in the short term with no assurance that we will eventually achieve our intended long-term benefits or profitability. These factors may materially and adversely affect our business, financial condition and results of operations.
Our business depends on the continued success of our brand, and if we fail to maintain and enhance recognition of our brand, our reputation and operating results may be harmed.
We believe that market awareness of our “
Youdao
” brand has contributed significantly to our success. Maintaining and enhancing our brand are critical to our efforts to scale our business and attract and retain users. Failure to maintain and enhance our brand recognition could have a material and adverse effect on our business, financial condition and results of operations. We have devoted significant resources to maintaining and promoting our brand, but we cannot assure you that these efforts will be successful. If we are unable to further enhance our brand recognition, or if our brand image is negatively impacted by any negative publicity, our business, financial condition and results of operations may be materially and adversely affected. We may also be negatively impacted by negative publicity associated with NetEase or any member of the NetEase Group; see also “—Any negative development in NetEase’s market position, brand recognition or financial condition may materially and adversely affect us.”

We require a significant amount of capital to fund our operations and respond to business opportunities. If we cannot obtain sufficient capital on acceptable terms, or at all, our business, financial condition and results of operations may be materially and adversely affected.
We may make investments from time to time in content and product development, technologies, branding, sales and marketing to remain competitive. In the past, our principal sources of liquidity included cash from our business operations, loans from the NetEase Group and the proceeds received from the issuance and sale of our ordinary or preferred shares. See “Item 7. Major Shareholders and Related Party Transactions—7.B. Related Party Transactions.” To the extent we need to raise additional capital to fund our operations and respond to business opportunities, we may not be able to do so on terms acceptable to us, or at all. Such financings may be on terms that are dilutive or potentially dilutive to our shareholders, and the prices at which new investors would be willing to purchase our securities may be lower than the current market price per share of our ordinary shares. The holders of new securities may also have rights, preferences, or privileges that are senior to those of existing stockholders. If new financing sources are required, but are insufficient or unavailable, we may need to modify our growth and operating plans and business strategies based on available funding, if any, which would harm our ability to grow our business.
We have significant working capital requirements and have historically experienced working capital deficits. If we continue to experience working capital deficits in the future, our business, liquidity, financial condition and results of operations may be materially and adversely affected.
As a result of changes in our funding position and operating assets and liabilities, we had a positive working capital (being total current assets exceeded that of total current liabilities) of RMB271.2 million as of December 31, 2019, and working capital deficits (being total current liabilities exceeded that of total current assets) of RMB1,542.0 million and RMB764.3 million (US$119.9 million) as of December 31, 2020 and 2021, respectively. As of December 31, 2021, we had outstanding interest-bearing short-term loans payable to the NetEase Group in the amount of RMB878.0 million (US$137.8 million), representing approximately 28.9% of our current liabilities. These loans are generally repayable within one year and were advanced to us by the NetEase Group to provide working capital for our business operations. According to the support letter signed by the NetEase Group in November 2021, the NetEase Group will continue to provide financial support for our continuing operations in the next twelve months from the date of this annual report. In April 2021, we entered into a three-year US$300.0 million revolving loan facility agreement with NetEase with maturity dated March 31, 2024. As of December 31, 2021, we had outstanding interest-bearing long-term loans payable to the NetEase Group in the amount of US$40.0 million (or equivalent to RMB255.0 million), which were drawn down from the above-mentioned facility provided by NetEase. We had further drawn down US$30.0 million (or equivalent to RMB190.0 million) interest-bearing long-term loans payable to the NetEase Group in 2022 until the date of this annual report. Despite the foregoing agreements, if we are required by NetEase to repay these loans, our liquidity, financial position and cash flows may be materially and adversely affected.
There is no assurance that we will generate sufficient net income or operating cash flows to meet our working capital requirements and repay our liabilities as they become due, due to a variety of factors. For actions that we plan to take in order to address our working capital deficit, see “Item 5. Operating and Financial Review and Prospects—5.B. Liquidity and Capital Resources.” There can be no assurance that we will be able to successfully take any of these actions in a timely manner, including prudently managing our working capital, or raising additional equity or debt financing on terms that are acceptable to us, particularly in a challenging regulatory environment. Our inability to take these actions as and when necessary could materially adversely affect our liquidity, results of operations, financial condition and ability to operate.
We face risks associated with our long-term and short-term investments.
We currently invest a portion of our capital in long-term and short-term investments. As of December 31, 2021, our long-term investments consisted mainly of equity investments in privately-held companies and limited-partnership, and our short-term investments consisted mainly of financial products issued by commercial banks in China with a variable interest rate indexed to the performance of underlying assets and a maturity date within one year when purchased. These investments may earn yields substantially lower than anticipated, and the fair values of our investments could fluctuate significantly, due to uncertainties in valuation, among other factors. Any failure to realize the benefits we expected from these investments or significant fluctuations in the fair value of these investments may materially and adversely affect our business and financial results.

If we fail to retain existing or attract new advertising customers, our business, financial condition and results of operations may be materially and adversely affected.
We generated net revenues of RMB453.0 million, RMB472.9 million and RMB593.9 million (US$93.2 million) in 2019, 2020 and 2021, respectively, from online marketing services. We cannot assure you that we will be able to retain our advertising customers in the future, attract new advertising customers continuously or be able to retain our advertising customers at all. If our advertising customers find that they can generate better returns elsewhere, or if our competitors provide better advertising services to suit our advertising customers’ goals, we may lose our advertising customers. In addition, third parties may develop and use certain technologies to block the display of our advertising customers’ advertisements on our platform, which may in turn cause us to lose advertising customers and adversely affect our results of operations. Since many of our advertising customers are not bound by long-term contracts, they may lessen or discontinue advertising arrangements with us easily without incurring material liabilities. Failure to retain existing advertising customers or attract new advertising customers may materially and adversely affect our financial condition and results of operations. In addition, a significant portion of our brand advertising customers have entered into advertising agreements with us through various third-party advertising agencies. As a result, we rely on third-party advertising agencies for sales to, and collection of payment from, our brand advertisers. The financial soundness of our advertising customers and advertising agencies may affect our collection of accounts receivable.

Divestitures of businesses and assets may have a material and adverse effect on our business and financial condition.
We have undertaken, and may undertake in the future, divestitures or other disposal transactions in connection with certain of our businesses and assets. In order to fully comply with applicable PRC regulatory requirements adopted by the PRC government in the second half of 2021, we disposed of the Academic AST Business. These decisions are largely based on our management’s assessment of the business models and likelihood of success of these businesses as well as the recent adverse regulatory developments. However, our judgment could be inaccurate, and we may not achieve the desired strategic and financial benefits from these transactions. Our financial results could be adversely affected by the impact from the loss of earnings associated with divested businesses. These factors may make it difficult for investors and analysts to predict our future earnings potential based on our historical financial performance.
We may also be exposed to negative publicity as a result of the potential misconception that the divested business is still part of our consolidated group, particularly if such divested business is subject to substantial regulatory risks. On the other hand, we cannot assure you that the divesting business would not pursue opportunities to provide services to our competitors or other opportunities that would conflict with our interests. If any conflicts of interest that may arise between the divesting business and us cannot be resolved in our favor, our business, financial condition, results of operations could be materially and adversely affected.
Furthermore, reducing or eliminating our ownership interests in these businesses might negatively affect our operations, prospects, or long-term value. We may lose access to resources or know-how
that would have been useful in the development of our own business. Our ability to diversify or expand our existing businesses or to move into new areas of business may be reduced, and we may have to modify our business strategy to focus more exclusively on areas of business where we already possess the necessary expertise. We may sell our interests too early, and thus forego gains that we otherwise would have received had we not sold. Selecting businesses to dispose of, finding buyers for them and negotiating prices for what may be relatively illiquid ownership interests with no easily ascertainable fair market value will also require significant attention from our management and may divert resources from our existing business, which in turn could have an adverse effect on our business operations.
We face intense competitions, which could lead to pricing pressure and loss of market share and materially and adversely affect our business, financial condition and results of operations.
We operate in the competitive intelligent learning industry and are faced with intense competition in every aspect of our business, including competition for users, user enrollments, technology and talents. For example, we face competition for our tutoring service offerings from online and offline providers of courses and educational content. We also face competition for our knowledge tools from providers of online dictionary and translation solutions and for our smart device offerings from manufacturers of smart hardware or devices. We also compete with advertisers and their budgets, not only with internet companies, but also with other types of advertising media, such as newspapers, magazines, and television. As we continue to execute our transition strategies in response to recent adverse regulatory changes, we may lose our competitive advantages and face new competitive challenges as we introduce new products and services and try to reach new users and customer bases. Some of our current and future competitors may have greater brand recognition and financial and other resources than we do, which may make it harder for us to maintain or gain market share. If we are not able to effectively compete against current or future competitors, our business, financial condition and results of operations could suffer. Increased competition may result in pricing pressure, reducing our ability to charge higher prices for our products and services. The increasingly competitive landscape may also result in longer and more complex sales cycles with a prospective paying user and cause us to lose market share to our competitors, any of which could materially and negatively affect our business, financial condition and results of operations.

Users may decide not to use our products and services for a number of reasons, including a perceived lack of improvement in their academic performance or general dissatisfaction with our offerings, which may adversely affect our business, financial condition and results of operations.
The success of our business depends on our ability to deliver high-quality learning experiences and help users achieve their learning objectives. We may not always be able to meet our users’ expectations due to a variety of reasons, many of which are outside of our control. We may face increased user dissatisfaction due to our users’ perceptions of our failure to help them achieve their anticipated goals, their overall dissatisfaction with the quality of our offerings. These factors may contribute to reduced user engagement and increased challenges in attracting prospective users, all of which may materially and adversely affect our business, financial condition and results of operations.
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
We have adopted policies and procedures to prohibit our users, employees and business partners from infringing upon third-party copyright or other intellectual property rights. However, we cannot assure you that they will not, against our policies, use third-party copyrighted materials or intellectual property without proper authorization in our tutoring services or via any medium through which we provide our services. To the extent that our users, employees and business partners use intellectual property rights or copyrights owned by others, disputes may arise as to the rights in related know-how
and inventions and other proprietary assets. In addition, we may incur liability for unauthorized duplication or distribution of materials used in our tutoring services. Although we have set up rules and procedures to enable copyright owners to provide us with notice of alleged infringement, given the volume of content available that we offer, it is not possible for us to identify and remove or disable all potentially infringing content that may exist, and we may encounter intellectual property claims. If any third-party infringement claims are brought against us, we may be forced to divert management’s time and other resources from our business and operations to defend against these claims, or may be prohibited from using such intellectual property or relevant contents, and we may incur licensing or usage fees or be forced to develop alternatives of our own. As a result, our reputation may be harmed and our business and financial performance may be materially and adversely affected.
We may not be able to maintain or increase our tuition levels.
Our results of operations are affected by the pricing of our tutoring service offerings. We determine the tuition for our tutoring services primarily based on the market demand for our course offerings, the cost of our operations, the pricing charged by our competitors, and the general economic conditions, among other things. We cannot guarantee that we will be able to maintain or increase our tuition level in the future without adversely affecting the demand for our tutoring service offerings.

Our quarterly operating results may fluctuate, which makes our results of operations difficult to predict and may cause our quarterly results of operations to fall short of expectations.
Our quarterly operating results have fluctuated in the past and may continue to fluctuate depending on a number of factors, many of which are out of our control. Our operating results tend to be seasonal. For example, we tend to experience strong sale of our smart devices in the third and fourth quarters as a result of the commencement of school term in September and various
e-commerce
promotions in November and December. In addition, we historically generated lower net revenues from online marketing services in the first quarter as advertisers tend to reduce their online advertisement and marketing spending in the first quarter each year due to the Chinese New Year holidays. For these reasons, comparing our operating results on a consecutive quarter-over-quarter basis may not be meaningful, and you should not rely on our past results as an indication of our future performance. Our quarterly and annual net revenues and costs and expenses as a percentage of our revenues in a given period may be significantly different from our historical or projected rates and our operating results in future quarters may fall below expectations.
If we are unable to manage our growth or execute our strategies effectively, our business and prospects may be materially and adversely affected.
Our business has grown substantially in recent years, and we expect to continue to drive the growth of our business in the future. However, our historical performance may not be indicative of our future growth or financial results. For example, we have experienced rapid growth in our net revenues generated from tutoring services. We cannot assure you that we will be able to manage our growth at the same rate as we did in the past, or avoid any decline in the future. In addition, as we continue to diversify our product and service offerings, we will need to continuously enhance and upgrade our technology, optimize our branding, sales and marketing efforts, and expand, train and manage our faculty members and R&D personnel. All these efforts will require significant managerial, financial and human resources. We cannot assure you that we will be able to effectively manage our growth, that our current technology, infrastructure and operation capabilities will be adequate and successful to support our expanding operations, or that our strategies and new business initiatives will be executed successfully. If we are not able to manage our growth or execute our strategies effectively, our expansion may not be successful and our business, financial condition and results of operations may be materially and adversely affected.
Any significant disruption in our technology infrastructure or our failure to maintain the satisfactory performance, security and integrity of our technology infrastructure would reduce visitor traffic and may materially and adversely affect our business, reputation, financial condition and results of operations.
The proper functioning of our technology infrastructure is essential to our business. We heavily rely on our technology infrastructure to operate our business. We may encounter problems when upgrading our technology infrastructure including our online platform, mobile apps, systems and software. The development, upgrades and implementation of our technology infrastructure are complex processes. Issues not identified during pre-launch
testing of new services may only become evident when such services are made available to our entire customer base. Therefore, our technology infrastructure may not function properly if we fail to detect or solve technical errors in a timely manner. In addition, our systems are potentially vulnerable to damage or interruption as a result of natural disasters, power or telecommunications failures, air quality issues, environmental conditions, computer viruses or attempts to harm our systems, criminal acts and similar events. These and other events may lead to the unavailability of the interruption of tutoring service delivery, the availability of our tools and services and apps, or other events which would affect our operations. If we experience frequent or persistent service disruptions, our reputation may be damaged and our users may switch to our competitors, which may have a material adverse effect on our business, financial condition and results of operations.

Refunds or potential refund disputes of our course fees may negatively affect our business, financial condition and results of operations.
The refund policy of our tutoring services is based on a number of factors, including the total length of the course, whether the course has started when the refund request is made, among other things. For more information, see “Item 4. Information of the Company—4.B. Business Overview—How We Generate Revenues—Tuition.” The number of refund requests and the amount of refunds could be affected by a number of factors, many of which are beyond our control. These factors include, without limitation to, student dissatisfaction with the quality of our tutoring service offerings, a perceived decline in our faculty’s teaching quality due to the departure of popular instructors, privacy concerns relating to our products and services, negative publicity regarding us or tutoring service providers in general, and any change or development in PRC laws and regulations with respect to fees and tuitions charged by tutoring services providers like us. Any refund payments that we may be required to make to our users, as well as the expenses we could incur for processing refunds and resolving refund disputes, could be substantial and could materially and adversely affect our business, financial condition and results of operations. A high volume of refunds and refund disputes may also generate negative publicity that could harm our reputation.
A significant interruption in the operations of our suppliers for smart devices could potentially affect our operations and any material misconduct or disputes against our suppliers could potentially harm our business and reputation.
Certain of our suppliers for smart devices are subject to various regulations and are required to obtain and maintain various qualifications, government licenses and approvals. If any of these suppliers loses its qualification or eligibility because of its failure to comply with regulatory requirements, we may not be able to find alternative suppliers in a timely manner or at all. Moreover, general economic conditions could also adversely affect the financial viability of our suppliers, resulting in their inability to provide raw materials and/or services used in our operations. For instance, we may experience difficulty in sourcing suppliers at reasonable prices if the global chip supply shortage continues or deteriorates. A significant interruption in the operations of our suppliers could potentially affect our operations and any material misconduct or disputes against our suppliers could potentially harm our business and reputation.
In addition, suppliers may fail to supply raw materials and/or services that meet our quality standards. If we are unable to identify alternative materials or suppliers and secure approval for their use in a timely manner, our business, operations and the development of new products and/or services could be harmed. Any change in suppliers could require significant effort or investment in circumstances where the items supplied are integral to product performance or incorporate unique technology, and the loss of any existing supply contract could have a material adverse effect on us.

We are subject to credit risks associated with our education digitalization solutions.
Customers of our education digitalization solutions are typically provided with a relatively longer credit term. As a result, our education digitalization solutions generally expose us to greater credit risks than our other businesses. They may default in their payments to us from time to time. We conduct regular reviews of our credit exposure to customers of our education digitalization solutions. Credit risk arises from events and circumstances beyond our control or events which are difficult to anticipate or detect, such as an economic downturn or deterioration in the financial position of our customers. Credit risks associated with customers of our education digitalization solutions could have a material adverse effect on our business, financial condition and results of operations. If customers of our education digitalization solutions fail to timely pay us, require us to extend credit to them beyond our customary payment periods, or otherwise default on their payments, we may be unable to generate sufficient cash flow to meet our cash flow requirements and we would need to make provisions for doubtful debts or incur bad debt write-offs, which may adversely affect our financial performance. Disputes which arise due to default in payment by customers of our education digitalization solutions may also incur time and substantial costs in claiming for such payments and thus affect our liquidity, business, financial condition, results of operations and prospects.
We may be adversely affected by any negative publicity concerning us and our business, shareholders, affiliates, directors, officers, instructors, teaching assistants and other employees, business partners, and the industry in which we operate, regardless of its accuracy, that could harm our reputation and business.
Negative publicity about us and our business, shareholders, affiliates, directors, officers, instructors, teaching assistants and other employees, business partners, as well as the industry in which we operate, can harm our brand and reputation. Negative publicity concerning these parties could be related to a wide variety of matters, including, but are not limited to:

•	heightened regulatory scrutiny affecting our businesses and industry;

•
alleged misconduct, improper activities or
non-compliance
with applicable laws, regulations and rules committed by our directors, officers, instructors, teaching assistants and other employees, including misrepresentation made by our employees to prospective users during sales and marketing activities and providing prospective users with advertising and promotional content that allegedly constitute unfair competition;

•	false or malicious allegations or rumors about us or our directors, shareholders, affiliates, officers, instructors, teaching assistants and other employees;

•	complaints by our users about our products and services;

•	security breaches of private user or transaction data;

•	employment-related claims relating to alleged employment discrimination, wage and hour violations; and

•	government and regulatory investigations or penalties resulting from our failure to comply with applicable laws and regulations.
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

Our reputation and business may be adversely impacted by our users’ and employees’ misconduct, improper activities and misuse of our content, products and services, many of which are beyond our control.
Our courses undergo multiple rounds of internal review before being broadly released. We regularly and actively monitor our live courses and other content and communications to ensure that we are able to identify content that may be deemed inappropriate or violation of laws, regulations and government policies. When any inappropriate or illegal content is identified, we promptly remove the content. However, since we have limited control over the real-time and offline behavior of our users, instructors and teaching assistants, to the extent any improper behavior is associated with our content, products and services, our ability to protect our reputation may be limited. In addition, if any of our users, instructors and teaching assistants suffer or allege to have suffered harm following contact initiated through our products and services, we may face civil lawsuits or other liabilities. In response to allegations of illegal or inappropriate activities, PRC government authorities may intervene and hold us liable for non-compliance
with PRC laws and regulations concerning the dissemination of information on the internet and subject us to administrative penalties or other sanctions, such as requiring us to restrict or discontinue our content, products or services. As a result, our business may suffer and our reputation, business, financial condition and results of operations may be materially and adversely affected.
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
Although we implement various monitoring procedures to identify and remove inappropriate or illegal content, we cannot assure you that there will be no inappropriate or illegal content included in our content offerings. Our content offerings include not only content we develop in-house,
such as our proprietary quiz banks, but also content generated by our users. We may face civil, administrative or criminal liability or legal or regulatory sanctions, such as requiring us to restrict or discontinue our content, products or services, if an individual or corporate, governmental or other entity believes that any of the content offerings violates any laws, regulations or governmental policies or infringes upon its legal rights. Even if such a claim were not successful, defending such a claim may cause us to incur substantial costs. Moreover, any accusation of inappropriate or illegal content in our content offerings could lead to significant negative publicity, which could harm our reputation, business, financial condition and results of operations.
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

Like all internet services, our service is vulnerable to software bugs, computer viruses, internet worms, break-ins,
phishing attacks, attempts to overload servers with
denial-of-service,
and similar attacks and disruptions from the unauthorized use of our and third-party computer systems, any of which could lead to system interruptions, delays, or shut-downs and cause the loss of critical data or the unauthorized access to our data or our users’ data. Computer malware, viruses, and computer hacking and phishing attacks have become more prevalent in our industry. Any functions that we use to facilitate interactivity with other internet platforms have the potential to increase the scope of access that hackers may have to our user accounts. Though it is difficult to determine what, if any, harm may directly result from any specific interruption or attack, our failure to maintain performance, reliability, security and availability of our products and technical infrastructure to the satisfaction of our users may harm our reputation and ability to retain existing users and attract new users. Although we have in place systems and processes that are designed to protect our and our users’ data, we cannot assure you that such measures will provide absolute security. We may incur significant costs in protecting against cyber-attacks, and if an actual or perceived breach of security occurs to our systems or a third party’s systems, we could be required to expend significant resources to mitigate the breach of security and to address matters related to any such breach, including notifying users or regulators.
We are subject to a variety of laws and other obligations regarding data protection, any failure to comply with applicable laws and obligations could have a material adverse effect on our business, financial condition and results of operations.
We are subject to various regulatory requirements relating to the security and privacy of data, including restrictions on the collection and use of personal information and requirements to take steps to prevent personal data from being divulged, stolen, or tampered with. See “Item 4. Information on the Company—4.B. Business Overview—Regulation—Regulation Related to Internet Information Security and Privacy Protection.” Regulatory requirements regarding the protection of data are constantly evolving and can be subject to differing interpretations or significant change, making the extent of our responsibilities in that regard uncertain. For example, the PRC Cyber Security Law became effective in June 2017, but there are great uncertainties as to the interpretation and application of the law. It is possible that those regulatory requirements may be interpreted and applied in a manner that is inconsistent with our practices. Further, the CAC issued the Provisions on the Cyber Protection of Children’s Personal Information on August 22, 2019, which took effect on October 1, 2019. The Provisions on the Cyber Protection of Children’s Personal Information requires, among others, that network operators who collect, store, use, transfer and disclose personal information of children under the age of 14 shall establish special rules and user agreements for the protection of children’s personal information, inform the children’s guardians in a noticeable and clear manner, and shall obtain the consent of the children’s guardians. In addition, the PRC regulatory authorities have recently taken steps to strengthen the regulation on data protection and conducted several rounds of relevant inspections recently.
In addition, the PRC regulatory authorities have recently taken steps to strengthen the regulation on cybersecurity and data protection. On June 10, 2021, the Standing Committee of the National People’s Congress promulgated the PRC Data Security Law, effective on September 1, 2021. On August 20, 2021, the Standing Committee of the National People’s Congress promulgated the PRC Personal Information Protection Law, which has become effective on November 1, 2021. On January 4, 2022, the CAC published the Revised Cybersecurity Review Measures, effective on February 15, 2022 and repeal the Cybersecurity Review Measures promulgated on April 13, 2020. Such Measures further restate and expand the applicable scope of the cybersecurity review. Pursuant to the Cybersecurity Review Measures, critical information infrastructure operators that procure internet products and services, and network platform operators engaging in data processing activities, must be subject to the cybersecurity review if their activities affect or may affect national security. In addition, network platform operators holding over one million users’ personal information shall apply with the Cybersecurity Review Office for a cybersecurity review before conducting any public offering in a foreign country. On August 17, 2021, the state council promulgated the Regulations on Protection of Critical Information Infrastructure, which became effective on September 1, 2021. On January 4, 2022, the CAC published the Administrative Provisions on Internet Information Service Algorithm Recommendation on its website, effective on March 1, 2022. These newly promulgated laws and regulations reflect PRC government further attempts to strengthen the legal protection for the national network security, data security, the security of key information infrastructure and the security of personal information protection. See “Item 4. Information on the Company—4.B. Business Overview—Regulation—Regulation Related to Internet Information Security and Privacy Protection” for details on regulations over data protection and privacy in the PRC.

We believe, to the best of our knowledge, our business operations do not violate any of the above PRC laws and regulations currently in force in all material aspects. We have been taking and will continue to take reasonable measures to comply with such laws, regulations, announcement, provisions and inspection requirements; however, as such laws, regulations, announcement and provisions are relatively new, it remains uncertain how these announcements and provisions will be implemented. We cannot assure you we can adapt our operations to it in a timely manner. Evolving interpretations of such laws, regulations, announcements and provisions or any future regulatory changes might impose additional restrictions on us generating and processing personal and behavioral data. We may be subject to additional regulations, laws and policies adopted by the PRC government to apply more stringent social and ethical standards in data privacy resulting from the increased global focus on this area. To the extent that we need to alter our business model or practices to adapt to these announcement and provisions and future regulations, laws and policies, we could incur additional expenses.
Any failure, or perceived failure, by us, or by our third-party partners, to maintain the security of our user data or to comply with applicable privacy, cybersecurity, data security and personal information protection laws, regulations, policies, contractual provisions, industry standards, and other requirements, may result in civil or regulatory liability, including governmental or data protection authority enforcement actions and investigations, fines, penalties, enforcement orders requiring us to cease operating in a certain way, litigation, or adverse publicity, and may require us to expend significant resources in responding to and defending allegations and claims. Moreover, claims or allegations that we have failed to adequately protect our users’ data, or otherwise violated applicable privacy, cybersecurity, data security and personal information protection laws, regulations, policies, contractual provisions, industry standards, or other requirements, may result in damage to our reputation and a loss of confidence in us by our users or our partners, potentially causing us to lose users, advertisers, content providers, other business partners and revenues, which could have a material adverse effect on our business, financial condition and results of operations.
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
We offer live courses in live streaming format where the live audio/video data are transmitted through the platforms between the specific recipients instantly without any further redaction. In addition, we also offer video recordings of live streaming courses and certain other audio-video contents on our online platforms to our users. We believe the nature of the raw data we transmit distinguishes us from general providers of internet audio-visual program services. However, we cannot assure you that the competent PRC government authorities will not ultimately take a view contrary to our opinion. Provisional Implementation of the Tentative Categories of Internet Audio-Visual Program Services promulgated by the SAPPRFT, or the Categories, describe “internet audio-visual program services” in a very broad, vague manner and are unclear as to whether the contents we offer or are available on our platforms fall into the definition of “internet audio-visual programs.” The PRC government may find that our activities mentioned above or any other content offered on our mobile apps fall within the definition of “internet audio-visual programs” and thus are subject to the licensing requirement for internet audio-visual programs. We currently do not hold a License for Online Transmission of Audio-Visual Programs. If the PRC government determines that our content should be considered as “internet audio-visual programs” for the purpose of the Audio-Visual Program Provisions, we may be required to obtain a License for Online Transmission of Audio-Visual Programs. We are, however, not eligible to apply for such license since we are not a state-owned or state-controlled entity. If this were to occur, we may be subject to penalties, fines, legal sanctions or an order to suspend the provision of our relevant content.

Our failure to obtain, maintain or renew other licenses, approvals, permits, registrations or filings necessary to conduct our operations in China could have a material adverse impact on our business, financial condition and results of operations.
A number of PRC regulatory authorities, such as the SAIC, the CAC, the Ministry of Industry and Information Technology (MIIT), the SAPPRFT, the Ministry of Civil Affairs, and the Ministry of Human Resources and Social Welfare, oversee different aspects of our business operations, and we are required to obtain a wide range of licenses, approvals, permits, registrations and filings required for conducting our business in China, and we cannot assure you that we have obtained all of them or will continue to maintain or renew all of them.
We may be deemed to provide certain services or conduct certain activities and thus be subject to certain licenses, approvals, permits, registrations and filings due to the lack of official interpretations of certain terms under internet related PRC regulations and laws. For example, certain content posted on our mobile apps and/or websites, including our course materials, may be deemed as “internet cultural products,” and our use of such content may be regarded as “internet cultural activities,” thus we may be required to obtain an Internet Culture Business Operating License for provision of such content through our mobile apps and websites. In addition, due to the ambiguity of the definition of “online publishing service,” the online distribution of content, including our course materials, through our mobile apps, may be regarded as an “online publishing service” and therefore we may be required to obtain an Online Publishing License. In addition, we deliver certain courses in live-streaming format on our mobile apps which the relevant authorities may regard as a live-streaming platform and may thus require us to make necessary filings as a live-streaming platform. We or third parties post information on our mobile apps and websites that may be viewed as news information, and the release of such information on our mobile apps and websites may be deemed as Internet news information services and therefore require us to obtain Internet news information licenses. In addition, our current service offerings may be deemed to constitute “online education activities” under the Amended Implementation Rules, as a result of which we may be required us to obtain a private school operating permit. In February, 2022, the MOE issued its 2022 Work Plan which specifies that MOE will provide guidance to local authorities to distinguish non-academic
tutoring institutions among sports, cultural art, science and technology and other categories and clarify corresponding competent authorities. Nevertheless, it remains uncertain whether the PRC government authorities would issue more explicit interpretation and rules or promulgate new laws and regulations on permits for online learning services. There can be no assurance that we will be able to successfully obtain corresponding permits in a timely manner or at all. If the government authorities deem printing and providing physical education materials to users as “publication distribution” under Administrative Provisions on the Publications Market, we may be required to obtain the Publication License. As of the date of this annual report, we have not been subject to any material fines or other form of material regulatory or administrative penalties or sanctions due to the lack of any the licenses, approvals, permits, registrations and filings. However, we cannot assure you that the PRC government authorities will not take a different view or will not require us to obtain any additional licenses, approvals, permits, registrations and filings, including without limitation to those mentioned above, in the future. Furthermore, although we have obtained a Value-Added Telecommunications Business Operating License, also known as the ICP License, that specifically permits us to provide certain internet information services, due to uncertainties with respect to the interpretation of relevant laws and regulations by PRC government authorities, we cannot assure you that our ICP License covers all the telecommunication services we currently provide, and in the event that our ICP License is found not to cover all the telecommunication services we currently provide, we may be required to obtain an additional Value-Added Telecommunications Business Operating License or to update our existing ICP License. Besides, we may develop new business lines or change the operations of certain of our current business among our PRC subsidiaries or VIEs, which may require us to obtain additional licenses, approvals, permits, registrations and filings while there can be no assurance that we are able to successfully obtain such licenses, approvals, permits, registrations and filings in a timely manner or at all. Failures to obtain or update such license may subject us to fines and other regulatory, civil or criminal liabilities, and we may be ordered by the competent government authorities to suspend printing and providing such offline educational materials to our users, which will materially and adversely affect our business operation.

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
Our international operations may also be negatively affected by any deterioration of the political and economic relations between China and other countries and sanctions and export controls administered by the government authorities in the foreign countries in which we operate, and other geopolitical challenges. In September 2020, amid heightened tensions between China and India, the Indian government announced a ban on certain mobile apps offered by Chinese companies in India, over alleged data and privacy concerns. Our app offered in India, namely
U-Dictionary
, is among the banned list of apps. In addition, compliance with applicable Chinese and foreign laws and regulations, such as import and export requirements, anticorruption laws, tax laws, foreign exchange controls and cash repatriation restrictions, data privacy requirements, labor laws, restrictions on foreign investment, anti-competition regulations and anti-long-arm
jurisdiction-related laws and regulations such as the one newly promulgated in China, increases the costs and risk exposure of doing business in foreign jurisdictions. Although we have implemented policies and procedures to comply with these laws and regulations, a violation by us or our employees, contractors or agents could nevertheless occur. In some cases, compliance with the laws and regulations of one country could violate the laws and regulations of another country. Violations of these laws and regulations could materially and adversely affect our brand, international growth efforts and business.
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
We rely on our sales and marketing efforts to attract new users and customers and expand users’ and customers’ use of our products and services. Our sales and marketing activities may not be well received by the market and may not result in the levels of sales that we anticipate. We also may not be able to retain or recruit a sufficient number of experienced sales and marketing personnel, or to train newly hired sales and marketing personnel, which we believe is critical to implementing our sales and marketing strategies cost-effectively. Further, sales and marketing approaches and tools in China’s intelligent learning industry are evolving rapidly. This requires us to continually enhance our sales and marketing approaches and experiment with new methods to keep pace with industry developments and user preferences. Failure to engage in sales and marketing activities in a cost-effective manner may reduce our market share, cause our net revenues to decline, negatively impact our profitability, and materially harm our business, financial condition and results of operations.
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
We have been, and in the future may be, the target of anticompetitive, harassing or other detrimental conduct by third parties including our competitors. Such conduct may include complaints, anonymous or otherwise, to regulatory agencies regarding our operations, accounting, business relationships, business prospects and business ethics. Additionally, allegations, directly or indirectly against us, might be posted online by anyone, whether or not related to us, on an anonymous basis. We may be subject to government or regulatory investigation as a result of such third-party conduct and may be required to expend significant time and incur substantial costs to address such third-party conduct, and there is no assurance that we will be able to conclusively refute each of the allegations within a reasonable period of time, or at all. Our reputation may also be materially negatively affected as a result of the public dissemination of anonymous allegations or malicious statements about our business.
We might not be able to successfully pursue synergy from acquisitions or to achieve the benefits we expect from recent and future investments, strategic alliance and acquisitions.
We may form strategic alliances or make strategic investments and acquisitions from time to time to complement and enhance our existing business. Any transactions that we enter into could be material to our financial condition and results of operations. The process of integrating with another company or integrating an acquired company, business, asset or technology may create unforeseen operating difficulties and expenditures. The areas where we face risks include:

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
We may be required to recognize impairment losses in connection with our goodwill and other intangible assets.
We have in the past acquired and invested in, and may continue to acquire and invest in, other businesses that we believe will help expand or enhance our existing offerings or achieve our strategic objectives. To the extent we acquire other companies and pay a consideration that exceeds the fair value of identifiable fair value of consideration assets and liabilities that the acquired company possesses, the excess of the purchase price over the fair value of the acquired identifiable assets and the assumed liabilities will be recorded as a goodwill. As of December 31, 2021, our goodwill and other intangible assets were primarily derived from our historical acquisition. Our goodwill and other intangible assets amounted to RMB109.9 million (US$17.3 million) and RMB0.6 million (US$0.1 million), respectively. In accordance with U.S. GAAP, goodwill and indefinite-lived intangible assets shall be tested for impairment at least annually. Intangible assets with finite lives shall be tested for impairment if their carrying amounts may not be recoverable. If testing indicates that goodwill or intangible assets are impaired, their carrying amounts will be written down based on fair values. Any impairment losses of our goodwill and other intangible assets could adversely affect our financial position and results of operations. No impairment charge of goodwill was recognized for the years ended December 31, 2019, 2020 and 2021, respectively. Impairment losses on intangible assets from business combination of RMB56.8 million (US$8.9 million) was recognized for the year ended December 31, 2021. No impairment loss was recognized for the years ended December 31, 2019 and December 31, 2020, respectively.

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
Under PRC advertising, pricing and anti-unfair competition laws and regulations, we are obligated to monitor our advertising and promotional content to ensure that such content is true and accurate and in full compliance with applicable laws and regulations. For example, the PRC Pricing Law provides that an operator is prohibited from using false or misunderstanding pricing methods to induce consumers or other operators into trading with it. In addition, education or training advertisement are further prohibited from containing content such as guarantee for passing of examination or the effect of education or training, recommendation and/or endorsement by scientific research institutes, academic institutions, educational organizations, industry associations, professionals or beneficiaries using their name or image. Further, the Alleviating Burden Opinion provides that no advertisements in connection with after-school tutoring services shall be published or broadcasted on the network platforms and billboards displayed on the mainstream media, new media, public space and residential areas. Violation of these laws and regulations may subject us to penalties, including fines, confiscation of our advertising income, orders to cease dissemination of the advertisements and orders to publish an announcement correcting the misleading information. In circumstances involving serious violations by us, PRC government authorities may force us to terminate our advertising operations or revoke our licenses.
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

If we fail to maintain an effective internal control over financial reporting, we may be unable to accurately and timely report our results of operations, meet our reporting obligations or prevent fraud and investor confidence in our company and the market price of our ADSs may decline.
As a public company, we are subject to the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act of 2002 requires us to evaluate and determine the effectiveness of our internal control over financial reporting, report any material weaknesses in such internal controls and provide a management report on internal control over financial reporting.
Our management has concluded that our internal control over financial reporting is effective as of December 31, 2021. See “Item 15. Controls and Procedures —Management’s Annual Report on Internal Control over Financial Reporting.” Our independent registered public accounting firm has issued an attestation report, which has concluded that our internal control over financial reporting is effective as of December 31, 2021. However, there is no assurance that we or our auditor will not identify deficiencies in our internal control over financial reporting that are deemed to be material weaknesses and render our internal control over financial reporting ineffective for any future periods. If we fail to maintain the adequacy of our internal control over financial reporting, as these standards are modified, supplemented or amended from time to time, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404. However, if we fail to maintain effective internal control environment, we could suffer material misstatements in our financial statements and fail to meet our reporting obligations, which could cause investors to lose confidence in our reported financial information. This could in turn limit our access to capital markets, harm our results of operations, and lead to a negative impact on the trading price of our ADSs. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the NYSE, regulatory investigations and civil or criminal sanctions.
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
We account for compensation costs for share-based awards granted under the 2015 Plan using a fair-value based method and recognize expenses in our consolidated statements of operations in accordance with U.S. GAAP. As of March 31, 2022, options to purchase a total of 5,048,379 ordinary shares are outstanding under the 2015 Plan. In addition, we have recorded share-based compensation expenses of RMB4.4 million, RMB2.7 million and RMB1.0 million (US$0.2 million), respectively, allocated to us based on equity awards granted to our employees under NetEase’s RSU Plan, in 2019, 2020 and 2021. See “Item 7. Major Shareholders and Related Party Transactions—7.B. Related Party Transactions—Transactions with NetEase—Other Related Party Transactions with NetEase.”
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
We lease real properties from third parties primarily for our office use in China, and the lease agreements for most of these leased properties have not been registered with the PRC government authorities as required by PRC law. Although the failure to do so does not in itself invalidate the leases, we may be ordered by the PRC government authorities to rectify such non-compliance
and, if such
non-compliance
were not rectified within a given period of time, we may be subject to fines imposed by PRC government authorities ranging from RMB1,000 and RMB10,000 for those of our lease agreements that have not been registered with the relevant PRC government authorities.
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
Our success depends on our ability to maintain our large user or customer bases and attract new users and customers. We leverage social networks in China as a tool for user acquisition and engagement. For example, we leverage
Weixin/WeChat
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
The
COVID-19
had a severe and negative impact on the Chinese and the global economy in 2020. Even before the outbreak of
COVID-19,
the global macroeconomic environment had been presenting challenges. The growth of the PRC economy has slowed down since 2012 compared to the previous decade and the trend may continue or even deteriorate, with the added disruption caused by
COVID-19.
There is considerable uncertainty over effectiveness or the long-term effects of the massive expansionary monetary and fiscal policies adopted in response to
COVID-19
by the central banks and financial authorities of some of the world’s leading economies, including the United States and China. There have been concerns over unrest and terrorist threats in the Middle East, Europe and Africa. There have also been concerns about the relationship between China and the United States and other countries, particularly with respect to the increasingly tense political and economic relationship between the United States and China. Economic conditions in China are sensitive to global economic conditions, as well as changes in domestic economic and political policies and the expected or perceived overall economic growth rate in China. Any prolonged slowdown in the global or Chinese economy may have a negative impact on our business, results of operations and financial condition. Our users may reduce or delay spending with us, while we may have difficulty expanding our customer base fast enough, or at all, to offset the impact of decreased spending by our existing customers.

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
The PRC government and public advocacy groups have been increasingly focused on environment, social and governance (“ESG”) issues in recent years, making our business more sensitive to ESG issues and changes in governmental policies and laws and regulations associated with environment protection and other
ESG-related
matters. Investor advocacy groups, certain institutional investors, investment funds, and other influential investors are also increasingly focused on ESG practices and in recent years have placed increasing importance on the implications and social cost of their investments. Regardless of the industry, increased focus from investors and the PRC government on ESG and similar matters may hinder access to capital, as investors may decide to reallocate capital or to not commit capital as a result of their assessment of a company’s ESG practices. Any ESG concern or issue could increase our regulatory compliance costs. If we do not adapt to or comply with the evolving expectations and standards on ESG matters from investors and the PRC government or are perceived to have not responded appropriately to the growing concern for ESG issues, regardless of whether there is a legal requirement to do so, we may suffer from reputational damage and the business, financial condition, and the price of our ADSs could be materially and adversely effected.
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
The COVID-19 pandemic
has affected us in both negative and positive ways. On the one hand, as a result of the pandemic, some of our advertising customers have experienced temporary business interruptions and a reduction in their online marketing spending, which has had a negative impact on our online advertising services. We also incurred additional costs and expenses as we implemented COVID-related safety protocols and working practices. On the other hand, we believe the
COVID-19
pandemic has significantly accelerated the shift from offline to online learning approaches. This has led to increased market demand for quality online products and services and is expected to benefit our business in the long run. The pandemic has also accelerated the adoption of emerging “touchless” technologies, driving the demand for our education digitalization solutions. Overall, we do not believe the
COVID-19
pandemic has had a material adverse impact on our business, results of operations, liquidity, financial condition and growth prospects. The impacts of
COVID-19
on our future results of operations will depend on future developments, which cannot be predicted, including new information which may emerge concerning the severity of
COVID-19
and the actions to contain
COVID-19,
among others. In addition, to the extent the
COVID-19
pandemic adversely affects our business and financial results, it may also have the effect of heightening many of the other risks described in this section entitled “Risk Factors,” such as those relating to our ability to improve or expand our product and service offerings and to retain existing or attract new advertising customers, among other things.

Our user metrics and other estimates are subject to inaccuracy in measuring our operating performance, which may harm our reputation.
We continually review MAUs and certain other metrics to evaluate growth trends, measure our performance and make strategic decisions. These metrics are calculated using internal data and may not be indicative of our future operating performance. While these numbers are based on what we believe to be reasonable estimates for the applicable period of measurement, there are inherent challenges in measuring how our website and mobile application are used across a large user base. For example, the actual number of individual users, is likely to be lower than that of our MAUs, potentially significantly, due to various reasons such as access to our products and services through multiple mobile devices. We have limited ability to validate or confirm the accuracy of information provided during the user registration process to ascertain whether a new user account created was actually created by an existing user who is registering duplicative accounts. As a result, the number of our MAUs may overstate the number of individuals who access our products and services. In addition, there may be variation in the degree to which MAU is a relevant metric in measuring the user engagement from one product or service to another, due to the different nature and engagement patterns of our various smart devices and learning services. For example, a one-time
user of our
Youdao Dictionary
mobile app and a frequent user taking one of our tutoring services are counted equally as one MAU. If investors do not perceive our operating metrics to accurately represent our operating performance, or if we discover material inaccuracies in our operating metrics, our business, financial condition and results of operations may be materially and adversely affected.
The approval, filing or other requirements of the China Securities Regulatory Commission or other PRC government authorities may be required under PRC law in connection with our issuance of securities overseas or maintenance of the listing status of our ADSs, and the PRC government’s oversight and discretion over our business operations could result in a material adverse change in our operations and the value of our ADSs.
The Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, purport to require offshore special purpose vehicles that are controlled by PRC companies or individuals and that have been formed for the purpose of seeking a public listing on an overseas stock exchange through acquisitions of PRC domestic companies or assets to obtain CSRC approval prior to publicly listing their securities on an overseas stock exchange. The interpretation and application of the regulations remain unclear. If CSRC approval under the M&A Rules is required, it is uncertain whether it would be possible for us to obtain the approval, and any failure to obtain or delay in obtaining CSRC approval for our future issuance of securities overseas would subject us to sanctions imposed by the CSRC and other PRC regulatory agencies.
Furthermore, we conduct our business primarily through our PRC subsidiaries and VIEs and their subsidiaries in China. Our operations in China are governed by PRC laws and regulations. The PRC government has significant oversight and discretion over the operation of our business, and it may influence our operations, which could result in a material adverse change in our operation and the value of our ADSs. The PRC government has recently indicated an intent to exert more oversight over overseas offerings by and/or foreign investment in China-based issuers like us. For example, on July 6, 2021, relevant PRC government authorities promulgated the Opinions on Strictly Cracking Down on Illegal Securities Activities, which emphasized the need to strengthen the administration over “illegal securities activities” and the supervision on overseas listings by China-based companies, and proposed to take effective measures, such as promoting the construction of relevant regulatory systems to deal with the risks and incidents faced by China-based overseas-listed companies, although such opinions did not specify the definition of “illegal securities activities.” Such opinions further provided that the special provisions of the State Council on overseas offerings and listings by those companies limited by shares will be revised and therefore the duties of domestic industry competent authorities and regulatory agencies will be clarified.
On December 24, 2021, the CSRC issued the Provisions of the State Council on the Administration of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments) and the Administrative Measures for the Filing of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments), collectively the Draft Overseas Listing Regulations, for public comments, which require, among others, that PRC domestic companies that seek to offer and list securities in overseas markets, either in direct or indirect means, are required to file the required documents with the CSRC within three working days after its application for overseas listing is submitted. As of the date of this annual report, the Draft Overseas Listing Regulations were released for public comments only and the final version and effective date of such regulations are subject to change with substantial uncertainty.

In addition, on January 4, 2022, the CAC published the Revised Cybersecurity Review Measures, which became effective on February 15, 2022. The Revised Cybersecurity Review Measures provide that a critical information infrastructure operator purchasing network products and services, and platform operators carrying out data processing activities, which affect or may affect national security, shall apply for cybersecurity review and that a platform operator with more than one million users’ personal information aiming to list abroad must apply for cybersecurity review. There are substantial uncertainties as to the interpretation, application, and enforcement of the Revised Cybersecurity Review Measures and whether to conduct a security offering or maintain our listing status on the NYSE will be subject to the cybersecurity review procedures.
We believe, to the best of our knowledge, our business operations do not violate any of the above PRC laws and regulations currently in force in all material respects. In addition, we cannot guarantee that new rules or regulations promulgated in the future will not impose any additional requirement on us or otherwise tightening the regulations on companies with a VIE structure. If the CSRC or other relevant PRC regulatory agencies subsequently determine that prior approval is required for any of our future offerings of securities overseas or maintenance of the listing status of our ADSs, we cannot guarantee that we will be able to obtain such approval in a timely manner, or at all. The CSRC or other PRC regulatory agencies also may take actions requiring us, or making it advisable for us, not to proceed with such offering or maintain the listing status of our ADSs. If we proceed with any of such offering or maintain the listing status of our ADSs without obtaining the CSRC’s or other PRC regulatory agencies’ approval to the extent it is required, or if we are unable to comply with any new approval requirements which might be adopted for offerings that we have completed prior to the publication of the above- referenced opinions, we may face regulatory actions or other sanctions from the CSRC or other PRC regulatory agencies. These regulatory agencies may impose fines and penalties on our operations in China, limit our ability to pay dividends outside of China, limit our operating privileges in China, delay or restrict the repatriation of the proceeds from offering of securities overseas into China or take other actions that could have a material adverse effect on our business, financial condition, results of operations and prospects, as well as the trading price of the ADSs.
Furthermore, if there are any other approvals, filings and/or other administration procedures to be obtained from or completed with the CSRC or other PRC regulatory agencies as required by any new laws and regulations for any of our future proposed offering of securities overseas or the listing of the ADSs, we cannot assure you that we can obtain the required approval or complete the required filings or other regulatory procedures in a timely manner, or at all. Any failure to obtain the relevant approvals or complete the filings and other relevant regulatory procedures may subject us to regulatory actions or other sanctions from the CSRC or other PRC regulatory agencies, which may have a material adverse effect on our business, financial condition or results of operations. In addition, implementation of industry-wide regulations affecting our operations could cause the value of our securities to significantly decline. Therefore, investors of our company and our business face potential uncertainty from actions taken by the PRC government affecting our business.
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
As of March 31, 2022, NetEase, our controlling shareholder beneficially owned 3.6% of our issued and outstanding Class A ordinary shares and 74.1% of our issued and outstanding Class B ordinary shares, representing 65.3% of our total voting power. NetEase’s voting power gives it the power to control certain actions that require shareholder approval under Cayman Islands law, our memorandum and articles of association and NYSE requirements, including authorization of a plan of merger, changes to our memorandum and articles of association and an increase of the authorized share capital.
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

•
Sale of shares in our company.
Subject to applicable securities laws, NetEase may decide to sell all or a portion of the shares that it holds in our company to a third party, including to one of our competitors, thereby giving that third-party substantial influence over our business and our affairs. Such a sale could be contrary to the interests of our employees or our other shareholders or holders of the ADSs.

•
Developing business relationships with NetEase’s competitors
. We may be limited in our ability to do business with NetEase’s competitors, which may limit our ability to serve the best interests of our company and our other shareholders or holders of the ADSs.

•
Our directors may have conflicts of interest.
William Lei Ding, our director, is also the chief executive officer, a director and a major shareholder of NetEase, as well as a nominee shareholder of each of Youdao’s VIEs. These relationships could create, or appear to create, conflicts of interest when William Lei Ding is faced with decisions with potentially different implications for NetEase and us.

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

Risks Related to Our Corporate Structure
There are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations, and rules relating to the agreements that establish the VIE structure for our operations in China, including potential future actions by the PRC government, which could affect the enforceability of our contractual arrangements with the VIEs and, consequently, significantly affect our financial condition and results of operations. If the PRC government finds our contractual arrangements non-compliant
with relevant PRC laws, regulations, and rules, or if these laws, regulations, and rules or the interpretation thereof change in the future, we could be subject to severe penalties or be forced to relinquish our interests in the VIEs.
Foreign investment in the value-added telecommunication services industry in China is extensively regulated and subject to numerous restrictions. Pursuant to the list of special management measures for the market entry of foreign investment, or the Negative List, published by the National Development and Reform Commission (NDRC) and the Ministry of Commerce on December 27, 2021 and effective on January 1, 2022, with a few exceptions, foreign investors are generally not allowed to own more than 50% of the equity interests in a value-added telecommunication service provider.
We are a Cayman Islands company and our wholly owned PRC subsidiaries are currently considered foreign-invested enterprise. Accordingly, our PRC subsidiaries are not eligible to provide value-added telecommunication services in China. To ensure strict compliance with the PRC laws and regulations, we conduct such business activities through Youdao Computer and Linjiedian Education, the VIEs of Youdao. Youdao Information, our wholly owned subsidiary in China, has entered into a series of contractual arrangements with the VIEs of Youdao and their shareholders, which enable us to (i) exercise effective control over the VIEs, (ii) receive substantially all of the economic benefits of the VIEs, and (iii) have an exclusive option to purchase all or part of the equity interests and assets in the VIEs when and to the extent permitted by PRC law. As a result of these contractual arrangements, we have control over and are the primary beneficiary of the VIEs and hence consolidate their financial results as the VIEs under U.S. GAAP. See “Item 4. Information on the Company—4.C. Organizational Structure—Contractual Arrangements with the VIEs and the VIEs’ Respective Shareholders” for further details.
If the PRC government finds that our contractual arrangements do not comply with its restrictions on foreign investment in the value-added telecommunication services, or if the PRC government otherwise finds that we or the VIEs are in violation of PRC laws or regulations or lack the necessary permits or licenses to operate our business, the relevant PRC regulatory authorities, including the MIIT and SAIC, would have broad discretion in dealing with such violations or failures, including, without limitation:

•	revoking the business licenses and/or operating licenses of such entities;

•	discontinuing or placing restrictions or onerous conditions on our operation through any transactions between our PRC subsidiaries and the VIEs;

•	imposing fines, confiscating the income from our PRC subsidiaries or the VIEs, or imposing other requirements with which we or the VIEs may not be able to comply; or

•
requiring us to restructure our ownership structure or operations, including terminating the contractual arrangements with the VIEs and deregistering the equity pledges of the VIEs, which in turn would affect our ability to consolidate, derive economic interests from, or exert effective control over the VIEs.

Any of these actions could cause significant disruptions to our business operations and severely damage our reputation, which would in turn materially and adversely affect our business, financial condition and results of operations. In addition, new PRC laws, regulations, and rules may be introduced to impose additional requirements, posing additional challenges to our corporate structure and contractual arrangements. For example, the General Office of State Council and the General Office of Central Committee of the Communist Party of China jointly promulgated the Alleviating Burden Opinion on July 24, 2021, which provides, among others, that (i) Academic AST Institutions are prohibited from raising funds by listing on stock markets or conducting any capitalization activities; and (ii) foreign capital is prohibited from controlling or participating in any Academic AST Institutions through mergers and acquisitions, entrusted operation, joining franchise or variable interest entities. The Alleviating Burden Opinion provides that any violation of the foregoing shall be rectified. The Alleviating Burden Opinion further states that the administration and supervision over academic subjects tutoring institutions for students in grades 10 to 12 shall be implemented by reference to the relevant provisions of the Alleviating Burden Opinion. In February 2022, the MOE issued its 2022 Work Plan which provides that the supervision of AST institutions for students in grades 10 to 12 shall be strictly carried out “with reference to” the relevant provisions as set forth in the Alleviating Burden Opinion. It remains uncertain as to how and to what extent the administration over academic subjects tutoring institutions for students in grades 10 to 12 will be implemented by reference of the Alleviating Burden Opinion.
We have conducted a series of compliance measures regarding the Alleviating Burden Opinion and relevant implements, such as the disposal of the Academic AST Business. We may take further necessary measures to comply with the current and future PRC laws and regulations. We believe, to the best of our knowledge, our contractual arrangements do not violate any applicable PRC laws and regulations currently in force in all material aspects. However, there are substantial uncertainties regarding the interpretation and application of current and future PRC laws and regulations, thus we cannot preclude the possibility that the PRC regulatory authorities may take a view that is contrary to us. If any of these occurrences results in our inability to direct the activities of the VIEs or our failure to receive the economic benefits from the VIEs and/or our inability to claim our contractual control rights over the assets of the VIEs that conduct substantially all of our operations in China, we may not be able to consolidate the entity in our consolidated financial statements in accordance with U.S. GAAP which could materially and adversely affect our financial condition and results of operations and cause our ADSs to significantly decline in value or become worthless.
Any failure by the VIEs or their shareholders to perform their obligations under our contractual arrangements with them would have a material adverse effect on our business.
Since PRC laws prohibit or restrict foreign equity ownership in certain kinds of business in China, we have relied and expect to continue to rely on the contractual arrangements with the VIEs and their shareholders to operate our business in China.
However, these contractual arrangements may not be as effective as equity ownership in providing us with control over our affiliated entities. Any of our affiliated entities, including the VIEs and its shareholders, could breach their contractual arrangements with us by, among other things, failing to conduct their operations in an acceptable manner or taking other actions that are detrimental to our interests. In the event that the shareholders of the VIEs breach the terms of these contractual arrangements and voluntarily liquidate the VIEs, or the VIEs declares bankruptcy and all or part of its assets become subject to liens or rights of third-party creditors, or are otherwise disposed of without our consent, we may be unable to conduct some or all of our business operations or otherwise benefit from the assets held by our affiliated entities, which could have a material adverse effect on our business, financial condition and results of operations.
Most of the nominee shareholders of the VIEs are also beneficial owners of the Company. Particularly, nominee shareholders of the VIEs are Mr. Feng Zhou, Chief Executive Officer and a shareholder of the Company, and Mr. Lei Ding, the chief executive officer, director and a non-controlling
shareholder of NetEase. Inc., our controlling shareholder. The enforceability of the contractual agreements between us, the VIEs and their shareholders depends to a large extent upon whether the VIEs and their shareholders will fulfill these contractual agreements. Their interests in enforcing these contractual agreements may not align with our interests or the interests of our shareholders. If their interest diverges from that of our company and other shareholders, it may potentially increase the risk that they could seek to act contrary to these contractual arrangements. If the VIEs or their shareholders fail to perform their respective obligations under the contractual arrangements, we may have to incur substantial costs and expend additional resources to enforce such arrangements. We may also have to rely on legal remedies under PRC law, including seeking specific performance or injunctive relief, and contractual remedies, which we cannot assure you will be sufficient or effective under PRC law. Our contractual arrangements are governed by PRC law and provide for the resolution of disputes through litigation in China. Accordingly, these agreements would be interpreted in accordance with PRC law and any disputes would be resolved in accordance with PRC legal procedures. The legal system in the PRC is not as developed as in some other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements. Meanwhile, there are very few precedents and little formal guidance as to how contractual arrangements in the context of a VIE should be interpreted or enforced under PRC law.

There remain significant uncertainties regarding the ultimate outcome of such adjudication should legal action become necessary. In the event that we are unable to enforce these contractual arrangements, or if we suffer significant delay or other obstacles in the process of enforcing these contractual arrangements, we may not be able to exert effective control over our affiliated entities, and our ability to conduct our business may be negatively affected.
Uncertainties exist with respect to the interpretation and implementation of the enacted Foreign Investment Law and how it may impact our business, financial condition and results of operations.
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
We rely on contractual arrangements with the VIEs and their shareholders for a large portion of our business operations which may not be as effective as equity ownership in providing operational control.
We primarily have relied and expect to continue to rely on contractual arrangements with the VIEs and their respective shareholders to operate our business in China. These contractual arrangements may not be as effective as equity ownership in providing us with control over the VIEs. For example, the VIEs and their shareholders could breach their contractual arrangements with us by, among other things, failing to conduct their operations in an acceptable manner or taking other actions that are detrimental to our interests. If we had equity ownership of the VIEs, we would be able to exercise our rights as a shareholder to effect changes in the board of directors of the VIEs, which in turn could implement changes, subject to any applicable fiduciary obligations, at the management and operational level. However, under the current contractual arrangements, we rely on the performance by the VIEs and their shareholders of their respective obligations under the contracts to exercise control over the VIEs. The shareholders of the VIEs may not act in the best interests of our company or may not perform their obligations under these contracts. Such risks exist throughout the period in which we intend to operate certain portions of our business through the contractual arrangements with the VIEs. If any disputes relating to these contracts remain unresolved, we will have to enforce our rights under these contracts through the operations of PRC law and arbitration, litigation and other legal proceedings and therefore will be subject to uncertainties in the PRC legal system. Therefore, our contractual arrangements with the VIEs may not be as effective in ensuring our control over the relevant portion of our business operations as equity ownership would be.

Any failure by any of the VIEs or their shareholders to perform their respective obligations under our contractual arrangements with them would have a material and adverse effect on our business.
If any of the VIEs of Youdao or their shareholders fail to perform their respective obligations under the contractual arrangements, we may be limited in our ability to enforce the contractual arrangements that give us effective control over the VIEs, and if we are unable to maintain such control, our ability to consolidate the financial results of the VIEs will be affected. We may have to incur substantial costs and expend additional resources to enforce such arrangements. We may also have to rely on legal remedies under PRC law, including seeking specific performance or injunctive relief, and claiming damages, which we cannot assure you will be effective under PRC law. For example, if the shareholders of any of the VIEs refuse to transfer their equity interest in such VIEs to us or our designee if we exercise the purchase option pursuant to these contractual arrangements, or if they otherwise act in bad faith toward us, then we may have to take legal actions to compel them to perform their contractual obligations. In addition, if any third parties claim any interest in such shareholders’ equity interests in any of the VIEs, our ability to exercise shareholders’ rights or foreclose the share pledge according to the contractual arrangements may be impaired. If these or other disputes between the shareholders of the VIEs and third parties were to impair our control over the VIEs, our ability to consolidate the financial results of the VIEs would be affected, which would in turn result in a material adverse effect on our business, operations and financial condition.
In addition, the shareholders of the VIEs may be involved in personal disputes with third parties or other incidents that may have an adverse effect on their respective equity interests in the VIEs and the validity or enforceability of the contractual arrangements. For instance, in the event that such shareholder divorces his or her spouse, the spouse may claim that the equity interest of the VIEs held by such shareholder is part of their marital or community property and should be divided between such shareholder and his or her spouse. If such claim is supported by the competent court, the relevant equity interest may be obtained by the shareholder’s spouse or another third party who is not bound by our contractual arrangements, which could result in our losing effective control over the VIEs. Even if we receive a consent letter from the spouse of a nominee shareholder of the VIEs where such spouse undertakes that he or she would not take any actions to interfere with the contractual arrangements through which we control such VIEs, including by claiming that the equity interest of the VIEs held by such shareholder is part of their marital or community property, we cannot assure you that these undertakings will be complied with or effectively enforced. In the event that any of them is breached or becomes unenforceable and leads to legal proceedings, it could disrupt our business, distract our management’s attention and subject us to substantial uncertainties as to the outcome of any such legal proceedings. Similarly, if any of the equity interests of the VIEs are inherited by a third party on whom the current contractual arrangements are not binding, we could lose our control over the VIEs or have to maintain such control at unpredictable cost, which could cause significant disruption to our business operations and harm our financial condition and results of operations.

Our contractual arrangements are governed by PRC law. Accordingly, these contracts would be interpreted in accordance with PRC law, and any disputes would be resolved in accordance with PRC legal procedures.
The legal system in the PRC is not as developed as in some other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements. Meanwhile, there are very few precedents and little formal guidance as to how contractual arrangements in the context of a VIE should be interpreted or enforced under PRC law. There remain significant uncertainties regarding the ultimate outcome of such arbitration should legal action become necessary. In addition, under PRC law, rulings by arbitrators are final, parties cannot appeal the arbitration results in courts, and if the losing parties fail to carry out the arbitration awards within a prescribed time limit, the prevailing parties may only enforce the arbitration awards in PRC courts, which would require additional expenses and delay. In the event we are unable to enforce these contractual arrangements, or if we suffer significant delays or other obstacles in the process of enforcing these contractual arrangements, we may not be able to exert effective control over the VIEs, and our ability to conduct our business may be negatively affected.
The shareholders of the VIEs may have actual or potential conflicts of interest with us, which may materially and adversely affect our business and financial condition.
The shareholders of the VIEs of Youdao may have actual or potential conflicts of interest with us. These shareholders may refuse to sign or breach, or cause the VIEs to breach, or refuse to renew, the existing contractual arrangements we have with them and the VIEs, which would have a material and adverse effect on our ability to effectively control the VIEs and receive economic benefits from them. For example, the shareholders may be able to cause our agreements with the VIEs to be performed in a manner adverse to us by, among other things, failing to remit payments due under the contractual arrangements to us on a timely basis. We cannot assure you that when conflicts of interest arise any or all of these shareholders will act in the best interests of our company or such conflicts will be resolved in our favor. Currently, we do not have any arrangements to address potential conflicts of interest between these shareholders and our company. If we cannot resolve any conflict of interest or dispute between us and these shareholders, we would have to rely on legal proceedings, which could result in disruption of our business and subject us to substantial uncertainty as to the outcome of any such legal proceedings.
Contractual arrangements in relation to the VIEs may be subject to scrutiny by the PRC tax authorities and they may determine that we or the VIEs owe additional taxes, which could negatively affect our financial condition and the value of your investment.
Under applicable PRC laws and regulations, arrangements and transactions among related parties may be subject to audit or challenge by the PRC tax authorities within ten years after the taxable year when the transactions are conducted. We could face material and adverse tax consequences if the PRC tax authorities determine that the VIE contractual arrangements were not entered into on an arm’s-length
basis in such a way as to result in an impermissible reduction in taxes under applicable PRC laws, rules and regulations, and adjust the income of the VIEs in the form of a transfer pricing adjustment. A transfer pricing adjustment could, among other things, result in a reduction of expense deductions recorded by the VIEs for PRC tax purposes, which could in turn increase its tax liabilities without reducing our PRC subsidiaries’ tax expenses. In addition, the PRC tax authorities may impose late payment fees and other penalties on the VIEs for the adjusted but unpaid taxes according to the applicable regulations. Our financial position could be materially and adversely affected if the VIEs’ tax liabilities increase or if it is required to pay late payment fees and other penalties.
We may lose the ability to use, or otherwise benefit from, the licenses, approvals and assets held by the VIEs of Youdao, which could severely disrupt our business, render us unable to conduct some or all of our business operations and constrain our growth.
As part of our contractual arrangements with the VIEs of Youdao, the VIEs hold certain assets, licenses and permits that are material to our business operations, such as the ICP License. The contractual arrangements contain terms that specifically obligate VIEs’ shareholders to ensure the valid existence of the VIEs and restrict the disposal of material assets of the VIEs. However, in the event the VIEs’ shareholders breach the terms of these contractual arrangements and voluntarily liquidate the VIEs, or the VIEs declare bankruptcy and all or part of its assets become subject to liens or rights of third-party creditors, or are otherwise disposed of without our consent, we may be unable to conduct some or all of our business operations or otherwise benefit from the assets held by the VIEs, which could have a material adverse effect on our business, financial condition and results of operations. Furthermore, if any of the VIEs undergoes a voluntary or involuntary liquidation proceeding, its shareholders or unrelated third-party creditors may claim rights to some or all of the assets of such VIE, thereby hindering our ability to operate our business as well as constrain our growth.

Risks Related to Doing Business in China
Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business and operations.
Substantially all of our assets and operations are located in China. Accordingly, our business, financial condition, results of operations and prospects may be influenced to a significant degree by political, economic and social conditions in China generally. The Chinese economy differs from the economies of most developed countries in many respects, including the level of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. Although the Chinese government has implemented measures emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets, and the establishment of improved corporate governance in business enterprises, a substantial portion of productive assets in China is still owned by the government. In addition, the Chinese government continues to play a significant role in regulating industry development by imposing industrial policies. The Chinese government also exercises significant control over China’s economic growth through allocating resources, controlling payment obligations denominated in foreign currencies, setting monetary policy and providing preferential treatment to particular industries or companies. While the Chinese economy has experienced significant growth over past decades, growth has been uneven, both geographically and among various sectors of the economy. Any adverse changes in economic conditions in China, in the policies of the Chinese government or in the laws and regulations in China could have a material adverse effect on the overall economic growth of China. Such developments could adversely affect our business and operating results, lead to a reduction in demand for our services and adversely affect our competitive position. The Chinese government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall Chinese economy, but may have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations. The growth rate of the Chinese economy has gradually slowed since 2010, and the
COVID-19
pandemic has negatively impacted and may continue to negatively impact the Chinese economy. Any prolonged slowdown in the Chinese economy may reduce the demand for our products and services and materially and adversely affect our business and results of operations.
Uncertainties with respect to the PRC legal system, including uncertainties regarding the enforcement of laws, and sudden or unexpected changes in policies, laws and regulations in China, could adversely affect us.
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

The PRC government has significant oversight and discretion over the conduct of our business and may intervene with or influence our operations as the government deems appropriate to further regulatory, political and societal goals. The PRC government has recently published new policies that adversely affected our industry and our business, and we cannot rule out the possibility that it will in the future further release regulations or policies regarding our industry that could further adversely affect our business, financial condition and results of operations. Furthermore, the PRC government has also recently indicated an intent to exert more oversight and control over securities offerings and other capital markets activities that are conducted overseas and foreign investment in China-based companies like us. Any such action, once taken by the PRC government, could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or in extreme cases, become worthless.
However, as there are still regulatory uncertainties in this regard, we cannot assure you that we will be able to comply with new laws and regulations in all respects, and we may be ordered to rectify, suspend or terminate any actions or services that are deemed illegal by the regulatory authorities and become subject to material penalties, which may materially harm our business, financial condition, results of operations and prospects.
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
We are a company incorporated under the laws of the Cayman Islands, we conduct substantially all of our operations in China, and substantially all of our assets are located in China. In addition, all our senior executive officers reside within China for a significant portion of the time and most are PRC nationals. There are also uncertainties regarding the status of the rights of the Youdao, Inc., our Cayman Islands holding company, with respect to our contractual arrangements with the VIE, our founders and shareholders. As a result, it may be difficult for our shareholders to effect service of process upon us or those persons inside China. In addition, China does not have treaties providing for the reciprocal recognition and enforcement of judgments of courts with the Cayman Islands and many other countries and regions. Therefore, recognition and enforcement in China of judgments of a court in any of these non-PRC
jurisdictions in relation to any matter not subject to a binding arbitration provision may be difficult or impossible.
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
We are a Cayman Islands holding company and we rely principally on dividends and other distributions on equity from our PRC subsidiaries for our cash requirements, including for services of any debt we may incur. The ability of our PRC subsidiaries to pay dividends and other distributions on equity, in turn, depends on the payment they receive from the VIEs as service fees pursuant to certain contractual arrangements among our PRC subsidiaries, the VIEs and the VIEs’ shareholders entered into to comply with certain restriction under PRC law on foreign investment. For more information about such contractual arrangements, see “Item 4. Information on the Company—4.C. Organizational Structure—Contractual Arrangements with the VIEs and the VIEs’ Respective Shareholders.”
Our PRC subsidiaries’ ability to distribute dividends is based upon their distributable earnings. Current PRC regulations permit our PRC subsidiaries to pay dividends to their respective shareholders only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, each of our PRC subsidiaries and the VIEs are required to set aside at least 10% of their after-tax
profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of their registered capital. These reserves are not distributable as cash dividends. If our PRC subsidiaries incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments to us. Any limitation on the ability of our PRC subsidiaries to distribute dividends or other payments to their respective shareholders could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our businesses, pay dividends or otherwise fund and conduct our business.
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
PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay us from making loans or additional capital contributions to our PRC subsidiaries and to make loans to the VIEs, which could materially and adversely affect our liquidity and our ability to fund and expand our business.
Any funds we transfer to our PRC subsidiaries, either as a shareholder loan or as an increase in registered capital, as well as any foreign loans we provide to the VIEs, are subject to approval by or registration with relevant governmental authorities in China. According to the relevant PRC regulations on foreign-invested enterprises, or FIEs, in China, capital contributions to our PRC subsidiaries are subject to the reporting with the Ministry of Commerce, or MOFCOM, or its local branches and registration with a local bank authorized by the State Administration of Foreign Exchange, or SAFE. In addition, (i) any foreign loan procured by our PRC subsidiaries is required to be registered with SAFE or its local branches and (ii) any of our PRC subsidiaries may not procure loans which exceed the difference between its total investment amount and registered capital or, as an alternative, only procure loans subject to the calculation approach and limitation as provided in the Notice of the People’s Bank of China on Matters concerning the Macro-Prudential Management of Full-Covered Cross-Border Financing, or the PBOC Notice No. 9. Additionally, any medium or long-term loans to be provided by us to the VIEs must be registered with the NDRC and the SAFE or its local branches. We may not be able to obtain these government approvals or complete such registrations on a timely basis, if at all, with respect to future capital contributions or foreign loans by us to our PRC subsidiaries or loans by us to the VIEs. If we fail to receive such approvals or complete such reporting, registration or filing, our ability to use the proceeds of our initial public offering and the concurrent private placements to Orbis and to capitalize our PRC operations may be negatively affected, which could adversely affect our liquidity and our ability to fund and expand our business. See “Item 4. Information on the Company—4.A. History and Development of the Company— Our Corporate History.”
On March 30, 2015, the SAFE promulgated the Circular on Reforming the Management Approach Regarding the Foreign Exchange Capital Settlement of Foreign-Invested Enterprises, or SAFE Circular 19, which took effect as of June 1, 2015. SAFE Circular 19 launched a nationwide reform of the administration of the settlement of the foreign exchange capitals of FIEs and allows FIEs to settle their foreign exchange capital at their discretion, but continues to prohibit FIEs from using the Renminbi fund converted from their foreign exchange capital for expenditure beyond their business scopes, providing entrusted loans or repaying loans between nonfinancial enterprises. The SAFE issued the Circular on Reforming and Regulating Policies on the Control over Foreign Exchange Settlement of Capital Accounts, or SAFE Circular 16, effective in June 2016. Pursuant to SAFE Circular 16, enterprises registered in China may also convert their foreign debts from foreign currency to Renminbi on a self-discretionary basis. SAFE Circular 16 provides an integrated standard for conversion of foreign exchange under capital account items (including but not limited to foreign currency capital and foreign debts) on a self-discretionary basis which applies to all enterprises registered in China. SAFE Circular 16 reiterates the principle that Renminbi converted from foreign currency-denominated capital of a company may not be directly or indirectly used for purposes beyond its business scope or prohibited by PRC laws or regulations, while such converted Renminbi shall not be provided as loans to its non-affiliated
entities. On October 23, 2019, SAFE issued Notice of the State Administration of Foreign Exchange on Further Promoting the Facilitation of Cross-border Trade and Investment, or the Circular 28. Circular 28 allows non-investment
foreign-invested enterprises to use their capital funds to make equity investments in China, provided that such investments do not violate the Negative List and the target investment projects are genuine and in compliance with PRC laws. As Circular 28 is relatively new, there remains uncertainty as to its interpretation and application and any other future foreign exchange related rules. Violations of these Circulars could result in severe monetary or other penalties. SAFE Circular 19 and SAFE Circular 16 may significantly limit our ability to use Renminbi converted from the net proceeds of our initial public offering, the concurrent private placements to Orbis and follow-on
offering to fund the establishment of new entities in China by the VIEs, to invest in or acquire any other PRC companies through our PRC subsidiaries, or to establish new VIEs in China, which may adversely affect our business, financial condition and results of operations.

The PCAOB is currently unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections over our auditor deprives our investors with the benefits of such inspections.
Our auditor, the independent registered public accounting firm that issues the audit report included elsewhere in this annual report, as an auditor of companies that are traded publicly in the United States and a firm registered with the Public Company Accounting Oversight Board (United States), or the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Since our auditor is located in China, a jurisdiction where the PCAOB has been unable to conduct inspections without the approval of the Chinese authorities, our auditor is not currently inspected by the PCAOB.
This lack of the PCAOB inspections in China prevents the PCAOB from fully evaluating audits and quality control procedures of our independent registered public accounting firm. As a result, we and investors are deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of our independent registered public accounting firm’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to the PCAOB inspections, which could cause investors and potential investors in our ADSs to lose confidence in our audit procedures and reported financial information and the quality of our financial statements.
Our ADSs may be delisted and our ADSs and Class A ordinary shares may be prohibited from trading in the over-the-counter
market under the Holding Foreign Companies Accountable Act, or the HFCAA, if the PCAOB is unable to inspect or fully investigate auditors located in China. On December 16, 2021, PCAOB issued the HFCAA Determination Report, according to which our auditor is subject to the determinations that the PCAOB is unable to inspect or investigate completely. Under the current law, delisting and prohibition from over-the-counter
trading in the U.S. could take place in 2024. If this happens there is no certainty that we will be able to list our ADSs or Class A ordinary shares on a
non-U.S.
exchange or that a market for our ADSs or Class A ordinary shares will develop outside of the U.S. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.
As part of a continued regulatory focus in the United States on access to audit and other information currently protected by national law, in particular China’s, the Holding Foreign Companies Accountable Act, or the HFCAA has been signed into law on December 18, 2020. The HFCAA states if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspection for the PCAOB for three consecutive years beginning in 2021, the SEC shall prohibit our Class A ordinary shares or ADSs from being traded on a national securities exchange or in the over-the-counter
trading market in the U.S. Accordingly, under the current law this could happen in 2024. In the case that the Accelerating Holding Foreign Companies Accountable Act becomes the law, it will reduce the time period before our ADSs could be delisted from the exchange and prohibited from over-the-counter trading in the U.S. from 2024 to 2023. For details, see “—The potential enactment of the Accelerating Holding Foreign Companies Accountable Act would decrease the number of non-inspection years from three years to two years, thus reducing the time period before our ADSs may be delisted or prohibited from over-the-counter trading. If this bill were enacted, our ADS could be delisted from the NYSE and prohibited from over-the-counter trading in the U.S. in 2023.”
On December 2, 2021, the SEC adopted final amendments to its rules implementing the HFCAA (the “Final Amendments”). The Final Amendments include requirements to disclose information, including the auditor name and location, the percentage of shares of the issuer owned by governmental entities, whether governmental entities in the applicable foreign jurisdiction with respect to the auditor has a controlling financial interest with respect to the issuer, the name of each official of the Chinese Communist Party who is a member of the board of the issuer, and whether the articles of incorporation of the issuer contains any charter of the Chinese Communist Party. The Final Amendments also establish procedures the SEC will follow in identifying issuers and prohibiting trading by certain issuers under the HFCAA. Pursuant to the Final Amendments, the SEC will identify an issuer as a “Commission Identified Issuer” if the issuer has filed an annual report containing an audit report issued by a registered public accounting firm that the PCAOB has determined it is unable to inspect or investigate completely, and will then impose a trading prohibition on an issuer after it is identified as a Commission-Identified Issuer for three consecutive years.

On December 16, 2021, PCAOB issued the HFCAA Determination Report, according to which our auditor is subject to the determinations that the PCAOB is unable to inspect or investigate completely. In March 2022, the SEC issued its first “Conclusive list of issuers identified under the HFCAA” indicating that those companies are now formally subject to the delisting provisions if they remain on the list for three consecutive years. We anticipate to be identified as a “Commission Identified Issuer,” and therefore to be added to such list shortly after the filing of this annual report on Form
20-F.
The HFCAA or other efforts to increase U.S. regulatory access to audit information could cause investor uncertainty for affected issuers, including us, and the market price of the ADSs could be adversely affected. Additionally, whether the PCAOB will be able to conduct inspections of our auditor before the issuance of our financial statements on Form
20-F
for the year ended December 31, 2023, which is due by April 30, 2024, or at all, is subject to substantial uncertainty and depends on factors out of our and our auditor’s control. If our auditor is unable to be inspected in time, we could be delisted from the New York Stock Exchange and our ADSs will not be permitted for trading
“over-the-counter”
either. Such a delisting would substantially impair your ability to sell or purchase our ADSs when you wish to do so, and the risk and uncertainty associated with delisting would have a negative impact on the price of our ADSs. Also, such a delisting would significantly affect our ability to raise capital on terms acceptable to us, or at all, which would have a material adverse impact on our business, financial condition, and prospects. If our ADSs are delisted from the U.S. Exchange and are prohibited from trading in the over-the-counter
market in the U.S. there is no certainty that we will be able to list on a
non-U.S.
exchange or that a market for our Class A ordinary shares or ADSs will develop outside of the U.S.
The potential enactment of the Accelerating Holding Foreign Companies Accountable Act would decrease the number of non-inspection
years from three years to two years, thus reducing the time period before our ADSs may be delisted or prohibited from over-the-counter
trading. If this bill were enacted, our ADS could be delisted from the exchange and prohibited from over-the-counter
trading in the U.S. in 2023.
On June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act, or the AHFCA Act, which, if enacted into law, would amend the HFCAA and require the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years, instead of three consecutive years as currently enacted in the HFCAA.
On February 4, 2022, the U.S. House of Representatives passed the America Competes Act of 2022 which includes the exact same amendments as the bill passed by the Senate. The America Competes Act however includes a broader range of legislation not related to the HFCAA in response to the U.S. Innovation and Competition Act passed by the Senate in 2021. The U.S. House of Representatives and U.S. Senate will need to agree on amendments to these respective bills to align the legislation and pass their amended bills before the President of the U.S. can sign into law. It is unclear when the U.S. Senate and U.S. House of Representatives will resolve the differences in the U.S. Innovation and Competition Act and the America Competes Act of 2022 bills currently passed, or when the U.S. President will sign on the bill to make the amendment into law, or at all. In the case that the bill becomes the law, it will reduce the time period before our ADSs could be delisted from the exchange and prohibited from over-the-counter
trading in the U.S. from 2024 to 2023.
There are, however, certain differences between the AHFCA Act and the America Competes Act, such as those relating to the U.S. Innovation and Competition Act passed by the Senate in 2021. The U.S. House of Representatives and U.S. Senate will need to align their respective legislation and pass their amended bills before the President can sign these bills into law. It is unclear when the U.S. Senate and U.S. House of Representatives will resolve the foregoing differences in the respective bills currently passed, or when the U.S. President will sign on the bill to make the amendment into law, or at all. However, in the case that the bill becomes the law, it will reduce the time period before our ADSs could be delisted from the exchange and prohibited from over-the-counter
trading in the U.S. from 2024 to 2023.

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
Sales of substantial amounts of ADSs in the public market, or the perception that these sales could occur, could adversely affect the market price of the ADSs and could materially impair our ability to raise capital through equity offerings in the future. As of March 31, 2022, we had 37,681,086 Class A ordinary shares and 88,288,360 Class B ordinary shares outstanding. The ADSs representing our Class A ordinary shares sold in our initial public offering are freely transferable by persons other than our “affiliates” without restriction or further registration under the Securities Act. The remaining ordinary shares outstanding will be available for sale, upon the expiration of the
180-day
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

NetEase, Dr. Zhou and certain individual minority shareholders who are our employees collectively beneficially owned all of our issued and outstanding Class B ordinary shares as of the date of this annual report. As of March 31, 2022, these Class B ordinary shares constituted approximately 70.1% of our total issued and outstanding share capital and 87.5% of the aggregate voting power of our total issued and outstanding share capital. In particular, Class B ordinary shares owned by NetEase constituted approximately 51.9% of our total issued and outstanding share capital and 64.8% of the aggregate voting power of our total issued and outstanding share capital as of March 31, 2022.
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

Based on the composition of our income and assets and the value of our assets, including goodwill, which is based on the price of the ADSs, we believe that we were not a PFIC for our 2021 taxable year. However, we hold a substantial amount of cash and our PFIC status will depend on the composition of our income and assets and the value of our assets from time to time (which may be determined, in part, by reference to the market price of the ADSs, which could be volatile). If our ADS price declines significantly while we continue to hold a substantial amount of cash for any taxable year, our risk of being or becoming a PFIC will increase. Moreover, it is not entirely clear how the contractual arrangements between us and the VIEs will be treated for purposes of the PFIC rules, and we may be or become a PFIC if the VIEs are not treated as owned by us for these purposes. In addition, the extent to which our goodwill should be characterized as an active asset is not entirely clear. Furthermore, our PFIC status for any taxable year is an annual determination that could be made only after the end of that year. Accordingly, there can be no assurance that we will not be a PFIC for any taxable year. If we were a PFIC for any taxable year during which a U.S. taxpayer held ADSs or Class A ordinary shares, the U.S. taxpayer generally would be subject to adverse U.S. federal income tax consequences, including increased tax liability on disposition gains and “excess distributions” and additional reporting requirements. See “Item 10. Additional Information—10.E. Taxation—Material U.S. Federal Income Tax Considerations—Passive Foreign Investment Company Rules.”

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
Between 2016 and 2021, we continued to expand our suite of smart devices, which currently include
Youdao Dictionary Pen, Youdao Listening Pod, Youdao Pocket Translator
and
Youdao Super Dictionary.
We also strategically expanded our learning services to include a wide range of STEAM courses, catering to various age groups’ learning needs, which mainly consist of
Youdao Weiqi, Youdao iCode, Youdao Chess, Youdao Drosophila Science
and
Youdao Fun Reading
.
In March 2021, we established Youdao Adult Education Department to promote the integration of the adult education sector of
Youdao Premium Courses
,
NetEase Cloud Classroom
and
China University MOOC
. Mainly operated by
NetEase Cloud Classroom
, this
new business unit will help integrate ample academic resources and propel the research and development of adult education courses.
In 2021, we officially launched our education digitalization solutions business and introduced the second generation of
Youdao Smart Learning Terminal
, a device that automates paper-based homework processing and provides learning diagnosis through the AI technology at schools.
In order to fully comply with applicable PRC regulatory requirements adopted by the PRC government in the second half of 2021, we disposed of the Academic AST Business. We are in the process of transitioning to become a leading technology-focused intelligent learning company. Towards this goal, we have introduced a series of new products and solutions, including
Youdao Listening Pod
and
Youdao Smart Learning Terminal
, and our learning services have been restructured to focus mainly on STEAM courses and adult and vocational courses.

Our Corporate History
We commenced our operations in March 2006 through Youdao Information. In September 2007, Youdao Computer was incorporated in the PRC. We conducted our business through both Youdao Information and Youdao Computer and they were then controlled by NetEase.
In 2014, we strategically shifted our focus to the intelligent learning industry. Since then, we have successfully developed a variety of technology-driven smart devices and learning services.
In November 2014, Youdao, Inc., our current ultimate holding company, was incorporated under the laws of the Cayman Islands.
In July 2016, Youdao HK was incorporated under the laws of Hong Kong. Youdao HK currently operates
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
Due to the restrictions imposed by PRC laws and regulations on foreign ownership of companies engaged in value-added telecommunication services and certain other businesses, Youdao Information entered into a series of contractual arrangements, as amended and restated, with each of Youdao Computer and Linjiedian Education, as well as their respective shareholders, through which we obtained control over Youdao Computer and Linjiedian Education. As a result, we are regarded as the primary beneficiary of each of Youdao Computer and Linjiedian Education. We treat them as VIEs under U.S. GAAP and have consolidated the financial results of these entities in our consolidated financial statements in accordance with U.S. GAAP. We refer to Youdao Information as our wholly foreign owned entity, or WFOE, and to Youdao Computer and Linjiedian Education as the VIEs of Youdao, in this annual report. For more details and risks related to the VIE structure that we adopt, please see “—4.C. Organizational Structure—Contractual Arrangements with the VIEs and the VIEs’ Respective Shareholders” and “Item 3. Key Information—3.D. Risk Factors—Risks Related to Our Corporate Structure.”
In May 2019, we acquired certain online learning businesses, including
NetEase Cloud Classroom, China University MOOC
and
NetEase Kada
, from the NetEase Group, as we believe these offerings generally appeal to different target audiences from, and as a result complement our existing online course offerings and enable us to reach a broader student base. Since these businesses were controlled by NetEase both before and after the acquisition, such transactions are accounted for as business combinations under common control. Therefore, our consolidated financial statements included elsewhere in this annual report include these acquired assets and liabilities at their historical carrying value. In addition, our consolidated financial statements included elsewhere in this annual report reflect the results of such acquired businesses as if the current corporate structure, including the transfer of business in May 2019, had been in existence throughout the periods presented.
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
In December 2020, we disposed of the
Youdao Cloudnote
business operation to an investee
co-established
by us and NetEase as part of business restructuring within the NetEase Group.

In February 2021, we raised approximately US$231.6 million of net proceeds through a follow-on
offering of ADSs.
In April 2021, the boards of directors of both NetEase and our Company have approved a proposed revolving loan facility by NetEase to us with a total commitment of US$300.0 million to support our long-term growth.
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
Recent Regulatory Development
Cybersecurity Review Measures
On January 4, 2022, the CAC published the Revised Cybersecurity Review Measures, which became effective on February 15, 2022 and repealed the Cybersecurity Review Measures promulgated on April 13, 2020. The Revised Cybersecurity Review Measures provide that a critical information infrastructure operator purchasing network products and services, and platform operators carrying out data processing activities, which affect or may affect national security, shall apply for cybersecurity review and that a platform operator with more than one million users’ personal information aiming to list abroad must apply for cybersecurity review.
As advised by our PRC legal counsel, under the currently effective PRC laws and regulations, we are not required to go through a cybersecurity review by the CAC to conduct a security offering or maintain our listing status on the NYSE, based on their consultation with competent government authorities. However, there remain substantial uncertainties on the interpretation and implementations of the Cybersecurity Review Measures. If the CSRC, the CAC or other regulatory agencies later require that we obtain their approvals for our future offshore offerings, we may be unable to obtain such approvals in a timely manner, or at all, and such approvals may be rescinded even if obtained. Any such circumstance could significantly limit or completely hinder our ability to continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. In addition, implementation of industry-wide regulations affecting our operations could limit our ability to attract new customers and/or users and cause the value of our securities to significantly decline. Therefore, investors of our company and our business face potential uncertainty from actions taken by the PRC government affecting our business.
As of the date of this annual report, we have not been involved in any investigations or become subject to a cybersecurity review initiated by the CAC based on the Cybersecurity Review Measures, and we have not received any inquiry, notice, warning, sanctions in such respect or any regulatory objections to our listing status from the CAC.
Potential CSRC Approval Required for the Listing of our ADSs
On July 6, 2021, certain PRC regulatory authorities issued Opinions on Strictly Cracking Down on Illegal Securities Activities. These opinions call for strengthened regulation over illegal securities activities and supervision on overseas listings by China-based companies and propose to take effective measures, such as promoting the development of relevant regulatory systems to deal with the risks and incidents faced by China-based overseas-listed companies.

Moreover, on December 24, 2021, the CSRC issued the Provisions of the State Council on the Administration of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments) and the Administrative Measures for the Filing of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments), collectively the Draft Overseas Listing Regulations, for public comments, which require, among others, that PRC domestic companies that seek to offer and list securities in overseas markets, either in direct or indirect means, are required to file the required documents with the CSRC within three working days after its application for overseas listing is submitted. As of the date of this annual report, the Draft Overseas Listing Regulations were released for public comments only and the final version and effective date of such regulations are subject to substantial uncertainty.
As advised by our PRC legal counsel, under the currently effective PRC laws and regulations, we are not required to obtain any permission from or complete any filing with the CSRC to conduct a security offering or maintain our listing status on the NYSE. However, there are substantial uncertainties as to how PRC governmental authorities will regulate overseas offerings and listings in general and we cannot assure you that we will not be required to obtain the approval of the CSRC or of potentially other regulatory authorities to maintain the listing status of our ADSs on the NYSE or to conduct overseas securities offerings in the future. We have been closely monitoring regulatory developments in China regarding any necessary approvals from the CSRC, the CAC, or other PRC regulatory authorities required for overseas listings. As of the date of this annual report, we have not received any inquiry, notice, warning, sanctions or regulatory objection from the CSRC.
Contractual Arrangements and Corporate Structure
We are a Cayman Islands company and currently conduct substantially all of our business operations in the PRC through Youdao Information, our subsidiary incorporated in the PRC, and the VIEs and their subsidiaries. Youdao Information controls Youdao Computer and Linjiedian Education, Youdao’s VIEs, through a series of contractual arrangements. We conduct a significant portion of our businesses in China through Youdao Computer. It is the VIEs that hold our key operating licenses, provide services to our customers, and enter into contracts with our suppliers. We operate our businesses this way because PRC laws and regulations restrict foreign investment in companies that engage in value-added telecommunication services. These contractual arrangements entered into with the VIEs allow us to (i) exercise effective control over the VIEs, (ii) receive substantially all of the economic benefits of the VIEs, and (iii) have an exclusive option to purchase all or part of the equity interests in the VIEs when and to the extent permitted by PRC law. These contractual arrangements include the operating agreement, equity pledge agreement, exclusive purchase option agreement, shareholder voting right trust agreement, loan agreement, and cooperation agreement, as the case may be. As a result of these contractual arrangements, we exert effective control over, and are considered the primary beneficiary of, the VIEs and consolidate their operating results in our financial statements under U.S. GAAP.
We do not have any equity interests in the VIEs who are owned by certain nominee shareholders. As a result, even though these contractual arrangements allow us to exercise effective control over the VIEs and be considered the primary beneficiary of the VIEs, which results in the consolidation of VIEs’ operating results in our financial statements under the U.S. GAAP, such control may be less effective than equity ownership, and we could face heightened risks and costs in enforcing these contractual arrangements, because there are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations, and rules relating to the legality and enforceability of these contractual arrangements. For the risks related to the nominee shareholders of Youdao’s VIEs, see “—3.D. Risk Factor—Risks Related to our Corporate Structure—Any failure by the VIEs or their shareholders to perform their obligations under our contractual arrangements with them would have a material adverse effect on our business.” If the PRC government finds such agreements to be illegal, we could be subject to severe penalties or be forced to relinquish our interests in the VIEs.
Transfer of Funds and Other Assets
Under relevant PRC laws and regulations, we are permitted to remit funds to the VIEs through loans rather than capital contributions. In 2019, 2020 and 2021, we did not make any loans to the VIEs. The VIEs fund their operations primarily using cash generated from operating and financing activities. For more information, see “Item 4. Information on the Company—4.A. History and Development of the Company—Condensed Consolidating Schedule,” and our consolidated financial statements included elsewhere in this annual report.

The following diagram summarizes how funds were transferred among Youdao, Inc., our subsidiaries, and the VIEs.

As of December 31, 2021, Youdao, Inc. had made cumulative capital contributions of US$125.2 million to our PRC subsidiaries through intermediate holding company, and were accounted as long-term investments of Youdao, Inc. Furthermore, funds equivalent to US$155.0 million and US$257.0 million were provided by Youdao, Inc. to Youdao Information through loans in 2020 and 2021, which were accounted as loans to subsidiary. These funds have been used by our PRC subsidiaries for their operations. As of December 31, 2021, the loan balance Youdao Information made to the VIEs’ nominee shareholders under the VIE agreements was RMB15.0 million (US$2.4 million). For details, see “Item 4. Information on the Company—4.C. Organizational Structure—Contractual Arrangements with the VIEs and the VIEs’ Respective Shareholders—Loan Agreements.” In 2019, 2020 and 2021, the VIEs transferred RMB805.1 million, RMB3,098.8 million and RMB2,409.3 million (US$378.1 million), respectively, to our PRC subsidiaries as payment or prepayment of service fees. Youdao Information and Youdao Hangzhou, our PRC subsidiaries, maintained certain personnel for content production, sales and marketing, research and development, and general and administrative functions to support the operations of the VIEs.
As of December 31, 2020 and 2021, the prepayment of service fees from the VIEs to our PRC subsidiaries amounted to RMB1,237.8 million and RMB442.1 million (US$69.4 million), respectively. As of December 31, 2020 and 2021, the outstanding balance of service fees owed by the VIEs to our PRC subsidiaries amounted to nil and RMB464.7 million (US$72.9 million), respectively. There were no other assets transferred between VIEs and non-VIEs
in 2019, 2020 and 2021.
As advised by our PRC legal counsel, for any amounts owed by the VIEs to our PRC subsidiaries under the VIE agreements, unless otherwise required by PRC tax authorities, we are able to settle such amounts under the current effective PRC laws and regulations, provided that the VIEs have sufficient funds to do so. Our PRC subsidiaries are permitted to pay dividends to their shareholders, and eventually to Youdao, Inc., only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Such payment of dividends by entities registered in China is subject to limitations, which could result in limitations on the availability of cash to fund dividends or make distributions to shareholders of our securities. For example, our PRC subsidiaries and the VIEs are required to make appropriations to certain statutory reserve funds or may make appropriations to certain discretionary funds, which are not distributable as cash dividends except in the event of a solvent liquidation of the companies. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business.” Youdao, Inc. has not previously declared or paid any cash dividend or dividend in kind, and has no plan to declare or pay any dividends in the near future on our shares or the ADSs representing our ordinary shares. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business. As of the date of this annual report, we do not have cash management policies in place that dictate how funds are transferred between Youdao, Inc., our subsidiaries, the VIEs and the investors. Rather, the funds can be transferred in accordance with the applicable PRC laws and regulations discussed in this section. See “Item 8.—Financial Information—8.A. Consolidated Statements and Other Financial Information—Dividend Policy.”

For the purpose of illustration, the below table reflects the hypothetical taxes that might be required to be paid within China, assuming that: (i) we have taxable earnings, and (ii) we determine to pay a dividend in the future:

Taxation Scenario (1)

Statutory Tax and Standard Rates
Hypothetical pre-tax earnings (2)	100%
Tax on earnings at statutory rate of 25%	-25%
Net earnings available for distribution	75%
Withholding tax at standard rate of 10% (3)	-7.5%
Net distribution to Parent/Shareholders	67.5%
Notes:

(1)
The tax calculation has been simplified for the purpose of this example. The hypothetical book pre-tax
earnings amount, which does not consider timing differences, is assumed to equal the taxable income in the PRC.

(2)
Under the terms of the VIE agreements, sales service fees are charged by our PRC subsidiaries to the VIEs. For all the periods presented, these fees are recognized as cost of revenues of the VIEs, with a corresponding amount as service income by our PRC subsidiaries and eliminated in consolidation. For income tax purposes, our PRC subsidiaries and VIEs file income taxes on a separate company basis. The fees paid are recognized as a tax deduction by the VIEs and as income by our PRC subsidiaries and are tax neutral.

Upon the instance that the VIEs reach a cumulative level of profitability, because our PRC subsidiaries occupy certain trademarks and copyrights, the agreements will be updated to reflect charges for such trademarks and copyrights usage on the basis that they will qualify for tax neutral treatment.

(3)
China’s Enterprise Income Tax Law imposes a withholding income tax of 10% on dividends distributed by a Foreign Invested Enterprises (“FIE”) to its immediate holding company outside of China. A lower withholding income tax rate of 5% is applied if the FIE’s immediate holding company is registered in Hong Kong or other jurisdictions that have a tax treaty arrangement with China, subject to a qualification review at the time of the distribution. For the purpose of this hypothetical example, this table has been prepared based on a taxation scenario under which the full withholding tax would be applied.

The table above has been prepared under the assumption that all profits of the VIEs will be distributed as fees to our PRC subsidiaries under tax neutral contractual arrangements. If in the future, the accumulated earnings of the VIEs exceed the fees paid to our PRC subsidiaries, or if the current and contemplated fee structure between the intercompany entities is determined to be non-substantive
and disallowed by Chinese tax authorities, the VIEs could make a non-deductible transfer to our PRC subsidiaries for the amounts of the stranded cash in the VIEs. This would result in such transfer being non-deductible expenses for the VIEs but still taxable income for the PRC subsidiaries. Such a transfer and the related tax burdens would reduce our after-tax income to approximately 50.6% of the pretax income. Our management believes that there is only a remote possibility that this scenario would happen.

Condensed Consolidating Schedule
The following tables present the condensed consolidating schedule of financial information for Youdao, Inc., its wholly owned subsidiary that is the primary beneficiary of the VIEs, namely, Youdao Information, our other subsidiaries, the VIEs and their subsidiaries that we consolidate for the periods presented.

	As of December 31, 2020
	Youdao, Inc.	Other Subsidiaries	Primary beneficiary of VIEs	VIEs and their subsidiaries	Eliminations	Total
	(RMB in thousands)
Cash and cash equivalents	117,400	184,995	299,113	7,691	—	609,199
Time deposits	—	—	263	—	—	263
Short-term investments	—	524,526	50,119	10,354	—	584,999
Accounts receivable, net	—	38,606	85,012	145,212	—	268,830
Amounts due from NetEase Group	—	2,231	1,705	145	—	4,081
Amounts due from Youdao Group Companies (1)	1,011,360	127,259	2,127	1,242,980	(2,383,726)	—
Other assets	9,277	52,303	370,509	170,787	—	602,876
Total assets	1,138,037	929,920	808,848	1,577,169	(2,383,726)	2,070,248
Contract liabilities	—	16,105	35,817	842,296	—	894,218
Amounts due to NetEase Group	2,059	9,945	28,498	26,728	—	67,230
Amounts due to Youdao Group Companies (1)	—	629,070	1,754,656	—	(2,383,726)	—
Short-term loans from NetEase Group	—	—	878,000	—	—	878,000
Other current liabilities	3,655	144,773	754,702	650,987	—	1,554,117
Investments in subsidiaries and VIEs (3)	2,536,385	2,656,830	(171,895)	—	(5,021,320)	—
Total liabilities	2,546,142	3,465,308	3,350,718	1,520,234	(7,405,046)	3,477,356
Youdao’s shareholders’ (deficit)/equity (3)	(1,408,105)	(2,536,385)	(2,541,870)	56,935	5,021,320	(1,408,105)
Noncontrolling interests	—	997	—	—	—	997
Total shareholders’ (deficit)/equity	(1,408,105)	(2,535,388)	(2,541,870)	56,935	5,021,320	(1,407,108)
Total liabilities and shareholders’ (deficit)/equity	1,138,037	929,920	808,848	1,577,169	(2,383,726)	2,070,248

	As of December 31, 2021
	Youdao, Inc.	Other Subsidiaries	Primary beneficiary of VIEs	VIEs and their subsidiaries	Eliminations	Total
	(RMB in thousands)
Cash and cash equivalents	122,765	27,172	38,201	134,639	—	322,777
Time deposits	—	—	268	—	—	268
Restricted cash	—	—	—	749,770	—	749,770
Short-term investments	—	490,214	—	13,617	—	503,831
Accounts receivable, net	—	77,637	24,445	146,257	—	248,339
Amounts due from NetEase Group	—	2,389	3,627	176	—	6,192
Amounts due from Youdao Group Companies (1)	2,658,772	72,465	536,080	442,110	(3,709,427)	—
Other assets	229	318,149	202,851	281,661	—	802,890
Total assets	2,781,766	988,026	805,472	1,768,230	(3,709,427)	2,634,067
Contract liabilities	—	40,678	13,227	1,011,734	—	1,065,639
Amounts due to NetEase Group	221	19,174	39,662	23,984	—	83,041
Amounts due to Youdao Group Companies (1)	—	488,385	2,740,421	480,621	(3,709,427)	—
Short-term loans from NetEase Group	—	—	878,000	—	—	878,000
Other current liabilities	2,573	366,896	510,562	127,248	—	1,007,279
Long-term loans from NetEase Group	255,028	—	—	—	—	255,028
Investments in subsidiaries and VIEs (3)	3,328,600	3,354,116	(113,250)	—	(6,569,466)	—
Total liabilities	3,588,833	4,318,552	4,076,586	1,659,390	(10,278,893)	3,364,468
Total mezzanine equity	—	—	—	78,592	—	78,592
Youdao’s shareholders’ (deficit)/equity (3)	(807,067)	(3,328,600)	(3,271,114)	30,248	6,569,466	(807,067)
Noncontrolling interests	—	(1,926)	—	—	—	(1,926)
Total shareholders’ (deficit)/equity	(807,067)	(3,330,526)	(3,271,114)	30,248	6,569,466	(808,993)
Total liabilities, mezzanine equity and shareholders’ (deficit)/equity	2,781,766	988,026	805,472	1,768,230	(3,709,427)	2,634,067

	For the Year Ended December 31, 2019
	Youdao, Inc.	Other Subsidiaries	Primary beneficiary of VIEs	VIEs and their subsidiaries	Eliminations	Total
	(RMB in thousands)
Net revenues:
Third-party net revenues	—	119,672	187,475	900,263	—	1,207,410
Intra-Group net revenues related to technical consulting and related services (4)	—	62,040	478,790	—	(540,830)	—
Other intra-Group net revenues (5)	—	35,275	2,806	—	(38,081)	—

Total net revenues	—	216,987	669,071	900,263	(578,911)	1,207,410

Cost and expenses:
Third-party cost and expenses	(17,255)	(294,495)	(997,182)	(358,318)	—	(1,667,250)
Intra-Group cost and expenses related to technical consulting and related services (4)	—	—	—	(540,830)	540,830	—
Other intra-Group cost and expenses (5)	—	(416)	(35,430)	(2,235)	38,081	—

Total cost and expenses	(17,255)	(294,911)	(1,032,612)	(901,383)	578,911	(1,667,250)

Loss from operations	(17,255)	(77,924)	(363,541)	(1,120)	—	(459,840)
Share of (loss)/income of subsidiaries and VIEs (3)	(585,152)	(533,417)	5,161	—	1,113,408	—
Net (loss)/income from continuing operations	(601,503)	(594,055)	(380,293)	2,066	1,113,408	(460,377)
Net loss from discontinued operations						(141,078)
Net (loss)/income attributable to ordinary shareholders of the Company	(637,396)	(585,152)	(531,429)	3,173	1,113,408	(637,396)

	For the Year Ended December 31, 2020
	Youdao, Inc	Other Subsidiaries	Primary beneficiary of VIEs	VIEs and their subsidiaries	Eliminations	Total
	(RMB in thousands)
Net revenues:
Third-party net revenues	—	145,698	588,146	1,792,962	—	2,526,806
Intra-Group net revenues related to technical consulting and related services (4)	—	126,418	1,275,953	—	(1,402,371)	—

Other intra-Group net revenues (5)	—	166,863	3,584	552	(170,999)	—

Total net revenues	—	438,979	1,867,683	1,793,514	(1,573,370)	2,526,806

Cost and expenses:
Third-party cost and expenses	(13,008)	(486,182)	(2,457,259)	(421,814)	—	(3,378,263)
Intra-Group cost and expenses related to technical consulting and related services (4)	—	—	—	(1,402,371)	1,402,371	—
Other intra-Group cost and expenses (5)	—	(3,753)	(166,139)	(1,107)	170,999	—

Total cost and expenses	(13,008)	(489,935)	(2,623,398)	(1,825,292)	1,573,370	(3,378,263)

Loss from operations	(13,008)	(50,956)	(755,715)	(31,778)	—	(851,457)
Share of (loss)/income of subsidiaries and VIEs (3)	(1,762,633)	(1,634,507)	24,161	—	3,372,979	—
Net (loss)/income from continuing operations	(1,752,789)	(1,724,766)	(714,932)	20,483	3,372,979	(799,025)
Net loss from discontinued operations						(954,327)
Net (loss)/income attributable to ordinary shareholders of the Company	(1,752,789)	(1,762,633)	(1,634,558)	24,212	3,372,979	(1,752,789)

	For the Year Ended December 31, 2021
	Youdao, Inc.	Other Subsidiaries	Primary beneficiary of VIEs	VIEs and their subsidiaries	Eliminations	Total
	(RMB in thousands)
Net revenues:
Third-party net revenues	—	233,070	1,032,114	2,750,610	—	4,015,794
Intra-Group net revenues related to technical consulting and related services (4)	—	128,974	2,092,225	—	(2,221,199)	—
Other intra-Group net revenues (5)	—	549,236	46,851	941	(597,028)	—

Total net revenues	—	911,280	3,171,190	2,751,551	(2,818,227)	4,015,794

Cost and expenses:
Third-party cost and expenses	(13,048)	(873,420)	(3,511,302)	(561,272)	—	(4,959,042)
Intra-Group cost and expenses related to technical consulting and related services (4)	—	—	—	(2,221,199)	2,221,199	—
Other intra-Group cost and expenses (5)	—	(34,756)	(551,599)	(10,673)	597,028	—

Total cost and expenses	(13,048)	(908,176)	(4,062,901)	(2,793,144)	2,818,227	(4,959,042)

(Loss)/Income from operations	(13,048)	3,104	(891,711)	(41,593)	—	(943,248)
Share of loss of subsidiaries and VIEs (3)	(989,148)	(806,306)	(55,055)	—	1,850,509	—
Net loss from continuing operations	(995,655)	(791,025)	(931,396)	(58,520)	1,850,509	(926,087)
Net loss from discontinued operations						(100,267)
Net loss attributable to ordinary shareholders of the Company	(995,655)	(989,148)	(834,408)	(26,953)	1,850,509	(995,655)

	For the Year Ended December 31,2019
	Youdao, Inc.	Other Subsidiaries	Primary beneficiary of VIEs	VIEs and their subsidiaries	Eliminations	Total
	(RMB in thousands)
Cash flows from operating activities:
Net cash (used in)/provided by transactions with external parties	(782)	(543,748)	(683,455)	855,715	—	(372,270)
Net cash provided by/(used in) transactions with intra-Group companies related to technical consulting and related services	—	50,150	754,979	(805,129)	—	—
Net cash provided by/(used in) other transactions with intra-Group companies	—	35,825	(36,217)	392	—	—

Net cash (used in)/provided by operating activities	(782)	(457,773)	35,307	50,978	—	(372,270)

Cash flows from investing activities:
Net cash (used in)/provided by transactions with external parties	(1,270,536)	269,757	(16,108)	(67,118)	—	(1,084,005)
Capital injection to VIE (3)	—	—	(10,000)	—	10,000	—
Loan made to subsidiaries (2)	(132,062)	—	—	—	132,062	—

Net cash (used in)/provided by investing activities	(1,402,598)	269,757	(26,108)	(67,118)	142,062	(1,084,005)

Cash flows from financing activities:
Net cash provided by transactions with external parties	1,512,026	75,643	—	—	—	1,587,669
Proceeds received from ordinary shareholders (3)	—	—	—	10,000	(10,000)	—
Loan received from Parent Company (2)	—	132,062	—	—	(132,062)	—

Net cash provided by financing activities	1,512,026	207,705	—	10,000	(142,062)	1,587,669

	For the Year Ended December 31,2020
	Youdao, Inc.	Other Subsidiaries	Primary beneficiary of VIEs	VIEs and their subsidiaries	Eliminations	Total
	(RMB in thousands)
Cash flows from operating activities:
Net cash provided by/(used in) transactions with external parties	14,409	(472,888)	(2,897,799)	3,034,716	—	(321,562)
Net cash provided by/(used in) transactions with intra-Group companies related to technical consulting and related services	—	840,100	2,258,731	(3,098,831)	—	—
Net cash provided by/(used in) other transactions with intra-Group companies	—	43,979	(45,592)	1,613	—	—

Net cash provided by/(used in) operating activities	14,409	411,191	(684,660)	(62,502)	—	(321,562)

Cash flows from investing activities:
Net cash provided by/(used in) transactions with external parties	1,236,356	(454,859)	(86,036)	65,510	—	760,971
Loan made to subsidiaries (2)	(1,236,543)	—	—	—	1,236,543	—

Net cash (used in)/provided by investing activities	(187)	(454,859)	(86,036)	65,510	1,236,543	760,971

Cash flows from financing activities:
Net cash provided by transactions with external parties	26,559	—	—	—	—	26,559
Loan received from Parent Company (2)	—	183,359	1,053,184	—	(1,236,543)	—

Net cash provided by financing activities	26,559	183,359	1,053,184	—	(1,236,543)	26,559

	For the Year Ended December 31, 2021
	Youdao, Inc.	Other Subsidiaries	Primary beneficiary of VIEs	VIEs and their subsidiaries	Eliminations	Total
	(RMB in thousands)
Cash flows from operating activities:
Net cash (used in)/provided by transactions with external parties	(7,763)	(868,319)	(3,748,495)	3,278,167	—	(1,346,410)
Net cash provided by/(used in) transactions with intra-Group companies related to technical consulting and related services	—	19,500	2,389,800	(2,409,300)	—	—
Net cash (used in)/provided by other transactions with intra-Group companies	(1,277)	573,599	(571,623)	(699)	—	—

Net cash (used in)/provided by operating activities	(9,040)	(275,220)	(1,930,318)	868,168	—	(1,346,410)

Cash flows from investing activities:
Net cash provided by transactions with external parties	9,843	12,655	16,026	8,550	—	47,074
Loan made to subsidiaries (2)	(1,759,925)	—	—	—	1,759,925	—

Net cash (used in)/provided by investing activities	(1,750,082)	12,655	16,026	8,550	1,759,925	47,074

Cash flows from financing activities:
Net cash provided by transactions with external parties	1,783,713	—	—	—	—	1,783,713
Loan received from Parent Company (2)	—	105,480	1,654,445	—	(1,759,925)	—

Net cash provided by financing activities	1,783,713	105,480	1,654,445	—	(1,759,925)	1,783,713
Notes:

(1)	It represents the elimination of intercompany balances among Youdao, Inc., other subsidiaries, primary beneficiary of VIEs, and VIEs and their subsidiaries.
(2)	It represents the elimination of loans from Youdao, Inc. to other subsidiaries and primary beneficiary of VIEs.
(3)	It represents the elimination of the investments among Youdao, Inc., other subsidiaries, primary beneficiary of VIEs, and VIEs and their subsidiaries.
(4)	It represents the elimination of the intercompany technical consulting and related services at the consolidation level.
(5)	It represents the elimination of other intercompany transactions at the consolidation level.

Restrictions on Foreign Exchange and the Ability to Transfer Cash between Entities, Across Borders and to U.S. Investors
In the future, if and when we become profitable, Youdao, Inc.’s ability to pay dividends, if any, to its shareholders and ADS holders and to service any debt it may incur will depend upon dividends paid by our PRC subsidiaries. Under PRC laws and regulations, our PRC subsidiaries are subject to certain restrictions with respect to paying dividends or otherwise transferring any of their net assets offshore to Youdao, Inc. In particular, under the current effective PRC laws and regulations, dividends may be paid only out of distributable profits. Distributable profits are the net profit as determined under PRC GAAP, less any recovery of accumulated losses and appropriations to statutory and other reserves required to be made. Each of our PRC subsidiaries is required to set aside at least 10% of its after-tax
profits each year, after making up previous years’ accumulated losses, if any, to fund certain statutory reserve funds, until the aggregate amount of such a fund reaches 50% of its registered capital. As a result, our PRC subsidiaries may not have sufficient distributable profits to pay dividends to us in the near future.
Furthermore, if certain procedural requirements are satisfied, the payment of current account items, including profit distributions and trade and service related foreign exchange transactions, can be made in foreign currencies without prior approval from State Administration of Foreign Exchange (the “SAFE”) or its local branches. However, where RMB is to be converted into foreign currency and remitted out of China to pay capital expenses, such as the repayment of loans denominated in foreign currencies, approval from or registration with competent government authorities or its authorized banks is required. The PRC government may take measures at its discretion from time to time to restrict access to foreign currencies for current account or capital account transactions. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, we may not be able to pay dividends in foreign currencies to our offshore intermediary holding companies or ultimate parent company, and therefore, our shareholders or investors in our ADSs. Further, we cannot assure you that new regulations or policies will not be promulgated in the future, which may further restrict the remittance of RMB into or out of the PRC. We cannot assure you, in light of the restrictions in place, or any amendment to be made from time to time, that our current or future PRC subsidiaries will be able to satisfy their respective payment obligations that are denominated in foreign currencies, including the remittance of dividends outside of the PRC. If any of our subsidiaries incurs debt on its own behalf in the future, the instruments governing such debt may restrict its ability to pay dividends to Youdao, Inc. In addition, our PRC subsidiaries are required to make appropriations to certain statutory reserve funds, which are not distributable as cash dividends except in the event of a solvent liquidation of the companies.
For PRC and United States federal income tax consideration of an investment in the ADSs, see “Item 10. Additional Information—10.E. Taxation.”
Implication of the Holding Foreign Companies Accountable Act
The Holding Foreign Companies Accountable Act, or the HFCAA, was enacted on December 18, 2020. The HFCAA states if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspection for the PCAOB for three consecutive years beginning in 2021, the SEC shall prohibit our Class A ordinary shares or ADSs from being traded on a national securities exchange or in the over-the-counter
trading market in the U.S. Accordingly, under the current law this could happen in 2024. In the case that the Accelerating Holding Foreign Companies Accountable Act becomes the law, it will reduce the time period before our ADSs could be delisted from the NYSE and prohibited from over-the-counter trading in the U.S. from 2024 to 2023. On December 2, 2021, the SEC adopted final amendments to its rules implementing the HFCAA (the “Final Amendments”). The Final Amendments include requirements to disclose information, including the auditor name and location, the percentage of shares of the issuer owned by governmental entities, whether governmental entities in the applicable foreign jurisdiction with respect to the auditor has a controlling financial interest with respect to the issuer, the name of each official of the Chinese Communist Party who is a member of the board of the issuer, and whether the articles of incorporation of the issuer contains any charter of the Chinese Communist Party. The Final Amendments also establish procedures the SEC will follow in identifying issuers and prohibiting trading by certain issuers under the HFCAA. On December 16, 2021, PCAOB issued the HFCAA Determination Report, according to which our auditor is subject to the determinations that the PCAOB is unable to inspect or investigate completely.

Our auditor, the independent registered public accounting firm that issues the audit report included elsewhere in this annual report, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Since our auditor is located in China, a jurisdiction where the PCAOB has been unable to conduct inspections without the approval of the PRC authorities, our auditor is currently not inspected by the PCAOB. Final rules implementing the submission and disclosure requirements in the HFCAA were adopted by the SEC on December 2, 2021 and became effective on January 10, 2022. The delisting of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment. The PCAOB is currently unable to inspect our auditors in relation to their audit work performed for our financial statements and inability of the PCAOB to conduct inspections over our auditors deprives our investors with the benefits of such inspections. For the details of the risks associated with the enactment of the HFCAA, see “Item 3. Key Information—D. Risk Factors—Our ADSs may be delisted and our ADSs and Class A ordinary shares may be prohibited from trading in the over-the-counter
market under the Holding Foreign Companies Accountable Act, or the HFCAA, if the PCAOB is unable to inspect or fully investigate auditors located in China. On December 16, 2021, PCAOB issued the HFCAA Determination Report, according to which our auditor is subject to the determinations that the PCAOB is unable to inspect or investigate completely. Under the current law, delisting and prohibition from over-the-counter
trading in the U.S. could take place in 2024. In the case that the Accelerating Holding Foreign Companies Accountable Act becomes the law, it will reduce the time period before our ADSs could be delisted from the NYSE and prohibited from over-the-counter trading in the U.S. from 2024 to 2023. If any of these happens there is no certainty that we will be able to list our ADSs or Class A ordinary shares on a
non-U.S.
exchange or that a market for our ADSs or Class A ordinary shares will develop outside of the U.S. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment,” and “—The potential enactment of the Accelerating Holding Foreign Companies Accountable Act would decrease the number of non-inspection years from three years to two years, thus reducing the time period before our ADSs may be delisted or prohibited from over-the-counter trading. If this bill were enacted, our ADS could be delisted from the exchange and prohibited from over-the-counter trading in the U.S. in 2023.”
4.B. Business Overview
What is Youdao
Youdao makes learning happen.
Since its inception, Youdao has developed and used technologies to provide learning applications, content, devices and solutions to users of all ages.
We are a leading technology-focused intelligent learning company in China with over approximately 112.5 million average total MAUs in 2021. Starting from online knowledge tools, we currently offer a comprehensive suite of smart devices and learning services that are accessible, reliable and trustworthy.
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
which is China’s leading language app.
Youdao Dictionary
had 48.4 million average MAUs in 2021.

The early success of
Youdao Dictionary
has enabled us to attract a massive user base, build a strong brand, and expand into a broad range of products and services addressing people’s lifelong learning needs:

•
Online knowledge tools
—
a collection of dictionaries, empowered by leading-edge technologies. Our tools are convenient, smart and powerful. We offer most of them for free, but monetize their massive user bases mainly through advertising. As these tools become ubiquitous in people’s lives, they have also helped drive organic user traffic to our learning services and other products and services.

•
Learning services —
primarily include (1) STEAM courses (operated mainly through
Youdao Premium Courses
), mainly consisting of
Youdao Weiqi
,
Youdao iCode
,
Youdao Chess, Youdao Kada, Youdao Drosophila Science
and
Youdao Fun Reading
, (2) adult and vocational courses (operated through
NetEase Cloud Classroom
) including foreign language courses, vocational education courses, post-graduate school entrance exam prep courses, and digital skills training courses, and (3) other courses such as China University MOOC. We use our extensive experience and know-how
from the current course offerings to train instructors and teaching assistants and inform our course development, which help us attract and retain students. We integrate our core technologies into the learning and teaching process to create an engaging, interactive and customized learning experience across our learning services.

•
Smart devices—
primarily include
Youdao Dictionary Pen, Youdao Listening Pod, Youdao Smart Lamp, Youdao Pocket Translator
and
Youdao Super Dictionary
. Our approach to such devices is a seamless integration of AI algorithms and data processing into hardware devices that supplement our online knowledge tools and learning services. Our smart devices allow us to further enhance users’ learning experience and efficiency.

•	Education digitalization solutions— include technologies and solutions licensed to schools or enterprise customers, such as Youdao Smart Learning Terminal , and Youdao Smart Cloud .
Our products and services are built upon a common set of core technologies, which allows us to use data insights gained from an individual product or service to help optimize our entire product and service portfolio. Our business has evolved significantly since inception and we are continuously reimagining and innovating our products and services. We are doing this not only to cater to, but influence, the learning habits and lifestyles of our users, to fulfill their goals and enrich their lives.

Our Technologies
Our leadership in technology is built by our smart, creative, diverse and dedicated team. We had a team of 1,227 R&D and related personnel as of December 31, 2021, whose expertise spans a broad range of disciplines, from natural language processing and computer vision, to automatic speech recognition, machine learning and data mining. We’ve also founded
Youdao AI Lab,
our innovation center, to drive technology, enhance innovation and nurture aspiring engineers and entrepreneurs to propel our long-term growth.
Over the years, we have developed the following core technologies to deliver an effective and enjoyable learning experience to our users across our comprehensive suite of smart devices and learning services:

•
Optical character recognition (OCR)
.
We offer a wide suite of proprietary OCR technologies specifically designed to recognize massive volumes of physical learning materials. Our OCR technologies enable speedy and accurate recognition of (i) cursive handwriting; (ii) text in mixed languages; and (iii) tilted texts.

•
Language data mining
.
We are among the first Chinese companies to develop systems to crawl the web on a daily basis for hundreds of millions of words and expressions in “parallel” language pairs. This has enabled us to accurately translate millions of rare,
“out-of-dictionary”
words, phrases and terms, such as the titles of movies, books, names of persons, and new technical terminologies. In addition, we are also able to mine from the web bilingual sentence pairs using natural language processing (NLP) techniques. To achieve optimal translation results, we also use our algorithms to align parallel language data to filter noisy, less reliable data.

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

•
Automatic speech recognition (ASR) and
text-to-speech
(TTS)
.
We have developed advanced ASR technologies with industry-leading accuracy rates in Chinese and English. We use extensive human voice data generated by our users to reinforce our ASR models to improve recognition accuracy. Combined with our NMT engine, our ASR technologies currently allow us to recognize six languages. We also have developed industry-leading TTS capability that converts text into human-like speech in Chinese, English, Japanese, Korean and Portuguese, powered by machine learning, facilitating lifelike interactions with our users.

•
Data analytics for adaptive learning
. We have built our proprietary adaptive learning engine and machine learning technologies to analyze massive data from students’ interactions with us to understand students’ learning progress, provide intelligent and personalized feedback, and make predictions about their future performance.

•
Live streaming technologies.
Our live streaming technologies and platforms can deliver superior reliability, scalability and performance. Our proprietary audio-visual coding and streaming technologies make it possible for us to stream each live class to a massive number of participants simultaneously with low loss rates, even over weak internet connections. We also offer various features, such as voice chats among multiple users and various visual and audio effects, to enhance the live streaming learning experience.

Our Offerings
A Holistic Product Innovation Approach
Learning is a lifelong process. With this in mind, we offer a comprehensive portfolio of smart devices and learning services to cater to people’s varying learning needs throughout their lives.

•	Online knowledge tools, including Youdao Dictionary and other dictionary and translation tools;

•	Smart devices , primarily including Youdao Dictionary Pen, Youdao Listening Pod, Youdao Smart Lamp, Youdao Pocket Translator and Youdao Super Dictionary ;

•	Learning services , mainly including STEAM courses, adult and vocational courses, and other courses such as China University MOOC; and

•	Education digitalization solutions , mainly including technologies and solutions licensed to schools or enterprise customers, such as Youdao Smart Learning Terminal and Youdao Smart Cloud.
We take an integrated, holistic approach to grow and manage our offerings, resulting in significant economies of scale and synergies. The massive loyal user base of our knowledge tools and services generates organic traffic to our other product and service offerings with a strong potential for monetization. As we continued to develop our learning services primarily including STEAM courses and adult and vocational courses, we also benefitted from our strong course development capabilities, accumulated from developing our Academic AST Business historically. These synergies have effectively lowered our product development and user acquisition costs, allowing us to invest in technology and launch new offerings in a scalable way.
Our offerings are fully integrated from a technology and data perspective—we have built our core technologies to support the full range of our offerings, and through our massive user base, we have amassed extensive data to deepen our data insights and train our algorithms to drive operational efficiencies and enhance user experience across our offerings.
Online Knowledge Tools
Youdao Dictionary
Launched in 2007,
Youdao Dictionary
is our very first major product and flagship online language tool. Today, it is China’s most popular and trusted online dictionary and translation tool.
Youdao Dictionary
is China’s leading language app and it had 48.4 million MAUs in 2021.
Youdao Dictionary
has the following core features and strengths:
Extensive content
. Youdao Dictionary
provides users with easy and intuitive access to concise dictionaries created by our in-house
editorial staff. Powered by web reference mining technologies, it also provides an extensive array of machine-generated language-related content, including audio pronunciations, internet slang, buzzwords and bilingual example sentences. Users can also access 28 licensed dictionaries and encyclopedias, such as the New Oxford English-Chinese Dictionary and Collins Comprehensive English-English-Chinese Dictionary. As of December 31, 2021,
Youdao Dictionary
offered over 33 million entries across 109 languages.
Superior translation results
. Youdao Dictionary
translates words, sentences or even paragraphs as one speaks, types, writes or takes a picture. As of December 31, 2021,
Youdao Dictionary
supported
two-way
translation across 109 languages. In 2021,
Youdao Dictionary
processed a daily average of 677 million translation queries, making it one of the most frequently used online translation services in China. We believe
Youdao Dictionary
delivers
best-in-class
accuracy and translation quality, powered by our proprietary NMT engine, which continually learns how to deliver more accurate and natural-sounding translation from a massive web and user database.
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

•
Writing Guide,
a personalized,
AI-enabled
writing assessment tool across vocabulary, grammar and tense for students of all ages. Leveraging our self-developed OCR and NLP technologies,
Writing Guide
recently introduced a function of word choice suggestions, which is aimed to enable students to deliver impeccable, mistake-free writing.

We design
Youdao Dictionary
as an
all-in-one
app connecting users to a wide range of learning tools and resources with its interface purpose-built to attract user traffic to our other offerings. For example,
Youdao Dictionary
’s navigation bar allows users to view and enroll in our tutoring courses, and offers features from our automated English essay grader
,
all within the
Youdao Dictionary
app without the need to separately download other apps.
Currently,
Youdao Dictionary
is accessed mostly through our
Youdao Dictionary
mobile app that incorporates the full range of our online dictionary and translation services, although users can access the online dictionary functions and the translation functions through respective websites. Most of
Youdao Dictionary’s
functions are offered to users free of charge, with an option for users to pay monthly subscription fees for additional privileges, features and content.
Other Online Dictionary and Translation Tools
In addition to
Youdao Dictionary
, we offer the following online dictionary and translation tools to address diverse user needs:

•
Youdao Translation
,
a tool specifically designed to support translation needs of business and leisure travelers across over 31 languages via camera and speech translation.
Youdao Translation
had 9.9 million average MAUs in 2021.

•	U-Dictionary , an online dictionary and translation app we offer in Indonesia and other overseas markets; see “—Global Opportunities.”

•	Youdao Kids’ Dictionary , a smart tool that offers translation services in Chinese and English, with extensive content and interactive tools designed to make it fun to learn languages.
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
Youdao Dictionary Pen
In July 2018, we launched
Youdao Dictionary Pen,
a sleek, modern electronic translation pen with powerful Chinese/English translation capabilities. Powered by our industry-leading NMT and OCR technologies, users can simply scan the words using
Youdao Dictionary Pen
, and its screen will instantly display the translations and definitions of the words without connecting to the internet. We launched
Youdao Dictionary Pen 2.0
and
Youdao Dictionary Pen 2.0 Pro
with enhanced functionality in August 2019 and June 2020, respectively, which has been widely accepted among students and parents as an effective device. In addition, we launched
Youdao Dictionary Pen 3.0
in December 2020, which incorporates certain innovative features, such as “Tap and Check” and “Interactive Reading.” These new features allow faster word lookups and enable young learners to read picture books.

We continued upgrading
Youdao Dictionary Pen
and launched the
People’s Education Version
in September 2021. This product marks our first strategic partnership with People Education Electronic & Audiovisual Press, whose parent company, People’s Education Press, mainly engages in the compilation, publication and distribution of school textbooks and other educational books in the PRC. As of December 31, 2021,
Youdao Dictionary Pen People’s Education Version
included over 4000 recording clips of listening and speaking training textbook content.
Youdao Listening Pod
Drawn upon our
AI-adaptive
learning technology, we launched
Youdao Listening Pod
in September 2021, a portable learning device that is designed to deliver an immersive English learning experience to users, and offer them with differentiated, interactive listening and speaking practices. With
Youdao Listening Pod
handy, users can study natural pronunciation by listening and reading over 4500 recording clips of training content, interact and communicate lively with
AI-powered
chat bots and practice on mock questions to score their English listening and speaking capabilities.
Youdao Smart Lamp
In April 2022, we launched
Youdao Smart Lamp
, an
eye-protection
desk lamp with interactive, AI-enabled features. Powered by the industry-first desktop-centric learning analysis engine,
Youdao Smart Lamp
can analyze users’ hand or body movements on the desktop to enable a variety of functionalities, such as fingertip word search, sentence intensive reading, and other
AI-driven
functions.
Youdao Smart Lamp
is also able to adaptively adjust the brightness and the color temperature of the light to meet the users’ various learning scenarios, which is devised to better protect users’ vision and health.
Youdao Pocket Translator
In November 2017, we launched
Youdao Pocket Translator,
a
pocket-size
smart gadget supporting the instant translations of multiple languages to mainly address translation needs while traveling. Leveraging our ASR, OCR and NMT technologies,
Youdao Pocket Translator
helps to translate speech and texts in images in real time. The latest version of
Youdao Pocket Translator
supports translation of 107 languages and offers a variety of new functions, such as word memory and pronunciation correction.
Youdao Super Dictionary
Youdao Super Dictionary
is an
end-to-end
translation tool with polysemy recognition and translation capability. It provides smart, real-time voice translation between any two of the 42 supported languages used in over 200 different countries and regions.
Youdao Super Dictionary
includes professional vocabulary coverage in diversified subjects such as healthcare, IT, finance, legal, sports and energy. It also offers offline translation between English and Chinese.
Learning Services
We’ve developed comprehensive offerings of learning services catering to the diverse learning needs of different age groups. Our learning service offerings mainly consist of (i)
 STEAM courses
; (ii)
 adult and vocational courses;
and (iii) other courses, such as
China University MOOC.
STEAM Courses
In connection with our disposal of our Academic AST Business, we have been strategically shifting our focus to offering STEAM courses under the brand of
Youdao Premium Courses
. Our current STEAM courses primarily include (i)
 Youdao Weiqi
and (ii) computer coding courses. To further expand and diversify our STEAM course offerings, we recently launched
Youdao Chess
and other
STEAM courses.

•
Youdao Weiqi
.
We launched Youdao Weiqi (Youdao Zongheng in Chinese) in 2020, an interest course that combines unique animation teaching with
AI-powered
quizzes and practices. Leveraging our proprietary AI technology, students can practice adaptively with various levels of difficulty, and we will generate learning reports automatically for both parents and students, including an intelligent analysis on diverse capabilities. In 2021, we upgraded our Weiqi AI system and launched a WeChat mini-program, which features real-time assessments and interactive functions so that students can check their learning progress on their mobile devices in real-time.

•
C
omputer coding courses
.
Through
iCode,
we offer a wide range of online coding courses on professional computer coding, such as Scratch, Python and C++. We develop the
iCode
curriculum by ourselves and in collaboration with experts from renowned institutions in China. In addition, we offer
NetEase Kada
, a platform of basic online coding courses, as well as a selection of engaging, gamified tools to spark kids’ interests in coding.
NetEase Kada
also offers an online virtual community where kids can share their creative work with the world. We acquired the
NetEase Kada
operations from the NetEase Group in May 2019. For details, see “Item 7. Major Shareholders and Related Party Transactions—7.B. Related Party Transactions—Transactions with NetEase—Acquisition of Online Learning Businesses from NetEase.” In 2021, we launched a new C++ offline course, in response to our users’ diverse and evolving needs.
Youdao iCode
features a Certified Software Professional assessment tool, which allows students to better track their programming learning progress. According to China Computer Federation, the organizing body of Certified Software Professional and National Olympiad in Informatics in Provinces contests
, Youdao iCode
became a Programming Trainer Accreditation (PTA) member in September 2021.

Adult and Vocational Courses
We offer adult and vocational courses primarily through our
NetEase Cloud Classroom,
a platform providing tutoring services mainly targeting adults in China.

•
Foreign language courses
.
We offer courses for postsecondary students wishing to improve their English proficiency and English language skills in specific areas, such as grammar, vocabulary or oral communications. We also provide preparation courses for students looking to take various English proficiency tests, ranging from TOEFL and IELTS, to the English test in the post-graduate entrance exams and other English certification exams in China, as well as courses on an increasing number of other popular languages, such as Japanese, Korean and Spanish. Our popular foreign language courses include Practical English designed to teach English grammar in a logical, systematic, and easily digestible way using a formulaic approach to understand complex grammatical forms. Practical English has been one of the most popular courses among our
NetEase Cloud Classroom
. We also offer practice exercises for students to test what they learn and see personalized feedback and analysis generated by algorithms.

•
Professional certification and skill courses
.
Our professional certification and skill course offerings mainly consist of certification preparation courses covering various professions, such as IT, accounting, human resources and teaching, all designed to equip students with the skills and knowledge sets required in workplaces to elevate their career prospects.

•
Extraordinary Memory:
Extraordinary Memory
is an interest course designed to help learners gain useful memory techniques, and improve their concentration while learning.
Extraordinary Memory
retained the leading position in this area in 2021.

•
Digital training courses of AWS:
We launched approximately 100 digital training courses of Amazon Web Services (AWS) in Chinese in 2021, which was created by Amazon Web Services experts to help learners improve their cloud computing-related skills.

As of December 31, 2021, we offered more than 4,100 adult and vocational courses, which were either prerecorded or delivered in a live format. These adult and vocational courses are developed by ourselves
in-house
or by third parties, and for those courses developed by third parties, we are authorized by the course content developers to offer the courses on our online platforms and share with them the revenues generated with sales of the courses.

Other courses
Our other courses primarily include
China University MOOC
. MOOC stands for “massive open online course,” which is a course designed to offer free or low-cost
access to learning resources to a wide audience. In collaboration with the Higher Education Press, a publishing house under the supervision of the Ministry of Education of the PRC, we operate
China University MOOC,
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
China University MOOC
offered over 10,061 courses as of December 31, 2021, making it the leading MOOC platform in China. The
China University MOOC
courses are either prerecorded or live streamed.
Most of the courses on
China University MOOC
are developed by third parties, mostly universities and other types of higher education institutions in China, and are offered for free. A minority of the courses on
China University MOOC
, mostly test preparation courses, are offered for tuition, and we are authorized by the course content providers to offer such courses on our online platform and share with them the revenues generated from sales of the courses.
Technology-Driven Learning Experience
We integrate technologies into every major aspect of the learning and teaching process to ensure a superb learning experience. Our technology-driven learning experience provides the following key strengths:

•
AI tutoring
.
We offer a set of advanced
AI-based
technologies, which we collectively refer to as our “AI tutoring,” to make learning more personalized and efficient while maintaining a high level of human touch.

•
Knowledge graph
.
Based on our AI technology and data analytics, we’ve built massive “knowledge graphs” depicting different knowledge points, concepts and learning objectives, and supported a large quiz bank curated by our course development professionals to help students understand the subject matter. As of December 31, 2021, we have created 57 sets of knowledge graphs covering over 25,460 knowledge points across 57 subjects.

•
Adaptive learning
.
Unlike a
one-size-fits-all
approach, we track each student’s learning progress and then dynamically adapt our teaching to the student’s unique learning needs at a pace and level of difficulty that best benefits such students. Our adaptive learning approach also gives the faculty insight into how students are moving through the curriculum as individual students and subject and class levels evolve, which allows them to make appropriate instructional, intervention and course development decisions.

•
Customized educational content
.
Leveraging our superior adaptive learning technology and data analytics, we collect student learning and behavior data throughout their learning cycles to help us understand their learning progress and predict through our adaptive learning model how they will perform to achieve future learning objectives. This enables us to provide our users with personalized learning content tailored to their study progress to ensure continuous learning improvement.

Course Development
We focus on cultivating creativity, craftsmanship and teamwork to develop the best content for our users. Throughout the years, we observed that many online education providers depend on a limited number of popular “star teachers” to deliver high-quality content. To address this limitation, we implement a standardized system for curriculum and learning content to ensure high-quality teaching by our instructors and teaching assistants.
Our course development decisions at all levels are informed by our extensive data insights into students’ learning patterns and behaviors. For example, our adaptive learning solutions generate detailed data at individual student, subject and class levels, such as the most frequently committed errors, which is used to guide our course development processes. Our course development efforts are also informed by first-hand feedback and recommendations from instructors and students and analytics generated by our smart devices. See “—Our Offerings—Learning services—Technology-Driven Learning Experience.”
Live Course Delivery
We deliver our learning services primarily in a live streaming format, which provides the following benefits:

•
Accessible and flexible
.
The live streaming format maximizes flexibility for students to learn anytime, anywhere. Each live class is recorded and available for replay, allowing our users to learn at their own pace.

•
Scalable
.
The live streaming format allows us to teach in large classes, make the best use of our teaching resources, and rapidly expand our user base in a cost-effective manner. This model also delivers compelling value propositions to our instructors and teaching assistants by allowing them to reach the widest audience possible.

•
Interactive
.
Our live classes can be powerful interactive presentation tools to drive interaction and engagement among teachers and students. We want our users to not just focus on course materials, but actively engage with teachers and each other, through real-time group audio or video chat, and picture and video sharing.

Interactive “Dual-teacher” Model
We mainly adopt a “dual-teacher” model to cultivate an interactive, engaging learning environment, featuring instructors and teaching assistants working closely to deliver a course.
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
To ensure a seamless learning experience, we require our instructors and teaching assistants to stay in close touch with each other and with their students to understand their learning objectives and concerns. We believe our “dual-teacher” model helps maximize our ability to improve teaching effectiveness and efficiency, and the personal, individual attention provided to our users helps build a sense of community that drives student engagement and enhances learning results.

Education Digitalization Solutions
Education digitalization solutions mainly include technologies and solutions licensed to schools or enterprise customers. Our education digitalization solutions currently include:
Youdao
S
mart Learning Terminal
In 2020, we launched
Youdao Smart Learning Terminal
, a device that automates paper-based homework processing and provides learning diagnosis through AI technology at schools. In October 2021, we upgraded
Youdao Smart Learning Terminal
to the second generation, which introduced a feature of high-resolution scanning to enable batch scanning and uploading of homework and exam papers.
Youdao Smart Learning Terminal 2.0
also enlarges the image capture area that allows teachers and students to easily capture and recognize the content of the learning materials.
In particular, we helped the government of Binjiang District in Hangzhou to achieve education digitalization, where
Youdao Intelligent Learning Terminal
played an important role in helping instructors to analyze student learning curves and knowledge points, and improve their teaching quality and efficiency. In the fourth quarter of 2021, we entered into a strategic partnership with Suzhou municipal government and Suzhou Education Bureau to empower the educational institutions in Suzhou with our education digitalization solutions. Going forward, we intend to deepen our collaboration with more local governments and public schools with a commitment to further promoting education digitalization in China.
Youdao Smart Cloud
Youdao Smart Cloud
is
a cloud-based platform that allows third-party app developers, smart device brands and automobile manufacturers to access our advanced OCR capability and NMT engine and incorporate them into their apps, devices, and services through application programming interfaces, or APIs. We also license our OCR and NMT technologies and solutions to customers on a non-cloud
basis. In addition, in collaboration with the Higher Education Press, we also provide college and university customers with a cloud-based platform for them to build their online course offerings, as well as a range of ancillary technological support services.
Global Opportunities
We see massive opportunities in expanding in overseas markets. Leveraging our experience in growing and monetizing a large user base in China, we are well positioned to address the burgeoning, unmet demand for language apps in overseas markets.
Currently, our principal product offered overseas is
U-Dictionary
, a free online dictionary and translation app that we launched in March 2016.
U-Dictionary
currently primarily targets users in Southeast Asia (Indonesia, Vietnam, and Thailand), the Middle East (Egypt), America and Latin America (Mexico, Brazil).
U-Dictionary
had amassed over 114.4 million downloads as of December 31, 2021, and its average MAUs in 2021 exceeded 16 million.
We plan to continue to expand globally and solidify our positions in overseas markets by refining our existing offerings and launching new products and services to meet local needs.
How We Generate Revenues
Sales of smart devices
We sell smart devices to customers through retailers or distributors. We recognize revenues when control of the goods is transferred to the customer, which generally occurs upon the delivery to the end customers as retailers or upon the delivery to distributors.
Tuition fees
We charge tuition fees for our STEAM courses, adult and vocational courses, and a portion of the
China University MOOC
courses. Tuitions are generally charged on a per-course basis and collected for the entire course upfront at the time of sale of the course. We accept payments of tuition through major third-party online payment solutions in China, bank transfers and credit cards.

The refund policy of our tutoring services is based on a number of factors, including the total length of the course and whether the course has started when the refund request is made, among other things. For example, for some of our tutoring services
,
we offer an unconditional full refund within 90 days upon payment of the tuition if the course has not started when the refund is requested and a conditional full refund if less than 30 days have elapsed since the start date of the course.
Advertisement
Our platform provides a powerful medium for advertisers to engage our massive user bases. We offer advertising in various formats, including banner ads, video ads, as well as display ads that automatically appear when a user activates our mobile apps.
We primarily offer performance-based advertising solutions, where users click on our advertisers’ promotional links displayed on our platforms and the internet properties of contracted third parties and engage directly with the advertisers. We charge our performance-based advertising solutions mainly on a per-click
basis. We also generate revenues from brand advertising, which is focused on building the advertisers’ brands through logos, presence and other visual components. Most of our brand advertisers pay us fixed advertising fees.
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
free of charge, they can also subscribe for memberships for additional functions, content and privileges. For example, we offer users a paid subscription to
Youdao Dictionary
, with discounts available if users opt to subscribe with automatically renewable terms or a six-month
or annual subscription.
Licensing fees
We license our technologies and services, principally through
Youdao Smart Cloud,
to business customers, for which we receive a fixed licensing fee for a specified period or licensing fees on a pay-per-consumption
basis.
Sales, Marketing and Branding
Since our inception, we have been focused on delivering a superior learning experience through better products and services. This has allowed us to build a strong Youdao brand that generates significant organic traffic through word of mouth. We believe our reputation and awareness of our brand in China and, increasingly, abroad, provide us with the best and most cost-efficient marketing channel.
We generate user traffic and leads primarily from online channels. As a key sales and marketing strategy, we cross-sell our comprehensive portfolio of products and services, which allows us to effectively scale our business with modest traffic acquisition and marketing spend. For example, the massive and loyal user base of our knowledge tools generates organic traffic to our learning services. In addition, we also employ mobile marketing, such as brand advertisements and marketing campaigns on app stores, leading mobile news apps and social media platforms, as well as through optimization techniques designed to improve our ranking in popular search engines’ results.
We also engage in offline marketing and branding to supplement our overall sales and marketing strategies. We sponsored the variety show
Sisters Riding the Wind and Waves Season 2
in January 2021. We also signed Ms. Ying Na, a famous Chinese singer, as the promotion ambassador for our learning services in January, 2021.

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
We have entered into standard employee agreements with our faculty members and R&D employees, which provide that the intellectual property created by them in connection with their employment with us is our intellectual property. With our instructors, we typically enter into agreements pursuant to which such instructors grant the intellectual property rights in the live or recorded video of the courses to us.
As of March 31, 2022, we have registered approximately 156 patents with the PRC State Intellectual Property Administration, 146 trademarks with the PRC State Intellectual Property Administration, 123 copy rights with the PRC State Copyright Bureau, and 147 domain names, which include the registrations of our core trademarks (“Youdao” and “有道”) and the domain names of our main operating websites.
Data Privacy and Security
We believe data security is critical to our business operation because data is the foundation of our competitive advantages. We have internal rules and policies to govern how we may use and share personal information, as well as protocols, technologies and systems in place to ensure that such information will not be accessed or disclosed improperly. Users must acknowledge the terms and conditions of the user agreement before using our products, under which they consent to our collection, use and disclosure of their data in compliance with applicable laws and regulations.
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
Content Review
We are committed to complying with the applicable laws and regulations regarding the provision of content through the internet. For the content uploaded by us, we undergo internal reviews and testing before public release and we continue to monitor live streaming courses. For user-generated content, we require users to agree upon registration that they shall not distribute content in violation of any third-party rights or any applicable laws or regulations.
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
Seasonality
We have experienced, and expect to continue to experience, seasonal fluctuations in our results of operations, due to seasonality in our online marketing services and smart devices. For example, we tend to experience strong sale of our smart devices as a result of the commencement of school term in September and various
e-commerce
promotions in November and December.
Competition
We operate in the highly competitive intelligent learning industry and are faced with intense competition in every aspect of our business, including competition for users, user enrollments, technology and talent. We face competition for our tutoring service offerings from online and offline providers of courses and educational content. We also face competition for our knowledge tools from providers of online dictionary and translation solutions, for our smart device offerings from manufacturers of hardware or smart devices, and for education digitalization solutions from providers of smart book scanners and others. We also compete for advertisers and their budgets, not only with internet companies, but also with other types of advertising media, such as newspapers, magazines, and television.
We compete for users, user enrollments and customers based on a number of factors, mainly including the followings:

•	technology infrastructure and AI capabilities;

•	quality of contents and service;

•	accumulated user, student and customer bases;

•	pricing of current offerings and the development of new offerings; and

•	brand recognition and reputation.
We believe that we are well positioned to effectively compete on the basis of the factors listed above. However, our competitors may have longer operating histories, greater brand recognition and larger student and user bases. For discussion of risks relating to market competition, see “Item 3. Key Information—3.D. Risk Factors—Risks Related to Our Business and Industry—We face intense competition, which could lead to pricing pressure and loss of market share and materially and adversely affect our business, financial condition and results of operations.”
Licenses and Approvals
The following table sets forth a list of material licenses and approvals, subject to further renewal, that our PRC subsidiaries and VIEs are required to obtain to carry out our operations in China.

License	Entity Holding the License	Type of the Entity	Regulatory Authority
ICP License	Youdao Computer	VIE	Beijing Communications Administration
ICP License	Linjiedian Education	VIE	Zhejiang Communications Administration
Publication Operation Permit (for retail and wholesale)	Youdao Information	WFOE	Beijing Municipal Bureau of Press and Publication
Publication Operation Permit (for retail)	Youdao Computer	VIE	Beijing Haidian District Culture Commission
Publication Operation Permit (for wholesale)	Youdao Computer	VIE	Beijing Municipal Bureau of Press and Publication
Permit for Production and Operation of Radio and TV Program	Youdao Computer	VIE	Beijing Municipal Radio and Television Bureau

Regulation
Regulation Related to Value-Added Telecommunications Services
On September 25, 2000, the State Council issued the PRC Regulations on Telecommunications, or the Telecommunications Regulations, as last amended on February 6, 2016, to regulate telecommunications activities in China. The Telecommunications Regulations divided the telecommunications services into two categories, namely “infrastructure telecommunications services” and “value-added telecommunications services.” Pursuant to the Telecommunications Regulations, operators of value-added telecommunications services, or VATS, must first obtain a Value-Added Telecommunications Business Operating License, or VATS License, from the MIIT, or its provincial-level counterparts. On July 3, 2017, the MIIT promulgated the Administrative Measures on Telecommunications Business Operating Licenses, which set forth more specific provisions regarding the types of licenses required to operate VATS, the qualifications and procedures for obtaining such licenses and the administration and supervision of such licenses.
The Classified Catalog of Telecommunications Services (2015 Version), or the 2015 MIIT Catalog, defines information services as “the information services provided for users through public communications networks or the internet by means of information gathering, development, processing and the construction of the information platform.” Moreover, information services continue to be classified as a category of VATS and are clarified to include information release and delivery services, information search and query services, information community platform services, information real-time interactive services, and information protection and processing services under the 2015 MIIT Catalog.
The Administrative Measures on Internet Information Services, or ICP Measures, set forth more specific rules on the provision of internet information services. According to ICP Measures, any company that engages in the provision of commercial internet information services shall obtain a subcategory VATS License for Internet Information Services, or ICP License, from the relevant government authorities before providing any commercial internet information services within the PRC. Pursuant to the above-mentioned regulations, “commercial internet information services” generally refer to the provision of specific information content, online advertising, web page construction and other online application services through internet for profit-making purposes. According to the ICP Measures, internet information service providers shall not produce, duplicate, publish or disseminate the following information which: (i) is against the fundamental principles set out in the PRC Constitution; (ii) endangers national security, divulges state secrets, subverts state power, or undermines national unity; (iii) damages the state’s honor or interests; (iv) incites ethnic hatred and ethnic discrimination or undermines inter-ethnic unity; (v) undermines the PRC’s religious policy, or advocates religious cults or feudal superstition; (vi) disseminates rumors to disrupt social order and undermine social stability; (vii) disseminates obscenity or pornography, advocates gambling, violence, murder and terrorism, or instigates others to commit crimes; (viii) humiliates or defames other persons or infringes the legitimate rights and interests of the others; or (ix) is otherwise prohibited by laws and administrative regulations.
In addition to the Telecommunications Regulations and the other regulations discussed above, the provision of commercial internet information services on mobile internet applications is regulated by the Administrative Provisions on Mobile Internet Applications Information Services, which was promulgated by the CAC. On January 5, 2022, the CAC issued a draft of Administrative Provisions on Mobile Internet Application Information Services, or the Draft Mobile Application Administrative Provisions, for public comments, which will replace the current Mobile Application Administrative Provisions after it becomes effective. The Draft Mobile Application Administrative Provisions apply to activities that provide services to produce, reproduce, disseminate, broadcast, among other things, text, picture, voice, video, and other information production through the application, including instant messaging, news information, and knowledge questions and answers, forums and communities, online live-streaming,
e-commerce,
online audiovisual, life services and other such information service categories. The providers of mobile internet applications are subject to requirements under these provisions, including acquiring the qualifications and complying with other requirements provided by laws and regulations and being responsible for information security.

The 2015 MIIT Catalog defines internet data center services as “the placement, agency maintenance, system configuration and management services provided for users’ servers or other internet/network-related equipment in a form of outsource lease by utilizing the corresponding machine room facilities, as well as the lease of database systems, servers and other equipment, lease of the storage spaces of such equipment, lease of communication lines and export bandwidth on an agency basis, and other application services.” Internet data center services also include internet resource collaboration services, which refer to the data storage, internet application development environment, internet application deployment, operation and management services provided for users through the internet or other network-related means featuring availability at any time, use as needed, expansion at any time and collaborative sharing, and by virtue of the equipment and resources established on the data center. And pursuant to the Telecommunications Regulations and the Administrative Measures on Telecommunications Business Operating Licenses, operators providing internet data center services shall also obtain a Value-Added Telecommunications Business Operating License.
We provide information and services to our users through our websites and mobile apps, which are classified as commercial internet information services as defined in the above provisions. To comply with the relevant laws and regulations, Youdao Computer and Linjiedian Education, the VIEs of Youdao, have obtained an ICP License, respectively. The ICP License of Youdao Computer will remain effective until July 25, 2023, and the ICP License of Linjiedian Education will remain effective until August 26, 2026.
Regulation Related to Foreign Investment
On March 15, 2019, the National People’s Congress promulgated the Foreign Investment Law, which came into effect on January 1, 2020 and replaced the trio of existing laws regulating foreign investment in China, namely, the Sino-Foreign Equity Joint Venture Enterprise Law, the Sino-Foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-Invested Enterprise Law, together with their implementation rules and ancillary regulations. The existing foreign-invested enterprises established prior to the effective date of the Foreign Investment Law may keep their corporate forms, among other things, within five years after January 1, 2020. Pursuant to the Foreign Investment Law, “foreign investors” means natural person, enterprise, or other organization of a foreign country, “foreign-invested enterprises” (FIEs) means any enterprise established under PRC law that is wholly or partially invested by foreign investors, and “foreign investment” means any foreign investor’s direct or indirect investment in mainland China, including: (i) establishing FIEs in mainland China either individually or jointly with other investors; (ii) obtaining stock shares, stock equity, property shares, other similar interests in Chinese domestic enterprises; (iii) investing in new projects in mainland China either individually or jointly with other investors; and (iv) making investment through other means provided by laws, administrative regulations, or State Council provisions.
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

On December 26, 2019, the Supreme People’s Court of the PRC promulgated the Interpretation of the Supreme People’s Court on Several Issues Concerning the Application of the Foreign Investment Law of the PRC, effective as of January 1, 2020, pursuant to which “investment contracts” shall mean the relevant agreements formed as a result of direct or indirect investments in the PRC by foreign investors, i.e., foreign natural persons, foreign enterprises or other foreign organizations, including contracts for establishment of foreign investment enterprises, share transfer contracts, equity transfer contracts, contracts for transfer of property or other similar interests, contracts for newly built projects, etc. Where a party concerned claims that an investment contract is invalid for investing in prohibited industries as stipulated in the Negative List for foreign investment access or due to violation of specified administrative measures in restricted industries, the People’s Court shall support such claim.
On December 19, 2020, the NDRC and the MOFCOM jointly promulgated the Measures on the Security Review of Foreign Investment, effective on January 18, 2021, which sets forth provisions concerning the security review mechanism on foreign investment, including the types of investments subject to review, review scopes and procedures, among others. The Office of the Working Mechanism of the Security Review of Foreign Investment (the “Office of the Working Mechanism”) will be established under the NDRC, who will carry out routine work of security review on foreign investment. Foreign investor or relevant parties in China must declare the security review to the Office of the Working Mechanism prior to (i) the investments in the military industry, military industrial supporting industry and other fields relating to the security of national defense, and investments in areas surrounding military facilities and military industry facilities; and (ii) investments in important agricultural products, important energy and resources, important equipment manufacturing, important infrastructure, important transport services, important cultural products and services, important information technology and internet products and services, important financial services, key technologies and other important fields relating to national security, and obtain control in the target enterprise. Control exists when the foreign investor (i) holds over 50% equity interests in the target, (ii) has voting rights that can materially impact on the resolutions of the board of directors or shareholders meeting of the target even when it holds less than 50% equity interests in the target, or (iii) has material impact on the target’s business decisions, human resources, accounting and technology, etc.
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
Regulation Related to Foreign Investment Restrictions
According to the latest Negative List promulgated by MOFCOM and NDRC, which took effect on January 1, 2022, with respect to the provision of value-added telecommunications services, the percentage of foreign ownership cannot exceed 50% (except for
e-commerce,
domestic multi-party communication,
store-and-forward
and call center). The latest negative list further provides that domestic companies engaged in foreign investment prohibited business and intend to offer and list securities in overseas markets shall obtain approval from relevant government authorities.
On April 7, 2022, the State Council published the amendment to the Regulations on Administration of Foreign-Invested Telecommunications Enterprises, or the Amended FITE Regulations, which will take effect on May 1, 2022. The Amended FITE Regulations, which are the key regulations for foreign direct investment in telecommunications companies in China, stipulate that the foreign investor of a telecommunications enterprise is prohibited from holding more than 50% of the equity interest in an FIE that provides value-added telecommunications services, unless otherwise provided by the relevant laws and regulations.
Moreover, foreign investors that intend to invest in or establish a value-added telecommunications enterprise operating the value-added telecommunications business must obtain approvals from MIIT, which retain considerable discretion in granting approvals.

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
non-compliance
within specified time limits.
To comply with the above foreign investment restrictions, we operate our value-added telecommunications services in China through Youdao Computer, one of the VIEs. However, there remain substantial uncertainties with respect to the interpretation and application of existing or future PRC laws and regulations on foreign investment. See “Item 3. Key Information—3.D. Risk Factors—Risks Related to Our Corporate Structure— There are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations, and rules relating to the agreements that establish the VIE structure for our operations in China, including potential future actions by the PRC government, which could affect the enforceability of our contractual arrangements with the VIEs and, consequently, significantly affect our financial condition and results of operations. If the PRC government finds our contractual arrangements non-compliant
with relevant PRC laws, regulations, and rules, or if these laws, regulations, and rules or the interpretation thereof change in the future, we could be subject to severe penalties or be forced to relinquish our interests in the VIEs.”
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
The Law for Promoting Private Education and Its Implementing Rules
On December 28, 2002, the Standing Committee of the National People’s Congress, or the SCNPC, promulgated the Law for Promoting Private Education, or the Private Education Law, which was last amended on December 29, 2018. Under the amended Private Education Law, sponsors of private schools may choose to establish non-profit
or
for-profit
private schools at their own discretion, and the establishment of the private schools shall be subject to approvals granted by relevant government authorities and registered with relevant registration authorities.
On April 7, 2021, the State Council published the amendment to the Regulations on the Implementation of the Law for Promoting Private Education of the PRC, or Amended Implementation Rules which became effective on September 1, 2021. The Amended Implementation Rules stipulates that online education activities using internet technology are encouraged by the regulatory authorities and shall comply with laws and regulations related to internet management. Private schools using internet technology shall obtain the private school operating permit, as well as the internet operating permit. It shall also establish and implement internet security management systems and take technical security measures. Upon discovery of any information whose release or transmission is prohibited by applicable laws or regulations, the private school shall immediately cease the transmission of that information and take further remedial actions, such as deleting that information, to prevent it from spreading. Records pertaining to the situation shall be kept and reported to the appropriate authorities.

The Amended Implementation Rules further stipulates that relevant government authorities shall enhance the supervision on the agreements entered into between non-profit
private schools and its related party and shall review such transaction on an annual basis.
Uncertainties exist with respect to the interpretation and application of the existing and future laws and regulations governing the online private education industry, and how the local government will promulgate implementing rules relating to the specific requirements applicable to online education service providers like us. See “Item 3. Key Information—3.D. Risk Factors—Risks Related to Our Business and Industry— Significant uncertainties exist in relation to the interpretation and implementation of, or proposed changes to, the PRC laws, regulations and policies regarding the private education industry. In particular, our compliance with the Opinions on Further Alleviating the Burden of Homework and After-School Tutoring for Students in Compulsory Education and the implementation measures issued thereunder by the relevant PRC government authorities has materially and adversely affected and will materially and adversely affect our business, financial condition, results of operations and prospect.”
Regulation Related to After-School Tutoring and Educational Apps
On February 13, 2018, the Ministry of Education, or the MOE, the Ministry of Civil Affairs, the Ministry of Human Resources and Social Security and the State Administration for Industry and Commerce, or the SAIC (currently known as the State Administration for Market Regulation, or the SAMR), jointly promulgated the Circular on Alleviating After-School Burden on Elementary and Secondary School Students and Implementing Inspections on After-School Training Institutions, or Circular 3. Pursuant to Circular 3, the aforesaid government authorities will carry out a series of inspections on after-school training institutions and order those with material potential safety risks to suspend business for self-inspection and rectification and those without proper establishment licenses or school operating permits to apply for relevant qualifications and certificates under the guidance of competent government authorities. Moreover, after-school training institutions must file with the local education authorities and make public the classes, courses, target students, class hours and other information relating to their academic training courses (including primarily courses on Chinese and mathematics). After-school training institutions are prohibited from providing academic training services beyond the scope or above the level of school textbooks, or organizing any academic competitions (such as Olympiad competitions) or level tests for students of elementary or middle schools. In addition, elementary or middle schools may not reference a student’s performance in the after-school training institutions as one of admission criteria.
On August 6, 2018, the State Council issued the Opinion on the Regulation of the Development of After-School Training Institutions, or State Council Circular 80, which primarily regulates after-school training institutions targeting
K-12
students. State Council Circular 80 reiterates prior guidance that after-school training institutions must obtain a private school operating permit, and further requires such institutions to meet certain minimum requirements; for example, after-school training institutions are required to (i) have a fixed training premise that conforms to specific safety criteria, with an average area per student of no less than three square meters during the applicable training period; (ii) comply with relevant fire safety, environmental protection, hygiene, food operation and other specified requirements; (iii) purchase personal safety insurance for students to reduce safety risks; and (iv) not hire any teachers who are working concurrently in primary or secondary schools, and teachers for tutoring in academic subjects such as Chinese, mathematics, English, physics, chemistry and biology are required to have the corresponding teacher qualification licenses. In addition, after-school training institutions are prohibited from carrying out exam-oriented training, training that goes beyond the school syllabus, training in advance of the corresponding school schedule and any training activities associated with student admission, nor shall they organize any level test, rank examination or competition on academic subjects for primary and secondary students. The training content of after-school training institutions shall not exceed the corresponding national curricular standards and training progress shall not be more accelerated than the corresponding progress of local schools. According to State Council Circular 80, after-school training institutions are also required to disclose and file relevant information regarding the institution, including their training content, schedule, targeted students and school timetable to the relevant education authority, and their training classes may not end later than 8:30 p.m. each day or otherwise conflict with the teaching time of local primary and secondary schools. Course fees can only be collected for courses in three months or shorter installments. Additionally, State Council Circular 80 requests that competent local authorities formulate relevant local standards for after-school training institutions within their administrative area. If an overseas-listed after-school training institution publicizes overseas any periodical report or any interim report on material adverse effect on its operation, it shall concurrently publish the information in Chinese on its official website (or on the disclosure platform for securities exchange information in the absence of an official website). In relation to online education service providers, State Council Circular 80 generally provides that regulatory authorities of networking, culture, information technology, radio and television industries shall cooperate with the education department in supervising online education within their relevant industry. On May 6, 2020, the General Office of the MOE promulgated the Notice on the Negative List of Advanced Trainings for Six Compulsory Education Subjects (for Trial Implementation), which, in accordance with the State Council Circular 80, prohibits after-school training institutions from providing advanced trainings that do not follow the formal school curricula to the students in primary school and secondary school, and provides typical activities that shall be regarded as advanced training in the subjects of Chinese, mathematics, English, physics, chemistry and biology.

On August 30, 2018, the MOE, SAMR and certain other government authorities issued the Comprehensive Implementation Plan for Myopia Control in Children and Teenagers, which requires, among others, that the schools (i) shall use electronic products based on the principal of necessity, shall not rely on electronic products for teaching and homework assignment and shall rather assign paper-based homework in principle, and the teaching time using electronic products shall not account for more than 30% in general; (ii) shall strictly implement the learning and development guidelines for children aged three to six, pay attention to the importance of life and play and avoid “primary school” teaching.
On November 20, 2018, the General Office of the MOE, the General Office of the SAMR of the PRC and the General Office of the Ministry of Emergency Management of the PRC jointly issued the Notice on Improving the Specific Governance and Rectification Mechanisms of After-School Education Institutions, or Circular 10, which provides that provincial education departments shall be responsible for the filing of training institutions that use the internet technology to provide online training facing primary and middle school students. Provincial education departments shall regulate the online after-school training institutions based on the management policies governing offline after-school training institutions. In addition, online after-school education institutions shall file the information of their courses, such as names, contents, target students, syllabi and schedules with the provincial education departments and shall publish the name, photo, class schedule and certificate number of the teacher qualification license of each teacher on their websites.
On December 25, 2018, the General Office of the MOE issued the Notice on Strictly Forbidding Harmful APP Entering Primary and Secondary Schools, which stipulates, among other things, that (i) local primary schools, secondary schools and education departments shall conduct comprehensive investigations to apps on campus, and shall call off using any app containing harmful contents, such as commercial advertisements and internet games, or that increase the burden on students, and (ii) the filing and reviewing system of learning apps shall be established.
The Central Committee of the Communist Party and the State Council jointly issued the Opinions on the Further Reform of Education and Teaching and Comprehensive Improvement on the Compulsory Education Quality, or the Opinions, which became effective on June 23, 2019. The Opinions stipulate, among other things, that (i) the State Administration for Market Regulation and its local counterparts shall be responsible for the registrations and filings of all the after-school training institutions and shall supervise and govern their operational behaviors, such as advertising, fee collecting, antitrust competitions, etc., and (ii) the integrated application of information technology and education shall be promoted, the “education plus internet” operation model shall be encouraged but in the meanwhile, the approval and supervision system for digital educational resource applied by schools shall be established.

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
With respect to the filing requirements, the Online After-School Training Opinions provides that, among others:(i) an online after-school training institution shall file with the competent provincial education regulatory authorities at the place of its domicile after it has obtained the ICP License and the certificate and the grade evaluation report for the graded protection of cybersecurity, and furthermore; (ii) the online after-school training institutions shall file, among others, (x) the materials related to the institution itself, including the information on their respective ICP License and other relevant licenses and the materials related to certain management systems regarding the protection of personal information and cybersecurity, (y) the materials related to the training content, and (z) the materials related to the training personnel; and (iii) the competent provincial education regulatory authorities shall promulgate local implementing rules about the filing requirements, focusing on the training institutions, training content and training personnel.
The Online After-School Training Opinions further provides that the competent provincial education regulatory authorities shall, jointly with other provincial government authorities, review such filings and the qualification of the online after-school training institutions submitting such filings, focusing on the following matters: (i) The training content shall not include online games or other content or links irrelevant with the training, and shall not be beyond the relevant national school syllabus. No illegal publications may be published, printed, reproduced or distributed, and no infringement or piracy activities may be conducted during the training. And the training content and data shall be stored for more than one year, among which, the live streaming teaching videos shall be stored for more than six months. (ii) Each course shall not last longer than 40 minutes and shall be taken at intervals of not less than 10 minutes, and the training time shall not conflict with the teaching time of primary and secondary schools. Each live streaming course provided to students receiving compulsory education shall not end later than 9:00 p.m., and shall not leave homework for primary school students in Grade 1 and Grade 2. The online after-school training platforms shall have eye protection and parental supervision functions. (iii) The online after-school training institutions shall not hire any teacher who is currently working at primary or secondary schools. Training personnel of academic subjects are required to obtain necessary teacher qualification licenses. The online after-school training institutions’ training platforms and course interfaces shall publicize the names, photos and teacher qualification licenses of training personnel, and the learning, working and teaching experiences of foreign training personnel. (iv) With the consent of students and their respective parents, online after-school training institutions shall verify the identification information of each student, and shall not illegally sell or provide such information to third parties. User behavior log must be kept for more than one year. (v) The charge items and standard and refund policy shall be specifically publicized on the training platforms, and the periods for which tuition is charged shall be consistent with its respective curriculum and the online after-school training institutions shall not engage in excessive marketing, make false or misleading promotion, or overstate the effect of the product. The prepaid fees can only be used for education and training purpose, and shall not be used for other investment activities; where fees are charged based on the number of classes, fees are not allowed to be collected in a lump sum for more than 60 classes, and where fees are charged based on the length of the course, the fees shall not be collected for a course length of more than three months. (vi) The online after-school training institutions found to have problems after reviewing by the competent provincial education regulatory authorities shall complete the rectification, and will be subject to fines, regulatory order to suspend operations or other regulatory and disciplinary sanctions if they fail to complete the rectification in time.

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
On September 19, 2019, the MOE, jointly with certain other PRC government authorities, issued the Guidance Opinions on Promoting the Healthy Development of Online Education, which provides, among others, that (i) social forces are encouraged to establish online education institutions, develop online education resources, and provide high-quality education services; and (ii) an online education negative list shall be promulgated and industries not included in the negative list are open for all types of entities to enter into.
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

On October 16, 2020, the General Office of the MOE and the General Office of the State Administration for Market Regulation of PRC jointly promulgated the Notice on the Centralized Rectification of After-School Tutoring Institutions’ Illegal Acts of Infringing Consumers’ Rights by Using Unfair Standard Terms. The notice stipulates that local education and market regulation authorities shall increase the efforts for the investigation of after-school tutoring institutions’ illegal acts which infringe consumers’ rights by using unfair standard terms to exempt them from their own responsibility, increase consumers’ liability and exclude consumers’ legal rights.
The Law for Protection of Minors issued by the Standing Committee of the National People’s Congress on December 29, 2006, was recently amended on October 17, 2020 and took effect on June 1, 2021. According to the amended Law for Protection of Minors, kindergartens and after-school training agencies may not carry out primary school curriculum education for preschool-age
minors, and online education products and services which are targeted at minors shall not include any links to online games or push any advertisements and other information irrelevant to teaching.
The General Office of the MOE enacted the Notice of Strengthening the Management of Homework for Compulsory Education on April 8, 2021, which requires that local governments shall take prohibition of leaving homework as an important part of the daily supervision on after-school training institutions in accordance with relevant regulations, and in order to avoid reducing the burden in schools but increasing the burden after-school, after-school training institutions shall not leave homework to primary and secondary school students.
On July 24, 2021, the General Office of State Council and the General Office of Central Committee of the Communist Party of China jointly promulgated the Opinions on Further Alleviating the Burden of Homework and After-School Tutoring for Students in Compulsory Education, or the Alleviating Burden Opinion, which provides that, among other things, (i) local government authorities shall no longer approve new after-school tutoring institutions providing tutoring services on academic subjects for students in compulsory education, and the existing after-school tutoring institutions providing tutoring services on academic subjects shall be registered as non-profit;
(ii) online after-school tutoring institutions that have filed with the local education administration authorities providing tutoring services on academic subjects shall be subject to review and re-approval
procedures by competent government authorities, and any failure to obtain such approval will result in the cancellation of its previous filing and ICP license; (iii) Academic AST Institutions are prohibited from raising funds by listing on stock markets or conducting any capitalization activities and listed companies are prohibited from investing in Academic AST Institutions through capital markets fund raising activities, or acquiring assets of Academic AST Institutions by paying cash or issuing securities; and (iv) foreign capital is prohibited from controlling or participating in any Academic AST Institutions through mergers and acquisitions, entrusted operation, joining franchise or variable interest entities. Any violation of the foregoing shall be rectified.
Moreover, the Alleviating Burden Opinion specifies a series of operating requirements that after-school tutoring institutions must meet, including, among other things, (i) after-school tutoring institutions shall not provide tutoring services on academic subjects during national holidays, weekends and school breaks; (ii) for online tutoring, each session shall be no more than thirty minutes and the training shall end no later than 9:00 p.m.; (iii) no advertisements in connection with after-school tutoring services shall be published or broadcasted on the network platforms and billboards displayed on the mainstream media, new media, public space and residential areas; (iv) the provision of overseas education courses is strictly prohibited; (v) fees charged for academic subjects tutoring in compulsory education shall be included into government-guided price management, and excessive high fees and excessive profit-seeking behaviors will be suppressed; (vi) government authorities will implement risk management and control for the pre-collection
of fees by after-school tutoring institutions with requirements such as setting up third-party custodians and risk reserves, and strengthen supervision over loans regarding tutoring services; (vii) online tutoring for preschool-age
children is prohibited, and offline academic subjects (including foreign language) tutoring services for preschool-age
children is also strictly prohibited; (viii) no more approval of new after-school tutoring institutions providing tutoring services on academic subjects for pre-school-age
children and students in grades 10 to 12 will be granted; and (ix) administration and supervision over academic subjects tutoring institutions for students in grades 10 to 12 shall be implemented by reference to the relevant provisions of the Alleviating Burden Opinion. On February 8, 2022, the MOE issued the 2022 Work Points of MOE, which specifies that administration and supervision over academic subjects tutoring institutions for students in grades 10 to 12 shall be strictly implemented by reference to the relevant provisions to the Alleviating Burden Opinion.

On July 28, 2021, the General Office of MOE promulgated the Notice on Further Clarifying the Scope of Academic Subjects and
Non-Academic
Subjects of After-School Tutoring in the Compulsory Education, which specifies that according to the national curriculum on compulsory education, when after-school institutions carry out tutoring, morality and rule of law, Chinese, history, geography, mathematics, foreign language (including English, Japanese, Russian), physics, chemistry and biology are classified as academic subjects, while sports (or sports and health), art (or music, art), and comprehensive practical activities (including information technology education, labor and technology education) are classified as non-academic
subjects.
On August 25, 2021, the General Office of MOE issued the Administrative Measures for After-School Tutoring Materials for Primary and Secondary School Students (for Trial Implementation), which provide that, among others, (i) after-school tutoring materials for primary and secondary school students and staff preparing such tutoring materials shall meet certain requirements specified in such measures, which include, among others, tutoring materials shall follow the national curriculum standard and shall not provide contents in advance of the school curriculum; (ii) after-school tutoring institutions shall establish internal management system for the tutoring materials and the staff preparing such tutoring materials; (iii) after-school tutoring institutions shall conduct internal review of the tutoring materials and the local education administrations shall conduct external review of the tutoring materials; (iv) after-school tutoring institutions may only use tutoring materials that have been internally and externally reviewed or if the materials have been officially published; (v) after school tutoring institutions shall file with the relevant education administrations the tutoring materials and the staff preparing such materials; (vi) after-school tutoring institutions in violation of the measures will be subject to rectification and shall not use the relevant tutoring materials during the rectification period; if the after-school tutoring institution refuses to rectify within the time limit or if the violation is severe, its private school operating permit may be revoked by the local education administration.
On September 7, 2021, the MOE published on its official website that the MOE, together with two other government authorities, issued a circular requiring all Academic AST Institutions to complete registration as non-profit
by the end of 2021, and all Academic AST Institutions shall, before completing such registration, suspend enrollment of students and charging fees.
On September 18, 2021 the MOE further published on its official website that the General Office of MOE, together with five other government authorities, issued a circular requiring all online after-school tutoring institutions that have filed with the local education administration authorities providing tutoring services on academic subjects to obtain the private school operating permit by the end of 2021, and all online after-school tutoring institutions shall, before obtain such permit, suspend enrollment of students and charging fees.
On September 9, 2021, the General Office of MOE and the General Office of the Ministry of Human Resources and Social Welfare jointly issued the Administrative Measures for Practitioners of the After-School Tutoring Institutions (for Trial Implementation), which set out a series of requirements for the after-school tutoring institutions with respect to their employed teachers, research staff and teaching assistants. After-school tutoring institutions in violation of such requirements will be subject to rectification. If an after-school tutoring institution violates the requirements several times or violates several requirements, such after-school tutoring institution is prohibited from enrollment of students and shall not conduct tutoring activities during the rectification period; and if the after-school tutoring institution refuses to rectify within the time limit or if the violation is severe, its private school operating permit may be revoked by the local education administration.
On October 21, 2021, the MOE jointly with certain other PRC government authorities, promulgated the Notice on Strengthening the Supervision of After-School Tutoring Institutions
Pre-collection
of Fees, which requires the
pre-collection
of fees by Academic AST Institution and non-Academic AST Institution shall be supervised. Local government will adopt bank custodians or risk reserves to control such risk with the consideration of local situation.

On March 3, 2022, the MOE jointly with SAMR and NDRC promulgated the Notice on Regulating
Non-Academic
After-school Training Institutions, which provide that, among others,
(i) non-academic
after school tutoring institutions shall have the corresponding qualifications and their staffs shall have the corresponding proofs for their profession;
(ii) non-academic
after school tutoring institutions shall ensure that training contents and training methods are suitable for the age, mental and physical characteristics and cognitive level of students; (iii) the training contents, training hours, charging items, charging standards and other information of non-academic
after school tutoring institutions shall be made public and subject to public supervision;
(iv) non-academic
after school tutoring institutions shall use the form of service contract for after-school training activities provided to primary and secondary school students, strictly performing contractual obligations and regulating its charging behaviors;
(v) non-academic
after school tutoring institutions’ unfair competition by fictitious original prices, false discounts, false publicity, monopolistic behaviors and any form of price fraud are prohibited; (vi) the pre-collection
of fees by
non-academic
after school tutoring institutions shall be deposited to the special account for fee collection and tuition fees shall not be collected in a lump sum, or in disguised form of recharging or measured cards for more than 60 classes or for a course length of more than three months; and
(vii) non-academic
after school tutoring institutions shall comply with requirements relating to premise, facilities and fire safety.
Our current practice may be deemed to be not in full compliance with the above laws and regulations and we cannot assure you that we will comply with the above laws and regulations in a timely manner or at all. For detailed discussion, please see “Item 3. Key Information—3.D. Risk Factors—Risks Related to Our Business and Industry—Significant uncertainties exist in relation to the interpretation and implementation of, or proposed changes to, the PRC laws, regulations and policies regarding the private education industry. In particular, our compliance with the Opinions on Further Alleviating the Burden of Homework and After-School Tutoring for Students in Compulsory Education and the implementation measures issued thereunder by the relevant PRC government authorities has materially and adversely affected and will materially and adversely affect our business, financial condition, results of operations and prospect.”
Regulations to Facilitate Virtual Learning
On February 6, 2020, the MOE promulgated a notice related to supporting education by means of informatization during
COVID-19
prevention and control. This notice provides that, among other things, the MOE has organized China Education and Research Network and telecom operators such as China Mobile, China Telecom, China Unicom and China Satcom to strengthen the protection of the public service platform of national and local education resources and school networks at all levels, so as to provide fast and stable network service for school’s online education, for teachers, students and parents’ obtaining digital education resources and online learning. Each school should independently choose the forms of online live classroom, network on-demand
teaching, Massive Open Online Course (MOOC), Small Private Online Course (SPOC), students’ autonomous learning, centralized tutoring and answering questions and other forms to carry out online teaching through network platform, digital TV and mobile terminal based on the teaching conditions within its administrative region and the school. For those areas or schools without such basic conditions, they can use mobile internet or telephone to carry out home-school communication, provide learning resources, organize counseling and answer questions.
According to the Opinions on Supporting the Healthy Development of New Business Forms and Models, Activating the Consumer Market and Promoting Employment Expansion promulgated by NDRC, CAC, MOE and certain other government authorities on July 14, 2020, the MOE should lead the development and integration of online education, which includes (i) building a mechanism for normal integration and development of online and offline education, and forming a benign interactive pattern between online and offline education; (ii) allowing the purchase and proper use of the qualified socialized and marketed online course resources, and exploring the path of incorporating such resources into the daily education system in pilot schools; (iii) encouraging increasing efforts in teachers’ training and carrying out online intelligent environment lessons in pilot program and deeply popularizing virtual learning classes of “Express Class,” “Famous Teacher Class” and “Famous School Online Class”; and (iv) improving the rules and regulations of intellectual property protection, content supervision and market access of online education, and forming a high-quality online education resource supply.

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
We currently do not hold a License for Online Transmission of Audio-Visual Programs. Uncertainties exist as to whether we will be required by relevant PRC government authorities to obtain the License for Online Transmission of Audio-Visual Programs. See “Item 3. Key Information—3.D. Risk Factors—Risks Related to Our Business and Industry—We may face risks and uncertainties with respect to the licensing requirement for internet audio-visual programs.”
Regulation Related to Internet Live Streaming Services
On November 4, 2016, the CAC issued Administrative Regulation on Internet Live Streaming Services, effective from December 1, 2016, according to which, “internet live streaming” refers to the activities of continuously releasing real-time information to the public based on the internet in forms such as videos, audios, images and texts, and “internet live-streaming service providers” refers to the operators that provide internet live-streaming platform service. In addition, the internet live-streaming service providers shall take various measures during operation of its services, such as examining and verifying the authenticity of the identification information and filing such information for records.
On July 12, 2017, the CAC issued a Notice on Development of the Filing Work for Enterprises Providing Internet Live Streaming Services, which provides that all the companies providing internet live streaming services shall file with the local authority effective July 15, 2017, otherwise the CAC or its local counterparts may impose administrative sanctions on such companies.
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

Regulation Related to Internet Culture Activities
The Interim Administrative Provisions on Internet Culture, or the Internet Culture Provisions, which was promulgated by the Ministry of Culture, or MOC (currently known as the MOCT), require internet information services providers engaging in commercial “internet culture activities” to obtain an Internet Culture Business Operating License from the MOC. “Internet cultural activity” is defined under the Internet Culture Provisions as an act of provision of internet cultural products and related services, which includes (i) the production, duplication, importation, and broadcasting of the internet cultural products; (ii) the online dissemination whereby cultural products are posted on the internet or transmitted via the internet to end-users,
such as computers, fixed-line telephones, mobile phones, television sets and games machines, for online users’ browsing, use or downloading; and (iii) the exhibition and competition of the internet cultural products. In addition, “internet cultural products” is defined under the Internet Culture Provisions as cultural products produced, broadcast and disseminated via the internet, which mainly include internet cultural products especially produced for the internet, such as online music entertainment, online games, online shows and plays (programs), online performances, online works of art and online cartoons, and internet cultural products produced from cultural products such as music entertainment, games, shows and plays (programs), performances, works of art, and cartoons through certain techniques and duplicating those to the internet for dissemination.
We currently do not hold an Internet Culture Business Operating License. On May 14, 2019, the General Office of MOC promulgated the Notice on Adjusting the Scope of Internet Culture Business Operating License and Further Standardize the Approval Work, which provides that online music, online shows and plays, online performances, online works of art, online cartoons, displays and games are the activities that fall in the scope of Internet Culture Business Operating License, and further clarifies that educational live streaming activities are not online performances. Nevertheless, it remains unclear whether the local PRC government authorities would adopt a different practice. In addition, it remains uncertain whether the PRC government authorities would issue more explicit interpretation and rules or promulgate new laws and regulations. See “Item 3. Key Information—3.D. Risk Factors —Risks Related to Our Business and Industry—Our failure to obtain, maintain or renew other licenses, approvals, permits, registrations or filings necessary to conduct our operations in China could have a material adverse impact on our business, financial condition and results of operations.”
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

Regulation Related to Internet Information Security and Privacy Protection
The PRC Constitution states that the PRC laws protect the freedom and privacy of communications of citizens and prohibit infringement of such rights. PRC government authorities have enacted laws and regulations on internet information security and protection of personal information from any abuse or unauthorized disclosure. The Decisions on Maintaining Internet Security, which was enacted by the SCNPC, may subject violators to criminal punishment in the PRC for any effort to: (i) gain improper entry into a computer or system of strategic importance; (ii) disseminate politically disruptive information; (iii) leak state secrets; (iv) spread false commercial information; or (v) infringe intellectual property rights. The Ministry of Public Security has promulgated measures that prohibit use of the internet in ways which, among other things, result in a leakage of state secrets or a spread of socially destabilizing content. If an information service provider violates these measures, the Ministry of Public Security and the local security bureaus may revoke its operating license and shut down its websites.
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
Pursuant to the Ninth Amendment to the Criminal Law issued by the SCNPC, any person or entity that fails to fulfill the obligations related to internet information security administration as required by applicable laws and refuses to rectify upon orders is subject to criminal penalty for (i) any dissemination of illegal information in large scale; (ii) any severe effect due to the leakage of the client’s information; (iii) any serious loss of criminal evidence; or (iv) other severe situation, and any individual or entity that (a) sells or provides personal information to others in a way violating the applicable law, or (b) steals or illegally obtain any personal information is subject to criminal penalty in severe situation.
Pursuant to the PRC Cybersecurity Law, or Cybersecurity Law, issued by the SCNPC, “personal information” refers to all kinds of information recorded by electronic or otherwise that can be used to independently identify or be combined with other information to identify individuals’ personal information including but not limited to: individuals’ names, dates of birth, ID numbers, biologically identified personal information, addresses and telephone numbers, etc. The Cybersecurity Law also provides that: (i) to collect and use personal information, network operators shall follow the principles of legitimacy, rightfulness and necessity, disclose rules of data collection and use, clearly express the purposes, means and scope of collecting and using the information, and obtain the consent of the persons whose data is gathered; (ii) network operators shall neither gather personal information unrelated to the services they provide, nor gather or use personal information in violation of the provisions of laws and administrative regulations or the scopes of consent given by the persons whose data is gathered; and shall dispose of personal information they have saved in accordance with the provisions of laws and administrative regulations and agreements reached with users; (iii) network operators shall not divulge, tamper with or damage the personal information they have collected, and shall not provide the personal information to others without the consent of the persons whose data is collected. However, if the information has been processed and cannot be recovered and thus it is impossible to match such information with specific persons, such circumstance is an exception.

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
On August 22, 2019, the CAC issued the Provisions on the Cyber Protection of Children’s Personal Information, which took effect on October 1, 2019. The Provisions on the Cyber Protection of Children’s Personal Information apply to the collection, storage, use, transfer and disclosure of the personal information of children under the age of 14, or the Children, via the internet. The Provisions on the Cyber Protection of Children’s Personal Information require that network operators shall establish special rules and user agreements for the protection of the Children’s personal information, inform the Children’s guardians in a noticeable and clear manner, and shall obtain the consent of the Children’s guardians. When obtaining the consent of the Children’s guardians, network operators shall explicitly inform of several matters, including without limitation, the purpose, method and scope of collection, storage, use, transfer and disclosure of the personal information of the Children, and methods for correcting and deleting the Children’s personal information. Provisions on the Cyber Protection of Children’s Personal Information also require that when collecting, storing, using, transferring and disclosing personal information of the Children, network operators shall comply with certain regulatory requirements, including without limitation, that network operators shall designate specific personnel to take charge of the protection of Children’s personal information and shall strictly set the information access authority for their staff to the Children’s personal information in the principle of minimal authorization.
Pursuant to the Notice on Promulgation of the Rules on the Scope of Necessary Personal Information for Common Types of Mobile Internet Applications, which was promulgated by the CAC, the MIIT and certain other government authorities on March 12, 2021 to be effective on May 1, 2021, “necessary personal information” refers to the personal information necessary for ensuring the normal operation of an app’s basic functional services, without which the app cannot achieve its basic functional services. For learning and education app, the basic functional services are “online tutoring, online classes, etc.” and the necessary personal information is mobile phone numbers of registered users.
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

The SAMR promulgated the Measures for the Supervision and Administration of Online Transactions, which became effective on May 1, 2021. The measures require that online transaction operators shall not force customers, whether or not in a disguised manner, to consent to the collection and use of information not directly related to their business activities by means of one-off
general authorization, default authorization, bundling with other authorizations, or the suspension of installation and use. Otherwise, such online transaction operator may be subject to fines and consequences under related laws and regulations, including without limitation suspension of business for rectification and revocation of permits and licenses.
On June 10, 2021, the SCNPC promulgated the Data Security Law of the PRC, which came into effect on September 1, 2021. The Data Security Law provides for data security and privacy obligations on entities and individuals carrying out data activities. The Data Security Law also introduces a data classification and hierarchical protection system based on the importance of data in economic and social development, as well as the degree of harm it will cause to national security, public interests, or legitimate rights and interests of individuals or organizations when such data is tampered with, destroyed, leaked, or illegally acquired or used. The appropriate level of protection measures is required to be taken for each respective category of data. For example, a processor of important data shall designate the personnel and the management body responsible for data security, carry out risk assessments for its data processing activities and file the risk assessment reports with the competent authorities. In addition, the Data Security Law provides a national security review procedure for those data activities which may affect national security and imposes export restrictions on certain data and information. No entity or individual within the territory of the PRC may provide foreign judicial or law enforcement authorities with the data stored within the territory of the PRC without the approval of the competent PRC authorities.
On August 20, 2021, the SCNPC promulgated the Personal Information Protection Law, which became effective on November 1, 2021. The Personal Information Protection Law aims at protecting the personal information rights and interests, regulating the processing of personal information, ensuring the orderly and free flow of personal information in accordance with the law, and promoting the reasonable use of personal information, personal information refers to any recorded information related to identified or identifiable natural persons, though it excludes anonymized information.
The Personal Information Protection Law also specified the rules for handling sensitive personal information, which includes biometrics, religious beliefs, specific identities, medical health, financial accounts, trails and locations, and personal information of teenagers under fourteen years old and other personal information, which, upon leakage or illegal usage, may easily infringe the personal dignity or harm of safety of livelihood and property. Personal information handlers shall bear responsibility for their personal information handling activities, and adopt necessary measures to safeguard the security of the personal information they handle. Otherwise, the personal information handlers will be ordered for rectification or suspension or termination of provision of services, confiscation of illegal income, subject to fines or other penalties. According to the Personal Information Protection Law
On January 4, 2022, the CAC published the Revised Cybersecurity Review Measures, which took effect on February 15, 2022 and repeal the Cybersecurity Review Measures promulgated on April 13, 2020. The Revised Cybersecurity Review Measures provide that a critical information infrastructure operator purchasing network products and services, and platform operators carrying out data processing activities, which affect or may affect national security, shall apply for cybersecurity review and that a platform operator with more than one million users’ personal information aiming to list abroad must apply for cybersecurity review.

On July 30, 2021, the State Council promulgated the Regulations on Critical Information Infrastructure Security Protection, which went into effect on September 1, 2021. The regulations provide that, among others, critical information infrastructure, or the CIIO, means important network facilities and information systems in important industries such as public communications and information services, energy, transportation, water conservancy, finance, public services,
e-government,
defense technology industry and others that may seriously harm national security, national economy, people’s livelihood and public interests once damaged, disabled or its data disclosed. Operators shall, based on leveled system for cybersecurity protection, adopt technical protection measures and other necessary measures to deal with cybersecurity security events, defend against cyber-attack and criminal activities, to ensure the safe and stable operation of CIIO, maintain data integrity, confidentiality, and availability pursuant to relevant laws, regulations and the mandatory requirements of national standards. Moreover, the competent supervisory departments of relevant important industries abovementioned shall organize the recognition of the CIIO and promptly notify the operators and Public Security Department of The State Council of the results of the identification.
On July 6, 2021, General Office of the State Council of the PRC together with another authority jointly promulgated the Opinions on Strictly Cracking Down on Illegal Securities Activities, or the Securities Activities Opinions, which called for the enhanced administration and supervision of overseas-listed China-based companies, proposed to revise the relevant regulation governing the overseas issuance and listing of shares by such companies and clarified the responsibilities of competent domestic industry regulators and government authorities. The Securities Activities Opinions also call for improving laws and regulations on data security, cross-border data flow and management of confidential information.
On November 14, 2021, the CAC released the Regulations on Network Data Security Management (Draft for Comments), or the Draft Regulations, which clarifies how data should be categorized and hierarchized under the principle laid down by Cybersecurity Law and Data Security Law. The Draft Regulations further imposes a higher standard of compliance on processors of important data (including those processing personal data of more than one million users). Under the Draft Regulations, a cybersecurity review will be required in case of the following: (i) merger, restructuring or separation of network platform operators that have acquired a large number of data resources related to national security, economic development or public interests where this affects or could affect national security; (ii) listing abroad by data processors processing over one million users’ personal information; (iii) listing in Hong Kong by data processors which affects or may affect national security; (iv) other data processing activities that affect or may affect national security. In addition, the Draft Regulations requires processors of important data or the data processors listed overseas to conduct an annual security assessment, either through a self-assessment, or by a qualified third party, and submit the annual assessment report to the local cybersecurity regulators. As of the date of this annual report, the Draft Regulations were released for public comments only and the final version and effective date of such regulations are subject to substantial uncertainty.
On January 4, 2022, the CAC published the Administrative Provisions on Internet Information Service Algorithm Recommendation on its website, or the Algorithm Recommendation Provisions, which became effective on March 1, 2022 and raise certain new compliance requirements on internet information service providers using algorithm recommendation technology. Specifically, the Algorithm Recommendation Provisions require that such service providers shall provide users with options that are not specific to their personal characteristics, or provide users with convenient options to cancel algorithmic recommendation services.
Regulation Related to Publishing
The Administrative Regulations on Publication, promulgated by the State Council and most recently amended on November 29, 2020, applies to publication activities, i.e., the publishing, printing, copying, importation or distribution of publications, including newspapers, periodicals, books, audio and video products and electronic publications. According to the Administrative Regulations on Publication, any entity engaging in the activities of publishing, printing, copying, importation or distribution of publications, shall obtain relevant permits of publishing, printing, copying, importation or distribution of publications.
Under the Administrative Provisions on the Publications Market, or the Publication Market Provisions, which was jointly promulgated by the SAPPRFT and the MOFCOM, any enterprise or individual who engages in publishing activities shall obtain a Publishing Operation Permit from SAPPRFT or its local counterpart. Without licensing, such entity or individual may be ordered to cease illegal acts by the competent administrative department of publication and be concurrently subject to fines.

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
Applicable PRC advertising laws, rules and regulations contain certain prohibitions on the content of advertisements in China (including prohibitions on misleading content, superlative wording, socially destabilizing content or content involving obscenities, superstition, violence, discrimination or infringement of the public interest). Advertisements for anesthetic, psychotropic, toxic or radioactive drugs are prohibited, and the dissemination of advertisements of certain other products, such as tobacco, patented products, pharmaceuticals, medical instruments, agrochemicals, foodstuff, alcohol and cosmetics, are also subject to specific restrictions and requirements. Education and/or training advertisements shall not contain the following contents: (i) explicit or implicit guarantee for successful enrollment to a higher grade, passing of examination, obtaining of degree qualification or passing certificate, or the effect of education or training; (ii) explicit or implicit expression of participation by the relevant examination body or its personnel, or personnel setting examination questions in the education or training; and (iii) recommendation and/or endorsement by scientific research institutes, academic institutions, educational organizations, industry associations, professionals or beneficiaries using their name or image.
The Alleviating Burden Opinion requires that no advertisements in connection with after-school tutoring services shall be published or broadcasted on the network platforms and billboards displayed on the mainstream media, new media, public space and residential areas. Further, the SAMR jointly with other government authorities promulgated the Notice on the Control of Advertisements for After-school Tutoring on November 3, 2021 which specifies such requirements under the Alleviating Burden Opinion applies to advertisements for both academic and non-academic
tutoring, and relevant local authorities shall implement measures to achieve such requirements.
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
In addition, the Anti-Unfair Competition Law promulgated by the Standing Committee of the National People’s Congress, last amended on April 23, 2019, requires that business operators shall not make false or misleading commercial promotion for the performance, functions, quality, sales, user evaluation, accolades, etc., as to defraud or mislead customers. On August 17, 2021, the SAMR released the Provisions on Prohibition of Unfair Competition on the Internet (Draft for Comments), or the Draft Provisions, which prohibits business operators from making false or misleading advertising about themselves or their products’ sales status, transaction information, operating data, and users’ evaluations, thereby deceiving or misleading consumers or other relevant parties. The Draft Provisions specifies some new types of unfair competition behaviors under the relevant provisions of the Anti-Unfair Competition Law, which may restrict competition, among others, using data, algorithms and other technical means to carry out traffic hijacking, interference, malicious incompatibility and other improprieties to influence user choices or hinder or damage the normal operation of network products or services offered by other business operators. The Draft Provisions also prohibits several types of new unfair competition behaviors that are not classified under the Anti-Unfair Competition Law, among others, click farming, blocking without due cause and illegal data crawling.

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
Regulation Related to Intellectual Property Rights
Copyright and Software Registration
The SCNPC promulgated the PRC Copyright Law in 1990, or the Copyright Law, and last revised it on November 11, 2020 with the amendments becoming effective on June 1, 2021. The amended Copyright Law extends copyright protection to internet activities, products disseminated over the internet and software products, audio-visual works and any other intellectual achievements which comply with the characteristics of the works. In addition, there is a voluntary registration system administered by the China Copyright Protection Center. To address the problem of copyright infringement related to the content posted or transmitted over the internet, the National Copyright Administration, or the NCAC, and the MIIT jointly promulgated the Measures for Administrative Protection of Copyright Related to Internet.
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
Patents
Under the Patent Law of the PRC, or the Patent Law, adopted by the SCNPC, a patentable invention, utility model or design must meet three conditions, namely novelty, inventiveness and practical applicability. Patents cannot be granted for scientific discoveries, rules and methods for intellectual activities, methods used to diagnose or treat diseases, animal and plant breeds or substances obtained by means of nuclear transformation. The Patent Office under the State Intellectual Property Office is responsible for receiving, examining and approving patent applications. The Patent Law was last amended on October 17, 2020, which came into effect on June 1, 2021, pursuant to which a patent is valid for a
20-year
term for an invention, a
10-year
term for a utility model and a
15-year
term for a design, all starting from the application date. Except under certain specific circumstances provided by law, any third-party user must obtain consent or a proper license from the patent owner to use the patent, otherwise the use will constitute an infringement of the rights of the patent holder.
Trademark
Trademarks are protected by the PRC Trademark Law and its implementation rule. The Trademark Office of National Intellectual Property Administration under the SAIC handles trademark registrations and grants a protection term of 10 years to registered trademarks, which may be renewed for consecutive
10-year
periods upon request by the trademark owner. The PRC Trademark Law has adopted a
“first-to-file”
principle with respect to trademark registration. Where a trademark for which a registration has been made is identical or similar to another trademark which has already been registered or been subject to a preliminary examination and approval for use on the same kind of or similar commodities or services, the application for registration of such trademark may be rejected. Any person applying for the registration of a trademark may not prejudice the existing right first obtained by others, nor may any person register in advance a trademark that has already been used by another party and has already gained a “sufficient degree of reputation” through such party’s use. An application for registration of a malicious trademark not for use shall be rejected and those who apply for trademark registration maliciously shall be given administrative penalties of warning or fines according to the circumstances; those who file trademark lawsuits maliciously shall be punished by the people’s court according to applicable laws.

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
On May 28, 2020, the National People’s Congress promulgated the Civil Code, which took effect on January 1, 2021. Under the Civil Code, if an offender intentionally infringes upon the intellectual property rights of others and the circumstance is severe, the infringed party shall have the right to request for the corresponding punitive compensation.
Regulation Related to Employment, Social Insurance and Housing Fund
Employment
Pursuant to the PRC Labor Law and the PRC Labor Contract Law, a written labor contract shall be executed by an employer and an employee when the employment relationship is established. All employers must compensate their employees equal to at least the local minimum wage standards. All employers are required to establish a system for labor safety and sanitation, strictly abide by state rules and standards and provide employees with appropriate workplace safety training. In addition, the PRC government has continued to introduce various new labor-related regulations after the PRC Labor Contract Law. Amongst other things, new annual leave requirements mandate that annual leave ranging from five to 15 days is available to nearly all employees and further require that the employer compensate an employee for any annual leave days the employee is unable to take in the amount of three times his daily salary, subject to certain exceptions. Moreover, all PRC enterprises are generally required to implement a standard working time system of eight hours a day and 40 hours a week, and if the implementation of such standard working time system is not appropriate due to the nature of the job or the characteristics of business operation, the enterprise may implement a flexible working time system or comprehensive working time system after obtaining approvals from the relevant authorities.
Social Insurance
The Law on Social Insurance of the PRC has established social insurance systems of basic pension insurance, unemployment insurance, maternity insurance, work injury insurance and basic medical insurance, and has elaborated in detail the legal obligations and liabilities of employers who do not comply with relevant laws and regulations on social insurance.
According to the Interim Regulations on the Collection and Payment of Social Insurance Premiums, the Regulations on Work Injury Insurance, the Regulations on Unemployment Insurance and the Trial Measures on Employee Maternity Insurance of Enterprises, enterprises in the PRC shall provide benefit plans for their employees, which include basic pension insurance, unemployment insurance, maternity insurance, work injury insurance and basic medical insurance. An enterprise must provide social insurance by going through social insurance registration with local social insurance authorities or agencies, and shall pay or withhold relevant social insurance premiums for or on behalf of employees. On July 20, 2018, the General Office of the State Council issued the Plan for Reforming the State and Local Tax Collection and Administration Systems, which stipulates that STA of the PRC becomes solely responsible for collecting social insurance premiums.

Housing Fund
According to the Administrative Regulations on the Administration of Housing Fund, housing funds paid and deposited both by employees themselves and their unit employer shall be owned by the employees.
An employer shall undertake registration of payment and deposit of the housing fund in the housing fund management center and open a housing fund account on behalf of its employees in a commissioned bank. Employers shall timely pay and deposit housing fund contributions in full amount, and late or insufficient payments shall be prohibited.
On February 21, 2020, the Ministry of Housing and Urban-Rural Development of the PRC, the Ministry of Finance of the PRC and People’s Bank of China jointly promulgated the Notice on Implementing the Phased Support Policies Involving Housing Fund to Properly Cope with the
COVID-19,
which provides that, among other things, an enterprise affected by
COVID-19
may apply for postponing contribution to the housing fund by June 30, 2020 in accordance with the relevant provisions, the contribution period will be counted on a continuous basis during the postponing period, and the normal withdrawal and application for housing fund loans by employees will not be affected; and in regions with identified serious
COVID-19,
enterprises may voluntarily contribute to the housing provident fund by June 30, 2020 on the premise of full consultation with their employees. In the event that the contribution continues, enterprises may determine the contribution ratio at their discretion; in the event of suspension of contribution, the contribution period shall continue to run and the normal withdrawal of housing fund by the employees and their application for housing fund loan will not be affected.
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
The Circular on Reforming the Management Approach regarding the Foreign Exchange Capital Settlement of Foreign-Invested Enterprise promulgated by the SAFE, or SAFE Circular 19, allows FIEs to settle their foreign exchange capital at their discretion. The Renminbi converted from the foreign exchange capital will be kept in a designated account and if an FIE needs to make further payment from such account, it still needs to provide supporting documents and proceed with the review process with the banks. Furthermore, SAFE Circular 19 stipulates that the use of capital by FIEs shall follow the principles of authenticity and self-use
within the business scope of enterprises. The capital of an FIE and capital in Renminbi obtained by the FIE from foreign exchange settlement shall not be used for the following purposes: (i) directly or indirectly used for payments beyond the business scope of the enterprises or payments as prohibited by relevant laws and regulations; (ii) directly or indirectly used for investment in securities unless otherwise provided by the relevant laws and regulations; (iii) directly or indirectly used for granting entrusted loans in Renminbi (unless permitted by the scope of business), repaying inter-enterprise borrowings (including advances by the third party) or repaying the bank loans in Renminbi that have been sub-lent
to third parties; or (iv) directly or indirectly used for expenses related to the purchase of real estate not for self-use
(except for the foreign-invested real estate enterprises).

Pursuant to the Circular on Reforming and Regulating Policies on the Control over Foreign Exchange Settlement of Capital Accounts, or SAFE Circular 16, enterprises registered in the PRC may also convert their foreign debts from foreign currency to Renminbi on a self-discretionary basis. SAFE Circular 16 provides an integrated standard for conversion of foreign exchange under capital account items (including but not limited to foreign currency capital and foreign debts) on a self-discretionary basis, which applies to all enterprises registered in China. SAFE Circular 16 reiterates the principle that Renminbi converted from foreign currency-denominated capital of a company may not be directly or indirectly used for purposes beyond its business scope or prohibited by PRC Laws, while such converted Renminbi shall not be provided as loans to its non-affiliated
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
Regulation on Foreign Debt
A loan made by a foreign entity as direct or indirect shareholder in an FIE is considered to be foreign debt in China and is regulated by various laws and regulations, including the Regulation of the People’s Republic of China on Foreign Exchange Administration, the Interim Provisions on the Management of Foreign Debts, the Statistical Monitoring of Foreign Debts Tentative Provisions, the Detailed Rules for the Implementation of Provisional Regulations on Statistics and Supervision of Foreign Debt, and the Administrative Measures for Registration of Foreign Debts. Under these rules and regulations, a shareholder loan in the form of foreign debt made to a PRC entity does not require the prior approval of SAFE. However, such foreign debt must be registered with and recorded by SAFE or its local branches within 15 business days after entering into the foreign debt contract. Pursuant to these rules and regulations, the maximum amount of the aggregate of (i) the outstanding balance of foreign debts with a term not longer than one year, and (ii) the accumulated amount of foreign debts with a term longer than one year, of an FIE shall not exceed the difference between its registered total investment and its registered capital, or Total Investment and Registered Capital Balance.
On January 12, 2017, the People’s Bank of China, or PBOC, promulgated the Notice of the People’s Bank of China on Matters concerning the Macro-Prudential Management of Full-Covered Cross-Border Financing, or PBOC Circular 9, which sets forth an upper limit for PRC entities, including FIEs and domestic enterprises, regarding their foreign debts. Pursuant to PBOC Circular 9, PBOC establishes a cross-broader financing regulation system based on the capital or net assets of the micro main body under macro-prudential rules, and the legal entities and financial institutions established in PRC including the branches of foreign banks registered in China but excluding government financing vehicles and real estate enterprise may carry out cross-border financing of foreign currency in accordance with relevant regulations of such system. PBOC Circular 9 provides that, among other things, the outstanding amount of the foreign currency for the entities in cross-border financing shall be limited to the Upper Limit of the Risk Weighted Balance of such entity, which shall be calculated according to the formula provided in PBOC Circular 9. PBOC Circular 9 also provides that during the one-year
period started from January 11, 2017, foreign-invested enterprises may choose one method to carry out cross-broader financing in foreign currency either according to PBOC Circular 9 or according to the Interim Provisions on the Management of Foreign Debts. After the end of such one-year
period, the method of foreign-invested enterprises to carry out cross-broader financing in foreign currency will be determined by PBOC and SAFE. As of the date of this annual report, neither the PBOC nor SAFE has promulgated and made public any further rules, regulations, notices or circulars in this regard. In addition, according to PBOC Circular 9, a foreign loan must be filed with SAFE through the online filing system of SAFE after the loan agreement is signed and at least three business days prior to the borrower withdraws any amount from such foreign loan.

Regulation on Foreign Exchange Registration of Overseas Investment by PRC Residents
SAFE issued Circular on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Offshore Investment and Financing and Roundtrip Investment Through Special Purpose Vehicles, or SAFE Circular 37, to regulate foreign exchange matters in relation to the use of special purpose vehicles, or SPVs, by PRC residents or entities to seek offshore investment and financing or conduct round trip investment in China. Under SAFE Circular 37, an SPV refers to an offshore entity established or controlled, directly or indirectly, by PRC residents (including individuals and entities) for the purpose of seeking offshore financing or making offshore investment, using legitimate onshore or offshore assets or interests, while “round trip investment” refers to direct investment in China by PRC residents through SPVs, namely, establishing foreign-invested enterprises to obtain the ownership, control rights and management rights. The term “control” under SAFE Circular 37 is broadly defined as the operation rights, beneficiary rights or decision-making rights acquired by PRC residents in the offshore special purpose vehicles by means of acquisition, trust, proxy, voting rights, repurchase, convertible bonds or other arrangements. SAFE Circular 37 provides that, before making contribution into an SPV, PRC residents are required to complete foreign exchange registration with SAFE or its local branch. SAFE promulgated the Notice on Further Simplifying and Improving Foreign Exchange Administration Policy on Direct Investment, or SAFE Notice 13, which provides that applications for foreign exchange registration of inbound foreign direct investments and outbound overseas direct investments, including those required under SAFE Circular 37, will be filed with qualified banks instead of SAFE. SAFE Notice 13 further provides that annual inspection of inbound foreign direct investments and outbound overseas direct investments is canceled. Instead, relevant entities or individuals, as the case may be, shall register data and information with respect to their inbound foreign direct investments and outbound overseas direct investment interests with SAFE.
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
Regulation Related to Stock Incentive Plans
SAFE promulgated the Notices on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Publicly Listed Company, or the Stock Option Rules, in February 2012, replacing the previous rules issued by SAFE in March 2007. Under the Stock Option Rules and other relevant rules and regulations, PRC citizens and non-PRC
citizens who reside in China for a continuous period of not less than one year who participate in any stock incentive plan of an overseas publicly listed company, subject to a few exceptions, are required to register with SAFE through a domestic qualified agent, which could be the PRC subsidiaries of such overseas-listed company, and complete certain other procedures. The domestic qualified agent is required to amend the SAFE registration with respect to the stock incentive plan if there is any material change to the stock incentive plan, the domestic qualified or other material changes. In addition, an overseas-entrusted institution must be retained to handle matters in connection with the exercise or sale of stock options and the purchase or sale of shares and interests.
In addition, the STA has issued certain circulars concerning employee share options or restricted shares. Under these circulars, the employees working in China who exercise share options or are granted restricted shares will be subject to PRC individual income tax. The PRC subsidiaries of such overseas-listed company have obligations to file documents related to employee share options or restricted shares with relevant tax authorities and to withhold individual income taxes of those employees who exercise their share options. If the employees fail to pay or the PRC subsidiaries fail to withhold their income taxes according to relevant laws and regulations, the PRC subsidiaries may face sanctions imposed by the tax authorities or other PRC government authorities.

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
Under the PRC EIT Law, an enterprise established outside China with its “de facto management body” located in China is considered a “resident enterprise,” which means it can be treated as domestic enterprise for enterprise income tax purposes. A non-resident
enterprise that does not have an establishment or place of business in China, or has an establishment or place of business in China but the income of which has no actual relationship with such establishment or place of business, shall pay enterprise income tax on its income deriving from inside China at the reduced rate of enterprise income tax of 10% and such income tax shall be subject to withholding at the source, where the payer shall act as the withholding agent. Dividends generated after January 1, 2008 and payable by a foreign-invested enterprise in China to its foreign enterprise investors are subject to a 10% withholding tax, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for a preferential withholding arrangement.
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
non-resident
enterprise income tax.
In addition, according to the PRC EIT Law and its implementation regulations and the Arrangement between mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income, our PRC subsidiaries are also required to withhold a 10% (or 7% if paid to a Hong Kong resident who qualifies for the benefits of the tax treaty between China and Hong Kong) tax on interest paid under any cross-border shareholder loan. According to the Announcement on Issues Relating to Tax Filing for External Payments of Trade in Services and Other Transactions promulgated by STA and SAFE on July 9, 2013, which came into effect on September 1, 2013, prior to the payment of any interest and principal on any such shareholder loan, our PRC subsidiaries must present evidence of registration with SAFE regarding any such shareholder loan and may be required to provide evidence of filing regarding such payment with the PRC tax authorities, which is subject to the tax authorities’ verification.
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
Pursuant to the Notice on the Policy and Collection Management of Cultural Development Fees in the Pilot Project of Replacing Business Tax with Value-Added Tax promulgated by the Ministry of Finance and STA on March 28, 2016, advertising media agencies and outdoor advertisement business operators providing advertising services within PRC shall pay cultural development fee, which is 3% of the advertising revenue. Since July 1, 2019, in accordance with a series of notices promulgated by the Ministry of Finance and its local branches in Beijing, Zhejiang Province and Jiangsu Province regarding adjusting the relevant policies of government funds, the cultural development fee shall be reduced by 50% until December 31, 2024.
Regulation Related to M&A and Overseas Listings
The MOFCOM, the State-Owned Assets Supervision and Administration Commission, the STA, the SAIC (currently known as the State Administration for Market Regulation of the PRC, or the SAMR), the China Securities Regulatory Commission, or the CSRC, and the SAFE jointly adopted the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules. The M&A Rules require in some instances that the MOFCOM be notified in advance of any change-of-control
transaction in which a foreign investor takes control of a PRC domestic enterprise where any of the following situations exist: (i) the transaction involves an important industry in China, (ii) the transaction may affect national economic security, or (iii) the PRC domestic enterprise has a well-known trademark or historical Chinese trade name in China. The M&A Rules, among other things, also require that (i) PRC entities or individuals obtain MOFCOM approval before they establish or control an SPV overseas, provided that they intend to use the SPV to acquire their equity interests in a PRC company at the consideration of newly issued share of the SPV, or Share Swap, and list their equity interests in the PRC company overseas by listing the SPV in an overseas market; (ii) the SPV obtains MOFCOM’s approval before it acquires the equity interests held by the PRC entities or PRC individual in the PRC company by Share Swap; and (iii) the SPV obtains CSRC approval before it lists overseas.
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

On December 24, 2021, the CSRC issued the Provisions of the State Council on the Administration of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments), or the Draft Overseas Listing Administration Provisions, and the Administrative Measures for the Filing of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments), or the Draft Overseas Listing Filing Measures, which are open for public comments until January 23, 2022.
The Draft Overseas Listing Administration Provisions, if adopted in its current form, will comprehensively improve and reform the existing regulatory regime for overseas offering and listing of PRC domestic companies’ securities, and will regulate both direct and indirect overseas offering and listing of PRC domestic companies’ securities by adopting a filing-based regulatory regime. According to the draft regulations, PRC domestic companies that seek to offer and list securities in overseas markets, either in direct or indirect means, are required to fulfill the filing procedure with the CSRC and report relevant information. Overseas offerings and listings that are prohibited by specific laws and regulations, constitute threat to or endanger national security, involve material ownership disputes, the PRC domestic companies, their controlling shareholder or actual controller involving in certain criminal offence, or directors, supervisors and senior management of the issuer involving in certain criminal offence or administrative penalties, among other circumstances, are explicitly forbidden. As implementation rules, the Draft Overseas Listing Filing Measures specifies the filing requirement and procedures. The Draft Overseas Listing Filing Measures provides that if the issuer meets the following criteria, the overseas securities offering and listing conducted by such issuer will be deemed as indirect overseas offering by PRC domestic companies: (i) any of the revenue, net profit, total assets or net assets of the domestic companies accounted for more than 50% of the respective audited revenue, net profit, total assets or net assets of the issuer within the latest fiscal year; (ii) a majority of the officers responsible for management of the issuer are PRC citizens or have their usual place of residence located in mainland China, the issuer’s main place of operation is within mainland China. It is unclear based on the Draft Overseas Listing Filing Measures whether either or both of the above criteria need to be satisfied. Where an issuer makes an application for initial public offering to competent overseas regulators, the issuer must submit to the CSRC filing documents within three working days after such application is submitted. The Draft Overseas Listing Filing Measures also requires subsequent report to the CSRC on material events, such as material change in principal business and change of control.
As of the date of this annual report, the Draft Overseas Listing Administration Provisions and the Draft Overseas Listing Filing Measures were released for public comments only and the final version and effective date of such regulations are subject to change with substantial uncertainty.
On April 2, 2022, the CSRC issued the Provisions on Strengthening Confidentiality and Archives Administration of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments), or the Draft Archives Rules, which are open for public comments until April 17, 2022.
The Draft Archives Rules reiterate that working papers produced in the PRC by securities companies and securities service providers for overseas offering and listing by domestic companies, should be retained in the PRC, and, without prior approval by competent authorities of the PRC, such working papers must not be brought, mailed or otherwise transferred to recipients outside of the PRC. Furthermore, the Draft Archives Rules establish a cross-border regulatory cooperation mechanism as prescribed in the PRC Securities Law and strengthen cross-border regulatory cooperation as prescribed in the Draft Overseas Listing Administration Provisions, which shifts the overall direction of cross-border supervision of overseas offering and listing from a “dominated by domestic regulators or depend on the conclusions of inspections by domestic regulators” approach to a “cross-border regulatory cooperation” mechanism.
Regulations on Anti-Monopoly
The Anti-Monopoly Law promulgated by the Standing Committee of the National People’s Congress which became effective on August 1, 2008 and the Interim Provisions on the Review of Concentrations of Undertakings promulgated by the SAMR which became effective on December 1, 2020 require that transactions which are deemed concentrations and involve parties with specified turnover thresholds must be cleared by the SAMR before they can be completed. Where the participation in concentration of undertakings by way of foreign-funded merger and acquisition of domestic enterprises or any other method which involves national security, the examination of concentration of undertakings shall be carried out pursuant to the provisions of this law and examination of national security shall be carried out pursuant to the relevant provisions of the state. Failure to comply with above regulations may result in an order to stop concentration, dispose the shares/assets or transfer the operation within a stipulated period, or adopt other necessary measures to reinstate the pre-concentration
status, or fines.
On October 23, 2021, the SCNPC issued a draft of the amended Anti-Monopoly Law for public comments, which proposes to increase the fines for illegal concentration of business operators to no more than ten percent of its last year’s sales revenue if the concentration of business operator has or may have an effect of excluding or limiting competitions; or a fine of up to RMB5 million if the concentration of business operator does not have an effect of excluding or limiting competition. The draft also proposes that the relevant authority shall investigate a transaction where there is any evidence that the concentration has or may have the effect of eliminating or restricting competitions, even if such concentration does not reach the filing threshold. As of the date of this annual report, the draft of the amended Anti-Monopoly Law was released for public comments only and the final version and effective date of such regulations are subject to substantial uncertainty.

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
Regulations on
Anti-Long-Arm
Jurisdiction
The MOFCOM issued Provisions on the List of Unreliable Entities, or the MOFCOM Order No. 4 of 2020, on September 19, 2020. Pursuant to the MOFCOM Order No. 4 of 2020, the working mechanism shall, according to the investigation results and by taking the following factors into comprehensive consideration, decide whether or not to include a foreign entity concerned in the list of unreliable entities, and make an announcement on such inclusion: (i) the extent of damage caused to China’s sovereignty, security and development interests; (ii) the extent of the damage to the legitimate rights and interests of Chinese enterprises, other organizations or individuals; (iii) whether or not the international economic and trade rules are followed; (iv) other factors that shall be taken into consideration. If a foreign entity is included in the list of unreliable entities, the working mechanism may decide to take one or more of the following measures: (i) restricting or prohibiting the foreign entity from engaging in import or export activities related to China; (ii) restricting or prohibiting the foreign entity’s investment within the territory of China; (iii) restricting or prohibiting the entry of the foreign entity’s relevant personnel or transport vehicles into the territory of China; (iv) restricting or canceling the work permit, stay or residence qualification of the foreign entity’s relevant personnel in China; (v) imposing a fine corresponding to the seriousness of the case against the foreign entity; and (vi) other necessary measures.
On January 9, 2021, the MOFCOM promulgated the Rules on Counteracting Unjustified Extra-Territorial Application of Foreign Legislation and Other Measures, or the MOFCOM Order No. 1 of 2021. Pursuant to the MOFCOM Order No. 1 of 2021, where a citizen, legal person or other organization of China is prohibited or restricted by foreign legislation and other measures from engaging in normal economic, trade and related activities with a third state (or region) or its citizens, legal persons or other organizations, he/she/it shall truthfully report such matters to the competent department of commerce of the State Council within 30 days. The working mechanism will take the following factors into overall account when assessing whether there exists unjustified extra-territorial application of foreign legislation and other measures: (i) whether international law or the basic principles of international relations are violated; (ii) potential impact on China’s national sovereignty, security and development interests; (iii) potential impact on the legitimate rights and interests of the citizens, legal persons or other organizations of China; (iv) other factors that shall be taken into account. If the working mechanism determines that there exists unjustified extra-territorial application of foreign legislation and other measures, MOFCOM may issue an injunction that the relevant foreign legislation and other measures shall not be accepted, executed or observed. A citizen, legal person or other organization in China may apply for exemption from compliance with an injunction.
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

(3)
Shareholders of Youdao Computer are William Lei Ding, our director (who is also the chief executive officer, a director and a major shareholder of NetEase, our controlling shareholder), and Feng Zhou, our Chief Executive Officer and director, each holding approximately 71% and 29%, respectively, of Youdao Computer’s equity interests.

Contractual Arrangements with the VIEs and the VIEs’ Respective Shareholders
Current PRC laws and regulations impose certain restrictions or prohibitions on foreign ownership of companies that engage in value-added telecommunication services and certain other businesses. We are a company registered in the Cayman Islands. Youdao Information, our PRC subsidiary, is considered a foreign-invested enterprise. To comply with the foregoing restrictions imposed by PRC laws and regulations on foreign investments, we conduct a significant portion of our businesses in China through Youdao Computer and Linjiedian Education, the VIEs in the PRC, based on a series of contractual arrangements between us and the VIEs and their respective shareholders. As a result of these contractual arrangements, we exert effective control over, and are considered the primary beneficiary of, the VIEs and consolidate their operating results in our financial statements under the U.S. GAAP. In 2019, 2020 and 2021, the amount of revenues generated by the VIEs and their subsidiaries accounted for 74.6%, 71.0% and 68.5%, respectively, of our total net revenues. As a result, our ability to pay dividends depends upon dividends paid by our subsidiaries which, in turn, depends on the payment of service fees to our PRC subsidiaries by the VIEs in the PRC pursuant to certain contractual arrangements among our PRC subsidiaries, the VIEs and the VIEs’ shareholders. In 2019, 2020 and 2021, the amount of service fees charged by our PRC subsidiaries to the VIEs was RMB622.1 million, RMB1,964.8 million and RMB3,473.5 million (US$545.1 million) (without giving effect to the discontinued operation presentation of our historical financial results as a result of the disposal of our Academic AST Business), respectively. We expect that the amounts of such service fees will increase in the foreseeable future as our PRC business continues to grow.

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
In the opinion of Tian Yuan Law Firm, our PRC legal counsel, save for the uncertainties disclosed in this annual report, the contractual arrangements described below are valid, binding and enforceable under current PRC law. However, our PRC legal counsel has also advised us that there are substantial uncertainties regarding the interpretation and application of current or future PRC laws and regulations. Accordingly, the PRC regulatory authorities may take a view that is contrary to the opinion of our PRC legal counsel. It is uncertain whether any new PRC laws or regulations relating to VIE structures will be adopted or if adopted, how they would affect the VIE structure. We have been further advised by our PRC legal counsel that if the PRC government authorities find that the agreements that establish the structure for operating our value-added telecommunication services and other business do not comply with PRC government restrictions on foreign investment in such businesses, we could be subject to severe penalties including being prohibited from continuing operations. Additionally, these contractual arrangements may not be as effective as equity ownership in providing us with effective control over the VIEs. If the VIEs or their shareholders fail to perform their respective obligations under such contractual arrangements, we could be limited in our ability to enforce such contractual arrangements that give us effective control over our business operations in the PRC and may have to incur substantial costs and expend additional resources to enforce such arrangements. We may also have to rely on legal remedies under PRC law, including seeking specific performance or injunctive relief, and claiming damages, which we cannot assure will be effective. Additionally, the ability of our PRC subsidiaries to pay dividends to us is limited by certain PRC legal restrictions on the payment of dividends by PRC companies and foreign exchange control, among others, which prevent us from having unfettered access to our PRC subsidiaries’ and VIEs’ revenues. Our access to the VIEs’ revenues is also limited since we do not have equity ownership in the VIEs and have to rely on the payment of service fees by the VIEs to our PRC subsidiaries. For a more detailed description of the risks related to these contractual arrangements and our corporate structure, please see “Item 3. Key Information—3.D. Risk Factors—Risks Related to Our Corporate Structure.”
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
4.D. Property, Plant and Equipment
Our current principal executive offices are located at No. 399 Wangshang Road, Binjiang District, Hangzhou 310051, China. We lease offices in Hangzhou, Beijing, Guangzhou, Xi’an, Nanjing and a number of other Chinese cities with an aggregate of about 97,000 square meters. These facilities currently accommodate our management headquarters, as well as most of our sales and marketing, R&D, product and service operations, and general and administrative activities.
We lease all of the facilities that we currently occupy from the NetEase Group on arms’-length terms and from other third parties. We believe that the facilities that we currently lease are adequate to meet our needs for the foreseeable future.

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
The following includes discussion of certain of our key performance metrics for the periods indicated. See “Introduction” in this annual report for the definition of these metrics and a description of how they are calculated.
5.A. Operating Results
Overview
We operate in China’s intelligent learning industry, and our financial condition and results of operations are influenced by a number of macroeconomic factors affecting this industry. These factors include China’s economic growth, the continued penetration of internet and mobile services and the development of technology, all of which have allowed Chinese people to spend more on learning. Our financial condition and results of operations are also affected by a number of emerging market and technology trends, such as the integration of technology with learning and the emergence of new learning scenarios. In addition, as we generate a significant portion of our net revenues from online marketing services, our results of operations are also affected by the general factors affecting our advertisers and their advertising budgets.
We have historically generated a significant portion of net revenues from tutoring services, including our Academic AST Business which mainly focused on students receiving compulsory education. We disposed of our Academic AST Business, as part of our efforts to fully comply with the new regulatory requirements adopted by the PRC government in the second half of 2021. As a result, the historical financial results of the Academic AST Business are reflected in our audited consolidated financial statements as discontinued operations accordingly. In 2019, 2020 and 2021, the net loss from discontinued operations was RMB141.1 million, RMB954.3 million and RMB100.3 million (US$15.7 million), respectively. During the same periods, our net loss from continuing operations was RMB460.4 million, RMB799.0 million and RMB926.1 million (US$145.3 million), respectively.
After we disposed of the Academic AST Business, we continued offering our tutoring services that has been strategically focused on STEAM, adult and vocational courses. In 2019, 2020 and 2021, our net revenues generated from tutoring services were RMB510.1 million, RMB1,369.0 million and RMB2,271.0 million (US$356.4 million), representing approximately 42.2%, 54.2% and 56.6%, respectively, of our total net revenues. We expect tutoring services to continue to represent a major portion of our total net revenues. Additionally, as we focus on STEAM, adult and vocational courses, we expect the contribution from these courses to increase over time. Our ability to generate tutoring services net revenues has been and will continue to be affected by both paid user enrollments and gross billings per paid user enrollment.
In connection with our disposal of Academic AST Business, we are proactively seeking ways to empower learning with technology. We as a leading technology-focused intelligent learning company, have substantially increased our investments in developing and upgrading smart devices. In 2019, 2020 and 2021, our net revenues generated from smart devices were RMB152.0 million, RMB540.0 million and RMB980.4 million (US$153.9 million), representing approximately 12.6%, 21.4% and 24.4%, respectively, of our total net revenues. We expect the revenue contribution of smart devices to increase over time as we continuously upgrade existing and develop new smart devices. The continued success of our smart device business will depend on a variety of factors, including our ability to grow our user base, drive their engagement and loyalty, and integrate technology seamlessly with learning to deliver more engaging experience and better learning outcomes.
We are also accelerating our efforts to diversify our monetization capabilities. As part of these endeavors, we have recently launched education digitalization solutions targeting enterprise customers, such as elementary and secondary schools and other educational institutions. We will continue to devote resources in developing more solutions and marketing them to a broader range of customers.

The shift in our strategic focus will require us to continuously invest in recruiting technology and innovation talents, develop or acquire technologies, and sales and marketing to tap into additional markets and build new customer relationships. As a result, we expect our costs and operating expenses to continue to increase over the near to medium term. However, we expect that with these investments, we can better monetize our expertise in technology and intelligent learning, paving way for our long-term sustainable growth and profitability.
Our shift in the strategic focus will entail a number of additional risks and challenges. See “Item 3. Key Information—3.D. Risk Factors— Risks Related to Our Business and Industry — The changes in our business strategies and offerings may make it difficult to evaluate our future prospects.”
Impact of
COVID-19
The COVID-19 pandemic
has affected us in both negative and positive ways. On the one hand, as a result of the pandemic, some of our advertising customers have experienced temporary business interruptions and a reduction in their online marketing spending, which has had a negative impact on our online advertising services. We also incurred additional costs and expenses as we implemented COVID-related safety protocols and working practices. On the other hand, we believe the
COVID-19
pandemic has significantly accelerated the shift from offline to online learning approaches. This has led to increased market demand for quality online products and services and is expected to benefit our business in the long run. The pandemic has also accelerated the adoption of emerging “touchless” technologies, driving the demand for our education digitalization solutions. Overall, we do not believe the
COVID-19
pandemic has had a material adverse impact on our business, results of operations, liquidity, financial condition and growth prospects. Continuance or recurrence of the
COVID-19
outbreak in China or other parts of the world may materially and adversely affect our business operations. Please see “Item 3. Key Information—3.D. Risk Factors—Risks Related to Our Business and Industry—We face risks related to natural disasters, extreme weather conditions, health epidemics, such as the outbreak of
COVID-19,
and other catastrophic incidents, which could significantly disrupt our operations.”
Key Components of Results of Operations
Net Revenues
We have three reportable segments: (i) learning services, (ii) smart devices, and (iii) online marketing services. We identify our reportable segments based on the organizational units used by management to monitor performance and make operating decisions. See our consolidated financial statements included elsewhere in this annual report for additional information regarding our three reportable segments.
The following table sets forth a breakdown of our net revenues, in absolute amounts and as percentages of total net revenues, for the periods indicated.

	For the Year Ended December 31,
	2019		2020		2021
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Net Revenues
Learning services	602,353	49.9	1,513,960	59.9	2,441,421	383,112	60.8
Smart devices	152,044	12.6	539,962	21.4	980,424	153,850	24.4
Online marketing services	453,013	37.5	472,884	18.7	593,949	93,204	14.8

Total net revenues	1,207,410	100.0	2,526,806	100.0	4,015,794	630,166	100.0

Learning services.
We generate the majority of the net revenues of learning services from our tutoring services. For avoidance of doubt, we define our tutoring services to mainly include our existing online courses. In 2019, 2020 and 2021, the net revenues generated from tutoring services
w
ere RMB510.1 million, RMB1,369.0 million and RMB2,271.0 million (US$356.4 million), respectively, accounting for the vast majority of the total net revenues of our learning services.

The gross billings of our tutoring services are generated from the tuition fees we receive from our users. We generally bill our users for the entire course tuition upfront at the time of sale of our course packages, which could be up to two months before the course actually starts. The tuition fees we collect are initially recorded as deferred revenue and are recognized proportionally over an average of the learning periods of different tutoring services. The learning period of a course of our tutoring services refers to the period during which the course is delivered plus the estimated period following the completion of the course during which the students view playback of the course recordings. The learning periods of our tutoring services generally range from one month to twelve months. As of December 31, 2019, 2020 and 2021, we had deferred revenue of RMB299.5 million, RMB809.8 million and RMB973.9 million (US$152.8 million), respectively, from our tutoring services. For a reconciliation of our gross billings and net revenues, see
“—Non-GAAP
Financial Measure.”
In addition to tutoring services, we also generate net revenues from other learning services which are primarily fee-based
premium services. These services mainly include: (a) the licensing of technologies and solutions, including through
Youdao Smart Cloud
, to business customers and (b) sales of subscription packages to users of our online knowledge tools, such as
Youdao Dictionary
, that allow them to access additional functions, content and privileges.
Smart devices
. We generate net revenues from sales of smart devices, which currently mainly include
Youdao Dictionary Pen
and
Youdao Listening Pod
. In 2019, 2020 and 2021, the net revenues generated from smart devices were RMB152.0 million, RMB540.0 million and RMB980.4 million (US$153.9 million), respectively, which was primarily attributable to the significant increase in sales volume of
Youdao Dictionary Pen
due to its growing popularity.
Online marketing services
. We generate net revenues of online marketing services through the provision of different formats of advertisement, including but not limited to banners, text links, videos, logos, buttons and rich media. Most of our online marketing services are advertising solutions based on performance-based pricing, including those charged on a cost-per-click,
or CPC, basis. In 2019, 2020 and 2021, we generated 80.0%, 74.9% and 80.2%, respectively, of the net revenues of our online marketing services from performance-based advertising services. We also offer brand advertising services, which are focused on building advertisers’ brand awareness and presence through their logos and other visual aspects. Our brand advertising services are typically charged as a fixed amount of advertising fees based on the duration of the placement.
We use the number of performance-based advertisers as a key performance metric for our online marketing services segment given that the revenues generated from performance-based advertising services have historically accounted for a significant majority of our online marketing revenues. In 2019, 2020 and 2021, we had approximately 2,400, 1,500 and 1,300 performance-based advertisers, respectively. We also monitor average total MAUs as an indirect performance metric for our online marketing services segment as we consider it to be a driving factor for the attractiveness of our online marketing services.
Cost of revenues
Our cost of revenues of learning services consists primarily of (i) costs associated with our full-time teaching staff and service operations personnel, mainly including the salaries and other benefits paid to our instructors and teaching assistants and the fees paid to certain of our instructors pursuant to revenue sharing arrangements; (ii) payment channel fees charged by third-party online payment providers; (iii) costs of course materials, such as textbooks and exercise books, that we distribute to students of our tutoring services; and (iv) technical support costs.
Our cost of revenues of smart devices consists primarily of (i) costs relating to the sales of our smart devices and (ii) costs associated with our operation staff related to smart devices.
Our cost of revenues of online marketing services consists primarily of (i) traffic acquisition costs, which consist primarily of payments to third parties that distribute our advertisers’ advertisements through such third parties’ internet properties; and (ii) payroll-related expenses, which consist primarily of the salaries and other benefits paid to our operation personnel that support our online marketing services.

The following table sets forth a breakdown of our cost of revenues, in absolute amounts and as percentages of total cost of revenues and as percentages of the total net revenues, for the periods indicated.

	For the Year Ended December 31,
	2019			2020			2021
	RMB	% of total cost of revenues	% of total net revenues	RMB	% of total cost of revenues	% of total net revenues	RMB	US$	% of total cost of revenues	% of total net revenues

	(in thousands, except for percentages)
Cost of revenues
Learning services	451,164	51.8	37.4	716,504	50.5	28.4	980,700	153,893	48.4	24.5
Smart devices	107,609	12.3	8.9	355,970	25.1	14.1	618,925	97,123	30.5	15.4
Online marketing services	313,592	35.9	26.0	346,895	24.4	13.7	427,331	67,058	21.1	10.6

Total cost of revenues	872,365	100.0	72.3	1,419,369	100.0	56.2	2,026,956	318,074	100.0	50.5

Gross profit
We recorded gross profit of RMB335.0 million, RMB1,107.4 million and RMB1,988.8 million (US$312.1 million), respectively, in 2019, 2020 and 2021.
In 2019, 2020 and 2021, our overall gross margin was 27.7%, 43.8 % and 49.5%, respectively. During the same periods, the gross margin of learning services was 25.1%, 52.7% and 59.8%, respectively, the gross margin of smart devices was 29.2%, 34.1% and 36.9%, respectively, and the gross margin of online marketing services was 30.8%, 26.6% and 28.1%, respectively. Historically, we made substantial investments in building our faculty and expanding our tutoring service offerings. As our tutoring service offerings continue to grow and as we attract more users, we expect that we will be able to optimize our faculty’s compensation structure and achieve greater economies of scale in respect of course development.
Operating expenses
The following table sets forth a breakdown of our operating expenses, in absolute amounts and as percentages of total operating expenses and as percentages of the total net revenues, for the periods indicated.

	For the Year Ended December 31,
	2019			2020			2021
	RMB	% of total operating expenses	% of total net revenues	RMB	% of total operating expenses	% of total net revenues	RMB	US$	% of total operating expenses	% of total net revenues

	(in thousands, except for percentages)
Operating expenses
Sales and marketing expenses	455,748	57.3	37.7	1,473,604	75.2	58.3	2,077,638	326,027	70.9	51.7
Research and development expenses	269,895	34.0	22.4	372,184	19.0	14.7	607,373	95,310	20.7	15.1
General and administrative expenses	69,242	8.7	5.7	113,106	5.8	4.5	190,297	29,862	6.5	4.7
Impairment of intangible assets from business combination	—	—	—	—	—	—	56,778	8,911	1.9	1.4

Total operating expenses	794,885	100.0	65.8	1,958,894	100.0	77.5	2,932,086	460,110	100.0	72.9

Sales and marketing expenses
. Our sales and marketing expenses consist primarily of (i) expenses relating to our marketing and branding activities, including expenses relating to our online traffic acquisition channels; (ii) payroll-related expenses, which consist primarily of the salaries and other benefits paid to our sales and marketing personnel; and (iii) the amounts we pay to third-party service providers to whom we outsource certain of our sales and marketing functions. We expect our sales and marketing expenses to increase in absolute amounts in the near future as we continue to expand our smart device business and other business lines, partially offset by the reduced sales and marketing spending in response to the recent regulatory requirement. Nevertheless, we expect our sales and marketing expenses to decrease as a percentage of revenue over time in the long run due to our increased economies of scale.
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
Impairment of intangible assets from business combination
. Our impairment of intangible assets from business combination primarily reflects the impairment of the intangible assets related to a subsidiary acquired.
Taxation
We had income tax expense of RMB2.4 million, RMB2.9 million and RMB6.6 million (US$1.0 million) in 2019, 2020 and 2021, respectively. We are subject to various rates of income tax under different jurisdictions. The following summarizes major factors affecting our applicable tax rates in the Cayman Islands, Hong Kong and the PRC.
Cayman Islands
The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty.
There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties, which may be applicable on instruments executed in, or brought within the jurisdiction of the Cayman Islands. In addition, the Cayman Islands does not impose withholding tax on dividend payments.
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
PRC
Our subsidiaries, VIEs and their subsidiaries, in China are companies incorporated under PRC law and, as such, are subject to PRC enterprise income tax on their taxable income in accordance with the relevant PRC income tax laws. Pursuant to the PRC EIT Law, which became effective on January 1, 2008, a uniform 25% enterprise income tax rate is generally applicable to both foreign-invested enterprises and domestic enterprises, except where a special preferential rate applies. Entities qualifying as High and New Technology Enterprises (“HNTE”) qualify for a preferential tax rate of 15% subject to a requirement that they re-apply
for HNTE status every three years. Youdao Information was qualified as an HNTE in 2015 initially, which was extended in 2018 and 2021, and was subject to a preferential tax rate of 15% since 2015. As of December 31, 2021, Youdao Information was in an accumulative loss status. Beijing Lingshi Ruifeng Education Technology Co., Ltd. was qualified as an HNTE and hence subject to a preferential tax rate of 15% since 2020. The enterprise income tax is calculated based on the entity’s global income as determined under PRC tax laws and accounting standards.

Pursuant to the applicable PRC provision regulations and corresponding implementation rules on VAT, our major subsidiaries and VIEs are generally subject to VAT at a rate of 6% for services rendered. Since January 2020, in accordance with the Announcement on Tax Policies to Support Prevention and Control of
COVID-19
issued by the Ministry of Finance and STA, the Announcement on the Period of Implementation of Tax Policies to Support Epidemic Prevention and Control and to Ensure Supply and the Announcement on Continued Implementation of Some Preferential Tax Policies Responding to
COVID-19
Epidemic (collectively, the “Tax Policies”), due to the
COVID-19,
the VAT from providing daily life services was exempted starting on January 1, 2020 and ending on March 31, 2021. In 2020 and 2021, we recognized gain of RMB51.9 million and loss of RMB5.4 million, respectively, in others, net arising from the VAT exemption according to the Tax Polices. We are also subject to a cultural development fee on the provision of advertising services in China with an applicable rate of 3% based on the advertising revenue and subject to a 50% reduction which became effective from July 1, 2019. The cultural development fee on the provision of advertising services is exempted starting on January 1, 2020 until December 31, 2021 according to the Announcement on Tax and Fee Policies to Support the Film and Other Industries issued by the Ministry of Finance and STA on May 13, 2020 and the Announcement of the Ministry of Finance and the State Taxation Administration on the Renewal of the Implementation of Some Tax Preferences in Response to the Epidemic (Announcement of the Ministry of Finance and the State Taxation Administration No. 7 of 2021) due to the outbreak of
COVID-19.
The entities that are engaged in the sale of smart devices are generally required to pay VAT at a rate of 17% or another applicable value-added tax rate implemented by the provision regulation of the gross sales proceeds received, less any creditable value-added tax already paid or borne by the taxpayer. Pursuant to further VAT reform implemented from May 1, 2018, all industries that were previously subject to VAT at a rate of 17% were adjusted to 16%, and effective from April 1, 2019, the 16% VAT rate was further reduced to 13%.
As a Cayman Islands holding company, we may receive dividends from our PRC subsidiaries through Youdao HK. The PRC EIT Law and its implementing rules provide that dividends paid by a PRC entity to a non-resident
enterprise for income tax purposes is subject to PRC withholding tax at a rate of 10%, subject to reduction by an applicable tax treaty with China. Pursuant to the Arrangement between Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income, the withholding tax rate in respect to the payment of dividends by a PRC enterprise to a Hong Kong enterprise may be reduced to 5% from a standard rate of 10% if the Hong Kong enterprise directly holds at least 25% of the PRC enterprise and certain other conditions are met. Pursuant to the Notice of the State Taxation Administration on the Issues concerning the Application of the Dividend Clauses of Tax Agreements, or STA Circular 81, a Hong Kong resident enterprise must meet the following conditions, among others, in order to apply the reduced withholding tax rate: (i) it must be a company; (ii) it must directly own the required percentage of equity interests and voting rights in the PRC resident enterprise; and (iii) it must have directly owned such required percentage in the PRC resident enterprise throughout the 12 months prior to receiving the dividends. The STA promulgated the Administrative Measures for
Non-resident
Taxpayers to Enjoy Treatment under Treaties, or STA Circular 35, which became effective on January 1, 2020. STA Circular 35 provides that non-resident
enterprises are not required to obtain
pre-approval
from the relevant tax authority in order to enjoy the reduced withholding tax. Instead, non-resident
enterprises and their withholding agents may, by self-assessment and on confirmation that the prescribed criteria to enjoy the tax treaty benefits are met, directly apply the reduced withholding tax rate, and file necessary forms and supporting documents when performing tax filings, which will be subject to post-tax
filing examinations by the relevant tax authorities. Accordingly, Youdao HK may be able to benefit from the 5% withholding tax rate for the dividends it receives from its PRC subsidiaries if it satisfies the conditions prescribed under STA Circular 81 and other relevant tax rules and regulations. However, according to STA Circular 81 and STA Circular 35, if the relevant tax authorities consider the transactions or arrangements we have are for the primary purpose of enjoying a favorable tax treatment, the relevant tax authorities may adjust the favorable withholding tax in the future.

If our holding company in the Cayman Islands or any of our subsidiaries outside of China were deemed to be a “resident enterprise” under the PRC EIT Law, it would be subject to enterprise income tax on its worldwide income at a rate of 25%. See “Item 3. Key Information-3.D. Risk Factors-Risks Related to Doing Business in China-If we are classified as a PRC resident enterprise for PRC enterprise income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC
shareholders and ADS holders.”
Critical Accounting Policies and Judgments
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
Discontinued operation
We report a disposal of our component or a group of our components as discontinued operations if the disposal represents a strategic shift that has (or will have) a major effect on our operations and financial results. Classification as a discontinued operation occurs upon disposal or when the operation meets the criteria to be classified as held for sale, if earlier. In the period that a discontinued operation is classified as held for sale, the assets and liabilities of the discontinued operation are presents separately in asset and liability sections, respectively, of the consolidated balance sheets and prior periods are presented on a comparative basis. In the consolidated statements of operations and comprehensive loss, the results from discontinued operations are reported separately from the income and expenses from continuing operations and prior periods are presented on a comparative basis. Cash flows for discontinued operations are presented separately in the consolidated statements of cash flows.

Consolidation of VIEs
Subsidiaries are those entities in which we, directly or indirectly, control more than one half of the voting power, have the power to appoint or remove the majority of the members of the board of directors, or to cast a majority of votes at the meeting of the board of directors, or have the power to govern the financial and operating policies of the investee under a statute or agreement among the shareholders or equity holders.
A consolidated VIE is an entity in which we, or any of our subsidiaries, through contractual arrangements, have the power to direct the activities that most significantly impact the entity’s economic performance, bear the risks of and enjoy the rewards normally associated with ownership of the entity, and therefore we or our subsidiary is the primary beneficiary of the entity.
All significant intercompany balances and transactions within the group have been eliminated upon consolidation.
Revenue Recognition
We adopted ASC 606,
Revenue from Contracts with Customers
(“ASC 606”), for all periods presented. According to ASC 606, revenues from contracts with customers are recognized when control of the promised goods or services is transferred to our customers, in an amount that reflects the consideration we expect to be entitled to in exchange for those goods or services, reduced by estimates for return allowances, promotional discounts, rebates and value-added tax (“VAT”).
Learning services
Tutoring services
Our tutoring services are delivered in live streaming or prerecorded format. With respect to our live streaming courses, when the delivery of the course is completed, we also provide the students with “playback services” that give them unlimited access to recordings of the course within a specified period of time. The live streaming of the course and the playback services, as well as other teaching activities associated with the course, are highly interdependent and interrelated in the context of the contract and are only considered accessory services to the online live streaming courses and therefore are not distinct and are not sold stand-alone. As a result, a live streaming course is accounted for as a single performance obligation which is satisfied over its learning period. The learning period of a live streaming course refers to the period during which the course is delivered plus the estimated period following the completion of the course during which the students view playback of the course recordings. The revenues generated from our live streaming courses are recognized ratably over an average of the learning periods of our live streaming courses. We consider the average length of period during which students typically spend time on viewing the courses, as well as other learning behavior patterns, to arrive at the best estimates for the length of the period during the students view playback of the course recordings. With respect to a pre-recorded
course, the learning period refers to the estimated period during which the course is viewed by students. The net revenues generated from our prerecorded courses are recognized ratably over an average of the learning periods of such courses.
The estimated weighted average duration of learning periods for both live streaming courses and pre-recorded
courses ranged from five months to seven months for the periods presented.
There is a refund policy provided to customers for tutoring services, depending on whether the course had commenced at the time of the refund request, the length of the course, the number of sessions that the student has taken, among other criteria. See “Item 4. Information for the Company-4.B. Business Overview-How We Generate Revenues-Tuition” for more information about our refund policy. We determine the transaction price to be earned by estimating the refund liability based on historical refund ratio on a portfolio basis using the expected value method. In the event that the actual amount of refund made exceeds our estimates, such excessive amount will be deducted from net revenues. We also provide discount coupons to our users for use in purchases on tutoring services, which are treated as a reduction of revenue when the related transaction is recognized.

Fee-based
premium services
Fee-based
premium services revenues, mostly operated on either a consumption basis or a monthly subscription basis, are derived principally from providing premium services of
Youdao Dictionary
,
Youdao Smart Cloud
, as well as translation services. Prepaid subscription fees collected from customers are deferred and are recognized as revenue on a straight-line basis by us over the subscription period, during which customers can access the premium services provided by us. Fees collected from customer to purchase translation services are recognized as revenue when related services are rendered. We also provide our customers the access to smart cloud system, through which customers could use automatic scanning, image recognition and speech recognition services. We recognize the revenues related to smart cloud services based on a consumption basis or ratably over the service period.
Smart devices
We sell smart devices such as
Youdao Dictionary Pen
and
Youdao Listening pod
to customers through retailers or distributors. We recognize revenues when control of the goods is transferred to the customer, which generally occurs upon the delivery to the end customers as retailors or upon the delivery to distributors.
Along with certain tutoring services, we also provide smart devices such as smart pens to facilitate customers’ learnings. For such situations, we have determined that the smart devices are a separate performance obligation under ASC 606, as customers can benefit from smart devices on their own and our promises to deliver smart devices are separately identifiable from tutoring services. We determine stand-alone selling price to each performance obligation in the approach of expected cost-plus margin. Revenue from smart devices is recognized when they are delivered to customers.
Online marketing services
We derive our online marketing revenues principally from short-term contracts. The online marketing services with display period, the contracts may consist of multiple performance obligations with a typical term of less than three months. Each performance obligation generally represents different formats of advertisement, including but not limited to banners, text-links, videos, logos, buttons and rich media. Under arrangements where we have multiple performance obligations, the transaction price is allocated to each performance obligation using the relative stand-alone selling price. We generally determine stand-alone selling prices based on the prices charged to customers. If the performance obligation has not been sold separately, we estimate the stand-alone selling price by taking into consideration the pricing for advertising areas of our platform with similar popularities, advertisements with similar formats, quoted prices from competitors as well as other market conditions. The amount of consideration allocated to each performance obligation is recognized as revenue over the individual advertisement display period, on a straight-line basis, which is usually within three months.
We also enter into
cost-per-click,
or CPC, advertising arrangements with customers, under which we recognize revenues based on the number of actions completed resulted from the advertisements, including but not limited to when users click on links. We provide a technology-enhanced advertising solution to advertisers, including advising advertisers to optimize delivery strategies, choose delivery channels and spaces, select key words, etc. These advertising planning services are not distinct and not considered separate performance obligations, but rather part of the advertising performance obligations.
Our online marketing services expand distribution of advertisers’ promotional links and advertisements by leveraging traffic on third parties’ internet properties, including web content, software, and mobile applications. We are the primary obligor to our advertisers as we are primarily responsible to the customers, bear inventory risk and have the discretion in establishing pricing. Payments made to operators of third-party internet properties are included in the traffic acquisition costs.

Certain customers may receive volume rebates, which are accounted for as variable consideration. We estimate annual expected revenue volume with reference to their historical results and reduce revenues recognized.
Practical expedients
We have used the following practical expedients as allowed under ASC 606:

(i)
The effects of a significant financing component have not been adjusted for contracts for which we expect, at contract inception, that the period between when we transfer a promised good or service to the customer and when the customer pays for that good or service will be one year or less.

(ii)
We applied the portfolio approach in determining the learning period for the customer given that the effect of applying a portfolio approach to a group of students’ behaviors would not differ materially from considering each one of them individually.

Contract liabilities
Contract liabilities refer to the deferred revenue and refund liability. Deferred revenue relates to the learning tuition, online marketing services and fee-based
premium services with fees received from customers for which our revenue recognition criteria have not been met. Refund liability represents the consideration collected by us which we expect to refund to our customers according to refund policy.
Receivables, net
We closely monitor the collection of our receivables and record a reserve for doubtful accounts against aged accounts and for specifically identified non-recoverable
amounts for periods prior to January 1, 2020. If the economic situation and the financial condition of the customer deteriorate resulting in an impairment of the customer’s ability to make payments, additional allowances might be required. Receivable balances are written off when they are determined to be uncollectible. From January 1, 2020, our receivables are subject to the measurement of credit losses within the scope of ASC 326. To estimate expected credit losses, we have identified the relevant risk characteristics of our customers and the related receivables and other receivables which include size, type of the services or the products we provide, or a combination of these characteristics. Receivables with similar risk characteristics have been grouped into pools. For each pool, we consider the past collection experience, current economic conditions, future economic conditions (external data and macroeconomic factors) and changes in our customer collection trends. This is assessed at each quarter based on our specific facts and circumstances.
Restricted cash
Restricted cash represents cash deposits for the upfront tuition fee in the government custodian account required by the PRC government authorities.
Business combinations
We account for our business combination using the acquisition method of accounting in accordance with ASC 805,
Business Combinations
. The cost of an acquisition is measured as the aggregate of the acquisition date fair values of the assets transferred and liabilities assumed by us to the sellers and equity instruments issued. Transaction costs directly attributable to the acquisition are expensed as incurred. Identifiable assets and liabilities acquired or assumed are measured separately at their fair values as of the acquisition date, irrespective of the extent of any noncontrolling interests. The excess of (i) the total costs of acquisition, fair value of the noncontrolling interests and acquisition date fair value of any previously held equity interest in the acquiree over (ii) the fair value of the identifiable net assets of the acquiree is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in the consolidated statements of operations and comprehensive loss. During the measurement period, which can be up to one year from the acquisition date, we may record adjustments to the assets acquired and liabilities assumed with the corresponding offset to goodwill. Upon the conclusion of the measurement period or final determination of the values of assets acquired or liabilities assumed, whichever comes first, any subsequent adjustments are recorded on the consolidated statements of operations and comprehensive loss.

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
In a business combination achieved in stages, we remeasure our previously held equity interest in the acquiree immediately before obtaining control at its acquisition-date fair value and the re-measurement
gain or loss, if any, is recognized in others, net in the consolidated statements of operations and comprehensive loss.
The determination and allocation of fair values to the identifiable assets acquired, liabilities assumed and noncontrolling interests is based on various assumptions and valuation methodologies requiring considerable judgment from management. The most significant variables in these valuations are discount rates, the number of years on which to base the cash flow projections, as well as the assumptions and estimates used to determine the cash inflows and outflows. We determine discount rates to be used based on the risk inherent in the related activity’s current business model and industry comparisons.
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
we have the option to choose whether we will apply the qualitative assessment first and then the quantitative assessment, if necessary, or to apply the quantitative assessment directly. We will perform the quantitative impairment test if we bypasses the qualitative assessment, or based on the qualitative assessment, if it is more likely than not that the fair value of the reporting unit is less than its carrying amount. The quantitative impairment test is comparing the fair value of the reporting unit with its carrying amount. If the fair value of the reporting unit exceeds its carrying amount, goodwill is not impaired. If the carrying amount of a reporting unit exceeds its fair value, an impairment loss shall be recognized in an amount equal to that excess, limited to the total amount of goodwill allocated to that reporting unit.
Application of a goodwill impairment test requires significant management judgment, including the identification of reporting units, assigning assets and liabilities to reporting units, assigning goodwill to reporting units, and determining the fair value of each reporting unit. The judgment in estimating the fair value of reporting units includes estimating future cash flows, determining appropriate discount rates and making other assumptions. Changes in these estimates and assumptions could materially affect the determination of fair value for each reporting unit. No impairment charge of goodwill was recognized for the years ended December 31, 2019, 2020 and 2021, respectively.
Impairment of long-lived assets
Long-lived assets are evaluated for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will affect the future use of the assets) indicate that the carrying value of an asset may not be fully recoverable or that the useful life is shorter than we had originally estimated. When these events occur, we evaluate the impairment for the long-lived assets by comparing the carrying value of the assets to an estimate of future undiscounted cash flows expected to be generated from the use of the assets and their eventual disposition. If the sum of the expected future undiscounted cash flows is less than the carrying value of the assets, we recognize an impairment loss based on the excess of the carrying value of the assets over the fair value of the assets. We recognized impairment losses on intangible assets from business combination of RMB56.8 million for the years ended December 31, 2021. No impairment loss was recognized for the years ended December 31, 2019 and 2020, respectively.

Share-based compensation and fair value of ordinary shares
We grant options to our employees, directors and consultants with performance conditions and service conditions. In accordance with ASC 718,
Compensation-Stock Compensation,
we determine grants of options to directors, employees and consultants, which are classified as equity awards and are measured at the grant date based on the fair value of the awards.
We adopt the binomial option pricing model to determine the fair value of stock options. The determination of the fair value of stock options is affected by the fair value of ordinary shares as well as assumptions regarding a number of complex and subjective variables, including the expected share price volatility, actual and projected employee share option exercise behavior, risk-free interest rates and expected dividends. Prior to our initial public offerings, the fair value of the ordinary shares is assessed using the income approach/discounted cash flow method, with a discount for lack of marketability, given that the shares underlying the awards were not publicly traded at the time of grant. Upon the completion of our initial public offering, the market price of our publicly traded ADSs is used as an indicator of fair value of ordinary shares for purposes of recording share-based compensation expenses. Share-based compensation expenses for share options granted with service conditions are recorded net of estimated forfeitures using a graded-vesting method during the service period requirement, such that expenses are recorded only for those share-based awards that are expected to ultimately vest. For share options granted with service conditions and the occurrence of our initial public offering as a performance condition, cumulative share-based compensation expenses for the options that have satisfied the service conditions are recorded upon the completion of our initial public offering.
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
The fair value of each option granted pursuant to the 2015 Plan for the years ended December 31, 2019, 2020 and 2021 is estimated on the date of grant using the following assumptions:

	For the Year Ended December 31,
	2019	2020	2021
Expected volatility	46.50%-46.90%	48.90%-52.20%	52.40%-62.40%
Expected dividends yield	0%	0%	0%
Risk-free interest rate	2.10%-2.60%	0.30%-1.69%	0.58%-0.87%
Expected term (in years)	6	6	6
Fair value of underlying ordinary share (US$)	6.35-7.29	16.00-42.31	9.44-35.99

The expected volatility at the grant date and each option valuation date was estimated based on the annualized standard deviation of the daily return embedded in historical share prices of comparable peer companies with a time horizon close to the expected expiry of the term of the options. We have not declared or paid any cash dividends on our capital stock, and we do not anticipate any dividend payments in the foreseeable future. The expected term is the contract life of the options. We estimated the risk-free interest rate based on the yield to maturity of U.S. treasury bonds denominated in U.S. dollars at the option valuation date.
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
The option pricing method was used to allocate equity value of our company to preferred and ordinary shares, taking into account the guidance prescribed by the AICPA Audit and Accounting Practice Aid. This method requires making estimates of the anticipated timing of a potential liquidity event, such as a sale of our company or an initial public offering, and estimates of the volatility of our equity securities. The anticipated timing is based on the plans of our board and management. The other major assumptions used in calculating the fair value of ordinary shares include:

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

•
Discount for lack of marketability, or DLOM: DLOM was quantified by the Finnerty’s average-strike put options mode. Under this option pricing method, which assumed that the put option is struck at the average price of the stock before the privately held shares can be sold, the cost of the put option was considered as a basis to determine the DLOM. This option pricing method is one of the methods commonly used in estimating DLOM as it can take into consideration factors such as timing of a liquidity event, for instance an initial public offering, and estimated volatility of our shares. The farther the valuation date is from an expected liquidity event, the higher the put option value is and thus the higher the implied DLOM is.

The lower the DLOM that is used for the valuation, the higher the determined fair value of the ordinary shares becomes.
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

NetEase’s RSU Plan
In November 2009, NetEase adopted a restricted share units plan for NetEase’s employees, directors and consultants, or the 2009 RSU Plan. NetEase recognizes share-based compensation expenses in its consolidated statements of operations and comprehensive income based on awards ultimately expected to vest, after considering estimated forfeitures. The NetEase’s RSU Plan became effective on November 17, 2009 for a term of 10 years unless sooner terminated. The 2009 RSU Plan expired on November 16, 2019 in accordance with its terms. The board of NetEase approved 2019 Restricted Share Unit Plan, or the 2019 RSU Plan, in October 2019, as a replacement for the 2009 RSU Plan. Forfeitures are estimated based on the NetEase’s historical experience over the last five years and revised in subsequent periods if actual forfeitures differ from those estimates.
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
Uncertain tax positions
In order to assess uncertain tax positions, we apply a more likely than not threshold and a two-step
approach for the tax position measurement and financial statement recognition. Under the two-step
approach, the first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not, that the position will be sustained, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount that is more than 50% likely of being realized upon settlement. We recognize interest and penalties, if any, under accrued expenses and other current liabilities on our consolidated balance sheets and under other expenses in our consolidated statements of operations and comprehensive loss. We did not have any significant unrecognized uncertain tax positions as of and for the years ended December 31, 2019, 2020 and 2021, nor did we recognize any related interest and penalties.
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
We have recently disposed of our Academic AST Business as part of our efforts to fully comply with the new regulatory requirements adopted by the PRC government in the second half of 2021. As a result, the historical results of Academic AST Business have been reflected in our audited consolidated financial statements as discontinued operations accordingly. Unless otherwise stated, the financial information and non-GAAP
financial information disclosed in this annual report refer to our continuing operations.

	For the Year Ended December 31,
	2019		2020		2021
	RMB	%	RMB	%	RMB	US$	%

	(in thousands, except for percentages, shares and per share/ADS data)
Net revenues	1,207,410	100.0	2,526,806	100.0	4,015,794	630,166	100.0
Cost of revenues (1)	(872,365)	(72.3)	(1,419,369)	(56.2)	(2,026,956)	(318,074)	(50.5)

Gross profit	335,045	27.7	1,107,437	43.8	1,988,838	312,092	49.5
Operating expenses
Sales and marketing expenses (1)	(455,748)	(37.7)	(1,473,604)	(58.3)	(2,077,638)	(326,027)	(51.7)
Research and development expenses (1)	(269,895)	(22.4)	(372,184)	(14.7)	(607,373)	(95,310)	(15.1)
General and administrative expenses (1)	(69,242)	(5.7)	(113,106)	(4.5)	(190,297)	(29,862)	(4.7)
Impairment of intangible assets from business combination	—	—	—	—	(56,778)	(8,911)	(1.4)

Total operating expenses	(794,885)	(65.8)	(1,958,894)	(77.5)	(2,932,086)	(460,110)	(72.9)

Loss from operations	(459,840)	(38.1)	(851,457)	(33.7)	(943,248)	(148,018)	(23.4)
Interest income	12,063	1.0	25,524	1.0	18,780	2,947	0.5
Interest expense	(30,232)	(2.5)	(31,215)	(1.2)	(31,644)	(4,966)	(0.8)
Others, net	20,064	1.7	61,052	2.4	36,673	5,756	0.9

Loss before tax	(457,945)	(37.9)	(796,096)	(31.5)	(919,439)	(144,281)	(22.8)
Income tax expenses	(2,432)	(0.2)	(2,929)	(0.1)	(6,648)	(1,043)	(0.2)

Net loss from continuing operations	(460,377)	(38.1)	(799,025)	(31.6)	(926,087)	(145,324)	(23.0)
Net loss from discontinued operations	(141,078)	(11.7)	(954,327)	(37.8)	(100,267)	(15,734)	(2.6)

Net loss	(601,455)	(49.8)	(1,753,352)	(69.4)	(1,026,354)	(161,058)	(25.6)
Net (income)/loss attributable to noncontrolling interests	(48)	—	563	—	30,699	4,817	0.8

Net loss attributable to the company	(601,503)	(49.8)	(1,752,789)	(69.4)	(995,655)	(156,241)	(24.8)
Accretions of convertible redeemable preferred shares to redemption value	(35,893)	(3.0)	—	—	—	—	—

Net loss attributable to ordinary shareholders of the company	(637,396)	(52.8)	(1,752,789)	(69.4)	(995,655)	(156,241)	(24.8)

Including:
Net loss from continuing operations attributable to ordinary shareholders of the Company	(496,318)	(41.1)	(798,462)	(31.6)	(895,388)	(140,507)	(22.3)
Net loss from discontinued operations attributable to ordinary shareholders of the Company	(141,078)	(11.7)	(954,327)	(37.8)	(100,267)	(15,734)	(2.5)
Net loss per ordinary share/ADS
Basic	(6.68)		(15.53)		(8.18)	(1.28)
—Continuing operations	(5.20)		(7.07)		(7.36)	(1.15)
—Discontinued operations	(1.48)		(8.46)		(0.82)	(0.13)
Diluted	(6.68)		(15.53)		(8.18)	(1.28)
—Continuing operations	(5.20)		(7.07)		(7.36)	(1.15)

	For the Year Ended December 31,
	2019		2020		2021
	RMB	%	RMB	%	RMB	US$	%

	(in thousands, except for percentages, shares and per share/ADS data)
-Discontinued operations	(1.48)		(8.46)		(0.82)	(0.13)
Weighted average number of ordinary shares/ADSs used in calculating net loss per ordinary share/ADS
Basic	95,445,982		112,864,452		121,650,907	121,650,907
Diluted	95,445,982		112,864,452		121,650,907	121,650,907
Notes:

(1)
The following table sets forth our share-based compensation expenses, including the share-based compensation expenses allocated to us based on awards granted to our employees pursuant to NetEase’s RSU incentive plans. See also “Item 7. Major shareholders and Related Party
Transactions-7.B.
Related Party Transactions-Transactions with NetEase—Other Related Party Transactions with NetEase.”

	For the Year Ended December 31,
	2019	2020	2021
	RMB	RMB	RMB	US$
	(in thousands)
Cost of revenues	3,642	4,641	7,862	1,233
Sales and marketing expenses	2,007	4,821	10,521	1,651
Research and development expenses	9,241	19,738	33,775	5,301
General and administrative expenses	8,446	7,225	20,043	3,145

Total	23,336	36,425	72,201	11,330

Year Ended December 31, 2021 Compared to Year Ended December 31, 2020
Net Revenues
Our net revenues increased by 58.9% from RMB2,526.8 million in 2020 to RMB4,015.8 million (US$630.2 million) in 2021.
Learning services
Our net revenues generated from learning services increased by 61.3% from RMB1,514.0 million in 2020 to RMB2,441.4 million (US$383.1 million) in 2021, driven by substantial increases in revenues from our tutoring services, to a lesser extent, from the revenues from other learning services.

•
Tutoring services
.
Our net revenues generated from tutoring services increased by 65.9% from RMB1,369.0 million in 2020 to RMB2,271.0 million (US$356.4 million) in 2021, which was primarily driven by the growth in paid user enrollments in 2021.

•
Other learning services.
Our net revenues generated from other learning services increased by 17.5% from RMB145.0 million in 2020 to RMB170.4 million (US$26.7 million) in 2021, primarily driven by an increase in the enterprise services provided to business customers and increased sales of subscription packages of our online knowledge tools.

Smart devices
Our net revenues generated from distribution of smart devices increased by 81.6% from RMB540.0 million in 2020 to RMB980.4 million (US$153.9 million) in 2021, mainly due to the substantial increase in sales volume of
Youdao Dictionary Pen
in 2021.

Online marketing services
Our net revenues generated from online marketing services increased by 25.6% from RMB472.9 million in 2020 to RMB593.9 million (US$93.2 million) in 2021, primarily due to the increase in the sales of performance-based advertisements through third parties’ internet properties.
Cost of revenues
Our cost of revenues increased by 42.8% from RMB1,419.4 million in 2020 to RMB2,027.0 million (US$318.1 million) in 2021.
Learning services
Our cost of revenues of learning services increased from RMB716.5 million in 2020 to RMB980.7 million (US$153.9 million) in 2021, primarily due to an increase in the payroll related expenses by 140.7% from RMB162.2 million in 2020 to RMB390.5 million (US$61.3 million) in 2021, mainly driven by the increased salaries and other benefits paid to our instructors and teaching assistants as we increased the headcounts of teaching assistants to support the expansion of our tutoring service offerings. The total number of our instructors and teaching assistants increased as more teaching assistants were engaged to support the expansion of our tutoring service offerings.
Smart devices
Our cost of revenues of smart devices increased from RMB356.0 million in 2020 to RMB618.9 million (US$97.1 million) in 2021, which was largely driven by a significant increase in the sales of
Youdao Dictionary Pen 3.0
since its launch in 2020.
Online marketing services
Our cost of revenues of online marketing services increased from RMB346.9 million in 2020 to RMB427.3 million (US$67.1 million) in 2021, primarily due to primarily due to an increase in revenues shared to third parties’ internet properties from RMB254.2 million in 2020 to RMB350.2 million (US$55.0 million) in 2021.
Gross profit & gross margin
The gross margin of learning services increased from 52.7% in 2020 to 59.8% in 2021, primarily because of the improved gross margin of our tutoring services, which in turn was driven by improved economies of scale and the continuous optimization of our faculty compensation structure. The gross margin of smart devices increased from 34.1% in 2020 to 36.9% in 2021, primarily attributable to more revenue arising from the sales of
Youdao Dictionary Pen 3.0
, which carried a higher gross margin profile than other products. The gross margin of online marketing services increased from 26.6% for 2020 to 28.1% for 2021, primarily due to the increased sale of performance-based advertising, which had a improved gross margin profile.
Our overall gross profit increased by 79.6% from RMB1,107.4 million in 2020 to RMB1,988.8 million (US$312.1 million) in 2021. Our overall gross margin was 43.8% and 49.5%, respectively, in 2020 and 2021. The increase in our overall gross margin was primarily due to the increase in the gross margin of learning services.
Operating expenses
Our total operating expenses increased by 49.7% from RMB1,958.9 million in 2020 to RMB2,932.1 million (US$460.1 million) in 2021.

Sales and marketing expenses
Our sales and marketing expenses increased by 41.0% from RMB1,473.6 million in 2020 to RMB2,077.6 million (US$326.0 million) in 2021, which was mainly due to a significant increase in marketing spending from RMB1,122.1 million in 2020 to RMB1,393.3 million (US$218.6 million) in 2021. Such increase was mainly driven by a 94.1% increase in the payroll-related expenses, due to increase in the number of our sales and marketing employees and the amount of sales and marketing services we sourced from third-party service providers, as well as our enhanced sales and marketing efforts. The number of our sales and marketing personnel increased from 680 as of December 31, 2020 to 1,393 as of December 31, 2021.
Research and development expenses
Our research and development expenses increased by 63.2% from RMB372.2 million in 2020 to RMB607.4 million (US$95.3 million) in 2021, which was primarily attributable to a 65.6% increase in the payroll-related expenses from RMB318.4 million in 2020 to RMB527.2 million (US$82.7 million) in 2021, mainly driven by the increased number of our R&D and related personnel and their increased share-based compensation expenses. The number of our R&D and related personnel increased from 966 as of December 31, 2020 to 1,227 as of December 31, 2021.
General and administrative expenses
Our general and administrative expenses increased by 68.2% from RMB113.1 million in 2020 to RMB190.3 million (US$29.9 million) in 2021, which was mainly attributable to increases in both the number of our general and administrative staff and their compensation level. The number of our general and administrative staff increased from 217 as of December 31, 2020 to 450 as of December 31, 2021.
Impairment of intangible assets from business combination
Impairment of intangible assets from business combination primarily reflects the impairment of the intangible assets related to an entity acquired due to adverse development of its business and change of the regulatory environment.
Net loss from continuing operations
As a result of the foregoing, our net losses from continuing operations were RMB799.0 million and RMB926.1 million (US$145.3 million), respectively, in 2020 and 2021.
Year Ended December 31, 2020 Compared to Year Ended December 31, 2019
To facilitate the comparison of our operating results and trends in 2019 and 2020, the financial results of our Academic AST Business in 2019 and 2020 are reflected in our consolidated financial statements as discontinued operations, to present such results on the same basis as they are presented for 2021.
Net Revenues
Our net revenues increased by 109.3% from RMB1,207.4 million in 2019 to RMB2,526.8 million in 2020.
Learning services
Our net revenues generated from learning services increased by 151.3% from RMB602.4 million in 2019 to RMB1,514.0 million in 2020, driven by substantial increases in revenues from our tutoring services and, to a lesser extent, from the revenues from other learning services.

•
Tutoring services
.
Our net revenues generated from tutoring services increased by 168.4% from RMB510.1 million in 2019 to RMB1,369.0 million in 2020, which was primarily driven by an increase in the number of paid user enrollments. The increase in the net revenues generated from tutoring services was also driven by an increase in our gross billings per paid user enrollment, which in turn was mainly due to the increased sales of our practical courses for adults such as foreign language courses, which generally have a higher level of gross billings per paid user enrollment than that of other courses.

•
Other learning services.
Our net revenues generated from other learning services increased by 57.1% from RMB92.3 million in 2019 to RMB145.0 million in 2020, primarily driven by an increase in the licensing fees from
Youdao Smart Cloud
and other enterprise services and increased sales of subscription packages of our online knowledge tools.

Smart devices
Our net revenues generated from distribution of smart devices increased significantly from RMB152.0 million in 2019 to RMB540.0 million in 2020, mainly due to a significant increase in the sales of
Youdao Dictionary Pen 2.0
since its launch in August 2019.
Online marketing services
Our net revenues generated from online marketing services increased by 4.4% from RMB453.0 million in 2019 to RMB472.9 million in 2020, primarily due to an increase in revenues from brand advertising services from RMB90.8 million in 2019 to RMB118.6 million in 2020.
Cost of revenues
Our cost of revenues increased by 62.7% from RMB872.4 million in 2019 to RMB1,419.4 million in 2020.
Learning services
Our cost of revenues of learning services increased from RMB451.2 million in 2019 to RMB716.5 million in 2020, primarily due to
(i) an increase in the amount of the revenues shared with key instructors by 76.1% from RMB152.6 million in 2019 to RMB268.6 million in 2020 as we continued to expand our faculty team; and (ii) an increase in the payroll related expenses by 60.4% from RMB101.1 million in 2019 to RMB162.2 million in 2020, mainly driven by the increased salaries and other benefits paid to our instructors and teaching assistants as we increased the headcounts of teaching assistants to support the expansion of our tutoring service offerings. The total number of our instructors and teaching assistants increased as more teaching assistants were engaged to support the expansion of our tutoring service offerings. The total number of our full-time teaching staff and product and service operations personnel increased from 671 as of December 31, 2019 to 4,000 as of December 31, 2020.
Smart devices
Our cost of revenues of smart devices increased from RMB107.6 million in 2019 to RMB356.0 million in 2020, which was largely driven by the increase in the sale volume of smart devices.
Online marketing services
Our cost of revenues of online marketing services increased from RMB313.6 million in 2019 to RMB346.9 million in 2020, primarily due to an increase in traffic acquisition costs by 6.0% from RMB239.9 million in 2019 to RMB254.2 million in 2020 driven by distribution of advertisement through third parties’ internet properties.
Gross profit & gross margin
The gross margin of learning services increased from 25.1% in 2019 to 52.7% in 2020, primarily because of the improved gross margin of our tutoring services, which in turn was driven by improved economies of scale and the continuous optimization of faculty compensation structure.
The gross margin of smart devices increased from 29.2% in 2019 to 34.1% in 2020, primarily attributable to more revenue arising from the sales of
Youdao Dictionary Pen
, which carried a higher gross margin profile than other products.

The gross margin of online marketing services decreased from 30.8% for 2019 to 26.6% for 2020, primarily due to the increased distribution of advertisements through third parties’ internet properties, which typically had a lower gross margin profile.
Our overall gross profit increased by 230.5% from RMB335.0 million in 2019 to RMB1,107.4 million in 2020. Our overall gross margin was 27.7% and 43.8%, respectively, in 2019 and 2020. The increase in our overall gross margin was due to the increase in the gross margin of learning services.
Operating expenses
Our total operating expenses increased by 146.4% from RMB794.9 million in 2019 to RMB1,958.9 million in 2020.
Sales and marketing expenses
Our sales and marketing expenses increased by 223.3% from RMB455.8 million in 2019 to RMB1,473.6 million in 2020, which was mainly due to a significant increase in marketing spending from RMB323.6 million in 2019 to RMB1,122.1 million in 2020 driven by our intensified sales and marketing efforts associated with student acquisition and branding enhancement. The increase in our sales and marketing expenses was also driven by a 142.8% increase in the payroll-related expenses, due to increase in the number of our sales and marketing employees and the amount of sales and marketing services we sourced from third-party service providers as we continued to increase our sales and marketing efforts. The number of our sales and marketing personnel increased from 261 as of December 31, 2019 to 680 as of December 31, 2020.
Research and development expenses
Our research and development expenses increased by 37.9% from RMB269.9 million in 2019 to RMB372.2 million in 2020, which was primarily attributable to a 36.1% increase in the payroll-related expenses from RMB234.0 million in 2019 to RMB318.4 million in 2020, mainly driven by the increased number of our R&D and related personnel and their increased share-based compensation expenses. The number of our R&D and related personnel increased from 584 as of December 31, 2019 to 966 as of December 31, 2020.
General and administrative expenses
Our general and administrative expenses increased by 63.3% from RMB69.2 million in 2019 to RMB113.1 million in 2020, which was mainly attributable to increases in both the number of our general and administrative staff and their compensation level and, to a lesser extent, the increased credit losses allowance on the doubtful receivables. The number of our general and administrative staff increased from 61 as of December 31, 2019 to 217 as of December 31, 2020.
Net loss from continuing operations
As a result of the foregoing, our net losses from continuing operations were RMB460.4 million and RMB799.0 million, respectively, in 2019 and 2020.
Non-GAAP
Financial Measure
We consider and use
non-GAAP
financial measures, such as gross billings and
non-GAAP
net income/(loss) from continuing operations attributable to the company’s ordinary shareholders and non-GAAP
basic and diluted income/(loss) from continuing operations per ADS, as supplemental metrics in reviewing and assessing our operating performance and formulating our business plan.

We define gross billings for a specific period as the total amount of consideration for tutoring courses
,
net of the total amount of refunds, in such period. Our management uses gross billings as a performance measurement because we generally bill our users for the entire course tuition at the time of sale of our courses and recognize revenue proportionally over an average of the learning periods of different courses. We define non-GAAP net income/(loss) attributable to the company’s ordinary shareholders as net income/(loss) attributable to the company’s ordinary shareholders excluding share-based compensation expenses, amortization of intangible assets from business combination, impairment of intangible assets from business combination and impairment of long-term investments, adjusted for GAAP to non-GAAP reconciling items for the income/(loss) attributable to noncontrolling interests. Non—GAAP net income/(loss) attributable to the company’s shareholders enables our management to assess our operating results without considering the impact of above-mentioned non-cash charges. We believe that these non-GAAP financial measures provide useful information to investors in understanding and evaluating our current operating performance and prospects in the same manner as management does, if they so choose.
Non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. Non-GAAP financial measures have limitations as analytical tools, which possibly does not reflect all items of expense that affect our operations. In addition, the non-GAAP financial measures we use may differ from the non-GAAP measures used by other companies, including peer companies, and therefore their comparability may be limited.
The presentation of these non-GAAP financial measures is not intended to be considered in isolation from or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. We encourage investors and others to review our financial information in its entirety and not rely on a single financial measure.
The following table sets forth a reconciliation of gross billings to net revenues, the most directly comparable GAAP measure, of tutoring services:

	For the Year Ended December 31,
	2019	2020	2021
	RMB	RMB	RMB	US$

	(in thousands)
Net revenues of tutoring services	510,095	1,369,010	2,271,036	356,375
Add: value - added tax	41,600	112,759	142,615	22,379
Add: ending deferred revenue	299,460	809,770	973,947	152,834
Less: beginning deferred revenue	(116,229)	(299,460)	(809,770)	(127,070)
deferred revenue from acquired subsidiaries	—	—	(58,295)	(9,148)

Non-GAAP gross billings	734,926	1,992,079	2,519,533	395,370

The following table sets forth a reconciliation of non—GAAP net loss from continuing operation attributable to ordinary shareholders of the company to net loss from continuing operation attributable to ordinary shareholders of the company, the most directly comparable GAAP measure:

	For the Year Ended December 31,
	2019	2020	2021
	RMB	RMB	RMB	US$

	(in thousands)
Net loss from continuing operations attributable to ordinary shareholders of the company	(496,318)	(798,462)	(895,388)	(140,507)
Add: share - based compensation	23,336	36,425	72,201	11,330
amortization of intangible assets from business combination	—	—	2,972	467
impairment of long - term investments	—	—	7,000	1,098
impairment of intangible assets from business combination	—	—	56,778	8,911
Less: tax effects on non - GAAP adjustments	—	—	(8,962)	(1,406)
GAAP to non - GAAP reconciling items for the loss attributable to noncontrolling interests	—	—	(22,854)	(3,586)

Non-GAAP net loss from continuing operations attributable to ordinary shareholders of the company	(472,982)	(762,037)	(788,253)	(123,693)
Non-GAAP basic net loss from continuing operations per share/ADS	(4.96)	(6.75)	(6.48)	(1.02)

Non-GAAP diluted net loss from continuing operations per share/ADS	(4.96)	(6.75)	(6.48)	(1.02)

Recent Accounting Pronouncements
For detailed discussion on recent accounting pronouncements, see Note 2 to our consolidated financial statements included elsewhere in this annual report.
5.B. Liquidity and Capital Resources
Cash Flows and Working Capital
Our sources of liquidity primarily include cash from our business operations, short-term loans and long-term loans from NetEase Group and the proceeds received from the sale and issuance of our shares. For details of the loans from NetEase Group, see “Item 7. Major Shareholders and Related Party Transactions—7.B. Related Party Transactions.”
We had a positive working capital (being total current assets exceeded that of total current liabilities) of RMB271.2 million as of December 31, 2019, and working capital deficits (being total current liabilities exceeded that of total current assets) of RMB1,542.0 million and RMB764.3 million (US$119.9 million) as of December 31, 2020 and 2021, respectively. According to the support letter signed by the NetEase Group in November 2021, the NetEase Group will continue to provide financial support for our continuing operations in the next twelve months from the date of this annual report. As of December 31, 2021, we had outstanding interest-bearing short-term loans payable to the NetEase Group in the amount of RMB878.0 million (US$137.8 million), which constituted a substantial portion of our current liabilities. These loans are generally repayable within one year and were used to provide working capital for the daily operations of our business. In April 2021, we entered into a three-year US$300.0 million revolving loan facility agreement with NetEase. As of December 31, 2021, we had outstanding interest-bearing long-term loans payable to the NetEase Group in the amount of US$40.0 million (or equivalent to RMB255.0 million), which was drawn down from the US$300.0 million revolving loan facility with maturity dated March 31, 2024. We had further drawn down US$30.0 million (or equivalent to RMB190.0 million) interest-bearing long-term loans payable to the NetEase Group in 2022 until the date of this annual report. Repayment of such loans would materially and adversely affect our liquidity, financial position and cash flows. Besides financial support from NetEase, we will also continue to evaluate and pursue attractive financing opportunities, including issuances of debt or equity securities and obtaining additional credit facilities.
We believe that our existing cash, cash equivalents, restricted cash, time deposits and short-term investments balance as of December 31, 2021, as well as continuous funding support from our controlling shareholder NetEase, would be sufficient to fund our continuing operating activities, capital expenditures and other obligations for at least the next twelve months.
From time to time, we may decide to enhance our liquidity position or increase our cash reserve for future expansions and acquisitions through additional capital and/or finance funding. The issuance and sale of additional equity, including convertible debt securities, would result in further dilution to our shareholders. The incurrence of indebtedness would result in increased fixed obligations and could result in operating covenants that would restrict our operations. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all. If we are unable to obtain additional equity or debt financing as required, our business operations and prospects may suffer.
As a holding company with no material operations of our own, we conduct a substantial majority of our operations through our PRC subsidiaries and the VIEs and their subsidiaries in China. We are permitted under PRC laws and regulations to provide funding to our PRC subsidiaries in China through capital contributions or loans, subject to applicable approval registration, filings and reporting procedures with government authorities and limits on the amount of capital contributions and loans. In addition, our subsidiaries in China may provide Renminbi funding to the VIEs only through entrusted loans. See “Item 4. Information on the Company—4.B. Business Overview—Regulation—Regulation Related to Foreign Exchange,” and “Item 3. Key Information—3.D. Risk Factors—Risks Related to Doing Business in China—PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay us from making loans or additional capital contributions to our PRC subsidiaries and to make loans to the VIEs, which could materially and adversely affect our liquidity and our ability to fund and expand our business.” The ability of our subsidiaries in China to make dividends or other cash payments to us is subject to various restrictions under PRC laws and regulations. See “Item 3. Key Information—3.D. Risk Factors—Risks Related to Doing Business in China—We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business” and “Item 3. Key Information—3.D. Risk Factors—Risks Related to Doing Business in China—If we are classified as a PRC resident enterprise for PRC enterprise income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC
shareholders and ADS holders.”

The following table presents our summary consolidated cash flow data for the years ended December 31, 2019, 2020 and 2021.

	For the Year Ended December 31,
	2019	2020	2021
	RMB	RMB	RMB	US$
		(in thousands)
Net cash used in continuing operating activities	(282,033)	(9,868)	(623,566)	(97,851)
Net cash (used in)/provided by continuing investing activities	(1,083,939)	767,055	42,699	6,699
Net cash provided by continuing financing activities	1,587,669	26,559	1,783,713	279,904
Continuing Operating Activities
Net cash used in continuing operating activities was RMB623.6 million (US$97.9 million) in 2021. The difference between our net loss from continuing operations of RMB926.1 million (US$145.3 million) and the net cash used in continuing operating activities was mainly due to (i) an increase in contract liabilities (which are mainly composed of deferred revenue relating to the tuition fees received from students for which revenue recognition criteria have not been met) of RMB115.5 million (US$18.1 million) due to the increased gross billings of tutoring services; and (ii) an increase in payroll payable of RMB85.4 million (US$13.4 million) due to increase in the number of employees, partially offset by an increase in inventory of RMB146.7 million (US$23.0 million).
Net cash used in continuing operating activities was RMB9.9 million in 2020. The difference between our net loss from continuing operations of RMB799.0 million and the net cash used in continuing operating activities was mainly due to (i) an increase of contract liabilities (which are mainly composed of deferred revenue relating to the tuition fees received from students for which revenue recognition criteria have not been met) of RMB545.8 million due to the increased gross billings of tutoring services; (ii) an increase in accrued liabilities and other payables of RMB249.7 million, which mainly consisted of accrued liabilities for learning services and accrued marketing expenses and outsourcing labor service fees, resulting from the growth of our business and our increased marketing and promotion activities; (iii) an increase in accounts payable of RMB78.6 million due to increased purchase of smart devices and deferred payments to suppliers; and (iv) an increase in payroll payable of RMB68.2 million due to increase in the number of employees, partially offset by (i) an increase in prepayment and other current assets of RMB120.8 million; (ii) an increase in accounts receivable of RMB80.1 million primarily arising from the increased receivables from third-party online payment, which resulted from an increase in the amount of tuition fees collected through such payment providers; and (iii) an increase in inventory of RMB54.6 million. Historically, the tuition fees collected through third-party online payment providers were usually settled within 60 days.
Net cash used in continuing operating activities was RMB282.0 million in 2019. The difference between our net loss from continuing operations of RMB460.4 million and the net cash used in continuing operating activities was mainly due to (i) an increase of contract liabilities (which are mainly composed of deferred revenue relating to the tuition fees received from students for which revenue recognition criteria have not been met) of RMB183.8 million due to the increased gross billings of tutoring services and the increased advanced payments from our advertisers driven by the expansion of our performance-based advertising services in 2019; (ii) an increase in accrued liabilities and other payables of RMB87.3 million which mainly consisted of accrued liabilities for learning services and accrued marketing expenses, resulting from the growth of our business and our increased marketing and promotion activities, partially offset by (i) an increase in accounts receivable of RMB122.0 million primarily arising from the increased receivables from third-party online payment which resulted from an increase in the amount of tuition fees collected through such payment providers; (ii) an increase in inventory of RMB40.5 million; and (iii) an increase in prepayment and other current assets of RMB27.6 million. Historically, the tuition fees collected through third-party online payment providers were usually settled within 60 days.

Continuing Investing Activities
Net cash provided by continuing investing activities in 2021 was RMB42.7 million (US$6.7 million), which was mainly attributable to (i) the proceeds received from the maturities of time deposits of RMB907.8 million (US$142.4 million); (ii) the proceeds received from maturities of short-term investments of RMB860.0 million (US$135.0 million); and (iii) the net cash acquired from a business combination, net of cash consideration paid, of RMB43.2 million (US$6.8 million), partially offset by (i) the purchases of time deposits placed with banks with original maturities between three to twelve months of RMB897.9 million (US$140.9 million); (ii) the purchases of short-term investments of RMB779.5 million (US$122.3 million) with variable interest rates; (iii) the purchases of property and equipment of RMB63.5 million (US$10.0 million); and (iv) the payment for long-term investments of RMB27.4 million (US$4.3 million).
Net cash provided by continuing investing activities in 2020 was RMB767.1 million, which was mainly attributable to (i) the proceeds received from the maturities of time deposits of RMB1,327.5 million; and (ii) the proceeds received from maturities of short-term investments of RMB1,220.0 million, partially offset by (i) the purchases of short-term investments of RMB1,683.0 million with variable interest rates; (ii) the payment for long-term investments and cash consideration paid for business combination, net of cash acquired, of RMB46.9 million; (iii) the purchases of property and equipment of RMB30.8 million; and (d) the purchases of time deposits placed with banks with original maturities between three to twelve months of RMB20.7 million.
Net cash used in continuing investing activities in 2019 was RMB1,083.9 million, which was mainly attributable to (i) the purchases of time deposits placed with banks with original maturities between three to twelve months of RMB1,522.3 million; (ii) the purchases of short-term investments of RMB216.0 million with variable interest rates; and (iii) the purchases of property and equipment of RMB18.1 million, partially offset by (i) the proceeds received from the maturities of time deposits of RMB526.5 million; and (ii) the proceeds received from maturities of short-term investment of RMB145.9 million.
Continuing Financing Activities
Net cash provided by continuing financing activities for 2021 was RMB1,783.7 million (US$279.9 million), which was mainly attributable to the proceeds of US$231.6 million (or equivalent to RMB1,498.6 million) received from our follow-on
public offering, the long-term loan from the NetEase Group of US$40.0 million (or equivalent to RMB257.5 million) and the proceeds received from the issuance of ordinary shares granted to our employees pursuant to incentive plans of RMB27.6 million (US$4.3 million).
Net cash provided by continuing financing activities for 2020 was RMB26.6 million, which was mainly attributable to the proceeds received from the issuance of ordinary shares granted to our employees pursuant to incentive plans of RMB34.5 million, partially offset by payment for initial public offering expenses of RMB7.9 million.
Net cash provided by continuing financing activities in 2019 was RMB1,587.7 million, which was mainly attributable to the proceeds of RMB1,512.0 million received from our initial public offering and concurrent private placements to Orbis in 2019. The net proceeds of approximately US$213.2 million that we received from these transactions in October 2019 represent the difference between the foregoing amount of proceeds and the offering expenses in connection with our initial public offering of approximately RMB8.4 million that is payable in 2020.

Material Cash Requirements
Our material cash requirements as of December 31, 2021 and any subsequent interim period primarily include working capital needs, capital expenditures, repayment of short-term/long-term loans from NetEase, operating lease obligations, purchase commitments and capital commitments.
Our capital expenditures are incurred primarily in connection with purchase of servers, computers and software. Our capital expenditures were RMB18.1 million, RMB30.8 million and RMB64.1 million (US$10.1 million), respectively, in 2019, 2020 and 2021. We intend to fund our future capital expenditures with our existing cash balance.
The following table sets forth the details of our material cash requirements (other than capital expenditure) as of
December 31, 2021.

	Payments Due by
	Less than One Year	One to Three Years	Three to Five Years	More than Five Years	Total

	(RMB in thousands)
Repayment of short-term/long-term loans from NetEase (1)	878,000	255,028	—	—	1,133,028
Operating lease commitments (2)	47,525	52,429	22,506	3,200	125,660
Purchase commitments (3)	187,548	700	—	—	188,248
Capital commitments (4)	6,070	—	—	—	6,070

Total	1,119,143	308,157	22,506	3,200	1,453,006

Note:

(1)	Consists of short-term loans from NetEase, as well as long-term loans from NetEase drawn down from the US$300.0 million revolving loan facility provided by NetEase with maturity dated March 31, 2024.

(2)
Consist of the commitments under
non-cancelable
operating lease agreements for our office premises. For the years ended December 31, 2019, 2020 and 2021, our rental expenses were RMB24.2 million, RMB39.9 million and RMB52.8 million (US$8.3 million), respectively.

(3)	Consist primarily of minimum commitments for purchases of content, marketing services and smart devices.

(4)	Consist primarily of commitments on purchase of fixed assets and the payment on leasehold improvements.
We intend to fund our existing and future material cash requirements with our existing cash balance and other financing alternatives. We will continue to make cash commitments, including capital expenditures to support the short-term and/or long-term growth of our business.
We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. We do not have retained or contingent interests in assets transferred. We have not entered into contractual arrangements that support the credit, liquidity or market risk for transferred assets. We do not have obligations that arise or could arise from variable interests held in an unconsolidated entity, or obligations related to derivative instruments that are both indexed to and classified in our own equity, or not reflected in the statement of financial position.
Other than as discussed above, we did not have any significant capital and other commitments, long-term obligations or guarantees as of December 31, 2021.

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
Holding Company Structure
Youdao, Inc. is a holding company with no material operations of its own. We conduct our operations primarily through our subsidiaries and the VIEs and their subsidiaries in the PRC. In 2019, 2020 and 2021, the amount of revenues generated by the VIEs and their subsidiaries accounted for 74.6%, 71.0% and 68.5%, respectively, of our total net revenues. As a result, our ability to pay dividends depends upon dividends paid by our subsidiaries which, in turn, depends on the payment of the service fees to our PRC subsidiaries by the VIEs in the PRC pursuant to certain contractual arrangements among our PRC subsidiaries, the VIEs and the VIEs’ shareholders. See “Item 4. Information on the Company—4.C. Organizational Structure—Contractual Arrangements with the VIEs and the VIEs’ Respective Shareholders.” In 2019, 2020 and 2021, the amount of service fees charged by our PRC subsidiaries to the VIEs was RMB622.1 million, RMB1,964.8 million and RMB3,473.5 million (US$545.1 million) (without giving effect to the discontinued operation presentation of our historical financial results as a result of the disposal of our Academic AST Business), respectively. If our subsidiaries or any newly formed subsidiaries incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us.
In addition, our subsidiaries in China are permitted to pay dividends to us only out of their retained earnings, if any, as determined in accordance with the Accounting Standards for Business Enterprise as promulgated by the Ministry of Finance of the PRC, or PRC GAAP. In accordance with PRC company laws and the Foreign Investment Law, the VIEs and subsidiaries in China must make appropriations from their after-tax
profit to
non-distributable
reserve funds including (i) the statutory surplus fund and (ii) the discretionary surplus fund. The appropriation to the statutory surplus fund must be at least 10% of the after-tax
profits calculated in accordance with PRC GAAP. Appropriation is not required if the statutory surplus fund has reached 50% of the registered capital of the VIEs. Appropriation to the discretionary surplus fund is made at the discretion of the VIEs.
As an offshore holding company, we are permitted under PRC laws and regulations to provide funding from the proceeds of our offshore fundraising activities to our PRC subsidiaries only through loans or capital contributions, and to the VIEs only through loans, in each case subject to the satisfaction of the applicable government registration and approval requirements. See “Item 3. Key Information—3.D. Risk Factors—Risks Related to Doing Business in China—PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay us from making loans or additional capital contributions to our PRC subsidiaries and to make loans to the VIEs, which could materially and adversely affect our liquidity and our ability to fund and expand our business.” As a result, there is uncertainty with respect to our ability to provide prompt financial support to our PRC subsidiaries and VIEs when needed. Notwithstanding the foregoing, our PRC subsidiaries may use their own retained earnings (rather than Renminbi converted from foreign currency-denominated capital) to provide financial support to the VIEs either through loans from our PRC subsidiaries or direct loans to the VIEs’ nominee shareholders, which would be contributed to the VIEs as capital injections. Such direct loans to the nominee shareholders of the VIEs would be eliminated in our consolidated financial statements against such VIEs’ share capital.
5.C. Research and Development, Patents and Licenses, etc.
We invest heavily in technological innovation—to break through language and cultural boundaries, digitize multimedia content, increase classroom engagement, and personalize the learning process. See “Item 4. Information on the Company—4.B. Business Overview—Our Technologies.”

5.D. Trend Information
Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended December 31, 2021 that are reasonably likely to have a material and adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future results of operations or financial condition.
5.E. Critical Accounting Estimates
We consider an accounting estimate to be critical if: (i) the accounting estimate requires us to make assumptions about matters that were highly uncertain at the time the accounting estimate was made, and (ii) changes in the estimate that are reasonably likely to occur from period to period or use of different estimates that we reasonably could have used in the current period, would have a material impact on our financial condition or results of operations. There are other items within our financial statements that require estimation but are not deemed critical, as defined above. Changes in estimates used in these and other items could have a material impact on our financial statements. For a detailed discussion of our significant accounting policies and related judgments, see Note 2 to our consolidated financial statements included elsewhere in this annual report.
Estimate of average learning period for different courses of the customers for recognition of tutoring services revenue
We recognize revenue from the sale of online live streaming courses and online pre-recorded video courses over the estimated average learning period of the customers, starting from the point-in-time when the courses commence to be delivered.
Nature of Estimates Required – average learning period for different courses. The average learning period for different courses is subjected to period assessment. Considering the events or circumstances may change that indicate the change of the estimate, we assessed the average learning period for different courses on a annual basis or more frequently when there is indicator for the changes in circumstances. We consider qualitative and quantitative factors to determine the average learning period for different courses.
Assumptions Used.
Changes in assumptions or estimates can materially affect average learning period for different courses and, therefore, can affect the test results. The following are key assumptions we use in making the average learning period for different courses:

•
estimated learning time customers spend on the courses.
We track the learning time that customers spend on the courses, which is the accumulated learning time for each customer spends during a period for each course. We make assumptions about the ending point of the learning period when the estimated learning time in certain period over accumulated learning time of all customers for such course is not material, and apply it as the expectation. The longer the estimated learning time, the longer the average learning period.

•
expected number of times customers will take the courses.
We track the number of learning times that customers take the courses, which is the accumulated number of times for each customer takes during a period for each course. We make assumptions about the ending point of the learning period when the expected number of times customers take in certain period over accumulated number of learning times of all customers for such course is not material, and apply it as the expectation. The more the expected number of times, the longer the average learning period.

•
Similarities between newly-launched courses and existing courses.
We make assumptions regarding similarities between newly-launched courses and existing courses included in and affected our assumptions regarding customers categories and nature of courses for other courses with similar characteristics with the new courses.

In connection with our periodic reviews of the estimate, the assumptions are evaluated accordingly considering historical customers’ learning behavior and management’s judgment. Updates to these assumptions will impact the average learning period for different courses and the revenue recognized accordingly. If the estimate average learning period for different courses is extended, the revenue will be recognized over a longer period and vice versa. See Note 2—2. Significant Accounting Policies in the accompanying notes to consolidated financial statements included in this annual report on Form 20-F, for additional information regarding the revenue recognition of tutoring services.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
6.A. Directors and Senior Management
The following table sets forth the name, age and position of each of our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
William Lei Ding	50	Director
Feng Zhou	44	Director, Chief Executive Officer
Harry Heung Yeung Shum	55	Independent Director
Jimmy Lai	65	Independent Director
Yinghui Wu	42	Vice President
Lei Jin	44	Vice President
Renlei Liu	40	Vice President
Peng Su	42	Vice President
Yongwei Li	42	Vice President
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
Feng Zhou
currently serves as our Chief Executive Officer and has served as our director since April 2018. Prior to joining us in 2007, Dr. Zhou served as a software engineer at ChinaRen Inc. where he led the development of its internet email system. Dr. Zhou received his bachelor’s degree and master’s degree in computer science from Tsinghua University and received a PhD in computer science from the University of California, Berkeley.
Harry Shum
has served as our director since October 2019. Mr. Shum has also served as an independent non-executive
director of Meituan Dianping since September 2018. Mr. Shum joined Microsoft Research in 1996 as a researcher based in Redmond, Washington. In 1998, he joined Microsoft Research Asia (formerly known as Microsoft Research China) in Beijing, China as one of the founding members and subsequently spent nine years there, becoming the managing director of Microsoft Research Asia. From 2007 to 2013, Mr. Shum served as the corporate vice president in charge of Bing search product development. From 2013 to February 2020, he served as the executive vice president of Microsoft’s Artificial Intelligence and Research group, responsible for intelligence strategy and forward-looking research and development efforts spanning infrastructure, services, apps and agents. Mr. Shum has served as adjunct professors in many universities, including Tsinghua University, since 2003. Mr. Shum received his PhD in robotics from Carnegie Mellon University.

Jimmy Lai
has served as our director since October 2019. Mr. Lai has served as the Chief Financial Officer of Kneron since January 2022, an independent director of FinVolution Group (NYSE: FINV) since November 2017, an independent director of Huami Corporation (NYSE: HMI) since February 2018 and the chief financial officer of Acepodia Inc. since March 2021. Previously, Mr. Lai served as the chief financial officers of China Online Education Group (NYSE: COE) from 2015 to 2018, Chukong Technologies Corp. from 2013 to 2015, and Gamewave Corporation from 2011 to 2013. Prior to that, Mr. Lai served as the chief financial officer of several public companies listed in the United States and in various finance-related roles in other companies. Mr. Lai received his bachelor’s degree in Statistics from the National Cheng Kung University in Taiwan and his MBA from the University of Texas at Dallas. Mr. Lai is a certified public accountant licensed in the State of Texas.
Yinghui Wu
currently serves as our vice president. Prior to joining us in 2005, Mr. Wu served as a technology manager at Sohu.com Limited (Nasdaq: SOHU) from 2004 to 2005. Mr. Wu received his bachelor’s degree and master’s degree in computer science from Tsinghua University.
Lei Jin
currently serves as our vice president. Prior to joining us in 2005, Mr. Jin served as a software engineer at Intel Corporation (Nasdaq: INTC) from 2003 to 2005. Mr. Jin received his bachelor’s degree and master’s degree in computer science from Tsinghua University.
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
6.B. Compensation
For the fiscal year ended December 31, 2021, we paid an aggregate of RMB17.7 million (US$2.8 million) in cash compensation to our directors and executive officers. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our directors and executive officers. Our PRC subsidiaries and the VIEs and their subsidiaries are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.
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
Share Incentive Plan
2015 Share Incentive Plan
We adopted an employee share incentive plan, which we refer to as the 2015 Plan, in February 2015, which was amended in April 2018. The purpose of the 2015 Plan is to promote the success and enhance the value of our company by linking the personal interests of the employees, directors and consultants to those of our shareholders and by providing such individuals with an incentive for outstanding performance to generate superior returns to our shareholders. The maximum aggregate number of ordinary shares we are authorized to issue pursuant to equity awards granted under the 2015 Plan is 10,222,222 shares. As of March 31, 2022, options to purchase a total of 5,048,379 ordinary shares are outstanding under the 2015 Plan, and 2,335,217 of such options had vested and become exercisable.
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
The following table summarizes, as of March 31, 2022, the number of ordinary shares underlying outstanding options that we granted to our directors and executive officers:

	Ordinary Shares Underlying Options Outstanding	Exercise Price (US$/Share)	Date of Grant	Date of Expiration
William Lei Ding	—	—	—	—
Feng Zhou	—	—	—	—
Harry Heung Yeung Shum	*	US$4.0 to US$4.5	February 25, 2020 January 25, 2021 and January 18, 2022	February 25, 2026, January 25, 2027 and January 18, 2028
Jimmy Lai	*	US$4.5	January 25, 2021 and January 18, 2022	January 25, 2027 and January 18, 2028
Yinghui Wu	*	US$4.5	January 25, 2021	January 25, 2027
Lei Jin	*	US$4.5	January 25, 2021	January 25, 2027
Renlei Liu	*	US$1.5 to US$4.5	February 11, 2015, January 17, 2017 and January 25, 2021	October 20, 2022, January 17, 2023 and January 25, 2027
Peng Su	*	US$3.5 to US$4.5	May 30, 2019 and January 25, 2021	May 30, 2025 and January 25, 2027
Yongwei Li	*	US$3.5 to US$4.5	May 30, 2019, January 14, 2020 and January 25, 2021	May 30, 2025, January 14, 2026 and January 25, 2027
All directors and executive officers as a group	*	US$1.5 to US$4.5	February 11, 2015, January 17, 2017, May 30, 2019, January 14, 2020, February 25, 2020, January 25, 2021 and January 18, 2022	October 20, 2022, January 17, 2023, May 30, 2025, January 14, 2026, February 25, 2026, January 25, 2027 and January 18, 2028

*	Less than 1% of our total outstanding shares.
As of March 31, 2022, our employees as a group hold options to purchase 5,048,379 ordinary shares, with exercise prices ranging from US$1.5 per share to US$4.5 per share, with a weighted average of exercise prices of US$3.5 per share.
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
one-third
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
Nominating and Corporate Governance Committee.
Our nominating and corporate governance committee consists of Mr. Harry Shum and Mr. Jimmy Lai, and is chaired by Mr. Harry Shum. We have determined that both directors satisfy the “independence” requirements of Section 303A of the Corporate Governance Rules of the NYSE. The nominating and corporate governance committee assists the board in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee is responsible for, among other things:

•	recommending nominees to the board for election or reelection to the board, or for appointment to fill any vacancy on the board;

•	reviewing and evaluating the size, composition, function and duties of the board consistent with its needs;

•	reviewing candidates’ qualifications for membership on the board or a committee of the board based on the criteria approved by the board;

•	reviewing and approving compensation (including equity-based compensation) for the directors;

•	making recommendations to the board as to determinations of director independence;

•	periodically reviewing and reassessing the adequacy of the committee charter; and

•	evaluating the performance and effectiveness of the board as a whole.

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
6.D. Employees
We had 6,096 full-time employees as of December 31, 2021, most of which were located in our offices in Beijing, Xi’an, Nanjing and Hangzhou, China. The following table sets forth the breakdowns of our full-time employees by function as of December 31, 2021:

Function	Number of Full-Time Employees	Percentage
Teaching staff (1) and product and service operations	3,026	49.6%
R&D and related	1,227	20.1%
Sales and marketing	1,393	22.9%
General and administrative	450	7.4%

Total	6,096	100.0%

Note:

(1)	Our teaching staff consists of (i) instructors; and (ii) teaching assistants focused on providing students with academic and administrative support.
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
6.E. Share Ownership
The following table sets forth information concerning the beneficial ownership of our ordinary shares as of March 31, 2022 by:

•	each of our directors and executive officers; and

•	each person known to us to beneficially own more than 5% of our ordinary shares.
We have adopted a dual-class voting structure. The calculations in the table below are based on 125,969,446 ordinary shares issued and outstanding as of March 31, 2022, consisting of 37,681,086 class A ordinary shares and 88,288,360 Class B ordinary shares.
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

	Ordinary Shares Beneficially Owned as of March 31, 2022
	Class A		Class B
	Ordinary Shares		Ordinary Shares		Total Ordinary Shares		Voting Power
	Number	%	Number	%	Number	%	%***
Directors and Executive Officers: †
William Lei Ding (1)	1,772,528	4.7	28,901,125	32.7	30,673,653	24.4	29.2
Feng Zhou (2)	—	—	20,341,200	23.0	20,341,200	16.1	20.2
Harry Heung Yeung Shum	*	*	—	—	*	*	*
Jimmy Lai	*	*	—	—	*	*	*
Yinghui Wu (3)	*	*	1,640,000	1.9	1,644,000	1.3	1.6
Lei Jin (4)	*	*	920,000	1.0	*	*	*
Renlei Liu (5)	594,000	1.6	—	—	*	*	*
Peng Su	*	*	—	—	*	*	*
Yongwei Li	*	*	—	—	*	*	*
All directors and executive officers as a group	2,583,308	6.7	51,802,325	58.7	54,386,133	43.0	52.1
Principal Shareholders:
NetEase, Inc. (6)	1,351,873	3.6	65,387,160	74.1	66,739,033	53.0	65.3
Peng Ke Holdings Inc. (2)	—	—	20,341,200	23.0	20,341,200	16.1	20.2
Orbis (7)	14,737,380	39.1	—	—	14,737,380	11.7	4.9

Notes:

*	Less than 1% of our total issued and outstanding shares on an as-converted basis.

**
For each person and group included in this table, percentage ownership is calculated by dividing the number of shares beneficially owned by such person or group by the sum of (i) 125,969,446, being the number of ordinary shares on an as-converted
basis issued and outstanding as of March 31, 2022; and (ii) the number of ordinary shares underlying share options held by such person or group that are exercisable within 60 days after March 31, 2022.

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

(1)
Represents (i) 1,175,000 ADSs, representing 1,175,000 Class A ordinary shares, held of record by Dragon Creation Technology Limited, a company incorporated under the laws of the British Virgin Islands, (ii) 597,528 ADSs, representing 597,528 Class A ordinary shares, held of record by NetEase (of which Mr. Ding is the chief executive officer, a director and a major shareholder), and (iii) 28,901,125 Class B ordinary shares held of record by NetEase. Dragon Creation Technology Limited is wholly owned by Sino Intelligence Holding Limited, which is in turn wholly owned by Sino Intelligence Trust, or the Trust, for which TMF (Cayman) Ltd. acts as the trustee. Mr. Ding is the sole director of Dragon Creation Technology Limited and the settlor of the Trust, retaining the investment and dispositive powers with respect to the assets of the Trust. The beneficiaries of the Trust are William Lei Ding and his family. In addition, Mr. Ding, through Shining Globe International Limited, beneficially owns approximately 44.2% equity interest in NetEase as of March 31, 2022, and Shining Globe International Limited is the record owner of 1,450,300,000 ordinary shares of NetEase as of March 31, 2022. Shining Globe International Limited is wholly owned by Shining Globe Holding Limited, which is in turn wholly owned by Shining Globe Trust. Mr. Ding, being the sole director of Shining Globe International Limited and the settlor of the Shining Globe Trust, retains the investment and dispositive powers with respect to the assets of the Shining Globe Trust. The business address of William Lei Ding is NetEase Building, No. 599 Wangshang Road, Binjiang District, Hangzhou 310052, People’s Republic of China.

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

(3)
Represents 1,640,000 Class B ordinary shares held of record by Ice River Tech, Inc., a British Virgin Islands Company wholly owned by Mr. Wu and 4,000 Class A ordinary shares underlying share options exercisable within 60 days after March 31, 2022. The registered address of Ice River Tech, Inc. is Kingston Chambers, PO Box 173, Road Town, Tortola, British Virgin Islands. The business address of Mr. Wu is the same as the address of our principal executive offices.

(4)
Represents 920,000 Class B ordinary shares held of record by JinLei Quark Tech, Inc., a British Virgin Islands company wholly owned by Mr. Jin. The registered address of JinLei Quark Tech, Inc. is Kingston Chambers, PO Box 173, Road Town, Tortola, Virgin Islands (British). The business address of Mr. Jin is the same as the address of our principal executive offices.

(5)
Represents 100,000 Class A ordinary shares and 84,000 ADSs, each representing one Class A ordinary shares held of record by Taersi, Inc., a British Virgin Islands company wholly owned by Mr. Liu. with a registered address at Kingston Chambers, PO Box 173, Road Town, Tortola, Virgin Islands (British) and 410,000 Class A ordinary shares underlying share options exercisable within 60 days after March 31, 2022. The business address of Mr. Liu is the same as the address of our principal executive offices.

(6)
The business address of NetEase, Inc., a Cayman Islands company, is NetEase Building, No. 599 Wangshang Road, Binjiang District, Hangzhou 310052, People’s Republic of China. NetEase is a reporting company under the Exchange Act and is listed on the NASDAQ Global Select Market and the Main Board of the Hong Kong Stock Exchange.

(7)
Represents 14,737,380 ADSs, representing 14,737,380 Class A ordinary shares beneficially owned by Orbis Investment Management Limited, as reported in Schedule 13G filed by Orbis Investment Management Limited on February 14, 2022. The business address of Orbis Investment Management Limited is Orbis House, 25 Front Street, Hamilton, HM 11, Bermuda.

To our knowledge, as of March 31, 2022, 37,581,086 of our Class A outstanding ordinary shares were held by one record holder in the United States, which is the depositary of our ADS program, representing 29.8% of our total issued and outstanding ordinary shares as of such date. We are not aware of any arrangement that may, at a subsequent date, result in change of control of our company.

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
NetEase Cloud Classroom
,
China University MOOC
and
NetEase Kada
, from the NetEase Group, as we believe these offerings generally appeal to different target audiences from, and as a result complement our existing online course offerings and enable us to reach a broader student base. Since these businesses were controlled by NetEase both before and after the acquisition, such transactions are accounted for as business combinations under common control. Therefore, our consolidated financial statements included elsewhere in this annual report include the acquired assets and liabilities at their historical carrying value. In addition, the consolidated financial statements reflect the results of the acquired businesses as if the current corporate structure, including the transfer of business in May 2019, had been in existence throughout the periods presented.
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
Other Related Party Transactions with NetEase
The table below sets forth our significant related party transactions with entities that control us or are under common control with us for the periods indicated:

	For the Year Ended December 31,
	2019	2020	2021
	RMB	RMB	RMB	US$
	(in thousands)
Services and products provided to NetEase Group
Learning services provided to NetEase Group (1)	2,913	5,826	7,360	1,155
Smart devices provided to NetEase Group (2)	11,418	7,607	6,607	1,037
Online marketing services provided to NetEase Group (3)	23,249	15,860	9,823	1,541
Services and products purchased from NetEase Group
Services purchased from NetEase Group (4)	66,280	163,487	143,186	22,469
Fixed assets and inventories purchased from NetEase Group (5)	18,222	2,198	2,489	391
Loan-related transactions
Interest expenses on loans from NetEase Group (6)	30,232	31,215	31,644	4,966
Long-term loans from NetEase Group (7)	—	—	257,522	40,411
Equity-related transactions
Deemed contribution related to acquisition of businesses under common control (8)	69,603	—	—	—
Share-based compensation under NetEase Plan (9)	4,356	2,682	1,043	164
Deemed distribution to NetEase (10)	—	2,060	4,171	655
Other transactions			—	—
Disposal of Youdao Cloudnote business to NetEase Group (11)	—	670	—	—

Notes:

(1)	Mainly refer to the translation services provided to the entities within NetEase Group.

(2)	Mainly refer to the arrangements where entities within NetEase Group act as the distributors to sell our smart devices.

(3)	Mainly refer to the advertising services we provide to the other members of NetEase Group to promote their services and products.

(4)	Mainly consist of the human resource functions performed by employees of other members of NetEase Group, office leasing and the purchase of sever custody service.

(5)	Mainly consist of certain fixed assets and hardware purchased by us from NetEase Group.

(6)	Represent the short-term loans we borrowed from NetEase Group.

(7)	Represent the long-term loans we borrowed from NetEase Group.

(8)
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

(10)	Represent the deemed distribution to NetEase Group by purchasing restricted share units for Youdao’s employees under NetEase’s RSU Plan.

(11)	Disposal of Youdao Cloudnote business related to disposal of Youdao Cloudnote business to an investee established by the Company and NetEase in December 2020.
The table below sets forth the balances with our related parties as of the dates indicated:

	As of December 31,
	2020	2021
	RMB	RMB	US$
	(in thousands)
Amounts due from NetEase Group	4,081	6,192	972
Amounts due to NetEase Group	67,230	83,041	13,031
Short-term loans from NetEase Group	878,000	878,000	137,777
Long-term loans from NetEase Group	—	255,028	40,019
The amounts due from NetEase Group as of December 31, 2020 and 2021 primarily consisted of amounts unsettled in connection with the services and products provided to NetEase Group, as indicated in the table for the significant related party transactions above. The amounts due to NetEase Group as of December 31, 2020 and 2021 primarily consisted of amounts unsettled in connection with the services and products purchased from NetEase Group, as indicated in the table for the significant related party transactions above.
The short-term loans from NetEase Group as of December 31, 2020 and 2021 consisted of
RMB-denominated
entrustment loans from NetEase Group, all of which were repayable within one year with interest rates ranging from 3.5% to 3.9% per annum.
The long-term loans from NetEase Group as of December 31, 2021 consisted of US$40.0 million
US-denominated
loans from NetEase Group, which were drawn down from the US$300.0 million revolving loan facility with maturity dated March 31, 2024.

Contractual Arrangements
See “Item 4. Information on the Company—4.C. Organizational Structure—Contractual Arrangements with the VIEs and the VIEs’ Respective Shareholders” for a description of the contractual arrangements by and among our PRC subsidiary, the VIEs and the shareholders of the VIEs.
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
We incorporate by reference into this annual report our MAA, the form of which was filed as Exhibit 3.2 to our registration statement on Form
F-1(File
Number
333-234009)
filed with the Securities and Exchange Commission on September 30, 2019. Our board of directors adopted our MAA by a special resolution on September 27, 2019, which became effective immediately prior to completion of our initial public offering of ADSs representing our Class A ordinary shares.
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
Certificates representing the ordinary shares are issued in registered form. We may not issue share to bearer. Our shareholders who are non-residents
of the Cayman Islands may freely hold and transfer their ordinary shares.
Dividends
. The holders of our ordinary shares are entitled to such dividends as may be declared by our board of directors subject to our MAA and the Companies Act. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our directors. Our MAA provide that dividends may be declared and paid out of our profits, realized or unrealized, or out of share premium account or as otherwise permitted under the Companies Act. No dividend may be declared and paid unless our directors determine that, immediately after the payment, we will be able to pay our debts as they become due in the ordinary course of business, and we have funds lawfully available for such purpose.
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
In addition, if (i) Dr. Zhou beneficially owns not less than 50% of the ordinary shares he beneficially owned immediately upon the completion of our initial public offering; and (ii) Dr. Zhou serves as a director or an executive officer of our company, none of the following actions shall be taken without the affirmative vote of the shareholding entity of Dr. Zhou, where he shall have the number of votes equal to the votes of all members who vote for the special resolution, plus one if such matter has not received the approval of the shareholding entity of Dr. Zhou: (i) alter, amend or add to these Articles, to the extent that such alteration, amendment or addition materially adversely varies or abrogates the rights of the shareholding entity of Dr. Zhou; and (ii) liquidation or dissolution of our company.
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
Exempted Company
. We are an exempted company with limited liability incorporated under the Companies Act. The Companies Act distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except that an exempted company:

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
As used herein, a “U.S. Holder” is a person eligible for Treaty benefits that is, for U.S. federal income tax purposes, a beneficial owner of ADSs or Class A ordinary shares and:

•	a citizen or individual resident of the United States;

•	a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States, any state therein or the District of Columbia; or

•	an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.
Treasury regulations that apply to taxable years beginning on or after December 28, 2021 (the “Foreign Tax Credit Regulations”) may in some circumstances prohibit a U.S. person from claiming a foreign tax credit with respect to certain
non-U.S.
taxes that are not creditable under applicable income tax treaties. Accordingly, U.S. investors that are not eligible for Treaty benefits should consult their tax advisers regarding the creditability or deductibility of any PRC taxes imposed on dividends on, or dispositions of, the ADSs or Class A ordinary shares. This discussion does not apply to investors in this special situation
In general, a U.S. Holder that owns ADSs will be treated as the owner of the underlying Class A ordinary shares represented by those ADSs for U.S. federal income tax purposes. Accordingly, no gain or loss will be recognized if a U.S. Holder exchanges ADSs for the underlying Class A ordinary shares represented by those ADSs.
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
Taxation of Distributions
This discussion is subject to the discussion under “—
Passive Foreign Investment Company Rules
” below.

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
Dividends will be treated as foreign-source income for foreign tax credit purposes. As described in “—People’s Republic of China Taxation,” dividends paid by us may be subject to PRC withholding tax. For U.S. federal income tax purposes, the amount of the dividend income will include any amounts withheld in respect of PRC withholding tax. Subject to applicable limitations, which vary depending upon the U.S. Holder’s circumstances, PRC taxes withheld from dividend payments (at a rate not exceeding the applicable rate provided in the Treaty) generally will be creditable against a U.S. Holder’s U.S. federal income tax liability. The rules governing foreign tax credits are complex and U.S. Holders should consult their tax advisers regarding the creditability of foreign taxes in their particular circumstances. In lieu of claiming a credit, a U.S. Holder may elect to deduct creditable PRC taxes in computing its taxable income, subject to applicable limitations. An election to deduct foreign taxes instead of claiming foreign tax credits applies to all creditable foreign taxes paid or accrued in the relevant taxable year.
Sale or Other Taxable Disposition of ADSs or Class A Ordinary Shares
This discussion is subject to the discussion under “—
Passive Foreign Investment Company Rules
” below.
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
As described in “—People’s Republic of China Taxation,” gains on the sale of ADSs or Class A ordinary shares may be subject to PRC taxes. Under the Code, capital gains of U.S. persons are generally treated as U.S.-source income. However, a U.S. Holder may be able to elect to treat the gain as foreign-source income under the Treaty and claim foreign tax credit in respect of any PRC tax on dispositions. The Foreign Tax Credit Regulations generally preclude a U.S. Holder from claiming a foreign tax credit with respect to PRC income taxes on gains from dispositions of ADSs or Class A ordinary shares if the U.S. Holder does not elect to apply the benefits of the Treaty. However, in that case it is possible that any PRC taxes on disposition gains may either be deductible or reduce the amount realized on the disposition. The rules governing foreign tax credits and deductibility of foreign taxes are complex. U.S. Holders should consult their tax advisers regarding the consequences of the imposition of any PRC tax on disposition gains, including the Treaty’s resourcing rule, any reporting requirements with respect to a Treaty-based return position and the creditability or deductibility of the PRC tax on disposition gains in their particular circumstances (including any applicable limitations).

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
Based on the composition of our income and assets and the value of our assets, including goodwill, which is based on the price of the ADSs, we believe that we were not a PFIC for our 2021 taxable year. However, we hold a substantial amount of cash and our PFIC status will depend on the composition of our income and assets and the value of our assets from time to time (which may be determined, in large part, by reference to the market price of the ADSs, which could be volatile). If our ADS price declines significantly while we continue to hold a substantial amount of cash for any taxable year, our risk of being or becoming a PFIC will increase. Moreover, it is not entirely clear how the contractual arrangements between us and the VIEs will be treated for purposes of the PFIC rules, and we may be or become a PFIC if the VIEs are not treated as owned by us for these purposes. In addition, the extent to which our goodwill should be characterized as an active asset is not entirely clear. Furthermore, our PFIC status for any taxable year is an annual determination that could be made only after the end of that year. In addition, the composition of our income and assets may change over time. For these reasons, there can be no assurance that we will not be a PFIC for any taxable year.
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
mark-to-market
election will likely not be available.
We do not intend to provide information necessary for U.S. Holders to make “qualified electing fund” elections, which if available would result in tax treatment different from the general tax treatment for PFICs described above.
If we were a PFIC for any taxable year during which a U.S. Holder owned any ADSs or Class A ordinary shares, the U.S. Holder would generally be required to file annual reports with the Internal Revenue Service. U.S. Holders should consult their tax advisers regarding the determination of whether we are a PFIC for any taxable year and the potential application of the PFIC rules to their ownership of ADSs or Class A ordinary shares.
Information Reporting and Backup Withholding
Payments of dividends and sales proceeds that are made within the United States or through certain U.S.-related financial intermediaries may be subject to information reporting and backup withholding, unless (i) the U.S. Holder is a corporation or other “exempt recipient” and (ii) in the case of backup withholding, the U.S. Holder provides a correct taxpayer identification number and certifies that it is not subject to backup withholding. The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a credit against such U.S. Holder’s U.S. federal income tax liability and may entitle such U.S. Holder to a refund, provided that the required information is timely furnished to the Internal Revenue Service.
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

We are subject to the periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers. Under the Exchange Act, we are required to file reports and other information with the SEC. Specifically, we are required to file annually a Form
20-F
within four months after the end of each fiscal year. Copies of reports and other information, when so filed with the SEC, can be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street N E, Room 1580, Washington, D.C. 20549. You can request copies of these documents, upon payment of a duplicating fee, by writing to the SEC. The public may obtain information regarding the Washington, D.C. Public Reference Room by calling the Commission at
1-800-SEC-0330.
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
Inflation risk
Since our inception, inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2019, 2020 and 2021 were increases of 4.5%, 0.2% and 1.5%, respectively. Although we have not in the past been materially affected by inflation since our inception, we can provide no assurance that we will not be affected in the future by higher rates of inflation in China.

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
From time to time, the depositary may make payments to us to reimburse us for costs and expenses generally arising out of establishment and maintenance of the ADS program, waive fees and expenses for services provided to us by the depositary or share revenue from the fees collected from ADS holders. In 2019, 2020 and 2021, we received US$1.0 million, nil and US$0.2 million, after deduction of applicable U.S. taxes, from the depositary for our expenses incurred in connection with investor relationship programs related to the ADS facility. In performing its duties under the deposit agreement, the depositary may use brokers, dealers, foreign currency dealers or other service providers that are owned by or affiliated with the depositary and that may earn or share fees, spreads or commissions.
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
The total expenses incurred for our company’s account in connection with our initial public offering were approximately US$7.0 million, which included US$6.7 million in underwriting discounts and commissions for the initial public offering and approximately US$0.3 million in other costs and expenses for our initial public offering. We received net proceeds of approximately US$213.2 million from our initial public offering and the concurrent private placements to Orbis in October 2019. None of the transaction expenses included payments to directors or officers of our company or their associates, persons owning more than 10% or more of our equity securities or our affiliates. None of the net proceeds from the initial public offering and the concurrent private placements to Orbis were paid, directly or indirectly, to any of our directors or officers or their associates, persons owning 10% or more of our equity securities or our affiliates.
As of the date of this annual report, we have used all of the proceeds from our initial public offering and the concurrent private placements to Orbis. Such proceeds have been used primarily for investing in technology and product development, expanding our branding and marketing efforts, further growing our user base and for other general corporate purpose.
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
As of the date of this annual report, we have used all of the net proceeds received from the follow-on
offering. Such proceeds have been used primarily for investing in technology and product development, expanding our branding and marketing efforts, further growing our user base and for other general corporate purpose.

ITEM 15.	CONTROLS AND PROCEDURES
Disclosure Controls and Procedures
Our management, with the participation of our Chief Executive Officer and vice president of finance, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule
13a-15(e)
under the Exchange Act) as of the end of the period covered by this report, as required by Rule
13a-15(b)
under the Exchange Act.

Based upon that evaluation, our management has concluded that, as of December 31, 2021, our disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our Chief Executive Officer and vice president of finance, to allow timely decisions regarding required disclosure.
Management’s Annual Report on Internal Control over Financial Reporting
Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules
13a-15(f)and
15d-15(f)
under the Exchange Act. As required by Rule
13a-15(c)
of the Exchange Act, our management conducted an evaluation of our company’s internal control over financial reporting as of December 31, 2021 based on the framework in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management concluded that our internal control over financial reporting was effective as of December 31, 2021.
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
Attestation Report of the Registered Public Accounting Firm
PricewaterhouseCoopers Zhong Tian LLP has audited the effectiveness of our internal control over financial reporting as of December 31, 2021 as stated in its report, which appears on page
F-2
of this annual report on Form
20-F.
Changes in Internal Control over Financial Reporting
There were no changes in our internal controls over financial reporting that occurred during the period covered by this annual report on Form
20-F
that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16.A.	AUDIT COMMITTEE FINANCIAL EXPERT
Our board of directors has determined that Mr. Jimmy Lai, an independent director and the chairperson of our audit committee, qualifies as an “audit committee financial expert” within the meaning of the SEC rules and possesses financial sophistication within the meaning of Listing Rules of the NYSE. Mr. Jimmy Lai satisfies the “independence” requirements of Rule
10A-3
under the Securities Exchange Act of 1934, as amended, and Section 303A of the Corporate Governance Rules of the NYSE.

ITEM 16.B.	CODE OF ETHICS
Our board of directors has adopted a code of business conduct and ethics that applies to all of our directors, officers, employees, including certain provisions that specifically apply to our principal executive officer, principal financial officer, principal accounting officer or controller, and any other persons who perform similar functions for us. We have filed our code of business conduct and ethics, as amended, as Exhibit 11.1 to this annual report on Form
20-F
and posted a copy of our code of business conduct and ethics on our website at
https://ir.youdao.com
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

	Year Ended December 31,
	2020	2021
	RMB	RMB

	(in thousands)
Services
Audit Fees (1)	8,000	8,500
Other Fees (2)	536	2,832

Total	8,536	11,332

(1)
Audit Fees
. Audit fees mean the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditors for the audit of our annual consolidated financial statements and assistance with and review of documents filed with the SEC.

(2)	Other Fees . Other fees mean fees incurred from professional services related to non-audit services.
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
On August 31, 2021, Youdao’s controlling shareholder, NetEase, Inc. adopted a share purchase program of up to US$50.0 million of Youdao’s outstanding ADSs for a period not to exceed 36 months beginning on September 2, 2021. Under the terms of this program, NetEase may purchase Youdao’s ADSs in open-market transactions on the New York Stock Exchange. The purchase program may be suspended or discontinued by NetEase at any time. As of March 31, 2022, a total of approximately 1.2 million ADSs have been purchased under this program.
The table below is a summary of the shares purchased under this program from September 2, 2021 to March 31, 2022. All shares were purchased in the open market pursuant to the share purchase program announced on August 31, 2021.

	Total Number of ADSs Purchased	Average Price Paid Per ADS	Total Number of ADSs Purchased as Part of the Publicly Announced Plan	Approximate Dollar Value of ADSs that May Yet Be Purchased Under the Plan
Period
September 2021	140,000	13.14	140,000	48,159,790
October 2021	169,500	12.49	169,500	46,041,889
November 2021	141,512	14.19	141,512	44,034,464
December 2021	184,200	11.91	184,200	41,840,189
January 2022	158,005	12.83	158,005	39,813,227
February 2022	145,500	13.31	145,500	37,876,639
March 2022	215,000	9.07	215,000	35,925,724

Total	1,153,717	12.20	1,153,717

ITEM 16.F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT
Not applicable.

ITEM 16.G.	CORPORATE GOVERNANCE
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

ITEM 16.H.	MINE SAFETY DISCLOSURE
Not applicable.

ITEM 16.I.	DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS.
Not applicable.
PART III

ITEM 17.	FINANCIAL STATEMENTS
We have elected to provide financial statements pursuant to Item 18.

ITEM 18.	FINANCIAL STATEMENTS
The consolidated financial statements of Youdao, Inc. are included at the end of this annual report.

ITEM 19.	EXHIBITS

Exhibit Number	Description of Document

1.1	Fourth Amended and Restated Memorandum and Articles of Association of the Registrant, as currently in effect (incorporated herein by reference to Exhibit 3.2 to the registration statement on Form F-1 (File No. 333-234009), as amended, initially filed with the SEC on September 30, 2019)

2.1	Form of American Depositary Receipt (included in Exhibit 2.3)

2.2	Registrant’s Specimen Certificate for Class A Ordinary Shares (incorporated herein by reference to Exhibit 4.2 to the registration statement on Form F-1 (File No. 333-234009), as amended, initially filed with the SEC on October 15, 2019)

Exhibit Number	Description of Document

2.3	Form of Deposit Agreement among the Registrant, the depositary and holders of the American Depositary Shares (incorporated herein by reference to Exhibit 4.3 to the registration statement on Form F-1 (File No. 333-234009), as amended, initially filed with the SEC on October 15, 2019)

2.4	Description of Registrant’s Securities, previously filed on Form 20-F, dated April 29, 2020 and incorporated herein by reference

4.1	The First Amended and Restated 2015 Share Incentive Plan (incorporated herein by reference to Exhibit 10.1 to the registration statement on Form F-1 (File No. 333-234009), as amended, initially filed with the SEC on September 30, 2019)

4.2	Form of Indemnification Agreement with the Registrant’s directors (incorporated herein by reference to Exhibit 10.2 to the registration statement on Form F-1 (File No. 333-234009), as amended, initially filed with the SEC on September 30, 2019)

4.3	Form of Employment Agreement between the Registrant and an executive officer of the Registrant (incorporated herein by reference to Exhibit 10.3 to the registration statement on Form F-1 (File No. 333-234009), as amended, initially filed with the SEC on September 30, 2019)

4.4	Shareholders Agreement by and among the Registrant, NetEase, Inc. and certain other parties named therein amended and restated as of September 25, 2019 (incorporated herein by reference to Exhibit 10.4 to the registration statement on Form F-1 (File No. 333-234009), as amended, initially filed with the SEC on September 30, 2019)

4.5	Subscription Agreement for Series A Preferred Shares by and among the Registrant, TH EDU CAPITAL FUND I LP, NetEase, Inc., Net Depth Holdings, Inc. dated April 12, 2018 (incorporated herein by reference to Exhibit 10.5 to the registration statement on Form F-1 (File No. 333-234009), as amended, initially filed with the SEC on September 30, 2019)

4.6	Subscription Agreement for Series A Preferred Shares by and among the Registrant, GOOD SPIRIT LIMITED, NetEase, Inc., Net Depth Holdings, Inc. dated April 12, 2018 (incorporated herein by reference to Exhibit 10.6 to the registration statement on Form F-1 (File No. 333-234009), as amended, initially filed with the SEC on September 30, 2019)

4.7	Cooperation Agreement dated July 1, 2015 between NetEase Youdao Information Technology (Beijing) Co., Ltd. and Beijing NetEase Youdao Computer System Co., Ltd. (incorporated herein by reference to Exhibit 10.7 to the registration statement on Form F-1 (File No. 333-234009), as amended, initially filed with the SEC on September 30, 2019)

4.8	Shareholder Voting Right Trust Agreement dated September 26, 2016 between NetEase Youdao Information Technology (Beijing) Co., Ltd. and William Lei Ding (incorporated herein by reference to Exhibit 10.8 to the registration statement on Form F-1 (File No. 333-234009), as amended, initially filed with the SEC on September 30, 2019)

4.9	Loan Agreement dated September 26, 2016 between William Lei Ding and NetEase Youdao Information Technology (Beijing) Co., Ltd. (incorporated herein by reference to Exhibit 10.9 to the registration statement on Form F-1 (File No. 333-234009), as amended, initially filed with the SEC on September 30, 2019)

4.10	Equity Pledge Agreement dated September 26, 2016 between William Lei Ding and NetEase Youdao Information Technology (Beijing) Co., Ltd. (incorporated herein by reference to Exhibit 10.10 to the registration statement on Form F-1 (File No. 333-234009), as amended, initially filed with the SEC on September 30, 2019)

4.11	Exclusive Purchase Option Agreement dated September 26, 2016 among William Lei Ding, NetEase Youdao Information Technology (Beijing) Co., Ltd. and Beijing NetEase Youdao Computer System Co., Ltd. (incorporated herein by reference to Exhibit 10.11 to the registration statement on Form F-1 (File No. 333-234009), as amended, initially filed with the SEC on September 30, 2019)

Exhibit Number	Description of Document

4.12	Operating Agreement dated September 26, 2016 among NetEase Youdao Information Technology (Beijing) Co., Ltd., Beijing NetEase Youdao Computer System Co., Ltd. and William Lei Ding (incorporated herein by reference to Exhibit 10.12 to the registration statement on Form F-1 (File No. 333-234009), as amended, initially filed with the SEC on September 30, 2019)

4.13	Shareholder Voting Right Trust Agreement dated November 20, 2017 between NetEase Youdao Information Technology (Beijing) Co., Ltd. and Feng Zhou (incorporated herein by reference to Exhibit 10.13 to the registration statement on Form F-1 (File No. 333-234009), as amended, initially filed with the SEC on September 30, 2019)

4.14	Loan Agreement dated November 20, 2017 between Feng Zhou and NetEase Youdao Information Technology (Beijing) Co., Ltd. (incorporated herein by reference to Exhibit 10.14 to the registration statement on Form F-1 (File No. 333-234009), as amended, initially filed with the SEC on September 30, 2019)

4.15	Equity Pledge Agreement dated November 20, 2017 between Feng Zhou and NetEase Youdao Information Technology (Beijing) Co., Ltd. (incorporated herein by reference to Exhibit 10.15 to the registration statement on Form F-1 (File No. 333-234009), as amended, initially filed with the SEC on September 30, 2019)

4.16	Exclusive Purchase Option Agreement dated November 20, 2017 among NetEase Youdao Information Technology (Beijing) Co., Ltd., Feng Zhou and Beijing NetEase Youdao Computer System Co., Ltd. (incorporated herein by reference to Exhibit 10.16 to the registration statement on Form F-1 (File No. 333-234009), as amended, initially filed with the SEC on September 30, 2019)

4.17	Operating Agreement dated November 20, 2017 among NetEase Youdao Information Technology (Beijing) Co., Ltd., Beijing NetEase Youdao Computer System Co., Ltd. and Feng Zhou (incorporated herein by reference to Exhibit 10.17 to the registration statement on Form F-1 (File No. 333-234009), as amended, initially filed with the SEC on September 30, 2019)

4.18	Cooperation Agreement dated January 18, 2019, between NetEase Youdao Information Technology (Beijing) Co., Ltd. and Hangzhou NetEase Linjiedian Education Technology Co., Ltd. (incorporated herein by reference to Exhibit 10.18 to the registration statement on Form F-1 (File No. 333-234009), as amended, initially filed with the SEC on September 30, 2019)

4.19	Shareholder Voting Right Trust Agreement dated March 25, 2019 between NetEase Youdao Information Technology (Beijing) Co., Ltd. And William Lei Ding (incorporated herein by reference to Exhibit 10.19 to the registration statement on Form F-1 (File No. 333-234009),as amended, initially filed with the SEC on September 30, 2019)

4.20	Loan Agreement dated March 25, 2019 between William Lei Ding and NetEase Youdao Information Technology (Beijing) Co., Ltd. (incorporated herein by reference to Exhibit 10.20 to the registration statement on Form F-1 (File No. 333-234009), as amended, initially filed with the SEC on September 30, 2019)

4.21	Equity Pledge Agreement dated March 25, 2019 between William Lei Ding and NetEase Youdao Information Technology (Beijing) Co., Ltd. (incorporated herein by reference to Exhibit 10.21 to the registration statement on Form F-1 (File No. 333-234009), as amended, initially filed with the SEC on September 30, 2019)

4.22	Exclusive Purchase Option Agreement dated March 25, 2019 among William Lei Ding, NetEase Youdao Information Technology (Beijing) Co., Ltd. and Hangzhou NetEase Linjiedian Education Technology Co., Ltd. (incorporated herein by reference to Exhibit 10.22 to the registration statement on Form F-1 (File No. 333-234009), as amended, initially filed with the SEC on September 30, 2019)

Exhibit Number	Description of Document

4.23	Operating Agreement dated March 25, 2019 among NetEase Youdao Information Technology (Beijing) Co., Ltd., Hangzhou NetEase Linjiedian Education Technology Co., Ltd. and William Lei Ding (incorporated herein by reference to Exhibit 10.23 to the registration statement on Form F-1 (File No. 333-234009), as amended, initially filed with the SEC on September 30, 2019)

4.24	Shareholder Voting Right Trust Agreement dated March 25, 2019 between NetEase Youdao Information Technology (Beijing) Co., Ltd. and Feng Zhou (incorporated herein by reference to Exhibit 10.24 to the registration statement on Form F-1 (File No. 333-234009), as amended, initially filed with the SEC on September 30, 2019)

4.25	Loan Agreement dated March 25, 2019 between Feng Zhou and NetEase Youdao Information Technology (Beijing) Co., Ltd. (incorporated herein by reference to Exhibit 10.25 to the registration statement on Form F-1 (File No. 333-234009), as amended, initially filed with the SEC on September 30, 2019)

4.26	Equity Pledge Agreement dated March 25, 2019 between Feng Zhou and NetEase Youdao Information Technology (Beijing) Co., Ltd. (incorporated herein by reference to Exhibit 10.26 to the registration statement on Form F-1 (File No. 333-234009), as amended, initially filed with the SEC on September 30, 2019)

4.27	Exclusive Purchase Option Agreement dated March 25, 2019 among NetEase Youdao Information Technology (Beijing) Co., Ltd., Feng Zhou and Hangzhou NetEase Linjiedian Education Technology Co., Ltd. (incorporated herein by reference to Exhibit 10.27 to the registration statement on Form F-1 (File No. 333-234009), as amended, initially filed with the SEC on September 30, 2019)

4.28	Operating Agreement dated March 25, 2019 among NetEase Youdao Information Technology (Beijing) Co., Ltd., Hangzhou NetEase Linjiedian Education Technology Co., Ltd. and Feng Zhou (incorporated herein by reference to Exhibit 10.28 to the registration statement on Form F-1 (File No. 333-234009), as amended, initially filed with the SEC on September 30, 2019)

4.29	Asset Transfer Agreement (for the transfer of certain fix assets, trademarks and copyrights) dated April 30, 2019 by and between NetEase (Hangzhou) Network Co., Ltd. and NetEase Youdao Information Technology (Hangzhou) Co., Ltd. (incorporated herein by reference to Exhibit 10.29 to the registration statement on Form F-1 (File No. 333-234009), as amended, initially filed with the SEC on September 30, 2019)

4.30	Asset Transfer Agreement (for the transfer of certain patents and software copyright) dated April 30, 2019 by and between NetEase (Hangzhou) Network Co., Ltd. and NetEase Youdao Information Technology (Hangzhou) Co., Ltd. (incorporated herein by reference to Exhibit 10.30 to the registration statement on Form F-1 (File No. 333-234009), as amended, initially filed with the SEC on September 30, 2019)

4.31	Domain Name Transfer Agreement dated April 30, 2019 by and between Guangzhou NetEase Computer System Co., Ltd. and Beijing NetEase Youdao Computer System Co., Ltd. (incorporated herein by reference to Exhibit 10.31 to the registration statement on Form F-1(File No. 333-234009), as amended, initially filed with the SEC on September 30, 2019)

4.32	Domain Name Transfer Agreement dated April 30, 2019 by and between NetEase (Hangzhou) Network Co., Ltd. and Beijing NetEase Youdao Computer System Co., Ltd. (incorporated herein by reference to Exhibit 10.32 to the registration statement on Form F-1 (File No. 333-234009), as amended, initially filed with the SEC on September 30, 2019)

4.33	Entrusted Loan Agreement dated December 19, 2014 among NetEase Youdao Information Technology (Beijing) Co., Ltd., NetEase (Hangzhou) Network Co., Ltd. and Huamao sub-branch of China Construction Bank (Beijing) Co., Ltd. (incorporated herein by reference to Exhibit 10.33 to the registration statement on Form F-1 (File No. 333-234009), as amended, initially filed with the SEC on September 30, 2019)

Exhibit Number	Description of Document

4.34	Master Transaction Agreement dated September 27, 2019 between NetEase, Inc. and the Registrant (incorporated herein by reference to Exhibit 10.34 to the registration statement on Form F-1 (File No. 333-234009), as amended, initially filed with the SEC on September 30, 2019)

4.35	Transitional Services Agreement dated September 27, 2019 between NetEase, Inc. and the Registrant (incorporated herein by reference to Exhibit 10.35 to the registration statement on Form F-1 (File No. 333-234009), as amended, initially filed with the SEC on September 30, 2019)

4.36	Non-Competition Agreement dated September 27, 2019 between NetEase, Inc. and the Registrant (incorporated herein by reference to Exhibit 10.36 to the registration statement on Form F-1 (File No. 333-234009), as amended, initially filed with the SEC on September 30, 2019)

4.37	Cooperation Framework Agreement dated September 27, 2019 between NetEase, Inc. and the Registrant (incorporated herein by reference to Exhibit 10.37 to the registration statement on Form F-1 (File No. 333-234009), as amended, initially filed with the SEC on September 30, 2019)

4.38	Intellectual Property License Agreement dated September 27, 2019 between NetEase, Inc. and the Registrant (incorporated herein by reference to Exhibit 10.38 to the registration statement on Form F-1 (File No. 333-234009), as amended, initially filed with the SEC on September 30, 2019)

4.39	Subscription Agreement for Class A Ordinary Shares in connection with the Concurrent Private Placement by and between the Registrant and Orbis Emerging Markets Equity Fund (Australia Registered) dated September 30, 2019 (incorporated herein by reference to Exhibit 10.39 to the registration statement on Form F-1 (File No. 333-234009), as amended, initially filed with the SEC on September 30, 2019)

4.40	Subscription Agreement for Class A Ordinary Shares in connection with the Concurrent Private Placement by and between the Registrant and Orbis Institutional Emerging Markets Equity L.P. dated September 30, 2019 (incorporated herein by reference to Exhibit 10.40 to the registration statement on Form F-1 (File No. 333-234009), as amended, initially filed with the SEC on September 30, 2019)

4.41	Subscription Agreement for Class A Ordinary Shares in connection with the Concurrent Private Placement by and between the Registrant and Orbis SICAV Emerging Markets Equity Fund dated September 30, 2019 (incorporated herein by reference to Exhibit 10.41 to the registration statement on Form F-1 (File No. 333-234009), as amended, initially filed with the SEC on September 30, 2019)

4.42	Subscription Agreement for Class A Ordinary Shares in connection with the Concurrent Private Placement by and between the Registrant and Orbis SICAV Global Equity Fund dated September 30, 2019 (incorporated herein by reference to Exhibit 10.42 to the registration statement on Form F-1 (File No. 333-234009), as amended, initially filed with the SEC on September 30, 2019)

4.43	Subscription Agreement for Class A Ordinary Shares in connection with the Concurrent Private Placement by and between the Registrant and Orbis Global Equity Fund (Australia Registered) dated September 30, 2019 (incorporated herein by reference to Exhibit 10.43 to the registration statement on Form F-1 (File No. 333-234009), as amended, initially filed with the SEC on September 30, 2019)

4.44	Subscription Agreement for Class A Ordinary Shares in connection with the Concurrent Private Placement by and between the Registrant and Orbis Global Equity LE Fund (Australia Registered) dated September 30, 2019 (incorporated herein by reference to Exhibit 10.44 to the registration statement on Form F-1 (File No. 333-234009), as amended, initially filed with the SEC on September 30, 2019)

Exhibit Number	Description of Document

4.45	Subscription Agreement for Class A Ordinary Shares in connection with the Concurrent Private Placement by and between the Registrant and Orbis Institutional Global Equity L.P. dated September 30, 2019 (incorporated herein by reference to Exhibit 10.45 to the registration statement on Form F-1 (File No. 333-234009), as amended, initially filed with the SEC on September 30, 2019)

4.46	Subscription Agreement for Class A Ordinary Shares in connection with the Concurrent Private Placement by and between the Registrant and Orbis Global Equity Fund Limited dated September 30, 2019 (incorporated herein by reference to Exhibit 10.46 to the registration statement on Form F-1 (File No. 333-234009), as amended, initially filed with the SEC on September 30, 2019)

4.47	Subscription Agreement for Class A Ordinary Shares in connection with the Concurrent Private Placement by and between the Registrant and Orbis Institutional Funds Limited dated September 30, 2019 (incorporated herein by reference to Exhibit 10.47 to the registration statement on Form F-1 (File No. 333-234009), as amended, initially filed with the SEC on September 30, 2019)

4.48	Subscription Agreement for Class A Ordinary Shares in connection with the Concurrent Private Placement by and between the Registrant and Orbis OEIC dated September 30, 2019 (incorporated herein by reference to Exhibit 10.48 to the registration statement on Form F-1(File No. 333-234009), as amended, initially filed with the SEC on September 30, 2019)

4.49 *†	Facility agreement of a revolving loan facility of US$300 million between NetEase, Inc. as lender and Youdao, Inc. as borrower dated April 1, 2021

8.1*	Principal Subsidiaries and VIEs of the Registrant

11.1	Code of Business Conduct and Ethics of the Registrant (as amended) ((incorporated herein by reference to Exhibit 99.1 to the registration statement on Form F-1(File No. 333-234009), as amended, initially filed with the SEC on September 30, 2019)

12.1*	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification by Principal Accounting Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	Certification by Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	Certification by Principal Accounting Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Tian Yuan Law Firm

15.2*	Consent of Maples and Calder (Hong Kong) LLP

15.3*	Consent of PricewaterhouseCoopers Zhong Tian LLP, Independent Registered Public Accounting Firm

101.INS*	XBRL Instance Document—this instance document does not appear on the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document

101.SCH*	XBRL Taxonomy Extension Schema Document

101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*	Filed herewith

**	Furnished herewith

†	Portions of this exhibit have been omitted in reliance of the revised Item 601 of Regulation S-K.

SIGNATURES
The registrant hereby certifies that it meets all of the
requirements
for filing its annual report on Form
20-F
and that it has duly caused and authorized the undersigned to sign this annual report on its behalf
.

Youdao, Inc.

By:	/s/ Feng Zhou
	Name:	Feng Zhou
	Title:	Chief Executive Officer
Date: April 28, 2022

F-1

Report of Independent Registered Public Accounting Firm
To the Board of Directors and Shareholders of Youdao, Inc.
Opinions on the Financial Statements and Internal Control over Financial Reporting
We have audited the accompanying consolidated balance sheets of Youdao, Inc. and its subsidiaries (the “Company”) as of December 31, 2021 and 2020, and the related consolidated statements of operations and comprehensive loss, of changes in shareholders’ (deficit)/equity and of cash flows for each of the three years in the period ended December 31, 2021, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2021 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.
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

F-2

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
Estimate of average learning period for different courses of the customers for recognition of tutoring services revenue
As described in Note 2(q) to the consolidated financial statements, the Company recognized RMB2.3 billion of revenues from tutoring services for the year ended December 31, 2021. Revenues of online live streaming courses and online pre-recorded video
courses are recognized ratably over the estimated average learning period of the customers. Management considered the average period that customers typically spend on the courses and other learning behavior patterns to arrive at the best estimate for the estimated learning period for each course. Significant management assumptions applied to average learning period for different courses for recognition of tutoring services revenue include the estimated learning time customers spend on the courses and the expected number of times customers will take the courses.
The principal considerations for our determination that performing procedures relating to the estimate of average learning period for different courses for recognition of tutoring services revenue is a critical audit matter are the significant assumptions made by management in developing this estimate, which in turn led to a high degree of auditor judgment, and effort in performing procedures to evaluate the reasonableness of the significant assumptions used by management, including the estimated learning time customers spend on the courses and the expected number of times customers will take the courses.
Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the key judgements, inputs and assumptions of the estimate of average learning period for different courses for recognition of tutoring services revenue. These procedures also included, among others, testing management’s process for developing the estimate of average learning period for different courses; testing the completeness, accuracy and relevance of underlying data used in management’s development of the estimate; and evaluating significant assumptions used by management. Evaluating management’s assumptions involved (i) checking the mathematical formula used in calculating the expected learning time that customers spend on the courses, how many times the customers take the courses per month and the estimated average learning period for different courses for recognition of tutoring services revenue; and (ii) assessing the reasonableness of the significant assumptions used by management when estimating average learning period for different courses for recognition of tutoring services revenue.

/s/ PricewaterhouseCoopers Zhong Tian LLP
Beijing, the People’s Republic of China
April 28,
2022
We have served as the Company’s auditor since 2019.

F-
3

YOUDAO, INC.
CONSOLIDATED BALANCE SHEETS
(Amounts in thousands, except for share and per share data)

	As of December 31,
	2020	2021	2021
	RMB	RMB	US$
			Note 2(f)
ASSETS
Current assets:
Cash and cash equivalents	609,199	322,777	50,651
Time deposits	263	268	42
Restricted cash (Note 2(j))	—	749,770	117,655
Short-term investments	584,999	503,831	79,062
Accounts receivable, net	268,830	248,339	38,970
Inventories, net	118,963	255,411	40,080
Amounts due from NetEase Group	4,081	6,192	972
Prepayment and other current assets	199,642	182,577	28,650
Assets held for sale (Note 2(c))	65,589	497	78

Total current assets	1,851,566	2,269,662	356,160

Non-current assets:
Property, equipment and software, net	40,173	80,315	12,603
Operating lease right-of-use assets, net	105,865	118,104	18,533
Long-term investments	42,484	32,518	5,103
Goodwill (Note 5)	6,938	109,944	17,253
Other assets, net	17,759	22,436	3,520
Assets held for sale (Note 2(c))	5,463	1,088	171

Total non-current assets	218,682	364,405	57,183

Total assets	2,070,248	2,634,067	413,343

LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ DEFICIT
Current liabilities:
Accounts payables (including amounts of the consolidated VIEs without recourse to the primary beneficiary of RMB62,438 and RMB45,756 as of December 31, 2020 and 2021, respectively)	141,304	161,006	25,265
Payroll payable (including amounts of the consolidated VIEs without recourse to the primary beneficiary of RMB6,863 and RMB11,873 as of December 31, 2020 and 2021, respectively)	209,603	277,383	43,527
Amounts due to NetEase Group (including amounts of the consolidated VIEs without recourse to the primary beneficiary of RMB26,728 and RMB23,984 as of December 31, 2020 and 2021, respectively)	67,230	83,041	13,031
Contract liabilities (including amounts of the consolidated VIEs without recourse to the primary beneficiary of RMB842,296 and RMB1,011,734 as of December 31, 2020 and 2021, respectively)	894,218	1,065,639	167,222
Taxes payable (including amounts of the consolidated VIEs without recourse to the primary beneficiary of RMB394 and RMB4,072 as of December 31, 2020 and 2021, respectively)	54,895	53,323	8,368
Accrued liabilities and other payables (including amounts of the consolidated VIEs without recourse to the primary beneficiary of RMB35,021 and RMB65,547 as of December 31, 2020 and 2021, respectively)	602,044	515,567	80,904
Short-term loans from NetEase Group	878,000	878,000	137,777
Liabilities held for sale (Note 2(c))	546,271	—	—

Total current liabilities	3,393,565	3,033,959	476,094

Non-current liabilities:
Long-term lease liabilities (including amounts of the consolidated VIEs without recourse to the primary beneficiary of RMB223 and RMB15,803 as of December 31, 2020 and 2021, respectively)	79,748	73,070	11,466
Other non-current liabilities	4,043	2,411	378
Long-term loans from NetEase Group	—	255,028	40,019

Total non-current liabilities	83,791	330,509	51,863

Total liabilities	3,477,356	3,364,468	527,957

F-
4

YOUDAO, INC.
CONSOLIDATED BALANCE SHEETS (CONTINUED)
(Amounts in thousands, except for share and per share data)

	As of December 31,
	2020	2021	2021
	RMB	RMB	US$
			Note 2(f)
Commitments and contingencies (Note 19)
Mezzanine equity:
Redeemable noncontrolling interests (Note 5)	—	78,592	12,333

Total mezzanine equity	—	78,592	12,333

Shareholders’ deficit:
Class A ordinary shares (US$0.0001 par value; 200,000,000 shares authorized; 25,597,106 shares issued and outstanding as of December 31, 2020; 34,979,425 shares issued and outstanding as of December 31, 2021)	18	24	4
Class B ordinary shares (US$0.0001 par value; 100,000,000 shares authorized; 89,132,360 shares issued and outstanding as of December 31, 2020; 88,288,360 shares issued and outstanding as of December 31, 2021, respectively)	56	56	9
Additional paid-in capita l	2,309,963	3,913,946	614,184
Accumulated deficit	(3,674,034)	(4,671,195)	(733,012)
Accumulated other comprehensive loss	(47,058)	(54,354)	(8,529)
Statutory reserves	2,950	4,456	699
Noncontrolling interests	997	(1,926)	(302)

Total shareholders’ deficit	(1,407,108)	(808,993)	(126,947)

Total liabilities, mezzanine equity and shareholders’ deficit	2,070,248	2,634,067	413,343

The accompanying notes are an integral part of the consolidated financial statements.

F-
5

YOUDAO, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS
(Amounts in thousands, except for share and per share data)

	For the year ended December 31,
	2019	2020	2021	2021
	RMB	RMB	RMB	US$ Note 2(f)
Net revenues: (include transactions with related parties of RMB37,580, RMB29,293 and RMB23,790 for the years ended December 31, 2019, 2020 and 2021, respectively)
Learning services	602,353	1,513,960	2,441,421	383,112
Smart devices	152,044	539,962	980,424	153,850
Online marketing services	453,013	472,884	593,949	93,204

Total net revenues	1,207,410	2,526,806	4,015,794	630,166

Cost of revenues: (include transactions with related parties of RMB33,947, RMB115,231 and RMB83,901 for the years ended December 31, 2019, 2020 and 2021, respectively)
Learning services	(451,164)	(716,504)	(980,700)	(153,893)
Smart devices	(107,609)	(355,970)	(618,925)	(97,123)
Online marketing services	(313,592)	(346,895)	(427,331)	(67,058)

Total cost of revenues	(872,365)	(1,419,369)	(2,026,956)	(318,074)

Gross profit	335,045	1,107,437	1,988,838	312,092

Operating expenses:
Sales and marketing expenses (include transactions with related parties of RMB10,432, RMB11,670 and RMB17,182 for the years ended December 31, 2019, 2020 and 2021, respectively)	(455,748)	(1,473,604)	(2,077,638)	(326,027)
Research and development expenses (include transactions with related parties of RMB18,130, RMB24,699 and RMB32,839 for the years ended December 31, 2019, 2020 and 2021, respectively)	(269,895)	(372,184)	(607,373)	(95,310)
General and administrative expenses (include transactions with related parties of RMB3,771, RMB11,887 and RMB9,264 for the years ended December 31, 2019, 2020 and 2021, respectively)	(69,242)	(113,106)	(190,297)	(29,862)
Impairment of intangible assets from business combination (Note 5)	—	—	(56,778)	(8,911)

Total operating expenses	(794,885)	(1,958,894)	(2,932,086)	(460,110)

Loss from operations	(459,840)	(851,457)	(943,248)	(148,018)
Interest income	12,063	25,524	18,780	2,947
Interest expense (include interest expense charged by related part ies of RMB30,232, RMB31,215 and RMB31,644 for the years ended December 31, 2019, 2020 and 2021, respectively)	(30,232)	(31,215)	(31,644)	(4,966)
Others, net (Note 15)	20,064	61,052	36,673	5,756

Loss before tax	(457,945)	(796,096)	(919,439)	(144,281)
Income tax expense s	(2,432)	(2,929)	(6,648)	(1,043)

Net loss from continuing operations	(460,377)	(799,025)	(926,087)	(145,324)
Net loss from discontinued operations	(141,078)	(954,327)	(100,267)	(15,734)

Net loss	(601,455)	(1,753,352)	(1,026,354)	(161,058)
Net (income)/loss attributable to noncontrolling interests	(48)	563	30,699	4,817

Net loss attributable to the Company	(601,503)	(1,752,789)	(995,655)	(156,241)
Accretions of convertible redeemable preferred shares to redemption value (Note 14)	(35,893)	—	—	—

Net loss attributable to ordinary shareholders of the Company	(637,396)	(1,752,789)	(995,655)	(156,241)

Including:
Net loss from continuing operations attributable to ordinary shareholders of the Company	(496,318)	(798,462)	(895,388)	(140,507)
Net loss from discontinued operations attributable to ordinary shareholders of the Company	(141,078)	(954,327)	(100,267)	(15,734)

F-
6

YOUDAO, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS (CONTINUED)
(Amounts in thousands, except for share and per share data)

	For the year ended December 31,
	2019	2020	2021	2021
	RMB	RMB	RMB	US$ Note 2(f)
Net loss	(601,455)	(1,753,352)	(1,026,354)	(161,058)
Other comprehensive loss:
Foreign currency translation adjustment	(15,023)	(32,531)	(7,296)	(1,145)

Total other comprehensive loss	(15,023)	(32,531)	(7,296)	(1,145)

Total comprehensive loss	(616,478)	(1,785,883)	(1,033,650)	(162,203)
Comprehensive (income)/loss attributable to noncontrolling interests	(48)	563	30,699	4,817

Comprehensive loss attributable to the Company	(616,526)	(1,785,320)	(1,002,951)	(157,386)
Accretions of convertible redeemable preferred shares to redemption value (Note 14)	(35,893)	—	—	—

Comprehensive loss attributable to ordinary shareholders of the Company	(652,419)	(1,785,320)	(1,002,951)	(157,386)

Net loss per ordinary share/ADS
Basic	(6.68)	(15.53)	(8.18)	(1.28)
-Continuing operations	(5.20)	(7.07)	(7.36)	(1.15)
-Discontinued operations	(1.48)	(8.46)	(0.82)	(0.13)
Diluted	(6.68)	(15.53)	(8.18)	(1.28)
-Continuing operations	(5.20)	(7.07)	(7.36)	(1.15)
-Discontinued operations	(1.48)	(8.46)	(0.82)	(0.13)
Weighted average number of ordinary shares/ADSs
Basic	95,445,982	112,864,452	121,650,907	121,650,907
Diluted	95,445,982	112,864,452	121,650,907	121,650,907
The accompanying notes are an integral part of the consolidated financial statements.

F-
7

YOUDAO, INC.
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ (DEFICIT)/EQUITY
(Amounts in thousands, except for share data)

	Pre-IPO ordinary shares		Class A ordinary shares		Class B ordinary shares		Additional paid-in capital	Statutory reserves	Accumulated deficit	Accumulated other comprehensive income/(loss)	Noncontrolling interests	Total shareholders’ (deficit)/ equity
	Shares	Amount	Shares	Amount	Shares	Amount
		RMB		RMB		RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2019	92,000,000	58	—	—	—	—	138,024	292	(1,281,191)	496	888	(1,141,433)
Loss for the year	—	—	—	—	—	—	—	—	(601,503)	—	48	(601,455)
Share-based compensation expenses	—	—	—	—	—	—	25,074	—	—	—	—	25,074
Foreign currency translation adjustment	—	—	—	—	—	—	—	—	—	(15,023)	—	(15,023)
Appropriation to statutory reserves	—	—	—	—	—	—	—	1,494	(1,494)	—	—	—
Redesignation of Pre-IPO ordinary shares into Class A and Class B ordinary shares upon initial public offering (“IPO”)	(92,000,000)	(58)	2,867,640	2	89,132,360	56	—	—	—	—	—	—
Share issuance upon IPO, net of issuance cost	—	—	5,600,000	4	—	—	621,943	—	—	—	—	621,947
Share issuance upon concurrent private placement	—	—	7,352,941	5	—	—	881,657	—	—	—	—	881,662
Conversion of convertible preferred shares into Class A shares upon IPO	—	—	6,814,815	5	—	—	496,540	—	—	—	—	496,545
Deemed contribution related to acquisition of businesses under common control (Note 1)	—	—	—	—	—	—	69,603	—	—	—	—	69,603
Accretions of convertible redeemable preferred shares (Note 14)	—	—	—	—	—	—	—	—	(35,893)	—	—	(35,893)

Balance as of December 31, 2019	—	—	22,635,396	16	89,132,360	56	2,232,841	1,786	(1,920,081)	(14,527)	936	301,027

F-
8

YOUDAO, INC.
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ (DEFICIT)/EQUITY (CONTINUED)
(Amounts in thousands, except for share data)

	Class A ordinary shares		Class B ordinary shares		Additional paid-in capital	Statutory reserves	Accumulated deficit	Accumulated other comprehensive loss	Noncontrolling interests	Total shareholders’ equity/ (deficit)
	Shares	Amount	Shares	Amount
		RMB		RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of December 31, 2019	22,635,396	16	89,132,360	56	2,232,841	1,786	(1,920,081)	(14,527)	936	301,027
Loss for the year	—	—	—	—	—	—	(1,752,789)	—	(563)	(1,753,352)
Share issuance pursuant to incentive plan	2,961,710	2	—	—	37,604	—	—	—	—	37,606
Share-based compensation expenses	—	—	—	—	41,578	—	—	—	—	41,578
Deemed distribution to NetEase (Note 20)	—	—	—	—	(2,060)	—	—	—	—	(2,060)
Noncontrolling interests arising from business combination (Note 5)	—	—	—	—	—	—	—	—	624	624
Foreign currency translation adjustment	—	—	—	—	—	—	—	(32,531)	—	(32,531)
Appropriation to statutory reserves	—	—	—	—	—	1,164	(1,164)	—	—	—

Balance as of December 31, 2020	25,597,106	18	89,132,360	56	2,309,963	2,950	(3,674,034)	(47,058)	997	(1,407,108)

F-
9

YOUDAO, INC.
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ (DEFICIT)/EQUITY (CONTINUED)
(Amounts in thousands, except for share data)

	Class A ordinary shares		Class B ordinary shares		Additional paid-in capital	Statutory reserves	Accumulated deficit	Accumulated other comprehensive loss	Noncontrolling interests	Total shareholders’ deficit
	Shares	Amount	Shares	Amount
		RMB		RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of December 31, 2020	25,597,106	18	89,132,360	56	2,309,963	2,950	(3,674,034)	(47,058)	997	(1,407,108)
Loss for the year	—	—	—	—	—	—	(995,655)	—	(2,923)	(998,578)
Share issuance pursuant to incentive plan	1,538,319	1	—	—	24,549	—	—	—	—	24,550
Share issuance upon follow-on offering, net of issuance cost (Note 13)	7,000,000	5	—	—	1,498,622	—	—	—	—	1,498,627
Share-based compensation expenses	—	—	—	—	84,983	—	—	—	—	84,983
Conversion of Class B shares into Class A shares	844,000	—	(844,000)	—	—	—	—	—	—	—
Deemed distribution to NetEase (Note 20)	—	—	—	—	(4,171)	—	—	—	—	(4,171)
Foreign currency translation adjustment	—	—	—	—	—	—	—	(7,296)	—	(7,296)
Appropriation to statutory reserves	—	—	—	—	—	1,506	(1,506)	—	—	—

Balance as of December 31, 2021	34,979,425	24	88,288,360	56	3,913,946	4,456	(4,671,195)	(54,354)	(1,926)	(808,993)

The accompanying notes are an integral part of the consolidated financial statements.

F-1
0

YOUDAO, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Amounts in thousands)

	For the year ended December 31,
	2019	2020	2021	2021
	RMB	RMB	RMB	US$ Note 2(f)
Cash flows from operating activities:
Net loss	(601,455)	(1,753,352)	(1,026,354)	(161,058)
Net loss from discontinued operations	(141,078)	(954,327)	(100,267)	(15,734)
Depreciation and amortization	10,525	15,462	30,098	4,723
Share-based compensation	23,336	36,425	72,201	11,330
Fair value changes of short-term investments	(793)	(873)	668	105
Allowance/(Reversal) for doubtful accounts/expected credit losses	1,897	12,120	(4,523)	(710)
Provision/(Reversal) of allowance for inventory	3,162	(3,162)	10,176	1,597
Impairment of long-term investments	—	—	7,000	1,098
Impairment of intangible assets from business combination (Note 5)	—	—	56,778	8,911
Remeasured loss from previously held interest (Note 15)	—	—	2,456	385
Deferred income taxes (Note 10)	—	—	(8,963)	(1,406)
Unrealized exchange (gains)/loss	(1,783)	16,252	1,391	217
Others	122	879	3,048	478
Changes in operating assets and liabilities, net of acquisitions:
Accounts receivable	(122,010)	(80,057)	24,841	3,898
Inventories	(40,484)	(54,647)	(146,709)	(23,022)
Prepayment and other current assets	(27,617)	(120,778)	25,880	4,061
Amounts due from NetEase Group	(3,690)	10,849	(2,111)	(331)
Operating lease right-of-use assets	2,035	9,901	29,022	4,554
Other assets	(6)	(6,670)	(6,327)	(993)
Contract liabilities	183,783	545,814	115,462	18,119
Accounts payables	28,117	78,629	12,453	1,954
Payroll payable	20,917	68,249	85,423	13,405
Taxes payable	8,588	28,842	(2,156)	(338)
Accrued liabilities and other payables	87,260	249,703	34,344	5,389
Amounts due to NetEase Group	4,170	17,044	11,640	1,827
Long-term lease liabilities	(4,702)	(33,351)	(47,939)	(7,523)
Other non-current liabilities	5,517	(1,474)	(1,632)	(255)

Net cash used in continuing operating activities	(282,033)	(9,868)	(623,566)	(97,851)
Net cash used in discontinued operating activities	(90,237)	(311,694)	(722,844)	(113,430)

Net cash used in operating activities	(372,270)	(321,562)	(1,346,410)	(211,281)

The accompanying notes are an integral part of the consolidated financial statements.

F-1
1

YOUDAO, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)
(Amounts in thousands)

	For the year ended December 31,
	2019	2020	2021	2021
	RMB	RMB	RMB	US$ Note 2(f)
Cash flows from investing activities:
Purchases of short-term investments	(216,000)	(1,683,000)	(779,500)	(122,321)
Proceeds of maturities of short-term investments	145,882	1,220,000	860,000	134,953
Placements of time deposits	(1,522,270)	(20,663)	(897,916)	(140,903)
Proceeds from maturities of time deposits	526,505	1,327,451	907,759	142,447
Cash paid for business combinations, net of cash acquired (Note 5)	—	(6,398)	43,216	6,782
Purchase of intangible assets	(29)	—	(596)	(94)
Purchases of property, equipment and software	(18,081)	(30,770)	(63,477)	(9,961)
Proceeds from disposal of property, equipment and software	2,054	925	2,114	332
Impact on cash and cash equivalents from an entity disposed	—	—	(1,521)	(239)
Payment for long-term investments	(2,000)	(40,490)	(27,380)	(4,297)

Net cash (used in)/provided by continuing investing activities	(1,083,939)	767,055	42,699	6,699
Net cash (used in)/provided by discontinued investing activities	(66)	(6,084)	4,375	687

Net cash (used in)/provided by investing activities	(1,084,005)	760,971	47,074	7,386

Cash flows from financing activities:
Proceeds from the issuance of IPO shares, net of issuance cost	630,364	—	—	—
Proceeds from concurrent private placement	881,662	—	—	—
Proceeds from the issuance of follow-on offering shares, net of issuance cost (Note 13)	—	—	1,498,627	235,167
Payment of offering expenses	—	(7,909)	—	—
Funding from NetEase Group	75,643	—	—	—
Proceeds from long-term loans from NetEase Group	—	—	257,522	40,411
Proceeds from issuance of ordinary shares pursuant to incentive plan	—	34,468	27,564	4,326

Net cash provided by financing activities*	1,587,669	26,559	1,783,713	279,904

Effect of exchange rate changes on cash, cash equivalents and restricted cash	196	(30,097)	(21,029)	(3,300)

Net increase in cash, cash equivalents and restricted cash	131,590	435,871	463,348	72,709
Cash, cash equivalents and restricted cash at the beginning of the year	41,738	173,328	609,199	95,597

Cash, cash equivalents and restricted cash at the end of the year	173,328	609,199	1,072,547	168,306

*	There was no financing activity from discontinued operations.
The accompanying notes are an integral part of the consolidated financial statements.

F-1
2

YOUDAO, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)
(Amounts in thousands)

	For the year ended December 31,
	2019	2020	2021	2021
	RMB	RMB	RMB	US$ Note 2(f)
Supplemental disclosures of cash flow information:
Cash paid for income tax expenses	4,839	8,372	9,686	1,520
Cash paid for interest expense	29,786	28,597	28,567	4,483
Non-cash investing and financing activities:
Accretions of convertible redeemable preferred shares to redemption value	35,893	—	—	—
Payables for offering expenses	8,417	—	—	—
Unpaid consideration for business combination (Note 12)	—	—	5,129	805
Changes in accrued liabilities and other payables related to property, equipment and software addition	—	7,068	5,531	868
Receivable from agent for issuance of ordinary shares pursuant to incentive plan	—	3,138	—	—
The accompanying notes are an integral part of the consolidated financial statements.

F-1
3

YOUDAO, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except for share and per share data unless otherwise stated)

1. Operations and Reorganization
(a) Principal activities and reorganization
Youdao, Inc. (“Youdao” or the “Company”) was incorporated in the Cayman Islands on November 27, 2014. Youdao, Inc., its subsidiaries, consolidated variable interest entities (“VIEs”) and the VIEs’ subsidiaries, together are referred to as “the Group” or “Youdao Group”. NetEase, Inc. (the “Parent” or “NetEase”), its subsidiaries, consolidated VIEs and VIEs’ subsidiaries, other than Youdao Group, are collectively referred to herein as the “NetEase Group”.
The Group provides a variety of learning content, applications and solutions, which covers a wide spectrum of topics and targets people from broad age groups for their lifelong learning needs through its websites and mobile applications. The Group generates its revenues from learning services, smart devices as well as online marketing services. The learning services mainly include tutoring services, fee-based
premium services and others.
As of December 31, 2021, the Company’s major subsidiaries and consolidated VIE are as follows:

	Place and year of incorporation	Percentage of direct or indirect economic ownership	Principal activities
Subsidiaries
Youdao (Hong Kong) Limited	Hong Kong, China, 2016	100%	Holding company
Youdao Education Technology (Hong Kong) Limited	Hong Kong, China, 2021	100%	Providing sales of smart devices
NetEase Youdao Information Technology (Beijing) Co., Ltd. (“Youdao Information”)	Beijing, China, 2006	100%	Providing sales of smart devices and solutions, technical support to the VIEs
NetEase Youdao Information Technology (Hangzhou) Co., Ltd. (“Youdao Hangzhou”)	Hangzhou, China, 2019	100%	Providing technical support to the VIEs
NetEase Youdao (Hangzhou) Smart Technology Co., Ltd. (“Youdao Smart Technology”)	Hangzhou, China, 2021	100%	Providing sales of smart devices

VIE
Beijing NetEase Youdao Computer System Co., Ltd. (“Youdao Computer”)	Beijing, China, 2007	100%	Providing online learning services as well as online marketing services
Reorganization
The Group started its business in 2006, through Youdao Information. Since the date of inception, Youdao Information was substantially owned by the NetEase Group and several employees and former employees of the Group, as noncontrolling shareholders, including Feng Zhou, Chief Executive Officer of the Company.

F-1
4

YOUDAO, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts in thousands, except for share and per share data unless otherwise stated)
1. Operations and Reorganization (Continued)
(a) Principal activities and reorganization (Continued)

Subsequently, in 2007, Youdao Computer was established as a Chinese domestic company with an internet content provider license under the applicable Chinese telecommunication laws. In 2016, Youdao, Inc.’s wholly owned subsidiary Youdao (Hong Kong) Limited was incorporated and then acquired the majority interests in Youdao Information. Additionally, Youdao Information, Youdao Computer and all its legal shareholders entered into a series of VIE agreements, through which Youdao Information became the primary beneficiary of Youdao Computer. As of 1 January 2019, the noncontrolling shareholders of Youdao Information has withdrew their shareholding interests in Youdao Information in exchange for their historical investment cost, and injected the proceeds received back to Youdao, Inc. for the same shareholding percentage as they previously held in Youdao Information. Youdao Information became wholly owned subsidiary of the Group.
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
The Group has been operating as separated entities since inception, the allocation from NetEase Group for the expenses incurred by NetEase Group but related to the Group was not material. For the years ended December 31, 2019, 2020 and 2021, the allocation was related to the share-based compensation expenses from award plan of NetEase Group, amounting to RMB4,356, RMB2,682 and RMB1,043, respectively (Note 16).
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

F-1
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
Youdao Computer has agreed to share a portion of its monthly income (after tax and expenses) with Youdao Information in accordance with certain formulas as specified in Cooperation Agreement, the amount of which shall be determined according to the Cooperation Agreement, to the extent permitted by applicable PRC laws as proposed by the Youdao Information, resulting in a transfer of substantially all of the profits from the VIE to the Youdao Information. The VIE has incurred RMB478.8 million, RMB1,276.0 million and RMB2,092.2 million service fee to the Youdao Information for the years ended December 31, 2019, 2020 and 2021, respectively. The agreement was effective and will continue to be effective unless it is terminated by written notice of each party or, in case of a material breach of the agreement and by written notice of the non-breaching
party.
iii) Risks in relation to VIE structure
The nominee shareholders of the VIEs are William Lei Ding, who is the chief executive officer, director and major shareholder of NetEase, the Company’s controlling shareholder, and Feng Zhou, who is the Chief Executive Officer of the Group. The enforceability, and therefore the benefits, of the contractual agreements between the Company and the VIEs depend on these individuals enforcing the contracts. There is a risk that the benefits of ownership between the Company and the VIEs may not be aligned in the future. Given the significance and importance of the VIEs, there would be a significant negative impact to the Company if these contracts were not enforced. The Group’s operations depend on the VIEs to honour their contractual agreements with the Group and the Company’s ability to control the VIEs also depends on the authorization by the shareholders of the VIEs to exercise voting rights on all matters requiring shareholder approval in the VIEs. The Company believes that the agreements on authorization to exercise shareholder’s voting power are legally enforceable and the possibility that it will no longer be able to control and consolidate the VIEs as a result of the aforementioned risks and uncertainties is remote.
The Company believes that its contractual arrangements with the VIEs are in compliance with PRC (the People’s Republic of China) law and are legally enforceable. William Lei Ding and Feng Zhou have no current interest in seeking to act contrary to the contractual arrangements. However, uncertainties in the PRC legal system could limit the Company’s ability to enforce these contractual arrangements and if William Lei Ding and Feng Zhou were to reduce their interests in the Company, their interests may diverge from that of the Company and that may potentially increase the risk that they would seek to act contrary to the contractual terms, for example by influencing the VIEs not to pay the service fees when required to do so. If the VIEs or their respective shareholder fails to perform their respective obligations under the current contractual arrangements, the Company may have to incur substantial costs and expend significant resources to enforce those arrangements and rely on legal remedies under Chinese laws. Because of the limited volume of published decisions and their non-binding
nature, the interpretation and enforcement of these laws, rules and regulations involve substantial uncertainties. These uncertainties may impede the ability of the Company to enforce these contractual arrangements, or suffer significant delay or other obstacles in the process of enforcing these contractual arrangements and materially and adversely affect the results of operations and the financial position of the Company.

F-
17

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
In accordance with VIE contractual agreements, the Company (1) could exercise all shareholder’s rights of the VIEs and has power to direct the activities that most significantly affects the economic performance of the VIEs, and (2) receive the economic benefits of the VIEs that could be significant to the VIEs. Accordingly, the Company was considered as ultimate primary beneficiary of the VIEs and had consolidated the VIEs’ financial results of operations, assets and liabilities in the Company’s consolidated financial statements. Therefore, the Company considers that there are no assets in the VIEs that can be used only to settle obligations of the VIEs, except for the registered capital of the VIEs amounting to approximately RMB15 million and RMB22 million, respectively,
as of December 31, 2020 and 2021 as well as certain
non-distributable
statutory reserves amounting to approximately RMB2,536 and RMB5,457, respectively, as of December 31, 2020 and 2021. As the VIEs are incorporated as limited liability companies under the PRC Company Law, creditors do not have recourse to the general credit of the Company for the liabilities of the VIEs. There is currently no contractual arrangement that would require the Company to provide additional financial support to the VIEs. As the Group is conducting certain businesses in the PRC through the VIEs, the Group may provide additional financial support on a discretionary basis in the future, which could expose the Group to a loss.
There is no VIE in the Group where the Company or any subsidiary has a variable interest but is not the primary beneficiary.

F-
18

YOUDAO, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts in thousands, except for share and per share data unless otherwise stated)
1. Operations and Reorganization (Continued)
(b) VIE arrangements (Continued)
iii) Risks in relation to VIE structure (Continued)

The following table sets forth the assets, liabilities, results of operations and cash flows of the VIEs and their subsidiaries taken as a whole, which were included in the Group’s consolidated financial statements:

	As of December 31,
	2020	2021
	RMB	RMB
Assets
Cash and cash equivalents	7,691	134,639
Restricted cash (Note 2(j))	—	749,770
Short-term investments	10,354	13,617
Accounts receivable, net	145,212	146,257
Inventories, net	26,556	48,477
Amounts due from NetEase Group and Youdao Group	1,243,125	442,286
Prepayment and other current assets	45,065	64,005
Assets held for sale	52,534	204

Total current assets	1,530,537	1,599,255

Property , equipment and software , net	148	3,244
Operating lease right-of-use assets, net	988	26,320
Goodwill	—	103,006
Other assets, net	45,496	36,405

Total non-current assets	46,632	168,975

Total assets	1,577,169	1,768,230

Liabilities
Accounts payables	62,438	45,756
Payroll payable	6,863	11,873
Amounts due to NetEase Group and Youdao Group	26,728	504,605
Contract liabilities	842,296	1,011,734
Taxes payable	394	4,072
Accrued liabilities and other payables	35,021	65,547
Liabilities held for sale	546,271	—

Total current liabilities	1,520,011	1,643,587

Long-term lease liabilities	223	15,803

Total non-current liabilities	223	15,803

Total liabilities	1,520,234	1,659,390

F-
19

YOUDAO, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts in thousands, except for share and per share data unless otherwise stated)
1. Operations and Reorganization (Continued)
(b) VIE arrangements (Continued)
iii) Risks in relation to VIE structure (Continued)

	For the year ended December 31,
	2019	2020	2021
	RMB	RMB	RMB
Net revenues:
Third-party net revenues	900,263	1,792,962	2,750,610
Intra-Group net revenues	—	552	941

Total net revenues	900,263	1,793,514	2,751,551
Cost and expenses:
Third-party cost and expenses	(358,318)	(421,814)	(561,272)
Intra-Group cost and expenses related to technical consulting and related service s	(540,830)	(1,402,371)	(2,221,199)
Other intra-Group cost and expenses	(2,235)	(1,107)	(10,673)

Total cost and expenses	(901,383)	(1,825,292)	(2,793,144)
Net income/(loss) from continuing operations	2,066	20,483	(58,520)

	For the year ended December 31,
	2019	2020	2021
	RMB	RMB	RMB
Cash flows from operating activities:
Net cash provided by transactions with external parties	855,715	3,034,716	3,278,167
Net cash used in transactions with intra-Group companies related to technical consulting and related service s	(805,129)	(3,098,831)	(2,409,300)
Net cash provided by/(used in) other transactions with intra-Group companies	392	1,613	(699)

Net cash provided by/(used in) operating activities	50,978	(62,502)	868,168
Cash flows from investing activities:
Net cash (used in)/provided by transactions with external parties	(67,118)	65,510	8,550

Net cash (used in)/provided by investing activities	(67,118)	65,510	8,550
Cash flows from financing activities:
Proceeds received from ordinary shareholders	10,000	—	—

Net cash provided by financing activities	10,000	—	—

F-2
0

YOUDAO, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts in thousands, except for share and per share data unless otherwise stated)
1. Operations and Reorganization (Continued)

Liquidity
The Group incurred net losses of RMB601.5 million, RMB1,753.4 million and RMB1,026.4 million for the years ended December 31, 2019, 2020 and 2021, respectively. Net cash used in operating activities was RMB372.3 million, RMB321.6 million and RMB1,346.4 million for the years ended December 31, 2019, 2020 and 2021, respectively. Accumulated deficit was RMB3.7 billion and RMB4.7 billion as of December 31, 2020 and 2021, respectively. As of December 31, 2021, the Group was in a net current liability position of RMB764.3 million. The Group assesses its liquidity by its ability to generate cash from operating activities and attract additional capital and/or finance funding.
Historically, the Group has relied principally on both operational sources of cash and non-operational
sources of financing from NetEase Group and investors to fund its operations and business development. The Group’s ability to continue as a going concern is dependent on management’s ability to successfully execute its business plan, which includes increasing revenues while controlling operating expenses, as well as, generating operational cash flows and continuing to gain support from outside sources of financing. The Group has been continuously receiving financing support from NetEase Group and according to the support letter signed by NetEase

Group in November 2021, NetEase Group will continue to provide financial support in the next twelve months from the date of issuance of financial statement. Refer to Note 20 for details of the Group’s relationship with NetEase Group for financing activities. In October 2019, the Company has completed its IPO on the New York Stock Exchange (“NYSE”) and the concurrent private placement (the “CPP”) to certain investment funds managed by Orbis Investment Management Limited
, raising the net proceeds of US$88.2 million (or equivalent to RMB621.9 million) and US$125.0 million (or equivalent to RMB881.7 million), respectively. In February 2021, the Company completed a follow-on
offering of 7,000,000 ADSs with a total net proceeds of approximately US$231.6 million (or equivalent to RMB1,498.6 million) after deducting the underwriter commissions and relevant offering expenses. In April 2021, the Group entered into an agreement with NetEase to provide US$300.0 million of revolving facility loan to the Company. As of December 31, 2021, the Company had drawn down US$40.0 million under the facility with maturity dated March 31, 2024.

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
2. Summary of Significant Accounting Policies
(a) Basis of presentation
The consolidated financial statements of the Group have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). Significant accounting policies followed by the Group in the preparation of the accompanying consolidated financial statements are summarized below.
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

F-2
1

YOUDAO, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts in thousands, except for share and per share data unless otherwise stated)

2. Summary of Significant Accounting Policies (Continued)
(b) Principles of consolidation (Continued)

All significant intercompany balances and transactions within the Group have been eliminated upon consolidation.
(c) Discontinued operations
The Group reports a disposal of its component or a group of its components as discontinued operations if the disposal represents a strategic shift that has (or will have) a major effect on the Group’s operations and financial results. Classification as a discontinued operation occurs upon disposal or when the operation meets the criteria to be classified as held for sale, if earlier. In the period that a discontinued operation is classified as held for sale, the assets and liabilities of the discontinued operation are presents separately in asset and liability sections, respectively, of the consolidated balance sheets and prior periods are presented on a comparative basis. In the consolidated statements of operations and comprehensive loss, the results from discontinued operations are reported separately from the income and expenses from continuing operations and prior periods are presented on a comparative basis. Cash flows for discontinued operations are presented separately in the consolidated statements of cash flows. Unless otherwise noted, discussion in the Notes to consolidated financial statements refers to the Group’s continuing operations. Refer to Note 3 for additional information.
(d) Use of estimates
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
Significant accounting estimates include, but are not limited to, determination of the learning period of the customers, fair value of assets and liabilities acquired in business combinations, assessment for impairment of long-lived assets, intangible assets and goodwill, lower of cost and net realizable value of inventories, valuation allowance of deferred tax assets, determination of the fair value of ordinary shares and convertible redeemable preferred shares, valuation and recognition of share-based compensation expenses. Actual results could differ from those estimates and such differences may be material to the consolidated financial statements.
(e) Functional currency and foreign currency translation
The Group uses Renminbi (“RMB”) as its reporting currency. The functional currency of the Company is United States dollars (“US$” or “USD”). The functional currency of the Company’s PRC subsidiaries, VIEs, VIEs’ subsidiaries as well as one subsidiary incorporated in Hong Kong is RMB. The determination of the respective functional currencies based on the criteria of ASC 830,
Foreign Currency Matters
.
In the consolidated financial statements, the financial information of the Company has been translated into RMB. Assets and liabilities are translated at the exchange rates on the balance sheet date, equity amounts are translated at historical exchange rates, and revenues, expenses, gains and losses are translated using the average rate for the period. Translation adjustments are reported as foreign currency translation adjustments, and are shown as a component of other comprehensive loss in the consolidated statements of operations and comprehensive loss.
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
(f) Convenience translation
Translations of balances in the consolidated balance sheets, consolidated statements of operations and comprehensive loss and consolidated statements of cash flows from RMB into USD as of and for the year ended December 31, 2021 are solely for the convenience of the reader and were calculated at the rate of US$1.00 = RMB6.3726, representing the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on December 30, 2021. No representation is made that the RMB amounts represent or could have been, or could be, converted, realized or settled into USD at that rate on December 31, 2021, or at any other rate.

F-2
2

YOUDAO, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts in thousands, except for share and per share data unless otherwise stated)
2. Summary of Significant Accounting Policies (Continued)

(g) Fair value measurements
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
Financial assets and liabilities of the Group primarily consist of cash and cash equivalents, time deposits, restricted cash, short-term investments, accounts receivable, other receivables, amounts due from/to NetEase Group, accounts payables, contract liabilities, accrued liabilities and other payables, short-term loans and long-term loans from NetEase Group of which the carrying values approximate their fair value. Please see Note 18 for additional information.
(h) Cash and cash equivalents
Cash and cash equivalents consist of cash on hand and demand deposits, which have original maturities less than three months and are readily convertible to known amount of cash.
(i) Time deposits
Time deposits represent time deposits placed with banks with original maturities of three months or more than three months but less than one year. Interest earned is recorded as interest income in the consolidated statements of operations and comprehensive loss during the periods presented.

F-2
3

YOUDAO, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts in thousands, except for share and per share data unless otherwise stated)
2. Summary of Significant Accounting Policies (Continued)

(j) Restricted cash
Restricted cash represents cash deposits for the upfront tuition fee in the government custodian account required by the PRC government authorities.
(k) Receivables, net
The Group closely monitors the collection of its receivables and records a reserve for doubtful accounts against aged accounts and for specifically identified non-recoverable
amounts for periods prior to January 1, 2020. If the economic situation and the financial condition of the customer deteriorate resulting in an impairment of the customer’s ability to make payments, additional allowances might be required. Receivable balances are written off when they are determined to be uncollectible. From January 1, 2020, the Group’s receivables are subject to the measurement of credit losses within the scope of ASC 326. To estimate expected credit losses, the Group has identified the relevant risk characteristics of its customers and the related receivables and other receivables which include size, type of the services or the products the Group provides, or a combination of these characteristics. Receivables with similar risk characteristics have been grouped into pools. For each pool, the Group considers the past collection experience, current economic conditions, future economic conditions (external data and macroeconomic factors) and changes in the Group’s customer collection trends. This is assessed at each quarter based on the Group’s specific facts and circumstances.
(l) Investments
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

F-2
4

YOUDAO, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts in thousands, except for share and per share data unless otherwise stated)
2. Summary of Significant Accounting Policies (Continued)

(m) Inventories, net
Inventories, consisting of smart devices and learning materials for tutoring services, are stated at the lower of cost and net realizable value. Cost of inventory is determined using the weighted average cost method. Adjustments are recorded to write down the cost of inventory to the estimated net realizable value due to slow-moving merchandise and damaged goods, which is dependent upon factors such as historical and forecasted consumer demand, and promotional environment. The Group takes ownership, risks and rewards of the products purchased, but has arrangements to return unsold goods with certain vendors. Write downs are recorded in cost of revenues in the consolidated statements of operations and comprehensive loss.
(n) Property, equipment and software, net
Property, equipment and software are stated at cost less accumulated depreciation and impairment, if any. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, which range as follows:

Servers and computers	3 years
Furniture, fixtures, office and other equipment	3-10 years
Leasehold improvements	The shorter of the useful life or term of the lease
Software and others	3-5 years
Expenditures for maintenance and repairs are expensed as incurred. The gain or loss on the disposal of property, equipment and software is the difference between the net sales proceeds and the carrying amount of the relevant assets and is recognized in the consolidated statements of operations and comprehensive loss.
(o) Goodwill
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
Application of a goodwill impairment test requires significant management judgment, including the identification of reporting units, assigning assets and liabilities to reporting units, assigning goodwill to reporting units, and determining the fair value of each reporting unit. The judgment in estimating the fair value of reporting units includes estimating future cash flows, determining appropriate discount rates and making other assumptions. Changes in these estimates and assumptions could materially affect the determination of fair value for each reporting unit. No impairment charge of goodwill was recognized for the years ended December 31, 2019, 2020 and 2021, respectively.

F-2
5

YOUDAO, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts in thousands, except for share and per share data unless otherwise stated)
2
. Summary of Significant Accounting Policies (Continued)

(p) Impairment of long-lived assets
Long-lived assets are evaluated for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will affect the future use of the assets) indicate that the carrying value of an asset may not be fully recoverable or that the useful life is shorter than the Group had originally estimated. When these events occur, the Group evaluates the impairment for the long-lived assets by comparing the carrying value of the assets to an estimate of future undiscounted cash flows expected to be generated from the use of the assets and their eventual disposition. If the sum of the expected future undiscounted cash flows is less than the carrying value of the assets, the Group recognizes an impairment loss based on the excess of the carrying value of the assets over the fair value of the assets. The
Group
recognized impairment losses on intangible assets from business combination of RMB56,778 for the years ended December 31,
2021. No impairment loss was recognized for the years ended December 31,
2019
 and

2020, respectively.
(q) Revenue recognition
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
Disaggregation of net revenues
For the years ended December 31, 2019, 2020 and 2021, substantially all of the Group’s net revenues were generated in the PRC. The following table provides information about disaggregated revenue by types:

	For the year ended December 31,
	2019	2020	2021
	RMB	RMB	RMB
Learning services	602,353	1,513,960	2,441,421

Tutoring services	510,095	1,369,010	2,271,036
Fee-based premium services	92,258	144,950	170,385
Smart devices	152,044	539,962	980,424
Online marketing services	453,013	472,884	593,949

Total net revenues	1,207,410	2,526,806	4,015,794

6

YOUDAO, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts in thousands, except for share and per share data unless otherwise stated)
2. Summary of Significant Accounting Policies (Continued)
(q) Revenue recognition (Continued)
i) Learning services

Tutoring services
The Group offers various types of integrated learning services, which primarily cover a wide spectrum of topics and target people from broad age groups through its diverse offerings of tutoring courses, foreign languages, professional and interest education services as well as IT computer skills, etc. The Group’s tutoring services consist of online live streaming and other activities during the online live streaming period including teaching material, quiz banks, online chat rooms, summary of lessons after each class and interactions with both students and instructors. Once the online live streaming is completed, the Group also offers the customer a content playback service. With respect to the content playback service, the customer has unlimited access to previous live streaming courses for a specified period. The services of online live streaming, playback service, as well as the other activities provided mentioned above are highly interdependent and interrelated in the context of the contract and are only considered accessory services to the online live streaming courses and therefore are not distinct and are not sold standalone. Therefore, the Group’s tutoring services are accounted for as a single performance obligation. This performance obligation is satisfied over the learning period of the customers. Accordingly, the Group recognizes the revenues ratably over the estimated average learning period for different courses. The Group considers the average period that customers typically spend time on the courses and other learning behavior patterns to arrive at the best estimate for the estimated learning period for each course based on the estimated learning time customers spend on the courses and the expected number of times customers will take the courses.
The Group’s tutoring services also consist of online
pre-recorded
video services, revenues are recognized ratably over the estimated average learning period for different courses, similar with the online live streaming courses.
The estimated weighted average duration of learning periods is approximately ranged from five to seven months for the years ended December 31, 2019, 2020 and 2021 for both live streaming courses and pre-recorded
courses.
There is a refund policy provided to customers for tutoring services, depending on whether the course had commenced at the time of the refund request, the length of the course, the number of sessions that the student has taken, among other criteria. The Group determines the transaction price to be earned by estimating the refund liabilities based on historical refund ratio on a portfolio basis using the expected value method.
The Group also provides discount coupons to its customers for use in purchases on tutoring services, which are treated as a reduction of revenue when the related transaction is recognized.
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

F-
27

YOUDAO, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts in thousands, except for share and per share data unless otherwise stated)
2. Summary of Significant Accounting Policies (Continued)
(q) Revenue recognition (Continued)

ii) Smart devices
The Group sells smart devices such as dictionary pens, translation devices to customers through retailers or distributors. The Group recognizes revenues when control of the goods is transferred to the customer, which generally occurs upon the delivery to the end customers as retailors or upon the delivery to distributors.
Along with certain tutoring services, the Group also provides smart devices such as smart pens to facilitate customers’ learnings. For such situation, the Group has determined that the smart devices are a separate performance obligation under ASC 606, as customers can benefit from smart devices on their own and the Group’s promises to deliver smart devices is separately identifiable from tutoring services. The Group determines stand-alone selling price to each performance obligation in the approach of expected cost-plus margin. Revenue from smart devices is recognized when they are delivered to customers.
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

F-
28

YOUDAO, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts in thousands, except for share and per share data unless otherwise stated)
2. Summary of Significant Accounting Policies (Continued)
(q) Revenue recognition (Continued)
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

YOUDAO, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts in thousands, except for share and per share data unless otherwise stated)
2. Summary of Significant Accounting Policies (Continued)
(q) Revenue recognition (Continued)
Contract balances (Continued)

Contract liabilities
Contract liabilities refer to the deferred revenue and refund liabilities.
Deferred revenue is relating to the learning tuition, online marketing services and fee-based premium services with fees received from customers for which the Group’s revenue recognition criteria have not been met. Revenue recognized that was included in the deferred revenue balance at January 1, 2020 and January 1, 2021 amounted to RMB438,839 and RMB854,342, respectively.
As of December 31, 2021, the aggregate amount of transaction price allocated to unsatisfied performance obligations is RMB1,018.1 million
which includes deferred revenue balances and amounts to be invoiced and recognized as revenue in future periods. The Group expects to recognize all this balance as revenue over the next 12 months. This balance does not include an estimate for variable consideration arising from sales rebates to advertising service customers.
Refund liabilities represent the consideration collected by the Group which it expects to refund to its customers according to refund policy. Refund liabilities are estimated based on the historical refund ratio for each of the revenue streams. The refund liabilities were not material, as of December 31, 2020 and 2021. In the event that the actual amount of refund made exceeds the estimation, such excessive amount will be deducted from net revenues.
(r) Cost of revenues
Cost of revenues primarily consists of the revenue sharing and payroll expenses to instructors and tutors, traffic acquisition costs, content costs, servers and bandwidth service fees and other direct costs of providing these services as well as costs of smart devices sold.
(s) Sales and marketing expenses
Sales and marketing expenses mainly consist of marketing and promotional expenses, payroll related expenses and third-party service fee for outsourced sales and marketing functions. The Group expenses all advertising costs as incurred and classifies these costs under sales and marketing expenses. For the years ended December 31, 2019, 2020 and 2021, advertising expenses were RMB323.6 million, RMB1,122.1 million and RMB1,393.3 million, respectively.
(t) Research and development expenses
Research and development expenses mainly consist of personnel related expenses and technology service costs incurred for the learning courses and its development, as well as development and enhancement of the Group’s websites and applications platforms.
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
(t) Research and development expenses (Continued)

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
(u) Share-based compensation
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
(v) Employee benefits
PRC Contribution Plan
Full-time employees of the Group in the PRC participate in a government mandated defined contribution plan, pursuant to which certain pension benefits, medical care, employee housing fund and other welfare benefits are provided to the employees. Chinese labor regulations require that the PRC subsidiaries and the VIEs of the Group make contributions to the government for these benefits based on certain percentages of the employees’ salaries, up to a maximum amount specified by the local government. The Group has no legal obligation for the benefits beyond the contributions made. The total amounts of such employee benefit expenses, which were expensed as incurred, were approximately RMB86,316, RMB68,002 and RMB222,690 for the years ended December 31, 2019, 2020 and 2021, respectively.

F-3
1

YOUDAO, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts in thousands, except for share and per share data unless otherwise stated)
2. Summary of Significant Accounting Policies (Continued)

(w) Taxation
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
Uncertain tax positions
In order to assess uncertain tax positions, the Group applies a more likely than not threshold and a two-step
approach for the tax position measurement and financial statement recognition. Under the two-step
approach, the first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not, that the position will be sustained, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount that is more than 50% likely of being realized upon settlement. The Group recognizes interest and penalties, if any, under accrued expenses and other current liabilities on its consolidated balance sheets and under other expenses in its consolidated statements of operations and comprehensive loss. The Group did not have any significant unrecognized uncertain tax positions as of and for the years ended December 31, 2019, 2020 and 2021 nor did the Group recognize any related interest and penalties.
(x) Business combinations
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
In a business combination achieved in stages, the Company remeasures its previously held equity interest in the acquiree immediately before obtaining control at its acquisition-date fair value and the re-measurement
gain or loss, if any, is recognized in others, net in the consolidated statements of operations and comprehensive loss.

F-3
2

YOUDAO, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts in thousands, except for share and per share data unless otherwise stated)
2. Summary of Significant Accounting Policies (Continued)
(x) Business combinations (Continued)

The determination and allocation of fair values to the identifiable assets acquired, liabilities assumed and noncontrolling interests is based on various assumptions and valuation methodologies requiring considerable judgment from management. The most significant variables in these valuations are discount rates, the number of years on which to base the cash flow projections, as well as the assumptions and estimates used to determine the cash inflows and outflows. The Company determines discount rates to be used based on the risk inherent in the related activity’s current business model and industry comparisons.
(y) Operating leases
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
(z) Related parties
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

YOUDAO, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts in thousands, except for share and per share data unless otherwise stated)
2. Summary of Significant Accounting Policies (Continued)

(aa) Noncontrolling interests and Redeemable noncontrolling interests
For the Company’s majority-owned subsidiaries and VIEs, noncontrolling interests are recognized to reflect the portion of their equity that are not attributable, directly or indirectly, to the Company as the controlling shareholders.
The noncontrolling interest will continue to be attributed with its share of losses even if that attribution results in a deficit noncontrolling interest balance.
Redeemable noncontrolling interests represent redeemable equity interests issued by a VIE’s subsidiary of the Group to certain noncontrolling shareholders (Note 5), and have been classified as mezzanine classified noncontrolling interests in the consolidated financial statements as these interests are contingently redeemable upon the occurrence of certain conditional events, which is not solely within the control of the Group. The accretion of the redeemable equity interests would be recognized when the redemption value is over the balance of noncontrolling interests.
(bb) Net loss per share
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
(cc) Statutory reserves
The Company’s subsidiaries and VIEs established in the PRC are required to make appropriations to certain non-distributable
reserve funds. In accordance with China’s Company Laws, the Company’s VIEs registered as Chinese domestic company make appropriations from their after-tax
profit (as determined under the accounting principles generally acceptable in the People’s Republic of China (“PRC GAAP”) to non-distributable
reserve funds including (i) statutory surplus fund and (ii) discretionary surplus fund. The appropriation to the statutory surplus fund must be 10% of the annual after-tax
profits calculated in accordance with PRC GAAP. Appropriation is not required if the statutory surplus fund has reached 50% of the registered capital of the respective company. Appropriation to the discretionary surplus fund is made at the discretion of the respective company.
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

(dd) Comprehensive loss
Comprehensive loss is defined to include all changes in equity deficit of the Group during a period arising from transactions and other events and circumstances excluding transactions resulting from investments by shareholders and distributions to shareholders. Comprehensive loss includes net loss and foreign currency translation adjustment of the Group.
(ee) Segment reporting
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
Effective in the fourth quarter of 2020, the Group changed its segment disclosure to separately report the results of its smart devices business. As a result, the Group now reports segments as learning services, smart devices and online marketing services. This change in segment reporting aligns with the manner in which the Group’s CODM currently receives and uses financial information to allocate resources and assess the performance of reporting segments. This change in segment presentation does not affect consolidated balance sheets, consolidated statements of operations and comprehensive loss or consolidated statements of cash flows. The Group retrospectively revised prior year segment information, to conform to current year presentation.
The Group currently does not allocate operating expenses or assets to its segments, as its CODM does not use such information to allocate resources or evaluate the performance of the operating segments. As the Group’s long-lived assets are substantially all located in the PRC and the Group’s revenues are substantially derived from the PRC, no geographical segments are presented.
(ff) Recently adopted accounting pronouncements
In December 2019, the FASB issued ASU
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

YOUDAO, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts in thousands, except for share and per share data unless otherwise stated)
2. Summary of Significant Accounting Policies (Continued)

(gg) Recently issued accounting pronouncements not yet adopted
In August 2020, the FASB issued ASU 2020-06,
Debt—Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging—Contracts in Entity’s Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity
. ASU 2020-06 simplifies the accounting for convertible instruments by reducing the number of accounting models available for convertible debt instruments. This guidance also eliminates the treasury stock method to calculate diluted earnings per share for convertible instruments and requires the use of the if-converted method. ASU 2020-06 is effective for fiscal years beginning after December 15, 2021, including interim periods within those fiscal years. The Group is currently evaluating the impact of the new guidance on the consolidated financial statements.
In May 2021, the FASB issued ASU 2021-04,
Earnings Per Share (Topic 260), Debt — Modifications and Extinguishments (Subtopic 470-50), Compensation — Stock Compensation (Topic 718), and Derivatives and Hedging — Contracts in Entity’s Own Equity (Subtopic 815-40)
to clarify and reduce diversity in an issuer’s accounting for modifications or exchanges of freestanding equity-classified written call options (for example, warrants) that remain equity classified after modification or exchange. The amendments in this update are effective for all entities for fiscal years beginning after December 15, 2021, including interim periods within those fiscal years. An entity should apply the amendments prospectively to modifications or exchanges occurring on or after the effective date of the amendments. The Group is currently evaluating the impact of the new guidance on the consolidated financial statements.
In October 2021, the FASB issued ASU 2021-08,
Business Combinations (Topic 805): Accounting for Contract Assets and Contract Liabilities from Contracts with Customers
(ASU 2021-08), which clarifies that an acquirer of a business should recognize and measure contract assets and contract liabilities in a business combination in accordance with Topic 606, Revenue from Contracts with Customers. The new amendments are effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. The amendments should be applied prospectively to business combinations occurring on or after the effective date of the amendments, with early adoption permitted. The Group is currently evaluating the impact of the new guidance on the consolidated financial statements.

F-36

YOUDAO, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts in thousands, except for share and per share data unless otherwise stated)

3. Discontinued operations
In September 2021, the Company’s Board of Directors approved a plan to dispose of its after-school tutoring services for academic subjects in China’s compulsory education system (the “Academic AST Business”) to an unaffiliated third party non-profit
organization (the “Organization”), as part of its effort to fully comply with applicable PRC regulatory requirements. In the end of December 2021, the Organization qualified to operate the Academic AST Business and the Group ceased offering the Academic AST Business. The Group determined to sell the Academic AST Business to the Organization, and the held for sale criteria was met. In February 2022, the disposal was completed without consideration and immaterial disposal loss was recognized accordingly.
The disposal represented a strategic shift that had a major effect on the Group’s operations and financial results and was accounted for as discontinued operations. The Group has classified the historical financial results of Academic AST Business as discontinued operations in the Group’s consolidated statements of operations and comprehensive loss for all periods presented. Additionally, the related assets and liabilities associated with discontinued operations in the prior year consolidated balance sheets were classified as assets/liabilities held for sale to provide the comparable financial information.
The following tables set forth the assets, liabilities classified as held for sale and statement of operations of discontinued operations which were included in the Group’s consolidated financial statements:

	As of December 31,
	2020	2021
	RMB	RMB
Inventories, net	29,699	204
Prepayment and other current assets	35,890	293

Total current assets	65,589	497

Property, equipment and software, net	5,463	1,088

Total non-current assets	5,463	1,088

Total assets	71,052	1,585

Contract liabilities	546,271	—

Total current liabilities	546,271	—

Total liabilities	546,271	—

7

YOUDAO, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts in thousands, except for share and per share data unless otherwise stated)
3. Discontinued operations (Continued)

	For the year ended December 31,
	2019	2020	2021
	RMB	RMB	RMB
Net revenues	97,473	640,709	1,338,563
Cost of revenues	(61,896)	(293,860)	(421,190)

Gross profit	35,577	346,849	917,373

Operating expenses:
Sales and marketing expenses	(167,136)	(1,223,414)	(862,153)
Research and development expenses	(5,472)	(52,409)	(97,521)
General and administrative expense s	(4,047)	(25,353)	(57,966)

Total operating expenses	(176,655)	(1,301,176)	(1,017,640)

Loss from operations	(141,078)	(954,327)	(100,267)

Net loss from discontinued operations	(141,078)	(954,327)	(100,267)

4. Concentration and Risks
Financial instruments that potentially expose the Group to significant concentration of credit risk primarily consist of cash and cash equivalents, time deposits, restricted cash and short-term investments. As of December 31, 2020 and 2021, substantially all of the Group’s cash and cash equivalents, time deposits, restricted cash and short-term investments were held in major financial institutions located in Mainland China and Hong Kong, which management considered being of high credit quality.
There were no revenues from customers which individually represent greater than 10% of the total net revenues for the years ended December 31, 2019, 2020 and 2021. There was one instructor, through whom the
Group’s
net learning services revenue earned was more than 10% of the
Group’s
net learning services revenue for the years ended December 31, 2019, 2020 and 2021 respectively as follows:

	For the year ended December 31,
	2019	2020	2021
Instructor A	13%	18%	*
Instructor B	*	*	16%

*	The percentage was below 10% for the year.

F-
38

YOUDAO, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts in thousands, except for share and per share data unless otherwise stated)

5. Business Combinations
In June 2020, the Group acquired 92.5% equity interest of a private company, which primarily provides kids programming courses to its users, with cash consideration of RMB7,700. Total consideration was paid by the Group in July 2020. The Group began to consolidate its financial statements from June 2020 and the remaining 7.5% equity interest was recognized as noncontrolling interests on the balance sheet upon the acquisition date. The goodwill was allocated to learning services segment. Consideration for this transaction was allocated on the acquisition date based on the fair value of the assets acquired and the liabilities assumed as follows:

As of the acquisition date
RMB
Consideration	7,700
Noncontrolling interests	624

Total	8,324

Cash and cash equivalents	1,302
Other tangible assets	156
Liabilities assumed	(72)
Goodwill	6,938

Total	8,324

The acquisition above did not have a material impact on the Group’s consolidated financial statements, and, therefore, pro forma disclosures have not been presented.
In May 2021, the Group acquired 100% equity interest of a private company, which primarily provides kids STEAM courses to its users, with cash consideration of RMB6,050. Total consideration was paid by the Group in June 2021. The Group obtained control and began to consolidate its financial statements from June 2021. The goodwill was allocated to learning services segment. Consideration for this transaction was allocated on the acquisition date based on the fair value of the assets acquired and the liabilities
assumed as
follows
:

As of the acquisition date
RMB
Cash consideration	6,050

Total	6,050

Cash and cash equivalents	354
Other tangible assets	470
Liabilities assumed	(11,869)
Goodwill	17,095

Total	6,050

The acquisition above did not have a material impact on the Group’s consolidated financial statements, and, therefore, pro forma disclosures have not been presented.

F-
39

YOUDAO, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts in thousands, except for share and per share data unless otherwise stated)
5. Business Combinations (Continued)

In 2020, the Group acquired
 16%
equity interest with liquidation preference of a private company (the “Investee”), which primarily provides offline after-school tutoring services, with cash consideration of RMB30.0 million. The investment was accounted for using measurement alternative. In 2021, the Group acquired additional equity interest with consideration of
RMB22.0
million from previous shareholders, and subscribed newly issued shares of the Investee with consideration of
RMB100.0
million. As a result of these transactions, the Group acquired
55%
equity interest of the Investee and obtained control accordingly. The Group began to consolidate its financial statements following the completion of the transaction. The goodwill was allocated to learning services segment.
Consideration for this transaction was allocated on the acquisition date based on the fair value of the assets acquired and the liabilities assumed as follows:

	As of the acquisition date	Amortization Period
	RMB
Cash consideration	122,000
Previously held equity interest	27,544
Redeemable noncontrolling interests	106,368

Total	255,912

Cash and cash equivalents	165,783
Other tangible assets	18,040
Identifiable intangible assets :
Trademark	46,000	10 years
Licenses	6,500	10 years
Copyright	4,000	5 years
Students base	3,250	3 years
Deferred tax liabilities	(8,963)
Liabilities assumed	(64,609)
Goodwill	85,911

Total	255,912

The Group’s previously held equity interests in the acquired entity was remeasured to fair value at the acquisition date. For the year ended December 31, 2021, the Group recognized a net re-measurement loss of
RMB2,456 (US$385)
in others, net in the consolidated statement of operations and comprehensive loss.
The
Group
had unpaid consideration of RMB5,129 for the year ended December 31, 2021.
Goodwill, which is
non-deductible
for tax purposes, is primarily attributable to the synergies expected to be achieved from the acquisitions.
Amortization expenses
and
impairment losses on intangible assets
were RMB2,972 and
RMB56,778
, respectively,

for the year ended December 31, 2021.
The acquisition above did not have a material impact on the Group’s consolidated financial statements, and, therefore, pro forma disclosures have not been presented.

F-4
0

YOUDAO, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts in thousands, except for share and per share data unless otherwise stated)

6. Accounts Receivable, Net
The following is a summary of accounts receivable as of December 31, 2020 and 2021:

	As of December 31,
	2020	2021
	RMB	RMB
Accounts receivable, net:
Accounts receivable	283,159	258,156
Allowance for expected credit losses:
Balance at the beginning of the year	(2,278)	(14,329)
Additional provision charged to expenses	(12,051)	667
Write-off	—	3,845
Balance at the end of the year	(14,329)	(9,817)

	268,830	248,339

7. Prepayment and Other Current Assets
The following is a summary of prepayment and other current assets as of December 31, 2020 and 2021:

	As of December 31,
	2020	2021
	RMB	RMB
Prepayment for promotion fees	44,575	42,696
Prepayment for value-added taxes	40,950	38,315
Deferred expenses for learning services	28,752	34,457
Prepayment for content fees	2,206	9,543
Deferred charges	8,857	8,745
Prepayment for rental expenses	4,900	7,247
Prepaid sales commission	1,158	2,263
Receivable for withholding individual income taxes of option exercise	39,371	1,700
Interest receivable	51	281
Prepaid insurance fee for directors and officers	5,329	—
Others	23,493	37,330

Total	199,642	182,577

F-41

YOUDAO, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts in thousands, except for share and per share data unless otherwise stated)

8. Property, Equipment and Software, Net

Property, equipment and software, net as of December 31, 2020 and 2021 are as follows:

	As of December 31,
	2020	2021
	RMB	RMB
Servers and computers	68,895	84,425
Furniture, fixtures and office equipment	4,419	14,053
Leasehold improvements	6,723	38,120
Software and others	2,425	5,067

Total	82,462	141,665
Less: accumulated depreciation	(42,289)	(61,350)

Net book value	40,173	80,315

Depreciation expenses recognized for the years ended December 31, 2019, 2020 and 2021 were RMB10,255, RMB13,853 and RMB21,068, respectively.

9. Leases
The Group has operating leases for office space, with lease terms from within one year to around ten years. Additionally, certain lease agreements with NetEase Group contain variable payments, which are determined based on actual NetEase Group’s spaces occupied by the Group and are expensed as incurred and not included in the operating lease assets and liabilities. A summary related to operating leases as of December 31, 2020 and 2021 is a
s
 follows:

	As of December 31,
	2020	2021
	RMB	RMB
Operating lease right-of-use assets, net	105,865	118,104
Operating lease liabilities - current	29,982	46,688
Operating lease liabilities - non-current	79,748	73,070

Total operating lease liabilities	109,730	119,758

Weighted average remaining lease term	4.4 years	3.6 years
Weighted average discount rate	4.10%	3.99%

F-42

YOUDAO, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts in thousands, except for share and per share data unless otherwise stated)

9. Leases (Continued)

	For the year ended December 31,
	2019	2020	2021
	RMB	RMB	RMB
Operating lease expenses	1,885	5,924	25,449
Short-term lease expenses	2,493	2,306	3,381
Variable lease expenses	19,841	31,684	24,008

Total lease expenses	24,219	39,914	52,838

Cash paid for amounts included in the measurement of operating lease liabilities	658	12,431	37,756
Right-of-use assets obtained in exchange for operating lease liabilities	26,030	91,893	85,731
Lease liabilities decrease due to early termination	—	—	44,469
A summary of maturity of operating lease liabilities under the Group’s non-cancelable
operating leases as of December 31, 2021 is as follows:

As of December 31, 2021
RMB
2022	47,525
2023	36,115
2024	16,314
2025	11,855
2026	10,651
Thereafter	3,200

Total operating lease liabilities	125,660
Less: interest	(5,902)

Present value of operating lease liabilities	119,758

F-4
3

YOUDAO, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts in thousands, except for share and per share data unless otherwise stated)

10. Taxation
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
Since January 2020, in accordance with the Announcement on Tax Policies to Support Prevention and Control of
COVID-19
issued by the Ministry of Finance and the State Taxation Administration (“STA”), and the Announcement on the Period of Implementation of Tax Policies to Support Epidemic Prevention and Control and to Ensure Supply (collectively, the “Tax Policies”), due to the
COVID-19,
the VAT from providing daily life services was exempted starting on January 1, 2020 and ending on March 31, 2021 (Note 15).
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
COVID-19.
(b) Income tax
Composition of income tax
The following table presents the composition of income tax expenses for the years ended December 31, 2019, 2020 and 2021:

	For the year ended December 31,
	2019	2020	2021
	RMB	RMB	RMB
Current income tax expenses	2,432	2,929	15,611
Deferred tax benefit	—	—	(8,963)

Income tax expenses	2,432	2,929	6,648

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
10. Taxation (Continued)
(b) Income tax (Continued)

China
Under the PRC Enterprise Income Tax Law, or EIT Law, the standard enterprise income tax rate (“EIT rate”) is 25%. Entities qualifying as High and New Technology Enterprises (“HNTE”) qualify for a preferential tax rate of 15% subject to a requirement that they re-apply
for HNTE status every three years.
Youdao Information was qualified as an HNTE in 2015 initially and extended the qualification in 2018 and 2021, and hence subject to a preferential tax rate of 15% since 2015 to 2023. As of December 31, 2021, Youdao Information was in an accumulative deficit position.

In addition, Beijing Lingshi Ruifeng Education Technology Co., Ltd. was qualified as an HNTE and hence subject to a preferential tax rate of 15% since 2020 to 202
2
.
All other PRC incorporated entities of the Group were subject to a 25% income tax rate for all the periods presented.
The following table presents a reconciliation of the differences between the statutory income tax rate and the Group’s effective income tax rate for the years ended December 31, 2019, 2020 and 2021:

	For the year ended December 31,
	2019		2020		2021
Statutory income tax rate	25%		25%		25%
Permanent differences	0%		3%		3%
Tax effect of preferential tax treatment and tax difference of statutory rate in other jurisdictions	(9%	)	(11%	)	(9%	)
Change in valuation allowance	(16%	)	(17%	)	(21%	)

Effective income tax rate	0%		0%		(2%	)

(c) Deferred tax assets
The following table presents the tax impact of significant temporary differences that give rise to the deferred tax assets as of December 31, 2020 and 2021:

	As of December 31,
	2020	2021
	RMB	RMB
Deferred tax assets
Net operating tax loss carry forwards	137,550	382,409
Advertising and promotion expenses in excess of deduction limit	315,708	334,697
Payroll and expense accrued	98,889	99,007
Others	2,085	3,612
Less: valuation allowance	(554,232)	(819,725)

Total deferred tax assets, net	—	—

F-4
5

YOUDAO, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts in thousands, except for share and per share data unless otherwise stated)
10. Taxation (Continued)
(c) Deferred tax assets (Continued)

The following table sets forth the movement of the valuation allowances for deferred tax assets for the periods presented:

	For the year ended December 31,
	2020	2021
	RMB	RMB
Balance as of January 1	252,069	554,232
Change of valuation allowance	302,163	265,493

Balance as of December 31	554,232	819,725

The tax losses of the Group expire over different time intervals depending on local jurisdiction. Certain HNTE entity’s expiration period for tax losses has been extended from five years to ten years in 2018, other entities’ expiration period for tax losses maintains as five years. Tax losses of Company’s subsidiary incorporated in Hong Kong can be carried forward indefinitely to offset future taxable income. As of December 31, 2021, certain entities of the Group had net operating tax loss carry forwards as follows:

RMB
Loss expiring in 2022	—
Loss expiring in 2023	139,448
Loss expiring in 2024	141,556
Loss expiring in 2025	188,518
Loss expiring in 2026	240,483
Loss expiring in 2027	112,069
Loss expiring in 2028	201,070
Loss expiring in 2029	230,257
Loss expiring in 2030 and thereafter	1,126,120

2,379,521

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

F-4
6

YOUDAO, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts in thousands, except for share and per share data unless otherwise stated)
10. Taxation (Continued)
(d) Withholding income tax (Continued)

To the extent that subsidiaries and VIEs of the Group
have
undistributed earnings, the Group will accrue appropriate expected withholding tax associated with repatriation of such undistributed earnings. As of December 31, 2020 and 2021, the Group did not record any withholding tax as the PRC entities were still in accumulated deficit position.
11. Taxes Payable
The following is a summary of taxes payable as of December 31, 2020 and 2021:

	As of December 31,
	2020	2021
	RMB	RMB
VAT payable	3,325	30,582
Withholding individual income taxes for employees	48,692	14,724
Enterprise income taxes payable	2,503	7,656
Others	375	361

Total	54,895	53,323

12. Accrued Liabilities and Other Payables
The following is a summary of accrued liabilities and other payables as of December 31, 2020 and 2021:

	As of December 31,
	2020	2021
	RMB	RMB
Accrued marketing expenses	257,216	173,944
Accrued liabilities for learning services and online marketing services	136,605	141,521
Operating lease liabilities-current portion	29,982	46,688
Accrued technical expenses	24,000	29,890
Accrued administrative expenses	23,777	26,717
Accrued outside labor service fee	64,799	22,975
Payables for property, equipment and software	7,068	14,088
Deferred government grant	21,376	11,503
Warehousing and logistics fee	8,034	11,323
Accrued professional fee	11,811	10,177
Unpaid consideration for business combination	—	5,129
Deposits payable to service providers	1,823	1,762
Others	15,553	19,850

Total	602,044	515,567

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
On February 10, 2021, the Company completed the
follow-on
public offering on NYSE, by which, the Company sold a total of 7,000,000 ADSs, each representing one of our Class A ordinary shares, par value US$0.0001 per share. The Company received total net proceeds of approximately US$231.6 million after deducting US$6.4 million of underwriter commissions and relevant offering expenses.
As of December 31, 2020 and 2021, the Company had 114,729,466 and 123,267,785 ordinary shares issued and outstanding, respectively.
14. Convertible Redeemable Preferred Shares
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
14. Convertible Redeemable Preferred Shares (Continued)
Conversion right (Continued)

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

14. Convertible Redeemable Preferred Shares (Continued)

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
All of the preferred shares were converted to Class A ordinary shares upon the completion of the Group’s IPO in October 2019. The Company’s preferred shares activities for the year ended December 31, 2019 are summarized as below:

	Balance as of January 1, 2019	Accretions of preferred shares to redemption value	Conversion into Class A ordinary shares upon IPO upon IPO	Balance as of December 31, 2019
Series A preferred shares
Number of shares (in thousands)	6,815	—	(6,815)	—
Amount (RMB in thousands)	460,652	35,893	(496,545)	—

F-5
0

YOUDAO, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts in thousands, except for share and per share data unless otherwise stated)

15. Others, Net

	For the year ended December 31,
	2019	2020	2021
	RMB	RMB	RMB
Government grants	18,087	28,644	42,202
Fair value changes of short-term investments	863	9,396	28,810
Donation	(1,620)	(1,459)	(9,801)
Impairment of long-term investments	—	—	(7,000)
VAT exemption due to the COVID-19 (Note 10)	—	51,889	(5,353)
Foreign exchange gains/(losses)	3,279	(23,935)	(5,005)
Loss from lease termination	—	—	(2,809)
Remeasured loss from previously held interest (Note 5)	—	—	(2,456)
Others	(545)	(3,483)	(1,915)

Total	20,064	61,052	36,673

16. Share-based Compensation
The table below sets forth the allocation of share-based compensation expenses:

	For the year ended December 31,
	2019	2020	2021
	RMB	RMB	RMB
Cost of revenues	3,642	4,641	7,862
Sales and marketing expenses	2,007	4,821	10,521
Research and development expenses	9,241	19,738	33,775
General and administrative expenses	8,446	7,225	20,043

Total	23,336	36,425	72,201

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

F-5
1

YOUDAO, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts in thousands, except for share and per share data unless otherwise stated)
16. Share-based Compensation (Continued)
NetEase Plan (Continued)

(b) Share-based compensation expenses
NetEase recognizes share-based compensation expenses in its consolidated statements of operations and comprehensive loss based on awards ultimately expected to vest, after considering estimated forfeitures. Forfeitures are estimated based on the NetEase’s historical experience over the last five years and revised in subsequent periods if actual forfeitures differ from those estimates.
The corresponding share-based compensation expenses were allocated to the Group based on grants to the Group’s employees, amounting to RMB4,356, RMB2,682 and RMB1,043 which is treated as deemed contribution from NetEase Group and recorded in additional paid-in
capital, for the years ended December 31, 2019, 2020 and 2021, respectively.
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
(b) Valuation
The Group uses binomial option pricing model to determine fair value of the share-based awards. The fair value of each option granted for the years ended December 31, 2019, 2020 and 2021 is estimated on the date of grant using the following assumptions:

	For the year ended December 31,
	2019	2020	2021
Expected volatility	46.50%-46.90%	48.90%-52.20%	52.40%-62.40%
Expected dividends yield	0%	0%	0%
Risk-free interest rate	2.10%-2.60%	0.30%-1.69%	0.58%-0.87%
Expected term (in years)	6	6	6
Fair value of underlying ordinary share (US$)	6.35-7.29	16.00-42.31	9.44-35.99
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

F-5
2

YOUDAO, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts in thousands, except for share and per share data unless otherwise stated)
16. Share-based Compensation (Continued)
Youdao Plan (Continued)
(b) Valuation (Continued)

The following table presents a summary of the Company’s options activities for the years ended December 31, 2019, 2020 and 2021:

	Number of options	Weighted average exercise price per share	Weighted average remaining contractual life	Aggregate intrinsic value
	(in thousands)	US$	Years	US$
Outstanding as of January 1, 2019	6,991	2.13	3.40	29,468
Granted	2,072	3.50
Forfeited	(734)	2.60

Outstanding as of December 31, 2019	8,329	2.43	3.06	97,000

Granted	888	4.00
Exercised	(2,962)	1.84
Forfeited	(353)	3.14

Outstanding as of December 31, 2020	5,902	2.92	3.07	139,326

Granted	1,095	4.50
Exercised	(1,538)	2.45
Forfeited	(554)	3.75

Outstanding as of December 31, 2021	4,905	3.33	2.94	44,871

Vested and exercisable as of December 31, 2020	2,182	2.32	1.89	52,828
Vested and exercisable as of December 31, 2021	1,841	2.66	1.71	18,085
The weighted average grant date fair value of share options granted during the years ended December 31, 2019, 2020 and 2021 were US$4.12, US$23.37 and US$23.30, respectively. The total fair value of options vested during the years ended December 31, 2019, 2020 and 2021 were RMB2,771, RMB11,087 and RMB34,618 (US$5,432), respectively.
Under the option plan, options are only exercisable subject to the grantee’s continuous service and completion of the Company’s IPO, and options for which the service condition has been satisfied are forfeited should employment terminate before the Company’s public listing. As the effectiveness of an IPO is not within the control of the Company, it is not deemed probable to occur for accounting purposes until the effective date of the IPO which was on October 24, 2019. Therefore, for the year ended December 31, 2019, no compensation expenses were recorded for the share options granted to the Group’s employees. As of December 31, 2021, the unrecognized compensation expenses related to the options granted under the 2015 Plan was estimated to US$16,639 (RMB106,034) and is expected to be recognized through the remaining vesting period of each grant. As of December 31, 2021, the weighted average remaining vesting period was 2.36 years.

F-5
3

YOUDAO, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts in thousands, except for share and per share data unless otherwise stated)

17. Net Loss per Share
The following table sets forth the computation of basic and diluted net loss per share for the years ended December 31, 2019, 2020 and 2021:

	For the year ended December 31,
	2019	2020	2021
	RMB	RMB	RMB
Numerator:
Net loss from continuing operations attributable to ordinary shareholders of the Company	(496,318)	(798,462)	(895,388)
Net loss from discontinued operations attributable to ordinary shareholders of the Company	(141,078)	(954,327)	(100,267)

Net loss attributable to ordinary shareholders of the Company	(637,396)	(1,752,789)	(995,655)

Denominator:
Weighted average number of ordinary shares/ADSs outstanding, basic	95,445,982	112,864,452	121,650,907
Weighted average number of ordinary shares/ADSs outstanding, diluted	95,445,982	112,864,452	121,650,907
Net loss per share/ADS from continuing operations attributable to ordinary shareholders of the Company, basic	(5.20)	(7.07)	(7.36)

Net loss per share from discontinued operations attributable to ordinary shareholders of the Company, basic	(1.48)	(8.46)	(0.82)

Net loss per share/ADS, basic	(6.68)	(15.53)	(8.18)

Net loss per share/ADS from continuing operations attributable to ordinary shareholders of the Company, diluted	(5.20)	(7.07)	(7.36)

Net loss per share from discontinued operations attributable to ordinary shareholders of the Company, diluted	(1.48)	(8.46)	(0.82)

Net loss per share/ADS, diluted	(6.68)	(15.53)	(8.18)

Basic and diluted loss per share are computed using the weighted average number of ordinary shares/ADS outstanding during the period.
Options for the purchase of 5,047,330, 6,363,378 and 3,685,694 ordinary shares as of December 31, 2019, 2020 and 2021, respectively, were excluded from the
c
omputation of diluted net loss per share for the years then ended because of their anti-dilutive effect.

F-5
4

YOUDAO, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts in thousands, except for share and per share data unless otherwise stated)

18. Financial Instruments
Fair value
The following table sets forth the major financial instruments, measured at fair value, by level within the fair value hierarchy as of December 31, 2020 and 2021:

	Fair value measurements
	Total	Significant other observable inputs (Level 2)
	RMB	RMB
As of December 31, 2020
Short-term investments	584,999	584,999

Total	584,999	584,999

As of December 31, 2021
Short-term investments	503,831	503,831

Total	503,831	503,831

The rates of interest under the loan agreements from NetEase Group were determined based on the prevailing interest rates in the market
. The Group classifies the valuation techniques that use these inputs as Level 2 of fair value measurements of short-term loans and long-term loans. For other financial assets and liabilities with carrying values that approximate fair value, if measured at fair value in the financial statements, these financial instruments would be classified as Level 3 in the fair value hierarchy.

F-5
5

YOUDAO, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts in thousands, except for share and per share data unless otherwise stated)

19. Commitments and Contingencies
(a) Commitments
As of December 31, 2021, the Group’s future minimum commitments under non-cancelable
agreements were as follows:

	Less than one year	One to three years	More than three years	Total
	RMB	RMB	RMB	RMB

Purchase commitments	187,548	700	—	188,248
Capital commitments	6,070	—	—	6,070

Total	193,618	700	—	194,318

Purchase commitments mainly include commitments for content, marketing activities and purchase of smart devices.
Capital commitments mainly include commitments on purchase of fixed assets and the payment on leasehold improvements.
(b) Litigation
From time to time, the Group is involved in claims and legal proceedings that arise in the ordinary course of business. Based on currently available information, management does not believe that the ultimate outcome of any unresolved matters, individually and in the aggregate, is reasonably possible to have a material adverse effect on the Group’s financial position, results of operations or cash flows. However, litigation is subject to inherent uncertainties and the Group’s view of these matters may change in the future. The Group records a liability when it is both probable that a liability has been incurred and the amount of the loss can be reasonably estimated. The Group reviews the need for any such liability on a regular basis. The Group has not recorded any material liabilities in this regard as of December 31, 2020 and 2021.
20. Related Party Transactions
During the years ended December 31, 2019, 2020 and 2021, other than disclosed elsewhere, the Group had the following material related party transactions:

Name of entity or individual	Relationships with the Group
NetEase Group	Control or under common control

F-5
6

YOUDAO, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts in thousands, except for share and per share data unless otherwise stated)
20. Related Party Transactions (Continued)

(a) Transactions with related parties

	For the year ended December 31,
	2019	2020	2021
	RMB	RMB	RMB
Services and products provided to NetEase Group
Learning services provided to NetEase Group	2,913	5,826	7,360
Smart devices provided to NetEase Group	11,418	7,607	6,607
Online marketing services provided to NetEase Group	23,249	15,860	9,823

Services and products purchased from NetEase Group
Services purchased from NetEase Group	66,280	163,487	143,186
Fixed assets and inventories purchased from NetEase Group	18,222	2,198	2,489

Loan related transactions
Interest expenses on loans from NetEase Group	30,232	31,215	31,644
Addition of long-term loans from NetEase Group	—	—	257,522

Equity related transactions
Deemed contribution related to acquisition of businesses under common control (Note 1)	69,603	—	—
Deemed distribution to NetEase	—	2,060	4,171
Share-based compensation under NetEase Plan	4,356	2,682	1,043

Other transactions
Disposal of Youdao Cloudnote business to NetEase Group	—	670	—
Learning services provided to NetEase Group mainly refer to the translation services provided to the entities within NetEase Group.
Smart devices provided to NetEase Group mainly refer to the arrangements where entities within NetEase Group acts as the distributor to sell smart devices, the revenues of which are recognized upon the delivery to the customer.
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

7

YOUDAO, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts in thousands, except for share and per share data unless otherwise stated)
20. Related Party Transactions (Continued)

(b) Balances with related parties

	As of December 31,
	2020	2021
	RMB	RMB
Amounts due from NetEase Group	4,081	6,192
Amounts due to NetEase Group	67,230	83,041
Short-term loans from NetEase Group	878,000	878,000
Long-term loans from NetEase Group	—	255,028
Short-term loans as of December 31, 2020 and 2021 amounted to RMB878,000, respectively, which consisted of entrustment loans from NetEase Group through banks denominated in RMB. All of these loans were repayable within one year. The effective interest rate for the outstanding loans for the years ended December 31, 2020 and 2021 ranged from approximately 3.5% to 3.9% per annum. The interest expense was RMB30,232, RMB31,215 and RMB31,028 for the years ended December 31, 2019, 2020 and 2021, respectively.
In April 2021, the Group entered into a
three
-year US$300.0 million revolving loan facility agreement with NetEase
, which was intended for general working capital.
 The facility was priced at 110 basis points over LIBOR. As of December 31, 2021, the
Group
had drawn down US$40.0 million under the facility with maturity dated March 31, 2024. The interest expense was RMB616 for the year ended December 31, 2021.
21. Segment Information
As disclosed in Note 2(ee), operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker (“CODM”), or decision-making group, in deciding how to allocate resources and in assessing performance. The Group’s CODM is the Chief Executive Officer. The Group’s organizational structure is based on a number of factors that the CODM uses to evaluate, view and run its business operations which include, but are not limited to, customer base, homogeneity of products and technology. The Group’s operating segments are based on this organizational structure and information reviewed by the Group’s CODM to evaluate the operating segment results.
Effective in the fourth quarter of 2020, the Group changed its segment disclosure to separately report the results of its smart devices business. As a result, the Group now reports segments as learning services, smart devices and online marketing services. This change in segment reporting aligns with the manner in which the Group’s CODM currently receives and uses financial information to allocate resources and evaluate the performance of reporting segments. This change in segment presentation does not affect consolidated balance sheets, consolidated statements of operations and comprehensive loss or consolidated statements of cash flows. The Group retrospectively revised prior year segment information, to conform to current year presentation.
The Group currently does not allocate operating expenses or assets to its segments, as its CODM does not use such information to allocate resources or evaluate the performance of the operating segments.

F-
58

YOUDAO, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts in thousands, except for share and per share data unless otherwise stated)
21. Segment Information (Continued)

The table below provides a summary of the Group’s segment results for the years ended December 31, 2019, 2020 and 2021.

	For the year ended December 31,
	2019	2020	2021
	RMB	RMB	RMB
Net revenues:
Learning services	602,353	1,513,960	2,441,421
Smart devices	152,044	539,962	980,424
Online marketing services	453,013	472,884	593,949

Total net revenues	1,207,410	2,526,806	4,015,794

Cost of revenues:
Learning services	451,164	716,504	980,700
Smart devices	107,609	355,970	618,925
Online marketing services	313,592	346,895	427,331

Total cost of revenues	872,365	1,419,369	2,026,956

Gross margin:
Learning services	25%	53%	60%
Smart devices	29%	34%	37%
Online marketing services	31%	27%	28%
Total gross margin	28%	44%	50%

F-
59

YOUDAO, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts in thousands, except for share and per share data unless otherwise stated)

22. Restricted Net Assets
Relevant PRC laws and regulations permit PRC companies to pay dividends only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Additionally, the Company’s PRC subsidiaries and VIEs can only distribute dividends upon approval of the shareholders after they have met the PRC requirements for appropriation to the general reserve fund and the statutory surplus fund respectively. The general reserve fund and the statutory surplus fund require that annual appropriations of 10% of net after-tax
income should be set aside prior to payment of any dividends. As a result of these and other restrictions under PRC laws and regulations, the PRC subsidiaries and VIEs are restricted in their ability to transfer a portion of their net assets to the Company either in the form of dividends, loans or advances, which restricted portion amounted to approximately RMB236.9 million as of December 31, 2021. Even though the Company currently does not require any such dividends, loans or advances from the PRC subsidiaries and VIEs for working capital and other funding purposes, the Company may in the future require additional cash resources from its PRC subsidiaries and VIEs due to changes in business conditions, to fund future acquisitions and developments, or merely declare and pay dividends to or distributions to the Company’s shareholders.
23. Subsequent Events
In 2022 until the date of this report, the Company has further drawn down US$30.0 million long-term loans under the US$300.0 million revolving loan facility with maturity dated March 31, 2024 from the NetEase Group.
24. Parent Company Only Condensed Financial Information
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
The Company did not have significant capital and other commitments, or guarantees as of December 31, 2021.

F-6
0

YOUDAO, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts in thousands, except for share and per share data unless otherwise stated)
24. Parent Company Only Condensed Financial Information (Continued)

Condensed Balance Sheets

	As of December 31,
	2020	2021	2021
	RMB	RMB	US$
			Note 2(f)
ASSETS
Cash and cash equivalents	117,400	122,765	19,265
Amounts due from Youdao Group Companies	1,011,360	2,658,772	417,219
Prepayment and other current assets	9,277	229	36

Total assets	1,138,037	2,781,766	436,520

LIABILITIES AND SHAREHOLDERS’ DEFICIT
Amounts due to NetEase Group	2,059	221	35
Accrued liabilities and other payables	3,655	2,573	403

Investments in subsidiaries and VIEs	2,536,385	3,328,600	522,330

Other non-current liabilities	4,043	2,411	378
Long-term loans from NetEase Group	—	255,028	40,019

Total liabilities	2,546,142	3,588,833	563,165

Shareholders’ deficit:
Class A ordinary shares, US$0.0001 par value	18	24	4
Class B ordinary shares, US$0.0001 par value	56	56	9
Additional paid-in capital	2,309,963	3,913,946	614,184
Accumulated deficit	(3,674,034)	(4,671,195)	(733,012)
Accumulated other comprehensive los s	(47,058)	(54,354)	(8,529)
Statutory reserves	2,950	4,456	699

Total shareholders’ deficit	(1,408,105)	(807,067)	(126,645)

Total liabilities and shareholders’ deficit	1,138,037	2,781,766	436,520

F-6
1

YOUDAO, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts in thousands, except for share and per share data unless otherwise stated)
24. Parent Company Only Condensed Financial Information (Continued)

Condensed Statements of Operations and Comprehensive Loss

	For the year ended December 31,
	2019	2020	2021	2021
	RMB	RMB	RMB	US$
				Note 2(f)
Operating expenses:
General and administrative expenses	(17,255)	(13,008)	(13,048)	(2,048)

Total operating expenses	(17,255)	(13,008)	(13,048)	(2,048)

Loss from operations	(17,255)	(13,008)	(13,048)	(2,048)
Interest income	5,396	22,060	5,246	823
Interest expense	—	—	(616)	(97)
Others, net	(4,492)	792	2,289	359
Share of loss of subsidiaries and VIEs	(585,152)	(1,762,633)	(989,148)	(155,219)
Loss before tax	(601,503)	(1,752,789)	(995,277)	(156,182)
Income tax expenses	—	—	(378)	(59)

Net loss	(601,503)	(1,752,789)	(995,655)	(156,241)
Accretions of convertible redeemable preferred shares to redemption value (Note 14)	(35,893)	—	—	—

Net loss attributable to ordinary shareholders of the Company	(637,396)	(1,752,789)	(995,655)	(156,241)

Net loss	(601,503)	(1,752,789)	(995,655)	(156,241)
Other comprehensive loss:
Foreign currency translation adjustment	(15,023)	(32,531)	(7,296)	(1,145)

Total other comprehensive los s	(15,023)	(32,531)	(7,296)	(1,145)

Total comprehensive loss	(616,526)	(1,785,320)	(1,002,951)	(157,386)
Accretions of convertible redeemable preferred shares to redemption value (Note 14)	(35,893)	—	—	—

Comprehensive loss attributable to ordinary shareholders of the Company	(652,419)	(1,785,320)	(1,002,951)	(157,386)

2

YOUDAO, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts in thousands, except for share and per share data unless otherwise stated)
24. Parent Company Only Condensed Financial Information (Continued)

Condensed Statements of Cash Flows

	For the year ended December 31,
	2019	2020	2021	2021
	RMB	RMB	RMB	US$
				Note 2(f)
Cash flows from operating activities:
Net cash (used in)/provided by operating activities	(782)	14,409	(9,040)	(1,419)

Cash flows from investing activities:
Placement s of time deposits	(1,270,536)	(20,663)	(897,916)	(140,903)
Proceeds from maturities of time deposits	—	1,257,689	907,759	142,447
Loans to subsidiaries	(132,062)	(1,236,543)	(1,759,925)	(276,171)
Payment for long-term investment	—	(670)	—	—

Net cash used in investing activities	(1,402,598)	(187)	(1,750,082)	(274,627)

Cash flows from financing activities:
Proceeds from the issuance of IPO shares, net of issuance cost	630,364	—	—	—
Proceeds from concurrent private placement	881,662	—	—	—
Proceeds from long-term loans from NetEase Group	—	—	257,522	40,411
Proceeds from the issuance of follow-on offering shares, net of issuance cost (Note 13)	—	—	1,498,627	235,167
Payment of offering expenses	—	(7,909)	—	—
Proceeds from issuance of ordinary shares pursuant to incentive plan	—	34,468	27,564	4,326

Net cash provided by financing activities	1,512,026	26,559	1,783,713	279,904

Effect of exchange rate changes on cash and cash equivalents	(771)	(34,691)	(19,226)	(3,016)

Net increase in cash and cash equivalents	107,875	6,090	5,365	842
Cash and cash equivalents at the beginning of the year	3,435	111,310	117,400	18,423

Cash and cash equivalents at the end of the year	111,310	117,400	122,765	19,265

F-6
3