Form 20-F
period 2022-12-31
Youdao, Inc.
filed 2023-04-27
CIK 1781753

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM

20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December
31, 2022
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
124,795,260 ordinary shares, comprised of 36,506,900 Class A ordinary shares, par value US$0.0001 per share, and 88,288,360 Class B ordinary shares, par value US$
0.0001
per share, as of December 31, 2022.
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

12b-2

of the Exchange Act.

Large Accelerated Filer	☐	Accelerated Filer	☒	Non-accelerated Filer	☐
				Emerging Growth Company	☐
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
Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.  ☒
If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements.  ☐
Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to

§240.10D-1(b).  ☐
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

INTRODUCTION

Except where the context otherwise indicates and for the purpose of this annual report only:

•	“Academic AST Business” refers to after-school tutoring services for academic subjects included in China’s compulsory education system;

•	“ADSs” refers to our American depositary shares, each of which represents one Class A ordinary share;

•	“AST” refers to after-school tutoring;

•	“CAC” refers to the Cyberspace Administration of China;

•	“Class A ordinary shares” refers to our Class A ordinary shares, par value US$0.0001 per share;

•	“Class B ordinary shares” refers to our Class B ordinary shares, par value US$0.0001 per share;

•	“gross billings” for a specific period refers to the total amount of consideration for our tutoring services, net of the total amount of refunds, in such period;

•	“Linjiedian Education” refers to Hangzhou NetEase Linjiedian Education Technology Co., Ltd., a company incorporated under PRC laws;

•	“MAA” refers to the fourth amended and restated memorandum and articles of association of our company, currently effective;

•	“NetEase” refers to NetEase, Inc. (NASDAQ: NTES; HKEX: 9999), our controlling shareholder;

•	“NetEase Group” refers to NetEase, its subsidiaries, consolidated VIEs and VIEs’ subsidiaries, other than the Youdao Group Companies;

•	“NYSE” refers to the New York Stock Exchange;

•	“paid courses” refers to our tutoring services for which we charge not less than RMB50 per course package;

•

“paid user enrollments” for a specified period refers to the cumulative number of paid courses enrolled in by our users, including multiple paid courses enrolled in by the same user, after deducting the number of courses the tuition of which were fully refunded;

•	“preferred shares” prior to our initial public offering refers to our Series A preferred shares, par value US$0.0001 per share;

•	“RMB” or “Renminbi” refers to the legal currency of China;

•	“SEC” refers to the U.S. Securities and Exchange Commission

•	“shares” or “ordinary shares” refers to our Class A and Class B ordinary shares, per value US$0.0001 per share;

•	“STEAM courses” refers to courses that offer science, technology, engineering, the arts and mathematics as access points for guiding student inquiry, dialogue, and critical thinking;

•

“user enrollments” for a specified period refers to the cumulative number of courses enrolled in by our users, including multiple courses enrolled in by the same user, after deducting the number of courses the tuition of which were fully refunded;

•	“US$,” “dollars” or “U.S. dollars” refers to the legal currency of the United States;

•

“variable interest entities” or “VIEs” refers to the PRC entities of which, through certain contractual arrangements, we have power to exert control over the management, and financial and operating policies and have the right to recognize and receive substantially all the economic benefits and in which we have an exclusive option to purchase all or part of the equity interests at the minimum price possible to the extent permitted by PRC law, which allows us to be considered the primary beneficiary of the VIEs for accounting purposes, and to consolidate their operating results in our financial statements under the U.S. GAAP, to the extent the conditions for consolidation of the VIEs under the U.S. GAAP are satisfied;

•	“Youdao,” “we,” “us,” “our company” or “our” refers to Youdao, Inc., a Cayman Islands company and its subsidiaries, unless otherwise indicated;

•	“Youdao Computer” refers to Beijing NetEase Youdao Computer System Co., Ltd., a company incorporated under PRC laws;

•	“Youdao Group Companies” refers to Youdao, Inc., its subsidiaries, the VIEs and the VIEs’ subsidiaries;

•	“Youdao Guangzhou Computer” refers to Youdao (Guangzhou) Computer System Co., Ltd., a company incorporated under PRC laws;

•	“Youdao Hangzhou” refers to NetEase Youdao Information Technology (Hangzhou) Co., Ltd., a company incorporated under PRC laws;

•	“Youdao HK” refers to Youdao (Hong Kong) Limited, a company incorporated under Hong Kong laws;

•	“Youdao Information” refers to NetEase Youdao Information Technology (Beijing) Co., Ltd., a company incorporated under PRC laws; and

•	“Youdao Smart Technology” refers to NetEase Youdao (Hangzhou) Smart Technology Co., Ltd., a company incorporated under PRC laws.

We generate MAUs from the users of our products and services. With respect to the MAU data used in this annual report:

•

“monthly active user(s)” or “MAU(s)” for a specified period, with respect to each of our products and services (except for smart devices), refers to the average of the monthly number of unique mobile or PC devices, as the case may be, through which such product and service is accessed at least once in that month. Our total MAUs for a given month is calculated by combining the MAUs of our various products and services (except for smart devices) for that month (duplicate access to different products and services is not eliminated from the calculation); our MAUs are calculated using internal company data, treating each distinguishable device as a separate MAU even though some users may access our products and services using more than one device and multiple users may access our services using the same device; and

•

“average total MAUs” for a given period refers to the monthly average of the sum of our total MAUs of such period; and our MAUs are calculated using internal company data, treating each distinguishable device as a separate MAU even though some users may access our products and services using more than one device and multiple users may access our services using the same device.

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

Unless otherwise noted, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this annual report are made at RMB6.8972 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on December 30, 2022. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, or at all.

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

Youdao, Inc. is a Cayman Islands holding company with no operations of its own. Youdao, Inc. conducts its operations in China through its PRC subsidiaries NetEase Youdao Information Technology (Beijing) Co., Ltd. (“Youdao Information”), NetEase Youdao Information Technology (Hangzhou) Co., Ltd. (“Youdao Hangzhou”) and NetEase Youdao (Hangzhou) Smart Technology Co., Ltd. (“Youdao Smart Technology”), as well as through Beijing NetEase Youdao Computer System Co., Ltd. (“Youdao Computer”), Hangzhou NetEase Linjiedian Education Technology Co., Ltd. (“Linjiedian Education”) and Youdao (Guangzhou) Computer System Co., Ltd. (“Youdao Guangzhou Computer”), which we refer to as the consolidated variable interest entities, or the VIEs, and their subsidiaries. As used in this annual report, “we,” “us,” “our company,” “our,” or “Youdao” refers to Youdao, Inc. and its subsidiaries, unless otherwise indicated. We and our direct and indirect subsidiaries do not, and it is virtually impossible for us and our subsidiaries to, have any equity interests in the VIEs as current PRC laws and regulations restrict foreign investment in companies that engage in value-added telecommunication services. As a result, we depend on certain contractual arrangements with the VIEs, which allows us to be considered the primary beneficiary of the VIEs for accounting purposes, and to consolidate their operating results in our financial statements under the U.S. GAAP, to the extent the conditions for consolidation of the VIEs under U.S. GAAP are satisfied. Nonetheless, investors in our equity securities should note that they are purchasing equity securities of a Cayman Islands holding company rather than equity securities issued by our subsidiaries or the VIEs. Neither such investors nor the holding company itself have an equity ownership in, direct investment in, or control of, through such ownership or investment, the VIEs. Investors who are non-PRC residents may never directly hold equity interests in the VIEs under current PRC laws and regulations.

The VIE structure involves unique risks to investors in the ADSs. In 2020, 2021 and 2022, the amount of revenues generated by the VIEs and their subsidiaries accounted for 71.0%, 68.5% and 70.1%, respectively, of our total net revenues. As of December 31, 2021 and 2022, the total assets of the VIEs and their subsidiaries, excluding amounts due from other companies in the Youdao Group Companies, equaled to 50.3% and 34.6% of our consolidated total assets as of the same dates, respectively. The historical fluctuations in such percentage are primarily due to changes in the restricted cash balance in the government custodian account of the VIEs. As of the date of this annual report, to our best knowledge, the contractual agreements with the VIEs have not been tested in a court of law in the PRC. If the PRC government deems that our contractual arrangements with the VIEs do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to material penalties or be forced to relinquish our interests in those operations or otherwise significantly change our corporate structure. We and our investors face significant uncertainty about potential future actions by the PRC government that could affect the legality and enforceability of the contractual arrangements with the VIEs and, consequently, significantly affect our ability to consolidate the financial results of the VIEs and the financial performance of our company as a whole. Our Class A ordinary shares, our ADSs or other equity securities may decline in value or become worthless if we are unable to effectively enforce our contractual control rights over the assets and operations of the VIEs. For a detailed discussion of the risk and uncertainties associated with the VIE structure, see “Item 3. Key Information—3.D. Risk Factors—Risks Related to Our Corporate Structure—There are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations, and rules relating to the agreements that establish the VIE structure for our and the VIEs’ operations in China, including potential future actions by the PRC government, which could affect the enforceability of our contractual arrangements with the VIEs and, consequently, significantly affect the financial condition and results of operations performance of Youdao. If the PRC government finds our contractual arrangements non-compliant with relevant PRC laws, regulations, and rules, or if these laws, regulations, and rules or the interpretation thereof change in the future, we could be subject to severe penalties or be forced to relinquish our interests in the VIEs” and the other risk factors discussed under “Item 3. Key Information—3.D. Risk Factors—Risks Related to Our Corporate Structure.”

Implication of the Holding Foreign Companies Accountable Act

Pursuant to the Holding Foreign Companies Accountable Act, if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspections by the PCAOB for two consecutive years, the SEC will prohibit our shares or the ADSs from being traded on a national securities exchange or in the over-the-counter trading market in the United States. On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong, including our auditor. In May 2022, the SEC conclusively listed us as a Commission-Identified Issuer under the HFCAA following the filing of our annual report on Form 20-F for the fiscal year ended December 31, 2021. On December 15, 2022, the PCAOB issued a report that vacated its December 16, 2021 determination and removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. For this reason, we do not expect to be identified as a Commission-Identified Issuer under the HFCAA after we file this annual report on Form 20-F. Each year, the PCAOB will determine whether it can inspect and investigate completely audit firms in mainland China and Hong Kong, among other jurisdictions. If PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in mainland China and Hong Kong and we continue to use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the SEC, we would be identified as a Commission-Identified Issuer following the filing of the annual report on Form 20-F for the relevant fiscal year. There can be no assurance that we would not be identified as a Commission-Identified Issuer for any future fiscal year, and if we were so identified for two consecutive years, we would become subject to the prohibition on trading under the HFCAA. See “Item 3. Key Information—3.D. Risk Factors—Risks Related to Doing Business in China—The PCAOB had historically been unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections of our auditor in the past has deprived our investors with the benefits of such inspections” and “Item 3. Key Information—3.D. Risk Factors—Risks Related to Doing Business in China—Our ADSs may be prohibited from trading in the United States under the Holding Foreign Companies Accountable Act, or the HFCAA, in the future if the PCAOB is unable to inspect or investigate completely auditors located in China. The delisting of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.”

Contractual Arrangements and Corporate Structure

We are a Cayman Islands company and currently conduct substantially all business operations in the PRC through Youdao Information, Youdao Hangzhou and Youdao Smart Technology, our subsidiaries incorporated in the PRC, and the VIEs and their subsidiaries. Youdao Information maintains a series of contractual arrangements with Youdao Computer and Linjiedian Education. Youdao Hangzhou maintains a series of contractual arrangements with Youdao Guangzhou Computer. We conduct a significant portion of our and the VIEs’ businesses in China through Youdao Computer, Linjiedian Education and Youdao Guangzhou Computer. It is the VIEs that hold certain key operating licenses material to their business operations, provide services to our customers, and enter into contracts with our suppliers. We operate our and the VIEs’ businesses this way because PRC laws and regulations restrict foreign investment in companies that engage in value-added telecommunication services. These contractual arrangements entered into with the VIEs allow us to (i) be considered as the primary beneficiary of the VIEs, (ii) receive substantially all of the economic benefits of the VIEs, and (iii) have an exclusive option to purchase all or part of the equity interests in the VIEs when and to the extent permitted by PRC law. These contractual arrangements include the operating agreement, equity pledge agreement, exclusive purchase option agreement, shareholder voting right trust agreement, loan agreement, and cooperation agreement, as the case may be. As a result of these contractual arrangements, we are considered the primary beneficiary of the VIEs for accounting purposes, and consolidate their operating results in our financial statements under U.S. GAAP, to the extent the conditions for consolidation of the VIEs under the U.S. GAAP are satisfied.

We do not have any equity interests in the VIEs which are owned by certain nominee shareholders. As a result, even though these contractual arrangements allow us to be considered the primary beneficiary of the VIEs for accounting purposes, which results in the consolidation of VIEs’ operating results in our financial statements under the U.S. GAAP to the extent the conditions for consolidation of the VIEs under the U.S. GAAP are satisfied, we do not have an equity ownership in, direct investment in, or control of (through such ownership or investment), the VIEs, and we could face heightened risks and costs in enforcing these contractual arrangements, because there are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations, and rules relating to the legality and enforceability of these contractual arrangements. For the risks related to the nominee shareholders of the VIEs, see “Item 3. Key Information—3.D. Risk Factors—Risks Related to our Corporate Structure—Any failure by the VIEs or their shareholders to perform their obligations under our contractual arrangements with them would have a material adverse effect on our business.” If the PRC government finds such agreements to be illegal, we could be subject to severe penalties or be forced to relinquish our interests in the VIEs.

Transfer of Funds and Other Assets

Youdao, Inc., our Cayman Islands holding company, remits funds to our wholly-owned Hong Kong subsidiaries by making capital contributions or providing loans to them, and our Hong Kong subsidiaries remit funds to our PRC subsidiaries by making capital contributions to them. Youdao, Inc. also remits funds to Youdao Information, one of our PRC subsidiaries, by providing loans.

Under relevant PRC laws and regulations, we are permitted to remit funds to the VIEs through loans rather than capital contributions. In 2020, 2021 and 2022, we did not make any loans to the VIEs. The VIEs fund their operations primarily using cash generated from operating and financing activities. For more information, see “Item 4. Information on the Company—4.A. History and Development of the Company—Selected Condensed Consolidating Schedule,” and our consolidated financial statements included elsewhere in this annual report.

As of December 31, 2022, Youdao, Inc. had made cumulative capital contributions of US$125.2 million to our PRC subsidiaries through intermediate holding company, and were accounted as long-term investments of Youdao, Inc. Furthermore, funds equivalent to US$155.0 million, US$257.0 million and US$43.0 million were provided by Youdao, Inc. to Youdao Information through loans in 2020, 2021 and 2022, respectively, which were accounted as loans to subsidiary. These funds have been used by our PRC subsidiaries for their operations. As of December 31, 2022, the loan balance Youdao Information made to the VIEs’ nominee shareholders under the VIE agreements was RMB15.0 million (US$2.2 million). For details, see “Item 4. Information on the Company—4.C. Organizational Structure—Contractual Arrangements with the VIEs and the VIEs’ Respective Shareholders—Loan Agreements.” The VIEs may transfer cash to our PRC subsidiaries by paying service fees in accordance with the relevant contractual arrangements. In 2020, 2021 and 2022, the VIEs transferred RMB3,098.8 million, RMB2,409.3 million and RMB2,944.2 million (US$426.9 million), respectively, to our PRC subsidiaries as payment or prepayment of service fees. Youdao Information and Youdao Hangzhou, our PRC subsidiaries, maintained certain personnel for content production, sales and marketing, research and development, and general and administrative functions to support the operations of the VIEs.

As of December 31, 2021 and 2022, the prepayment of service fees from the VIEs to our PRC subsidiaries amounted to RMB442.1 million and RMB1,395.3 million (US$202.3 million), respectively. As of December 31, 2021 and 2022, the outstanding balance of service fees owed by the VIEs to our PRC subsidiaries amounted to RMB464.7 million and RMB844.1 million (US$122.4 million), respectively. There were no other assets transferred between VIEs and non-VIEs in 2020, 2021 and 2022.

Investors in our securities should note that, to the extent cash in the business is in the PRC or a PRC entity, the funds may not be available to fund operations or for other use outside of the PRC due to interventions in or the imposition of restrictions and limitations on the ability of Youdao, Inc., its subsidiaries, or the VIEs by the PRC government to transfer cash. As advised by our PRC legal counsel, for any amounts owed by the VIEs to our PRC subsidiaries under the VIE agreements, unless otherwise required by PRC tax authorities, we are able to settle such amounts under the current effective PRC laws and regulations, provided that the VIEs have sufficient funds to do so. Our PRC subsidiaries are permitted to pay dividends to their shareholders, and eventually to Youdao, Inc., only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Such payment of dividends by entities registered in China is subject to limitations, which could result in limitations on the availability of cash to fund dividends or make distributions to shareholders of our securities. For example, our PRC subsidiaries and the VIEs are required to make appropriations to certain statutory reserve funds or may make appropriations to certain discretionary funds, which are not distributable as cash dividends except in the event of a solvent liquidation of the companies. For more details, see “Item 3. Key Information—3.D. Risk Factors—Summary of Risk Factors,” “Item 3. Key Information—3.D. Risk Factors—Risks Related to Doing Business in China—We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business,” “—PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay us from making loans or additional capital contributions to our PRC subsidiaries and to make loans to the VIEs, which could materially and adversely affect our liquidity and our ability to fund and expand our and the VIEs’ business” and “—If we are classified as a PRC resident enterprise for PRC enterprise income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders and ADS holders.” Youdao, Inc. has not previously declared or paid any cash dividend or dividend in kind, and has no plan to declare or pay any dividends in the near future on our shares or the ADSs representing our ordinary shares. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business. As of the date of this annual report, we do not have cash management policies in place that dictate how funds are transferred between Youdao, Inc., our subsidiaries, the VIEs and the investors. Rather, the funds can be transferred in accordance with the applicable PRC laws and regulations discussed in this section. See “Item 8. Financial Information—8.A. Consolidated Statements and Other Financial Information—Dividend Policy.”

For the purpose of illustration, the below table reflects the hypothetical taxes that might be required to be paid within China, assuming that: (i) we have taxable earnings, and (ii) we determine to pay a dividend in the future:

Taxation Scenario(1)
Statutory Tax and Standard Rates
Hypothetical pre-tax earnings(2)	100%
Tax on earnings at statutory rate of 25%	-25%
Net earnings available for distribution	75%
Withholding tax at standard rate of 10%(3)	-7.5%
Net distribution to Parent/Shareholders	67.5%

Notes:

(1)

The tax calculation has been simplified for the purpose of this example. The hypothetical book pre-tax earnings amount, which does not consider timing differences, is assumed to equal the taxable income in the PRC.

(2)

Under the terms of the VIE agreements, sales service fees are charged by our PRC subsidiaries to the VIEs. For all the periods presented, these fees are recognized as cost of revenues of the VIEs, with a corresponding amount as service income by our PRC subsidiaries and eliminated in consolidation. For income tax purposes, our PRC subsidiaries and the VIEs file income taxes on a separate company basis. The fees paid are recognized as a tax deduction by the VIEs and as income by our PRC subsidiaries and are tax neutral.

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

Our PRC legal counsel has consulted the competent government authorities which acknowledged that, under the currently effective PRC laws and regulations, a company that has been listed on a foreign stock exchange before the promulgation of the Revised Cybersecurity Review Measures is not required to go through a cybersecurity review by the CAC to conduct a securities offering or to maintain its listing status on the foreign stock exchange on which its securities have been listed. Based on the consultation, our PRC legal counsel is of the opinion that, under the currently effective PRC laws and regulations, we are not required to go through a cybersecurity review by the CAC to conduct a security offering or maintain our listing status on the NYSE. However, there remain substantial uncertainties on the interpretation and implementations of the Cybersecurity Review Measures. If the CSRC, the CAC or other regulatory agencies later require that we obtain their approvals for our future offshore offerings, we may be unable to obtain such approvals in a timely manner, or at all, and such approvals may be rescinded even if obtained. Any such circumstance could significantly limit or completely hinder our ability to continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. In addition, implementation of industry-wide regulations affecting our operations could limit our ability to attract new customers and/or users and cause the value of our securities to significantly decline. Therefore, investors of our company and our business face potential uncertainty from actions taken by the PRC government affecting our business.

As of the date of this annual report, we have not been involved in any investigations or become subject to a cybersecurity review initiated by the CAC based on the Cybersecurity Review Measures, and we have not received any inquiry, notice, warning, sanctions in such respect or any regulatory objections to our listing status from the CAC.

CSRC Filing Required for Overseas Listing and Securities Offerings

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

Moreover, on February 17, 2023, the CSRC released the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies, or the Overseas Listing Trial Measures, and five supporting guidelines, which came into effect on March 31, 2023. Pursuant to the Overseas Listing Trial Measures, domestic companies that seek to offer or list securities overseas, both directly and indirectly, should fulfill the filing procedure and report relevant information to the CSRC. Domestic companies that have been listed on a foreign stock exchange prior to the effective date of the Overseas Listing Trial Measures are not required to complete filing with the CSRC to maintain its listing status on the foreign stock exchange, but are required to file with the CSRC within three working days after such domestic company completes a security offering on the foreign stock exchange on which its securities have been listed. Since the Overseas Listing Trial Measures was newly promulgated, its interpretation, application and enforcement remain unclear. If the filing procedure with the CSRC under the Overseas Listing Trial Measures is required for any future offerings, listing or any other capital raising activities by us, it is uncertain whether we could complete the filing procedure in a timely manner, or at all. We have been closely monitoring regulatory developments in China regarding any necessary approvals from the CSRC, the CAC, or other PRC regulatory authorities required for overseas listings. As of the date of this annual report, we have not received any inquiry, notice, warning, sanction or regulatory objection from the CSRC.

Permission Required from the PRC Authorities for Our Operations and Overseas Securities Offerings

Except as disclosed in “Item 3. Key Information—3.D. Risk Factors—Risk Related to Our Business and Industry—Our compliance with the Opinions on Further Alleviating the Burden of Homework and After-School Tutoring for Students in Compulsory Education and the implementation measures issued by the relevant PRC government authorities has materially and adversely affected and may continue to affect our and the VIEs’ business, financial condition, results of operations and prospect,” “Item 3. Key Information—3.D. Risk Factors—Risk Related to Our Business and Industry—Our failure to obtain, maintain or renew other licenses, approvals, permits, registrations or filings necessary to conduct our and the VIEs’ operations in China could have a material adverse impact on our and the VIEs’ business, financial condition and results of operations” and “Item 3. Key Information—3.D. Risk Factors—Risk Related to Our Business and Industry—We may face risks and uncertainties with respect to the licensing requirement for internet audio-visual programs,” based on the opinion of our PRC legal counsel, we believe our PRC subsidiaries and the VIEs have obtained the requisite licenses and permits from the PRC government authorities that are necessary for their material business operations in China, including the ICP license, the Publication Operation Permit and the Permit for Production and Operation of Radio and TV Program. Given the uncertainties of interpretation and implementation of relevant laws and regulations and the enforcement practice by relevant government authorities, we or any of the VIEs may be required to obtain additional licenses, permits, filings, or approvals for the business operations in the future. If we or any of the VIEs is found to be in violation of any existing or future PRC laws or regulations, or fail to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities would have broad discretion to take actions in dealing with such violations or failures. In addition, if we or any of the VIEs had inadvertently concluded that such approvals, permits, registrations or filings were not required, or if applicable laws, regulations or interpretations change in a way that requires us or any of the VIEs to obtain such approval, permits, registrations or filings in the future, we or the relevant VIEs may be unable to obtain such necessary approvals, permits, registrations or filings in a timely manner, or at all, and such approvals, permits, registrations or filings may be rescinded even if obtained. Any such circumstance may subject us or the relevant VIEs to fines and other regulatory, civil or criminal liabilities, and we or relevant VIEs may be ordered by the competent government authorities to suspend relevant operations, which will materially and adversely affect our and the VIEs’ business operation. For risks relating to licenses and approvals required for our and the VIEs’ operations in China, see “Item 3. Key Information—3.D. Risk Factors—Risks Related to Our Business and Industry—Our failure to obtain, maintain or renew other licenses, approvals, permits, registrations or filings necessary to conduct our and the VIEs’ operations in China could have a material adverse impact on our and the VIEs’ business, financial condition and results of operations” and “Item 3. Key Information—3.D. Risk Factors—Risk Related to Our Business and Industry—We may face risks and uncertainties with respect to the licensing requirement for internet audio-visual programs.”

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

However, there are substantial uncertainties as to how PRC governmental authorities will regulate overseas listings and offerings in general and whether we are required to complete any filing or obtain any specific regulatory approval from the CSRC, the CAC or any other PRC governmental authorities for our future overseas securities offerings. If we had inadvertently concluded that such filings or approvals were not required, or if applicable laws, regulations or interpretations change in a way that requires us to complete such filings or obtain such approvals in the future, we may be unable to fulfill such requirements in a timely manner, or at all, and such approvals may be rescinded even if obtained. Any such circumstance could subject us to penalties, including fines, suspension of business and revocation of required licenses, significantly limit or completely hinder our ability to continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. For more detailed information, see “Item 3. Key Information—3.D. Risk Factors—Risks Related to Our Business and Industry—The approval, filing or other requirements of the China Securities Regulatory Commission or other PRC government authorities may be required under PRC law in connection with our issuance of securities overseas or maintenance of the listing status of our ADSs, and if required, we cannot predict whether or for how long we will be able to obtain such approval or complete such filing or other requirements.”

Organizational Structure

The following chart shows our corporate structure, including our principal subsidiaries and the VIEs as of the date of this annual report.

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

(4)

Shareholders of Youdao Guangzhou Computer are Feng Zhou, our Chief Executive Officer and director, and Yinghui Wu, our Vice President, each holding 99% and 1%, respectively, of Youdao Guangzhou Computer’s equity interests.

Contractual Arrangements with the VIEs and the VIEs’ Respective Shareholders

Current PRC laws and regulations impose certain restrictions or prohibitions on foreign ownership of companies that engage in value-added telecommunication services and certain other businesses. We are a company registered in the Cayman Islands. Youdao Information and Youdao Hangzhou, our PRC subsidiaries, are considered foreign-invested enterprises. To comply with the foregoing restrictions imposed by PRC laws and regulations on foreign investments, we conduct a significant portion of our businesses in China through Youdao Computer, Linjiedian Education and Youdao Guangzhou Computer, the VIEs in the PRC, based on a series of contractual arrangements between us and the VIEs and their respective shareholders. As a result of these contractual arrangements, we are considered the primary beneficiary of the VIEs for accounting purposes, and consolidate their operating results in our financial statements under the U.S. GAAP, to the extent the conditions for consolidation of the VIEs under the U.S. GAAP are satisfied. In 2020, 2021 and 2022, the amount of revenues generated by the VIEs and their subsidiaries accounted for 71.0%, 68.5% and 70.1%, respectively, of our total net revenues. As a result, our ability to pay dividends depends upon dividends paid by our subsidiaries which, in turn, depends on the payment of service fees to our PRC subsidiaries by the VIEs in the PRC pursuant to certain contractual arrangements among our PRC subsidiaries, the VIEs and the VIEs’ shareholders. In 2020, 2021 and 2022, the amount of service fees charged by our PRC subsidiaries to the VIEs was RMB1,964.8 million, RMB3,473.5 million and RMB2,767.8 million (US$401.3 million) (without giving effects to the discontinued operation presentation of our historical financial results as a result of the disposal of our Academic AST Business), respectively. We expect that the amounts of such service fees will increase in the foreseeable future as our PRC business continues to grow.

The following is a summary of the contractual arrangements by and among Youdao Information, Youdao Computer and the shareholders of Youdao Computer. The contractual arrangements with the other VIEs, except for the cooperation agreements, are substantially similar to the corresponding contractual arrangements as discussed below. For the complete text of these contractual arrangements, please see the copies filed as exhibits to this annual report.

In the opinion of Tian Yuan Law Firm, our PRC legal counsel, save for the uncertainties disclosed in this annual report, the contractual arrangements described in the “Item 4. Information on the Company—4.C. Organizational Structure—Contractual Arrangements with the VIEs and the VIEs’ Respective Shareholders” are valid, binding and enforceable under current PRC law. However, our PRC legal counsel has also advised us that there are substantial uncertainties regarding the interpretation and application of current or future PRC laws and regulations. Accordingly, the PRC regulatory authorities may take a view that is contrary to the opinion of our PRC legal counsel. It is uncertain whether any new PRC laws or regulations relating to VIE structure will be adopted or if adopted, how they would affect the VIE structure. We have been further advised by our PRC legal counsel that if the PRC government authorities find that the agreements that establish the structure for operating our value-added telecommunication services and other business do not comply with PRC government restrictions on foreign investment in such businesses, we could be subject to severe penalties including being prohibited from continuing operations. Additionally, these contractual arrangements may not be as effective as equity ownership in providing us with control over the VIEs. If the VIEs or their shareholders fail to perform their respective obligations under such contractual arrangements, we could be limited in our ability to enforce such contractual arrangements in the PRC and may have to incur substantial costs and expend additional resources to enforce such arrangements. We may also have to rely on legal remedies under PRC law, including seeking specific performance or injunctive relief, and claiming damages, which we cannot assure will be effective. Additionally, the ability of our PRC subsidiaries to pay dividends to us is limited by certain PRC legal restrictions on the payment of dividends by PRC companies and foreign exchange control, among others, which prevent us from having unfettered access to our PRC subsidiaries’ and VIEs’ revenues. Our access to the VIEs’ revenues is also limited since we do not have equity ownership in the VIEs and have to rely on the payment of service fees by the VIEs to our PRC subsidiaries. For a more detailed description of the risks related to these contractual arrangements and our corporate structure, please see “Item 3. Key Information—3.D. Risk Factors—Risks Related to Our Corporate Structure” starting from page 38 of this annual report.

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

Linjiedian Education and Youdao Information entered into a cooperation agreement, or the Linjiedian Education Cooperation Agreement, on January 18, 2019, pursuant to which Youdao Information has agreed to provide the following services to Linjiedian Education:

•	the development of computer software (including, but not limited to information management software and other technical software) and technical support and maintenance for computer software operation;

•	licensing of software, trademark, domains, technical secrets and other associated intellectual property rights; and

•	the provision of R&D services in relation to education courseware and teaching support services.

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

Youdao Guangzhou Computer and Youdao Hangzhou entered into a cooperation agreement, or the Youdao Guangzhou Computer Cooperation Agreement, on January 1, 2022, pursuant to which Youdao Hangzhou has agreed to provide the following services to Youdao Guangzhou Computer:

•	the development of computer software (including, but not limited to information management software and other technical software) and technical support and maintenance for computer software operation;

•	licensing of software, trademark, domains, technical secrets and other associated intellectual property rights; and

•	the provision of R&D services in relation to education courseware and teaching support services.

Youdao Guangzhou Computer has agreed to share its monthly income (after tax and expenses) with Youdao Hangzhou in accordance with certain formulas as specified in the Youdao Guangzhou Computer Cooperation Agreement. The Youdao Guangzhou Computer Cooperation Agreement was effective from January 1, 2022 and will continue to be effective unless it is terminated, in case of a material breach of the agreement, by written notice of the non-breaching party.

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

We face various legal and operational risks and uncertainties associated with being based in and having the majority of our and the VIEs’ operations in China. These risks and uncertainties could result in a material change in our and the VIEs’ operations and/or the value of the securities we are registering for sale or could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. The PRC government has significant authority to intervene with or exert influence on the ability of a China-based company, like us, to conduct its business, accept foreign investments or maintain our status as a company listed on a U.S. stock exchange, as the government deems appropriate to further regulatory, political and societal goals.

We also face risks associated with recent statements and regulatory actions by the PRC government, including those related to regulatory approvals of offshore offerings, anti-monopoly regulatory actions, cybersecurity and data privacy, regulations on the use of variable interest entities. For example, the PRC government has recently indicated an intent to exert more oversight over overseas securities offerings and published a series of laws and regulations to regulate such transactions. See “Item 3. Key Information—Recent Regulatory Development” for more information about these new laws and regulations. While we believe, to the best of our knowledge, that our and the VIEs’ business operations do not violate any of the PRC laws and regulations currently in force in all material respects, we cannot guarantee that new rules or regulations promulgated in the future will not impose any additional requirement on us or otherwise tightening the regulations on companies with a VIE structure. If the CSRC or other PRC regulatory agencies determine that prior approval is required for any of our offerings of securities overseas or maintenance of the listing status of the ADSs, we cannot guarantee that we will be able to obtain such approval in a timely manner, or at all. The CSRC or other PRC regulatory agencies also may take actions requiring us, or making it advisable for us, not to proceed with such offering or maintain the listing status of our ADSs. If we proceed with any of such offering or maintain the listing status of our ADSs without obtaining the CSRC’s or other PRC regulatory agencies’ approval to the extent it is required, or if we are unable to comply with any new approval requirements which might be adopted for offerings that we have completed, we may face regulatory actions or other sanctions from the CSRC or other PRC regulatory agencies. These regulatory agencies may impose fines and penalties on our and the VIEs’ operations in China, limit our ability to pay dividends outside of China or accept foreign investments, delay or restrict the repatriation of the proceeds from offering of securities overseas into China or take other actions that could have a material adverse effect on our business, financial condition, results of operations and prospects, as well as the trading price of the ADSs. See “Item 3. Key Information—Recent Regulatory Development” starting from page 5 of this annual report, and “Item 3. Key Information—3.D. Risk Factors—Risks Related to Our Business and Industry—The approval, filing or other requirements of the China Securities Regulatory Commission or other PRC government authorities may be required under PRC law in connection with our issuance of securities overseas or maintenance of the listing status of our ADSs, and, if required, we cannot predict whether or for how long we will be able to obtain such approval or complete such filing or other requirements” on page 35 of this annual report and “Item 3. Key Information—3.D. Risk Factors—Risks Related to Doing Business in China—The PRC government may intervene or influence our and the VIEs’ operations at any time, or may exert more control over our future overseas offerings or foreign investments in us, which could result in a material change in our and the VIEs’ operation and the value of our ADSs” on page 43 of this annual report.

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

3.C. Reason for the Offer and Use of Proceeds

Not applicable.

3.D. Risk Factors

Below please find a summary of the principal risks we face, organized under relevant headings. Unless otherwise indicated, all the legal and operational risks associated with being based in and having operations in the PRC also apply to operations in Hong Kong.

Risks Related to Our Business and Industry

Risks and uncertainties related to our business and industry include, but are not limited to, the following:

•

Risks associated with changes in our business strategies and offerings. For details, see “Item 3. Key Information—3.D. Risk Factors—Risks Related to Our Business and Industry—The changes in our business strategies and offerings may make it difficult to evaluate our future prospects” on page 14 of this annual report.

•

Risks associated with our compliance with the Opinions on Further Alleviating the Burden of Homework and After-School Tutoring for Students in Compulsory Education and the implementation measures. For details, see “Item 3. Key Information—3.D. Risk Factors—Risks Related to Our Business and Industry—Our compliance with the Opinions on Further Alleviating the Burden of Homework and After-School Tutoring for Students in Compulsory Education and the implementation measures issued by the relevant PRC government authorities has materially and adversely affected and may continue to affect our and the VIEs’ business, financial condition, results of operations and prospect” on page 15 of this annual report.

•

Risks associated with our limited history in operating on a consolidated basis and operating certain of our products and services. For details, see “Item 3. Key Information—3.D. Risk Factors—Risks Related to Our Business and Industry—We have a limited history in operating on a consolidated basis and, particularly, operating certain of our products and services. This may make it difficult to evaluate our future prospects and the risks and uncertainties associated with these products and services” on page 16 of this annual report.

•

Risks associated with our ability to develop and apply our technologies to support and expand our product and service offerings in response to the rapid changes in industry trends and users’ preference. For details, see “Item 3. Key Information—3.D. Risk Factors—Risks Related to Our Business and Industry—If we fail to develop and apply our technologies to support and expand our product and service offerings or if we fail to timely respond to the rapid changes in industry trends and users’ preference, we may lose market share and our business may be materially and adversely affected” on page 17 of this annual report.

•

Risks associated with our ability to effectively broaden our monetization models. For details, see “Item 3. Key Information—3.D. Risk Factors—Risks Related to Our Business and Industry—We may not be effective in broadening our monetization channels” on page 17 of this annual report.

•

Risks associated with changes in the user acceptance and market trend of integration of technology and learning. For details, see “Item 3. Key Information—3.D. Risk Factors—Risks Related to Our Business and Industry—The success and future growth of our business will be affected by the user acceptance and market trend of integration of technology and learning” on page 18 of this annual report.

•

Risks associated with our ability to improve or expand our product and service offerings in a timely and cost-effective manner. For details, see “Item 3. Key Information—3.D. Risk Factors—Risks Related to Our Business and Industry—We may not be able to improve or expand our product and service offerings in a timely and cost-effective manner” on page 18 of this annual report.

•

Risks associated with our ability to achieve profitability in the future. For details, see “Item 3. Key Information—3.D. Risk Factors—Risks Related to Our Business and Industry—We have a history of net losses and we may not achieve profitability in the future” on page 18 of this annual report.

•

Risks associated with our ability to maintain and enhance recognition of our brand. For details, see “Item 3. Key Information—3.D. Risk Factors—Risks Related to Our Business and Industry—Our business depends on the continued success of our brand, and if we fail to maintain and enhance recognition of our brand, our reputation and operating results may be harmed” on page 18 of this annual report.

•

Risks associated with our ability to obtain sufficient capital on acceptable terms. For details, see “Item 3. Key Information—3.D. Risk Factors—Risks Related to Our Business and Industry—We require a significant amount of capital to fund our operations and respond to business opportunities. If we cannot obtain sufficient capital on acceptable terms, or at all, our business, financial condition and results of operations may be materially and adversely affected” on page 19 of this annual report.

•

Risks associated with our significant working capital requirements. For details, see “Item 3. Key Information—3.D. Risk Factors—Risks Related to Our Business and Industry—We have significant working capital requirements and have historically experienced working capital deficits. If we continue to experience working capital deficits in the future, our business, liquidity, financial condition and results of operations may be materially and adversely affected” on page 19 of this annual report.

•

Risks associated with our long-term and short-term investments. For details, see “Item 3. Key Information—3.D. Risk Factors—Risks Related to Our Business and Industry—We face risks associated with our long-term and short-term investments” on page 19 of this annual report.

•

Risks associated with a significant interruption in the operations of our suppliers for smart devices. For details, see “Item 3. Key Information—3.D. Risk Factors—Risks Related to Our Business and Industry—A significant interruption in the operations of our suppliers for smart devices could potentially affect our operations and any material misconduct or disputes against our suppliers could potentially harm our business and reputation” on page 22 of this annual report.

•

Risks associated with our ability to obtain the approval, filing or other requirements under PRC law in connection with our issuance of securities overseas or maintenance of the listing status of our ADSs. For details, see “Item 3. Key Information—3.D. Risk Factors—Risks Related to Our Business and Industry—The approval, filing or other requirements of the China Securities Regulatory Commission or other PRC government authorities may be required under PRC law in connection with our issuance of securities overseas or maintenance of the listing status of our ADSs, and, if required, we cannot predict whether or for how long we will be able to obtain such approval or complete such filing or other requirements” on page 35 of this annual report.

Risks Related to Our Relationship with NetEase

Risks and uncertainties related to our relationship with NetEase include, but are not limited to, the following:

•

Risks associated with our ability to benefit from our business cooperation with NetEase. For details, see “Item 3. Key Information—3.D. Risk Factors—Risks Related to Our Relationship with NetEase—If we are no longer able to benefit from our business cooperation with NetEase, our business may be adversely affected” on page 36 of this annual report.

•

Risks associated with having limited experience operating as a stand-alone public company. For details, see “Item 3. Key Information—3.D. Risk Factors—Risks Related to Our Relationship with NetEase—We have limited experience operating as a stand-alone public company” on page 36 of this annual report.

•

Risks associated with any negative development in NetEase’s market position, brand recognition or financial condition. For details, see “Item 3. Key Information—3.D. Risk Factors—Risks Related to Our Relationship with NetEase—Any negative development in NetEase’s market position, brand recognition or financial condition may materially and adversely affect us” on page 36 of this annual report.

Risks Related to Our Corporate Structure

Risks and uncertainties related to our corporate structure include, but are not limited to, the following:

•

Substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations, and rules relating to the agreements that establish the VIE structure for our operations in China. For details, see “Item 3. Key Information—3.D. Risk Factors—Risks Related to Our Corporate Structure—There are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations, and rules relating to the agreements that establish the VIE structure for our and the VIEs’ operations in China, including potential future actions by the PRC government, which could affect the enforceability of our contractual arrangements with the VIEs and, consequently, significantly affect our financial condition and results of operations. If the PRC government finds our contractual arrangements non-compliant with relevant PRC laws, regulations, and rules, or if these laws, regulations, and rules or the interpretation thereof change in the future, we could be subject to severe penalties or be forced to relinquish our interests in the VIEs” on page 38 of this annual report.

•

Risks associated with failure by the VIEs or their shareholders to perform their obligations under our contractual arrangements with them. For details, see “Item 3. Key Information—3.D. Risk Factors—Risks Related to Our Corporate Structure—Any failure by the VIEs or their shareholders to perform their obligations under our contractual arrangements with them would have a material adverse effect on our business” on page 39 of this annual report.

•

Uncertainties with respect to the interpretation and implementation of the enacted Foreign Investment Law. For details, see “Item 3. Key Information—3.D. Risk Factors—Risks Related to Our Corporate Structure—Uncertainties exist with respect to the interpretation and implementation of the enacted Foreign Investment Law and how it may impact our and the VIEs’ business, financial condition and results of operations” on page 40 of this annual report.

•

Risks associated with our reliance on contractual arrangements with the VIEs and their shareholders for a large portion of our business operations. For details, see “Item 3. Key Information—3.D. Risk Factors—Risks Related to Our Corporate Structure—We rely on contractual arrangements with the VIEs and their shareholders for a large portion of our business operations which may not be as effective as equity ownership in providing operational control” on page 40 of this annual report.

Risks Related to Doing Business in China

We are also subject to risks and uncertainties related to doing business in China include, but are not limited to, the following:

•

Risks associated with changes in China’s economic, political or social conditions or government policies. For details, see “Item 3. Key Information—3.D. Risk Factors—Risks Related to Doing Business in China—Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our and the VIEs’ business and operations” on page 42 of this annual report.

•

Uncertainties with respect to the PRC legal system, including uncertainties regarding the enforcement of laws, and sudden or unexpected changes in policies, laws and regulations in China. For details, see “Item 3. Key Information—3.D. Risk Factors—Risks Related to Doing Business in China—Uncertainties with respect to the PRC legal system, including uncertainties regarding the enforcement of laws, and sudden or unexpected changes in policies, laws and regulations in China, could adversely affect us” on page 42 of this annual report.

•

Risks associated with the PRC government intervening or influencing our and the VIEs’ operations at any time, or exerting more control over our future overseas offerings or foreign investments in us. For details, see “Item 3. Key Information—3.D. Risk Factors—Risks Related to Doing Business in China—The PRC government may intervene or influence our and the VIEs’ operations at any time, or may exert more control over our future overseas offerings or foreign investments in us, which could result in a material change in our and the VIEs’ operation and the value of our ADSs” on page 43 of this annual report.

•

Risks associated with investors experiencing difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions in China against us based on foreign laws. For details, see “Item 3. Key Information—3.D. Risk Factors—Risks Related to Doing Business in China—You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions in China, including Hong Kong, against us or our management named in the annual report based on foreign laws” on page 44 of this annual report.

•

Risks associated with our reliance on dividends and other distributions on equity paid by our PRC subsidiaries to fund our cash and financing requirements. For details, see “Item 3. Key Information—3.D. Risk Factors—Risks Related to Doing Business in China—We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business” on page 44 of this annual report.

•

Risks associated with PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion. For details, see “Item 3. Key Information—3.D. Risk Factors—Risks Related to Doing Business in China—PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay us from making loans or additional capital contributions to our PRC subsidiaries and to make loans to the VIEs, which could materially and adversely affect our liquidity and our ability to fund and expand our and the VIEs’ business” on page 45 of this annual report.

•

Risks associated with the inability of PCAOB to conduct inspections over our auditor. For details, see “Item 3. Key Information—3.D. Risk Factors—Risks Related to Doing Business in China—The PCAOB had historically been unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections of our auditor in the past has deprived our investors with the benefits of such inspections” on page 46 of this annual report.

•

Risks associated with the potential prohibition from trading in the United States of our ADSs under the Holding Foreign Companies Accountable Act. For details, see “Item 3. Key Information—3.D. Risk Factors—Risks Related to Doing Business in China—Our ADSs may be prohibited from trading in the United States under the Holding Foreign Companies Accountable Act, or the HFCAA, in the future if the PCAOB is unable to inspect or investigate completely auditors located in China. The delisting of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment” on page 46 of this annual report.

•

Risks associated with being classified as a PRC resident enterprise for PRC enterprise income tax purposes. For details, see “Item 3. Key Information—3.D. Risk Factors—Risks Related to Doing Business in China—If we are classified as a PRC resident enterprise for PRC enterprise income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders and ADS holders” on page 49 of this annual report.

•

Risks associated with overseas regulators having difficulties in conducting investigation or collecting evidence within China. For details, see “Item 3. Key Information—3.D. Risk Factors—Risks Related to Doing Business in China—It may be difficult for overseas regulators to conduct investigation or collect evidence within China” on page 51 of this annual report.

Risks Related to Our Class A Ordinary Shares and Our ADSs

In addition to the risks described above, we are subject to risks related to our Class A ordinary shares and our ADSs, including, but are not limited to, the following:

•

Risks associated with the volatility of the trading price of our ADSs. For details, see “Item 3. Key Information—3.D. Risk Factors—Risks Related to Our Class A Ordinary Shares and Our ADSs—The trading price of our ADSs has been volatile and may continue to be volatile, regardless of our operating performance” on page 51 of this annual report.

•

Risks associated with your inability to participate in rights offerings. For details, see “Item 3. Key Information—3.D. Risk Factors—Risks Related to Our Class A Ordinary Shares and Our ADSs—You may experience dilution of your holdings due to the inability to participate in rights offerings” on page 56 of this annual report.

Risks Related to Our Business and Industry

The changes in our business strategies and offerings may make it difficult to evaluate our future prospects.

We historically generated a significant portion of our revenue from the Academic AST Business. In 2020, 2021 and 2022, the net revenues from our Academic AST Business accounted for approximately 20.2%, 25.0% and nil of our net revenues (without giving effects to the discontinued operation presentation of our historical financial results as a result of the disposal of our Academic AST Business). In order to fully comply with applicable PRC regulatory requirements adopted by the PRC government in the second half of 2021, we disposed of the Academic AST Business. We completed transition to become a leading technology-focused intelligent learning company, and have developed a comprehensive suite of product and service offerings. We recently introduced a number of new intelligent learning products, such as Youdao Smart Learning Pad X10 and Youdao Dictionary Pen X5.

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

Our compliance with the Opinions on Further Alleviating the Burden of Homework and After-School Tutoring for Students in Compulsory Education and the implementation measures issued by the relevant PRC government authorities has materially and adversely affected and may continue to affect our and the VIEs’ business, financial condition, results of operations and prospect.

The PRC private education industry, especially the after-school tutoring sector, has experienced intense scrutiny and has been subject to significant regulatory changes recently that had materially and adversely impacted businesses in such industry. In particular, the Opinions on Further Alleviating the Burden of Homework and After-School Tutoring for Students in Compulsory Education jointly promulgated by the General Office of State Council and the General Office of Central Committee of the Communist Party of China on July 24, 2021, or the Alleviating Burden Opinion, sets out a series of operating requirements on after-school tutoring institutions, including, among other things, (i) local government authorities shall no longer approve any new after-school tutoring institutions providing tutoring services on academic subjects for students in compulsory education, or the Academic AST Institutions, and all the existing Academic AST Institutions shall be registered as non-profit institutions, and local government authorities shall no longer approve any new after-school tutoring institutions providing tutoring services on academic subjects for preschool-age children and students in grades 10 to 12; (ii) online after-school tutoring institutions that have filed with the local education administration authorities will be subject to review and re-approval procedures by competent government authorities, and any failure to obtain such approval will result in the cancellation of its previous filing and ICP license; (iii) Academic AST Institutions are prohibited from raising funds by listing on stock markets or conducting any capitalization activities and listed companies are prohibited from investing in Academic AST Institutions through capital markets fund raising activities, or acquiring assets of Academic AST Institutions by paying cash or issuing securities; (iv) foreign capital is prohibited from controlling or participating in any Academic AST Institutions through mergers and acquisitions, entrusted operation, joining franchise or variable interest entities; (v) no advertisements in connection with after-school tutoring services shall be published or broadcasted on the network platforms and billboards displayed on the mainstream media, new media, public space and residential areas; (vi) government authorities will implement risk management and control for the pre-collection of fees by after-school tutoring institutions with requirements such as setting up third-party custodians and risk reserves, and strengthen supervision over loans regarding tutoring services; (vii) online tutoring for preschool-age children is prohibited, and offline academic subjects (including foreign language) tutoring services for preschool-age children is also strictly prohibited; and (viii) non-academic tutoring shall obtain approval from relevant government authorities. See “Item 4. Information on the Company—4.B. Business Overview—Regulation—Regulation Related to Private Education—Regulation Related to After-school Tutoring and Educational Apps” for more details.

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

Our and the VIEs’ business, financial condition, results of operations and prospect have been and may continue to be materially and adversely affected by the actions we have taken to date and may be required to take in the future in compliance with the Alleviating Burden Opinion and its implementation measures. We are closely monitoring the evolving regulatory environment and are making efforts to seek guidance from and cooperate with the government authorities to comply with the Alleviating Burden Opinion and its implementation measures. As of the date of this annual report, we no longer offer AST courses on academic subjects for students receiving compulsory education and for high-school students. With respect to our non-academic after school tutoring services, it is provided in the Alleviating Burden Opinion that local authorities shall identify corresponding competent authorities for different tutoring categories and set forth standards by categories to approve relevant non-academic tutoring institutions. As of the date of this annual report, some local government authorities have issued rules or recently released draft rules for public comments requiring institutions providing non-academic after school tutoring services to obtain private school operating permits and to comply with relevant implementation measures. Since these local rules are recently promulgated, there are substantial uncertainties as to their interpretation, application, and enforcement. We follow internal guidelines to make necessary registrations and filings, except as would not have a material adverse effect on our business, and will use our commercially reasonable efforts to obtain, maintain and renew necessary licenses and permits on a timely basis. However, we may not be able to obtain and maintain all requisite licenses, permits, approvals and filings or pass all requisite assessments in a timely manner or at all.

The State Council promulgated the Amended Implementation Rules for the Private Education Law, or the Amended Implementation Rules, which became effective on September 1, 2021, which provides, among others, that a private school engaging in online education activities using internet technology shall obtain the relevant private school operating permit. See “Item 4. Information on the Company—4.B. Business Overview—Regulation—Regulation Related to Private Education—The Law for Promoting Private Education and its Implementing Rules.” Further, the PRC government authorities have issued several regulations aiming to strengthen its regulation of after-school tutoring institutions, including without limitation the State Council Circular 80, the Opinions on Guiding and Regulating the Orderly and Healthy Development of Educational Mobile Apps, or the Opinions on Educational Apps, the Administrative Measures for After-School Tutoring Materials for Primary and Secondary School Students (for Trial Implementation) and the Administrative Measures for Practitioners of the After-School Tutoring Institutions (for Trial Implementation). The MOE jointly with other government authorities promulgated the Notice on Regulating Non-Academic After-school Training Institutions and the Opinions on Standardizing Non-Academic After-School Tutoring for Primary and Secondary School Students respectively on March 3, 2022 and December 8, 2022, which impose certain compliance requirements on non-academic after school tutoring institutions. See “Item 4. Information on the Company—4.B. Business Overview—Regulation—Regulation Related to Private Education—Regulation Related to After-school Tutoring and Educational Apps” for more details.

Certain aspects of our existing tutoring services may be deemed to not be in full compliance with the above-mentioned laws and regulations regarding after-school tutoring services. The relevant governmental authorities have significant discretion in interpreting and implementing, and may from time to time conduct inspections on compliance with, such laws and regulations and their related local rules. We have been making and will continue to make efforts to comply with such regulations as well as requirements by relevant governmental authorities during such inspections. However, we cannot assure you that we will be able to comply with such regulations and requirements in a timely manner, or at all. If we fail to comply with these regulations and requirements, we may be subject to fines, regulatory orders to suspend our and the VIEs’ operations or other regulatory and disciplinary sanctions, which may materially and adversely affect our and the VIEs’ business and results of operations.

In addition, it is uncertain whether and how the PRC government would promulgate additional laws, regulations and guidance regarding the private education industry, including those promulgated to apply more stringent social and ethical standards in the education sector in general, and there is no assurance that we can comply with any such newly promulgated laws and regulations in a timely manner or at all. Failure to regain compliance may materially and adversely affect our and the VIEs’ business, financial condition and results of operations. For more details of the relevant laws and regulations, please refer to “Item 4. Information on the Company—4.B. Business Overview—Regulation—Regulation Related to Private Education.”

We have a limited history in operating on a consolidated basis and, particularly, operating certain of our products and services. This may make it difficult to evaluate our future prospects and the risks and uncertainties associated with these products and services.

While the history of our business dates back to 2007 when Youdao Dictionary was launched, we acquired control of our principal operating entities through a number of transactions between December 2016 and November 2017. As a result, we have a limited history in operating our businesses on a consolidated basis. For more information about our history and corporate structure, see “Item 4. Information on the Company—4.A. History and Development of the Company” and “Item 4. Information on the Company—4.C. Organizational Structure.” Additionally, we have a limited history in operating certain of our major products and services. For example, as part of our efforts to transition into a leading technology-focused intelligent learning company, we introduced a series of new product and service offerings in 2022, including Youdao Smart Learning Pad X10 and Youdao Dictionary Pen X5. These new product and service offerings are still in their initial stages of development and have not generated significant revenues and there is no guarantee that they may become key growth drivers of our company in the future. Our limited history may make it difficult for us to evaluate our future prospects and the risks and uncertainties associated with new products and services, and our historical performance may not be indicative of our future prospects and operating results.

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

In addition, we have limited experience with operating and scaling education digitalization solution business, which could subject us to various challenges. These challenges include those associated with developing and managing relationships with new enterprise customers and business partners who may have needs and preferences different from those of existing users and customers; our ability to properly estimate customer demand and purchasing patterns; and increased costs and quality or compliance issues relating to third-party suppliers and manufacturers, among other things. If we fail to address any of these challenges, we may fail to develop and scale our new education digitalization solution business, which could harm our business, financial condition and results of operations, especially during the initial stage of our investment in these new businesses.

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

We expect our education digitalization solutions to become a driver of our growth. Our existing systems and processes were largely designed to support our Academic AST Business that was disposed in February 2022. For the operation of our education digitalization solution business to be successful, we must continue to attract industry talents, and adapt to systems and processes suitable for our enterprise customers and the public sector business environment. If we are unable to do so, we may not be competitive in this market and our education digitalization solution business will not be successful. Our current and future personnel, systems, procedures and controls may not be adequate to support our expanding operations, and consequently our financial condition and operating results may be materially and adversely affected.

We have a history of net losses and we may not achieve profitability in the future.

We had net losses of RMB1,753.4 million, RMB1,026.4 million and RMB745.9 million (US$108.1 million), respectively, in 2020, 2021 and 2022. We cannot assure you that we will be able to generate net profits in the future. We intend to invest heavily in R&D, product development, as well as sales and marketing efforts. These investments are expected to cause our operating expenses to increase rapidly, including rapid increases in absolute amounts and as a percentage of revenue in the near future, which may result in increased net losses in the near term. These efforts may be more costly than we expect and our net revenues may not increase sufficiently to offset the expenses. We may continue to take actions and make investments that do not generate optimal financial results and may even result in significantly increased operating and net losses in the short term with no assurance that we will eventually achieve our intended long-term benefits or profitability. These factors may materially and adversely affect our business, financial condition and results of operations.

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

As a result of changes in our funding position and operating assets and liabilities, we had working capital deficits (being total current liabilities exceeded that of total current assets) of RMB764.3 million and RMB1,308.6 million (US$189.7 million) as of December 31, 2021 and 2022, respectively. As of December 31, 2022, we had outstanding interest-bearing short-term loans payable to the NetEase Group in the amount of RMB878.0 million (US$127.3 million), representing approximately 27.6% of our current liabilities. These loans are generally repayable within one year and were advanced to us by the NetEase Group to provide working capital for our business operations. According to the support letter signed by the NetEase Group in April 2023, the NetEase Group will continue to provide financial support for our continuing operations in the next twenty-five months from the date of this annual report. In April 2021, we entered into a three-year US$300.0 million revolving loan facility agreement with NetEase with maturity dated March 31, 2024. As of December 31, 2022, we had outstanding interest-bearing long-term loans payable to the NetEase Group in the amount of US$75.0 million (or equivalent to RMB522.3 million), which were drawn down from the above-mentioned facility provided by NetEase. We had further drawn down US$5.0 million (or equivalent to RMB34.5 million) interest-bearing long-term loans payable to the NetEase Group in 2023 as of the date of this annual report. Despite the foregoing agreements, if we are required by NetEase to repay these loans, our liquidity, financial position and cash flows may be materially and adversely affected.

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

We currently invest a portion of our capital in long-term and short-term investments. As of December 31, 2022, our long-term investments consisted mainly of equity investments in privately-held companies and limited-partnerships, and our short-term investments consisted mainly of financial products issued by commercial banks in China with a variable interest rate indexed to the performance of underlying assets and a maturity date within one year when purchased. These investments may earn yields substantially lower than anticipated, and the fair values of our investments could fluctuate significantly, due to uncertainties in valuation, among other factors. Any failure to realize the benefits we expected from these investments or significant fluctuations in the fair value of these investments may materially and adversely affect our business and financial results. Impairment losses on long-term investments of nil, RMB7.0 million and RMB10.3 million (US$1.5 million) were recognized in 2020, 2021 and 2022, respectively.

If we fail to retain existing or attract new advertising customers, our business, financial condition and results of operations may be materially and adversely affected.

We generated net revenues of RMB472.9 million, RMB593.9 million and RMB672.4 million (US$97.5 million) in 2020, 2021 and 2022, respectively, from online marketing services. We cannot assure you that we will be able to retain our advertising customers in the future, attract new advertising customers continuously or be able to retain our advertising customers at all. If our advertising customers find that they can generate better returns elsewhere, or if our competitors provide better advertising services to suit our advertising customers’ goals, we may lose our advertising customers. In addition, third parties may develop and use certain technologies to block the display of our advertising customers’ advertisements on our platform, which may in turn cause us to lose advertising customers and adversely affect our results of operations. Since many of our advertising customers are not bound by long-term contracts, they may lessen or discontinue advertising arrangements with us easily without incurring material liabilities. Failure to retain existing advertising customers or attract new advertising customers may materially and adversely affect our financial condition and results of operations. In addition, a significant portion of our brand advertising customers have entered into advertising agreements with us through various third-party advertising agencies. As a result, we rely on third-party advertising agencies for sales to, and collection of payment from, our brand advertisers. The financial soundness of our advertising customers and advertising agencies may affect our collection of accounts receivable.

Divestitures of businesses and assets may have a material and adverse effect on our business and financial condition.

We have undertaken, and may undertake in the future, divestitures or other disposal transactions in connection with certain of our businesses and assets. In order to fully comply with applicable PRC regulatory requirements adopted by the PRC government in the second half of 2021, we disposed of the Academic AST Business. These decisions are largely based on our management’s assessment of the business models and likelihood of success of these businesses as well as our responses to changes in the regulatory requirements. However, our judgment could be inaccurate, and we may not achieve the desired strategic and financial benefits from these transactions. Our financial results could be adversely affected by the impact from the loss of earnings associated with divested businesses. These factors may make it difficult for investors and analysts to predict our future earnings potential based on our historical financial performance.

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

Refunds or potential refund disputes of our tuition fees may negatively affect our business, financial condition and results of operations.

The refund policy of our tutoring services is based on a number of factors, including the total length of the course, whether the course has started when the refund request is made, among other things. For more information, see “Item 4. Information of the Company—4.B. Business Overview—How We Generate Revenues—Tuition fees.” The number of refund requests and the amount of refunds could be affected by a number of factors, many of which are beyond our control. These factors include, without limitation to, student dissatisfaction with the quality of our tutoring service offerings, a perceived decline in our faculty’s teaching quality due to the departure of popular instructors, privacy concerns relating to our products and services, negative publicity regarding us or tutoring service providers in general, and any change or development in PRC laws and regulations with respect to fees and tuitions charged by tutoring services providers like us. Any refund payments that we may be required to make to our users, as well as the expenses we could incur for processing refunds and resolving refund disputes, could be substantial and could materially and adversely affect our business, financial condition and results of operations. A high volume of refunds and refund disputes may also generate negative publicity that could harm our reputation.

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

Failure to maintain optimal inventory levels could increase our inventory holding costs or cause us to lose sales.

Maintaining optimal inventory levels is critical to our financial health. As of December 31, 2021 and 2022, the balance of our inventory accounted for approximately 11.3% and 12.4%, respectively, of our total current assets. We are exposed to inventory risks as a result of a variety of factors beyond our control, including changing consumption trends and preferences and launches of competing products. Moreover, for stocking purposes, we generally forecast demand for the products we sell ahead of the actual time of sale. We cannot assure you that we can accurately predict these trends and events and maintain adequate levels of inventory at all times. An unexpected decrease in the market demand for the products we sell could lead to excessive or obsolescent inventory, and we may write down the cost of our inventories to the estimated net realizable value due to slow-moving merchandise and damaged goods, which in turn may materially and adversely affect our financial condition and results of operations. On the other hand, inventory under-stock may cause us to lose sales and our business, financial condition, results of operations and prospects may also be materially and adversely affected.

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

We are subject to various regulatory requirements relating to the security and privacy of data, including restrictions on the collection and use of personal information and requirements to take steps to prevent personal data from being divulged, stolen, or tampered with. See “Item 4. Information on the Company—4.B. Business Overview—Regulation—Regulation Related to Internet Information Security and Privacy Protection.” Regulatory requirements regarding the protection of data are constantly evolving and can be subject to differing interpretations or significant change, making the extent of our responsibilities in that regard uncertain. For example, the PRC Cyber Security Law became effective in June 2017, but there are great uncertainties as to the interpretation and application of the law. It is possible that those regulatory requirements may be interpreted and applied in a manner that is inconsistent with our practices. Further, the CAC issued the Provisions on the Cyber Protection of Children’s Personal Information on August 22, 2019, which took effect on October 1, 2019. The Provisions on the Cyber Protection of Children’s Personal Information requires, among others, that network operators who collect, store, use, transfer and disclose personal information of children under the age of 14 shall establish special rules and user agreements for the protection of children’s personal information, inform the children’s guardians in a noticeable and clear manner, and shall obtain the consent of the children’s guardians. In addition, the PRC regulatory authorities have recently taken steps to strengthen the regulation on data protection and conducted several rounds of relevant inspections.

In addition, the PRC regulatory authorities have recently taken steps to strengthen the regulation on cybersecurity and data protection. On June 10, 2021, the Standing Committee of the National People’s Congress promulgated the PRC Data Security Law, effective on September 1, 2021. On August 20, 2021, the Standing Committee of the National People’s Congress promulgated the PRC Personal Information Protection Law, which has become effective on November 1, 2021. On January 4, 2022, the CAC published the Revised Cybersecurity Review Measures, effective on February 15, 2022 and repeal the Cybersecurity Review Measures promulgated on April 13, 2020. Such Measures further restate and expand the applicable scope of the cybersecurity review. Pursuant to the Cybersecurity Review Measures, critical information infrastructure operators that procure internet products and services, and network platform operators engaging in data processing activities, must be subject to the cybersecurity review if their activities affect or may affect national security. In addition, network platform operators holding over one million users’ personal information shall apply with the Cybersecurity Review Office for a cybersecurity review before conducting any public offering in a foreign country. On August 17, 2021, the state council promulgated the Regulations on Protection of Critical Information Infrastructure, which became effective on September 1, 2021. On January 4, 2022, the CAC published the Administrative Provisions on Internet Information Service Algorithm Recommendation on its website, effective on March 1, 2022. On July 7, 2022, the CAC published the Security Assessment Measures for Outbound Data Transfer, which became effective on September 1, 2022. These newly promulgated laws and regulations reflect PRC government further attempts to strengthen the legal protection for the national network security, data security, the security of key information infrastructure and the security of personal information protection. See “Item 4. Information on the Company—4.B. Business Overview—Regulation—Regulation Related to Internet Information Security and Privacy Protection” for details on regulations over data protection and privacy in the PRC.

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

We offer live courses in live-streaming format where the live audio/video data are transmitted through the platforms between the specific recipients instantly without any further redaction. In addition, we also offer video recordings of live-streaming courses and certain other audio-video contents on our online platforms to our users. We believe the nature of the raw data we transmit distinguishes us from general providers of internet audio-visual program services. However, we cannot assure you that the competent PRC government authorities will not ultimately take a view contrary to our opinion. Provisional Implementation of the Tentative Categories of Internet Audio-Visual Program Services promulgated by the SAPPRFT, or the Categories, describe “internet audio-visual program services” in a very broad, vague manner and are unclear as to whether the contents we offer or are available on our platforms fall into the definition of “internet audio-visual programs.” The PRC government may find that our activities mentioned above or any other content offered on our mobile apps fall within the definition of “internet audio-visual programs” and thus are subject to the licensing requirement for internet audio-visual programs. We currently do not hold a License for Online Transmission of Audio-Visual Programs. If the PRC government determines that our content should be considered as “internet audio-visual programs” for the purpose of the Audio-Visual Program Provisions, we may be required to obtain a License for Online Transmission of Audio-Visual Programs. We are, however, not eligible to apply for such license since we are not a state-owned or state-controlled entity. If this were to occur, we may be subject to penalties, fines, legal sanctions or an order to suspend the provision of our relevant content.

Our failure to obtain, maintain or renew other licenses, approvals, permits, registrations or filings necessary to conduct our and the VIEs’ operations in China could have a material adverse impact on our and the VIEs’ business, financial condition and results of operations.

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

We may be deemed to provide certain services or conduct certain activities and thus be subject to certain licenses, approvals, permits, registrations and filings due to the lack of official interpretations of certain terms under internet related PRC regulations and laws. For example, certain content posted on our mobile apps and/or websites, including our course materials, may be deemed as “internet cultural products,” and our use of such content may be regarded as “internet cultural activities,” thus we may be required to obtain an Internet Culture Business Operating License for provision of such content through our mobile apps and websites. In addition, due to the ambiguity of the definition of “online publishing service,” the online distribution of content, including our course materials, through our mobile apps, may be regarded as an “online publishing service” and therefore we may be required to obtain an Online Publishing License. In addition, we deliver certain courses in live-streaming format on our mobile apps which the relevant authorities may regard as a live-streaming platform and may thus require us to make necessary filings as a live-streaming platform. We or third parties post information on our mobile apps and websites that may be viewed as news information, and the release of such information on our mobile apps and websites may be deemed as Internet news information services and therefore require us to obtain Internet news information licenses. In addition, our current service offerings may be deemed to constitute “online education activities” under the Amended Implementation Rules, as a result of which we may be required to obtain a private school operating permit. In February 2022, the MOE issued its 2022 Work Plan which specifies that MOE will provide guidance to local authorities to distinguish non-academic tutoring institutions among sports, cultural art, science and technology and other categories and clarify corresponding competent authorities. Nevertheless, it remains uncertain whether the PRC government authorities would issue more explicit interpretation and rules or promulgate new laws and regulations on permits for online learning services. There can be no assurance that we will be able to successfully obtain corresponding permits in a timely manner or at all. If the government authorities deem printing and providing physical education materials to users as “publication distribution” under Administrative Provisions on the Publications Market, we may be required to obtain the Publication License. Moreover, the Opinions on Educational Apps require all of educational apps to be filed with competent provincial regulatory authorities in spheres of education. Following the release of the Opinions on Educational Apps, we filed our educational apps with relevant government authorities. However, to implement the Alleviating Burden Opinion, the MoE requires all educational apps that have already been filed with the relevant government authorities to be re-filed to make sure such educational apps comply with relevant compliance requirements under the Alleviating Burden Opinion, and we are in the process of re-filing our educational apps. As of the date of this annual report, we have not been subject to any material fines or other form of material regulatory or administrative penalties or sanctions due to the lack of any licenses, approvals, permits, registrations and filings. However, we cannot assure you that the PRC government authorities will not take a different view or will not require us to obtain any additional licenses, approvals, permits, registrations and filings, including without limitation to those mentioned above, in the future. Furthermore, although we have obtained a Value-Added Telecommunications Business Operating License, also known as the ICP License, that specifically permits us to provide certain internet information services, due to uncertainties with respect to the interpretation of relevant laws and regulations by PRC government authorities, we cannot assure you that our ICP License covers all the telecommunication services we currently provide, and in the event that our ICP License is found not to cover all the telecommunication services we currently provide, we may be required to obtain an additional Value-Added Telecommunications Business Operating License or to update our existing ICP License. On April 11, 2023, the CAC published the Administrative Measures for Generative Artificial Intelligence Services (Draft for Comment), or the Generative AI Services Measures, for public comments. The Generative AI Services Measures provides, among others, that relevant providers shall, prior to providing services to the public using generative AI products, file an application for security assessment with the CAC in accordance with the Provisions on the Security Assessment of Internet-based Information Services Characterized by Public Opinions or Capable of Social Mobilization, and complete the filing procedures in accordance with the Administrative Provisions on Internet Information Service Algorithm Recommendation. As of the date of this annual report, the Generative AI Services Measures are released for public comments only and it remains uncertain when it will become effective and whether it will be adopted in the form initially proposed. Due to the substantial uncertainty with respect to the promulgation and implementation of the Generative AI Services Measures, we cannot assure you that we may complete relevant assessment and filings as required thereunder in a timely manner or at all. Besides, we may develop new business lines or change the operations of certain of our current business among our PRC subsidiaries or VIEs, which may require us to obtain additional licenses, approvals, permits, registrations and filings while there can be no assurance that we are able to successfully obtain such licenses, approvals, permits, registrations and filings in a timely manner or at all. Failures to obtain or update such license, approvals, permits, registrations, assessment or filings may subject us to fines and other regulatory, civil or criminal liabilities, and we may be ordered by the competent government authorities to suspend our services, which will materially and adversely affect our business operation.

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

We have launched products in overseas markets, such as U-Dictionary. As we plan to expand our operations in additional emerging markets and regions, we may have to adapt our business models to the local market due to various legal requirements and market conditions. Our international operations and expansion efforts have resulted and may continue to result in increased costs and are subject to a variety of risks, including increased competition, uncertain enforcement of our intellectual property rights, changes and evolutions in overseas market conditions and user preferences, the complexity of compliance with foreign laws and regulations and political or social unrest or economic instability.

Our international operations may also be negatively affected by any deterioration of the political and economic relations between China and other countries and sanctions and export controls administered by the government authorities in the foreign countries in which we operate, and other geopolitical challenges. For example, in September 2020, amid heightened tensions between China and India, the Indian government announced a ban on certain mobile apps offered by Chinese companies in India, over alleged data and privacy concerns. Our app offered in India, namely U-Dictionary, is among the banned list of apps. In addition, compliance with applicable Chinese and foreign laws and regulations, such as import and export requirements, anticorruption laws, tax laws, foreign exchange controls and cash repatriation restrictions, data privacy requirements, labor laws, restrictions on foreign investment, anti-competition regulations and anti-long-arm jurisdiction-related laws and regulations such as the one newly promulgated in China, increases the costs and risk exposure of doing business in foreign jurisdictions. Although we have implemented policies and procedures to comply with these laws and regulations, a violation by us or our employees, contractors or agents could nevertheless occur. In some cases, compliance with the laws and regulations of one country could violate the laws and regulations of another country. Violations of these laws and regulations could materially and adversely affect our brand, international growth efforts and business.

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

We have in the past acquired and invested in, and may continue to acquire and invest in, other businesses that we believe will help expand or enhance our existing offerings or achieve our strategic objectives. To the extent we acquire other companies and pay a consideration that exceeds the fair value of identifiable fair value of consideration assets and liabilities that the acquired company possesses, the excess of the purchase price over the fair value of the acquired identifiable assets and the assumed liabilities will be recorded as a goodwill. As of December 31, 2022, our goodwill amounted to RMB109.9 million (US$15.9 million), which was primarily derived from our historical acquisition, and our intangible assets amounted to RMB1.5 million (US$0.2 million). In accordance with U.S. GAAP, goodwill and indefinite-lived intangible assets shall be tested for impairment at least annually. Intangible assets with finite lives shall be tested for impairment if their carrying amounts may not be recoverable. If testing indicates that goodwill or intangible assets are impaired, their carrying amounts will be written down based on fair values. Any impairment losses of our goodwill and other intangible assets could adversely affect our financial position and results of operations. No impairment charge of goodwill was recognized in 2020, 2021 or 2022. Impairment losses on intangible assets from business combination of RMB56.8 million was recognized in 2021. No impairment loss in connection with our other intangible assets was recognized in 2020 or 2022.

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

Our management has concluded that our internal control over financial reporting is effective as of December 31, 2022. See “Item 15. Controls and Procedures—Management’s Annual Report on Internal Control over Financial Reporting.” Our independent registered public accounting firm has issued an attestation report, which has concluded that our internal control over financial reporting is effective as of December 31, 2022. However, there is no assurance that we or our auditor will not identify deficiencies in our internal control over financial reporting that are deemed to be material weaknesses and render our internal control over financial reporting ineffective for any future periods. If we fail to maintain the adequacy of our internal control over financial reporting, as these standards are modified, supplemented or amended from time to time, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404. However, if we fail to maintain effective internal control environment, we could suffer material misstatements in our financial statements and fail to meet our reporting obligations, which could cause investors to lose confidence in our reported financial information. This could in turn limit our access to capital markets, harm our results of operations, and lead to a negative impact on the trading price of our ADSs. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the NYSE, regulatory investigations and civil or criminal sanctions.

We have granted, and may continue to grant, share incentives, which may result in increased share-based compensation expenses.

We adopted two share incentive plans in February 2015 and April 2023, which we refer to as the 2015 Plan and 2023 Plan, respectively, for the purpose of granting share-based compensation awards to employees, officers, directors and consultants to incentivize their performance and promote the success of our business. The 2015 Plan was amended in April 2018.

We account for compensation costs for share-based awards using a fair-value based method and recognize expenses in our consolidated statements of operations in accordance with U.S. GAAP. As of March 31, 2023, options to purchase a total of 4,408,892 ordinary shares are outstanding under the 2015 Plan. In addition, we have recorded share-based compensation expenses of RMB2.7 million, RMB1.0 million and RMB1.5 million (US$0.2 million), respectively, allocated to us based on equity awards granted to our employees under NetEase’s RSU Plan, in 2020, 2021 and 2022. See “Item 7. Major Shareholders and Related Party Transactions—7.B. Related Party Transactions—Transactions with NetEase and Other Related Parties.”

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

The COVID-19 has had a severe and negative impact on the Chinese and the global economy since 2020. Even before the outbreak of COVID-19, the global macroeconomic environment had been presenting challenges. The growth of the PRC economy has slowed down since 2012 compared to the previous decade and the trend may continue or even deteriorate, with the added disruption caused by COVID-19. There is considerable uncertainty over effectiveness or the long-term effects of the massive expansionary monetary and fiscal policies adopted in response to COVID-19 by the central banks and financial authorities of some of the world’s leading economies, including the United States and China. There have been concerns over unrest and terrorist threats in the Middle East, Europe and Africa, the relationship between China and the United States and other countries, particularly with respect to the increasingly tense political and economic relationship between the United States and China, as well as the recent banking turmoil in the United States and the European Union. Economic conditions in China are sensitive to global economic conditions, as well as changes in domestic economic and political policies and the expected or perceived overall economic growth rate in China. Any prolonged slowdown in the global or Chinese economy may have a negative impact on our business, results of operations and financial condition. Our users may reduce or delay spending with us, while we may have difficulty expanding our customer base fast enough, or at all, to offset the impact of decreased spending by our existing customers.

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

The COVID-19 pandemic has affected us in both negative and positive ways. On the one hand, as a result of the pandemic, some of our advertising customers have experienced temporary business interruptions and a reduction in their online marketing spending, which has had a negative impact on our online advertising services. We also incurred additional costs and expenses as we implemented COVID-related safety protocols and working practices. On the other hand, we believe the COVID-19 pandemic has significantly accelerated the shift from offline to online learning approaches. This has led to increased market demand for quality online products and services and is expected to benefit our business in the long run. The pandemic has also accelerated the adoption of emerging “touchless” technologies, driving the demand for our education digitalization solutions. As China began to relax its “zero-COVID” policy at the end of 2022, most of the travel restrictions and quarantine requirements were lifted in December 2022. As a result of the policy shift, an increasing number of our sales and marketing staff, operation staff, instructors as well as our users were infected with COVID-19 in the following months, which significantly affected the sales of our services and products in December 2022 and the first quarter of 2023. Nevertheless, we do not believe the COVID-19 pandemic has had a material adverse impact on our overall business, results of operations, liquidity, financial condition and growth prospects. The impacts of COVID-19 on our future results of operations will depend on future developments, which cannot be predicted, including new information which may emerge concerning the severity of COVID-19 and the actions to contain COVID-19, among others. In addition, to the extent the COVID-19 pandemic adversely affects our business and financial results, it may also have the effect of heightening many of the other risks described in this section entitled “Risk Factors,” such as those relating to our ability to improve or expand our product and service offerings and to retain existing or attract new advertising customers, among other things.

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

The approval, filing or other requirements of the China Securities Regulatory Commission or other PRC government authorities may be required under PRC law in connection with our issuance of securities overseas or maintenance of the listing status of our ADSs, and, if required, we cannot predict whether or for how long we will be able to obtain such approval or complete such filing or other requirements.

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

Furthermore, we conduct our business primarily through our PRC subsidiaries and the VIEs and their subsidiaries in China. Our and the VIEs’ operations in China are governed by PRC laws and regulations. The PRC government has significant oversight and discretion over the operation of our and the VIEs’ business, and it may influence our and the VIEs’ operations, which could result in a material adverse change in our and the VIEs’ operations and the value of our ADSs. The PRC government has recently indicated an intent to exert more oversight over overseas offerings by and/or foreign investment in China-based issuers like us. For example, on July 6, 2021, relevant PRC government authorities promulgated the Opinions on Strictly Cracking Down on Illegal Securities Activities, which emphasized the need to strengthen the administration over “illegal securities activities” and the supervision on overseas listings by China-based companies, and proposed to take effective measures, such as promoting the construction of relevant regulatory systems to deal with the risks and incidents faced by China-based overseas-listed companies, although such opinions did not specify the definition of “illegal securities activities.” Such opinions further provided that the special provisions of the State Council on overseas offerings and listings by those companies limited by shares will be revised and therefore the duties of domestic industry competent authorities and regulatory agencies will be clarified.

On February 17, 2023, the CSRC released the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies, or the Overseas Listing Trial Measures, and five supporting guidelines, which came into effect on March 31, 2023. Pursuant to the Overseas Listing Trial Measures, domestic companies that seek to offer or list securities overseas, both directly and indirectly, should fulfill the filing procedure and report relevant information to the CSRC. In addition, domestic companies that have been listed on a foreign stock exchange prior to the effective date of the Overseas Listing Trial Measures are required to file with the CSRC within three working days after such domestic company completes a security offering on the foreign stock exchange on which its securities have been listed. Since the Overseas Listing Trial Measures was newly promulgated, its interpretation, application and enforcement remain unclear. If the filing procedure with the CSRC under the Overseas Listing Trial Measures is required for any future offerings, listing or any other capital raising activities by us, it is uncertain whether we could complete the filing procedure in a timely manner, or at all.

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

We believe, to the best of our knowledge, our and the VIEs’ business operations do not violate any of the above PRC laws and regulations currently in force in all material respects. However, we cannot guarantee that new rules or regulations promulgated in the future will not impose any additional requirement on us or otherwise tightening the regulations on companies with a VIE structure. If the CSRC or other relevant PRC regulatory agencies subsequently determine that prior approval or any filing is required for any of our future offerings of securities overseas or maintenance of the listing status of our ADSs, we cannot guarantee that we will be able to obtain such approval in a timely manner, or at all. The CSRC or other PRC regulatory agencies also may take actions requiring us, or making it advisable for us, not to proceed with such offering or maintain the listing status of our ADSs. If we proceed with any of such offering or maintain the listing status of our ADSs without obtaining the CSRC’s or other PRC regulatory agencies’ approval to the extent it is required, or if we are unable to comply with any new approval requirements which might be adopted for offerings that we have completed prior to the publication of the above- referenced opinions, we may face regulatory actions or other sanctions from the CSRC or other PRC regulatory agencies. These regulatory agencies may impose fines and penalties on our and the VIEs’ operations in China, limit our ability to pay dividends outside of China, limit our operating privileges in China, delay or restrict the repatriation of the proceeds from offering of securities overseas into China or take other actions that could have a material adverse effect on our and the VIEs’ business, financial condition, results of operations and prospects, as well as the trading price of the ADSs.

Furthermore, if there are any other approvals, filings and/or other administration procedures to be obtained from or completed with the CSRC or other PRC regulatory agencies as required by any new laws and regulations for any of our future proposed offering of securities overseas or the listing of the ADSs, we cannot assure you that we can obtain the required approval or complete the required filings or other regulatory procedures in a timely manner, or at all. Any failure to obtain the relevant approvals or complete the filings and other relevant regulatory procedures may subject us to regulatory actions or other sanctions from the CSRC or other PRC regulatory agencies, which may have a material adverse effect on our and the VIEs’ business, financial condition or results of operations. In addition, implementation of industry-wide regulations affecting our and the VIEs’ operations could cause the value of our securities to significantly decline. Therefore, investors of our company and our and the VIEs’ business face potential uncertainty from actions taken by the PRC government affecting our and the VIEs’ business.

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

As of March 31, 2023, NetEase, our controlling shareholder beneficially owned 8.1% of our issued and outstanding Class A ordinary shares and 74.1% of our issued and outstanding Class B ordinary shares, representing 66.2% of our total voting power (excluding 1,755,011 Class A ordinary shares repurchased in the form of ADSs). NetEase’s voting power gives it the power to control certain actions that require shareholder approval under Cayman Islands law, our memorandum and articles of association and NYSE requirements, including authorization of a plan of merger, changes to our memorandum and articles of association and an increase of the authorized share capital.

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

•

Our directors may have conflicts of interest. William Lei Ding, our director, is also the chief executive officer, a director and a major shareholder of NetEase, as well as a nominee shareholder of certain of the VIEs. These relationships could create, or appear to create, conflicts of interest when William Lei Ding is faced with decisions with potentially different implications for NetEase and us.

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

Risks Related to Our Corporate Structure

There are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations, and rules relating to the agreements that establish the VIE structure for our and the VIEs’ operations in China, including potential future actions by the PRC government, which could affect the enforceability of our contractual arrangements with the VIEs and, consequently, significantly affect our financial condition and results of operations. If the PRC government finds our contractual arrangements non-compliant with relevant PRC laws, regulations, and rules, or if these laws, regulations, and rules or the interpretation thereof change in the future, we could be subject to severe penalties or be forced to relinquish our interests in the VIEs.

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

We are a Cayman Islands company and our wholly owned PRC subsidiaries are currently considered foreign-invested enterprise. Accordingly, our PRC subsidiaries are not eligible to provide value-added telecommunication services in China. To ensure strict compliance with the PRC laws and regulations, we conduct such business activities through Youdao Computer, Linjiedian Education and Youdao Guangzhou Computer, the VIEs. Youdao Information and Youdao Hangzhou, our wholly owned subsidiaries in China, have entered into a series of contractual arrangements with the VIEs and their shareholders, which enable us to (i) be considered as the primary beneficiary of the VIEs, (ii) receive substantially all of the economic benefits of the VIEs, and (iii) have an exclusive option to purchase all or part of the equity interests and assets in the VIEs when and to the extent permitted by PRC law. As a result of these contractual arrangements, we have been considered as the primary beneficiary of the VIEs for accounting purposes and hence consolidate their financial results as the VIEs under U.S. GAAP, to the extent the conditions of the VIEs under the U.S. GAAP are satisfied. See “Item 4. Information on the Company—4.C. Organizational Structure—Contractual Arrangements with the VIEs and the VIEs’ Respective Shareholders” for further details.

If the PRC government finds that our contractual arrangements do not comply with its restrictions on foreign investment in the value-added telecommunication services, or if the PRC government otherwise finds that we or the VIEs are in violation of PRC laws or regulations or lack the necessary permits or licenses to operate our and the VIEs’ business, the relevant PRC regulatory authorities, including the MIIT and SAIC, would have broad discretion in dealing with such violations or failures, including, without limitation:

•	revoking the business licenses and/or operating licenses of such entities;

•	discontinuing or placing restrictions or onerous conditions on our and the VIEs’ operation through any transactions between our PRC subsidiaries and the VIEs;

•	imposing fines, confiscating the income from our PRC subsidiaries or the VIEs, or imposing other requirements with which we or the VIEs may not be able to comply; or

•

requiring us to restructure our ownership structure or operations, including terminating the contractual arrangements with the VIEs and deregistering the equity pledges of the VIEs, which in turn would affect our ability to consolidate and derive economic interests from the VIEs.

Any of these actions could cause significant disruptions to our and the VIEs’ business operations and severely damage our reputation, which would in turn materially and adversely affect our and the VIEs’ business, financial condition and results of operations. In addition, new PRC laws, regulations, and rules may be introduced to impose additional requirements, posing additional challenges to our corporate structure and contractual arrangements. For example, the General Office of State Council and the General Office of Central Committee of the Communist Party of China jointly promulgated the Alleviating Burden Opinion on July 24, 2021, which provides, among others, that (i) Academic AST Institutions are prohibited from raising funds by listing on stock markets or conducting any capitalization activities; and (ii) foreign capital is prohibited from controlling or participating in any Academic AST Institutions through mergers and acquisitions, entrusted operation, joining franchise or variable interest entities. The Alleviating Burden Opinion provides that any violation of the foregoing shall be rectified. The Alleviating Burden Opinion further states that the administration and supervision over academic subjects tutoring institutions for students in grades 10 to 12 shall be implemented by reference to the relevant provisions of the Alleviating Burden Opinion. In February 2022, the MOE issued its 2022 Work Plan which provides that the supervision of AST institutions for students in grades 10 to 12 shall be strictly carried out “with reference to” the relevant provisions as set forth in the Alleviating Burden Opinion. It remains uncertain as to how and to what extent the administration over academic subjects tutoring institutions for students in grades 10 to 12 will be implemented by reference of the Alleviating Burden Opinion.

We have conducted a series of compliance measures regarding the Alleviating Burden Opinion and the relevant implementation measures. As of the date of this annual report, we no longer offer AST courses on academic subjects for students receiving compulsory education or for high-school students. We may take further necessary measures to comply with the current and future PRC laws and regulations. We believe, to the best of our knowledge, our contractual arrangements do not violate any applicable PRC laws and regulations currently in force in all material aspects. However, there are substantial uncertainties regarding the interpretation and application of current and future PRC laws and regulations, thus we cannot preclude the possibility that the PRC regulatory authorities may take a view that is contrary to us. If any of these occurrences results in our inability to direct the activities of the VIEs or our failure to receive the economic benefits from the VIEs and/or our inability to claim our contractual control rights over the assets of the VIEs that conduct substantially all of our and the VIEs’ operations in China, we may not be able to consolidate the entity in our consolidated financial statements in accordance with U.S. GAAP which could materially and adversely affect our financial condition and results of operations and cause our ADSs to significantly decline in value or become worthless.

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

However, these contractual arrangements may not be as effective as equity ownership in providing us with control over our affiliated entities. Any of our affiliated entities, including the VIEs and its shareholders, could breach their contractual arrangements with us by, among other things, failing to conduct their operations in an acceptable manner or taking other actions that are detrimental to our interests. In the event that the shareholders of the VIEs breach the terms of these contractual arrangements and voluntarily liquidate the VIEs, or the VIEs declares bankruptcy and all or part of its assets become subject to liens or rights of third-party creditors, or are otherwise disposed of without our consent, we may be unable to conduct some or all of our business operations or otherwise benefit from the assets held by our affiliated entities, which could have a material adverse effect on our and the VIEs’ business, financial condition and results of operations.

Most of the nominee shareholders of the VIEs are also beneficial owners of the company. Particularly, nominee shareholders of the VIEs are Mr. Feng Zhou, Chief Executive Officer and a shareholder of the company, Mr. Lei Ding, the chief executive officer, director and a non-controlling shareholder of NetEase. Inc., our controlling shareholder, and Mr. Yinghui Wu, the Vice President and a shareholder of the company. The enforceability of the contractual agreements between us, the VIEs and their shareholders depends to a large extent upon whether the VIEs and their shareholders will fulfill these contractual agreements. Their interests in enforcing these contractual agreements may not align with our interests or the interests of our shareholders. If their interest diverges from that of our company and other shareholders, it may potentially increase the risk that they could seek to act contrary to these contractual arrangements. If any of the VIEs or their shareholders fail to perform their respective obligations under the contractual arrangements, we may be limited in our ability to enforce the contractual arrangements that allow us to be considered as the primary beneficiary of the VIEs for accounting purposes, and our ability to consolidate the financial results of the VIEs may be affected. We may have to incur substantial costs and expend additional resources to enforce such arrangements. We may also have to rely on legal remedies under PRC law, including seeking specific performance or injunctive relief, and contractual remedies, which we cannot assure you will be sufficient or effective under PRC law. In addition, if any third parties claim any interest in such shareholders’ equity interests in any of the VIEs, our ability to exercise shareholders’ rights or foreclose the share pledge according to the contractual arrangements may be impaired. If these or other disputes between the shareholders of the VIEs and third parties were to impair the contractual arrangements, our ability to consolidate the financial results of the VIEs would be affected, which would in turn result in a material adverse effect on our business, operations and financial condition. Our contractual arrangements are governed by PRC law and provide for the resolution of disputes through litigation in China. Accordingly, these agreements would be interpreted in accordance with PRC law and any disputes would be resolved in accordance with PRC legal procedures. The legal system in the PRC is not as developed as in some other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements. Meanwhile, there are very few precedents and little formal guidance as to how contractual arrangements in the context of a VIE should be interpreted or enforced under PRC law.

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

There remain significant uncertainties regarding the ultimate outcome of such adjudication should legal action become necessary. In the event that we are unable to enforce these contractual arrangements, or if we suffer significant delay or other obstacles in the process of enforcing these contractual arrangements, we may not be able to be considered as the primary beneficiary of the VIEs for accounting purposes, and our ability to conduct our business may be negatively affected.

Uncertainties exist with respect to the interpretation and implementation of the enacted Foreign Investment Law and how it may impact our and the VIEs’ business, financial condition and results of operations.

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

We primarily have relied and expect to continue to rely on contractual arrangements with the VIEs and their respective shareholders to operate our business in China. These contractual arrangements may not be as effective as equity ownership in providing us with control over the VIEs. For example, the VIEs and their shareholders could breach their contractual arrangements with us by, among other things, failing to conduct their operations in an acceptable manner or taking other actions that are detrimental to our interests. If we had equity ownership of the VIEs, we would be able to exercise our rights as a shareholder to effect changes in the board of directors of the VIEs, which in turn could implement changes, subject to any applicable fiduciary obligations, at the management and operational level. However, under the current contractual arrangements, we rely on the performance by the VIEs and their shareholders of their respective obligations. The shareholders of the VIEs may not act in the best interests of our company or may not perform their obligations under these contracts. Such risks exist throughout the period in which we intend to operate certain portions of our business through the contractual arrangements with the VIEs. If any disputes relating to these contracts remain unresolved, we will have to enforce our rights under these contracts through the operations of PRC law and arbitration, litigation and other legal proceedings and therefore will be subject to uncertainties in the PRC legal system. Therefore, our contractual arrangements with the VIEs may not be as effective as equity ownership would be in ensuring our control over the relevant portion of our business operations.

Our contractual arrangements are governed by PRC law. Accordingly, these contracts would be interpreted in accordance with PRC law, and any disputes would be resolved in accordance with PRC legal procedures.

The legal system in the PRC is not as developed as in some other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements. Meanwhile, there are very few precedents and little formal guidance as to how contractual arrangements in the context of a VIE should be interpreted or enforced under PRC law. There remain significant uncertainties regarding the ultimate outcome of such arbitration should legal action become necessary. In addition, under PRC law, rulings by arbitrators are final, parties cannot appeal the arbitration results in courts, and if the losing parties fail to carry out the arbitration awards within a prescribed time limit, the prevailing parties may only enforce the arbitration awards in PRC courts, which would require additional expenses and delay. In the event we are unable to enforce these contractual arrangements, or if we suffer significant delays or other obstacles in the process of enforcing these contractual arrangements, we may not be considered as the primary beneficiary of the VIEs for accounting purposes, and our ability to conduct our and the VIEs’ business may be negatively affected.

The shareholders of the VIEs may have actual or potential conflicts of interest with us, which may materially and adversely affect our business and financial condition.

The shareholders of the VIEs may have actual or potential conflicts of interest with us. These shareholders may refuse to sign or breach, or cause the VIEs to breach, or refuse to renew, the existing contractual arrangements we have with them and the VIEs, which would have a material and adverse effect on our ability to be considered as the primary beneficiary of the VIEs for accounting purposes and receive economic benefits from them. For example, the shareholders may be able to cause our agreements with the VIEs to be performed in a manner adverse to us by, among other things, failing to remit payments due under the contractual arrangements to us on a timely basis. We cannot assure you that when conflicts of interest arise any or all of these shareholders will act in the best interests of our company or such conflicts will be resolved in our favor. Currently, we do not have any arrangements to address potential conflicts of interest between these shareholders and our company. If we cannot resolve any conflict of interest or dispute between us and these shareholders, we would have to rely on legal proceedings, which could result in disruption of our business and subject us to substantial uncertainty as to the outcome of any such legal proceedings.

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

We may lose the ability to use, or otherwise benefit from, the licenses, approvals and assets held by the VIEs, which could severely disrupt our business, render us unable to conduct some or all of our business operations and constrain our growth.

As part of our contractual arrangements with the VIEs, the VIEs hold certain assets, licenses and permits that are material to their business operations, such as the ICP License. The contractual arrangements contain terms that specifically obligate VIEs’ shareholders to ensure the valid existence of the VIEs and restrict the disposal of material assets of the VIEs. However, in the event the VIEs’ shareholders breach the terms of these contractual arrangements and voluntarily liquidate the VIEs, or the VIEs declare bankruptcy and all or part of its assets become subject to liens or rights of third-party creditors, or are otherwise disposed of without our consent, we may be unable to conduct some or all of our business operations or otherwise benefit from the assets held by the VIEs, which could have a material adverse effect on our business, financial condition and results of operations. Furthermore, if any of the VIEs undergoes a voluntary or involuntary liquidation proceeding, its shareholders or unrelated third-party creditors may claim rights to some or all of the assets of such VIE, thereby hindering our ability to operate our business as well as constrain our growth.

Risks Related to Doing Business in China

Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our and the VIEs’ business and operations.

Substantially all of our and the VIEs’ assets and operations are located in China. Accordingly, our and the VIEs’ business, financial condition, results of operations and prospects may be influenced to a significant degree by political, economic and social conditions in China generally. The Chinese economy differs from the economies of most developed countries in many respects, including the level of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. Although the Chinese government has implemented measures emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets, and the establishment of improved corporate governance in business enterprises, a substantial portion of productive assets in China is still owned by the government. In addition, the Chinese government continues to play a significant role in regulating industry development by imposing industrial policies. The Chinese government also exercises significant control over China’s economic growth through allocating resources, controlling payment obligations denominated in foreign currencies, setting monetary policy and providing preferential treatment to particular industries or companies. While the Chinese economy has experienced significant growth over past decades, growth has been uneven, both geographically and among various sectors of the economy. Any adverse changes in economic conditions in China, in the policies of the Chinese government or in the laws and regulations in China could have a material adverse effect on the overall economic growth of China. Such developments could adversely affect our and the VIEs’ business and operating results, lead to a reduction in demand for our services and adversely affect our competitive position. The Chinese government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall Chinese economy, but may have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations. The growth rate of the Chinese economy has gradually slowed since 2010, and the COVID-19 pandemic has negatively impacted and may continue to negatively impact the Chinese economy. Any prolonged slowdown in the Chinese economy may reduce the demand for our products and services and materially and adversely affect our and the VIEs’ business and results of operations.

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

The PRC government has significant oversight and discretion over the conduct of our and the VIEs’ business and may intervene with or influence our and the VIEs’ operations as the government deems appropriate to further regulatory, political and societal goals. The PRC government has recently published new policies that adversely affected our industry and our and the VIEs’ business, and we cannot rule out the possibility that it will in the future further release regulations or policies regarding our industry that could further adversely affect our and the VIEs’ business, financial condition and results of operations. Furthermore, the PRC government has also recently indicated an intent to exert more oversight and control over securities offerings and other capital markets activities that are conducted overseas and foreign investment in China-based companies like us. Any such action, once taken by the PRC government, could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or in extreme cases, become worthless.

We cannot assure you that we will be able to comply with new laws and regulations in all respects, and we may be ordered to rectify, suspend or terminate any actions or services that are deemed illegal by the regulatory authorities and become subject to material penalties, which may materially harm our and the VIEs’ business, financial condition, results of operations and prospects.

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

The PRC government may intervene or influence our and the VIEs’ operations at any time, or may exert more control over our future overseas offerings or foreign investments in us, which could result in a material change in our and the VIEs’ operation and the value of our ADSs.

We conduct our business primarily through our PRC subsidiaries and the VIEs and their subsidiaries in China. Our operations in China are governed by PRC laws and regulations. The PRC government has significant oversight and discretion over the operation of our and the VIEs’ business, and it may intervene or influence our and the VIEs’ operations at any time, which could result in a material adverse change in our and the VIEs’ operation and the value of our ADSs.

The PRC government has recently indicated an intent to exert more oversight over overseas offerings by and/or foreign investments in China-based issuers like us. For example, on July 6, 2021, relevant PRC government authorities promulgated the Opinions on Strictly Cracking Down on Illegal Securities Activities, which emphasized the need to strengthen the administration over “illegal securities activities” and the supervision on overseas listings by China-based companies, and proposed to take effective measures, such as promoting the construction of relevant regulatory systems to deal with the risks and incidents faced by China-based overseas-listed companies, although such opinions did not specify the definition of “illegal securities activities.” Such opinions further provided that the special provisions of the State Council on overseas offerings and listings by those companies limited by shares will be revised and therefore the duties of domestic industry competent authorities and regulatory agencies will be clarified. On February 17, 2023, the CSRC released the Overseas Listing Trial Measures and five supporting guidelines, which came into effect on March 31, 2023. Pursuant to the Overseas Listing Trial Measures, domestic companies that seek to offer or list securities overseas, both directly and indirectly, should fulfill the filing procedure and report relevant information to the CSRC. In addition, domestic companies that have been listed on a foreign stock exchange prior to the effective date of the Overseas Listing Trial Measures are required to file with the CSRC within three working days after such domestic company completes a security offering on the foreign stock exchange on which its securities have been listed. Since the Overseas Listing Trial Measures was newly promulgated, its interpretation, application and enforcement remain unclear. If the filing procedure with the CSRC under the Overseas Listing Trial Measures is required for any future offerings, listing or any other capital raising activities by us, it is uncertain whether we could complete the filing procedure in a timely manner, or at all.

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

It remains uncertain how PRC government authorities will regulate overseas listing in general and whether we are required to complete filing or obtain any specific regulatory approvals from the CSRC, CAC or any other PRC government authorities for our overseas offerings. If the CSRC, CAC or other government authorities later promulgate new rules or explanations requiring that we obtain their approvals for our future overseas offerings or maintain the listing status of our ADS, we may be unable to obtain such approvals in a timely manner, or at all, and such approvals may be rescinded even if obtained. Any such circumstance could significantly limit or completely hinder our ability to continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. In addition, implementation of industry-wide regulations affecting our and the VIEs’ operations could cause the value of our securities to significantly decline. Therefore, investors of our company and our and the VIEs’ business face potential uncertainty from actions taken by the PRC government affecting our and the VIEs’ business.

You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions in China, including Hong Kong, against us or our management named in the annual report based on foreign laws.

We are a Cayman Islands company and currently conduct substantially all business operations in China through our subsidiaries incorporated in the PRC and the contractual arrangements among our PRC subsidiaries and the VIEs. Substantially all of our and the VIE’s assets are located in China. In addition, most of our senior executive officers reside within China for a significant portion of the time and most are PRC nationals. We do not have any material operations or assets in Hong Kong. There are also uncertainties regarding the status of the rights of the Youdao, Inc., our Cayman Islands holding company, with respect to our contractual arrangements with the VIEs, our founders and shareholders. As a result, it may be difficult for our shareholders to effect service of process upon us or those persons inside China, including Hong Kong. In addition, neither China nor Hong Kong has treaties providing for the reciprocal recognition and enforcement of judgments of courts with the Cayman Islands and many other countries and regions. Therefore, recognition and enforcement in China or Hong Kong of judgments of a court in any of these non-PRC jurisdictions in relation to any matter not subject to a binding arbitration provision may be difficult or impossible.

Shareholder claims that are common in the United States, including securities law class actions and fraud claims, generally are difficult to pursue as a matter of law or practicality in China. For example, in China, there are significant legal and other obstacles to obtaining information needed for shareholder investigations or litigation outside China or otherwise with respect to foreign entities. Although the local authorities in China may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, such regulatory cooperation with the securities regulatory authorities in the Unities States have not been efficient in the absence of mutual and practical cooperation mechanism. No organization or individual may provide the documents and materials relating to securities business activities to overseas parties arbitrarily without the consent of the competent securities regulatory authority in China according to the PRC Securities Law. See also “—Risks Related to Our Class A Ordinary Shares and Our ADSs—You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law for risks associated with investing in us as a Cayman Islands company.”

We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business.

We are a Cayman Islands holding company and we rely principally on dividends and other distributions on equity from our PRC subsidiaries for our cash requirements, including for services of any debt we may incur. The ability of our PRC subsidiaries to pay dividends and other distributions on equity, in turn, depends on the payment they receive from the VIEs as service fees pursuant to certain contractual arrangements among our PRC subsidiaries, the VIEs and the VIEs’ shareholders entered into to comply with certain restriction under PRC law on foreign investment. Investors in our securities should note that, to the extent cash in the business is in the PRC or a PRC entity, the funds may not be available to fund operations or for other use outside of the PRC due to interventions in or the imposition of restrictions and limitations on the ability of Youdao, Inc. or its subsidiaries, or the VIEs by the PRC government to transfer cash. For more information about such contractual arrangements, see “Item 4. Information on the Company—4.C. Organizational Structure—Contractual Arrangements with the VIEs and the VIEs’ Respective Shareholders.”

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

PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay us from making loans or additional capital contributions to our PRC subsidiaries and to make loans to the VIEs, which could materially and adversely affect our liquidity and our ability to fund and expand our and the VIEs’ business.

Any funds we transfer to our PRC subsidiaries, either as a shareholder loan or as an increase in registered capital, as well as any foreign loans we provide to the VIEs, are subject to approval by or registration with relevant governmental authorities in China. According to the relevant PRC regulations on foreign-invested enterprises, or FIEs, in China, capital contributions to our PRC subsidiaries are subject to the reporting with the Ministry of Commerce, or MOFCOM, or its local branches and registration with a local bank authorized by the State Administration of Foreign Exchange, or SAFE. In addition, (i) any foreign loan procured by our PRC subsidiaries is required to be registered with SAFE or its local branches and (ii) any of our PRC subsidiaries may not procure loans which exceed the difference between its total investment amount and registered capital or, as an alternative, only procure loans subject to the calculation approach and limitation as provided in the Notice of the People’s Bank of China on Matters concerning the Macro-Prudential Management of Full-Covered Cross-Border Financing, or the PBOC Notice No. 9. Additionally, any medium or long-term loans to be provided by us to the VIEs must be registered with the NDRC and the SAFE or its local branches. We may not be able to obtain these government approvals or complete such registrations on a timely basis, if at all, with respect to future capital contributions or foreign loans by us to our PRC subsidiaries or loans by us to the VIEs. If we fail to receive such approvals or complete such reporting, registration or filing, our ability to use the proceeds of our initial public offering and the concurrent private placements to Orbis and to capitalize our PRC operations may be negatively affected, which could adversely affect our liquidity and our ability to fund and expand our and the VIEs’ business. See “Item 4. Information on the Company—4.A. History and Development of the Company—Our Corporate History.”

On March 30, 2015, the SAFE promulgated the Circular on Reforming the Management Approach Regarding the Foreign Exchange Capital Settlement of Foreign-Invested Enterprises, or SAFE Circular 19, which took effect as of June 1, 2015. SAFE Circular 19 launched a nationwide reform of the administration of the settlement of the foreign exchange capitals of FIEs and allows FIEs to settle their foreign exchange capital at their discretion, but continues to prohibit FIEs from using the Renminbi fund converted from their foreign exchange capital for expenditure beyond their business scopes, providing entrusted loans or repaying loans between nonfinancial enterprises. The SAFE issued the Circular on Reforming and Regulating Policies on the Control over Foreign Exchange Settlement of Capital Accounts, or SAFE Circular 16, effective in June 2016. Pursuant to SAFE Circular 16, enterprises registered in China may also convert their foreign debts from foreign currency to Renminbi on a self-discretionary basis. SAFE Circular 16 provides an integrated standard for conversion of foreign exchange under capital account items (including but not limited to foreign currency capital and foreign debts) on a self-discretionary basis which applies to all enterprises registered in China. SAFE Circular 16 reiterates the principle that Renminbi converted from foreign currency-denominated capital of a company may not be directly or indirectly used for purposes beyond its business scope or prohibited by PRC laws or regulations, while such converted Renminbi shall not be provided as loans to its non-affiliated entities. On October 23, 2019, SAFE issued Notice of the State Administration of Foreign Exchange on Further Promoting the Facilitation of Cross-border Trade and Investment, or the Circular 28. Circular 28 allows non-investment foreign-invested enterprises to use their capital funds to make equity investments in China, provided that such investments do not violate the Negative List and the target investment projects are genuine and in compliance with PRC laws. As Circular 28 is relatively new, there remains uncertainty as to its interpretation and application and any other future foreign exchange related rules. Violations of these Circulars could result in severe monetary or other penalties. SAFE Circular 19 and SAFE Circular 16 may significantly limit our ability to use Renminbi converted from the net proceeds of our initial public offering, the concurrent private placements to Orbis and follow-on offering to fund the establishment of new entities in China by the VIEs, to invest in or acquire any other PRC companies through our PRC subsidiaries, or to establish new VIEs in China, which may adversely affect our and the VIEs’ business, financial condition and results of operations.

The PCAOB had historically been unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections of our auditor in the past has deprived our investors with the benefits of such inspections.

Our auditor, the independent registered public accounting firm that issues the audit report included elsewhere in this annual report, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. The auditor is located in mainland China, a jurisdiction where the PCAOB was historically unable to conduct inspections and investigations completely before 2022. As a result, we and investors in the ADSs were deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in mainland China in the past has made it more difficult to evaluate the effectiveness of our independent registered public accounting firm’s audit procedures or quality control procedures as compared to auditors outside of mainland China that are subject to the PCAOB inspections. On December 15, 2022, the PCAOB issued a report that vacated its December 16, 2021 determination and removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. However, if the PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in mainland China and Hong Kong, and we use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the SEC, we and investors in our ADSs would be deprived of the benefits of such PCAOB inspections again, which could cause investors and potential investors in the ADSs to lose confidence in our audit procedures and reported financial information and the quality of our financial statements.

Our ADSs may be prohibited from trading in the United States under the Holding Foreign Companies Accountable Act, or the HFCAA, in the future if the PCAOB is unable to inspect or investigate completely auditors located in China. The delisting of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.

Pursuant to the HFCAA, if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspections by the PCAOB for two consecutive years, the SEC will prohibit our shares or ADSs from being traded on a national securities exchange or in the over-the-counter trading market in the United States.

On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong and our auditor was subject to that determination. In May 2022, the SEC conclusively listed us as a Commission-Identified Issuer under the HFCAA following the filing of our annual report on Form 20-F for the fiscal year ended December 31, 2021. On December 15, 2022, the PCAOB removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. For this reason, we do not expect to be identified as a Commission-Identified Issuer under the HFCAA after we file this annual report on Form 20-F for the fiscal year ended December 31, 2022.

Each year, the PCAOB will determine whether it can inspect and investigate completely audit firms in mainland China and Hong Kong, among other jurisdictions. If the PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in mainland China and Hong Kong and we use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the SEC, we would be identified as a Commission-Identified Issuer following the filing of the annual report on Form 20-F for the relevant fiscal year. In accordance with the HFCAA, our securities would be prohibited from being traded on a national securities exchange or in the over-the-counter trading market in the United States if we are identified as a Commission-Identified Issuer for two consecutive years in the future. If our Class A ordinary shares and ADSs are prohibited from trading in the United States, there is no certainty that we will be able to list on a non-U.S. exchange or that a market for our securities will develop outside of the United States. A prohibition of being able to trade in the United States would substantially impair your ability to sell or purchase our ADSs when you wish to do so, and the risk and uncertainty associated with delisting would have a negative impact on the price of our ADSs. Also, such a prohibition would significantly affect our ability to raise capital on terms acceptable to us, or at all, which would have a material adverse impact on our business, financial condition, and prospects.

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

The PRC government imposes controls on the convertibility of the Renminbi into foreign currencies and, in certain cases, the remittance of currency out of China. We receive substantially all of our revenues in Renminbi. Under our current corporate structure, our Cayman Islands holding company primarily relies on dividend payments from our PRC subsidiaries to fund any cash and financing requirements we may have. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval of SAFE by complying with certain procedural requirements. Specifically, under the existing exchange restrictions, without prior approval of SAFE, cash generated from the operations of our PRC subsidiaries in China may be used to pay dividends to our company. However, approval from or registration with appropriate government authorities is required where Renminbi is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. As a result, we need to obtain SAFE approval to use cash generated from the operations of our PRC subsidiaries and the VIEs to pay off their respective debt in a currency other than Renminbi owed to entities outside China, or to make other capital expenditure payments outside China in a currency other than Renminbi. The PRC government may at its discretion restrict access to foreign currencies for current account transactions in the future. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, we may not be able to pay dividends in foreign currencies to our shareholders, including holders of the ADSs.

Certain PRC regulations may make it more difficult for us to pursue growth through acquisitions.

Among other things, the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, adopted by six PRC regulatory agencies in 2006 and amended in 2009, established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time-consuming and complex. Such regulation requires, among other things, that the MOFCOM be notified in advance of any change-of-control transaction in which a foreign investor acquires control of a PRC domestic enterprise or a foreign company with substantial PRC operations, if certain thresholds under the Provisions on Thresholds for Prior Notification of Concentrations of Undertakings, issued by the State Council in 2008 and amended in 2018, are triggered. Moreover, the Anti-Monopoly Law promulgated by the Standing Committee of the NPC which became effective in 2008 and was last amended on June 24, 2022 requires that transactions which are deemed concentrations and involve parties with specified turnover thresholds must be cleared by the MOFCOM before they can be completed. On February 7, 2021, the Anti-Monopoly Commission of the State Council promulgated the Anti-Monopoly Guidelines for the Internet Platform Economy Sector that aims at specifying some of the circumstances under which an activity of internet platforms may be identified as monopolistic act as well as clarifying that concentration of undertakings involving VIE structure shall be subject to anti-monopoly review. In addition, PRC national security review rules which became effective in September 2011 require acquisitions by foreign investors of PRC companies engaged in military related or certain other industries that are crucial to national security be subject to security review before consummation of any such acquisition. Further, the Measures for the Security Review of Foreign Investments promulgated by the NDRC and MOFCOM which became effective from January 2021 requires that security review by relevant governmental authorities shall be conducted in accordance with the provisions of the Measures for foreign investments that affect or may affect national security. We may pursue potential strategic acquisitions that are complementary to our business and operations. Complying with the requirements of these regulations to complete such transactions could be time-consuming, and any required approval processes, including obtaining approval or clearance from the MOFCOM, may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share.

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

Shareholder claims or regulatory investigation that are common in the United States generally are difficult to pursue as a matter of law or practicality in China. For example, in China, there are significant legal and other obstacles to providing information needed for regulatory investigations or litigation initiated outside China. Although the authorities in China may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, such cooperation with the securities regulatory authorities in the Unities States may not be efficient in the absence of mutual and practical cooperation mechanism. Furthermore, according to Article 177 of the PRC Securities Law, or Article 177, which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigation or evidence collection activities within the territory of the PRC. In addition, the Overseas Listing Trial Measures provides, among others, that domestic companies or individuals shall obtain consents from the CSRC and other relevant competent authorities before such domestic companies provide relevant documents and materials required by overseas securities regulators for investigation and collection of evidence. While detailed interpretation of or implementation rules under Article 177 and the above-mentioned provision of the Overseas Listing Trial Measures have yet to be promulgated, the inability for an overseas securities regulator to directly conduct investigation or evidence collection activities within China and the required prior consent from the CSRC may further increase difficulties faced by you in protecting your interests.

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

Sales of substantial amounts of ADSs in the public market, or the perception that these sales could occur, could adversely affect the market price of the ADSs and could materially impair our ability to raise capital through equity offerings in the future. As of March 31, 2023, we had 35,926,075 Class A ordinary shares (excluding 1,755,011 Class A ordinary shares repurchased in the form of ADSs) and 88,288,360 Class B ordinary shares outstanding. The ADSs representing our Class A ordinary shares sold in our initial public offering are freely transferable by persons other than our “affiliates” without restriction or further registration under the Securities Act. The remaining ordinary shares outstanding will be available for sale, subject to volume and other restrictions as applicable under Rules 144 and 701 under the Securities Act. We cannot predict what effect, if any, market sales of securities held by our significant shareholders or any other shareholder or the availability of these securities for future sale will have on the market price of the ADSs.

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

As a Cayman Islands exempted company, we are not obliged by the Companies Act to call shareholders’ annual general meetings. Our MAA provides that we may (but are not obliged to) each year hold a general meeting as our annual general meeting. As a holder of ADSs, you will not have any direct right to attend general meetings of our shareholders or to cast any votes at such meetings. You will only be able to exercise the voting rights which attach to the Class A ordinary shares underlying your ADSs indirectly by giving voting instructions to the depositary in accordance with the provisions of the deposit agreement. Under the deposit agreement, you may vote only by giving voting instructions to the depositary, as holder of the Class A ordinary shares underlying your ADSs. Upon receipt of your voting instructions, the depositary may try to vote the Class A ordinary shares underlying your ADSs in accordance with your instructions. If we ask for your instructions, then upon receipt of your voting instructions, the depositary will try to vote the underlying Class A ordinary shares in accordance with those instructions. If we do not instruct the depositary to ask for your instructions, the depositary may still vote in accordance with instructions you give, but it is not required to do so. You will not be able to directly exercise any right to vote with respect to the underlying Class A ordinary shares unless you withdraw the shares and become the registered holder of such shares prior to the record date for the general meeting. When a general meeting is convened, you may not receive sufficient advance notice of the meeting to enable you to withdraw the shares underlying your ADSs and become the registered holder of such shares prior to the record date for the general meeting to allow you to attend the general meeting and to vote directly with respect to any specific matter or resolution to be considered and voted upon at the general meeting. In addition, under our MAA, for the purposes of determining those shareholders who are entitled to attend and vote at any general meeting, our directors may close our register of members and/or fix in advance a record date for such meeting, and such closure of our register of members or the setting of such a record date may prevent you from withdrawing the Class A ordinary shares underlying your ADSs and becoming the registered holder of such shares prior to the record date, so that you would not be able to attend the general meeting or to vote directly. Where any matter is to be put to a vote at a general meeting, the depositary will notify you of the upcoming vote and to deliver our voting materials to you, if we ask it to. We cannot assure you that you will receive the voting material in time to ensure you can direct the depositary to vote your shares. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for their manner of carrying out your voting instructions. This means that you may not be able to exercise your right to direct how the shares underlying your ADSs are voted and you may have no legal remedy if the shares underlying your ADSs are not voted as you requested.

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

NetEase, Dr. Zhou and certain individual minority shareholders who are our employees collectively beneficially owned all of our issued and outstanding Class B ordinary shares as of the date of this annual report. As of March 31, 2023, these Class B ordinary shares constituted approximately 71.1% of our total issued and outstanding share capital and 88.1% of the aggregate voting power of our total issued and outstanding share capital (excluding 1,755,011 Class A ordinary shares repurchased in the form of ADSs). In particular, Class B ordinary shares owned by NetEase constituted approximately 52.6% of our total issued and outstanding share capital and 65.2% of the aggregate voting power of our total issued and outstanding share capital as of March 31, 2023 (excluding 1,755,011 Class A ordinary shares repurchased in the form of ADSs).

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

Based on the composition of our income and assets and the value of our assets, including goodwill, which is based on the price of the ADSs, we believe that we were not a PFIC for our 2022 taxable year. However, our PFIC status for any taxable year will depend on the composition of our income and assets and the value of our assets from time to time (which may be determined, in part, by reference to the market price of the ADSs, which has been volatile). Because we hold a substantial amount of cash and financial investments, fluctuations in the market price of our ADSs could cause us to become a PFIC for the current or any future taxable year if the value of our assets (including goodwill) is determined by reference to our market capitalization. Moreover, it is not entirely clear how the contractual arrangements between us and the VIEs will be treated for purposes of the PFIC rules, and we may be or become a PFIC if the VIEs are not treated as owned by us for these purposes. In addition, the extent to which our goodwill should be characterized as an active asset is not entirely clear. Furthermore, our PFIC status for any taxable year is an annual determination that could be made only after the end of that year. Accordingly, there can be no assurance that we will not be a PFIC for any taxable year. If we were a PFIC for any taxable year during which a U.S. taxpayer held ADSs or Class A ordinary shares, the U.S. taxpayer generally would be subject to adverse U.S. federal income tax consequences, including increased tax liability on disposition gains and “excess distributions” and additional reporting requirements. See “Item 10. Additional Information—10.E. Taxation—Material U.S. Federal Income Tax Considerations—Passive Foreign Investment Company Rules.”

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

Between 2016 and 2022, we continued to expand our suite of smart devices, which primarily include Youdao Dictionary Pen, Youdao Smart Learning Pad, Youdao Listening Pod, Youdao Pocket Translator and Youdao Super Dictionary. We also strategically expanded our learning services to include a wide range of STEAM courses, catering to various age groups’ learning needs, which mainly consist of Youdao Weiqi, Youdao iCode, Youdao Drosophila Science and Youdao Fun Reading.

In March 2021, we established Youdao Adult Education Department to promote the integration of the adult education sector of Youdao Premium Courses, NetEase Cloud Classroom and China University MOOC. Mainly operated by NetEase Cloud Classroom, this new business unit will help integrate ample academic resources and propel the research and development of adult education courses.

In 2021, we officially launched our education digitalization solutions business and introduced the second generation of Youdao Smart Learning Terminal, a device that automates paper-based homework processing and provides learning diagnosis through the AI technology at schools.

We ceased to offer the Academic AST Business in the fourth quarter of 2021, in order to fully comply with applicable PRC regulatory requirements adopted by the PRC government in the second half of 2021.

In 2022, we completed the transition to become a leading technology-focused intelligent learning company, and have developed a comprehensive suite of product and service offerings. We introduced a number of new intelligent learning devices. For example, we launched Youdao Smart Learning Pad X10 in October 2022, an AI-supported smart learning device that can track and present users’ leaning performances and provide personalized suggestions. We also launched Youdao Dictionary Pen X5 and Youdao Dictionary Pen P5 in August 2022 and October 2022, respectively, both of which are equipped with the first dictionary pen smart operation system. We also expanded our learning services and launched Youdao Literature Creative Writing, a series of services to develop and cultivate children’s humanistic literacy.

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

Due to the restrictions imposed by PRC laws and regulations on foreign ownership of companies engaged in value-added telecommunication services and certain other businesses, Youdao Information entered into a series of contractual arrangements, as amended and restated, with each of Youdao Computer and Linjiedian Education, as well as their respective shareholders, and Youdao Hangzhou entered into a series of contractual arrangements with Youdao Guangzhou Computer and its shareholders, through such contractual arrangements we are regarded as the primary beneficiary of each of Youdao Computer, Linjiedian Education and Youdao Guangzhou Computer for accounting purposes. We treat them as VIEs under U.S. GAAP and have consolidated the financial results of these entities in our consolidated financial statements in accordance with U.S. GAAP, to the extent the conditions for consolidation of the VIEs under the U.S. GAAP are satisfied. We refer to Youdao Information and Youdao Hangzhou as our wholly foreign owned entities, or WFOEs, and to Youdao Computer, Linjiedian Education and Youdao Guangzhou Computer as the VIEs, in this annual report. For more details and risks related to the VIE structure that we adopt, please see “—4.C. Organizational Structure—Contractual Arrangements with the VIEs and the VIEs’ Respective Shareholders” and “Item 3. Key Information—3.D. Risk Factors—Risks Related to Our Corporate Structure.”

In May 2019, we acquired certain online learning businesses, including NetEase Cloud Classroom, China University MOOC and NetEase Kada (subsequently rebranded as Youdao Kada), from the NetEase Group, as we believe these offerings generally appeal to different target audiences from, and as a result complement our existing online course offerings and enable us to reach a broader student base. Since these businesses were controlled by NetEase both before and after the acquisition, such transactions are accounted for as business combinations under common control. Therefore, our consolidated financial statements included elsewhere in this annual report include these acquired assets and liabilities at their historical carrying value. In addition, our consolidated financial statements included elsewhere in this annual report reflect the results of such acquired businesses as if the current corporate structure, including the transfer of business in May 2019, had been in existence throughout the periods presented.

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

In April 2021, the boards of directors of both NetEase and our company approved a proposed revolving loan facility by NetEase to us with a total commitment of US$300.0 million to support our long-term growth.

On November 17, 2022, our board of directors authorized our company to adopt a share repurchase program for up to US$20 million of its Class A ordinary shares (including in the form of ADSs) during a period of up to 36 months.

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

Selected Condensed Consolidating Schedule

The following tables present the selected condensed consolidating schedule of financial information for Youdao, Inc., its wholly owned subsidiaries that are the primary beneficiaries of the VIEs, namely, Youdao Information and Youdao Hangzhou, its other subsidiaries, the VIEs and their subsidiaries that we consolidate for the periods presented.

	As of December 31, 2021
	Youdao, Inc.	Other Subsidiaries	Primary beneficiaries of VIEs	VIEs and their subsidiaries	Eliminations	Total

	(RMB in thousands)
Cash and cash equivalents	122,765	27,172	38,201	134,639	—	322,777
Time deposits	—	—	268	—	—	268
Restricted cash	—	—	—	749,770	—	749,770
Short-term investments	—	490,214	—	13,617	—	503,831
Accounts receivable, net	—	77,637	24,445	146,257	—	248,339
Amounts due from NetEase Group	—	2,389	3,627	176	—	6,192
Amounts due from Youdao Group Companies(1)	2,658,772	72,465	536,080	442,110	(3,709,427)	—
Other assets	229	318,149	202,851	281,661	—	802,890
Total assets	2,781,766	988,026	805,472	1,768,230	(3,709,427)	2,634,067
Contract liabilities	—	40,678	13,227	1,011,734	—	1,065,639
Amounts due to NetEase Group	221	19,174	39,662	23,984	—	83,041
Amounts due to Youdao Group Companies(1)	—	488,385	2,740,421	480,621	(3,709,427)	—

	As of December 31, 2021
	Youdao, Inc.	Other Subsidiaries	Primary beneficiaries of VIEs	VIEs and their subsidiaries	Eliminations	Total

	(RMB in thousands)
Short-term loans from NetEase Group	—	—	878,000	—	—	878,000
Other current liabilities	2,573	366,896	510,562	127,248	—	1,007,279
Long-term loans from NetEase Group	255,028	—	—	—	—	255,028
Investments in subsidiaries and VIEs(3)	3,328,600	3,354,116	(113,250)	—	(6,569,466)	—
Total liabilities	3,588,833	4,318,552	4,076,586	1,659,390	(10,278,893)	3,364,468
Total mezzanine equity	—	—	—	78,592	—	78,592
Youdao’s shareholders’ (deficit)/equity(3)	(807,067)	(3,328,600)	(3,271,114)	30,248	6,569,466	(807,067)
Noncontrolling interests	—	(1,926)	—	—	—	(1,926)
Total shareholders’ (deficit)/equity	(807,067)	(3,330,526)	(3,271,114)	30,248	6,569,466	(808,993)
Total liabilities, mezzanine equity and shareholders’ (deficit)/ equity	2,781,766	988,026	805,472	1,768,230	(3,709,427)	2,634,067

	As of December 31, 2022
	Youdao, Inc.	Other Subsidiaries	Primary beneficiaries of VIEs	VIEs and their subsidiaries	Eliminations	Total

	(RMB in thousands)
Cash and cash equivalents	30,418	57,967	456,641	238,585	—	783,611
Time deposits	—	—	273	—	—	273
Restricted cash	—	—	—	873	—	873
Short-term investments	—	—	210,796	21,356	—	232,152
Accounts receivable, net	—	207,679	27,455	170,005	—	405,139
Amounts due from NetEase Group	—	3,789	3,907	192	—	7,888
Amounts due from Youdao Group Companies(1)	2,932,344	143,829	1,206,593	1,393,802	(5,676,568)	—
Other assets	9,180	259,705	220,377	356,958	—	846,220
Total assets	2,971,942	672,969	2,126,042	2,181,771	(5,676,568)	2,276,156
Contract liabilities	—	23,669	26,587	1,017,029	—	1,067,285
Amounts due to NetEase Group	2,447	895	57,929	7,538	—	68,809
Amounts due to Youdao Group Companies(1)	—	360,472	4,465,751	850,345	(5,676,568)	—
Short-term loans from NetEase Group	—	—	878,000	—	—	878,000
Other current liabilities	4,382	410,837	546,923	202,382	—	1,164,524
Long-term loans from NetEase Group	522,345	—	—	—	—	522,345
Investments in subsidiaries and VIEs(3)	3,976,660	3,841,106	(59,452)	—	(7,758,314)	—
Total liabilities	4,507,031	4,656,385	5,920,539	2,104,357	(13,434,882)	3,753,430
Total mezzanine equity	—	—	—	64,571	—	64,571
Youdao’s shareholders’ (deficit)/equity(3)	(1,535,089)	(3,976,660)	(3,794,497)	12,843	7,758,314	(1,535,089)
Noncontrolling interests	—	(6,756)	—	—	—	(6,756)
Total shareholders’ (deficit)/equity	(1,535,089)	(3,983,416)	(3,794,497)	12,843	7,758,314	(1,541,845)
Total liabilities and shareholders’ (deficit)/equity	2,971,942	672,969	2,126,042	2,181,771	(5,676,568)	2,276,156

	For the Year Ended December 31, 2020
	Youdao, Inc	Other Subsidiaries	Primary beneficiaries of VIEs	VIEs and their subsidiaries	Eliminations	Total

	(RMB in thousands)
Net revenues:
Third-party net revenues	—	145,698	588,146	1,792,962	—	2,526,806
Intra-Group net revenues related to technical consulting and related services(4)	—	126,418	1,275,953	—	(1,402,371)	—
Other intra-Group net revenues(5)	—	166,863	3,584	552	(170,999)	—

Total net revenues	—	438,979	1,867,683	1,793,514	(1,573,370)	2,526,806
Cost and expenses:
Third-party cost and expenses	(13,008)	(486,182)	(2,457,259)	(421,814)	—	(3,378,263)
Intra-Group cost and expenses related to technical consulting and related services(4)	—	—	—	(1,402,371)	1,402,371	—
Other intra-Group cost and expenses(5)	—	(3,753)	(166,139)	(1,107)	170,999	—

Total cost and expenses	(13,008)	(489,935)	(2,623,398)	(1,825,292)	1,573,370	(3,378,263)
Loss from operations	(13,008)	(50,956)	(755,715)	(31,778)	—	(851,457)
Share of (loss)/income of subsidiaries and VIEs(3)	(1,762,633)	(1,634,507)	24,161	—	3,372,979	—
Net (loss)/income from continuing operations	(1,752,789)	(1,724,766)	(714,932)	20,483	3,372,979	(799,025)
Net loss from discontinued operations						(954,327)
Net (loss)/income attributable to ordinary shareholders of the company	(1,752,789)	(1,762,633)	(1,634,558)	24,212	3,372,979	(1,752,789)

	For the Year Ended December 31, 2021
	Youdao, Inc.	Other Subsidiaries	Primary beneficiaries of VIEs	VIEs and their subsidiaries	Eliminations	Total

	(RMB in thousands)
Net revenues:
Third-party net revenues	—	233,070	1,032,114	2,750,610	—	4,015,794
Intra-Group net revenues related to technical consulting and related services(4)	—	128,974	2,092,225	—	(2,221,199)	—
Other intra-Group net revenues(5)	—	549,236	46,851	941	(597,028)	—

Total net revenues	—	911,280	3,171,190	2,751,551	(2,818,227)	4,015,794
Cost and expenses:
Third-party cost and expenses	(13,048)	(873,420)	(3,511,302)	(561,272)	—	(4,959,042)
Intra-Group cost and expenses related to technical consulting and related services(4)	—	—	—	(2,221,199)	2,221,199	—
Other intra-Group cost and expenses(5)	—	(34,756)	(551,599)	(10,673)	597,028	—

Total cost and expenses	(13,048)	(908,176)	(4,062,901)	(2,793,144)	2,818,227	(4,959,042)
(Loss)/Income from operations	(13,048)	3,104	(891,711)	(41,593)	—	(943,248)
Share of loss of subsidiaries and VIEs(3)	(989,148)	(806,306)	(55,055)	—	1,850,509	—
Net loss from continuing operations	(995,655)	(791,025)	(931,396)	(58,520)	1,850,509	(926,087)
Net loss from discontinued operations						(100,267)
Net loss attributable to ordinary shareholders of the company	(995,655)	(989,148)	(834,408)	(26,953)	1,850,509	(995,655)

		For the Year Ended December 31, 2022
	Youdao, Inc.	Other Subsidiaries	Primary beneficiaries of VIEs	VIEs and their subsidiaries	Eliminations	Total

	(RMB in thousands)
Net revenues:
Third-party net revenues	—	1,321,894	185,818	3,505,470	—	5,013,182
Intra-Group net revenues related to technical consulting and related services(4)	—	—	2,767,812	—	(2,767,812)	—
Other intra-Group net revenues(5)	—	380,029	151,876	10,512	(542,417)	—

Total net revenues	—	1,701,923	3,105,506	3,515,982	(3,310,229)	5,013,182
Cost and expenses:
Third-party cost and expenses	(12,861)	(1,772,728)	(3,242,309)	(759,964)	—	(5,787,862)
Intra-Group cost and expenses related to technical consulting and related services(4)	—	—	—	(2,767,812)	2,767,812	—
Other intra-Group cost and expenses(5)	—	(146,346)	(393,386)	(2,685)	542,417	—

Total cost and expenses	(12,861)	(1,919,074)	(3,635,695)	(3,530,461)	3,310,229	(5,787,862)
Loss from operations	(12,861)	(217,151)	(530,189)	(14,479)	—	(774,680)
Share of loss of subsidiaries and VIEs(3)	(701,280)	(499,247)	(63,392)	—	1,263,919	—
Net loss from continuing operations	(727,032)	(706,110)	(539,015)	(31,540)	1,263,919	(739,778)
Net loss from discontinued operations						(6,105)
Net loss attributable to ordinary shareholders of the company	(727,032)	(701,280)	(544,883)	(17,756)	1,263,919	(727,032)

	For the Year Ended December 31, 2020
	Youdao, Inc.	Other Subsidiaries	Primary beneficiaries of VIEs	VIEs and their subsidiaries	Eliminations	Total

	(RMB in thousands)
Cash flows from operating activities:
Net cash provided by/(used in) transactions with external parties	14,409	(472,888)	(2,897,799)	3,034,716	—	(321,562)
Net cash provided by/(used in) transactions with intra-Group companies related to technical consulting and related services	—	840,100	2,258,731	(3,098,831)	—	—
Net cash provided by/(used in) other transactions with intra-Group companies	—	43,979	(45,592)	1,613	—	—

Net cash provided by/(used in) operating activities	14,409	411,191	(684,660)	(62,502)	—	(321,562)
Cash flows from investing activities:
Net cash provided by/(used in) transactions with external parties	1,236,356	(454,859)	(86,036)	65,510	—	760,971
Loan made to subsidiaries(2)	(1,236,543)	—	—	—	1,236,543	—

Net cash (used in)/provided by investing activities	(187)	(454,859)	(86,036)	65,510	1,236,543	760,971
Cash flows from financing activities:
Net cash provided by transactions with external parties	26,559	—	—	—	—	26,559
Loan received from Parent Company(2)	—	183,359	1,053,184	—	(1,236,543)	—

Net cash provided by financing activities	26,559	183,359	1,053,184	—	(1,236,543)	26,559

	For the Year Ended December 31, 2021
	Youdao, Inc.	Other Subsidiaries	Primary beneficiaries of VIEs	VIEs and their subsidiaries	Eliminations	Total

	(RMB in thousands)
Cash flows from operating activities:
Net cash (used in)/provided by transactions with external parties	(7,763)	(868,319)	(3,748,495)	3,278,167	—	(1,346,410)
Net cash provided by/(used in) transactions with intra-Group companies related to technical consulting and related services	—	19,500	2,389,800	(2,409,300)	—	—
Net cash (used in)/provided by other transactions with intra-Group companies	(1,277)	573,599	(571,623)	(699)	—	—

Net cash (used in)/provided by operating activities	(9,040)	(275,220)	(1,930,318)	868,168	—	(1,346,410)
Cash flows from investing activities:
Net cash provided by transactions with external parties	9,843	12,655	16,026	8,550	—	47,074
Loan made to subsidiaries(2)	(1,759,925)	—	—	—	1,759,925	—

Net cash (used in)/provided by investing activities	(1,750,082)	12,655	16,026	8,550	1,759,925	47,074
Cash flows from financing activities:
Net cash provided by transactions with external parties	1,783,713	—	—	—	—	1,783,713
Loan received from Parent Company(2)	—	105,480	1,654,445	—	(1,759,925)	—

Net cash provided by financing activities	1,783,713	105,480	1,654,445	—	(1,759,925)	1,783,713

	For the Year Ended December 31, 2022
	Youdao, Inc.	Other Subsidiaries	Primary beneficiaries of VIEs	VIEs and their subsidiaries	Eliminations	Total

	(RMB in thousands)
Cash flows from operating activities:
Net cash (used in)/provided by transactions with external parties	(20,057)	(563,565)	(2,970,139)	2,950,638	—	(603,123)
Net cash provided by/(used in) transactions with intra-Group companies related to technical consulting and related services	—	—	2,944,165	(2,944,165)	—	—
Net cash (used in)/provided by other transactions with intra-Group companies	(488)	534,758	54,872	(589,142)	—	—

Net cash (used in)/provided by operating activities	(20,545)	(28,807)	28,898	(582,669)	—	(603,123)

	For the Year Ended December 31, 2022
	Youdao, Inc.	Other Subsidiaries	Primary beneficiaries of VIEs	VIEs and their subsidiaries	Eliminations	Total

	(RMB in thousands)
Cash flows from investing activities:
Net cash provided/(used in) by transactions with external parties	—	26,607	161,498	(62,282)	—	125,823
Capital injection to subsidiaries (3)	—	—	(25,000)	—	25,000	—
Loan made to subsidiaries (2)	(272,940)	—	(30,000)	—	302,940	—
Recovery of loan made to subsidiaries (2)	14,354	—	—	—	(14,354)	—

Net cash (used in)/provided by investing activities	(258,586)	26,607	106,498	(62,282)	313,586	125,823
Cash flows from financing activities:
Net cash provided by transactions with external parties	184,649	—	—	—	—	184,649
Proceeds received from ordinary shareholders (3)	—	25,000	—	—	(25,000)	—
Loan received from Parent Company and Primariy beneficiaries of VIEs (2)	—	30,000	272,940	—	(302,940)	—
Repayment of loan from parent company (2)	—	(14,354)	—	—	14,354	—

Net cash provided by financing activities	184,649	40,646	272,940	—	(313,586)	184,649

Notes:

(1)	It represents the elimination of intercompany balances among Youdao, Inc., other subsidiaries, primary beneficiaries of the VIEs, and VIEs and their subsidiaries.
(2)	It represents the elimination of loans from Youdao, Inc. to other subsidiaries and primary beneficiaries of the VIEs, and loans from primary beneficiaries of the VIEs to other subsidiaries.
(3)	It represents the elimination of the investments among Youdao, Inc., other subsidiaries, primary beneficiaries of the VIEs, and the VIEs and their subsidiaries.
(4)	It represents the elimination of the intercompany technical consulting and related services at the consolidation level.
(5)	It represents the elimination of other intercompany transactions at the consolidation level.

4.B. Business Overview

What is Youdao

Youdao makes learning happen.

Since its inception, Youdao has developed and used technologies to provide learning applications, content, devices and solutions to users of all ages.

We are a leading technology-focused intelligent learning company in China. Starting from online knowledge tools, we currently offer a comprehensive suite of smart devices and learning services that are accessible, reliable and trustworthy.

Today, for tens of millions of people, Youdao is the go-to destination for looking up a word, translating a foreign language, preparing for an exam, or picking up a new skill. Through technology, we enrich the lives of people of all ages every day, guiding them on their journey of pursuing knowledge and sharing ideas.

What Youdao Offers

Youdao was founded in 2006 as part of NetEase, a leading internet technology company in China, dedicated to providing online services centered around content, community, communication and commerce. In 2007, we launched our flagship Youdao Dictionary, which is China’s leading language app. Youdao Dictionary had 47.1 million average MAUs in 2022.

The early success of Youdao Dictionary has enabled us to attract a massive user base, build a strong brand, and expand into a broad range of products and services addressing people’s lifelong learning needs:

Online Knowledge Tools

- Youdao Dictionary
- Youdao Kids Dictionary
- Youdao Translation
- U-dictionary

Learning Services

- Youdao Premium Courses
- NetEase Cloud Classroom
- China University MOOC
- Youdao Weiqi
- Youdao iCode
- Youdao Chess
- Youdao Kada
- Youdao Drosophila Science Courses
- Youdao Fun Reading

Smart Devices

Education Digitalization Solutions

- Youdao Smart Learning Terminal
- Youdao Smart Cloud
- Youdao Sports

•

Online knowledge tools—a collection of dictionaries, empowered by leading-edge technologies. Our tools are convenient, smart and powerful. We offer most of them for free, but monetize their massive user bases mainly through advertising. As these tools become ubiquitous in people’s lives, they have also helped drive organic user traffic to our learning services and other products and services.

•

Learning services—primarily include (1) STEAM courses (operated mainly through Youdao Premium Courses), mainly consisting of Youdao Weiqi, Youdao iCode, Youdao Kada, Youdao Drosophila Science and Youdao Fun Reading, (2) digital content services, which provide interactive learning features, (3) adult and vocational courses (operated through NetEase Cloud Classroom) including foreign language courses, post-graduate school entrance exam prep courses, vocational education courses, and digital skills training courses, and (4) other courses such as China University MOOC. We use our extensive experience and know-how from the current course offerings to train instructors and teaching assistants and inform our course development, which help us attract and retain students. We integrate our core technologies into the learning and teaching process to create an engaging, interactive and customized learning experience across our learning services.

•

Smart devices—primarily include Youdao Dictionary Pen, Youdao Smart Learning Pad, Youdao Listening Pod, Youdao Smart Light, Youdao Pocket Translator and Youdao Super Dictionary. Our approach to such devices is a seamless integration of AI algorithms and data processing into hardware devices that supplement our online knowledge tools and learning services. Our smart devices allow us to further enhance users’ learning experience and efficiency.

•	Education digitalization solutions—include technologies and solutions licensed to schools or enterprise customers, such as Youdao Smart Learning Terminal, Youdao Smart Cloud and Youdao Sports.

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

Our Technologies

Our leadership in technology is built by our smart, creative, diverse and dedicated team. We had a team of 1,123 R&D and related personnel as of December 31, 2022, whose expertise spans a broad range of disciplines, from natural language processing and computer vision, to automatic speech recognition, machine learning and data mining. We have also founded Youdao AI Lab, our innovation center, to drive technology, enhance innovation and nurture aspiring engineers and entrepreneurs to propel our long-term growth.

Over the years, we have developed the following core technologies to deliver an effective and enjoyable learning experience to our users across our comprehensive suite of smart devices and learning services:

•

Optical character recognition (OCR). We offer a wide suite of proprietary OCR technologies specifically designed to recognize massive volumes of physical learning materials. Our OCR technologies enable swift and precise recognition of (i) cursive handwriting; (ii) text in mixed languages; and (iii) tilted texts.

•

Language data mining. We pioneered the development of systems to crawl the web for hundreds of millions of words and expressions in “parallel” language pairs. This has enabled us to accurately translate millions of rare, “out-of-dictionary” words, phrases and terms, such as the titles of movies, books, names of individuals, and new technical terminologies. In addition, we are also able to mine from the web bilingual sentence pairs using natural language processing (NLP) techniques. To achieve optimal translation results, we align parallel language data with our algorithms to filter noisy, less reliable data.

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

•

Live-streaming technologies. Our live-streaming technologies and platforms can deliver superior reliability, scalability and performance. Our proprietary audio-visual coding and streaming technologies make it possible for us to stream each live class to a massive number of participants simultaneously with low loss rates, even over weak internet connections. We also offer various features, such as voice chats among multiple users and various visual and audio effects, to enhance the live-streaming learning experience.

Our Offerings

A Holistic Product Innovation Approach

Learning is a lifelong process. With this in mind, we offer a comprehensive portfolio of smart devices and learning services to cater to people’s varying learning needs throughout their lives.

•	Online knowledge tools, including Youdao Dictionary and other dictionary and translation tools;

•	Learning services, mainly including STEAM courses, digital content services, adult and vocational courses, and other courses such as China University MOOC; and

•	Smart devices, primarily including Youdao Dictionary Pen, Youdao Smart Learning Pad, Youdao Listening Pod, Youdao Smart Light, Youdao Pocket Translator and Youdao Super Dictionary;

•

Education digitalization solutions, mainly including technologies and solutions licensed to schools or enterprise customers, such as Youdao Smart Learning Terminal, Youdao Smart Cloud and Youdao Sports.

We take an integrated, holistic approach to grow and manage our offerings, resulting in significant economies of scale and synergies. The massive loyal user base of our knowledge tools and services generates organic traffic to our other product and service offerings with a strong potential for monetization. As we continued to develop our learning services primarily including STEAM courses, digital content services and adult and vocational courses, we also benefitted from our strong course and content development capabilities, accumulated from developing our Academic AST Business historically. These synergies have effectively lowered our product development and user acquisition costs, allowing us to invest in technology and launch new offerings in a scalable way.

Our offerings are fully integrated from a technology and data perspective—we have built our core technologies to support the full range of our offerings, and through our massive user base, we have amassed extensive data to deepen our data insights and train our algorithms to drive operational efficiencies and enhance user experience across our offerings.

Online Knowledge Tools

Youdao Dictionary

Launched in 2007, Youdao Dictionary is our very first major product and flagship online language tool. Today, it is China’s most popular and trusted online dictionary and translation tool. Youdao Dictionary is China’s leading language app and it had 47.1 million MAUs in 2022. Youdao Dictionary has the following core features and strengths:

Extensive content. Youdao Dictionary provides users with easy and intuitive access to concise dictionaries created by our in-house editorial staff. Powered by web reference mining technologies, it also provides an extensive array of machine-generated language-related content, including audio pronunciations, internet slang, buzzwords and bilingual example sentences. Users can also access 24 licensed dictionaries and encyclopedias, such as the New Oxford English-Chinese Dictionary and Collins Comprehensive English-English-Chinese Dictionary. As of December 31, 2022, Youdao Dictionary offered over 794 million entries across 109 languages.

Superior translation results. Youdao Dictionary translates words, sentences or even paragraphs as one speaks, types, writes or takes a picture. As of December 31, 2022, Youdao Dictionary supported two-way translation across 109 languages. In 2022, Youdao Dictionary processed a daily average of 36.6 million translation queries, making it one of the most frequently used online translation services in China. We believe Youdao Dictionary delivers best-in-class accuracy and translation quality, powered by our proprietary NMT engine, which continually learns how to deliver more accurate and natural-sounding translation from a massive web and user database.

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

We design Youdao Dictionary as an all-in-one app connecting users to a wide range of learning tools and resources with its interface purpose-built to attract user traffic to our other offerings. For example, Youdao Dictionary’s navigation bar allows users to view and enroll in our tutoring courses, and offers features from our automated English essay grader, all within the Youdao Dictionary app without the need to separately download other apps.

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

Other Online Dictionary and Translation Tools

In addition to Youdao Dictionary, we offer the following online dictionary and translation tools to address diverse user needs:

•

Youdao Translation, a tool specifically designed to support translation needs of business and leisure travelers across over 31 languages via camera and speech translation. Youdao Translation had 9.4 million average MAUs in 2022.

•	U-Dictionary, an online dictionary and translation app we offer in Indonesia and other overseas markets; see “—Global Opportunities.”

•	Youdao Kids’ Dictionary, a smart tool that offers translation services in Chinese and English, with extensive content and interactive tools designed to make it fun to learn languages.

Despite their varying target user groups, these tools offer a substantially similar set of features and functions as Youdao Dictionary and are supported by the same set of language-centric technologies, including our NMT engine and language data mining.

Learning Services

We have developed comprehensive offerings of learning services catering to the diverse learning needs of different age groups. Our learning service offerings mainly consist of (i) STEAM courses; (ii) digital content services; (iii) adult and vocational courses; and (iv) other courses, such as China University MOOC.

STEAM Courses

In connection with our disposal of our Academic AST Business, we have been strategically shifting our focus to offering STEAM courses under the brand of Youdao Premium Courses. Our current STEAM courses primarily include (i) Youdao Weiqi, (ii) computer coding courses and (iii) other STEAM courses.

•

Youdao Weiqi. We launched Youdao Weiqi (Youdao Zongheng in Chinese) in 2020, an interest course that combines unique animation teaching with AI-powered quizzes and practices. Leveraging our proprietary AI technology, students can practice adaptively with various levels of difficulty, and we will generate learning reports automatically for both parents and students, including an intelligent analysis on diverse capabilities. In 2021, we upgraded our Weiqi AI system and launched a WeChat mini-program, which features real-time assessments and interactive functions so that students can check their learning progress on their mobile devices in real-time. In 2022, we launched the National Children’s Weiqi Open Championship in collaboration with Chinese Weiqi Association and Jiangsu Chess Sports Association. We also launched the Youdao Boardgame Academy app in the same year, on which users can learn Go and chess with the help of our AI technology and play against each other.

•

Computer coding courses. Through iCode, we offer a wide range of online coding courses on professional computer coding, such as Scratch, Python and C++. We develop the iCode curriculum by ourselves and in collaboration with experts from renowned institutions in China. In addition, we offer Youdao Kada, a platform of basic online coding courses, as well as a selection of engaging, gamified tools to spark kids’ interests in coding. Youdao Kada also offers an online virtual community where kids can share their creative work with the world. We acquired the NetEase Kada (subsequently rebranded as Youdao Kada) operations from the NetEase Group in May 2019. In 2021, we launched a new C++ offline course, in response to our users’ diverse and evolving needs. Youdao iCode features a Certified Software Professional assessment tool, which allows students to better track their programming learning progress. According to China Computer Federation, the organizing body of Certified Software Professional and National Olympiad in Informatics in Provinces contests, Youdao iCode became a Programming Trainer Accreditation (PTA) member in September 2021. In 2022, we launched the self-developed ranking estimation system for CSP-J/S with an accuracy rate of 98%, which is a pioneering product in the informatics training industry.

Digital content services

In 2022, we launched digital content services with interactive learning features. Through provision of digital content services, we customize learning tracks for students based on their diverse and ever-evolving learning needs, providing them with personalized exercise banks and quizzes to enhance their learning experience. In addition, our video tutorials offer fragmented knowledge and exercises to help students achieve superior learning outcomes.

Adult and Vocational Courses

We offer adult and vocational courses primarily through our NetEase Cloud Classroom, a platform providing tutoring services mainly targeting adults in China.

•

Graduate school entrance exam courses. We provide exam preparation courses for postgraduate entrance exams, which include comprehensive solutions, such as target consulting and hybrid tutoring by instructors and teaching assistants using AI technology.

•

Foreign language courses. We offer courses for postsecondary students wishing to improve their English proficiency and English language skills in specific areas, such as grammar, vocabulary or oral communications. We also provide preparation courses for students looking to take various English proficiency tests, ranging from TOEFL and IELTS, to the English test in the post-graduate entrance exams and other English certification exams in China, as well as courses on an increasing number of other popular languages, such as Japanese, Korean and Spanish. Our popular foreign language courses include Practical English designed to teach English grammar in a logical, systematic, and easily digestible way using a formulaic approach to understand complex grammatical forms. Practical English has been one of the most popular courses among our NetEase Cloud Classroom. We also offer practice exercises for students to test what they learn and see personalized feedback and analysis generated by algorithms.

•

Professional certification and skill courses. Our professional certification and skill course offerings mainly consist of certification preparation courses covering various professions, such as IT, accounting, human resources and teaching, all designed to equip students with the skills and knowledge sets required in workplaces to elevate their career prospects.

•

Digital training courses of AWS. We launched approximately 100 digital training courses of Amazon Web Services (AWS) in Chinese in 2021, which were created by Amazon Web Services experts to help learners improve their cloud computing-related skills.

As of December 31, 2022, we offered more than 4,100 adult and vocational courses, which were either prerecorded or delivered in a live format. These adult and vocational courses are developed by ourselves in-house or by third parties, and for those courses developed by third parties, we are authorized by the course content developers to offer the courses on our online platforms and share with them the revenues generated from the sales of the courses.

Other courses

Our other courses primarily include China University MOOC. MOOC stands for “massive open online course,” which is a course designed to offer free or low-cost access to learning resources to a wide audience. In collaboration with the Higher Education Press, a publishing house under the supervision of the Ministry of Education of the PRC, we operate China University MOOC, a platform offering online courses primarily targeting college students and adults in China. Our China University MOOC courses mainly include:

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

China University MOOC offered over 10,516 courses as of December 31, 2022, making it the leading MOOC platform in China. The China University MOOC courses are either prerecorded or live-streamed.

Most of the courses on China University MOOC are developed by third parties, mostly universities and other types of higher education institutions in China, and are offered for free. A minority of the courses on China University MOOC, mostly test preparation courses, are offered for tuition, and we are authorized by the course content providers to offer such courses on our online platform and share with them the revenues generated from sales of the courses.

Features of Our Learning Services

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

•

Knowledge graph. Based on our AI technology and data analytics, we have built massive “knowledge graphs” depicting different knowledge points, concepts and learning objectives, and supported a large quiz bank curated by our course development professionals to help students understand the subject matter. As of December 31, 2022, we have created 101 sets of knowledge graphs covering over 37,764 knowledge points.

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

Live Course Delivery

We deliver our learning services primarily in a live-streaming format, which provides the following benefits:

•

Accessible and flexible. The live-streaming format maximizes flexibility for students to learn anytime, anywhere. Each live class is recorded and available for replay, allowing our users to learn at their own pace.

•

Scalable. The live-streaming format allows us to teach in large classes, make the best use of our teaching resources, and rapidly expand our user base in a cost-effective manner. This model also delivers compelling value propositions to our instructors and teaching assistants by allowing them to reach the widest audience possible.

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

Youdao Dictionary Pen

In July 2018, we launched Youdao Dictionary Pen, a sleek, modern electronic translation pen with powerful Chinese/English translation capabilities. Powered by our industry-leading NMT and OCR technologies, users can simply scan the words using Youdao Dictionary Pen, and its screen will instantly display the translations and definitions of the words without connecting to the internet. We launched Youdao Dictionary Pen 2.0 and Youdao Dictionary Pen 2.0 Pro with enhanced functionality in August 2019 and June 2020, respectively, which has been widely accepted among students and parents as an effective device. We launched Youdao Dictionary Pen 3.0 in December 2020, which incorporates certain innovative features, such as “Tap and Check” and “Interactive Reading.” These new features allow faster word lookups and enable young learners to read picture books.

We continued upgrading Youdao Dictionary Pen and launched the People’s Education Version in September 2021. This product marks our first strategic partnership with People Education Electronic & Audiovisual Press, whose parent company, People’s Education Press, mainly engages in the compilation, publication and distribution of school textbooks and other educational books in the PRC. As of December 31, 2022, Youdao Dictionary Pen People’s Education Version included over 4000 recording clips of listening and speaking training textbook content.

We launched Youdao Dictionary Pen X5 and Youdao Dictionary Pen P5 in August 2022 and October 2022, respectively, to further expand the vocabulary bank and upgrade other functions of the device.

Youdao Smart Learning Pad

In August 2022, we launched Youdao Smart Learning Pad Y10, our first intelligent learning pad product. In October 2022, we further introduced Youdao Smart Learning Pad X10, an upgraded version with improved AI-driven precision education, a larger screen and more storage. Backed by our proprietary technology instructure, Youdao Smart Learning Pad X10 showcases a unique AI-supported “Learning Dashboard,” which can track and present users’ learning performances and provide personalized suggestions focused on their academic weaknesses. Users can start from either uploading photos of their homework assignments and test papers to the plugged-in system, or conducting quizzes or exercises directly on the device. Leveraging our comprehensive quiz bank with over 200,000 sets of mock exams, Youdao Smart Learning Pad X10 is able to quickly process and generate users’ performance reports encompassing accurate rates, areas of improvements and levels of expertise.

Youdao Listening Pod

Drawn upon our AI-adaptive learning technology, we launched Youdao Listening Pod in September 2021, a portable learning device that is designed to deliver an immersive English learning experience to users, and offer them with differentiated, interactive listening and speaking practices. With Youdao Listening Pod handy, users can study natural pronunciation by listening and reading over 4500 recording clips of training content, interact and communicate lively with AI-powered chat bots and practice on mock questions to score their English listening and speaking capabilities. In 2022, we launched an upgraded version of Youdao Listening Pod with an increased storage capacity and a new AI-powered learning cloud storage function. These new functions automatically generate Chinese and English subtitles for uploaded audio files with follow-along reading and repetition capacilibities, making language learning more engaging and efficient.

Youdao Smart Light

In April 2022, we launched Youdao Smart Light, an eye-protection desk lamp with interactive, AI-enabled features. Powered by the industry-first desktop-centric learning analysis engine, Youdao Smart Light can analyze users’ hand or body movements on the desktop to enable a variety of functionalities, such as fingertip word search, sentence intensive reading, and other AI-driven functions. Youdao Smart Light is also able to adaptively adjust the brightness and the color temperature of the light to meet the users’ various learning scenarios, which is devised to better protect users’ vision and health.

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

Education Digitalization Solutions

Education digitalization solutions mainly include technologies and solutions licensed to schools or enterprise customers. Our education digitalization solutions currently include:

Youdao Smart Learning Terminal

In 2020, we launched Youdao Smart Learning Terminal, a device that automates paper-based homework processing and provides learning diagnosis through AI technology at schools. In October 2021, we upgraded Youdao Smart Learning Terminal to the second generation, which introduced a feature of high-resolution scanning to enable batch scanning and uploading of homework and exam papers. Youdao Smart Learning Terminal 2.0 also enlarges the image capture area that allows teachers and students to easily capture and recognize the content of the learning materials. As of the date of this annual report, Youdao Smart Learning Terminal has been adopted by over 500 schools.

In particular, we helped the government of Binjiang District in Hangzhou to achieve education digitalization, where Youdao Intelligent Learning Terminal played an important role in helping instructors to analyze student learning curves and knowledge points, and improve their teaching quality and efficiency. In the fourth quarter of 2021, we entered into a strategic partnership with Suzhou municipal government and Suzhou Education Bureau to empower the educational institutions in Suzhou with our education digitalization solutions. In addition, we formed strategic partnership with Haicang District of Xiamen in 2022. Going forward, we intend to deepen our collaboration with more local governments and public schools with a commitment to further promoting education digitalization in China.

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

Youdao Sports

In 2022, we introduced Youdao Sports, a sports-focused educational system that utilizes our proprietary visual recognition technology to gather, analyze, and evaluate students’ on-campus exercise data points. Youdao Sports covers a diverse range of sports categories including 50-meter dash, long jump, and skipping rope. The system generates real-time analysis based on students’ movements and athletic performance, ultimately enhancing the teaching efficiency and productivity in the field of physical education.

Global Opportunities

We see massive opportunities in expanding in overseas markets. Leveraging our experience in growing and monetizing a large user base in China, we are well positioned to address the burgeoning, unmet demand for language apps in overseas markets.

Currently, our principal product offered overseas is U-Dictionary, a free online dictionary and translation app that we launched in March 2016. U-Dictionary currently primarily targets users in Southeast Asia (Indonesia, Vietnam, and Thailand), the Middle East (Egypt), America and Latin America (Mexico, Brazil). U-Dictionary had amassed over 270.1 million downloads as of December 31, 2022, and its average MAUs in 2022 exceeded 10.0 million.

We plan to continue to expand globally and solidify our positions in overseas markets by refining our existing offerings and launching new products and services to meet local needs.

How We Generate Revenues

Sales of smart devices

We sell smart devices to customers through retailers or distributors. We recognize revenues when control of the goods is transferred to the customer, which generally occurs upon the delivery to the end customers or upon the delivery to distributors.

Tuition fees

We charge tuition fees for our STEAM courses, digital content services, adult and vocational courses, and a portion of the China University MOOC courses. Tuitions are generally collected in advance and are initially recorded as deferred revenue. We recognize revenues when control of the promised tutoring services is transferred to our customers. We accept payments of tuition through major third-party online payment solutions in China, bank transfers and credit cards.

The refund policy of our tutoring services is based on a number of factors, including the total length of the course and whether the course has started when the refund request is made, among other things. For example, for some of our tutoring services, we offer an unconditional full refund within 90 days upon payment of the tuition if the course has not started when the refund is requested and a conditional full refund if less than 30 days have elapsed since the start date of the course.

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

Subscription fees

While users may access our online knowledge tools, such as Youdao Dictionary, free of charge, they can also subscribe for memberships for additional functions, content and privileges. For example, we offer users a paid subscription to Youdao Dictionary, with discounts available if users opt to subscribe with automatically renewable terms or a six-month or annual subscription.

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

We also engage in offline marketing and branding to supplement our overall sales and marketing strategies. We sponsored the variety show Sisters Riding the Wind and Waves Season 2 in January 2021. We also signed Ms. Ying Na, a famous Chinese singer, as the promotion ambassador for our learning services in January 2021. In August 2022, we sponsored the National Children’s Weiqi Open Championship in collaboration with the Chinese Weiqi Association and Jiangsu Chess Sport Association, which was highly recognized by the General Administration of Sport of China.

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

As of March 31, 2023, we have registered approximately 245 patents with the PRC State Intellectual Property Administration, 352 trademarks with the PRC State Intellectual Property Administration, 251 copy rights with the PRC State Copyright Bureau, and 173 domain names, which include the registrations of our core trademarks (“Youdao” and “有道”) and the domain names of our main operating websites.

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

Content Review

We are committed to complying with the applicable laws and regulations regarding the provision of content through the internet. For the content uploaded by us, we undergo internal reviews and testing before public release and we continue to monitor live-streaming courses. For user-generated content, we require users to agree upon registration that they shall not distribute content in violation of any third-party rights or any applicable laws or regulations.

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

Licenses and Approvals

The following table sets forth a list of material licenses and approvals, subject to further renewal, that our PRC subsidiaries and the VIEs are required to obtain to carry out their operations in China.

License	Entity Holding the License	Type of the Entity	Regulatory Authority
ICP License	Youdao Computer	VIE	Beijing Communications Administration

ICP License	Linjiedian Education	VIE	Zhejiang Communications Administration

ICP License	Youdao Guangzhou Computer	VIE	Guangdong Communications Administration

Publication Operation Permit (for retail and wholesale)	Youdao Information	WFOE	Beijing Municipal Bureau of Press and Publication

Publication Operation Permit (for retail)	Youdao Hangzhou	WFOE	Hangzhou Binjiang District Press and Publication Bureau

Publication Operation Permit (for retail)	Youdao Computer	VIE	Beijing Haidian District Culture Commission

Publication Operation Permit (for wholesale)	Youdao Computer	VIE	Beijing Municipal Bureau of Press and Publication

Publication Operation Permit (for retail and wholesale)	Linjiedian Education	VIE	Zhejiang Municipal Bureau of Press and Publication

Publication Operation Permit (for wholesale)	Youdao Guangzhou Computer	VIE	Guangzhou Municipal Bureau of Press and Publication

Publication Operation Permit (for retail and wholesale)	Youdao Smart Technology	WFOE	Zhejiang Municipal Bureau of Press and Publication

Permit for Production and Operation of Radio and TV Program	Youdao Computer	VIE	Beijing Municipal Radio and Television Bureau

Permit for Production and Operation of Radio and TV Program	Linjiedian Education	VIE	Zhengjiang Municipal Radio and Television Bureau

Publication Operation Permit (for retail)	Linjiedian Education	VIE	Zhengjiang Municipal Bureau of Press and Publication

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

In addition to the Telecommunications Regulations and the other regulations discussed above, the provision of commercial internet information services on mobile internet applications is regulated by the Administrative Provisions on Mobile Internet Applications Information Services, which was promulgated by the CAC and last amended on June 14, 2022 which came into effect on August 1, 2022. The providers of mobile internet applications are subject to requirements under these provisions, including acquiring the qualifications and complying with other requirements provided by laws and regulations and being responsible for information security.

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

We provide information and services to our users through our websites and mobile apps, which are classified as commercial internet information services as defined in the above provisions. To comply with the relevant laws and regulations, Youdao Computer, Linjiedian Education and Youdao Guangzhou Computer, the VIEs in the PRC, have obtained an ICP License, respectively. The ICP License of Youdao Computer will remain effective until July 25, 2023, the ICP License of Linjiedian Education will remain effective until August 26, 2026, and the ICP License of Youdao Guangzhou Computer will remain effective until August 10, 2027.

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

For detailed discussion of the risk associated with the Foreign Investment Law, see “Item 3. Key Information—3.D. Risk Factors—Risks Related to Our Corporate Structure—Uncertainties exist with respect to the interpretation and implementation of the enacted Foreign Investment Law and how it may impact our and the VIEs’ business, financial condition and results of operations.”

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

On April 7, 2022, the State Council published the amendment to the Regulations on Administration of Foreign-Invested Telecommunications Enterprises, or the Amended FITE Regulations, which became effective on May 1, 2022. The Amended FITE Regulations, which are the key regulations for foreign direct investment in telecommunications companies in China, stipulate that the foreign investor of a telecommunications enterprise is prohibited from holding more than 50% of the equity interest in an FIE that provides value-added telecommunications services, unless otherwise provided by the relevant laws and regulations.

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

To comply with the above foreign investment restrictions, we operate our value-added telecommunications services in China through the VIEs and their subsidiaries. However, there remain substantial uncertainties with respect to the interpretation and application of existing or future PRC laws and regulations on foreign investment. See “Item 3. Key Information—3.D. Risk Factors—Risks Related to Our Corporate Structure—There are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations, and rules relating to the agreements that establish the VIE structure for our and the VIEs’ operations in China, including potential future actions by the PRC government, which could affect the enforceability of our contractual arrangements with the VIEs and, consequently, significantly affect our financial condition and results of operations. If the PRC government finds our contractual arrangements non-compliant with relevant PRC laws, regulations, and rules, or if these laws, regulations, and rules or the interpretation thereof change in the future, we could be subject to severe penalties or be forced to relinquish our interests in the VIEs.”

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

Uncertainties exist with respect to the interpretation and application of the existing and future laws and regulations governing the online private education industry, and how the local government will promulgate implementing rules relating to the specific requirements applicable to online education service providers like us. See “Item 3. Key Information—3.D. Risk Factors—Risks Related to Our Business and Industry—Our compliance with the Opinions on Further Alleviating the Burden of Homework and After-School Tutoring for Students in Compulsory Education and the implementation measures issued thereunder by the relevant PRC government authorities has materially and adversely affected and will materially and adversely affect our and the VIEs’ business, financial condition, results of operations and prospect.”

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

On June 10, 2020, the General Office of MOE and the General Office of SAMR promulgated the Notice on Issuing the Form Service Contract for After-School Training provided to Primary and Secondary School Students and amended on September 27, 2021, which requires the local competent regulatory bodies to guide the relevant parties to use the form service contract in after-school training activities provided to primary and secondary school students. The form service contract is provided to the students’ guardians and after-school training institutions for reference when they sign the training contract. The content of the form service contract reflects the responsibilities, rights and interests of both parties involved in the after-school training, especially the detailed provisions on training fees, training refund and liability for breach of contract.

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

On October 13, 2020, the General Office of the MOE and the General Office of the State Administration for Market Regulation of PRC jointly promulgated the Notice on the Centralized Rectification of After-School Tutoring Institutions’ Illegal Acts of Infringing Consumers’ Rights by Using Unfair Standard Terms. The notice stipulates that local education and market regulation authorities shall increase the efforts for the investigation of after-school tutoring institutions’ illegal acts which infringe consumers’ rights by using unfair standard terms to exempt them from their own responsibility, increase consumers’ liability and exclude consumers’ legal rights.

The Law for Protection of Minors issued by the Standing Committee of the National People’s Congress on December 29, 2006, was amended on October 17, 2020 and took effect on June 1, 2021. According to the amended Law for Protection of Minors, kindergartens and after-school training agencies may not carry out primary school curriculum education for preschool-age minors, and online education products and services which are targeted at minors shall not include any links to online games or push any advertisements and other information irrelevant to teaching.

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

On July 24, 2021, the General Office of State Council and the General Office of Central Committee of the Communist Party of China jointly promulgated the Alleviating Burden Opinion, which provides that, among other things, (i) local government authorities shall no longer approve new after-school tutoring institutions providing tutoring services on academic subjects for students in compulsory education, and the existing after-school tutoring institutions providing tutoring services on academic subjects shall be registered as non-profit; (ii) online after-school tutoring institutions that have filed with the local education administration authorities providing tutoring services on academic subjects shall be subject to review and re-approval procedures by competent government authorities, and any failure to obtain such approval will result in the cancellation of its previous filing and ICP license; (iii) Academic AST Institutions are prohibited from raising funds by listing on stock markets or conducting any capitalization activities and listed companies are prohibited from investing in Academic AST Institutions through capital markets fund raising activities, or acquiring assets of Academic AST Institutions by paying cash or issuing securities; and (iv) foreign capital is prohibited from controlling or participating in any Academic AST Institutions through mergers and acquisitions, entrusted operation, joining franchise or variable interest entities. Any violation of the foregoing shall be rectified.

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

On December 8, 2022, the MOE together with twelve other government authorities issued the Opinions on Standardizing Non-Academic After-School Tutoring for Primary and Secondary School Students, which reiterates that local authorities shall identify corresponding competent authorities for different tutoring categories and shall set forth basic standards for establishment and approval procedures for online and offline tutoring institutions of the corresponding categories based on local conditions. In addition, the Opinions provide that local authorities shall standardize daily operations and strengthen daily supervision of non-academic after-school tutoring, including: (i) in terms of training content and training time, non-academic tutoring institutions shall not provide academic tutoring courses, and the training time shall not conflict with the teaching time of local primary and secondary schools; the offline training shall end no later than 20:30, and the online training shall end no later than 21:00; (ii) in terms of price, non-academic tutoring institutions shall follow the principles of fairness, legality and good faith, set prices according to training costs, market supply and demand, etc.; and such prices shall be reported to the competent authorities and be made to the public; (iii) in terms of pre-collection of fees, all fees collected by the tutoring institution shall be put into the special account; training fees shall not be paid by training loans; pre-collected fees shall be included into supervision and shall not be collected for more than 60 classes, for a course length of more than three months, or over RMB5,000 in one time or in the form of recharge, card and other disguised charges; and (iv) all non-academic tutoring institutions shall be included in the unified management through the National Platform for Supervision and Service of After-School Education and Training.

Our current practice may be deemed to be not in full compliance with the above laws and regulations and we cannot assure you that we will comply with the above laws and regulations in a timely manner or at all. For detailed discussion, please see “Item 3. Key Information—3.D. Risk Factors—Risks Related to Our Business and Industry—Our compliance with the Opinions on Further Alleviating the Burden of Homework and After-School Tutoring for Students in Compulsory Education and the implementation measures issued thereunder by the relevant PRC government authorities has materially and adversely affected and will materially and adversely affect our and the VIEs’ business, financial condition, results of operations and prospect.”

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

Regulation Related to Internet Live-Streaming Services

On November 4, 2016, the CAC issued Administrative Regulation on Internet Live-Streaming Services, effective from December 1, 2016, according to which, “internet live-streaming” refers to the activities of continuously releasing real-time information to the public based on the internet in forms such as videos, audios, images and texts, and “internet live-streaming service providers” refers to the operators that provide internet live-streaming platform service. In addition, the internet live-streaming service providers shall take various measures during operation of its services, such as examining and verifying the authenticity of the identification information and filing such information for records.

On July 12, 2017, the CAC issued a Notice on Development of the Filing Work for Enterprises Providing Internet Live-Streaming Services, which provides that all the companies providing internet live-streaming services shall file with the local authority effective July 15, 2017, otherwise the CAC or its local counterparts may impose administrative sanctions on such companies.

Pursuant to the Circular on Tightening the Administration of Internet Live-Streaming Services jointly issued by the MIIT, the Ministry of Culture and Tourism, or the MOCT, and several other government agencies on August 1, 2018, live-streaming services providers are required to file with the local public security authority within 30 days after it commences the service online.

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

We currently do not hold an Internet Culture Business Operating License. On May 14, 2019, the General Office of MOC promulgated the Notice on Adjusting the Scope of Internet Culture Business Operating License and Further Standardize the Approval Work, which provides that online music, online shows and plays, online performances, online works of art, online cartoons, displays and games are the activities that fall in the scope of Internet Culture Business Operating License, and further clarifies that educational live-streaming activities are not online performances. Nevertheless, it remains unclear whether the local PRC government authorities would adopt a different practice. In addition, it remains uncertain whether the PRC government authorities would issue more explicit interpretation and rules or promulgate new laws and regulations. See “Item 3. Key Information—3.D. Risk Factors—Risks Related to Our Business and Industry—Our failure to obtain, maintain or renew other licenses, approvals, permits, registrations or filings necessary to conduct our and the VIEs’ operations in China could have a material adverse impact on our and the VIEs’ business, financial condition and results of operations.”

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

We currently do not hold an Online Publishing License. It remains unclear whether the local PRC government authorities would adopt a different practice. In addition, it remains uncertain whether the PRC government authorities would issue more explicit interpretation and rules or promulgate new laws and regulations. See “Item 3. Key Information—3.D. Risk Factors—Risks Related to Our Business and Industry—Our failure to obtain, maintain or renew other licenses, approvals, permits, registrations or filings necessary to conduct our and the VIEs’ operations in China could have a material adverse impact on our and the VIEs’ business, financial condition and results of operations.”

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

On January 4, 2022, the CAC published the Administrative Provisions on Internet Information Service Algorithm Recommendation on its website, or the Algorithm Recommendation Provisions, which became effective on March 1, 2022 and raise certain new compliance requirements on internet information service providers using algorithm recommendation technology. Specifically, the Algorithm Recommendation Provisions require that such service providers shall provide users with options that are not specific to their personal characteristics, or provide users with convenient options to cancel algorithmic recommendation services. In addition, such service providers with public opinion attribute or social mobilization ability shall, within ten working days from the date of provision of services, fill relevant information via the internet information service algorithm filing system.

On July 7, 2022, the CAC promulgated the Security Assessment Measures for Outbound Data Transfer, or the Outbound Data Transfer Measures, which became effective on September 1, 2022. The Outbound Data Transfer Measures provide that a data processor providing data abroad in the following situations shall report security assessment for its outbound data transfer to the CAC: (i) a data processor provides important data abroad; (ii) a critical information infrastructure operator or a data processor processing the personal information of more than one million individuals provides personal information abroad; (iii) a data processor, who has cumulatively provided personal information of 100,000 individuals or sensitive personal information of 10,000 individuals abroad since January 1 of the previous year, provides personal information abroad; and (iv) other circumstances prescribed by the CAC for which report for security assessment for outbound data transfers is required. According to the Guidelines on Security Assessment Report for Outbound Data Transfer promulgated by the CAC, outbound data transfer means (i) a data processor transfers or stores the data collected or generated during its operation within the PRC abroad, (ii) data collected and generated by a data processor is stored within the PRC while offshore institutions or individuals are able to inquire, retrieve, download and obtain such data; and (iii) other outbound data transfer activities prescribed by the CAC.

The CAC amended the Mobile Application Administrative Provisions in June 2022, which became effective from August 1, 2022, and emphasized that mobile internet applications providers shall comply with relevant provisions on the scope of necessary personal information when engaging in personal information processing activities. Such application providers shall not compel the user to agree to the processing of personal information for any reason, and shall not refuse the user to use its basic functions and services because the user does not agree to provide unnecessary personal information.

On June 27, 2022, the CAC promulgated the Administrative Provisions on the Account Information of Internet Users, effective from August 1, 2022, or the Account Information Provisions, which applies to the registration, use, and management of internet users’ account information by internet information service providers. The Account Information Provisions also requires that the internet information service providers shall protect and process internet users’ account information in accordance with law, and take measures to prevent unauthorized access and leakage, tampering, and loss of personal information. The internet information service providers shall set up convenient complaints and reporting portals in prominent locations, publicize complaints and reporting methods, improve mechanisms for acceptance, screening, disposal, and feedback, clarify processing procedures and time limits for feedback, and promptly handle complaints and reports from users and the public.

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

According to the Interim Regulations on the Collection and Payment of Social Insurance Premiums, the Regulations on Work Injury Insurance, the Regulations on Unemployment Insurance and the Overseas Listing Trial Measures on Employee Maternity Insurance of Enterprises, enterprises in the PRC shall provide benefit plans for their employees, which include basic pension insurance, unemployment insurance, maternity insurance, work injury insurance and basic medical insurance. An enterprise must provide social insurance by going through social insurance registration with local social insurance authorities or agencies, and shall pay or withhold relevant social insurance premiums for or on behalf of employees. On July 20, 2018, the General Office of the State Council issued the Plan for Reforming the State and Local Tax Collection and Administration Systems, which stipulates that STA of the PRC becomes solely responsible for collecting social insurance premiums.

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

On February 17, 2023, with the approval of the State Council, the CSRC released the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies, or the Overseas Listing Trial Measures, and five supporting guidelines, which came into effect on March 31, 2023. According to the Overseas Listing Trial Measures, (1) domestic companies that seek to offer or list securities overseas, both directly and indirectly, should fulfill the filing procedure and report relevant information to the CSRC; (2) if the issuer meets both of the following conditions, the overseas offering and listing shall be determined as an indirect overseas offering and listing by a domestic company: (i) any of the total assets, net assets, revenues or profits of the domestic operating entities of the issuer in the most recent accounting year accounts for more than 50% of the corresponding figure in the issuer’s audited consolidated financial statements for the same period; (ii) its major operational activities are carried out in China or its main places of business are located in China, or the senior managers in charge of operation and management of the issuer are mostly Chinese citizens or are domiciled in China; and (3) where a domestic company seeks to indirectly offer and list securities in an overseas market, the issuer shall designate a major domestic operating entity responsible for all filing procedures with the CSRC, and where an issuer makes an application for initial public offering and listing in an overseas market, the issuer shall submit filings with the CSRC within three business days after such application is submitted.

On the same day, the CSRC held a press conference for the release of the Overseas Listing Trial Measures and issued the Notice on Administration for the Filing of Overseas Offering and Listing by Domestic Companies, which, among others, clarifies that (1) domestic companies that have been listed on a foreign stock exchange prior to the effective date of the Overseas Listing Trial Measures are not required to go through the filing procedure immediately but may be required to go through the filing procedure if future fund raising activities are involed; (2) a six-month transition period will be granted to domestic companies which, prior to the effective date of the Overseas Listing Trial Measures, have already obtained the approval from overseas regulatory authorities or stock exchanges (such as the completion of hearing in the market of Hong Kong or the completion of registration in the market of the United States), but have not completed the indirect overseas listing; if domestic companies fail to complete the overseas listing within such six-month transition period, they are required to file with the CSRC according to the requirements; and (3) the CSRC will solicit opinions from relevant regulatory authorities and complete the filing of the overseas listing of companies with contractual arrangements which duly meet the compliance requirements, and support the development and growth of these companies by enabling them to utilize two markets and two kinds of resources.

On February 24, 2023, the CSRC jointly with other government authorities issued the Provisions on Strengthening Confidentiality and Archives Administration of Overseas Securities Offering and Listing by Domestic Companies, or the Overseas Listing Archives Rules, as a supporting rule to the Overseas Listing Trial Measures, which came into effect on March 31, 2023. Pursuant to the Overseas Listing Archives Rules, domestic companies that seek to offer or list securities overseas directly or indirectly, and securities companies and securities related service providers providing services to such domestic companies shall etablish confidentiality and archives administration system, adopt requisite measures to perform the responsibilities of confidentiality and archives administration, and shall not divulge state secrets and state agencies’ work secrets, or harm state and public interests. The Overseas Listing Archives Rules provide, among others, that before providing or disclosing any document or material which involve state secrets or state agencies’ work secrets, domectic companies shall apply to the competent government authorities for approval and file with the secrecy administration authuroties for record.

Regulations on Anti-Monopoly

The Anti-Monopoly Law promulgated by the Standing Committee of the National People’s Congress which became effective on August 1, 2008 and was last amended on June 24, 2022 and the Interim Provisions on the Review of Concentrations of Undertakings promulgated by the SAMR which became effective on December 1, 2020 and was last amended on March 24, 2022 require that transactions which are deemed concentrations and involve parties with specified turnover thresholds must be cleared by the SAMR before they can be completed. Where the participation in concentration of undertakings by way of foreign-funded merger and acquisition of domestic enterprises or any other method which involves national security, the examination of concentration of undertakings shall be carried out pursuant to the provisions of this law and examination of national security shall be carried out pursuant to the relevant provisions of the state. Failure to comply with above regulations may result in an order to stop concentration, dispose the shares/assets or transfer the operation within a stipulated period, or adopt other necessary measures to reinstate the pre-concentration status, or fines.

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

4.C. Organizational Structure

The following chart shows our corporate structure, including our principal subsidiaries and the VIEs as of the date of this annual report.

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

(4)

Shareholders of Youdao Guangzhou Computer are Feng Zhou, our Chief Executive Officer and director, and Yinghui Wu, our Vice President, each holding 99% and 1%, respectively, of Youdao Guangzhou Computer’s equity interests.

Contractual Arrangements with the VIEs and the VIEs’ Respective Shareholders

Current PRC laws and regulations impose certain restrictions or prohibitions on foreign ownership of companies that engage in value-added telecommunication services and certain other businesses. We are a company registered in the Cayman Islands. Youdao Information and Youdao Hangzhou, our PRC subsidiaries, are considered a foreign-invested enterprise. To comply with the foregoing restrictions imposed by PRC laws and regulations on foreign investments, we conduct a significant portion of our and the VIEs’ businesses in China through Youdao Computer, Linjiedian Education and Youdao Guangzhou Computer, the VIEs in the PRC, based on a series of contractual arrangements between us and the VIEs and their respective shareholders. As a result of these contractual arrangements, we are considered the primary beneficiary of the VIEs for accounting purposes, and consolidate their operating results in our financial statements under the U.S. GAAP, to the extent the conditions for consolidation of the VIEs under the U.S. GAAP, to the extent the conditions for consolidation of the VIEs under the U.S. GAAP are satisfied. In 2020, 2021 and 2022, the amount of revenues generated by the VIEs and their subsidiaries accounted for 71.0%, 68.5% and 70.1%, respectively, of our total net revenues. As a result, our ability to pay dividends depends upon dividends paid by our subsidiaries which, in turn, depends on the payment of service fees to our PRC subsidiaries by the VIEs in the PRC pursuant to certain contractual arrangements among our PRC subsidiaries, the VIEs and the VIEs’ shareholders. In 2020, 2021 and 2022, the amount of service fees charged by our PRC subsidiaries to the VIEs was RMB1,964.8 million, RMB3,473.5 million and RMB2,767.8 million (US$401.3 million) (without giving effect to the discontinued operation presentation of our historical financial results as a result of the disposal of our Academic AST Business), respectively. We expect that the amounts of such service fees will increase in the foreseeable future as our PRC business continues to grow.

The following is a summary of the contractual arrangements by and among Youdao Information, Youdao Computer and the shareholders of Youdao Computer. The contractual arrangements with the other VIEs and their respective shareholders, except for the cooperation agreements, are substantially similar to the corresponding contractual arrangements as discussed below. For the complete text of these contractual arrangements, please see the copies filed as exhibits to this annual report.

In the opinion of Tian Yuan Law Firm, our PRC legal counsel, save for the uncertainties disclosed in this annual report, the contractual arrangements described below are valid, binding and enforceable under current PRC law. However, our PRC legal counsel has also advised us that there are substantial uncertainties regarding the interpretation and application of current or future PRC laws and regulations. Accordingly, the PRC regulatory authorities may take a view that is contrary to the opinion of our PRC legal counsel. It is uncertain whether any new PRC laws or regulations relating to VIE structure will be adopted or if adopted, how they would affect the VIE structure. We have been further advised by our PRC legal counsel that if the PRC government authorities find that the agreements that establish the structure for operating our value-added telecommunication services and other business do not comply with PRC government restrictions on foreign investment in such businesses, we could be subject to severe penalties including being prohibited from continuing operations. Additionally, these contractual arrangements may not be as effective as equity ownership in providing us with control over the VIEs. If the VIEs or their shareholders fail to perform their respective obligations under such contractual arrangements, we could be limited in our ability to enforce such contractual arrangements in the PRC and may have to incur substantial costs and expend additional resources to enforce such arrangements. We may also have to rely on legal remedies under PRC law, including seeking specific performance or injunctive relief, and claiming damages, which we cannot assure will be effective. Additionally, the ability of our PRC subsidiaries to pay dividends to us is limited by certain PRC legal restrictions on the payment of dividends by PRC companies and foreign exchange control, among others, which prevent us from having unfettered access to our PRC subsidiaries’ and VIEs’ revenues. Our access to the VIEs’ revenues is also limited since we do not have equity ownership in the VIEs and have to rely on the payment of service fees by the VIEs to our PRC subsidiaries. For a more detailed description of the risks related to these contractual arrangements and our corporate structure, please see “Item 3. Key Information—3.D. Risk Factors—Risks Related to Our Corporate Structure” starting from page 38 of this annual report.

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

Linjiedian Education and Youdao Information entered into a cooperation agreement, or the Linjiedian Education Cooperation Agreement, on January 18, 2019, pursuant to which Youdao Information has agreed to provide the following services to Linjiedian Education:

•	the development of computer software (including, but not limited to information management software and other technical software) and technical support and maintenance for computer software operation;

•	licensing of software, trademark, domains, technical secrets and other associated intellectual property rights; and

•	the provision of R&D services in relation to education courseware and teaching support services.

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

Youdao Guangzhou Computer and Youdao Hangzhou entered into a cooperation agreement, or the Youdao Guangzhou Computer Cooperation Agreement, on January 1, 2022, pursuant to which Youdao Hangzhou has agreed to provide the following services to Youdao Guangzhou Computer:

•	the development of computer software (including, but not limited to information management software and other technical software) and technical support and maintenance for computer software operation;

•	licensing of software, trademark, domains, technical secrets and other associated intellectual property rights; and

•	the provision of R&D services in relation to education courseware and teaching support services.

Youdao Guangzhou Computer has agreed to share its monthly income (after tax and expenses) with Youdao Hangzhou in accordance with certain formulas as specified in the Youdao Guangzhou Computer Cooperation Agreement. The Youdao Guangzhou Computer Cooperation Agreement became effective on January 1, 2022 and will continue to be effective unless it is terminated, in case of a material breach of the agreement, by written notice of the non-breaching party.

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

4.D. Property, Plant and Equipment

Our current principal executive offices are located at No. 399 Wangshang Road, Binjiang District, Hangzhou 310051, China. We lease offices in Hangzhou, Beijing, Xi’an, Guangzhou, Shijiazhuang and a number of other Chinese cities with an aggregate of over 88,000 square meters. These facilities currently accommodate our management headquarters, as well as most of our sales and marketing, R&D, product and service operations, and general and administrative activities.

We lease all of the facilities that we currently occupy from the NetEase Group on arms’ length terms and from other third parties. We believe that the facilities that we currently lease are adequate to meet our needs for the foreseeable future.

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

We historically generated a significant portion of net revenues from tutoring services, including our Academic AST Business which mainly focused on students receiving compulsory education. We disposed of our Academic AST Business, as part of our efforts to fully comply with the new regulatory requirements adopted by the PRC government in the second half of 2021. As a result, the historical financial results of the Academic AST Business are reflected in our audited consolidated financial statements as discontinued operations accordingly. In 2020, 2021 and 2022, the net loss from discontinued operations was RMB954.3 million, RMB100.3 million and RMB6.1 million (US$0.9 million), respectively. During the same periods, our net loss from continuing operations was RMB799.0 million, RMB926.1 million and RMB739.8 million (US$107.3 million), respectively.

After we disposed of the Academic AST Business, we continued offering our tutoring services that has been strategically focused on STEAM, adult and vocational courses. In 2020, 2021 and 2022, our net revenues generated from tutoring services were RMB1,369.0 million, RMB2,271.0 million and RMB2,886.1 million (US$418.4 million), representing approximately 54.2%, 56.6% and 57.6%, respectively, of our total net revenues. We expect tutoring services to continue to represent a major portion of our total net revenues. Additionally, as we focus on STEAM, adult and vocational courses, we expect the contribution from these courses to increase over time. Our ability to generate tutoring services net revenues has been and will continue to be affected by both paid user enrollments and gross billings per paid user enrollment.

In connection with our disposal of Academic AST Business, we are proactively seeking ways to empower learning with technology. We, as a leading technology-focused intelligent learning company, have substantially increased our investments in developing and upgrading smart devices. In 2020, 2021 and 2022, our net revenues generated from smart devices were RMB540.0 million, RMB980.4 million and RMB1,256.4 million (US$182.2 million), representing approximately 21.4%, 24.4% and 25.1%, respectively, of our total net revenues. We expect the revenue contribution of smart devices to increase over time as we continuously upgrade existing and develop new smart devices. The continued success of our smart device business will depend on a variety of factors, including our ability to grow our user base, drive their engagement and loyalty, and integrate technology seamlessly with learning to deliver more engaging experience and better learning outcomes.

We have been accelerating our efforts to diversify our monetization capabilities. As part of these endeavors, we have launched education digitalization solutions targeting enterprise customers, such as elementary and secondary schools and other educational institutions. We will continue to devote resources in developing more solutions and marketing them to a broader range of customers.

The shift in our strategic focus has required, and will continue to require us to invest in recruiting technology and innovation talents, develop or acquire technologies, and sales and marketing to tap into additional markets and build new customer relationships. As a result, we expect our costs and operating expenses to continue to increase over the near to medium term. However, we expect that with these investments, we can better monetize our expertise in technology and intelligent learning, paving way for our long-term sustainable growth and profitability.

Our shift in the strategic focus will entail a number of additional risks and challenges. See “Item 3. Key Information—3.D. Risk Factors—Risks Related to Our Business and Industry—The changes in our business strategies and offerings may make it difficult to evaluate our future prospects.”

Impact of COVID-19

The COVID-19 pandemic has affected us in both negative and positive ways. On the one hand, as a result of the pandemic, some of our advertising customers have experienced temporary business interruptions and a reduction in their online marketing spending, which has had a negative impact on our online advertising services. We also incurred additional costs and expenses as we implemented COVID-related safety protocols and working practices. On the other hand, we believe the COVID-19 pandemic has significantly accelerated the shift from offline to online learning approaches. This has led to increased market demand for quality online products and services and is expected to benefit our business in the long run. The pandemic has also accelerated the adoption of emerging “touchless” technologies, driving the demand for our education digitalization solutions. As China began to relax its “zero-COVID” policy at the end of 2022, most of the travel restrictions and quarantine requirements were lifted in December 2022. As a result of the policy shift, an increasing number of our sales and marketing staff, operation staff, instructors as well as our users were infected with COVID-19 in the following months, which significantly affected the sales of our services and products in December 2022 and the first quarter of 2023. Nevertheless, we do not believe the COVID-19 pandemic has had a material adverse impact on our overall business, results of operations, liquidity, financial condition and growth prospects. Continuance or recurrence of the COVID-19 outbreak in China or other parts of the world may materially and adversely affect our business operations. Please see “Item 3. Key Information—3.D. Risk Factors—Risks Related to Our Business and Industry—We face risks related to natural disasters, extreme weather conditions, health epidemics, such as the outbreak of COVID-19, and other catastrophic incidents, which could significantly disrupt our operations.”

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

	For the Year Ended December 31,
	2020		2021		2022
	RMB	%	RMB	%	RMB	US$	%

	(in thousands, except for percentages)
Net Revenues
Learning services	1,513,960	59.9	2,441,421	60.8	3,084,375	447,192	61.5
Smart devices	539,962	21.4	980,424	24.4	1,256,446	182,168	25.1
Online marketing services	472,884	18.7	593,949	14.8	672,361	97,483	13.4

Total net revenues	2,526,806	100.0	4,015,794	100.0	5,013,182	726,843	100.0

Learning services. We generate the majority of the net revenues of learning services from our tutoring services. For avoidance of doubt, we define our tutoring services to mainly include our existing online courses and digital learning contents. In 2020, 2021 and 2022, the net revenues generated from tutoring services were RMB1,369.0 million, RMB2,271.0 million and RMB2,886.1 million (US$418.4 million), respectively, accounting for the vast majority of the total net revenues of our learning services.

The tuition fees from the sales of our courses are initially recorded as deferred revenue and are recognized proportionally over an average of the learning periods of different tutoring courses. The learning period of a course refers to the period during which the course is delivered plus the estimated period following the completion of the course during which the customers view playback of the course recordings. The learning periods of our tutoring courses mainly range from one month to twelve months. For the proceeds from the sales of our digital learning contents, they are initially recorded as deferred revenues as well and are recognized as revenues when the performance obligation is satisfied upon the time of delivery. As of December 31, 2020, 2021 and 2022, we had deferred revenue of RMB809.8 million, RMB973.9 million and RMB978.6 million (US$141.9 million), respectively, from our tutoring services.

In addition to tutoring services, we also generate net revenues from other learning services which are primarily fee-based premium services. These services mainly include: (a) the licensing of technologies and solutions, including through Youdao Smart Cloud, to business customers and (b) sales of subscription packages to users of our online knowledge tools, such as Youdao Dictionary, that allow them to access additional functions, content and privileges.

Smart devices. We generate net revenues from sales of smart devices, which currently mainly include Youdao Dictionary Pen and Youdao Listening Pod. In 2020, 2021 and 2022, the net revenues generated from smart devices were RMB540.0 million, RMB980.4 million and RMB1,256.4 million (US$182.2 million), respectively, which was primarily attributable to the significant increase in sales volume of Youdao Dictionary Pen and Youdao Listening Pod due to its growing popularity.

Online marketing services. We generate net revenues of online marketing services through the provision of different formats of advertisement, including but not limited to banners, text links, videos, logos, buttons and rich media. Most of our online marketing services are advertising solutions based on performance-based pricing, including those charged on a cost-per-click, or CPC, basis. In 2020, 2021 and 2022, we generated 74.9%, 80.2% and 83.2%, respectively, of the net revenues of our online marketing services from performance-based advertising services. We also offer brand advertising services, which are focused on building advertisers’ brand awareness and presence through their logos and other visual aspects. Our brand advertising services are typically charged as a fixed amount of advertising fees based on the duration of the placement.

We use the number of performance-based advertisers as a key performance metric for our online marketing services segment given that the revenues generated from performance-based advertising services have historically accounted for a significant majority of our online marketing revenues. In 2020, 2021 and 2022, we had approximately 1,500, 1,300 and 1,000 performance-based advertisers, respectively. We also monitor average total MAUs as an indirect performance metric for our online marketing services segment as we consider it to be a driving factor for the attractiveness of our online marketing services.

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

	For the Year Ended December 31,
	2020			2021			2022
	RMB	% of total cost of revenues	% of total net revenues	RMB	% of total cost of revenues	% of total net revenues	RMB	US$	% of total cost of revenues	% of total net revenues

	(in thousands, except for percentages)
Cost of revenues
Learning services	716,504	50.5	28.4	980,700	48.4	24.5	1,172,703	170,025	48.3	23.4
Smart devices	355,970	25.1	14.1	618,925	30.5	15.4	765,641	111,008	31.5	15.3
Online marketing services	346,895	24.4	13.7	427,331	21.1	10.6	488,422	70,815	20.2	9.7

Total cost of revenues	1,419,369	100.0	56.2	2,026,956	100.0	50.5	2,426,766	351,848	100.0	48.4

Gross profit

We recorded gross profit of RMB1,107.4 million, RMB1,988.8 million and RMB2,586.4 million (US$375.0 million), respectively, in 2020, 2021 and 2022.

In 2020, 2021 and 2022, our overall gross margin was 43.8%, 49.5% and 51.6%, respectively. During the same periods, the gross margin of learning services was 52.7%, 59.8% and 62.0%, respectively, the gross margin of smart devices was 34.1%, 36.9% and 39.1%, respectively, and the gross margin of online marketing services was 26.6%, 28.1% and 27.4%, respectively. Historically, we made substantial investments in building our faculty and expanding our tutoring service offerings. As our tutoring service offerings continue to grow and as we attract more users, we expect that we will be able to optimize our faculty’s compensation structure and achieve greater economies of scale in respect of course development.

Operating expenses

The following table sets forth a breakdown of our operating expenses, in absolute amounts and as percentages of total operating expenses and as percentages of the total net revenues, for the periods indicated.

	For the Year Ended December 31,
	2020			2021			2022
	RMB	% of total operating expenses	% of total net revenues	RMB	% of total operating expenses	% of total net revenues	RMB	US$	% of total operating expenses	% of total net revenues

	(in thousands, except for percentages)
Operating expenses
Sales and marketing expenses	1,473,604	75.2	58.3	2,077,638	70.9	51.7	2,328,095	337,542	69.3	46.4
Research and development expenses	372,184	19.0	14.7	607,373	20.7	15.1	803,791	116,538	23.9	16.0
General and administrative expenses	113,106	5.8	4.5	190,297	6.5	4.7	229,210	33,232	6.8	4.6
Impairment of intangible assets from business combination	—	—	—	56,778	1.9	1.4	—	—	—	—

Total operating expenses	1,958,894	100.0	77.5	2,932,086	100.0	72.9	3,361,096	487,312	100.0	67.0

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

Impairment of intangible assets from business combination. Our impairment of intangible assets from business combination primarily reflects the impairment of the intangible assets related to a subsidiary acquired.

Taxation

We had income tax expense of RMB2.9 million, RMB6.6 million and RMB13.8 million (US$2.0 million) in 2020, 2021 and 2022, respectively. We are subject to various rates of income tax in different jurisdictions. The following summarizes major factors affecting our applicable tax rates in the Cayman Islands, Hong Kong and the PRC.

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

Hong Kong

Our subsidiaries incorporated in Hong Kong were subject to Hong Kong profits tax at a rate of 16.5% for taxable income earned in Hong Kong before April 1, 2018. Starting from the financial year commencing on April 1, 2018, the two-tiered profits tax regime took effect, under which the tax rate is 8.25% for assessable profits on the first HK$2 million and 16.5% for any assessable profits in excess of HK$2 million.

PRC

Our subsidiaries, the VIEs and their subsidiaries, in China are companies incorporated under PRC law and, as such, are subject to PRC enterprise income tax on their taxable income in accordance with the relevant PRC income tax laws. Pursuant to the PRC EIT Law, which became effective on January 1, 2008, a uniform 25% enterprise income tax rate is generally applicable to both foreign-invested enterprises and domestic enterprises, except where a special preferential rate applies. Entities qualifying as High and New Technology Enterprises (“HNTE”) qualify for a preferential tax rate of 15% subject to a requirement that they re-apply for HNTE status every three years. Youdao Information was qualified as an HNTE in 2015 initially, which was extended in 2018 and 2021, and was subject to a preferential tax rate of 15% since 2015. Beijing Lingshi Ruifeng Education Technology Co., Ltd. was qualified as an HNTE and hence subject to a preferential tax rate of 15% since 2020. Youdao Hangzhou was qualified as an HNTE and hence subject to a preferential tax rate of 15% since 2022. As of December 31, 2022, the entities mentioned above were all in accumulative loss status. The enterprise income tax is calculated based on the entities’ global income as determined under PRC tax laws and accounting standards.

Pursuant to the applicable PRC provision regulations and corresponding implementation rules on VAT, our major subsidiaries and the VIEs are generally subject to VAT at a rate of 6% for services rendered, 13% for sales of general goods and 9% for sales of electronic publications. Since January 2020, in accordance with the Announcement on Tax Policies to Support Prevention and Control of COVID-19 issued by the Ministry of Finance and STA, the Announcement on the Period of Implementation of Tax Policies to Support Epidemic Prevention and Control and to Ensure Supply and the Announcement on Continued Implementation of Some Preferential Tax Policies Responding to COVID-19 Epidemic (collectively, the “Tax Policies”), due to the COVID-19, the VAT from providing daily life services was exempted starting on January 1, 2020 and ending on March 31, 2021. In 2020 and 2021, we recognized gain of RMB51.9 million and loss of RMB5.4 million, respectively, in others, net arising from the VAT exemption according to the Tax Polices. We are also subject to a cultural development fee on the provision of advertising services in China with an applicable rate of 3% based on the advertising revenue and subject to a 50% reduction which became effective from July 1, 2019. The cultural development fee on the provision of advertising services is exempted starting on January 1, 2020 until December 31, 2021 according to the Announcement on Tax and Fee Policies to Support the Film and Other Industries issued by the Ministry of Finance and STA on May 13, 2020 and the Announcement of the Ministry of Finance and the State Taxation Administration on the Renewal of the Implementation of Some Tax Preferences in Response to the Epidemic (Announcement of the Ministry of Finance and the State Taxation Administration No. 7 of 2021) due to the outbreak of COVID-19.

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

Basis of Presentation

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). Significant accounting policies followed in the preparation of the accompanying consolidated financial statements are summarized below.

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

Principles of consolidation

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

Learning services

Tutoring services

Our tutoring services are delivered in live-streaming or prerecorded courses or digital learning content format. With respect to our live-streaming courses, when the delivery of the course is completed, we also provide the customers with “playback services” that give them unlimited access to recordings of the course within a specified period of time. The live-streaming of the course and the playback services, as well as other teaching activities associated with the course, are highly interdependent and interrelated in the context of the contract and are only considered accessory services to the online live-streaming courses and therefore are not distinct and are not sold stand-alone. As a result, a live-streaming course is accounted for as a single performance obligation which is satisfied over its learning period. The learning period of a live-streaming course refers to the period during which the course is delivered plus the estimated period following the completion of the course during which the customers view playback of the course recordings. The revenues generated from our live-streaming courses are recognized ratably over an average of the learning periods of our live-streaming courses. We consider the average length of period during which customers typically spend time on viewing the courses, as well as other learning behavior patterns, to arrive at the best estimates for the length of the period during the customers’ view playback of the course recordings. With respect to a pre-recorded course, the learning period refers to the estimated period during which the course is viewed by customers. The net revenues generated from our prerecorded courses are recognized ratably over an average of the learning periods of such courses.

With respect to our digital learning contents, they are delivered together with online live streaming courses and customized planning services. The customers can either stream the digital learning contents online or download and watch them offline. The downloadable digital learning contents, streaming services, online live streaming courses and customized planning services are considered distinct performance obligations in the contract. The transaction price is generally collected in advance and allocated to each performance obligation in the contract based on the relevant standalone selling prices. We recognize the revenues of downloadable digital learning contents as the performance obligation is satisfied upon the time of delivery and recognize the revenues of streaming services and customized planning services ratably over the service period. For online live streaming courses, the revenues are recognized ratably over the estimated average learning period.

The estimated weighted average duration of learning periods for both live-streaming courses and pre-recorded courses ranged from four to six months for the periods presented.

There is a refund policy provided to customers for tutoring services, depending on whether the course had commenced at the time of the refund request, the length of the course, the number of sessions that the customer has taken, among other criteria. See “Item 4. Information for the Company—4.B. Business Overview—How We Generate Revenues—Tuition fees” for more information about our refund policy. We determine the transaction price to be earned by estimating the refund liability based on historical refund ratio on a portfolio basis using the expected value method. In the event that the actual amount of refund made exceeds our estimates, such excessive amount will be deducted from net revenues. We also provide discount coupons to our customers for use in purchases on tutoring services, which are treated as a reduction of revenue when the related transaction is recognized.

Fee-based premium services

Fee-based premium services revenues, mostly operated on either a consumption basis or a monthly subscription basis, are derived principally from providing premium services of Youdao Dictionary, Youdao Smart Cloud, as well as translation services. Prepaid subscription fees collected from customers are deferred and are recognized as revenue on a straight-line basis by us over the subscription period, during which customers can access the premium services provided by us. Fees collected from customer to purchase translation services are recognized as revenue when related services are rendered. We also provide our customers the access to smart cloud system, through which customers could use automatic scanning, image recognition and speech recognition services. We recognize the revenues related to smart cloud services based on a consumption basis or ratably over the service period.

Smart devices

We sell smart devices such as dictionary pens and translation devices to customers through retailers or distributors. We recognize revenues when control of the goods is transferred to the customer, which generally occurs upon the delivery to the end customers or upon the delivery to distributors.

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

Business combinations

We account for our business combination using the acquisition method of accounting in accordance with ASC 805, Business Combinations. The cost of an acquisition is measured as the aggregate of the acquisition date fair values of the assets transferred and liabilities assumed by us to the sellers and equity instruments issued. Transaction costs directly attributable to the acquisition are expensed as incurred. Identifiable assets and liabilities acquired or assumed are measured separately at their fair values as of the acquisition date, irrespective of the extent of any noncontrolling interests. The excess of (i) the total costs of acquisition, fair value of the noncontrolling interests and acquisition date fair value of any previously held equity interest in the acquiree over (ii) the fair value of the identifiable net assets of the acquiree is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in the consolidated statements of operations and comprehensive loss. During the measurement period, which can be up to one year from the acquisition date, we may record adjustments to the assets acquired and liabilities assumed with the corresponding offset to goodwill. Upon the conclusion of the measurement period or final determination of the values of assets acquired or liabilities assumed, whichever comes first, any subsequent adjustments are recorded on the consolidated statements of operations and comprehensive loss.

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

Application of a goodwill impairment test requires significant management judgment, including the identification of reporting units, assigning assets and liabilities to reporting units, assigning goodwill to reporting units, and determining the fair value of each reporting unit. The judgment in estimating the fair value of reporting units includes estimating future cash flows, determining appropriate discount rates and making other assumptions. Changes in these estimates and assumptions could materially affect the determination of fair value for each reporting unit. No impairment charge of goodwill was recognized in 2020, 2021 or 2022, respectively.

Impairment of long-lived assets

Long-lived assets are evaluated for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will affect the future use of the assets) indicate that the carrying value of an asset may not be fully recoverable or that the useful life is shorter than we had originally estimated. When these events occur, we evaluate the impairment for the long-lived assets by comparing the carrying value of the assets to an estimate of future undiscounted cash flows expected to be generated from the use of the assets and their eventual disposition. If the sum of the expected future undiscounted cash flows is less than the carrying value of the assets, we recognize an impairment loss based on the excess of the carrying value of the assets over the fair value of the assets. We recognized impairment losses on intangible assets from business combination of RMB56.8 million in 2021. No impairment loss on intangible assets was recognized in 2020 or 2022.

Share-based compensation

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

Youdao 2015 Share Incentive Plan

We adopted an employee share incentive plan, or the 2015 Plan, in February 2015, as may be amended, restated and/or supplemented from time to time. The 2015 Plan was amended in April 2018. For key terms of the 2015 Plan, see “Item 6. Directors, Senior Management and Employees—6.B. Compensation—Share Incentive Plan.”

The fair value of each option granted pursuant to the 2015 Plan in 2020, 2021 and 2022 is estimated on the date of grant using the following assumptions:

	For the Year Ended December 31,
	2020	2021	2022
Expected volatility	48.90%-52.20%	52.40%-62.40%	74.30%-95.00%
Expected dividends yield	0%	0%	0%
Risk-free interest rate	0.30%-1.69%	0.58%-0.87%	1.74%-2.70%
Expected term (in years)	6	6	6
Fair value of underlying ordinary share (US$)	16.00-42.31	9.44-35.99	4.25-13.02

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

Uncertain tax positions

In order to assess uncertain tax positions, we apply a more likely than not threshold and a two-step approach for the tax position measurement and financial statement recognition. Under the two-step approach, the first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not, that the position will be sustained, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount that is more than 50% likely of being realized upon settlement. We recognize interest and penalties, if any, under accrued expenses and other current liabilities on our consolidated balance sheets and under other expenses in our consolidated statements of operations and comprehensive loss. We did not have any significant unrecognized uncertain tax positions as of and for the years ended December 31, 2020, 2021 and 2022, nor did we recognize any related interest and penalties.

Treasury stock

We account for repurchased ordinary shares under the cost method and include such treasury stock as a component of the common shareholders’ equity. Cancellation of treasury stock is recorded as a reduction of ordinary shares, additional paid-in-capital and retained earnings, as applicable. An excess of purchase price over par value is allocated to additional paid-in-capital first with any remaining excess charged entirely to retained earnings. The cost of treasury stock reissued is determined using the weighted average method and recorded as a reduction of additional paid-in-capital.

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

We disposed of our Academic AST Business as part of our efforts to fully comply with the new regulatory requirements adopted by the PRC government in the second half of 2021. As a result, the historical results of Academic AST Business have been reflected in our audited consolidated financial statements as discontinued operations accordingly. Unless otherwise stated, the financial information and non-GAAP financial information disclosed in this annual report refer to our continuing operations.

	For the Year Ended December 31,
	2020		2021		2022
	RMB	%	RMB	%	RMB	US$	%

	(in thousands, except for percentages, shares and per share/ADS data)
Net revenues	2,526,806	100.0	4,015,794	100.0	5,013,182	726,843	100.0
Cost of revenues(1)	(1,419,369)	(56.2)	(2,026,956)	(50.5)	(2,426,766)	(351,848)	(48.4)

Gross profit	1,107,437	43.8	1,988,838	49.5	2,586,416	374,995	51.6
Operating expenses
Sales and marketing expenses(1)	(1,473,604)	(58.3)	(2,077,638)	(51.7)	(2,328,095)	(337,542)	(46.4)
Research and development expenses(1)	(372,184)	(14.7)	(607,373)	(15.1)	(803,791)	(116,538)	(16.0)
General and administrative expenses(1)	(113,106)	(4.5)	(190,297)	(4.7)	(229,210)	(33,232)	(4.6)
Impairment of intangible assets from business combination	—	—	(56,778)	(1.4)	—	—	—

Total operating expenses	(1,958,894)	(77.5)	(2,932,086)	(72.9)	(3,361,096)	(487,312)	(67.0)

Loss from operations	(851,457)	(33.7)	(943,248)	(23.4)	(774,680)	(112,317)	(15.4)
Interest income	25,524	1.0	18,780	0.5	12,908	1,871	0.3
Interest expense	(31,215)	(1.2)	(31,644)	(0.8)	(45,607)	(6,612)	(0.9)
Others, net	61,052	2.4	36,673	0.9	81,445	11,808	1.6

Loss before tax	(796,096)	(31.5)	(919,439)	(22.8)	(725,934)	(105,250)	(14.4)
Income tax expenses	(2,929)	(0.1)	(6,648)	(0.2)	(13,844)	(2,007)	(0.3)

Net loss from continuing operations	(799,025)	(31.6)	(926,087)	(23.0)	(739,778)	(107,257)	(14.7)
Net loss from discontinued operations	(954,327)	(37.8)	(100,267)	(2.6)	(6,105)	(885)	(0.2)

Net loss	(1,753,352)	(69.4)	(1,026,354)	(25.6)	(745,883)	(108,142)	(14.9)
Net loss attributable to noncontrolling interests	563	—	30,699	0.8	18,851	2,733	0.4

Net loss attributable to ordinary shareholders of the company	(1,752,789)	(69.4)	(995,655)	(24.8)	(727,032)	(105,409)	(14.5)

Including:
Net loss from continuing operations attributable to ordinary shareholders of the company	(798,462)	(31.6)	(895,388)	(22.3)	(720,927)	(104,524)	(14.4)
Net loss from discontinued operations attributable to ordinary shareholders of the company	(954,327)	(37.8)	(100,267)	(2.5)	(6,105)	(885)	(0.1)
Net loss per ordinary share/ADS
Basic	(15.53)		(8.18)		(5.88)	(0.85)
—Continuing operations	(7.07)		(7.36)		(5.83)	(0.84)
—Discontinued operations	(8.46)		(0.82)		(0.05)	(0.01)
Diluted	(15.53)		(8.18)		(5.88)	(0.85)
—Continuing operations	(7.07)		(7.36)		(5.83)	(0.84)
—Discontinuing operations	(8.46)		(0.82)		(0.05)	(0.01)
Weighted average number of ordinary shares/ADSs used in calculating net loss per ordinary share/ADS

	For the Year Ended December 31,
	2020		2021		2022
	RMB	%	RMB	%	RMB	US$	%

	(in thousands, except for percentages, shares and per share/ADS data)
Basic	112,864,452		121,650,907		123,597,604	123,597,604
Diluted	112,864,452		121,650,907		123,597,604	123,597,604

Notes:

(1)

The following table sets forth our share-based compensation expenses, including the share-based compensation expenses allocated to us based on awards granted to our employees pursuant to NetEase’s RSU incentive plans. See also “Item 7. Major shareholders and Related Party Transactions—7.B. Related Party Transactions—Transactions with NetEase and Other Related Parties.”

	For the Year Ended December 31,
	2020	2021	2022
	RMB	RMB	RMB	US$
	(in thousands)
Cost of revenues	4,641	7,862	5,984	868
Sales and marketing expenses	4,821	10,521	12,669	1,837
Research and development expenses	19,738	33,775	30,578	4,433
General and administrative expenses	7,225	20,043	21,478	3,114

Total	36,425	72,201	70,709	10,252

Year Ended December 31, 2022 Compared to Year Ended December 31, 2021

Net Revenues

Our net revenues increased by 24.8% from RMB4,015.8 million in 2021 to RMB5,013.2 million (US$726.8 million) in 2022.

Learning services

Our net revenues generated from learning services increased by 26.3% from RMB2,441.4 million in 2021 to RMB3,084.4 million (US$447.2 million) in 2022 to, which was mainly driven by the substantial increase in revenues from our tutoring services, and to a lesser extent, by the increase in revenues from other learning services.

•

Tutoring services. Our net revenues generated from tutoring services increased by 27.1% from RMB2,271.0 million to RMB2,886.1 million (US$418.4 million) in 2022, which was primarily driven by the growth in paid user enrollments in 2022.

•

Other learning services. Our net revenues generated from other learning services increased by 16.4% from RMB170.4 million in 2021 to RMB198.2 million (US$28.7 million) in 2022, primarily driven by the expansion of our enterprise services provided to business customers and increased sales of subscription packages of our online knowledge tools.

Smart devices

Our net revenues generated from distribution of smart devices increased by 28.2% from RMB980.4 million in 2021 to RMB1,256.4 million (US$182.2 million) in 2022, mainly due to the popularity of Youdao’s newly launched products, such as the Youdao Dictionary Pen X5.

Online marketing services

Our net revenues generated from online marketing services increased by 13.2% from RMB593.9 million in 2021 to RMB672.4 million (US$97.5 million) in 2022, primarily due to the increase in the sales of performance-based advertisements through third parties’ internet properties.

Cost of revenues

Our cost of revenues increased by 19.7 % from RMB2,027.0 million in 2021 to RMB2,426.8 million (US$351.8 million) in 2022.

Learning services

Our cost of revenues of learning services increased from RMB980.7 million to RMB1,172.7 million (US$170.0 million) in 2022, primarily due to an increase in the payroll related expenses by 37.7% from RMB390.5 million in 2021 to RMB537.6 million (US$77.9 million) in 2022, mainly driven by the increased salaries and other benefits paid to our instructors and teaching assistants as we increased the headcounts of teaching assistants to support the expansion of our tutoring service offerings.

Smart devices

Our cost of revenues of smart devices increased from RMB618.9 million in 2021 to RMB765.6 million (US$111.0 million) in 2022, which was largely driven by the significant increase in the sales of our newly launched products in 2022.

Online marketing services

Our cost of revenues of online marketing services increased from RMB427.3 million in 2021 to RMB488.4 million (US$70.8 million) in 2022, primarily due to the increase in revenues shared to third parties’ internet properties from RMB350.2 million in 2021 to RMB421.9 million (US$61.2 million) in 2021.

Gross profit & gross margin

The gross margin of learning services increased from 59.8% in 2021 to 62.0% in 2022, primarily because of the improved gross margin of our tutoring services, which was mainly driven by improved economies of scale and the continuous optimization of our faculty compensation structure. The gross margin of smart devices increased from 36.9% in 2021 to 39.1% in 2022, primarily attributable to the popularity of Youdao’s newly launched Youdao Dictionary Pen X5, which carries a higher gross margin than other products. The gross margin of online marketing services decreased from 28.1% in 2021 to 27.4% in 2022, primarily due to the increase in performance-based advertisements through third parties’ internet properties, which typically have a lower gross margin profile.

Our overall gross profit increased by 30.0% from RMB1,988.8 million in 2021 to RMB2,586.4 million (US$375.0 million) in 2022. Our overall gross margin was 49.5% and 51.6%, respectively, in 2021 and 2022. The increase in our overall gross margin was primarily due to the increase in the gross margin of learning services and smart devices.

Operating expenses

Our total operating expenses increased by 14.6% from RMB2,932.1 million in 2021 to RMB3,361.1 million (US$487.3 million) in 2022.

Sales and marketing expenses

Our sales and marketing expenses increased by 12.1% from RMB2,077.6 million in 2021 to RMB2,328.1 million (US$337.5 million) in 2022, which was mainly driven by approximately 32.8% increase in the payroll-related expenses, as well as the increase in marketing spending from RMB1,393.3 million in 2021 to RMB1,478.6 million (US$214.4 million) in 2022.

Research and development expenses

Our research and development expenses increased by 32.3% from RMB607.4 million in 2021 to RMB803.8 million (US$116.5 million) in 2022, which was primarily attributable to the increase in the payroll-related expenses from RMB527.2 million in 2021 to RMB682.5 million (US$99.0 million) in 2022, mainly driven by an increasing number of development and technology professionals in smart devices and education digitalization solutions, as well as higher compensation level and employee related expenses.

General and administrative expenses

Our general and administrative expenses increased by 20.4% from RMB190.3 million in 2021 to RMB229.2 million (US$33.2 million) in 2022, which was mainly attributable to the increase in employee-related expenses in 2022.

Impairment of intangible assets from business combination

Impairment of intangible assets from business combination for 2021 primarily reflected the impairment of the intangible assets due to the change of the regulatory environment.

Net loss from continuing operations

As a result of the foregoing, our net losses from continuing operations were RMB926.1 million and RMB739.8 million (US$107.3 million), respectively, in 2021 and 2022.

Year Ended December 31, 2021 Compared to Year Ended December 31, 2020

See “Item 5. Operating and Financial Review and Prospects—5.A. Operating Results—Year Ended December 31, 2021 Compared to Year Ended December 31, 2020” beginning on page 139 of our Form 20-F for the fiscal year ended December 31, 2021 filed with the SEC on April 28, 2022 (Securities Act File No. 001-39087).

Non-GAAP Financial Measure

We consider and use non-GAAP financial measures, such as non-GAAP net income/(loss) from continuing operations attributable to the company’s ordinary shareholders and non-GAAP basic and diluted income/(loss) from continuing operations per ADS, as supplemental metrics in reviewing and assessing our operating performance and formulating our business plan.

We define non-GAAP net income/(loss) from continuing operations attributable to the company’s ordinary shareholders as net income/(loss) from continuing operations attributable to the company’s ordinary shareholders excluding share-based compensation expenses, amortization of intangible assets from business combination, impairment of intangible assets from business combination and impairment of long-term investments, income tax effects of above GAAP to non-GAAP reconciling items, and adjustment for GAAP to non-GAAP reconciling items for the income/(loss) attributable to noncontrolling interests. Non-GAAP net income/(loss) from continuing operations attributable to the company’s shareholders enables our management to assess our operating results without considering the impact of above-mentioned non-cash charges. We believe that these non-GAAP financial measures provide useful information to investors in understanding and evaluating our current operating performance and prospects in the same manner as management does, if they so choose.

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

The following table sets forth a reconciliation of non-GAAP net loss from continuing operation attributable to ordinary shareholders of the company to net loss from continuing operation attributable to ordinary shareholders of the company, the most directly comparable GAAP measure:

	For the Year Ended December 31,
	2020	2021	2022
	RMB	RMB	RMB	US$

	(in thousands)
Net loss from continuing operations attributable to ordinary shareholders of the company	(798,462)	(895,388)	(720,927)	(104,524)
Add: share-based compensation	36,425	72,201	70,709	10,252
amortization of intangible assets from business combination	—	2,972	—	—
impairment of long-term investments	—	7,000	10,300	1,493
impairment of intangible assets from business combination	—	56,778	—	—
Less: tax effects on non-GAAP adjustments	—	(8,962)	—	—
GAAP to non-GAAP reconciling items for the loss attributable to noncontrolling interests	—	(22,854)	—	—

Non-GAAP net loss from continuing operations attributable to ordinary shareholders of the company	(762,037)	(788,253)	(639,918)	(92,779)
Non-GAAP basic net loss from continuing operations per share/ADS	(6.75)	(6.48)	(5.18)	(0.75)

Non-GAAP diluted net loss from continuing operations per share/ADS	(6.75)	(6.48)	(5.18)	(0.75)

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

We had working capital deficits (being total current liabilities exceeded that of total current assets) of RMB764.3 million and RMB1,308.6 million (US$189.7 million) as of December 31, 2021 and 2022, respectively. According to the support letter signed by the NetEase Group in April 2023, the NetEase Group will continue to provide financial support for our continuing operations in the next twenty-five months from the date of this annual report. As of December 31, 2022, we had outstanding interest-bearing short-term loans payable to the NetEase Group in the amount of RMB878.0 million (US$127.3 million), which constituted a substantial portion of our current liabilities. These loans are generally repayable within one year and were used to provide working capital for the daily operations of our business. In April 2021, we entered into a three-year US$300.0 million revolving loan facility agreement with NetEase. As of December 31, 2022, we had outstanding interest-bearing long-term loans payable to the NetEase Group in the amount of US$75.0 million (or equivalent to RMB522.3 million), which was drawn down from the US$300.0 million revolving loan facility with maturity dated March 31, 2024. We had further drawn down US$5.0 million (or equivalent to RMB34.5 million) interest-bearing long-term loans payable to the NetEase Group in 2023 until the date of this annual report. Repayment of such loans would materially and adversely affect our liquidity, financial position and cash flows. Besides financial support from NetEase, we will also continue to evaluate and pursue attractive financing opportunities, including issuances of debt or equity securities and obtaining additional credit facilities.

We believe that our existing cash, cash equivalents, restricted cash, time deposits and short-term investments balance as of December 31, 2022, as well as continuous funding support from our controlling shareholder NetEase, would be sufficient to fund our continuing operating activities, capital expenditures and other obligations for at least the next twelve months.

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

The following table presents our summary consolidated cash flow data in 2020, 2021 and 2022.

	For the Year Ended December 31,
	2020	2021	2022
	RMB	RMB	RMB	US$

		(in thousands)
Net cash used in continuing operating activities	(9,868)	(623,566)	(531,412)	(77,048)
Net cash provided by continuing investing activities	767,055	42,699	125,823	18,244
Net cash provided by continuing financing activities	26,559	1,783,713	184,649	26,771

Continuing Operating Activities

Net cash used in continuing operating activities was RMB531.4 million (US$77.0 million) in 2022. The difference between our net loss from continuing operations of RMB739.8 million (US$107.3 million) and the net cash used in continuing operating activities was mainly due to (i) an increase in accounts payable of RMB121.3 million due to increased purchase of smart devices and deferred payments to suppliers; and (ii) an increase in accrued liabilities and other payables of RMB75.8 million, which mainly consisted of accrued liabilities for learning services and accrued marketing expenses, resulting from our business growth as well as our increased marketing and promotion activities, partially offset by an increase in accounts receivable of RMB163.5 million primarily arising from the increased sales of newly launched smart devices.

Net cash used in continuing operating activities was RMB623.6 million in 2021. The difference between our net loss from continuing operations of RMB926.1 million and the net cash used in continuing operating activities was mainly due to (i) an increase in contract liabilities (which are mainly composed of deferred revenue relating to the tuition fees received from students for which revenue recognition criteria have not been met) of RMB115.5 million due to the increased gross billings of tutoring services; and (ii) an increase in payroll payable of RMB85.4 million due to increase in the number of employees, partially offset by an increase in inventory of RMB146.7 million.

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

Continuing Investing Activities

Net cash provided by continuing investing activities in 2022 was RMB125.8 million (US$18.2 million), which was mainly attributable to (i) the proceeds received from maturities of short-term investments of RMB1,530.5 million, partially offset by (i) the purchases of short-term investments of RMB1,258.2 million with variable interest rates; (ii) the purchases of property and equipment of RMB68.7 million; and (iii) the payment for long-term investments of RMB52.1 million.

Net cash provided by continuing investing activities in 2021 was RMB42.7 million, which was mainly attributable to (i) the proceeds received from the maturities of time deposits of RMB907.8 million; (ii) the proceeds received from maturities of short-term investments of RMB860.0 million; and (iii) the net cash acquired from a business combination, net of cash consideration paid, of RMB43.2 million, partially offset by (i) the purchases of time deposits placed with banks with original maturities between three to twelve months of RMB897.9 million; (ii) the purchases of short-term investments of RMB779.5 million with variable interest rates; (iii) the purchases of property and equipment of RMB63.5 million; and (iv) the payment for long-term investments of RMB27.4 million.

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

Continuing Financing Activities

Net cash provided by continuing financing activities for 2022 was RMB184.6 million (US$26.8 million), which was mainly attributable to the long-term loan from the NetEase Group of US$35.0 million (or equivalent to RMB225.9 million), partially offset by cash paid for repurchase of Youdao’s ADSs of RMB50.7 million.

Net cash provided by continuing financing activities for 2021 was RMB1,783.7 million, which was mainly attributable to the proceeds of US$231.6 million (or equivalent to RMB1,498.6 million) received from our follow-on public offering, the long-term loan from the NetEase Group of US$40.0 million (or equivalent to RMB257.5 million) and the proceeds received from the issuance of ordinary shares granted to our employees pursuant to incentive plans of RMB27.6 million.

Net cash provided by continuing financing activities for 2020 was RMB26.6 million, which was mainly attributable to the proceeds received from the issuance of ordinary shares granted to our employees pursuant to incentive plans of RMB34.5 million, partially offset by payment for initial public offering expenses of RMB7.9 million.

Material Cash Requirements

Our material cash requirements as of December 31, 2022 and any subsequent interim period primarily include working capital needs, capital expenditures, repayment of short-term/long-term loans from NetEase, operating lease obligations, purchase commitments and capital commitments.

Our capital expenditures are incurred primarily in connection with purchase of servers, computers and software. Our capital expenditures were RMB30.8 million, RMB64.1 million and RMB69.8 million (US$10.1 million), respectively, in 2020, 2021 and 2022. We intend to fund our future capital expenditures with our existing cash balance.

The following table sets forth the details of our material cash requirements (other than capital expenditure) as of December 31, 2022.

	Less than One Year	One to Three Years	Payments Due by Three to Five Years	More than Five Years	Total

	(RMB in thousands)
Repayment of short-term/long-term loans from NetEase(1)	878,000	522,345	—	—	1,400,345
Operating lease commitments(2)	42,322	30,698	10,774	1,000	84,794
Purchase commitments(3)	238,545	5,500	—	—	244,045
Capital commitments(4)	3,029	—	—	—	3,029

Total	1,161,896	558,543	10,774	1,000	1,732,213

Note:

(1)	Consists of short-term loans from NetEase, as well as long-term loans from NetEase drawn down from the US$300.0 million revolving loan facility provided by NetEase with maturity dated March 31, 2024.
(2)

Consist of the commitments under non-cancelable operating lease agreements for our office premises. In 2020, 2021 and 2022, our rental expenses were RMB39.9 million, RMB52.8 million and RMB70.1 million (US$10.2 million), respectively.

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

Other than as discussed above, we did not have any significant capital and other commitments, long-term obligations or guarantees as of December 31, 2022.

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

Holding Company Structure

Youdao, Inc. is a holding company with no material operations of its own. We conduct our operations primarily through our subsidiaries and the VIEs and their subsidiaries in the PRC. In 2020, 2021 and 2022, the amount of revenues generated by the VIEs and their subsidiaries accounted for 71.0%, 68.5% and 70.1%, respectively, of our total net revenues. As a result, our ability to pay dividends depends upon dividends paid by our subsidiaries which, in turn, depends on the payment of the service fees to our PRC subsidiaries by the VIEs in the PRC pursuant to certain contractual arrangements among our PRC subsidiaries, the VIEs and the VIEs’ shareholders. See “Item 4. Information on the Company—4.C. Organizational Structure—Contractual Arrangements with the VIEs and the VIEs’ Respective Shareholders.” In 2020, 2021 and 2022, the amount of service fees charged by our PRC subsidiaries to the VIEs was RMB1,964.8 million, RMB3,473.5 million and RMB2,767.8 million (US$401.3 million) (without giving effect to the discontinued operation presentation of our historical financial results as a result of the disposal of our Academic AST Business), respectively. If our subsidiaries or any newly formed subsidiaries incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us.

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

As an offshore holding company, we are permitted under PRC laws and regulations to provide funding from the proceeds of our offshore fundraising activities to our PRC subsidiaries only through loans or capital contributions, and to the VIEs only through loans, in each case subject to the satisfaction of the applicable government registration and approval requirements. See “Item 3. Key Information—3.D. Risk Factors—Risks Related to Doing Business in China—PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay us from making loans or additional capital contributions to our PRC subsidiaries and to make loans to the VIEs, which could materially and adversely affect our liquidity and our ability to fund and expand our business.” As a result, there is uncertainty with respect to our ability to provide prompt financial support to our PRC subsidiaries and the VIEs when needed. Notwithstanding the foregoing, our PRC subsidiaries may use their own retained earnings (rather than Renminbi converted from foreign currency-denominated capital) to provide financial support to the VIEs either through loans from our PRC subsidiaries or direct loans to the VIEs’ nominee shareholders, which would be contributed to the VIEs as capital injections. Such direct loans to the nominee shareholders of the VIEs would be eliminated in our consolidated financial statements against such VIEs’ share capital.

5.C. Research and Development, Patents and Licenses, etc.

We invest heavily in technological innovation—to break through language and cultural boundaries, digitize multimedia content, increase classroom engagement, and personalize the learning process. See “Item 4. Information on the Company—4.B. Business Overview—Our Technologies.”

5.D. Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events in 2022 that are reasonably likely to have a material and adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future results of operations or financial condition.

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

Estimate of average learning period for different courses of the customers for recognition of tutoring services revenue

We recognize revenue from the sale of online live-streaming courses and online pre-recorded video courses over the estimated average learning period of the customers, starting from the point-in-time when the courses commence to be delivered.

Nature of Estimates Required – average learning period for different courses. The average learning period for different courses is subjected to period assessment. Considering the events or circumstances may change that indicate the change of the estimate, we assessed the average learning period for different courses on an annual basis or more frequently when there is indicator for the changes in circumstances. We consider qualitative and quantitative factors to determine the average learning period for different courses.

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

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A. Directors and Senior Management

The following table sets forth the name, age and position of each of our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
William Lei Ding	51	Director
Feng Zhou	45	Director, Chief Executive Officer
Harry Heung Yeung Shum	56	Independent Director
Jimmy Lai	66	Independent Director
Lei Jin	45	President
Yinghui Wu	43	Vice President
Renlei Liu	41	Vice President
Peng Su	43	Vice President
Yongwei Li	43	Vice President

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

Jimmy Lai has served as our director since October 2019. Mr. Lai has served as the Chief Financial Officer of Kneron since January 2022, an independent director of FinVolution Group (NYSE: FINV) since November 2017, an independent director of Zepp Health Corporation (NYSE: ZEPP) since February 2018 and the chief financial officer of Acepodia Inc. since March 2021. Previously, Mr. Lai served as the chief financial officers of China Online Education Group (NYSE: COE) from 2015 to 2018, Chukong Technologies Corp. from 2013 to 2015, and Gamewave Corporation from 2011 to 2013. Prior to that, Mr. Lai served as the chief financial officer of several public companies listed in the United States and in various finance-related roles in other companies. Mr. Lai received his bachelor’s degree in Statistics from the National Cheng Kung University in Taiwan and his MBA from the University of Texas at Dallas. Mr. Lai is a certified public accountant licensed in the State of Texas.

Lei Jin currently serves as our president. Prior to joining us in 2005, Mr. Jin served as a software engineer at Intel Corporation (Nasdaq: INTC) from 2003 to 2005. Mr. Jin received his bachelor’s degree and master’s degree in computer science from Tsinghua University.

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

6.B. Compensation

In 2022, we paid an aggregate of RMB18.0 million (US$2.6 million) in cash compensation to our directors and executive officers. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our directors and executive officers. Our PRC subsidiaries and the VIEs and their subsidiaries are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.

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

Share Incentive Plan

2015 Share Incentive Plan

We adopted an employee share incentive plan, which we refer to as the 2015 Plan, in February 2015, as may be amended, restated and/or supplemented from time to time. The 2015 Plan was amended in April 2018. The purpose of the 2015 Plan is to promote the success and enhance the value of our company by linking the personal interests of the employees, directors and consultants to those of our shareholders and by providing such individuals with an incentive for outstanding performance to generate superior returns to our shareholders. The maximum aggregate number of ordinary shares we are authorized to issue pursuant to equity awards granted under the 2015 Plan is 10,222,222 shares. As of March 31, 2023, options to purchase a total of 4,408,892 ordinary shares are outstanding under the 2015 Plan, and 2,731,072 of such options had vested and become exercisable.

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

2023 Share Incentive Plan

We adopted an employee share incentive plan, which we refer to as the 2023 Plan, in April 2023, as may be amended, restated and/or supplemented from time to time. The purpose of the 2023 Plan is to promote the success and enhance the value of our company by linking the personal interests of the employees, directors and consultants to those of our shareholders and by providing such individuals with an incentive for outstanding performance to generate superior returns to our shareholders. The maximum aggregate number of ordinary shares we are authorized to issue pursuant to equity awards granted under the 2023 Plan is 5,668,625 shares.

The following paragraphs summarize the terms of the 2023 Plan.

Types of Awards. The 2023 Plan permits the awards of options, restricted shares, restricted share units, share appreciation rights, dividend equivalents, share payments, deferred shares and other type of awards as designed and approved by the plan administrator.

Plan Administration. The 2023 Plan shall be administrated by the board or a committee of the board as may be designated by the board.

Eligibility. Any employee, director or consultant of the company shall be eligible to participate in the 2023 Plan, as determined by the plan administrator.

Award Agreement. Each award under the 2023 Plan shall be evidenced and governed exclusively by an award agreement executed by the company and the participants, including any amendments thereto. The award agreement may include the term of an award, the provisions applicable in the event the participant’s employment or service terminates, and the company’s authority to unilaterally or bilaterally amend, modify, suspend, cancel or rescind an award. The award agreement shall also include such additional provisions as may be specified by the plan administrator.

Conditions of Award. The plan administrator of the 2023 Plan shall determine the provisions, terms, and conditions of each award including, but not limited to, the types of awards, award vesting schedule, number of awards to be granted and the number of shares to be covered by the awards, exercise price, any restrictions or limitations on the award and term of each award.

Acceleration of Awards upon Change in Control. Upon a change of control of the company, any award previously granted pursuant to the 2023 Plan shall vest immediately unless the plan administrator determines otherwise.

Protection against Dilution. In the event of any dividend, share split, combination or exchange of shares, amalgamation, arrangement or consolidation, spin-off, recapitalization or other distribution (other than normal cash dividends) of company assets to our shareholders, or any other change affecting the share capital, the plan administrator shall make such proportionate adjustments, if any, as necessary to reflect such change with respect to (i) the aggregate number and type of shares that may be issued under the 2023 Plan; (ii) the terms and conditions of any outstanding awards (including, without limitation, any applicable performance targets or criteria with respect thereto); and (iii) the grant or exercise price per share for any outstanding awards under the 2023 Plan.

Amendment, Suspension or Termination of the 2023 Plan. With the approval of the board, the plan administrator may terminate, amend or modify the 2023 Plan. No termination, amendment, or modification of the 2023 Plan shall adversely affect in any material way any award previously granted pursuant to the 2023 Plan without the prior written consent of the participant.

The following table summarizes, as of March 31, 2023, the number of ordinary shares underlying outstanding options that we granted to our directors and executive officers:

	Ordinary Shares Underlying Options Outstanding	Exercise Price (US$/Share)		Date of Grant	Date of Expiration
William Lei Ding	—		—	—	—
Feng Zhou	—		—	—	—
Harry Heung Yeung Shum	*	US$	4.0 to US$4.5	February 25, 2020 January 25, 2021 and January 18, 2022	February 25, 2026, January 25, 2027 and January 18, 2028
Jimmy Lai	*		US$4.5	January 25, 2021 and January 18, 2022	January 25, 2027 and January 18, 2028
Lei Jin	*		US$4.5	January 25, 2021	January 25, 2027
Yinghui Wu	*		US$4.5	January 25, 2021	January 25, 2027
Renlei Liu	*	US$	1.5 to US$4.5	February 11, 2015, January 17, 2017 and January 25, 2021	October 20, 2023, January 17, 2024 and January 25, 2027
Peng Su	*	US$	3.5 to US$4.5	May 30, 2019 and January 25, 2021	May 30, 2025 and January 25, 2027

	Ordinary Shares Underlying Options Outstanding	Exercise Price (US$/Share)	Date of Grant	Date of Expiration
Yongwei Li	*	US$3.5 to US$4.5	May 30, 2019, January 14, 2020 and January 25, 2021	May 30, 2025, January 14, 2026 and January 25, 2027
All directors and executive officers as a group	*	US$1.5 to US$4.5	February 11, 2015, January 17, 2017, May 30, 2019, January 14, 2020, February 25, 2020, January 25, 2021 and January 18, 2022	October 20, 2023, January 17, 2024, May 30, 2025, January 14, 2026, February 25, 2026, January 25, 2027 and January 18, 2028

*	Less than 1% of our total outstanding shares.

As of March 31, 2023, our employees as a group hold options to purchase 4,408,892 ordinary shares, with exercise prices ranging from US$1.5 per share to US$4.5 per share, with a weighted average of exercise prices of US$3.6 per share.

For discussions of our accounting policies and estimates for awards granted pursuant to the 2015 Plan, see “Item 5. Operating and Financial Review and Prospects—5.A. Operating Results—Critical Accounting Policies and Judgments—Share-based compensation.”

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

6.D. Employees

We had 5,068 full-time employees as of December 31, 2022, most of which were located in our offices in Beijing, Xi’an, Guangzhou, Hangzhou and Nanjing, China. The following table sets forth the breakdowns of our full-time employees by function as of December 31, 2022:

Function	Number of Full-Time Employees	Percentage
Teaching staff(1) and product and service operations	2,369	46.7%
R&D and related	1,123	22.2%
Sales and marketing	1,236	24.4%
General and administrative	340	6.7%

Total	5,068	100.0%

Note:

(1)	Our teaching staff consists of (i) instructors; and (ii) teaching assistants focused on providing students with academic and administrative support.

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

6.E. Share Ownership

The following table sets forth information concerning the beneficial ownership of our ordinary shares as of March 31, 2023 by:

•	each of our directors and executive officers; and

•	each person known to us to beneficially own more than 5% of our ordinary shares.

We have adopted a dual-class voting structure. The calculations in the table below are based on 124,214,435 ordinary shares issued and outstanding as of March 31, 2023, consisting of 35,926,075 class A ordinary shares and 88,288,360 Class B ordinary shares (excluding 1,755,011 Class A ordinary shares repurchased in the form of ADSs).

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

	Ordinary Shares Beneficially Owned as of March 31, 2023
	Class A		Class B
	Ordinary Shares		Ordinary Shares		Total Ordinary Shares		Voting Power
	Number	%	Number	%	Number	%	%***
Directors and Executive Officers: †
William Lei Ding(1)	2,479,232	6.9	29,424,222	33.3	31,903,454	25.7	30.2
Feng Zhou(2)	—	—	20,341,200	23.0	20,341,200	16.4	20.3

	Ordinary Shares Beneficially Owned as of March 31, 2023
	Class A		Class B
	Ordinary Shares		Ordinary Shares		Total Ordinary Shares		Voting Power
	Number	%	Number	%	Number	%	%***
Harry Heung Yeung Shum	*	*	—	—	*	*	*
Jimmy Lai	*	*	—	—	*	*	*
Lei Jin(3)	*	*	920,000	1.0	*	*	*
Yinghui Wu(4)	*	*	1,640,000	1.9	1,648,000	1.3	1.6
Renlei Liu(5)	604,000	1.7	—	—	*	*	*
Peng Su	*	*	—	—	*	*	*
Yongwei Li	*	*	—	—	*	*	*
All directors and executive officers as a group	3,398,415	9.3	52,325,422	59.3	55,723,837	44.6	53.2
Principal Shareholders:
NetEase, Inc.(6)	2,898,293	8.1	65,387,160	74.1	68,285,453	55.0	66.2
Peng Ke Holdings Inc.(2)	—	—	20,341,200	23.0	20,341,200	16.4	20.3
Orbis(7)	14,807,838	41.2	—	—	14,807,838	11.9	4.9

Notes:

*	Less than 1% of our total issued and outstanding shares on an as-converted basis.
**

For each person and group included in this table, percentage ownership is calculated by dividing the number of shares beneficially owned by such person or group by the sum of (i) 124,214,435, being the number of ordinary shares on an as-converted basis issued and outstanding as of March 31, 2023 (excluding 1,755,011 Class A ordinary shares repurchased in the form of ADSs); and (ii) the number of ordinary shares underlying share options held by such person or group that are exercisable within 60 days after March 31, 2023.

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

(1)

Represents (i) 1,175,000 ADSs, representing 1,175,000 Class A ordinary shares held of record by Dragon Creation Technology Limited, a company incorporated under the laws of the British Virgin Islands, (ii) 1,304,232 ADSs, representing 1,304,232 Class A ordinary shares held of record by NetEase (of which Mr. Ding is the chief executive officer, a director and a major shareholder), and (iii) 29,424,222 Class B ordinary shares held of record by NetEase. Dragon Creation Technology Limited is wholly owned by Sino Intelligence Holding Limited, which is in turn wholly owned by Sino Intelligence Trust, or the Trust, for which TMF (Cayman) Ltd. acts as the trustee. Mr. Ding is the sole director of Dragon Creation Technology Limited and the settlor of the Trust, retaining the investment and dispositive powers with respect to the assets of the Trust. The beneficiaries of the Trust are William Lei Ding and his family. In addition, Mr. Ding, through Shining Globe International Limited, beneficially owns approximately 45.0% equity interest in NetEase as of March 31, 2023, and Shining Globe International Limited is the record owner of 1,450,300,000 ordinary shares of NetEase as of March 31, 2023. Shining Globe International Limited is wholly owned by Shining Globe Holding Limited, which is in turn wholly owned by Shining Globe Trust. Mr. Ding, being the sole director of Shining Globe International Limited and the settlor of the Shining Globe Trust, retains the investment and dispositive powers with respect to the assets of the Shining Globe Trust. The business address of William Lei Ding is NetEase Building, No. 599 Wangshang Road, Binjiang District, Hangzhou 310052, People’s Republic of China.

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

(3)

Represents 920,000 Class B ordinary shares held of record by JinLei Quark Tech, Inc., a British Virgin Islands company wholly owned by Mr. Jin, and 8,000 Class A ordinary shares underlying share options exercisable within 60 days after March 31, 2023. The registered address of JinLei Quark Tech, Inc. is Kingston Chambers, PO Box 173, Road Town, Tortola, Virgin Islands (British). The business address of Mr. Jin is the same as the address of our principal executive offices.

(4)

Represents 1,640,000 Class B ordinary shares held of record by Ice River Tech, Inc., a British Virgin Islands company wholly owned by Mr. Wu and 8,000 Class A ordinary shares underlying share options exercisable within 60 days after March 31, 2023. The registered address of Ice River Tech, Inc. is Kingston Chambers, PO Box 173, Road Town, Tortola, British Virgin Islands. The business address of Mr. Wu is the same as the address of our principal executive offices.

(5)

Represents 184,000 Class A ordinary shares held of record by Taersi, Inc., a British Virgin Islands company wholly owned by Mr. Liu. with a registered address at Kingston Chambers, PO Box 173, Road Town, Tortola, Virgin Islands (British) and 420,000 Class A ordinary shares underlying share options exercisable within 60 days after March 31, 2023. The business address of Mr. Liu is the same as the address of our principal executive offices.

(6)

The business address of NetEase, Inc., a Cayman Islands company, is NetEase Building, No. 599 Wangshang Road, Binjiang District, Hangzhou 310052, People’s Republic of China. NetEase is a reporting company under the Exchange Act and is listed on the NASDAQ Global Select Market and the Main Board of the Hong Kong Stock Exchange.

(7)

Represents 14,807,838 ADSs, representing 14,807,838 Class A ordinary shares beneficially owned by Orbis Investment Management Limited, as reported in Schedule 13G filed by Orbis Investment Management Limited on February 14, 2023. The business address of Orbis Investment Management Limited is Orbis House, 25 Front Street, Hamilton, HM 11, Bermuda.

To our knowledge, as of March 31, 2023, 35,742,075 of our Class A outstanding ordinary shares were held by one record holder in the United States, which is the depositary of our ADS program, representing 28.8% of our total issued and outstanding ordinary shares (excluding 1,755,011 Class A ordinary shares repurchased in the form of ADSs) as of such date. We are not aware of any arrangement that may, at a subsequent date, result in change of control of our company.

6.F. Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

Not applicable.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A. Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees—6.E. Share Ownership.”

7.B. Related Party Transactions

Transactions with NetEase and Other Related Parties

The table below sets forth our significant related party transactions with entities that control us or are under common control with us, or entities on which we have significant influence for the periods indicated:

	For the Year Ended December 31,
	2020	2021	2022
	RMB	RMB	RMB	US$

	(in thousands)
Services and products provided to NetEase Group
Learning services provided to NetEase Group(1)	5,826	7,360	18,029	2,614
Smart devices provided to NetEase Group(2)	7,607	6,607	8,748	1,268
Online marketing services provided to NetEase Group(3)	15,860	9,823	7,925	1,149
Other services provided to NetEase Group (4)	—	—	9,588	1,390
Fixed assets provided to NetEase Group (5)	—	—	936	136
Services and products purchased from NetEase Group and other related parties
Services purchased from NetEase Group(6)	163,487	143,186	153,523	22,258
Services purchased from other related party(7)	—	—	9,572	1,388
Fixed assets and inventories purchased from NetEase Group(8)	2,198	2,489	1,087	158
Loan-related transactions
Interest expenses on loans from NetEase Group(9)	31,215	31,644	45,607	6,612
Addition of long-term loans from NetEase Group(10)	—	257,522	225,941	32,758
Equity-related transactions
Share-based compensation under NetEase Plan(11)	2,682	1,043	1,499	217
Deemed distribution to NetEase(12)	2,060	4,171	—	—
Other transactions
Disposal of Youdao Cloudnote business to NetEase Group(13)	670	—	—	—

Notes:

(1)	Mainly refer to the translation services provided to the entities within NetEase Group.

(2)	Mainly refer to the arrangements where entities within NetEase Group act as the distributors to sell our smart devices.
(3)	Mainly refer to the advertising services we provide to the other members of NetEase Group to promote their services and products.
(4)	Mainly refer to the server leasing services provided to the entities within NetEase Group.
(5)	Mainly consist of certain fixed assets provided by us to NetEase Group.
(6)	Mainly consist of the human resource functions performed by employees of other members of NetEase Group, office leasing and the purchase of sever custody service.
(7)	Mainly refer to the technical support services provided by an equity investee of us.
(8)	Mainly consist of certain fixed assets and hardware purchased by us from NetEase Group.
(9)	Represent the short-term loans we borrowed from NetEase Group.
(10)	Represent the long-term loans we borrowed from NetEase Group.
(11)

Represent the share-based compensation under NetEase’s RSU Plan allocated to us based on grants under such plan to our employees. For more information about NetEase’s RSU Plan, see “Item 5. Operating and Financial Review and Prospects—5.A. Operating Results—Critical Accounting Policies and Judgments—Share-based compensation—NetEase’s RSU Plan.”

(12)	Represent the deemed distribution to NetEase Group by purchasing restricted share units for Youdao’s employees under NetEase’s RSU Plan.
(13)	Disposal of Youdao Cloudnote business related to disposal of Youdao Cloudnote business to an investee established by the company and NetEase in December 2020.

The table below sets forth the balances with NetEase Group as of the dates indicated:

	As of December 31,
	2021	2022
	RMB	RMB	US$

	(in thousands)
Amounts due from NetEase Group	6,192	7,888	1,144
Prepayment to other related party	—	7,762	1,125
Amounts due to NetEase Group	83,041	68,809	9,976
Short-term loans from NetEase Group	878,000	878,000	127,298
Long-term loans from NetEase Group	255,028	522,345	75,733

The amounts due from NetEase Group as of December 31, 2021 and 2022 primarily consisted of amounts unsettled in connection with the services and products provided to NetEase Group, as indicated in the table for the significant related party transactions above. The prepayment to other related party as of December 31, 2022 consisted of the prepaid balance for technical support services provided by an equity investee of us. The amounts due to NetEase Group as of December 31, 2021 and 2022 primarily consisted of amounts unsettled in connection with the services and products purchased from NetEase Group, as indicated in the table for the significant related party transactions above.

The short-term loans from NetEase Group as of December 31, 2021 and 2022 consisted of RMB-denominated entrustment loans from NetEase Group, all of which were repayable within one year with interest rates ranging from 3.5% to 3.9% per annum.

The long-term loans from NetEase Group as of December 31, 2022 consisted of US$75.0 million US-denominated loans from NetEase Group, which were drawn down from the US$300.0 million revolving loan facility with maturity dated March 31, 2024.

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

We are a holding company incorporated in the Cayman Islands. We rely principally on dividends from our PRC subsidiaries for our cash requirements, including any payment of dividends to our shareholders. PRC regulations may restrict the ability of our PRC subsidiaries to pay dividends to us. See “Item 4. Information on the Company—4.B. Business Overview—Regulation—Regulation Related to Foreign Exchange” and “Item 3. Key Information—3.D. Risk Factors—Risk Related to Doing Business in China—Governmental control of currency conversion may limit our ability to utilize our revenues effectively and affect the value of your investment.”

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

We incorporate by reference into this annual report our MAA, the form of which was filed as Exhibit 3.2 to our registration statement on Form F-1(File Number 333-234009) filed with the SEC on September 30, 2019. We adopted our MAA by a special resolution of our shareholders on September 27, 2019, which became effective immediately prior to completion of our initial public offering of ADSs representing our Class A ordinary shares.

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

The registration of transfers may, after compliance with any notice required of the NYSE, be suspended and the register closed at such times and for such periods as our board of directors may, in their absolute discretion, from time to time determine, provided that the registration of transfers shall not be suspended nor the register closed for more than 30 days in any year.

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

People’s Republic of China Taxation

Under the Enterprise Income Tax Law of the PRC, which became effective on January 1, 2008 and most recently amended on December 29, 2018, an enterprise established outside the PRC with “de facto management body” within the PRC is considered a “resident enterprise” for PRC enterprise income tax purposes and is generally subject to a uniform 25% enterprise income tax rate on its worldwide income. Under the Implementing Rules of the Enterprise Income Tax Law, a “de facto management body” is defined as a body that has material and overall management and control over the manufacturing and business operations, personnel and human resources, finances and properties of an enterprise.

In addition, the STA Circular 82 issued by the STA in April 2009 specifies that certain offshore incorporated enterprises controlled by PRC enterprises or PRC enterprise groups will be classified as PRC resident enterprises if the following are located or resident in the PRC: (a) senior management personnel and departments that are responsible for daily production, operation and management; (b) financial and personnel decision making bodies; (c) primary assets, accounting books and records, company seal, minutes of board meetings and shareholders’ meetings; and (d) half or more of the senior management or directors having voting rights. Further to STA Circular 82, the STA issued the STA Bulletin 45, which took effect in September 2011, to provide more guidance on the implementation of STA Circular 82. STA Bulletin 45 provides for procedures and administration details of determination on resident status and administration on post-determination matters. Our company is a company incorporated outside the PRC. As a holding company, its primary assets are its ownership interests in its subsidiaries, and its primary assets are located, and its records (including the resolutions of its board of directors and the resolutions of its shareholders) are maintained, outside the PRC. As such, we do not believe that our company meets all of the conditions above or is a PRC resident enterprise for PRC tax purposes. For the same reasons, we believe our other entities outside of China are not PRC resident enterprises either. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.” There can be no assurance that the PRC government will ultimately take a view that is consistent with us. If the PRC tax authorities determine that our Cayman Islands holding company is a PRC resident enterprise for PRC enterprise income tax purposes, a number of unfavorable PRC tax consequences could follow. For example, a 10% withholding tax would be imposed on dividends we pay to our non-PRC enterprise shareholders (including the ADS holders). In addition, non-resident enterprise shareholders (including the ADS holders) may be subject to PRC tax at a rate of 10% on gains realized on the sale or other disposition of ADSs or Class A ordinary shares, if such gains are treated as derived from a PRC source. Furthermore, if we are deemed a PRC resident enterprise, dividends paid to our non-PRC individual shareholders (including the ADS holders) and any gain realized on the transfer of ADSs or Class A ordinary shares by such shareholders may be subject to PRC individual income tax at a rate of 20% (which, in the case of dividends, may be withheld at source by us). These rates may be reduced by an applicable tax treaty, but it is unclear whether non-PRC shareholders of our company would, in practice, be able to obtain the benefits of any tax treaties between their country of tax residence and the PRC in the event that we are treated as a PRC resident enterprise. See “Item 3. Key Information—3.D. Risk Factors—Risks Related to Doing Business in China—If we are classified as a PRC resident enterprise for PRC enterprise income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders and ADS holders.”

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

Distributions paid on the ADSs or Class A ordinary shares, other than certain pro rata distributions of ADSs or Class A ordinary shares, will be treated as dividends to the extent paid out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Because we do not maintain calculations of our earnings and profits under U.S. federal income tax principles, it is expected that distributions generally will be reported to U.S. Holders as dividends. Dividends will not be eligible for the dividends-received deduction generally available to U.S. corporations under the Code. Subject to applicable limitations, dividends paid by “qualified foreign corporations” to certain non-corporate U.S. investors are taxable at the favorable rates applicable to long-term capital gains. A non-U.S. corporation is treated as a qualified foreign corporation with respect to dividends paid on stock that is readily tradable on a securities market in the United States, such as the NYSE, where the ADSs are listed. The favorable rate does not apply if the non-U.S. corporation is a PFIC (or is treated as a PFIC with respect to the relevant U.S. Holder) for the taxable year in which the dividend is paid or the preceding taxable year. Non-corporate U.S. Holders should consult their tax advisers to determine whether the favorable rate will apply to dividends they receive and whether they are subject to any special rules that limit their ability to be taxed at this favorable rate.

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

Dividends will be treated as foreign-source income for foreign tax credit purposes. As described in “—People’s Republic of China Taxation,” dividends paid by us may be subject to PRC withholding tax. For U.S. federal income tax purposes, the amount of the dividend income will include any amounts withheld in respect of PRC withholding tax. Subject to applicable limitations that vary depending upon the U.S. Holder’s circumstances and the discussion below regarding certain Treasury regulations, PRC taxes withheld from dividend payments (at a rate not exceeding the applicable rate provided in the Treaty if the U.S. Holder is eligible for Treaty benefits) generally will be creditable against a U.S. Holder’s U.S. federal income tax liability.

The rules governing foreign tax credits are complex, and U.S. Holders should consult their tax advisers regarding the creditability of foreign taxes in their particular circumstances. For example, Treasury regulations provide that, in the absence of an election to apply the benefits of an applicable income tax treaty, in order for non-U.S. income taxes to be creditable, the relevant non-U.S. income tax rules must be consistent with certain U.S. federal income tax principles, and we have not determined whether the PRC income tax system meets this requirement. In lieu of claiming a credit, a U.S. Holder may elect to deduct creditable PRC taxes in computing its taxable income, subject to applicable limitations. An election to deduct foreign taxes instead of claiming foreign tax credits applies to all creditable foreign taxes paid or accrued in the relevant taxable year.

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

As described in “—People’s Republic of China Taxation,” gains on the sale of ADSs or Class A ordinary shares may be subject to PRC taxes. Under the Code, capital gains of U.S. persons are generally treated as U.S.-source income. However, a U.S. Holder may be able to elect to treat the gain as foreign-source income under the Treaty and claim foreign tax credit in respect of any PRC tax on dispositions. Treasury regulations generally preclude a U.S. Holder from claiming a foreign tax credit with respect to PRC income taxes on gains from dispositions of ADSs or Class A ordinary shares unless the U.S. Holder is eligible for, and elects to apply, the benefits of the Treaty. It is possible that any PRC taxes on disposition gains that are not creditable may either be deductible or reduce the amount realized on the disposition. The rules governing foreign tax credits and deductibility of foreign taxes are complex. U.S. Holders should consult their tax advisers regarding the consequences of the imposition of any PRC tax on disposition gains, including the Treaty’s resourcing rule, any reporting requirements with respect to a Treaty-based return position and the creditability or deductibility of the PRC tax on disposition gains in their particular circumstances (including any applicable limitations).

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

Based on the composition of our income and assets and the value of our assets, including goodwill, which is based on the price of the ADSs, we believe that we were not a PFIC for our 2022 taxable year. However, our PFIC status for any taxable year is an annual determination that will depend on the composition of our income and assets and the value of our assets from time to time (which may be determined, in part, by reference to the market price of the ADSs, which has been volatile). Because we hold a substantial amount of cash and financial investments, fluctuations in the market price of our ADSs could cause us to become a PFIC for the current or any future taxable year if the value of our assets (including goodwill) is determined by reference to our market capitalization. Moreover, it is not entirely clear how the contractual arrangements between us and the VIEs will be treated for purposes of the PFIC rules, and we may be or become a PFIC if the VIEs are not treated as owned by us for these purposes. In addition, the extent to which our goodwill should be characterized as an active asset is not entirely clear. In addition, the composition of our income and assets may change over time. For these reasons, there can be no assurance that we will not be a PFIC for any taxable year.

If we were a PFIC for any taxable year and any entity in which we own or are deemed to own equity interests (including our subsidiaries and the VIEs) were also a PFIC (any such entity, a “Lower-tier PFIC”), U.S. Holders would be deemed to own a proportionate amount (by value) of the shares of each Lower-tier PFIC and would be subject to U.S. federal income tax according to the rules described in the next paragraph on (i) certain distributions by a Lower-tier PFIC and (ii) dispositions of shares of Lower-tier PFICs, in each case as if the U.S. Holders held such shares directly, even though the U.S. Holders did not receive any proceeds of those distributions or dispositions.

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

Alternatively, if we were a PFIC and if the ADSs were “regularly traded” on a “qualified exchange,” a U.S. Holder could make a mark-to-market election with respect to the ADSs that would result in tax treatment different from the general tax treatment for PFICs described in the preceding paragraph. The ADSs would be treated as regularly traded for any calendar year in which more than a de minimis quantity of the ADSs were traded on a qualified exchange on at least 15 days during each calendar quarter. The NYSE, on which the ADSs are listed, is a qualified exchange for this purpose. If a U.S. Holder makes a mark-to-market election, the U.S. Holder generally will recognize as ordinary income any excess of the fair market value of the ADSs at the end of each taxable year over their adjusted tax basis, and will recognize an ordinary loss in respect of any excess of the adjusted tax basis of the ADSs over their fair market value at the end of the taxable year (but only to the extent of the net amount of income previously included as a result of the mark-to-market election). If a U.S. Holder makes the election, the U.S. Holder’s tax basis in the ADSs will be adjusted to reflect the income or loss amounts recognized. Any gain recognized on the sale or other disposition of ADSs in a year in which we are a PFIC will be treated as ordinary income, and any loss will be treated as an ordinary loss (but only to the extent of the net amount of income previously included as a result of the mark-to-market election, with any excess treated as capital loss). If a U.S. Holder makes the mark-to-market election, distributions paid on ADSs will be treated as discussed under “—Taxation of Distributions” above. U.S. Holders should consult their tax advisers regarding the availability and advisability of making a mark-to-market election in their particular circumstances. In particular, U.S. Holders should consider carefully the impact of a mark-to-market election with respect to their ADSs given that we may have Lower-tier PFICs for which a mark-to-market election may not be available.

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

10.I. Subsidiary Information.

Not applicable.

10.J. Annual Report to Seucirt Holders

Not applicable.

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

Inflation risk

Since our inception, inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2020, 2021 and 2022 were increases of 0.2%, 1.5% and 1.8%, respectively. Although we have not in the past been materially affected by inflation since our inception, we can provide no assurance that we will not be affected in the future by higher rates of inflation in China.

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

From time to time, the depositary may make payments to us to reimburse us for costs and expenses generally arising out of establishment and maintenance of the ADS program, waive fees and expenses for services provided to us by the depositary or share revenue from the fees collected from ADS holders. In 2020, 2021 and 2022, we received nil, US$0.2 million and nil, after deduction of applicable U.S. taxes, from the depositary for our expenses incurred in connection with investor relationship programs related to the ADS facility. In performing its duties under the deposit agreement, the depositary may use brokers, dealers, foreign currency dealers or other service providers that are owned by or affiliated with the depositary and that may earn or share fees, spreads or commissions.

The depositary may convert currency itself or through any of its affiliates and, in those cases, acts as principal for its own account and not as agent, adviser, broker or fiduciary on behalf of any other person and earns revenue, including, without limitation, transaction spreads, that it will retain for its own account. The revenue is based on, among other things, the difference between the exchange rate assigned to the currency conversion made under the deposit agreement and the rate that the depositary or its affiliate receives when buying or selling foreign currency for its own account. The depositary makes no representation that the exchange rate used or obtained in any currency conversion under the deposit agreement will be the most favorable rate that could be obtained at the time or that the method by which that rate will be determined will be the most favorable to ADS holders, subject to the depositary’s obligations under the deposit agreement. The methodology used to determine exchange rates used in currency conversions is available upon request.

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

Based upon that evaluation, our management has concluded that, as of December 31, 2022, our disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our Chief Executive Officer and vice president of finance, to allow timely decisions regarding required disclosure.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. As required by Rule 13a-15(c) of the Exchange Act, our management conducted an evaluation of our company’s internal control over financial reporting as of December 31, 2022 based on the framework in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management concluded that our internal control over financial reporting was effective as of December 31, 2022.

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

Attestation Report of the Registered Public Accounting Firm

PricewaterhouseCoopers Zhong Tian LLP has audited the effectiveness of our internal control over financial reporting as of December 31, 2022 as stated in its report, which appears on page F-2 of this annual report on Form 20-F.

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

	Year Ended December 31,
	2021	2022
	RMB	RMB

	(in thousands)
Services
Audit Fees(1)	8,500	8,200
Other Fees(2)	2,832	150

Total	11,332	8,350

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

On August 31, 2021, our controlling shareholder, NetEase, Inc. adopted a share purchase program of up to US$50.0 million of our outstanding ADSs for a period not to exceed 36 months beginning on September 2, 2021 (the “2021 Share Purchase Program”). Under the terms of this program, NetEase may purchase our ADSs in open-market transactions on the New York Stock Exchange. The purchase program may be suspended or discontinued by NetEase at any time. As of March 31, 2023, a total of approximately 2.7 million ADSs have been purchased under this program. The table below is a summary of the shares purchased under this program from April 1, 2022 to March 31, 2023. All shares were purchased in the open market pursuant to the share purchase program announced on August 31, 2021.

	Total Number of ADSs Purchased	Average Price Paid Per ADS	Total Number of ADSs Purchased as Part of the Publicly Announced Plan	Approximate Dollar Value of ADSs that May Yet Be Purchased Under the Plan
Period
April 2022	190,000	7.18	190,000	34,561,951
May 2022	199,500	5.86	199,500	33,392,270
June 2022	199,500	5.44	199,500	32,307,760
July 2022	190,000	4.71	190,000	31,413,404
August 2022	218,500	5.03	218,500	30,315,346
September 2022	198,750	5.15	198,750	29,292,721
October 2022	198,170	4.20	198,170	28,459,451
November 2022	152,000	3.56	152,000	27,918,203
December 2022	—	—	—	27,918,203

	Total Number of ADSs Purchased	Average Price Paid Per ADS	Total Number of ADSs Purchased as Part of the Publicly Announced Plan	Approximate Dollar Value of ADSs that May Yet Be Purchased Under the Plan
January 2023	—	—	—	27,918,203
February 2023	—	—	—	27,918,203
March 2023	—	—	—	27,918,203

Total	1,546,420	5.18	1,546,420

On November 17, 2022, our board of directors authorized us to adopt a share repurchase program for up to US$20.0 million of our Class A ordinary shares (including in the form of ADSs) during a period of up to 36 months (the “2022 Share Repurchase Program”). Repurchases under the company’s share repurchase program, if adopted, may be made from time to time on the open market at prevailing market prices, in open-market transactions, privately negotiated transactions or block trades, and/or through other legally permissible means, depending on market conditions and in accordance with the applicable rules and regulations. The timing and conditions of the share repurchases will be subject to various factors including the requirements under Rule 10b-18 and Rule 10b5-1 of the Securities Exchange Act of 1934, as amended. As of March 31, 2023, a total of approximately 1.8 million Class A ordinary shares had been purchased under this program.

The table below is a summary of the shares purchased under this program from November 17, 2022 to March 31, 2023. All shares were purchased in the open market pursuant to the share purchase program announced on November 17, 2022.

	Total Number of ADSs Purchased	Average Price Paid Per ADS	Total Number of ADSs Purchased as Part of the Publicly Announced Plan	Approximate Dollar Value of ADSs that May Yet Be Purchased Under the Plan
Period
November 2022	221,437	3.82	221,437	19,154,878
December 2022	952,749	5.30	952,749	14,101,857
January 2023	580,825	7.06	580,825	10,000,002
February 2023	—	—	—	10,000,002
March 2023	—	—	—	10,000,002

Total	1,755,011	5.70	1,755,011

ITEM 16.F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16.G.	CORPORATE GOVERNANCE

As a Cayman Islands exempted company listed on the NYSE, we are subject to corporate governance listing standards of NYSE. However, NYSE rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the NYSE corporate governance listing standards. We currently intend to follow Cayman Islands corporate governance practices in lieu of the corporate governance requirements of the NYSE that listed companies must have a majority of independent directors and that the audit committee consist of at least three members. In addition, we relied on home country practice exemption with respect to Section 3.02.00 of the NYSE Listed Company Manual, which requires a NYSE-listed company to hold an annual shareholders’ meeting during each fiscal year, and we did not hold an annual shareholders’ meeting in 2022. To the extent that we choose to follow home country practice in the future, our shareholders may be afforded less protection than they otherwise would enjoy under NYSE corporate governance listing standards applicable to U.S. domestic issuers. See “Item 3. Key Information—3.D. Risk Factors—Risks Related to Our Class A Ordinary Shares and Our ADSs—As an exempted company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the NYSE corporate governance listing standards. These practices may afford less protection to shareholders than they would enjoy if we complied fully with the NYSE corporate governance listing standards.”

ITEM 16.H.	MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16.I.	DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

On May 26, 2022, we were conclusively identified by the SEC under the HFCAA as having filed audit reports issued by a registered public accounting firm that cannot be inspected or investigated completed by the PCAOB in connection with our filing of our annual report on the Form 20-F for the fiscal year ended December 31, 2021. Our registered public accounting firm is headquartered in mainland China.

As of the date of this annual report and to our best knowledge:

(i).

none of the Company’s shares are owned by governmental entities in the jurisdiction in which it is incorporated or otherwise organized and none of the shares of our material operating entities are owned by governmental entities in mainland China;

(ii).

none of the governmental entities in the applicable foreign jurisdiction with respect to our registered public accounting firm have a controlling financial interest in us or any of our material operating entities;

(iii).	none of the members of our board of directors or the board of directors of our material operating entities is an official of the Chinese Communist Party; and

(iv).

the currently effective Articles of Association of our company or equivalent organizing documents of our material operating entities do not contain any charter of the Chinese Communist Party, including the text of any such articles or organizing documents.

ITEM 16J.	INSIDER TRADING POLICIES

Not Applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18.	FINANCIAL STATEMENTS

The consolidated financial statements of Youdao, Inc. are included at the end of this annual report.

ITEM 19.	EXHIBITS

Exhibit Number	Description of Document

1.1	Fourth Amended and Restated Memorandum and Articles of Association of the Registrant, as currently in effect (incorporated herein by reference to Exhibit 3.2 to the registration statement on Form F-1 (File No. 333-234009), as amended, initially filed with the SEC on September 30, 2019)

2.1	Form of American Depositary Receipt (included in Exhibit 2.3)

2.2	Registrant’s Specimen Certificate for Class A Ordinary Shares (incorporated herein by reference to Exhibit 4.2 to the registration statement on Form F-1 (File No. 333-234009), as amended, initially filed with the SEC on October 15, 2019)

2.3	Form of Deposit Agreement among the Registrant, the depositary and holders of the American Depositary Shares (incorporated herein by reference to Exhibit 4.3 to the registration statement on Form F-1 (File No. 333-234009), as amended, initially filed with the SEC on October 15, 2019)

2.4	Description of Registrant’s Securities (incorporated herein by reference to Exhibit 2.4 to the annual report on Form 20-F (File No. 001-39087), filed with the SEC on April 29, 2020)

4.1	The First Amended and Restated 2015 Share Incentive Plan (incorporated herein by reference to Exhibit 10.1 to the registration statement on Form F-1 (File No. 333-234009), as amended, initially filed with the SEC on September 30, 2019)

4.2*	The 2023 Share Incentive Plan

4.3	Form of Indemnification Agreement with the Registrant’s directors (incorporated herein by reference to Exhibit 10.2 to the registration statement on Form F-1 (File No. 333-234009), as amended, initially filed with the SEC on September 30, 2019)

4.4	Form of Employment Agreement between the Registrant and an executive officer of the Registrant (incorporated herein by reference to Exhibit 10.3 to the registration statement on Form F-1 (File No. 333-234009), as amended, initially filed with the SEC on September 30, 2019)

4.5	Shareholders Agreement by and among the Registrant, NetEase, Inc. and certain other parties named therein amended and restated as of September 25, 2019 (incorporated herein by reference to Exhibit 10.4 to the registration statement on Form F-1 (File No. 333-234009), as amended, initially filed with the SEC on September 30, 2019)

4.6	Subscription Agreement for Series A Preferred Shares by and among the Registrant, TH EDU CAPITAL FUND I LP, NetEase, Inc., Net Depth Holdings, Inc. dated April 12, 2018 (incorporated herein by reference to Exhibit 10.5 to the registration statement on Form F-1 (File No. 333-234009), as amended, initially filed with the SEC on September 30, 2019)

4.7	Subscription Agreement for Series A Preferred Shares by and among the Registrant, GOOD SPIRIT LIMITED, NetEase, Inc., Net Depth Holdings, Inc. dated April 12, 2018 (incorporated herein by reference to Exhibit 10.6 to the registration statement on Form F-1 (File No. 333-234009), as amended, initially filed with the SEC on September 30, 2019)

Exhibit Number	Description of Document

4.8	Cooperation Agreement dated July 1, 2015 between NetEase Youdao Information Technology (Beijing) Co., Ltd. and Beijing NetEase Youdao Computer System Co., Ltd. (incorporated herein by reference to Exhibit 10.7 to the registration statement on Form F-1 (File No. 333-234009), as amended, initially filed with the SEC on September 30, 2019)

4.9	Shareholder Voting Right Trust Agreement dated September 26, 2016 between NetEase Youdao Information Technology (Beijing) Co., Ltd. and William Lei Ding (incorporated herein by reference to Exhibit 10.8 to the registration statement on Form F-1 (File No. 333-234009), as amended, initially filed with the SEC on September 30, 2019)

4.10	Loan Agreement dated September 26, 2016 between William Lei Ding and NetEase Youdao Information Technology (Beijing) Co., Ltd. (incorporated herein by reference to Exhibit 10.9 to the registration statement on Form F-1 (File No. 333-234009), as amended, initially filed with the SEC on September 30, 2019)

4.11	Equity Pledge Agreement dated September 26, 2016 between William Lei Ding and NetEase Youdao Information Technology (Beijing) Co., Ltd. (incorporated herein by reference to Exhibit 10.10 to the registration statement on Form F-1 (File No. 333-234009), as amended, initially filed with the SEC on September 30, 2019)

4.12	Exclusive Purchase Option Agreement dated September 26, 2016 among William Lei Ding, NetEase Youdao Information Technology (Beijing) Co., Ltd. and Beijing NetEase Youdao Computer System Co., Ltd. (incorporated herein by reference to Exhibit 10.11 to the registration statement on Form F-1 (File No. 333-234009), as amended, initially filed with the SEC on September 30, 2019)

4.13	Operating Agreement dated September 26, 2016 among NetEase Youdao Information Technology (Beijing) Co., Ltd., Beijing NetEase Youdao Computer System Co., Ltd. and William Lei Ding (incorporated herein by reference to Exhibit 10.12 to the registration statement on Form F-1 (File No. 333-234009), as amended, initially filed with the SEC on September 30, 2019)

4.14	Shareholder Voting Right Trust Agreement dated November 20, 2017 between NetEase Youdao Information Technology (Beijing) Co., Ltd. and Feng Zhou (incorporated herein by reference to Exhibit 10.13 to the registration statement on Form F-1 (File No. 333-234009), as amended, initially filed with the SEC on September 30, 2019)

4.15	Loan Agreement dated November 20, 2017 between Feng Zhou and NetEase Youdao Information Technology (Beijing) Co., Ltd. (incorporated herein by reference to Exhibit 10.14 to the registration statement on Form F-1 (File No. 333-234009), as amended, initially filed with the SEC on September 30, 2019)

4.16	Equity Pledge Agreement dated November 20, 2017 between Feng Zhou and NetEase Youdao Information Technology (Beijing) Co., Ltd. (incorporated herein by reference to Exhibit 10.15 to the registration statement on Form F-1 (File No. 333-234009), as amended, initially filed with the SEC on September 30, 2019)

4.17	Exclusive Purchase Option Agreement dated November 20, 2017 among NetEase Youdao Information Technology (Beijing) Co., Ltd., Feng Zhou and Beijing NetEase Youdao Computer System Co., Ltd. (incorporated herein by reference to Exhibit 10.16 to the registration statement on Form F-1 (File No. 333-234009), as amended, initially filed with the SEC on September 30, 2019)

4.18	Operating Agreement dated November 20, 2017 among NetEase Youdao Information Technology (Beijing) Co., Ltd., Beijing NetEase Youdao Computer System Co., Ltd. and Feng Zhou (incorporated herein by reference to Exhibit 10.17 to the registration statement on Form F-1 (File No. 333-234009), as amended, initially filed with the SEC on September 30, 2019)

4.19	Cooperation Agreement dated January 18, 2019, between NetEase Youdao Information Technology (Beijing) Co., Ltd. and Hangzhou NetEase Linjiedian Education Technology Co., Ltd. (incorporated herein by reference to Exhibit 10.18 to the registration statement on Form F-1 (File No. 333-234009), as amended, initially filed with the SEC on September 30, 2019)

4.20	Shareholder Voting Right Trust Agreement dated March 25, 2019 between NetEase Youdao Information Technology (Beijing) Co., Ltd. And William Lei Ding (incorporated herein by reference to Exhibit 10.19 to the registration statement on Form F-1 (File No. 333-234009),as amended, initially filed with the SEC on September 30, 2019)

4.21	Loan Agreement dated March 25, 2019 between William Lei Ding and NetEase Youdao Information Technology (Beijing) Co., Ltd. (incorporated herein by reference to Exhibit 10.20 to the registration statement on Form F-1 (File No. 333-234009), as amended, initially filed with the SEC on September 30, 2019)

Exhibit Number	Description of Document

4.22	Equity Pledge Agreement dated March 25, 2019 between William Lei Ding and NetEase Youdao Information Technology (Beijing) Co., Ltd. (incorporated herein by reference to Exhibit 10.21 to the registration statement on Form F-1 (File No. 333-234009), as amended, initially filed with the SEC on September 30, 2019)

4.23	Exclusive Purchase Option Agreement dated March 25, 2019 among William Lei Ding, NetEase Youdao Information Technology (Beijing) Co., Ltd. and Hangzhou NetEase Linjiedian Education Technology Co., Ltd. (incorporated herein by reference to Exhibit 10.22 to the registration statement on Form F-1 (File No. 333-234009), as amended, initially filed with the SEC on September 30, 2019)

4.24	Operating Agreement dated March 25, 2019 among NetEase Youdao Information Technology (Beijing) Co., Ltd., Hangzhou NetEase Linjiedian Education Technology Co., Ltd. and William Lei Ding (incorporated herein by reference to Exhibit 10.23 to the registration statement on Form F-1 (File No. 333-234009), as amended, initially filed with the SEC on September 30, 2019)

4.25	Shareholder Voting Right Trust Agreement dated March 25, 2019 between NetEase Youdao Information Technology (Beijing) Co., Ltd. and Feng Zhou (incorporated herein by reference to Exhibit 10.24 to the registration statement on Form F-1 (File No. 333-234009), as amended, initially filed with the SEC on September 30, 2019)

4.26	Loan Agreement dated March 25, 2019 between Feng Zhou and NetEase Youdao Information Technology (Beijing) Co., Ltd. (incorporated herein by reference to Exhibit 10.25 to the registration statement on Form F-1 (File No. 333-234009), as amended, initially filed with the SEC on September 30, 2019)

4.27	Equity Pledge Agreement dated March 25, 2019 between Feng Zhou and NetEase Youdao Information Technology (Beijing) Co., Ltd. (incorporated herein by reference to Exhibit 10.26 to the registration statement on Form F-1 (File No. 333-234009), as amended, initially filed with the SEC on September 30, 2019)

4.28	Exclusive Purchase Option Agreement dated March 25, 2019 among NetEase Youdao Information Technology (Beijing) Co., Ltd., Feng Zhou and Hangzhou NetEase Linjiedian Education Technology Co., Ltd. (incorporated herein by reference to Exhibit 10.27 to the registration statement on Form F-1 (File No. 333-234009), as amended, initially filed with the SEC on September 30, 2019)

4.29	Operating Agreement dated March 25, 2019 among NetEase Youdao Information Technology (Beijing) Co., Ltd., Hangzhou NetEase Linjiedian Education Technology Co., Ltd. and Feng Zhou (incorporated herein by reference to Exhibit 10.28 to the registration statement on Form F-1 (File No. 333-234009), as amended, initially filed with the SEC on September 30, 2019)

4.30	Asset Transfer Agreement (for the transfer of certain fix assets, trademarks and copyrights) dated April 30, 2019 by and between NetEase (Hangzhou) Network Co., Ltd. and NetEase Youdao Information Technology (Hangzhou) Co., Ltd. (incorporated herein by reference to Exhibit 10.29 to the registration statement on Form F-1 (File No. 333-234009), as amended, initially filed with the SEC on September 30, 2019)

4.31	Asset Transfer Agreement (for the transfer of certain patents and software copyright) dated April 30, 2019 by and between NetEase (Hangzhou) Network Co., Ltd. and NetEase Youdao Information Technology (Hangzhou) Co., Ltd. (incorporated herein by reference to Exhibit 10.30 to the registration statement on Form F-1 (File No. 333-234009), as amended, initially filed with the SEC on September 30, 2019)

4.32	Domain Name Transfer Agreement dated April 30, 2019 by and between Guangzhou NetEase Computer System Co., Ltd. and Beijing NetEase Youdao Computer System Co., Ltd. (incorporated herein by reference to Exhibit 10.31 to the registration statement on Form F-1(File No. 333-234009), as amended, initially filed with the SEC on September 30, 2019)

4.33	Domain Name Transfer Agreement dated April 30, 2019 by and between NetEase (Hangzhou) Network Co., Ltd. and Beijing NetEase Youdao Computer System Co., Ltd. (incorporated herein by reference to Exhibit 10.32 to the registration statement on Form F-1 (File No. 333-234009), as amended, initially filed with the SEC on September 30, 2019)

4.34	Entrusted Loan Agreement dated December 19, 2014 among NetEase Youdao Information Technology (Beijing) Co., Ltd., NetEase (Hangzhou) Network Co., Ltd. and Huamao sub-branch of China Construction Bank (Beijing) Co., Ltd. (incorporated herein by reference to Exhibit 10.33 to the registration statement on Form F-1 (File No. 333-234009), as amended, initially filed with the SEC on September 30, 2019)

Exhibit Number	Description of Document

4.35	Master Transaction Agreement dated September 27, 2019 between NetEase, Inc. and the Registrant (incorporated herein by reference to Exhibit 10.34 to the registration statement on Form F-1 (File No. 333-234009), as amended, initially filed with the SEC on September 30, 2019)

4.36	Transitional Services Agreement dated September 27, 2019 between NetEase, Inc. and the Registrant (incorporated herein by reference to Exhibit 10.35 to the registration statement on Form F-1 (File No. 333-234009), as amended, initially filed with the SEC on September 30, 2019)

4.37	Non-Competition Agreement dated September 27, 2019 between NetEase, Inc. and the Registrant (incorporated herein by reference to Exhibit 10.36 to the registration statement on Form F-1 (File No. 333-234009), as amended, initially filed with the SEC on September 30, 2019)

4.38	Cooperation Framework Agreement dated September 27, 2019 between NetEase, Inc. and the Registrant (incorporated herein by reference to Exhibit 10.37 to the registration statement on Form F-1 (File No. 333-234009), as amended, initially filed with the SEC on September 30, 2019)

4.39	Intellectual Property License Agreement dated September 27, 2019 between NetEase, Inc. and the Registrant (incorporated herein by reference to Exhibit 10.38 to the registration statement on Form F-1 (File No. 333-234009), as amended, initially filed with the SEC on September 30, 2019)

4.40	Subscription Agreement for Class A Ordinary Shares in connection with the Concurrent Private Placement by and between the Registrant and Orbis Emerging Markets Equity Fund (Australia Registered) dated September 30, 2019 (incorporated herein by reference to Exhibit 10.39 to the registration statement on Form F-1 (File No. 333-234009), as amended, initially filed with the SEC on September 30, 2019)

4.41	Subscription Agreement for Class A Ordinary Shares in connection with the Concurrent Private Placement by and between the Registrant and Orbis Institutional Emerging Markets Equity L.P. dated September 30, 2019 (incorporated herein by reference to Exhibit 10.40 to the registration statement on Form F-1 (File No. 333-234009), as amended, initially filed with the SEC on September 30, 2019)

4.42	Subscription Agreement for Class A Ordinary Shares in connection with the Concurrent Private Placement by and between the Registrant and Orbis SICAV Emerging Markets Equity Fund dated September 30, 2019 (incorporated herein by reference to Exhibit 10.41 to the registration statement on Form F-1 (File No. 333-234009), as amended, initially filed with the SEC on September 30, 2019)

4.43	Subscription Agreement for Class A Ordinary Shares in connection with the Concurrent Private Placement by and between the Registrant and Orbis SICAV Global Equity Fund dated September 30, 2019 (incorporated herein by reference to Exhibit 10.42 to the registration statement on Form F-1 (File No. 333-234009), as amended, initially filed with the SEC on September 30, 2019)

4.44	Subscription Agreement for Class A Ordinary Shares in connection with the Concurrent Private Placement by and between the Registrant and Orbis Global Equity Fund (Australia Registered) dated September 30, 2019 (incorporated herein by reference to Exhibit 10.43 to the registration statement on Form F-1 (File No. 333-234009), as amended, initially filed with the SEC on September 30, 2019)

4.45	Subscription Agreement for Class A Ordinary Shares in connection with the Concurrent Private Placement by and between the Registrant and Orbis Global Equity LE Fund (Australia Registered) dated September 30, 2019 (incorporated herein by reference to Exhibit 10.44 to the registration statement on Form F-1 (File No. 333-234009), as amended, initially filed with the SEC on September 30, 2019)

4.46	Subscription Agreement for Class A Ordinary Shares in connection with the Concurrent Private Placement by and between the Registrant and Orbis Institutional Global Equity L.P. dated September 30, 2019 (incorporated herein by reference to Exhibit 10.45 to the registration statement on Form F-1 (File No. 333-234009), as amended, initially filed with the SEC on September 30, 2019)

4.47	Subscription Agreement for Class A Ordinary Shares in connection with the Concurrent Private Placement by and between the Registrant and Orbis Global Equity Fund Limited dated September 30, 2019 (incorporated herein by reference to Exhibit 10.46 to the registration statement on Form F-1 (File No. 333-234009), as amended, initially filed with the SEC on September 30, 2019)

Exhibit Number	Description of Document

4.48	Subscription Agreement for Class A Ordinary Shares in connection with the Concurrent Private Placement by and between the Registrant and Orbis Institutional Funds Limited dated September 30, 2019 (incorporated herein by reference to Exhibit 10.47 to the registration statement on Form F-1 (File No. 333-234009), as amended, initially filed with the SEC on September 30, 2019)

4.49	Subscription Agreement for Class A Ordinary Shares in connection with the Concurrent Private Placement by and between the Registrant and Orbis OEIC dated September 30, 2019 (incorporated herein by reference to Exhibit 10.48 to the registration statement on Form F-1(File No. 333-234009), as amended, initially filed with the SEC on September 30, 2019)

4.50†	Facility agreement of a revolving loan facility of US$300 million between NetEase, Inc. as lender and Youdao, Inc. as borrower dated April 1, 2021 (incorporated herein by reference to Exhibit 4.49 to the annual report on Form 20-F (File No. 001-39087), filed with the SEC on April 28, 2022)

4.51*†	Cooperation Agreement dated January 1, 2022 between NetEase Youdao Information (Hangzhou) Co., Ltd. and Youdao (Guangzhou) Computer System Co., Ltd.

4.52*†	Shareholder Voting Right Trust Agreement dated January 1, 2022 between NetEase Youdao Information (Hangzhou) Co., Ltd. and Feng Zhou

4.53*†	Loan Agreement dated January 1, 2022 between Feng Zhou and NetEase Youdao Information Technology (Hangzhou) Co., Ltd.

4.54*†	Equity Pledge Agreement dated January 1, 2022 between Feng Zhou and NetEase Youdao Information Technology (Hangzhou) Co., Ltd.

4.55*†	Exclusive Purchase Option Agreement dated January 1, 2022 among Feng Zhou, NetEase Youdao Information Technology (Hangzhou) Co., Ltd. and Youdao (Guangzhou) Computer System Co., Ltd.

4.56*†	Operating Agreement dated January 1, 2022 among NetEase Youdao Information Technology (Hangzhou) Co., Ltd., Youdao (Guangzhou) Computer System Co., Ltd. and Feng Zhou

4.57*†	Shareholder Voting Right Trust Agreement dated January 1, 2022 between NetEase Youdao Information (Hangzhou) Co., Ltd. And Yinghui Wu

4.58*†	Loan Agreement dated January 1, 2022 between Yinghui Wu and NetEase Youdao Information Technology (Hangzhou) Co., Ltd.

4.59*†	Equity Pledge Agreement dated January 1, 2022 between Yinghui Wu and NetEase Youdao Information Technology (Hangzhou) Co., Ltd.

4.60*†	Exclusive Purchase Option Agreement dated January 1, 2022 among Yinghui Wu, NetEase Youdao Information Technology (Hangzhou) Co., Ltd. and Youdao (Guangzhou) Computer System Co., Ltd.

4.61*†	Operating Agreement dated January 1, 2022 among NetEase Youdao Information Technology (Hangzhou) Co., Ltd., Youdao (Guangzhou) Computer System Co., Ltd. and Yinghui Wu

8.1*	Principal Subsidiaries and the VIEs of the Registrant

11.1	Code of Business Conduct and Ethics of the Registrant (as amended) ((incorporated herein by reference to Exhibit 99.1 to the registration statement on Form F-1(File No. 333-234009), as amended, initially filed with the SEC on September 30, 2019)

12.1*	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification by Principal Accounting Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	Certification by Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	Certification by Principal Accounting Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Tian Yuan Law Firm

15.2*	Consent of Maples and Calder (Hong Kong) LLP

15.3*	Consent of PricewaterhouseCoopers Zhong Tian LLP, Independent Registered Public Accounting Firm

Exhibit Number	Description of Document

15.4**	Submission under Item 16I(a) of Form 20-F in relation to the Holding Foreign Companies Accountable Act

101.INS*	XBRL Instance Document—this instance document does not appear on the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document

101.SCH*	XBRL Taxonomy Extension Schema Document

101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*	Filed herewith
**	Furnished herewith
†	Portions of this exhibit have been omitted in reliance of the revised Item 601 of Regulation S-K.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Youdao, Inc.

By:	/s/ Feng Zhou
	Name:	Feng Zhou
	Title:	Chief Executive Officer

Date: April 27, 2023

Report of Independent Registered Public Accounting Firm
To the Board of Directors and Shareholders of Youdao, Inc.
Opinions on the Financial Statements and Internal Control over Financial Reporting
We have audited the accompanying consolidated balance sheets of Youdao, Inc. and its subsidiaries (the “Company”) as of December 31, 2022 and 2021, and the related consolidated statements of operations and comprehensive loss, of changes in shareholders’ equity/(deficit) and of cash flows for each of the three years in the period ended December 31, 2022, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.
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
Estimate of average learning period for different courses of the customers for recognition of tutoring services revenue
As described in Note 2(q) to the consolidated financial statements, the Company recognized RMB2.9 billion of revenues from tutoring services for the year ended December 31, 2022. Revenues of online live streaming courses and online pre-recorded
video courses are recognized ratably over the estimated average learning period of the customers. Management considered the average period that customers typically spend on the courses and other learning behavior patterns to arrive at the best estimate for the estimated learning period for each course. Significant management assumptions applied to average learning period for different courses for recognition of tutoring services revenue include the estimated learning time customers spend on the courses, the expected number of times customers will take the courses and the similarities between newly-launched courses and existing courses.
The principal considerations for our determination that performing procedures relating to the estimate of average learning period for different courses for recognition of tutoring services revenue is a critical audit matter are the significant judgment made by management in developing this estimate, which in turn led to a high degree of auditor judgment, and effort in performing procedures to evaluate the reasonableness of the significant assumptions used by management, related to the estimated learning time customers spend on the courses, the expected number of times customers will take the courses and the similarities between newly-launched courses and existing courses.
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
Beijing, the People’s Republic of China
April 27, 2023

We have served as the Company’s auditor since 2019.

YOUDAO, INC.
CONSOLIDATED BALANCE SHEETS
(Amounts in thousands, except for share and per share data)

	As of December 31,
	2021	2022	2022
	RMB	RMB	US$
			Note 2(f)
ASSETS
Current assets:
Cash and cash equivalents	322,777	783,611	113,613
Time deposits	268	273	40
Restricted cash (Note 2(j))	749,770	873	127
Short-term investments	503,831	232,152	33,659
Accounts receivable, net	248,339	405,139	58,740
Inventories	255,411	232,260	33,675
Amounts due from NetEase Group	6,192	7,888	1,144
Prepayment and other current assets	182,577	207,777	30,124
Assets held for sale (Note 2(c))	497	—	—

Total current assets	2,269,662	1,869,973	271,122

Non-current assets:
Property, equipment and software, net	80,315	92,116	13,356
Operating lease right-of-use assets, net	118,104	78,405	11,368
Long-term investments	32,518	90,703	13,151
Goodwill (Note 5)	109,944	109,944	15,940
Other assets, net	22,436	35,015	5,075
Assets held for sale (Note 2(c))	1,088	—	—

Total non-current assets	364,405	406,183	58,890

Total assets	2,634,067	2,276,156	330,012

LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ DEFICIT
Current liabilities:
Accounts payables (including amounts of the consolidated VIEs without recourse to the primary beneficiaries of RMB45,756 and RMB49,305 as of December 31, 2021 and 2022, respectively)	161,006	282,354	40,937
Payroll payable (including amounts of the consolidated VIEs without recourse to the primary beneficiaries of RMB11,873 and RMB10,803 as of December 31, 2021 and 2022, respectively)	277,383	266,340	38,616
Amounts due to NetEase Group (including amounts of the consolidated VIEs without recourse to the primary beneficiaries of RMB23,984 and RMB7,538 as of December 31, 2021 and 2022, respectively)	83,041	68,809	9,976
Contract liabilities (including amounts of the consolidated VIEs without recourse to the primary beneficiaries of RMB1,011,734 and RMB1,017,029 as of December 31, 2021 and 2022, respectively)	1,065,639	1,067,285	154,742
Taxes payable (including amounts of the consolidated VIEs without recourse to the primary beneficiaries of RMB4,072 and RMB19,516 as of December 31, 2021 and 2022, respectively)	53,323	50,908	7,381
Accrued liabilities and other payables (including amounts of the consolidated VIEs without recourse to the primary beneficiaries of RMB65,547 and RMB122,758 as of December 31, 2021 and 2022, respectively)	515,567	564,922	81,907
Short-term loans from NetEase Group	878,000	878,000	127,298

Total current liabilities	3,033,959	3,178,618	460,857

YOUDAO, INC.
CONSOLIDATED BALANCE SHEETS (CONTINUED)
(Amounts in thousands, except for share and per share data)

	As of December 31,
	2021	2022	2022
	RMB	RMB	US$
			Note 2(f)
Non-current liabilities:
Long-term lease liabilities (including amounts of the consolidated VIEs without recourse to the primary beneficiaries of RMB15,803 and RMB22,565 as of December 31, 2021 and 2022, respectively)	73,070	43,635	6,326
Other non-current liabilities (including amounts of the consolidated VIEs without recourse to the primary beneficiaries of RMB nil and RMB4,498 as of December 31, 2021 and 2022, respectively)	2,411	8,832	1,281
Long-term loans from NetEase Group	255,028	522,345	75,733

Total non-current liabilities	330,509	574,812	83,340

Total liabilities	3,364,468	3,753,430	544,197

Commitments and contingencies (Note 19)
Mezzanine equity:
Redeemable noncontrolling interests (Note 5)	78,592	64,571	9,362

Total mezzanine equity	78,592	64,571	9,362

Shareholders’ deficit:
Class A ordinary shares (US$0.0001 par value; 200,000,000 shares authorized; 34,979,425 shares issued and outstanding as of December 31, 2021; 34,446,977 shares issued and outstanding as of December 31, 2022)	24	24	3

Class B ordinary shares (US$0.0001 par value; 100,000,000 shares authorized; 88,288,360 shares issued and outstanding as of December 31, 2021 and 2022, respectively)	56	56	8
Additional paid-in capital	3,913,946	3,993,026	578,934
Treasury stock (Note 14)	—	(42,330)	(6,137)
Accumulated deficit	(4,671,195)	(5,398,420)	(782,697)
Accumulated other comprehensive loss	(54,354)	(92,094)	(13,352)
Statutory reserves	4,456	4,649	674
Noncontrolling interests	(1,926)	(6,756)	(980)

Total shareholders’ deficit	(808,993)	(1,541,845)	(223,547)

Total liabilities, mezzanine equity and shareholders’ deficit	2,634,067	2,276,156	330,012

The accompanying notes are an integral part of the consolidated financial statements.

YOUDAO, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS
(Amounts in thousands, except for share and per share data)

	For the year ended December 31,
	2020	2021	2022	2022
	RMB	RMB	RMB	US$
				Note 2(f)
Net revenues: (include transactions with related parties of RMB29,293, RMB23,790 and RMB34,702 for the years ended December 31, 2020, 2021 and 2022, respectively)
Learning services	1,513,960	2,441,421	3,084,375	447,192
Smart devices	539,962	980,424	1,256,446	182,168
Online marketing services	472,884	593,949	672,361	97,483

Total net revenues	2,526,806	4,015,794	5,013,182	726,843

Cost of revenues: (include transactions with related parties of RMB115,231, RMB83,901 and RMB87,007 for the years ended December 31, 2020, 2021 and 2022, respectively)
Learning services	(716,504)	(980,700)	(1,172,703)	(170,025)
Smart devices	(355,970)	(618,925)	(765,641)	(111,008)
Online marketing services	(346,895)	(427,331)	(488,422)	(70,815)

Total cost of revenues	(1,419,369)	(2,026,956)	(2,426,766)	(351,848)

Gross profit	1,107,437	1,988,838	2,586,416	374,995

Operating expenses:
Sales and marketing expenses (include transactions with related parties of RMB11,670, RMB17,182 and RMB15,037 for the years ended December 31, 2020, 2021 and 2022, respectively)	(1,473,604)	(2,077,638)	(2,328,095)	(337,542)
Research and development expenses (include transactions with related parties of RMB24,699, RMB32,839 and RMB49,550 for the years ended December 31, 2020, 2021 and 2022, respectively)	(372,184)	(607,373)	(803,791)	(116,538)
General and administrative expenses (include transactions with related parties of RMB11,887, RMB9,264 and RMB11,501 for the years ended December 31, 2020, 2021 and 2022, respectively)	(113,106)	(190,297)	(229,210)	(33,232)
Impairment of intangible assets from business combination (Note 5)	—	(56,778)	—	—

Total operating expenses	(1,958,894)	(2,932,086)	(3,361,096)	(487,312)

Loss from operations	(851,457)	(943,248)	(774,680)	(112,317)
Interest income	25,524	18,780	12,908	1,871
Interest expense (include interest expense charged by related parties of RMB31,215, RMB31,644 and RMB45,607 for the years ended December 31, 2020, 2021 and 2022, respectively)	(31,215)	(31,644)	(45,607)	(6,612)
Others, net (Note 15)	61,052	36,673	81,445	11,808

Loss before tax	(796,096)	(919,439)	(725,934)	(105,250)
Income tax expenses	(2,929)	(6,648)	(13,844)	(2,007)

Net loss from continuing operations	(799,025)	(926,087)	(739,778)	(107,257)
Net loss from discontinued operations	(954,327)	(100,267)	(6,105)	(885)

Net loss	(1,753,352)	(1,026,354)	(745,883)	(108,142)
Net loss attributable to noncontrolling interests	563	30,699	18,851	2,733

Net loss attributable to ordinary shareholders of the Company	(1,752,789)	(995,655)	(727,032)	(105,409)

Including:
Net loss from continuing operations attributable to ordinary shareholders of the Company	(798,462)	(895,388)	(720,927)	(104,524)
Net loss from discontinued operations attributable to ordinary shareholders of the Company	(954,327)	(100,267)	(6,105)	(885)

YOUDAO, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS (CONTINUED)
(Amounts in thousands, except for share and per share data)

	For the year ended December 31,
	2020	2021	2022	2022
	RMB	RMB	RMB	US$
				Note 2(f)
Net loss	(1,753,352)	(1,026,354)	(745,883)	(108,142)
Other comprehensive loss:
Foreign currency translation adjustment	(32,531)	(7,296)	(37,740)	(5,472)

Total other comprehensive loss	(32,531)	(7,296)	(37,740)	(5,472)

Total comprehensive loss	(1,785,883)	(1,033,650)	(783,623)	(113,614)
Comprehensive loss attributable to noncontrolling interests	563	30,699	18,851	2,733

Comprehensive loss attributable to ordinary shareholders of the Company	(1,785,320)	(1,002,951)	(764,772)	(110,881)

Net loss per ordinary share/ADS
Basic	(15.53)	(8.18)	(5.88)	(0.85)
-Continuing operations	(7.07)	(7.36)	(5.83)	(0.84)
-Discontinued operations	(8.46)	(0.82)	(0.05)	(0.01)
Diluted	(15.53)	(8.18)	(5.88)	(0.85)
-Continuing operations	(7.07)	(7.36)	(5.83)	(0.84)
-Discontinued operations	(8.46)	(0.82)	(0.05)	(0.01)

Weighted average number of ordinary shares/ADSs
Basic	112,864,452	121,650,907	123,597,604	123,597,604
Diluted	112,864,452	121,650,907	123,597,604	123,597,604
The accompanying notes are an integral part of the consolidated financial statements.

YOUDAO, INC.
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY/(DEFICIT)
(Amounts in thousands, except for share data)

	Class A ordinary shares		Class B ordinary shares		Additional paid-in capital	Statutory reserves	Accumulated deficit	Accumulated other comprehensive loss	Noncontrolling interests	Total shareholders’ equity/(deficit)
	Shares	Amount RMB	Shares	Amount RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2020	22,635,396	16	89,132,360	56	2,232,841	1,786	(1,920,081)	(14,527)	936	301,027
Loss for the year	—	—	—	—	—	—	(1,752,789)	—	(563)	(1,753,352)
Share issuance pursuant to incentive plan	2,961,710	2	—	—	37,604	—	—	—	—	37,606
Share-based compensation expenses	—	—	—	—	41,578	—	—	—	—	41,578
Deemed distribution to NetEase (Note 20)	—	—	—	—	(2,060)	—	—	—	—	(2,060)
Noncontrolling interests arising from business combination (Note 5)	—	—	—	—	—	—	—	—	624	624
Foreign currency translation adjustment	—	—	—	—	—	—	—	(32,531)	—	(32,531)
Appropriation to statutory reserves	—	—	—	—	—	1,164	(1,164)	—	—	—

Balance as of December 31, 2020	25,597,106	18	89,132,360	56	2,309,963	2,950	(3,674,034)	(47,058)	997	(1,407,108)

YOUDAO, INC.
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY/(DEFICIT) (CONTINUED)
(Amounts in thousands, except for share data)

	Class A ordinary shares			Class B ordinary shares			Additional paid-in capital	Statutory reserves	Accumulated deficit	Accumulated other comprehensive loss	Noncontrolling interests	Total shareholders’ deficit
	Shares	Amount RMB		Shares	Amount RMB		RMB	RMB	RMB	RMB	RMB	RMB
Balance as of December 31, 2020	25,597,106	18		89,132,360	56		2,309,963	2,950	(3,674,034)	(47,058)	997	(1,407,108)
Loss for the year	—	—		—	—		—	—	(995,655)	—	(2,923)	(998,578)
Share issuance pursuant to incentive plan	1,538,319	1		—	—		24,549	—	—	—	—	24,550
Share issuance upon follow-on offering, net of issuance cost (Note 13)	7,000,000	5		—	—		1,498,622	—	—	—	—	1,498,627
Share-based compensation expenses	—	—		—	—		84,983	—	—	—	—	84,983
Conversion of Class B shares into Class A shares	844,000		*	(844,000)		*	—	—	—	—	—	—
Deemed distribution to NetEase (Note 20)	—	—		—	—		(4,171)	—	—	—	—	(4,171)
Foreign currency translation adjustment	—	—		—	—		—	—	—	(7,296)	—	(7,296)
Appropriation to statutory reserves	—	—		—	—		—	1,506	(1,506)	—	—	—

Balance as of December 31, 2021	34,979,425	24		88,288,360	56		3,913,946	4,456	(4,671,195)	(54,354)	(1,926)	(808,993)

*	Less than 1.

YOUDAO, INC.
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY/(DEFICIT) (CONTINUED)
(Amounts in thousands, except for share data)

	Class A ordinary shares		Class B ordinary shares		Additional paid-in capital	Treasury stock		Statutory reserves	Accumulated deficit	Accumulated other comprehensive loss	Noncontrolling interests	Total shareholders’ deficit
	Shares	Amount RMB	Shares	Amount RMB	RMB	Shares	Amount RMB	RMB	RMB	RMB	RMB	RMB
Balance as of December 31, 2021	34,979,425	24	88,288,360	56	3,913,946	—	—	4,456	(4,671,195)	(54,354)	(1,926)	(808,993)
Loss for the year	—	—	—	—	—	—	—	—	(727,032)	—	(4,830)	(731,862)
Share issuance pursuant to incentive plan	641,738	*	—	—	10,101	—	—	—	—	—	—	10,101
Repurchase of ADSs (Note 14)	—	—	—	—	—	(1,174,186)	(42,330)	—	—	—	—	(42,330)
Share-based compensation expenses	—	—	—	—	68,979	—	—	—	—	—	—	68,979
Foreign currency translation adjustment	—	—	—	—	—	—	—	—	—	(37,740)	—	(37,740)
Appropriation to statutory reserves	—	—	—	—	—	—	—	193	(193)	—	—	—

Balance as of December 31, 2022	35,621,163	24	88,288,360	56	3,993,026	(1,174,186)	(42,330)	4,649	(5,398,420)	(92,094)	(6,756)	(1,541,845)

*	Less than 1.
The accompanying notes are an integral part of the consolidated financial statements.

YOUDAO, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Amounts in thousands)

	For the year ended December 31,
	2020	2021	2022	2022
	RMB	RMB	RMB	US$
				Note 2(f)
Cash flows from operating activities:
Net loss	(1,753,352)	(1,026,354)	(745,883)	(108,142)
Net loss from discontinued operations	(954,327)	(100,267)	(6,105)	(885)
Depreciation and amortization	15,462	30,098	42,213	6,120
Share-based compensation	36,425	72,201	70,709	10,252
Fair value changes of short-term investments	(873)	668	(626)	(91)
Allowance/(Reversal) for expected credit losses	12,120	(4,523)	6,863	995
(Reversal)/Provision of allowance for inventory	(3,162)	10,176	3,149	457
Impairment of long-term investments	—	7,000	10,300	1,493
Impairment of intangible assets from business combination (Note 5)	—	56,778	—	—
Remeasured loss from previously held interest (Note 15)	—	2,456	—	—
Deferred income taxes (Note 10)	—	(8,963)	—	—
Unrealized exchange losses/(gains)	16,252	1,391	(952)	(138)
Others	879	3,048	6,223	902
Changes in operating assets and liabilities, net of acquisitions:
Accounts receivable	(80,057)	24,841	(163,475)	(23,702)
Inventories	(54,647)	(146,709)	20,002	2,900
Prepayment and other current assets	(120,778)	25,880	9,173	1,329
Amounts due from NetEase Group	10,849	(2,111)	(1,696)	(246)
Operating lease right-of-use assets	9,901	29,022	33,906	4,916
Other assets	(6,670)	(6,327)	(11,860)	(1,720)
Contract liabilities	545,814	115,462	9,281	1,346
Accounts payables	78,629	12,453	121,348	17,594
Payroll payable	68,249	85,423	19,468	2,823
Taxes payable	28,842	(2,156)	(2,415)	(350)
Accrued liabilities and other payables	249,703	34,344	75,843	10,996
Amounts due to NetEase Group	17,044	11,640	(14,232)	(2,063)
Long-term lease liabilities	(33,351)	(47,939)	(23,642)	(3,428)
Other non-current liabilities	(1,474)	(1,632)	(1,214)	(176)

Net cash used in continuing operating activities	(9,868)	(623,566)	(531,412)	(77,048)
Net cash used in discontinued operating activities	(311,694)	(722,844)	(71,711)	(10,397)

Net cash used in operating activities	(321,562)	(1,346,410)	(603,123)	(87,445)

YOUDAO, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)
(Amounts in thousands)

	For the year ended December 31,
	2020	2021	2022	2022
	RMB	RMB	RMB	US$
				Note 2(f)
Cash flows from investing activities:
Purchases of short-term investments	(1,683,000)	(779,500)	(1,258,223)	(182,425)
Proceeds of maturities of short-term investments	1,220,000	860,000	1,530,528	221,906
Placements of time deposits	(20,663)	(897,916)	(273)	(40)
Proceeds from maturities of time deposits	1,327,451	907,759	268	39
Cash paid for business combinations, net of cash acquired (Note 5)	(6,398)	43,216	—	—
Loans to third parties	—	—	(36,500)	(5,292)
Repayment of loans from third part ies	—	—	10,500	1,522
Purchase of intangible assets	—	(596)	(1,100)	(159)
Purchases of property, equipment and software	(30,770)	(63,477)	(68,657)	(9,954)
Proceeds from disposal of property, equipment and software	925	2,114	1,418	206
Impact on cash and cash equivalents from an entity disposed	—	(1,521)	—	—
Payment for long-term investments	(40,490)	(27,380)	(52,138)	(7,559)

Net cash provided by continuing investing activities	767,055	42,699	125,823	18,244
Net cash (used in)/provided by discontinued investing activities	(6,084)	4,375	—	—

Net cash provided by investing activities	760,971	47,074	125,823	18,244

Cash flows from financing activities:
Proceeds from the issuance of follow-on offering shares, net of issuance cost (Note 13)	—	1,498,627	—	—
Payment of offering expenses	(7,909)	—	—	—
Proceeds from long-term loans from NetEase Group	—	257,522	225,941	32,758
Cash paid for repurchase of Youdao’s ADSs	—	—	(50,700)	(7,351)
Proceeds from issuance of ordinary shares pursuant to incentive plan	34,468	27,564	9,408	1,364

Net cash provided by financing activities*	26,559	1,783,713	184,649	26,771

Effect of exchange rate changes on cash, cash equivalents and restricted cash	(30,097)	(21,029)	4,588	665

Net increase/(decrease) in cash, cash equivalents and restricted cash	435,871	463,348	(288,063)	(41,765)
Cash, cash equivalents and restricted cash at the beginning of the year	173,328	609,199	1,072,547	155,505

Cash, cash equivalents and restricted cash at the end of the year	609,199	1,072,547	784,484	113,740

*	There was no financing activity from discontinued operations.

YOUDAO, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)
(Amounts in thousands)

	For the year ended December 31,
	2020	2021	2022	2022
	RMB	RMB	RMB	US$
				Note 2(f)
Supplemental disclosures of cash flow information:
Cash paid for income tax expenses	8,372	9,686	9,415	1,365
Cash paid for interest expense	28,597	28,567	39,412	5,714
Non-cash investing and financing activities:
Unpaid consideration for business combination (Note 12)	—	5,129	—	—
Changes in accrued liabilities and other payables related to property, equipment and software addition	7,068	5,531	5,690	825
Receivable from agent for issuance of ordinary shares pursuant to incentive plan	3,138	—	693	100
The accompanying notes are an integral part of the consolidated financial statements.

YOUDAO, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except for share and per share data unless otherwise stated)
1. Operations
(a) Principal activities
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
premium services and others.
As of December 31, 2022, the Company’s major subsidiaries and consolidated VIEs are as follows:

	Place and year of incorporation	Percentage of economic ownership	Principal activities
Subsidiaries
Youdao (Hong Kong) Limited	Hong Kong, China, 2016	100%	Holding company
Youdao Education Technology (Hong Kong) Limited	Hong Kong, China, 2021	100%	Providing sales of smart devices
NetEase Youdao Information Technology (Beijing) Co., Ltd. (“Youdao Information”)	Beijing, China, 2006	100%	Providing sales of smart devices and solutions, technical support to the VIEs
NetEase Youdao Information Technology (Hangzhou) Co., Ltd. (“Youdao Hangzhou”)	Hangzhou, China, 2019	100%	Providing technical support to the VIEs
NetEase Youdao (Hangzhou) Smart Technology Co., Ltd. (“Youdao Smart Technology”)	Hangzhou, China, 2021	100%	Providing sales of smart devices

	Place and year of incorporation	Percentage of beneficial interests	Principal activities
VIEs

Beijing NetEase Youdao Computer System Co., Ltd. (“Youdao Computer”)	Beijing, China, 2007	100%	Providing online learning services as well as online marketing services
Hangzhou NetEase Linjiedian Education Technology Co., Ltd. (“Linjiedian Education”)	Hangzhou, China, 2019	100%	Providing online learning services
Youdao (Guangzhou) Computer System Co., Ltd. (“Youdao Guangzhou Computer”)	Guangzhou, China, 2021	100%	Providing online learning services

YOUDAO, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts in thousands, except for share and per share data unless otherwise stated)

1. Operations (Continued)

(b) VIE arrangements
i) Contracts that give the Company the power to direct activities of the VIEs
Current PRC laws and regulations impose certain restrictions or prohibitions on foreign ownership of companies that engage in value-added telecommunication services and certain other businesses. Youdao Information and Youdao Hangzhou, the PRC subsidiaries, are considered foreign-invested enterprises. To comply with the foregoing restrictions imposed by PRC laws and regulations on foreign investments, the Group conduct a significant portion of businesses in China through Youdao Computer, Linjiedian Education and Youdao Guangzhou Computer, the VIEs in the PRC, based on a series of contractual arrangements between the Company’s subsidiaries and the VIEs and their respective shareholders.
The following is a summary of the contractual arrangements by and among Youdao Information, Youdao Computer and the shareholders of Youdao Computer. The contractual arrangements with the other VIEs and their respective shareholders, except for the cooperation agreements, are substantially similar to the corresponding contractual arrangements as discussed below.
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

YOUDAO, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts in thousands, except for share and per share data unless otherwise stated)

1. Operations (Continued)

(b) VIE arrangements (Continued)

i) Contracts that give the Company the power to direct activities of the VIEs (Continued)

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
ii) Contracts that enable the Company to receive substantially all of the economic benefits from the VIEs
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

YOUDAO, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts in thousands, except for share and per share data unless otherwise stated)

1. Operations (Continued)

(b) VIE arrangements (Continued)

ii) Contracts that enable the Company to receive substantially all of the economic benefits from the VIEs (Continued)

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
Youdao Computer has agreed to share a portion of its monthly income (after tax and expenses) with Youdao Information in accordance with certain formulas as specified in the Youdao Computer Cooperation Agreement. The agreement was effective from July 1, 2015 and will continue to be effective unless it is terminated, in case of a material breach of the agreement, by written notice of the non-breaching
party.
Linjiedian Education and Youdao Information entered into a cooperation agreement, or the Linjiedian Education Cooperation Agreement, on January 18, 2019, pursuant to which Youdao Information has agreed to provide the following services to Linjiedian Education:

•	the development of computer software (including, but no limited to information management software and other technical software) and technical support and maintenance for computer software operation;

•	licensing of software, trademark, domains, technical secrets and other associated intellectual property rights; and

•	the provision of research and development services in relation to education courseware and teaching support services.
Linjiedian Education has agreed to share a portion of its monthly income (after tax and expenses) with Youdao Information in accordance with certain formulas as specified in the Linjiedian Education Cooperation Agreement. The agreement was effective from January 18, 2019 and will continue to be effective unless it is terminated, in case of a material breach of the agreement, by written notice of the non-breaching
party.
Youdao Guangzhou Computer and Youdao Hangzhou entered into a cooperation agreement, or the Youdao Guangzhou Computer Cooperation Agreement, on January 1, 2022, pursuant to which Youdao Hangzhou has agreed to provide the following services to Youdao Guangzhou Computer:

•	the development of computer software (including, but no limited to information management software and other technical software) and technical support and maintenance for computer software operation;

•	licensing of software, trademark, domains, technical secrets and other associated intellectual property rights; and

•	the provision of research and development services in relation to education courseware and teaching support services.

YOUDAO, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts in thousands, except for share and per share data unless otherwise stated)

1. Operations (Continued)

(b) VIE arrangements (Continued)

ii) Contracts that enable the Company to receive substantially all of the economic benefits from the VIEs (Continued)

Cooperation Agreements (Continued)

Youdao Guangzhou Computer has agreed to share a portion of its monthly income (after tax and expenses) with Youdao Hangzhou in accordance with certain formulas as specified in the Youdao Guangzhou Computer Cooperation Agreement. The agreement was effective from January 1, 2022 and will continue to be effective unless it is terminated, in case of a material breach of the agreement, by written notice of the non-breaching
party.
The VIEs has incurred RMB1,402.4 million, RMB2,221.2 million and RMB2,767.8 million service fees to Youdao Information and Youdao Hangzhou for the years ended December 31, 2020, 2021 and 2022, respectively.
iii) Risks in relation to VIE structure
The nominee shareholders of the VIEs are William Lei Ding, who is the chief executive officer, director and major shareholder of NetEase, the Company’s controlling shareholder, Feng Zhou, who is the Chief Executive Officer of the Group, and Yinghui Wu, who is the Vice President of the Group. The enforceability, and therefore the benefits, of the contractual agreements between the Company and the VIEs depend on these individuals enforcing the contracts. There is a risk that the benefits of ownership between the Company and the VIEs may not be aligned in the future. Given the significance and importance of the VIEs, there would be a significant negative impact to the Company if these contracts were not enforced. The Group’s operations depend on the VIEs to honour their contractual agreements with the Group and the Company’s ability to control the VIEs also depends on the authorization by the shareholders of the VIEs to exercise voting rights on all matters requiring shareholder approval in the VIEs. The Company believes that the agreements on authorization to exercise shareholder’s voting power are legally enforceable and the possibility that it will no longer be able to control and consolidate the VIEs as a result of the aforementioned risks and uncertainties is remote.
The Company believes that its contractual arrangements with the VIEs are in compliance with PRC (the People’s Republic of China) law and are legally enforceable. William Lei Ding, Feng Zhou and Yinghui Wu have no current interest in seeking to act contrary to the contractual arrangements. However, uncertainties in the PRC legal system could limit the Company’s ability to enforce these contractual arrangements and if William Lei Ding, Feng Zhou and Yinghui Wu were to reduce their interests in the Company, their interests may diverge from that of the Company and that may potentially increase the risk that they would seek to act contrary to the contractual terms, for example by influencing the VIEs not to pay the service fees when required to do so. If the VIEs or their respective shareholder fails to perform their respective obligations under the current contractual arrangements, the Company may have to incur substantial costs and expend significant resources to enforce those arrangements and rely on legal remedies under Chinese laws. Because of the limited volume of published decisions and their non-binding
nature, the interpretation and enforcement of these laws, rules and regulations involve substantial uncertainties. These uncertainties may impede the ability of the Company to enforce these contractual arrangements, or suffer significant delay or other obstacles in the process of enforcing these contractual arrangements and materially and adversely affect the results of operations and the financial position of the Company.

YOUDAO, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts in thousands, except for share and per share data unless otherwise stated)

1. Operations (Continued)

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
In accordance with VIE contractual agreements, the Company (1) could exercise all shareholder’s rights of the VIEs and has power to direct the activities that most significantly affects the economic performance of the VIEs, and (2) receive the economic benefits of the VIEs that could be significant to the VIEs. Accordingly, the Company was considered as ultimate primary beneficiary of the VIEs and had consolidated the VIEs’ financial results of operations, assets and liabilities in the Company’s consolidated financial statements. Therefore, the Company considers that there are no assets in the VIEs that can be used only to settle obligations of the VIEs, except for the registered capital of the VIEs amounting to approximately RMB15 million as of December 31, 2021 and 2022 as well as certain
non-distributable
statutory reserves amounting to approximately
 RMB5,457 and RMB5,650, respectively, as of December 31, 2021 and 2022. As the VIEs are incorporated as limited liability companies under the PRC Company Law, creditors do not have recourse to the general credit of the Company for the liabilities of the VIEs. There is currently no contractual arrangement that would require the Company to provide additional financial support to the VIEs. As the Group is conducting certain businesses in the PRC through the VIEs, the Group may provide additional financial support on a discretionary basis in the future, which could expose the Group to a loss.
There is no VIE in the Group where the Company or any subsidiary has a variable interest but is not the primary beneficiary.

YOUDAO, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts in thousands, except for share and per share data unless otherwise stated)

1. Operations (Continued)

(b) VIE arrangements (Continued)

iii) Risks in relation to VIE structure (Continued)

The following table sets forth the assets, liabilities, results of operations and cash flows of the VIEs and their subsidiaries taken as a whole, which were included in the Group’s consolidated financial statements:

	As of December 31,
	2021	2022
	RMB	RMB
Assets
Cash and cash equivalents	134,639	238,585
Restricted cash (Note 2(j))	749,770	873
Short-term investments	13,617	21,356
Accounts receivable, net	146,257	170,005
Inventories	48,477	52,958
Amounts due from NetEase Group and Youdao Group	442,286	1,393,994
Prepayment and other current assets	64,005	90,365
Assets held for sale	204	—

Total current assets	1,599,255	1,968,136

Property, equipment and software, net	3,244	5,525
Operating lease right-of-use assets, net	26,320	31,985
Goodwill	103,006	103,006
Other assets, net	36,405	73,119

Total non-current assets	168,975	213,635

Total assets	1,768,230	2,181,771

Liabilities
Accounts payables	45,756	49,305
Payroll payable	11,873	10,803
Amounts due to NetEase Group and Youdao Group	504,605	857,883
Contract liabilities	1,011,734	1,017,029
Taxes payable	4,072	19,516
Accrued liabilities and other payables	65,547	122,758

Total current liabilities	1,643,587	2,077,294

Long-term lease liabilities	15,803	22,565
Other non-current liabilities	—	4,498

Total non-current liabilities	15,803	27,063

Total liabilities	1,659,390	2,104,357

YOUDAO, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts in thousands, except for share and per share data unless otherwise stated)

1. Operations (Continued)

(b) VIE arrangements (Continued)

iii) Risks in relation to VIE structure (Continued)

	For the year ended December 31,
	2020	2021	2022
	RMB	RMB	RMB
Net revenues:
Third-party net revenues	1,792,962	2,750,610	3,505,470
Other intra-Group net revenues	552	941	10,512

Total net revenues	1,793,514	2,751,551	3,515,982

Cost and expenses:
Third-party cost and expenses	(421,814)	(561,272)	(759,964)
Intra-Group cost and expenses related to technical consulting and related services	(1,402,371)	(2,221,199)	(2,767,812)
Other intra-Group cost and expenses	(1,107)	(10,673)	(2,685)

Total cost and expenses	(1,825,292)	(2,793,144)	(3,530,461)

Net income/(loss) from continuing operations	20,483	(58,520)	(31,539)

	For the year ended December 31,
	2020	2021	2022
	RMB	RMB	RMB
Cash flows from operating activities:
Net cash provided by transactions with external parties	3,034,716	3,278,167	2,950,638
Net cash used in transactions with intra-Group companies related to technical consulting and related services	(3,098,831)	(2,409,300)	(2,944,165)
Net cash provided by/(used in) other transactions with intra-Group companies	1,613	(699)	(589,142)

Net cash (used in)/provided by operating activities	(62,502)	868,168	(582,669)

Cash flows from investing activities:
Net cash provided by/(used in) transactions with external parties	65,510	8,550	(62,282)

Net cash provided by/(used in) investing activities	65,510	8,550	(62,282)

YOUDAO, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts in thousands, except for share and per share data unless otherwise stated)

1. Operations (Continued)

Liquidity
The Group incurred net losses of RMB1,753.4 million, RMB1,026.4 million and RMB745.9 million for the years ended December 31, 2020, 2021 and 2022, respectively. Net cash used in operating activities was RMB321.6 million, RMB1,346.4 million and RMB603.1 million for the years ended December 31, 2020, 2021 and 2022, respectively. Accumulated deficit was RMB4.7 billion and RMB5.4 billion as of December 31, 2021 and 2022, respectively. As of December 31, 2022, the Group was in a net current liability position of RMB1,308.6 million. The Group assesses its liquidity by its ability to generate cash from operating activities and attract additional capital and/or finance funding.
Historically, the Group has relied principally on both operational sources of cash and non-operational
sources of financing from NetEase Group and investors to fund its operations and business development. The Group’s ability to continue as a going concern is dependent on management’s ability to successfully execute its business plan, which includes increasing revenues while controlling operating expenses, as well as, generating operational cash flows and continuing to gain support from outside sources of financing. The Group has been continuously receiving financing support from NetEase Group and according to the support letter signed by NetEase Group in April 2023, NetEase Group will continue to provide financial support in the next twenty-five months from the date of issuance of financial statement. Refer to Note 20 for details of the Group’s relationship with NetEase Group for financing activities. In October 2019, the Company has completed its IPO on the New York Stock Exchange (“NYSE”) and the concurrent private placement (the “CPP”) to certain investment funds managed by Orbis Investment Management Limited, raising the net proceeds of
US$88.2 million (or equivalent to RMB621.9 million) and US$125.0 million (or equivalent to RMB881.7 million), respectively. In February 2021, the Company completed a follow-on
offering of 7,000,000 ADSs with a total net proceeds of approximately US$231.6 million (or equivalent to RMB1,498.6 million) after deducting the underwriter commissions and relevant offering expenses. In April 2021, the Group entered into an agreement with NetEase to provide US$300.0 million of revolving facility loan to the Company. As of December 31, 2022, the Company had drawn down US$75.0 million under the facility with maturity dated March 31, 2024. Moreover, the Group can adjust the pace of its operation expansion and control the operating expenses. Based on the above considerations, the Group believes that funds from the equity financing and available loan facilities will be sufficient to meet the cash requirements to fund planned operations and other commitments for at least the next twelve months. The Group’s consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and liquidation of liabilities in the normal course of business.
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
Significant accounting estimates include, but are not limited to, determination of the learning period of the customers, fair value of assets and liabilities acquired in business combinations, allowances for expected credit losses, assessment for impairment of long-lived assets, intangible assets and goodwill, lower of cost and net realizable value of inventories, valuation allowance of deferred tax assets, valuation and recognition of share-based compensation expenses. Actual results could differ from those estimates and such differences may be material to the consolidated financial statements.
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
(f) Convenience translation
Translations of balances in the consolidated balance sheets, consolidated statements of operations and comprehensive loss and consolidated statements of cash flows from RMB into USD as of and for the year ended December 31, 2022 are solely for the convenience of the reader and were calculated at the rate of US$1.00 = RMB 6.8972, representing the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on December 30, 2022. No representation is made that the RMB amounts represent or could have been, or could be, converted, realized or settled into USD at that rate on December 31, 2022, or at any other rate.

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
Management regularly evaluates the impairment of the equity investments without readily determinable fair value and equity method investments at each balance sheet date, or more frequently if events or circumstances indicate that the carrying amount may not be recoverable. For investments without readily determinable fair values, management performs a qualitative assessment of impairment indicators. If considered impaired, management estimates the fair value of the investment, and records an impairment in the consolidated statements of operations and comprehensive loss to the extent the carrying amount exceeds the fair value. For equity method investments, management considers if the investment is impaired when events or circumstances suggest the carrying amount may not be recoverable, and recognizes any impairment charge in the consolidated statements of operations and comprehensive loss for a decline in value that is determined to be other than temporary. The Group recognized impairment losses on long-term investments of nil, RMB7,000, and RMB10,300 for the years ended December 31, 2020, 2021 and 2022, respectively (Note 15).

YOUDAO, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts in thousands, except for share and per share data unless otherwise stated)

2. Summary of Significant Accounting Policies (Continued)

(m) Inventories
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

YOUDAO, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts in thousands, except for share and per share data unless otherwise stated)

2. Summary of Significant Accounting Policies (Continued)

(p) Impairment of long-lived assets
Long-lived assets are evaluated for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will affect the future use of the assets) indicate that the carrying value of an asset may not be fully recoverable or that the useful life is shorter than the Group had originally estimated. When these events occur, the Group evaluates the impairment for the long-lived assets by comparing the carrying value of the assets to an estimate of future undiscounted cash flows expected to be generated from the use of the assets and their eventual disposition. If the sum of the expected future undiscounted cash flows is less than the carrying value of the assets, the Group recognizes an impairment loss based on the excess of the carrying value of the assets over the fair value of the assets. The Group recognized impairment losses on intangible assets from business combination of nil, RMB56,778, and nil for the years ended December 31, 2020, 2021 and 2022, respectively.
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
Disaggregation of net revenues
For the years ended December 31, 2020, 2021 and 2022, substantially all of the Group’s net revenues were generated in the PRC. The following table provides information about disaggregated revenue by types:

	For the year ended December 31,
	2020	2021	2022
	RMB	RMB	RMB
Learning services	1,513,960	2,441,421	3,084,375

Tutoring services	1,369,010	2,271,036	2,886,126
Fee-based premium services	144,950	170,385	198,249
Smart devices	539,962	980,424	1,256,446
Online marketing services	472,884	593,949	672,361

Total net revenues	2,526,806	4,015,794	5,013,182

YOUDAO, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts in thousands, except for share and per share data unless otherwise stated)

2. Summary of Significant Accounting Policies (Continued)

(q) Revenue recognition (Continued)

i) Learning services
Tutoring services
The Group offers various types of integrated learning services, which primarily cover a wide spectrum of topics and target people from broad age groups through its diverse offerings of tutoring courses and digital learning contents, foreign languages, professional and interest education services as well as IT computer skills, etc. The Group’s tutoring courses consist of online live streaming and other activities during the online live streaming period including teaching material, quiz banks, online chat rooms, summary of lessons after each class and interactions with both students and instructors. Once the online live streaming is completed, the Group also offers the customer a content playback service. With respect to the content playback service, the customer has unlimited access to previous live streaming courses for a specified period. The services of online live streaming, playback service, as well as the other activities provided mentioned above are highly interdependent and interrelated in the context of the contract and are only considered accessory services to the online live streaming courses and therefore are not distinct and are not sold standalone. Therefore, the Group’s tutoring courses are accounted for as a single performance obligation. This performance obligation is satisfied over the learning period of the customers. Accordingly, the Group recognizes the revenues ratably over the estimated average learning period for different courses. The Group considers the average period that customers typically spend time on the courses and other learning behavior patterns to arrive at the best estimate for the estimated learning period for each course based on the estimated learning time customers spend on the courses and the expected number of times customers will take the courses.
The Group’s tutoring courses also consist of online
pre-recorded
video services, revenues are recognized ratably over the estimated average learning period for different courses, similar with the online live streaming courses.
The Group also offers digital learning contents to customers which are delivered together with online live streaming courses and customized planning services. The customers can either stream the digital learning contents online or download and watch them offline. The downloadable digital learning contents, streaming services, online live streaming courses and customized planning services are considered as distinct performance obligations in the contract. The transaction price is generally collected in advance and allocated to each performance obligation in the contract based on the relative standalone selling prices. The Group recognizes the revenues of downloadable digital learning contents as the performance obligation is satisfied upon the time of delivery. The revenues of streaming services and customized planning services are recognized ratably over the service period. For online live streaming courses, the revenues are recognized ratably over the estimated average learning period.
The estimated weighted average duration of learning periods is approximately ranged from four to six months for the years ended December 31, 2020, 2021 and 2022 for both live streaming courses and pre-recorded
courses.
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

i) Learning services (Continued)

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
ii) Smart devices
The Group sells smart devices such as dictionary pens, translation devices to customers through retailers or distributors. The Group recognizes revenues when control of the goods is transferred to the customer, which generally occurs upon the delivery to the end customers or upon the delivery to distributors.
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
Deferred revenue is relating to the learning tuition, online marketing services and fee-based premium services with fees received from customers for which the Group’s revenue recognition criteria have not been met. Revenue recognized that was included in the deferred revenue balance at January 1, 2021 and January 1, 2022 amounted to RMB854,342 and RMB941,246
,
 respectively.
As of December 31, 2022, the aggregate amount of transaction price allocated to unsatisfied performance obligations is RMB1,021.0 million which includes deferred revenue balances and amounts to be invoiced and recognized as revenue in future periods. The Group expects to recognize RMB1,013.4 million as revenue over the next 12 months. This balance does not include an estimate for variable consideration arising from sales rebates to advertising service customers.
Refund liabilities represent the consideration collected by the Group which it expects to refund to its customers according to refund policy. Refund liabilities are estimated based on the historical refund ratio for each of the revenue streams. The refund liabilities were not material, as of December 31, 2021 and 2022. In the event that the actual amount of refund made exceeds the estimation, such excessive amount will be deducted from net revenues.
(r) Cost of revenues
Cost of revenues primarily consists of the revenue sharing and payroll expenses to instructors and tutors, traffic acquisition costs, content costs, servers and bandwidth service fees and other direct costs of providing these services as well as costs of smart devices sold.
(s) Sales and marketing expenses
Sales and marketing expenses mainly consist of marketing and promotional expenses, payroll related expenses and third-party service fee for outsourced sales and marketing functions. The Group expenses all advertising costs as incurred and classifies these costs under sales and marketing expenses. For the years ended December 31, 2020, 2021 and 2022, advertising expenses were RMB1,122.1 million, RMB1,393.3 million and RMB1,479.0 million, respectively.
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
(v) Employee benefits
PRC Contribution Plan
Full-time employees of the Group in the PRC participate in a government mandated defined contribution plan, pursuant to which certain pension benefits, medical care, employee housing fund and other welfare benefits are provided to the employees. Chinese labor regulations require that the PRC subsidiaries and the VIEs of the Group make contributions to the government for these benefits based on certain percentages of the employees’ salaries, up to a maximum amount specified by the local government. The Group has no legal obligation for the benefits beyond the contributions made. The total amounts of such employee benefit expenses, which were expensed as incurred, were approximately RMB68,002, RMB222,690 and RMB322,168 for the years ended December 31, 2020, 2021 and 2022, respectively.

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
Uncertain tax positions
In order to assess uncertain tax positions, the Group applies a more likely than not threshold and a two-step
approach for the tax position measurement and financial statement recognition. Under the two-step
approach, the first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not, that the position will be sustained, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount that is more than
50
% likely of being realized upon settlement. The Group recognizes interest and penalties, if any, under accrued expenses and other current liabilities on its consolidated balance sheets and under other expenses in its consolidated statements of operations and comprehensive loss. The Group did not have any significant unrecognized uncertain tax positions as of and for the years ended December 31, 2020, 2021 and 2022 nor did the Group recognize any related interest and penalties.
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
(y) Operating leases
The Group has operating leases primarily for office space. The determination of whether an arrangement is a lease or contains a lease is made at inception by evaluating whether the arrangement conveys the right to use an identified asset and whether the Group obtains substantially all of the economic benefits from and has the ability to direct the use of the asset. The Group elects not to recognize lease liabilities and associated right-of-use assets for leases with a term of twelve months or less (“short-term leases”). Variable lease payments are the payments made by a lessee to a lessor for the right to use an underlying asset that vary because of changes in facts or circumstances occurring after the commencement date, other than the passage of time. Variable lease payments are recorded in the period in which the obligation for the payment is incurred. Other operating leases are included in operating lease right-of-use
assets, accrued liabilities and other payables, and long-term lease liabilities on the consolidated balance sheets.
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
. Basic net loss per share is computed by dividing net loss attributable to ordinary shareholders, by the weighted average number of ordinary shares outstanding during the year. Diluted net loss per share is computed using the weighted average number of ordinary shares and potential ordinary shares outstanding during the period under treasury stock method. Potential ordinary shares include options to purchase ordinary shares and preferred shares, unless they were anti-dilutive. The computation of diluted net loss per share does not assume conversion, exercise, or contingent issuance of securities that would have an anti-dilutive effect (i.e. an increase in earnings per share amounts or a decrease in loss per share amounts) on net loss per share.
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
In June 2022, the FASB issued ASU
2022-03,
Fair Value Measurement (Topic 820): Fair Value Measurement of Equity Securities Subject to Contractual Sale Restrictions
, which clarifies that a contractual restriction on the sale of an equity security is not considered part of the unit of account of the equity security and, therefore, is not considered in measuring fair value. The amendments also clarify that an entity cannot, as a separate unit of account, recognize and measure a contractual sale restriction. This guidance also requires certain disclosures for equity securities subject to contractual sale restrictions. The new guidance is required to be applied prospectively with any adjustments from the adoption of the amendments recognized in earnings and disclosed on the date of adoption. This guidance is effective for fiscal years beginning after December 15, 2023, including interim periods within those fiscal years. Early adoption is permitted. The Group is currently evaluating the impact of the new guidance on the consolidated financial statements.

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
The following tables set forth the assets classified as held for sale and statement of operations of discontinued operations which were included in the Group’s consolidated financial statements:

	As of December 31,
	2021	2022
	RMB	RMB

Inventories	204	—
Prepayment and other current assets	293	—

Total current assets	497	—

Property, equipment and software, net	1,088	—

Total non-current assets	1,088	—

Total assets	1,585	—

	For the year ended December 31,
	2020	2021	2022
	RMB	RMB	RMB

Net revenues	640,709	1,338,563	—
Cost of revenues	(293,860)	(421,190)	(3,972)

Gross profit/(loss)	346,849	917,373	(3,972)

Operating expenses:
Sales and marketing expenses	(1,223,414)	(862,153)	—
Research and development expenses	(52,409)	(97,521)	(475)
General and administrative expenses	(25,353)	(57,966)	—

Total operating expenses	(1,301,176)	(1,017,640)	(475)

Loss from operations	(954,327)	(100,267)	(4,447)

Others, net	—	—	(1,658)

Net loss from discontinued operations	(954,327)	(100,267)	(6,105)

YOUDAO, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts in thousands, except for share and per share data unless otherwise stated)

4. Concentration and Risks
Financial instruments that potentially expose the Group to significant concentration of credit risk primarily consist of cash and cash equivalents, time deposits, restricted cash, short-term investments and accounts receivable. As of December 31, 2021 and 2022, substantially all of the Group’s cash and cash equivalents, time deposits, restricted cash and short-term investments were held in major financial institutions located in Mainland China and Hong Kong, which management considered being of high credit quality.
Accounts receivable are typically unsecured and are derived from revenues earned from reputable customers. There was one customer with a receivable balance exceeding 10%
of the total accounts receivable balance as of December 31, 2021 and 2022, respectively as follows. The risk with respect to accounts receivable is mitigated by credit evaluations the Group performs on its customers and its ongoing monitoring process of outstanding balances.

	As of December 31,
	2021	2022
Customer A	17%	*
Customer B	*	29%
There were no revenues from customers which individually represent greater than 10% of the total net revenues for the years ended December 31, 2020, 2021 and 2022. There was one instructor, through whom the Group’s net learning services revenue earned was more than 10% of the Group’s net learning services revenue for the years ended December 31, 2020, 2021 and 2022 respectively as follows:

	For the year ended December 31,
	2020	2021	2022

Instructor A	18%	*	*
Instructor B	*	16%	*
Instructor C	*	*	18%

*	The percentage was below 10% for the year.

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
Identifiable intangible assets:
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
The Group had unpaid consideration of RMB5,129 for the years ended December 31, 2021 and 2022, respectively.
Goodwill, which is
non-deductible
for tax purposes, is primarily attributable to the synergies expected to be achieved from the acquisitions.
Amortization expenses on intangible assets were RMB2,972 for the year ended December 31, 2021. The identified intangible assets were fully impaired and impairment losses were RMB56,778 for the year ended December 31, 2021.
The acquisition above did not have a material impact on the Group’s consolidated financial statements, and, therefore, pro forma disclosures have not been presented.

YOUDAO, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts in thousands, except for share and per share data unless otherwise stated)

5. Business Combinations (Continued)

The following sets forth the changes in the Group’s goodwill by segment:

Learning services
RMB
Balance as of December 31, 2019	—
Acquisition	6,938

Balance as of December 31, 2020	6,938
Acquisition	103,006

Balance as of December 31, 2021	109,944

Balance as of December 31, 2022	109,944

No impairment charge of goodwill was recognized for the years ended December 31, 2020, 2021 and 2022, respectively.
6. Accounts Receivable, Net
The following is a summary of accounts receivable as of December 31, 2021 and 2022:

	As of December 31,
	2021	2022
	RMB	RMB
Accounts receivable, net:
Accounts receivable	258,156	419,779
Allowance for expected credit losses:
Balance at the beginning of the year	(14,329)	(9,817)
Additional provision charged to expenses	667	(6,675)
Write-off	3,845	1,852
Balance at the end of the year	(9,817)	(14,640)

	248,339	405,139

YOUDAO, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts in thousands, except for share and per share data unless otherwise stated)

7. Prepayment and Other Current Assets
The following is a summary of prepayment and other current assets as of December 31, 2021 and 2022:

	As of December 31,
	2021	2022
	RMB	RMB
Deferred expenses for learning services	43,202	45,683
Prepayment for promotion fees	42,696	39,955
Prepayment for value-added taxes	38,315	31,765
Loans to third parties	—	26,424
Prepayment for content fees	9,543	8,785
Prepayment for share repurchases	—	8,370
Prepaid sales commission	2,263	8,277
Prepayment for technical support fees	—	7,762
Prepayment for rental expenses	7,247	2,213
Others	39,311	28,543

Total	182,577	207,777

8. Property, Equipment and Software, Net
Property, equipment and software, net as of December 31, 2021 and 2022 are as follows:

	As of December 31,
	2021	2022
	RMB	RMB
Servers and computers	84,425	135,740
Furniture, fixtures and office equipment	14,053	12,788
Leasehold improvements	38,120	35,674
Software and others	5,067	6,840

Total	141,665	191,042
Less: accumulated depreciation	(61,350)	(98,926)

Net book value	80,315	92,116

Depreciation expenses recognized for the years ended December 31, 2020, 2021 and 2022 were RMB13,853, RMB21,068 and RMB42,048, respectively.

YOUDAO, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts in thousands, except for share and per share data unless otherwise stated)

9. Leases
The Group has operating leases for office space, with lease terms from within one year to around ten years. Additionally, certain lease agreements with NetEase Group contain variable payments, which are determined based on actual NetEase Group’s spaces occupied by the Group and are expensed as incurred and not included in the operating lease assets and liabilities. A summary related to operating leases as of December 31, 2021 and 2022 is as follows:

	As of December 31,
	2021	2022
	RMB	RMB
Operating lease right-of-use assets, net	118,104	78,405

Operating lease liabilities - current	46,688	35,562
Operating lease liabilities - non-current	73,070	43,635

Total operating lease liabilities	119,758	79,197

Weighted average remaining lease term	3.6 years	3.0 years
Weighted average discount rate	3.99%	3.91%

	For the year ended December 31,
	2020	2021	2022
	RMB	RMB	RMB
Operating lease expenses	5,924	25,449	39,675
Short-term lease expenses	2,306	3,381	1,751
Variable lease expenses	31,684	24,008	28,659

Total lease expenses	39,914	52,838	70,085

Cash paid for amounts included in the measurement of operating lease liabilities	12,431	37,756	39,327
Right-of-use assets obtained in exchange for operating lease liabilities	91,893	85,731	24,574
Lease liabilities decrease due to early termination	—	44,469	30,368
A summary of maturity of operating lease liabilities under the Group’s non-cancelable
operating leases as of December 31, 2022 is as follows:

As of December 31, 2022
RMB
2023	42,322
2024	20,006
2025	10,692
2026	8,241
2027	2,533
Thereafter	1,000

Total operating lease liabilities	84,794

Less: interest	(5,597)

Present value of operating lease liabilities	79,197

YOUDAO, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts in thousands, except for share and per share data unless otherwise stated)

10. Taxation
(a) Sales tax
Pursuant to the provision regulation of the PRC on Value-added tax (“VAT”) and its implementation rules, the Company’s subsidiaries and VIEs are generally subject to VAT at a rate of 6% from revenues earned from services provided, 13% from sales of general goods or 9% from sales of electronic publications.
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
(b) Income tax
Composition of income tax
The following table presents the composition of income tax expenses for the years ended December 31, 2020, 2021 and 2022:

	For the year ended December 31,
	2020	2021	2022
	RMB	RMB	RMB
Current income tax expenses	2,929	15,611	13,844
Deferred tax benefit	—	(8,963)	—

Income tax expenses	2,929	6,648	13,844

Cayman Islands
Under the current laws of the Cayman Islands, the Company is not subject to tax on income or capital gain. Additionally, upon payments of dividends by the Company in the Cayman Islands to their shareholders, no Cayman Islands withholding tax will be imposed.
Hong Kong
The subsidiaries incorporated in Hong Kong were subject to Hong Kong profits tax at a rate of 16.5% for taxable income earned in Hong Kong before April 1, 2018. Starting from the financial year commencing on April 1, 2018, the two-tiered
profits tax regime took effect, under which the tax rate is 8.25% for assessable profits on the first HK$2 million and 16.5% for any assessable profits in excess of HK$2 million. The payments of dividends to th ei
r
 shareholders are not subject to withholding tax in Hong Kong.

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
for HNTE status every three years.
Youdao Information was qualified as an HNTE in 2015 initially and extended the qualification in 2018 and 2021, and hence subject to a preferential tax rate of 15% from 2015 to 2023. Beijing Lingshi Ruifeng Education Technology Co., Ltd. was qualified as an HNTE and hence subject to a preferential tax rate of 15% from 2020 to 2022. Youdao Hangzhou was qualified as an HNTE and hence subject to a preferential tax rate of 15% from 2022 to 2024. As of December 31, 2022, the entities mentioned above were all in accumulative deficit position.
All other PRC incorporated entities of the Group were subject to a 25% income tax rate for all the periods presented.
The following table presents a reconciliation of the differences between the statutory income tax rate and the Group’s effective income tax rate for the years ended December 31, 2020, 2021 and 2022:

	For the year ended December 31,
	2020	2021	2022
Statutory income tax rate	25%	25%	25%
Permanent differences	3%	3%	7%
Tax effect of preferential tax treatment and tax difference of statutory rate in other jurisdictions	(11%)	(9%)	(8%)
Change in valuation allowance	(17%)	(21%)	(26%)

Effective income tax rate	0%	(2%)	(2%)

(c) Deferred tax assets
The following table presents the tax impact of significant temporary differences that give rise to the deferred tax assets as of December 31, 2021 and 2022:

	As of December 31,
	2021	2022
	RMB	RMB
Deferred tax assets
Net operating tax loss carry forwards	382,409	498,506
Advertising and promotion expenses in excess of deduction limit	334,697	374,925
Payroll and expense accrued	99,007	109,686
Others	3,612	15,029
Less: valuation allowance	(819,725)	(998,146)

Total deferred tax assets, net	—	—

YOUDAO, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts in thousands, except for share and per share data unless otherwise stated)

10. Taxation (Continued)

(c) Deferred tax assets (Continued)

The following table sets forth the movement of the valuation allowances for deferred tax assets for the periods presented:

	For the year ended December 31,
	2021	2022
	RMB	RMB
Balance as of January 1	554,232	819,725
Change of valuation allowance	265,493	178,421

Balance as of December 31	819,725	998,146

The tax losses of the Group expire over different time intervals depending on local jurisdiction. Certain HNTE entity’s expiration period for tax losses has been extended from five years to ten years in 2018, other entities’ expiration period for tax losses maintains as five years. Tax losses of Company’s subsidiary incorporated in Hong Kong can be carried forward indefinitely to offset future taxable income. As of December 31, 2022, certain entities of the Group had net operating tax loss carry forwards as follows:

RMB
Loss expiring in 2023	139,448
Loss expiring in 2024	137,645
Loss expiring in 2025	112,456
Loss expiring in 2026	132,554
Loss expiring in 2027	216,719
Loss expiring in 2028	201,070
Loss expiring in 2029	234,168
Loss expiring in 2030	866,217
Loss expiring in 2031	662,490
Loss expiring in 2032	458,803

3,161,570

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

YOUDAO, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts in thousands, except for share and per share data unless otherwise stated)

10. Taxation (Continued)

(d) Withholding income tax (Continued)

To the extent that subsidiaries and VIEs of the Group have undistributed earnings, the Group will accrue appropriate expected withholding tax associated with repatriation of such undistributed earnings. As of December 31, 2021 and 2022, the Group did not record any withholding tax as the PRC entities were still in accumulated deficit position.
11. Taxes Payable
The following is a summary of taxes payable as of December 31, 2021 and 2022:

	As of December 31,
	2021	2022
	RMB	RMB
VAT payable	30,582	14,634
Withholding individual income taxes for employees	14,724	16,680
Enterprise income taxes payable	7,656	14,036
Others	361	5,558

Total	53,323	50,908

12. Accrued Liabilities and Other Payables
The following is a summary of accrued liabilities and other payables as of December 31, 2021 and 2022:

	As of December 31,
	2021	2022
	RMB	RMB
Accrued marketing expenses	173,944	204,064
Accrued liabilities for learning services and online marketing services	141,521	174,740
Operating lease liabilities-current portion	46,688	35,562
Accrued outside labor service fee	22,975	31,859
Accrued technical expenses	29,890	28,242
Warehousing and logistics fee	11,323	20,772
Accrued administrative expenses	26,717	20,338
Accrued professional fee	10,177	8,784
Payables for property, equipment and software	14,088	5,690
Unpaid consideration for business combination	5,129	5,129
Deferred government grant	11,503	—
Others	21,612	29,742

Total	515,567	564,922

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
As of December 31, 2021 and 2022, the Company had
123,267,785
and 122,735,337 ordinary shares issued and outstanding, respectively.
14. Share Repurchase Program
The Company accounts for repurchased ordinary shares under the cost method and includes such treasury stock as a component of the common shareholders’ equity. Cancellation of treasury stock is recorded as a reduction of ordinary shares, additional paid-in-capital
and retained earnings, as applicable. An excess of purchase price over par value is allocated to additional paid-in-capital
first with any remaining excess charged entirely to retained earnings. The cost of treasury stock reissued is determined using the weighted average method and recorded as a reduction of additional paid-in-capital.
In November 2022, the Company announced that its board of directors had approved a share purchase program of up to US$20.0 million of its Class A ordinary shares (including in the form of ADSs) during a period of up to 36 months beginning on November 23, 2022. Under the terms of this program, the Company may purchase its issued and outstanding ADSs in open-market transactions on the New York Stock Exchange. As of December 31, 2022, approximately 1.2 million ADSs had been purchased under this program for a total cost of US$5.9 million.

YOUDAO, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts in thousands, except for share and per share data unless otherwise stated)

15. Others, Net

	For the year ended December 31,
	2020	2021	2022
	RMB	RMB	RMB
Government grants	28,644	42,202	87,468
Foreign exchange (losses)/gains	(23,935)	(5,005)	4,051
Fair value changes of short-term investments	9,396	28,810	2,477
Impairment of long-term investments	—	(7,000)	(10,300)
Donation	(1,459)	(9,801)	(5,450)
VAT exemption due to the COVID-19 (Note 10)	51,889	(5,353)	—
Loss from lease termination	—	(2,809)	(1,168)
Remeasured loss from previously held interest (Note 5)	—	(2,456)	—
Others	(3,483)	(1,915)	4,367

Total	61,052	36,673	81,445

Government grants mainly refers to the input VAT super-credit. Pursuant to the China’s VAT reform, from April 1, 2019 to December 31, 2022, general tax payers engaged in providing production and daily life services, are allowed to claim an additional 10% and 15% super-credit on their input VAT (with the 15% rate applicable from October 1, 2019).
16. Share-based Compensation
The table below sets forth the allocation of share-based compensation expenses:

	For the year ended December 31,
	2020	2021	2022
	RMB	RMB	RMB
Cost of revenues	4,641	7,862	5,984
Sales and marketing expenses	4,821	10,521	12,669
Research and development expenses	19,738	33,775	30,578
General and administrative expenses	7,225	20,043	21,478

Total	36,425	72,201	70,709

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
The corresponding share-based compensation expenses were allocated to the Group based on grants to the Group’s employees, amounting to RMB2,682, RMB1,043 and RMB1,499 which is treated as deemed contribution from NetEase Group and recorded in additional paid-in
capital, for the years ended December 31, 2020, 2021 and 2022, respectively.
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
(b) Valuation
The Group uses binomial option pricing model to determine fair value of the share-based awards. The fair value of each option granted for the years ended December 31, 2020, 2021 and 2022 is estimated on the date of grant using the following assumptions:

	For the year ended December 31,
	2020	2021	2022
Expected volatility	48.90%-52.20%	52.40%-62.40%	74.30%-95.00%
Expected dividends yield	0%	0%	0%
Risk-free interest rate	0.30%-1.69%	0.58%-0.87%	1.74%-2.70%
Expected term (in years)	6	6	6
Fair value of underlying ordinary share (US$)	16.00-42.31	9.44-35.99	4.25-13.02
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

YOUDAO, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts in thousands, except for share and per share data unless otherwise stated)

16. Share-based Compensation (Continued)

Youdao Plan (Continued)

(b) Valuation (Continued)

The following table presents a summary of the Company’s options activities for the years ended December 31, 2020, 2021 and 2022:

	Number of options	Weighted average exercise price per share	Weighted average remaining contractual life	Aggregate intrinsic value
	(in thousands)	US$	Years	US$
Outstanding as of January 1, 2020	8,329	2.43	3.06	97,000
Granted	888	4.00
Exercised	(2,962)	1.84
Forfeited	(353)	3.14

Outstanding as of December 31, 2020	5,902	2.92	3.07	139,326

Granted	1,095	4.50
Exercised	(1,538)	2.45
Forfeited	(554)	3.75

Outstanding as of December 31, 2021	4,905	3.33	2.94	44,871

Granted	635	4.50
Exercised	(642)	2.40
Forfeited	(337)	3.90

Outstanding as of December 31, 2022	4,561	3.58	2.74	8,188

Vested and exercisable as of December 31, 2021	1,841	2.66	1.71	18,085
Vested and exercisable as of December 31, 2022	2,234	3.09	1.86	5,115
The weighted average grant date fair value of share options granted during the years ended December 31, 2020, 2021 and 2022 were US$23.37, US$23.30 and US$8.53, respectively. The total fair value of options vested during the years ended December 31, 2020, 2021 and 2022 were RMB11,087, RMB34,618 and RMB58,648 (US$8,503), respectively.
As of December 31, 2022, the unrecognized compensation expenses related to the options granted under the 2015 Plan was estimated to US$11,015 (RMB75,973) and is expected to be recognized through the remaining vesting period of each grant. As of December 31, 2022, the weighted average remaining vesting period was 2.29 years.

YOUDAO, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts in thousands, except for share and per share data unless otherwise stated)

17. Net Loss per Share
The following table sets forth the computation of basic and diluted net loss per share for the years ended December 31, 2020, 2021 and 2022:

	For the year ended December 31,
	2020	2021	2022
	RMB	RMB	RMB
Numerator:
Net loss from continuing operations attributable to ordinary shareholders of the Company	(798,462)	(895,388)	(720,927)
Net loss from discontinued operations attributable to ordinary shareholders of the Company	(954,327)	(100,267)	(6,105)

Net loss attributable to ordinary shareholders of the Company	(1,752,789)	(995,655)	(727,032)

Denominator:
Weighted average number of ordinary shares/ADSs outstanding, basic	112,864,452	121,650,907	123,597,604
Weighted average number of ordinary shares/ADSs outstanding, diluted	112,864,452	121,650,907	123,597,604

Net loss per share/ADS from continuing operations attributable to ordinary shareholders of the Company, basic	(7.07)	(7.36)	(5.83)

Net loss per share from discontinued operations attributable to ordinary shareholders of the Company, basic	(8.46)	(0.82)	(0.05)

Net loss per share/ADS, basic	(15.53)	(8.18)	(5.88)

Net loss per share/ADS from continuing operations attributable to ordinary shareholders of the Company, diluted	(7.07)	(7.36)	(5.83)

Net loss per share from discontinued operations attributable to ordinary shareholders of the Company, diluted	(8.46)	(0.82)	(0.05)

Net loss per share/ADS, diluted	(15.53)	(8.18)	(5.88)

Basic and diluted loss per share are computed using the weighted average number of ordinary shares/ADS outstanding during the period.
Options for the purchase of 6,363,378, 3,685,694 and 1,443,041 ordinary shares as of December 31, 2020, 2021 and 2022, respectively, were excluded from the computation of diluted net loss per share for the years then ended because of their anti-dilutive effect.

YOUDAO, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts in thousands, except for share and per share data unless otherwise stated)

18. Financial Instruments
Fair value
The following table sets forth the major financial instruments, measured at fair value, by level within the fair value hierarchy as of December 31, 2021 and 2022:

	Fair value measurements
	Total	Significant other observable inputs (Level 2)
	RMB	RMB
As of December 31, 2021
Short-term investments	503,831	503,831

Total	503,831	503,831

As of December 31, 2022
Short-term investments	232,152	232,152

Total	232,152	232,152

The rates of interest under the loan agreements from NetEase Group were determined based on the prevailing interest rates in the market. The Group classifies the valuation techniques that use these inputs as Level 2 of fair value measurements of short-term loans and long-term
loans. For other financial assets and liabilities with carrying values that approximate fair value, if measured at fair value in the financial statements, these financial instruments would be classified as Level 3 in the fair value hierarchy.

YOUDAO, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts in thousands, except for share and per share data unless otherwise stated)

19. Commitments and Contingencies
(a) Commitments
As of December 31, 2022, the Group’s future minimum commitments under non-cancelable
agreements were as follows:

	Less than one year	One to three years	More than three years	Total
	RMB	RMB	RMB	RMB
Purchase commitments	238,545	5,500	—	244,045
Capital commitments	3,029	—	—	3,029

Total	241,574	5,500	—	247,074

Purchase commitments mainly include commitments for content, marketing activities and purchase of smart devices.
Capital commitments mainly include commitments on purchase of fixed assets and the payment on leasehold improvements.
(b) Litigation
From time to time, the Group is involved in claims and legal proceedings that arise in the ordinary course of business. Based on currently available information, management does not believe that the ultimate outcome of any unresolved matters, individually and in the aggregate, is reasonably possible to have a material adverse effect on the Group’s financial position, results of operations or cash flows. However, litigation is subject to inherent uncertainties and the Group’s view of these matters may change in the future. The Group records a liability when it is both probable that a liability has been incurred and the amount of the loss can be reasonably estimated. The Group reviews the need for any such liability on a regular basis. The Group has not recorded any material liabilities in this regard as of December 31, 2021 and 2022.
20. Related Party Transactions
During the years ended December 31, 2020, 2021 and 2022, other than disclosed elsewhere, the Group had the following material related party transactions:

Name of entity or individual	Relationships with the Group
NetEase Group	Control or under common control
Equity investee A	Significant influence

YOUDAO, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts in thousands, except for share and per share data unless otherwise stated)

20. Related Party Transactions (Continued)

(a) Transactions with related parties

	For the year ended December 31,
	2020	2021	2022
	RMB	RMB	RMB
Services and products provided to NetEase Group
Learning services provided to NetEase Group	5,826	7,360	18,029
Smart devices provided to NetEase Group	7,607	6,607	8,748
Online marketing services provided to NetEase Group	15,860	9,823	7,925
Other services provide to NetEase Group	—	—	9,588
Fixed assets provide to NetEase Group	—	—	936

Services and products purchased from NetEase Group and other related party
Services purchased from NetEase Group	163,487	143,186	153,523
Services purchased from other related party	—	—	9,572
Fixed assets and inventories purchased from NetEase Group	2,198	2,489	1,087

Loan related transactions
Interest expenses on loans from NetEase Group	31,215	31,644	45,607
Addition of long-term loans from NetEase Group	—	257,522	225,941

Equity related transactions
Deemed distribution to NetEase	2,060	4,171	—
Share-based compensation under NetEase Plan	2,682	1,043	1,499

Other transactions
Disposal of Youdao Cloudnote business to NetEase Group	670	—	—
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
Other services provided to NetEase Group mainly refer to the server leasing services to the entities within NetEase Group.
Service purchased from NetEase Group mainly consists of the human resource which the employees are with employment contracts with the entities within NetEase Group but provide services to the Group, office leasing and purchase of server custody service.
Services purchased from other related party mainly refer to the technical support services provided by an equity investee.

YOUDAO, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts in thousands, except for share and per share data unless otherwise stated)

20. Related Party Transactions (Continued)

(a) Transactions with related parties (Continued)

Disposal of Youdao Cloudnote business related to disposal of the business to an entity under common control. In December 2020, the Group entered into agreements with NetEase to dispose Youdao Cloudnote business to an investee established by the Company and NetEase. Pursuant to the agreements, the Company acquired
37.5
%
equity interests of the investee with the assets transferred of Youdao Cloudnote. The Company accounted for the investment using the equity method. Since the Youdao Cloudnote business was not material to the Group’s operations, the disposal did not represent a strategic shift with a major effect on the Group’s operations and financial results, and did not qualify as discontinued operation in accordance with ASC 205,
Presentation of financial statements.
Further, the business was controlled by NetEase both before and after the transaction, this transaction was accounted for as a transaction under common control. Therefore, the transferred assets were accounted for at historical carrying values.
(b) Balances with related parties

	As of December 31,
	2021	2022
	RMB	RMB
Amounts due from NetEase Group	6,192	7,888
Prepayment to other related party	—	7,762
Amounts due to NetEase Group	83,041	68,809
Short-term loans from NetEase Group	878,000	878,000
Long-term loans from NetEase Group	255,028	522,345
Short-term loans as of December 31, 2021 and 2022 amounted to RMB878,000, respectively, which consisted of entrustment loans from NetEase Group through banks denominated in RMB. All of these loans were repayable within one year. The effective interest rate for the outstanding loans for the years ended December 31, 2021 and 2022 ranged from approximately 3.5% to 3.9% per annum. The interest expense was RMB31,215, RMB31,028 and RMB31,226 for the years ended December 31, 2020, 2021 and 2022, respectively.
In April 2021, the Group entered into a three-year US$300.0 million revolving loan facility agreement with NetEase, which was intended for general working capital. The facility was priced at 110 basis points over LIBOR. As of December 31, 2022, the Group had drawn down US$75.0 million under the facility with maturity dated March 31, 2024. The interest expense was RMB616 and RMB14,381 for the years ended December 31, 2021 and 2022, respectively.

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
The table below provides a summary of the Group’s segment results for the years ended December 31, 2020, 2021 and 2022.

	For the year ended December 31,
	2020	2021	2022
	RMB	RMB	RMB
Net revenues:
Learning services	1,513,960	2,441,421	3,084,375
Smart devices	539,962	980,424	1,256,446
Online marketing services	472,884	593,949	672,361

Total net revenues	2,526,806	4,015,794	5,013,182

Cost of revenues:
Learning services	716,504	980,700	1,172,703
Smart devices	355,970	618,925	765,641
Online marketing services	346,895	427,331	488,422

Total cost of revenues	1,419,369	2,026,956	2,426,766

Gross margin:
Learning services	53%	60%	62%
Smart devices	34%	37%	39%
Online marketing services	27%	28%	27%
Total gross margin	44%	50%	52%

YOUDAO, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts in thousands, except for share and per share data unless otherwise stated)

22. Restricted Net Assets
Relevant PRC laws and regulations permit PRC companies to pay dividends only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Additionally, the Company’s PRC subsidiaries and VIEs can only distribute dividends upon approval of the shareholders after they have met the PRC requirements for appropriation to the general reserve fund and the statutory surplus fund respectively. The general reserve fund and the statutory surplus fund require that annual appropriations of 10% of net after-tax
income should be set aside prior to payment of any dividends. As a result of these and other restrictions under PRC laws and regulations, the PRC subsidiaries and VIEs are restricted in their ability to transfer a portion of their net assets to the Company either in the form of dividends, loans or advances, which restricted portion amounted to approximately RMB227.2 million as of December 31, 2022. Even though the Company currently does not require any such dividends, loans or advances from the PRC subsidiaries and VIEs for working capital and other funding purposes, the Company may in the future require additional cash resources from its PRC subsidiaries and VIEs due to changes in business conditions, to fund future acquisitions and developments, or merely declare and pay dividends to or distributions to the Company’s shareholders.
23. Subsequent Events
In April 2023, the Company adopted an employee share incentive plan for the Company’s employees, directors and consultants (the “2023 Plan”). The 2023 Plan became effective for a term of ten years unless sooner terminated. The maximum aggregate number of ordinary shares the Company is authorized to issue pursuant to equity awards granted under the 2023 Plan is 5,668,625 shares.
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
The Company did not have significant capital and other commitments, or guarantees as of December 31, 2022.

YOUDAO, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts in thousands, except for share and per share data unless otherwise stated)

24. Parent Company Only Condensed Financial Information (
Continued
)

Condensed Balance Sheets

	As of December 31,
	2021	2022	2022
	RMB	RMB	US$
			Note 2(f)
ASSETS
Current assets:
Cash and cash equivalents	122,765	30,418	4,410
Amounts due from Youdao Group Companies	1,275	1,907	276
Prepayment and other current assets	229	9,180	1,331

Total current assets	124,269	41,505	6,017

Non-current assets:
Amounts due from Youdao Group Companies	2,657,497	2,930,437	424,874
Total non-current assets	2,657,497	2,930,437	424,874

Total assets	2,781,766	2,971,942	430,891

LIABILITIES AND SHAREHOLDERS’ DEFICIT
Current liabilities:
Amounts due to NetEase Group	221	2,447	355
Accrued liabilities and other payables	2,573	4,382	635

Total current liabilities	2,794	6,829	990

Non-current liabilities:
Investments in subsidiaries and VIEs	3,328,600	3,976,660	576,561
Long-term loans from NetEase Group	255,028	522,345	75,733
Other non-current liabilities	2,411	1,197	174

Total non-current liabilities	3,586,039	4,500,202	652,468

Total liabilities	3,588,833	4,507,031	653,458

Shareholders’ deficit:
Class A ordinary shares, US$0.0001 par value	24	24	3
Class B ordinary shares, US$0.0001 par value	56	56	8
Additional paid-in capital	3,913,946	3,993,026	578,934
Treasury stock	—	(42,330)	(6,137)
Accumulated deficit	(4,671,195)	(5,398,420)	(782,697)
Accumulated other comprehensive loss	(54,354)	(92,094)	(13,352)
Statutory reserves	4,456	4,649	674

Total shareholders’ deficit	(807,067)	(1,535,089)	(222,567)

Total liabilities and shareholders’ deficit	2,781,766	2,971,942	430,891

YOUDAO,
INC
.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts in thousands, except for share and per share data unless otherwise stated)

24. Parent Company Only Condensed Financial Information (Continued)

Condensed Statements of Operations and Comprehensive Loss

	For the year ended December 31,
	2020	2021	2022	2022
	RMB	RMB	RMB	US$
				Note 2(f)
Operating expenses:
General and administrative expenses	(13,008)	(13,048)	(12,861)	(1,865)

Total operating expenses	(13,008)	(13,048)	(12,861)	(1,865)

Loss from operations	(13,008)	(13,048)	(12,861)	(1,865)
Interest income	22,060	5,246	135	20
Interest expense	—	(616)	(14,380)	(2,084)
Others, net	792	2,289	1,354	196
Share of loss of subsidiaries and VIEs	(1,762,633)	(989,148)	(701,280)	(101,676)

Loss before tax	(1,752,789)	(995,277)	(727,032)	(105,409)

Income tax expenses	—	(378)	—	—
Net loss	(1,752,789)	(995,655)	(727,032)	(105,409)

Net loss attributable to ordinary shareholders of the Company	(1,752,789)	(995,655)	(727,032)	(105,409)

Net loss	(1,752,789)	(995,655)	(727,032)	(105,409)
Other comprehensive loss:
Foreign currency translation adjustment	(32,531)	(7,296)	(37,740)	(5,472)

Total other comprehensive loss	(32,531)	(7,296)	(37,740)	(5,472)

Total comprehensive loss	(1,785,320)	(1,002,951)	(764,772)	(110,881)

Comprehensive loss attributable to ordinary shareholders of the Company	(1,785,320)	(1,002,951)	(764,772)	(110,881)

YOUDAO, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts in thousands, except for share and per share data unless otherwise stated)

24. Parent Company Only Condensed Financial Information (Continued)

Condensed Statements of Cash Flows

	For the year ended December 31,
	2020	2021	2022	2022
	RMB	RMB	RMB	US$
				Note 2(f)

Cash flows from operating activities:
Net cash provided by/(used in) operating activities	14,409	(9,040)	(20,545)	(2,979)

Cash flows from investing activities:
Placements of time deposits	(20,663)	(897,916)	—	—
Proceeds from maturities of time deposits	1,257,689	907,759	—	—
Loans to subsidiaries	(1,236,543)	(1,759,925)	(272,940)	(39,573)
Recovery of loan made to subsidiaries	—	—	14,354	2,081
Payment for long-term investment	(670)	—	—	—

Net cash used in investing activities	(187)	(1,750,082)	(258,586)	(37,492)

Cash flows from financing activities:
Proceeds from long-term loans from NetEase Group	—	257,522	225,941	32,759
Proceeds from the issuance of follow-on offering shares, net of issuance cost (Note 13)	—	1,498,627	—	—
Payment of offering expenses	(7,909)	—	—	—
Cash paid for repurchase of Youdao’s ADSs	—	—	(50,700)	(7,351)
Proceeds from issuance of ordinary shares pursuant to incentive plan	34,468	27,564	9,408	1,364

Net cash provided by financing activities	26,559	1,783,713	184,649	26,772

Effect of exchange rate changes on cash and cash equivalents	(34,691)	(19,226)	2,135	310

Net increase/(decrease) in cash and cash equivalents	6,090	5,365	(92,347)	(13,389)
Cash and cash equivalents at the beginning of the year	111,310	117,400	122,765	17,799

Cash and cash equivalents at the end of the year	117,400	122,765	30,418	4,410