Form 20-F
period 2023-12-31
Youdao, Inc.
filed 2024-04-25
CIK 1781753

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM
20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For
the
fiscal year ended
December 31
, 2023
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
120,920,150 ordinary shares, comprised of 32,631,790 Class A ordinary shares, par value US$0.0001 per share, and 88,288,360 Class B ordinary shares, par value US$0.0001 per share, as of December 31, 2023.
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes  ☐ No ☒
If this report is an annual or transition report, indicate by check mark if the registrant is
not required
to
file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐ No ☒
Note – Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.
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
(§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated
filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule
12b-2
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

INTRODUCTION

Except where the context otherwise indicates and for the purpose of this annual report only:

•	“Academic AST Business” refers to after-school tutoring services for academic subjects included in China’s compulsory education system;

•	“ADSs” refers to our American depositary shares, each of which represents one Class A ordinary share;

•	“AI” refers to artificial intelligence;

•	“AST” refers to after-school tutoring;

•	“CAC” refers to the Cyberspace Administration of China;

•	“Class A ordinary shares” refers to our Class A ordinary shares, par value US$0.0001 per share;

•	“Class B ordinary shares” refers to our Class B ordinary shares, par value US$0.0001 per share;

•	“gross billings” for a specific period refers to the total amount of consideration for our tutoring services, net of the total amount of refunds, in such period;

•	“Linjiedian Education” refers to Hangzhou NetEase Linjiedian Education Technology Co., Ltd., a company incorporated under PRC laws;

•	“MAA” refers to the fourth amended and restated memorandum and articles of association of our company, currently effective;

•	“NetEase” refers to NetEase, Inc. (NASDAQ: NTES; HKEX: 9999), our controlling shareholder;

•	“NetEase Group” refers to NetEase, its subsidiaries, consolidated VIEs and VIEs’ subsidiaries, other than the Youdao Group Companies;

•	“NYSE” refers to the New York Stock Exchange;

•	“paid courses” refers to our tutoring services for which we charge not less than RMB50 per course package;

•

“paid user enrollments” for a specified period refers to the cumulative number of paid courses enrolled in by our users, including multiple paid courses enrolled in by the same user, after deducting the number of courses the tuition of which were fully refunded;

•	“preferred shares” prior to our initial public offering refers to our Series A preferred shares, par value US$0.0001 per share;

•	“RMB” or “Renminbi” refers to the legal currency of China;

•	“SEC” refers to the U.S. Securities and Exchange Commission;

•	“shares” or “ordinary shares” refers to our Class A and Class B ordinary shares, per value US$0.0001 per share;

•	“STEAM courses” refers to courses that offer science, technology, engineering, the arts and mathematics as access points for guiding student inquiry, dialogue, and critical thinking;

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

Unless otherwise noted, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this annual report are made at RMB7.0999 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on December 29, 2023. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, or at all.

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

Youdao, Inc. is a Cayman Islands holding company with no operations of its own. Youdao, Inc. conducts its operations in China through its PRC subsidiaries NetEase Youdao Information Technology (Beijing) Co., Ltd. (“Youdao Information”), NetEase Youdao Information Technology (Hangzhou) Co., Ltd. (“Youdao Hangzhou”) and NetEase Youdao (Hangzhou) Smart Technology Co., Ltd. (“Youdao Smart Technology”), as well as through Beijing NetEase Youdao Computer System Co., Ltd. (“Youdao Computer”), Hangzhou NetEase Linjiedian Education Technology Co., Ltd. (“Linjiedian Education”) and Youdao (Guangzhou) Computer System Co., Ltd. (“Youdao Guangzhou Computer”), which we refer to as the consolidated variable interest entities, or the VIEs, and their subsidiaries. As used in this annual report, “we,” “us,” “our company,” “our,” or “Youdao” refers to Youdao, Inc. and its subsidiaries, unless otherwise indicated. We and our direct and indirect subsidiaries do not, and it is virtually impossible for us and our subsidiaries to, have any equity interests in the VIEs as current PRC laws and regulations restrict foreign investment in companies that engage in value-added telecommunication services, and prohibit foreign investment in companies that engage in radio and television program production and operation business. As a result, we depend on certain contractual arrangements with the VIEs, which allows us to be considered the primary beneficiary of the VIEs for accounting purposes, and to consolidate their operating results in our financial statements under the U.S. GAAP, to the extent the conditions for consolidation of the VIEs under U.S. GAAP are satisfied. Nonetheless, investors in our equity securities should note that they are purchasing equity securities of a Cayman Islands holding company rather than equity securities issued by our subsidiaries or the VIEs. Neither such investors nor the holding company itself have an equity ownership in, direct investment in, or control of, through such ownership or investment, the VIEs. Investors who are non-PRC residents may never directly hold equity interests in the VIEs under current PRC laws and regulations.

The VIE structure involves unique risks to investors in the ADSs. In 2021, 2022 and 2023, the amount of revenues generated by the VIEs and their subsidiaries accounted for 68.5%, 70.1% and 77.0%, respectively, of our total net revenues. As of December 31, 2022 and 2023, the total assets of the VIEs and their subsidiaries, excluding amounts due from other companies in the Youdao Group Companies, equaled to 34.6% and 49.3% of our consolidated total assets as of the same dates, respectively. As of the date of this annual report, to our best knowledge, the contractual agreements with the VIEs have not been tested in a court of law in the PRC. If the PRC government deems that our contractual arrangements with the VIEs do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to material penalties or be forced to relinquish our interests in those operations or otherwise significantly change our corporate structure. We and our investors face significant uncertainty about potential future actions by the PRC government that could affect the legality and enforceability of the contractual arrangements with the VIEs and, consequently, significantly affect our ability to consolidate the financial results of the VIEs and the financial performance of our company as a whole. Our Class A ordinary shares, our ADSs or other equity securities may decline in value or become worthless if we are unable to effectively enforce our contractual control rights over the assets and operations of the VIEs. For a detailed discussion of the risk and uncertainties associated with the VIE structure, see “Item 3. Key Information—3.D. Risk Factors—Risks Related to Our Corporate Structure—There are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations, and rules relating to the agreements that establish the VIE structure for our and the VIEs’ operations in China, including potential future actions by the PRC government, which could affect the enforceability of our contractual arrangements with the VIEs and, consequently, significantly affect the financial condition and results of operations performance of Youdao. If the PRC government finds our contractual arrangements non-compliant with relevant PRC laws, regulations, and rules, or if these laws, regulations, and rules or the interpretation thereof change in the future, we could be subject to severe penalties or be forced to relinquish our interests in the VIEs” and the other risk factors discussed under “Item 3. Key Information—3.D. Risk Factors—Risks Related to Our Corporate Structure.”

Implication of the Holding Foreign Companies Accountable Act

Pursuant to the Holding Foreign Companies Accountable Act, as amended by the Consolidated Appropriations Act, 2023 (the “HFCAA”), if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspections by the PCAOB for two consecutive years because of a position taken by authorities in a foreign jurisdiction, the SEC will prohibit our shares or the ADSs from being traded on a national securities exchange or in the over-the-counter trading market in the United States. On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong, including our auditor. In May 2022, the SEC conclusively listed us as a Commission-Identified Issuer under the HFCAA following the filing of our annual report on Form 20-F for the fiscal year ended December 31, 2021. On December 15, 2022, the PCAOB issued a report that vacated its December 16, 2021 determination and removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. For this reason, we were not at risk of having our securities subject to a trading prohibition under the HFCAA unless a new determination is made by the PCAOB. Each year, the PCAOB will determine whether it can inspect and investigate completely audit firms in mainland China and Hong Kong, among other jurisdictions. If PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in mainland China and Hong Kong and we continue to use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the SEC, we would be identified as a Commission-Identified Issuer following the filing of the annual report on Form 20-F for the relevant fiscal year and would be at risk of having our securities subject to a trading prohibition under the HFCAA. There can be no assurance that we would not be identified as a Commission-Identified Issuer for any future fiscal year, and if we were so identified for two consecutive years, we would become subject to the prohibition on trading under the HFCAA. See “Item 3. Key Information—3.D. Risk Factors—Risks Related to Doing Business in China—The PCAOB had historically been unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections of our auditor in the past has deprived our investors with the benefits of such inspections” and “Item 3. Key Information—3.D. Risk Factors—Risks Related to Doing Business in China—Our ADSs may be prohibited from trading in the United States under the Holding Foreign Companies Accountable Act, or the HFCAA, in the future if the PCAOB is unable to inspect or investigate completely auditors located in China. The delisting of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.”

Contractual Arrangements and Corporate Structure

We are a Cayman Islands company and currently conduct substantially all business operations in the PRC through Youdao Information, Youdao Hangzhou and Youdao Smart Technology, our subsidiaries incorporated in the PRC, and the VIEs and their subsidiaries. Youdao Information maintains a series of contractual arrangements with Youdao Computer and Linjiedian Education. Youdao Hangzhou maintains a series of contractual arrangements with Youdao Guangzhou Computer. We conduct a significant portion of our and the VIEs’ businesses in China through Youdao Computer, Linjiedian Education and Youdao Guangzhou Computer. It is the VIEs that hold certain key operating licenses material to their business operations, provide services to our customers, and enter into contracts with our suppliers. We operate our and the VIEs’ businesses this way because PRC laws and regulations restrict foreign investment in companies that engage in value-added telecommunication services, and prohibit foreign investment in companies that engage in radio and television program production and operation business. These contractual arrangements entered into with the VIEs allow us to (i) be considered as the primary beneficiary of the VIEs, (ii) receive substantially all of the economic benefits of the VIEs, and (iii) have an exclusive option to purchase all or part of the equity interests in the VIEs when and to the extent permitted by PRC law. These contractual arrangements include the operating agreement, equity pledge agreement, exclusive purchase option agreement, shareholder voting right trust agreement, loan agreement, and cooperation agreement, as the case may be. As a result of these contractual arrangements, we are considered the primary beneficiary of the VIEs for accounting purposes, and consolidate their operating results in our financial statements under U.S. GAAP, to the extent the conditions for consolidation of the VIEs under the U.S. GAAP are satisfied.

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

Under relevant PRC laws and regulations, we are permitted to remit funds to the VIEs through loans rather than capital contributions. In 2021, 2022 and 2023, we did not make any loans to the VIEs. The VIEs fund their operations primarily using cash generated from operating and financing activities. For more information, see “Item 4. Information on the Company—4.A. History and Development of the Company—Selected Condensed Consolidating Schedule,” and our consolidated financial statements included elsewhere in this annual report.

As of December 31, 2023, Youdao, Inc. had made cumulative capital contributions of US$126.2 million to our PRC subsidiaries through intermediate holding company, and were accounted as long-term investments of Youdao, Inc. Furthermore, funds equivalent to US$257.0 million, US$43.0 million and nil were provided by Youdao, Inc. to Youdao Information through loans in 2021, 2022 and 2023, respectively, which were accounted as loans to subsidiary. These funds have been used by our PRC subsidiaries for their operations. As of December 31, 2023, the loan balance Youdao Information and Youdao Hangzhou made to the VIEs’ nominee shareholders under the VIE agreements was RMB20.0 million (US$2.8 million). For details, see “Item 4. Information on the Company—4.C. Organizational Structure—Contractual Arrangements with the VIEs and the VIEs’ Respective Shareholders—Loan Agreements.” The VIEs may transfer cash to our PRC subsidiaries by paying service fees in accordance with the relevant contractual arrangements. In 2021, 2022 and 2023, the VIEs transferred RMB2,409.3 million, RMB2,944.2 million and RMB3,287.5 million (US$463.0 million), respectively, to our PRC subsidiaries as payment or prepayment of service fees. Youdao Information and Youdao Hangzhou, our PRC subsidiaries, maintained certain personnel for content production, sales and marketing, research and development, and general and administrative functions to support the operations of the VIEs.

As of December 31, 2022 and 2023, the prepayment of service fees from the VIEs to our PRC subsidiaries amounted to RMB1,395.3 million and RMB1,211.7 million (US$170.7 million), respectively. As of December 31, 2022 and 2023, the outstanding balance of service fees owed by the VIEs to our PRC subsidiaries amounted to RMB844.1 million and RMB549.4 million (US$77.4 million), respectively. There were no other assets transferred between VIEs and non-VIEs in 2021, 2022 and 2023.

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

Our PRC legal counsel has consulted the competent government authorities which acknowledged that, under the currently effective PRC laws and regulations, a company that has been listed on a foreign stock exchange before the promulgation of the Revised Cybersecurity Review Measures is not required to go through a cybersecurity review by the CAC to conduct a securities offering or to maintain its listing status on the foreign stock exchange on which its securities have been listed. Based on the consultation, our PRC legal counsel is of the opinion that, under the currently effective PRC laws and regulations, we are not required to go through a cybersecurity review by the CAC to conduct a security offering or maintain our listing status on the NYSE. However, there remain substantial uncertainties on the interpretation and implementations of the Revised Cybersecurity Review Measures. If the CSRC, the CAC or other regulatory agencies later require that we obtain their approvals for our future offshore offerings, we may be unable to obtain such approvals in a timely manner, or at all, and such approvals may be rescinded even if obtained. Any such circumstance could significantly limit or completely hinder our ability to continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. In addition, implementation of industry-wide regulations affecting our operations could limit our ability to attract new customers and/or users and cause the value of our securities to significantly decline. Therefore, investors of our company and our business face potential uncertainty from actions taken by the PRC government affecting our business.

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

Moreover, on February 17, 2023, the CSRC released the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies, or the Overseas Listing Trial Measures, and five supporting guidelines, which came into effect on March 31, 2023. Pursuant to the Overseas Listing Trial Measures, domestic companies that seek to offer or list securities overseas, both directly and indirectly, should fulfill the filing procedure and report relevant information to the CSRC. Domestic companies that have been listed on a foreign stock exchange prior to the effective date of the Overseas Listing Trial Measures are not required to complete filing with the CSRC to maintain its listing status on the foreign stock exchange, but are required to file with the CSRC within three working days after such domestic company completes a subsequent security offering on the foreign stock exchange on which its securities have been listed. Since the Overseas Listing Trial Measures was newly promulgated, its interpretation, application and enforcement remain unclear. If the filing procedure with the CSRC under the Overseas Listing Trial Measures is required for any future offerings, listing or any other capital raising activities by us, it is uncertain whether we could complete the filing procedure in a timely manner, or at all. We have been closely monitoring regulatory developments in China regarding any necessary approvals from the CSRC, the CAC, or other PRC regulatory authorities required for overseas listings. As of the date of this annual report, we have not received any inquiry, notice, warning, sanction or regulatory objection from the CSRC.

Permission Required from the PRC Authorities for Our Operations and Overseas Securities Offerings

Except as disclosed in “Item 3. Key Information—3.D. Risk Factors—Risk Related to Our Business and Industry—Our compliance with the Opinions on Further Alleviating the Burden of Homework and After-School Tutoring for Students in Compulsory Education and the implementation measures issued by the relevant PRC government authorities has materially and adversely affected and may continue to affect our and the VIEs’ business, financial condition, results of operations and prospect,” “Item 3. Key Information—3.D. Risk Factors—Risk Related to Our Business and Industry—Our failure to obtain, maintain or renew other licenses, approvals, permits, registrations or filings necessary to conduct our and the VIEs’ operations in China could have a material adverse impact on our and the VIEs’ business, financial condition and results of operations” and “Item 3. Key Information—3.D. Risk Factors—Risk Related to Our Business and Industry—We may face risks and uncertainties with respect to the licensing requirement for internet audio-visual programs,” based on the opinion of our PRC legal counsel, we believe our PRC subsidiaries and the VIEs have obtained the requisite licenses and permits from the PRC government authorities that are necessary for their material business operations in China, including the ICP license, the Publication Operation Permit, the Permit for Production and Operation of Radio and TV Program and the Commercial Performance License. Given the uncertainties of interpretation and implementation of relevant laws and regulations and the enforcement practice by relevant government authorities, we or any of the VIEs may be required to obtain additional licenses, permits, filings, or approvals for the business operations in the future. If we or any of the VIEs is found to be in violation of any existing or future PRC laws or regulations, or fail to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities would have broad discretion to take actions in dealing with such violations or failures. In addition, if we or any of the VIEs had inadvertently concluded that such approvals, permits, registrations or filings were not required, or if applicable laws, regulations or interpretations change in a way that requires us or any of the VIEs to obtain such approval, permits, registrations or filings in the future, we or the relevant VIEs may be unable to obtain such necessary approvals, permits, registrations or filings in a timely manner, or at all, and such approvals, permits, registrations or filings may be rescinded even if obtained. Any such circumstance may subject us or the relevant VIEs to fines and other regulatory, civil or criminal liabilities, and we or relevant VIEs may be ordered by the competent government authorities to suspend relevant operations, which will materially and adversely affect our and the VIEs’ business operation. For risks relating to licenses and approvals required for our and the VIEs’ operations in China, see “Item 3. Key Information—3.D. Risk Factors—Risks Related to Our Business and Industry—Our failure to obtain, maintain or renew other licenses, approvals, permits, registrations or filings necessary to conduct our and the VIEs’ operations in China could have a material adverse impact on our and the VIEs’ business, financial condition and results of operations” and “Item 3. Key Information—3.D. Risk Factors—Risk Related to Our Business and Industry—We may face risks and uncertainties with respect to the licensing requirement for internet audio-visual programs.”

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
(2)

Shareholders of Linjiedian Education are William Lei Ding, our director (who is also the chief executive officer, a director and the largest shareholder of NetEase, our controlling shareholder), and Feng Zhou, our Chief Executive Officer and director, each holding 99% and 1%, respectively, of Linjiedian Education’s equity interests.

(3)

Shareholders of Youdao Computer are William Lei Ding, our director (who is also the chief executive officer, a director and the largest shareholder of NetEase, our controlling shareholder), and Feng Zhou, our Chief Executive Officer and director, each holding approximately 71% and 29%, respectively, of Youdao Computer’s equity interests.

(4)

Shareholders of Youdao Guangzhou Computer are Feng Zhou, our Chief Executive Officer and director, and Yinghui Wu, our Vice President, each holding 99% and 1%, respectively, of Youdao Guangzhou Computer’s equity interests.

Contractual Arrangements with the VIEs and the VIEs’ Respective Shareholders

Current PRC laws and regulations impose certain restrictions or prohibitions on foreign ownership of companies that engage in value-added telecommunication services and certain other businesses. We are a company registered in the Cayman Islands. Youdao Information and Youdao Hangzhou, our PRC subsidiaries, are considered foreign-invested enterprises. To comply with the foregoing restrictions imposed by PRC laws and regulations on foreign investments, we conduct a significant portion of our businesses in China through Youdao Computer, Linjiedian Education and Youdao Guangzhou Computer, the VIEs in the PRC, based on a series of contractual arrangements between us and the VIEs and their respective shareholders. As a result of these contractual arrangements, we are considered the primary beneficiary of the VIEs for accounting purposes, and consolidate their operating results in our financial statements under the U.S. GAAP, to the extent the conditions for consolidation of the VIEs under the U.S. GAAP are satisfied. In 2021, 2022 and 2023, the amount of revenues generated by the VIEs and their subsidiaries accounted for 68.5%, 70.1% and 77.0%, respectively, of our total net revenues. As a result, our ability to pay dividends depends upon dividends paid by our subsidiaries which, in turn, depends on the payment of service fees to our PRC subsidiaries by the VIEs in the PRC pursuant to certain contractual arrangements among our PRC subsidiaries, the VIEs and the VIEs’ shareholders. In 2021, 2022 and 2023, the amount of service fees charged by our PRC subsidiaries to the VIEs was RMB3,473.5 million, RMB2,767.8 million and RMB2,881.0 million (US$405.8 million) (without giving effects to the discontinued operation presentation of our historical financial results as a result of the disposal of our Academic AST Business), respectively. We expect that the amounts of such service fees will increase in the foreseeable future as our PRC business continues to grow.

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

•

Risks associated with changes in the user acceptance and market trend of integration of technology and learning. For details, see “Item 3. Key Information—3.D. Risk Factors—Risks Related to Our Business and Industry—The success and future growth of our business will be affected by the user acceptance and market trend of integration of technology and learning” on page 17 of this annual report.

•

Risks associated with our ability to improve or expand our product and service offerings in a timely and cost-effective manner. For details, see “Item 3. Key Information—3.D. Risk Factors—Risks Related to Our Business and Industry—We may not be able to improve or expand our product and service offerings in a timely and cost-effective manner” on page 17 of this annual report.

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

•

Risks associated with our ability to obtain sufficient capital on acceptable terms. For details, see “Item 3. Key Information—3.D. Risk Factors—Risks Related to Our Business and Industry—We require a significant amount of capital to fund our operations and respond to business opportunities. If we cannot obtain sufficient capital on acceptable terms, or at all, our business, financial condition and results of operations may be materially and adversely affected” on page 18 of this annual report.

•

Risks associated with our significant working capital requirements. For details, see “Item 3. Key Information—3.D. Risk Factors—Risks Related to Our Business and Industry—We have significant working capital requirements and have historically experienced working capital deficits. If we continue to experience working capital deficits in the future, our business, liquidity, financial condition and results of operations may be materially and adversely affected” on page 18 of this annual report.

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

•

Risks associated with our information technology and potential cybersecurity incidents. For details, see “Item 3. Key Information—3.D. Risk Factors—Risks Related to Our Business and Industry—We rely significantly on information technology and any failure, inadequacy, interruption or security lapse of that technology, including any cybersecurity incidents, could harm our ability to operate our business effectively” on page 25 of this annual report.

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

•

Risks associated with investors experiencing difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions in China against us based on foreign laws. For details, see “Item 3. Key Information—3.D. Risk Factors—Risks Related to Doing Business in China—You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions in China, including Hong Kong, against us or our management named in the annual report based on foreign laws” on page 43 of this annual report.

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

•

Risks associated with the inability of PCAOB to conduct inspections over our auditor. For details, see “Item 3. Key Information—3.D. Risk Factors—Risks Related to Doing Business in China—The PCAOB had historically been unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections of our auditor in the past has deprived our investors with the benefits of such inspections” on page 45 of this annual report.

•

Risks associated with the potential prohibition from trading in the United States of our ADSs under the Holding Foreign Companies Accountable Act. For details, see “Item 3. Key Information—3.D. Risk Factors—Risks Related to Doing Business in China—Our ADSs may be prohibited from trading in the United States under the Holding Foreign Companies Accountable Act, as amended by the Consolidated Appropriations Act, 2023, or the HFCAA, in the future if the PCAOB is unable to inspect or investigate completely auditors located in China. The delisting of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment” on page 46 of this annual report.

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

•

Risks associated with overseas regulators having difficulties in conducting investigation or collecting evidence within China. For details, see “Item 3. Key Information—3.D. Risk Factors—Risks Related to Doing Business in China—It may be difficult for overseas regulators to conduct investigation or collect evidence within China” on page 50 of this annual report.

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

•

Risks associated with your inability to participate in rights offerings. For details, see “Item 3. Key Information—3.D. Risk Factors—Risks Related to Our Class A Ordinary Shares and Our ADSs—You may experience dilution of your holdings due to the inability to participate in rights offerings” on page 55 of this annual report.

Risks Related to Our Business and Industry

The changes in our business strategies and offerings may make it difficult to evaluate our future prospects.

We historically generated a significant portion of our revenue from the Academic AST Business. In 2021, 2022 and 2023, the net revenues from our Academic AST Business accounted for approximately 25.0%, nil and nil of our net revenues (without giving effects to the discontinued operation presentation of our historical financial results as a result of the disposal of our Academic AST Business). In order to fully comply with applicable PRC regulatory requirements adopted by the PRC government in the second half of 2021, we disposed of the Academic AST Business. We completed transition to become a leading technology-focused intelligent learning company, and have developed a comprehensive suite of product and service offerings. We recently introduced a number of new intelligent learning products, such as Youdao Dictionary Pen X6 Pro and Youdao Listening Pod Pro.

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

The PRC private education industry, especially the after-school tutoring sector, has experienced intense scrutiny and has been subject to significant regulatory changes recently that had materially and adversely impacted businesses in such industry. In particular, the Opinions on Further Alleviating the Burden of Homework and After-School Tutoring for Students in Compulsory Education jointly promulgated by the General Office of State Council and the General Office of Central Committee of the Communist Party of China on July 24, 2021, or the Alleviating Burden Opinion, sets out a series of operating requirements on after-school tutoring institutions, including, among other things, (i) local government authorities shall no longer approve any new after-school tutoring institutions providing tutoring services on academic subjects for students in compulsory education, or the Academic AST Institutions, and all the existing Academic AST Institutions shall be registered as non-profit institutions, and local government authorities shall no longer approve any new after-school tutoring institutions providing tutoring services on academic subjects for preschool-age children and students in grades 10 to 12; (ii) online after-school tutoring institutions that have filed with the local education administration authorities will be subject to review and re-approval procedures by competent government authorities, and any failure to obtain such approval will result in the cancellation of its previous filing and ICP license; (iii) Academic AST Institutions are prohibited from raising funds by listing on stock markets or conducting any capitalization activities and listed companies are prohibited from investing in Academic AST Institutions through capital markets fund raising activities, or acquiring assets of Academic AST Institutions by paying cash or issuing securities; (iv) foreign capital is prohibited from controlling or participating in any Academic AST Institutions through mergers and acquisitions, entrusted operation, joining franchise or variable interest entities; (v) no advertisements in connection with after-school tutoring services shall be published or broadcasted on the network platforms and billboards displayed on the mainstream media, new media, public space and residential areas; (vi) government authorities will implement risk management and control for the pre-collection of fees by after-school tutoring institutions with requirements such as setting up third-party custodians and risk reserves, and strengthen supervision over loans regarding tutoring services; (vii) online tutoring for preschool-age children is prohibited, and offline academic subjects (including foreign language) tutoring services for preschool-age children is also strictly prohibited; and (viii) non-academic tutoring shall obtain approval from relevant government authorities. See “Item 4. Information on the Company—4.B. Business Overview—Regulations—Regulations Related to Private Education—Regulations Related to After-school Tutoring and Educational Apps” for more details.

To implement the Alleviating Burden Opinion, in September 2021, the Chinese Ministry of Education, or the MOE, published on its official website that the MOE, together with other government authorities, issued a circular requiring all Academic AST Institutions to complete registration as non-profit by the end of 2021 and a circular requiring all online after-school tutoring institutions that have filed with the local education administration authorities providing tutoring services on academic subjects to obtain the private school operating permit by the end of 2021, and all Academic AST Institutions and online after-school tutoring institutions shall, before completing such registration or obtaining such permit as applicable, suspend enrollment of students and charging fees. See “Item 4. Information on the Company—4.B. Business Overview—Regulations—Regulations Related to Private Education—Regulations Related to After-school Tutoring and Educational Apps” for more details. Our and the VIEs’ business, financial condition, results of operations and prospect have been and may continue to be materially and adversely affected by the actions we have taken to date and may be required to take in the future in compliance with the Alleviating Burden Opinion and its implementation measures. We are closely monitoring the evolving regulatory environment and are making efforts to seek guidance from and cooperate with the government authorities to comply with the Alleviating Burden Opinion and its implementation measures. As of the date of this annual report, we no longer offer AST courses on academic subjects for students receiving compulsory education and for high-school students. With respect to our non-academic after school tutoring services, it is provided in the Alleviating Burden Opinion that local authorities shall identify corresponding competent authorities for different tutoring categories and set forth standards by categories to approve relevant non-academic tutoring institutions. As of the date of this annual report, some local government authorities have issued rules or released draft rules for public comments requiring institutions providing non-academic after school tutoring services to obtain private school operating permits or other approvals and to comply with relevant implementation measures. Since these local rules are recently promulgated, there are substantial uncertainties as to their interpretation, application, and enforcement. In addition, on February 8, 2024, the MOE released the Regulations on the Administration of After-School Tutoring (Draft for Comments), pursuant to which non-academic after school tutoring institutions shall seek approval or consent from government authorities in charge of the relevant industry prior to submitting their applications to education government authorities. As of the date of this annual report, the above draft regulations were released for public comments only and the final version, effective date of such regulations and implementation of such regulations are subject to substantial uncertainty. We follow internal guidelines to make necessary registrations and filings, except as would not have a material adverse effect on our business, and will use our commercially reasonable efforts to obtain, maintain and renew necessary licenses and permits on a timely basis. However, we may not be able to obtain and maintain all requisite licenses, permits, approvals and filings or pass all requisite assessments in a timely manner or at all.

The State Council promulgated the Amended Implementation Rules for the Private Education Law, or the Amended Implementation Rules, which became effective on September 1, 2021, which provides, among others, that a private school engaging in online education activities using internet technology shall obtain the relevant private school operating permit. See “Item 4. Information on the Company—4.B. Business Overview—Regulations—Regulations Related to Private Education—The Law for Promoting Private Education and its Implementing Rules.” Further, the PRC government authorities have issued several regulations aiming to strengthen its regulation of after-school tutoring institutions, including without limitation the State Council Circular 80, the Opinions on Guiding and Regulating the Orderly and Healthy Development of Educational Mobile Apps, or the Opinions on Educational Apps, the Administrative Measures for After-School Tutoring Materials for Primary and Secondary School Students (for Trial Implementation) and the Administrative Measures for Practitioners of the After-School Tutoring Institutions (for Trial Implementation). The MOE jointly with other government authorities promulgated the Notice on Regulating Non-Academic After-school Training Institutions and the Opinions on Standardizing Non-Academic After-School Tutoring for Primary and Secondary School Students respectively on March 3, 2022 and December 8, 2022, which impose certain compliance requirements on non-academic after school tutoring institutions. The MOE issued the Provisional Measures on Administrative Penalties for After-School Tutoring effective from October 15, 2023, which clarify various non-complaint activities of after-school tutoring institutions and stipulate corresponding penalties. See “Item 4. Information on the Company—4.B. Business Overview—Regulations—Regulations Related to Private Education—Regulations Related to After-School Tutoring and Educational Apps” for more details.

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

In addition, it is uncertain whether and how the PRC government would promulgate additional laws, regulations and guidance regarding the private education industry, including those promulgated to apply more stringent social and ethical standards in the education sector in general, and there is no assurance that we can comply with any such newly promulgated laws and regulations in a timely manner or at all. Failure to regain compliance may materially and adversely affect our and the VIEs’ business, financial condition and results of operations. For more details of the relevant laws and regulations, please refer to “Item 4. Information on the Company—4.B. Business Overview—Regulations—Regulations Related to Private Education.”

We have a limited history in operating on a consolidated basis and, particularly, operating certain of our products and services. This may make it difficult to evaluate our future prospects and the risks and uncertainties associated with these products and services.

While the history of our business dates back to 2007 when Youdao Dictionary was launched, we acquired control of our principal operating entities through a number of transactions between December 2016 and November 2017. As a result, we have a limited history in operating our businesses on a consolidated basis. For more information about our history and corporate structure, see “Item 4. Information on the Company—4.A. History and Development of the Company” and “Item 4. Information on the Company—4.C. Organizational Structure.” Additionally, we have a limited history in operating certain of our major products and services. For example, as part of our efforts to consolidate our position as a leading technology-focused intelligent learning company, we introduced a series of new product and service offerings in 2023, including Youdao Dictionary Pen X6 Pro and Youdao Listening Pod Pro. These new product and service offerings are still in their initial stages of development and have not generated significant revenues and there is no guarantee that they may become key growth drivers of our company in the future. Our limited history may make it difficult for us to evaluate our future prospects and the risks and uncertainties associated with new products and services, and our historical performance may not be indicative of our future prospects and operating results.

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

We believe our technologies are critical to our business, particularly as we strive to make significant business transitions from an online education company focused on K12 sectors to a technology-focused intelligent learning company serving the broader education industry. Over the years, we have developed a number of core technologies to support our comprehensive suite of products and services. For example, we launched our large language model (LLM), Ziyue, in 2023, which is China’s first LLM specifically for education sector. However, the technology development activities are inherently uncertain, and there is no assurance that we will continue to achieve technological breakthroughs and successfully apply these outcomes into our products and service offerings. We also rely on technologies to build and maintain our IT infrastructure. The intelligent learning industry is subject to rapid technological changes and innovations and is affected by unpredictable product lifecycles and user preferences. Our technologies may become obsolete or insufficient, and we may have difficulties in following and adapting to technological changes in the intelligent learning industry in a timely and cost-effective manner. New technologies and solutions developed and introduced by our competitors could render our offerings less attractive or obsolete thus materially affecting our business and prospects. In addition, our substantial investments in technology may not produce expected results. If we fail to continue to develop, innovate and utilize our technologies or if our competitors develop or apply more advanced technologies, our business, financial condition and results of operations could be materially and adversely affected.

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

We had net losses of RMB1,026.4 million, RMB745.9 million and RMB550.1 million (US$77.5 million), respectively, in 2021, 2022 and 2023. We cannot assure you that we will be able to generate net profits in the future. We intend to invest heavily in R&D, product development, as well as sales and marketing efforts. These investments are expected to cause our operating expenses to increase rapidly, including rapid increases in absolute amounts and as a percentage of revenue in the near future, which may result in increased net losses in the near term. These efforts may be more costly than we expect and our net revenues may not increase sufficiently to offset the expenses. We may continue to take actions and make investments that do not generate optimal financial results and may even result in significantly increased operating and net losses in the short term with no assurance that we will eventually achieve our intended long-term benefits or profitability. These factors may materially and adversely affect our business, financial condition and results of operations.

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

We may make investments from time to time in content and product development, technologies, branding, sales and marketing to remain competitive. In the past, our principal sources of liquidity included cash from our business operations, loans from the NetEase Group and the proceeds received from the issuance and sale of our ordinary or preferred shares. See “Item 7. Major Shareholders and Related Party Transactions—7.B. Related Party Transactions.” To the extent we need to raise additional capital to fund our operations and respond to business opportunities, we may not be able to do so on terms acceptable to us, or at all. Such financings may be on terms that are dilutive or potentially dilutive to our shareholders, and the prices at which new investors would be willing to purchase our securities may be lower than the current market price per share of our ordinary shares. The holders of new securities may also have rights, preferences, or privileges that are senior to those of existing stockholders. Furthermore, deterioration in global economic conditions or escalation of geopolitical tensions in various regions of the world may adversely impact our ability to secure additional financing. Furthermore, deterioration in global economic conditions or escalation of geopolitical tensions in various regions of the world may adversely impact our ability to secure additional financing. If new financing sources are required, but are insufficient or unavailable, we may need to modify our growth and operating plans and business strategies based on available funding, if any, which would harm our ability to grow our business.

We have significant working capital requirements and have historically experienced working capital deficits. If we continue to experience working capital deficits in the future, our business, liquidity, financial condition and results of operations may be materially and adversely affected.

As a result of changes in our funding position and operating assets and liabilities, we had working capital deficits (being total current liabilities exceeded that of total current assets) of RMB1,308.6 million and RMB1,799.3 million (US$253.4 million) as of December 31, 2022 and 2023, respectively. As of December 31, 2023, we had outstanding interest-bearing short-term loans payable to the NetEase Group in the amount of RMB878.0 million (US$123.7 million), representing approximately 28.3% of our current liabilities. These loans are generally repayable within one year and were advanced to us by the NetEase Group to provide working capital for our business operations. According to the support letter issued by the NetEase Group in April 2023, the NetEase Group intends to provide financial support for our continuing operations in the period no less than twelve months from the date of this annual report. In April 2021, we entered into a three-year US$300.0 million revolving loan facility agreement with NetEase with maturity dated March 31, 2024. In September 2023, we and NetEase entered into an agreement to further extend such revolving loan facility agreement to March 31, 2027. As of March 31, 2024, we had outstanding interest-bearing long-term loans payable to the NetEase Group in the amount of US$124.2 million (or equivalent to RMB881.1 million), which were drawn down from the above-mentioned facility provided by NetEase. Despite the foregoing agreements, if we are required by NetEase to repay these loans, our liquidity, financial position and cash flows may be materially and adversely affected.

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

We currently invest a portion of our capital in long-term and short-term investments. As of December 31, 2023, our long-term investments consisted mainly of equity investments in privately-held companies and limited-partnerships, and our short-term investments consisted mainly of financial products issued by commercial banks in China with a variable interest rate indexed to the performance of underlying assets and a maturity date within one year when purchased. These investments may earn yields substantially lower than anticipated, and the fair values of our investments could fluctuate significantly, due to uncertainties in valuation, among other factors. Any failure to realize the benefits we expected from these investments or significant fluctuations in the fair value of these investments may materially and adversely affect our business and financial results. Impairment losses on long-term investments of RMB7.0 million, RMB10.3 million and RMB43.7 million (US$6.2 million) were recognized in 2021, 2022 and 2023, respectively.

If we fail to retain existing or attract new advertising customers, our business, financial condition and results of operations may be materially and adversely affected.

We generated net revenues of RMB593.9 million, RMB672.4 million and RMB1,331.9 million (US$187.6 million) in 2021, 2022 and 2023, respectively, from online marketing services. We cannot assure you that we will be able to retain our advertising customers in the future, attract new advertising customers continuously or be able to retain our advertising customers at all. If our advertising customers find that they can generate better returns elsewhere, or if our competitors provide better advertising services to suit our advertising customers’ goals, we may lose our advertising customers. In addition, third parties may develop and use certain technologies to block the display of our advertising customers’ advertisements on our platform, which may in turn cause us to lose advertising customers and adversely affect our results of operations. Since many of our advertising customers are not bound by long-term contracts, they may lessen or discontinue advertising arrangements with us easily without incurring material liabilities. Failure to retain existing advertising customers or attract new advertising customers may materially and adversely affect our financial condition and results of operations. In addition, a significant portion of our brand advertising customers have entered into advertising agreements with us through various third-party advertising agencies. As a result, we rely on third-party advertising agencies for sales to, and collection of payment from, our brand advertisers. The financial soundness of our advertising customers and advertising agencies may affect our collection of accounts receivable.

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

The AI industry faces changing laws and regulations, significant upfront investments and commercialization uncertainties. Integrating AI into our products and service offerings could lead to potential infringement claims and higher costs for regulatory compliance.

We are incorporating AI into various parts of our product and service offerings. For instance, in 2023, we launched our own large language model, Ziyue, and unveiled a suite of AI-driven tools underpinned by Ziyue’s capabilities. As with most emerging technologies, AI comes with its own set of risks and challenges that could affect its adoption and our business. AI algorithms may be flawed, and the data used could be incomplete or biased. Inappropriate or controversial data practices, by us or by others, could limit the acceptance of our AI-enhanced products and content. Certain AI applications could trigger ethical issues. Should our AI-based offerings become controversial due to their effects on human rights, privacy, employment, or other social matters, we risk reputational harm or legal repercussions. While the generative AI technology has the potential to streamline content creation processes and reduce costs, there may be significant upfront investments required for businesses to integrate generative AI into our products and service offerings. Also, uncertainty exists with respect to the economic feasibility of commercializing generative AI. Although generative AI holds much promise for commercial applications, there still exists substantial uncertainties, such as quality and reliability of outputs, customer acceptance and clear industry standards, which need to be addressed before widespread adoption.

Additionally, there are uncertainties around the ownership and intellectual property protection of AI generated content, or AIGC. Using AIGC tools could also lead to potential intellectual property infringement and other legal issues. If we are unable to obtain any needed authorization or licenses for using AIGC tools, whether due to failure to identify the rights holder or any other reason, we might infringe on others’ rights and encounter claims. Such third-party infringement claims might lead to monetary claims, increasing licensing or usage fees or less content for our users.

The regulatory and legal framework on generative AI is constantly evolving. On November 25, 2022, the CAC, the MIIT and the Ministry of Public Security jointly issued the Administrative Provisions on Deep Synthesis of Internet Information Services, which became effective on January 10, 2023. According to these Provisions, no organization or individual may use deep synthesis services to produce, reproduce, release or disseminate information prohibited by laws and administrative regulations, or to engage in activities that endanger national security and interests, damage the national image, infringe upon social public interests, disrupt the economic and social order or undermine the legitimate rights and interests of others. Additionally, the providers of deep synthesis services shall, among other things, establish and maintain management systems for algorithmic mechanism review, data security and personal information protection. On July 10, 2023, the CAC published the Provisional Administrative Measures for Generative Artificial Intelligence Services, which took effect on August 15, 2023. These Measures provide, among others, that any providers of generative AI products with public opinion attributes or social mobilization capabilities shall conduct security assessment in accordance with relevant regulations, and complete the filing procedures in accordance with the Administrative Provisions on Internet Information Service Algorithm Recommendation. See “Item 4. Information on the Company—4.B. Business Overview—Regulations—Regulations Related to Generative AI” for details on regulations over Generative AI in the PRC. However, since these laws and regulations are still relatively new and significant uncertainties remain with respect to their interpretation and implementation, we cannot assure you whether we will be able to comply with the requirements of such laws and regulations in a timely manner or at all. If we are unable to complete all necessary filings and/or assessments, or to comply with applicable laws and regulations, or if we have any dispute with any third party relating to intellectual property or data security, our reputation, business operation and financial condition may be materially and adversely affected.

Failure to maintain optimal inventory levels could increase our inventory holding costs or cause us to lose sales.

Maintaining optimal inventory levels is critical to our financial health. As of December 31, 2022 and 2023, the balance of our inventory accounted for approximately 12.4% and 16.7%, respectively, of our total current assets. We are exposed to inventory risks as a result of a variety of factors beyond our control, including changing consumption trends and preferences and launches of competing products. Moreover, for stocking purposes, we generally forecast demand for the products we sell ahead of the actual time of sale. We cannot assure you that we can accurately predict these trends and events and maintain adequate levels of inventory at all times. An unexpected decrease in the market demand for the products we sell could lead to excessive or obsolescent inventory, and we may write down the cost of our inventories to the estimated net realizable value due to slow-moving merchandise and damaged goods, which in turn may materially and adversely affect our financial condition and results of operations. On the other hand, inventory under-stock may cause us to lose sales and our business, financial condition, results of operations and prospects may also be materially and adversely affected.

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

We rely significantly on information technology and any failure, inadequacy, interruption or security lapse of that technology, including any cybersecurity incidents, could harm our ability to operate our business effectively.

We are heavily dependent on critical, complex and interdependent information technology systems, including internet-based systems, to support our business processes. Our information technology system security is continuously reviewed, maintained and upgraded in response to possible security breach incidents. Despite the implementation of these measures, our information technology systems are vulnerable to damage from external or internal security incidents, breakdowns, malicious intrusions, cybercrimes, malware, misplaced or lost data, programming or human errors or other similar events. System failures, accidents or security breaches could cause interruptions in our operations and could result in inappropriately accessed, tampered with, modified or stolen our data or a material disruption of our business operations and product development, in addition to possibly requiring substantial expenditures of resources to remedy. Such events could also lead to the loss of important information such as trade secrets or other intellectual property and could accelerate the development or manufacturing of competing products by third parties. To the extent that any disruption or security breach were to result in a loss of, or damage to, our data or applications, or inappropriate disclosure of confidential or proprietary information, we could incur liability and our research and development programs could be delayed.

We are subject to a variety of laws and other obligations regarding data protection, any failure to comply with applicable laws and obligations could have a material adverse effect on our business, financial condition and results of operations.

We are subject to various regulatory requirements relating to the security and privacy of data, including restrictions on the collection and use of personal information and requirements to take steps to prevent personal data from being divulged, stolen, or tampered with. See “Item 4. Information on the Company—4.B. Business Overview—Regulations—Regulations Related to Internet Information Security and Privacy Protection.” Regulatory requirements regarding the protection of data are constantly evolving and can be subject to differing interpretations or significant change, making the extent of our responsibilities in that regard uncertain. For example, the PRC Cyber Security Law became effective in June 2017, but there are great uncertainties as to the interpretation and application of the law. It is possible that those regulatory requirements may be interpreted and applied in a manner that is inconsistent with our practices. Further, the CAC issued the Provisions on the Cyber Protection of Children’s Personal Information on August 22, 2019, which took effect on October 1, 2019. The Provisions on the Cyber Protection of Children’s Personal Information requires, among others, that network operators who collect, store, use, transfer and disclose personal information of children under the age of 14 shall establish special rules and user agreements for the protection of children’s personal information, inform the children’s guardians in a noticeable and clear manner, and shall obtain the consent of the children’s guardians. On October 16, 2023, the CAC promulgated the Regulation on the Cyber Protection of Minors, which took effect on January 1, 2024. This regulation further improves the regulatory requirements relating to minors’ cyber protection, pursuant to which (i) network service providers shall prompt and take necessary protective measures once locating minors’ personal information or minors’ personal information is released through the Internet involving private information; (ii) the personnel handling personal information processors shall be approved by the relevant responsible person or his/her authorized management personnel before accessing minors’ personal information, document the instance of access, and implement technical measures to prevent any illegal processing of the personal information of minors. In addition, the PRC regulatory authorities have recently taken steps to strengthen the regulation on data protection and conducted several rounds of relevant inspections.

In addition, the PRC regulatory authorities have recently taken steps to strengthen the regulation on cybersecurity and data protection. On June 10, 2021, the Standing Committee of the National People’s Congress promulgated the PRC Data Security Law, effective on September 1, 2021. On August 20, 2021, the Standing Committee of the National People’s Congress promulgated the PRC Personal Information Protection Law, which has become effective on November 1, 2021. On January 4, 2022, the CAC published the Revised Cybersecurity Review Measures, effective on February 15, 2022 and repeal the Cybersecurity Review Measures promulgated on April 13, 2020. Such Measures further restate and expand the applicable scope of the cybersecurity review. Pursuant to the Cybersecurity Review Measures, critical information infrastructure operators that procure internet products and services, and network platform operators engaging in data processing activities, must be subject to the cybersecurity review if their activities affect or may affect national security. In addition, network platform operators holding over one million users’ personal information shall apply with the Cybersecurity Review Office for a cybersecurity review before conducting any public offering in a foreign country. On August 17, 2021, the state council promulgated the Regulations on Protection of Critical Information Infrastructure, which became effective on September 1, 2021. On January 4, 2022, the CAC published the Administrative Provisions on Internet Information Service Algorithm Recommendation on its website, effective on March 1, 2022. On July 7, 2022, the CAC published the Security Assessment Measures for Outbound Data Transfer, which became effective on September 1, 2022. On March 22, 2024, the CAC published the Provisions on Promoting and Regulating Cross-bound Data Flows. These newly promulgated laws and regulations reflect PRC government further attempts to strengthen the legal protection for the national network security, data security, the security of key information infrastructure and the security of personal information protection. See “Item 4. Information on the Company—4.B. Business Overview—Regulations—Regulations Related to Internet Information Security and Privacy Protection” for details on regulations over data protection and privacy in the PRC.

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

According to relevant PRC laws and regulations, no entities or individuals may provide internet audio-visual program services, which includes making and editing of audio-visual programs concerning educational content and broadcasting such content to the general public online, without a License for Online Transmission of Audio-Visual Programs issued by the State Administration of Press, Publication, Radio, Film and Television, or the SAPPRFT (currently known as National Radio and Television Administration), or its local bureaus or completing the relevant registration procedures with SAPPRFT or its local bureaus. And only state-owned or state-controlled entities are eligible to apply for a License for Online Transmission of Audio-Visual Programs. See “Item 4. Information on the Company—4.B. Business Overview—Regulations—Regulations Related to Online Transmission of Audio-Visual Programs.” However, there are still significant uncertainties relating to the interpretation and implementation of the Administrative Provisions on Internet Audio-Visual Program Service, or the Audio-Visual Program Provisions, in particular, the scope of “internet audio-visual programs.”

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

We may be deemed to provide certain services or conduct certain activities and thus be subject to certain licenses, approvals, permits, registrations and filings due to the lack of official interpretations of certain terms under internet related PRC regulations and laws. For example, certain content posted on our mobile apps and/or websites or otherwise posted by us may be deemed as “online performance” or “internet cultural products,” and our use of such content may be regarded as “internet cultural activities,” thus we may be required to obtain an Internet Culture Business Operating License for provision and operation of such content. In addition, due to the ambiguity of the definition of “online publishing service,” the online distribution of content, including our course materials, through our mobile apps, may be regarded as an “online publishing service” and therefore we may be required to obtain an Online Publishing License. In addition, we deliver certain courses in live-streaming format on our mobile apps which the relevant authorities may regard as a live-streaming platform and may thus require us to make necessary filings as a live-streaming platform. We or third parties post information on our mobile apps and websites that may be viewed as news information, and the release of such information on our mobile apps and websites may be deemed as Internet news information services and therefore require us to obtain Internet news information licenses. In addition, our current service offerings may be deemed to constitute “online education activities” under the Amended Implementation Rules, as a result of which we may be required to obtain a private school operating permit. Nevertheless, it remains uncertain whether the PRC government authorities would issue more explicit interpretation and rules or promulgate new laws and regulations on permits for online learning services. There can be no assurance that we will be able to successfully obtain corresponding permits in a timely manner or at all. If the government authorities deem printing and providing physical education materials to users as “publication distribution” under Administrative Provisions on the Publications Market, we may be required to obtain the Publication License. Moreover, the Opinions on Educational Apps require all of educational apps to be filed with competent provincial regulatory authorities in spheres of education. Following the release of the Opinions on Educational Apps, we filed our educational apps with relevant government authorities. However, to implement the Alleviating Burden Opinion, the MOE requires all educational apps that have already been filed with the relevant government authorities to be re-filed to make sure such educational apps comply with relevant compliance requirements under the Alleviating Burden Opinion, and we have already completed such re-filing for certain of our educational apps and are also in the process of re-filing certain other educational apps. As of the date of this annual report, we have not been subject to any material fines or other form of material regulatory or administrative penalties or sanctions due to the lack of any licenses, approvals, permits, registrations and filings. However, we cannot assure you that the PRC government authorities will not take a different view or will not require us to obtain any additional licenses, approvals, permits, registrations and filings, including without limitation to those mentioned above, in the future. Furthermore, although we have obtained a Value-Added Telecommunications Business Operating License, also known as the ICP License, that specifically permits us to provide certain internet information services, due to uncertainties with respect to the interpretation of relevant laws and regulations by PRC government authorities, we cannot assure you that our ICP License covers all the telecommunication services we currently provide, and in the event that our ICP License is found not to cover all the telecommunication services we currently provide, we may be required to obtain an additional Value-Added Telecommunications Business Operating License or to update our existing ICP License. On July 10, 2023, the CAC published the Provisional Administrative Measures for Generative Artificial Intelligence Services, or the Generative AI Services Measures, which took effect on August 15, 2023. The Generative AI Services Measures provide, among others, that any providers of generative AI products with public opinion attributes or social mobilization capabilities shall conduct security assessment in accordance with relevant regulations, and complete the filing procedures in accordance with the Administrative Provisions on Internet Information Service Algorithm Recommendation. As the Generative AI Services Measures were recently released, their promulgation and implementation may be subject to changes, and we cannot assure you that we may complete relevant assessment and filings as required thereunder in a timely manner or at all. Besides, we may develop new business lines or change the operations of certain of our current business among our PRC subsidiaries or VIEs, which may require us to obtain additional licenses, approvals, permits, registrations and filings while there can be no assurance that we are able to successfully obtain such licenses, approvals, permits, registrations and filings in a timely manner or at all. Failures to obtain or update such license, approvals, permits, registrations, assessment or filings may subject us to fines and other regulatory, civil or criminal liabilities, and we may be ordered by the competent government authorities to suspend our services, which will materially and adversely affect our business operation.

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

We have in the past acquired and invested in, and may continue to acquire and invest in, other businesses that we believe will help expand or enhance our existing offerings or achieve our strategic objectives. To the extent we acquire other companies and pay a consideration that exceeds the fair value of identifiable fair value of consideration assets and liabilities that the acquired company possesses, the excess of the purchase price over the fair value of the acquired identifiable assets and the assumed liabilities will be recorded as a goodwill. As of December 31, 2023, our goodwill amounted to RMB109.9 million (US$15.5 million), which was primarily derived from our historical acquisition, and our intangible assets amounted to RMB1.3 million (US$0.2 million). In accordance with U.S. GAAP, goodwill and indefinite-lived intangible assets shall be tested for impairment at least annually. Intangible assets with finite lives shall be tested for impairment if their carrying amounts may not be recoverable. If testing indicates that goodwill or intangible assets are impaired, their carrying amounts will be written down based on fair values. Any impairment losses of our goodwill and other intangible assets could adversely affect our financial position and results of operations. No impairment charge of goodwill was recognized in 2021, 2022 or 2023. Impairment losses on intangible assets from business combination of RMB56.8 million was recognized in 2021. No impairment loss in connection with our other intangible assets was recognized in 2022 or 2023.

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

Our management has concluded that our internal control over financial reporting is effective as of December 31, 2023. See “Item 15. Controls and Procedures—Management’s Annual Report on Internal Control over Financial Reporting.” Our independent registered public accounting firm has issued an attestation report, which has concluded that our internal control over financial reporting is effective as of December 31, 2023. However, there is no assurance that we or our auditor will not identify deficiencies in our internal control over financial reporting that are deemed to be material weaknesses and render our internal control over financial reporting ineffective for any future periods. If we fail to maintain the adequacy of our internal control over financial reporting, as these standards are modified, supplemented or amended from time to time, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404. However, if we fail to maintain effective internal control environment, we could suffer material misstatements in our financial statements and fail to meet our reporting obligations, which could cause investors to lose confidence in our reported financial information. This could in turn limit our access to capital markets, harm our results of operations, and lead to a negative impact on the trading price of our ADSs. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the NYSE, regulatory investigations and civil or criminal sanctions.

We have granted, and may continue to grant, share incentives, which may result in increased share-based compensation expenses.

We adopted two share incentive plans in February 2015 (as amended in April 2018) and April 2023, which we refer to as the 2015 Plan and 2023 Plan, respectively, for the purpose of granting share-based compensation awards to employees, officers, directors and consultants to incentivize their performance and promote the success of our business.

We account for compensation costs for share-based awards using a fair-value based method and recognize expenses in our consolidated statements of operations in accordance with U.S. GAAP. As of March 31, 2024, options to purchase a total of 3,680,851 ordinary shares and restricted share units representing a total of 525,824 ordinary shares were outstanding under the 2015 Plan, and no options or restricted share units were outstanding under the 2023 Plan. In addition, we recorded share-based compensation expenses of RMB1.0 million, RMB1.5 million and RMB0.4 million (US$0.1 million), respectively, allocated to us based on equity awards granted to our employees under NetEase’s RSU Plan, in 2021, 2022 and 2023. See “Item 7. Major Shareholders and Related Party Transactions—7.B. Related Party Transactions—Transactions with NetEase and Other Related Parties.”

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

In addition, our business could be affected by public health epidemics, such as the outbreak of COVID-19, avian influenza, severe acute respiratory syndrome, or SARS, Zika virus, Ebola virus, coronavirus or other disease. If any of our employees is suspected of having contracted a contagious disease, we may be required to apply quarantines or suspend our operations. Furthermore, any future outbreak may restrict economic activities in affected regions, resulting in reduced business volume, temporary closure of our offices or otherwise disrupt our business operations and adversely affect our results of operations.

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

On February 17, 2023, the CSRC released the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies, or the Overseas Listing Trial Measures, and five supporting guidelines, which came into effect on March 31, 2023. Pursuant to the Overseas Listing Trial Measures, domestic companies that seek to offer or list securities overseas, both directly and indirectly, should fulfill the filing procedure and report relevant information to the CSRC. In addition, domestic companies that have been listed on a foreign stock exchange prior to the effective date of the Overseas Listing Trial Measures are required to file with the CSRC within three working days after such domestic company completes a subsequent security offering on the foreign stock exchange on which its securities have been listed. Since the Overseas Listing Trial Measures was newly promulgated, its interpretation, application and enforcement remain unclear. If the filing procedure with the CSRC under the Overseas Listing Trial Measures is required for any future offerings, listing or any other capital raising activities by us, it is uncertain whether we could complete the filing procedure in a timely manner, or at all.

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

As of March 31, 2024, NetEase, our controlling shareholder beneficially owned 9.3% of our issued and outstanding Class A ordinary shares and 74.1% of our issued and outstanding Class B ordinary shares, representing 67.2% of the total voting power of our total issued and outstanding share capital (excluding 6,450,502 Class A ordinary shares repurchased in the form of ADSs). NetEase’s voting power gives it the power to control certain actions that require shareholder approval under Cayman Islands law, our memorandum and articles of association and NYSE requirements, including authorization of a plan of merger, changes to our memorandum and articles of association and an increase of the authorized share capital.

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

•

Our directors may have conflicts of interest. William Lei Ding, our director, is also the chief executive officer, a director and the largest shareholder of NetEase, as well as a nominee shareholder of certain of the VIEs. These relationships could create, or appear to create, conflicts of interest when William Lei Ding is faced with decisions with potentially different implications for NetEase and us.

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

Foreign investment in the value-added telecommunication services industry and certain other business in China is extensively regulated and subject to numerous restrictions or prohibitions. Pursuant to the list of special management measures for the market entry of foreign investment, or the Negative List, published by the National Development and Reform Commission (NDRC) and the Ministry of Commerce on December 27, 2021 and effective on January 1, 2022, with a few exceptions, foreign investors are generally not allowed to own more than 50% of the equity interests in a value-added telecommunication service provider.

We are a Cayman Islands company and our wholly owned PRC subsidiaries are currently considered foreign-invested enterprise. Accordingly, our PRC subsidiaries are not eligible to provide value-added telecommunication services and certain other business in China. To ensure strict compliance with the PRC laws and regulations, we conduct such business activities through Youdao Computer, Linjiedian Education and Youdao Guangzhou Computer, the VIEs. Youdao Information and Youdao Hangzhou, our wholly owned subsidiaries in China, have entered into a series of contractual arrangements with the VIEs and their shareholders, which enable us to (i) be considered as the primary beneficiary of the VIEs, (ii) receive substantially all of the economic benefits of the VIEs, and (iii) have an exclusive option to purchase all or part of the equity interests and assets in the VIEs when and to the extent permitted by PRC law. As a result of these contractual arrangements, we have been considered as the primary beneficiary of the VIEs for accounting purposes and hence consolidate their financial results as the VIEs under U.S. GAAP, to the extent the conditions of the VIEs under the U.S. GAAP are satisfied. See “Item 4. Information on the Company—4.C. Organizational Structure—Contractual Arrangements with the VIEs and the VIEs’ Respective Shareholders” for further details.

If the PRC government finds that our contractual arrangements for operating our value-added telecommunication services and other business do not comply with its restrictions on foreign investment in such business, or if the PRC government otherwise finds that we or the VIEs are in violation of PRC laws or regulations or lack the necessary permits or licenses to operate our and the VIEs’ business, the relevant PRC regulatory authorities, including the MIIT and SAIC, would have broad discretion in dealing with such violations or failures, including, without limitation:

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

However, these contractual arrangements may not be as effective as equity ownership in providing us with control over the VIEs. Any of the VIEs and its respective shareholders could breach their contractual arrangements with us by, among other things, failing to conduct their operations in an acceptable manner or taking other actions that are detrimental to our interests. In the event that the shareholders of the VIEs breach the terms of these contractual arrangements and voluntarily liquidate the VIEs, or the VIEs declares bankruptcy and all or part of its assets become subject to liens or rights of third-party creditors, or are otherwise disposed of without our consent, we may be unable to conduct some or all of our business operations or otherwise benefit from the assets held by our affiliated entities, which could have a material adverse effect on our and the VIEs’ business, financial condition and results of operations.

Most of the nominee shareholders of the VIEs are also beneficial owners of the company. Particularly, nominee shareholders of the VIEs are Mr. Feng Zhou, Chief Executive Officer and a shareholder of the company, Mr. Lei Ding, the chief executive officer, director and the largest shareholder of NetEase. Inc., our controlling shareholder, and Mr. Yinghui Wu, the Vice President and a shareholder of the company. The enforceability of the contractual agreements between us, the VIEs and their shareholders depends to a large extent upon whether the VIEs and their shareholders will fulfill these contractual agreements. Their interests in enforcing these contractual agreements may not align with our interests or the interests of our shareholders. If their interest diverges from that of our company and other shareholders, it may potentially increase the risk that they could seek to act contrary to these contractual arrangements. If any of the VIEs or their shareholders fail to perform their respective obligations under the contractual arrangements, we may be limited in our ability to enforce the contractual arrangements that allow us to be considered as the primary beneficiary of the VIEs for accounting purposes, and our ability to consolidate the financial results of the VIEs may be affected. We may have to incur substantial costs and expend additional resources to enforce such arrangements. We may also have to rely on legal remedies under PRC law, including seeking specific performance or injunctive relief, and contractual remedies, which we cannot assure you will be sufficient or effective under PRC law. In addition, if any third parties claim any interest in such shareholders’ equity interests in any of the VIEs, our ability to exercise shareholders’ rights or foreclose the share pledge according to the contractual arrangements may be impaired. If these or other disputes between the shareholders of the VIEs and third parties were to impair the contractual arrangements, our ability to consolidate the financial results of the VIEs would be affected, which would in turn result in a material adverse effect on our business, operations and financial condition. Our contractual arrangements are governed by PRC law and provide for the resolution of disputes through litigation in China. Accordingly, these agreements would be interpreted in accordance with PRC law and any disputes would be resolved in accordance with PRC legal procedures. The legal system in the PRC is not as developed as in some other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements. Meanwhile, there are very few precedents and little formal guidance as to how contractual arrangements in the context of a VIE should be interpreted or enforced under PRC law.

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

On March 15, 2019, the National People’s Congress of the PRC promulgated the Foreign Investment Law, which came into effect on January 1, 2020 and replaced the trio of existing laws regulating foreign investment in China, namely, the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-invested Enterprise Law, together with their implementation rules and ancillary regulations. The Foreign Investment Law embodies an expected PRC regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic investments. The enacted Foreign Investment Law does not mention concepts such as “actual control” and “controlling PRC companies by contracts or trusts” that were included in the previous drafts, nor did it specify regulation on controlling through contractual arrangements, and thus this regulatory topic remains unclear under the Foreign Investment Law. However, uncertainties still exist in relation to its interpretation and implementation. For instance, though the Foreign Investment Law does not explicitly classify contractual arrangements as a form of foreign investment, it contains a catch-all provision under the definition of “foreign investment,” which includes investments made by foreign investors in China through means stipulated in laws or administrative regulations or other methods prescribed by the State Council. Therefore, it still leaves leeway for future laws, administrative regulations or provisions promulgated by the State Council to provide for contractual arrangements as a form of foreign investment. Furthermore, if future laws, administrative regulations or provisions prescribed by the State Council mandate further actions to be taken by companies with respect to existing contractual arrangements, such as unwinding our existing contractual arrangements and/or disposal of our related business operations, we may face substantial uncertainties as to whether we can complete such actions in a timely manner, or at all. Failure to take timely and appropriate measures to cope with any of these or similar regulatory compliance challenges could materially and adversely affect our current corporate structure, corporate governance and business operations.

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

The PRC government has recently indicated an intent to exert more oversight over overseas offerings by and/or foreign investments in China-based issuers like us. For example, on July 6, 2021, relevant PRC government authorities promulgated the Opinions on Strictly Cracking Down on Illegal Securities Activities, which emphasized the need to strengthen the administration over “illegal securities activities” and the supervision on overseas listings by China-based companies, and proposed to take effective measures, such as promoting the construction of relevant regulatory systems to deal with the risks and incidents faced by China-based overseas-listed companies, although such opinions did not specify the definition of “illegal securities activities.” Such opinions further provided that the special provisions of the State Council on overseas offerings and listings by those companies limited by shares will be revised and therefore the duties of domestic industry competent authorities and regulatory agencies will be clarified. On February 17, 2023, the CSRC released the Overseas Listing Trial Measures and five supporting guidelines, which came into effect on March 31, 2023. Pursuant to the Overseas Listing Trial Measures, domestic companies that seek to offer or list securities overseas, both directly and indirectly, should fulfill the filing procedure and report relevant information to the CSRC. In addition, domestic companies that have been listed on a foreign stock exchange prior to the effective date of the Overseas Listing Trial Measures are required to file with the CSRC within three working days after such domestic company completes a subsequent security offering on the foreign stock exchange on which its securities have been listed. Since the Overseas Listing Trial Measures was newly promulgated, its interpretation, application and enforcement remain unclear. If the filing procedure with the CSRC under the Overseas Listing Trial Measures is required for any future offerings, listing or any other capital raising activities by us, it is uncertain whether we could complete the filing procedure in a timely manner, or at all.

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

On March 30, 2015, the SAFE promulgated the Circular on Reforming the Management Approach Regarding the Foreign Exchange Capital Settlement of Foreign-Invested Enterprises, or SAFE Circular 19, which took effect as of June 1, 2015. SAFE Circular 19 launched a nationwide reform of the administration of the settlement of the foreign exchange capitals of FIEs and allows FIEs to settle their foreign exchange capital at their discretion, but continues to prohibit FIEs from using the Renminbi fund converted from their foreign exchange capital for expenditure beyond their business scopes, providing entrusted loans or repaying loans between nonfinancial enterprises. The SAFE issued the Circular on Reforming and Regulating Policies on the Control over Foreign Exchange Settlement of Capital Accounts, or SAFE Circular 16, effective in June 2016. Pursuant to SAFE Circular 16, enterprises registered in China may also convert their foreign debts from foreign currency to Renminbi on a self-discretionary basis. SAFE Circular 16 provides an integrated standard for conversion of foreign exchange under capital account items (including but not limited to foreign currency capital and foreign debts) on a self-discretionary basis which applies to all enterprises registered in China. SAFE Circular 16 reiterates the principle that Renminbi converted from foreign currency-denominated capital of a company may not be directly or indirectly used for purposes beyond its business scope or prohibited by PRC laws or regulations, while such converted Renminbi shall not be provided as loans to its non-affiliated entities. On October 23, 2019, SAFE issued Notice of the State Administration of Foreign Exchange on Further Promoting the Facilitation of Cross-border Trade and Investment, or the Circular 28. Circular 28 allows non-investment foreign-invested enterprises to use their capital funds to make equity investments in China, provided that such investments do not violate the Negative List and the target investment projects are genuine and in compliance with PRC laws. However, there remains uncertainty as to the interpretation and application of Circular 28 and any other future foreign exchange related rules. Violations of these Circulars could result in severe monetary or other penalties. SAFE Circular 19 and SAFE Circular 16 may significantly limit our ability to use Renminbi converted from the net proceeds of our initial public offering, the concurrent private placements to Orbis and follow-on offering to fund the establishment of new entities in China by the VIEs, to invest in or acquire any other PRC companies through our PRC subsidiaries, or to establish new VIEs in China, which may adversely affect our and the VIEs’ business, financial condition and results of operations.

The PCAOB had historically been unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections of our auditor in the past has deprived our investors with the benefits of such inspections.

Our auditor, the independent registered public accounting firm that issues the audit report included elsewhere in this annual report, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. The auditor is located in mainland China, a jurisdiction where the PCAOB was historically unable to conduct inspections and investigations completely before 2022. As a result, we and our investors in the ADSs were deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in mainland China in the past has made it more difficult to evaluate the effectiveness of our independent registered public accounting firm’s audit procedures or quality control procedures as compared to auditors outside of mainland China that are subject to the PCAOB inspections. On December 15, 2022, the PCAOB issued a report that vacated its December 16, 2021 determination and removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. However, if the PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in mainland China and Hong Kong, and we use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the SEC, we and investors in our ADSs would be deprived of the benefits of such PCAOB inspections again, which could cause investors and potential investors in the ADSs to lose confidence in our audit procedures and reported financial information and the quality of our financial statements.

Our ADSs may be prohibited from trading in the United States under the Holding Foreign Companies Accountable Act, as amended by the Consolidated Appropriations Act, 2023, or the HFCAA, in the future if the PCAOB is unable to inspect or investigate completely auditors located in China. The delisting of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.

Pursuant to the HFCAA, if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspections by the PCAOB for two consecutive years because of a position taken by authorities in a foreign jurisdiction, the SEC will prohibit our shares or ADSs from being traded on a national securities exchange or in the over-the-counter trading market in the United States.

On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong and our auditor was subject to that determination. In May 2022, the SEC conclusively listed us as a Commission-Identified Issuer under the HFCAA following the filing of our annual report on Form 20-F for the fiscal year ended December 31, 2021. On December 15, 2022, the PCAOB removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. For this reason, we were not at risk of having our securities subject to a trading prohibition under the HFCAA unless a new determination is made by the PCAOB.

Each year, the PCAOB will determine whether it can inspect and investigate completely audit firms in mainland China and Hong Kong, among other jurisdictions. If the PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in mainland China and Hong Kong and we use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the SEC, we would be identified as a Commission-Identified Issuer following the filing of the annual report on Form 20-F for the relevant fiscal year and would be at risk of having our securities subject to a trading prohibition under the HFCAA. In accordance with the HFCAA, our securities would be prohibited from being traded on a national securities exchange or in the over-the-counter trading market in the United States if we are identified as a Commission-Identified Issuer for two consecutive years in the future. If our Class A ordinary shares and ADSs are prohibited from trading in the United States, there is no certainty that we will be able to list on a non-U.S. exchange or that a market for our securities will develop outside of the United States. A prohibition of being able to trade in the United States would substantially impair your ability to sell or purchase our ADSs when you wish to do so, and the risk and uncertainty associated with delisting would have a negative impact on the price of our ADSs. Also, such a prohibition would significantly affect our ability to raise capital on terms acceptable to us, or at all, which would have a material adverse impact on our business, financial condition, and prospects.

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

Among other things, the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, adopted by six PRC regulatory agencies in 2006 and amended in 2009, established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time-consuming and complex. Such regulation requires, among other things, that the MOFCOM be notified in advance of any change-of-control transaction in which a foreign investor acquires control of a PRC domestic enterprise or a foreign company with substantial PRC operations, if certain thresholds under the Provisions on Thresholds for Prior Notification of Concentrations of Undertakings, issued by the State Council in 2008 and lastly amended in 2024, are triggered. Moreover, the Anti-Monopoly Law promulgated by the Standing Committee of the NPC which became effective in 2008 and was last amended on June 24, 2022 requires that transactions which are deemed concentrations and involve parties with specified turnover thresholds must be cleared by the MOFCOM before they can be completed. On February 7, 2021, the Anti-Monopoly Commission of the State Council promulgated the Anti-Monopoly Guidelines for the Internet Platform Economy Sector that aims at specifying some of the circumstances under which an activity of internet platforms may be identified as monopolistic act as well as clarifying that concentration of undertakings involving VIE structure shall be subject to anti-monopoly review. In addition, PRC national security review rules which became effective in September 2011 require acquisitions by foreign investors of PRC companies engaged in military related or certain other industries that are crucial to national security be subject to security review before consummation of any such acquisition. Further, the Measures for the Security Review of Foreign Investments promulgated by the NDRC and MOFCOM which became effective from January 2021 requires that security review by relevant governmental authorities shall be conducted in accordance with the provisions of the Measures for foreign investments that affect or may affect national security. We may pursue potential strategic acquisitions that are complementary to our business and operations. Complying with the requirements of these regulations to complete such transactions could be time-consuming, and any required approval processes, including obtaining approval or clearance from the MOFCOM, may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share.

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

Furthermore, as the interpretation and implementation of these foreign exchange regulations has been constantly evolving, it is unclear how these regulations, and any future regulation concerning offshore or cross-border transactions, will be interpreted, amended and implemented by the relevant government authorities. For example, we may be subject to a more stringent review and approval process with respect to our foreign exchange activities, such as remittance of dividends and foreign-currency-denominated borrowings, which may adversely affect our financial condition and results of operations. In addition, if we decide to acquire a PRC domestic company, we cannot assure you that we or the owners of such company, as the case may be, will be able to obtain the necessary approvals or complete the necessary filings and registrations required by the foreign exchange regulations. This may restrict our ability to implement our acquisition strategy and could adversely affect our business and prospects.

Any failure to comply with PRC regulations regarding the registration requirements for employee stock incentive plans may subject the PRC plan participants or us to fines and other legal or administrative sanctions.

In February 2012, SAFE promulgated the Notices on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Publicly Listed Company, replacing earlier rules promulgated in 2007. Pursuant to these rules, PRC citizens and non-PRC citizens who reside in China for a continuous period of not less than one year who participate in any stock incentive plan of an overseas publicly listed company, subject to a few exceptions, are required to register with SAFE through a domestic qualified agent, which could be the PRC subsidiaries of such overseas-listed company, and complete certain other procedures. In addition, an overseas-entrusted institution must be retained to handle matters in connection with the exercise or sale of stock options and the purchase or sale of shares and interests. We and our executive officers and other employees who are PRC citizens or who reside in the PRC for a continuous period of not less than one year and who have been granted options are subject to these regulations. Failure to complete the SAFE registrations may subject them to fines and legal sanctions, there may be additional restrictions on the ability of them to exercise their stock options or remit proceeds gained from sale of their stock into the PRC. We also face regulatory uncertainties that could restrict our ability to adopt additional incentive plans for our directors, executive officers and employees under PRC law. See “Item 4. Information on the Company—4.B. Business Overview—Regulations—Regulations Related to Stock Incentive Plans.”

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

Sales of substantial amounts of ADSs in the public market, or the perception that these sales could occur, could adversely affect the market price of the ADSs and could materially impair our ability to raise capital through equity offerings in the future. As of March 31, 2024, we had 31,230,584 Class A ordinary shares (excluding 6,450,502 Class A ordinary shares repurchased in the form of ADSs) and 88,288,360 Class B ordinary shares outstanding. The ADSs representing our Class A ordinary shares sold in our initial public offering are freely transferable by persons other than our “affiliates” without restriction or further registration under the Securities Act. The remaining ordinary shares outstanding will be available for sale, subject to volume and other restrictions as applicable under Rules 144 and 701 under the Securities Act. We cannot predict what effect, if any, market sales of securities held by our significant shareholders or any other shareholder or the availability of these securities for future sale will have on the market price of the ADSs.

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

NetEase, Dr. Zhou and certain individual minority shareholders who are our employees collectively beneficially owned all of our issued and outstanding Class B ordinary shares as of the date of this annual report. As of March 31, 2024, these Class B ordinary shares constituted approximately 73.9% of our total issued and outstanding share capital and 89.5% of the aggregate voting power of our total issued and outstanding share capital (excluding 6,450,502 Class A ordinary shares repurchased in the form of ADSs). In particular, Class B ordinary shares owned by NetEase constituted approximately 54.7% of our total issued and outstanding share capital and 66.2% of the aggregate voting power of our total issued and outstanding share capital as of March 31, 2024 (excluding 6,450,502 Class A ordinary shares repurchased in the form of ADSs).

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

In general, a non-U.S. corporation is a PFIC for U.S. federal income tax purposes for any taxable year in which (i) 50% or more of the average value of its assets (generally determined on a quarterly basis) consists of assets that produce, or are held for the production of, passive income, or (ii) 75% or more of its gross income consists of passive income. For purposes of the above calculations, a non-U.S. corporation that owns (or is treated as owning for U.S. federal income tax purposes), directly or indirectly, at least 25% by value of the shares of another corporation is treated as if it held its proportionate share of the assets of the other corporation and received directly its proportionate share of the income of the other corporation. Passive income generally includes dividends, interest, rents, royalties and certain gains. Cash is a passive asset for these purposes. Goodwill and other intangible assets are generally characterized as active assets to the extent associated with business activities that produce active income.

Based on the composition of our income and assets and the estimated value of our assets, including goodwill and other intangible assets, which is based on the price of the ADSs, we believe that we were not a PFIC for our 2023 taxable year. However, our PFIC status for any taxable year will depend on the composition of our income and assets and the value of our assets from time to time (which may be determined, in large part, by reference to the market price of the ADSs, which has been volatile). Because we hold a substantial amount of cash and financial investments, fluctuations in the market price of our ADSs could cause us to become a PFIC for the current or any future taxable year if the value of our assets (including goodwill and other intangible assets) is determined by reference to our market capitalization. Moreover, it is not entirely clear how the contractual arrangements between us and the VIEs will be treated for purposes of the PFIC rules, and we may be or become a PFIC if the VIEs are not treated as owned by us for these purposes. In addition, the extent to which our goodwill should be characterized as an active asset is not entirely clear. Furthermore, our PFIC status for any taxable year is an annual determination that could be made only after the end of that year. Accordingly, there can be no assurance that we were not, or will not be, a PFIC for any taxable year. If we are a PFIC for any taxable year during which a U.S. taxpayer holds ADSs or Class A ordinary shares, the U.S. taxpayer generally will be subject to adverse U.S. federal income tax consequences, including increased tax liability on disposition gains and “excess distributions” and additional reporting requirements. See “Item 10. Additional Information—10.E. Taxation—Material U.S. Federal Income Tax Considerations—Passive Foreign Investment Company Rules.”

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

Between 2016 and 2022, we continued to expand our suite of smart devices, which primarily include Youdao Dictionary Pen, Youdao Listening Pod and Youdao Smart Learning Pad. We also strategically expanded our learning services to include a wide range of STEAM courses, catering to various age groups’ learning needs, which mainly consist of Youdao Weiqi and Youdao iCode.

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

In 2022, we completed the transition to become a leading technology-focused intelligent learning company, and have developed a comprehensive suite of product and service offerings. Since 2022, we introduced a number of new intelligent learning devices, primarily including (i) Youdao Dictionary Pen X5, which is equipped with the first dictionary pen smart operation system, (ii) Youdao Dictionary Pen X6 Pro, which is the first dictionary pen powered by our large language model, Ziyue, (iii) Youdao Smart Learning Pad, which is an AI-supported smart learning device that can track and present users’ leaning performances and provide personalized suggestions, and (iv) Youdao Listening Pod Pro, which customizes English listening content to cater to learners’ specific needs. For more information, see “Item 4. Information on the Company—4.B. Business Overview—Our Offerings—Smart Devices.” We also expanded our learning services and launched Youdao Literature Creative Writing, a series of services to develop and cultivate children’s humanistic literacy.

In 2023, leveraging the rapid advancement of generative AI technologies, we developed our own large language model (LLM), Ziyue, and unveiled a suite of AI-driven tools underpinned by Ziyue’s capabilities since 2023, including Hi Echo, an AI-driven digital human language coach providing personalized oral English speaking practice and real-time feedback, enabled through Ziyue, and Mr. P AI Tutor, a conversation-based tutorial function designed to extend the application of Ziyue to real-time and multi-modality tutoring across major subjects for students.

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

	As of December 31, 2022
	Youdao, Inc.	Other Subsidiaries	Primary beneficiaries of VIEs	VIEs and their subsidiaries	Eliminations	Total

	(RMB in thousands)
Cash and cash equivalents	30,418	57,967	456,641	238,585	—	783,611
Time deposits	—	—	273	—	—	273
Restricted cash	—	—	—	873	—	873
Short-term investments	—	—	210,796	21,356	—	232,152
Accounts receivable, net	—	207,679	27,455	170,005	—	405,139
Amounts due from NetEase Group	—	3,789	3,907	192	—	7,888
Amounts due from Youdao Group Companies(1)	2,932,344	143,829	1,206,593	1,393,802	(5,676,568)	—
Other assets	9,180	259,705	220,377	356,958	—	846,220
Total assets	2,971,942	672,969	2,126,042	2,181,771	(5,676,568)	2,276,156
Contract liabilities	—	23,669	26,587	1,017,029	—	1,067,285
Amounts due to NetEase Group	2,447	895	57,929	7,538	—	68,809
Amounts due to Youdao Group Companies(1)	—	360,472	4,465,751	850,345	(5,676,568)	—
Short-term loans from NetEase Group	—	—	878,000	—	—	878,000
Other current liabilities	4,382	410,837	546,923	202,382	—	1,164,524
Long-term loans from NetEase Group	522,345	—	—	—	—	522,345
Deficit/(Investment) in subsidiaries and VIEs(3)	3,976,660	3,841,106	(59,452)	—	(7,758,314)	—
Total liabilities	4,507,031	4,656,385	5,920,539	2,104,357	(13,434,882)	3,753,430
Total mezzanine equity	—	—	—	64,571	—	64,571
Youdao’s shareholders’ (deficit)/equity(3)	(1,535,089)	(3,976,660)	(3,794,497)	12,843	7,758,314	(1,535,089)
Noncontrolling interests	—	(6,756)	—	—	—	(6,756)
Total shareholders’ (deficit)/equity	(1,535,089)	(3,983,416)	(3,794,497)	12,843	7,758,314	(1,541,845)
Total liabilities and shareholders’ (deficit)/equity	2,971,942	672,969	2,126,042	2,181,771	(5,676,568)	2,276,156

	As of December 31, 2023
	Youdao, Inc.	Other Subsidiaries	Primary beneficiaries of VIEs	VIEs and their subsidiaries	Eliminations	Total

	(RMB in thousands)
Cash and cash equivalents	2,516	40,162	212,438	199,420	—	454,536
Time deposits	—	—	277	—	—	277
Restricted cash	—	—	290	105	—	395
Short-term investments	—	—	—	71,848	—	71,848
Accounts receivable, net	—	120,137	35,224	198,645	—	354,006
Amounts due from NetEase Group	—	1,619	3,144	21,354	—	26,117
Amounts due from Youdao Group Companies(1)	2,939,423	153,887	1,345,527	1,207,155	(5,645,992)	—
Other assets	1,687	256,970	170,654	329,705	—	759,016
Total assets	2,943,626	572,775	1,767,554	2,028,232	(5,645,992)	1,666,195
Contract liabilities	—	24,612	49,945	978,065	—	1,052,622
Amounts due to NetEase Group	3,769	2,758	62,588	13,315	—	82,430
Amounts due to Youdao Group Companies(1)	—	769,488	4,290,884	585,620	(5,645,992)	—
Short-term loans from NetEase Group	—	—	878,000	—	—	878,000
Other current liabilities	4,601	274,300	518,648	288,686	—	1,086,235
Long-term loans from NetEase Group	630,360	—	—	—	—	630,360
Deficit/(Investment) in subsidiaries and VIEs(3)	4,491,632	3,991,277	(120,299)	—	(8,362,610)	—
Total liabilities	5,130,362	5,075,109	5,690,720	1,907,709	(14,008,602)	3,795,298
Total mezzanine equity	—	—	—	37,961	—	37,961
Youdao’s shareholders’ (deficit)/equity(3)	(2,186,736)	(4,491,632)	(3,923,166)	52,188	8,362,610	(2,186,736)
Noncontrolling interests	—	(10,702)	—	30,374	—	19,672
Total shareholders’ (deficit)/equity	(2,186,736)	(4,502,334)	(3,923,166)	82,562	8,362,610	(2,167,064)
Total liabilities, mezzanine equity and shareholders’ (deficit)/equity	2,943,626	572,775	1,767,554	2,028,232	(5,645,992)	1,666,195

	For the Year Ended December 31, 2021
	Youdao, Inc.	Other Subsidiaries	Primary beneficiaries of VIEs	VIEs and their subsidiaries	Eliminations	Total

	(RMB in thousands)
Net revenues:
Third-party net revenues	—	233,070	1,032,114	2,750,610	—	4,015,794
Intra-Group net revenues related to technical consulting and related services(4)	—	128,974	2,092,225	—	(2,221,199)	—
Other intra-Group net revenues(5)	—	549,236	46,851	941	(597,028)	—

Total net revenues	—	911,280	3,171,190	2,751,551	(2,818,227)	4,015,794
Cost and expenses:
Third-party cost and expenses	(13,048)	(873,420)	(3,511,302)	(561,272)	—	(4,959,042)
Intra-Group cost and expenses related to technical consulting and related services(4)	—	—	—	(2,221,199)	2,221,199	—
Other intra-Group cost and expenses(5)	—	(34,756)	(551,599)	(10,673)	597,028	—

Total cost and expenses	(13,048)	(908,176)	(4,062,901)	(2,793,144)	2,818,227	(4,959,042)
(Loss)/Income from operations	(13,048)	3,104	(891,711)	(41,593)	—	(943,248)
Share of loss of subsidiaries and VIEs(3)	(989,148)	(806,306)	(55,055)	—	1,850,509	—
Net loss from continuing operations	(995,655)	(791,025)	(931,396)	(58,520)	1,850,509	(926,087)
Net loss from discontinued operations						(100,267)
Net loss attributable to ordinary shareholders of the company	(995,655)	(989,148)	(834,408)	(26,953)	1,850,509	(995,655)

	For the Year Ended December 31, 2022
	Youdao, Inc.	Other Subsidiaries	Primary beneficiaries of VIEs	VIEs and their subsidiaries	Eliminations	Total

	(RMB in thousands)
Net revenues:
Third-party net revenues	—	1,321,894	185,818	3,505,470	—	5,013,182
Intra-Group net revenues related to technical consulting and related services(4)	—	—	2,767,812	—	(2,767,812)	—
Other intra-Group net revenues(5)	—	380,029	151,876	10,512	(542,417)	—

Total net revenues	—	1,701,923	3,105,506	3,515,982	(3,310,229)	5,013,182
Cost and expenses:
Third-party cost and expenses	(12,861)	(1,772,728)	(3,242,309)	(759,964)	—	(5,787,862)
Intra-Group cost and expenses related to technical consulting and related services(4)	—	—	—	(2,767,812)	2,767,812	—
Other intra-Group cost and expenses(5)	—	(146,346)	(393,386)	(2,685)	542,417	—

Total cost and expenses	(12,861)	(1,919,074)	(3,635,695)	(3,530,461)	3,310,229	(5,787,862)
Loss from operations	(12,861)	(217,151)	(530,189)	(14,479)	—	(774,680)
Share of loss of subsidiaries and VIEs(3)	(701,280)	(499,247)	(63,392)	—	1,263,919	—
Net loss from continuing operations	(727,032)	(706,110)	(539,015)	(31,540)	1,263,919	(739,778)
Net loss from discontinued operations						(6,105)
Net loss attributable to ordinary shareholders of the company	(727,032)	(701,280)	(544,883)	(17,756)	1,263,919	(727,032)

	For the Year Ended December 31, 2023
	Youdao, Inc.	Other Subsidiaries	Primary beneficiaries of VIEs	VIEs and their subsidiaries	Eliminations	Total

	(RMB in thousands)
Net revenues:
Third-party net revenues	—	1,052,123	205,027	4,132,058	—	5,389,208
Intra-Group net revenues related to technical consulting and related services(4)	—	—	2,881,029	—	(2,881,029)	—
Other intra-Group net revenues(5)	—	427,601	189,772	16,871	(634,244)	—

Total net revenues	—	1,479,724	3,275,828	4,148,929	(3,515,273)	5,389,208
Cost and expenses:
Third-party cost and expenses	(8,970)	(1,637,356)	(3,048,984)	(1,160,224)	—	(5,855,534)
Intra-Group cost and expenses related to technical consulting and related services(4)	—	—	—	(2,881,029)	2,881,029	—
Other intra-Group cost and expenses(5)	—	(131,472)	(439,158)	(63,614)	634,244	—

Total cost and expenses	(8,970)	(1,768,828)	(3,488,142)	(4,104,867)	3,515,273	(5,855,534)
(Loss)/Income from operations	(8,970)	(289,104)	(212,314)	44,062	—	(466,326)
Share of (loss)/income of subsidiaries and VIEs(3)	(504,965)	(179,866)	38,623	—	646,208	—
Net (loss)/income attributable to ordinary shareholders of the company	(549,935)	(504,965)	(175,175)	33,932	646,208	(549,935)

	For the Year Ended December 31, 2021
	Youdao, Inc.	Other Subsidiaries	Primary beneficiaries of VIEs	VIEs and their subsidiaries	Eliminations	Total

	(RMB in thousands)
Cash flows from operating activities:
Net cash (used in)/provided by transactions with third parties	(7,763)	(868,319)	(3,748,495)	3,278,167	—	(1,346,410)
Net cash provided by/(used in) transactions with intra-Group companies related to technical consulting and related services	—	19,500	2,389,800	(2,409,300)	—	—
Net cash (used in)/provided by other transactions with intra-Group companies	(1,277)	573,599	(571,623)	(699)	—	—

Net cash (used in)/provided by operating activities	(9,040)	(275,220)	(1,930,318)	868,168	—	(1,346,410)
Cash flows from investing activities:
Net cash provided by transactions with third parties	9,843	12,655	16,026	8,550	—	47,074
Loan made to subsidiaries(2)	(1,759,925)	—	—	—	1,759,925	—

Net cash (used in)/provided by investing activities	(1,750,082)	12,655	16,026	8,550	1,759,925	47,074
Cash flows from financing activities:
Net cash provided by transactions with third parties	1,783,713	—	—	—	—	1,783,713
Loan received from parent company(2)	—	105,480	1,654,445	—	(1,759,925)	—

Net cash provided by financing activities	1,783,713	105,480	1,654,445	—	(1,759,925)	1,783,713

	For the Year Ended December 31, 2022
	Youdao, Inc.	Other Subsidiaries	Primary beneficiaries of VIEs	VIEs and their subsidiaries	Eliminations	Total

	(RMB in thousands)
Cash flows from operating activities:
Net cash (used in)/provided by transactions with third parties	(20,057)	(563,565)	(2,970,139)	2,950,638	—	(603,123)
Net cash provided by/(used in) transactions with intra-Group companies related to technical consulting and related services	—	—	2,944,165	(2,944,165)	—	—
Net cash (used in)/provided by other transactions with intra-Group companies	(488)	534,758	54,872	(589,142)	—	—

Net cash (used in)/provided by operating activities	(20,545)	(28,807)	28,898	(582,669)	—	(603,123)
Cash flows from investing activities:
Net cash provided by/(used in) transactions with third parties	—	26,607	161,498	(62,282)	—	125,823
Capital injection to subsidiaries (3)	—	—	(25,000)	—	25,000	—
Loan made to subsidiaries (2)	(272,940)	—	(30,000)	—	302,940	—
Repayment of loan from subsidiaries (2)	14,354	—	—	—	(14,354)	—

Net cash (used in)/provided by investing activities	(258,586)	26,607	106,498	(62,282)	313,586	125,823
Cash flows from financing activities:
Net cash provided by transactions with third parties	184,649	—	—	—	—	184,649
Capital contribution to subsidiaries (3)	—	25,000	—	—	(25,000)	—
Loan received from parent company and primary beneficiaries of VIEs (2)	—	30,000	272,940	—	(302,940)	—
Repayment of loan to parent company (2)	—	(14,354)	—	—	14,354	—

Net cash provided by financing activities	184,649	40,646	272,940	—	(313,586)	184,649

	For the Year Ended December 31, 2023
	Youdao, Inc.	Other Subsidiaries	Primary beneficiaries of VIEs	VIEs and their subsidiaries	Eliminations	Total

	(RMB in thousands)
Cash flows from operating activities:
Net cash (used in)/provided by transactions with third parties	(43,508)	(815,161)	(2,922,369)	3,342,893	—	(438,145)
Net cash provided by/(used in) transactions with intra-Group companies related to technical consulting and related services	—	—	3,287,474	(3,287,474)	—	—
Net cash (used in)/provided by other transactions with intra-Group companies	(6,761)	498,924	(444,799)	(47,364)	—	—

Net cash (used in)/provided by operating activities	(50,269)	(316,237)	(79,694)	8,055	—	(438,145)
Cash flows from investing activities:
Net cash (used in)/provided by transactions with third parties	—	(19,615)	198,176	(52,988)	—	125,573
Capital injection to VIE (3)	—	—	(5,000)	—	5,000	—
Loan made to subsidiaries (2)	—	—	(361,000)	—	361,000	—
Repayment of loan from subsidiaries (2)	41,309	—	3,500	—	(44,809)	—

Net cash provided by/(used in) investing activities	41,309	(19,615)	(164,324)	(52,988)	321,191	125,573
Cash flows from financing activities:
Net cash used in transactions with third parties	(18,942)	—	—	—	—	(18,942)
Capital contribution to VIE (3)	—	—	—	5,000	(5,000)	—
Loan received from primary beneficiaries of VIEs (2)	—	361,000	—	—	(361,000)	—
Repayment of loan to parent company and primary beneficiaries of VIEs (2)	—	(44,809)	—	—	44,809	—

Net cash (used in)/provided by financing activities	(18,942)	316,191	—	5,000	(321,191)	(18,942)

Notes:

(1)	It represents the elimination of intercompany balances among Youdao, Inc., other subsidiaries, primary beneficiaries of the VIEs, and the VIEs and their subsidiaries.
(2)	It represents the elimination of loans from Youdao, Inc. to other subsidiaries and primary beneficiaries of the VIEs, and loans from primary beneficiaries of the VIEs to other subsidiaries.
(3)	It represents the elimination of the investments among Youdao, Inc., other subsidiaries, primary beneficiaries of the VIEs, and the VIEs and their subsidiaries.
(4)	It represents the elimination of the intercompany technical consulting and related services at the consolidation level.
(5)	It represents the elimination of other intercompany transactions at the consolidation level.

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

What Youdao Offers

Youdao was founded in 2006 as part of NetEase, a leading internet technology company in China, dedicated to providing online services centered around content, community, communication and commerce. In 2007, we launched our flagship Youdao Dictionary, which is China’s leading language app. Youdao Dictionary had 45.8 million average MAUs in 2023.

The early success of Youdao Dictionary has enabled us to attract a massive user base, build a strong brand, and expand into a broad range of products and services addressing people’s lifelong learning needs:

•

Online knowledge or AI tools—a collection of dictionaries, empowered by leading-edge technologies, as well as a series of AI tools powered by Ziyue LLM. Our online knowledge tools are convenient, smart and powerful. We offer most of our online knowledge tools for free, but monetize their massive user bases mainly through advertising. Our AI tools features AI-based technologies to facilitate personalized and efficient learning and usually we offer them through users’ subscription. As these tools become ubiquitous in people’s lives, they have also helped drive organic user traffic to our learning services and other products and services.

•

Learning services—primarily include (1) digital content services, which provide interactive learning features, primarily including Youdao Lingshi and Youdao Literature, (2) STEAM courses (operated mainly through Youdao Premium Courses), mainly consisting of Youdao Weiqi and Youdao iCode, (3) adult and vocational courses (operated through NetEase Cloud Classroom) including foreign language courses, post-graduate school entrance exam prep courses, vocational education courses, digital skills training courses, and other courses such as China University MOOC. We use our extensive experience and know-how from the current course offerings to train instructors and teaching assistants and inform our course development, which help us attract and retain students. We integrate our core technologies into the learning and teaching process to create an engaging, interactive and customized learning experience across our learning services.

•

Smart devices—primarily include Youdao Dictionary Pen, Youdao Listening Pod and Youdao Smart Learning Pad. Our approach to such devices is a seamless integration of AI algorithms and data processing into hardware devices that supplement our online knowledge or AI tools and learning services. Our smart devices allow us to further enhance users’ learning experience and efficiency.

•	Education digitalization solutions—include technologies and solutions licensed to schools or enterprise customers, such as Youdao Smart Learning Terminal, Youdao Smart Cloud and Youdao Sports.

•	Online marketing services—the provision of different formats of advertisement, mainly including performance-based advertising services and brand advertising services.

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

Our Technologies

Our leadership in technology is built by our smart, creative, diverse and dedicated team. We had a team of 1,005 R&D and related personnel as of December 31, 2023, whose expertise spans a broad range of disciplines, from natural language processing and computer vision, to automatic speech recognition, machine learning and data mining. We have also founded Youdao AI Lab, our innovation center, to drive technology, enhance innovation and nurture aspiring engineers and entrepreneurs to propel our long-term growth.

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

•

Large language model (LLM). We leverage the language understanding and generation from the LLM to achieve customized learning functions, and have developed our proprietary LLM “Ziyue.” Ziyue integrates the knowledge of different school subjects and provides students with personalized analysis and instructions, which can be used in various application scenarios, including translation, oral language tutoring and composition mentoring. We have applied Ziyue to our learning services, such as AIBox in Youdao Desktop Translation, and our smart devices, such as Hi Echo in Youdao Dictionary Pen and Youdao Smart Learning Pad.

Our Offerings

A Holistic Product Innovation Approach

Learning is a lifelong process. With this in mind, we offer a comprehensive portfolio of smart devices and learning services to cater to people’s varying learning needs throughout their lives.

•	Online knowledge or AI tools, including Youdao Dictionary and other dictionary and translation tools, as well as AI-based learning tools powered by our Ziyue LLM, such as Hi Echo and Mr. P AI Tutor;

•	Learning services, mainly including digital content services, STEAM courses, adult and vocational courses, and other courses such as China University MOOC;

•	Smart devices, primarily including Youdao Dictionary Pen, Youdao Listening Pod and Youdao Smart Learning Pad;

•

Education digitalization solutions, mainly including technologies and solutions licensed to schools or enterprise customers, such as Youdao Smart Learning Terminal, Youdao Smart Cloud and Youdao Sports; and

•	Online marketing services, mainly including performance-based advertising services and brand advertising services.

We take an integrated, holistic approach to grow and manage our offerings, resulting in significant economies of scale and synergies. The massive loyal user base of our knowledge tools and services generates organic traffic to our other product and service offerings with a strong potential for monetization. As we continued to develop our learning services primarily including digital content services, STEAM courses and adult and vocational courses, we also benefitted from our strong course and content development capabilities, accumulated from developing our Academic AST Business historically. These synergies have effectively lowered our product development and user acquisition costs, allowing us to invest in technology and launch new offerings in a scalable way.

Our offerings are fully integrated from a technology and data perspective—we have built our core technologies to support the full range of our offerings, and through our massive user base, we have amassed extensive data to deepen our data insights and train our algorithms to drive operational efficiencies and enhance user experience across our offerings.

Online Knowledge or AI Tools

Youdao Dictionary

Launched in 2007, Youdao Dictionary is our very first major product and flagship online language tool. Today, it is China’s most popular and trusted online dictionary and translation tool. Youdao Dictionary has the following core features and strengths:

Extensive content. Youdao Dictionary provides users with easy and intuitive access to concise dictionaries created by our in-house editorial staff. Powered by web reference mining technologies, it also provides an extensive array of machine-generated language-related content, including audio pronunciations, internet slang, buzzwords and bilingual example sentences. Users can also access 24 licensed dictionaries and encyclopedias, such as the New Oxford English-Chinese Dictionary and Collins Comprehensive English-English-Chinese Dictionary. As of December 31, 2023, Youdao Dictionary offered over 672 million entries across 109 languages.

Superior translation results. Youdao Dictionary translates words, sentences or even paragraphs as one speaks, types, writes or takes a picture. As of December 31, 2023, Youdao Dictionary supported two-way translation across 109 languages. In 2023, Youdao Dictionary processed a daily average of 66.1 million translation queries, making it one of the most frequently used online translation services in China. We believe Youdao Dictionary delivers best-in-class accuracy and translation quality, powered by our proprietary NMT engine, which continually learns how to deliver more accurate and natural-sounding translation from a massive web and user database.

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

Currently, Youdao Dictionary is accessed mostly through our Youdao Dictionary mobile app that incorporates the full range of our online dictionary and translation services, although users can access the online dictionary functions and the translation functions through respective websites. Most of Youdao Dictionary’s functions are offered to users free of charge, with the option for users to pay monthly, semi-annual or annual subscription fees for additional privileges, features and content.

Other Online Dictionary and Translation Tools

In addition to Youdao Dictionary, we offer the following online dictionary and translation tools to address diverse user needs:

•

Youdao Translation, a tool specifically designed to support translation needs of business and leisure travelers across over 31 languages via camera and speech translation. Youdao Translation had 9.4 million average MAUs in 2023.

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

AI Tools

In 2023, we launched Ziyue, our own large language model (LLM). Ziyue is China’s first LLM specifically for the education sector. Ziyue quickly distinguished itself by driving a suite of AI-powered educational products and services. In 2023, we successfully completed the filing of Ziyue with the Cyberspace Administration of China, a move that underlines regulatory confidence in our technological expertise and responsible innovation.

In 2023, we launched Hi Echo, an AI-driven virtual English-speaking tutor. Hi Echo is the world’s first digital human language coach. Hi Echo, powered by Ziyue, offers personalized English language practice, tailored to each user’s abilities and preferences. This innovative language coach was first launched on the Youdao Dictionary Pen X6 Pro in August 2023, followed by a mobile app version in October that quickly amassed over 100,000 users. With a comprehensive library of expressions and authentic accents, Hi Echo provides customized advice aimed at enhancing English proficiency. Covering diverse topics across different dialogue scenarios, Hi Echo enables users to engage in realistic conversational settings. Additionally, Hi Echo’s unique evaluation system offers real-time feedback on content, pronunciation, and grammar, ensuring a holistic learning experience.

In 2024, we launched Mr. P AI Tutor, a conversation-based tutorial function designed to extend the application of Ziyue to real-time and multi-modality tutoring across major subjects for students. This innovative AI tutor was first launched with Youdao Smart Learning Pad X20 in January 2024 and has been well received by users.

Additionally, throughout 2023, we launched the following products and features powered by the Ziyue LLM:

•

AIBox, an integral part of Youdao Desktop Translation and fueled by the capabilities of Ziyue, is a powerful tool for enhancing written communication. It offers users sentence refinement, grammar correction, writing suggestions, and text summarization;

•	AI writing refinement offers sophisticated writing assistance that extends beyond simple grammar corrections, delving into the refinement of sentence structure and the coherence of paragraphs;

•	AI translation, which delivers precise and contextually accurate translations;

•	AI University Application Adviser, a sophisticated tool designed to guide students through the often complex and daunting process of selecting colleges;

•

AI Q&A, an advanced question-and-answer feature designed to provide users with instant, accurate answers to a vast array of queries relating to learning English as a foreign language. Leveraging the power of Ziyue, AI Q&A can understand and process natural language questions, offering responses that are not only relevant but also contextually rich;

•

AI quiz recommendation, a feature designed to enhance learning; after students watch educational videos, it offers tailored quiz questions to both reinforce their understanding and evaluate their grasp of the material; and

•	AI grammar instruction, a feature designed to provide grammar instructions and explanations when processing translation queries.

Learning Services

We have developed comprehensive offerings of learning services catering to the diverse learning needs of different age groups. Our learning service offerings mainly consist of (i) digital content services; (ii) STEAM courses; and (iii) adult and vocational courses.

Digital Content Services

In 2022, we launched digital content services with interactive learning features, primarily including Youdao Lingshi and Youdao Literature. For example, within Youdao Lingshi, we customize learning tracks for students based on their diverse and ever-evolving learning needs, providing them with personalized exercise banks and quizzes to enhance their learning experience. In addition, our pre-recorded video tutorials offer fragmented knowledge and exercises to help students achieve superior learning outcomes. Furthermore, we also offer college admission consultation services for students.

STEAM Courses

In connection with our disposal of our Academic AST Business, we have been strategically shifting our focus to offering STEAM courses under the brand of Youdao Premium Courses. Our current STEAM courses primarily include (i) Youdao Weiqi, (ii) computer coding courses and (iii) other STEAM courses.

•

Youdao Weiqi. We launched Youdao Weiqi (Youdao Zongheng in Chinese) in 2020, an interest course that combines unique animation teaching with AI-powered quizzes and practices. Leveraging our proprietary AI technology, students can practice adaptively with various levels of difficulty, and we will generate learning reports automatically for both parents and students, including an intelligent analysis on diverse capabilities. In 2021, we upgraded our Weiqi AI system and launched a WeChat mini-program, which features real-time assessments and interactive functions so that students can check their learning progress on their mobile devices in real-time. In 2022, we launched the First National Children’s Weiqi Open Championship in collaboration with Chinese Weiqi Association and Jiangsu Chess Sports Association. We also launched the Youdao Boardgame Academy app in the same year, on which users can learn Go and chess with the help of our AI technology and play against each other. In 2023, we launched the Second National Children’s Weiqi Open Championship in collaboration with Chinese Weiqi Association.

•

Computer coding courses. Through iCode, we offer a wide range of online coding courses on professional computer coding, such as Scratch, Python and C++. We develop the iCode curriculum by ourselves and in collaboration with experts from renowned institutions in China. In 2021, we launched a new C++ offline course, in response to our users’ diverse and evolving needs. Youdao iCode features a Certified Software Professional assessment tool, which allows students to better track their programming learning progress. According to China Computer Federation, the organizing body of Certified Software Professional and National Olympiad in Informatics in Provinces contests, Youdao iCode became a Programming Trainer Accreditation (PTA) member in September 2021. In 2022, we launched the self-developed ranking estimation system for CSP-J/S with an accuracy rate of 98%, which is a pioneering product in the informatics training industry. In 2023, 340 students from our coding courses received awards in the CSP competition, including 106 students winning the first prize.

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

•

Foreign language courses. We offer courses for postsecondary students wishing to improve their English proficiency and English language skills in specific areas, such as grammar, vocabulary or oral communications. We also provide preparation courses for students looking to take various English proficiency tests, ranging from TOEFL and IELTS, to the English test in the post-graduate entrance exams and other English certification exams in China. Our popular foreign language courses include Practical English designed to teach English grammar in a logical, systematic, and easily digestible way using a formulaic approach to understand complex grammatical forms. We also offer practice exercises for students to test what they learn and see personalized feedback and analysis generated by algorithms.

•

Professional certification and skill courses. Our professional certification and skill course offerings mainly consist of certification preparation courses covering various professions, such as IT, accounting, human resources and teaching, all designed to equip students with the skills and knowledge sets required in workplaces to elevate their career prospects.

•

Other courses. Our other courses primarily include China University MOOC. MOOC stands for “massive open online course,” which is a course designed to offer free or low-cost access to learning resources to a wide audience. In collaboration with the Higher Education Press, a publishing house under the supervision of the Ministry of Education of the PRC, we operate China University MOOC, a platform offering online courses primarily targeting college students and adults in China. Our China University MOOC courses mainly include:

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

China University MOOC offered 10,946 courses as of December 31, 2023, making it the leading MOOC platform in China. The China University MOOC courses are either prerecorded or live-streamed.

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

Our adult and vocational courses are either prerecorded or delivered in a live format. These courses are developed by ourselves in-house or by third parties, and for those courses developed by third parties, we are authorized by the course content developers to offer the courses on our online platforms and share with them the revenues generated from the sales of the courses.

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

•

Knowledge graph. Based on our AI technology and data analytics, we have built massive “knowledge graphs” depicting different knowledge points, concepts and learning objectives, and supported a large quiz bank curated by our course development professionals to help students understand the subject matter. As of December 31, 2023, we have created 111 sets of knowledge graphs covering over 49,028 knowledge points.

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

Our course development decisions at all levels are informed by our extensive data insights into students’ learning patterns and behaviors. For example, our adaptive learning solutions generate detailed data at individual student, subject and class levels, such as the most frequently committed errors, which is used to guide our course development processes. Our course development efforts are also informed by first-hand feedback and recommendations from instructors and students and analytics generated by our smart devices. See “—Learning services—Technology-Driven Learning Experience.”

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

We launched Youdao Dictionary Pen X6 Pro and Youdao Dictionary Pen S6 in August 2023. Youdao Dictionary Pen X6 Pro, our flagship product, is equipped with applications of AI grammar instruction and digital human language coach, Hi Echo, powered by our Ziyue LLM. Also see “—Online Knowledge or AI Tools—AI Tools.”

Youdao Listening Pod

Drawn upon our AI-adaptive learning technology, we launched Youdao Listening Pod in September 2021, a portable learning device that is designed to deliver an immersive English learning experience to users, and offer them with differentiated, interactive listening and speaking practices. With Youdao Listening Pod, users can study natural pronunciation by listening and reading over 7,000 recording clips of training content, interact and communicate lively with AI-powered chat bots and practice on mock questions to score their English listening and speaking capabilities. In 2022, we launched an upgraded version of Youdao Listening Pod with an increased storage capacity and a new AI-powered learning cloud storage function. These new functions automatically generate Chinese and English subtitles for uploaded audio files with follow-along reading and repetition capabilities, making language learning more engaging and efficient. In August 2023, we launched Youdao Listening Pod Pro, which features improved hardware functionality, such as CPU and microphones. Our Youdao Listening Pod Pro customizes English listening content to cater to learners’ specific needs at various stages, leveraging our AI dialogue functions powered by Ziyue LLM for optimal support.

Youdao Smart Learning Pad

In August 2022, we launched Youdao Smart Learning Pad Y10, our first intelligent learning pad product. In October 2022, we further introduced Youdao Smart Learning Pad X10, an upgraded version with improved AI-driven precision education, a larger screen and more storage. Backed by our proprietary technology infrastructure, Youdao Smart Learning Pad X10 showcases a unique AI-supported “Learning Dashboard,” which can track and present users’ learning performances and provide personalized suggestions focused on their academic weaknesses. Users can start from either uploading photos of their homework assignments and test papers to the plugged-in system, or conducting quizzes or exercises directly on the device. Leveraging our comprehensive quiz bank with over 200,000 sets of mock exams, Youdao Smart Learning Pad X10 is able to quickly process and generate users’ performance reports encompassing accurate rates, areas of improvements and levels of expertise. In January 2024, we launched Youdao Smart Learning Pad X20, featuring the Mr. P AI Tutor function. By virtue of the robust capabilities of Ziyue, Mr. P AI Tutor provides real-time multi-modality tutoring across major subjects for students, which is widely recognized by users. Additionally, Youdao Smart Learning Pad X20 offers high-quality learning materials as well as supervision features for parents.

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

In 2023, we launched Youdao Fun Sports, an intelligent sports terminal that integrates sports record-keeping, sports performance assessment and physical education. Youdao Fun Sports also incorporates engaging and animated features during students’ sport activities to enrich their experience and enhance motivation. As of December 31, 2023, Youdao Fun Sports has been adopted by over 100 schools.

Online Marketing Services

We offer online marketing services through the provision of different formats of advertisement, including but not limited to banners, text links, videos, logos, buttons and rich media. Our online marketing services mainly include performance-based advertising services and brand advertising services. In 2023, leveraging our cutting-edge AI technology and enhanced data infrastructure, we upgraded our Real-Time API (RTA) technology capabilities, which broadened our client base and expanded the range of application.

Global Opportunities

We see massive opportunities in expanding in overseas markets. Leveraging our experience in growing and monetizing a large user base in China, we are well positioned to address the burgeoning, unmet demand for language apps and online marketing services in overseas markets.

Currently, our principal product offered overseas is U-Dictionary, a free online dictionary and translation app that we launched in March 2016. U-Dictionary currently primarily targets users in Southeast Asia (Indonesia, Vietnam, and Thailand), the Middle East (Egypt), America and Latin America (Mexico, Brazil). U-Dictionary had amassed over 278 million downloads as of December 31, 2023.

We also offer Youdao Ads, a global leading digital marketing solution for brand expansion in global markets, which provides four main types of services, including integrated marketing, influencer campaigns, paid social advertising and E-commerce live. With the support of our AI technology, recommendation algorithm, neural machine translation, and other proprietary technologies, we connected more than one million influencers and celebrities and reached two billion users globally through Youdao Ads as of the date of this annual report.

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

Tuition fees

We charge tuition fees for our digital content services, STEAM courses, adult and vocational courses, and a portion of the China University MOOC courses. Tuitions are generally collected in advance and are initially recorded as deferred revenue. We recognize revenues when control of the promised tutoring services is transferred to our customers. We accept payments of tuition through major third-party online payment solutions in China, bank transfers and credit cards.

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

Subscription fees

While users may access our online knowledge or AI tools, such as Youdao Dictionary, free of charge, or subscribe them for memberships for additional functions, content and privileges. For example, we offer users a paid subscription to Youdao Dictionary, with discounts available if users opt to subscribe with automatically renewable terms or a six-month or annual subscription.

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

We also engage in offline marketing and branding to supplement our overall sales and marketing strategies. We sponsored the variety show Sisters Riding the Wind and Waves Season 2 in January 2021. We also signed Ms. Ying Na, a famous Chinese singer, as the promotion ambassador for our learning services in January 2021. In August 2022, we sponsored the First National Children’s Weiqi Open Championship in collaboration with the Chinese Weiqi Association and Jiangsu Chess Sport Association, which was highly recognized by the General Administration of Sport of China. In August 2023, we launched the Second National Children’s Weiqi Open Championship in collaboration with Chinese Weiqi Association.

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

As of March 31, 2024, we have registered approximately 428 patents with the PRC State Intellectual Property Administration, 431 trademarks with the PRC State Intellectual Property Administration, 328 copy rights with the PRC State Copyright Bureau, and 183 domain names, which include the registrations of our core trademarks (“Youdao” and “有道”) and the domain names of our main operating websites.

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

Seasonality

We have experienced, and expect to continue to experience, seasonal fluctuations in our results of operations. For example, we tend to experience strong sale of our smart devices as a result of the commencement of school term in September and various e-commerce promotions in November and December.

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

License	Entity Holding the License	Type of the Entity	Regulatory Authority
Review Opinion of Non-Academic After-school Training Institutions	Shaoxing Chuangzhi Youdao Technology Training Co., Ltd.	Subsidiary of VIE	Science Technology Bureau of Shaoxing Yuecheng

ICP License	Youdao Computer	VIE	Beijing Communications Administration

ICP License	Linjiedian Education	VIE	Zhejiang Communications Administration

ICP License	Youdao Guangzhou Computer	VIE	Guangdong Communications Administration

Publication Operation Permit (for retail and wholesale)	Youdao Information	WFOE	Beijing Municipal Bureau of Press and Publication

Publication Operation Permit (for retail)	Youdao Hangzhou	WFOE	Hangzhou Binjiang District Press and Publication Bureau

Publication Operation Permit (for retail)	Youdao Computer	VIE	Beijing Haidian District Culture Commission

Publication Operation Permit (for wholesale)	Youdao Computer	VIE	Beijing Municipal Bureau of Press and Publication

Publication Operation Permit (for retail and wholesale)	Linjiedian Education	VIE	Zhejiang Municipal Bureau of Press and Publication

Publication Operation Permit (for wholesale)	Youdao Guangzhou Computer	VIE	Guangzhou Municipal Bureau of Press and Publication

Publication Operation Permit (for retail and wholesale)	Youdao Smart Technology	WFOE	Zhejiang Municipal Bureau of Press and Publication

Permit for Production and Operation of Radio and TV Program	Youdao Computer	VIE	Beijing Municipal Radio and Television Bureau

Permit for Production and Operation of Radio and TV Program	Linjiedian Education	VIE	Zhengjiang Municipal Radio and Television Bureau

Publication Operation Permit (for retail)	Linjiedian Education	VIE	Zhengjiang Municipal Bureau of Press and Publication

Commercial Performance License	Youdao Computer	VIE	Beijing Municipal Bureau of Culture and Tourism

Commercial Performance License	Youdao Hangzhou	WFOE	Zhejiang Provincial Department of Culture and Tourism

Travel Agency License	Youdao Lebo (Beijing) Tourism Services Co., Ltd.	Subsidiary of VIE	Beijing Municipal Bureau of Culture and Tourism

Internet Information Service Algorithm Filing for Ziyue	Youdao Computer	VIE	Beijing Municipal Office of the Cyberspace Administration

Generative AI Services Filing for Ziyue	Youdao Computer	VIE	Beijing Municipal Office of the Cyberspace Administration, Beijing Municipal Public Security Bureau

Regulations

Regulations Related to Value-Added Telecommunications Services

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

The Classified Catalog of Telecommunications Services (2015 Version), or the 2015 MIIT Catalog, as last amended on June 6, 2019, defines information services as “the information services provided for users through public communications networks or the internet by means of information gathering, development, processing and the construction of the information platform.” Moreover, information services continue to be classified as a category of VATS and are clarified to include information release and delivery services, information search and query services, information community platform services, information real-time interactive services, and information protection and processing services under the 2015 MIIT Catalog.

On September 25, 2000, the State Council issued the Administrative Measures on Internet Information Services, or ICP Measures, as last amended on January 8, 2011, set forth more specific rules on the provision of internet information services. According to ICP Measures, any company that engages in the provision of commercial internet information services shall obtain a subcategory VATS License for Internet Information Services, or ICP License, from the relevant government authorities before providing any commercial internet information services within the PRC. Pursuant to the above-mentioned regulations, “commercial internet information services” generally refer to the provision of specific information content, online advertising, web page construction and other online application services through internet for profit-making purposes. According to the ICP Measures, internet information service providers shall not produce, duplicate, publish or disseminate the following information which: (i) is against the fundamental principles set out in the PRC Constitution; (ii) endangers national security, divulges state secrets, subverts state power, or undermines national unity; (iii) damages the state’s honor or interests; (iv) incites ethnic hatred and ethnic discrimination or undermines inter-ethnic unity; (v) undermines the PRC’s religious policy, or advocates religious cults or feudal superstition; (vi) disseminates rumors to disrupt social order and undermine social stability; (vii) disseminates obscenity or pornography, advocates gambling, violence, murder and terrorism, or instigates others to commit crimes; (viii) humiliates or defames other persons or infringes the legitimate rights and interests of the others; or (ix) is otherwise prohibited by laws and administrative regulations.

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

We provide information and services to our users through our websites and mobile apps, which are classified as commercial internet information services as defined in the above provisions. To comply with the relevant laws and regulations, Youdao Computer, Linjiedian Education and Youdao Guangzhou Computer, the VIEs in the PRC, have obtained an ICP License, respectively. The ICP License of Youdao Computer will remain effective until May 5, 2028, the ICP License of Linjiedian Education will remain effective until August 26, 2026, and the ICP License of Youdao Guangzhou Computer will remain effective until August 10, 2027.

On August 4, 2023, the MIIT issued a Notice on the Filing of Mobile Internet Apps, according to which, app operators shall complete the apps filing with the MIIT’s provincial level counterparts where it is domiciled through the National Management System for the Basic Internet Resources. A transition period from September 2023 to March 2024 will be granted to existing apps within which apps carrying out business before the promulgation of this Notice shall conduct and complete the apps filling. For Apps that intend to be put online in business after the issuance of the Notice, the holders should complete the filing procedures as required by the Notice before starting business.

Regulations Related to Foreign Investment

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

Regulations Related to Foreign Investment Restrictions

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

On April 8, 2024, the MIIT issued the Circular on Pilot Work of Expanding the Opening Up of Value-Added Telecommunications Services, pursuant to which, the foreign ownership limits on several services, including (i) Internet Data Center, (ii) Content Delivery Networks, (iii)Internet Access Services, (iv)online data processing and transaction, (v) information publishing platform and delivery services (except Internet news and information, online publishing, online audiovisual, Internet culture business), and (vi) information protection and processing services in designated pilot areas, are eliminated. However, this Circular are newly promulgated, there are substantial uncertainties as to its interpretation, application and enforcement.

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

Regulations Related to Private Education

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

Regulations Related to After-School Tutoring and Educational Apps

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

The Law for Protection of Minors issued by the Standing Committee of the National People’s Congress on September 4, 1991, was amended on October 17, 2020 and took effect on June 1, 2021. According to the amended Law for Protection of Minors, kindergartens and after-school training agencies may not carry out primary school curriculum education for preschool-age minors, and online education products and services which are targeted at minors shall not include any links to online games or push any advertisements and other information irrelevant to teaching.

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

On November 30, 2022, the MOE together with twelve other government authorities issued the Opinions on Standardizing Non-Academic After-School Tutoring for Primary and Secondary School Students, which reiterates that local authorities shall identify corresponding competent authorities for different tutoring categories and shall set forth basic standards for establishment and approval procedures for online and offline tutoring institutions of the corresponding categories based on local conditions. In addition, the Opinions provide that local authorities shall standardize daily operations and strengthen daily supervision of non-academic after-school tutoring, including: (i) in terms of training content and training time, non-academic tutoring institutions shall not provide academic tutoring courses, and the training time shall not conflict with the teaching time of local primary and secondary schools; the offline training shall end no later than 20:30, and the online training shall end no later than 21:00; (ii) in terms of price, non-academic tutoring institutions shall follow the principles of fairness, legality and good faith, set prices according to training costs, market supply and demand, etc.; and such prices shall be reported to the competent authorities and be made to the public; (iii) in terms of pre-collection of fees, all fees collected by the tutoring institution shall be put into the special account; training fees shall not be paid by training loans; pre-collected fees shall be included into supervision and shall not be collected for more than 60 classes, for a course length of more than three months, or over RMB5,000 in one time or in the form of recharge, card and other disguised charges; and (iv) all non-academic tutoring institutions shall be included in the unified management through the National Platform for Supervision and Service of After-School Education and Training.

The MOE issued the Provisional Measures on Administrative Penalties for After-School Tutoring effective from October 15, 2023, which clarify various non-complaint activities of after-school tutoring institutions and stipulate corresponding penalties. According to this measures, the conducts of after-school tutoring by any person, legal person or other organization without approval and satisfy the following conditions constitute unauthorized conducts of after-school tutoring institutions, who shall be ordered to cease the operations of the institutions, return collected fees and be imposed a fine: (i) having specific training sites for offline training or websites or applications for online training, (ii) having more than two training practitioners, (iii) having organizational structures and division of labor. In addition, if the management of after-school tutoring institutions is chaotic, and involves one of the following acts, the competent government authorities shall require such after-school tutoring institutions to rectify within fixed time and issue a warning: (i) enrolling students in violation of regulations such as joint enrollment with primary and secondary schools; (ii) recruiting and managing practitioners in violation of laws, regulations and the other relevant provisions promulgated by the competent department of the State Council; (iii) charging price, charging behavior, pre-collected fees management in violation of laws, regulations and other relevant provisions promulgated by the competent department of the State Council; (iv) containing online game content and links that are not related to tutoring in online after-school tutoring; (v) failing to retain training content, training data and live training images by online after-school tutoring in accordance with relevant provisions promulgated by the competent department of the State Council; (vi) publishing advertisements illegally; and (vii) other disorders that may seriously affect education and teaching. The illegal income (if any) shall be confiscated after the refund of the fees charged; if the situation is serious, it shall be ordered to stop recruiting trainees and the license shall be revoked.

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

Regulations Related to Online Transmission of Audio-Visual Programs

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

Regulations Related to Internet Live-Streaming Services

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

Regulations Related to Production and Distribution of Radio and Television Programs

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

Regulations Related to Internet Culture Activities

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

The MOC issued the Administrative Measures on Business Operations of Online Performance on December 12, 2016 which put into effect on January 1, 2017. The Measures require online performance business operator engaging in online performance activities shall obtain an Internet Culture Business Operating License from the MOC. “Online performance” refers to the internet cultural products which are formed through real-time dissemination or uploading and dissemination in audio-video formats over the Internet, mobile communication networks, mobile Internet and other information networks, with live cultural and artistic performances and other activities as the main content. And “online performance activities” is defined as the operations of providing online performance products and services to the public to gain benefits via charging fees from users, e-commerce, advertisement, sponsorship and other means.

The Online Performance Brokerage Agencies Measures was promulgated by the MOCT and put into effect on August 30, 2021, which provides that an online performance brokerage agency engaged in commercial performance brokerage activities shall obtain a commercial performance license. To comply with the requirement in the Measures, Youdao Computer and Youdao Hangzhou have each obtained a Commercial Performance License. The Commercial Performance License of Youdao Computer will remain effective until December 13, 2025, and the Commercial Performance License of Youdao Hangzhou will remain effective until April 2, 2025.

Regulations Related to Online Publishing

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

Regulations on Tourism

Tourism Law of the PRC, which was promulgated by the SCNPC and most recently amended on October 26, 2018, provides that, to engage in the businesses of tourism, a travel agency shall obtain corresponding business permit. Regulations on Travel Agencies promulgated by the State Council, revised on November 29, 2020, and the implementation rules of Regulations on Travel Agencies, provide that, among other things, travel agent shall mean any entity that engages in the business of attracting, organizing, and receiving tourists, providing tourism services for tourists and operating domestic, outbound or border tourism; the aforementioned business shall include but not limit to arranging for transport services, arranging for accommodation services, providing services for tour guides or team leaders, providing services of tourism consultation and tourism activities design.

On August 10, 2023, Beijing Municipal Bureau of Culture and Tourism issued the Service Standards of Minors Tour Service Organized or Undertaken by Beijing Travel Agency. According to this Standards, (i) travel agency shall enter into package tour contract with legal or authorized guardian of the minors when organizing a study tour, or cooperation agreements with the organizer when undertaking a study tour; (ii) a legal guardian, or a third person with full civil capacity and the ability to take care designated by the legal guardian in writing shall accompany the minors on the study tour; (iii) travel agency shall order products and services from qualified catering, accommodation, transportation and other suppliers, and encourage suppliers to provide higher standards and safer goods and services for minors; and (vi) travel agency shall formulate safety management systems in accordance with the age, gender, personality, psychology and other characteristics of minors, clarify the safety management responsibilities of the study tour team in tourism transportation, accommodation, catering and other aspects, and regularly organize safety education and training, etc.

Regulations Related to Internet Information Security and Privacy Protection

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

On July 30, 2021, the State Council promulgated the Regulations on Critical Information Infrastructure Security Protection, which went into effect on September 1, 2021. The regulations provide that, among others, critical information infrastructure, or the CII, means important network facilities and information systems in important industries such as public communications and information services, energy, transportation, water conservancy, finance, public services, e-government, defense technology industry and others that may seriously harm national security, national economy, people’s livelihood and public interests once damaged, disabled or its data disclosed. Operators shall, based on leveled system for cybersecurity protection, adopt technical protection measures and other necessary measures to deal with cybersecurity security events, defend against cyber-attack and criminal activities, to ensure the safe and stable operation of CII, maintain data integrity, confidentiality, and availability pursuant to relevant laws, regulations and the mandatory requirements of national standards. Moreover, the competent supervisory departments of relevant important industries abovementioned shall organize the recognition of the CII and promptly notify the operators and Public Security Department of The State Council of the results of the identification.

On July 6, 2021, General Office of the State Council of the PRC together with another authority jointly promulgated the Opinions on Strictly Cracking Down on Illegal Securities Activities, or the Securities Activities Opinions, which called for the enhanced administration and supervision of overseas-listed China-based companies, proposed to revise the relevant regulations governing the overseas issuance and listing of shares by such companies and clarified the responsibilities of competent domestic industry regulators and government authorities. The Securities Activities Opinions also call for improving laws and regulations on data security, cross-border data flow and management of confidential information.

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

On March 22, 2024, the CAC published the Provisions on Promoting and Regulating Cross-bound Data Flows, which streamline and provide clarity to the governance framework for outbound data transfer. According to this Provisions, the data processors shall identify and declare important data in accordance with relevant provisions. If the data have not been informed or publicly announced as important data by relevant authorities or region, data processors are not required to report security assessment for its outbound data transfer as important data. This Provisions also establish specific exemptions for the outbound data transfer. For instance, data collected and generated in international trade, transnational transportation, academic cooperation, global manufacturing and marketing, which does not contain personal information or important data, is now exempted from compliance requirement of outbound data transfer, such as, security assessment for outbound data transfer, the execution of standard contracts for outbound personal information transfer, or the authentication process for personal information protection. In addition, Pilot Free Trade Zones are granted to formulate data negative lists at their own discretion, where data processors may provide overseas parties with any data not included in the negative list without security assessment.

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

On October 16, 2023, the CAC promulgated the Regulation on the Cyber Protection of Minors, which took effect as of January 1, 2024. This regulation further improves the regulatory requirements relating to minors’ cyber protection on the basis of the Personal Information Protection Law, pursuant to which (i) network service providers shall prompt and take necessary protective measures once locating minors’ personal information or minors’ personal information is released through the Internet involving private information; (ii) the personnel handling personal information processors shall be approved by the relevant responsible person or his/her authorized management personnel before accessing minors’ personal information, document the instance of access, and implement technical measures to prevent any illegal processing of the personal information of minors; and (iii) the guardians of minors can request to exercise the right to inspect, copy, correct, supplement or delete the personal information of minors. Moreover, this regulation requires network product and service providers to establish and improve obsession prevention systems, reasonably restrict minors’ online consumption behavior, and prevent and counteract undesirable value tendencies.

Regulations Related to Generative AI

Prior to 2022, the provisions on the generative AI technology are stipulated in the regulations and rules about internet information services dispersedly. For example, according to the Provisions on the Management of Network Information Content Ecology issued by the CAC at the end of 2019, a network information content service platform must not, among others, (i) utilize new technologies such as deep-learning and virtual reality to engage in activities prohibited by laws and regulations; (ii) engage in online traffic fraud, malicious traffic rerouting and other activities related to fraudulent account, illegal transaction account or maneuver of users’ account; or (iii) infringe a third party’s legitimate rights or seek illegal interests by way of interfering with information display. According to the Administrative Provisions on Online Audio-visual Information Services jointly issued by the CAC, the Ministry of Culture and Tourism and the NRTA on November 18, 2019, the production, release and dissemination of any unauthentic audio-visual information by use of any new applications and technologies bases on deep learning and virtual reality must be labeled in a prominent manner by the online audio-visual information service providers and users. Furthermore, any online audio-visual information service providers and users should not produce, release or disseminate false news by use of new applications and technologies based on deep learning and virtual reality.

Since the end of 2021, the PRC government authorities specially promulgated certain laws to regulate the algorithmic recommendation and deep synthesis technology which are closely related to the generative AI technology. On December 31, 2021, the CAC, the MIIT, the Ministry of Public Security and the SAMR jointly issued the Administration Provisions on Algorithmic Recommendation of Internet Information Services, which became effective on March 1, 2022. These provisions stipulates that algorithmic recommendation service providers must (i) fulfill their responsibilities for algorithm security, (ii) establish and strengthen management systems for algorithm mechanism examination, ethical review in technology, user registration, information release examination, protection of data security and personal information, anti-telecom and network fraud, security assessment and monitoring, emergency response to security incidents, etc., and (iii) formulate and publish rules governing algorithmic recommendation related service. The provider of algorithmic recommendation services should not use the services to (i) carry out any illegal activity which may endanger national security and social public interest, disturb economic order and social order, or infringe third parties’ legal interest, or (ii) spread any information prohibited by laws or regulations. Besides, it should not take advantage of algorithms to impose unreasonable restrictions on other information service providers, or hinder or obstruct the normal operation of their legal services. The providers of algorithmic recommendation services with the characteristics of public opinion or capacity of social mobilization must complete the filing with the CAC’s filing system within ten business days after the launch of its service.

On November 25, 2022, the CAC, MIIT and Ministry of Public Security jointly issued the Administrative Provisions on Deep Synthesis of Internet Information Services, which took effect on January 10, 2023. According to these provisions, deep synthesis technology refers to any technology that utilizes deep learning, virtual reality or any other generative or synthetic algorithm to produce text, images, audio, video, virtual scenes or other network information. These provisions emphasize that the providers of deep synthesis services, as the primary entities responsible for the information security, should not use deep synthesis services to engage in activities prohibited by laws and regulations. If the CAC and other competent government authorities find that the deep synthesis service has a serious information security risk, they can require the deep synthesis service providers and technical supporters to suspend information update, user account registration or other related services in accordance with their duties and applicable laws. Deep synthesis service providers and technical supporters shall take measures to rectify and eliminate hidden dangers and a violation of such provisions shall subject them to punishment in accordance with the laws and regulations. If the act of deep synthesis services providers and/or technical supporters constitutes a violation of the administration of public security, they shall be punished according to the laws related to the administration of public security. If the act constitutes a crime, such deep synthesis service provider and/or technical supporter shall be prosecuted for criminal responsibility.

On July 10, 2023, the CAC published the Provisional Administrative Measures for Generative Artificial Intelligence Services, or the Generative AI Services Measures, “generative AI technology” refers to models and related technology with the ability to generate text, images, audios, videos, or other content, and “generative AI service provider” refers to any organization or individual that utilizes generative AI technology to provide generative AI services (including the organizations or individuals providing such services through the provision of a programmable interface or other means). Generative AI service providers shall carry out pre-training, optimization training, and other training data processing activities in accordance with applicable laws and regulations, including, among others, (i) using data and basic models with lawful sources, (ii) not infringing the intellectual property rights owned by others, (iii) obtaining the prior consent from individuals in accordance with the applicable laws and regulations if the training data contains any personal information, and (iv) taking effective measures to improve the quality of training data and to enhance the authenticity, accuracy, objectivity and diversity of training data. Generative AI service providers shall also assume the responsibility as a producer of online information content and personal information processor in accordance with applicable laws, fulfill online information security obligations, enter into service agreements with the users, and label images, videos, and other contents generated by use of generative AI technology pursuant to the Administrative Provisions on Deep Synthesis of Internet Information Services. Any generative AI service provider with the characteristics of public opinion or capacity of social mobilization shall conduct security assessment, and complete the filing procedures in accordance with the Algorithm Recommendation Provisions. The generative AI service providers who violate the Generative AI Services Measures will be punished in accordance with the applicable laws and regulations. If there is no provision in laws or regulations, the competent government authority shall, in accordance with its functions and duties, issue a warning to such generative AI services providers, circulate a notice of criticism and order such generative AI services providers to correct within a time limit. Those who refuse to make corrections or whose circumstances are serious shall be ordered to suspend the provision of relevant services. If the violation of the Generative AI Services Measures by such generative AI services providers constitutes an act violating the administration of public security, they shall be punished according to the laws related to the administration of public security. If the violation constitutes a crime, such generative AI service provider shall be prosecuted for criminal responsibility.

On September 7, 2023, the PRC Ministry of Science and Technology and other nine PRC government authorities jointly issued the Measures for Science and Technology Ethics Reviews (for Trial Implementation). According to these measures, organizations conducting life sciences, medicine, artificial intelligence or other science and technology activities, of which the research content involves sensitive areas of science and technology ethics, shall establish a science and technology ethics review committee, and the research and development of algorithm models, applications, and systems with the capability to mobilize public opinions and guide social consciousness shall be subject to the ethics review. Moreover, as one of the key contents of the ethics review, with respect to the science and technology activities involving data and algorithms, (i) the data collection, storage, processing, use and other data handling activities, as well as the research and development of new data technologies, shall comply with relevant national data security and personal information protection laws and regulations, and there should be proper data security risk monitoring and contingency plans; and (ii) the design, implementation and application of algorithms, models and systems shall adhere to the principles of fairness, equity, transparency, reliability and controllability, and comply with relevant national requirements.

Regulations Related to Publishing

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

Regulations Related to Advertising and Promotion

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

On March 24, 2023, the SAMR published the Measures for the Administration of Internet Advertisements, which became effective from May 1, 2023. The measures are applicable to commercial advertising activities for the promotion of products or services, whether directly or indirectly, via the internet media such as websites, web pages, and internet applications in the forms of text, pictures, audio, video and others. Pursuant to the measures, when publishing internet advertisements in the form of pop-ups, the advertiser and advertisement publisher shall clearly mark a “Close” button to ensure one-click closure. Furthermore, those who engaged in the advertisement design, production, agency, publishing services or other activities of internet advertisements shall assume the obligations and responsibilities as advertisement operator and publisher.

Regulations Related to Pricing

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

Regulations Related to Intellectual Property Rights

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

Regulations Related to Employment, Social Insurance and Housing Fund

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

Regulations Related to Foreign Exchange

Regulations on Foreign Currency Exchange

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

Regulations on Foreign Debt

A loan made by a foreign entity as direct or indirect shareholder in an FIE is considered to be foreign debt in China and is regulated by various laws and regulations, including the Regulation of the People’s Republic of China on Foreign Exchange Administration, the Interim Provisions on the Management of Foreign Debts, the Statistical Monitoring of Foreign Debts Tentative Provisions and the Administrative Measures for Registration of Foreign Debts. Under these rules and regulations, a shareholder loan in the form of foreign debt made to a PRC entity does not require the prior approval of SAFE. However, such foreign debt must be registered with and recorded by SAFE or its local branches within 15 business days after entering into the foreign debt contract. Pursuant to these rules and regulations, the maximum amount of the aggregate of (i) the outstanding balance of foreign debts with a term not longer than one year, and (ii) the accumulated amount of foreign debts with a term longer than one year, of an FIE shall not exceed the difference between its registered total investment and its registered capital, or Total Investment and Registered Capital Balance.

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

On January 5, 2023, the National Development and Reform Commission, or NDRC, promulgated the Administrative Measures for the Review and Registration of Medium and Long-Term Foreign Debts of Enterprises, or the Foreign Debts Measures, which became effective on February 10, 2023. Pursuant to the Foreign Debts Measures, medium and long-term foreign debts (being foreign debts with a tenor of more than one year) incurred by a PRC enterprise or its overseas enterprises or branches controlled by a PRC enterprise will be subject to the Foreign Debts Measures. PRC enterprises are not allowed to raise medium and long-term foreign debts unless and until they shall have completed the review and registration process and obtained the certificate of registration issued by NDRC. Also, the Foreign Debts Measures require PRC enterprises to register with NDRC prior to making a material amendment to a medium and long-term foreign debts transaction and submit the information, including the main operating indicators of the PRC enterprises and the details regarding such debt, to NDRC within 10 business days after each drawdown of the medium and long-term foreign debts and other specific information requested by NDRC through the online platform operated by NDRC. If a PRC enterprise raises medium and long-term foreign debts in violation of the Foreign Debts Measures, such PRC enterprise and the primary responsible persons may, among other consequences, be investigated or penalized through public warnings. In addition, if a PRC enterprise fails to report the relevant information in accordance with the Foreign Debts Measures, NDRC shall order such PRC enterprise to rectify and may formally warn the PRC enterprise and the primary responsible persons if it fails to rectify on time or if such violation is severe. Foreign Debts Measures also apply to the indirectly incurring of medium and long-term foreign debts by PRC enterprises. A PRC enterprise would be considered as indirectly incurring medium and long-term foreign debts if its primary business activities are conducted in the PRC and it incurs debts outside of the PRC through an overseas enterprise in reliance on or based on the equity interests, assets, incomes or other similar rights of that PRC enterprise.

Regulations on Foreign Exchange Registration of Overseas Investment by PRC Residents

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

Regulations Related to Stock Incentive Plans

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

Regulations Related to Taxation

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

Pursuant to the Arrangement between Mainland of China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with respect to Taxes on Income, the withholding tax rate in respect of the payment of dividends by a PRC enterprise to a Hong Kong enterprise may be reduced to 5% from a standard rate of 10% if the Hong Kong enterprise directly holds at least 25% of the PRC enterprise and certain other conditions are met. Pursuant to the Notice of the State Taxation Administration on the Issues concerning the Application of the Dividend Clauses of Tax Agreements, a Hong Kong resident enterprise must meet the following conditions, among others, in order to apply the reduced withholding tax rate: (i) it must be a company; (ii) it must directly own the required percentage of equity interests and voting rights in the PRC resident enterprise; and (iii) it must have directly owned such required percentage in the PRC resident enterprise throughout the 12 months prior to receiving the dividends.

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

In addition, according to the PRC EIT Law and its implementation regulations and the Arrangement between Mainland of China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with respect to Taxes on Income, our PRC subsidiaries are also required to withhold a 10% (or 7% if paid to a Hong Kong resident who qualifies for the benefits of the tax treaty between China and Hong Kong) tax on interest paid under any cross-border shareholder loan. According to the Announcement on Issues Relating to Tax Filing for External Payments of Trade in Services and Other Transactions promulgated by STA and SAFE on July 9, 2013, which came into effect on September 1, 2013, prior to the payment of any interest and principal on any such shareholder loan, our PRC subsidiaries must present evidence of registration with SAFE regarding any such shareholder loan and may be required to provide evidence of filing regarding such payment with the PRC tax authorities, which is subject to the tax authorities’ verification.

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

Regulations Related to M&A and Overseas Listings

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

On the same day, the CSRC held a press conference for the release of the Overseas Listing Trial Measures and issued the Notice on Administration for the Filing of Overseas Offering and Listing by Domestic Companies, which, among others, clarifies that (1) domestic companies that have been listed on a foreign stock exchange prior to the effective date of the Overseas Listing Trial Measures are not required to go through the filing procedure immediately but may be required to go through the filing procedure if future fund raising activities are involved; (2) a six-month transition period will be granted to domestic companies which, prior to the effective date of the Overseas Listing Trial Measures, have already obtained the approval from overseas regulatory authorities or stock exchanges (such as the completion of hearing in the market of Hong Kong or the completion of registration in the market of the United States), but have not completed the indirect overseas listing; if domestic companies fail to complete the overseas listing within such six-month transition period, they are required to file with the CSRC according to the requirements; and (3) the CSRC will solicit opinions from relevant regulatory authorities and complete the filing of the overseas listing of companies with contractual arrangements which duly meet the compliance requirements, and support the development and growth of these companies by enabling them to utilize two markets and two kinds of resources.

On February 24, 2023, the CSRC jointly with other government authorities issued the Provisions on Strengthening Confidentiality and Archives Administration of Overseas Securities Offering and Listing by Domestic Companies, or the Overseas Listing Archives Rules, as a supporting rule to the Overseas Listing Trial Measures, which came into effect on March 31, 2023. Pursuant to the Overseas Listing Archives Rules, domestic companies that seek to offer or list securities overseas directly or indirectly, and securities companies and securities related service providers providing services to such domestic companies shall establish confidentiality and archives administration system, adopt requisite measures to perform the responsibilities of confidentiality and archives administration, and shall not divulge state secrets and state agencies’ work secrets, or harm state and public interests. The Overseas Listing Archives Rules provide, among others, that before providing or disclosing any document or material which involve state secrets or state agencies’ work secrets, domestic companies shall apply to the competent government authorities for approval and file with the secrecy administration authorities for record.

Regulations on Anti-Monopoly

The Anti-Monopoly Law promulgated by the Standing Committee of the National People’s Congress which became effective on August 1, 2008 and was last amended on June 24, 2022 and the Provisions on the Review of Concentrations of Undertakings promulgated by the SAMR on March 10, 2023, which became effective on April 15, 2023 require that transactions which are deemed concentrations and involve parties with specified turnover thresholds must be cleared by the SAMR before they can be completed. Where the concentrations do not meet the thresholds but there is evidence that the concentrations have or may have the effect of excluding or restricting competition, the SAMR is entitled to require an examination of concentration of undertakings. Where the participation in concentration of undertakings by way of foreign-funded merger and acquisition of domestic enterprises or any other method which involves national security, the examination of concentration of undertakings shall be carried out pursuant to the provisions of this law and examination of national security shall be carried out pursuant to the relevant provisions of the state. Failure to comply with above regulations may result in an order to stop concentration, dispose the shares/assets or transfer the operation within a stipulated period, or adopt other necessary measures to reinstate the pre-concentration status, or fines.

On February 7, 2021, the Anti-Monopoly Commission of the State Council issued the Anti-Monopoly Guidelines for the Internet Platform Economy Sector that aims to specify some of the circumstances under which an activity of internet platforms may be identified as monopolistic as well as to clarify that concentration of undertakings involving VIE structure shall also be subject to anti-monopoly review. On March 10, 2023, the SAMR promulgated the Provisions on Prohibition of Monopoly Agreements and the Provisions on Prohibition of Abuse of Market Dominance, effective on April 15, 2023 which improve the anti-monopoly rules regarding internet platform economy. According to these Provisions, undertakings with market dominance shall not abuse market dominant positions, or enter into monopoly agreements with other competing undertakings through intention liaison, exchange of sensitive information, concerted acts by using data, algorithms, technologies and platform rules, etc. Failure to comply with above regulations may result in an order to stop illegal act, confiscate illegal income and fines.

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
(2)

Shareholders of Linjiedian Education are William Lei Ding, our director (who is also the chief executive officer, a director and the largest shareholder of NetEase, our controlling shareholder), and Feng Zhou, our Chief Executive Officer and director, each holding 99% and 1%, respectively, of Linjiedian Education’s equity interests.

(3)

Shareholders of Youdao Computer are William Lei Ding, our director (who is also the chief executive officer, a director and the largest shareholder of NetEase, our controlling shareholder), and Feng Zhou, our Chief Executive Officer and director, each holding approximately 71% and 29%, respectively, of Youdao Computer’s equity interests.

(4)

Shareholders of Youdao Guangzhou Computer are Feng Zhou, our Chief Executive Officer and director, and Yinghui Wu, our Vice President, each holding 99% and 1%, respectively, of Youdao Guangzhou Computer’s equity interests.

Contractual Arrangements with the VIEs and the VIEs’ Respective Shareholders

Current PRC laws and regulations impose certain restrictions or prohibitions on foreign ownership of companies that engage in value-added telecommunication services and certain other businesses. We are a company registered in the Cayman Islands. Youdao Information and Youdao Hangzhou, our PRC subsidiaries, are considered a foreign-invested enterprise. To comply with the foregoing restrictions imposed by PRC laws and regulations on foreign investments, we conduct a significant portion of our and the VIEs’ businesses in China through Youdao Computer, Linjiedian Education and Youdao Guangzhou Computer, the VIEs in the PRC, based on a series of contractual arrangements between us and the VIEs and their respective shareholders. As a result of these contractual arrangements, we are considered the primary beneficiary of the VIEs for accounting purposes, and consolidate their operating results in our financial statements under the U.S. GAAP, to the extent the conditions for consolidation of the VIEs under the U.S. GAAP, to the extent the conditions for consolidation of the VIEs under the U.S. GAAP are satisfied. In 2021, 2022 and 2023, the amount of revenues generated by the VIEs and their subsidiaries accounted for 68.5%, 70.1% and 77.0%, respectively, of our total net revenues. As a result, our ability to pay dividends depends upon dividends paid by our subsidiaries which, in turn, depends on the payment of service fees to our PRC subsidiaries by the VIEs in the PRC pursuant to certain contractual arrangements among our PRC subsidiaries, the VIEs and the VIEs’ shareholders. In 2021, 2022 and 2023, the amount of service fees charged by our PRC subsidiaries to the VIEs was RMB3,473.5 million, RMB2,767.8 million and RMB2,881.0 million (US$405.8 million) (without giving effect to the discontinued operation presentation of our historical financial results as a result of the disposal of our Academic AST Business), respectively. We expect that the amounts of such service fees will increase in the foreseeable future as our PRC business continues to grow.

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

4.D. Property, Plant and Equipment

Our current principal executive offices are located at No. 399 Wangshang Road, Binjiang District, Hangzhou 310051, China. We lease offices in Hangzhou, Beijing, Shijiazhuang, Xi’an, Zhengzhou and a number of other Chinese cities with an aggregate of over 83,000 square meters. These facilities currently accommodate our management headquarters, as well as most of our sales and marketing, R&D, product and service operations, and general and administrative activities.

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

We historically generated a significant portion of net revenues from tutoring services, including our Academic AST Business which mainly focused on students receiving compulsory education. We disposed of our Academic AST Business, as part of our efforts to fully comply with the new regulatory requirements adopted by the PRC government in the second half of 2021. As a result, the historical financial results of the Academic AST Business are reflected in our audited consolidated financial statements as discontinued operations accordingly. In 2021, 2022 and 2023, the net loss from discontinued operations was RMB100.3 million, RMB6.1 million and nil, respectively. During the same periods, our net loss from continuing operations was RMB926.1 million, RMB739.8 million and RMB550.1 million (US$77.5 million), respectively.

After we disposed of the Academic AST Business, we continued offering our tutoring services that has been strategically focused on digital learning contents and STEAM, adult and vocational courses. In 2021, 2022 and 2023, our net revenues generated from tutoring services were RMB2,271.0 million, RMB2,886.1 million and RMB2,914.1 million (US$410.4 million), representing approximately 56.6%, 57.6% and 54.1%, respectively, of our total net revenues. We expect tutoring services to continue to represent a major portion of our total net revenues. Additionally, as we focus on digital learning contents and STEAM, adult and vocational courses, we expect the contribution from these services to increase over time. Our ability to generate net revenues of tutoring services has been and will continue to be affected by both paid user enrollments and gross billings per paid user enrollment.

We are proactively seeking ways to enhance our smart devices business through technology. As a leader in intelligent learning, we have invested significantly in our smart devices to stay at the forefront of technology. In 2021, 2022 and 2023, our net revenues generated from smart devices were RMB980.4 million, RMB1,256.4 million and RMB909.2 million (US$128.1 million), representing approximately 24.4%, 25.1% and 16.9%, respectively, of our total net revenues. Such fluctuation was primarily due to our continuous efforts to streamline marketing channels with low return on investment for smart devices starting from the second half of 2023. The future growth of our smart device business will depend on a variety of factors, including but not limited to, our ability to integrate industry-leading technologies with our flagship smart devices and our ability to continuously upgrade our product offerings to adapt to users’ evolving needs.

In 2021, 2022 and 2023, our net revenues generated from online marketing services were RMB593.9 million, RMB672.4 million and RMB1,331.9 million (US$187.6 million), representing approximately 14.8%, 13.4% and 24.7%, respectively, of our total net revenues. The increase was mainly attributable to the increased demand for performance-based advertisements through third parties’ internet properties, which was further driven by our continued investments in cutting-edge AI technology. To drive the continued growth of our online marketing business, we expect to tap into additional overseas markets with significant growth potentials, and diversify our customer base to encompass a broader range of vertical industries.

We have been accelerating our efforts to diversify our monetization capabilities. As part of these endeavors, we have launched education digitalization solutions targeting enterprise customers, such as elementary and secondary schools and other educational institutions. We will continue to devote resources in developing more solutions and marketing them to a broader range of customers.

The shift in our strategic focus has required and will continue to require us to develop or acquire technologies, and invest in sales and marketing to tap into additional markets and build new customer relationships. However, we expect that with these investments, we can better monetize our expertise in technology and intelligent learning, paving way for our long-term sustainable growth and profitability.

Our shift in the strategic focus may entail a number of additional risks and challenges. See “Item 3. Key Information—3.D. Risk Factors—Risks Related to Our Business and Industry—The changes in our business strategies and offerings may make it difficult to evaluate our future prospects.”

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

	For the Year Ended December 31,
	2021		2022		2023
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Net Revenues
Learning services	2,441,421	60.8	3,084,375	61.5	3,148,114	443,403	58.4
Smart devices	980,424	24.4	1,256,446	25.1	909,192	128,057	16.9
Online marketing services	593,949	14.8	672,361	13.4	1,331,902	187,594	24.7

Total net revenues	4,015,794	100.0	5,013,182	100.0	5,389,208	759,054	100.0

Learning services. We generate the majority of the net revenues of learning services from our tutoring services. For avoidance of doubt, we define our tutoring services to mainly include our existing online courses and digital learning contents. In 2021, 2022 and 2023, the net revenues generated from tutoring services were RMB2,271.0 million, RMB2,886.1 million and RMB2,914.1 million (US$410.4 million), respectively, accounting for the vast majority of the total net revenues of our learning services.

The tuition fees from the sales of our courses are initially recorded as deferred revenue and are recognized proportionally over an average of the learning periods of different tutoring courses. The learning period of a course refers to the period during which the course is delivered plus the estimated period following the completion of the course during which the customers view playback of the course recordings. The estimated weighted average duration of learning periods of our online courses mainly ranges from five to six months for the periods presented in this annual report. For the proceeds from the sales of our digital learning contents, they are initially recorded as deferred revenues as well and are recognized as revenues when the performance obligation is satisfied upon the time of delivery. As of December 31, 2022 and 2023, we had deferred revenue of RMB978.6 million and RMB894.7 million (US$126.0 million), respectively, from our tutoring services.

In addition to tutoring services, we also generate net revenues from other learning services which are primarily fee-based premium services. These services mainly include: (a) the licensing of technologies and solutions, including through Youdao Smart Cloud, to business customers and (b) sales of subscription packages to users of our online knowledge or AI tools, such as Youdao Dictionary, that allow them to access additional functions, content and privileges.

Smart devices. We generate net revenues from sales of smart devices, which currently mainly include Youdao Dictionary Pen, Youdao Listening Pod and Youdao Smart Learning Pad. In 2021, 2022 and 2023, the net revenues generated from smart devices were RMB980.4 million, RMB1,256.4 million and RMB909.2 million (US$128.1 million), respectively. Such fluctuation was primarily due to our continuous efforts to streamline marketing channels with low return on investment for smart devices starting from the second half of 2023.

Online marketing services. We generate net revenues of online marketing services through the provision of different formats of advertisement, including but not limited to banners, text links, videos, logos, buttons and rich media. Most of our online marketing services are advertising solutions based on performance-based pricing, including those charged on a cost-per-click, or CPC, basis. In 2021, 2022 and 2023, we generated 80.2%, 83.2% and 90.0%, respectively, of the net revenues of our online marketing services from performance-based advertising services. We also offer brand advertising services, which are focused on building advertisers’ brand awareness and presence through their logos and other visual aspects. Our brand advertising services are typically charged as a fixed amount of advertising fees based on the duration of the placement.

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

	For the Year Ended December 31,
	2021			2022			2023
	RMB	% of total cost of revenues	% of total net revenues	RMB	% of total cost of revenues	% of total net revenues	RMB	US$	% of total cost of revenues	% of total net revenues
	(in thousands, except for percentages)
Cost of revenues
Learning services	980,700	48.4	24.5	1,172,703	48.3	23.4	1,159,357	163,291	44.2	21.5
Smart devices	618,925	30.5	15.4	765,641	31.5	15.3	552,810	77,862	21.1	10.3
Online marketing services	427,331	21.1	10.6	488,422	20.2	9.7	909,579	128,112	34.7	16.8

Total cost of revenues	2,026,956	100.0	50.5	2,426,766	100.0	48.4	2,621,746	369,265	100.0	48.6

Gross profit

We recorded gross profit of RMB1,988.8 million, RMB2,586.4 million and RMB2,767.5 million (US$389.8 million), respectively, in 2021, 2022 and 2023.

In 2021, 2022 and 2023, our overall gross margin was 49.5%, 51.6% and 51.4%, respectively. During the same periods, the gross margin of learning services was 59.8%, 62.0% and 63.2%, respectively, the gross margin of smart devices was 36.9%, 39.1% and 39.2%, respectively, and the gross margin of online marketing services was 28.1%, 27.4% and 31.7%, respectively. With our continued efforts to reduce cost of revenues in learning services, smart devices and online marketing services, we expect that we will be able to optimize our gross profit in each segment.

Operating expenses

The following table sets forth a breakdown of our operating expenses, in absolute amounts and as percentages of total operating expenses and as percentages of the total net revenues, for the periods indicated.

	For the Year Ended December 31,
	2021			2022			2023
	RMB	% of total operating expenses	% of total net revenues	RMB	% of total operating expenses	% of total net revenues	RMB	US$	% of total operating expenses	% of total net revenues
	(in thousands, except for percentages)
Operating expenses
Sales and marketing expenses	2,077,638	70.9	51.7	2,328,095	69.3	46.4	2,268,428	319,501	70.1	42.2
Research and development expenses	607,373	20.7	15.1	803,791	23.9	16.0	743,364	104,702	23.0	13.8
General and administrative expenses	190,297	6.5	4.7	229,210	6.8	4.6	221,996	31,267	6.9	4.1
Impairment of intangible assets from business combination	56,778	1.9	1.4	—	—	—	—	—	—	—

Total operating expenses	2,932,086	100.0	72.9	3,361,096	100.0	67.0	3,233,788	455,470	100.0	60.1

Sales and marketing expenses. Our sales and marketing expenses consist primarily of (i) expenses relating to our marketing and branding activities, including expenses relating to our online traffic acquisition channels; (ii) payroll-related expenses, which consist primarily of the salaries and other benefits paid to our sales and marketing personnel; and (iii) the amounts we pay to third-party service providers to whom we outsource certain of our sales and marketing functions. We expect to further enhance the efficiency of our sales and marketing expenses to decrease its percentage of revenue over time in the long run.

Research and development expenses. Our research and development expenses consist primarily of (i) payroll-related expenses, which primarily include the salaries and other benefits paid to our R&D and related personnel; (ii) fees paid to outside vendors for their software testing and other services; and (iii) rentals of premises occupied by our R&D and related personnel. We expect to increase the investment in the use of leading technologies such as AI, aiming to lower our research and development related labor costs by leveraging these advanced technologies. We expect a decrease in research and development expenses as percentage of revenue in the foreseeable future.

General and administrative expenses. Our general and administrative expenses consist primarily of (i) payroll-related expenses, which primarily include the salaries and other benefits paid to our management and administrative personnel; (ii) fees paid to third-party professional service providers; and (iii) credit losses allowance provided on the receivables. We expect our general and administrative expenses to keep flat in the foreseeable future.

Impairment of intangible assets from business combination. Our impairment of intangible assets from business combination primarily reflects the impairment of the intangible assets related to a subsidiary acquired.

Taxation

We had income tax expense of RMB6.6 million, RMB13.8 million and RMB11.1 million (US$1.6 million) in 2021, 2022 and 2023, respectively. We are subject to various rates of income tax in different jurisdictions. The following summarizes major factors affecting our applicable tax rates in the Cayman Islands, Hong Kong and the PRC.

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

Hong Kong

Our subsidiaries incorporated in Hong Kong were subject to Hong Kong two-tiered profits tax regime, under which the tax rate is 8.25% for assessable profits on the first HK$2 million and 16.5% for any assessable profits in excess of HK$2 million. The payments of dividends to their shareholders are not subject to withholding tax in Hong Kong.

PRC

Our subsidiaries, the VIEs and their subsidiaries, in China are companies incorporated under PRC law and, as such, are subject to PRC enterprise income tax on their taxable income in accordance with the relevant PRC income tax laws. Pursuant to the PRC EIT Law, which became effective on January 1, 2008, a uniform 25% enterprise income tax rate is generally applicable to both foreign-invested enterprises and domestic enterprises, except where a special preferential rate applies. Entities qualifying as High and New Technology Enterprises (“HNTE”) qualify for a preferential tax rate of 15% subject to a requirement that they re-apply for HNTE status every three years. Youdao Information and Beijing Lingshi Ruifeng Education Technology Co., Ltd. were qualified as HNTEs and enjoyed a preferential tax rate of 15% in 2021, 2022 and 2023. Youdao Hangzhou was qualified as an HNTE and hence subject to a preferential tax rate of 15% from 2022 to 2024. As of December 31, 2023, the entities mentioned above were all in accumulative deficit position. The enterprise income tax is calculated based on the entities’ global income as determined under PRC tax laws and accounting standards.

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

As a Cayman Islands holding company, we may receive dividends from our PRC subsidiaries through Youdao HK. The PRC EIT Law and its implementing rules provide that dividends paid by a PRC entity to a non-resident enterprise for income tax purposes is subject to PRC withholding tax at a rate of 10%, subject to reduction by an applicable tax treaty with China. Pursuant to the Arrangement between Mainland of China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with respect to Taxes on Income, the withholding tax rate in respect to the payment of dividends by a PRC enterprise to a Hong Kong enterprise may be reduced to 5% from a standard rate of 10% if the Hong Kong enterprise directly holds at least 25% of the PRC enterprise and certain other conditions are met. Pursuant to the Notice of the State Taxation Administration on the Issues concerning the Application of the Dividend Clauses of Tax Agreements, or STA Circular 81, which was promulgated by the STA on February 20, 2009, and came into effect on the same date, if the relevant tax authorities consider the transactions or arrangements we have are for the primary purpose of enjoying a favorable tax treatment, the relevant tax authorities may adjust the favorable tax treatment. Moreover, pursuant to Circular on Several Issues regarding the “Beneficial Owner” in Tax Treaties, or STA Circular 9, issued by the STA in February 2018 and became effective from April 1, 2018, which sets forth certain detailed factors in determining “beneficial owner” status, and specifically, if an applicant’s business activities do not constitute substantive business activities, it could result in the negative determination of the applicant’s status as a “beneficial owner,” and consequently, the applicant could be precluded from enjoying the above-mentioned reduced withholding tax rate of 5%. In addition, pursuant to the Administrative Measures for Non-resident Taxpayers to Enjoy Treatment under Treaties, or STA Circular 35, issued by the STA in October 2019 and became effective on January 1, 2020, non-resident enterprises are not required to obtain pre-approval from the relevant tax authority in order to enjoy the reduced withholding tax. Instead, non-resident enterprises and their withholding agents may, by self-assessment and on confirmation that the prescribed criteria to enjoy the tax treaty benefits are met, directly apply the reduced withholding tax rate, and file necessary forms and supporting documents when performing tax filings, which will be subject to post-tax filing examinations by the relevant tax authorities. Accordingly, Youdao HK may be able to benefit from the 5% withholding tax rate for the dividends it receives from its PRC subsidiaries if it satisfies the conditions prescribed under the above-mentioned and other relevant tax rules and regulations. However, Youdao HK will not be able to enjoy the 5% withholding tax rate if it is not regarded as a “beneficial owner.”

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

Learning services

Tutoring services

Our tutoring services are delivered in online live streaming courses or online pre-recorded video courses or digital learning content format. With respect to our online live streaming courses, when the delivery of the course is completed, we also provide the customers with “content playback service” that give them unlimited access to previous online live streaming courses for a specified period. The online live streaming of the course and the content playback service, as well as other teaching activities associated with the course, are highly interdependent and interrelated in the context of the contract and are only considered accessory services to the online live streaming courses and therefore are not distinct and are not sold standalone. As a result, online live streaming course is accounted for as a single performance obligation which is satisfied over its learning period. The learning period of online live streaming course refers to the period during which the course is delivered plus the estimated period following the completion of the course during which the customers view playback of the course recordings. The revenues generated from our online live streaming courses are recognized ratably over an average of the learning periods of our online live streaming courses. We consider the average length of period during which customers typically spend time on viewing the courses, as well as other learning behavior patterns, to arrive at the best estimates for the estimated learning period for each course based on the estimated learning time customers spend on the courses, the expected number of times customers will take the courses and the similarities between newly-launched courses and existing courses. With respect to online pre-recorded video courses, the net revenues are recognized ratably over the estimated average learning period for different courses, similar with the online live streaming courses.

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

The estimated weighted average duration of learning periods for both online live streaming courses and online pre-recorded video courses ranged from five to six months for the periods presented.

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

Smart devices

We sell smart devices such as Youdao Dictionary Pen, Youdao Listening Pod and Youdao Smart Learning Pad to customers through retailers or distributors. We recognize revenues when control of the goods is transferred to the customer, which generally occurs upon the delivery to the end customers or upon the delivery to distributors.

Along with certain learning services, we also provide devices such as Youdao Smart Learning Terminal to facilitate customers’ educational demand. For such situations, we have determined that the smart devices are a separate performance obligation under ASC 606, as customers can benefit from devices on their own and our promises to deliver devices are separately identifiable from learning services. We determine stand-alone selling price to each performance obligation in the approach of expected cost-plus margin. Revenue from devices is recognized when they are delivered to customers.

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

Goodwill is not amortized but is tested for impairment at the reporting unit level on an annual basis by the end of year, and between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount. Under ASC 350-20-35, we have the option to choose whether we will apply the qualitative assessment first and then the quantitative assessment, if necessary, or to apply the quantitative assessment directly. We will perform the quantitative impairment test if we bypass the qualitative assessment, or based on the qualitative assessment, if it is more likely than not that the fair value of the reporting unit is less than its carrying amount. The quantitative impairment test is comparing the fair value of the reporting unit with its carrying amount. If the fair value of the reporting unit exceeds its carrying amount, goodwill is not impaired. If the carrying amount of a reporting unit exceeds its fair value, an impairment loss shall be recognized in an amount equal to that excess, limited to the total amount of goodwill allocated to that reporting unit.

Application of a goodwill impairment test requires significant management judgment, including the identification of reporting units, assigning assets and liabilities to reporting units, assigning goodwill to reporting units, and determining the fair value of each reporting unit. The judgment in estimating the fair value of reporting units includes estimating future cash flows, determining appropriate discount rates and making other assumptions. Changes in these estimates and assumptions could materially affect the determination of fair value for each reporting unit. No impairment charge of goodwill was recognized in 2021, 2022 or 2023.

Impairment of long-lived assets

Long-lived assets are evaluated for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will affect the future use of the assets) indicate that the carrying value of an asset may not be fully recoverable or that the useful life is shorter than we had originally estimated. When these events occur, we evaluate the impairment for the long-lived assets by comparing the carrying value of the assets to an estimate of future undiscounted cash flows expected to be generated from the use of the assets and their eventual disposition. If the sum of the expected future undiscounted cash flows is less than the carrying value of the assets, we recognize an impairment loss based on the excess of the carrying value of the assets over the fair value of the assets. We recognized impairment losses on intangible assets from business combination of RMB56.8 million in 2021. No impairment loss on intangible assets was recognized in 2022 or 2023.

Share-based compensation

We grant options and restricted share units, or RSUs, to our employees, directors and consultants with performance conditions and service conditions. In accordance with ASC 718, Compensation-Stock Compensation, we determine grants of options and RSUs to directors, employees and consultants, which are classified as equity awards and are measured at the grant date based on the fair value of the awards.

We adopt the binomial option pricing model to determine the fair value of share options. The determination of the fair value of share options is affected by the fair value of ordinary shares as well as assumptions regarding a number of complex and subjective variables, including the expected share price volatility, actual and projected employee share option exercise behavior, risk-free interest rates and expected dividends. Following the completion of our initial public offering, the market price of our publicly traded ADSs is used as an indicator of fair value of ordinary shares for purposes of recording share-based compensation expenses. RSUs are measured based on the fair market value of the underlying ordinary shares on the dates of grant. Share-based compensation expenses for share options and RSUs granted with service conditions are recorded net of estimated forfeitures using a graded-vesting method over requisite the service period, such that expenses are recorded only for those share-based awards that are expected to ultimately vest.

We also recognize compensation expenses on RSUs granted by NetEase to our employees. RSUs are measured based on the fair market value of the underlying ordinary shares on the dates of grant. Share-based compensation expenses related are then recorded for the number of RSUs expected to vest on a graded-vesting basis, net of estimated forfeitures, over the requisite service period.

Youdao Share Incentive Plans

We adopted two employee share incentive plans in February 2015 (as amended in April 2018) and April 2023, which we refer to as the 2015 Plan and the 2023 Plan, respectively, These employee share incentive plans may be amended, restated and/or supplemented from time to time. For key terms of the 2015 Plan and the 2023 Plan, see “Item 6. Directors, Senior Management and Employees—6.B. Compensation—Share Incentive Plans.”

The fair value of each option granted pursuant to the 2015 Plan in 2021, 2022 and 2023 is estimated on the date of grant using the following assumptions:

	For the Year Ended December 31,
	2021	2022	2023
Expected volatility	52.40%-62.40%	74.30%-95.00%	96.30%
Expected dividends yield	0%	0%	0%
Risk-free interest rate	0.58%-0.87%	1.74%-2.70%	3.42%
Expected term (in years)	6	6	6
Fair value of underlying ordinary share (US$)	9.44-35.99	4.25-13.02	4.94-7.69

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

Uncertain tax positions

In order to assess uncertain tax positions, we apply a more likely than not threshold and a two-step approach for the tax position measurement and financial statement recognition. Under the two-step approach, the first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not, that the position will be sustained, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount that is more than 50% likely of being realized upon settlement. We recognize interest and penalties, if any, under accrued expenses and other current liabilities on our consolidated balance sheets and under other expenses in our consolidated statements of operations and comprehensive loss. We did not have any significant unrecognized uncertain tax positions as of and for the years ended December 31, 2021, 2022 and 2023, nor did we recognize any related interest and penalties.

Treasury stock

We account for repurchased ordinary shares under the cost method and include such treasury stock as a component of the common shareholders’ equity. Cancellation of treasury stock is recorded as a reduction of ordinary shares, additional paid-in-capital and retained earnings, as applicable. An excess of purchase price over par value is allocated to additional paid-in-capital first with any remaining excess charged entirely to retained earnings. We may from time to time utilize treasury stock upon exercise of options and vesting of RSUs. The cost of treasury stock reissued is determined using the weighted average method and recorded as a reduction of additional paid-in-capital.

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

	For the Year Ended December 31,
	2021		2022		2023
	RMB	%	RMB	%	RMB	US$	%

	(in thousands, except for percentages, shares and per share/ADS data)
Net revenues	4,015,794	100.0	5,013,182	100.0	5,389,208	759,054	100.0
Cost of revenues(1)	(2,026,956)	(50.5)	(2,426,766)	(48.4)	(2,621,746)	(369,265)	(48.6)

Gross profit	1,988,838	49.5	2,586,416	51.6	2,767,462	389,789	51.4
Operating expenses
Sales and marketing expenses(1)	(2,077,638)	(51.7)	(2,328,095)	(46.4)	(2,268,428)	(319,501)	(42.2)
Research and development expenses(1)	(607,373)	(15.1)	(803,791)	(16.0)	(743,364)	(104,702)	(13.8)
General and administrative expenses(1)	(190,297)	(4.7)	(229,210)	(4.6)	(221,996)	(31,267)	(4.1)
Impairment of intangible assets from business combination	(56,778)	(1.4)	—	—	—	—	—

Total operating expenses	(2,932,086)	(72.9)	(3,361,096)	(67.0)	(3,233,788)	(455,470)	(60.1)

Loss from operations	(943,248)	(23.4)	(774,680)	(15.4)	(466,326)	(65,681)	(8.7)
Interest income	18,780	0.5	12,908	0.3	8,348	1,176	0.2
Interest expense	(31,644)	(0.8)	(45,607)	(0.9)	(69,472)	(9,785)	(1.3)
Others, net	36,673	0.9	81,445	1.6	(11,578)	(1,631)	(0.2)

Loss before tax	(919,439)	(22.8)	(725,934)	(14.4)	(539,028)	(75,921)	(10.0)
Income tax expenses	(6,648)	(0.2)	(13,844)	(0.3)	(11,089)	(1,562)	(0.2)

Net loss from continuing operations	(926,087)	(23.0)	(739,778)	(14.7)	(550,117)	(77,483)	(10.2)
Net loss from discontinued operations	(100,267)	(2.6)	(6,105)	(0.2)	—	—	—

Net loss	(1,026,354)	(25.6)	(745,883)	(14.9)	(550,117)	(77,483)	(10.2)
Net loss attributable to noncontrolling interests	30,699	0.8	18,851	0.4	182	26	0.0

Net loss attributable to ordinary shareholders of the company	(995,655)	(24.8)	(727,032)	(14.5)	(549,935)	(77,457)	(10.2)

Including:
Net loss from continuing operations attributable to ordinary shareholders of the company	(895,388)	(22.3)	(720,927)	(14.4)	(549,935)	(77,457)	(10.2)
Net loss from discontinued operations attributable to ordinary shareholders of the company	(100,267)	(2.5)	(6,105)	(0.1)	—	—	—
Net loss per ordinary share/ADS
Basic	(8.18)		(5.88)		(4.53)	(0.64)
—Continuing operations	(7.36)		(5.83)		(4.53)	(0.64)
—Discontinued operations	(0.82)		(0.05)		—	—
Diluted	(8.18)		(5.88)		(4.53)	(0.64)
—Continuing operations	(7.36)		(5.83)		(4.53)	(0.64)
—Discontinuing operations	(0.82)		(0.05)		—	—
Weighted average number of ordinary shares/ADSs used in calculating net loss per ordinary share/ADS
Basic	121,650,907		123,597,604		121,381,857	121,381,857
Diluted	121,650,907		123,597,604		121,381,857	121,381,857

Notes:

(1)

The following table sets forth our share-based compensation expenses, including the share-based compensation expenses allocated to us based on awards granted to our employees pursuant to NetEase’s RSU incentive plans. See also “Item 7. Major shareholders and Related Party Transactions—7.B. Related Party Transactions—Transactions with NetEase and Other Related Parties.”

	For the Year Ended December 31,
	2021	2022	2023
	RMB	RMB	RMB	US$
	(in thousands)
Cost of revenues	7,862	5,984	1,645	232
Sales and marketing expenses	10,521	12,669	6,071	855
Research and development expenses	33,775	30,578	8,020	1,130
General and administrative expenses	20,043	21,478	15,061	2,121

Total	72,201	70,709	30,797	4,338

Year Ended December 31, 2023 Compared to Year Ended December 31, 2022

Net Revenues

Our net revenues increased by 7.5% from RMB5,013.2 million in 2022 to RMB5,389.2 million (US$759.1 million) in 2023.

Learning services

Our net revenues generated from learning services increased by 2.1% from RMB3,084.4 million in 2022 to RMB3,148.1 million (US$443.4 million) in 2023, which was mainly driven by the increase in revenues from other learning services.

•	Tutoring services. Our net revenues generated from tutoring services increased by 1.0% from RMB2,886.1 million in 2022 to RMB2,914.1 million (US$410.4 million) in 2023.

•

Other learning services. Our net revenues generated from other learning services increased by 18.1% from RMB198.2 million in 2022 to RMB234.0 million (US$33.0 million) in 2023, primarily driven by the increased sales of subscription packages of our online knowledge tools.

Smart devices

Our net revenues generated from distribution of smart devices decreased by 27.6% from RMB1,256.4 million in 2022 to RMB909.2 million (US$128.1 million) in 2023, mainly due to our continuous efforts to streamline marketing channels with low return on investment for smart devices starting from the second half of 2023.

Online marketing services

Our net revenues generated from online marketing services increased by 98.1% from RMB672.4 million in 2022 to RMB1,331.9 million (US$187.6 million) in 2023, primarily due to the increase in the sales of performance-based advertisements through third parties’ internet properties, which was driven by our continued investments in cutting-edge AI technology.

Cost of revenues

Our cost of revenues increased by 8.0% from RMB2,426.8 million in 2022 to RMB2,621.7 million (US$369.3 million) in 2023.

Learning services

Our cost of revenues of learning services decreased slightly from RMB1,172.7 million in 2022 to RMB1,159.4 million (US$163.3 million) in 2023.

Smart devices

Our cost of revenues of smart devices decreased from RMB765.6 million in 2022 to RMB552.8 million (US$77.9 million) in 2023, primarily due to the decrease in the sales of our smart devices in 2023.

Online marketing services

Our cost of revenues of online marketing services increased from RMB488.4 million in 2022 to RMB909.6 million (US$128.1 million) in 2023, primarily due to the increase in revenues shared to third parties’ internet properties from RMB421.9 million in 2022 to RMB828.6 million (US$116.7 million) in 2023, which was generally in line with the revenue increase during the same period.

Gross profit & gross margin

The gross margin of learning services increased slightly from 62.0% in 2022 to 63.2% in 2023. In 2023, the gross margin for our smart devices remained steady at 39.2%, as compared to 39.1% in 2022. The gross margin of online marketing services increased from 27.4% in 2022 to 31.7% in 2023, primarily due to improved gross margin profile of performance-based advertisements through third parties’ internet properties compared with last year.

Our overall gross profit increased by 7.0% from RMB2,586.4 million in 2022 to RMB2,767.5 million (US$389.8 million) in 2023. Our overall gross margin was 51.6% and 51.4%, respectively, in 2022 and 2023.

Operating expenses

Our total operating expenses decreased by 3.8% from RMB3,361.1 million in 2022 to RMB3,233.8 million (US$455.5 million) in 2023.

Sales and marketing expenses

Our sales and marketing expenses decreased by 2.6% from RMB2,328.1 million in 2022 to RMB2,268.4 million (US$319.5 million) in 2023, which was mainly driven by the decrease in marketing spending from RMB1,478.6 million in 2022 to RMB1,384.3 million (US$195.0 million), partially offset by the increase in the payroll-related expenses in 2023.

Research and development expenses

Our research and development expenses decreased by 7.5% from RMB803.8 million in 2022 to RMB743.4 million (US$104.7 million) in 2023, which was primarily attributable to the decrease in the payroll-related expenses from RMB682.5 million in 2022 to RMB629.1 million (US$88.6 million) in 2023, mainly driven by a decreasing number of development and technology professionals associated with our tutoring services and smart devices.

General and administrative expenses

Our general and administrative expenses decreased by 3.1% from RMB229.2 million in 2022 to RMB222.0 million (US$31.3 million) in 2023.

Net loss from continuing operations

As a result of the foregoing, our net losses from continuing operations were RMB739.8 million and RMB550.1 million (US$77.5 million), respectively, in 2022 and 2023.

Year Ended December 31, 2022 Compared to Year Ended December 31, 2021

See “Item 5. Operating and Financial Review and Prospects—5.A. Operating Results—Year Ended December 31, 2022 Compared to Year Ended December 31, 2021” beginning on page 114 of our Form 20-F for the fiscal year ended December 31, 2022 filed with the SEC on April 27, 2023 (Securities Act File No. 001-39087).

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

The following table sets forth a reconciliation of non-GAAP net loss from continuing operation attributable to ordinary shareholders of the company to net loss from continuing operation attributable to ordinary shareholders of the company, the most directly comparable GAAP measure:

	For the Year Ended December 31,
	2021	2022	2023
	RMB	RMB	RMB	US$

	(in thousands)
Net loss from continuing operations attributable to ordinary shareholders of the company	(895,388)	(720,927)	(549,935)	(77,457)
Add: share-based compensation	72,201	70,709	30,797	4,338
amortization of intangible assets from business combination	2,972	—	—	—
impairment of long-term investments	7,000	10,300	43,740	6,161
impairment of intangible assets from business combination	56,778	—	—	—
Less: tax effects on non-GAAP adjustments	(8,962)	—	—	—
GAAP to non-GAAP reconciling items for the loss attributable to noncontrolling interests	(22,854)	—	—	—

Non-GAAP net loss from continuing operations attributable to ordinary shareholders of the company	(788,253)	(639,918)	(475,398)	(66,958)
Non-GAAP basic net loss from continuing operations per share/ADS	(6.48)	(5.18)	(3.92)	(0.55)

Non-GAAP diluted net loss from continuing operations per share/ADS	(6.48)	(5.18)	(3.92)	(0.55)

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

We had working capital deficits (being total current liabilities exceeded that of total current assets) of RMB1,308.6 million and RMB1,799.3 million (US$253.4 million) as of December 31, 2022 and 2023, respectively. According to the support letter issued by the NetEase Group in April 2023, the NetEase Group intends to provide financial support for our continuing operations in the period no less than twelve months from the date of this annual report. As of December 31, 2023, we had outstanding interest-bearing short-term loans payable to the NetEase Group in the amount of RMB878.0 million (US$123.7 million), which constituted a substantial portion of our current liabilities. These loans are generally repayable within one year and were used to provide working capital for the daily operations of our business. In April 2021, we entered into a three-year US$300.0 million revolving loan facility agreement with NetEase. In September 2023, we and NetEase entered into an agreement to further extend such revolving loan facility agreement to March 31, 2027. As of March 31, 2024, we had outstanding interest-bearing long-term loans payable to the NetEase Group in the amount of US$124.2 million (or equivalent to RMB881.1 million), which was drawn down from the US$300.0 million revolving loan facility with maturity dated March 31, 2027. Repayment of such loans would materially and adversely affect our liquidity, financial position and cash flows. Besides financial support from NetEase, we will also continue to evaluate and pursue attractive financing opportunities, including issuances of debt or equity securities and obtaining additional credit facilities.

We believe that our existing cash, cash equivalents, restricted cash, time deposits and short-term investments balance as of December 31, 2023, as well as continuous funding support from our controlling shareholder NetEase, would be sufficient to fund our continuing operating activities, capital expenditures and other obligations for at least the next twelve months.

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

As a holding company with no material operations of our own, we conduct a substantial majority of our operations through our PRC subsidiaries and the VIEs and their subsidiaries in China. We are permitted under PRC laws and regulations to provide funding to our PRC subsidiaries in China through capital contributions or loans, subject to applicable approval registration, filings and reporting procedures with government authorities and limits on the amount of capital contributions and loans. In addition, our subsidiaries in China may provide Renminbi funding to the VIEs only through entrusted loans. See “Item 4. Information on the Company—4.B. Business Overview—Regulations—Regulations Related to Foreign Exchange,” and “Item 3. Key Information—3.D. Risk Factors—Risks Related to Doing Business in China—PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay us from making loans or additional capital contributions to our PRC subsidiaries and to make loans to the VIEs, which could materially and adversely affect our liquidity and our ability to fund and expand our business.” The ability of our subsidiaries in China to make dividends or other cash payments to us is subject to various restrictions under PRC laws and regulations. See “Item 3. Key Information—3.D. Risk Factors—Risks Related to Doing Business in China—We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business” and “Item 3. Key Information—3.D. Risk Factors—Risks Related to Doing Business in China—If we are classified as a PRC resident enterprise for PRC enterprise income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders and ADS holders.”

The following table presents our summary consolidated cash flow data in 2021, 2022 and 2023.

	For the Year Ended December 31,
	2021	2022	2023
	RMB	RMB	RMB	US$
		(in thousands)
Net cash used in continuing operating activities	(623,566)	(531,412)	(438,145)	(61,711)
Net cash provided by continuing investing activities	42,699	125,823	125,573	17,687
Net cash provided by/(used in) continuing financing activities	1,783,713	184,649	(18,942)	(2,668)

Continuing Operating Activities

Net cash used in continuing operating activities was RMB438.1 million (US$61.7 million) in 2023. The difference between our net loss from continuing operations of RMB550.1 million (US$77.5 million) and the net cash used in continuing operating activities was mainly due to (i) decrease in accounts receivable of RMB44.0 million primarily arising from the decreased sales of smart devices, which due to our continuous efforts to streamline marketing channels with low return on investment for smart devices and (ii) an increase in accrued liabilities and other payables of RMB35.9 million, which mainly consisted of accrued liabilities for online marketing services, resulting from the increase in the sales of performance-based advertisements through third parties’ internet properties, partially offset by the decrease in accounts payable of RMB123.4 million due to decreased purchase of smart devices.

Net cash used in continuing operating activities was RMB531.4 million in 2022. The difference between our net loss from continuing operations of RMB739.8 million and the net cash used in continuing operating activities was mainly due to (i) an increase in accounts payable of RMB121.3 million due to increased purchase of smart devices and deferred payments to suppliers; and (ii) an increase in accrued liabilities and other payables of RMB75.8 million, which mainly consisted of accrued liabilities for learning services and accrued marketing expenses, resulting from our business growth as well as our increased marketing and promotion activities, partially offset by an increase in accounts receivable of RMB163.5 million primarily arising from the increased sales of newly launched smart devices.

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

Continuing Investing Activities

Net cash provided by continuing investing activities in 2023 was RMB125.6 million (US$17.7 million), which was mainly attributable to (i) the proceeds received from maturities of short-term investments of RMB270.2 million, partially offset by (i) the purchases of short-term investments of RMB110.0 million with variable interest rates; and (ii) the purchases of property, equipment and software of RMB17.9 million.

Net cash provided by continuing investing activities in 2022 was RMB125.8 million, which was mainly attributable to (i) the proceeds received from maturities of short-term investments of RMB1,530.5 million, partially offset by (i) the purchases of short-term investments of RMB1,258.2 million with variable interest rates; (ii) the purchases of property, equipment and software of RMB68.7 million; and (iii) the payment for long-term investments of RMB52.1 million.

Net cash provided by continuing investing activities in 2021 was RMB42.7 million, which was mainly attributable to (i) the proceeds received from the maturities of time deposits of RMB907.8 million; (ii) the proceeds received from maturities of short-term investments of RMB860.0 million; and (iii) the net cash acquired from a business combination, net of cash consideration paid, of RMB43.2 million, partially offset by (i) the purchases of time deposits placed with banks with original maturities between three to twelve months of RMB897.9 million; (ii) the purchases of short-term investments of RMB779.5 million with variable interest rates; (iii) the purchases of property, equipment and software of RMB63.5 million; and (iv) the payment for long-term investments of RMB27.4 million.

Continuing Financing Activities

Net cash used in continuing financing activities for 2023 was RMB18.9 million (US$2.7 million), which was mainly attributable to cash paid for repurchase of Youdao’s ADSs of RMB127.5 million, partially offset by long-term loan from the NetEase Group of US$14.0 million (or equivalent to RMB99.3 million).

Net cash provided by continuing financing activities for 2022 was RMB184.6 million, which was mainly attributable to the long-term loan from the NetEase Group of US$35.0 million (or equivalent to RMB225.9 million), partially offset by cash paid for repurchase of Youdao’s ADSs of RMB50.7 million.

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

Material Cash Requirements

Our material cash requirements as of December 31, 2023 and any subsequent interim period primarily include working capital needs, capital expenditures, repayment of short-term/long-term loans from NetEase, operating lease obligations, purchase commitments and capital commitments.

Our capital expenditures are incurred primarily in connection with purchase of servers, computers and software. Our capital expenditures were RMB64.1 million, RMB69.8 million and RMB17.9 million (US$2.5 million), respectively, in 2021, 2022 and 2023. We intend to fund our future capital expenditures with our existing cash balance.

The following table sets forth the details of our material cash requirements (other than capital expenditure) as of December 31, 2023.

	Payments Due by Period
	Less than One Year	One to Three Years	Three to Five Years	Total

	(RMB in thousands)
Repayment of short-term/long-term loans from NetEase(1)	878,000	—	630,360	1,508,360
Operating lease commitments(2)	42,394	48,924	2,111	93,429
Purchase commitments(3)	266,619	3,263	—	269,882
Capital commitments(4)	467	—	—	467

Total	1,187,480	52,187	632,471	1,872,138

Note:

(1)	Consists of short-term loans from NetEase, as well as long-term loans from NetEase drawn down from the US$300.0 million revolving loan facility provided by NetEase with maturity dated March 31, 2027.
(2)

Consist of the commitments under non-cancelable operating lease agreements for our office premises. In 2021, 2022 and 2023, our rental expenses were RMB52.8 million, RMB70.1 million and RMB74.0 million (US$10.4 million), respectively.

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

Other than as discussed above, we did not have any significant capital and other commitments, long-term obligations or guarantees as of December 31, 2023.

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

Holding Company Structure

Youdao, Inc. is a holding company with no material operations of its own. We conduct our operations primarily through our subsidiaries and the VIEs and their subsidiaries in the PRC. In 2021, 2022 and 2023, the amount of revenues generated by the VIEs and their subsidiaries accounted for 68.5%, 70.1% and 77.0%, respectively, of our total net revenues. As a result, our ability to pay dividends depends upon dividends paid by our subsidiaries which, in turn, depends on the payment of the service fees to our PRC subsidiaries by the VIEs in the PRC pursuant to certain contractual arrangements among our PRC subsidiaries, the VIEs and the VIEs’ shareholders. See “Item 4. Information on the Company—4.C. Organizational Structure—Contractual Arrangements with the VIEs and the VIEs’ Respective Shareholders.” In 2021, 2022 and 2023, the amount of service fees charged by our PRC subsidiaries to the VIEs was RMB3,473.5 million, RMB2,767.8 million and RMB2,881.0 million (US$405.8 million) (without giving effect to the discontinued operation presentation of our historical financial results as a result of the disposal of our Academic AST Business), respectively. If our subsidiaries or any newly formed subsidiaries incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us.

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

5.D. Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events in 2023 that are reasonably likely to have a material and adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future results of operations or financial condition.

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

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A. Directors and Senior Management

The following table sets forth the name, age and position of each of our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
William Lei Ding	52	Director
Feng Zhou	46	Director, Chief Executive Officer
Harry Heung Yeung Shum	57	Independent Director
Jimmy Lai	67	Independent Director
Lei Jin	46	President
Yinghui Wu	44	Vice President
Renlei Liu	42	Vice President
Peng Su	44	Vice President
Yongwei Li	44	Vice President

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

Harry Shum has served as our director since October 2019. Mr. Shum has also served as an independent director of China Vanke Co., Ltd. since July 2023, and an independent non-executive director of Meituan Dianping since September 2018. Mr. Shum joined Microsoft Research in 1996 as a researcher based in Redmond, Washington. In 1998, he joined Microsoft Research Asia (formerly known as Microsoft Research China) in Beijing, China as one of the founding members and subsequently spent nine years there, becoming the managing director of Microsoft Research Asia. From 2007 to 2013, Mr. Shum served as the corporate vice president in charge of Bing search product development. From 2013 to February 2020, he served as the executive vice president of Microsoft’s Artificial Intelligence and Research group, responsible for intelligence strategy and forward-looking research and development efforts spanning infrastructure, services, apps and agents. Mr. Shum has served as adjunct professors in many universities, including Tsinghua University, since 2003. Mr. Shum received his PhD in robotics from Carnegie Mellon University.

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

6.B. Compensation

In 2023, we paid an aggregate of RMB17.5 million (US$2.5 million) in cash compensation to our directors and executive officers. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our directors and executive officers. Our PRC subsidiaries and the VIEs and their subsidiaries are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.

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

Share Incentive Plans

2015 Share Incentive Plan

We adopted an employee share incentive plan, which we refer to as the 2015 Plan, in February 2015, as may be amended, restated and/or supplemented from time to time. The 2015 Plan was amended in April 2018. The purpose of the 2015 Plan is to promote the success and enhance the value of our company by linking the personal interests of the employees, directors and consultants to those of our shareholders and by providing such individuals with an incentive for outstanding performance to generate superior returns to our shareholders. The maximum aggregate number of ordinary shares we are authorized to issue pursuant to equity awards granted under the 2015 Plan is 10,222,222 shares. As of March 31, 2024, options to purchase a total of 3,680,851 ordinary shares were outstanding under the 2015 Plan, and 2,900,111 of such options had vested and become exercisable. As of the same date, restricted share units representing a total of 525,824 ordinary shares were granted and outstanding under the 2015 Plan, which will be vested by new or existing shares.

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

2023 Share Incentive Plan

We adopted an employee share incentive plan, which we refer to as the 2023 Plan, in April 2023, as may be amended, restated and/or supplemented from time to time. The purpose of the 2023 Plan is to promote the success and enhance the value of our company by linking the personal interests of the employees, directors and consultants to those of our shareholders and by providing such individuals with an incentive for outstanding performance to generate superior returns to our shareholders. The maximum aggregate number of ordinary shares we are authorized to issue pursuant to equity awards granted under the 2023 Plan is 5,668,625 shares. As of March 31, 2024, no options or restricted share units were outstanding under the 2023 Plan.

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

The following table summarizes, as of March 31, 2024, the number of ordinary shares underlying outstanding options and restricted share units that we granted to our directors and executive officers:

	Ordinary Shares Underlying Equity Awards Granted	Exercise Price (US$/Share)		Date of Grant	Date of Expiration
William Lei Ding	—	—		—	—
Feng Zhou	—	—		—	—
Harry Heung Yeung Shum	*	US$4.0 to US$4.5		February 25, 2020, January 25, 2021 and January 18, 2022	February 25, 2026, January 25, 2027 and January 18, 2028
	*	N/A	(1)	April 27, 2023	N/A	(2)
Jimmy Lai	*	US$4.5		January 25, 2021 and January 18, 2022	January 25, 2027 and January 18, 2028
	*	N/A	(1)	April 27, 2023	N/A	(2)
Lei Jin	*	US$4.5		January 25, 2021	January 25, 2027
Yinghui Wu	*	US$4.5		January 25, 2021	January 25, 2027
Renlei Liu	*	US$1.5 to US$4.5		February 11, 2015, January 17, 2017 and January 25, 2021	February 11, 2025, January 17, 2025 and January 25, 2027
Peng Su	*	US$3.5 to US$4.5		May 30, 2019 and January 25, 2021	May 30, 2025 and January 25, 2027
Yongwei Li	*	US$3.5 to US$4.5		May 30, 2019, January 14, 2020 and January 25, 2021	May 30, 2025, January 14, 2026 and January 25, 2027
All directors and executive officers as a group	*

*	Less than 1% of our total outstanding shares.
(1)	The restricted share units held by such individual(s) do not have exercise price.
(2)	The restricted share units held by such individual(s) have no expiration dates.

As of March 31, 2024, our employees as a group hold (i) options to purchase 3,680,851 ordinary shares, with exercise prices ranging from US$1.5 per share to US$4.5 per share, with a weighted average of exercise prices of US$3.5 per share, and (ii) restricted share units representing 525,824 ordinary shares.

For discussions of our accounting policies and estimates for awards granted pursuant to the 2015 Plan and the 2023 Plan, see “Item 5. Operating and Financial Review and Prospects—5.A. Operating Results—Critical Accounting Policies and Judgments—Share-based compensation.”

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

6.D. Employees

We had 4,364 full-time employees as of December 31, 2023, most of which were located in our offices in Beijing, Xi’an, Guangzhou, Chengdu, Hangzhou and Nanjing, China. The following table sets forth the breakdowns of our full-time employees by function as of December 31, 2023:

Function	Number of Full-Time Employees	Percentage
Teaching staff(1) and product and service operations	2,177	49.9%
R&D and related	1,005	23.0%
Sales and marketing	912	20.9%
General and administrative	270	6.2%

Total	4,364	100.0%

Note:

(1)	Our teaching staff consists of (i) instructors; and (ii) teaching assistants focused on providing students with academic and administrative support.

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

6.E. Share Ownership

The following table sets forth information concerning the beneficial ownership of our ordinary shares as of March 31, 2024 by:

•	each of our directors and executive officers; and

•	each person known to us to beneficially own more than 5% of our ordinary shares.

We have adopted a dual-class voting structure. The calculations in the table below are based on 119,518,944 ordinary shares issued and outstanding as of March 31, 2024, consisting of 31,230,584 class A ordinary shares (excluding 6,450,502 Class A ordinary shares repurchased in the form of ADSs) and 88,288,360 Class B ordinary shares.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days, including through the vesting of RSUs, the exercise of any option, warrant, or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

	Ordinary Shares Beneficially Owned as of March 31, 2024
	Class A		Class B
	Ordinary Shares		Ordinary Shares		Total Ordinary Shares		Voting Power
	Number	%	Number	%	Number	%**	%***
Directors and Executive Officers: †
William Lei Ding(1)	2,479,232	7.9	29,424,222	33.3	31,903,454	26.7	30.6
Feng Zhou(2)	—	—	20,341,200	23.0	20,341,200	17.0	20.6
Harry Heung Yeung Shum	*	*	—	—	*	*	*
Jimmy Lai	*	*	—	—	*	*	*
Lei Jin(3)	*	*	920,000	1.0	*	*	*
Yinghui Wu(4)	*	*	1,640,000	1.9	1,652,000	1.4	1.7
Renlei Liu(5)	614,000	1.9	—	—	*	*	*
Peng Su	*	*	—	—	*	*	*
Yongwei Li	*	*	—	—	*	*	*
All directors and executive officers as a group	3,477,992	10.9	52,325,422	59.3	55,803,414	46.4	54.0
Principal Shareholders:
NetEase, Inc.(6)	2,898,293	9.3	65,387,160	74.1	68,285,453	57.1	67.2
Peng Ke Holdings Inc.(2)	—	—	20,341,200	23.0	20,341,200	17.0	20.6
Orbis(7)	10,364,705	33.2	—	—	10,364,705	8.7	3.5

Notes:

*	Less than 1% of our total issued and outstanding shares on an as-converted basis.
**

For each person and group included in this table, percentage ownership is calculated by dividing the number of shares beneficially owned by such person or group by the sum of (i) 119,518,944, being the number of ordinary shares on an as-converted basis issued and outstanding as of March 31, 2024 (excluding 6,450,502 Class A ordinary shares repurchased in the form of ADSs); and (ii) the number of ordinary shares underlying share options held by such person or group that are exercisable or RSUs that will be vested within 60 days after March 31, 2024.

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

(1)

Represents (i) 1,175,000 ADSs, representing 1,175,000 Class A ordinary shares held of record by Dragon Creation Technology Limited, a company incorporated under the laws of the British Virgin Islands, (ii) 1,304,232 ADSs, representing 1,304,232 Class A ordinary shares held of record by NetEase (of which Mr. Ding is the chief executive officer, a director and the largest shareholder), and (iii) 29,424,222 Class B ordinary shares held of record by NetEase. Dragon Creation Technology Limited is wholly owned by Sino Intelligence Holding Limited, which is in turn wholly owned by Sino Intelligence Trust, or the Trust, for which TMF (Cayman) Ltd. acts as the trustee. Mr. Ding is the sole director of Dragon Creation Technology Limited and the settlor of the Trust, retaining the investment and dispositive powers with respect to the assets of the Trust. The beneficiaries of the Trust are William Lei Ding and his family. In addition, Mr. Ding, through Shining Globe International Limited, beneficially owns approximately 45.0% equity interest in NetEase as of March 31, 2024, and Shining Globe International Limited is the record owner of 1,450,300,000 ordinary shares of NetEase as of March 31, 2024. Shining Globe International Limited is wholly owned by Shining Globe Holding Limited, which is in turn wholly owned by Shining Globe Trust. Mr. Ding, being the sole director of Shining Globe International Limited and the settlor of the Shining Globe Trust, retains the investment and dispositive powers with respect to the assets of the Shining Globe Trust. The business address of William Lei Ding is NetEase Building, No. 599 Wangshang Road, Binjiang District, Hangzhou 310052, People’s Republic of China.

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

(4)

Represents 1,640,000 Class B ordinary shares held of record by Ice River Tech, Inc., a British Virgin Islands company wholly owned by Mr. Wu, and 12,000 Class A ordinary shares underlying share options exercisable within 60 days after March 31, 2024. The registered address of Ice River Tech, Inc. is Kingston Chambers, PO Box 173, Road Town, Tortola, British Virgin Islands. The business address of Mr. Wu is the same as the address of our principal executive offices.

(5)

Represents 184,000 Class A ordinary shares held of record by Taersi, Inc., a British Virgin Islands company wholly owned by Mr. Liu. with a registered address at Kingston Chambers, PO Box 173, Road Town, Tortola, Virgin Islands (British) and 430,000 Class A ordinary shares underlying share options exercisable within 60 days after March 31, 2024. The business address of Mr. Liu is the same as the address of our principal executive offices.

(6)

The business address of NetEase, Inc., a Cayman Islands company, is NetEase Building, No. 599 Wangshang Road, Binjiang District, Hangzhou 310052, People’s Republic of China. NetEase is a reporting company under the Exchange Act and is listed on the NASDAQ Global Select Market and the Main Board of the Hong Kong Stock Exchange.

(7)

Represents 10,364,705 ADSs, representing 10,364,705 Class A ordinary shares beneficially owned by Orbis Investment Management Limited, as reported in Schedule 13G filed by Orbis Investment Management Limited on February 14, 2024. The business address of Orbis Investment Management Limited is Orbis House, 25 Front Street, Hamilton, HM 11, Bermuda.

To our knowledge, as of March 31, 2024, 31,046,584 of our Class A outstanding ordinary shares were held by one record holder in the United States, which is the depositary of our ADS program, representing 26.0% of our total issued and outstanding ordinary shares (excluding 6,450,502 Class A ordinary shares repurchased in the form of ADSs) as of such date. We are not aware of any arrangement that may, at a subsequent date, result in change of control of our company.

6.F. Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

None.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A. Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees—6.E. Share Ownership.”

7.B. Related Party Transactions

Transactions with NetEase and Other Related Parties

The table below sets forth our significant related party transactions with entities that control us or are under common control with us, or entities on which we have significant influence for the periods indicated:

	For the Year Ended December 31,
	2021	2022	2023
	RMB	RMB	RMB	US$
	(in thousands)
Services and products provided to NetEase Group
Learning services provided to NetEase Group(1)	7,360	18,029	22,052	3,106
Smart devices provided to NetEase Group(2)	6,607	8,748	3,016	425
Online marketing services provided to NetEase Group(3)	9,823	7,925	42,776	6,025
Other services provided to NetEase Group(4)	—	9,588	7,084	998
Fixed assets provided to NetEase Group(5)	—	936	737	104
Services and products purchased from NetEase Group and other related parties
Services purchased from NetEase Group(6)	143,186	153,523	162,522	22,891
Services purchased from other related parties(7)	—	9,572	17,785	2,505
Fixed assets and inventories purchased from NetEase Group(8)	2,489	1,087	1,037	146
Loan-related transactions
Interest expenses on loans from NetEase Group(9)	31,644	45,607	69,472	9,785
Addition of long-term loans from NetEase Group(10)	257,522	225,941	99,289	13,984
Equity-related transactions
Share-based compensation under NetEase Plan(11)	1,043	1,499	416	59
Deemed distribution to NetEase(12)	4,171	—	—	—

Notes:

(1)	Mainly refer to the translation services provided to the entities within NetEase Group.
(2)	Mainly refer to the arrangements where entities within NetEase Group act as the distributors to sell our smart devices, the revenues of which are recognized upon the delivery to the customers.
(3)	Mainly refer to the advertising arrangements provided to the entities within NetEase Group to promote their own services and products.
(4)	Mainly refer to the server leasing services provided to the entities within NetEase Group.
(5)	Mainly consist of certain fixed assets provided by us to NetEase Group.
(6)	Mainly consist of office leasing, purchase of sever custody service and advertising service.
(7)	Mainly refer to the technical support services provided by equity investees.
(8)	Mainly consist of certain fixed assets and hardware purchased by us from NetEase Group.
(9)	Represent interest expenses on loans we borrowed from NetEase Group.
(10)	Represent the long-term loans we borrowed from NetEase Group.
(11)

Represent the share-based compensation under NetEase’s RSU Plan allocated to us based on grants under such plan to our employees. For more information about NetEase’s RSU Plan, see “Item 5. Operating and Financial Review and Prospects—5.A. Operating Results—Critical Accounting Policies and Judgments—Share-based compensation—NetEase’s RSU Plan.”

(12)	Represent the deemed distribution to NetEase Group by purchasing restricted share units for Youdao’s employees under NetEase’s RSU Plan.

The table below sets forth the balances with NetEase Group as of the dates indicated:

	As of December 31,
	2022	2023
	RMB	RMB	US$

	(in thousands)
Amounts due from NetEase Group	7,888	26,117	3,679
Loan and prepayment to other related parties	7,762	20,194	2,844
Amounts due to NetEase Group	68,809	82,430	11,610
Short-term loans from NetEase Group	878,000	878,000	123,664
Long-term loans from NetEase Group	522,345	630,360	88,784

The amounts due from NetEase Group as of December 31, 2022 and 2023 primarily consisted of amounts unsettled in connection with the services and products provided to NetEase Group, as indicated in the table for the significant related party transactions above. The prepayment to other related party as of December 31, 2022 and 2023 consisted of the prepaid balance for technical support services provided by an equity investee of us. The amounts due to NetEase Group as of December 31, 2022 and 2023 primarily consisted of amounts unsettled in connection with the services and products purchased from NetEase Group, as indicated in the table for the significant related party transactions above.

The short-term loans from NetEase Group as of December 31, 2022 and 2023 consisted of RMB-denominated entrustment loans from NetEase Group, all of which were repayable within one year with interest rates of 3.5% per annum.

The long-term loans from NetEase Group as of December 31, 2022 and 2023 consisted of US$75.0 million and US$89.0 million US-denominated loans from NetEase Group, respectively, which were drawn down from the US$300.0 million revolving loan facility with maturity dated March 31, 2027.

Contractual Arrangements

See “Item 4. Information on the Company—4.C. Organizational Structure—Contractual Arrangements with the VIEs and the VIEs’ Respective Shareholders” for a description of the contractual arrangements by and among our PRC subsidiaries, the VIEs and the shareholders of the VIEs.

Employment Agreements and Indemnification Agreements

See “Item 6. Directors, Senior Management and Employees—6.B. Compensation—Employment Agreements and Indemnification Agreements.”

Share Incentives

See “Item 6. Directors, Senior Management and Employees—6.B. Compensation—Share Incentive Plans.”

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

We are a holding company incorporated in the Cayman Islands. We rely principally on dividends from our PRC subsidiaries for our cash requirements, including any payment of dividends to our shareholders. PRC regulations may restrict the ability of our PRC subsidiaries to pay dividends to us. See “Item 4. Information on the Company—4.B. Business Overview—Regulations—Regulations Related to Foreign Exchange” and “Item 3. Key Information—3.D. Risk Factors—Risk Related to Doing Business in China—Governmental control of currency conversion may limit our ability to utilize our revenues effectively and affect the value of your investment.”

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

A quorum required for a meeting of shareholders consists of one or more holders of shares which carry a majority of all the issued and outstanding shares entitled to vote at general meetings present in person or by proxy or, if a corporation or other non-natural person, by its duly authorized representative. As a Cayman Islands exempted company, we are not obliged by the Companies Act to call shareholders’ annual general meetings. Our MAA provide that we may (but are not obliged to) in each year hold a general meeting as our annual general meeting in which case we will specify the meeting as such in the notices calling it, and the annual general meeting will be held at such time and place as may be determined by our directors. We, however, intend to hold an annual shareholders’ meeting during each fiscal year, as required by the Listing Rules at the NYSE unless otherwise exempted. Each general meeting, other than an annual general meeting, shall be an extraordinary general meeting. Shareholders’ annual general meetings and any other general meetings of our shareholders may be called by a majority of our board of directors or our chairman or upon a requisition of shareholders holding at the date of deposit of the requisition not less than one-third of the votes attaching to the issued and outstanding shares entitled to vote at general meetings, in which case the directors are obliged to call such meeting and to put the resolutions so requisitioned to a vote at such meeting; however, our MAA do not provide our shareholders with any right to put any proposals before annual general meetings or extraordinary general meetings not called by such shareholders. Advance notice of at least fifteen (15) calendar days is required for the convening of our annual general meeting and other general meetings unless such notice is waived in accordance with our articles of association.

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

Inspection of Books and Records. Holders of our ordinary shares have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records (other than the memorandum and articles of association, the register of mortgages and charges and any special resolution passed by the shareholders). However, we will provide our shareholders with annual audited financial statements.

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

The rules governing foreign tax credits are complex, and U.S. Holders should consult their tax advisers regarding the creditability of foreign taxes in their particular circumstances. For example, Treasury regulations provide that, in the absence of an election to apply the benefits of an applicable income tax treaty, in order for non-U.S. income taxes to be creditable, the relevant non-U.S. income tax rules must be consistent with certain U.S. federal income tax principles, and we have not determined whether the PRC income tax system meets this requirement. However, Internal Revenue Service (the “IRS”) notices (i) indicate that the Treasury and the IRS are considering amendments to these Treasury regulations and (ii) provide relief from certain of the regulations’ provisions for taxable years ending before the date that a notice or other guidance withdrawing or modifying this temporary relief is issued (or any later date specified in such notice or other guidance). U.S. Holders should consult their tax advisers regarding the creditability of PRC taxes in their particular circumstances (including eligibility for Treaty benefits). In lieu of claiming a credit, a U.S. Holder may elect to deduct PRC taxes in computing its taxable income, subject to applicable limitations. An election to deduct creditable foreign taxes instead of claiming foreign tax credits applies to all otherwise creditable foreign taxes paid or accrued in the relevant taxable year.

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

As described in “—People’s Republic of China Taxation,” gains on the sale of ADSs or Class A ordinary shares may be subject to PRC taxes. Under the Code, capital gains of U.S. persons are generally treated as U.S.-source income. However, a U.S. Holder that is eligible for Treaty benefits may be able to elect to treat the gain as foreign-source income under the Treaty and claim foreign tax credit in respect of any PRC tax on dispositions. Treasury regulations generally preclude a U.S. Holder from claiming a foreign tax credit with respect to PRC income taxes on gains from dispositions of ADSs or Class A ordinary shares unless the U.S. Holder is eligible for, and elects to apply, the benefits of the Treaty. However, as discussed above, the IRS released notices that indicate that the Treasury Department and the IRS are considering amendments to these regulations and provide temporary relief from certain of their provisions until for taxable years ending before the date that a notice or other guidance withdrawing or modifying this temporary relief is issued (or any later date specified in the relevant notice or guidance). Even if these Treasury regulations do not prohibit a U.S. Holder from claiming a foreign tax credit with respect to any PRC income tax on disposition gains, other limitations under the foreign tax credit rules may preclude a U.S. Holder from claiming a foreign tax credit, in whole or in part, with respect to such taxes. It is possible that any PRC taxes on disposition gains that are not creditable may either be deductible or reduce the amount realized on the disposition. An election to deduct (or reduce the amount realized by the amount of) foreign taxes instead of claiming foreign tax credits applies to all otherwise creditable foreign taxes paid or accrued in the relevant taxable year. The rules governing foreign tax credits and deductibility of foreign taxes are complex. U.S. Holders should consult their tax advisers regarding the consequences of the imposition of any PRC tax on disposition gains, including the Treaty’s resourcing rule, any reporting requirements with respect to a Treaty-based return position and the creditability or deductibility of the PRC tax on disposition gains in their particular circumstances (including any applicable limitations).

Passive Foreign Investment Company Rules

In general, a non-U.S. corporation is a PFIC for U.S. federal income tax purposes for any taxable year in which (i) 50% or more of the average value of its assets (generally determined on a quarterly basis) consists of assets that produce, or are held for the production of, passive income, or (ii) 75% or more of its gross income consists of passive income. For purposes of the above calculations, a non-U.S. corporation that owns (or is treated as owning for U.S. federal income tax purposes), directly or indirectly, at least 25% by value of the shares of another corporation is treated as if it held its proportionate share of the assets of the other corporation and received directly its proportionate share of the income of the other corporation. Passive income generally includes dividends, interest, rents, royalties and certain gains. Cash is a passive asset for these purposes. Goodwill and other intangible assets are generally characterized as active assets to the extent associated with business activities that produce active income.

Based on the composition of our income and assets and the estimated value of our assets, including goodwill and other intangible assets, which is based on the price of the ADSs, we believe that we were not a PFIC for our 2023 taxable year. However, our PFIC status for any taxable year is an annual determination that will depend on the composition of our income and assets and the value of our assets from time to time (which may be determined, in large part, by reference to the market price of the ADSs, which has been volatile). Because we hold a substantial amount of cash and financial investments, fluctuations in the market price of our ADSs could cause us to become a PFIC for the current or any future taxable year if the value of our assets (including goodwill and other intangible assets) is determined by reference to our market capitalization. Moreover, it is not entirely clear how the contractual arrangements between us and the VIEs will be treated for purposes of the PFIC rules, and we may be or become a PFIC if the VIEs are not treated as owned by us for these purposes. In addition, the extent to which our goodwill should be characterized as an active asset is not entirely clear. In addition, the composition of our income and assets may change over time. For these reasons, there can be no assurance that we were not, or will not be, a PFIC for any taxable year.

If we are a PFIC for any taxable year and any entity in which we own or are deemed to own equity interests (including our subsidiaries and the VIEs) is also a PFIC (any such entity, a “Lower-tier PFIC”), U.S. Holders will be deemed to own a proportionate amount (by value) of the shares of each Lower-tier PFIC and will be subject to U.S. federal income tax according to the rules described in the next paragraph on (i) certain distributions by a Lower-tier PFIC and (ii) dispositions of shares of Lower-tier PFICs, in each case as if the U.S. Holders held such shares directly, even though the U.S. Holders will not receive any proceeds of those distributions or dispositions.

In general, if we are a PFIC for any taxable year during which a U.S. Holder holds ADSs or Class A ordinary shares, gain recognized by such U.S. Holder on a sale or other disposition (including certain pledges) of its ADSs or Class A ordinary shares will be allocated ratably over its holding period. The amounts allocated to the taxable year of the sale or disposition and to any year before we became a PFIC will be taxed as ordinary income. The amount allocated to each other taxable year will be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, for that taxable year, and an interest charge will be imposed on the resulting tax liability for each such year. Furthermore, to the extent that distributions received by a U.S. Holder in any year on its ADSs or Class A ordinary shares exceed 125% of the average of the annual distributions on the ADSs or Class A ordinary shares received during the preceding three years or the U.S. Holder’s holding period, whichever is shorter, such distributions will be subject to taxation in the same manner. If we are a PFIC for any taxable year during which a U.S. Holder owns ADSs or Class A ordinary shares, we will generally continue to be treated as a PFIC with respect to the U.S. Holder for all succeeding years during which the U.S. Holder owns such ADSs or Class A ordinary shares, even if we cease to meet the threshold requirements for PFIC status, unless the U.S. Holder makes a timely “deemed sale” election, in which case any gain on the deemed sale will be taxed under the PFIC rules described above.

Alternatively, if we are a PFIC and if the ADSs are “regularly traded” on a “qualified exchange,” a U.S. Holder could make a mark-to-market election with respect to the ADSs that will result in tax treatment different from the general tax treatment for PFICs described in the preceding paragraph. The ADSs will be treated as regularly traded for any calendar year in which more than a de minimis quantity of the ADSs are traded on a qualified exchange on at least 15 days during each calendar quarter. The NYSE, on which the ADSs are listed, is a qualified exchange for this purpose. If a U.S. Holder makes a mark-to-market election, the U.S. Holder generally will recognize as ordinary income any excess of the fair market value of the ADSs at the end of each taxable year over their adjusted tax basis, and will recognize an ordinary loss in respect of any excess of the adjusted tax basis of the ADSs over their fair market value at the end of the taxable year (but only to the extent of the net amount of income previously included as a result of the mark-to-market election). If a U.S. Holder makes the election, the U.S. Holder’s tax basis in the ADSs will be adjusted to reflect the income or loss amounts recognized. Any gain recognized on the sale or other disposition of ADSs in a year in which we are a PFIC will be treated as ordinary income, and any loss will be treated as an ordinary loss (but only to the extent of the net amount of income previously included as a result of the mark-to-market election, with any excess treated as capital loss). If a U.S. Holder makes the mark-to-market election, distributions paid on ADSs will be treated as discussed under “—Taxation of Distributions” above. U.S. Holders should consult their tax advisers regarding the availability and advisability of making a mark-to-market election in their particular circumstances. In particular, U.S. Holders should consider carefully the impact of a mark-to-market election with respect to their ADSs given that we may have Lower-tier PFICs for which a mark-to-market election may not be available.

We do not intend to provide information necessary for U.S. Holders to make “qualified electing fund” elections, which if available would result in tax treatment different from the general tax treatment for PFICs described above.

If we are a PFIC for any taxable year during which a U.S. Holder owns any ADSs or Class A ordinary shares, the U.S. Holder will generally be required to file annual reports with the IRS. U.S. Holders should consult their tax advisers regarding the determination of whether we are a PFIC for any taxable year and the potential application of the PFIC rules to their ownership of ADSs or Class A ordinary shares.

Information Reporting and Backup Withholding

Payments of dividends and sales proceeds that are made within the United States or through certain U.S.-related financial intermediaries may be subject to information reporting and backup withholding, unless (i) the U.S. Holder is a corporation or other “exempt recipient” and (ii) in the case of backup withholding, the U.S. Holder provides a correct taxpayer identification number and certifies that it is not subject to backup withholding. The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a credit against such U.S. Holder’s U.S. federal income tax liability and may entitle such U.S. Holder to a refund, provided that the required information is timely furnished to the IRS.

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

10.J. Annual Report to Security Holders

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

Inflation risk

Since our inception, inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index were increases of 1.5% and 1.8% for December 2021 and 2022, and decrease of 0.3% for December 2023, respectively. Although we have not in the past been materially affected by inflation since our inception, we can provide no assurance that we will not be affected in the future by higher rates of inflation in China.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

12.A. Debt Securities

Not applicable.

12.B. Warrants and Rights

Not applicable.

12.C. Other Securities

Not applicable.

12.D. American Depositary Shares

Persons depositing or withdrawing shares or ADS holders must pay:	For:

• US$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)

•  Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property

•  Cancelation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates

• US$0.05 (or less) per ADS	• Any cash distribution to ADS holders

Persons depositing or withdrawing shares or ADS holders must pay:	For:

• A fee equivalent to the fee that would be payable if securities distributed to you had been shares and the shares had been deposited for issuance of ADSs	• Distribution of securities distributed to holders of deposited securities (including rights) that are distributed by the depositary to ADS holders

• US$0.05 (or less) per ADS per calendar year	• Depositary services

• Registration or transfer fees	• Transfer and registration of shares on our share register to or from the name of the depositary or its agent when you deposit or withdraw shares
• Expenses of the depositary	• Cable and facsimile transmissions (when expressly provided in the deposit agreement) • Converting foreign currency to U.S. dollars

• Taxes and other governmental charges the depositary or the custodian has to pay on any ADSs or shares underlying ADSs, such as stock transfer taxes, stamp duty or withholding taxes	• As necessary

• Any charges incurred by the depositary or its agents for servicing the deposited securities	• As necessary

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

From time to time, the depositary may make payments to us to reimburse us for costs and expenses generally arising out of establishment and maintenance of the ADS program, waive fees and expenses for services provided to us by the depositary or share revenue from the fees collected from ADS holders. In 2021, 2022 and 2023, we received US$0.2 million, nil and nil, after deduction of applicable U.S. taxes, from the depositary for our expenses incurred in connection with investor relationship programs related to the ADS facility. In performing its duties under the deposit agreement, the depositary may use brokers, dealers, foreign currency dealers or other service providers that are owned by or affiliated with the depositary and that may earn or share fees, spreads or commissions.

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

Based upon that evaluation, our management has concluded that, as of December 31, 2023, our disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our Chief Executive Officer and vice president of finance, to allow timely decisions regarding required disclosure.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. As required by Rule 13a-15(c) of the Exchange Act, our management conducted an evaluation of our company’s internal control over financial reporting as of December 31, 2023 based on the framework in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management concluded that our internal control over financial reporting was effective as of December 31, 2023.

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

Attestation Report of the Registered Public Accounting Firm

PricewaterhouseCoopers Zhong Tian LLP has audited the effectiveness of our internal control over financial reporting as of December 31, 2023 as stated in its report, which appears on page F-2 of this annual report on Form 20-F.

Changes in Internal Control over Financial Reporting

There were no changes in our internal controls over financial reporting that occurred during the period covered by this annual report on Form 20-F that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16.	[RESERVED]

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

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

ITEM 16B.	CODE OF ETHICS

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

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

Auditor Fees

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by PricewaterhouseCoopers Zhong Tian LLP, our independent registered public accounting firm, for the periods indicated.

	Year Ended December 31,
	2022	2023
	RMB	RMB

	(in thousands)
Services
Audit Fees(1)	8,200	8,200
Tax Fees(2)	—	90
Other Fees(3)	150	150

Total	8,350	8,440

(1)

Audit Fees. Audit fees mean the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditors for the audit of our annual consolidated financial statements and assistance with and review of documents filed with the SEC.

(2)	Tax Fees. Tax fees mean the aggregate fees billed in each of the fiscal years for professional services rendered by our principal auditors for tax compliance and tax advices.
(3)	Other Fees. Other fees mean fees incurred from professional services related to non-audit services.

The policy of our audit committee is to pre-approve all audit and non-audit services provided by PricewaterhouseCoopers Zhong Tian LLP, our independent registered public accounting firm, including audit services and other services as described above, other than those for de minimus services which are approved by the audit committee prior to the completion of the audit.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

On August 31, 2021, our controlling shareholder, NetEase, Inc. adopted a share purchase program of up to US$50.0 million of our outstanding ADSs for a period not to exceed 36 months beginning on September 2, 2021 (the “2021 Share Purchase Program”). Under the terms of this program, NetEase may purchase our ADSs in open-market transactions on the New York Stock Exchange. The purchase program may be suspended or discontinued by NetEase at any time. As of March 31, 2024, a total of approximately 2.7 million ADSs have been purchased under this program.

On November 17, 2022, our board of directors authorized us to adopt a share repurchase program for up to US$20.0 million of our Class A ordinary shares (including in the form of ADSs) during a period of up to 36 months (the “2022 Share Repurchase Program”). On August 23, 2023, our board of directors authorized us to increase the total repurchase amount under the 2022 Share Repurchase Program by an additional US$20.0 million. Repurchases under the company’s share repurchase program, if adopted, may be made from time to time on the open market at prevailing market prices, in open-market transactions, privately negotiated transactions or block trades, and/or through other legally permissible means, depending on market conditions and in accordance with the applicable rules and regulations. The timing and conditions of the share repurchases will be subject to various factors including the requirements under Rule 10b-18 and Rule 10b5-1 of the Securities Exchange Act of 1934, as amended. As of March 31, 2024, a total of approximately 6.6 million Class A ordinary shares had been purchased under this program.

The table below is a summary of the shares purchased under this program from April 1, 2023 to March 31, 2024. All shares were purchased in the open market pursuant to the 2022 Share Repurchase Program.

	Total Number of ADSs Purchased	Average Price Paid Per ADS	Total Number of ADSs Purchased as Part of the Publicly Announced Plan	Approximate Dollar Value of ADSs that May Yet Be Purchased Under the Plan
Period
April 2023	—	—	—	30,000,002
May 2023	—	—	—	30,000,002
June 2023	806,751	4.95	806,751	26,007,825
July 2023	202,514	4.98	202,514	25,000,006
August 2023	73,320	3.81	73,320	24,720,430
September 2023	764,246	3.98	764,246	21,681,957
October 2023	772,645	4.14	772,645	18,482,253
November 2023	243,581	4.17	243,581	17,466,463
December 2023	559,433	4.06	559,433	15,196,133
January 2024	543,940	3.65	543,940	13,210,618
February 2024	540,713	3.90	540,713	11,099,462
March 2024	368,507	4.17	368,507	9,561,110

Total	4,875,650	4.19	4,875,650

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G.	CORPORATE GOVERNANCE

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

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I.	DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16J.	INSIDER TRADING POLICIES

Not Applicable.

ITEM 16K.	CYBERSECURITY

Cybersecurity Risk Management

Cybersecurity risk management is an integral part of our overall risk management program. Our cybersecurity risk management program provides a framework for handling cybersecurity threats and incidents, and facilitate coordination across different departments of our company. This framework includes steps for assessing the severity of a cybersecurity threat, identifying the source of a cybersecurity threat including whether the cybersecurity threat is associated with a third-party service provider, implementing cybersecurity countermeasures and mitigation strategies and informing management and our board of directors of material cybersecurity threats and incidents. Our cybersecurity committee is responsible for assessing our cybersecurity risk management program and we currently do not engage third parties for such assessment. In addition, our cybersecurity office provides training to all employees annually.

Our board of directors has overall oversight responsibility for our risk management, and delegates cybersecurity risk management oversight to the cybersecurity committee, which is chaired by the chief executive officer and comprises several key management members of our company. The board of directors also designates the audit committee to oversee the cybersecurity and other information security risks. The cybersecurity committee is responsible for ensuring that management has processes in place designed to identify and evaluate cybersecurity risks to which the company is exposed and implement processes and programs to manage cybersecurity risks and mitigate cybersecurity incidents. The cybersecurity committee is authorized to assess and manage material risks associated with cybersecurity threats, and the cybersecurity office is responsible for identifying, considering and assessing cybersecurity incidents and associated risks on an ongoing basis, establishing processes to ensure that such potential cybersecurity risk exposures are monitored, putting in place appropriate mitigation measures and maintaining cybersecurity programs. Our cybersecurity programs are under the direction of our cybersecurity committee, who receives routine reports from our cybersecurity office and monitors the prevention, detection, mitigation, and remediation of cybersecurity incidents. The members in our cybersecurity office are information security managers with years of experience in cybersecurity management. The cybersecurity committee regularly updates the audit committee on the company’s cybersecurity programs, material cybersecurity incidents and risks and mitigation strategies, which cover, among other topics, assessments of the company’s cybersecurity programs, developments in cybersecurity and updates to the company’s cybersecurity programs and mitigation strategies.

As of the date of this annual report, we did not identify any cybersecurity threats that had materially affected or were reasonably likely to materially affect our business strategy, results of operations, or financial condition. However, despite our efforts, we cannot eliminate all risks from cybersecurity threats, or provide assurances that we have not experienced an undetected cybersecurity incident. For more information about these risks, please see “Item 3. Key Information—3.D. Risk Factors—Risk Related to Our Business and Industry—We rely significantly on information technology and any failure, inadequacy, interruption or security lapse of that technology, including any cybersecurity incidents, could harm our ability to operate our business effectively” on page 25 of this annual report.

PART III

ITEM 17.	FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18.	FINANCIAL STATEMENTS

The consolidated financial statements of Youdao, Inc. are included at the end of this annual report.

ITEM 19.	EXHIBITS

Exhibit Number	Description of Document

1.1	Fourth Amended and Restated Memorandum and Articles of Association of the Registrant, as currently in effect (incorporated herein by reference to Exhibit 3.2 to the registration statement on Form F-1 (File No. 333-234009), as amended, initially filed with the SEC on September 30, 2019)

2.1	Form of American Depositary Receipt (included in Exhibit 2.3)

2.2	Registrant’s Specimen Certificate for Class A Ordinary Shares (incorporated herein by reference to Exhibit 4.2 to the registration statement on Form F-1 (File No. 333-234009), as amended, initially filed with the SEC on October 15, 2019)

2.3	Form of Deposit Agreement among the Registrant, the depositary and holders of the American Depositary Shares (incorporated herein by reference to Exhibit 4.3 to the registration statement on Form F-1 (File No. 333-234009), as amended, initially filed with the SEC on October 15, 2019)

2.4	Description of Registrant’s Securities (incorporated herein by reference to Exhibit 2.4 to the annual report on Form 20-F (File No. 001-39087), filed with the SEC on April 29, 2020)

4.1	The First Amended and Restated 2015 Share Incentive Plan (incorporated herein by reference to Exhibit 10.1 to the registration statement on Form F-1 (File No. 333-234009), as amended, initially filed with the SEC on September 30, 2019)

4.2	The 2023 Share Incentive Plan (incorporated herein by reference to Exhibit 4.2 to the annual report on Form 20-F (File No. 001-39087), filed with the SEC on April 27, 2023)

4.3	Form of Indemnification Agreement with the Registrant’s directors (incorporated herein by reference to Exhibit 10.2 to the registration statement on Form F-1 (File No. 333-234009), as amended, initially filed with the SEC on September 30, 2019)

4.4	Form of Employment Agreement between the Registrant and an executive officer of the Registrant (incorporated herein by reference to Exhibit 10.3 to the registration statement on Form F-1 (File No. 333-234009), as amended, initially filed with the SEC on September 30, 2019)

4.5	Shareholders Agreement by and among the Registrant, NetEase, Inc. and certain other parties named therein amended and restated as of September 25, 2019 (incorporated herein by reference to Exhibit 10.4 to the registration statement on Form F-1 (File No. 333-234009), as amended, initially filed with the SEC on September 30, 2019)

4.6	Subscription Agreement for Series A Preferred Shares by and among the Registrant, TH EDU CAPITAL FUND I LP, NetEase, Inc., Net Depth Holdings, Inc. dated April 12, 2018 (incorporated herein by reference to Exhibit 10.5 to the registration statement on Form F-1 (File No. 333-234009), as amended, initially filed with the SEC on September 30, 2019)

4.7	Subscription Agreement for Series A Preferred Shares by and among the Registrant, GOOD SPIRIT LIMITED, NetEase, Inc., Net Depth Holdings, Inc. dated April 12, 2018 (incorporated herein by reference to Exhibit 10.6 to the registration statement on Form F-1 (File No. 333-234009), as amended, initially filed with the SEC on September 30, 2019)

4.8	Cooperation Agreement dated July 1, 2015 between NetEase Youdao Information Technology (Beijing) Co., Ltd. and Beijing NetEase Youdao Computer System Co., Ltd. (incorporated herein by reference to Exhibit 10.7 to the registration statement on Form F-1 (File No. 333-234009), as amended, initially filed with the SEC on September 30, 2019)

4.9	Shareholder Voting Right Trust Agreement dated September 26, 2016 between NetEase Youdao Information Technology (Beijing) Co., Ltd. and William Lei Ding (incorporated herein by reference to Exhibit 10.8 to the registration statement on Form F-1 (File No. 333-234009), as amended, initially filed with the SEC on September 30, 2019)

Exhibit Number	Description of Document

4.10	Loan Agreement dated September 26, 2016 between William Lei Ding and NetEase Youdao Information Technology (Beijing) Co., Ltd. (incorporated herein by reference to Exhibit 10.9 to the registration statement on Form F-1 (File No. 333-234009), as amended, initially filed with the SEC on September 30, 2019)

4.11	Equity Pledge Agreement dated September 26, 2016 between William Lei Ding and NetEase Youdao Information Technology (Beijing) Co., Ltd. (incorporated herein by reference to Exhibit 10.10 to the registration statement on Form F-1 (File No. 333-234009), as amended, initially filed with the SEC on September 30, 2019)

4.12	Exclusive Purchase Option Agreement dated September 26, 2016 among William Lei Ding, NetEase Youdao Information Technology (Beijing) Co., Ltd. and Beijing NetEase Youdao Computer System Co., Ltd. (incorporated herein by reference to Exhibit 10.11 to the registration statement on Form F-1 (File No. 333-234009), as amended, initially filed with the SEC on September 30, 2019)

4.13	Operating Agreement dated September 26, 2016 among NetEase Youdao Information Technology (Beijing) Co., Ltd., Beijing NetEase Youdao Computer System Co., Ltd. and William Lei Ding (incorporated herein by reference to Exhibit 10.12 to the registration statement on Form F-1 (File No. 333-234009), as amended, initially filed with the SEC on September 30, 2019)

4.14	Shareholder Voting Right Trust Agreement dated November 20, 2017 between NetEase Youdao Information Technology (Beijing) Co., Ltd. and Feng Zhou (incorporated herein by reference to Exhibit 10.13 to the registration statement on Form F-1 (File No. 333-234009), as amended, initially filed with the SEC on September 30, 2019)

4.15	Loan Agreement dated November 20, 2017 between Feng Zhou and NetEase Youdao Information Technology (Beijing) Co., Ltd. (incorporated herein by reference to Exhibit 10.14 to the registration statement on Form F-1 (File No. 333-234009), as amended, initially filed with the SEC on September 30, 2019)

4.16	Equity Pledge Agreement dated November 20, 2017 between Feng Zhou and NetEase Youdao Information Technology (Beijing) Co., Ltd. (incorporated herein by reference to Exhibit 10.15 to the registration statement on Form F-1 (File No. 333-234009), as amended, initially filed with the SEC on September 30, 2019)

4.17	Exclusive Purchase Option Agreement dated November 20, 2017 among NetEase Youdao Information Technology (Beijing) Co., Ltd., Feng Zhou and Beijing NetEase Youdao Computer System Co., Ltd. (incorporated herein by reference to Exhibit 10.16 to the registration statement on Form F-1 (File No. 333-234009), as amended, initially filed with the SEC on September 30, 2019)

4.18	Operating Agreement dated November 20, 2017 among NetEase Youdao Information Technology (Beijing) Co., Ltd., Beijing NetEase Youdao Computer System Co., Ltd. and Feng Zhou (incorporated herein by reference to Exhibit 10.17 to the registration statement on Form F-1 (File No. 333-234009), as amended, initially filed with the SEC on September 30, 2019)

4.19	Cooperation Agreement dated January 18, 2019, between NetEase Youdao Information Technology (Beijing) Co., Ltd. and Hangzhou NetEase Linjiedian Education Technology Co., Ltd. (incorporated herein by reference to Exhibit 10.18 to the registration statement on Form F-1 (File No. 333-234009), as amended, initially filed with the SEC on September 30, 2019)

4.20	Shareholder Voting Right Trust Agreement dated March 25, 2019 between NetEase Youdao Information Technology (Beijing) Co., Ltd. And William Lei Ding (incorporated herein by reference to Exhibit 10.19 to the registration statement on Form F-1 (File No. 333-234009),as amended, initially filed with the SEC on September 30, 2019)

4.21	Loan Agreement dated March 25, 2019 between William Lei Ding and NetEase Youdao Information Technology (Beijing) Co., Ltd. (incorporated herein by reference to Exhibit 10.20 to the registration statement on Form F-1 (File No. 333-234009), as amended, initially filed with the SEC on September 30, 2019)

4.22	Equity Pledge Agreement dated March 25, 2019 between William Lei Ding and NetEase Youdao Information Technology (Beijing) Co., Ltd. (incorporated herein by reference to Exhibit 10.21 to the registration statement on Form F-1 (File No. 333-234009), as amended, initially filed with the SEC on September 30, 2019)

4.23	Exclusive Purchase Option Agreement dated March 25, 2019 among William Lei Ding, NetEase Youdao Information Technology (Beijing) Co., Ltd. and Hangzhou NetEase Linjiedian Education Technology Co., Ltd. (incorporated herein by reference to Exhibit 10.22 to the registration statement on Form F-1 (File No. 333-234009), as amended, initially filed with the SEC on September 30, 2019)

Exhibit Number	Description of Document

4.24	Operating Agreement dated March 25, 2019 among NetEase Youdao Information Technology (Beijing) Co., Ltd., Hangzhou NetEase Linjiedian Education Technology Co., Ltd. and William Lei Ding (incorporated herein by reference to Exhibit 10.23 to the registration statement on Form F-1 (File No. 333-234009), as amended, initially filed with the SEC on September 30, 2019)

4.25	Shareholder Voting Right Trust Agreement dated March 25, 2019 between NetEase Youdao Information Technology (Beijing) Co., Ltd. and Feng Zhou (incorporated herein by reference to Exhibit 10.24 to the registration statement on Form F-1 (File No. 333-234009), as amended, initially filed with the SEC on September 30, 2019)

4.26	Loan Agreement dated March 25, 2019 between Feng Zhou and NetEase Youdao Information Technology (Beijing) Co., Ltd. (incorporated herein by reference to Exhibit 10.25 to the registration statement on Form F-1 (File No. 333-234009), as amended, initially filed with the SEC on September 30, 2019)

4.27	Equity Pledge Agreement dated March 25, 2019 between Feng Zhou and NetEase Youdao Information Technology (Beijing) Co., Ltd. (incorporated herein by reference to Exhibit 10.26 to the registration statement on Form F-1 (File No. 333-234009), as amended, initially filed with the SEC on September 30, 2019)

4.28	Exclusive Purchase Option Agreement dated March 25, 2019 among NetEase Youdao Information Technology (Beijing) Co., Ltd., Feng Zhou and Hangzhou NetEase Linjiedian Education Technology Co., Ltd. (incorporated herein by reference to Exhibit 10.27 to the registration statement on Form F-1 (File No. 333-234009), as amended, initially filed with the SEC on September 30, 2019)

4.29	Operating Agreement dated March 25, 2019 among NetEase Youdao Information Technology (Beijing) Co., Ltd., Hangzhou NetEase Linjiedian Education Technology Co., Ltd. and Feng Zhou (incorporated herein by reference to Exhibit 10.28 to the registration statement on Form F-1 (File No. 333-234009), as amended, initially filed with the SEC on September 30, 2019)

4.30	Asset Transfer Agreement (for the transfer of certain fix assets, trademarks and copyrights) dated April 30, 2019 by and between NetEase (Hangzhou) Network Co., Ltd. and NetEase Youdao Information Technology (Hangzhou) Co., Ltd. (incorporated herein by reference to Exhibit 10.29 to the registration statement on Form F-1 (File No. 333-234009), as amended, initially filed with the SEC on September 30, 2019)

4.31	Asset Transfer Agreement (for the transfer of certain patents and software copyright) dated April 30, 2019 by and between NetEase (Hangzhou) Network Co., Ltd. and NetEase Youdao Information Technology (Hangzhou) Co., Ltd. (incorporated herein by reference to Exhibit 10.30 to the registration statement on Form F-1 (File No. 333-234009), as amended, initially filed with the SEC on September 30, 2019)

4.32	Domain Name Transfer Agreement dated April 30, 2019 by and between Guangzhou NetEase Computer System Co., Ltd. and Beijing NetEase Youdao Computer System Co., Ltd. (incorporated herein by reference to Exhibit 10.31 to the registration statement on Form F-1(File No. 333-234009), as amended, initially filed with the SEC on September 30, 2019)

4.33	Domain Name Transfer Agreement dated April 30, 2019 by and between NetEase (Hangzhou) Network Co., Ltd. and Beijing NetEase Youdao Computer System Co., Ltd. (incorporated herein by reference to Exhibit 10.32 to the registration statement on Form F-1 (File No. 333-234009), as amended, initially filed with the SEC on September 30, 2019)

4.34	Entrusted Loan Agreement dated December 19, 2014 among NetEase Youdao Information Technology (Beijing) Co., Ltd., NetEase (Hangzhou) Network Co., Ltd. and Huamao sub-branch of China Construction Bank (Beijing) Co., Ltd. (incorporated herein by reference to Exhibit 10.33 to the registration statement on Form F-1 (File No. 333-234009), as amended, initially filed with the SEC on September 30, 2019)

4.35	Master Transaction Agreement dated September 27, 2019 between NetEase, Inc. and the Registrant (incorporated herein by reference to Exhibit 10.34 to the registration statement on Form F-1 (File No. 333-234009), as amended, initially filed with the SEC on September 30, 2019)

4.36	Transitional Services Agreement dated September 27, 2019 between NetEase, Inc. and the Registrant (incorporated herein by reference to Exhibit 10.35 to the registration statement on Form F-1 (File No. 333-234009), as amended, initially filed with the SEC on September 30, 2019)

4.37	Non-Competition Agreement dated September 27, 2019 between NetEase, Inc. and the Registrant (incorporated herein by reference to Exhibit 10.36 to the registration statement on Form F-1 (File No. 333-234009), as amended, initially filed with the SEC on September 30, 2019)

Exhibit Number	Description of Document

4.38	Cooperation Framework Agreement dated September 27, 2019 between NetEase, Inc. and the Registrant (incorporated herein by reference to Exhibit 10.37 to the registration statement on Form F-1 (File No. 333-234009), as amended, initially filed with the SEC on September 30, 2019)

4.39	Intellectual Property License Agreement dated September 27, 2019 between NetEase, Inc. and the Registrant (incorporated herein by reference to Exhibit 10.38 to the registration statement on Form F-1 (File No. 333-234009), as amended, initially filed with the SEC on September 30, 2019)

4.40	Share Purchase Agreement for Class A Ordinary Shares in connection with the Concurrent Private Placement by and between the Registrant and Orbis Emerging Markets Equity Fund (Australia Registered) dated September 30, 2019 (incorporated herein by reference to Exhibit 10.39 to the registration statement on Form F-1 (File No. 333-234009), as amended, initially filed with the SEC on September 30, 2019)

4.41	Share Purchase Agreement for Class A Ordinary Shares in connection with the Concurrent Private Placement by and between the Registrant and Orbis Institutional Emerging Markets Equity L.P. dated September 30, 2019 (incorporated herein by reference to Exhibit 10.40 to the registration statement on Form F-1 (File No. 333-234009), as amended, initially filed with the SEC on September 30, 2019)

4.42	Share Purchase Agreement for Class A Ordinary Shares in connection with the Concurrent Private Placement by and between the Registrant and Orbis SICAV Emerging Markets Equity Fund dated September 30, 2019 (incorporated herein by reference to Exhibit 10.41 to the registration statement on Form F-1 (File No. 333-234009), as amended, initially filed with the SEC on September 30, 2019)

4.43	Share Purchase Agreement for Class A Ordinary Shares in connection with the Concurrent Private Placement by and between the Registrant and Orbis SICAV Global Equity Fund dated September 30, 2019 (incorporated herein by reference to Exhibit 10.42 to the registration statement on Form F-1 (File No. 333-234009), as amended, initially filed with the SEC on September 30, 2019)

4.44	Share Purchase Agreement for Class A Ordinary Shares in connection with the Concurrent Private Placement by and between the Registrant and Orbis Global Equity Fund (Australia Registered) dated September 30, 2019 (incorporated herein by reference to Exhibit 10.43 to the registration statement on Form F-1 (File No. 333-234009), as amended, initially filed with the SEC on September 30, 2019)

4.45	Share Purchase Agreement for Class A Ordinary Shares in connection with the Concurrent Private Placement by and between the Registrant and Orbis Global Equity LE Fund (Australia Registered) dated September 30, 2019 (incorporated herein by reference to Exhibit 10.44 to the registration statement on Form F-1 (File No. 333-234009), as amended, initially filed with the SEC on September 30, 2019)

4.46	Share Purchase Agreement for Class A Ordinary Shares in connection with the Concurrent Private Placement by and between the Registrant and Orbis Institutional Global Equity L.P. dated September 30, 2019 (incorporated herein by reference to Exhibit 10.45 to the registration statement on Form F-1 (File No. 333-234009), as amended, initially filed with the SEC on September 30, 2019)

4.47	Share Purchase Agreement for Class A Ordinary Shares in connection with the Concurrent Private Placement by and between the Registrant and Orbis Global Equity Fund Limited dated September 30, 2019 (incorporated herein by reference to Exhibit 10.46 to the registration statement on Form F-1 (File No. 333-234009), as amended, initially filed with the SEC on September 30, 2019)

4.48	Share Purchase Agreement for Class A Ordinary Shares in connection with the Concurrent Private Placement by and between the Registrant and Orbis Institutional Funds Limited dated September 30, 2019 (incorporated herein by reference to Exhibit 10.47 to the registration statement on Form F-1 (File No. 333-234009), as amended, initially filed with the SEC on September 30, 2019)

4.49	Share Purchase Agreement for Class A Ordinary Shares in connection with the Concurrent Private Placement by and between the Registrant and Orbis OEIC dated September 30, 2019 (incorporated herein by reference to Exhibit 10.48 to the registration statement on Form F-1(File No. 333-234009), as amended, initially filed with the SEC on September 30, 2019)

4.50†	Facility agreement of a revolving loan facility of US$300 million between NetEase, Inc. as lender and the Registrant as borrower dated April 1, 2021 (incorporated herein by reference to Exhibit 4.49 to the annual report on Form 20-F (File No. 001-39087), filed with the SEC on April 28, 2022)

4.51†	Cooperation Agreement dated January 1, 2022 between NetEase Youdao Information (Hangzhou) Co., Ltd. and Youdao (Guangzhou) Computer System Co., Ltd. (incorporated herein by reference to Exhibit 4.51 to the annual report on Form 20-F (File No. 001-39087), filed with the SEC on April 27, 2023)

Exhibit Number	Description of Document

4.52†	Shareholder Voting Right Trust Agreement dated January 1, 2022 between NetEase Youdao Information (Hangzhou) Co., Ltd. and Feng Zhou (incorporated herein by reference to Exhibit 4.52 to the annual report on Form 20-F (File No. 001-39087), filed with the SEC on April 27, 2023)

4.53†	Loan Agreement dated January 1, 2022 between Feng Zhou and NetEase Youdao Information Technology (Hangzhou) Co., Ltd. (incorporated herein by reference to Exhibit 4.53 to the annual report on Form 20-F (File No. 001-39087), filed with the SEC on April 27, 2023)

4.54†	Equity Pledge Agreement dated January 1, 2022 between Feng Zhou and NetEase Youdao Information Technology (Hangzhou) Co., Ltd. (incorporated herein by reference to Exhibit 4.54 to the annual report on Form 20-F (File No. 001-39087), filed with the SEC on April 27, 2023)

4.55†	Exclusive Purchase Option Agreement dated January 1, 2022 among Feng Zhou, NetEase Youdao Information Technology (Hangzhou) Co., Ltd. and Youdao (Guangzhou) Computer System Co., Ltd. (incorporated herein by reference to Exhibit 4.55 to the annual report on Form 20-F (File No. 001-39087), filed with the SEC on April 27, 2023)

4.56†	Operating Agreement dated January 1, 2022 among NetEase Youdao Information Technology (Hangzhou) Co., Ltd., Youdao (Guangzhou) Computer System Co., Ltd. and Feng Zhou (incorporated herein by reference to Exhibit 4.56 to the annual report on Form 20-F (File No. 001-39087), filed with the SEC on April 27, 2023)

4.57†	Shareholder Voting Right Trust Agreement dated January 1, 2022 between NetEase Youdao Information (Hangzhou) Co., Ltd. And Yinghui Wu (incorporated herein by reference to Exhibit 4.57 to the annual report on Form 20-F (File No. 001-39087), filed with the SEC on April 27, 2023)

4.58†	Loan Agreement dated January 1, 2022 between Yinghui Wu and NetEase Youdao Information Technology (Hangzhou) Co., Ltd. (incorporated herein by reference to Exhibit 4.58 to the annual report on Form 20-F (File No. 001-39087), filed with the SEC on April 27, 2023)

4.59†	Equity Pledge Agreement dated January 1, 2022 between Yinghui Wu and NetEase Youdao Information Technology (Hangzhou) Co., Ltd. (incorporated herein by reference to Exhibit 4.59 to the annual report on Form 20-F (File No. 001-39087), filed with the SEC on April 27, 2023)

4.60†	Exclusive Purchase Option Agreement dated January 1, 2022 among Yinghui Wu, NetEase Youdao Information Technology (Hangzhou) Co., Ltd. and Youdao (Guangzhou) Computer System Co., Ltd. (incorporated herein by reference to Exhibit 4.60 to the annual report on Form 20-F (File No. 001-39087), filed with the SEC on April 27, 2023)

4.61†	Operating Agreement dated January 1, 2022 among NetEase Youdao Information Technology (Hangzhou) Co., Ltd., Youdao (Guangzhou) Computer System Co., Ltd. and Yinghui Wu (incorporated herein by reference to Exhibit 4.61 to the annual report on Form 20-F (File No. 001-39087), filed with the SEC on April 27, 2023)

4.62*†	Facility agreement of a revolving loan facility of US$300 million between NetEase, Inc. as lender and the Registrant as borrower dated September 12, 2023

8.1	Principal Subsidiaries and the VIEs of the Registrant (incorporated herein by reference to Exhibit 8.1 to the annual report on Form 20-F (File No. 001-39087), filed with the SEC on April 27, 2023)

11.1	Code of Business Conduct and Ethics of the Registrant (as amended) (incorporated herein by reference to Exhibit 99.1 to the registration statement on Form F-1(File No. 333-234009), as amended, initially filed with the SEC on September 30, 2019)

12.1*	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	Certification by Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	Certification by Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Tian Yuan Law Firm

15.2*	Consent of Maples and Calder (Hong Kong) LLP

15.3*	Consent of PricewaterhouseCoopers Zhong Tian LLP, Independent Registered Public Accounting Firm

97.1*	Compensation Recoupment Policy of the Registrant

101.INS*	Inline XBRL Instance Document—this instance document does not appear on the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document

Exhibit Number	Description of Document

101.SCH*	Inline XBRL Taxonomy Extension Schema Document

101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*	Filed herewith
**	Furnished herewith
†	Portions of this exhibit have been omitted in reliance of the revised Item 601 of Regulation S-K.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Youdao, Inc.

By:	/s/ Feng Zhou
	Name:	Feng Zhou
	Title:	Chief Executive Officer

Date: April 25, 2024

Report of Independent Registered Public Accounting Firm
To the Board of Directors and Shareholders of Youdao, Inc.
Opinions on the Financial Statements and Internal Control over Financial Reporting
We have audited the accompanying consolidated balance sheets of Youdao, Inc. and its subsidiaries (the “Company”) as of December 31, 2023 and 2022, and the related consolidated statements of operations and comprehensive loss, of changes in shareholders’deficit and of cash flows for each of the three years in the period ended December 31, 2023, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of December 31, 2023, based on criteria established in
Internal Control - Integrated Framework
(2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2023 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on criteria established in
Internal Control - Integrated Framework
(2013) issued by the COSO.
Basis for Opinions
The Company’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Annual Report on Internal Control over Financial Reporting appearing under Item 15. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company’s internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
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
Estimate of average learning period for different courses of the customers for recognition of tutoring services revenue
As described in Note 2(p) to the consolidated financial statements, the Company recognized RMB2.9 billion of revenues from tutoring services for the year ended December 31, 2023. Revenues of online live streaming courses and online pre-recorded
video courses are recognized ratably over the estimated average learning period of the customers. Management considered the average period that customers typically spend on the courses and other learning behavior patterns to arrive at the best estimate for the estimated learning period for each course. Significant management assumptions applied to average learning period for different courses for recognition of tutoring services revenue related to the estimated learning time customers spend on the courses, the expected number of times customers will take the courses and the similarities between newly-launched courses and existing courses.
The principal considerations for our determination that performing procedures relating to the estimate of average learning period for different courses for recognition of tutoring services revenue is a critical audit matter are the significant judgment made by management in developing this estimate, which in turn led to a high degree of auditor judgment, subjectivity and effort in performing procedures to evaluate the reasonableness of the significant assumptions used by management, related to the estimated learning time customers spend on the courses, the expected number of times customers will take the courses and the similarities between newly-launched courses and existing courses.
Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the key judgements, inputs and assumptions of the estimate of average learning period for different courses for recognition of tutoring services revenue. These procedures also included, among others, testing management’s process for developing the estimate of average learning period for different courses; evaluating the appropriateness of methods used by management; testing the completeness, accuracy and relevance of underlying data used in management’s development of the estimate; and evaluating significant assumptions used by management. Evaluating management’s assumptions involved (i) checking the mathematical formula used in calculating the expected learning time that customers spend on the courses, how many times the customers take the courses per month and the estimated average learning period for different courses for recognition of tutoring services revenue; and (ii) assessing the reasonableness of the significant assumptions used by management when estimating average learning period for different courses for recognition of tutoring services revenue.
/s/ PricewaterhouseCoopers Zhong Tian LLP
Beijing, the People’s Republic of China
April 25, 2024
We have served as the Company’s auditor since 2019.

YOUDAO, INC.
CONSOLIDATED BALANCE SHEETS
(Amounts in thousands, except for share and per share data)

	As of December 31,
	2022	2023	2023
	RMB	RMB	US$
			Note 2(f)
ASSETS
Current assets:
Cash and cash equivalents	783,611	454,536	64,020
Time deposits	273	277	39
Restricted cash	873	395	56
Short-term investments	232,152	71,848	10,120
Accounts receivable, net	405,139	354,006	49,861
Inventories	232,260	217,067	30,573
Amounts due from NetEase Group	7,888	26,117	3,679
Prepayment and other current assets	207,777	175,705	24,747

Total current assets	1,869,973	1,299,951	183,095

Non-current assets:
Property, equipment and software, net	92,116	70,906	9,987
Operating lease right-of-use assets, net	78,405	89,022	12,538
Long-term investments	90,703	51,396	7,239
Goodwill (Note 5)	109,944	109,944	15,485
Other assets, net	35,015	44,976	6,335

Total non-current assets	406,183	366,244	51,584

Total assets	2,276,156	1,666,195	234,679

LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ DEFICIT
Current liabilities:
Accounts payables (including amounts of the consolidated VIEs without recourse to the primary beneficiaries of RMB49,305 and RMB45,939 as of December 31, 2022 and 2023, respectively)	282,354	159,005	22,395
Payroll payable (including amounts of the consolidated VIEs without recourse to the primary beneficiaries of RMB10,803 and RMB17,232 as of December 31, 2022 and 2023, respectively)	266,340	282,679	39,815
Amounts due to NetEase Group (including amounts of the consolidated VIEs without recourse to the primary beneficiaries of RMB7,538 and RMB13,315 as of December 31, 2022 and 2023, respectively)	68,809	82,430	11,610
Contract liabilities (including amounts of the consolidated VIEs without recourse to the primary beneficiaries of RMB1,017,029 and RMB978,065 as of December 31, 2022 and 2023, respectively)	1,067,285	1,052,622	148,259
Taxes payable (including amounts of the consolidated VIEs without recourse to the primary beneficiaries of RMB19,516 and RMB23,301 as of December 31, 2022 and 2023, respectively)	50,908	52,781	7,434
Accrued liabilities and other payables (including amounts of the consolidated VIEs without recourse to the primary beneficiaries of RMB122,758 and RMB202,214 as of December 31, 2022 and 2023, respectively)	564,922	591,770	83,349
Short-term loans from NetEase Group	878,000	878,000	123,664

Total current liabilities	3,178,618	3,099,287	436,526

YOUDAO, INC.
CONSOLIDATED BALANCE SHEETS (CONTINUED)
(Amounts in thousands, except for share and per share data)

	As of December 31,
	2022	2023	2023
	RMB	RMB	US$
			Note 2(f)
Non-current liabilities:
Long-term lease liabilities (including amounts of the consolidated VIEs without recourse to the primary beneficiaries of RMB22,565 and RMB29,325 as of December 31, 2022 and 2023, respectively)	43,635	49,337	6,949
Other non-current liabilities (including amounts of the consolidated VIEs without recourse to the primary beneficiaries of RMB4,498 and RMB12,698 as of December 31, 2022 and 2023, respectively)	8,832	16,314	2,298
Long-term loans from NetEase Group	522,345	630,360	88,784

Total non-current liabilities	574,812	696,011	98,031

Total liabilities	3,753,430	3,795,298	534,557

Commitments and contingencies (Note 19)

Mezzanine equity:
Redeemable noncontrolling interests (Note 5)	64,571	37,961	5,347

Total mezzanine equity	64,571	37,961	5,347

Shareholders’ deficit:
Class A ordinary shares (US$0.0001 par value; 200,000,000 shares authorized; 34,446,977 shares issued and outstanding as of December 31, 2022; 30,799,194 shares issued and outstanding as of December 31, 2023)	24	24	3

Class B ordinary shares (US$0.0001 par value; 100,000,000 shares authorized; 88,288,360 shares issued and outstanding as of December 31, 2022 and 2023, respectively)	56	56	8
Additional paid-in capital	3,993,026	4,029,423	567,531
Treasury stock (Note 14)	(42,330)	(171,991)	(24,224)
Accumulated deficit	(5,398,420)	(5,948,582)	(837,840)
Accumulated other comprehensive loss	(92,094)	(100,542)	(14,161)
Statutory reserves	4,649	4,876	687
Noncontrolling interests	(6,756)	19,672	2,771

Total shareholders’ deficit	(1,541,845)	(2,167,064)	(305,225)

Total liabilities, mezzanine equity and shareholders’ deficit	2,276,156	1,666,195	234,679

The accompanying notes are an integral part of the consolidated financial statements
.

YOUDAO, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS
(Amounts in thousands, except for share and per share data)

	For the year ended December 31,
	2021	2022	2023	2023
	RMB	RMB	RMB	US$
				Note 2(f)
Net revenues: (include transactions with related parties of RMB23,790, RMB34,702 and RMB67,844 for the years ended December 31, 2021, 2022 and 2023, respectively)
Learning services	2,441,421	3,084,375	3,148,114	443,403
Smart devices	980,424	1,256,446	909,192	128,057
Online marketing services	593,949	672,361	1,331,902	187,594

Total net revenues	4,015,794	5,013,182	5,389,208	759,054

Cost of revenues: (include transactions with related parties of RMB83,901, RMB87,007 and RMB111,332 for the years ended December 31, 2021, 2022 and 2023, respectively)
Learning services	(980,700)	(1,172,703)	(1,159,357)	(163,291)
Smart devices	(618,925)	(765,641)	(552,810)	(77,862)
Online marketing services	(427,331)	(488,422)	(909,579)	(128,112)

Total cost of revenues	(2,026,956)	(2,426,766)	(2,621,746)	(369,265)

Gross profit	1,988,838	2,586,416	2,767,462	389,789

Operating expenses:
Sales and marketing expenses (include transactions with related parties of RMB17,182, RMB15,037 and RMB15,060 for the years ended December 31, 2021, 2022 and 2023, respectively)	(2,077,638)	(2,328,095)	(2,268,428)	(319,501)
Research and development expenses (include transactions with related parties of RMB32,839, RMB49,550 and RMB44,906 for the years ended December 31, 2021, 2022 and 2023, respectively)	(607,373)	(803,791)	(743,364)	(104,702)
General and administrative expenses (include transactions with related parties of RMB9,264, RMB11,501 and RMB9,009 for the years ended December 31, 2021, 2022 and 2023, respectively)	(190,297)	(229,210)	(221,996)	(31,267)
Impairment of intangible assets from business combination (Note 5)	(56,778)	—	—	—

Total operating expenses	(2,932,086)	(3,361,096)	(3,233,788)	(455,470)

Loss from operations	(943,248)	(774,680)	(466,326)	(65,681)
Interest income	18,780	12,908	8,348	1,176
Interest expense (include interest expense charged by related parties of RMB31,644, RMB45,607 and RMB69,472 for the years ended December 31, 2021, 2022 and 2023, respectively)	(31,644)	(45,607)	(69,472)	(9,785)
Others, net (Note 15)	36,673	81,445	(11,578)	(1,631)

Loss before tax	(919,439)	(725,934)	(539,028)	(75,921)
Income tax expenses	(6,648)	(13,844)	(11,089)	(1,562)

Net loss from continuing operations	(926,087)	(739,778)	(550,117)	(77,483)
Net loss from discontinued operations	(100,267)	(6,105)	—	—

Net loss	(1,026,354)	(745,883)	(550,117)	(77,483)
Net loss attributable to noncontrolling interests	30,699	18,851	182	26

Net loss attributable to ordinary shareholders of the Company	(995,655)	(727,032)	(549,935)	(77,457)

Including:
Net loss from continuing operations attributable to ordinary shareholders of the Company	(895,388)	(720,927)	(549,935)	(77,457)
Net loss from discontinued operations attributable to ordinary shareholders of the Company	(100,267)	(6,105)	—	—

YOUDAO, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS (CONTINUED)
(Amounts in thousands, except for share and per share data)

	For the year ended December 31,
	2021	2022	2023	2023
	RMB	RMB	RMB	US$
				Note 2(f)
Net loss	(1,026,354)	(745,883)	(550,117)	(77,483)
Other comprehensive loss:
Foreign currency translation adjustment	(7,296)	(37,740)	(8,448)	(1,190)

Total other comprehensive loss	(7,296)	(37,740)	(8,448)	(1,190)

Total comprehensive loss	(1,033,650)	(783,623)	(558,565)	(78,673)
Comprehensive loss attributable to noncontrolling interests	30,699	18,851	182	26

Comprehensive loss attributable to ordinary shareholders of the Company	(1,002,951)	(764,772)	(558,383)	(78,647)

Net loss per ordinary share/ADS
Basic	(8.18)	(5.88)	(4.53)	(0.64)
-Continuing operations	(7.36)	(5.83)	(4.53)	(0.64)
-Discontinued operations	(0.82)	(0.05)	—	—
Diluted	(8.18)	(5.88)	(4.53)	(0.64)
-Continuing operations	(7.36)	(5.83)	(4.53)	(0.64)
-Discontinued operations	(0.82)	(0.05)	—	—

Weighted average number of ordinary shares/ADSs
Basic	121,650,907	123,597,604	121,381,857	121,381,857
Diluted	121,650,907	123,597,604	121,381,857	121,381,857
The accompanying notes are an integral part of the consolidated financial statements.

YOUDAO, INC.
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ DEFICIT
(Amounts in thousands, except for share data)

	Class A ordinary shares			Class B ordinary shares			Additional paid-in capital	Statutory reserves	Accumulated deficit	Accumulated other comprehensive loss	Noncontrolling interests	Total shareholders’ deficit
	Shares	Amount RMB		Shares	Amount RMB		RMB	RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2021	25,597,106	18		89,132,360	56		2,309,963	2,950	(3,674,034)	(47,058)	997	(1,407,108)
Loss for the year	—	—		—	—		—	—	(995,655)	—	(2,923)	(998,578)
Share issuance pursuant to incentive plan	1,538,319	1		—	—		24,549	—	—	—	—	24,550
Share issuance upon follow-on offering, net of issuance cost (Note 13)	7,000,000	5		—	—		1,498,622	—	—	—	—	1,498,627
Share-based compensation expenses	—	—		—	—		84,983	—	—	—	—	84,983
Conversion of Class B shares into Class A shares	844,000		*	(844,000)		*	—	—	—	—	—	—
Deemed distribution to NetEase (Note 20)	—	—		—	—		(4,171)	—	—	—	—	(4,171)
Foreign currency translation adjustment	—	—		—	—		—	—	—	(7,296)	—	(7,296)
Appropriation to statutory reserves	—	—		—	—		—	1,506	(1,506)	—	—	—

Balance as of December 31, 2021	34,979,425	24		88,288,360	56		3,913,946	4,456	(4,671,195)	(54,354)	(1,926)	(808,993)

*	Less than 1.

YOUDAO, INC.
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ DEFICIT (CONTINUED)
(Amounts in thousands, except for share data)

	Class A ordinary shares			Class B ordinary shares		Additional paid-in capital	Treasury stock		Statutory reserves	Accumulated deficit	Accumulated other comprehensive loss	Noncontrolling interests	Total shareholders’ deficit
	Shares	Amount RMB		Shares	Amount RMB	RMB	Shares	Amount RMB	RMB	RMB	RMB	RMB	RMB
Balance as of December 31, 2021	34,979,425	24		88,288,360	56	3,913,946	—	—	4,456	(4,671,195)	(54,354)	(1,926)	(808,993)
Loss for the year	—	—		—	—	—	—	—	—	(727,032)	—	(4,830)	(731,862)
Share issuance pursuant to incentive plan	641,738		*	—	—	10,101	—	—	—	—	—	—	10,101
Repurchase of ADSs (Note 14)	—	—		—	—	—	(1,174,186)	(42,330)	—	—	—	—	(42,330)
Share-based compensation expenses	—	—		—	—	68,979	—	—	—	—	—	—	68,979
Foreign currency translation adjustment	—	—		—	—	—	—	—	—	—	(37,740)	—	(37,740)
Appropriation to statutory reserves	—	—		—	—	—	—	—	193	(193)	—	—	—

Balance as of December 31, 2022	35,621,163	24		88,288,360	56	3,993,026	(1,174,186)	(42,330)	4,649	(5,398,420)	(92,094)	(6,756)	(1,541,845)

*	Less than 1.

YOUDAO, INC.
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ DEFICIT (CONTINUED)
(Amounts in thousands, except for share data)

	Class A ordinary shares			Class B ordinary shares		Additional paid-in capital	Treasury stock		Statutory reserves	Accumulated deficit	Accumulated other comprehensive loss	Noncontrolling interests	Total shareholders’ deficit
	Shares	Amount RMB		Shares	Amount RMB	RMB	Shares	Amount RMB	RMB	RMB	RMB	RMB	RMB
Balance as of December 31, 2022	35,621,163	24		88,288,360	56	3,993,026	(1,174,186)	(42,330)	4,649	(5,398,420)	(92,094)	(6,756)	(1,541,845)
Loss for the year	—	—		—	—	—	—	—	—	(549,935)	—	(3,941)	(553,876)
Exercise and vesting of share-based awards	227,327		*	—	—	3,870	128,205	4,652	—	—	—	—	8,522
Repurchase of ADSs (Note 14)	—	—		—	—	—	(4,003,315)	(134,313)	—	—	—	—	(134,313)
Share-based compensation expenses	—	—		—	—	32,527	—	—	—	—	—	—	32,527
Reclassification of redeemable noncontrolling interests (Note 5)	—	—		—	—	—	—	—	—	—	—	30,369	30,369
Foreign currency translation adjustment	—	—		—	—	—	—	—	—	—	(8,448)	—	(8,448)
Appropriation to statutory reserves	—	—		—	—	—	—	—	227	(227)	—	—	—

Balance as of December 31, 2023	35,848,490	24		88,288,360	56	4,029,423	(5,049,296)	(171,991)	4,876	(5,948,582)	(100,542)	19,672	(2,167,064)

*	Less than 1.
The accompanying notes are an integral part of the consolidated financial statements.

YOUDAO, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Amounts in thousands)

	For the year ended December 31,
	2021	2022	2023	2023
	RMB	RMB	RMB	US$
				Note 2(f)
Cash flows from operating activities:
Net loss	(1,026,354)	(745,883)	(550,117)	(77,483)
Net loss from discontinued operations	(100,267)	(6,105)	—	—
Depreciation and amortization	30,098	42,213	29,641	4,175
Share-based compensation	72,201	70,709	30,797	4,338
Fair value changes of short-term investments	668	(626)	109	15
(Reversal)/Allowance for expected credit losses	(4,523)	6,863	9,103	1,282
Provision of allowance for inventories	10,176	3,149	6,488	914
Impairment of long-term investments	7,000	10,300	43,740	6,161
Impairment of intangible assets from business combination (Note 5)	56,778	—	—	—
Remeasured loss from previously held interest (Note 5)	2,456	—	—	—
Deferred income taxes (Note 10)	(8,963)	—	—	—
Unrealized exchange losses/(gains)	1,391	(952)	(1,683)	(237)
Others	3,048	6,223	8,548	1,204
Changes in operating assets and liabilities, net of acquisitions:
Accounts receivable	24,841	(163,475)	44,030	6,201
Inventories	(146,709)	20,002	8,705	1,226
Prepayment and other current assets	25,880	9,173	18,263	2,574
Amounts due from NetEase Group	(2,111)	(1,696)	(18,229)	(2,568)
Operating lease right-of-use assets	29,022	33,906	39,439	5,555
Other assets	(6,327)	(11,860)	551	78
Contract liabilities	115,462	9,281	(14,663)	(2,065)
Accounts payables	12,453	121,348	(123,355)	(17,374)
Payroll payable	85,423	19,468	16,339	2,301
Taxes payable	(2,156)	(2,415)	1,536	216
Accrued liabilities and other payables	34,344	75,843	35,864	5,051
Amounts due to NetEase Group	11,640	(14,232)	13,621	1,918
Long-term lease liabilities	(47,939)	(23,642)	(44,354)	(6,247)
Other non-current liabilities	(1,632)	(1,214)	7,482	1,054

Net cash used in continuing operating activities	(623,566)	(531,412)	(438,145)	(61,711)
Net cash used in discontinued operating activities	(722,844)	(71,711)	—	—

Net cash used in operating activities	(1,346,410)	(603,123)	(438,145)	(61,711)

YOUDAO, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)
(Amounts in thousands)

	For the year ended December 31,
	2021	2022	2023	2023
	RMB	RMB	RMB	US$
				Note 2(f)
Cash flows from investing activities:
Purchases of short-term investments	(779,500)	(1,258,223)	(110,000)	(15,492)
Proceeds of maturities of short-term investments	860,000	1,530,528	270,195	38,056
Placements of time deposits	(897,916)	(273)	(277)	(39)
Proceeds from maturities of time deposits	907,759	268	273	38
Cash paid for business combinations, net of cash acquired	43,216	—	(4,218)	(594)
Loans to third parties and other related parties	—	(36,500)	(31,405)	(4,424)
Repayment of loans from third parties	—	10,500	25,000	3,521
Purchase of intangible assets	(596)	(1,100)	—	—
Purchases of property, equipment and software	(63,477)	(68,657)	(17,850)	(2,514)
Proceeds from disposal of property, equipment and software	2,114	1,418	1,355	191
Impact on cash and cash equivalents from an entity disposed	(1,521)	—	—	—
Payment for long-term investments	(27,380)	(52,138)	(7,500)	(1,056)

Net cash provided by continuing investing activities	42,699	125,823	125,573	17,687
Net cash provided by discontinued investing activities	4,375	—	—	—

Net cash provided by investing activities	47,074	125,823	125,573	17,687

Cash flows from financing activities:
Proceeds from the issuance of follow-on offering shares, net of issuance cost (Note 13)	1,498,627	—	—	—
Proceeds from long-term loans from NetEase Group	257,522	225,941	99,289	13,984
Repurchase of ADSs	—	(50,700)	(127,543)	(17,964)
Proceeds from issuance of ordinary shares pursuant to incentive plan	27,564	9,408	9,312	1,312

Net cash provided by/(used in) financing activities*	1,783,713	184,649	(18,942)	(2,668)

Effect of exchange rate changes on cash, cash equivalents and restricted cash	(21,029)	4,588	1,961	276

Net increase/(decrease) in cash, cash equivalents and restricted cash	463,348	(288,063)	(329,553)	(46,416)
Cash, cash equivalents and restricted cash at the beginning of the year	609,199	1,072,547	784,484	110,492

Cash, cash equivalents and restricted cash at the end of the year	1,072,547	784,484	454,931	64,076

*	There was no financing activity from discontinued operations.

YOUDAO, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)
(Amounts in thousands)

	For the year ended December 31,
	2021	2022	2023	2023
	RMB	RMB	RMB	US$
				Note 2(f)
Supplemental disclosures of cash flow information:
Cash paid for income tax expenses	9,686	9,415	12,723	1,792
Cash paid for interest expense	28,567	39,412	63,358	8,924

Non-cash investing and financing activities:
Unpaid consideration for business combination	5,129	—	—	—
Changes in accrued liabilities and other payables related to property, equipment and software addition	5,531	5,690	2,556	360
Receivable from agent for issuance of ordinary shares pursuant to incentive plan	—	693	—	—
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
The Group provides a variety of learning content, applications and solutions, which covers a wide spectrum of topics and targets people from broad age groups for their lifelong learning needs through its websites and mobile applications. The Group generates its revenues from learning services, smart devices as well as online marketing services. The learning services mainly include tutoring services and fee-based
premium services.
As of December 31, 2023, the Company’s major subsidiaries and consolidated VIEs are as follows:

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

YOUDAO, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts in thousands, except for share and per share data unless otherwise stated)

1. Operations (Continued)

(b) VIE arrangements
i) Contracts that give the Company the power to direct activities of the VIEs
Current PRC laws and regulations impose certain restrictions or prohibitions on foreign ownership of companies that engage in value-added telecommunication services and certain other businesses. Youdao Information and Youdao Hangzhou, the PRC subsidiaries, are considered foreign-invested enterprises. To comply with the foregoing restrictions imposed by PRC laws and regulations on foreign investments, the Group conducts a significant portion of businesses in China through Youdao Computer, Linjiedian Education and Youdao Guangzhou Computer, the VIEs in the PRC, based on a series of contractual arrangements between the Company’s subsidiaries and the VIEs and their respective shareholders.
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
(Amounts in thousands, except for share and per share data unless otherwise stated)

1. Operations (Continued)

(b) VIE arrangements (Continued)

ii) Contracts that enable the Company to receive substantially all of the economic benefits from the VIEs (Continued)

Cooperation Agreements (Continued)

Youdao Guangzhou Computer has agreed to share a portion of its monthly income (after tax and expenses) with Youdao Hangzhou in accordance with certain formulas as specified in the Youdao Guangzhou Computer Cooperation Agreement. The agreement was effective from January 1, 2022 and will continue to be effective unless it is terminated, in case of a material breach of the agreement, by written notice of the non-breaching
party.
The VIEs has incurred RMB2,221.2 million, RMB2,767.8 million and RMB2,881.0 million service fees to Youdao Information and Youdao Hangzhou for the years ended December 31, 2021, 2022 and 2023, respectively.
iii) Risks in relation to VIE structure
The nominee shareholders of the VIEs are William Lei Ding, who is the chief executive officer, director and the largest shareholder of NetEase, the Company’s controlling shareholder, Feng Zhou, who is the Chief Executive Officer of the Group, and Yinghui Wu, who is the vice president of the Group. The enforceability, and therefore the benefits, of the contractual agreements between the Company and the VIEs depend on these individuals enforcing the contracts. There is a risk that the benefits of ownership between the Company and the VIEs may not be aligned in the future. Given the significance and importance of the VIEs, there would be a significant negative impact to the Company if these contracts were not enforced. The Group’s operations depend on the VIEs to honour their contractual agreements with the Group and the Company’s ability to control the VIEs also depends on the authorization by the shareholders of the VIEs to exercise voting rights on all matters requiring shareholder approval in the VIEs. The Company believes that the agreements on authorization to exercise shareholder’s voting power are legally enforceable and the possibility that it will no longer be able to control and consolidate the VIEs and VIEs’ subsidiaries as a result of the aforementioned risks and uncertainties is remote.
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
The imposition of any of these penalties may result in a material and adverse effect on the Group’s ability to conduct its business. In addition, if the imposition of any of these penalties causes the Group to lose the rights to direct the activities of the VIEs or the right to receive their economic benefits, the Group would no longer be able to consolidate the VIEs and VIEs’ subsidiaries. The Group does not believe that any penalties imposed or actions taken by the PRC government would result in the liquidation of the Company, its subsidiaries or the VIEs.
In accordance with VIE contractual agreements, the Company (1) could exercise all shareholder’s rights of the VIEs and has power to direct the activities that most significantly affects the economic performance of the VIEs, and (2) receive the economic benefits of the VIEs that could be significant to the VIEs. Accordingly, the Company was considered as ultimate primary beneficiary of the VIEs and had consolidated the VIEs’ financial results of operations, assets and liabilities in the Company’s consolidated financial statements. Therefore, the Company considers that there are no assets in the VIEs that can be used only to settle obligations of the VIEs, except for the registered capital of the VIEs amounting to approximately RMB15.0 million

and RMB20.0 million, respectively, as of December 31, 2022 and 2023 as well as certain non-distributable
statutory reserves amounting to approximately RMB5,650 and RMB5,876, respectively, as of December 31, 2022 and 2023. As the VIEs are incorporated as limited liability companies under the PRC Company Law, creditors do not have recourse to the general credit of the Company for the liabilities of the VIEs. There is currently no contractual arrangement that would require the Company to provide additional financial support to the VIEs. As the Group is conducting certain businesses in the PRC through the VIEs, the Group may provide additional financial support on a discretionary basis in the future, which could expose the Group to a loss.
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

1. Operations (Continued)

(b) VIE arrangements (Continued)

iii) Risks in relation to VIE structure (Continued)

The following table sets forth the assets, liabilities, results of operations and cash flows of the VIEs and their subsidiaries taken as a whole, which were included in the Group’s consolidated financial statements:

	As of December 31,
	2022	2023
	RMB	RMB
Assets
Cash and cash equivalents	238,585	199,420
Restricted cash	873	105
Short-term investments	21,356	71,848
Accounts receivable, net	170,005	198,645
Inventories	52,958	31,346
Amounts due from NetEase Group and Youdao Group	1,393,994	1,228,509
Prepayment and other current assets	90,365	71,061

Total current assets	1,968,136	1,800,934

Property, equipment and software, net	5,525	5,302
Operating lease right-of-use assets, net	31,985	47,697
Goodwill	103,006	103,006
Other assets, net	73,119	71,293

Total non-current assets	213,635	227,298

Total assets	2,181,771	2,028,232

Liabilities
Accounts payables	49,305	45,939
Payroll payable	10,803	17,232
Amounts due to NetEase Group and Youdao Group	857,883	598,935
Contract liabilities	1,017,029	978,065
Taxes payable	19,516	23,301
Accrued liabilities and other payables	122,758	202,214

Total current liabilities	2,077,294	1,865,686

Long-term lease liabilities	22,565	29,325
Other non-current liabilities	4,498	12,698

Total non-current liabilities	27,063	42,023

Total liabilities	2,104,357	1,907,709

YOUDAO, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts in thousands, except for share and per share data unless otherwise stated)

1. Operations (Continued)

(b) VIE arrangements (Continued)

iii) Risks in relation to VIE structure (Continued)

	For the year ended December 31,
	2021	2022	2023
	RMB	RMB	RMB
Net revenues:
Third-party net revenues	2,750,610	3,505,470	4,132,058
Other intra-Group net revenues	941	10,512	16,871

Total net revenues	2,751,551	3,515,982	4,148,929

Cost and expenses:
Third-party cost and expenses	(561,272)	(759,964)	(1,160,224)
Intra-Group cost and expenses related to technical consulting and related services	(2,221,199)	(2,767,812)	(2,881,029)
Other intra-Group cost and expenses	(10,673)	(2,685)	(63,614)

Total cost and expenses	(2,793,144)	(3,530,461)	(4,104,867)

Net (loss)/income from continuing operations	(58,520)	(31,540)	37,691

	For the year ended December 31,
	2021	2022	2023
	RMB	RMB	RMB
Cash flows from operating activities:
Net cash provided by transactions with third parties	3,278,167	2,950,638	3,342,893
Net cash used in transactions with intra-Group companies related to technical consulting and related services	(2,409,300)	(2,944,165)	(3,287,474)
Net cash used in other transactions with intra-Group companies	(699)	(589,142)	(47,364)

Net cash provided by/(used in) operating activities	868,168	(582,669)	8,055

Cash flows from investing activities:
Net cash provided by/(used in) transactions with third parties	8,550	(62,282)	(52,988)

Net cash provided by/(used in) investing activities	8,550	(62,282)	(52,988)
Cash flows from financing activities:
Capital contribution to VIE	—	—	5,000

Net cash provided by financing activities	—	—	5,000

YOUDAO, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts in thousands, except for share and per share data unless otherwise stated)

1. Operations (Continued)

Liquidity
The Group incurred net losses of RMB1,026.4 million, RMB745.9 million and RMB550.1 million for the years ended December 31, 2021, 2022 and 2023, respectively. Net cash used in operating activities was RMB1,346.4 million, RMB603.1 million and RMB438.1 million for the years ended December 31, 2021, 2022 and 2023, respectively. Accumulated deficit was RMB5,398.4
m
illion and RMB5,948.6
m
illion as of December 31, 2022 and 2023, respectively. As of December 31, 2023, the Group was in a net current liability position of RMB1,799.3 million. The Group assesses its liquidity by its ability to generate cash from operating activities and attract additional capital and/or finance funding.
Historically, the Group has relied principally on both operational sources of cash and non-operational sources of financing from NetEase Group and investors to fund its operations and business development. The Group’s ability to continue as a going concern is dependent on management’s ability to successfully execute its business plan, which includes increasing revenues while controlling operating expenses, as well as, generating operational cash flows and continuing to gain support from outside sources of financing, including NetEase Group. The Group has been continuously receiving financial support from NetEase Group and according to the support letter issued by NetEase Group in April 2023, NetEase Group intends to provide financial support to the Group in the period no less than twelve months from the date of issuance of the financial statement. Refer to Note 20 for details of the Group’s relationship with NetEase Group for financing activities. In April 2021, the Group entered into an agreement with NetEase to provide US$300.0 million of revolving facility loan to the Group. The agreement was renewed in September 2023 to extend the maturity date from March 31, 2024 to March 31, 2027. As of December 31, 2023, the Group had drawn down US$89.0 million under the facility with maturity dated March 31, 2027. The Group had further drawdown US$35.2 million under the US$300.0 million revolving loan facility up to March 31, 2024. Moreover, the Group can adjust the pace of its operation expansion and control the operating expenses. Based on the above considerations, the Group believes that available loan facility and financial support from NetEase Group, will be sufficient to support the Group to meet the cash requirements to fund planned operations and other commitments for at least the next twelve months. The Group’s consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and liquidation of liabilities in the normal course of business.
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
(f) Convenience translation
Translations of balances in the consolidated balance sheets, consolidated statements of operations and comprehensive loss and consolidated statements of cash flows from RMB into USD as of and for the year ended December 31, 2023 are solely for the convenience of the reader and were calculated at the rate of US$1.00 = RMB 7.0999, representing the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on December 29, 2023. No representation is made that the RMB amounts represent or could have been, or could be, converted, realized or settled into USD at such rate.

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
Financial assets and liabilities of the Group primarily consist of cash and cash equivalents, time deposits, restricted cash, short-term investments, accounts receivable, other receivables, amounts due from/to NetEase Group, accounts payables, contract liabilities, accrued liabilities and other payables, short-term loans and long-term loans from NetEase Group of which the carrying values approximate their fair values. Please see Note 18 for additional information.
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

(j) Receivables, net
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
(k) Investments
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

YOUDAO, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts in thousands, except for share and per share data unless otherwise stated)

2. Summary of Significant Accounting Policies (Continued)

(l) Inventories
Inventories, consisting of smart devices and learning materials for tutoring services, are stated at the lower of cost and net realizable value. Cost of inventory is determined using the weighted average cost method. Adjustments are recorded to write down the cost of inventory to the estimated net realizable value due to slow-moving merchandise and damaged goods, which is dependent upon factors such as historical and forecasted consumer demand, and promotional environment. The Group takes ownership, risks and rewards of the products purchased. Write downs are recorded in cost of revenues in the consolidated statements of operations and comprehensive loss.
(m) Property, equipment and software, net
Property, equipment and software are stated at cost less accumulated depreciation and impairment, if any. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, which range as follows:

Servers and computers	3-5 years
Furniture, fixtures, office and other equipment	3-5 years
Leasehold improvements	The shorter of the useful life or term of the lease
Software and others	3-5 years
Expenditures for maintenance and repairs are expensed as incurred. The gain or loss on the disposal of property, equipment and software is the difference between the net sales proceeds and the carrying amount of the relevant assets and is recognized in the consolidated statements of operations and comprehensive loss.
(n) Goodwill
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

YOUDAO, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts in thousands, except for share and per share data unless otherwise stated)

2. Summary of Significant Accounting Policies (Continued)

(o) Impairment of long-lived assets
Long-lived assets are evaluated for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will affect the future use of the assets) indicate that the carrying value of an asset may not be fully recoverable or that the useful life is shorter than the Group had originally estimated. When these events occur, the Group evaluates the impairment for the long-lived assets by comparing the carrying value of the assets to an estimate of future undiscounted cash flows expected to be generated from the use of the assets and their eventual disposition. If the sum of the expected future undiscounted cash flows is less than the carrying value of the assets, the Group recognizes an impairment loss based on the excess of the carrying value of the assets over the fair value of the assets. The Group recognized impairment losses on intangible assets from business combination of RMB56,778, nil, and nil for the years ended December 31, 2021, 2022 and 2023, respectively.
(p) Revenue recognition
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
Disaggregation of net revenues
For the years ended December 31, 2021, 2022 and 2023, substantially all of the Group’s net revenues were generated in the PRC. The following table provides information about disaggregated revenue by types:

	For the year ended December 31,
	2021	2022	2023
	RMB	RMB	RMB
Learning services	2,441,421	3,084,375	3,148,114

Tutoring services	2,271,036	2,886,126	2,914,064
Fee-based premium services	170,385	198,249	234,050
Smart devices	980,424	1,256,446	909,192
Online marketing services	593,949	672,361	1,331,902

Total net revenues	4,015,794	5,013,182	5,389,208

YOUDAO, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts in thousands, except for share and per share data unless otherwise stated)

2. Summary of Significant Accounting Policies (Continued)

(p) Revenue recognition (Continued)

i) Learning services
Tutoring services
The Group offers various types of integrated learning services, which primarily cover a wide spectrum of topics and target people from broad age groups through its diverse offerings of tutoring courses and digital learning contents, foreign languages, professional and interest education services as well as IT computer skills, etc. The Group’s tutoring courses consist of online live streaming and other activities during the online live streaming period including teaching material, quiz banks, online chat rooms, summary of lessons after each class and interactions with both students and instructors. Once the online live streaming is completed, the Group also offers the customer a content playback service. With respect to the content playback service, the customer has unlimited access to previous online live streaming courses for a specified period. The services of online live streaming, playback service, as well as the other activities provided mentioned above are highly interdependent and interrelated in the context of the contract and are only considered accessory services to the online live streaming courses and therefore are not distinct and are not sold standalone. Therefore, the Group’s tutoring courses are accounted for as a single performance obligation. This performance obligation is satisfied over the learning period of the customers. Accordingly, the Group recognizes the revenues ratably over the estimated average learning period for different courses. The Group considers the average period that customers typically spend time on the courses and other learning behavior patterns to arrive at the best estimate for the estimated learning period for each course based on the estimated learning time customers spend on the courses, the expected number of times customers will take the courses and the similarities between newly-launched
courses and existing courses.
The Group’s tutoring courses also consist of online
pre-recorded
video courses, revenues are recognized ratably over the estimated average learning period for different courses, similar with the online live streaming courses.
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
The estimated weighted average duration of learning periods is approximately ranged from five to six months for the years ended December 31, 2021, 2022 and 2023 for both online live streaming courses and online pre-recorded
video courses.
There is a refund policy provided to customers for tutoring services, depending on whether the course had commenced at the time of the refund request, the length of the course, the number of sessions that the customer has taken, among other criteria.

T
he Group determines the transaction price to be earned by estimating the refund liabilities based on historical refund ratio on a portfolio basis using the expected value method.
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

(p) Revenue recognition (Continued)

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
ii) Smart devices
The Group sells smart devices such as
Youdao Dictionary Pen,
Youdao Listening Pod
and
Youdao Smart Learning Pad
to customers through retailers or distributors. The Group recognizes revenues when control of the goods is transferred to the customer, which generally occurs upon the delivery to the end customers or upon the delivery to distributors.
Along with certain learning services, the Group also provides devices such as
Youdao Smart Learning Terminal
to facilitate customers’ educational demand. For such situation, the Group has determined that the devices are a separate performance obligation under ASC 606, as customers can benefit from devices on their own and the Group’s promises to deliver devices is separately identifiable from learning services. The Group determines stand-alone selling price to each performance obligation in the approach of expected cost-plus margin. Revenue from devices is recognized when they are delivered to customers.
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

(p) Revenue recognition (Continued)

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

(p) Revenue recognition (Continued)

Contract balances (Continued)

Contract liabilities
Contract liabilities refer to the deferred revenue and refund liabilities.
Deferred revenue is relating to the learning tuition, online marketing services and fee-based premium services with fees received from customers for which the Group’s revenue recognition criteria have not been met. Revenue recognized that was included in the deferred revenue balance at January 1, 2022 and January 1, 2023 amounted to RMB941,246 and RMB987,533, respectively.
As of December 31, 2023, the aggregate amount of transaction price allocated to unsatisfied performance obligations is RMB1,025.2 million which includes deferred revenue balances and amounts to be invoiced and recognized as revenue in future periods. The Group expects to recognize RMB1,008.9 million as revenue over the next 12 months. This balance does not include an estimate for variable consideration arising from sales rebates to advertising service customers.
Refund liabilities represent the consideration collected by the Group which it expects to refund to its customers according to refund policy. Refund liabilities are estimated based on the historical refund ratio for each of the revenue streams. The refund liabilities were not material, as of December 31, 2022 and 2023. In the event that the actual amount of refund made exceeds the estimation, such excessive amount will be deducted from net revenues.
(q) Cost of revenues
Cost of revenues primarily consists of the revenue sharing and payroll expenses to instructors and tutors, traffic acquisition costs, content costs, servers and bandwidth service fees and other direct costs of providing these services as well as costs of smart devices sold.
(r) Sales and marketing expenses
Sales and marketing expenses mainly consist of marketing and promotional expenses, payroll related expenses and third-party service fee for outsourced sales and marketing functions. The Group expenses all advertising costs as incurred and classifies these costs under sales and marketing expenses. For the years ended December 31, 2021, 2022 and 2023, advertising expenses were RMB1,393.3 million, RMB1,479.0 million and RMB1,384.3 million, respectively.
(s) Research and development expenses
Research and development expenses mainly consist of personnel related expenses and technology service costs incurred for the learning courses and its development, as well as development and enhancement of the Group’s websites and applications platforms.
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

(s) Research and development expenses (Continued)

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
(t) Share-based compensation
The Group grants options and restricted share units, or RSUs to its employees, directors and consultants with performance conditions and service conditions. In accordance with ASC 718,
Compensation-Stock Compensation
, the Group determines grants of options and RSUs to directors, employees and consultants, which are classified as equity awards and are measured at the grant date based on the fair value of the awards.
The Group adopts the binomial option pricing model to determine the fair value of share options. The determination of the fair value of share options is affected by the fair value of ordinary shares as well as assumptions regarding a number of complex and subjective variables, including the expected share price volatility, actual and projected employee share option exercise behavior, risk free interest rates and expected dividends. Upon the completion of the IPO, the market price of the Company’s publicly traded ADSs is used as an indicator of fair value of ordinary shares for purposes of recording share-based compensation expenses. RSUs are measured based on the fair market value of the underlying ordinary shares on the dates of grant. Share-based compensation expenses for share options and RSUs granted with service conditions are recorded net of estimated forfeitures using graded-vesting method over the requisite service period, such that expenses are recorded only for those share-based awards that are expected to ultimately vest.
The Group also recognizes compensation expenses on RSUs, granted by the Parent to the employees of the Group. RSUs are measured based on the fair market value of the underlying ordinary shares on the dates of grant. Share-based compensation expenses related are then recorded for the number of RSUs expected to vest on a graded-vesting basis, net of estimated forfeitures, over the requisite service period.
(u) Employee benefits
PRC Contribution Plan
Full-time employees of the Group in the PRC participate in a government mandated defined contribution plan, pursuant to which certain pension benefits, medical care, employee housing fund and other welfare benefits are provided to the employees. Chinese labor regulations require that the PRC subsidiaries and the VIEs of the Group make contributions to the government for these benefits based on certain percentages of the employees’ salaries, up to a maximum amount specified by the local government. The Group has no legal obligation for the benefits beyond the contributions made. The total amounts of such employee benefit expenses, which were expensed as incurred, were approximately RMB222,690, RMB322,168 and RMB321,025 for the years ended December 31, 2021, 2022 and 2023, respectively.

YOUDAO, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts in thousands, except for share and per share data unless otherwise stated)

2. Summary of Significant Accounting Policies (Continued)

(v) Taxation
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
Uncertain tax positions
In order to assess uncertain tax positions, the Group applies a more likely than not threshold and a two-step
approach for the tax position measurement and financial statement recognition. Under the two-step
approach, the first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not, that the position will be sustained, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount that is more than
50
% likely of being realized upon settlement. The Group recognizes interest and penalties, if any, under accrued expenses and other current liabilities on its consolidated balance sheets and under other expenses in its consolidated statements of operations and comprehensive loss. The Group did not have any significant unrecognized uncertain tax positions as of and for the years ended December 31, 2021, 2022 and 2023 nor did the Group recognize any related interest and penalties.
(w) Business combinations
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

(w) Business combinations (Continued)

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
(x) Operating leases
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
(y) Related parties
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

YOUDAO, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts in thousands, except for share and per share data unless otherwise stated)

2. Summary of Significant Accounting Policies (Continued)

(z) Noncontrolling interests and Redeemable noncontrolling interests
For the Company’s majority-owned subsidiaries and VIEs, noncontrolling interests are recognized to reflect the portion of their equity that are not attributable, directly or indirectly, to the Company as the controlling shareholders.
The noncontrolling interest will continue to be attributed with its share of losses even if that attribution results in a deficit noncontrolling interest balance.
Redeemable noncontrolling interests represent redeemable equity interests issued by a VIE’s subsidiary of the Group to certain noncontrolling shareholders (Note 5), and have been classified as mezzanine classified noncontrolling interests in the consolidated financial statements as these interests are contingently redeemable upon the occurrence of certain conditional events, which is not solely within the control of the Group. The redeemable equity interests will automatically be forfeited upon the conditional events not occur in the agreed period. The accretion of the redeemable equity interests would be recognized when the redemption value is over the balance of noncontrolling interests.
(aa) Net loss per share
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
(bb) Statutory reserves
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

(cc) Comprehensive loss
Comprehensive loss is defined to include all changes in equity deficit of the Group during a period arising from transactions and other events and circumstances excluding transactions resulting from investments by shareholders and distributions to shareholders. Comprehensive loss includes net loss and foreign currency translation adjustment of the Group.
(dd) Segment reporting
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
(ee) Recently issued accounting pronouncements not yet adopted
In November 2023, the FASB issued ASU 2023-07,
Segment Reporting (Topic 280):

Improvements to
Reportable Segment Disclosures
,

which expands annual and interim disclosure requirements for reportable segments, primarily through enhanced disclosures about significant segment expenses. This guidance is effective for fiscal years beginning after December 15, 2023, and for interim periods beginning after December 15, 2024, with early adoption permitted. The Group is currently evaluating the impact of the new guidance on the consolidated financial statements.
In December 2023, the FASB issued ASU 2023-09,
Income Taxes (Topics 740): Improvements to Income Tax Disclosures
to expand the disclosure requirements for income taxes, specifically related to the rate reconciliation and income taxes paid. This guidance is effective for fiscal years beginning January 1, 2025, with early adoption permitted. The Group is currently evaluating the impact of the new guidance on the consolidated financial statements.

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
The following table sets forth the statement of discontinued operations which was included in the Group’s consolidated financial statements:

	For the year ended December 31,
	2021	2022
	RMB	RMB
Net revenues	1,338,563	—
Cost of revenues	(421,190)	(3,972)

Gross profit/(loss)	917,373	(3,972)

Operating expenses:
Sales and marketing expenses	(862,153)	—
Research and development expenses	(97,521)	(475)
General and administrative expenses	(57,966)	—

Total operating expenses	(1,017,640)	(475)

Loss from operations	(100,267)	(4,447)

Others, net	—	(1,658)

Net loss from discontinued operations	(100,267)	(6,105)

YOUDAO, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts in thousands, except for share and per share data unless otherwise stated)

4. Concentration and Risks
Financial instruments that potentially expose the Group to significant concentration of credit risk primarily consist of cash and cash equivalents, time deposits, restricted cash, short-term investments and accounts receivable. As of December 31, 2022 and 2023, substantially all of the Group’s cash and cash equivalents, time deposits, restricted cash and short-term investments were held in major financial institutions located in Mainland China and Hong Kong, which management considered being of high credit quality.
Accounts receivable are typically unsecured and are derived from revenues earned from reputable customers. The number of customers with a receivable balance exceeding 10% of the total accounts receivable balance is one and two as of December 31, 2022 and 2023, respectively as follows. The risk with respect to accounts receivable is mitigated by credit evaluations the Group performs on its customers and its ongoing monitoring process of outstanding balances.

	As of December 31,
	2022	2023
Customer A	*	12%
Customer B	*	11%
Customer C	29%	*
No single customer represented greater than
10
% of the total net revenues for the years ended December 31, 2021 and 2022, respectively. There was one customer which individually represented greater than 10% of the total net revenues for the year ended December 31, 2023 as follows:

	For the year ended December 31,
	2021	2022	2023
Customer D	*	*	11%
There was one instructor, through whom the Group’s net learning services revenue earned was more than 10% of the Group’s net learning services revenue for the years ended December 31, 2021, 2022 and 2023, respectively as follows:

	For the year ended December 31,
	2021	2022	2023
Instructor A	*	18%	17%
Instructor B	16%	*	*

*	The percentage was below 10% for the year.

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

YOUDAO, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts in thousands, except for share and per share data unless otherwise stated)

5. Business Combinations (Continued)

In 2020, the Group acquired 16% equity interest with liquidation preference of a private company (the “Investee”), which primarily provides offline after-school tutoring services, with cash consideration of RMB30.0 million. The investment was accounted for using measurement alternative. In 2021, the Group acquired additional equity interest with consideration of RMB22.0 million from previous shareholders, and subscribed newly issued shares of the Investee with consideration of RMB100.0 million. As a result of these transactions, the Group acquired 55%

equity interest of the Investee and obtained control accordingly. The Group began to consolidate its financial statements following the completion of the transaction. The goodwill was allocated to learning services segment. In addition, pursuant to the agreement between the Group and the noncontrolling shareholders of the Investee, the noncontrolling shareholders are granted options to require the Group to purchase their shares of Investee when certain performance conditions are met in 2023 and 2025, respectively. Accordingly, such noncontrolling interests with redemption rights are classified as redeemable noncontrolling interests
.

Consideration for this transaction was allocated on the acquisition date based on the fair value of the assets acquired and the liabilities assumed as follows:

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

The Group’s previously held equity interests in the acquired entity was remeasured to fair value at the acquisition date. For the year ended December 31, 2021, the Group recognized a net re-measurement
loss of RMB2,456 in others, net in the consolidated statement of operations and comprehensive loss.
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
With the performance conditions by the year end of 2023 not satisfied, the noncontrolling interests related to this portion were not redeemable anymore, therefore, the Group reclassified the corresponding redeemable noncontrolling interests o
f RMB30.4 million to noncontrolling interests.

YOUDAO, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts in thousands, except for share and per share data unless otherwise stated)

5. Business Combinations (Continued)

The following sets forth the changes in the Group’s goodwill by segment:

Learning services
RMB
Balance as of January 1, 2021	6,938
Acquisition	103,006

Balance as of December 31, 2021	109,944

Balance as of December 31, 2022	109,944

Balance as of December 31, 2023	109,944

No impairment charge of goodwill was recognized for the years ended December 31, 2021, 2022 and 2023, respectively.
6. Accounts Receivable, Net
The following is a summary of accounts receivable as of December 31, 2022 and 2023:

	As of December 31,
	2022	2023
	RMB	RMB
Accounts receivable, net:
Accounts receivable	419,779	375,651
Allowance for expected credit losses:
Balance at the beginning of the year	(9,817)	(14,640)
Additional provision charged to expenses	(6,675)	(7,103)
Write-off	1,852	98
Balance at the end of the year	(14,640)	(21,645)

	405,139	354,006

YOUDAO, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts in thousands, except for share and per share data unless otherwise stated)

7. Prepayment and Other Current Assets
The following is a summary of prepayment and other current assets as of December 31, 2022 and 2023:

	As of December 31,
	2022	2023
	RMB	RMB
Prepayment for value-added taxes	31,765	41,469
Prepayment for promotion fees	39,955	29,189
Loans to third parties and other related parties	26,424	22,569
Deferred expenses for learning services	45,683	19,919
Prepayment for content fees	8,785	13,407
Prepayment for technical support fees	7,762	11,226
Prepaid sales commission	8,277	6,670
Prepayment for rental expenses	2,213	3,142
Prepayment for share repurchases	8,370	1,602
Others	28,543	26,512

Total	207,777	175,705

8. Property, Equipment and Software, Net
Property, equipment and software, net as of December 31, 2022 and 2023 are as follows:

	As of December 31,
	2022	2023
	RMB	RMB
Servers and computers	135,740	142,210
Furniture, fixtures and office equipment	12,788	12,690
Leasehold improvements	35,674	29,727
Software and others	6,840	8,188

Total	191,042	192,815
Less: accumulated depreciation	(98,926)	(121,909)

Net book value	92,116	70,906

Depreciation expenses recognized for the years ended December 31, 2021, 2022 and 2023 were RMB21,068, RMB42,048 and RMB29,440, respectively.

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
and liabilities
.
A summary related to operating leases as of December 31, 2022 and 2023 is as follows:

	As of December 31,
	2022	2023
	RMB	RMB
Operating lease right-of-use assets, net	78,405	89,022

Operating lease liabilities - current	35,562	38,842
Operating lease liabilities - non-current	43,635	49,337

Total operating lease liabilities	79,197	88,179

Weighted average remaining lease term	3.0 years	2.9 years
Weighted average discount rate	3.91%	3.72%

	For the year ended December 31,
	2021	2022	2023
	RMB	RMB	RMB
Operating lease expenses	25,449	39,675	45,328
Short-term lease expenses	3,381	1,751	1,312
Variable lease expenses	24,008	28,659	27,371

Total lease expenses	52,838	70,085	74,011

Cash paid for amounts included in the measurement of operating lease liabilities	37,756	39,327	47,364
Right-of-use assets obtained in exchange for operating lease liabilities	85,731	24,574	61,903
Lease liabilities decrease due to early termination	44,469	30,368	8,933
A summary of maturity of operating lease liabilities under the Group’s non-cancelable
operating leases as of December 31, 2023 is as follows:

As of December 31, 2023
RMB
2024	42,394
2025	28,655
2026	15,461
2027	4,808
2028	2,111

Total operating lease liabilities	93,429

Less: interest	(5,250)

Present value of operating lease liabilities	88,179

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
the VAT from providing daily life services was exempted from January 1, 2020 to March 31, 2021 (Note 15).
The Group is also subject to cultural development fee on the provision of advertising services in China. The applicable tax rate is 3% of the advertising revenue and subject to a 50%
reduction which was effective from July 1, 2019. The cultural development fee on the provision of advertising services was exempted from January 1, 2020 to December 31, 2021 according to the Announcement on Tax and Fee Policies to Support the Film and Other Industries issued by the Ministry of Finance and STA on May 13, 2020 and Announcement of the Ministry of Finance and the State Taxation Administration on the Renewal of the Implementation of Some Tax Preferences in Response to the Epidemic (Announcement of the Ministry of Finance and the State Taxation Administration No. 7 of 2021) due to the breakout of COVID-19.
(b) Income tax
Composition of income tax
The following table presents the composition of income tax expenses for the years ended December 31, 2021, 2022 and 2023:

	For the year ended December 31,
	2021	2022	2023
	RMB	RMB	RMB
Current income tax expenses	15,611	13,844	11,089
Deferred tax benefit	(8,963)	—	—

Income tax expenses	6,648	13,844	11,089

Cayman Islands
Under the current laws of the Cayman Islands, the Company is not subject to tax on income or capital gain. Additionally, upon payments of dividends by the Company in the Cayman Islands to their shareholders, no Cayman Islands withholding tax will be imposed.
Hong Kong
The subsidiaries incorporated in Hong Kong were subject to Hong Kong two-tiered
profits tax regime, under which the tax rate is 8.25% for assessable profits on the first HK$2 million and 16.5% for any assessable profits in excess of HK$2 million. The payments of dividends to their shareholders are not subject to withholding tax in Hong Kong.

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
for HNTE status every three years.
Youdao Information and Beijing Lingshi Ruifeng Education Technology Co., Ltd. were qualified as HNTEs and enjoyed a preferential tax rate of
15
%
for the years ended December 31, 2021, 2022 and 2023. Youdao Hangzhou was qualified as an HNTE and hence subject to a preferential tax rate of
15
%
from 2022 to 2024. As of December 31, 2023, the entities mentioned above were all in accumulative deficit position.
All other PRC incorporated entities of the Group were subject to a

25
%
income tax rate for all the periods presented.
The following table presents a reconciliation of the differences between the statutory income tax rate and the Group’s effective income tax rate for the years ended December 31, 2021, 2022 and 2023:

	For the year ended December 31,
	2021	2022	2023
Statutory income tax rate	25%	25%	25%
Permanent differences	3%	7%	15%
Tax effect of preferential tax treatment and tax difference of statutory rate in other jurisdictions	(9%)	(8%)	(6% )
Change in valuation allowance	(21%)	(26%)	(36% )

Effective income tax rate	(2%)	(2%)	(2% )

(c) Deferred tax assets
The following table presents the tax impact of significant temporary differences that give rise to the deferred tax assets as of December 31, 2022 and 2023:

	As of December 31,
	2022	2023
	RMB	RMB
Deferred tax assets
Net operating tax loss carry forwards	498,506	629,728
Advertising and promotion expenses in excess of deduction limit	374,925	348,805
Payroll and expense accrued	109,686	116,964
Others	15,029	20,982
Less: valuation allowance	(998,146)	(1,116,479)

Total deferred tax assets, net	—	—

YOUDAO, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts in thousands, except for share and per share data unless otherwise stated)

10. Taxation (Continued)

(c) Deferred tax assets (Continued)

The following table sets forth the movement of the valuation allowances for deferred tax assets for the periods presented:

	For the year ended December 31,
	2022	2023
	RMB	RMB
Balance as of January 1	819,725	998,146
Change of valuation allowance	178,421	118,333

Balance as of December 31	998,146	1,116,479

The tax losses of the Group expire over different time intervals depending on local jurisdiction. Certain HNTE entity’s expiration period for tax losses has been extended from five years to ten years in 2018, other entities’ expiration period for tax losses maintains as five years. Tax losses of Company’s subsidiary incorporated in Hong Kong can be carried forward indefinitely to offset future taxable income. As of December 31, 2023, certain entities of the Group had net operating tax loss carry forwards as follows:

RMB
Loss expiring in 2024	137,645
Loss expiring in 2025	112,456
Loss expiring in 2026	130,687
Loss expiring in 2027	212,983
Loss expiring in 2028	453,398
Loss expiring in 2029	234,168
Loss expiring in 2030	866,217
Loss expiring in 2031	679,449
Loss expiring in 2032	467,766
Loss expiring in 2033 and thereafter	761,809

4,056,578

(d) Withholding income tax
The EIT Law also imposes a withholding income tax of 10%
on dividends distributed by a Foreign Invested Enterprises (“FIE”) to its immediate holding company outside of China, if such immediate holding company is considered as a non-resident enterprise without any establishment or place within China or if the received dividends have no connection with the establishment or place of such immediate holding company within China, unless such immediate holding company’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. Such withholding income tax was exempted under the previous EIT Law, which was effective before January 1, 2018. The Cayman Islands, where the Company incorporated, does not have such tax treaty with China. According to the Arrangement between Mainland of China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with respect to Taxes on Income (“Mainland of China and Hong Kong Tax Arrangement”) in August 2006, dividends paid by a FIE in China to its immediate holding company in Hong Kong will be subject to withholding tax at a rate that may be lowered to
5%
(if the foreign investor owns directly at least
25%
of the shares of the FIE). However, if any of the Hong Kong subsidiaries is determined by the STA to not be a beneficial owner for purposes of the Mainland of China and Hong Kong Tax Arrangement, any dividends paid to it by any of the China mainland subsidiaries would be subject to the regular withholding tax rate of 10%.

YOUDAO, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts in thousands, except for share and per share data unless otherwise stated)

10. Taxation (Continued)

(d) Withholding income tax (Continued)

To the extent that subsidiaries and VIEs of the Group have undistributed earnings, the Group will accrue appropriate expected withholding tax associated with repatriation of such undistributed earnings. As of December 31, 2022 and 2023, the Group did not record any withholding tax as the most of PRC entities were still in accumulated deficit position.
11. Taxes Payable
The following is a summary of taxes payable as of December 31, 2022 and 2023:

	As of December 31,
	2022	2023
	RMB	RMB
VAT payable	14,634	23,225
Enterprise income taxes payable	14,036	11,253
Withholding individual income taxes for employees	16,680	10,840
Others	5,558	7,463

Total	50,908	52,781

12. Accrued Liabilities and Other Payables
The following is a summary of accrued liabilities and other payables as of December 31, 2022 and 2023:

	As of December 31,
	2022	2023
	RMB	RMB
Accrued liabilities for learning services and online marketing services	174,740	277,632
Accrued marketing expenses	204,064	135,784
Operating lease liabilities-current portion	35,562	38,842
Accrued outside labor service fee	31,859	36,371
Accrued technical expenses	28,242	29,810
Accrued administrative expenses	20,338	20,488
Warehousing and logistics fee	20,772	10,856
Accrued professional fee	8,784	8,271
Payables for property, equipment and software	5,690	2,556
Unpaid consideration for business combination	5,129	—
Others	29,742	31,160

Total	564,922	591,770

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
On March 28, 2018, the Company issued 26,612,840
shares to the holding vehicle of previous noncontrolling shareholders in Youdao Information in exchange for their shareholding interests in Youdao Information (Note 1).
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
As of December 31, 2022 and 2023, the Company had 122,735,337 and 119,087,554 ordinary shares issued and outstanding, respectively.
14. Share Repurchase Program
The Company accounts for repurchased ordinary shares under the cost method and includes such treasury stock as a component of the common shareholders’ equity. Cancellation of treasury stock is recorded as a reduction of ordinary shares, additional paid-in-capital
and retained earnings, as applicable. An excess of purchase price over par value is allocated to additional paid-in-capital
first with any remaining excess charged entirely to retained earnings. The Company may from time to time utilize treasury stock upon exercise of options and vesting of RSUs. The cost of treasury stock reissued is determined using the weighted average method and recorded as a reduction of additional paid-in-capital.
In November 2022, the Company announced that its board of directors had approved a share purchase program of up to US$20.0 million of its Class A ordinary shares (including in the form of ADSs) during a period of up to 36 months beginning on November 23, 2022. In August 2023, the Company announced that its board of directors had approved an amendment to such program to increase the total authorized repurchase amount to US$40.0 million. Under the terms of this program, the Company may purchase its issued and outstanding ADSs in open-market transactions on the New York Stock Exchange. As of December 31, 2023, approximately 5.2 million ADSs had been purchased under this program for a total cost of US$24.8 million.
During the years ended December 31, 2022 and 2023, the treasury stock reissued in connection with the exercise of options and the vesting of RSUs were nil and 128,205, respectively.

YOUDAO, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts in thousands, except for share and per share data unless otherwise stated)

15. Others, Net

	For the year ended December 31,
	2021	2022	2023
	RMB	RMB	RMB
Government grants	42,202	87,468	32,786
Foreign exchange (losses)/gains	(5,005)	4,051	3,108
Fair value changes of short-term investments	28,810	2,477	1,049
Impairment of long-term investments	(7,000)	(10,300)	(43,740)
Donation	(9,801)	(5,450)	(914)
VAT exemption due to the COVID-19 (Note 10)	(5,353)	—	—
Loss from lease termination	(2,809)	(1,168)	(551)
Remeasured loss from previously held interest (Note 5)	(2,456)	—	—
Others	(1,915)	4,367	(3,316)

Total	36,673	81,445	(11,578)

Government grants mainly refers to the input VAT super-credit. Pursuant to the China’s VAT reform, from April 1, 2019 to December 31, 2022, general tax payers engaged in providing production and daily life services, are allowed to claim an additional 10%
or
15% super-credit on their input VAT (with the 15% rate applicable from October 1, 2019), and from January 1, 2023 to December 31, 2023, general tax payers engaged in providing production and daily life services, are allowed to claim an additional 5%
or
10% super-credit on their input VAT.
The Group recognized impairment losses on long-term investments of RMB7,000, RMB10,300 and RMB43,740 for the years ended December 31, 2021, 2022 and 2023, respectively, due to unsatisfied financial performance of certain investees, which engaged in education or technical support services, with no obvious upturn or potential financial solutions in the foreseeable future.

YOUDAO, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts in thousands, except for share and per share data unless otherwise stated)

16. Share-based Compensation
The table below sets forth the allocation of share-based compensation expenses:

	For the year ended December 31,
	2021	2022	2023
	RMB	RMB	RMB
Cost of revenues	7,862	5,984	1,645
Sales and marketing expenses	10,521	12,669	6,071
Research and development expenses	33,775	30,578	8,020
General and administrative expenses	20,043	21,478	15,061

Total	72,201	70,709	30,797

Youdao Plan
2015 Share Incentive Plan
On February 3, 2015, the Company adopted an option and restricted share unit plan for the Company’s employees, directors and consultants (the “2015 Share Incentive Plan” or “2015 Plan”), which became effective for a term of ten years unless sooner terminated, initially 8,000,000 ordinary shares of the Company was reserved. In April 2018, the Company further reserved an additional 2,222,222 ordinary shares for the 2015 Plan, which resulted in the total number of ordinary shares reserved under the 2015 Plan to be 10,222,222.
2023 Share Incentive Plan
In April 2023, the Company adopted an option and restricted share unit plan for the Company’s employees, directors and consultants (the “2023 Share Incentive Plan” or “2023 Plan”), which became effective for a term of ten years unless sooner terminated. The maximum aggregate number of ordinary shares the Company is authorized to issue pursuant to equity awards granted under the 2023 Plan is 5,668,625 shares. As of December 31, 2023, there was no options or restricted share units outstanding under the 2023 Plan.
Share Option Activities
The Group uses binomial option pricing model to determine fair value of the share-based awards. The fair value of each option granted for the years ended December 31, 2021, 2022 and 2023 is estimated on the date of grant using the following assumptions:

	For the year ended December 31,
	2021	2022	2023
Expected volatility	52.40%-62.40%	74.30%-95.00%	96.30%
Expected dividends yield	0%	0%	0%
Risk-free interest rate	0.58%-0.87%	1.74%-2.70%	3.42%
Expected term (in years)	6	6	6
Fair value of underlying ordinary share (US$)	9.44-35.99	4.25-13.02	4.94-7.69
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

YOUDAO, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts in thousands, except for share and per share data unless otherwise stated)

16. Share-based Compensation (Continued)

Youdao Plan (Continued)

Share Option Activities (Continued)

The following table presents a summary of the Company’s option activities for the years ended December 31, 2021, 2022 and 2023:

	Number of options	Weighted average exercise price per share	Weighted average remaining contractual life	Aggregate intrinsic value
	(in thousands)	US$	Years	US$
Outstanding as of January 1, 2021	5,902	2.92	3.07	139,326
Granted	1,095	4.50
Exercised	(1,538)	2.45
Forfeited	(554)	3.75

Outstanding as of December 31, 2021	4,905	3.33	2.94	44,871

Granted	635	4.50
Exercised	(642)	2.40
Forfeited	(337)	3.90

Outstanding as of December 31, 2022	4,561	3.58	2.74	8,188

Granted	78	4.50
Exercised	(355)	3.48
Forfeited	(478)	4.27

Outstanding as of December 31, 2023	3,806	3.53	2.00	2,205

Vested and exercisable as of December 31, 2022	2,234	3.09	1.86	5,115
Vested and exercisable as of December 31, 2023	2,659	3.24	1.60	2,094
The weighted average grant date fair value of share options granted during the years ended December 31, 2021, 2022 and 2023 were US$23.30, US$8.53 and US$4.94, respectively. The total fair value of options vested during the years ended December 31, 2021, 2022 and 2023 were RMB34,618, RMB58,648 and RMB58,380 (US$8,223), respectively.
As of December 31, 2023, the unrecognized compensation expenses related to the options granted under the 2015 Plan was estimated to US$4,487 (RMB31,857) and the weighted average remaining vesting period was 1.77 years.

F-5
1

YOUDAO, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts in thousands, except for share and per share data unless otherwise stated)

16. Share-based Compensation (Continued)

Youdao Plan (Continued)

Restricted Share Unit Award Activities
The following table presents a summary of the Company’s RSUs award activities for the years ended December 31, 2023:

	Number of RSUs	Weighted average grant date fair value
	(in thousands)	US$
Outstanding as of January 1, 2023	—	—
Granted	411	5.96
Vested	(1)	4.06
Forfeited	(39)	5.97

Outstanding as of December 31, 2023	371	5.96

As of December 31, 2023, the unrecognized compensation expenses related to the unvested RSUs granted under the 2015 Plan was estimated to US$1,221 (RMB8,669) and the weighted average remaining vesting period was 1.76 years.
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
The corresponding share-based compensation expenses were allocated to the Group based on grants to the Group’s employees, amounting to RMB1,043, RMB1,499 and RMB416 which is treated as deemed contribution from NetEase Group and recorded in additional paid-in capital, for the years ended December 31, 2021, 2022 and 2023, respectively.

F-5
2

YOUDAO, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts in thousands, except for share and per share data unless otherwise stated)

17. Net Loss per Share
The following table sets forth the computation of basic and diluted net loss per share for the years ended December 31, 2021, 2022 and 2023:

	For the year ended December 31,
	2021	2022	2023
	RMB	RMB	RMB
Numerator:
Net loss from continuing operations attributable to ordinary shareholders of the Company	(895,388)	(720,927)	(549,935)
Net loss from discontinued operations attributable to ordinary shareholders of the Company	(100,267)	(6,105)	—

Net loss attributable to ordinary shareholders of the Company	(995,655)	(727,032)	(549,935)

Denominator:
Weighted average number of ordinary shares/ADSs outstanding, basic	121,650,907	123,597,604	121,381,857
Weighted average number of ordinary shares/ADSs outstanding, diluted	121,650,907	123,597,604	121,381,857

Net loss per share/ADS from continuing operations attributable to ordinary shareholders of the Company, basic	(7.36)	(5.83)	(4.53)

Net loss per share from discontinued operations attributable to ordinary shareholders of the Company, basic	(0.82)	(0.05)	—

Net loss per share/ADS, basic	(8.18)	(5.88)	(4.53)

Net loss per share/ADS from continuing operations attributable to ordinary shareholders of the Company, diluted	(7.36)	(5.83)	(4.53)

Net loss per share from discontinued operations attributable to ordinary shareholders of the Company, diluted	(0.82)	(0.05)	—

Net loss per share/ADS, diluted	(8.18)	(5.88)	(4.53)

Basic and diluted loss per share are computed using the weighted average number of ordinary shares/ADS outstanding during the period.
Options for the purchase ordinary shares and RSUs of 3,685,694, 1,443,041 and 1,109,848 as of December 31, 2021, 2022 and 2023, respectively, were excluded from the computation of diluted net loss per share for the years then ended because of their anti-dilutive effect.

F-5
3

YOUDAO, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts in thousands, except for share and per share data unless otherwise stated)

18. Financial Instruments
Fair value
The following table sets forth the major financial assets, measured at fair value, by level within the fair value hierarchy as of December 31, 2022 and 2023:

	Fair value measurements
	Total	Significant other observable inputs (Level 2)
	RMB	RMB
As of December 31, 2022
Short-term investments	232,152	232,152

Total	232,152	232,152

As of December 31, 2023
Short-term investments	71,848	71,848

Total	71,848	71,848

The short-term investments are comprised of investments in wealth management products issued by financial institutions. The Group estimates the fair value of investments in short-term investments using alternative pricing sources and models utilizing market observable inputs, and accordingly the Group classifies the valuation techniques that use these inputs as Level 2. The short-term investments usually have short original maturities of less than 1 year, the carrying value approximates to fair value.
During the years ended December 31, 2022 and 2023, gross unrealized gains of RMB957 and RMB848 were recorded in short-term investments, respectively.
The financial liabilities mainly comprised of the loans from NetEase Group. The rates of interest under the loan agreements from NetEase Group were determined based on the prevailing interest rates in the market. The Group classifies the valuation techniques that use these inputs as Level 2 of fair value measurements of short-term loans and long-term
loans.
For other financial assets and liabilities that are not measured at fair value, the carrying values approximate their fair values due to short maturities or the interest rates are close to the market interest rates.

F-5
4

YOUDAO, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts in thousands, except for share and per share data unless otherwise stated)

19. Commitments and Contingencies
(a) Commitments
As of December 31, 2023, the Group’s future minimum commitments under non-cancelable
agreements were as follows:

	Less than one year	One to three years	More than three years	Total
	RMB	RMB	RMB	RMB
Purchase commitments	266,619	3,263	—	269,882
Capital commitments	467	—	—	467

Total	267,086	3,263	—	270,349

Purchase commitments mainly include commitments for content, marketing activities and purchase of smart devices.
Capital commitments mainly include commitments on purchase of fixed assets and the payment on leasehold improvements.
(b) Litigation
From time to time, the Group is involved in claims and legal proceedings that arise in the ordinary course of business. Based on currently available information, management does not believe that the ultimate outcome of any unresolved matters, individually and in the aggregate, is reasonably possible to have a material adverse effect on the Group’s financial position, results of operations or cash flows. However, litigation is subject to inherent uncertainties and the Group’s view of these matters may change in the future. The Group records a liability when it is both probable that a liability has been incurred and the amount of the loss can be reasonably estimated. The Group reviews the need for any such liability on a regular basis. The Group has not recorded any material liabilities in this regard as of December 31, 2022 and 2023.
20. Related Party Transactions
During the years ended December 31, 2021, 2022 and 2023, other than disclosed elsewhere, the Group had the following material related party transactions:

Name of entity or individual	Relationships with the Group
NetEase Group	Control or under common control
Equity investees	Significant influence

F-5
5

YOUDAO, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts in thousands, except for share and per share data unless otherwise stated)

20. Related Party Transactions (Continued)

(a) Transactions with related parties

	For the year ended December 31,
	2021	2022	2023
	RMB	RMB	RMB
Services and products provided to NetEase Group
Learning services provided to NetEase Group	7,360	18,029	22,052
Smart devices provided to NetEase Group	6,607	8,748	3,016
Online marketing services provided to NetEase Group	9,823	7,925	42,776
Other services provide to NetEase Group	—	9,588	7,084
Fixed assets provide to NetEase Group	—	936	737

Services and products purchased from NetEase Group and other related parties
Services purchased from NetEase Group	143,186	153,523	162,522
Services purchased from other related parties	—	9,572	17,785
Fixed assets and inventories purchased from NetEase Group	2,489	1,087	1,037

Loan related transactions
Interest expenses on loans from NetEase Group	31,644	45,607	69,472
Addition of long-term loans from NetEase Group	257,522	225,941	99,289

Equity related transactions
Deemed distribution to NetEase	4,171	—	—
Share-based compensation under NetEase Plan	1,043	1,499	416
Learning services provided to NetEase Group mainly refer to the translation services provided to the entities within NetEase Group.
Smart devices provided to NetEase Group mainly refer to the arrangements where entities within NetEase Group acts as the distributor to sell smart devices, the revenues of which are recognized upon the delivery to the customer.
Online marketing services provided to NetEase Group mainly refer to the advertising arrangements provided to the entities within NetEase Group to promote their own services and products.
Other services provided to NetEase Group mainly refer to the server leasing services to the entities within NetEase Group.
Service purchased from NetEase Group mainly consists of office leasing, purchase of server custody service and advertising service.
Services purchased from other related parties mainly refer to the technical support services provided by equity investees.

F-5
6

YOUDAO, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts in thousands, except for share and per share data unless otherwise stated)

20. Related Party Transactions (Continued)

(b) Balances with related parties

	As of December 31,
	2022	2023
	RMB	RMB
Amounts due from NetEase Group	7,888	26,117
Loan and prepayment to other related parties	7,762	20,194
Amounts due to NetEase Group	68,809	82,430
Short-term loans from NetEase Group	878,000	878,000
Long-term loans from NetEase Group	522,345	630,360
Short-term loans from NetEase Group as of December 31, 2022 and 2023 were entrustment loans through banks denominated in RMB. All of these loans were repayable within one year. The effective interest rate for the outstanding loans for the years ended December 31, 2022 and 2023 was 3.5% per annum. The interest expense was RMB31,028, RMB31,226 and RMB31,959 for the years ended December 31, 2021, 2022 and 2023, respectively.
In April 2021, the Group entered into a three-year US$300.0 million revolving loan facility agreement with NetEase, which was intended for general working capital. The facility was priced at
110
basis points over LIBOR. In September 2023, the Group renewed the three-year US$300.0 million revolving loan facility agreement, under which the maturity date was extended to March 31, 2027 from March 31, 2024, and the facility was priced at
110
basis points over Term SOFR. As of December 31, 2023, the Group had drawn down US$89.0 million under the facility with maturity dated March 31, 2027. The interest expense was RMB616, RMB14,381 and RMB37,513 for the years ended December 31, 2021, 2022 and 2023, respectively.

F-5
7

YOUDAO, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts in thousands, except for share and per share data unless otherwise stated)

21. Segment Information
As disclosed in Note 2(dd), operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker (“CODM”), or decision-making group, in deciding how to allocate resources and in assessing performance. The Group’s CODM is the Chief Executive Officer. The Group’s organizational structure is based on a number of factors that the CODM uses to evaluate, view and run its business operations which include, but are not limited to, customer base, homogeneity of products and technology. The Group’s operating segments are based on this organizational structure and information reviewed by the Group’s CODM to evaluate the operating segment results.
The Group currently does not allocate operating expenses or assets to its segments, as its CODM does not use such information to allocate resources or evaluate the performance of the operating segments.
The table below provides a summary of the Group’s segment results for the years ended December 31, 2021, 2022 and 2023.

	For the year ended December 31,
	2021	2022	2023
	RMB	RMB	RMB
Net revenues:
Learning services	2,441,421	3,084,375	3,148,114
Smart devices	980,424	1,256,446	909,192
Online marketing services	593,949	672,361	1,331,902

Total net revenues	4,015,794	5,013,182	5,389,208

Cost of revenues:
Learning services	980,700	1,172,703	1,159,357
Smart devices	618,925	765,641	552,810
Online marketing services	427,331	488,422	909,579

Total cost of revenues	2,026,956	2,426,766	2,621,746

Gross margin:
Learning services	60%	62%	63%
Smart devices	37%	39%	39%
Online marketing services	28%	27%	32%
Total gross margin	50%	52%	51%

F-5
8

YOUDAO, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts in thousands, except for share and per share data unless otherwise stated)

22. Restricted Net Assets
Relevant PRC laws and regulations permit PRC companies to pay dividends only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Additionally, the Company’s PRC subsidiaries and VIEs can only distribute dividends upon approval of the shareholders after they have met the PRC requirements for appropriation to the general reserve fund and the statutory surplus fund respectively. The general reserve fund and the statutory surplus fund require that annual appropriations of 10% of net after-tax
income should be set aside prior to payment of any dividends. As a result of these and other restrictions under PRC laws and regulations, the PRC subsidiaries and VIEs are restricted in their ability to transfer a portion of their net assets to the Company either in the form of dividends, loans or advances, which restricted portion amounted to approximately RMB88.8 million as of December 31, 2023. Even though the Company currently does not require any such dividends, loans or advances from the PRC subsidiaries and VIEs for working capital and other funding purposes, the Company may in the future require additional cash resources from its PRC subsidiaries and VIEs due to changes in business conditions, to fund future acquisitions and developments, or merely declare and pay dividends to or distributions to the Company’s shareholders.
23. Subsequent Events
As disclosed in liquidity in Note 1, up to March 31, 2024, the

Group

had further drawdown US$35.2 million under the US$300.0 million revolving loan facility with maturity dated March 31, 2027. Apart from this, there are no other significant subsequent events for the Group.
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
The Company did not have significant capital and other commitments, or guarantees as of December 31, 2023.

F-
5
9

YOUDAO, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts in thousands, except for share and per share data unless otherwise stated)

24. Parent Company Only Condensed Financial Information (Continued)

Condensed Balance Sheets

	As of December 31,
	2022	2023	2023
	RMB	RMB	US$
			Note 2(f)
ASSETS
Current assets:
Cash and cash equivalents	30,418	2,516	354
Amounts due from Youdao Group Companies	1,907	8,986	1,266
Prepayment and other current assets	9,180	1,687	238

Total current assets	41,505	13,189	1,858

Non-current assets:
Amounts due from Youdao Group Companies	2,930,437	2,930,437	412,742

Total non-current assets	2,930,437	2,930,437	412,742

Total assets	2,971,942	2,943,626	414,600

LIABILITIES AND SHAREHOLDERS’ DEFICIT
Current liabilities:
Amounts due to NetEase Group	2,447	3,769	531
Accrued liabilities and other payables	4,382	4,601	648

Total current liabilities	6,829	8,370	1,179

Non-current liabilities:
Deficit in subsidiaries and VIEs	3,976,660	4,491,632	632,633
Long-term loans from NetEase Group	522,345	630,360	88,784
Other non-current liabilities	1,197	—	—

Total non-current liabilities	4,500,202	5,121,992	721,417

Total liabilities	4,507,031	5,130,362	722,596

Shareholders’ deficit:
Class A ordinary shares, US$0.0001 par value	24	24	3
Class B ordinary shares, US$0.0001 par value	56	56	8
Additional paid-in capital	3,993,026	4,029,423	567,531
Treasury stock	(42,330)	(171,991)	(24,224)
Accumulated deficit	(5,398,420)	(5,948,582)	(837,840)
Accumulated other comprehensive loss	(92,094)	(100,542)	(14,161)
Statutory reserves	4,649	4,876	687

Total shareholders’ deficit	(1,535,089)	(2,186,736)	(307,996)

Total liabilities and shareholders’ deficit	2,971,942	2,943,626	414,600

F-6
0

YOUDAO, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts in thousands, except for share and per share data unless otherwise stated)

24. Parent Company Only Condensed Financial Information (Continued)

Condensed Statements of Operations and Comprehensive Loss

	For the year ended December 31,
	2021	2022	2023	2023
	RMB	RMB	RMB	US$
				Note 2(f)
Operating expenses:
General and administrative expenses	(13,048)	(12,861)	(8,970)	(1,263)

Total operating expenses	(13,048)	(12,861)	(8,970)	(1,263)

Loss from operations	(13,048)	(12,861)	(8,970)	(1,263)
Interest income	5,246	135	68	10
Interest expense	(616)	(14,380)	(37,513)	(5,285)
Others, net	2,289	1,354	1,445	204
Share of loss of subsidiaries and VIEs	(989,148)	(701,280)	(504,965)	(71,123)

Loss before tax	(995,277)	(727,032)	(549,935)	(77,457)

Income tax expenses	(378)	—	—	—

Net loss	(995,655)	(727,032)	(549,935)	(77,457)

Net loss attributable to ordinary shareholders of the Company	(995,655)	(727,032)	(549,935)	(77,457)

Net loss	(995,655)	(727,032)	(549,935)	(77,457)
Other comprehensive loss:
Foreign currency translation adjustment	(7,296)	(37,740)	(8,448)	(1,190)

Total other comprehensive loss	(7,296)	(37,740)	(8,448)	(1,190)

Total comprehensive loss	(1,002,951)	(764,772)	(558,383)	(78,647)

Comprehensive loss attributable to ordinary shareholders of the Company	(1,002,951)	(764,772)	(558,383)	(78,647)

F-6
1

YOUDAO, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts in thousands, except for share and per share data unless otherwise stated)

24. Parent Company Only Condensed Financial Information (Continued)

Condensed Statements of Cash Flows

	For the year ended December 31,
	2021	2022	2023	2023
	RMB	RMB	RMB	US$
				Note 2(f)
Cash flows from operating activities:
Net cash used in operating activities	(9,040)	(20,545)	(50,269)	(7,080)

Cash flows from investing activities:
Placements of time deposits	(897,916)	—	—	—
Proceeds from maturities of time deposits	907,759	—	—	—
Loans to subsidiaries	(1,759,925)	(272,940)	—	—
Repayment of loan from subsidiaries	—	14,354	41,309	5,818

Net cash (used in)/provided by investing activities	(1,750,082)	(258,586)	41,309	5,818

Cash flows from financing activities:
Proceeds from long-term loans from NetEase Group	257,522	225,941	99,289	13,984
Proceeds from the issuance of follow-on offering shares, net of issuance cost (Note 13)	1,498,627	—	—	—
Repurchase of ADSs	—	(50,700)	(127,543)	(17,964)
Proceeds from issuance of ordinary shares pursuant to incentive plan	27,564	9,408	9,312	1,312

Net cash provided by/(used in) financing activities	1,783,713	184,649	(18,942)	(2,668)

Effect of exchange rate changes on cash and cash equivalents	(19,226)	2,135	—	—

Net increase/(decrease) in cash and cash equivalents	5,365	(92,347)	(27,902)	(3,930)
Cash and cash equivalents at the beginning of the year	117,400	122,765	30,418	4,284

Cash and cash equivalents at the end of the year	122,765	30,418	2,516	354

F-6
2