Form 20-F
period 2024-12-31
Youdao, Inc.
filed 2025-04-15
CIK 1781753

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM
20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2024
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
119,376,797 ordinary shares, comprised of 31,088,437 Class A ordinary shares, par value US$0.0001 per share, and 88,288,360 Class B ordinary shares, par value US$0.0001 per share, as of December 31, 2024.
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

Unless otherwise noted, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this annual report are made at RMB7.2993 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on December 31, 2024. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, or at all.

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

The VIE structure involves unique risks to investors in the ADSs. In 2022, 2023 and 2024, the amount of revenues generated by the VIEs and their subsidiaries accounted for 70.1%, 77.0% and 73.4%, respectively, of our total net revenues. As of December 31, 2023 and 2024, the total assets of the VIEs and their subsidiaries, excluding amounts due from other companies in the Youdao Group Companies, equaled to 49.3% and 48.8% of our consolidated total assets as of the same dates, respectively. As of the date of this annual report, to our best knowledge, the contractual agreements with the VIEs have not been tested in a court of law in the PRC. If the PRC government deems that our contractual arrangements with the VIEs do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to material penalties or be forced to relinquish our interests in those operations or otherwise significantly change our corporate structure. We and our investors face uncertainty about potential future actions pursuant to the laws and regulations in force at that time that could affect the legality and enforceability of the contractual arrangements with the VIEs and, consequently, significantly affect our ability to consolidate the financial results of the VIEs and the financial performance of our company as a whole. Our Class A ordinary shares, our ADSs or other equity securities may decline in value or become worthless if we are unable to effectively enforce our contractual control rights over the assets and operations of the VIEs. For a detailed discussion of the risk associated with the VIE structure, see “Item 3. Key Information—3.D. Risk Factors—Risks Related to Our Corporate Structure—There are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations, and rules relating to the agreements that establish the VIE structure for our and the VIEs’ operations in China, including potential future actions pursuant to the laws and regulations in force at that time, which could affect the enforceability of our contractual arrangements with the VIEs and, consequently, significantly affect the financial condition and results of operations performance of Youdao. If the PRC government finds our contractual arrangements non-compliant with relevant PRC laws, regulations, and rules, or if these laws, regulations, and rules or the interpretation thereof change in the future, we could be subject to severe penalties or be forced to relinquish our interests in the VIEs” and the other risk factors discussed under “Item 3. Key Information—3.D. Risk Factors—Risks Related to Our Corporate Structure.”

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

Contractual Arrangements and Corporate Structure

We are a Cayman Islands company and currently conduct substantially all business operations in the PRC through our subsidiaries incorporated in the PRC, and the VIEs and their subsidiaries. Certain of our PRC subsidiaries maintain a series of contractual arrangements with the VIEs, through which we conduct a significant portion of our and the VIEs’ businesses in China. It is the VIEs that hold certain key operating licenses material to their business operations, provide services to our customers, and enter into contracts with our suppliers. We operate our and the VIEs’ businesses this way because PRC laws and regulations restrict foreign investment in companies that engage in value-added telecommunication services, and prohibit foreign investment in companies that engage in radio and television program production and operation business. These contractual arrangements entered into with the VIEs allow us to (i) be considered as the primary beneficiary of the VIEs, (ii) receive substantially all of the economic benefits of the VIEs, and (iii) have an exclusive option to purchase all or part of the equity interests in the VIEs when and to the extent permitted by PRC law. These contractual arrangements include the operating agreement, equity pledge agreement, exclusive purchase option agreement, shareholder voting right trust agreement, loan agreement, and cooperation agreement, as the case may be. As a result of these contractual arrangements, we are considered the primary beneficiary of the VIEs for accounting purposes, and consolidate their operating results in our financial statements under U.S. GAAP, to the extent the conditions for consolidation of the VIEs under the U.S. GAAP are satisfied.

We do not have any equity interests in the VIEs which are owned by certain nominee shareholders. As a result, even though these contractual arrangements allow us to be considered the primary beneficiary of the VIEs for accounting purposes, which results in the consolidation of VIEs’ operating results in our financial statements under the U.S. GAAP to the extent the conditions for consolidation of the VIEs under the U.S. GAAP are satisfied, we do not have an equity ownership in, direct investment in, or control of (through such ownership or investment), the VIEs, and we could face heightened risks and costs in enforcing these contractual arrangements, because the interpretation and application of current and future PRC laws, regulations, and rules relating to the legality and enforceability of these contractual arrangements may be amended from time to time. For the risks related to the nominee shareholders of the VIEs, see “Item 3. Key Information—3.D. Risk Factors—Risks Related to our Corporate Structure—Any failure by the VIEs or their shareholders to perform their obligations under our contractual arrangements with them would have a material adverse effect on our business.” If the PRC government finds such agreements to be illegal, we could be subject to severe penalties or be forced to relinquish our interests in the VIEs.

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

Under relevant PRC laws and regulations, we are permitted to remit funds to the VIEs through loans rather than capital contributions. In 2022, 2023 and 2024, we did not make any loans to the VIEs. The VIEs fund their operations primarily using cash generated from operating and financing activities. For more information, see “Item 4. Information on the Company—4.A. History and Development of the Company—Selected Condensed Consolidating Schedule,” and our consolidated financial statements included elsewhere in this annual report.

As of December 31, 2024, Youdao, Inc. had made cumulative capital contributions of US$126.2 million to our PRC subsidiaries through intermediate holding company, and were accounted as long-term investments of Youdao, Inc. Furthermore, funds equivalent to US$43.0 million, nil and nil were provided by Youdao, Inc. to Youdao Information through loans in 2022, 2023 and 2024, respectively, which were accounted as loans to subsidiary. These funds have been used by our PRC subsidiaries for their operations. In 2024, Youdao Information repaid loans of US$30.0 million to Youdao, Inc. As of December 31, 2024, the loan balance Youdao Information and Youdao Hangzhou made to the VIEs’ nominee shareholders under the VIE agreements was RMB21.0 million (US$2.9 million). For details, see “Item 4. Information on the Company—4.C. Organizational Structure—Contractual Arrangements with the VIEs and the VIEs’ Respective Shareholders—Loan Agreements.” The VIEs may transfer cash to our PRC subsidiaries by paying service fees in accordance with the relevant contractual arrangements. In 2022, 2023 and 2024, the VIEs transferred RMB2,944.2 million, RMB3,287.5 million and RMB3,091.2 million (US$423.5 million), respectively, to our PRC subsidiaries as payment or prepayment of service fees. Youdao Information and Youdao Hangzhou, our PRC subsidiaries, maintained certain personnel for content production, sales and marketing, research and development, and general and administrative functions to support the operations of the VIEs.

As of December 31, 2023 and 2024, the prepayment of service fees from the VIEs to our PRC subsidiaries amounted to RMB1,211.7 million and RMB1,187.2 million (US$162.6 million), respectively. As of December 31, 2023 and 2024, the outstanding balance of service fees owed by the VIEs to our PRC subsidiaries amounted to RMB549.4 million and RMB739.5 million (US$101.3 million), respectively. There were no other assets transferred between VIEs and non-VIEs in 2022, 2023 and 2024.

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

Furthermore, if certain procedural requirements are satisfied, the payment of current account items, including profit distributions and trade and service related foreign exchange transactions, can be made in foreign currencies without prior approval from State Administration of Foreign Exchange (the “SAFE”) or its local branches. However, where RMB is to be converted into foreign currency and remitted out of China to pay capital expenses, such as the repayment of loans denominated in foreign currencies, approval from or registration with competent government authorities or its authorized banks is required. The PRC government or its authorized banks may take measures from time to time to restrict access to foreign currencies for current account or capital account transactions. If the foreign exchange authorities prevent us from obtaining sufficient foreign currencies to satisfy our foreign currency demands pursuant to the laws and regulations in force at that time, we may not be able to pay dividends in foreign currencies to our offshore intermediary holding companies or ultimate parent company, and therefore, our shareholders or investors in our ADSs. Further, we cannot assure you that new regulations or policies will not be promulgated in the future, which may further restrict the remittance of RMB into or out of the PRC. We cannot assure you, in light of the restrictions in place, or any amendment to be made from time to time, that our current or future PRC subsidiaries will be able to satisfy their respective payment obligations that are denominated in foreign currencies, including the remittance of dividends outside of the PRC. If any of our subsidiaries incurs debt on its own behalf in the future, the instruments governing such debt may restrict its ability to pay dividends to Youdao, Inc. In addition, our PRC subsidiaries are required to make appropriations to certain statutory reserve funds, which are not distributable as cash dividends except in the event of a solvent liquidation of the companies.

For PRC and United States federal income tax consideration of an investment in the ADSs, see “Item 10. Additional Information—10.E. Taxation.”

Recent Regulatory Development

Cybersecurity Review Measures

On December 28, 2021, the CAC published the Revised Cybersecurity Review Measures, which became effective on February 15, 2022 and repealed the Cybersecurity Review Measures promulgated on April 13, 2020. The Revised Cybersecurity Review Measures provide that a critical information infrastructure operator purchasing network products and services, and platform operators carrying out data processing activities, which affect or may affect national security, shall apply for cybersecurity review and that a platform operator with more than one million users’ personal information aiming to list abroad must apply for cybersecurity review.

Our PRC legal counsel has consulted the competent government authorities which acknowledged that, under the currently effective PRC laws and regulations, a company that has been listed on a foreign stock exchange before the promulgation of the Revised Cybersecurity Review Measures is not required to go through a cybersecurity review by the CAC to conduct a securities offering or to maintain its listing status on the foreign stock exchange on which its securities have been listed. Based on the consultation, our PRC legal counsel is of the opinion that, under the currently effective PRC laws and regulations, we are not required to go through a cybersecurity review by the CAC to conduct a security offering or maintain our listing status on the NYSE. However, there remain uncertainties on the interpretation and implementations of the Revised Cybersecurity Review Measures since the regulation are subject to changes. If the CSRC, the CAC or other regulatory agencies later require that we obtain their approvals for our future offshore offerings, we may be unable to obtain such approvals in a timely manner, or at all, and such approvals may be rescinded even if obtained. Any such circumstance could significantly limit or completely hinder our ability to continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. In addition, implementation of industry-wide regulations affecting our operations could limit our ability to attract new customers and/or users and cause the value of our securities to significantly decline. Therefore, investors of our company and our business face potential uncertainty from actions taken pursuant to applicable laws and regulations in force at that time affecting our business.

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

Moreover, on February 17, 2023, the CSRC released the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies, or the Overseas Listing Trial Measures, and five supporting guidelines, which came into effect on March 31, 2023. Pursuant to the Overseas Listing Trial Measures, domestic companies that seek to offer or list securities overseas, both directly and indirectly, should fulfill the filing procedure and report relevant information to the CSRC. Domestic companies that have been listed on a foreign stock exchange prior to the effective date of the Overseas Listing Trial Measures are not required to complete filing with the CSRC to maintain its listing status on the foreign stock exchange, but are required to file with the CSRC within three working days after such domestic company completes a subsequent security offering on the foreign stock exchange on which its securities have been listed. Since the Overseas Listing Trial Measures was newly promulgated, its interpretation, application and enforcement may change from time to time. If the filing procedure with the CSRC under the Overseas Listing Trial Measures is required for any future offerings, listing or any other capital raising activities by us, it is uncertain whether we could complete the filing procedure in a timely manner, or at all. We have been closely monitoring regulatory developments in China regarding any necessary approvals from the CSRC, the CAC, or other PRC regulatory authorities required for overseas listings. As of the date of this annual report, we have not received any inquiry, notice, warning, sanction or regulatory objection from the CSRC.

Permission Required from the PRC Authorities for Our Operations and Overseas Securities Offerings

Except as disclosed in “Item 3. Key Information—3.D. Risk Factors—Risk Related to Our Business and Industry—Our compliance with the Opinions on Further Alleviating the Burden of Homework and After-School Tutoring for Students in Compulsory Education and the implementation measures issued by the relevant PRC government authorities has materially and adversely affected and may continue to affect our and the VIEs’ business, financial condition, results of operations and prospect,” “Item 3. Key Information—3.D. Risk Factors—Risk Related to Our Business and Industry—Our failure to obtain, maintain or renew other licenses, approvals, permits, registrations or filings necessary to conduct our and the VIEs’ operations in China could have a material adverse impact on our and the VIEs’ business, financial condition and results of operations,” “Item 3. Key Information—3.D. Risk Factors—Risk Related to Our Business and Industry—We may face risks and uncertainties with respect to the licensing requirement for internet audio-visual programs,” “Item 3. Key Information—3.D. Risk Factors—Risk Related to Our Business and Industry—The AI industry faces changing laws and regulations, significant upfront investments and commercialization uncertainties. Integrating AI into our products and service offerings could lead to potential infringement claims and higher costs for regulatory compliance” and “Item 3. Key Information—3.D. Risk Factors—Risk Related to Our Business and Industry—We are subject to a variety of laws and other obligations regarding data protection, any failure to comply with applicable laws and obligations could have a material adverse effect on our business, financial condition and results of operations,” based on the opinion of our PRC legal counsel, we believe our PRC subsidiaries and the VIEs have obtained the requisite licenses and permits from the PRC government authorities that are necessary for their material business operations in China, including the ICP license, the Publication Operation Permit, the Permit for Production and Operation of Radio and TV Program and the Commercial Performance License. Given the evolving nature of interpretation and implementation of relevant laws and regulations and the enforcement practice by relevant government authorities, we or any of the VIEs may be required to obtain additional licenses, permits, filings, or approvals for the business operations in the future. If we or any of the VIEs are found to be in violation of any existing or future PRC laws or regulations, or fail to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities may take actions in dealing with such violations or failures. In addition, if we or any of the VIEs had inadvertently concluded that such approvals, permits, registrations or filings were not required, or if applicable laws, regulations or interpretations change in a way that requires us or any of the VIEs to obtain such approval, permits, registrations or filings in the future, we or the relevant VIEs may be unable to obtain such necessary approvals, permits, registrations or filings in a timely manner, or at all, and such approvals, permits, registrations or filings may be rescinded even if obtained. Any such circumstance may subject us or the relevant VIEs to fines and other regulatory, civil or criminal liabilities, and we or relevant VIEs may be ordered by the competent government authorities to suspend relevant operations, which will materially and adversely affect our and the VIEs’ business operation. For risks relating to licenses and approvals required for our and the VIEs’ operations in China, see “Item 3. Key Information—3.D. Risk Factors—Risks Related to Our Business and Industry—Our failure to obtain, maintain or renew other licenses, approvals, permits, registrations or filings necessary to conduct our and the VIEs’ operations in China could have a material adverse impact on our and the VIEs’ business, financial condition and results of operations” and “Item 3. Key Information—3.D. Risk Factors—Risk Related to Our Business and Industry—We may face risks and uncertainties with respect to the licensing requirement for internet audio-visual programs.”

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

However, we cannot assure you how PRC governmental authorities will regulate overseas listings and offerings in general and whether we are required to complete any filing or obtain any specific regulatory approval from the CSRC, the CAC or any other PRC governmental authorities for our future overseas securities offerings. If we had inadvertently concluded that such filings or approvals were not required, or if applicable laws, regulations or interpretations change in a way that requires us to complete such filings or obtain such approvals in the future, we may be unable to fulfill such requirements in a timely manner, or at all, and such approvals may be rescinded even if obtained. Any such circumstance could subject us to penalties, including fines, suspension of business and revocation of required licenses, significantly limit or completely hinder our ability to continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. For more detailed information, see “Item 3. Key Information—3.D. Risk Factors—Risks Related to Our Business and Industry—The approval, filing or other requirements of the China Securities Regulatory Commission or other PRC government authorities may be required under PRC law in connection with our issuance of securities overseas or maintenance of the listing status of our ADSs, and if required, we cannot predict whether or for how long we will be able to obtain such approval or complete such filing or other requirements.”

Organizational Structure

The following chart shows our corporate structure, including our principal subsidiaries and the principal VIEs as of the date of this annual report.

Notes:

(1)	Youdao HK currently operates our overseas online marketing and AI-driven subscription businesses.
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

Contractual Arrangements with the VIEs and the VIEs’ Respective Shareholders

Current PRC laws and regulations impose certain restrictions or prohibitions on foreign ownership of companies that engage in value-added telecommunication services and certain other businesses. We are a company registered in the Cayman Islands. Youdao Information and Youdao Hangzhou, our PRC subsidiaries, are considered foreign-invested enterprises. To comply with the foregoing restrictions imposed by PRC laws and regulations on foreign investments, we conduct a significant portion of our businesses in China through the VIEs in the PRC, based on a series of contractual arrangements between us and the VIEs and their respective shareholders. As a result of these contractual arrangements, we are considered the primary beneficiary of the VIEs for accounting purposes, and consolidate their operating results in our financial statements under the U.S. GAAP, to the extent the conditions for consolidation of the VIEs under the U.S. GAAP are satisfied. In 2022, 2023 and 2024, the amount of revenues generated by the VIEs and their subsidiaries accounted for 70.1%, 77.0% and 73.4%, respectively, of our total net revenues. As a result, our ability to pay dividends depends upon dividends paid by our subsidiaries which, in turn, depends on the payment of service fees to our PRC subsidiaries by the VIEs in the PRC pursuant to certain contractual arrangements among our PRC subsidiaries, the VIEs and the VIEs’ shareholders. In 2022, 2023 and 2024, the amount of service fees charged by our PRC subsidiaries to the VIEs was RMB2,767.8 million, RMB2,881.0 million and RMB2,626.4 million (US$359.8 million), respectively. We expect that the amounts of such service fees will increase in the foreseeable future as our PRC business continues to grow.

The following is a summary of the contractual arrangements by and among Youdao Information, Youdao Computer and the shareholders of Youdao Computer. The contractual arrangements with the other principal VIEs, except for the cooperation agreements, are substantially similar to the corresponding contractual arrangements as discussed below. For the complete text of these contractual arrangements, please see the copies filed as exhibits to this annual report.

In the opinion of Tian Yuan Law Firm, our PRC legal counsel, save for the uncertainties disclosed in this annual report, the contractual arrangements described in the “Item 4. Information on the Company—4.C. Organizational Structure—Contractual Arrangements with the VIEs and the VIEs’ Respective Shareholders” are valid, binding and enforceable under current PRC law. However, our PRC legal counsel has also advised us that current or future PRC laws and regulations are still evolving, the interpretation and application of which is subject to changes. Accordingly, the PRC regulatory authorities may take a view that is contrary to the opinion of our PRC legal counsel. It is uncertain whether any new PRC laws or regulations relating to VIE structure will be adopted or if adopted, how they would affect the VIE structure. We have been further advised by our PRC legal counsel that if the PRC government authorities find that the agreements that establish the structure for operating our value-added telecommunication services and other business do not comply with PRC government restrictions on foreign investment in such businesses, we could be subject to severe penalties including being prohibited from continuing operations. Additionally, these contractual arrangements may not be as effective as equity ownership in providing us with control over the VIEs. If the VIEs or their shareholders fail to perform their respective obligations under such contractual arrangements, we could be limited in our ability to enforce such contractual arrangements in the PRC and may have to incur substantial costs and expend additional resources to enforce such arrangements. We may also have to rely on legal remedies under PRC law, including seeking specific performance or injunctive relief, and claiming damages, which we cannot assure will be effective. Additionally, the ability of our PRC subsidiaries to pay dividends to us is limited by certain PRC legal restrictions on the payment of dividends by PRC companies and foreign exchange control, among others, which prevent us from having unfettered access to our PRC subsidiaries’ and VIEs’ revenues. Our access to the VIEs’ revenues is also limited since we do not have equity ownership in the VIEs and have to rely on the payment of service fees by the VIEs to our PRC subsidiaries. For a more detailed description of the risks related to these contractual arrangements and our corporate structure, please see “Item 3. Key Information—3.D. Risk Factors—Risks Related to Our Corporate Structure” starting from page 41 of this annual report.

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

We face various legal and operational risks associated with being based in and having the majority of our and the VIEs’ operations in China. These risks could result in a material change in our and the VIEs’ operations and/or the value of the securities we are registering for sale or could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. The PRC government has significant authority to exert influence on the ability of a China-based company, like us, to conduct its business, accept foreign investments or maintain our status as a company listed on a U.S. stock exchange, as the government deems appropriate to further regulatory, political and societal goals pursuant to the laws and regulations in force at that time.

We also face risks associated with recent statements and regulatory actions pursuant to applicable laws and regulations in force at that time, including those related to regulatory approvals of offshore offerings, anti-monopoly regulatory actions, cybersecurity and data privacy, regulations on the use of variable interest entities. For example, the PRC government has recently indicated an intent to exert more oversight over overseas securities offerings and published a series of laws and regulations to regulate such transactions. See “Item 3. Key Information—Recent Regulatory Development” for more information about these new laws and regulations. While we believe, to the best of our knowledge, that our and the VIEs’ business operations do not violate any of the PRC laws and regulations currently in force in all material respects, we cannot guarantee that new rules or regulations promulgated in the future will not impose any additional requirement on us or otherwise tightening the regulations on companies with a VIE structure. If the CSRC or other PRC regulatory agencies determine that prior approval is required for any of our offerings of securities overseas or maintenance of the listing status of the ADSs, we cannot guarantee that we will be able to obtain such approval in a timely manner, or at all. The CSRC or other PRC regulatory agencies also may take actions requiring us, or making it advisable for us, not to proceed with such offering or maintain the listing status of our ADSs. If we proceed with any of such offering or maintain the listing status of our ADSs without obtaining the CSRC’s or other PRC regulatory agencies’ approval to the extent it is required, or if we are unable to comply with any new approval requirements which might be adopted for offerings that we have completed, we may face regulatory actions or other sanctions from the CSRC or other PRC regulatory agencies. These regulatory agencies may impose fines and penalties on our and the VIEs’ operations in China, limit our ability to pay dividends outside of China or accept foreign investments, delay or restrict the repatriation of the proceeds from offering of securities overseas into China or take other actions that could have a material adverse effect on our business, financial condition, results of operations and prospects, as well as the trading price of the ADSs. See “Item 3. Key Information—Recent Regulatory Development” starting from page 5 of this annual report, and “Item 3. Key Information—3.D. Risk Factors—Risks Related to Our Business and Industry—The approval, filing or other requirements of the China Securities Regulatory Commission or other PRC government authorities may be required under PRC law in connection with our issuance of securities overseas or maintenance of the listing status of our ADSs, and, if required, we cannot predict whether or for how long we will be able to obtain such approval or complete such filing or other requirements” on page 38 of this annual report and “Item 3. Key Information—3.D. Risk Factors—Risks Related to Doing Business in China—The PRC government may influence our and the VIEs’ operations at any time, or may exert more control over our future overseas offerings or foreign investments in us, which could result in a material change in our and the VIEs’ operation and the value of our ADSs” on page 45 of this annual report.

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

•

Risks associated with our ability to develop and apply our technologies to support and expand our product and service offerings in response to the rapid changes in industry trends and users’ preference. For details, see “Item 3. Key Information—3.D. Risk Factors—Risks Related to Our Business and Industry—If we fail to develop and apply our technologies to support and expand our product and service offerings or if we fail to timely respond to the rapid changes in industry trends and users’ preference, we may lose market share and our business may be materially and adversely affected” on page 16 of this annual report.

•

Risks associated with our ability to effectively broaden our monetization models. For details, see “Item 3. Key Information—3.D. Risk Factors—Risks Related to Our Business and Industry—We may not be effective in broadening our monetization channels” on page 17 of this annual report.

•

Risks associated with changes in our business strategies and offerings. For details, see “Item 3. Key Information—3.D. Risk Factors—Risks Related to Our Business and Industry—The changes in our business strategies and offerings may make it difficult to evaluate our future prospects” on page 17 of this annual report.

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

•

Risks associated with our ability to achieve profitability in the future. For details, see “Item 3. Key Information—3.D. Risk Factors—Risks Related to Our Business and Industry—We incurred net losses in the past and may not be able to maintain and improve profitability as expected” on page 18 of this annual report.

•

Risks associated with our ability to maintain and enhance recognition of our brand. For details, see “Item 3. Key Information—3.D. Risk Factors—Risks Related to Our Business and Industry—Our business depends on the continued success of our brand, and if we fail to maintain and enhance recognition of our brand, our reputation and operating results may be harmed” on page 19 of this annual report.

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

•

Risks associated with a significant interruption in the operations of our suppliers for smart devices. For details, see “Item 3. Key Information—3.D. Risk Factors—Risks Related to Our Business and Industry—A significant interruption in the operations of our suppliers for smart devices could potentially affect our operations and any material misconduct or disputes against our suppliers could potentially harm our business and reputation” on page 24 of this annual report.

•

Risk associated with the uncertainties accompanying the AI technologies and advancements. For details, see “Item 3. Key Information—3.D. Risk Factors—Risks Related to Our Business and Industry—The AI industry faces changing laws and regulations, significant upfront investments and commercialization uncertainties. Integrating AI into our products and service offerings could lead to potential infringement claims and higher costs for regulatory compliance” on page 24 of this annual report.

•

Risks associated with our information technology and potential cybersecurity incidents. For details, see “Item 3. Key Information—3.D. Risk Factors—Risks Related to Our Business and Industry—We rely significantly on information technology and any failure, inadequacy, interruption or security lapse of that technology, including any cybersecurity incidents, could harm our ability to operate our business effectively” on page 27 of this annual report.

•

Risks associated with our ability to obtain the approval, filing or other requirements under PRC law in connection with our issuance of securities overseas or maintenance of the listing status of our ADSs. For details, see “Item 3. Key Information—3.D. Risk Factors—Risks Related to Our Business and Industry—The approval, filing or other requirements of the China Securities Regulatory Commission or other PRC government authorities may be required under PRC law in connection with our issuance of securities overseas or maintenance of the listing status of our ADSs, and, if required, we cannot predict whether or for how long we will be able to obtain such approval or complete such filing or other requirements” on page 38 of this annual report.

Risks Related to Our Relationship with NetEase

Risks and uncertainties related to our relationship with NetEase include, but are not limited to, the following:

•

Risks associated with our ability to benefit from our business cooperation with NetEase. For details, see “Item 3. Key Information—3.D. Risk Factors—Risks Related to Our Relationship with NetEase—If we are no longer able to benefit from our business cooperation with NetEase, our business may be adversely affected” on page 39 of this annual report.

•

Risks associated with having limited experience operating as a stand-alone public company. For details, see “Item 3. Key Information—3.D. Risk Factors—Risks Related to Our Relationship with NetEase—We have limited experience operating as a stand-alone public company” on page 39 of this annual report.

•

Risks associated with any negative development in NetEase’s market position, brand recognition or financial condition. For details, see “Item 3. Key Information—3.D. Risk Factors—Risks Related to Our Relationship with NetEase—Any negative development in NetEase’s market position, brand recognition or financial condition may materially and adversely affect us” on page 39 of this annual report.

Risks Related to Our Corporate Structure

Risks and uncertainties related to our corporate structure include, but are not limited to, the following:

•

Uncertainties regarding the interpretation and application of current and future PRC laws, regulations, and rules relating to the agreements that establish the VIE structure for our operations in China. For details, see “Item 3. Key Information—3.D. Risk Factors—Risks Related to Our Corporate Structure—There are uncertainties regarding the interpretation and application of current and future PRC laws, regulations, and rules relating to the agreements that establish the VIE structure for our and the VIEs’ operations in China, including potential future actions pursuant to the laws and regulations in force at that time, which could affect the enforceability of our contractual arrangements with the VIEs and, consequently, significantly affect our financial condition and results of operations. If the PRC government finds our contractual arrangements non-compliant with relevant PRC laws, regulations, and rules, or if these laws, regulations, and rules or the interpretation thereof change in the future, we could be subject to severe penalties or be forced to relinquish our interests in the VIEs” on page 41 of this annual report.

•

Risks associated with failure by the VIEs or their shareholders to perform their obligations under our contractual arrangements with them. For details, see “Item 3. Key Information—3.D. Risk Factors—Risks Related to Our Corporate Structure—Any failure by the VIEs or their shareholders to perform their obligations under our contractual arrangements with them would have a material adverse effect on our business” on page 42 of this annual report.

•

Uncertainties with respect to the interpretation and implementation of the enacted Foreign Investment Law. For details, see “Item 3. Key Information—3.D. Risk Factors—Risks Related to Our Corporate Structure—Our and the VIEs’ business, financial condition and results of operations may be affected by the Foreign Investment Law” on page 43 of this annual report.

•

Risks associated with our reliance on contractual arrangements with the VIEs and their shareholders for a large portion of our business operations. For details, see “Item 3. Key Information—3.D. Risk Factors—Risks Related to Our Corporate Structure—We rely on contractual arrangements with the VIEs and their shareholders for a large portion of our business operations which may not be as effective as equity ownership in providing operational control” on page 43 of this annual report.

Risks Related to Doing Business in China

We are also subject to risks and uncertainties related to doing business in China include, but are not limited to, the following:

•

Risks associated with changes in economic, political or social conditions or government policies. For details, see “Item 3. Key Information—3.D. Risk Factors—Risks Related to Doing Business in China—Changes in economic, political or social conditions or government policies in China or globally could have a material adverse effect on our and the VIEs’ business and operations” on page 44 of this annual report.

•

Uncertainties with respect to the PRC legal system in China. For details, see “Item 3. Key Information—3.D. Risk Factors—Risks Related to Doing Business in China—Uncertainties with respect to the PRC legal system could adversely affect us” on page 44 of this annual report.

•

Risks associated with the PRC government intervening or influencing our and the VIEs’ operations at any time, or exerting more control over our future overseas offerings or foreign investments in us. For details, see “Item 3. Key Information—3.D. Risk Factors—Risks Related to Doing Business in China—The PRC government may influence our and the VIEs’ operations at any time, or may exert more control over our future overseas offerings or foreign investments in us, which could result in a material change in our and the VIEs’ operation and the value of our ADSs” on page 45 of this annual report.

•

Risks associated with investors experiencing difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions in China against us based on foreign laws. For details, see “Item 3. Key Information—3.D. Risk Factors—Risks Related to Doing Business in China—You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions outside the United States against us or our management named in the annual report based on foreign laws” on page 46 of this annual report.

•

Risks associated with our reliance on dividends and other distributions on equity paid by our PRC subsidiaries to fund our cash and financing requirements. For details, see “Item 3. Key Information—3.D. Risk Factors—Risks Related to Doing Business in China—We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business” on page 46 of this annual report.

•

Risks associated with PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion. For details, see “Item 3. Key Information—3.D. Risk Factors—Risks Related to Doing Business in China—PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay us from making loans or additional capital contributions to our PRC subsidiaries and to make loans to the VIEs, which could materially and adversely affect our liquidity and our ability to fund and expand our and the VIEs’ business” on page 47 of this annual report.

•

Risks associated with the inability of PCAOB to conduct inspections over our auditor. For details, see “Item 3. Key Information—3.D. Risk Factors—Risks Related to Doing Business in China—The PCAOB had historically been unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections of our auditor in the past has deprived our investors with the benefits of such inspections” on page 48 of this annual report.

•

Risks associated with the potential prohibition from trading in the United States of our ADSs under the Holding Foreign Companies Accountable Act. For details, see “Item 3. Key Information—3.D. Risk Factors—Risks Related to Doing Business in China—Our ADSs may be prohibited from trading in the United States under the Holding Foreign Companies Accountable Act, as amended by the Consolidated Appropriations Act, 2023, or the HFCAA, in the future if the PCAOB is unable to inspect or investigate completely auditors located in China. The delisting of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment” on page 48 of this annual report.

•

Risks associated with being classified as a PRC resident enterprise for PRC enterprise income tax purposes. For details, see “Item 3. Key Information—3.D. Risk Factors—Risks Related to Doing Business in China—If we are classified as a PRC resident enterprise for PRC enterprise income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders and ADS holders” on page 51 of this annual report.

•

Risks associated with overseas regulators having difficulties in conducting investigation or collecting evidence within China. For details, see “Item 3. Key Information—3.D. Risk Factors—Risks Related to Doing Business in China—It may be difficult for overseas regulators to conduct investigation or collect evidence within China” on page 53 of this annual report.

Risks Related to Our Class A Ordinary Shares and Our ADSs

In addition to the risks described above, we are subject to risks related to our Class A ordinary shares and our ADSs, including, but are not limited to, the following:

•

Risks associated with the volatility of the trading price of our ADSs. For details, see “Item 3. Key Information—3.D. Risk Factors—Risks Related to Our Class A Ordinary Shares and Our ADSs—The trading price of our ADSs has been volatile and may continue to be volatile, regardless of our operating performance” on page 54 of this annual report.

•

Risks associated with your inability to participate in rights offerings. For details, see “Item 3. Key Information—3.D. Risk Factors—Risks Related to Our Class A Ordinary Shares and Our ADSs—You may experience dilution of your holdings due to the inability to participate in rights offerings” on page 58 of this annual report.

Risks Related to Our Business and Industry

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

In addition, we cannot assure you whether and how the PRC government would promulgate additional laws, regulations and guidance regarding the private education industry, including those promulgated to apply more stringent social and ethical standards in the education sector in general, and there is no assurance that we can comply with any such newly promulgated laws and regulations in a timely manner or at all. Failure to regain compliance may materially and adversely affect our and the VIEs’ business, financial condition and results of operations. For more details of the relevant laws and regulations, please refer to “Item 4. Information on the Company—4.B. Business Overview—Regulations—Regulations Related to Private Education.”

We have a limited history in operating on a consolidated basis and, particularly, operating certain of our products and services. This may make it difficult to evaluate our future prospects and the risks and uncertainties associated with these products and services.

While the history of our business dates back to 2007 when Youdao Dictionary was launched, we acquired control of our principal operating entities through a number of transactions between December 2016 and November 2017. As a result, we have a limited history in operating our businesses on a consolidated basis. For more information about our history and corporate structure, see “Item 4. Information on the Company—4.A. History and Development of the Company” and “Item 4. Information on the Company—4.C. Organizational Structure.” Additionally, we have a limited history in operating certain of our major products and services. For example, as part of our efforts to consolidate our position as an AI-powered solutions provider specializing in artificial intelligence applications for the learning and advertising verticals., we introduced a series of new product and service offerings, including Youdao Dictionary Pen X7 in 2024, as well as Youdao Dictionary Pen A7 Pro and Youdao SpaceOne, a brand-new dictionary pen, in 2025. These new product and service offerings are still in their initial stages of development and have not generated significant revenues and there is no guarantee that they may become key growth drivers of our company in the future. Our limited history may make it difficult for us to evaluate our future prospects and the risks and uncertainties associated with new products and services, and our historical performance may not be indicative of our future prospects and operating results.

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

We believe our technologies are critical to our business, particularly as we strive to make significant business transitions from an online education company focused on K12 sectors to a technology-focused intelligent learning company serving the broader education industry. Over the years, we have developed a number of core technologies to support our comprehensive suite of products and services. For example, we launched our large language model (LLM), Confucius, in 2023, which is China’s first LLM specifically for education sector. We also introduced a series of AI-based learning tools that feature AI-based technologies to facilitate personalized and efficient learning. However, the technology development activities, especially the AI-related technologies, are inherently uncertain, and there is no assurance that we will continue to achieve technological breakthroughs, deliver advanced technologies and functions, and successfully apply these outcomes into our products and service offerings. Furthermore, the AI technologies are characterized by rapid technological changes and evolving industry trends, which are difficult to predict. If we fail to keep up with the latest technological development and industry trends, we may suffer a decline in demand for our products and services as well as our competitive position.

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

We historically generated a significant portion of our revenue from the Academic AST Business. In 2021, the net revenues from our Academic AST Business accounted for approximately 25.0% of our net revenues. In order to fully comply with applicable PRC regulatory requirements adopted by the PRC government in the second half of 2021, we disposed of the Academic AST Business and has not generate revenue from such business since then. We completed transition to become an AI-powered solutions provider specializing in artificial intelligence applications for the learning and advertising verticals and have developed a comprehensive suite of product and service offerings. We recently introduced a number of new intelligent learning products, such as Youdao Dictionary Pen A7 Pro and Youdao Dictionary Pen X7.

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

We incurred net losses in the past and may not be able to maintain and improve profitability as expected.

We had net losses of RMB745.9 million and RMB550.1 million in 2022 and 2023, respectively. We have achieved profitability in 2024, with a net income of RMB75.2 million (US$10.3 million). We plan to continue to maintain and improve our profitability going forward. However, such plans may not develop as timely and to the extend as expected, in which case may not maintain and improve profitability as planned or at all. In addition, we intend to invest heavily in R&D, product development, as well as sales and marketing efforts. These investments are expected to cause our operating expenses to increase rapidly, including rapid increases in absolute amounts and as a percentage of revenue in the near future, which may result in net losses in the near term. These efforts may be more costly than we expect and our net revenues may not increase sufficiently to offset the expenses. We may continue to take actions and make investments that do not generate optimal financial results and may even result in significantly increased operating losses in the short term with no assurance that we will maintain and improve our profitability. These factors may materially and adversely affect our business, financial condition and results of operations.

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

As a result of changes in our funding position and operating assets and liabilities, we had working capital deficits (being total current liabilities exceeded that of total current assets) of RMB1,799.3 million and RMB1,460.2 million (US$200.0 million) as of December 31, 2023 and 2024, respectively. As of December 31, 2024, we had outstanding interest-bearing short-term loan payable to the NetEase Group in the amount of RMB878.0 million (US$120.3 million), representing approximately 29.8% of our current liabilities. The loan is repayable within one year and was advanced to us by the NetEase Group to provide working capital for our business operations. According to the support letter issued by the NetEase Group in May 2024, the NetEase Group intends to provide financial support for our continuing operations in the period no less than twelve months from April 15, 2025. In April 2021, we entered into a three-year US$300.0 million revolving loan facility agreement with NetEase with maturity dated March 31, 2024. In September 2023, we and NetEase entered into an agreement to further extend such revolving loan facility agreement to March 31, 2027. As of March 31, 2025, we had outstanding interest-bearing long-term loans payable to the NetEase Group in the amount of US$128.1 million (or equivalent to RMB926.7 million), which were drawn down from the above-mentioned facility provided by NetEase. Despite the foregoing agreements, if we are required by NetEase to repay these loans, our liquidity, financial position and cash flows may be materially and adversely affected.

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

We currently invest a portion of our capital in long-term and short-term investments. As of December 31, 2024, our long-term investments consisted mainly of equity investments in privately-held companies and limited-partnerships, and our short-term investments consisted mainly of financial products issued by commercial banks in China with a variable interest rate indexed to the performance of underlying assets and a maturity date within one year when purchased. These investments may earn yields substantially lower than anticipated, and the fair values of our investments could fluctuate significantly, due to uncertainties in valuation, among other factors. Any failure to realize the benefits we expected from these investments or significant fluctuations in the fair value of these investments may materially and adversely affect our business and financial results. Impairment losses on long-term investments of RMB10.3 million, RMB43.7 million and nil were recognized in 2022, 2023 and 2024, respectively.

If we fail to retain existing or attract new advertising customers, our business, financial condition and results of operations may be materially and adversely affected.

We generated net revenues of RMB672.4 million, RMB1,331.9 million and RMB1,975.0 million (US$270.6 million) in 2022, 2023 and 2024, respectively, from online marketing services. We cannot assure you that we will be able to retain our advertising customers in the future, attract new advertising customers continuously or be able to retain our advertising customers at all. If our advertising customers find that they can generate better returns elsewhere, or if our competitors provide better advertising services to suit our advertising customers’ goals, we may lose our advertising customers. In addition, third parties may develop and use certain technologies to block the display of our advertising customers’ advertisements on our platform, which may in turn cause us to lose advertising customers and adversely affect our results of operations. Since many of our advertising customers are not bound by long-term contracts, they may lessen or discontinue advertising arrangements with us easily without incurring material liabilities. Failure to retain existing advertising customers or attract new advertising customers may materially and adversely affect our financial condition and results of operations. In addition, a significant portion of our brand advertising customers have entered into advertising agreements with us through various third-party advertising agencies. As a result, we rely on third-party advertising agencies for sales to, and collection of payment from, our brand advertisers. The financial soundness of our advertising customers and advertising agencies may affect our collection of accounts receivable.

Any failure to engage and maintain strong relationships with influencers, or their ineffective marketing and promotion, could diminish the appeal of our online marketing services.

We leverage our extensive database of global influencers and advanced technologies, such as large language models and image recognition, to develop the key opinion leader (KOL) marketing. Therefore, our ability to engage and maintain strong relationships with these influencers is critical to the growth and long-term success of our online marketing services. However, there is no guarantee that we will be successful in attracting, cultivating, or retaining our influencers. Competition for the attention of influencers is intense, and our ability to engage them effectively may be limited by factors such as competition from larger platforms, changing influencer preferences, or our own resource constraints.

We also utilize a series of AI technologies, such as large language models and image recognition, to analyze the trends in influencer videos, evaluate the KOL video conversion effectiveness, as well as drive high conversion rates. However, there is no assurance that the influencers’ marketing and promotion will be effective. Influencer marketing campaigns are subject to various risks and uncertainties, including influencer credibility and compatibility, audience receptiveness, and the quality of promotional content. We may not always be able to identify, cultivate and match the suitable influencers to promote our clients’ business, if at all. If influencers fail to resonate with their audience, the effectiveness of their marketing efforts may be compromised. Any of these events could result in dissatisfaction from our clients, which may adversely affect our business, financial condition, results of operations and prospects.

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

Our quarterly operating results have fluctuated in the past and may continue to fluctuate depending on a number of factors, many of which are out of our control. Our operating results tend to be seasonal. For example, we tend to experience strong sale of our smart devices in the third quarter as a result of the commencement of school term in September. For these reasons, comparing our operating results on a consecutive quarter-over-quarter basis may not be meaningful, and you should not rely on our past results as an indication of our future performance. Our quarterly and annual net revenues and costs and expenses as a percentage of our revenues in a given period may be significantly different from our historical or projected rates and our operating results in future quarters may fall below expectations.

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

We are incorporating AI into various parts of our product and service offerings. For instance, in 2023, we launched our own large language model, Confucius, and unveiled a suite of AI-driven tools underpinned by Confucius’s capabilities. As with most emerging technologies, AI comes with its own set of uncertainties, risks and challenges that could affect its adoption and our business. AI algorithms may be flawed, and the data used could be incomplete or biased. Inappropriate or controversial data practices, by us or by others, could limit the acceptance of our AI-enhanced products and content. Certain AI applications could trigger ethical issues. Should our AI-based offerings become controversial due to their effects on human rights, privacy, employment, or other social matters, we risk reputational harm or legal repercussions. While the generative AI technology has the potential to streamline content creation processes and reduce costs, there may be significant upfront investments required for businesses to integrate generative AI into our products and service offerings. Also, uncertainty exists with respect to the economic feasibility of commercializing generative AI. Although generative AI holds much promise for commercial applications, there still exists substantial uncertainties, such as quality and reliability of outputs, customer acceptance and clear industry standards, which need to be addressed before widespread adoption.

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

The regulatory and legal framework on generative AI is constantly evolving. On November 25, 2022, the CAC, the MIIT and the Ministry of Public Security jointly issued the Administrative Provisions on Deep Synthesis of Internet Information Services, which became effective on January 10, 2023. According to these Provisions, no organization or individual may use deep synthesis services to produce, reproduce, release or disseminate information prohibited by laws and administrative regulations, or to engage in activities that endanger national security and interests, damage the national image, infringe upon social public interests, disrupt the economic and social order or undermine the legitimate rights and interests of others. Additionally, the providers of deep synthesis services shall, among other things, establish and maintain management systems for algorithmic mechanism review, data security and personal information protection. On July 10, 2023, the CAC published the Provisional Administrative Measures for Generative Artificial Intelligence Services, which took effect on August 15, 2023. These Measures provide, among others, that any providers of generative AI products with public opinion attributes or social mobilization capabilities shall conduct security assessment in accordance with relevant regulations, and complete the filing procedures in accordance with the Administrative Provisions on Internet Information Service Algorithm Recommendation. On March 14, 2025, the Cyberspace Administration of China (“CAC”) released the Measures for Labeling Artificial Intelligence Generated Synthetic Contents, effective on September 1, 2025. According to these measures, network information service providers shall label the AI-generated synthetic content to inform the users that the content is AI-generated. See “Item 4. Information on the Company—4.B. Business Overview—Regulations—Regulations Related to Generative AI” for details on regulations over Generative AI in the PRC. However, since these laws and regulations are still relatively new and significant uncertainties remain with respect to their interpretation and implementation, we cannot assure you whether we will be able to comply with the requirements of such laws and regulations in a timely manner or at all. If we are unable to complete all necessary filings and/or assessments, or to comply with applicable laws and regulations, or if we have any dispute with any third party relating to intellectual property or data security, our reputation, business operation and financial condition may be materially and adversely affected.

The regulatory framework in relation to the development and use of emerging AI technologies outside of PRC is also rapidly evolving, many foreign government bodies, states or agencies have introduced or are currently considering adding laws and regulations related to the development and integration of AI. In the U.S., AI technologies have been the subject of executive orders. In the meantime, legislation has also been promulgated at the state level. For example, State of California of the U.S. has enacted several new laws in 2024 which further regulate the use of AI technologies, such as the California AI Transparency Act, which required that covered AI providers shall give users the option to include a manifest disclosure to identify the content as AI-generated content. Other states have also passed AI-focused legislation, such as Colorado’s Artificial Intelligence Act, which will require developers and deployers of “high-risk” AI systems to implement certain safeguards against algorithmic discrimination. In Europe, on August 1, 2024, the European Artificial Intelligence Act, or the EU AI Act, entered into force, which established a comprehensive framework for AI in the EU market. The EU AI Act applies to companies that develop, use and /or provide AI in the EU and includes requirements around transparency, conformity assessment and monitoring, risk assessments, etc., and propose fines for breach of up to EUR 35 million or 7% of total worldwide annual turnover in the preceding financial year for prohibited practices, whichever is higher. Besides the EU and U.S., other jurisdictions are also developing AI regulations and this area will continue to be a focus for regulators globally. The regulation on AI providers could affect our use of AI and our ability to provide and to improve our AI-related services, since additional compliance measures and changes to our operations will be continuously required in this area.

Failure to maintain optimal inventory levels could increase our inventory holding costs or cause us to lose sales.

Maintaining optimal inventory levels is critical to our financial health. As of December 31, 2023 and 2024, the balance of our inventory accounted for approximately 16.7% and 11.8%, respectively, of our total current assets. We are exposed to inventory risks as a result of a variety of factors beyond our control, including changing consumption trends and preferences and launches of competing products. Moreover, for stocking purposes, we generally forecast demand for the products we sell ahead of the actual time of sale. We cannot assure you that we can accurately predict these trends and events and maintain adequate levels of inventory at all times. An unexpected decrease in the market demand for the products we sell could lead to excessive or obsolescent inventory, and we may write down the cost of our inventories to the estimated net realizable value due to slow-moving merchandise and damaged goods, which in turn may materially and adversely affect our financial condition and results of operations. On the other hand, inventory under-stock may cause us to lose sales and our business, financial condition, results of operations and prospects may also be materially and adversely affected.

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

In addition, the PRC regulatory authorities have recently taken steps to strengthen the regulation on cybersecurity and data protection. On June 10, 2021, the Standing Committee of the National People’s Congress promulgated the PRC Data Security Law, effective on September 1, 2021. On August 20, 2021, the Standing Committee of the National People’s Congress promulgated the PRC Personal Information Protection Law, which has become effective on November 1, 2021. On December 28, 2021, the CAC published the Revised Cybersecurity Review Measures, effective on February 15, 2022 and repeal the Cybersecurity Review Measures promulgated on April 13, 2020. Such Measures further restate and expand the applicable scope of the cybersecurity review. Pursuant to the Cybersecurity Review Measures, critical information infrastructure operators that procure internet products and services, and network platform operators engaging in data processing activities, must be subject to the cybersecurity review if their activities affect or may affect national security. In addition, network platform operators holding over one million users’ personal information shall apply with the Cybersecurity Review Office for a cybersecurity review before conducting any public offering in a foreign country. On August 17, 2021, the State Council promulgated the Regulations on Protection of Critical Information Infrastructure, which became effective on September 1, 2021. On January 4, 2022, the CAC published the Administrative Provisions on Internet Information Service Algorithm Recommendation on its website, effective on March 1, 2022. On July 7, 2022, the CAC published the Security Assessment Measures for Outbound Data Transfer, which became effective on September 1, 2022. On March 22, 2024, the CAC published the Provisions on Promoting and Regulating Cross-bound Data Flows. On September 24, 2024, the State Council promulgated the Regulation on Network Data Security Management, which came into effect on January 1, 2025. On February 14, 2025, the CAC promulgated the Measures for the Administration of Personal Information Protection Compliance Audits, which will become effective on May 1, 2025. On March 21, 2025, the CAC issued the Measures on Safety Management of Facial Recognition Technology Application, effective as of June 1, 2025. These newly promulgated laws and regulations reflect PRC government further attempts to strengthen the legal protection for the national network security, data security, the security of key information infrastructure and the security of personal information protection. See “Item 4. Information on the Company—4.B. Business Overview—Regulations—Regulations Related to Internet Information Security and Privacy Protection” for details on regulations over data protection and privacy in the PRC.

We believe, to the best of our knowledge, our business operations do not violate any of the above PRC laws and regulations currently in force in all material aspects. We have been taking and will continue to take reasonable measures to comply with such laws, regulations, announcement, provisions and inspection requirements; however, as such laws, regulations, announcement and provisions are relatively new, how these announcements and provisions will be implemented is still subject to changes. We cannot assure you we can adapt our operations to it in a timely manner. Evolving interpretations of such laws, regulations, announcements and provisions or any future regulatory changes might impose additional restrictions on us generating and processing personal and behavioral data. We may be subject to additional regulations, laws and policies adopted by the PRC government to apply more stringent social and ethical standards in data privacy resulting from the increased global focus on this area. To the extent that we need to alter our business model or practices to adapt to these announcement and provisions and future regulations, laws and policies, we could incur additional expenses.

Many overseas jurisdictions have established data privacy and cybersecurity legal framework, for example, the European Union (the “EU”) has adopted the General Data Protection Regulation (the “GDPR”), which requires originations and companies to comply with rules regarding the processing of personal data, including its use, protection and ensuring individual’s access to their own data, to correct or delete personal data about themselves. GDPR also sets out strict requirements pertaining to transfers of personal data outside of the EU. These requirements necessitate careful consideration, and detailed risk assessments, of potential cross border transfers of personal data to ensure compliance with GDPR. In addition to conducting data transfer impact assessments, companies may also need to introduce additional safeguards and put in place contract provisions to ensure that such transfers do not diminish the level of protection that data subjects would otherwise have under GDPR. Failure to meet GDPR requirements could result in penalties of up to EUR 20 million or 4% of annual worldwide turnover from the preceding financial, whichever is the greater.

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

We offer live courses in live-streaming format where the live audio/video data are transmitted through the platforms between the specific recipients instantly without any further redaction. In addition, we also offer video recordings of live streaming courses and certain other audio-video contents on our online platforms to our users. We believe the nature of the raw data we transmit distinguishes us from general providers of internet audio-visual program services. However, we cannot assure you that the competent PRC government authorities will not ultimately take a view contrary to our opinion. Provisional Implementation of the Tentative Categories of Internet Audio-Visual Program Services promulgated by the SAPPRFT, or the Categories, describe “internet audio-visual program services” in a broad manner and we cannot assure you whether the contents we offer or are available on our platforms fall into the definition of “internet audio-visual programs. The PRC government may find that our activities mentioned above or any other content offered on our mobile apps fall within the definition of “internet audio-visual programs” and thus are subject to the licensing requirement for internet audio-visual programs. We currently do not hold a License for Online Transmission of Audio-Visual Programs. If the PRC government determines that our content should be considered as “internet audio-visual programs” for the purpose of the Audio-Visual Program Provisions, we may be required to obtain a License for Online Transmission of Audio-Visual Programs. We are, however, not eligible to apply for such license since we are not a state-owned or state-controlled entity. If this were to occur, we may be subject to penalties, fines, legal sanctions or an order to suspend the provision of our relevant content.

Our failure to obtain, maintain or renew other licenses, approvals, permits, registrations or filings necessary to conduct our and the VIEs’ operations in China could have a material adverse impact on our and the VIEs’ business, financial condition and results of operations.

A number of PRC regulatory authorities, such as the SAIC, the CAC, the Ministry of Industry and Information Technology (MIIT), the SAPPRFT, the Ministry of Civil Affairs, and the Ministry of Human Resources and Social Welfare, regulate different aspects of our business operations, and we are required to obtain a wide range of licenses, approvals, permits, registrations and filings required for conducting our business in China, and we cannot assure you that we have obtained all of them or will continue to maintain or renew all of them.

We may be deemed to provide certain services or conduct certain activities and thus be subject to certain licenses, approvals, permits, registrations and filings due to the lack of official interpretations of certain terms under internet related PRC regulations and laws. For example, certain content posted on our mobile apps and/or websites or otherwise posted by us may be deemed as “online performance” or “internet cultural products,” and our use of such content may be regarded as “internet cultural activities,” thus we may be required to obtain an Internet Culture Business Operating License for provision and operation of such content. In addition, since the definition of “online publishing service” is broad and subject to evolving interpretations, the online distribution of content, including our course materials, through our mobile apps, may be regarded as an “online publishing service” and therefore we may be required to obtain an Online Publishing License. In addition, we deliver certain courses in live-streaming format on our mobile apps which the relevant authorities may regard as a live-streaming platform and may thus require us to make necessary filings as a live-streaming platform. We or third parties post information on our mobile apps and websites that may be viewed as news information, and the release of such information on our mobile apps and websites may be deemed as Internet news information services and therefore require us to obtain Internet news information licenses. Furthermore, our mobile apps operating within the PRC are required to complete the record-filing procedure before their operation. In addition, our current service offerings may be deemed to constitute “online education activities” under the Amended Implementation Rules, as a result of which we may be required to obtain a private school operating permit. Nevertheless, we cannot assure you whether the PRC government authorities would issue more explicit interpretation and rules or promulgate new laws and regulations on permits for online learning services. There can be no assurance that we will be able to successfully obtain corresponding permits, approvals or filings in a timely manner or at all. If the government authorities deem printing and providing physical education materials to users as “publication distribution” under Administrative Provisions on the Publications Market, we may be required to obtain the Publication License. Moreover, the Opinions on Educational Apps require all of educational apps to be filed with competent provincial regulatory authorities in spheres of education. Following the release of the Opinions on Educational Apps, we filed our educational apps with relevant government authorities. However, to implement the Alleviating Burden Opinion, the MOE requires all educational apps that have already been filed with the relevant government authorities to be re-filed to make sure such educational apps comply with relevant compliance requirements under the Alleviating Burden Opinion, and we have already completed such re-filing for certain of our educational apps and are also in the process of re-filing certain other educational apps. As of the date of this annual report, we have not been subject to any material fines or other form of material regulatory or administrative penalties or sanctions due to the lack of any licenses, approvals, permits, registrations and filings. However, we cannot assure you that the PRC government authorities will not take a different view or will not require us to obtain any additional licenses, approvals, permits, registrations and filings, including without limitation to those mentioned above, in the future. Furthermore, although we have obtained a Value-Added Telecommunications Business Operating License, also known as the ICP License, that specifically permits us to provide certain internet information services, due to uncertainties with respect to the interpretation of relevant laws and regulations by PRC government authorities, we cannot assure you that our ICP License covers all the telecommunication services we currently provide, and in the event that our ICP License is found not to cover all the telecommunication services we currently provide, we may be required to obtain an additional Value-Added Telecommunications Business Operating License or to update our existing ICP License. On July 10, 2023, the CAC published the Provisional Administrative Measures for Generative Artificial Intelligence Services, or the Generative AI Services Measures, which took effect on August 15, 2023. The Generative AI Services Measures provide, among others, that any providers of generative AI products with public opinion attributes or social mobilization capabilities shall conduct security assessment in accordance with relevant regulations, and complete the filing procedures in accordance with the Administrative Provisions on Internet Information Service Algorithm Recommendation. As the Generative AI Services Measures were recently released, their promulgation and implementation may be subject to changes, and we cannot assure you that we may complete relevant assessment and filings as required thereunder in a timely manner or at all. Besides, we may develop new business lines or change the operations of certain of our current business among our PRC subsidiaries or VIEs, which may require us to obtain additional licenses, approvals, permits, registrations and filings while there can be no assurance that we are able to successfully obtain such licenses, approvals, permits, registrations and filings in a timely manner or at all. Failures to obtain or update such license, approvals, permits, registrations, assessment or filings may subject us to fines and other regulatory, civil or criminal liabilities, and we may be ordered by the competent government authorities to suspend our services, which will materially and adversely affect our business operation.

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

We have launched products and services in overseas markets, such as Youdao Ads. As we plan to expand our operations in additional emerging markets and regions, we may have to adapt our business models to the local market due to various legal requirements and market conditions. Our international operations and expansion efforts have resulted and may continue to result in increased costs and are subject to a variety of risks, including increased competition, uncertain enforcement of our intellectual property rights, changes and evolutions in overseas market conditions and user preferences, the complexity of compliance with foreign laws and regulations and political or social unrest or economic instability.

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

In recent year, there have been ongoing concerns about the relationship and trade disputes between the United States and China. These tensions have been marked by the imposition of higher tariffs and retaliatory measures from both sides, reflecting broader strategies to address perceived trade imbalances. While these developments have not directly impacted our business, they could affect our customers who export goods to these markets. Additionally, prolonged trade disputes may disrupt global economic conditions, potentially impacting our business and growth prospects.

Separately, we may also be subject to review and enforcement under domestic and foreign laws that screen foreign investment and acquisitions. In both the U.S. and non-U.S. jurisdictions, these regulatory requirements may treat companies differently based on the type of company in question and investor profile in the company. As a result of these laws, investments by particular investors may need to be filed with local regulators, which in turn may impose added costs on our business, impact our operations, and/or limit our ability to engage in strategic transactions that might otherwise be beneficial to us and our investors. These laws are also regularly changed and updated. For example, recently the Office of Investment Security of the U.S. Department of the Treasury issued a final rule (the “Outbound Investment Rule”) to implement the Executive Order 14105, which provided for the establishment of a new national security regulatory framework to control outbound investment from the United States in certain sensitive industry sectors in the People’s Republic of China, including Hong Kong and Macau. The Outbound Investment Rule took effect in January 2025 and restricts U.S. persons’ direct and indirect investment into companies with specified connections to China that engage in specified “Covered Activities” within three areas of technology: semiconductors and microelectronics, quantum information technologies, and artificial intelligence systems. Notably, President Trump issued the America First Trade Policy Memorandum on February 20, 2025, which proposes to further expand the set of technologies of concern. These rules may limit our ability to engage in certain kinds of business operations; they may also limit our ability to raise capital from U.S. and other sources if we engage in the development of such technologies of concern.

In addition, the America First Trade Policy Memorandum also proposes, among other things, that (a) the variable interest entity and subsidiary structures used by foreign-adversary companies that limit the ownership rights and protections for U.S. investors shall be strictly reviewed, and (b) the SEC is directed to determine if adequate financial auditing standards are upheld for companies covered by the Holding Foreign Companies Accountable Act. Despite that the relevant agencies may consider initiating the rulemaking process to implement the relevant aspects of the America First Trade Policy Memorandum, the specific timeline, scope, and final content of any such regulations remain uncertain and subject to change. Any new or more stringent regulations arising from this memorandum could materially impact PRC companies listed on U.S. exchanges, including but not limited to by imposing additional compliance burdens, restricting access to U.S. capital markets, or increasing the risk of delisting.

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

We have in the past acquired and invested in, and may continue to acquire and invest in, other businesses that we believe will help expand or enhance our existing offerings or achieve our strategic objectives. To the extent we acquire other companies and pay a consideration that exceeds the fair value of identifiable fair value of consideration assets and liabilities that the acquired company possesses, the excess of the purchase price over the fair value of the acquired identifiable assets and the assumed liabilities will be recorded as a goodwill. As of December 31, 2024, our goodwill amounted to RMB109.9 million (US$15.1 million), which was primarily derived from our historical acquisition, and our intangible assets amounted to RMB1.1 million (US$0.2 million). In accordance with U.S. GAAP, goodwill and indefinite-lived intangible assets shall be tested for impairment at least annually. Intangible assets with finite lives shall be tested for impairment if their carrying amounts may not be recoverable. If testing indicates that goodwill or intangible assets are impaired, their carrying amounts will be written down based on fair values. Any impairment losses of our goodwill and other intangible assets could adversely affect our financial position and results of operations. Impairment losses on intangible assets from business combination of RMB56.8 million was recognized in 2021. No impairment charge of goodwill and other intangible assets was recognized in 2022, 2023 or 2024.

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

Our management has concluded that our internal control over financial reporting is effective as of December 31, 2024. See “Item 15. Controls and Procedures—Management’s Annual Report on Internal Control over Financial Reporting.” Our independent registered public accounting firm has issued an attestation report, which has concluded that our internal control over financial reporting is effective as of December 31, 2024. However, there is no assurance that we or our auditor will not identify deficiencies in our internal control over financial reporting that are deemed to be material weaknesses and render our internal control over financial reporting ineffective for any future periods. If we fail to maintain the adequacy of our internal control over financial reporting, as these standards are modified, supplemented or amended from time to time, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404. However, if we fail to maintain effective internal control environment, we could suffer material misstatements in our financial statements and fail to meet our reporting obligations, which could cause investors to lose confidence in our reported financial information. This could in turn limit our access to capital markets, harm our results of operations, and lead to a negative impact on the trading price of our ADSs. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the NYSE, regulatory investigations and civil or criminal sanctions.

We have granted, and may continue to grant, share incentives, which may result in increased share-based compensation expenses.

We adopted two share incentive plans in February 2015 (as amended in April 2018 and November 2024) and April 2023, which we refer to as the 2015 Plan and 2023 Plan, respectively, for the purpose of granting share-based compensation awards to employees, officers, directors and consultants to incentivize their performance and promote the success of our business.

We account for compensation costs for share-based awards using a fair-value based method and recognize expenses in our consolidated statements of operations in accordance with U.S. GAAP. As of March 31, 2025, options to purchase a total of 2,694,185 ordinary shares and restricted share units representing a total of 605,288 ordinary shares were outstanding under the 2015 Plan, and no options or restricted share units were outstanding under the 2023 Plan. In addition, we recorded share-based compensation expenses of RMB1.5 million, RMB0.4 million and RMB0.4 million (US$0.1 million), respectively, allocated to us based on equity awards granted to our employees under NetEase’s incentive plans, in 2022, 2023 and 2024. See “Item 7. Major Shareholders and Related Party Transactions—7.B. Related Party Transactions—Transactions with NetEase and Other Related Parties.”

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

We continually review user metrics, such as MAUs, to evaluate growth trends, measure our performance and make strategic decisions. These metrics are calculated using internal data and may not be indicative of our future operating performance. While these numbers are based on what we believe to be reasonable estimates for the applicable period of measurement, there are inherent challenges in measuring how our website and mobile application are used across a large user base. For example, the actual number of individual users, is likely to be lower than that of our MAUs, potentially significantly, due to various reasons such as access to our products and services through multiple mobile devices. We have limited ability to validate or confirm the accuracy of information provided during the user registration process to ascertain whether a new user account created was actually created by an existing user who is registering duplicative accounts. As a result, the number of our MAUs may overstate the number of individuals who access our products and services. In addition, there may be variation in the degree to which MAU is a relevant metric in measuring the user engagement from one product or service to another, due to the different nature and engagement patterns of our various smart devices and learning services. For example, a one-time user of our Youdao Dictionary mobile app and a frequent user taking one of our tutoring services are counted equally as one MAU. If investors do not perceive our operating metrics to accurately represent our operating performance, or if we discover material inaccuracies in our operating metrics, our business, financial condition and results of operations may be materially and adversely affected.

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

The Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, purport to require offshore special purpose vehicles that are controlled by PRC companies or individuals and that have been formed for the purpose of seeking a public listing on an overseas stock exchange through acquisitions of PRC domestic companies or assets to obtain CSRC approval prior to publicly listing their securities on an overseas stock exchange. The interpretation and application of the regulations are subject to changes and may evolve from time to time. If CSRC approval under the M&A Rules is required, it is uncertain whether it would be possible for us to obtain the approval, and any failure to obtain or delay in obtaining CSRC approval for our future issuance of securities overseas would subject us to sanctions imposed by the CSRC and other PRC regulatory agencies.

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

On February 17, 2023, the CSRC released the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies, or the Overseas Listing Trial Measures, and five supporting guidelines, which came into effect on March 31, 2023. Pursuant to the Overseas Listing Trial Measures, domestic companies that seek to offer or list securities overseas, both directly and indirectly, should fulfill the filing procedure and report relevant information to the CSRC. In addition, domestic companies that have been listed on a foreign stock exchange prior to the effective date of the Overseas Listing Trial Measures are required to file with the CSRC within three working days after such domestic company completes a subsequent security offering on the foreign stock exchange on which its securities have been listed. Since the Overseas Listing Trial Measures was newly promulgated, its interpretation, application and enforcement are subject to changes and may evolve from time to time. If the filing procedure with the CSRC under the Overseas Listing Trial Measures is required for any future offerings, listing or any other capital raising activities by us, it is uncertain whether we could complete the filing procedure in a timely manner, or at all.

In addition, on December 28, 2021, the CAC published the Revised Cybersecurity Review Measures, which became effective on February 15, 2022. The Revised Cybersecurity Review Measures provide that a critical information infrastructure operator purchasing network products and services, and platform operators carrying out data processing activities, which affect or may affect national security, shall apply for cybersecurity review and that a platform operator with more than one million users’ personal information aiming to list abroad must apply for cybersecurity review. To the interpretation, application, and enforcement of the Revised Cybersecurity Review Measures and whether to conduct a security offering or maintain our listing status on the NYSE will be subject to the cybersecurity review procedures are subject to changes and may evolve from time to time.

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

Furthermore, if there are any other approvals, filings and/or other administration procedures to be obtained from or completed with the CSRC or other PRC regulatory agencies as required by any new laws and regulations for any of our future proposed offering of securities overseas or the listing of the ADSs, we cannot assure you that we can obtain the required approval or complete the required filings or other regulatory procedures in a timely manner, or at all. Any failure to obtain the relevant approvals or complete the filings and other relevant regulatory procedures may subject us to regulatory actions or other sanctions from the CSRC or other PRC regulatory agencies, which may have a material adverse effect on our and the VIEs’ business, financial condition or results of operations. In addition, implementation of industry-wide regulations affecting our and the VIEs’ operations could cause the value of our securities to significantly decline. Therefore, investors of our company and our and the VIEs’ business face potential uncertainty from actions taken pursuant to the laws and regulations in force at that time affecting our and the VIEs’ business.

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

As of March 31, 2025, NetEase, our controlling shareholder beneficially owned 9.3% of our issued and outstanding Class A ordinary shares and 74.1% of our issued and outstanding Class B ordinary shares, representing 67.2% of the total voting power of our total issued and outstanding share capital (excluding 6,400,197 Class A ordinary shares repurchased in the form of ADSs). NetEase’s voting power gives it the power to control certain actions that require shareholder approval under Cayman Islands law, our memorandum and articles of association and NYSE requirements, including authorization of a plan of merger, changes to our memorandum and articles of association and an increase of the authorized share capital.

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

Risks Related to Our Corporate Structure

There are uncertainties regarding the interpretation and application of current and future PRC laws, regulations, and rules relating to the agreements that establish the VIE structure for our and the VIEs’ operations in China, including potential future actions pursuant to the laws and regulations in force at that time, which could affect the enforceability of our contractual arrangements with the VIEs and, consequently, significantly affect our financial condition and results of operations. If the PRC government finds our contractual arrangements non-compliant with relevant PRC laws, regulations, and rules, or if these laws, regulations, and rules or the interpretation thereof change in the future, we could be subject to severe penalties or be forced to relinquish our interests in the VIEs.

Foreign investment in the value-added telecommunication services industry and certain other business in China is extensively regulated and subject to numerous restrictions or prohibitions. Pursuant to the latest list of special management measures for the market entry of foreign investment, or the Negative List, published by the National Development and Reform Commission (NDRC) and the Ministry of Commerce and effective on November 1, 2024, with a few exceptions, foreign investors are generally not allowed to own more than 50% of the equity interests in a value-added telecommunication service provider.

We are a Cayman Islands company and our wholly owned PRC subsidiaries are currently considered foreign-invested enterprise. Accordingly, our PRC subsidiaries are not eligible to provide value-added telecommunication services and certain other business in China. To ensure strict compliance with the PRC laws and regulations, we conduct such business activities through our wholly owned subsidiaries in China, have entered into a series of contractual arrangements with the VIEs and their shareholders, which enable us to (i) be considered as the primary beneficiary of the VIEs, (ii) receive substantially all of the economic benefits of the VIEs, and (iii) have an exclusive option to purchase all or part of the equity interests and assets in the VIEs when and to the extent permitted by PRC law. As a result of these contractual arrangements, we have been considered as the primary beneficiary of the VIEs for accounting purposes and hence consolidate their financial results as the VIEs under U.S. GAAP, to the extent the conditions of the VIEs under the U.S. GAAP are satisfied. See “Item 4. Information on the Company—4.C. Organizational Structure—Contractual Arrangements with the VIEs and the VIEs’ Respective Shareholders” for further details.

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

We have conducted a series of compliance measures regarding the Alleviating Burden Opinion and the relevant implementation measures. As of the date of this annual report, we no longer offer AST courses on academic subjects for students receiving compulsory education or for high-school students. We may take further necessary measures to comply with the current and future PRC laws and regulations. We believe, to the best of our knowledge, our contractual arrangements do not violate any applicable PRC laws and regulations currently in force in all material aspects. However, the interpretation and application of current and future PRC laws and regulations are subject to changes and may evolve from time to time, thus we cannot preclude the possibility that the PRC regulatory authorities may take a view that is contrary to us. If any of these occurrences results in our inability to direct the activities of the VIEs or our failure to receive the economic benefits from the VIEs and/or our inability to claim our contractual control rights over the assets of the VIEs that conduct substantially all of our and the VIEs’ operations in China, we may not be able to consolidate the entity in our consolidated financial statements in accordance with U.S. GAAP which could materially and adversely affect our financial condition and results of operations and cause our ADSs to significantly decline in value or become worthless.

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

Most of the nominee shareholders of the VIEs are also beneficial owners of the company. Particularly, nominee shareholders of the VIEs are Mr. Feng Zhou, Chief Executive Officer and a shareholder of the company, Mr. Lei Ding, the chief executive officer, director and the largest shareholder of NetEase. Inc., our controlling shareholder, and Mr. Yinghui Wu, the Vice President and a shareholder of the company. The enforceability of the contractual agreements between us, the VIEs and their shareholders depends to a large extent upon whether the VIEs and their shareholders will fulfill these contractual agreements. Their interests in enforcing these contractual agreements may not align with our interests or the interests of our shareholders. If their interest diverges from that of our company and other shareholders, it may potentially increase the risk that they could seek to act contrary to these contractual arrangements. If any of the VIEs or their shareholders fail to perform their respective obligations under the contractual arrangements, we may be limited in our ability to enforce the contractual arrangements that allow us to be considered as the primary beneficiary of the VIEs for accounting purposes, and our ability to consolidate the financial results of the VIEs may be affected. We may have to incur substantial costs and expend additional resources to enforce such arrangements. We may also have to rely on legal remedies under PRC law, including seeking specific performance or injunctive relief, and contractual remedies, which we cannot assure you will be sufficient or effective under PRC law. In addition, if any third parties claim any interest in such shareholders’ equity interests in any of the VIEs, our ability to exercise shareholders’ rights or foreclose the share pledge according to the contractual arrangements may be impaired. If these or other disputes between the shareholders of the VIEs and third parties were to impair the contractual arrangements, our ability to consolidate the financial results of the VIEs would be affected, which would in turn result in a material adverse effect on our business, operations and financial condition. Our contractual arrangements are governed by PRC law and provide for the resolution of disputes through litigation in China. Accordingly, these agreements would be interpreted in accordance with PRC law and any disputes would be resolved in accordance with PRC legal procedures, and these procedures could limit our ability to enforce these contractual arrangements. Meanwhile, there are very few precedents and little formal guidance as to how contractual arrangements in the context of a VIE should be interpreted or enforced under PRC law.

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

Our and the VIEs’ business, financial condition and results of operations may be affected by the Foreign Investment Law.

On March 15, 2019, the National People’s Congress of the PRC promulgated the Foreign Investment Law, which came into effect on January 1, 2020 and replaced the trio of existing laws regulating foreign investment in China, namely, the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-invested Enterprise Law, together with their implementation rules and ancillary regulations. The Foreign Investment Law embodies an expected PRC regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic investments. The enacted Foreign Investment Law does not mention concepts such as “actual control” and “controlling PRC companies by contracts or trusts” that were included in the previous drafts, nor did it specify regulation on controlling through contractual arrangements, and thus this regulatory topic remains unclear under the Foreign Investment Law. However, though the Foreign Investment Law does not explicitly classify contractual arrangements as a form of foreign investment, it contains a catch-all provision under the definition of “foreign investment,” which includes investments made by foreign investors in China through means stipulated in laws or administrative regulations or other methods prescribed by the State Council. Therefore, it still leaves leeway for future laws, administrative regulations or provisions promulgated by the State Council to provide for contractual arrangements as a form of foreign investment. Furthermore, if future laws, administrative regulations or provisions prescribed by the State Council mandate further actions to be taken by companies with respect to existing contractual arrangements, such as unwinding our existing contractual arrangements and/or disposal of our related business operations, we cannot assure you whether we can complete such actions in a timely manner, or at all. Failure to take timely and appropriate measures to cope with any of these or similar regulatory compliance challenges could materially and adversely affect our current corporate structure, corporate governance and business operations.

We rely on contractual arrangements with the VIEs and their shareholders for a large portion of our business operations which may not be as effective as equity ownership in providing operational control.

We primarily have relied and expect to continue to rely on contractual arrangements with the VIEs and their respective shareholders to operate our business in China. These contractual arrangements may not be as effective as equity ownership in providing us with control over the VIEs. For example, the VIEs and their shareholders could breach their contractual arrangements with us by, among other things, failing to conduct their operations in an acceptable manner or taking other actions that are detrimental to our interests. If we had equity ownership of the VIEs, we would be able to exercise our rights as a shareholder to effect changes in the board of directors of the VIEs, which in turn could implement changes, subject to any applicable fiduciary obligations, at the management and operational level. However, under the current contractual arrangements, we rely on the performance by the VIEs and their shareholders of their respective obligations. The shareholders of the VIEs may not act in the best interests of our company or may not perform their obligations under these contracts. Such risks exist throughout the period in which we intend to operate certain portions of our business through the contractual arrangements with the VIEs. If any disputes relating to these contracts remain unresolved, we will have to enforce our rights under these contracts through the operations of PRC law and arbitration, litigation and other legal proceedings. Therefore, our contractual arrangements with the VIEs may not be as effective as equity ownership would be in ensuring our control over the relevant portion of our business operations.

Our contractual arrangements are governed by PRC law. Accordingly, these contracts would be interpreted in accordance with PRC law, and any disputes would be resolved in accordance with PRC legal procedures.

The evolving nature of the PRC legal system could limit our ability to enforce these contractual arrangements. Meanwhile, there are very few precedents and little formal guidance as to how contractual arrangements in the context of a VIE should be interpreted or enforced under PRC law. The tribunal may by their discretion in accordance with the relevant laws and regulations decide the ultimate outcome of such arbitration should legal action become necessary. In addition, under PRC law, rulings by arbitrators are final, parties cannot appeal the arbitration results in courts, and if the losing parties fail to carry out the arbitration awards within a prescribed time limit, the prevailing parties may only enforce the arbitration awards in PRC courts, which would require additional expenses and delay. In the event we are unable to enforce these contractual arrangements, or if we suffer significant delays or other obstacles in the process of enforcing these contractual arrangements, we may not be considered as the primary beneficiary of the VIEs for accounting purposes, and our ability to conduct our and the VIEs’ business may be negatively affected.

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

Risks Related to Doing Business in China

Changes in economic, political or social conditions or government policies in China or globally could have a material adverse effect on our and the VIEs’ business and operations.

Substantially all of our and the VIEs’ assets and operations are located in China. Accordingly, our and the VIEs’ business, financial condition, results of operations and prospects may be influenced to a significant degree by political, economic and social conditions in China generally. Any adverse changes in economic conditions in China or globally, in the policies, laws and regulations could have a material adverse effect on the overall economic growth of the countries where we operate. Such developments could adversely affect our and the VIEs’ business and operating results, lead to a reduction in demand for our services and adversely affect our competitive position. Any prolonged slowdown in the Chinese or global economy may reduce the demand for our products and services and materially and adversely affect our and the VIEs’ business and results of operations.

Uncertainties with respect to the PRC legal system could adversely affect us.

The PRC legal system is a civil law system based on written statutes. Unlike the common law system prior court decisions under the civil law system may be cited for reference but have limited precedential value.

In 1979, the PRC government began to promulgate a comprehensive system of laws and regulations governing economic matters in general. The overall effect of legislation over the past three decades has significantly enhanced the protections afforded to various forms of foreign investments in China. However, the legal system in China is still evolving, and recently enacted laws and regulations may not sufficiently cover all aspects of economic activities in China. In particular, the interpretation and enforcement of these laws and regulations may change from time to time. Since PRC administrative and court authorities have discretion in interpreting and implementing statutory provisions and contractual terms pursuant to relevant laws and regulations, it may be difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy. These uncertainties may affect our judgment on the relevance of legal requirements and our ability to enforce our contractual rights or tort claims.

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

The PRC government may influence our and the VIEs’ operations at any time, or may exert more control over our future overseas offerings or foreign investments in us, which could result in a material change in our and the VIEs’ operation and the value of our ADSs.

We conduct our business primarily through our PRC subsidiaries and the VIEs and their subsidiaries in China. Our operations in China are governed by PRC laws and regulations. The PRC government has significant oversight and discretion over the operation of our and the VIEs’ business, and it may influence our and the VIEs’ operations at any time, which could result in a material adverse change in our and the VIEs’ operation and the value of our ADSs.

The PRC government has recently indicated an intent to exert more oversight over overseas offerings by and/or foreign investments in China-based issuers like us. For example, on July 6, 2021, relevant PRC government authorities promulgated the Opinions on Strictly Cracking Down on Illegal Securities Activities, which emphasized the need to strengthen the administration over “illegal securities activities” and the supervision on overseas listings by China-based companies, and proposed to take effective measures, such as promoting the construction of relevant regulatory systems to deal with the risks and incidents faced by China-based overseas-listed companies, although such opinions did not specify the definition of “illegal securities activities.” Such opinions further provided that the special provisions of the State Council on overseas offerings and listings by those companies limited by shares will be revised and therefore the duties of domestic industry competent authorities and regulatory agencies will be clarified. On February 17, 2023, the CSRC released the Overseas Listing Trial Measures and five supporting guidelines, which came into effect on March 31, 2023. Pursuant to the Overseas Listing Trial Measures, domestic companies that seek to offer or list securities overseas, both directly and indirectly, should fulfill the filing procedure and report relevant information to the CSRC. In addition, domestic companies that have been listed on a foreign stock exchange prior to the effective date of the Overseas Listing Trial Measures are required to file with the CSRC within three working days after such domestic company completes a subsequent security offering on the foreign stock exchange on which its securities have been listed. Since the Overseas Listing Trial Measures was newly promulgated, its interpretation, application and enforcement are still subject to changes from time to time. If the filing procedure with the CSRC under the Overseas Listing Trial Measures is required for any future offerings, listing or any other capital raising activities by us, it is uncertain whether we could complete the filing procedure in a timely manner, or at all.

In addition, on December 28, 2021, the CAC published the Revised Cybersecurity Review Measures, which became effective on February 15, 2022. The Revised Cybersecurity Review Measures provide that a critical information infrastructure operator purchasing network products and services, and platform operators carrying out data processing activities, which affect or may affect national security, shall apply for cybersecurity review and that a platform operator with more than one million users’ personal information aiming to list abroad must apply for cybersecurity review. The interpretation, application, and enforcement of the Revised Cybersecurity Review Measures and whether to conduct a security offering or maintain our listing status on the NYSE will be subject to the cybersecurity review procedures are subject to changes and may evolve from time to time.

It remains uncertain how PRC government authorities will regulate overseas listing in general and whether we are required to complete filing or obtain any specific regulatory approvals from the CSRC, CAC or any other PRC government authorities for our overseas offerings. If the CSRC, CAC or other government authorities later promulgate new rules or explanations requiring that we obtain their approvals for our future overseas offerings or maintain the listing status of our ADS, we may be unable to obtain such approvals in a timely manner, or at all, and such approvals may be rescinded even if obtained. Any such circumstance could significantly limit or completely hinder our ability to continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. In addition, implementation of industry-wide regulations affecting our and the VIEs’ operations could cause the value of our securities to significantly decline. Therefore, investors of our company and our and the VIEs’ business face potential uncertainty from actions taken pursuant to the laws and regulations in force at that time affecting our and the VIEs’ business.

You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions outside the United States against us or our management named in the annual report based on foreign laws.

We are a Cayman Islands company and currently conduct substantially all business operations in China through our subsidiaries incorporated in the PRC and the contractual arrangements among our PRC subsidiaries and the VIEs. Substantially all of our and the VIE’s assets are outside of the United States. In addition, most of our senior executive officers reside outside of the United States for a significant portion of the time and most are not United States nationals. We do not have any material operations or assets in the United States. There are also uncertainties regarding the status of the rights of the Youdao, Inc., our Cayman Islands holding company, with respect to our contractual arrangements with the VIEs, our founders and shareholders. As a result, it may be difficult for our shareholders to effect service of process upon us or those persons inside China, including Hong Kong. In addition, neither China nor Hong Kong has treaties providing for the reciprocal recognition and enforcement of judgments of courts with the Cayman Islands and many other countries and regions. Therefore, recognition and enforcement outside the United States of judgments obtained in a U.S. court in relation to any matter not subject to a binding arbitration provision may be difficult or impossible.

In the absence of mutual and practical cooperation mechanisms, it is generally difficult for any country to provide the necessary information for regulatory investigations or lawsuits initiated overseas. Cross-border shareholder claims or regulatory investigation generally are difficult to pursue and enforce as a matter of law or practicality in China. For example, in China, there are legal requirements to obtaining information needed for shareholder investigations or litigation outside China or otherwise with respect to foreign entities. Although the local authorities in China may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, such regulatory cooperation with the securities regulatory authorities in the Unities States have not been efficient in the absence of mutual and practical cooperation mechanism. No organization or individual may provide the documents and materials relating to securities business activities to overseas parties arbitrarily without the consent of the competent securities regulatory authority in China according to the PRC Securities Law. See also “—Risks Related to Our Class A Ordinary Shares and Our ADSs—You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law for risks associated with investing in us as a Cayman Islands company.”

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

To address the persistent capital outflow and the RMB’s depreciation against the U.S. dollar in the fourth quarter of 2016, the People’s Bank of China and the State Administration of Foreign Exchange, or SAFE, have implemented a series of capital control measures in the subsequent months, including stricter vetting procedures for China-based companies to remit foreign currency for overseas acquisitions, dividend payments and shareholder loan repayments. For instance, the Circular on Promoting the Reform of Foreign Exchange Management and Improving Authenticity and Compliance Review, or the SAFE Circular 3, issued on January 26, 2017, provides that the banks shall, when dealing with dividend remittance transactions from domestic enterprise to its offshore shareholders of more than US$50,000, review the relevant board resolutions, original tax filing form and audited financial statements of such domestic enterprise based on the principal of genuine transaction. The PRC government may continue to strengthen its capital controls and our PRC subsidiaries’ dividends and other distributions may be subject to tightened scrutiny in the future. Any regulation on the ability of our PRC subsidiaries to pay dividends or make other distributions to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business.

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

Any funds we transfer to our PRC subsidiaries, either as a shareholder loan or as an increase in registered capital, as well as any foreign loans we provide to the VIEs, are subject to approval by or registration with relevant governmental authorities in China. According to the relevant PRC regulations on foreign-invested enterprises, or FIEs, in China, capital contributions to our PRC subsidiaries are subject to the reporting with the Ministry of Commerce, or MOFCOM, or its local branches and registration with a local bank authorized by the State Administration of Foreign Exchange, or SAFE. In addition, (i) any foreign loan procured by our PRC subsidiaries is required to be registered with SAFE or its local branches and (ii) any of our PRC subsidiaries may not procure loans which exceed the difference between its total investment amount and registered capital or, as an alternative, only procure loans subject to the calculation approach and limitation as provided in the Notice of the People’s Bank of China on Matters concerning the Macro-Prudential Management of Full-Covered Cross-Border Financing, or the PBOC Notice No. 9. Additionally, any medium or long-term loans to be provided by us to the VIEs must be registered with the NDRC and the SAFE or its local branches. We may not be able to obtain these government approvals or complete such registrations on a timely basis, if at all, with respect to future capital contributions or foreign loans by us to our PRC subsidiaries or loans by us to the VIEs. If we fail to receive such approvals or complete such reporting, registration or filing, our ability to use the proceeds of our overseas financing activities and to capitalize our PRC operations may be negatively affected, which could adversely affect our liquidity and our ability to fund and expand our and the VIEs’ business. See “Item 4. Information on the Company—4.A. History and Development of the Company—Our Corporate History.”

On March 30, 2015, the SAFE promulgated the Circular on Reforming the Management Approach Regarding the Foreign Exchange Capital Settlement of Foreign-Invested Enterprises, or SAFE Circular 19, which took effect as of June 1, 2015. SAFE Circular 19 launched a nationwide reform of the administration of the settlement of the foreign exchange capitals of FIEs and allows FIEs to settle their foreign exchange capital at their discretion but continues to prohibit FIEs from using the Renminbi fund converted from their foreign exchange capital for expenditure beyond their business scopes, providing entrusted loans or repaying loans between nonfinancial enterprises. The SAFE issued the Circular on Reforming and Regulating Policies on the Control over Foreign Exchange Settlement of Capital Accounts, or SAFE Circular 16, effective in June 2016. Pursuant to SAFE Circular 16, enterprises registered in China may also convert their foreign debts from foreign currency to Renminbi on a self-discretionary basis. SAFE Circular 16 provides an integrated standard for conversion of foreign exchange under capital account items (including but not limited to foreign currency capital and foreign debts) on a self-discretionary basis which applies to all enterprises registered in China. SAFE Circular 16 reiterates the principle that Renminbi converted from foreign currency-denominated capital of a company may not be directly or indirectly used for purposes beyond its business scope or prohibited by PRC laws or regulations, while such converted Renminbi shall not be provided as loans to its non-affiliated entities. On October 23, 2019, SAFE issued Notice of the State Administration of Foreign Exchange on Further Promoting the Facilitation of Cross-border Trade and Investment, or the Circular 28. Circular 28 allows non-investment foreign-invested enterprises to use their capital funds to make equity investments in China, provided that such investments do not violate the Negative List and the target investment projects are genuine and in compliance with PRC laws. However, there remains uncertainty as to the interpretation and application of Circular 28 and any other future foreign exchange related rules. Violations of these Circulars could result in severe monetary or other penalties. SAFE Circular 19 and SAFE Circular 16 may significantly limit our ability to use Renminbi converted from the net proceeds of our initial public offering, the concurrent private placements to Orbis and follow-on offering to fund the establishment of new entities in China by the VIEs, to invest in or acquire any other PRC companies through our PRC subsidiaries, or to establish new VIEs in China, which may adversely affect our and the VIEs’ business, financial condition and results of operations.

The PCAOB had historically been unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections of our auditor in the past has deprived our investors with the benefits of such inspections.

Our auditor, the independent registered public accounting firm that issues the audit report included elsewhere in this annual report, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. The auditor is located in mainland China, a jurisdiction where the PCAOB was historically unable to conduct inspections and investigations completely before 2022. As a result, we and our investors in the ADSs were deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in mainland China in the past has made it more difficult to evaluate the effectiveness of our independent registered public accounting firm’s audit procedures or quality control procedures as compared to auditors outside of mainland China that are subject to the PCAOB inspections. On December 15, 2022, the PCAOB issued a report that vacated its December 16, 2021 determination and removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. However, if the PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in mainland China and Hong Kong, and we use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the SEC, we and investors in our ADSs would be deprived of the benefits of such PCAOB inspections, which could cause investors and potential investors in the ADSs to lose confidence in our audit procedures and reported financial information and the quality of our financial statements.

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

Governmental regulations of currency conversion may limit our ability to utilize our revenues effectively and affect the value of your investment.

The PRC government imposes regulations on the convertibility of the Renminbi into foreign currencies and, in certain cases, the remittance of currency out of China. We receive substantially all of our revenues in Renminbi. Under our current corporate structure, our Cayman Islands holding company primarily relies on dividend payments from our PRC subsidiaries to fund any cash and financing requirements we may have. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval of SAFE by complying with certain procedural requirements. Specifically, under the existing exchange restrictions, without prior approval of SAFE, cash generated from the operations of our PRC subsidiaries in China may be used to pay dividends to our company. However, approval from or registration with appropriate government authorities is required where Renminbi is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. As a result, we need to obtain SAFE approval to use cash generated from the operations of our PRC subsidiaries and the VIEs to pay off their respective debt in a currency other than Renminbi owed to entities outside China, or to make other capital expenditure payments outside China in a currency other than Renminbi. The PRC government may in the future restrict access to foreign currencies for current account transactions. If the foreign exchange regulation system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, we may not be able to pay dividends in foreign currencies to our shareholders, including holders of the ADSs.

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

Furthermore, as the interpretation and implementation of these foreign exchange regulations has been constantly evolving, we cannot assure you how these regulations, and any future regulation concerning offshore or cross-border transactions, will be interpreted, amended and implemented by the relevant government authorities. For example, we may be subject to a more stringent review and approval process with respect to our foreign exchange activities, such as remittance of dividends and foreign-currency-denominated borrowings, which may adversely affect our financial condition and results of operations. In addition, if we decide to acquire a PRC domestic company, we cannot assure you that we or the owners of such company, as the case may be, will be able to obtain the necessary approvals or complete the necessary filings and registrations required by the foreign exchange regulations. This may restrict our ability to implement our acquisition strategy and could adversely affect our business and prospects.

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

Regulation of information disseminated over the internet in China may adversely affect our business and reputation and subject us to liability for information displayed on our website.

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

In the absence of mutual and practical cooperation mechanisms, it is generally difficult for any country to provide the necessary information for regulatory investigations or lawsuits initiated overseas. Cross-border shareholder claims or regulatory investigation generally are difficult to pursue and enforce as a matter of law or practicality in China. For example, in China, there are legal requirements to providing information needed for regulatory investigations or litigation initiated outside China. Although the authorities in China may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, such cooperation with the securities regulatory authorities in the Unities States may not be efficient in the absence of mutual and practical cooperation mechanism. Furthermore, according to Article 177 of the PRC Securities Law, or Article 177, which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigation or evidence collection activities within the territory of the PRC. In addition, the Overseas Listing Trial Measures provides, among others, that domestic companies or individuals shall obtain consents from the CSRC and other relevant competent authorities before such domestic companies provide relevant documents and materials required by overseas securities regulators for investigation and collection of evidence. While detailed interpretation of or implementation rules under Article 177 and the above-mentioned provision of the Overseas Listing Trial Measures have yet to be promulgated, the inability for an overseas securities regulator to directly conduct investigation or evidence collection activities within China and the required prior consent from the CSRC may further increase difficulties faced by you in protecting your interests.

Risks Related to Our Class A Ordinary Shares and Our ADSs

Our dual-class share structure with different voting rights may adversely affect the value and liquidity of the ADSs.

We cannot predict whether our dual-class share structure with different voting rights will result in a lower or more volatile market price of the ADSs, in adverse publicity, or other adverse consequences. Certain index providers have announced restrictions on including companies with multiple-class share structures in certain of their indices. In the past, certain index providers and shareholder advisory firms have expressed opposition to multi-class share structures, with some excluding companies with multi-class share structures from their indices or raising concerns about their corporate governance. Because of our dual-class structure, we will likely be excluded from these indices and other stock indices that take similar actions. Given the sustained flow of investment funds into passive strategies that seek to track certain indices, exclusion from certain stock indices would likely preclude investment by many of these funds and could make the ADSs less attractive to investors. In addition, several shareholder advisory firms have announced their opposition to the use of multiple class structure and our dual-class structure may cause shareholder advisory firms to publish negative commentary about our corporate governance, in which case the market price and liquidity of the ADSs could be adversely affected.

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

Sales of substantial amounts of ADSs in the public market, or the perception that these sales could occur, could adversely affect the market price of the ADSs and could materially impair our ability to raise capital through equity offerings in the future. As of March 31, 2025, we had 31,280,889 Class A ordinary shares (excluding 6,400,197 Class A ordinary shares repurchased in the form of ADSs) and 88,288,360 Class B ordinary shares outstanding. The ADSs representing our Class A ordinary shares sold in our initial public offering are freely transferable by persons other than our “affiliates” without restriction or further registration under the Securities Act. The remaining ordinary shares outstanding will be available for sale, subject to volume and other restrictions as applicable under Rules 144 and 701 under the Securities Act. We cannot predict what effect, if any, market sales of securities held by our significant shareholders or any other shareholder or the availability of these securities for future sale will have on the market price of the ADSs.

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

NetEase, Dr. Zhou and certain individual minority shareholders who are our employees collectively beneficially owned all of our issued and outstanding Class B ordinary shares as of the date of this annual report. As of March 31, 2025, these Class B ordinary shares constituted approximately 73.8% of our total issued and outstanding share capital and 89.4% of the aggregate voting power of our total issued and outstanding share capital (excluding 6,400,197 Class A ordinary shares repurchased in the form of ADSs). In particular, Class B ordinary shares owned by NetEase constituted approximately 54.7% of our total issued and outstanding share capital and 66.2% of the aggregate voting power of our total issued and outstanding share capital as of March 31, 2025 (excluding 6,400,197 Class A ordinary shares repurchased in the form of ADSs).

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

Based on the composition of our income and assets and the estimated value of our assets, including goodwill and other intangible assets, which is based on the price of the ADSs, we believe that we were not a PFIC for our 2024 taxable year. However, our PFIC status for any taxable year will depend on the composition of our income and assets and the value of our assets from time to time (which may be determined, in large part, by reference to the market price of the ADSs, which has been volatile). Because we hold a substantial amount of cash and financial investments, fluctuations in the market price of our ADSs could cause us to become a PFIC for the current or any future taxable year if the value of our assets (including goodwill and other intangible assets) is determined by reference to our market capitalization. Moreover, it is not entirely clear how the contractual arrangements between us and the VIEs will be treated for purposes of the PFIC rules, and we may be or become a PFIC if the VIEs are not treated as owned by us for these purposes. In addition, the extent to which our goodwill should be characterized as an active asset is not entirely clear. Furthermore, our PFIC status for any taxable year is an annual determination that could be made only after the end of that year. For these reasons, and because the composition of our income and assets may change over time, there can be no assurance that we were not, or will not be, a PFIC for any taxable year. If we are a PFIC for any taxable year during which a U.S. taxpayer holds ADSs or Class A ordinary shares, the U.S. taxpayer generally will be subject to adverse U.S. federal income tax consequences, including increased tax liability on disposition gains and “excess distributions” and additional reporting requirements. See “Item 10. Additional Information—10.E. Taxation—Material U.S. Federal Income Tax Considerations—Passive Foreign Investment Company Rules.”

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

We ceased to offer the Academic AST Business in the fourth quarter of 2021, in order to fully comply with applicable PRC regulatory requirements adopted by the PRC government in the second half of 2021. Between 2016 and 2024, we continued to expand our suite of smart devices, which primarily include Youdao Dictionary Pen and Youdao Listening Pod. We also strategically expanded our learning services to include a wide range of STEAM courses, catering to various age groups’ learning needs, which mainly consist of Youdao iCode.

Since 2022, we introduced a number of new intelligent learning devices, primarily including (i) Youdao Dictionary Pen X5, which is equipped with the first dictionary pen smart operation system, (ii) Youdao Dictionary Pen X6 Pro, which is the first dictionary pen powered by our large language model, Confucius, and (iii) Youdao Listening Pod Pro, which customizes English listening content to cater to learners’ specific needs. For more information, see “Item 4. Information on the Company—4.B. Business Overview—Our Offerings—Smart Devices.” We also expanded our learning services and launched Youdao Literature Creative Writing, a series of services to develop and cultivate children’s humanistic literacy.

In 2023, leveraging the rapid advancement of generative AI technologies, we developed our own large language model (LLM), Confucius, and unveiled a suite of AI-driven tools underpinned by Confucius’s capabilities since 2023, including Hi Echo, an AI-driven digital human language coach providing personalized oral English speaking practice and real-time feedback, enabled through Confucius, and Mr. P AI Tutor, a conversation-based tool designed to extend the application of Confucius to real-time and multi-modality learning features across major subjects for students.

In 2024, we leveraged our powerful LLM capabilities to upgrade Youdao Lingshi with more personalized features. Since 2024, we introduced a number of new intelligent learning products, such as Youdao Dictionary Pen X7, Youdao Dictionary Pen X7 Pro, Youdao Dictionary Pen A7 Pro and Youdao SpaceOne, a brand-new dictionary pen.

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

In July 2016, Youdao HK was incorporated under the laws of Hong Kong. Youdao HK currently operates our overseas online marketing and AI-driven subscription businesses.

Between December 2016 and November 2017, through a number of transactions, we acquired the entire interests in Youdao Information and, through certain contractual arrangements, the control of Youdao Computer.

In April 2018, we issued a total of 6,814,815 Series A preferred shares to certain investors for an aggregate consideration of US$70.0 million.

Due to the restrictions imposed by PRC laws and regulations on foreign ownership of companies engaged in value-added telecommunication services and certain other businesses, certain of our PRC subsidiaries entered into a series of contractual arrangements, as amended and restated, with the VIEs, as well as their respective shareholders, through such contractual arrangements we are regarded as the primary beneficiary of each of the VIEs for accounting purposes. We treat them as VIEs under U.S. GAAP and have consolidated the financial results of these entities in our consolidated financial statements in accordance with U.S. GAAP, to the extent the conditions for consolidation of the VIEs under the U.S. GAAP are satisfied. We refer to Youdao Information and Youdao Hangzhou as our wholly foreign owned entities, or WFOEs, and to Youdao Computer, Linjiedian Education and Youdao Guangzhou Computer as the VIEs, in this annual report. For more details and risks related to the VIE structure, please see “—4.C. Organizational Structure—Contractual Arrangements with the VIEs and the VIEs’ Respective Shareholders” and “Item 3. Key Information—3.D. Risk Factors—Risks Related to Our Corporate Structure.”

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

	As of December 31, 2023
	Youdao, Inc.	Other Subsidiaries	Primary beneficiaries of VIEs	VIEs and their subsidiaries	Eliminations	Total

	(RMB in thousands)
Cash and cash equivalents	2,516	40,162	212,438	199,420	—	454,536
Time deposits	—	—	277	—	—	277
Restricted cash	—	—	290	105	—	395
Short-term investments	—	—	—	71,848	—	71,848
Accounts receivable, net	—	120,137	35,224	198,645	—	354,006
Amounts due from NetEase Group	—	1,619	3,144	21,354	—	26,117
Amounts due from Youdao Group Companies(1)	2,939,423	153,887	1,345,527	1,207,155	(5,645,992)	—
Other assets	1,687	256,970	170,654	329,705	—	759,016
Total assets	2,943,626	572,775	1,767,554	2,028,232	(5,645,992)	1,666,195
Contract liabilities	—	24,612	49,945	978,065	—	1,052,622
Amounts due to NetEase Group	3,769	2,758	62,588	13,315	—	82,430
Amounts due to Youdao Group Companies(1)	—	769,488	4,290,884	585,620	(5,645,992)	—
Short-term loans from NetEase Group	—	—	878,000	—	—	878,000
Long-term loans from NetEase Group	630,360	—	—	—	—	630,360
Deficit/(Investment) in subsidiaries and VIEs(2)	4,491,632	3,991,277	(120,299)	—	(8,362,610)	—
Other liabilities	4,601	286,974	529,602	330,709	—	1,151,886
Total liabilities	5,130,362	5,075,109	5,690,720	1,907,709	(14,008,602)	3,795,298
Total mezzanine equity	—	—	—	37,961	—	37,961
Youdao’s shareholders’ (deficit)/equity(2)	(2,186,736)	(4,491,632)	(3,923,166)	52,188	8,362,610	(2,186,736)
Noncontrolling interests	—	(10,702)	—	30,374	—	19,672
Total shareholders’ (deficit)/equity	(2,186,736)	(4,502,334)	(3,923,166)	82,562	8,362,610	(2,167,064)
Total liabilities, mezzanine equity and shareholders’ (deficit)/equity	2,943,626	572,775	1,767,554	2,028,232	(5,645,992)	1,666,195

	As of December 31, 2024
	Youdao, Inc.	Other Subsidiaries	Primary beneficiaries of VIEs	VIEs and their subsidiaries	Eliminations	Total

	(RMB in thousands)
Cash and cash equivalents	9,892	83,402	242,421	257,006	—	592,721
Restricted cash	—	808	93	2,666	—	3,567
Short-term investments	—	—	—	63,064	—	63,064
Accounts receivable, net	—	193,406	43,962	181,276	—	418,644
Amounts due from NetEase Group	—	7,940	4,876	66,884	—	79,700
Amounts due from Youdao Group Companies(1)	2,745,919	154,649	1,796,917	1,190,394	(5,887,879)	—
Other assets	27	219,400	123,061	314,211	—	656,699
Total assets	2,755,838	659,605	2,211,330	2,075,501	(5,887,879)	1,814,395
Contract liabilities	—	40,396	64,625	856,003	—	961,024
Amounts due to NetEase Group	2,414	2,140	13,484	3,959	—	21,997
Amounts due to Youdao Group Companies(1)	7,125	1,041,093	4,069,581	770,080	(5,887,879)	—
Short-term loan from NetEase Group	—	—	878,000	—	—	878,000
Long-term loans from NetEase Group	496,000	—	417,000	—	—	913,000
Deficit/(Investment) in subsidiaries and VIEs(2)	4,387,757	3,673,106	(124,120)	—	(7,936,743)	—
Other liabilities	2,500	301,093	497,242	328,851	—	1,129,686
Total liabilities	4,895,796	5,057,828	5,815,812	1,958,893	(13,824,622)	3,903,707
Youdao’s shareholders’ (deficit)/equity(2)	(2,139,958)	(4,387,757)	(3,604,482)	55,496	7,936,743	(2,139,958)
Noncontrolling interests	—	(10,466)	—	61,112	—	50,646
Total shareholders’ (deficit)/equity	(2,139,958)	(4,398,223)	(3,604,482)	116,608	7,936,743	(2,089,312)
Total liabilities and shareholders’ (deficit)/equity	2,755,838	659,605	2,211,330	2,075,501	(5,887,879)	1,814,395

	For the Year Ended December 31, 2022
	Youdao, Inc.	Other Subsidiaries	Primary beneficiaries of VIEs	VIEs and their subsidiaries	Eliminations	Total

	(RMB in thousands)
Net revenues:
Third-party net revenues	—	1,321,894	185,818	3,505,470	—	5,013,182
Intra-Group net revenues related to technical consulting and related services(3)	—	—	2,767,812	—	(2,767,812)	—
Other intra-Group net revenues(4)	—	380,029	151,876	10,512	(542,417)	—

Total net revenues	—	1,701,923	3,105,506	3,515,982	(3,310,229)	5,013,182
Cost and expenses:
Third-party cost and expenses	(12,861)	(1,772,728)	(3,242,309)	(759,964)	—	(5,787,862)
Intra-Group cost and expenses related to technical consulting and related services(3)	—	—	—	(2,767,812)	2,767,812	—
Other intra-Group cost and expenses(4)	—	(146,346)	(393,386)	(2,685)	542,417	—

Total cost and expenses	(12,861)	(1,919,074)	(3,635,695)	(3,530,461)	3,310,229	(5,787,862)
Loss from operations	(12,861)	(217,151)	(530,189)	(14,479)	—	(774,680)
Share of loss of subsidiaries and VIEs(2)	(701,280)	(499,247)	(63,392)	—	1,263,919	—
Net loss from continuing operations	(727,032)	(706,110)	(539,015)	(31,540)	1,263,919	(739,778)
Net loss from discontinued operations						(6,105)
Net loss attributable to ordinary shareholders of the company	(727,032)	(701,280)	(544,883)	(17,756)	1,263,919	(727,032)

	For the Year Ended December 31, 2023
	Youdao, Inc.	Other Subsidiaries	Primary beneficiaries of VIEs	VIEs and their subsidiaries	Eliminations	Total

	(RMB in thousands)
Net revenues:
Third-party net revenues	—	1,052,123	205,027	4,132,058	—	5,389,208
Intra-Group net revenues related to technical consulting and related services(3)	—	—	2,881,029	—	(2,881,029)	—
Other intra-Group net revenues(4)	—	427,601	189,772	16,871	(634,244)	—

Total net revenues	—	1,479,724	3,275,828	4,148,929	(3,515,273)	5,389,208
Cost and expenses:
Third-party cost and expenses	(8,970)	(1,637,356)	(3,048,984)	(1,160,224)	—	(5,855,534)
Intra-Group cost and expenses related to technical consulting and related services(3)	—	—	—	(2,881,029)	2,881,029	—
Other intra-Group cost and expenses(4)	—	(131,472)	(439,158)	(63,614)	634,244	—

Total cost and expenses	(8,970)	(1,768,828)	(3,488,142)	(4,104,867)	3,515,273	(5,855,534)
(Loss)/Income from operations	(8,970)	(289,104)	(212,314)	44,062	—	(466,326)
Share of (loss)/income of subsidiaries and VIEs(2)	(504,965)	(179,866)	38,623	—	646,208	—
Net (loss)/income attributable to ordinary shareholders of the company	(549,935)	(504,965)	(175,175)	33,932	646,208	(549,935)

	For the Year Ended December 31, 2024
	Youdao, Inc.	Other Subsidiaries	Primary beneficiaries of VIEs	VIEs and their subsidiaries	Eliminations	Total

	(RMB in thousands)
Net revenues:
Third-party net revenues	—	1,345,381	172,823	4,107,715	—	5,625,919
Intra-Group net revenues related to technical consulting and related services(3)	—	—	2,626,436	—	(2,626,436)	—
Other intra-Group net revenues(4)	—	379,346	203,024	19,909	(602,279)	—

Total net revenues	—	1,724,727	3,002,283	4,127,624	(3,228,715)	5,625,919
Cost and expenses:
Third-party cost and expenses	(7,075)	(1,752,214)	(2,290,822)	(1,426,987)	—	(5,477,098)
Intra-Group cost and expenses related to technical consulting and related services(3)	—	—	—	(2,626,436)	2,626,436	—
Other intra-Group cost and expenses(4)	—	(135,352)	(384,334)	(82,593)	602,279	—

Total cost and expenses	(7,075)	(1,887,566)	(2,675,156)	(4,136,016)	3,228,715	(5,477,098)
(Loss)/Income from operations	(7,075)	(162,839)	327,127	(8,392)	—	148,821
Share of income of subsidiaries and VIEs(2)	123,840	320,580	1,840	—	(446,260)	—
Net income attributable to ordinary shareholders of the company	82,213	123,840	321,708	712	(446,260)	82,213

	For the Year Ended December 31, 2022
	Youdao, Inc.	Other Subsidiaries	Primary beneficiaries of VIEs	VIEs and their subsidiaries	Eliminations	Total

	(RMB in thousands)
Cash flows from operating activities:
Net cash (used in)/provided by transactions with third parties	(20,057)	(563,565)	(2,970,139)	2,950,638	—	(603,123)
Net cash provided by/(used in) transactions with intra-Group companies related to technical consulting and related services	—	—	2,944,165	(2,944,165)	—	—
Net cash (used in)/provided by other transactions with intra-Group companies	(488)	534,758	54,872	(589,142)	—	—

Net cash (used in)/provided by operating activities	(20,545)	(28,807)	28,898	(582,669)	—	(603,123)
Cash flows from investing activities:
Net cash provided by/(used in) transactions with third parties	—	26,607	161,498	(62,282)	—	125,823
Capital injection to subsidiaries(2)	—	—	(25,000)	—	25,000	—
Loans made to subsidiaries(5)	(272,940)	—	(30,000)	—	302,940	—
Repayment of loans from subsidiaries(5)	14,354	—	—	—	(14,354)	—

Net cash (used in)/provided by investing activities	(258,586)	26,607	106,498	(62,282)	313,586	125,823
Cash flows from financing activities:
Net cash provided by transactions with third parties	184,649	—	—	—	—	184,649
Capital contribution to subsidiaries(2)	—	25,000	—	—	(25,000)	—
Loans received from parent company and primary beneficiaries of VIEs(5)	—	30,000	272,940	—	(302,940)	—
Repayment of loans to parent company(5)	—	(14,354)	—	—	14,354	—

Net cash provided by financing activities	184,649	40,646	272,940	—	(313,586)	184,649

	For the Year Ended December 31, 2023
	Youdao, Inc.	Other Subsidiaries	Primary beneficiaries of VIEs	VIEs and their subsidiaries	Eliminations	Total

	(RMB in thousands)
Cash flows from operating activities:
Net cash (used in)/provided by transactions with third parties	(43,508)	(815,161)	(2,922,369)	3,342,893	—	(438,145)
Net cash provided by/(used in) transactions with intra-Group companies related to technical consulting and related services	—	—	3,287,474	(3,287,474)	—	—
Net cash (used in)/provided by other transactions with intra-Group companies	(6,761)	498,924	(444,799)	(47,364)	—	—

Net cash (used in)/provided by operating activities	(50,269)	(316,237)	(79,694)	8,055	—	(438,145)
Cash flows from investing activities:
Net cash (used in)/provided by transactions with third parties	—	(19,615)	198,176	(52,988)	—	125,573
Capital injection to VIE(2)	—	—	(5,000)	—	5,000	—
Loans made to subsidiaries(5)	—	—	(361,000)	—	361,000	—
Repayment of loans from subsidiaries(5)	41,309	—	3,500	—	(44,809)	—

Net cash provided by/(used in) investing activities	41,309	(19,615)	(164,324)	(52,988)	321,191	125,573
Cash flows from financing activities:
Net cash used in transactions with third parties	(18,942)	—	—	—	—	(18,942)
Capital contribution to VIE(2)	—	—	—	5,000	(5,000)	—
Loans received from primary beneficiaries of VIEs(5)	—	361,000	—	—	(361,000)	—
Repayment of loans to parent company and primary beneficiaries of VIEs(5)	—	(44,809)	—	—	44,809	—

Net cash (used in)/provided by financing activities	(18,942)	316,191	—	5,000	(321,191)	(18,942)

	For the Year Ended December 31, 2024
	Youdao, Inc.	Other Subsidiaries	Primary beneficiaries of VIEs	VIEs and their subsidiaries	Eliminations	Total

	(RMB in thousands)
Cash flows from operating activities:
Net cash (used in)/provided by transactions with third parties	(43,886)	(717,179)	(2,534,079)	3,227,232	—	(67,912)
Net cash provided by/(used in) transactions with intra-Group companies related to technical consulting and related services	—	—	3,091,212	(3,091,212)	—	—
Net cash provided by/(used in) other transactions with intra-Group companies	7,462	593,578	(517,568)	(83,472)	—	—

Net cash (used in)/provided by operating activities	(36,424)	(123,601)	39,565	52,548	—	(67,912)
Cash flows from investing activities:
Net cash (used in)/provided by transactions with third parties	—	(20,216)	(3,169)	9,800	—	(13,585)
Capital injection to VIE(2)	—	—	(1,000)	—	1,000	—
Loans made to subsidiaries(5)	(8,860)	—	(206,000)	—	214,860	—
Repayment of loans from subsidiaries and primary beneficiaries of VIEs(5)	241,041	—	—	—	(241,041)	—

Net cash provided by/(used in) investing activities	232,181	(20,216)	(210,169)	9,800	(25,181)	(13,585)
Cash flows from financing activities:
Net cash (used in)/provided by transactions with third parties	(188,488)	—	417,000	—	—	228,512
Capital contribution to VIE(2)	—	—	—	1,000	(1,000)	—
Loans received from parent company and primary beneficiaries of VIEs(5)	—	214,860	—	—	(214,860)	—
Repayment of loans to parent company(5)	—	(27,003)	(214,038)	—	241,041	—

Net cash (used in)/provided by financing activities	(188,488)	187,857	202,962	1,000	25,181	228,512

Notes:

(1)	It represents the elimination of intercompany balances among Youdao, Inc., other subsidiaries, primary beneficiaries of the VIEs, and the VIEs and their subsidiaries.
(2)	It represents the elimination of the investments among Youdao, Inc., other subsidiaries, primary beneficiaries of the VIEs, and the VIEs and their subsidiaries.
(3)	It represents the elimination of the intercompany technical consulting and related services at the consolidation level.
(4)	It represents the elimination of other intercompany transactions at the consolidation level.
(5)	It represents the elimination of loans from Youdao, Inc. to other subsidiaries and primary beneficiaries of the VIEs, and loans from primary beneficiaries of the VIEs to other subsidiaries.

4.B. Business Overview

What is Youdao

Youdao makes learning happen.

Since its inception, Youdao has developed and used technologies to provide learning applications, content, devices and solutions to users of all ages.

Youdao is strategically positioned as an AI-powered solutions provider specializing in artificial intelligence applications for the learning and advertising verticals.

Today, for tens of millions of people, Youdao is the go-to destination for looking up a word, translating a foreign language, preparing for an exam, or picking up a new skill. Through technology, we enrich the lives of people of all ages every day, guiding them on their journey of pursuing knowledge and sharing ideas.

What Youdao Offers

Youdao was founded in 2006 as part of NetEase, a leading internet technology company in China, dedicated to providing online services centered around content, community, communication and commerce. In 2007, we launched our flagship Youdao Dictionary, which is China’s leading language app. Youdao Dictionary had 44.5 million average MAUs in 2024. Youdao is strategically positioned as an AI-powered solutions provider specializing in artificial intelligence applications for the learning and advertising verticals.

The early success of Youdao Dictionary has enabled us to attract a massive user base, build a strong brand, and expand into a broad range of products and services addressing people’s lifelong learning needs:

•

Online learning—primarily include (1) digital content services, which provide interactive learning features, primarily including Youdao Lingshi and Youdao Literature, (2) STEAM courses (operated mainly through Youdao Premium Courses), mainly consisting of Youdao iCode, and (3) adult courses, mainly including China University MOOC. We use our extensive experience and know-how from the current course offerings to train instructors and teaching assistants and inform our course development, which help us attract and retain students. We integrate our core technologies into the learning and teaching process to create an engaging, interactive and customized learning experience across our online learning.

•

AI-driven subscription—a collection of subscription services, empowered by advanced technologies powered by Confucius LLM. These services are convenient, smart and powerful. We offer some of these services for free, and monetize their massive user bases mainly through subscription and advertisement. In addition, these services have also helped drive organic user traffic to our learning services and other products and services.

•

Online marketing services—the provision of different formats of advertisement, mainly including performance-based advertising services that are facilitated by AI technologies and global marketing and promotion services.

•

Smart devices—primarily include Youdao Dictionary Pen and Youdao Listening Pod. Our approach to such devices is a seamless integration of AI algorithms and data processing into hardware devices that supplement our AI-driven subscription services and learning services. Our smart devices allow us to further enhance users’ learning experience and efficiency.

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

Our Technologies

Our leadership in technology is built by our smart, creative, diverse and dedicated team. We had a team of 606 R&D and related personnel as of December 31, 2024, whose expertise spans a broad range of disciplines, from natural language processing and computer vision, to automatic speech recognition, machine learning and data mining. We have also founded Youdao AI Lab, our innovation center, to drive technology, enhance innovation and nurture aspiring engineers and entrepreneurs to propel our long-term growth.

Over the years, we have developed the following core technologies to deliver an effective and enjoyable learning experience to our users across our comprehensive suite of products and services. With the application of advanced AI and LLM-driven technologies, we have implemented efficient and high-quality offline and online models in the following core technologies:

•

Large language model (LLM). We leverage the language understanding and generation from the LLM to achieve customized learning functions, and have developed our proprietary LLM Confucius. Confucius integrates the knowledge of different school subjects and provides students with personalized analysis and instructions, which can be used in various application scenarios, including translation, oral language tutoring and composition mentoring. In 2024, we launched Confucius LLM 2.0, which enables innovative AI-driven services, such as Mr. P AI Tutor, a conversation-based tool, the upgraded version of our digital human language coach Hi Echo, and QAnything, a retrieval-augmented generation (RAG) platform. In 2025, we introduced Confucius-o1, a lightweight reasoning model which improves step-by-step reasoning with advanced technology. We have applied Confucius to our learning services, such as Youdao Lingshi and Youdao Desktop Translation, and our smart devices, such as Hi Echo in Youdao Dictionary Pen.

•

Machine translation. We have successfully developed industry-leading neural machine translation (NMT) technology, which leverages deep learning of language data to produce significantly better translation results as compared to traditional machine translation models. Powered by our proprietary LLM Confucius, our industry-leading translation model utilizes techniques such as model fusion and online direct preference optimization (DPO) to improve translation performance. With fewer parameters, our LLM-driven machine translation delivers offline translation quality superior to many online NMT models.

•

Computer vision (CV). We offer a wide suite of proprietary optical character recognition (OCR) technologies specifically designed to recognize massive volumes of physical learning materials. Our OCR technologies enable swift and precise recognition of (i) cursive handwriting; (ii) formula, (iii) text in mixed languages; and (iv) tilted texts. We apply various proprietary CV technologies, such as image stitching and rectification model, to achieve optimal performance in pen scanners. Our CV technologies are versatile and robust, capable of adapting to various optical conditions from different scanner pen structures, which empowers our product design with great flexibility and ultimately leads to our competitiveness in the smart device market.

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

•

Automatic speech recognition (ASR) and text-to-speech (TTS). We have developed advanced ASR technologies with industry-leading accuracy rates in Chinese and English. We use extensive human voice data generated by our users to reinforce our ASR models to improve recognition accuracy. Our ASR technologies generate superior results in noise reduction, speech separation and real-time ASR. We also have developed industry-leading TTS capability that converts text into human-like speech in Chinese, English, Japanese, Korean and Portuguese, powered by machine learning, facilitating lifelike interactions with our users.

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

Our Offerings

A Holistic Product Innovation Approach

Learning is a lifelong process. With this in mind, we offer a comprehensive portfolio of products and services to cater to people’s varying learning needs throughout their lives.

•	Online learning, mainly including digital content services, STEAM courses, and adult courses;

•

AI-driven subscription, primarily including Youdao Dictionary and other dictionary and translation tools, as well as AI-based learning tools powered by our Confucius LLM, such as Hi Echo and Mr. P AI Tutor;

•	Online marketing services, mainly including performance-based advertising services and global marketing and promotion services; and

•	Smart devices, primarily including Youdao Dictionary Pen and Youdao Listening Pod.

We take an integrated, holistic approach to grow and manage our offerings, resulting in significant economies of scale and synergies. The massive loyal user base of our knowledge tools and services generates organic traffic to our other product and service offerings with a strong potential for monetization. As we continued to develop our learning services primarily including digital content services, STEAM courses and adult courses, we also benefitted from our strong course and content development capabilities. These synergies have effectively lowered our product development and user acquisition costs, allowing us to invest in technology and launch new offerings in a scalable way.

Our offerings are fully integrated from a technology and data perspective—we have built our core technologies to support the full range of our offerings, and through our massive user base, we have amassed extensive data to deepen our data insights and train our algorithms to drive operational efficiencies and enhance user experience across our offerings.

Online Learning

We have developed comprehensive offerings of online learning catering to the diverse learning needs of different age groups. Our online learning offerings mainly consist of (i) digital content services; (ii) STEAM courses; and (iii) adult courses. To better meet the evolving needs of our customers, we have strategically expanded our digital content services while making targeted adjustments to our STEAM courses and adult courses.

Digital Content Services

In 2022, we launched digital content services with interactive learning features, primarily including Youdao Lingshi and Youdao Literature. For example, within Youdao Lingshi, we customize learning tracks for students based on their diverse and ever-evolving learning needs, providing them with learning performance assessment, personalized exercise banks and quizzes, customized learning planning and counselling service to enhance their learning performance. Youdao Lingshi also adopted small-size class format to improve students’ learning experience and efficiency.

In 2023, we launched AI-based College Admission Adviser in Youdao Lingshi, a sophisticated tool designed to guide students through the often complex and daunting process of selecting colleges. In addition, we also launched AI Quiz Recommendation in Youdao Lingshi, a feature designed to enhance learning. After students watch educational videos, AI Quiz Recommendation offers tailored quiz questions for the students to reinforce their understanding and evaluate their grasp of the material.

In 2024, we upgraded Youdao Lingshi with a tiered teaching approach and small class experiences tailored to individual learning needs and capabilities. In addition, our pre-recorded video tutorials break down complex topics into manageable segments to help students achieve better learning results. Furthermore, we also offer college admission consultation services for students, which were upgraded to AI-based College Admission Advisers in 2024, offering more timely and personalized support.

STEAM Courses

Our current STEAM courses primarily include computer coding courses that place a strong emphasis on informatics programming and has undergone continuous iterations to enhance its effectiveness. We have transitioned from a large-class format to smaller, more focused sessions, ensuring a more personalized and engaging learning experience for students.

Adult Courses

Our adult courses primarily include China University MOOC, which offered 11,688 courses as of December 31, 2024, making it the leading MOOC platform in China. The China University MOOC courses are either pre-recorded or live-streamed.

Features of Our Online Learning

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

•

Knowledge graph. Based on our AI technology and data analytics, we have built massive “knowledge graphs” depicting different knowledge points, concepts and learning objectives, and supported a large quiz bank curated by our course development professionals to help students understand the subject matter. As of December 31, 2024, we have created 111 sets of knowledge graphs covering over 67,000 knowledge points.

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

•

Customized learning content. Leveraging our superior adaptive learning technology and data analytics, we collect student learning and behavior data throughout their learning cycles to help us understand their learning progress and predict through our adaptive learning model how they will perform to achieve future learning objectives. This enables us to provide our users with personalized learning content tailored to their study progress to ensure continuous learning improvement.

Learning Content Development

We focus on cultivating creativity, craftsmanship and teamwork to develop the best content for our users. Throughout the years, we observed that many online education providers depend on a limited number of popular “star teachers” to deliver high-quality content. To address this limitation, we implement a standardized system for curriculum and learning content to ensure high-quality teaching.

Our learning content development decisions at all levels are informed by our extensive data insights into students’ learning patterns and behaviors. For example, our adaptive learning solutions generate detailed data at individual student, subject and class levels, such as the most frequently committed errors, which is used to guide our learning content development processes. Our learning content development efforts are also informed by first-hand feedback and recommendations from instructors and students and analytics generated by our smart devices. See “—Learning services—Smart devices.”

Online Learning Delivery

We deliver our online learning primarily in a form of interactive learning or live streaming, which provides the following benefits:

•	Interactive. Our online learning can be powerful and interactive, offering personalized services to drive interaction, engagement, efficiency and effectiveness.

•

Accessible, flexible and scalable. The interactive learning or live-streaming format maximizes flexibility for students, making the best use of our teaching resources, and rapidly expanding our user base in a cost-effective manner.

AI-driven Subscription

Youdao Dictionary

Launched in 2007, Youdao Dictionary is our very first major product and flagship online language tool. Today, it is China’s most popular and trusted online dictionary and translation tool. Youdao Dictionary has the following core features and strengths:

Extensive content. Youdao Dictionary provides users with easy and intuitive access to concise dictionaries created by our in-house editorial staff. Powered by web reference mining technologies, it also provides an extensive array of machine-generated language-related content, including audio pronunciations, internet slang, buzzwords and bilingual example sentences. As of December 31, 2024, Youdao Dictionary offered over 560 million entries across 109 languages.

Superior translation results. Youdao Dictionary translates words, sentences or even paragraphs as one speaks, types, writes or takes a picture. As of December 31, 2024, Youdao Dictionary supported two-way translation across 109 languages. In 2024, Youdao Dictionary processed a daily average of 76.8 million translation queries, making it one of the most frequently used online translation services in China. We believe Youdao Dictionary delivers best-in-class accuracy and translation quality, powered by our proprietary NMT engine, which continually learns how to deliver more accurate and natural-sounding translation from a massive web and user database.

Rich user-centric functions. Youdao Dictionary offers a variety of tools and functions to enhance user experience, including:

•	Instant camera translation, which allows users to use their camera to near-instantly translate text from image across 109 languages, supported by our advanced OCR technologies.

•	Instant speech-to-speech and speech-to-text translation, which translates instantly as the user speaks into text or spoken word, powered by our ASR and TTS capabilities.

•	Whole-document translation, which allows users to upload and quickly translate entire documents in various formats.

•	Mouse-over translation, which works as a plug-in to mainstream web browsers, allowing users to view translation of text displayed on-screen instantly.

•	Offline model, which allows users to access the dictionary and translation library without connecting to the internet.

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

Currently, Youdao Dictionary is accessed mostly through our Youdao Dictionary mobile app that incorporates the full range of our online dictionary and translation services, although users can access the online dictionary functions and the translation functions through respective websites. Youdao Dictionary offers some functions free of charge, with the option for users to pay monthly, semi-annual or annual subscription fees for additional privileges, features and content, typically AI-powered functions. In 2024, Youdao Dictionary launched AI translation and AI-powered simultaneous interpretation to further meet the demand of users.

AI-based Learning Tools

In 2023, we launched Confucius, our own large language model (LLM). Confucius is China’s first LLM specifically for the education sector. Confucius quickly distinguished itself by driving a suite of AI-powered educational products and services. In 2023, we successfully completed the filing of Confucius with the Cyberspace Administration of China, a move that underlines regulatory confidence in our technological expertise and responsible innovation. Powered by Confucius LLM, we introduced AI-based learning tools primarily including Hi Echo and Mr. P AI Tutor.

Hi Echo. In 2023, we launched Hi Echo, an AI-driven virtual English-speaking tutor. Hi Echo is the world’s first digital human language coach. Hi Echo, powered by Confucius, offers personalized English language practice, tailored to each user’s abilities and preferences. This innovative language coach was first launched on the Youdao Dictionary Pen X6 Pro in August 2023, followed by a mobile app version in October that quickly amassed over 100,000 users. With a comprehensive library of expressions and authentic accents, Hi Echo provides customized advice aimed at enhancing English proficiency. Covering diverse topics across different dialogue scenarios, Hi Echo enables users to engage in realistic conversational settings. Additionally, Hi Echo’s unique evaluation system offers real-time feedback on content, pronunciation, and grammar, ensuring a holistic learning experience. In 2024, we launched an updated version specially for kids and entered official cooperation with IELTS to meet the diverse needs of our customers.

Mr. P AI Tutor. In 2024, we launched Mr. P AI Tutor, a conversation-based AI tool designed to extend the application of Confucius to real-time and multi-modality learning features across major subjects for students, which was the first all-subject AI tutor in China. To enhance Mr. P AI Tutor’s in-depth analytical reasoning capabilities, we recently integrated it with DeepSeek-R1 and Confucius models to deliver more intuitive, responsive and cost-efficient services to users. This innovative AI tutor was launched in both smart devices and the applications, and has been well received by users.

Other AI-driven Subscription

Other AI-driven subscription primarily include (i) Youdao Desktop Translation, a leading desktop dictionary tool primarily for Chinese users; (ii) U-Dictionary, an online dictionary and translation app offered in overseas market; (iii) iRecord, an audio transcription tool based on LLM capabilities; (iv) LectMate, a simultaneous interpretation software for study-abroad lecture scenarios; (v) iArch, an AI home design software; (vi) Baby Genius, an AI baby generator; and (vii) One Translate Translator, a translation tool for travelers.

Online Marketing Services

We offer online marketing services through the provision of different formats of advertisement, including but not limited to banners, text links, videos, logos, buttons and rich media. Our online marketing services mainly include performance-based advertising services, which are facilitated by AI technologies, and global marketing and promotion services. In 2024, we strengthened collaboration with NetEase in online marketing services, which further solidifies our advertising client base in gaming and other industries.

Performance-based Advertising Services

Our domestic online marketing services focus on performance-based advertising. Our performance-based advertising services provide comprehensive advertising services which feature in AI-based data mining and application. In 2024, leveraging our advanced AI technology and enhanced data infrastructure, we upgraded our Real-Time API (RTA) technology capabilities, which broadened our client base and expanded the range of application.

In addition, leveraging our advancements in AI, we have developed an advanced advertising large language model (LLM) designed for versatile applications across various marketing scenarios in 2024. This powerful model enhances content generation by creating high-quality, engaging, and brand-aligned messaging tailored to target audiences. It also optimizes advertisement placement by analyzing user behavior, preferences, and market trends to ensure advertisement reach the right audience at the right time.

Furthermore, our AI-driven LLM improves conversion efficiency by continuously refining advertising strategies through data-driven insights and performance analytics. We further strengthen the role of AI in advertising efficiency through deepening the integration of advanced data analysis and algorithm optimization. By integrating machine learning capabilities, it adapts to evolving consumer behaviors, maximizing engagement and return on investment for advertisers. We aim to further enhance the targeting precision and advertisement relevance of our model by leveraging our AI capabilities, while expanding our efforts in customer acquisition, to provide more personalized and effective advertising solutions.

Global Marketing and Promotion Services

We also offer Youdao Ads, a global leading digital marketing solution for brand expansion in global markets, which provides four main types of services, including integrated marketing, influencer campaigns, paid social advertising and live-streaming services.

For example, our integrated marketing campaigns provide clients with precise, data-driven analysis and effective branding strategies. Our influencer campaigns are designed to carefully select influencers who align with brand needs, ensuring the creation of impactful content showcased across mainstream media platforms based on local user preferences. In addition, we help brands build strong connections with their audiences through live broadcasting and other live-streaming services. To enhance the efficiency of our influencer marketing services, we have developed a sophisticated evaluation model for assessing influencer video conversion effectiveness. This model analyzes influencer video trends and traffic, enabling a more strategic alignment between influencers and brands to drive higher conversion rates. With the support of our AI technology, recommendation algorithm, neural machine translation, and other proprietary technologies, we connected more than fifteen million influencers and celebrities and reached over two billion users globally through Youdao Ads as of the date of this annual report.

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

We launched Youdao Dictionary Pen X6 Pro and Youdao Dictionary Pen S6 in August 2023. Youdao Dictionary Pen X6 Pro, our flagship product, is equipped with applications of AI grammar instruction and digital human language coach, Hi Echo, powered by our Confucius LLM.

We launched Youdao Dictionary Pen X7 in July 2024, Youdao Dictionary Pen A7 Pro in January 2025, and Youdao SpaceOne, a brand-new dictionary pen, in February 2025. Youdao Dictionary Pen X7 features Hi Echo and Mr. P AI Tutor, our proprietary AI-powered applications. Youdao Dictionary Pen X7 addresses a broad spectrum of educational needs, including word lookup, essay refinement, language learning, and grammar instruction. Youdao Dictionary Pen A7 Pro enables the instant scan and translation. Youdao SpaceOne is equipped with the DeepSeek reasoning model, delivering in-depth analytical reasoning capabilities and providing clear guidance for complex problem-solving scenarios.

Youdao Listening Pod

Drawn upon our AI-adaptive learning technology, we launched Youdao Listening Pod in September 2021, a portable learning device that is designed to deliver an immersive English learning experience to users, and offer them with differentiated, interactive listening and speaking practices. With Youdao Listening Pod, users can study natural pronunciation by listening and reading over 30,000 recording clips of training content, interact and communicate lively with AI-powered chat bots and practice on mock questions to score their English listening and speaking capabilities. In 2022, we launched an upgraded version of Youdao Listening Pod with an increased storage capacity and a new AI-powered learning cloud storage function. These new functions automatically generate Chinese and English subtitles for uploaded audio files with follow-along reading and repetition capabilities, making language learning more engaging and efficient. In August 2023, we launched Youdao Listening Pod Pro, which features improved hardware functionality, such as CPU and microphones. Our Youdao Listening Pod Pro customizes English listening content to cater to learners’ specific needs at various stages, leveraging our AI dialogue functions powered by Confucius LLM. In 2024, we launched Youdao Listening E6 Pro, which incorporates Hi Echo to optimize user experience.

Global Opportunities

We see massive opportunities in expanding in overseas markets. Leveraging our experience in growing and monetizing a large user base in China, we are well positioned to address the burgeoning, unmet demand for language apps and online marketing services in overseas markets.

Currently, our principal product offered overseas is Youdao Ads, a global leading digital marketing solution for brand expansion in global markets, which provides four main types of services, including integrated marketing, influencer campaigns, paid social advertising and live-streaming services. With the support of our AI technology, recommendation algorithm, neural machine translation, and other proprietary technologies, we connected influencers and celebrities and reached users globally through Youdao Ads.

We also offer a series of AI-driven subscription services targeting overseas users, primarily including (i) U-Dictionary, an online dictionary and translation app we offer in overseas market, (ii) iRecord, an audio transcription tool based on LLM capabilities; and (iii) LectMate, a simultaneous interpretation software for study-abroad lecture scenarios.

We plan to continue to expand globally and solidify our positions in overseas markets by refining our existing offerings and launching new products and services to meet local needs.

How We Generate Revenues

Tuition fees

We charge tuition fees for our digital content services, STEAM courses, adult courses, and a portion of the China University MOOC courses. Tuitions are generally collected in advance and are initially recorded as deferred revenue. We recognize revenues when control of the promised tutoring services is transferred to our customers. We accept payments of tuition through major third-party online payment solutions in China, bank transfers and credit cards.

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

Subscription fees

While users may access our dictionary or AI-based learning tools, such as Youdao Dictionary, free of charge, or subscribe them for memberships for additional functions, content and privileges. For example, we offer users a paid subscription to Youdao Dictionary, with discounts available if users opt to subscribe with automatically renewable terms or a six-month or annual subscription.

Advertisement

Our platform provides a powerful medium for advertisers to engage our massive user bases. We offer advertising in various formats, including banner ads, video ads, as well as display ads that automatically appear when a user activates our mobile apps.

We primarily offer performance-based advertising solutions, where users click on our advertisers’ promotional links displayed on our platforms and the internet properties of contracted third parties and engage directly with the advertisers. We charge our performance-based advertising solutions mainly on a per-click basis. We also generate revenues from global marketing and promotion services, which provides four main types of services, including integrated marketing, influencer campaigns, paid social advertising and live-streaming services. Our global marketing and promotion services are typically charged as fixed advertising fees.

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

We also engage in offline marketing and branding to supplement our overall sales and marketing strategies. In 2022 and 2023, we sponsored the National Children’s Weiqi Open Championship in collaboration with the Chinese Weiqi Association. In 2024, our LLM Confucius took center stage at World AI Conference, along with a series of impressive and innovative products, including Youdao Dictionary Pen X7 and Hi Echo, amplifying our brand influence.

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

As of March 31, 2025, we have registered approximately 533 patents with the PRC State Intellectual Property Administration, 591 trademarks with the PRC State Intellectual Property Administration, 368 copy rights with the PRC State Copyright Bureau, and 196 domain names, which include the registrations of our core trademarks (“Youdao” and “有道”) and the domain names of our main operating websites.

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

Seasonality

We have experienced, and expect to continue to experience, seasonal fluctuations in our results of operations. For example, we tend to experience strong sale of our smart devices in the third quarter as a result of the commencement of school term in September.

Competition

We operate in the highly competitive intelligent learning industry and are faced with intense competition in every aspect of our business, including competition for users, user enrollments, technology and talent. We face competition for our tutoring service offerings from online and offline providers of courses and educational content. We also face competition for our knowledge tools from providers of online dictionary and translation solutions, for our smart device offerings from manufacturers of hardware or smart devices. We also compete for advertisers and their budgets, not only with internet companies, but also with other types of advertising media, such as newspapers, magazines, and television.

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

License	Entity Holding the License	Type of the Entity	Regulatory Authority
Internet Information Service Algorithm Filing for Confucius	Youdao Computer	VIE	Beijing Municipal Office of the Cyberspace Administration

Generative AI Services Filing for Confucius	Youdao Computer	VIE	Beijing Municipal Office of the Cyberspace Administration, Beijing Municipal Public Security Bureau

ICP License	Youdao Computer	VIE	Beijing Communications Administration

ICP License	Linjiedian Education	VIE	Zhejiang Communications Administration

ICP License	Youdao Guangzhou Computer	VIE	Guangdong Communications Administration

Publication Operation Permit (for retail and wholesale)	Youdao Information	WFOE	Beijing Municipal Bureau of Press and Publication

Publication Operation Permit (for retail)	Youdao Hangzhou	WFOE	Hangzhou Binjiang District Press and Publication Bureau

Publication Operation Permit (for retail)	Youdao Computer	VIE	Beijing Haidian District Press and Publication Bureau

Publication Operation Permit (for wholesale)	Youdao Computer	VIE	Beijing Municipal Bureau of Press and Publication

Publication Operation Permit (for retail and wholesale)	Linjiedian Education	VIE	Zhejiang Municipal Bureau of Press and Publication

Publication Operation Permit (for wholesale)	Youdao Guangzhou Computer	VIE	Guangzhou Municipal Bureau of Press and Publication

Publication Operation Permit (for retail and wholesale)	Youdao Smart Technology	WFOE	Zhejiang Municipal Bureau of Press and Publication

Permit for Production and Operation of Radio and TV Program	Youdao Computer	VIE	Beijing Municipal Radio and Television Bureau

Permit for Production and Operation of Radio and TV Program	Linjiedian Education	VIE	Zhengjiang Municipal Radio and Television Bureau

Publication Operation Permit (for retail)	Linjiedian Education	VIE	Zhengjiang Municipal Bureau of Press and Publication

Commercial Performance License	Youdao Computer	VIE	Beijing Municipal Bureau of Culture and Tourism

Commercial Performance License	Youdao Hangzhou	WFOE	Zhejiang Provincial Department of Culture and Tourism

Travel Agency License	Youdao Lebo (Beijing) Tourism Services Co., Ltd.	Subsidiary of VIE	Beijing Municipal Bureau of Culture and Tourism

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

We provide information and services to our users through our websites and mobile apps, which are classified as commercial internet information services as defined in the above provisions. To comply with the relevant laws and regulations, the VIEs in the PRC have obtained an ICP License, respectively. The ICP License of Youdao Computer will remain effective until May 5, 2028, the ICP License of Linjiedian Education will remain effective until August 26, 2026, and the ICP License of Youdao Guangzhou Computer will remain effective until August 10, 2027.

On July 21, 2023, the MIIT issued a Notice on the Filing of Mobile Internet Apps, according to which, app operators shall complete the apps filing with the MIIT’s provincial level counterparts where it is domiciled through the National Management System for the Basic Internet Resources. A transition period from September 2023 to March 2024 will be granted to existing apps within which apps carrying out business before the promulgation of this Notice shall conduct and complete the apps filling. For Apps that intend to be put online in business after the issuance of the Notice, the holders should complete the filing procedures as required by the Notice before starting business.

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

For detailed discussion of the risk associated with the Foreign Investment Law, see “Item 3. Key Information—3.D. Risk Factors—Risks Related to Our Corporate Structure—Our and the VIEs’ business, financial condition and results of operations may be affected by the Foreign Investment Law.”

Regulations Related to Foreign Investment Restrictions

According to the latest Negative List promulgated by MOFCOM and NDRC, which took effect on November 1, 2024, with respect to the provision of value-added telecommunications services, the percentage of foreign ownership cannot exceed 50% (except for e-commerce, domestic multi-party communication, store-and-forward and call center). The latest negative list further provides that domestic companies engaged in foreign investment prohibited business and intend to offer and list securities in overseas markets shall obtain approval from relevant government authorities.

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

To comply with the above foreign investment restrictions, we operate our value-added telecommunications services in China through the VIEs and their subsidiaries. However, there remain substantial uncertainties with respect to the interpretation and application of existing or future PRC laws and regulations on foreign investment. See “Item 3. Key Information—3.D. Risk Factors—Risks Related to Our Corporate Structure—There are uncertainties regarding the interpretation and application of current and future PRC laws, regulations, and rules relating to the agreements that establish the VIE structure for our and the VIEs’ operations in China, including potential future actions pursuant to the laws and regulations in force at that time, which could affect the enforceability of our contractual arrangements with the VIEs and, consequently, significantly affect our financial condition and results of operations. If the PRC government finds our contractual arrangements non-compliant with relevant PRC laws, regulations, and rules, or if these laws, regulations, and rules or the interpretation thereof change in the future, we could be subject to severe penalties or be forced to relinquish our interests in the VIEs.”

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

The Law for Protection of Minors issued by the Standing Committee of the National People’s Congress on September 4, 1991, was amended and took effect on April 26, 2024. According to the amended Law for Protection of Minors, kindergartens and after-school training agencies may not carry out primary school curriculum education for preschool-age minors, and online education products and services which are targeted at minors shall not include any links to online games or push any advertisements and other information irrelevant to teaching.

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

We currently do not hold a License for Online Transmission of Audio-Visual Programs. Uncertainties exist as to whether we will be required by relevant PRC government authorities to obtain the License for Online Transmission of Audio-Visual Programs. See “Item 3. Key Information—3.D. Risk Factors—Risks Related to Our Business and Industry—We may face risks and evolving interpretations with respect to the licensing requirement for internet audio-visual programs.”

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

The MOC issued the Administrative Measures on Business Operations of Online Performance on December 2, 2016 which put into effect on January 1, 2017. The Measures require online performance business operator engaging in online performance activities shall obtain an Internet Culture Business Operating License from the MOC. “Online performance” refers to the internet cultural products which are formed through real-time dissemination or uploading and dissemination in audio-video formats over the Internet, mobile communication networks, mobile Internet and other information networks, with live cultural and artistic performances and other activities as the main content. And “online performance activities” is defined as the operations of providing online performance products and services to the public to gain benefits via charging fees from users, e-commerce, advertisement, sponsorship and other means.

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

On December 28, 2021, the CAC published the Revised Cybersecurity Review Measures, which took effect on February 15, 2022 and repeal the Cybersecurity Review Measures promulgated on April 13, 2020. The Revised Cybersecurity Review Measures provide that a critical information infrastructure operator purchasing network products and services, and platform operators carrying out data processing activities, which affect or may affect national security, shall apply for cybersecurity review and that a platform operator with more than one million users’ personal information aiming to list abroad must apply for cybersecurity review.

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

On March 22, 2024, the CAC published the Provisions on Promoting and Regulating Cross-bound Data Flows, which streamline and provide clarity to the governance framework for outbound data transfer. According to this Provisions, the data processors shall identify and declare important data in accordance with relevant provisions. If the data have not been informed or publicly announced as important data by relevant authorities or region, data processors are not required to report security assessment for its outbound data transfer as important data. This Provisions also establish specific exemptions for the outbound data transfer, in which cases, the outbound data transfer is exempted from compliance requirement of outbound data transfer, such as, security assessment for outbound data transfer, the execution of standard contracts for outbound personal information transfer, or the authentication process for personal information protection. These exemptions include, but not limited to, the following: (i) when data collected and generated in international trade, transnational transportation, academic cooperation, global manufacturing and marketing, which does not contain personal information or important data; and (ii) when a data processor, other than a critical information infrastructure operator, has cumulatively transferred overseas the personal information (excluding sensitive personal information) of fewer than 100,000 individuals since January 1 of the current year. In addition, Pilot Free Trade Zones are granted to formulate data negative lists at their own discretion, where data processors may provide overseas parties with any data not included in the negative list without security assessment. However, in cases where a data processor, other than a critical information infrastructure operator, has cumulatively transferred to overseas recipients personal information of 100,000 or more but fewer than 1,000,000 individuals (excluding sensitive personal information), or sensitive personal information of fewer than 10,000 individuals since January 1 of the current year, it is required to either enter into a standard contract with overseas recipients for the cross-border transfer of personal information or obtain certification for personal information protection.

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

On October 16, 2023, the State Council promulgated the Regulation on the Cyber Protection of Minors, which took effect as of January 1, 2024. This regulation further improves the regulatory requirements relating to minors’ cyber protection on the basis of the Personal Information Protection Law, pursuant to which (i) network service providers shall prompt and take necessary protective measures once locating minors’ personal information or minors’ personal information is released through the Internet involving private information; (ii) the personnel handling personal information processors shall be approved by the relevant responsible person or his/her authorized management personnel before accessing minors’ personal information, document the instance of access, and implement technical measures to prevent any illegal processing of the personal information of minors; and (iii) the guardians of minors can request to exercise the right to inspect, copy, correct, supplement or delete the personal information of minors. Moreover, this regulation requires network product and service providers to establish and improve obsession prevention systems, reasonably restrict minors’ online consumption behavior, and prevent and counteract undesirable value tendencies.

On September 24, 2024, the State Council promulgated the Regulation on Network Data Security Management, which came into effect on January 1, 2025. The regulations provide that, among others, network data processors carry out network data processing activities that affect or may affect national security shall undergo the national security review in accordance with relevant regulations.

On February 14, 2025, the CAC promulgated the Measures for the Administration of Personal Information Protection Compliance Audits, or the Personal Information Protection Audits Measures, which will become effective on May 1, 2025. The Personal Information Protection Audits Measures require personal information processors that conduct their own compliance audits for personal information protection must ensure that either their internal compliance teams or designated external professional organizations perform periodical audits to assess adherence to applicable laws and administrative regulations governing personal information processing. The regulations provide that a data controller processing personal data of over 10 million individuals to conduct a compliance audit for personal information protection at least once every two years. Moreover, the CAC and other relevant authorities responsible for personal information protection may mandate that personal information processors engage external professional organizations to conduct compliance audits of their personal information processing activities: (i)when significant risks are identified in personal information processing activities that could severely impact individual rights or indicate a serious lack of security measures; (ii)when processing activities may infringe upon the rights of numerous individuals; or (iii) in the event of a personal information security incident that results in the leakage, alteration, loss, or destruction of personal information affecting more than one million individuals, or sensitive personal information affecting over 100,000 individuals.

On March 21, 2025, the CAC issued the Measures on Safety Management of Facial Recognition Technology Application, or the Measures, effective on June 1, 2025. The “facial recognition technology” regulated in the Measures refers to the individual biometric recognition technology that identifies an individual based on its facial information. The Measure establishes basic requirements and processing rules for the use of facial recognition technology to process the facial information of individuals. For example, before using facial recognition technology to process facial information of individuals, personal information processors shall give comprehensive information to relevant individuals, which include, but not limited to, the following: (i) the name or contact details of the personal information processor; (ii) the purpose and method of processing facial information; and (iii) the retention period for the processed facial information. According to the Measures, the use of facial recognition technology to process facial information should have a specific purpose and sufficient necessity, while minimizing the impact on personal rights and the implementation of strict protective measures on the facial information. Furthermore, the personal information processors shall complete a filing procedure with competent internet information department within 30 days once the number of stored facial information records reaches 100,000.

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

On March 14, 2025, the CAC released the Measures for Labeling Artificial Intelligence Generated Synthetic Contents, effective on September 1, 2025, which establishes requirements for network information service providers regarding the labeling of AI-generated synthetic content. Such content includes, but not limited to, the AI-generated texts, voices, videos, images or virtual scenes. Under these rules and regulations, all AI-generated synthetic content must feature explicit labels to inform users that the content is AI-generated. For example, the text prompts, general symbol prompts or other explicit labels shall be added at the beginning, end or middle of the AI-generated texts to signify that the content contains AI-generated material. In addition, network information service providers shall feature implicit labels to the metadata of AI-generated content. The “implicit labels” including the attribute information of the generated synthetic contents, like the name or code of the service provider, content serial number and other production element information. The network information service providers are encouraged to use implicit labels in the form of digital watermark and other forms in the AI-generated synthetic contents.

Regulations Related to Publishing

The Administrative Regulations on Publication, promulgated by the State Council and most recently amended on December 6, 2024, applies to publication activities, i.e., the publishing, printing, copying, importation or distribution of publications, including newspapers, periodicals, books, audio and video products and electronic publications. According to the Administrative Regulations on Publication, any entity engaging in the activities of publishing, printing, copying, importation or distribution of publications, shall obtain relevant permits of publishing, printing, copying, importation or distribution of publications.

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

On February 25, 2023, the SAMR published the Measures for the Administration of Internet Advertisements, which became effective from May 1, 2023. The measures are applicable to commercial advertising activities for the promotion of products or services, whether directly or indirectly, via the internet media such as websites, web pages, and internet applications in the forms of text, pictures, audio, video and others. Pursuant to the measures, when publishing internet advertisements in the form of pop-ups, the advertiser and advertisement publisher shall clearly mark a “Close” button to ensure one-click closure. Furthermore, those who engaged in the advertisement design, production, agency, publishing services or other activities of internet advertisements shall assume the obligations and responsibilities as advertisement operator and publisher.

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

In addition, according to the PRC EIT Law and its implementation regulations and the Arrangement between Mainland of China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with respect to Taxes on Income, our PRC subsidiaries are also required to withhold a 10% (or 7% if paid to a Hong Kong resident who qualifies for the benefits of the tax treaty between China and Hong Kong) tax on interest paid under any cross-border shareholder loan. According to the Announcement on Issues Relating to Tax Filing for External Payments of Trade in Services and Other Transactions promulgated by STA and SAFE on July 9, 2013, which came into effect on September 1, 2013 and was amended on June 15, 2018, prior to the payment of any interest and principal on any such shareholder loan, our PRC subsidiaries must present evidence of registration with SAFE regarding any such shareholder loan and may be required to provide evidence of filing regarding such payment with the PRC tax authorities, which is subject to the tax authorities’ verification.

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

Pursuant to the Notice on the Policy and Collection Management of Cultural Development Fees in the Pilot Project of Replacing Business Tax with Value-Added Tax promulgated by the Ministry of Finance and STA on March 28, 2016, advertising media agencies and outdoor advertisement business operators providing advertising services within PRC shall pay cultural development fee, which is 3% of the advertising revenue. Since July 1, 2019, in accordance with a series of notices promulgated by the Ministry of Finance and its local branches in Beijing, Zhejiang Province and Jiangsu Province regarding adjusting the relevant policies of government funds, the cultural development fee shall be reduced by 50% until December 31, 2024. On January 26, 2025, the Ministry of Finance further promulgated the Notice on the Continued Implementation of Preferential Policies for Culture Development Fee, which provides that from January 1, 2025, to December 31, 2027, provincial finance and publicity departments may reduce the culture development fee within the range of 50% of the payable amount based on local economic development level, development of publicity and culture undertakings. As of the date of this annual report, the relevant provincial finance and publicity departments have not released any further notices concerning the reduction of the cultural development fee.

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

4.C. Organizational Structure

The following chart shows our corporate structure, including our principal subsidiaries and the principal VIEs as of the date of this annual report.

Notes:

(1)	Youdao HK currently operates our overseas online marketing and AI-driven subscription businesses.
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

Contractual Arrangements with the VIEs and the VIEs’ Respective Shareholders

Current PRC laws and regulations impose certain restrictions or prohibitions on foreign ownership of companies that engage in value-added telecommunication services and certain other businesses. We are a company registered in the Cayman Islands. Youdao Information and Youdao Hangzhou, our PRC subsidiaries, are considered a foreign-invested enterprise. To comply with the foregoing restrictions imposed by PRC laws and regulations on foreign investments, we conduct a significant portion of our and the VIEs’ businesses in China through the VIEs in the PRC, based on a series of contractual arrangements between us and the VIEs and their respective shareholders. As a result of these contractual arrangements, we are considered the primary beneficiary of the VIEs for accounting purposes, and consolidate their operating results in our financial statements under the U.S. GAAP, to the extent the conditions for consolidation of the VIEs under the U.S. GAAP, to the extent the conditions for consolidation of the VIEs under the U.S. GAAP are satisfied. In 2022, 2023 and 2024, the amount of revenues generated by the VIEs and their subsidiaries accounted for 70.1%, 77.0% and 73.4%, respectively, of our total net revenues. As a result, our ability to pay dividends depends upon dividends paid by our subsidiaries which, in turn, depends on the payment of service fees to our PRC subsidiaries by the VIEs in the PRC pursuant to certain contractual arrangements among our PRC subsidiaries, the VIEs and the VIEs’ shareholders. In 2022, 2023 and 2024, the amount of service fees charged by our PRC subsidiaries to the VIEs was RMB2,767.8 million, RMB2,881.0 million and RMB2,626.4 million (US$359.8 million), respectively. We expect that the amounts of such service fees will increase in the foreseeable future as our PRC business continues to grow.

The following is a summary of the contractual arrangements by and among Youdao Information, Youdao Computer and the shareholders of Youdao Computer. The contractual arrangements with the other principal VIEs and their respective shareholders, except for the cooperation agreements, are substantially similar to the corresponding contractual arrangements as discussed below. For the complete text of these contractual arrangements, please see the copies filed as exhibits to this annual report.

In the opinion of Tian Yuan Law Firm, our PRC legal counsel, save for the uncertainties disclosed in this annual report, the contractual arrangements described below are valid, binding and enforceable under current PRC law. However, our PRC legal counsel has also advised us that there are substantial uncertainties regarding the interpretation and application of current or future PRC laws and regulations. Accordingly, the PRC regulatory authorities may take a view that is contrary to the opinion of our PRC legal counsel. It is uncertain whether any new PRC laws or regulations relating to VIE structure will be adopted or if adopted, how they would affect the VIE structure. We have been further advised by our PRC legal counsel that if the PRC government authorities find that the agreements that establish the structure for operating our value-added telecommunication services and other business do not comply with PRC government restrictions on foreign investment in such businesses, we could be subject to severe penalties including being prohibited from continuing operations. Additionally, these contractual arrangements may not be as effective as equity ownership in providing us with control over the VIEs. If the VIEs or their shareholders fail to perform their respective obligations under such contractual arrangements, we could be limited in our ability to enforce such contractual arrangements in the PRC and may have to incur substantial costs and expend additional resources to enforce such arrangements. We may also have to rely on legal remedies under PRC law, including seeking specific performance or injunctive relief, and claiming damages, which we cannot assure will be effective. Additionally, the ability of our PRC subsidiaries to pay dividends to us is limited by certain PRC legal restrictions on the payment of dividends by PRC companies and foreign exchange control, among others, which prevent us from having unfettered access to our PRC subsidiaries’ and VIEs’ revenues. Our access to the VIEs’ revenues is also limited since we do not have equity ownership in the VIEs and have to rely on the payment of service fees by the VIEs to our PRC subsidiaries. For a more detailed description of the risks related to these contractual arrangements and our corporate structure, please see “Item 3. Key Information—3.D. Risk Factors—Risks Related to Our Corporate Structure” starting from page 41 of this annual report.

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

4.D. Property, Plant and Equipment

Our current principal executive offices are located at No. 399 Wangshang Road, Binjiang District, Hangzhou 310051, China. We lease offices in Hangzhou, Beijing, Shijiazhuang, Guangzhou, Zhengzhou and a number of other Chinese cities with an aggregate of approximately 80,000 square meters. These facilities currently accommodate our management headquarters, as well as most of our sales and marketing, R&D, product and service operations, and general and administrative activities.

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

We historically generated a significant portion of net revenues from tutoring services, including our Academic AST Business which mainly focused on students receiving compulsory education. We disposed of our Academic AST Business, as part of our efforts to fully comply with the new regulatory requirements adopted by the PRC government in the second half of 2021. As a result, the historical financial results of the Academic AST Business are reflected in our audited consolidated financial statements as discontinued operations accordingly. In 2022, the net loss from discontinued operations was RMB6.1 million and no income or loss incurred from discontinued operation in 2023 and 2024. Our net loss from continuing operations was RMB739.8 million and RMB550.1 million in 2022 and 2023 and our net income from continuing operations was RMB75.2 million (US$10.3 million) in 2024, respectively.

After we disposed of the Academic AST Business, we shifted our focus to tutoring services strategically centered on digital learning contents and STEAM courses. In 2022, 2023 and 2024, our net revenues generated from tutoring services were RMB2,886.1 million, RMB2,914.1 million and RMB2,384.7 million (US$326.7 million), representing approximately 57.6%, 54.1% and 42.4%, respectively, of our total net revenues. We expect tutoring services to continue to represent a major portion of our total net revenues. In addition, to better meet the evolving needs of our customers, we strategically expanded our digital content services while making targeted adjustments to our STEAM courses and adult courses in 2024. As a result, we expect the revenue contribution from our digital content services to increase time over time.

We are actively exploring ways to enhance our smart devices business through technology innovations. As a leader in intelligent learning, we have invested significantly in our smart devices to stay at the forefront of technology. In 2022, 2023 and 2024, our net revenues generated from smart devices were RMB1,256.4 million, RMB909.2 million and RMB903.7 million (US$123.8 million), representing approximately 25.1%, 16.9% and 16.1%, respectively, of our total net revenues. The decrease in 2023 was primarily due to our continuous efforts to streamline marketing channels with low return on investment for smart devices starting from the second half of 2023. The future growth of our smart device business will depend on a variety of factors, including but not limited to, our ability to integrate industry-leading technologies with our flagship smart devices and our ability to continuously upgrade our product offerings to adapt to users’ evolving needs.

In 2022, 2023 and 2024, our net revenues generated from online marketing services were RMB672.4 million, RMB1,331.9 million and RMB1,975.0 million (US$270.6 million), representing approximately 13.4%, 24.7% and 35.1%, respectively, of our total net revenues. The increase was mainly attributable to the increased demand for performance-based advertisements through third parties’ internet properties, especially in the industries of gaming, AI and finance, which was further driven by our continued investments in AI technology. To drive the continued growth of our online marketing business, we expect to tap into additional overseas markets with significant growth potentials, and diversify our customer base to encompass a broader range of vertical industries.

We have been accelerating our efforts to diversify our monetization capabilities. For example, we strategically focus on promoting our flagship products and digital content services within Youdao Lingshi which shows a robust growth potential. We will continue to devote resources in developing more solutions, such as online marketing service and AI-driven subscription services and marketing them to a broader range of customers.

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

	For the Year Ended December 31,
	2022		2023		2024
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Net revenues
Learning services	3,084,375	61.5	3,148,114	58.4	2,747,290	376,378	48.8
Smart devices	1,256,446	25.1	909,192	16.9	903,669	123,802	16.1
Online marketing services	672,361	13.4	1,331,902	24.7	1,974,960	270,568	35.1

Total net revenues	5,013,182	100.0	5,389,208	100.0	5,625,919	770,748	100.0

Learning services. We generate the majority of the net revenues of learning services from our tutoring services. For avoidance of doubt, we define our tutoring services to mainly include our digital learning contents and existing online courses. In 2022, 2023 and 2024, the net revenues generated from tutoring services were RMB2,886.1 million, RMB2,914.1 million and RMB2,384.7 million (US$326.7 million), respectively, accounting for the vast majority of the total net revenues of our learning services.

For the proceeds from the sales of our digital learning contents, they are initially recorded as deferred revenue and are recognized as revenues when the performance obligation is satisfied upon the time of delivery. The tuition fees from the sales of our online courses are initially recorded as deferred revenue and are recognized proportionally over an average of the learning periods of different tutoring courses. The learning period of a course refers to the period during which the course is delivered plus the estimated period following the completion of the course during which the customers view playback of the course recordings. The estimated weighted average duration of learning periods of our online courses mainly ranges from five to six months for the periods presented in this annual report. As of December 31, 2023 and 2024, we had deferred revenue of RMB894.7 million and RMB638.3 million (US$87.4 million), respectively, from our tutoring services.

In addition to tutoring services, we also generate net revenues from other learning services which are primarily fee-based premium services. These services mainly include: (a) sales of subscription packages to users of our AI-driven subscription services, such as Youdao Dictionary, that allow them to access additional functions, content and privileges and (b) the licensing of technologies and solutions, including through Youdao Smart Cloud, to business customers.

Smart devices. We generate net revenues from sales of smart devices, which currently mainly include Youdao Dictionary Pen and Youdao Listening Pod. In 2022, 2023 and 2024, the net revenues generated from smart devices were RMB1,256.4 million, RMB909.2 million and RMB903.7 million (US$123.8 million), respectively.

Online marketing services. We generate net revenues of online marketing services through the provision of different formats of advertisement, including but not limited to banners, text links, videos, logos, buttons and rich media. We primarily offer performance-based advertising solutions which mainly charged on a per-click basis, as well as global marketing and promotion services, which typically charged as fix advertising fees. In 2022, 2023 and 2024, we generated 83.2%, 90.0% and 92.1%, respectively, of the net revenues of our online marketing services from the advertising services mentioned above.

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

	For the Year Ended December 31,
	2022			2023			2024
	RMB	% of total cost of revenues	% of total net revenues	RMB	% of total cost of revenues	% of total net revenues	RMB	US$	% of total cost of revenues	% of total net revenues
	(in thousands, except for percentages)
Cost of revenues
Learning services	1,172,703	48.3	23.4	1,159,357	44.2	21.5	1,060,177	145,244	36.8	18.8
Smart devices	765,641	31.5	15.3	552,810	21.1	10.3	553,620	75,845	19.2	9.8
Online marketing services	488,422	20.2	9.7	909,579	34.7	16.8	1,263,631	173,117	44.0	22.5

Total cost of revenues	2,426,766	100.0	48.4	2,621,746	100.0	48.6	2,877,428	394,206	100.0	51.1

Gross profit

We recorded gross profit of RMB2,586.4 million, RMB2,767.5 million and RMB2,748.5 million (US$376.5 million), respectively, in 2022, 2023 and 2024.

In 2022, 2023 and 2024, our overall gross margin was 51.6%, 51.4% and 48.9%, respectively. During the same periods, the gross margin of learning services was 62.0%, 63.2% and 61.4%, respectively, the gross margin of smart devices was 39.1%, 39.2% and 38.7%, respectively, and the gross margin of online marketing services was 27.4%, 31.7% and 36.0%, respectively. With our continued efforts to reduce cost of revenues in learning services, smart devices and online marketing services, we expect that we will be able to optimize our gross profit in each segment.

Operating expenses

The following table sets forth a breakdown of our operating expenses, in absolute amounts and as percentages of total operating expenses and as percentages of the total net revenues, for the periods indicated.

	For the Year Ended December 31,
	2022			2023			2024
	RMB	% of total operating expenses	% of total net revenues	RMB	% of total operating expenses	% of total net revenues	RMB	US$	% of total operating expenses	% of total net revenues
	(in thousands, except for percentages)
Operating expenses
Sales and marketing expenses	2,328,095	69.3	46.4	2,268,428	70.1	42.2	1,872,586	256,543	72.0	33.4
Research and development expenses	803,791	23.9	16.0	743,364	23.0	13.8	539,998	73,980	20.8	9.6
General and administrative expenses	229,210	6.8	4.6	221,996	6.9	4.1	187,086	25,631	7.2	3.3

Total operating expenses	3,361,096	100.0	67.0	3,233,788	100.0	60.1	2,599,670	356,154	100.0	46.3

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

Taxation

We had income tax expense of RMB13.8 million, RMB11.1 million and RMB6.0 million (US$0.8 million) in 2022, 2023 and 2024, respectively. We are subject to various rates of income tax in different jurisdictions. The following summarizes major factors affecting our applicable tax rates in the Cayman Islands, Hong Kong and the PRC.

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

PRC

Our subsidiaries, the VIEs and their subsidiaries, in China are companies incorporated under PRC law and, as such, are subject to PRC enterprise income tax on their taxable income in accordance with the relevant PRC income tax laws. Pursuant to the PRC EIT Law, which became effective on January 1, 2008, a uniform 25% enterprise income tax rate is generally applicable to both foreign-invested enterprises and domestic enterprises, except where a special preferential rate applies. Entities qualifying as High and New Technology Enterprises (“HNTE”) qualify for a preferential tax rate of 15% subject to a requirement that they re-apply for HNTE status every three years. Youdao Information, Youdao Hangzhou and Beijing Lingshi Ruifeng Education Technology Co., Ltd. were qualified as HNTEs and enjoyed a preferential tax rate of 15% in 2022, 2023 and 2024. As of December 31, 2024, the entities mentioned above were all in accumulative deficit position. The enterprise income tax is calculated based on the entities’ global income as determined under PRC tax laws and accounting standards.

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

Discontinued Operation

We report a disposal of our component or a group of our components as discontinued operations if the disposal represents a strategic shift that has (or will have) a major effect on our operations and financial results. Classification as a discontinued operation occurs upon disposal or when the operation meets the criteria to be classified as held for sale, if earlier. In the period that a discontinued operation is classified as held for sale, the assets and liabilities of the discontinued operation are presents separately in asset and liability sections, respectively, of the consolidated balance sheets and prior periods are presented on a comparative basis. In the consolidated statements of operations and comprehensive (loss)/income, the results from discontinued operations are reported separately from the income and expenses from continuing operations and prior periods are presented on a comparative basis. Cash flows for discontinued operations are presented separately in the consolidated statements of cash flows.

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

A consolidated VIE is an entity in which we, or any of our subsidiaries, through contractual arrangements, have the power to direct the activities that most significantly impact the entity’s economic performance, and has the obligation to absorb losses or the right to receive benefits of the entity that could potentially be significant to the entity, and therefore we or our subsidiary is the primary beneficiary of the entity.

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

Learning services

Tutoring services

Our tutoring services are delivered in online live streaming courses or online pre-recorded video courses or digital learning content format. With respect to our online live streaming courses, once the course is completed, we also provide the customers with “content playback service” that give them unlimited access to previous online live streaming courses for a specified period. The online live streaming of the course and the content playback service, as well as other teaching activities associated with the course, are highly interdependent and interrelated in the context of the contract and are only considered accessory services to the online live streaming courses and therefore are not distinct and are not sold standalone. As a result, online live streaming course is accounted for as a single performance obligation which is satisfied over its learning period. The learning period of online live streaming course refers to the period during which the course is delivered plus the estimated period following the completion of the course during which the customers view playback of the course recordings. The revenues generated from our online live streaming courses are recognized ratably over the estimated average learning periods for different courses. We consider the best estimates for the estimated learning period for each course based on the expected learning time customers will spend on the courses, and the expected number of times customers will take the courses based on the historical customers’ learning behavior and the similarities between newly-launched courses and existing courses. With respect to online pre-recorded video courses, the net revenues are recognized ratably over the estimated average learning period for different courses, similar with the online live streaming courses.

With respect to our digital learning contents, they are offered together with online live streaming courses and customized planning services to customers. The customers can either stream the digital learning contents online or download and watch them offline. The downloadable digital learning contents, streaming services, online live streaming courses and customized planning services are considered distinct performance obligations in the contract. The transaction price is generally collected in advance and allocated to each performance obligation in the contract based on the relevant standalone selling prices. We recognize the revenues of downloadable digital learning contents as the performance obligation is satisfied upon the time of delivery and recognize the revenues of streaming services and customized planning services ratably over the service period. For online live streaming courses, the revenues are recognized ratably over the estimated average learning period.

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

Contract liabilities

Contract liabilities refer to the deferred revenue. Deferred revenue relates to the learning tuition, online marketing services and fee-based premium services with fees received from customers for which our revenue recognition criteria have not been met.

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

Application of a goodwill impairment test requires significant management judgment, including the identification of reporting units, assigning assets and liabilities to reporting units, assigning goodwill to reporting units, and determining the fair value of each reporting unit. The judgment in estimating the fair value of reporting units includes estimating future cash flows, determining appropriate discount rates and making other assumptions. Changes in these estimates and assumptions could materially affect the determination of fair value for each reporting unit. Goodwill was allocated to learning services segment. No impairment charge of goodwill was recognized in 2022, 2023 or 2024.

Impairment of long-lived assets

Long-lived assets are evaluated for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will affect the future use of the assets) indicate that the carrying value of an asset may not be fully recoverable or that the useful life is shorter than we had originally estimated. When these events occur, we evaluate the impairment for the long-lived assets by comparing the carrying value of the assets to an estimate of future undiscounted cash flows expected to be generated from the use of the assets and their eventual disposition. If the sum of the expected future undiscounted cash flows is less than the carrying value of the assets, we recognize an impairment loss based on the excess of the carrying value of the assets over the fair value of the assets. No impairment loss on intangible assets was recognized in 2022, 2023 or 2024.

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

Youdao Share Incentive Plans

We adopted two employee share incentive plans in February 2015 (as amended in April 2018 and November 2024) and April 2023, which we refer to as the 2015 Plan and the 2023 Plan, respectively. These employee share incentive plans may be amended, restated and/or supplemented from time to time. For key terms of the 2015 Plan and the 2023 Plan, see “Item 6. Directors, Senior Management and Employees—6.B. Compensation—Share Incentive Plans.”

We did not grant any option in 2024. The fair value of each option granted pursuant to the 2015 Plan in 2022 and 2023 is estimated on the date of grant using the following assumptions:

	For the Year Ended December 31,
	2022	2023
Expected volatility	74.30%-95.00%	96.30%
Expected dividends yield	0%	0%
Risk-free interest rate	1.74%-2.70%	3.42%
Expected term (in years)	6	6
Fair value of underlying ordinary share (US$)	4.25-13.02	4.94-7.69

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

NetEase Share Incentive Plans

In November 2009, NetEase adopted a restricted share units plan for NetEase’s employees, directors and consultants, or the 2009 RSU Plan. NetEase recognizes share-based compensation expenses in its consolidated statements of operations and comprehensive income based on awards ultimately expected to vest, after considering estimated forfeitures. The 2009 RSU Plan became effective on November 17, 2009 for a term of 10 years unless sooner terminated. The 2009 RSU Plan expired on November 16, 2019 in accordance with its terms. The board of NetEase approved 2019 Restricted Share Unit Plan, or the 2019 RSU Plan, in October 2019, as a replacement for the 2009 RSU Plan, which was amended in February 2023 and renamed as the Amended and Restated 2019 Share Incentive Plan, or the 2019 Share Plan. Forfeitures are estimated based on the NetEase’s historical experience over the last five years and revised in subsequent periods if actual forfeitures differ from those estimates.

Income taxes

Current income taxes are provided on the basis of income/(loss) for financial reporting purposes, adjusted for income and expense items which are not assessable or deductible for income tax purposes, in accordance with the regulations of the relevant tax jurisdictions. Deferred income taxes are provided using the liability method. Under this method, deferred income taxes are recognized for the tax consequences of temporary differences by applying enacted statutory rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. The tax base of an asset or liability is the amount attributed to that asset or liability for tax purposes. The effect on deferred taxes of a change in tax rates is recognized in the consolidated statements of operations and comprehensive (loss)/income in the period of change. A valuation allowance is provided to reduce the amount of deferred tax assets if it is considered more likely than not that some portion of, or all of the deferred tax assets will not be realized.

Uncertain tax positions

In order to assess uncertain tax positions, we apply a more likely than not threshold and a two-step approach for the tax position measurement and financial statement recognition. Under the two-step approach, the first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not, that the position will be sustained, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount that is more than 50% likely of being realized upon settlement. We recognize interest and penalties, if any, under accrued expenses and other current liabilities on our consolidated balance sheets and under other expenses in our consolidated statements of operations and comprehensive (loss)/income. We did not have any significant unrecognized uncertain tax positions as of and for the years ended December 31, 2022, 2023 and 2024, nor did we recognize any related interest and penalties.

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

	For the Year Ended December 31,
	2022		2023		2024
	RMB	%	RMB	%	RMB	US$	%

	(in thousands, except for percentages, shares and per share/ADS data)
Net revenues	5,013,182	100.0	5,389,208	100.0	5,625,919	770,748	100.0
Cost of revenues(1)	(2,426,766)	(48.4)	(2,621,746)	(48.6)	(2,877,428)	(394,206)	(51.1)

Gross profit	2,586,416	51.6	2,767,462	51.4	2,748,491	376,542	48.9
Operating expenses
Sales and marketing expenses(1)	(2,328,095)	(46.4)	(2,268,428)	(42.2)	(1,872,586)	(256,543)	(33.4)
Research and development expenses(1)	(803,791)	(16.0)	(743,364)	(13.8)	(539,998)	(73,980)	(9.6)
General and administrative expenses(1)	(229,210)	(4.6)	(221,996)	(4.1)	(187,086)	(25,631)	(3.3)

Total operating expenses	(3,361,096)	(67.0)	(3,233,788)	(60.1)	(2,599,670)	(356,154)	(46.3)

(Loss)/Income from operations	(774,680)	(15.4)	(466,326)	(8.7)	148,821	20,388	2.6
Interest income	12,908	0.3	8,348	0.2	3,919	537	0.1
Interest expense	(45,607)	(0.9)	(69,472)	(1.3)	(73,090)	(10,013)	(1.3)
Others, net	81,445	1.6	(11,578)	(0.2)	1,585	217	0.1

(Loss)/Income before tax	(725,934)	(14.4)	(539,028)	(10.0)	81,235	11,129	1.5
Income tax expenses	(13,844)	(0.3)	(11,089)	(0.2)	(6,009)	(823)	(0.1)

Net (loss)/income from continuing operations	(739,778)	(14.7)	(550,117)	(10.2)	75,226	10,306	1.4
Net loss from discontinued operations	(6,105)	(0.2)	—	—	—	—	—

Net (loss)/income	(745,883)	(14.9)	(550,117)	(10.2)	75,226	10,306	1.4
Net loss attributable to noncontrolling interests	18,851	0.4	182	0.0	6,987	957	0.1

Net (loss)/income attributable to ordinary shareholders of the company	(727,032)	(14.5)	(549,935)	(10.2)	82,213	11,263	1.5

Including:
Net (loss)/income from continuing operations attributable to ordinary shareholders of the company	(720,927)	(14.4)	(549,935)	(10.2)	82,213	11,263	1.5
Net loss from discontinued operations attributable to ordinary shareholders of the company	(6,105)	(0.1)	—	—	—	—	—
Net (loss)/income per ordinary share/ADS
Basic	(5.88)		(4.53)		0.70	0.10
—Continuing operations	(5.83)		(4.53)		0.70	0.10
—Discontinued operations	(0.05)		—		—	—
Diluted	(5.88)		(4.53)		0.70	0.10
—Continuing operations	(5.83)		(4.53)		0.70	0.10
—Discontinued operations	(0.05)		—		—	—
Weighted average number of ordinary shares/ADSs used in calculating net (loss)/income per ordinary share/ADS
Basic	123,597,604		121,381,857		117,426,938	117,426,938
Diluted	123,597,604		121,381,857		118,173,469	118,173,469

Note:

(1)

The following table sets forth our share-based compensation expenses, including the share-based compensation expenses allocated to us based on awards granted to our employees pursuant to NetEase’s incentive plans. See also “Item 7. Major shareholders and Related Party Transactions—7.B. Related Party Transactions—Transactions with NetEase and Other Related Parties.”

	For the Year Ended December 31,
	2022	2023	2024
	RMB	RMB	RMB	US$
	(in thousands)
Cost of revenues	5,984	1,645	2,359	323
Sales and marketing expenses	12,669	6,071	1,183	162
Research and development expenses	30,578	8,020	8,712	1,194
General and administrative expenses	21,478	15,061	10,342	1,417

Total	70,709	30,797	22,596	3,096

Year Ended December 31, 2024 Compared to Year Ended December 31, 2023

Net Revenues

Our net revenues increased by 4.4% from RMB5,389.2 million in 2023 to RMB5,625.9 million (US$770.7 million) in 2024.

Learning services

Our net revenues generated from learning services decreased by 12.7% from RMB3,148.1 million in 2023 to RMB2,747.3 million (US$376.4 million) in 2024, which was mainly driven by the decrease in revenues from tutoring services and partially offset by the increase in revenue from other learning services.

•

Tutoring services. Our net revenues generated from tutoring services decreased by 18.2% from RMB2,914.1 million in 2023 to RMB2,384.7 million (US$326.7 million) in 2024. The decrease reflects our commitment to a more selective customer acquisition approach, prioritizing higher ROI engagements. This strategy has contributed to the overall resilience and efficiency of our business.

•

Other learning services. Our net revenues generated from other learning services increased by 54.9% from RMB234.0 million in 2023 to RMB362.6 million (US$49.7 million) in 2024, primarily driven by the sharp increases in the sales of our AI-driven subscription services.

Smart devices

Our net revenues generated from distribution of smart devices were RMB903.7 million (US$123.8 million) in 2024, remaining stable compared to 2023.

Online marketing services

Our net revenues generated from online marketing services increased by 48.3% from RMB1,331.9 million in 2023 to RMB1,975.0 million (US$270.6 million) in 2024, primarily due to the increase demand for performance-based advertisements through third parties’ internet properties, which was driven by our continued investments in AI technology.

Cost of revenues

Our cost of revenues increased by 9.8% from RMB2,621.7 million in 2023 to RMB2,877.4 million (US$394.2 million) in 2024.

Learning services

Our cost of revenues of learning services decreased by 8.6% from RMB1,159.4 million in 2023 to RMB1,060.2 million (US$145.2 million) in 2024, primarily due to (i) a decrease in the amount of the cost of course production by 46.8% from RMB92.2 million in 2023 to RMB49.0 million (US$6.7 million) in 2024; and (ii) a decrease in the amount of the revenues shared with key instructors by 18.1% from RMB224.7 million in 2023 to RMB184.0 million (US$25.2 million) in 2024, which was generally in line with the revenue decrease during the same period.

Smart devices

Our cost of revenues of smart devices remained stable from RMB552.8 million in 2023 to RMB553.6 million (US$75.8 million) in 2024.

Online marketing services

Our cost of revenues of online marketing services increased by 38.9% from RMB909.6 million in 2023 to RMB1,263.6 million (US$173.1 million) in 2024, primarily due to the increase in revenues shared to third parties’ internet properties from RMB828.6 million in 2023 to RMB1,154.5 million (US$158.2 million) in 2024, which was generally in line with the revenue increase during the same period.

Gross profit & gross margin

The gross margin of learning services decreased slightly from 63.2% in 2023 to 61.4% in 2024. In 2024, the gross margin for our smart devices remained stable at 38.7% compared to 39.2% in 2023. The gross margin of online marketing services increased from 31.7% in 2023 to 36.0% in 2024, primarily due to improved gross margin profile of performance-based advertisements through third parties’ internet properties compared with last year.

Our overall gross profit was RMB2,748.5 million (US$376.5 million) in 2024, remaining stable compared to RMB2,767.5 million in 2023. Our overall gross margin was 51.4% and 48.9%, respectively, in 2023 and 2024.

Operating expenses

Our total operating expenses decreased by 19.6% from RMB3,233.8 million in 2023 to RMB2,599.7 million (US$356.2 million) in 2024.

Sales and marketing expenses

Our sales and marketing expenses decreased by 17.5% from RMB2,268.4 million in 2023 to RMB1,872.6 million (US$256.5 million) in 2024, which was mainly driven by the decrease in marketing spending from RMB1,384.3 million in 2023 to RMB1,106.2 million (US$151.5 million) in 2024, as well as the decrease in the payroll-related expenses from RMB764.9 million in 2023 to RMB650.2 million (US$89.1 million) in 2024.

Research and development expenses

Our research and development expenses decreased by 27.4% from RMB743.4 million in 2023 to RMB540.0 million (US$74.0 million) in 2024, which was primarily attributable to the decrease in the payroll-related expenses from RMB629.1 million in 2023 to RMB469.9 million (US$64.4 million) in 2024, mainly driven by a decreasing number of development and technology professionals associated with our tutoring services.

General and administrative expenses

Our general and administrative expenses decreased by 15.7% from RMB222.0 million in 2023 to RMB187.1 million (US$25.6 million) in 2024, which was primarily due to the decreased headcount for general and administrative employees.

Net (loss)/income from continuing operations

As a result of the foregoing, we had net loss from continuing operations of RMB550.1 million in 2023 and net income from continuing operations of RMB75.2 million (US$10.3 million) in 2024.

Year Ended December 31, 2023 Compared to Year Ended December 31, 2022

See “Item 5. Operating and Financial Review and Prospects—5.A. Operating Results—Year Ended December 31, 2023 Compared to Year Ended December 31, 2022” beginning on page 116 of our Form 20-F for the fiscal year ended December 31, 2023 filed with the SEC on April 25, 2024 (Securities Act File No. 001-39087).

Non-GAAP Financial Measure

We consider and use non-GAAP financial measures, such as non-GAAP net income/(loss) from continuing operations attributable to the company’s ordinary shareholders and non-GAAP basic and diluted income/(loss) from continuing operations per ADS, as supplemental metrics in reviewing and assessing our operating performance and formulating our business plan.

We define non-GAAP net income/(loss) from continuing operations attributable to the company’s ordinary shareholders as net income/(loss) from continuing operations attributable to the company’s ordinary shareholders excluding share-based compensation expenses and impairment of long-term investments. Non-GAAP net income/(loss) from continuing operations attributable to the company’s shareholders enables our management to assess our operating results without considering the impact of above-mentioned non-cash charges. We believe that these non-GAAP financial measures provide useful information to investors in understanding and evaluating our current operating performance and prospects in the same manner as management does, if they so choose.

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

The following table sets forth a reconciliation of non-GAAP net (loss)/income from continuing operation attributable to ordinary shareholders of the company to net (loss)/income from continuing operation attributable to ordinary shareholders of the company, the most directly comparable GAAP measure:

	For the Year Ended December 31,
	2022	2023	2024
	RMB	RMB	RMB	US$
	(in thousands)
Net (loss)/income from continuing operations attributable to ordinary shareholders of the company	(720,927)	(549,935)	82,213	11,263
Add: share-based compensation	70,709	30,797	22,596	3,096
impairment of long-term investments	10,300	43,740	—	—

Non-GAAP net (loss)/income from continuing operations attributable to ordinary shareholders of the company	(639,918)	(475,398)	104,809	14,359
Non-GAAP basic net (loss)/income from continuing operations per share/ADS	(5.18)	(3.92)	0.89	0.12

Non-GAAP diluted net (loss)/income from continuing operations per share/ADS	(5.18)	(3.92)	0.89	0.12

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

We had working capital deficits (being total current liabilities exceeded that of total current assets) of RMB1,799.3 million and RMB1,460.2 million (US$200.0 million) as of December 31, 2023 and 2024, respectively. The NetEase Group has provided financial support for our continuing operations in 2024, and intends to continue to provide financial support for our continuing operations after the date of this annual report according to the support letter issued by the NetEase Group in May 2024. As of December 31, 2024, we had outstanding interest-bearing short-term loan payable to the NetEase Group in the amount of RMB878.0 million (US$120.3 million), which constituted a substantial portion of our current liabilities. The loan is repayable within one year and was used to provide working capital for the daily operations of our business. In April 2021, we entered into a three-year US$300.0 million revolving loan facility agreement with NetEase. In September 2023, we and NetEase entered into an agreement to further extend such revolving loan facility agreement to March 31, 2027. As of March 31, 2025, we had outstanding interest-bearing long-term loans payable to the NetEase Group in the amount of US$128.1 million (or equivalent to RMB926.7 million), which was drawn down from the US$300.0 million revolving loan facility with maturity dated March 31, 2027. Repayment of such loans would materially and adversely affect our liquidity, financial position and cash flows. Besides financial support from NetEase, we will also continue to evaluate and pursue attractive financing opportunities, including issuances of debt or equity securities and obtaining additional credit facilities.

We believe that our existing cash, cash equivalents, restricted cash and short-term investments balance as of December 31, 2024, as well as continuous funding support from our controlling shareholder NetEase, would be sufficient to fund our continuing operating activities, capital expenditures and other obligations for at least the next twelve months.

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

The following table presents our summary consolidated cash flow data in 2022, 2023 and 2024.

	For the Year Ended December 31,
	2022	2023	2024
	RMB	RMB	RMB	US$
		(in thousands)
Net cash used in continuing operating activities	(531,412)	(438,145)	(67,912)	(9,304)
Net cash provided by/(used in) continuing investing activities	125,823	125,573	(13,585)	(1,861)
Net cash provided by/(used in) continuing financing activities	184,649	(18,942)	228,512	31,306

Continuing Operating Activities

Net cash used in continuing operating activities was RMB67.9 million (US$9.3 million) in 2024. The difference between our net income from continuing operations of RMB75.2 million (US$10.3 million) and the net cash used in continuing operating activities was mainly due to (i) decrease in contract liabilities (which are mainly composed of deferred revenue relating to the tuition fees received from students for which revenue recognition criteria have not been met) of RMB91.6 million due to the decreased sales of tutoring services; (ii) an increase in accounts receivable of RMB68.5 million primarily arising from the increased sales of smart devices; (iii) a decrease in amounts due to NetEase Group of RMB60.4 million primarily due to more payables were settled by Youdao in 2024; and (iv) an increase in amounts due from NetEase Group of RMB53.4 million primarily arising from the increased sales of online marketing services provided to NetEase Group, partially offset by an increase in accrued liabilities and other payables of RMB57.2 million, which mainly consisted of accrued liabilities for learning services and accrued marketing expenses and technical service fees.

Net cash used in continuing operating activities was RMB438.1 million in 2023. The difference between our net loss from continuing operations of RMB550.1 million and the net cash used in continuing operating activities was mainly due to (i) decrease in accounts receivable of RMB44.0 million primarily arising from the decreased sales of smart devices, which due to our continuous efforts to streamline marketing channels with low return on investment for smart devices; and (ii) an increase in accrued liabilities and other payables of RMB35.9 million, which mainly consisted of accrued liabilities for online marketing services, resulting from the increase in the sales of performance-based advertisements through third parties’ internet properties, partially offset by the decrease in accounts payable of RMB123.4 million due to decreased purchase of smart devices.

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

Continuing Investing Activities

Net cash used in continuing investing activities in 2024 was RMB13.6 million (US$1.9 million), which was mainly attributable to (i) the purchases of short-term investments of RMB25.0 million, with variable interest rates; (ii) the payment for long-term investments of RMB19.2 million; and (iii) the purchases of property, equipment and software of RMB11.8 million, partially offset by the proceeds received from maturities of short-term investments of RMB35.0 million.

Net cash provided by continuing investing activities in 2023 was RMB125.6 million, which was mainly attributable to (i) the proceeds received from maturities of short-term investments of RMB270.2 million, partially offset by (i) the purchases of short-term investments of RMB110.0 million with variable interest rates; and (ii) the purchases of property, equipment and software of RMB17.9 million.

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

Continuing Financing Activities

Net cash provided by continuing financing activities for 2024 was RMB228.5 million (US$31.3 million), which was mainly attributable to the long-term loan from the NetEase Group of US$67.1 million (or equivalent to RMB488.0 million), partially offset by (i) repayment of the long-term loan from the NetEase Group of US$30.0 million (or equivalent to RMB214.0 million); and (ii) cash paid for repurchase of Youdao’s ADSs of RMB62.3 million.

Net cash used in continuing financing activities for 2023 was RMB18.9 million, which was mainly attributable to cash paid for repurchase of Youdao’s ADSs of RMB127.5 million, partially offset by the long-term loan from the NetEase Group of US$14.0 million (or equivalent to RMB99.3 million).

Net cash provided by continuing financing activities for 2022 was RMB184.6 million, which was mainly attributable to the long-term loan from the NetEase Group of US$35.0 million (or equivalent to RMB225.9 million), partially offset by cash paid for repurchase of Youdao’s ADSs of RMB50.7 million.

Material Cash Requirements

Our material cash requirements as of December 31, 2024 and any subsequent interim period primarily include working capital needs, capital expenditures, repayment of short-term/long-term loans from NetEase, operating lease obligations, purchase commitments and capital commitments.

Our capital expenditures are incurred primarily in connection with purchase of servers, computers and software. Our capital expenditures were RMB69.8 million, RMB17.9 million and RMB11.8 million (US$1.6 million), respectively, in 2022, 2023 and 2024. We intend to fund our future capital expenditures with our existing cash balance.

The following table sets forth the details of our material cash requirements (other than capital expenditure) as of December 31, 2024.

	Payments Due by Period
	Less than One Year	One to Three Years	Three to Five Years	Total

	(RMB in thousands)
Repayment of short-term/long-term loans from NetEase(1)	878,000	913,000	—	1,791,000
Operating lease commitments(2)	40,428	24,348	1,611	66,387
Purchase commitments(3)	224,143	1,095	—	225,238
Capital commitments(4)	753	—	—	753

Total	1,143,324	938,443	1,611	2,083,378

Notes:

(1)	Consists of short-term loan from NetEase, as well as long-term loans from NetEase drawn down from the US$300.0 million revolving loan facility provided by NetEase with maturity dated March 31, 2027.
(2)

Consist primarily of the commitments under non-cancelable operating lease agreements for our office premises. In 2022, 2023 and 2024, our rental expenses were RMB70.1 million, RMB74.0 million and RMB68.2 million (US$9.3 million), respectively.

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

Other than as discussed above, we did not have any significant capital and other commitments, long-term obligations or guarantees as of December 31, 2024.

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

Holding Company Structure

Youdao, Inc. is a holding company with no material operations of its own. We conduct our operations primarily through our subsidiaries and the VIEs and their subsidiaries in the PRC. In 2022, 2023 and 2024, the amount of revenues generated by the VIEs and their subsidiaries accounted for 70.1%, 77.0% and 73.4%, respectively, of our total net revenues. As a result, our ability to pay dividends depends upon dividends paid by our subsidiaries which, in turn, depends on the payment of the service fees to our PRC subsidiaries by the VIEs in the PRC pursuant to certain contractual arrangements among our PRC subsidiaries, the VIEs and the VIEs’ shareholders. See “Item 4. Information on the Company—4.C. Organizational Structure—Contractual Arrangements with the VIEs and the VIEs’ Respective Shareholders.” In 2022, 2023 and 2024, the amount of service fees charged by our PRC subsidiaries to the VIEs was RMB2,767.8 million, RMB2,881.0 million and RMB2,626.4 million (US$359.8 million), respectively. If our subsidiaries or any newly formed subsidiaries incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us.

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

5.D. Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events in 2024 that are reasonably likely to have a material and adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future results of operations or financial condition.

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

Assumptions Used. Changes in assumptions or estimates can materially affect average learning period for different courses and, therefore, can affect the test results. The following are key assumptions we use in making the average learning period for different courses:

•

expected learning time customers spend on the courses. We track the learning time that customers spend on the courses, which is the accumulated learning time for each customer spends during a period for each course. We make assumptions about the ending point of the learning period when the learning time in certain period over accumulated learning time of all customers for such course is not material, and apply it as the expectation. The longer the expected learning time, the longer the average learning period.

•

expected number of times customers will take the courses. We track the number of learning times that customers take the courses, which is the accumulated number of times for each customer takes during a period for each course. We make assumptions about the ending point of the learning period when the number of times customers take in certain period over accumulated number of learning times of all customers for such course is not material, and apply it as the expectation. The more the expected number of times, the longer the average learning period.

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

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A. Directors and Senior Management

The following table sets forth the name, age and position of each of our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
William Lei Ding	53	Director
Feng Zhou	47	Director, Chief Executive Officer
Harry Heung Yeung Shum	58	Independent Director
Jimmy Lai	68	Independent Director
Lei Jin	47	President
Yinghui Wu	45	Vice President
Renlei Liu	43	Vice President
Peng Su	45	Vice President
Yongwei Li	45	Vice President

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

Harry Shum has served as our director since October 2019. Mr. Shum has also served as an independent non-executive director of Meituan Dianping since September 2018 and China Vanke Co., Ltd. since July 2023. Mr. Shum joined Microsoft Research in 1996 as a researcher based in Redmond, Washington. In 1998, he joined Microsoft Research Asia (formerly known as Microsoft Research China) in Beijing, China as one of the founding members and subsequently spent nine years there, becoming the managing director of Microsoft Research Asia. From 2007 to 2013, Mr. Shum served as the corporate vice president in charge of Bing search product development. From 2013 to February 2020, he served as the executive vice president of Microsoft’s Artificial Intelligence and Research group, responsible for intelligence strategy and forward-looking research and development efforts spanning infrastructure, services, apps and agents. Mr. Shum has served as adjunct professors in many universities, including Tsinghua University, since 2003. Mr. Shum received his PhD in robotics from Carnegie Mellon University.

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

Yongwei Li has served as our vice president of finance since May 2019. Prior to joining us, Mr. Li served as a financial controller at Weibo Corporation (Nasdaq: WB) and Sina Corporation (Nasdaq: SINA) from 2013 to 2019. Mr. Li previously worked at PricewaterhouseCoopers Zhong Tian LLP between 2005 and 2013, with his last role as an audit manager. Mr. Li received his master’s degree in business administration from Jinan University. Mr. Li qualifies as a member of the Association Chartered Certified Accountant and a member of the Chinese Institute of the Certified Public Accountant.

6.B. Compensation

In 2024, we paid an aggregate of RMB18.1 million (US$2.5 million) in cash compensation to our directors and executive officers. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our directors and executive officers. Our PRC subsidiaries and the VIEs and their subsidiaries are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.

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

Share Incentive Plans

2015 Share Incentive Plan

We adopted an employee share incentive plan, which we refer to as the 2015 Plan, in February 2015, as may be amended, restated and/or supplemented from time to time. The 2015 Plan was amended in April 2018, and further amended in November 2024. The purpose of the 2015 Plan is to promote the success and enhance the value of our company by linking the personal interests of the employees, directors and consultants to those of our shareholders and by providing such individuals with an incentive for outstanding performance to generate superior returns to our shareholders. The maximum aggregate number of ordinary shares we are authorized to issue pursuant to equity awards granted under the 2015 Plan is 10,222,222 shares. As of March 31, 2025, options to purchase a total of 2,694,185 ordinary shares were outstanding under the 2015 Plan, and 2,371,225 of such options had vested and become exercisable. As of the same date, restricted share units representing a total of 605,288 ordinary shares were granted and outstanding under the 2015 Plan, which will be vested by new or existing shares.

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

2023 Share Incentive Plan

We adopted an employee share incentive plan, which we refer to as the 2023 Plan, in April 2023, as may be amended, restated and/or supplemented from time to time. The purpose of the 2023 Plan is to promote the success and enhance the value of our company by linking the personal interests of the employees, directors and consultants to those of our shareholders and by providing such individuals with an incentive for outstanding performance to generate superior returns to our shareholders. The maximum aggregate number of ordinary shares we are authorized to issue pursuant to equity awards granted under the 2023 Plan is 5,668,625 shares. As of March 31, 2025, no options or restricted share units were outstanding under the 2023 Plan.

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

The following table summarizes, as of March 31, 2025, the number of ordinary shares underlying outstanding options and restricted share units that we granted to our directors and executive officers:

	Ordinary Shares Underlying Equity Awards Granted	Exercise Price (US$/Share)		Date of Grant	Date of Expiration
William Lei Ding	—	—		—	—
Feng Zhou	—	—		—	—
Harry Heung Yeung Shum	*	US$4.0 to US$4.5		February 25, 2020, January 25, 2021 and January 18, 2022	February 25, 2026, January 25, 2027 and January 18, 2028
	*	N/A	(1)	May 30, 2024	N/A	(2)
Jimmy Lai	*	US$4.5		January 25, 2021 and January 18, 2022	January 25, 2027 and January 18, 2028
	*	N/A	(1)	May 30, 2024	N/A	(2)
Lei Jin	*	US$4.5		January 25, 2021	January 25, 2027
Yinghui Wu	*	US$4.5		January 25, 2021	January 25, 2027
Renlei Liu	*	US$1.5 to US$4.5		February 11, 2015, January 17, 2017 and January 25, 2021	February 11, 2026, January 17, 2026 and January 25, 2027
Peng Su	*	US$3.5 to US$4.5		May 30, 2019 and January 25, 2021	May 30, 2026 and January 25, 2027
Yongwei Li	*	US$3.5 to US$4.5		May 30, 2019, January 14, 2020 and January 25, 2021	May 30, 2026, January 14, 2026 and January 25, 2027
All directors and executive officers as a group	*

*	Less than 1% of our total outstanding shares.
(1)	The restricted share units held by such individual(s) do not have exercise price.
(2)	The restricted share units held by such individual(s) have no expiration dates.

As of March 31, 2025, our employees as a group hold (i) options to purchase 2,694,185 ordinary shares, with exercise prices ranging from US$1.5 per share to US$4.5 per share, with a weighted average of exercise prices of US$3.4 per share, and (ii) restricted share units representing 605,288 ordinary shares.

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

6.D. Employees

We had 3,750 full-time employees as of December 31, 2024, most of which were located in our offices in Beijing, Xi’an, Shijiazhuang, Chengdu, Guangzhou, Hangzhou and Nanjing, China. The following table sets forth the breakdowns of our full-time employees by function as of December 31, 2024:

Function	Number of Full-Time Employees	Percentage
Teaching staff(1) and product and service operations	2,049	54.6%
R&D and related	606	16.2%
Sales and marketing	862	23.0%
General and administrative	233	6.2%

Total	3,750	100.0%

Note:

(1)	Our teaching staff consists of (i) instructors; and (ii) teaching assistants focused on providing students with academic and administrative support.

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

6.E. Share Ownership

The following table sets forth information concerning the beneficial ownership of our ordinary shares as of March 31, 2025 by:

•	each of our directors and executive officers; and

•	each person known to us to beneficially own more than 5% of our ordinary shares.

We have adopted a dual-class voting structure. The calculations in the table below are based on 119,569,249 ordinary shares issued and outstanding as of March 31, 2025, consisting of 31,280,889 Class A ordinary shares (excluding 6,400,197 Class A ordinary shares repurchased in the form of ADSs) and 88,288,360 Class B ordinary shares.

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

	Ordinary Shares Beneficially Owned as of March 31, 2025
	Class A		Class B
	Ordinary Shares		Ordinary Shares		Total Ordinary Shares		Voting Power
	Number	%	Number	%	Number	%**	%***
Directors and Executive Officers: †
William Lei Ding(1)	2,502,418	8.0	29,947,319	33.9	32,449,737	27.1	31.2
Feng Zhou(2)	—	—	20,341,200	23.0	20,341,200	17.0	20.6
Harry Heung Yeung Shum	*	*	—	—	*	*	*
Jimmy Lai	*	*	—	—	*	*	*
Lei Jin(3)	*	*	920,000	1.0	*	*	*
Yinghui Wu(4)	*	*	1,640,000	1.9	1,656,000	1.4	1.7
Renlei Liu(5)	624,000	2.0	—	—	*	*	*
Peng Su	*	*	—	—	*	*	*
Yongwei Li	*	*	—	—	*	*	*
All directors and executive officers as a group	3,529,278	11.0	52,848,519	59.9	56,377,797	46.8	54.6
Principal Shareholders:
NetEase, Inc.(6)	2,898,293	9.3	65,387,160	74.1	68,285,453	57.1	67.2
Peng Ke Holdings Inc.(2)	—	—	20,341,200	23.0	20,341,200	17.0	20.6
Orbis(7)	8,976,659	28.7	—	—	8,976,659	7.5	3.0

Notes:

*	Less than 1% of our total issued and outstanding shares on an as-converted basis.
**

For each person and group included in this table, percentage ownership is calculated by dividing the number of shares beneficially owned by such person or group by the sum of (i) 119,569,249, being the number of ordinary shares on an as-converted basis issued and outstanding as of March 31, 2025 (excluding 6,400,197 Class A ordinary shares repurchased in the form of ADSs); and (ii) the number of ordinary shares underlying share options held by such person or group that are exercisable or RSUs that will be vested within 60 days after March 31, 2025.

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

(1)

Represents (i) 1,175,000 ADSs, representing 1,175,000 Class A ordinary shares held of record by Dragon Creation Technology Limited, a company incorporated under the laws of the British Virgin Islands, (ii) 1,327,418 ADSs, representing 1,327,418 Class A ordinary shares held of record by NetEase (of which Mr. Ding is the chief executive officer, a director and the largest shareholder), and (iii) 29,947,319 Class B ordinary shares held of record by NetEase. Dragon Creation Technology Limited is wholly owned by Sino Intelligence Holding Limited, which is in turn wholly owned by Sino Intelligence Trust, or the Trust, for which TMF (Cayman) Ltd. acts as the trustee. Mr. Ding is the sole director of Dragon Creation Technology Limited and the settlor of the Trust, retaining the investment and dispositive powers with respect to the assets of the Trust. The beneficiaries of the Trust are William Lei Ding and his family. In addition, Mr. Ding, through Shining Globe International Limited, beneficially owns approximately 45.8% equity interest in NetEase as of February 28, 2025, and Shining Globe International Limited is the record owner of 1,450,300,000 ordinary shares of NetEase as of February 28, 2025. Shining Globe International Limited is wholly owned by Shining Globe Holding Limited, which is in turn wholly owned by Shining Globe Trust. Mr. Ding, being the sole director of Shining Globe International Limited and the settlor of the Shining Globe Trust, retains the investment and dispositive powers with respect to the assets of the Shining Globe Trust. The business address of William Lei Ding is NetEase Building, No. 599 Wangshang Road, Binjiang District, Hangzhou 310052, People’s Republic of China.

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

(4)

Represents 1,640,000 Class B ordinary shares held of record by Ice River Tech, Inc., a British Virgin Islands company wholly owned by Mr. Wu, and 16,000 Class A ordinary shares underlying share options exercisable within 60 days after March 31, 2025. The registered address of Ice River Tech, Inc. is Kingston Chambers, PO Box 173, Road Town, Tortola, British Virgin Islands. The business address of Mr. Wu is the same as the address of our principal executive offices.

(5)

Represents 184,000 Class A ordinary shares held of record by Taersi, Inc., a British Virgin Islands company wholly owned by Mr. Liu. with a registered address at Kingston Chambers, PO Box 173, Road Town, Tortola, Virgin Islands (British) and 440,000 Class A ordinary shares underlying share options exercisable within 60 days after March 31, 2025. The business address of Mr. Liu is the same as the address of our principal executive offices.

(6)

The business address of NetEase, Inc., a Cayman Islands company, is NetEase Building, No. 599 Wangshang Road, Binjiang District, Hangzhou 310052, People’s Republic of China. NetEase is a reporting company under the Exchange Act and is listed on the NASDAQ Global Select Market and the Main Board of the Hong Kong Stock Exchange.

(7)

Represents 8,976,659 ADSs, representing 8,976,659 Class A ordinary shares beneficially owned by ORBIS INVESTMENT MANAGEMENT LTD, as reported in Schedule 13G filed by ORBIS INVESTMENT MANAGEMENT LTD on February 14, 2025. The business address of ORBIS INVESTMENT MANAGEMENT LTD is 25 Front Street, Hamilton, HM11, Bermuda.

To our knowledge, as of March 31, 2025, 31,096,889 of our Class A outstanding ordinary shares were held by one record holder in the United States, which is the depositary of our ADS program, representing 26.0% of our total issued and outstanding ordinary shares (excluding 6,400,197 Class A ordinary shares repurchased in the form of ADSs) as of such date. We are not aware of any arrangement that may, at a subsequent date, result in change of control of our company.

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

Please refer to “Item 6. Directors, Senior Management and Employees—6.E. Share Ownership.”

7.B. Related Party Transactions

Transactions with NetEase and Other Related Parties

The table below sets forth our significant related party transactions with entities that control us or are under common control with us, or entities on which we have significant influence for the periods indicated:

	For the Year Ended December 31,
	2022	2023	2024
	RMB	RMB	RMB	US$
	(in thousands)
Services and products provided to NetEase Group
Learning services provided to NetEase Group(1)	18,029	22,052	18,453	2,528
Smart devices provided to NetEase Group(2)	8,748	3,016	283	39
Online marketing services provided to NetEase Group(3)	7,925	42,776	163,850	22,447
Other services provided to NetEase Group(4)	9,588	7,084	7,084	971
Fixed assets provided to NetEase Group(5)	936	737	638	87
Services and products purchased from NetEase Group and other related parties
Services purchased from NetEase Group(6)	153,523	162,522	121,139	16,596
Services purchased from other related parties(7)	9,572	17,785	10,023	1,373
Fixed assets and inventories purchased from NetEase Group(8)	1,087	1,037	154	21
Loan-related transactions
Interest expenses on loans from NetEase Group(9)	45,607	69,472	73,090	10,013
Drawdown of long-term loans from NetEase Group(10)	225,941	99,289	487,971	66,852
Repayment of long-term loans from NetEase Group(10)	—	—	214,038	29,323
Equity-related transactions
Share-based compensation under NetEase Plan(11)	1,499	416	418	57

Notes:

(1)	Mainly refer to the translation services provided to the entities within NetEase Group.
(2)	Mainly refer to the arrangements where entities within NetEase Group act as the distributors to sell our smart devices, the revenues of which are recognized upon the delivery to the customers.
(3)	Mainly refer to the advertising arrangements provided to the entities within NetEase Group to promote their own services and products.
(4)	Mainly refer to the server leasing services provided to the entities within NetEase Group.
(5)	Mainly consist of certain fixed assets provided by us to NetEase Group.
(6)	Mainly consist of office leasing, purchase of sever custody service and advertising service.
(7)	Mainly refer to the technical support services provided by equity investees.
(8)	Mainly consist of certain fixed assets and hardware purchased by us from NetEase Group.
(9)	Represent interest expenses on loans we borrowed from NetEase Group.
(10)	Represent the long-term loans we borrowed from NetEase Group.
(11)

Represent the share-based compensation under NetEase’s incentive plans allocated to us based on grants under such plan to our employees. For more information about NetEase’s incentive plans, see “Item 5. Operating and Financial Review and Prospects—5.A. Operating Results—Critical Accounting Policies and Judgments—Share-based compensation—NetEase Share Incentive Plans.”

The table below sets forth the balances with NetEase Group as of the dates indicated:

	As of December 31,
	2023	2024
	RMB	RMB	US$

	(in thousands)
Amounts due from NetEase Group	26,117	79,700	10,919
Loan and prepayment to other related parties	20,194	—	—
Amounts due to NetEase Group	82,430	21,997	3,014
Short-term loans from NetEase Group	878,000	878,000	120,286
Long-term loans from NetEase Group	630,360	913,000	125,080

The amounts due from NetEase Group as of December 31, 2023 and 2024 primarily consisted of amounts unsettled in connection with the services and products provided to NetEase Group, as indicated in the table for the significant related party transactions above. The prepayment to other related party as of December 31, 2023 consisted of the prepaid balance for technical support services provided by an equity investee of us. The amounts due to NetEase Group as of December 31, 2023 and 2024 primarily consisted of amounts unsettled in connection with the services and products purchased from NetEase Group, as indicated in the table for the significant related party transactions above.

The short-term loans from NetEase Group as of December 31, 2023 and 2024 consisted of RMB-denominated loans from NetEase Group, all of which were repayable within one year with interest rates of 2.8% per annum.

The long-term loans from NetEase Group as of December 31, 2023 and 2024 consisted of US$89.0 million and US$126.1 million US-denominated and RMB-denominated loans from NetEase Group, respectively, which were drawn down from the US$300.0 million revolving loan facility with maturity dated March 31, 2027.

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

This discussion applies only to a U.S. Holder that holds the ADSs or the underlying Class A ordinary shares as capital assets for U.S. federal income tax purposes. In addition, it does not describe all of the tax consequences that may be relevant in light of a U.S. Holder’s particular circumstances, including any minimum tax, the Medicare contribution tax on net investment income and tax consequences applicable to U.S. Holders subject to special rules, such as:

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

If a partnership (or other entity or arrangement that is classified as a partnership for U.S. federal income tax purposes) owns ADSs or Class A ordinary shares, the U.S. federal income tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. Partnerships owning ADSs or Class A ordinary shares and their partners should consult their tax advisers as to their particular U.S. federal income tax consequences of owning and disposing of ADSs or Class A ordinary shares.

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

Based on the composition of our income and assets and the estimated value of our assets, including goodwill and other intangible assets, which is based on the price of the ADSs, we believe that we were not a PFIC for our 2024 taxable year. However, our PFIC status for any taxable year is an annual determination that will depend on the composition of our income and assets and the value of our assets from time to time (which may be determined, in large part, by reference to the market price of the ADSs, which has been volatile). Because we hold a substantial amount of cash and financial investments, fluctuations in the market price of our ADSs could cause us to become a PFIC for the current or any future taxable year if the value of our assets (including goodwill and other intangible assets) is determined by reference to our market capitalization. Moreover, it is not entirely clear how the contractual arrangements between us and the VIEs will be treated for purposes of the PFIC rules, and we may be or become a PFIC if the VIEs are not treated as owned by us for these purposes. In addition, the extent to which our goodwill should be characterized as an active asset is not entirely clear. Furthermore, the composition of our income and assets may change over time. For these reasons, there can be no assurance that we were not, or will not be, a PFIC for any taxable year.

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

Inflation risk

Since our inception, inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index were increases of 1.8% and 0.1% for December 2022 and 2024, respectively, and decrease of 0.3% for December 2023. Although we have not in the past been materially affected by inflation since our inception, we can provide no assurance that we will not be affected in the future by higher rates of inflation in China.

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

Not applicable.

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

Based upon that evaluation, our management has concluded that, as of December 31, 2024, our disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our Chief Executive Officer and vice president of finance, to allow timely decisions regarding required disclosure.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. As required by Rule 13a-15(c) of the Exchange Act, our management conducted an evaluation of our company’s internal control over financial reporting as of December 31, 2024 based on the framework in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management concluded that our internal control over financial reporting was effective as of December 31, 2024.

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

Attestation Report of the Registered Public Accounting Firm

PricewaterhouseCoopers Zhong Tian LLP has audited the effectiveness of our internal control over financial reporting as of December 31, 2024 as stated in its report, which appears on page F-2 of this annual report on Form 20-F.

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

	Year Ended December 31,
	2023	2024
	RMB	RMB

	(in thousands)
Services
Audit Fees(1)	8,200	8,080
Tax Fees(2)	90	105
Other Fees(3)	150	—

Total	8,440	8,185

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

On August 31, 2021, our controlling shareholder, NetEase, Inc. adopted a share purchase program of up to US$50.0 million of our outstanding ADSs for a period not to exceed 36 months beginning on September 2, 2021 (the “2021 Share Purchase Program”). Under the terms of this program, NetEase may purchase our ADSs in open-market transactions on the New York Stock Exchange. The purchase program may be suspended or discontinued by NetEase at any time. As of March 31, 2025, a total of approximately 2.7 million ADSs have been purchased under this program.

On November 17, 2022, our board of directors authorized us to adopt a share repurchase program for up to US$20.0 million of our Class A ordinary shares (including in the form of ADSs) during a period of up to 36 months (the “2022 Share Repurchase Program”). On August 23, 2023, our board of directors authorized us to increase the total repurchase amount under the 2022 Share Repurchase Program by an additional US$20.0 million. Repurchases under the company’s share repurchase program, if adopted, may be made from time to time on the open market at prevailing market prices, in open-market transactions, privately negotiated transactions or block trades, and/or through other legally permissible means, depending on market conditions and in accordance with the applicable rules and regulations. The timing and conditions of the share repurchases will be subject to various factors including the requirements under Rule 10b-18 and Rule 10b5-1 of the Securities Exchange Act of 1934, as amended. As of March 31, 2025, a total of approximately 7.5 million Class A ordinary shares had been purchased under this program.

The table below is a summary of the shares purchased under this program from April 1, 2024 to March 31, 2025. All shares were purchased in the open market pursuant to the 2022 Share Repurchase Program.

	Total Number of ADSs Purchased	Average Price Paid Per ADS	Total Number of ADSs Purchased as Part of the Publicly Announced Plan	Approximate Dollar Value of ADSs that May Yet Be Purchased Under the Plan
Period
April 2024	400,501	3.94	400,501	7,983,192
May 2024	453,946	3.78	453,946	6,269,219
June 2024	19,683	3.82	19,683	6,194,003
July 2024	—	—	—	6,194,003
August 2024	—	—	—	6,194,003
September 2024	—	—	—	6,194,003
October 2024	—	—	—	6,194,003
November 2024	—	—	—	6,194,003
December 2024	—	—	—	6,194,003
January 2025	—	—	—	6,194,003
February 2025	—	—	—	6,194,003
March 2025	—	—	—	6,194,003

Total	874,130	3.85	874,130

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G.	CORPORATE GOVERNANCE

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
We have
adopted
insider trading policies governing the purchase, sale, and other disposition of our securities by directors, senior management, and employees. A copy of the insider trading policies is filed as an exhibit to this annual report.

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
2
7 of this annual report.

PART III

ITEM 17.	FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18.	FINANCIAL STATEMENTS

The consolidated financial statements of Youdao, Inc. are included at the end of this annual report.

ITEM 19.	EXHIBITS

Exhibit Number	Description of Document

1.1	Fourth Amended and Restated Memorandum and Articles of Association of the Registrant, as currently in effect (incorporated herein by reference to Exhibit 3.2 to the registration statement on Form F-1 (File No. 333-234009), as amended, initially filed with the SEC on September 30, 2019)

2.1	Form of American Depositary Receipt (included in Exhibit 2.3)

2.2	Registrant’s Specimen Certificate for Class A Ordinary Shares (incorporated herein by reference to Exhibit 4.2 to the registration statement on Form F-1 (File No. 333-234009), as amended, initially filed with the SEC on October 15, 2019)

2.3	Form of Deposit Agreement among the Registrant, the depositary and holders of the American Depositary Shares (incorporated herein by reference to Exhibit 4.3 to the registration statement on Form F-1 (File No. 333-234009), as amended, initially filed with the SEC on October 15, 2019)

2.4	Description of Registrant’s Securities (incorporated herein by reference to Exhibit 2.4 to the annual report on Form 20-F (File No. 001-39087), filed with the SEC on April 29, 2020)

4.1	The Second Amended and Restated 2015 Share Incentive Plan (incorporated herein by reference to Exhibit 10.2 to post-effective amendment no.1 to the registration statement on Form S-8 (File No. 235688), filed with the SEC on November 26, 2024)

4.2	The 2023 Share Incentive Plan (incorporated herein by reference to Exhibit 4.2 to the annual report on Form 20-F (File No. 001-39087), filed with the SEC on April 27, 2023)

4.3	Form of Indemnification Agreement with the Registrant’s directors (incorporated herein by reference to Exhibit 10.2 to the registration statement on Form F-1 (File No. 333-234009), as amended, initially filed with the SEC on September 30, 2019)

4.4	Form of Employment Agreement between the Registrant and an executive officer of the Registrant (incorporated herein by reference to Exhibit 10.3 to the registration statement on Form F-1 (File No. 333-234009), as amended, initially filed with the SEC on September 30, 2019)

4.5	Shareholders Agreement by and among the Registrant, NetEase, Inc. and certain other parties named therein amended and restated as of September 25, 2019 (incorporated herein by reference to Exhibit 10.4 to the registration statement on Form F-1 (File No. 333-234009), as amended, initially filed with the SEC on September 30, 2019)

4.6	Subscription Agreement for Series A Preferred Shares by and among the Registrant, TH EDU CAPITAL FUND I LP, NetEase, Inc., Net Depth Holdings, Inc. dated April 12, 2018 (incorporated herein by reference to Exhibit 10.5 to the registration statement on Form F-1 (File No. 333-234009), as amended, initially filed with the SEC on September 30, 2019)

4.7	Subscription Agreement for Series A Preferred Shares by and among the Registrant, GOOD SPIRIT LIMITED, NetEase, Inc., Net Depth Holdings, Inc. dated April 12, 2018 (incorporated herein by reference to Exhibit 10.6 to the registration statement on Form F-1 (File No. 333-234009), as amended, initially filed with the SEC on September 30, 2019)

4.8	Cooperation Agreement dated July 1, 2015 between NetEase Youdao Information Technology (Beijing) Co., Ltd. and Beijing NetEase Youdao Computer System Co., Ltd. (incorporated herein by reference to Exhibit 10.7 to the registration statement on Form F-1 (File No. 333-234009), as amended, initially filed with the SEC on September 30, 2019)

4.9	Shareholder Voting Right Trust Agreement dated September 26, 2016 between NetEase Youdao Information Technology (Beijing) Co., Ltd. and William Lei Ding (incorporated herein by reference to Exhibit 10.8 to the registration statement on Form F-1 (File No. 333-234009), as amended, initially filed with the SEC on September 30, 2019)

Exhibit Number	Description of Document

4.10	Loan Agreement dated September 26, 2016 between William Lei Ding and NetEase Youdao Information Technology (Beijing) Co., Ltd. (incorporated herein by reference to Exhibit 10.9 to the registration statement on Form F-1 (File No. 333-234009), as amended, initially filed with the SEC on September 30, 2019)

4.11	Equity Pledge Agreement dated September 26, 2016 between William Lei Ding and NetEase Youdao Information Technology (Beijing) Co., Ltd. (incorporated herein by reference to Exhibit 10.10 to the registration statement on Form F-1 (File No. 333-234009), as amended, initially filed with the SEC on September 30, 2019)

4.12	Exclusive Purchase Option Agreement dated September 26, 2016 among William Lei Ding, NetEase Youdao Information Technology (Beijing) Co., Ltd. and Beijing NetEase Youdao Computer System Co., Ltd. (incorporated herein by reference to Exhibit 10.11 to the registration statement on Form F-1 (File No. 333-234009), as amended, initially filed with the SEC on September 30, 2019)

4.13	Operating Agreement dated September 26, 2016 among NetEase Youdao Information Technology (Beijing) Co., Ltd., Beijing NetEase Youdao Computer System Co., Ltd. and William Lei Ding (incorporated herein by reference to Exhibit 10.12 to the registration statement on Form F-1 (File No. 333-234009), as amended, initially filed with the SEC on September 30, 2019)

4.14	Shareholder Voting Right Trust Agreement dated November 20, 2017 between NetEase Youdao Information Technology (Beijing) Co., Ltd. and Feng Zhou (incorporated herein by reference to Exhibit 10.13 to the registration statement on Form F-1 (File No. 333-234009), as amended, initially filed with the SEC on September 30, 2019)

4.15	Loan Agreement dated November 20, 2017 between Feng Zhou and NetEase Youdao Information Technology (Beijing) Co., Ltd. (incorporated herein by reference to Exhibit 10.14 to the registration statement on Form F-1 (File No. 333-234009), as amended, initially filed with the SEC on September 30, 2019)

4.16	Equity Pledge Agreement dated November 20, 2017 between Feng Zhou and NetEase Youdao Information Technology (Beijing) Co., Ltd. (incorporated herein by reference to Exhibit 10.15 to the registration statement on Form F-1 (File No. 333-234009), as amended, initially filed with the SEC on September 30, 2019)

4.17	Exclusive Purchase Option Agreement dated November 20, 2017 among NetEase Youdao Information Technology (Beijing) Co., Ltd., Feng Zhou and Beijing NetEase Youdao Computer System Co., Ltd. (incorporated herein by reference to Exhibit 10.16 to the registration statement on Form F-1 (File No. 333-234009), as amended, initially filed with the SEC on September 30, 2019)

4.18	Operating Agreement dated November 20, 2017 among NetEase Youdao Information Technology (Beijing) Co., Ltd., Beijing NetEase Youdao Computer System Co., Ltd. and Feng Zhou (incorporated herein by reference to Exhibit 10.17 to the registration statement on Form F-1 (File No. 333-234009), as amended, initially filed with the SEC on September 30, 2019)

4.19	Cooperation Agreement dated January 18, 2019, between NetEase Youdao Information Technology (Beijing) Co., Ltd. and Hangzhou NetEase Linjiedian Education Technology Co., Ltd. (incorporated herein by reference to Exhibit 10.18 to the registration statement on Form F-1 (File No. 333-234009), as amended, initially filed with the SEC on September 30, 2019)

4.20	Shareholder Voting Right Trust Agreement dated March 25, 2019 between NetEase Youdao Information Technology (Beijing) Co., Ltd. And William Lei Ding (incorporated herein by reference to Exhibit 10.19 to the registration statement on Form F-1 (File No. 333-234009), as amended, initially filed with the SEC on September 30, 2019)

4.21	Loan Agreement dated March 25, 2019 between William Lei Ding and NetEase Youdao Information Technology (Beijing) Co., Ltd. (incorporated herein by reference to Exhibit 10.20 to the registration statement on Form F-1 (File No. 333-234009), as amended, initially filed with the SEC on September 30, 2019)

4.22	Equity Pledge Agreement dated March 25, 2019 between William Lei Ding and NetEase Youdao Information Technology (Beijing) Co., Ltd. (incorporated herein by reference to Exhibit 10.21 to the registration statement on Form F-1 (File No. 333-234009), as amended, initially filed with the SEC on September 30, 2019)

4.23	Exclusive Purchase Option Agreement dated March 25, 2019 among William Lei Ding, NetEase Youdao Information Technology (Beijing) Co., Ltd. and Hangzhou NetEase Linjiedian Education Technology Co., Ltd. (incorporated herein by reference to Exhibit 10.22 to the registration statement on Form F-1 (File No. 333-234009), as amended, initially filed with the SEC on September 30, 2019)

Exhibit Number	Description of Document

4.24	Operating Agreement dated March 25, 2019 among NetEase Youdao Information Technology (Beijing) Co., Ltd., Hangzhou NetEase Linjiedian Education Technology Co., Ltd. and William Lei Ding (incorporated herein by reference to Exhibit 10.23 to the registration statement on Form F-1 (File No. 333-234009), as amended, initially filed with the SEC on September 30, 2019)

4.25	Shareholder Voting Right Trust Agreement dated March 25, 2019 between NetEase Youdao Information Technology (Beijing) Co., Ltd. and Feng Zhou (incorporated herein by reference to Exhibit 10.24 to the registration statement on Form F-1 (File No. 333-234009), as amended, initially filed with the SEC on September 30, 2019)

4.26	Loan Agreement dated March 25, 2019 between Feng Zhou and NetEase Youdao Information Technology (Beijing) Co., Ltd. (incorporated herein by reference to Exhibit 10.25 to the registration statement on Form F-1 (File No. 333-234009), as amended, initially filed with the SEC on September 30, 2019)

4.27	Equity Pledge Agreement dated March 25, 2019 between Feng Zhou and NetEase Youdao Information Technology (Beijing) Co., Ltd. (incorporated herein by reference to Exhibit 10.26 to the registration statement on Form F-1 (File No. 333-234009), as amended, initially filed with the SEC on September 30, 2019)

4.28	Exclusive Purchase Option Agreement dated March 25, 2019 among NetEase Youdao Information Technology (Beijing) Co., Ltd., Feng Zhou and Hangzhou NetEase Linjiedian Education Technology Co., Ltd. (incorporated herein by reference to Exhibit 10.27 to the registration statement on Form F-1 (File No. 333-234009), as amended, initially filed with the SEC on September 30, 2019)

4.29	Operating Agreement dated March 25, 2019 among NetEase Youdao Information Technology (Beijing) Co., Ltd., Hangzhou NetEase Linjiedian Education Technology Co., Ltd. and Feng Zhou (incorporated herein by reference to Exhibit 10.28 to the registration statement on Form F-1 (File No. 333-234009), as amended, initially filed with the SEC on September 30, 2019)

4.30	Asset Transfer Agreement (for the transfer of certain fix assets, trademarks and copyrights) dated April 30, 2019 by and between NetEase (Hangzhou) Network Co., Ltd. and NetEase Youdao Information Technology (Hangzhou) Co., Ltd. (incorporated herein by reference to Exhibit 10.29 to the registration statement on Form F-1 (File No. 333-234009), as amended, initially filed with the SEC on September 30, 2019)

4.31	Asset Transfer Agreement (for the transfer of certain patents and software copyright) dated April 30, 2019 by and between NetEase (Hangzhou) Network Co., Ltd. and NetEase Youdao Information Technology (Hangzhou) Co., Ltd. (incorporated herein by reference to Exhibit 10.30 to the registration statement on Form F-1 (File No. 333-234009), as amended, initially filed with the SEC on September 30, 2019)

4.32	Domain Name Transfer Agreement dated April 30, 2019 by and between Guangzhou NetEase Computer System Co., Ltd. and Beijing NetEase Youdao Computer System Co., Ltd. (incorporated herein by reference to Exhibit 10.31 to the registration statement on Form F-1 (File No. 333-234009), as amended, initially filed with the SEC on September 30, 2019)

4.33	Domain Name Transfer Agreement dated April 30, 2019 by and between NetEase (Hangzhou) Network Co., Ltd. and Beijing NetEase Youdao Computer System Co., Ltd. (incorporated herein by reference to Exhibit 10.32 to the registration statement on Form F-1 (File No. 333-234009), as amended, initially filed with the SEC on September 30, 2019)

4.34	Entrusted Loan Agreement dated December 19, 2014 among NetEase Youdao Information Technology (Beijing) Co., Ltd., NetEase (Hangzhou) Network Co., Ltd. and Huamao sub-branch of China Construction Bank (Beijing) Co., Ltd. (incorporated herein by reference to Exhibit 10.33 to the registration statement on Form F-1 (File No. 333-234009), as amended, initially filed with the SEC on September 30, 2019)

4.35	Master Transaction Agreement dated September 27, 2019 between NetEase, Inc. and the Registrant (incorporated herein by reference to Exhibit 10.34 to the registration statement on Form F-1 (File No. 333-234009), as amended, initially filed with the SEC on September 30, 2019)

4.36	Non-Competition Agreement dated September 27, 2019 between NetEase, Inc. and the Registrant (incorporated herein by reference to Exhibit 10.36 to the registration statement on Form F-1 (File No. 333-234009), as amended, initially filed with the SEC on September 30, 2019)

Exhibit Number	Description of Document

4.37	Cooperation Framework Agreement dated September 27, 2019 between NetEase, Inc. and the Registrant (incorporated herein by reference to Exhibit 10.37 to the registration statement on Form F-1 (File No. 333-234009), as amended, initially filed with the SEC on September 30, 2019)

4.38	Intellectual Property License Agreement dated September 27, 2019 between NetEase, Inc. and the Registrant (incorporated herein by reference to Exhibit 10.38 to the registration statement on Form F-1 (File No. 333-234009), as amended, initially filed with the SEC on September 30, 2019)

4.39	Share Purchase Agreement for Class A Ordinary Shares in connection with the Concurrent Private Placement by and between the Registrant and Orbis Emerging Markets Equity Fund (Australia Registered) dated September 30, 2019 (incorporated herein by reference to Exhibit 10.39 to the registration statement on Form F-1 (File No. 333-234009), as amended, initially filed with the SEC on September 30, 2019)

4.40	Share Purchase Agreement for Class A Ordinary Shares in connection with the Concurrent Private Placement by and between the Registrant and Orbis Institutional Emerging Markets Equity L.P. dated September 30, 2019 (incorporated herein by reference to Exhibit 10.40 to the registration statement on Form F-1 (File No. 333-234009), as amended, initially filed with the SEC on September 30, 2019)

4.41	Share Purchase Agreement for Class A Ordinary Shares in connection with the Concurrent Private Placement by and between the Registrant and Orbis SICAV Emerging Markets Equity Fund dated September 30, 2019 (incorporated herein by reference to Exhibit 10.41 to the registration statement on Form F-1 (File No. 333-234009), as amended, initially filed with the SEC on September 30, 2019)

4.42	Share Purchase Agreement for Class A Ordinary Shares in connection with the Concurrent Private Placement by and between the Registrant and Orbis SICAV Global Equity Fund dated September 30, 2019 (incorporated herein by reference to Exhibit 10.42 to the registration statement on Form F-1 (File No. 333-234009), as amended, initially filed with the SEC on September 30, 2019)

4.43	Share Purchase Agreement for Class A Ordinary Shares in connection with the Concurrent Private Placement by and between the Registrant and Orbis Global Equity Fund (Australia Registered) dated September 30, 2019 (incorporated herein by reference to Exhibit 10.43 to the registration statement on Form F-1 (File No. 333-234009), as amended, initially filed with the SEC on September 30, 2019)

4.44	Share Purchase Agreement for Class A Ordinary Shares in connection with the Concurrent Private Placement by and between the Registrant and Orbis Global Equity LE Fund (Australia Registered) dated September 30, 2019 (incorporated herein by reference to Exhibit 10.44 to the registration statement on Form F-1 (File No. 333-234009), as amended, initially filed with the SEC on September 30, 2019)

4.45	Share Purchase Agreement for Class A Ordinary Shares in connection with the Concurrent Private Placement by and between the Registrant and Orbis Institutional Global Equity L.P. dated September 30, 2019 (incorporated herein by reference to Exhibit 10.45 to the registration statement on Form F-1 (File No. 333-234009), as amended, initially filed with the SEC on September 30, 2019)

4.46	Share Purchase Agreement for Class A Ordinary Shares in connection with the Concurrent Private Placement by and between the Registrant and Orbis Global Equity Fund Limited dated September 30, 2019 (incorporated herein by reference to Exhibit 10.46 to the registration statement on Form F-1 (File No. 333-234009), as amended, initially filed with the SEC on September 30, 2019)

4.47	Share Purchase Agreement for Class A Ordinary Shares in connection with the Concurrent Private Placement by and between the Registrant and Orbis Institutional Funds Limited dated September 30, 2019 (incorporated herein by reference to Exhibit 10.47 to the registration statement on Form F-1 (File No. 333-234009), as amended, initially filed with the SEC on September 30, 2019)

4.48	Share Purchase Agreement for Class A Ordinary Shares in connection with the Concurrent Private Placement by and between the Registrant and Orbis OEIC dated September 30, 2019 (incorporated herein by reference to Exhibit 10.48 to the registration statement on Form F-1(File No. 333-234009), as amended, initially filed with the SEC on September 30, 2019)

4.49†	Facility agreement of a revolving loan facility of US$300 million between NetEase, Inc. as lender and the Registrant as borrower dated April 1, 2021 (incorporated herein by reference to Exhibit 4.49 to the annual report on Form 20-F (File No. 001-39087), filed with the SEC on April 28, 2022)

4.50†	Cooperation Agreement dated January 1, 2022 between NetEase Youdao Information (Hangzhou) Co., Ltd. and Youdao (Guangzhou) Computer System Co., Ltd. (incorporated herein by reference to Exhibit 4.51 to the annual report on Form 20-F (File No. 001-39087), filed with the SEC on April 27, 2023)

Exhibit Number	Description of Document

4.51†	Shareholder Voting Right Trust Agreement dated January 1, 2022 between NetEase Youdao Information (Hangzhou) Co., Ltd. and Feng Zhou (incorporated herein by reference to Exhibit 4.52 to the annual report on Form 20-F (File No. 001-39087), filed with the SEC on April 27, 2023)

4.52†	Loan Agreement dated January 1, 2022 between Feng Zhou and NetEase Youdao Information Technology (Hangzhou) Co., Ltd. (incorporated herein by reference to Exhibit 4.53 to the annual report on Form 20-F (File No. 001-39087), filed with the SEC on April 27, 2023)

4.53†	Equity Pledge Agreement dated January 1, 2022 between Feng Zhou and NetEase Youdao Information Technology (Hangzhou) Co., Ltd. (incorporated herein by reference to Exhibit 4.54 to the annual report on Form 20-F (File No. 001-39087), filed with the SEC on April 27, 2023)

4.54†	Exclusive Purchase Option Agreement dated January 1, 2022 among Feng Zhou, NetEase Youdao Information Technology (Hangzhou) Co., Ltd. and Youdao (Guangzhou) Computer System Co., Ltd. (incorporated herein by reference to Exhibit 4.55 to the annual report on Form 20-F (File No. 001-39087), filed with the SEC on April 27, 2023)

4.55†	Operating Agreement dated January 1, 2022 among NetEase Youdao Information Technology (Hangzhou) Co., Ltd., Youdao (Guangzhou) Computer System Co., Ltd. and Feng Zhou (incorporated herein by reference to Exhibit 4.56 to the annual report on Form 20-F (File No. 001-39087), filed with the SEC on April 27, 2023)

4.56†	Shareholder Voting Right Trust Agreement dated January 1, 2022 between NetEase Youdao Information (Hangzhou) Co., Ltd. And Yinghui Wu (incorporated herein by reference to Exhibit 4.57 to the annual report on Form 20-F (File No. 001-39087), filed with the SEC on April 27, 2023)

4.57†	Loan Agreement dated January 1, 2022 between Yinghui Wu and NetEase Youdao Information Technology (Hangzhou) Co., Ltd. (incorporated herein by reference to Exhibit 4.58 to the annual report on Form 20-F (File No. 001-39087), filed with the SEC on April 27, 2023)

4.58†	Equity Pledge Agreement dated January 1, 2022 between Yinghui Wu and NetEase Youdao Information Technology (Hangzhou) Co., Ltd. (incorporated herein by reference to Exhibit 4.59 to the annual report on Form 20-F (File No. 001-39087), filed with the SEC on April 27, 2023)

4.59†	Exclusive Purchase Option Agreement dated January 1, 2022 among Yinghui Wu, NetEase Youdao Information Technology (Hangzhou) Co., Ltd. and Youdao (Guangzhou) Computer System Co., Ltd. (incorporated herein by reference to Exhibit 4.60 to the annual report on Form 20-F (File No. 001-39087), filed with the SEC on April 27, 2023)

4.60†	Operating Agreement dated January 1, 2022 among NetEase Youdao Information Technology (Hangzhou) Co., Ltd., Youdao (Guangzhou) Computer System Co., Ltd. and Yinghui Wu (incorporated herein by reference to Exhibit 4.61 to the annual report on Form 20-F (File No. 001-39087), filed with the SEC on April 27, 2023)

4.61†	Facility agreement of a revolving loan facility of US$300 million between NetEase, Inc. as lender and the Registrant as borrower dated September 12, 2023 (incorporated herein by reference to Exhibit 4.62 to the annual report on Form 20-F (File No. 001-39087), filed with the SEC on April 25, 2024)

8.1	Principal Subsidiaries and the principal VIEs of the Registrant (incorporated herein by reference to Exhibit 8.1 to the annual report on Form 20-F (File No. 001-39087), filed with the SEC on April 27, 2023)

11.1	Code of Business Conduct and Ethics of the Registrant (as amended) (incorporated herein by reference to Exhibit 99.1 to the registration statement on Form F-1(File No. 333-234009), as amended, initially filed with the SEC on September 30, 2019)

11.2*	Insider Trading Policy

12.1*	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	Certification by Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	Certification by Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Tian Yuan Law Firm

15.2*	Consent of Maples and Calder (Hong Kong) LLP

15.3*	Consent of PricewaterhouseCoopers Zhong Tian LLP, Independent Registered Public Accounting Firm

Exhibit Number	Description of Document

97.1	Compensation Recoupment Policy of the Registrant (incorporated herein by reference to Exhibit 97.1 to the annual report on Form 20-F (File No. 001-39087), filed with the SEC on April 25, 2024)

101.INS*	Inline XBRL Instance Document—this instance document does not appear on the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document

Exhibit Number	Description of Document

101.SCH*	Inline XBRL Taxonomy Extension Schema Document

101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*	Filed herewith
**	Furnished herewith
†	Portions of this exhibit have been omitted in reliance of the revised Item 601 of Regulation S-K.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Youdao, Inc.

By:	/s/ Feng Zhou
	Name:	Feng Zhou
	Title:	Chief Executive Officer

Date: April 15, 2025

Report of Independent Registered Public Accounting Firm
To the Board of Directors and Shareholders of Youdao, Inc.
Opinions on the Financial Statements and Internal Control over Financial Reporting
We have audited the accompanying consolidated balance sheets of Youdao, Inc. and its subsidiaries (the “Company”) as of December 31, 2024 and 2023, and the related consolidated statements of operations and comprehensive (loss)/income, of changes in shareholders’ deficit and of cash flows for each of the three years in the period ended December 31, 2024, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of December 31, 2024, based on criteria established in
Internal Control - Integrated Framework
(2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on criteria established in
Internal Control - Integrated Framework
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
Estimate of average learning period for different courses of the customers for recognition of tutoring services revenue
As described in Note 2(p) to the consolidated financial statements, the Company recognized RMB2.4 billion of revenues from tutoring services for the year ended December 31, 2024. Revenues of online live streaming courses and online pre-recorded
video courses are recognized ratably over the estimated average learning period of the customers. Management considered the average period that customers typically spend on the courses and other learning behavior patterns to arrive at the estimated average learning period for each course. Significant management assumptions applied to the estimated average learning period for different courses of the customers for recognition of tutoring services revenue related to the expected learning time customers will spend on the courses and the expected number of times customers will take the courses based on the historical customers’ learning behavior and the similarities between newly-launched courses and existing courses.
The principal considerations for our determination that performing procedures relating to the estimate of average learning period for different courses of the customers for recognition of tutoring services revenue is a critical audit matter are the significant judgment made by management in developing this estimate, which in turn led to a high degree of auditor judgment, subjectivity and effort in performing procedures to evaluate the reasonableness of the significant assumptions used by management.
Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the key judgements, inputs and assumptions of the estimate of average learning period for different courses of the customers for recognition of tutoring services revenue. These procedures also included, among others, testing management’s process for developing the estimate of average learning period for different courses of the customers by evaluating the appropriateness of methods used by management; testing the completeness, accuracy and relevance of underlying data used in management’s development of the estimate; and evaluating significant assumptions used by management. Evaluating management’s assumptions involved (i) checking the mathematical formula used in the calculations of estimated average learning period; and (ii) assessing the reasonableness of the expected learning time customers will spend on the courses and the expected number of times customers will take the courses with reference to historical data, and evaluating similarities between newly-launched courses and existing courses by comparing the characteristics of the courses.
/s/PricewaterhouseCoopers Zhong Tian LLP
Beijing, the People’s Republic of China
April 15, 2025
We have served as the Company’s auditor since 2019.

YOUDAO, INC.
CONSOLIDATED BALANCE SHEETS
(Amounts in thousands, except for share and per share data)

	As of December 31,
	2023	2024	2024
	RMB	RMB	US$
			Note 2(f)
ASSETS
Current assets:
Cash and cash equivalents	454,536	592,721	81,202
Time deposits	277	—	—
Restricted cash	395	3,567	489
Short-term investments	71,848	63,064	8,640
Accounts receivable, net	354,006	418,644	57,354
Inventories	217,067	174,741	23,939
Amounts due from NetEase Group	26,117	79,700	10,919
Prepayment and other current assets	175,705	154,331	21,143

Total current assets	1,299,951	1,486,768	203,686

Non-current assets:
Property, equipment and software, net	70,906	46,725	6,401
Operating lease right-of-use assets, net	89,022	68,494	9,384
Long-term investments	51,396	72,380	9,916
Goodwill	109,944	109,944	15,062
Other assets, net	44,976	30,084	4,122

Total non-current assets	366,244	327,627	44,885

Total assets	1,666,195	1,814,395	248,571

LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ DEFICIT
Current liabilities:
Accounts payables (including amounts of the consolidated VIEs without recourse to the primary beneficiaries of RMB45,939 and RMB45,358 as of December 31, 2023 and 2024, respectively)	159,005	145,148	19,885
Payroll payable (including amounts of the consolidated VIEs without recourse to the primary beneficiaries of RMB17,232 and RMB28,009 as of December 31, 2023 and 2024, respectively)	282,679	264,520	36,239
Amounts due to NetEase Group (including amounts of the consolidated VIEs without recourse to the primary beneficiaries of RMB13,315 and RMB3,959 as of December 31, 2023 and 2024, respectively)	82,430	21,997	3,014
Contract liabilities (including amounts of the consolidated VIEs without recourse to the primary beneficiaries of RMB978,065 and RMB856,003 as of December 31, 2023 and 2024, respectively)	1,052,622	961,024	131,660
Taxes payable (including amounts of the consolidated VIEs without recourse to the primary beneficiaries of RMB23,301 and RMB16,491 as of December 31, 2023 and 2024, respectively)	52,781	37,603	5,152
Accrued liabilities and other payables (including amounts of the consolidated VIEs without recourse to the primary beneficiaries of RMB202,214 and RMB210,531 as of December 31, 2023 and 2024, respectively)	591,770	638,660	87,495
Short-term loans from NetEase Group	878,000	878,000	120,286

Total current liabilities	3,099,287	2,946,952	403,731

YOUDAO, INC.
CONSOLIDATED BALANCE SHEETS (CONTINUED)
(Amounts in thousands, except for share and per share data)

	As of December 31,
	2023	2024	2024
	RMB	RMB	US$
			Note 2(f)
Non-current liabilities:
Long-term lease liabilities (including amounts of the consolidated VIEs without recourse to the primary beneficiaries of RMB29,325 and RMB14,555 as of December 31, 2023 and 2024, respectively)	49,337	25,566	3,503
Other non-current liabilities (including amounts of the consolidated VIEs without recourse to the primary beneficiaries of RMB12,698 and RMB13,907 as of December 31, 2023 and 2024, respectively)	16,314	18,189	2,492
Long-term loans from NetEase Group	630,360	913,000	125,080

Total non-current liabilities	696,011	956,755	131,075

Total liabilities	3,795,298	3,903,707	534,806

Commitments and contingencies (Note 19)
Mezzanine equity:
Redeemable noncontrolling interests	37,961	—	—

Total mezzanine equity	37,961	—	—

Shareholders’ deficit:
Class A ordinary shares (US$0.0001 par value; 200,000,000 shares authorized; 30,799,194 shares issued and outstanding as of December 31, 2023; 29,255,841 shares issued and outstanding as of December 31, 2024)	24	24	3
Class B ordinary shares (US$0.0001 par value; 100,000,000 shares authorized; 88,288,360 shares issued and outstanding as of December 31, 2023 and 2024, respectively)	56	56	8
Additional paid-in capital	4,029,423	4,043,781	553,996
Treasury stock (Note 14)	(171,991)	(210,787)	(28,878)
Accumulated deficit	(5,948,582)	(5,867,042)	(803,781)
Accumulated other comprehensive loss	(100,542)	(111,539)	(15,281)
Statutory reserves	4,876	5,549	760
Noncontrolling interests	19,672	50,646	6,938

Total shareholders’ deficit	(2,167,064)	(2,089,312)	(286,235)

Total liabilities, mezzanine equity and shareholders’ deficit	1,666,195	1,814,395	248,571

The accompanying notes are an integral part of the consolidated financial statements.

YOUDAO, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE (LOSS)/INCOME
(Amounts in thousands, except for share and per share data)

	For the year ended December 31,
	2022	2023	2024	2024
	RMB	RMB	RMB	US$
				Note 2(f)
Net revenues: (include transactions with related parties of RMB34,702, RMB67,844 and RMB182,586 for the years ended December 31, 2022, 2023 and 2024, respectively)
Learning services	3,084,375	3,148,114	2,747,290	376,378
Smart devices	1,256,446	909,192	903,669	123,802
Online marketing services	672,361	1,331,902	1,974,960	270,568

Total net revenues	5,013,182	5,389,208	5,625,919	770,748

Cost of revenues: (include transactions with related parties of RMB87,007, RMB111,332 and RMB86,275 for the years ended December 31, 2022, 2023 and 2024, respectively)
Learning services	(1,172,703)	(1,159,357)	(1,060,177)	(145,244)
Smart devices	(765,641)	(552,810)	(553,620)	(75,845)
Online marketing services	(488,422)	(909,579)	(1,263,631)	(173,117)

Total cost of revenues	(2,426,766)	(2,621,746)	(2,877,428)	(394,206)

Gross profit	2,586,416	2,767,462	2,748,491	376,542

Operating expenses:
Sales and marketing expenses (include transactions with related parties of RMB15,037, RMB15,060 and RMB10,411 for the years ended December 31, 2022, 2023 and 2024, respectively)	(2,328,095)	(2,268,428)	(1,872,586)	(256,543)
Research and development expenses (include transactions with related parties of RMB49,550, RMB44,906 and RMB25,380 for the years ended December 31, 2022, 2023 and 2024, respectively)	(803,791)	(743,364)	(539,998)	(73,980)
General and administrative expenses (include transactions with related parties of RMB11,501, RMB9,009 and RMB9,096 for the years ended December 31, 2022, 2023 and 2024, respectively)	(229,210)	(221,996)	(187,086)	(25,631)

Total operating expenses	(3,361,096)	(3,233,788)	(2,599,670)	(356,154)

(Loss)/Income from operations	(774,680)	(466,326)	148,821	20,388
Interest income	12,908	8,348	3,919	537
Interest expense (include interest expense charged by related parties of RMB45,607, RMB69,472 and RMB73,090 for the years ended December 31, 2022, 2023 and 2024, respectively)	(45,607)	(69,472)	(73,090)	(10,013)
Others, net (Note 15)	81,445	(11,578)	1,585	217

(Loss)/Income before tax	(725,934)	(539,028)	81,235	11,129
Income tax expenses	(13,844)	(11,089)	(6,009)	(823)

Net (loss)/income from continuing operations	(739,778)	(550,117)	75,226	10,306
Net loss from discontinued operations	(6,105)	—	—	—

Net (loss)/income	(745,883)	(550,117)	75,226	10,306
Net loss attributable to noncontrolling interests	18,851	182	6,987	957

Net (loss)/income attributable to ordinary shareholders of the Company	(727,032)	(549,935)	82,213	11,263

Including:
Net (loss)/income from continuing operations attributable to ordinary shareholders of the Company	(720,927)	(549,935)	82,213	11,263
Net loss from discontinued operations attributable to ordinary shareholders of the Company	(6,105)	—	—	—

YOUDAO, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE (LOSS)/INCOME (CONTINUED)
(Amounts in thousands, except for share and per share data)

	For the year ended December 31,
	2022	2023	2024	2024
	RMB	RMB	RMB	US$
				Note 2(f)
Net (loss)/income	(745,883)	(550,117)	75,226	10,306
Other comprehensive loss:
Foreign currency translation adjustment	(37,740)	(8,448)	(10,997)	(1,507)

Total other comprehensive loss	(37,740)	(8,448)	(10,997)	(1,507)

Total comprehensive (loss)/income	(783,623)	(558,565)	64,229	8,799
Comprehensive loss attributable to noncontrolling interests	18,851	182	6,987	957

Comprehensive (loss)/income attributable to ordinary shareholders of the Company	(764,772)	(558,383)	71,216	9,756

Net (loss)/income per ordinary share/ADS
Basic	(5.88)	(4.53)	0.70	0.10
-Continuing operations	(5.83)	(4.53)	0.70	0.10
-Discontinued operations	(0.05)	—	—	—
Diluted	(5.88)	(4.53)	0.70	0.10
-Continuing operations	(5.83)	(4.53)	0.70	0.10
-Discontinued operations	(0.05)	—	—	—
Weighted average number of ordinary shares/ADSs
Basic	123,597,604	121,381,857	117,426,938	117,426,938
Diluted	123,597,604	121,381,857	118,173,469	118,173,469
The accompanying notes are an integral part of the consolidated financial statements.

YOUDAO, INC.
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ DEFICIT
(Amounts in thousands, except for share data)

	Class A ordinary shares		Class B ordinary shares		Additional paid-in capital	Treasury stock		Statutory reserves	Accumulated deficit	Accumulated other comprehensive loss	Noncontrolling interests	Total shareholders’ deficit
	Shares	Amount RMB	Shares	Amount RMB	RMB	Shares	Amount RMB	RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2022	34,979,425	24	88,288,360	56	3,913,946	—	—	4,456	(4,671,195)	(54,354)	(1,926)	(808,993)
Loss for the year	—	—	—	—	—	—	—	—	(727,032)	—	(4,830)	(731,862)
Share issuance pursuant to incentive plan	641,738	*	—	—	10,101	—	—	—	—	—	—	10,101
Repurchase of ADSs (Note 14)	—	—	—	—	—	(1,174,186)	(42,330)	—	—	—	—	(42,330)
Share-based compensation expenses	—	—	—	—	68,979	—	—	—	—	—	—	68,979
Foreign currency translation adjustment	—	—	—	—	—	—	—	—	—	(37,740)	—	(37,740)
Appropriation to statutory reserves	—	—	—	—	—	—	—	193	(193)	—	—	—

Balance as of December 31, 2022	35,621,163	24	88,288,360	56	3,993,026	(1,174,186)	(42,330)	4,649	(5,398,420)	(92,094)	(6,756)	(1,541,845)

*	Less than 1.

YOUDAO, INC.
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ DEFICIT (CONTINUED)
(Amounts in thousands, except for share data)

	Class A ordinary shares		Class B ordinary shares		Additional paid-in capital	Treasury stock		Statutory reserves	Accumulated deficit	Accumulated other comprehensive loss	Noncontrolling interests	Total shareholders’ deficit
	Shares	Amount RMB	Shares	Amount RMB	RMB	Shares	Amount RMB	RMB	RMB	RMB	RMB	RMB
Balance as of December 31, 2022	35,621,163	24	88,288,360	56	3,993,026	(1,174,186)	(42,330)	4,649	(5,398,420)	(92,094)	(6,756)	(1,541,845)
Loss for the year	—	—	—	—	—	—	—	—	(549,935)	—	(3,941)	(553,876)
Exercise and vesting of share-based awards	227,327	*	—	—	3,870	128,205	4,652	—	—	—	—	8,522
Repurchase of ADSs (Note 14)	—	—	—	—	—	(4,003,315)	(134,313)	—	—	—	—	(134,313)
Share-based compensation expenses	—	—	—	—	32,527	—	—	—	—	—	—	32,527
Reclassification of redeemable noncontrolling interests	—	—	—	—	—	—	—	—	—	—	30,369	30,369
Foreign currency translation adjustment	—	—	—	—	—	—	—	—	—	(8,448)	—	(8,448)
Appropriation to statutory reserves	—	—	—	—	—	—	—	227	(227)	—	—	—

Balance as of December 31, 2023	35,848,490	24	88,288,360	56	4,029,423	(5,049,296)	(171,991)	4,876	(5,948,582)	(100,542)	19,672	(2,167,064)

*	Less than 1.

YOUDAO, INC.
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ DEFICIT (CONTINUED)
(Amounts in thousands, except for share data)

	Class A ordinary shares		Class B ordinary shares		Additional paid-in capital	Treasury stock		Statutory reserves	Accumulated deficit	Accumulated other comprehensive loss	Noncontrolling interests	Total shareholders’ deficit
	Shares	Amount RMB	Shares	Amount RMB	RMB	Shares	Amount RMB	RMB	RMB	RMB	RMB	RMB
Balance as of December 31, 2023	35,848,490	24	88,288,360	56	4,029,423	(5,049,296)	(171,991)	4,876	(5,948,582)	(100,542)	19,672	(2,167,064)
Income/(Loss) for the year	—	—	—	—	—	—	—	—	82,213	—	(2,977)	79,236
Exercise and vesting of share-based awards	—	—	—	—	(8,238)	783,937	25,102	—	—	—	—	16,864
Repurchase of ADSs (Note 14)	—	—	—	—	—	(2,327,290)	(63,898)	—	—	—	—	(63,898)
Share-based compensation expenses	—	—	—	—	22,596	—	—	—	—	—	—	22,596
Reclassification of redeemable noncontrolling interests	—	—	—	—	—	—	—	—	—	—	33,951	33,951
Foreign currency translation adjustment	—	—	—	—	—	—	—	—	—	(10,997)	—	(10,997)
Appropriation to statutory reserves	—	—	—	—	—	—	—	673	(673)	—	—	—

Balance as of December 31, 2024	35,848,490	24	88,288,360	56	4,043,781	(6,592,649)	(210,787)	5,549	(5,867,042)	(111,539)	50,646	(2,089,312)

The accompanying notes are an integral part of the consolidated financial statements.

YOUDAO, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Amounts in thousands)

	For the year ended December 31,
	2022	2023	2024	2024
	RMB	RMB	RMB	US$
				Note 2(f)
Cash flows from operating activities:
Net (loss)/income	(745,883)	(550,117)	75,226	10,306
Net loss from discontinued operations	(6,105)	—	—	—
Depreciation and amortization	42,213	29,641	28,952	3,966
Share-based compensation (Note 16)	70,709	30,797	22,596	3,096
Provision of allowance for inventories	3,149	6,488	17,504	2,398
(Income)/Loss from equity method investments (Note 15)	(462)	3,130	11,170	1,531
Allowance for expected credit losses	6,863	9,103	3,814	523
Impairment of long-term investments (Note 15)	10,300	43,740	—	—
Unrealized exchange (gains)/losses	(952)	(1,683)	167	23
Fair value changes of short-term investments	(626)	109	(1,171)	(160)
Others	6,685	5,418	5,197	712
Changes in operating assets and liabilities:
Accounts receivable	(163,475)	44,030	(68,452)	(9,378)
Inventories	20,002	8,705	24,822	3,401
Prepayment and other current assets	9,173	18,263	2,127	291
Amounts due from NetEase Group	(1,696)	(18,229)	(53,394)	(7,315)
Operating lease right-of-use assets	33,906	39,439	38,222	5,236
Other assets	(11,860)	551	6,927	949
Contract liabilities	9,281	(14,663)	(91,598)	(12,549)
Accounts payables	121,348	(123,355)	(13,851)	(1,898)
Payroll payable	19,468	16,339	(18,159)	(2,488)
Taxes payable	(2,415)	1,536	(15,178)	(2,079)
Accrued liabilities and other payables	75,843	35,864	57,190	7,834
Amounts due to NetEase Group	(14,232)	13,621	(60,433)	(8,279)
Long-term lease liabilities	(23,642)	(44,354)	(41,465)	(5,681)
Other non-current liabilities	(1,214)	7,482	1,875	257

Net cash used in continuing operating activities	(531,412)	(438,145)	(67,912)	(9,304)
Net cash used in discontinued operating activities	(71,711)	—	—	—

Net cash used in operating activities	(603,123)	(438,145)	(67,912)	(9,304)

YOUDAO, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)
(Amounts in thousands)

	For the year ended December 31,
	2022	2023	2024	2024
	RMB	RMB	RMB	US$
				Note 2(f)
Cash flows from investing activities:
Purchases of short-term investments	(1,258,223)	(110,000)	(25,000)	(3,425)
Proceeds of maturities of short-term investments	1,530,528	270,195	34,955	4,789
Placements of time deposits	(273)	(277)	(282)	(39)
Proceeds from maturities of time deposits	268	273	559	77
Cash paid for business combinations, net of cash acquired	—	(4,218)	—	—
Loans to third parties and other related parties	(36,500)	(31,405)	(13,100)	(1,794)
Repayment of loans from third parties	10,500	25,000	19,607	2,686
Purchase of intangible assets	(1,100)	—	—	—
Purchases of property, equipment and software	(68,657)	(17,850)	(11,789)	(1,615)
Proceeds from disposal of property, equipment and software	1,418	1,355	659	90
Payment for long-term investments	(52,138)	(7,500)	(19,194)	(2,630)

Net cash provided by/(used in) investing activities*	125,823	125,573	(13,585)	(1,861)

Cash flows from financing activities:
Proceeds from long-term loans from NetEase Group	225,941	99,289	487,971	66,852
Repayment of long-term loans from NetEase Group	—	—	(214,038)	(29,323)
Repurchase of ADSs	(50,700)	(127,543)	(62,300)	(8,535)
Proceeds from issuance of ordinary shares pursuant to incentive plan	9,408	9,312	16,879	2,312

Net cash provided by/(used in) financing activities*	184,649	(18,942)	228,512	31,306

Effect of exchange rate changes on cash, cash equivalents and restricted cash	4,588	1,961	(2,457)	(336)

Net (decrease)/increase in cash, cash equivalents and restricted cash	(288,063)	(329,553)	144,558	19,805
Cash, cash equivalents and restricted cash at the beginning of the year	1,072,547	784,484	454,931	62,325

Cash, cash equivalents and restricted cash at the end of the year	784,484	454,931	599,489	82,130

*	There was no investing and financing activities from discontinued operations.

YOUDAO, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)
(Amounts in thousands)

	For the year ended December 31,
	2022	2023	2024	2024
	RMB	RMB	RMB	US$
				Note 2(f)
Supplemental disclosures of cash flow information:
Cash paid for income tax expenses	9,415	12,723	11,674	1,599
Cash paid for interest expense	39,412	63,358	94,197	12,905
Non-cash investing and financing activities:
Changes in accrued liabilities and other payables related to property, equipment and software addition	5,690	2,556	692	95
Receivable from agent for issuance of ordinary shares pursuant to incentive plan	693	—	—	—
Reconciliation of cash, cash equivalents and restricted cash:
Cash and cash equivalents	783,611	454,536	592,721	81,202
Restricted cash	873	395	3,567	489
Non-current restricted cash*	—	—	3,201	439

Total cash, cash equivalents and restricted cash shown in the statements of cash flows	784,484	454,931	599,489	82,130

*	Non-current restricted cash is included in other assets, net in the consolidated balance sheets.
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
premium services.
As of December 31, 2024, the Company’s major subsidiaries and consolidated VIEs are as follows:

	Place and year of incorporation	Percentage of economic ownership	Principal activities
Subsidiaries
Youdao (Hong Kong) Limited	Hong Kong, China, 2016	100%	Providing online marketing services
Youdao Education Technology (Hong Kong) Limited	Hong Kong, China, 2021	100%	Providing sales of smart devices
NetEase Youdao Information Technology (Beijing) Co., Ltd. (“Youdao Information”)	Beijing, China, 2006	100%	Providing sales of smart devices and solutions, technical support to the VIEs
NetEase Youdao Information Technology (Hangzhou) Co., Ltd. (“Youdao Hangzhou”)	Hangzhou, China, 2019	100%	Providing technical support to the VIEs
NetEase Youdao (Hangzhou) Smart Technology Co., Ltd. (“Youdao Smart Technology”)	Hangzhou, China, 2021	100%	Providing sales of smart devices

	Place and year of incorporation	Percentage of beneficial interests	Principal activities
VIEs
Beijing NetEase Youdao Computer System Co., Ltd. (“Youdao Computer”)	Beijing, China, 2007	100%	Providing online learning services as well as online marketing services
Hangzhou NetEase Linjiedian Education Technology Co., Ltd. (“Linjiedian Education”)	Hangzhou, China, 2019	100%	Providing online learning services
Youdao (Guangzhou) Computer System Co., Ltd. (“Youdao Guangzhou Computer”)	Guangzhou, China, 2021	100%	Providing online learning services

YOUDAO, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts in thousands, except for share and per share data unless otherwise stated)

1. Operations (Continued)

(b) VIE arrangements
i) Contracts that give the Company the power to direct activities of the VIEs
Current PRC laws and regulations impose certain restrictions or prohibitions on foreign ownership of companies that engage in value-added telecommunication services and certain other businesses. Youdao Information and Youdao Hangzhou, the PRC subsidiaries, are considered foreign-invested enterprises. To comply with the foregoing restrictions imposed by PRC laws and regulations on foreign investments, the Group conducts a significant portion of businesses in China through the VIEs in the PRC, based on a series of contractual arrangements between the Company’s subsidiaries and the VIEs and their respective shareholders.
The following is a summary of the contractual arrangements by and among Youdao Information, Youdao Computer and the shareholders of Youdao Computer. The contractual arrangements with the other major VIEs and their respective shareholders, except for the cooperation agreements, are substantially similar to the corresponding contractual arrangements as discussed below.
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
(Amounts in thousands, except for share and per share data unless otherwise stated)

1. Operations (Continued)

(b) VIE arrangements (Continued)

ii) Contracts that enable the Company to receive substantially all of the economic benefits from the VIEs (Continued)

Cooperation Agreements (Continued)

Youdao Guangzhou Computer has agreed to share a portion of its monthly income (after tax and expenses) with Youdao Hangzhou in accordance with certain formulas as specified in the Youdao Guangzhou Computer Cooperation Agreement. The agreement was effective from January 1, 2022 and will continue to be effective unless it is terminated, in case of a material breach of the agreement, by written notice of the non-breaching
party.
The VIEs has incurred RMB2,767.8 million, RMB2,881.0 million and RMB2,626.4 million service fees to Youdao Information and Youdao Hangzhou for the years ended December 31, 2022, 2023 and 2024, respectively.
iii) Risks in relation to VIE structure
The nominee shareholders of the major VIEs are William Lei Ding, who is the chief executive officer, director and the largest shareholder of NetEase, the Company’s controlling shareholder, Feng Zhou, who is the Chief Executive Officer of the Group, and Yinghui Wu, who is the vice president of the Group. The enforceability, and therefore the benefits, of the contractual agreements between the Company and the VIEs depend on these individuals enforcing the contracts. There is a risk that the benefits of ownership between the Company and the VIEs may not be aligned in the future. Given the significance and importance of the VIEs, there would be a significant negative impact to the Company if these contracts were not enforced. The Group’s operations depend on the VIEs to honour their contractual agreements with the Group and the Company’s ability to control the VIEs also depends on the authorization by the shareholders of the VIEs to exercise voting rights on all matters requiring shareholder approval in the VIEs. The Company believes that the agreements on authorization to exercise shareholder’s voting power are legally enforceable and the possibility that it will no longer be able to control and consolidate the VIEs and VIEs’ subsidiaries as a result of the aforementioned risks and uncertainties is remote.
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
In accordance with VIE contractual agreements, the Company (1) could exercise all shareholder’s rights of the VIEs and has power to direct the activities that most significantly affects the economic performance of the VIEs, and (2) receive the economic benefits of the VIEs that could be significant to the VIEs. Accordingly, the Company was considered as ultimate primary beneficiary of the VIEs and had consolidated the VIEs’ financial results of operations, assets and liabilities in the Company’s consolidated financial statements. Therefore, the Company considers that there are no assets in the VIEs that can be used only to settle obligations of the VIEs, except for the registered capital of the VIEs amounting to approximately RMB20.0 million and RMB21.0 million, respectively, as of December 31, 2023 and 2024 as well as certain non-distributable
statutory reserves amounting to approximately RMB5,876 and RMB6,443, respectively, as of December 31, 2023 and 2024. As the VIEs are incorporated as limited liability companies under the PRC Company Law, creditors do not have recourse to the general credit of the Company for the liabilities of the VIEs. There is currently no contractual arrangement that would require the Company to provide additional financial support to the VIEs. As the Group is conducting certain businesses in the PRC through the VIEs, the Group may provide additional financial support on a discretionary basis in the future, which could expose the Group to a loss.
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

1. Operations (Continued)

(b) VIE arrangements (Continued)

iii) Risks in relation to VIE structure (Continued)

The following table sets forth the assets, liabilities, results of operations and cash flows of the VIEs and their subsidiaries taken as a whole, which were included in the Group’s consolidated financial statements:

	As of December 31,
	2023	2024
	RMB	RMB
Assets
Cash and cash equivalents	199,420	257,006
Restricted cash	105	2,666
Short-term investments	71,848	63,064
Accounts receivable, net	198,645	181,276
Inventories	31,346	20,842
Amounts due from NetEase Group and Youdao Group	1,228,509	1,257,278
Prepayment and other current assets	71,061	84,325

Total current assets	1,800,934	1,866,457

Property, equipment and software, net	5,302	6,308
Operating lease right-of-use assets, net	47,697	33,764
Goodwill	103,006	103,006
Other assets, net	71,293	65,966

Total non-current assets	227,298	209,044

Total assets	2,028,232	2,075,501

Liabilities
Accounts payables	45,939	45,358
Payroll payable	17,232	28,009
Amounts due to NetEase Group and Youdao Group	598,935	774,039
Contract liabilities	978,065	856,003
Taxes payable	23,301	16,491
Accrued liabilities and other payables	202,214	210,531

Total current liabilities	1,865,686	1,930,431

Long-term lease liabilities	29,325	14,555
Other non-current liabilities	12,698	13,907

Total non-current liabilities	42,023	28,462

Total liabilities	1,907,709	1,958,893

YOUDAO, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts in thousands, except for share and per share data unless otherwise stated)

1. Operations (Continued)

(b) VIE arrangements (Continued)

iii) Risks in relation to VIE structure (Continued)

	For the year ended December 31,
	2022	2023	2024
	RMB	RMB	RMB
Net revenues:
Third-party net revenues	3,505,470	4,132,058	4,107,715
Other intra-Group net revenues	10,512	16,871	19,909
Total net revenues	3,515,982	4,148,929	4,127,624

Cost and expenses:
Third-party cost and expenses	(759,964)	(1,160,224)	(1,426,987)
Intra-Group cost and expenses related to technical consulting and related services	(2,767,812)	(2,881,029)	(2,626,436)
Other intra-Group cost and expenses	(2,685)	(63,614)	(82,593)

Total cost and expenses	(3,530,461)	(4,104,867)	(4,136,016)
Net (loss)/income from continuing operations	(31,540)	37,691	(6,506)

	For the year ended December 31,
	2022	2023	2024
	RMB	RMB	RMB
Cash flows from operating activities:
Net cash provided by transactions with third parties	2,950,638	3,342,893	3,227,232
Net cash used in transactions with intra-Group companies related to technical consulting and related services	(2,944,165)	(3,287,474)	(3,091,212)
Net cash used in other transactions with intra-Group companies	(589,142)	(47,364)	(83,472)

Net cash (used in)/provided by operating activities	(582,669)	8,055	52,548
Cash flows from investing activities:
Net cash provided by/(used in) transactions with third parties	(62,282)	(52,988)	9,800

Net cash (used in)/provided by investing activities	(62,282)	(52,988)	9,800
Cash flows from financing activities:
Capital contribution to VIE	—	5,000	1,000

Net cash provided by financing activities	—	5,000	1,000

YOUDAO, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts in thousands, except for share and per share data unless otherwise stated)

1. Operations (Continued)

Liquidity
The Group incurred net losses of RMB745.9 million, RMB550.1 million and net income of RMB75.2 million for the years ended December 31, 2022, 2023 and 2024, respectively. Net cash used in operating activities was RMB603.1 million, RMB438.1 million and RMB67.9 million for the years ended December 31, 2022, 2023 and 2024, respectively. Accumulated deficit was RMB5,948.6 million and RMB5,867.0 million as of December 31, 2023 and 2024, respectively. As of December 31, 2024, the Group was in a net current liability position of RMB1,460.2 million. The Group assesses its liquidity by its ability to generate cash from operating activities and attract additional capital and/or finance funding.
Historically, the Group has relied principally on both operational sources of cash and non-operational
sources of financing from NetEase Group and investors to fund its operations and business development. The Group’s ability to continue as a going concern is dependent on management’s ability to successfully execute its business plan, which includes increasing revenues while controlling operating expenses, as well as, generating operational cash flows and continuing to gain support from outside sources of financing, including NetEase Group. The Group has been continuously receiving financial support from NetEase Group and according to the support letter issued by NetEase Group in May 2024, NetEase Group intends to provide financial support to the Group in the period no less than twelve months from the date of issuance of the financial statement. Refer to Note
20
for details of the Group’s relationship with NetEase Group for financing activities. In September 2023, the Group renewed the US$300.0 million revolving loan facility agreement initially signed with NetEase in April 2021, extending the maturity date from March 31, 2024 to March 31, 2027. As of December 31, 2024, the Group had drawn down approximately US$126.1 million (equivalent approximately RMB913.0 million) under the facility with maturity dated March 31, 2027. The Group had further drawdown US$2.0 million under the US$300.0 million revolving loan facility up to March 31, 2025. Moreover, the Group can adjust the pace of its operation expansion and control the operating expenses. Based on the above considerations, the Group believes that available loan facility and financial support from NetEase Group, will be sufficient to support the Group to meet the cash requirements to fund planned operations and other commitments for at least the next twelve months. The Group’s consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and liquidation of liabilities in the normal course of business.
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
A consolidated VIE is an entity in which the Company, or its subsidiary, through contractual arrangements, has the power to direct the activities that most significantly impact the entity’s economic performance, and has the obligation to absorb losses or the right to receive benefits of the entity that could potentially be significant to the entity, and therefore the Company or its subsidiary is the primary beneficiary of the entity.
All significant intercompany balances and transactions within the Group have been eliminated upon consolidation.

YOUDAO, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts in thousands, except for share and per share data unless otherwise stated)

2. Summary of Significant Accounting Policies (Continued)

(c) Discontinued operations
The Group reports a disposal of its component or a group of its components as discontinued operations if the disposal represents a strategic shift that has (or will have) a major effect on the Group’s operations and financial results. Classification as a discontinued operation occurs upon disposal or when the operation meets the criteria to be classified as held for sale, if earlier. In the period that a discontinued operation is classified as held for sale, the assets and liabilities of the discontinued operation are presents separately in asset and liability sections, respectively, of the consolidated balance sheets and prior periods are presented on a comparative basis. In the consolidated statements of operations and comprehensive (loss)/income, the results from discontinued operations are reported separately from the income and expenses from continuing operations and prior periods are presented on a comparative basis. Cash flows for discontinued operations are presented separately in the consolidated statements of cash flows. Unless otherwise noted, discussion in the Notes to consolidated financial statements refers to the Group’s continuing operations. Refer to Note 3 for additional information.
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
Significant accounting estimates include, but are not limited to, revenue recognition related to determination of the learning period of the customers, allowances for expected credit losses, assessment for impairment of long-lived assets, intangible assets and goodwill, lower of cost and net realizable value of inventories, valuation allowance of deferred tax assets, valuation and recognition of share-based compensation expenses, estimation of refund liabilities. Actual results could differ from those estimates and such differences may be material to the consolidated financial statements.
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
.
In the consolidated financial statements, the financial information of the Company has been translated into RMB. Assets and liabilities are translated at the exchange rates on the balance sheet date, equity amounts are translated at historical exchange rates, and revenues, expenses, gains and losses are translated using the average rate for the period. Translation adjustments are reported as foreign currency translation adjustments, and are shown as a component of other comprehensive loss in the consolidated statements of operations and comprehensive (loss)/income.
Foreign currency transactions denominated in currencies other than the functional currency are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are translated into the functional currency using the applicable exchange rates at the balance sheet date. Net gains and losses resulting from foreign exchange transactions are included in others, net in the consolidated statements of operations and comprehensive (loss)/income.
(f) Convenience translation
Translations of balances in the consolidated balance sheets, consolidated statements of operations and comprehensive (loss)/income and consolidated statements of cash flows from RMB into USD as of and for the year ended December 31, 2024 are solely for the convenience of the reader and were calculated at the rate of US$1.00 = RMB 7.2993, representing the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on December 31, 2024. No representation is made that the RMB amounts represent or could have been, or could be, converted, realized or settled into USD at such rate.

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
(i) Time deposits
Time deposits represent time deposits placed with banks with original maturities of three months or more than three months but less than one year. Interest earned is recorded as interest income in the consolidated statements of operations and comprehensive (loss)/income during the periods presented.

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
the Group elected the fair value option at the date of initial recognition and carried these investments at fair value. Changes in the fair value are reflected in the consolidated statements of operations and comprehensive (loss)/income as others, net.
ii) Long-term investments
Long-term investments are comprised of equity investments in privately-held companies and limited partnership.
For investments in ordinary shares or
in-substance
ordinary shares issued by privately-held companies on which the Group does not have significant influence, and investments in privately-held companies’ shares that are not ordinary shares or in-substance
ordinary shares, as these equity securities do not have readily determinable fair value, the Group measures these equity investments without readily determinable fair value at cost, less impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for the identical or a similar investment of the same issuer (referred to as the measurement alternative). All gains and losses on these equity investments, realized and unrealized, are recognized in others, net in the consolidated statements of operations and comprehensive (loss)/income.
Investments in ordinary shares or
in-substance
ordinary shares of privately-held companies and limited partnership in which the Group has significant influence by participating in, but not controlling or jointly controlling, the financial and operating policies are accounted for using the equity method.
Management regularly evaluates the impairment of the equity investments without readily determinable fair value and equity method investments at each balance sheet date, or more frequently if events or circumstances indicate that the carrying amount may not be recoverable. For investments without readily determinable fair values, management performs a qualitative assessment of impairment indicators. If considered impaired, management estimates the fair value of the investment, and records an impairment in the consolidated statements of operations and comprehensive (loss)/income to the extent the carrying amount exceeds the fair value. For equity method investments, management considers if the investment is impaired when events or circumstances suggest the carrying amount may not be recoverable, and recognizes any impairment charge in the consolidated statements of operations and comprehensive (loss)/income for a decline in value that is determined to be other than temporary.

YOUDAO, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts in thousands, except for share and per share data unless otherwise stated)

2. Summary of Significant Accounting Policies (Continued)

(l) Inventories
Inventories, consisting of smart devices and learning materials for tutoring services, are stated at the lower of cost and net realizable value. Cost of inventory is determined using the weighted average cost method. Adjustments are recorded to write down the cost of inventory to the estimated net realizable value due to slow-moving merchandise and damaged goods, which is dependent upon factors such as historical and forecasted consumer demand, and promotional environment. The Group takes ownership, risks and rewards of the products purchased. Write downs are recorded in cost of revenues in the consolidated statements of operations and comprehensive (loss)/income.
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
Expenditures for maintenance and repairs are expensed as incurred. The gain or loss on the disposal of property, equipment and software is the difference between the net sales proceeds and the carrying amount of the relevant assets and is recognized in the consolidated statements of operations and comprehensive (loss)/income.
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
Application of a goodwill impairment test requires significant management judgment, including the identification of reporting units, assigning assets and liabilities to reporting units, assigning goodwill to reporting units, and determining the fair value of each reporting unit. The judgment in estimating the fair value of reporting units includes estimating future cash flows, determining appropriate discount rates and making other assumptions. Changes in these estimates and assumptions could materially affect the determination of fair value for each reporting unit. The Group’s goodwill was allocated to learning services segment. No impairment charge of goodwill was recognized for the years ended December 31, 2022, 2023 or 2024, respectively.

YOUDAO, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts in thousands, except for share and per share data unless otherwise stated)

2. Summary of Significant Accounting Policies (Continued)

(o) Impairment of long-lived assets
Long-lived assets are evaluated for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will affect the future use of the assets) indicate that the carrying value of an asset may not be fully recoverable or that the useful life is shorter than the Group had originally estimated. When these events occur, the Group evaluates the impairment for the long-lived assets by comparing the carrying value of the assets to an estimate of future undiscounted cash flows expected to be generated from the use of the assets and their eventual disposition. If the sum of the expected future undiscounted cash flows is less than the carrying value of the assets, the Group recognizes an impairment loss based on the excess of the carrying value of the assets over the fair value of the assets. No impairment charge of long-lived assets was recognized for the years ended December 31, 2022, 2023 or 2024, respectively.
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
Disaggregation of net revenues
For the years ended December 31, 2022, 2023 and 2024, substantially all of the Group’s net revenues were generated in the PRC. The following table provides information about disaggregated revenue by types:

	For the year ended December 31,
	2022	2023	2024
	RMB	RMB	RMB
Learning services	3,084,375	3,148,114	2,747,290

Tutoring services	2,886,126	2,914,064	2,384,664
Fee-based premium services	198,249	234,050	362,626
Smart devices	1,256,446	909,192	903,669
Online marketing services	672,361	1,331,902	1,974,960

Total net revenues	5,013,182	5,389,208	5,625,919

YOUDAO, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts in thousands, except for share and per share data unless otherwise stated)

2. Summary of Significant Accounting Policies (Continued)

(p) Revenue recognition (Continued)

i) Learning services
Tutoring services
The Group offers various types of integrated learning services, which primarily cover a wide spectrum of topics and target people from broad age groups through its diverse offerings of tutoring courses and digital learning contents, foreign languages, professional and interest education services as well as IT computer skills, etc. The Group’s tutoring courses consist of online live streaming and other activities during the online live streaming period including teaching material, quiz banks, online chat rooms, summary of lessons after each class and interactions with both students and instructors. Once the online live streaming is completed, the Group also offers the customer a content playback service. With respect to the content playback service, the customer has unlimited access to previous online live streaming courses for a specified period. The services of online live streaming, playback service, as well as the other activities provided mentioned above are highly interdependent and interrelated in the context of the contract and are only considered accessory services to the online live streaming courses and therefore are not distinct and are not sold standalone. Therefore, the Group’s tutoring courses are accounted for as a single performance obligation. This performance obligation is satisfied over the learning period of the customers. Accordingly, the Group recognizes the revenues ratably over the estimated average learning period for different courses. The Group considers the best estimate for the estimated learning period for each course based on the expected learning time customers will spend on the courses and the expected number of times customers will take the courses based on the historical customers’ learning behavior and the similarities between newly-launched courses and existing courses.
The Group’s tutoring courses also consist of online pre-recorded video courses, revenues are recognized ratably over the estimated average learning period for different courses, similar with the online live streaming courses.
The Group also offers digital learning contents together with online live streaming courses and customized planning services to customers. The customers can either stream the digital learning contents online or download and watch them offline. The downloadable digital learning contents, streaming services, online live streaming courses and customized planning services are considered as distinct performance obligations in the contract. The transaction price is generally collected in advance and allocated to each performance obligation in the contract based on the relative standalone selling prices. The Group recognizes the revenues of downloadable digital learning contents as the performance obligation is satisfied upon the time of delivery. The revenues of streaming services and customized planning services are recognized ratably over the service period. For online live streaming courses, the revenues are recognized ratably over the estimated average learning period.
The estimated weighted average duration of learning periods is approximately ranged from five to six months for the years ended December 31, 2022, 2023 and 2024 for both online live streaming courses and online pre-recorded
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

YOUDAO, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts in thousands, except for share and per share data unless otherwise stated)

2. Summary of Significant Accounting Policies (Continued)

(p) Revenue recognition (Continued)

Contract balances (Continued)

Contract liabilities
Contract liabilities refer to the deferred revenue. Deferred revenue is relating to the learning tuition, online marketing services and fee-based premium services with fees received from customers for which the Group’s revenue recognition criteria have not been met. Revenue recognized that was included in the deferred revenue balance at January 1, 2023 and January 1, 2024 amounted to RMB987,533 and RMB966,899, respectively.
As of December 31, 2024, the aggregate amount of transaction price allocated to unsatisfied performance obligations is RMB979.2 million which includes deferred revenue balances and amounts to be invoiced and recognized as revenue in future periods. The Group expects to recognize RMB961.0 million as revenue over the next 12 months.
(q) Cost of revenues
Cost of revenues primarily consists of the revenue sharing and payroll expenses to instructors and tutors, traffic acquisition costs, content costs, servers and bandwidth service fees and other direct costs of providing these services as well as costs of smart devices sold.
(r) Sales and marketing expenses
Sales and marketing expenses mainly consist of marketing and promotional expenses, payroll related expenses and third-party service fee for outsourced sales and marketing functions. The Group expenses all advertising costs as incurred and classifies these costs under sales and marketing expenses. For the years ended December 31, 2022, 2023 and 2024, advertising expenses were RMB1,479.0 million, RMB1,384.3 million and RMB1,106.2 million, respectively.
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
(u) Employee benefits
PRC Contribution Plan
Full-time employees of the Group in the PRC participate in a government mandated defined contribution plan, pursuant to which certain pension benefits, medical care, employee housing fund and other welfare benefits are provided to the employees. Chinese labor regulations require that the PRC subsidiaries and the VIEs of the Group make contributions to the government for these benefits based on certain percentages of the employees’ salaries, up to a maximum amount specified by the local government. The Group has no legal obligation for the benefits beyond the contributions made. The total amounts of such employee benefit expenses, which were expensed as incurred, were approximately RMB322,168, RMB321,025 and RMB282,340 for the years ended December 31, 2022, 2023 and 2024, respectively.

YOUDAO, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts in thousands, except for share and per share data unless otherwise stated)

2. Summary of Significant Accounting Policies (Continued)

(v) Taxation
Income taxes
Current income taxes are provided on the basis of income/(loss) for financial reporting purposes, adjusted for income and expense items which are not assessable or deductible for income tax purposes, in accordance with the regulations of the relevant tax jurisdictions. Deferred income taxes are provided using the liability method. Under this method, deferred income taxes are recognized for the tax consequences of temporary differences by applying enacted statutory rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. The tax base of an asset or liability is the amount attributed to that asset or liability for tax purposes. The effect on deferred taxes of a change in tax rates is recognized in the consolidated statements of operations and comprehensive (loss)/income in the period of change. A valuation allowance is provided to reduce the amount of deferred tax assets if it is considered more likely than not that some portion of, or all of the deferred tax assets will not be realized.
Uncertain tax positions
In order to assess uncertain tax positions, the Group applies a more likely than not threshold and a two-step
approach for the tax position measurement and financial statement recognition. Under the two-step
approach, the first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not, that the position will be sustained, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount that is more than 50% likely of being realized upon settlement. The Group recognizes interest and penalties, if any, under accrued expenses and other current liabilities on its consolidated balance sheets and under other expenses in its consolidated statements of operations and comprehensive (loss)/income. The Group did not have any significant unrecognized uncertain tax positions as of and for the years ended December 31, 2022, 2023 and 2024 nor did the Group recognize any related interest and penalties.

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

YOUDAO, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts in thousands, except for share and per share data unless otherwise stated)

2. Summary of Significant Accounting Policies (Continued)

(y) Noncontrolling interests and Redeemable noncontrolling interests
For the Company’s majority-owned subsidiaries and VIEs, noncontrolling interests are recognized to reflect the portion of their equity that are not attributable, directly or indirectly, to the Company as the controlling shareholders.
The noncontrolling interest will continue to be attributed with its share of losses even if that attribution results in a deficit noncontrolling interest balance.
Redeemable noncontrolling interests represent redeemable equity interests issued by a VIE’s subsidiary of the Group to certain noncontrolling shareholders, and have been classified as mezzanine classified noncontrolling interests in the consolidated financial statements as these interests are contingently redeemable upon the occurrence of certain conditional events in 2023 and 2025, respectively, which is not solely within the control of the Group. The redeemable equity interests will automatically be forfeited upon the conditional events not occur in the agreed period. The accretion of the redeemable equity interests would be recognized when the redemption value is over the balance of noncontrolling interests.
With the performance conditions by the year end of 2023 not satisfied, the noncontrolling interests related to this portion were not redeemable anymore, therefore, the Group reclassified the corresponding redeemable noncontrolling interests of RMB
30.4

million
 to noncontrolling interests as of December 31, 2023. By the end of 2024, the Group entered into an agreement with the noncontrolling shareholders to terminate the redemption terms under the original agreement, and granted new options to the noncontrolling shareholders that they could sell their interest to the Group in batches in the following five years. Accordingly, the remaining noncontrolling interests were reclassified from redeemable noncontrolling interests to noncontrolling interests in December 2024.
(z) Net (loss)/income per share
Net (loss)/income per share is computed in accordance with ASC 260,
Earnings per Share
. Basic net (loss)/income per share is computed by dividing net (loss)/income attributable to ordinary shareholders, by the weighted average number of ordinary shares outstanding during the year. Diluted net (loss)/income per share is computed using the weighted average number of ordinary shares and potential ordinary shares outstanding during the period under treasury stock method. Potential ordinary shares include options to purchase ordinary shares and
RSUs
, unless they were anti-dilutive. The computation of diluted net (loss)/income per share does not assume conversion, exercise, or contingent issuance of securities that would have an anti-dilutive effect (i.e. an increase in earnings per share amounts or a decrease in loss per share amounts) on net (loss)/income per share.
(aa) Statutory reserves
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

YOUDAO, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts in thousands, except for share and per share data unless otherwise stated)

2. Summary of Significant Accounting Policies (Continued)

(bb) Comprehensive (loss)/income
Comprehensive (loss)/income is defined to include all changes in equity deficit of the Group during a period arising from transactions and other events and circumstances excluding transactions resulting from investments by shareholders and distributions to shareholders. Comprehensive (loss)/income includes net (loss)/income and foreign currency translation adjustment of the Group.
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
(dd) Recently adopted accounting pronouncements
In November 2023, the FASB issued ASU
2023-07,
Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures,
which expands annual and interim disclosure requirements for reportable segments, primarily through enhanced disclosures about significant segment expenses. This guidance is effective for fiscal years beginning after December 15, 2023, and for interim periods beginning after December 15, 2024, with early adoption permitted. The impact of adopting the new standard was not material to the consolidated financial statements. Please see Note 21 for additional information.
(ee) Recently issued accounting pronouncements not yet adopted
In December 2023, the FASB issued ASU 2023-09,
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
In November 2024, the FASB issued ASU
2024-03,
Income Statement: Reporting Comprehensive Income-Expense Disaggregation Disclosures (Subtopic
220-40)
to improve the disclosures about an entity’s expenses. This guidance is effective for fiscal years beginning after December 15, 2026, and for interim periods beginning after December 15, 2027, with early adoption permitted. The standard can be applied either prospectively or retrospectively. The Group is currently evaluating the impact of the new guidance on the consolidated financial statements.

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
The disposal represented a strategic shift that had a major effect on the Group’s operations and financial results and was accounted for as discontinued operations. The Group has classified the historical financial results of Academic AST Business as discontinued operations in the Group’s consolidated statements of operations and comprehensive (loss)/income for all periods presented.
The following table sets forth the statement of discontinued operations which was included in the Group’s consolidated financial statements:

For the year ended December 31, 2022
RMB
Cost of revenues	(3,972)

Gross loss	(3,972)

Operating expenses:
Research and development expenses	(475)

Total operating expenses	(475)

Loss from operations	(4,447)

Others, net	(1,658)

Net loss from discontinued operations	(6,105)

YOUDAO, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts in thousands, except for share and per share data unless otherwise stated)

4. Concentration and Risks
Financial instruments that potentially expose the Group to significant concentration of credit risk primarily consist of cash and cash equivalents, time deposits, restricted cash, short-term investments and accounts receivable. As of December 31, 2023 and 2024, substantially all of the Group’s cash and cash equivalents, time deposits, restricted cash and short-term investments were held in major financial institutions located in Mainland China and Hong Kong, which management considered being of high credit quality.
Accounts receivable are typically unsecured and are derived from revenues earned from reputable customers. The number of customers with a receivable balance exceeding 10% of the total accounts receivable balance is two and one as of December 31, 2023 and 2024, respectively as follows. The risk with respect to accounts receivable is mitigated by credit evaluations the Group performs on its customers and its ongoing monitoring process of outstanding balances.

	As of December 31,
	2023	2024
Customer A	12%		*
Customer B	11%	16%
No single customer represented greater than 10% of the total net revenues for the year
s
ended December 31,
 2022 and 2024, respectively. There
was one customer which individually represented greater than 10% of the total net revenues for the year ended
December 31, 2023 as follows:

	For the year ended December 31,
	2022		2023	2024
Customer C		*	11%		*
There was one instructor, through whom the Group’s net learning services revenue earned was more than 10% of the Group’s net learning services revenue for the years ended December 31, 2022, 2023 and 2024, respectively as follows:

	For the year ended December 31,
	2022	2023	2024
Instructor A	18%	17%	14%

*	The percentage was below 10% for the year.

YOUDAO, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts in thousands, except for share and per share data unless otherwise stated)

5. Accounts Receivable, Net
The following is a summary of accounts receivable as of December 31, 2023 and 2024:

	As of December 31,
	2023	2024
	RMB	RMB
Accounts receivable, net:
Accounts receivable	375,651	441,168
Allowance for expected credit losses:
Balance at the beginning of the year	(14,640)	(21,645)
Additional provision charged to expenses	(7,103)	(3,814)
Write-off	98	2,935
Balance at the end of the year	(21,645)	(22,524)

	354,006	418,644

YOUDAO, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts in thousands, except for share and per share data unless otherwise stated)

6. Prepayment and Other Current Assets
The following is a summary of prepayment and other current assets as of December 31, 2023 and 2024:

	As of December 31,
	2023	2024
	RMB	RMB
Prepayment for value-added taxes	41,469	47,624
Prepayment for promotion fees	29,189	35,372
Deferred expenses for learning services	19,919	19,880
Prepaid sales commission	6,670	5,934
Prepayment for content fees	13,407	5,848
Loans to third parties and other related parties	22,569	5,032
Prepayment for rental expenses	3,142	3,171
Prepayment for technical support fees	11,226	1,487
Prepayment for share repurchases	1,602	—
Others	26,512	29,983

Total	175,705	154,331

7. Property, Equipment and Software, Net
Property, equipment and software, net as of December 31, 2023 and 2024 are as follows:

	As of December 31,
	2023	2024
	RMB	RMB
Servers and computers	142,210	138,380
Furniture, fixtures and office equipment	12,690	10,916
Leasehold improvements	29,727	26,850
Software and others	8,188	5,547

Total	192,815	181,693
Less: accumulated depreciation	(121,909)	(134,968)

Net book value	70,906	46,725

Depreciation expenses recognized for the years ended December 31, 2022, 2023 and 2024 were RMB42,048, RMB29,440 and RMB28,790, respectively.

YOUDAO, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts in thousands, except for share and per share data unless otherwise stated)

8. Equity Method Investees Condensed Financial Information
For the year ended December 31, 2024, equity method investments held by the Group in aggregate have met the significance criteria as defined under Rule 4-08(g) of Regulation S-X. The condensed financial information of the Group’s equity method investments is summarized as a group as follow:

	As of December 31,
	2023	2024
	RMB	RMB
Current assets	311,283	614,641
Non-current assets	56,170	54,717
Current liabilities	323,862	439,548
Non-current liabilities	231,840	350,276

	For the year ended December 31,
	2022	2023	2024
	RMB	RMB	RMB
Revenue	148,790	178,921	257,129
Gross profit	84,443	117,150	192,579
Loss from operations	(96,361)	(119,918)	(159,675)
Net loss	(80,583)	(110,333)	(143,032)
9. Leases
The Group has operating leases primarily for office space, with lease terms from within one year to around ten years. Additionally, certain lease agreements with NetEase Group contain variable payments, which are determined based on actual NetEase Group’s spaces occupied by the Group and are expensed as incurred and not included in the operating lease assets and liabilities.
A summary related to operating leases as of December 31, 2023 and 2024 is as follows:

	As of December 31,
	2023	2024
	RMB	RMB
Operating lease right-of-use assets, net	89,022	68,494
Operating lease liabilities - current	38,842	38,113
Operating lease liabilities - non-current	49,337	25,566

Total operating lease liabilities	88,179	63,679

Weighted average remaining lease term	2.9 years	2.2 years
Weighted average discount rate	3.72%	3.41%

	For the year ended December 31,
	2022	2023	2024
	RMB	RMB	RMB
Operating lease expenses	39,675	45,328	43,347
Short-term lease expenses	1,751	1,312	1,987
Variable lease expenses	28,659	27,371	22,856

Total lease expenses	70,085	74,011	68,190

Cash paid for amounts included in the measurement of operating lease liabilities	39,327	47,364	45,249
Right-of-use assets obtained in exchange for operating lease liabilities	24,574	61,903	36,209
Lease liabilities decrease due to early termination	30,368	8,933	18,515
A summary of maturity of operating lease liabilities under the Group’s non-cancelable
operating leases as of December 31, 2024 is as follows:

As of December 31, 2024
RMB
2025	40,428
2026	18,963
2027	5,385
2028	1,611

Total operating lease liabilities	66,387
Less: interest	(2,708)

Present value of operating lease liabilities	63,679

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
(b) Income tax
Composition of income tax
The following table presents the composition of income tax expenses for the years ended December 31, 2022, 2023 and 2024:

	For the year ended December 31,
	2022	2023	2024
	RMB	RMB	RMB
Current income tax expenses	13,844	11,089	6,009

Income tax expenses	13,844	11,089	6,009

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
for HNTE status every three years.
Youdao Information, Beijing Lingshi Ruifeng Education Technology Co., Ltd. and Youdao Hangzhou were qualified as HNTEs and enjoyed a preferential tax rate of 15% for the years ended December 31, 2022, 2023 and 2024. As of December 31, 2024, the entities mentioned above were all in accumulative deficit position.
All other PRC incorporated entities of the Group were subject to a 25% income tax rate for all the periods presented.
The following table presents a reconciliation from the PRC statutory income tax rate of 25% where the Group primarily operates in to the effective income tax rate of the Group for the years ended December 31, 2022, 2023 and 2024:

	For the year ended December 31,
	2022	2023	2024
Statutory income tax rate	25%	25%	25%
Permanent differences	7%	15%	(78%)
Tax difference of statutory rate in other jurisdictions	1%	(2%)	10%
Tax effect of preferential tax treatment	(9%)	(4%)	(27%)
Change in valuation allowance	(26%)	(36%)	77%

Effective income tax rate	(2%)	(2%)	7%

(c) Deferred tax assets
The following table presents the tax impact of significant temporary differences that give rise to the deferred tax assets as of December 31, 2023 and 2024:

	As of December 31,
	2023	2024
	RMB	RMB
Deferred tax assets
Net operating tax loss carry forwards	629,728	627,006
Accrued expenses	465,769	418,520
Others	20,982	23,297
Less: valuation allowance	(1,116,479)	(1,068,823)

Total deferred tax assets, net	—	—

YOUDAO, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts in thousands, except for share and per share data unless otherwise stated)

10.
Taxation
(Continued)

(c) Deferred tax assets (Continued)

The following table sets forth the movement of the valuation allowances for deferred tax assets for the periods presented:

	For the year ended December 31,
	2023	2024
	RMB	RMB
Balance as of January 1	998,146	1,116,479
Change of valuation allowance	118,333	(47,656)

Balance as of December 31	1,116,479	1,068,823

The tax losses of the Group expire over different time intervals depending on local jurisdiction. Certain HNTE entity’s expiration period for tax losses has been extended from five years to ten years in 2018, other entities’ expiration period for tax losses maintains as five years. Tax losses of Company’s subsidiary incorporated in Hong Kong can be carried forward indefinitely to offset future taxable income. As of December 31, 2024, certain entities of the Group had net operating tax loss carry forwards as follows:

RMB
Loss expiring in 2025	104,613
Loss expiring in 2026	130,814
Loss expiring in 2027	188,706
Loss expiring in 2028	457,060
Loss expiring in 2029	398,829
Loss expiring in 2030	866,217
Loss expiring in 2031	679,449
Loss expiring in 2032	323,224
Loss expiring in 2033	544,192
Loss expiring in 2034 and thereafter	297,467

3,990,571

(d) Withholding income tax
The EIT Law also imposes a withholding income tax of 10%
on dividends distributed by a Foreign Invested Enterprises (“FIE”) to its immediate holding company outside of China, if such immediate holding company is considered as a non-resident
enterprise without any establishment or place within China or if the received dividends have no connection with the establishment or place of such immediate holding company within China, unless such immediate holding company’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. Such withholding income tax was exempted under the previous EIT Law, which was effective before January 1, 2018. The Cayman Islands, where the Company incorporated, does not have such tax treaty with China. According to the Arrangement between Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with respect to Taxes on Income (“Mainland China and Hong Kong Tax Arrangement”) in August 2006, dividends paid by a FIE in China to its immediate holding company in Hong Kong will be subject to withholding tax at a rate that may be lowered to
5
% (if the foreign investor owns directly at least
25
%
 of the shares of the FIE). However, if any of the Hong Kong subsidiaries is determined by the State Taxation Administration (“STA”) to not be a beneficial owner for purposes of the Mainland China and Hong Kong Tax Arrangement, any dividends paid to it by any of the
China
mainland subsidiaries would be subject to the regular withholding tax rate of 10%.

YOUDAO, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts in thousands, except for share and per share data unless otherwise stated)

10. Taxation (Continued)

(d) Withholding income tax (Continued)

To the
extent
that subsidiaries and VIEs of the Group have undistributed earnings, the Group will accrue appropriate expected withholding tax associated with repatriation of such undistributed earnings. As of December 31, 2023 and 2024, the Group did not record any withholding tax as the most of PRC entities were still in accumulated deficit position.
11. Taxes Payable
The following is a summary of taxes payable as of December 31, 2023 and 2024:

	As of December 31,
	2023	2024
	RMB	RMB
VAT payable	23,225	17,140
Withholding individual income taxes for employees	10,840	9,389
Enterprise income taxes payable	11,253	5,888
Others	7,463	5,186

Total	52,781	37,603

12. Accrued Liabilities and Other Payables
The following is a summary of accrued liabilities and other payables as of December 31, 2023 and 2024:

	As of December 31,
	2023	2024
	RMB	RMB
Accrued liabilities for learning services and online marketing services	277,632	310,559
Accrued marketing expenses	135,784	155,706
Accrued technical expenses	29,810	41,328
Operating lease liabilities-current portion	38,842	38,113
Accrued outside labor service fee	36,371	35,220
Accrued administrative expenses	20,488	15,287
Accrued professional fee	8,271	11,880
Warehousing and logistics fee	10,856	6,030
Payables for property, equipment and software	2,556	692
Others	31,160	23,845

Total	591,770	638,660

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
On March 28, 2018, the Company issued 26,612,840
shares to the holding vehicle of previous noncontrolling shareholders in Youdao Information in exchange for their shareholding interests in Youdao Information.
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
As of December 31, 2023 and 2024, the Company had 119,087,554 and 117,544,201 ordinary shares issued and outstanding, respectively.
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
In November 2022, the Company announced that its board of directors had approved a share purchase program of up to US$20.0 million of its Class A ordinary shares (including in the form of ADSs) during a period of up to 36 months beginning on November 23, 2022. In August 2023, the Company announced that its board of directors had approved an amendment to such program to increase the total authorized repurchase amount to US$40.0 million. Under the terms of this program, the Company may purchase its issued and outstanding ADSs in open-market transactions on the New York Stock Exchange. As of December 31, 2024, approximately 7.5 million ADSs had been purchased under this program for a total cost of US$33.8 million.
During the years ended December 31, 2023 and 2024, the treasury stock reissued in connection with the exercise of options and the vesting of RSUs were 128,205 and 783,937, respectively.

YOUDAO, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts in thousands, except for share and per share data unless otherwise stated)

15. Others, Net

	For the year ended December 31,
	2022	2023	2024
	RMB	RMB	RMB
Government grants	87,468	32,786	12,036
Fair value changes of short-term investments	2,477	1,049	1,250
Impairment of long-term investments	(10,300)	(43,740)	—
Income/(Loss) from equity method investments	462	(3,130)	(11,170)
Foreign exchange gains/(losses)	4,051	3,108	(2,445)
Loss from lease termination	(1,168)	(551)	(1,785)
Donation	(5,450)	(914)	(409)
Others	3,905	(186)	4,108

Total	81,445	(11,578)	1,585

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
The Group recognized impairment losses on long-term investments of RMB10,300, RMB43,740 and nil for the years ended December 31, 2022, 2023 and 2024, respectively, due to unsatisfied financial performance of certain investees, which engaged in education or technical support services, with no obvious upturn or potential financial solutions in the foreseeable future.

YOUDAO, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts in thousands, except for share and per share data unless otherwise stated)

16. Share-based Compensation
The table below sets forth the allocation of share-based compensation expenses:

	For the year ended December 31,
	2022	2023	2024
	RMB	RMB	RMB
Cost of revenues	5,984	1,645	2,359
Sales and marketing expenses	12,669	6,071	1,183
Research and development expenses	30,578	8,020	8,712
General and administrative expenses	21,478	15,061	10,342

Total	70,709	30,797	22,596

Youdao Plan
2015 Share Incentive Plan
On February 3, 2015, the Company adopted an option and restricted share unit plan for the Company’s employees, directors and consultants (the “2015 Share Incentive Plan” or “2015 Plan”), which became effective for a term of ten years unless sooner terminated, initially 8,000,000 ordinary shares of the Company was reserved. In April 2018, the Company further reserved an additional 2,222,222 ordinary shares for the 2015 Plan, which resulted in the total number of ordinary shares reserved under the 2015 Plan to be 10,222,222. In November 2024, the Company approved a proposed amendment to the 2015 Plan to extend the expiration date of the plan to the twentieth anniversary of its effective date.
2023 Share Incentive Plan
In April 2023, the Company adopted an option and restricted share unit plan for the Company’s employees, directors and consultants (the “2023 Share Incentive Plan” or “2023 Plan”), which became effective for a term of ten years unless sooner terminated. The maximum aggregate number of ordinary shares the Company is authorized to issue pursuant to equity awards granted under the 2023 Plan is 5,668,625 shares. As of December 31, 2024, there was no options or restricted share units outstanding under the 2023 Plan.
Share Option Activities
The Group uses binomial option pricing model to determine fair value of the share-based awards. The fair value of each option granted for the years ended December 31, 2022 and 2023 is estimated on the date of grant using the following assumptions, and no option granted for the year ended December 31, 2024.

	For the year ended December 31,
	2022	2023
Expected volatility	74.30% -95.00%	96.30%
Expected dividends yield	0%	0%
Risk-free interest rate	1.74% -2.70%	3.42%
Expected term (in years)	6	6
Fair value of underlying ordinary share (US$)	4.25-13.02	4.94-7.69
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

YOUDAO, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts in thousands, except for share and per share data unless otherwise stated)

16. Share-based Compensation (Continued)

Youdao Plan (Continued)

Share Option Activities (Continued)

The following table presents a summary of the Company’s option activities for the years ended December 31, 2022, 2023 and 2024:

	Number of options	Weighted average exercise price per share	Weighted average remaining contractual life	Aggregate intrinsic value
	(in thousands)	US$	Years	US$
Outstanding as of January 1, 2022	4,905	3.33	2.94	44,871
Granted	635	4.50
Exercised	(642)	2.40
Forfeited	(337)	3.90

Outstanding as of December 31, 2022	4,561	3.58	2.74	8,188

Granted	78	4.50
Exercised	(355)	3.48
Forfeited	(478)	4.27

Outstanding as of December 31, 2023	3,806	3.53	2.00	2,205

Granted	—	—
Exercised	(662)	3.58
Forfeited	(288)	4.31

Outstanding as of December 31, 2024	2,856	3.44	1.57	11,323

Vested and exercisable as of December 31, 2023	2,659	3.24	1.60	2,094
Vested and exercisable as of December 31, 2024	2,369	3.23	1.38	9,868
The weighted average grant date fair value of share options granted during the years ended December 31, 2022, 2023 and 2024 were US$8.53, US$4.94 and nil, respectively. The total fair value of options vested during the years ended December 31, 2022, 2023 and 2024 were RMB58,648, RMB58,380 and RMB45,835 (US$6,279), respectively.
As of December 31, 2024, the unrecognized compensation expenses related to the options granted under the 2015 Plan was estimated to US$1,361 (RMB9,934) and the weighted average remaining vesting period was 1.23 years.

YOUDAO, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts in thousands, except for share and per share data unless otherwise stated)

16. Share-based Compensation (Continued)

Youdao Plan (Continued)

Restricted Share Unit Award Activities
The following table presents a summary of the Company’s RSUs award activities for the years ended December 31, 2023 and 2024:

	Number of RSUs	Weighted average grant date fair value
	(in thousands)	US$
Outstanding as of January 1, 2023	—	—
Granted	411	5.96
Vested	(1)	4.06
Forfeited	(39)	5.97

Outstanding as of December 31, 2023	371	5.96

Granted	393	4.14
Vested	(122)	5.96
Forfeited	(106)	5.49

Outstanding as of December 31, 2024	536	4.72

As of December 31, 2024, the unrecognized compensation expenses related to the unvested RSUs granted under the 2015 Plan was estimated to US$1,254 (RMB9,153) and the weighted average remaining vesting period was 1.60 years.
NetEase Plan
(a) Description of Share Incentive plan
In November 2009, NetEase adopted a restricted share units plan for NetEase’s employees, directors and consultants (the “2009 RSU Plan”). NetEase has reserved 323,694,050 ordinary shares for issuance under the plan. The 2009 RSU Plan was adopted by a resolution of the board of directors on November 17, 2009 and became effective for a term of ten years unless sooner terminated.
In October 2019, NetEase adopted a 2019 restricted share unit plan for its employees, directors and others (the “2019 RSU Plan”), with a ten-year
term and a maximum number of
322,458,300
ordinary sh
are
s available for issuance pursuant to all awards under the plan. Effective February 22, 2023, NetEase amended and restated the 2019 RSU Plan to permit to grant stock option awards to its employees, directors and others, and renamed it as Amended and Restated 2019 Share Incentive Plan (the “2019 Plan”).
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
The corresponding share-based compensation expenses were allocated to the Group based on grants to the Group’s employees, amounting to RMB1,499, RMB416 and RMB418 which is treated as deemed contribution from NetEase Group and recorded in additional paid-in
capital, for the years ended December 31, 2022, 2023 and 2024, respectively.

YOUDAO, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts in thousands, except for share and per share data unless otherwise stated)

17. Net (Loss)/Income per Share
The following table sets forth the computation of basic and diluted net (loss)/income per share for the years ended December 31, 2022, 2023 and 2024:

	For the year ended December 31,
	2022	2023	2024
	RMB	RMB	RMB
Numerator:
Net (loss)/income from continuing operations attributable to ordinary shareholders of the Company	(720,927)	(549,935)	82,213
Net loss from discontinued operations attributable to ordinary shareholders of the Company	(6,105)	—	—

Net (loss)/income attributable to ordinary shareholders of the Company	(727,032)	(549,935)	82,213

Denominator:
Weighted average number of ordinary shares/ADSs outstanding, basic	123,597,604	121,381,857	117,426,938
Dilutive effect of options and RSUs	—	—	746,531
Weighted average number of ordinary shares/ADSs outstanding, diluted	123,597,604	121,381,857	118,173,469
Net (loss)/income per share/ADS from continuing operations attributable to ordinary shareholders of the Company, basic	(5.83)	(4.53)	0.70

Net loss per share from discontinued operations attributable to ordinary shareholders of the Company, basic	(0.05)	—	—

Net (loss)/income per share/ADS, basic	(5.88)	(4.53)	0.70

Net (loss)/income per share/ADS from continuing operations attributable to ordinary shareholders of the Company, diluted	(5.83)	(4.53)	0.70

Net loss per share from discontinued operations attributable to ordinary shareholders of the Company, diluted	(0.05)	—	—

Net (loss)/income per share/ADS, diluted	(5.88)	(4.53)	0.70

Basic and diluted (loss)/income per share are co
m
puted using the weighted average number of ordinary shares/ADS outstanding during the period.
Options to purchase ordinary shares and RSUs of
1,443,041

and
1,109,848
as of December 31, 2022 and 2023, respectively, were excluded from the computation of diluted net loss per share for the years then ended because of their anti-dilutive effect.

YOUDAO, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts in thousands, except for share and per share data unless otherwise stated)

18. Financial Instruments
Fair value
The following table sets forth the major financial assets, measured at fair value, by level within the fair value hierarchy as of December 31, 2023 and 2024:

	Fair value measurements
	Total	Significant other observable inputs (Level 2)
	RMB	RMB
As of December 31, 2023
Short-term investments	71,848	71,848

Total	71,848	71,848

As of December 31, 2024
Short-term investments	63,064	63,064

Total	63,064	63,064

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
During the years ended December 31, 2023 and 2024, gross unrealized gains of RMB848 and RMB2,019 were recorded in short-term investments, respectively.
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

YOUDAO, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts in thousands, except for share and per share data unless otherwise stated)

19. Commitments and Contingencies
(a) Commitments
As of December 31, 2024, the Group’s future minimum commitments under non-cancelable
agreements were as follows:

	Less than one year	One to three years	More than three years	Total
	RMB	RMB	RMB	RMB
Purchase commitments	224,143	1,095	—	225,238
Capital commitments	753	—	—	753

Total	224,896	1,095	—	225,991

Purchase commitments mainly include commitments for content, marketing activities and purchase of smart devices.
Capital commitments mainly include commitments on purchase of fixed assets and the payment on leasehold improvements.
(b) Litigation
From time to time, the Group is involved in claims and legal proceedings that arise in the ordinary course of business. Based on currently available information, management does not believe that the ultimate outcome of any unresolved matters, individually and in the aggregate, is reasonably possible to have a material adverse effect on the Group’s financial position, results of operations or cash flows. However, litigation is subject to inherent uncertainties and the Group’s view of these matters may change in the future. The Group records a liability when it is both probable that a liability has been incurred and the amount of the loss can be reasonably estimated. The Group reviews the need for any such liability on a regular basis. The Group has not recorded any material liabilities in this regard as of December 31, 2023 and 2024.
20. Related Party Transactions
During the years ended December 31, 2022, 2023 and 2024, other than disclosed elsewhere, the Group had the following material related party transactions:

Name of entity or individual	Relationships with the Group
NetEase Group	Control or under common control
Equity investees	Significant influence

YOUDAO, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts in thousands, except for share and per share data unless otherwise stated)

20. Related Party Transactions (Continued)

(a) Transactions with related parties

	For the year ended December 31,
	2022	2023	2024
	RMB	RMB	RMB
Services and products provided to NetEase Group
Learning services provided to NetEase Group	18,029	22,052	18,453
Smart devices provided to NetEase Group	8,748	3,016	283
Online marketing services provided to NetEase Group	7,925	42,776	163,850
Other services provide to NetEase Group	9,588	7,084	7,084
Fixed assets provide to NetEase Group	936	737	638

Services and products purchased from NetEase Group and other related parties
Services purchased from NetEase Group	153,523	162,522	121,139
Services purchased from other related parties	9,572	17,785	10,023
Fixed assets and inventories purchased from NetEase Group	1,087	1,037	154

Loan related transactions
Interest expenses on loans from NetEase Group	45,607	69,472	73,090
Drawdown of long-term loans from NetEase Group	225,941	99,289	487,971
Repayment of long-term loans from NetEase Group	—	—	214,038

Equity related transactions
Share-based compensation under NetEase Plan	1,499	416	418
Learning services provided to NetEase Group mainly refer to the translation services provided to the entities within NetEase Group.
Smart devices provided to NetEase Group mainly refer to the arrangements where entities within NetEase Group acts as the distributors to sell smart devices, the revenues of which are recognized upon the delivery to the customer.
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

YOUDAO, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts in thousands, except for share and per share data unless otherwise stated)

20. Related Party Transactions (Continued)

(b) Balances with related parties

	As of December 31,
	2023	2024
	RMB	RMB
Amounts due from NetEase Group	26,117	79,700
Loan and prepayment to other related parties	20,194	—
Amounts due to NetEase Group	82,430	21,997
Short-term loans from NetEase Group	878,000	878,000
Long-term loans from NetEase Group	630,360	913,000
Short-term loans from NetEase Group as of December 31, 2023 and 2024 were denominated in RMB. All of these loans were repayable within one year. The effective interest rate for the outstanding loans for the years ended December 31, 2023 and 2024 were 3.5% and 2.8% per annum. The interest expense was RMB31,226, RMB31,959 and RMB28,382 for the years ended December 31, 2022, 2023 and 2024, respectively.
In April 2021, the Group entered into a three-year US$300.0 million revolving loan facility agreement with NetEase, which was intended for general working capital. The facility was priced at
110
basis points over LIBOR. In September 2023, the Group renewed the three-year US$300.0 million revolving loan facility agreement, under which the maturity date was extended to March 31, 2027 from March 31, 2024
. The
facility denominated in US$ and RMB was priced at
110
basis points over Term SOFR, and from 2.8% to 3.5% per annum, respectively. As of December 31, 2024, the Group had drawn down approximately US$126.1 million (equivalent approximately RMB913.0 million) under the facility with maturity dated March 31, 2027. The interest expense was RMB14,381, RMB37,513 and RMB44,708 for the years ended December 31, 2022, 2023 and 2024, respectively.

YOUDAO, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts in thousands, except for share and per share data unless otherwise stated)

21. Segment Information
As disclosed in Note 2(cc), operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker (“CODM”), or decision-making group, in deciding how to allocate resources and in assessing performance. The Group’s CODM is the
Chief Executive Officer
. The Group’s organizational structure is based on a number of factors that the CODM uses to evaluate, view and run its business operations which include, but are not limited to, customer base, homogeneity of products and technology. The Group’s operating segments are based on this organizational structure and information reviewed by the Group’s CODM to evaluate the operating segment results.
The CODM evaluates and monitors segment performance primarily through net revenues, cost of revenues and gross profit of each segment by comparing actual results to historical results and previously forecasted financial information. The Group currently does not allocate operating expenses or assets to its segments, as its CODM does not use such information to allocate resources or evaluate the performance of the operating segments.
The table below provides a summary of the Group’s operating segment results under which the cost of revenues is considered as the significant segment expense for the years ended December 31, 2022, 2023 and 2024.

	For the year ended December 31,
	2022	2023	2024
	RMB	RMB	RMB
Net revenues:
Learning services	3,084,375	3,148,114	2,747,290
Smart devices	1,256,446	909,192	903,669
Online marketing services	672,361	1,331,902	1,974,960

Total net revenues	5,013,182	5,389,208	5,625,919
Cost of revenues:
Learning services	1,172,703	1,159,357	1,060,177
Smart devices	765,641	552,810	553,620
Online marketing services	488,422	909,579	1,263,631

Total cost of revenues	2,426,766	2,621,746	2,877,428
Gross profit:
Learning services	1,911,672	1,988,757	1,687,113
Smart devices	490,805	356,382	350,049
Online marketing services	183,939	422,323	711,329

Total gross profit	2,586,416	2,767,462	2,748,491

Reconciliation of profit or loss (segment gross profit):
Unallocated amounts:
Operating expenses:
Sales and marketing expenses	(2,328,095)	(2,268,428)	(1,872,586)
Research and development expenses	(803,791)	(743,364)	(539,998)
General and administrative expenses	(229,210)	(221,996)	(187,086)

Total operating expenses	(3,361,096)	(3,233,788)	(2,599,670)

(Loss)/Income from operations	(774,680)	(466,326)	148,821
Interest income	12,908	8,348	3,919
Interest expense	(45,607)	(69,472)	(73,090)
Others, net	81,445	(11,578)	1,585

(Loss)/Income before tax	(725,934)	(539,028)	81,235

YOUDAO, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts in thousands, except for share and per share data unless otherwise stated)

22. Restricted Net Assets
Relevant PRC laws and regulations permit PRC companies to pay dividends only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Additionally, the Company’s PRC subsidiaries and VIEs can only distribute dividends upon approval of the shareholders after they have met the PRC requirements for appropriation to the general reserve fund and the statutory surplus fund respectively. The general reserve fund and the statutory surplus fund require that annual appropriations of 10% of net after-tax
income should be set aside prior to payment of any dividends. As a result of these and other restrictions under PRC laws and regulations, the PRC subsidiaries and VIEs are restricted in their ability to transfer a portion of their net assets to the Company either in the form of dividends, loans or advances, which restricted portion amounted to approximately RMB132.6 million as of December 31, 2024. Even though the Company currently does not require any such dividends, loans or advances from the PRC subsidiaries and VIEs for working capital and other funding purposes, the Company may in the future require additional cash resources from its PRC subsidiaries and VIEs due to changes in business conditions, to fund future acquisitions and developments, or merely declare and pay dividends to or distributions to the Company’s shareholders.
23. Subsequent Events
As disclosed in liquidity in Note 1, up to March 31, 2025, the Group had further drawdown US
$
2.0 million under the US$300.0 million revolving loan facility with maturity dated March 31, 2027. Apart from this, there are no other significant subsequent events for the Group.
24. Parent Company Only Condensed Financial Information
The Company performed a test on the restricted net assets of its consolidated subsidiaries and VIEs in accordance with Securities and Exchange Commission Regulation
S-X
Rule
4-08(e)(3),
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
The Company did not have significant capital and other commitments, or guarantees as of December 31, 2024.

YOUDAO, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts in thousands, except for share and per share data unless otherwise stated)

24. Parent Company Only Condensed Financial Information (Continued)

Condensed Balance Sheets

	As of December 31,
	2023	2024	2024
	RMB	RMB	US$
			Note 2(f)
ASSETS
Current assets:
Cash and cash equivalents	2,516	9,892	1,355
Amounts due from Youdao Group Companies	8,986	8,698	1,192
Prepayment and other current assets	1,687	27	4

Total current assets	13,189	18,617	2,551

Non-current assets:
Amounts due from Youdao Group Companies	2,930,437	2,737,221	374,997

Total non-current assets	2,930,437	2,737,221	374,997

Total assets	2,943,626	2,755,838	377,548

LIABILITIES AND SHAREHOLDERS’ DEFICIT
Current liabilities:
Amounts due to NetEase Group	3,769	2,414	331
Amounts due to Youdao Group Companies	—	7,125	976
Accrued liabilities and other payables	4,601	2,500	342

Total current liabilities	8,370	12,039	1,649

Non-current liabilities:
Deficit in subsidiaries and VIEs	4,491,632	4,387,757	601,120
Long-term loans from NetEase Group	630,360	496,000	67,952

Total non-current liabilities	5,121,992	4,883,757	669,072

Total liabilities	5,130,362	4,895,796	670,721

Shareholders’ deficit:
Class A ordinary shares, US$0.0001 par value	24	24	3
Class B ordinary shares, US$ 0.0001 par value	56	56	8
Additional paid-in capital	4,029,423	4,043,781	553,996
Treasury stock	(171,991)	(210,787)	(28,878)
Accumulated deficit	(5,948,582)	(5,867,042)	(803,781)
Accumulated other comprehensive loss	(100,542)	(111,539)	(15,281)
Statutory reserves	4,876	5,549	760

Total shareholders’ deficit	(2,186,736)	(2,139,958)	(293,173)

Total liabilities and shareholders’ deficit	2,943,626	2,755,838	377,548

YOUDAO, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts in thousands, except for share and per share data unless otherwise stated)

24. Parent Company Only Condensed Financial Information (Continued)

Condensed Statements of Operations and Comprehensive (Loss
)/Income

	For the year ended December 31,
	2022	2023	2024	2024
	RMB	RMB	RMB	US$
				Note 2(f)
Operating expenses:
General and administrative expenses	(12,861)	(8,970)	(7,075)	(969)

Total operating expenses	(12,861)	(8,970)	(7,075)	(969)

Loss from operations	(12,861)	(8,970)	(7,075)	(969)
Interest income	135	68	10	1
Interest expense	(14,380)	(37,513)	(35,779)	(4,902)
Others, net	1,354	1,445	1,217	167
Share of (loss)/income of subsidiaries and VIEs	(701,280)	(504,965)	123,840	16,966

(Loss)/Income before tax	(727,032)	(549,935)	82,213	11,263

Net (loss)/income	(727,032)	(549,935)	82,213	11,263

Net (loss)/income attributable to ordinary shareholders of the Company	(727,032)	(549,935)	82,213	11,263

Net (loss)/income	(727,032)	(549,935)	82,213	11,263
Other comprehensive loss:
Foreign currency translation adjustment	(37,740)	(8,448)	(10,997)	(1,507)

Total other comprehensive loss	(37,740)	(8,448)	(10,997)	(1,507)

Total comprehensive (loss)/income	(764,772)	(558,383)	71,216	9,756

Comprehensive (loss)/income attributable to ordinary shareholders of the Company	(764,772)	(558,383)	71,216	9,756

YOUDAO, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts in thousands, except for share and per share data unless otherwise stated)

24. Parent Company Only Condensed Financial Information (Continued)

Condensed Statements of Cash Flows

	For the year ended December 31,
	2022	2023	2024	2024
	RMB	RMB	RMB	US$
				Note 2(f)
Cash flows from operating activities:
Net cash used in operating activities	(20,545)	(50,269)	(36,424)	(4,990)

Cash flows from investing activities:
Loans made to subsidiaries	(272,940)	—	(8,860)	(1,214)
Repayment of loans from subsidiaries and primary beneficiaries of VIEs	14,354	41,309	241,041	33,022

Net cash (used in)/provided by investing activities	(258,586)	41,309	232,181	31,808

Cash flows from financing activities:
Proceeds from long-term loans from NetEase Group	225,941	99,289	70,971	9,723
Repayment of long-term loans from NetEase Group	—	—	(214,038)	(29,323)
Repurchase of ADSs	(50,700)	(127,543)	(62,300)	(8,535)
Proceeds from issuance of ordinary shares pursuant to incentive plan	9,408	9,312	16,879	2,312

Net cash provided by/(used in) financing activities	184,649	(18,942)	(188,488)	(25,823)

Effect of exchange rate changes on cash and cash equivalents	2,135	—	107	15

Net (decrease)/increase in cash and cash equivalents	(92,347)	(27,902)	7,376	1,010
Cash and cash equivalents at the beginning of the year	122,765	30,418	2,516	345

Cash and cash equivalents at the end of the year	30,418	2,516	9,892	1,355