Form 20-F
period 2025-12-31
Youdao, Inc.
filed 2026-04-15
CIK 1781753

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

For the transition period from _________ to _________

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

120,459,757 ordinary shares, comprised of 32,471,397 Class A ordinary shares, par value US$0.0001 per share, and 87,988,360 Class B ordinary shares, par value US$0.0001 per share, as of December 31, 2025.

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
•
“Youdao Guangzhou Computer” refers to Youdao (Guangzhou) Computer System Co., Ltd., a company incorporated under PRC laws;
•
“Youdao Hangzhou” refers to NetEase Youdao Information Technology (Hangzhou) Co., Ltd., a company incorporated under PRC laws;
•
“Youdao HK” refers to Youdao (Hong Kong) Limited, a company incorporated under Hong Kong laws; and
•
“Youdao Information” refers to NetEase Youdao Information Technology (Beijing) Co., Ltd., a company incorporated under PRC laws.

Unless otherwise noted, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this annual report are made at RMB6.9931 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on December 31, 2025. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, or at all.

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

The VIE structure involves unique risks to investors in the ADSs. In 2023, 2024 and 2025, the amount of revenues generated by the VIEs and their subsidiaries accounted for 77.0%, 73.4% and 66.9%, respectively, of our total net revenues. As of December 31, 2024 and 2025, the total assets of the VIEs and their subsidiaries, excluding amounts due from other companies in the Youdao Group Companies, equaled to 48.8% and 53.6% of our consolidated total assets as of the same dates, respectively. As of the date of this annual report, to our best knowledge, the contractual agreements with the VIEs have not been tested in a court of law in the PRC. If the PRC government deems that our contractual arrangements with the VIEs do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to material penalties or be forced to relinquish our interests in those operations or otherwise significantly change our corporate structure. We and our investors face substantial uncertainty about potential future actions by the PRC government that could affect the legality and enforceability of the contractual arrangements with the VIEs and, consequently, significantly affect our ability to consolidate the financial results of the VIEs and the financial performance of our company as a whole. Our Class A ordinary shares, our ADSs or other equity securities may decline in value or become worthless if we are unable to effectively enforce our contractual control rights over the assets and operations of the VIEs. For a detailed discussion of the risk associated with the VIE structure, see “Item 3. Key Information—3.D. Risk Factors—Risks Related to Our Corporate Structure—There are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations, and rules relating to the agreements that establish the VIE structure for our and the VIEs’ operations in China, including potential future actions pursuant to the laws and regulations in force at that time, which could affect the enforceability of our contractual arrangements with the VIEs and, consequently, significantly affect our financial condition and results of operations. If the PRC government finds our contractual arrangements non-compliant with relevant PRC laws, regulations, and rules, or if these laws, regulations, and rules or the interpretation thereof change in the future, we could be subject to severe penalties or be forced to relinquish our interests in the VIEs” and the other risk factors discussed under “Item 3. Key Information—3.D. Risk Factors—Risks Related to Our Corporate Structure.”

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

Under relevant PRC laws and regulations, we are permitted to remit funds to the VIEs through loans rather than capital contributions. In 2023, 2024 and 2025, we did not make any loans to the VIEs. The VIEs fund their operations primarily using cash generated from operating and financing activities. For more information, see “Item 4. Information on the Company—4.A. History and Development of the Company—Selected Condensed Consolidating Schedule,” and our consolidated financial statements included elsewhere in this annual report.

As of December 31, 2025, Youdao, Inc. had made cumulative capital contributions of US$126.2 million to our PRC subsidiaries through intermediate holding company, and were accounted as long-term investments of Youdao, Inc. Furthermore, funds of US$455.0 were provided by Youdao, Inc. to Youdao Information through loans before 2024, which were accounted as loans to subsidiary. In 2024 and 2025, Youdao Information repaid the loans of US$30.0 million and US$11.0 million to Youdao, Inc, respectively. These funds have been used by our PRC subsidiaries for their operations. As of December 31, 2025, the loan balance Youdao Information and Youdao Hangzhou made to the VIEs’ nominee shareholders under the VIE agreements was RMB21.0 million (US$3.0 million). For details, see “Item 4. Information on the Company—4.C. Organizational Structure—Contractual Arrangements with the VIEs and the VIEs’ Respective Shareholders—Loan Agreements.” The VIEs may transfer cash to our PRC subsidiaries by paying service fees in accordance with the relevant contractual arrangements. In 2023, 2024 and 2025, the VIEs transferred RMB3,287.5 million, RMB3,091.2 million and RMB1,769.0 million (US$253.0 million), respectively, to our PRC subsidiaries as payment or prepayment of service fees. Youdao Information and Youdao Hangzhou, our PRC subsidiaries, maintained certain personnel for content production, sales and marketing, research and development, and general and administrative functions to support the operations of the VIEs.

As of December 31, 2024 and 2025, the prepayment of service fees from the VIEs to our PRC subsidiaries amounted to RMB1,187.2 million and RMB369.0 million (US$52.8 million), respectively. As of December 31, 2024 and 2025, the outstanding balance of service fees owed by the VIEs to our PRC subsidiaries amounted to RMB739.5 million and RMB96.3 million (US$13.8 million), respectively. There were no other assets transferred between VIEs and non-VIEs in 2023, 2024 and 2025.

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

For the purpose of illustration, the below table reflects the hypothetical taxes that might be required to be paid within China, assuming that: (i) we have taxable earnings, and (ii) we determine to pay a dividend in the future:

Taxation Scenario(1) Statutory Tax and Standard Rates
Hypothetical pre-tax earnings(2)	100%
Tax on earnings at statutory rate of 25%	(25)%
Net earnings available for distribution	75%
Withholding tax at standard rate of 10%(3)	(7.5)%
Net distribution to Parent/Shareholders	67.5%

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

Furthermore, if certain procedural requirements are satisfied, the payment of current account items, including profit distributions and trade and service related foreign exchange transactions, can be made in foreign currencies without prior approval from State Administration of Foreign Exchange (the “SAFE”) or its local branches. However, where RMB is to be converted into foreign currency and remitted out of China to pay capital expenses, such as the repayment of loans denominated in foreign currencies, approval from or registration with competent government authorities or its authorized banks is required. The PRC government or its authorized banks may take measures at its discretion from time to time to restrict access to foreign currencies for current account or capital account transactions. If the foreign exchange authorities prevent us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, we may not be able to pay dividends in foreign currencies to our offshore intermediary holding companies or ultimate parent company, and therefore, our shareholders or investors in our ADSs. Further, we cannot assure you that new regulations or policies will not be promulgated in the future, which may further restrict the remittance of RMB into or out of the PRC. We cannot assure you, in light of the restrictions in place, or any amendment to be made from time to time, that our current or future PRC subsidiaries will be able to satisfy their respective payment obligations that are denominated in foreign currencies, including the remittance of dividends outside of the PRC. If any of our subsidiaries incurs debt on its own behalf in the future, the instruments governing such debt may restrict its ability to pay dividends to Youdao, Inc. In addition, our PRC subsidiaries are required to make appropriations to certain statutory reserve funds, which are not distributable as cash dividends except in the event of a solvent liquidation of the companies.

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

In addition, the PRC government has indicated an intent to exert more oversight over overseas securities offerings and published a series of laws and regulations to regulate such transactions. In connection with our prior overseas offerings and NYSE listing status, as of the date of this annual report, we (i) have not been required to obtain any permission from or complete any filing with the CSRC, and (ii) have not been required to go through a cybersecurity review by the CAC.

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

Youdao, Inc.
(Cayman Islands)
100%
100%
Youdao (Hong Kong) Limited
(Hong Kong)
(“Youdao HK”)
Youdao Education Technology
(Hong Kong) Limited
(Hong Kong)
Offshore
Onshore
100%
100%
100%
NetEase Youdao Information
Technology (Hangzhou) Co., Ltd.
(“Youdao Hangzhou”)
NetEase Youdao Information
Technology (Beijing) Co., Ltd.
(“Youdao Information”)
NetEase Youdao (Hangzhou)
Smart Technology Co., Ltd.
(“Youdao Smart Technology”)
Youdao (Guangzhou) Computer
System Co., Ltd.
(“Youdao Guangzhou Computer”)
Hangzhou NetEase Linjiedian
Education Technology Co., Ltd.
(“Linjiedian Education”)
Beijing NetEase Youdao
Computer System Co., Ltd.
(“Youdao Computer”)
Equity interest
Contractual agreements

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

(4) Shareholders of Youdao Guangzhou Computer are Feng Zhou, our Chief Executive Officer and director, and Yinghui Wu, our Senior Vice President, each holding 99% and 1%, respectively, of Youdao Guangzhou Computer’s equity interests.

Contractual Arrangements with the VIEs and the VIEs’ Respective Shareholders

Current PRC laws and regulations impose certain restrictions or prohibitions on foreign ownership of companies that engage in value-added telecommunication services and certain other businesses. We are a company registered in the Cayman Islands. Youdao Information and Youdao Hangzhou, our PRC subsidiaries, are considered foreign-invested enterprises. To comply with the foregoing restrictions imposed by PRC laws and regulations on foreign investments, we conduct a significant portion of our businesses in China through the VIEs in the PRC, based on a series of contractual arrangements between us and the VIEs and their respective shareholders. As a result of these contractual arrangements, we are considered the primary beneficiary of the VIEs for accounting purposes, and consolidate their operating results in our financial statements under the U.S. GAAP, to the extent the conditions for consolidation of the VIEs under the U.S. GAAP are satisfied. In 2023, 2024 and 2025, the amount of revenues generated by the VIEs and their subsidiaries accounted for 77.0%, 73.4% and 66.9%, respectively, of our total net revenues. As a result, our ability to pay dividends depends upon dividends paid by our subsidiaries which, in turn, depends on the payment of service fees to our PRC subsidiaries by the VIEs in the PRC pursuant to certain contractual arrangements among our PRC subsidiaries, the VIEs and the VIEs’ shareholders. In 2023, 2024 and 2025, the amount of service fees charged by our PRC subsidiaries to the VIEs was RMB2,881.0 million, RMB2,626.4 million and RMB2,218.5 million (US$317.2 million), respectively.

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

In the opinion of Tian Yuan Law Firm, our PRC legal counsel, save for the uncertainties disclosed in this annual report, the contractual arrangements described in the “Item 4. Information on the Company—4.C. Organizational Structure—Contractual Arrangements with the VIEs and the VIEs’ Respective Shareholders” are valid, binding and enforceable under current PRC law. However, our PRC legal counsel has also advised us that current or future PRC laws and regulations are still evolving, the interpretation and application of which is subject to changes. Accordingly, the PRC regulatory authorities may take a view that is contrary to the opinion of our PRC legal counsel. It is uncertain whether any new PRC laws or regulations relating to VIE structure will be adopted or if adopted, how they would affect the VIE structure. We have been further advised by our PRC legal counsel that if the PRC government authorities find that the agreements that establish the structure for operating our value-added telecommunication services and other business do not comply with PRC government restrictions on foreign investment in such businesses, we could be subject to severe penalties including being prohibited from continuing operations. Additionally, these contractual arrangements may not be as effective as equity ownership in providing us with control over the VIEs. If the VIEs or their shareholders fail to perform their respective obligations under such contractual arrangements, we could be limited in our ability to enforce such contractual arrangements in the PRC and may have to incur substantial costs and expend additional resources to enforce such arrangements. We may also have to rely on legal remedies under PRC law, including seeking specific performance or injunctive relief, and claiming damages, which we cannot assure will be effective. Additionally, the ability of our PRC subsidiaries to pay dividends to us is limited by certain PRC legal restrictions on the payment of dividends by PRC companies and foreign exchange control, among others, which prevent us from having unfettered access to our PRC subsidiaries’ and VIEs’ revenues. Our access to the VIEs’ revenues is also limited since we do not have equity ownership in the VIEs and have to rely on the payment of service fees by the VIEs to our PRC subsidiaries. For a more detailed description of the risks related to these contractual arrangements and our corporate structure, please see “Item 3. Key Information—3.D. Risk Factors—Risks Related to Our Corporate Structure” starting from page 42 of this annual report.

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

We also face risks associated with recent statements and regulatory actions by the PRC government, including those related to regulatory approvals of offshore offerings, anti-monopoly regulatory actions, cybersecurity and data privacy, regulations on the use of variable interest entities. For example, the PRC government has recently indicated an intent to exert more oversight over overseas securities offerings and published a series of laws and regulations to regulate such transactions. See “Item 3. Key Information—Recent Regulatory Development” for more information about these new laws and regulations. While we believe, to the best of our knowledge, that our and the VIEs’ business operations do not violate any of the PRC laws and regulations currently in force in all material respects, we cannot guarantee that new rules or regulations promulgated in the future will not impose any additional requirement on us or otherwise tightening the regulations on companies with a VIE structure. If the CSRC or other PRC regulatory agencies determine that prior approval is required for any of our offerings of securities overseas or maintenance of the listing status of the ADSs, we cannot guarantee that we will be able to obtain such approval in a timely manner, or at all. The CSRC or other PRC regulatory agencies also may take actions requiring us, or making it advisable for us, not to proceed with such offering or maintain the listing status of our ADSs. If we proceed with any of such offering or maintain the listing status of our ADSs without obtaining the CSRC’s or other PRC regulatory agencies’ approval to the extent it is required, or if we are unable to comply with any new approval requirements which might be adopted for offerings that we have completed, we may face regulatory actions or other sanctions from the CSRC or other PRC regulatory agencies. These regulatory agencies may impose fines and penalties on our and the VIEs’ operations in China, limit our ability to pay dividends outside of China or accept foreign investments, delay or restrict the repatriation of the proceeds from offering of securities overseas into China or take other actions that could have a material adverse effect on our business, financial condition, results of operations and prospects, as well as the trading price of the ADSs. See “Item 3. Key Information—Recent Regulatory Development” starting from page 5 of this annual report, and “Item 3. Key Information—3.D. Risk Factors—Risks Related to Our Business and Industry—The approval, filing or other requirements of the China Securities Regulatory Commission or other PRC government authorities may be required under PRC law in connection with our issuance of securities overseas or maintenance of the listing status of our ADSs, and, if required, we cannot predict whether or for how long we will be able to obtain such approval or complete such filing or other requirements” on page 39 of this annual report. We conduct our business primarily through our PRC subsidiaries and the VIEs and their subsidiaries in China. Our operations in China are governed by PRC laws and regulations. The PRC government has significant oversight and discretion over the operation of our and the VIEs’ business, and it may intervene or influence our and the VIEs’ operations at any time, which could result in a material adverse change in our and the VIEs’ operation and the value of our ADSs. See “Item 3. Key Information—3.D. Risk Factors—Risks Related to Doing Business in China—The PRC government may intervene or influence our and the VIEs’ operations at any time, or may exert more control over our future overseas offerings or foreign investments in us, which could result in a material change in our and the VIEs’ operation and the value of our ADSs” on page 46 of this annual report.

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

Risks Related to Our Business and Industry

Risks and uncertainties related to our business and industry include, but are not limited to, the following:

•
Risks associated with our limited history in operating on a consolidated basis and operating certain of our products and services. For details, see “Item 3. Key Information—3.D. Risk Factors—Risks Related to Our Business and Industry—We have a limited history in operating certain of our products and services. This may make it difficult to evaluate our future prospects and the risks and uncertainties associated with these products and services” on page 15 of this annual report.
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
•
Risks associated with our ability to effectively broaden our monetization models. For details, see “Item 3. Key Information—3.D. Risk Factors—Risks Related to Our Business and Industry—We may not be effective in broadening our monetization channels” on page 16 of this annual report.
•
Risks associated with changes in our business strategies and offerings. For details, see “Item 3. Key Information—3.D. Risk Factors—Risks Related to Our Business and Industry—The changes in our business strategies and offerings may make it difficult to evaluate our future prospects” on page 16 of this annual report.
•
Risks associated with our compliance with the Opinions on Further Alleviating the Burden of Homework and After-School Tutoring for Students in Compulsory Education and the implementation measures. For details, see “Item 3. Key Information—3.D. Risk Factors—Risks Related to Our Business and Industry—Our compliance with the Opinions on Further Alleviating the Burden of Homework and After-School Tutoring for Students in Compulsory Education and the implementation measures issued by the relevant PRC government authorities has materially and adversely affected and may continue to affect our and the VIEs’ business, financial condition, results of operations and prospect” on page 17 of this annual report.
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
•
Risks associated with our ability to achieve profitability in the future. For details, see “Item 3. Key Information—3.D. Risk Factors—Risks Related to Our Business and Industry—We incurred net losses in the past and may not be able to maintain and improve profitability as expected” on page 19 of this annual report.
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

•
Risks associated with our long-term and short-term investments. For details, see “Item 3. Key Information—3.D. Risk Factors—Risks Related to Our Business and Industry—We face risks associated with our long-term and short-term investments” on page 20 of this annual report.
•
Risks associated with a significant interruption in the operations of our suppliers for smart devices. For details, see “Item 3. Key Information—3.D. Risk Factors—Risks Related to Our Business and Industry—A significant interruption in the operations of our suppliers for smart devices could potentially affect our operations and any material misconduct or disputes against our suppliers could potentially harm our business and reputation” on page 23 of this annual report.
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
•
Risk associated with the responsible use of our technologies, including AI in our offerings. For details, see “Item 3. Key Information—3.D. Risk Factors—Risks Related to Our Business and Industry—Issues related to the responsible use of our technologies, including AI in our offerings, could result in reputational damage, financial harm, or legal liability” on page 25 of this annual report.
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
•
Risks associated with extensive and evolving regulatory, reporting and compliance requirements as a long-standing public company. For details, see “Item 3. Key Information—3.D. Risk Factors—Risks Related to Our Business and Industry—We are subject to extensive and evolving regulatory, reporting and compliance requirements as a long-standing public company, which may increase our costs and expose us to compliance risks” on page 27 of this annual report.
•
Risks associated with our ability to obtain the approval, filing or other requirements under PRC law in connection with our issuance of securities overseas or maintenance of the listing status of our ADSs. For details, see “Item 3. Key Information—3.D. Risk Factors—Risks Related to Our Business and Industry—The approval, filing or other requirements of the China Securities Regulatory Commission or other PRC government authorities may be required under PRC law in connection with our issuance of securities overseas or maintenance of the listing status of our ADSs, and, if required, we cannot predict whether or for how long we will be able to obtain such approval or complete such filing or other requirements” on page 39 of this annual report.

Risks Related to Our Relationship with NetEase

Risks and uncertainties related to our relationship with NetEase include, but are not limited to, the following:

•
Risks associated with our ability to benefit from our business cooperation with NetEase. For details, see “Item 3. Key Information—3.D. Risk Factors—Risks Related to Our Relationship with NetEase—If we are no longer able to benefit from our business cooperation with NetEase, our business may be adversely affected” on page 40 of this annual report.
•
Risks associated with any negative development in NetEase’s market position, brand recognition or financial condition. For details, see “Item 3. Key Information—3.D. Risk Factors—Risks Related to Our Relationship with NetEase—Any negative development in NetEase’s market position, brand recognition or financial condition may materially and adversely affect us” on page 40 of this annual report.

Risks Related to Our Corporate Structure

Risks and uncertainties related to our corporate structure include, but are not limited to, the following:

•
Uncertainties regarding the interpretation and application of current and future PRC laws, regulations, and rules relating to the agreements that establish the VIE structure for our operations in China. For details, see “Item 3. Key Information—3.D. Risk Factors—Risks Related to Our Corporate Structure—There are uncertainties regarding the interpretation and application of current and future PRC laws, regulations, and rules relating to the agreements that establish the VIE structure for our and the VIEs’ operations in China, including potential future actions pursuant to the laws and regulations in force at that time, which could affect the enforceability of our contractual arrangements with the VIEs and, consequently, significantly affect our financial condition and results of operations. If the PRC government finds our contractual arrangements non-compliant with relevant PRC laws, regulations, and rules, or if these laws, regulations, and rules or the interpretation thereof change in the future, we could be subject to severe penalties or be forced to relinquish our interests in the VIEs” on page 42 of this annual report.

•
Risks associated with failure by the VIEs or their shareholders to perform their obligations under our contractual arrangements with them. For details, see “Item 3. Key Information—3.D. Risk Factors—Risks Related to Our Corporate Structure—Any failure by the VIEs or their shareholders to perform their obligations under our contractual arrangements with them would have a material adverse effect on our business” on page 43 of this annual report.
•
Uncertainties with respect to the interpretation and implementation of the enacted Foreign Investment Law. For details, see “Item 3. Key Information—3.D. Risk Factors—Risks Related to Our Corporate Structure—Our and the VIEs’ business, financial condition and results of operations may be affected by the Foreign Investment Law” on page 44 of this annual report.
•
Risks associated with our reliance on contractual arrangements with the VIEs and their shareholders for a large portion of our business operations. For details, see “Item 3. Key Information—3.D. Risk Factors—Risks Related to Our Corporate Structure—We rely on contractual arrangements with the VIEs and their shareholders for a large portion of our business operations which may not be as effective as equity ownership in providing operational control” on page 44 of this annual report.

Risks Related to Doing Business in China

We are also subject to risks and uncertainties related to doing business in China include, but are not limited to, the following:

•
Risks associated with changes in economic, political or social conditions or government policies. For details, see “Item 3. Key Information—3.D. Risk Factors—Risks Related to Doing Business in China—Changes in economic, political or social conditions or government policies in China or globally could have a material adverse effect on our and the VIEs’ business and operations” on page 46 of this annual report.
•
Uncertainties with respect to the PRC legal system, including uncertainties regarding the enforcement of laws, and rules and regulations in China that can change quickly with little advance notice. For details, see “Item 3. Key Information—3.D. Risk Factors—Risks Related to Doing Business in China—Uncertainties with respect to the PRC legal system, including uncertainties regarding the enforcement of laws, and rules and regulations in China that can change quickly with little advance notice, could adversely affect us” on page 46 of this annual report.
•
Risks associated with the PRC government intervening or influencing our and the VIEs’ operations at any time, or exerting more control over our future overseas offerings or foreign investments in us. For details, see “Item 3. Key Information—3.D. Risk Factors—Risks Related to Doing Business in China—The PRC government may intervene or influence our and the VIEs’ operations at any time, or may exert more control over our future overseas offerings or foreign investments in us, which could result in a material change in our and the VIEs’ operation and the value of our ADSs” on page 46 of this annual report.
•
Risks associated with investors experiencing difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions in China against us based on foreign laws. For details, see “Item 3. Key Information—3.D. Risk Factors—Risks Related to Doing Business in China—You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions outside the United States against us or our management named in the annual report based on foreign laws” on page 47 of this annual report.
•
Risks associated with our reliance on dividends and other distributions on equity paid by our PRC subsidiaries to fund our cash and financing requirements. For details, see “Item 3. Key Information—3.D. Risk Factors—Risks Related to Doing Business in China—We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business” on page 48 of this annual report.
•
Risks associated with PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion. For details, see “Item 3. Key Information—3.D. Risk Factors—Risks Related to Doing Business in China—PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay us from making loans or additional capital contributions to our PRC subsidiaries and to make loans to the VIEs, which could materially and adversely affect our liquidity and our ability to fund and expand our and the VIEs’ business” on page 49 of this annual report.
•
Risks associated with the inability of PCAOB to conduct inspections over our auditor. For details, see “Item 3. Key Information—3.D. Risk Factors—Risks Related to Doing Business in China—The PCAOB had historically been unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections of our auditor in the past has deprived our investors with the benefits of such inspections” on page 50 of this annual report.

•
Risks associated with the potential prohibition from trading in the United States of our ADSs under the Holding Foreign Companies Accountable Act. For details, see “Item 3. Key Information—3.D. Risk Factors—Risks Related to Doing Business in China—Our ADSs may be prohibited from trading in the United States under the Holding Foreign Companies Accountable Act, as amended by the Consolidated Appropriations Act, 2023, or the HFCAA, in the future if the PCAOB is unable to inspect or investigate completely auditors located in China. The delisting of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment” on page 50 of this annual report.
•
Risks associated with being classified as a PRC resident enterprise for PRC enterprise income tax purposes. For details, see “Item 3. Key Information—3.D. Risk Factors—Risks Related to Doing Business in China—If we are classified as a PRC resident enterprise for PRC enterprise income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders and ADS holders” on page 53 of this annual report.
•
Risks associated with overseas regulators having difficulties in conducting investigation or collecting evidence within China. For details, see “Item 3. Key Information—3.D. Risk Factors—Risks Related to Doing Business in China—It may be difficult for overseas regulators to conduct investigation or collect evidence within China” on page 55 of this annual report.

Risks Related to Our Class A Ordinary Shares and Our ADSs

In addition to the risks described above, we are subject to risks related to our Class A ordinary shares and our ADSs, including, but are not limited to, the following:

•
Risks associated with the volatility of the trading price of our ADSs. For details, see “Item 3. Key Information—3.D. Risk Factors—Risks Related to Our Class A Ordinary Shares and Our ADSs—The trading price of our ADSs has been volatile and may continue to be volatile, regardless of our operating performance” on page 56 of this annual report.
•
Risks associated with your inability to participate in rights offerings. For details, see “Item 3. Key Information—3.D. Risk Factors—Risks Related to Our Class A Ordinary Shares and Our ADSs—You may experience dilution of your holdings due to the inability to participate in rights offerings” on page 60 of this annual report.

Risks Related to Our Business and Industry

We have a limited history in operating certain of our products and services. This may make it difficult to evaluate our future prospects and the risks and uncertainties associated with these products and services.

We have a limited history in operating certain of our major products and services. For example, as part of our efforts to consolidate our position as an AI solutions provider specializing in learning and advertising, we introduced a series of new product and service offerings, including Youdao Dictionary Pen X7 Pro, as well as Youdao Space X, a brand-new tutoring pen, in 2025. These new product and service offerings are still in their initial stages of development and have not generated significant revenues and there is no guarantee that they may become key growth drivers of our company in the future. Our limited history may make it difficult for us to evaluate our future prospects and the risks and uncertainties associated with new products and services, and our historical performance may not be indicative of our future prospects and operating results.

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

We historically generated a significant portion of our revenue from the Academic AST Business. In 2021, the net revenues from our Academic AST Business accounted for approximately 25.0% of our net revenues. In order to fully comply with applicable PRC regulatory requirements adopted by the PRC government in the second half of 2021, we disposed of the Academic AST Business and has not generate revenue from such business since then. We completed transition to become an AI solutions provider specializing in learning and advertising and have developed a comprehensive suite of product and service offerings. We recently introduced a number of new intelligent learning products, such as Youdao Dictionary Pen X7 Pro and Youdao Space X.

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

The PRC private education industry, especially the after-school tutoring sector, has experienced intense scrutiny and has been subject to significant regulatory changes recently that had materially and adversely impacted businesses in such industry. In particular, the Opinions on Further Alleviating the Burden of Homework and After-School Tutoring for Students in Compulsory Education jointly promulgated by the General Office of State Council and the General Office of Central Committee of the Communist Party of China on July 24, 2021, or the Alleviating Burden Opinion, sets out a series of operating requirements on after-school tutoring institutions, including, among other things, a prohibition on the approval of new academic after-school tutoring institutions in compulsory education, or the Academic AST Institutions; a mandate that all the existing Academic AST Institutions be registered as non-profit institutions; mandatory re-approval for education apps, a ban on the capitalization and foreign participation of Academic AST Institutions, strengthened regulatory oversight of the pre-collection and approval requirements for non-academic tutoring. To implement the Alleviating Burden Opinion, in September 2021, the Chinese Ministry of Education, or the MOE, together with other government authorities, issued a circular requiring all Academic AST Institutions to complete registration as non-profit by the end of 2021 and a circular requiring all online after-school tutoring institutions that have filed with the local education administration authorities providing tutoring services on academic subjects to obtain the private school operating permit by the end of 2021. See “Item 4. Information on the Company—4.B. Business Overview—Regulations—Regulations Related to Private Education—Regulations Related to After-school Tutoring and Educational Apps” for more details.

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

The State Council promulgated the Amended Implementation Rules for the Private Education Law, or the Amended Implementation Rules, which became effective on September 1, 2021, which provides, among others, that a private school engaging in online education activities using internet technology shall obtain the relevant private school operating permit. See “Item 4. Information on the Company—4.B. Business Overview—Regulations—Regulations Related to Private Education—The Law for Promoting Private Education and its Implementing Rules.” Further, the PRC government authorities have issued several regulations aiming to strengthen its regulation of after-school tutoring institutions, including without limitation the Opinions on Guiding and Regulating the Orderly and Healthy Development of Educational Mobile Apps, or the Opinions on Educational Apps, the Administrative Measures for After-School Tutoring Materials for Primary and Secondary School Students (for Trial Implementation) and the Administrative Measures for Practitioners of the After-School Tutoring Institutions (for Trial Implementation). The MOE jointly with other government authorities promulgated the Notice on Regulating Non-Academic After-school Training Institutions and the Opinions on Standardizing Non-Academic After-School Tutoring for Primary and Secondary School Students respectively on March 3, 2022 and December 8, 2022, which impose certain compliance requirements on non-academic after school tutoring institutions. The MOE issued the Provisional Measures on Administrative Penalties for After-School Tutoring effective from October 15, 2023, which clarify various non-complaint activities of after-school tutoring institutions and stipulate corresponding penalties. For more details and other regulations of after-school tutoring institutions, see “Item 4. Information on the Company—4.B. Business Overview—Regulations—Regulations Related to Private Education—Regulations Related to After-School Tutoring and Educational Apps.”

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

We had net loss of RMB550.1 million 2023 and achieved profitability in 2024 and 2025, with net income of RMB75.2 million and RMB97.0 million (US$13.9 million), respectively. We plan to continue to maintain and improve our profitability going forward. However, such plans may not develop as timely and to the extend as expected, in which case may not maintain and improve profitability as planned or at all. In addition, we intend to invest heavily in R&D, product development, as well as sales and marketing efforts. These investments are expected to cause our operating expenses to increase rapidly, including rapid increases in absolute amounts and as a percentage of revenue in the near future, which may result in net losses in the near term. These efforts may be more costly than we expect and our net revenues may not increase sufficiently to offset the expenses. We may continue to take actions and make investments that do not generate optimal financial results and may even result in significantly increased operating losses in the short term with no assurance that we will maintain and improve our profitability. These factors may materially and adversely affect our business, financial condition and results of operations.

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

As a result of changes in our funding position and operating assets and liabilities, we had working capital deficits (being total current liabilities exceeded that of total current assets) of RMB1,460.2 million and RMB1,212.4 million (US$173.4 million) as of December 31, 2024 and 2025, respectively. As of December 31, 2025, we had outstanding interest-bearing short-term loan payable to the NetEase Group in the amount of RMB878.0 million (US$125.6 million), representing approximately 29.9% of our current liabilities. The loan is repayable within one year and was advanced to us by the NetEase Group to provide working capital for our business operations. According to the support letter issued by the NetEase Group in May 2024, the NetEase Group intends to provide financial support for our continuing operations in the period no less than twelve months from April 15, 2025. In April 2021, we entered into a three-year US$300.0 million revolving loan facility agreement with NetEase with maturity dated March 31, 2024. In September 2023, we and NetEase entered into an agreement to further extend such revolving loan facility agreement to March 31, 2027. As of the date of this annual report, we and NetEase have both approved an extension of the maturity date of the loan facility, including the loans already drawn under it, to March 31, 2030. As of March 31, 2026, we had outstanding interest-bearing long-term loans payable to the NetEase Group in the amount of US$117.1 million (or equivalent to RMB814.9 million), which were drawn down from the above-mentioned facility provided by NetEase. Despite the foregoing agreements, if we are required by NetEase to repay these loans, our liquidity, financial position and cash flows may be materially and adversely affected.

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

We currently invest a portion of our capital in long-term and short-term investments. As of December 31, 2025, our long-term investments consisted mainly of equity investments in privately-held companies and limited-partnerships, and our short-term investments consisted mainly of financial products issued by commercial banks in China with a variable interest rate indexed to the performance of underlying assets and a maturity date within one year when purchased. These investments may earn yields substantially lower than anticipated, and the fair values of our investments could fluctuate significantly, due to uncertainties in valuation, among other factors. Any failure to realize the benefits we expected from these investments or significant fluctuations in the fair value of these investments may materially and adversely affect our business and financial results. Impairment losses on long-term investments of RMB43.7 million, nil and RMB25.7 million (US$3.7 million) were recognized in 2023, 2024 and 2025, respectively.

If we fail to retain existing or attract new advertising customers, our business, financial condition and results of operations may be materially and adversely affected.

We generated net revenues of RMB1,331.9 million, RMB1,975.0 million and RMB2,538.8 million (US$363.0 million) in 2023, 2024 and 2025, respectively, from online marketing services. We cannot assure you that we will be able to retain our advertising customers in the future, attract new advertising customers continuously or be able to retain our advertising customers at all. If our advertising customers find that they can generate better returns elsewhere, or if our competitors provide better advertising services to suit our advertising customers’ goals, we may lose our advertising customers. In addition, third parties may develop and use certain technologies to block the display of our advertising customers’ advertisements on our platform, which may in turn cause us to lose advertising customers and adversely affect our results of operations. Since many of our advertising customers are not bound by long-term contracts, they may lessen or discontinue advertising arrangements with us easily without incurring material liabilities. Failure to retain existing advertising customers or attract new advertising customers may materially and adversely affect our financial condition and results of operations. In addition, a significant portion of our brand advertising customers have entered into advertising agreements with us through various third-party advertising agencies. As a result, we rely on third-party advertising agencies for sales to, and collection of payment from, our brand advertisers. The financial soundness of our advertising customers and advertising agencies may affect our collection of accounts receivable.

Any failure to engage and maintain strong relationships with influencers, or their ineffective marketing and promotion, could diminish the appeal of our online marketing services.

We leverage our extensive database of global influencers and advanced technologies, such as LLMs and image recognition, to develop the key opinion leader (“KOL”) marketing. Therefore, our ability to engage and maintain strong relationships with these influencers is critical to the growth and long-term success of our online marketing services. However, there is no guarantee that we will be successful in attracting, cultivating, or retaining our influencers. Competition for the attention of influencers is intense, and our ability to engage them effectively may be limited by factors such as competition from larger platforms, changing influencer preferences, or our own resource constraints.

We also utilize a series of AI technologies, such as LLMs and image recognition, to analyze the trends in influencer videos, evaluate the KOL video conversion effectiveness, as well as drive high conversion rates. However, there is no assurance that the influencers’ marketing and promotion will be effective. Influencer marketing campaigns are subject to various risks and uncertainties, including influencer credibility and compatibility, audience receptiveness, and the quality of promotional content. We may not always be able to identify, cultivate and match the suitable influencers to promote our clients’ business, if at all. If influencers fail to resonate with their audience, the effectiveness of their marketing efforts may be compromised. Any of these events could result in dissatisfaction from our clients, which may adversely affect our business, financial condition, results of operations and prospects.

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

We are incorporating AI into various parts of our product and service offerings. For instance, in 2023, we launched our own LLM, Confucius, and unveiled a suite of AI-driven tools underpinned by Confucius’s capabilities. As with most emerging technologies, AI comes with its own set of uncertainties, risks and challenges that could affect its adoption and our business. AI algorithms may be flawed, and the data used could be incomplete or biased. Inappropriate or controversial data practices, by us or by others, could limit the acceptance of our AI-enhanced products and content. Certain AI applications could trigger ethical issues. Should our AI-based offerings become controversial due to their effects on human rights, privacy, employment, or other social matters, we risk reputational harm or legal repercussions. While the generative AI technology has the potential to streamline content creation processes and reduce costs, there may be significant upfront investments required for businesses to integrate generative AI into our products and service offerings. Also, uncertainty exists with respect to the economic feasibility of commercializing generative AI. Although generative AI holds much promise for commercial applications, there still exists substantial uncertainties, such as quality and reliability of outputs, customer acceptance and clear industry standards, which need to be addressed before widespread adoption.

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

Issues related to the responsible use of our technologies, including AI in our offerings, could result in reputational damage, financial harm, or legal liability.

Concerns relating to the responsible development, deployment and use of artificial intelligence enabled by AI computing chips and related hardware-software systems, including those used in connection with our product or services, may result in reputational or financial harm and potential legal liability, and may cause us to incur significant costs to address such concerns. AI technologies involve emerging and evolving legal, social, ethical and policy issues and present risks and challenges that could affect their adoption and, in turn, demand for our products and/or services. If AI systems built or deployed in our products and services are alleged to have unintended harmful consequences, infringed intellectual property rights, violated data protection or privacy laws, or caused controversy in relation to human rights, employment displacement, algorithmic bias, public security or other societal issues, our brand, reputation and commercial relationships could be adversely affected, even if such systems are developed, implemented or operated by third parties and not by us. In addition, we may be required to continuously establish and refine internal governance policies, risk management frameworks, technical safeguards and compliance procedures relating to the responsible design, testing and commercialization of AI-enabling infrastructure. If such internal governance framework is perceived as insufficient, or if we fail to adequately assess and mitigate AI-related risks across our product lifecycle and sales channels, we may be subject to regulatory inquiries, administrative penalties, civil claims or contractual liability, and may suffer brand or reputational damage. Any failure by us or by the broader industry to adequately address concerns relating to the responsible use of AI could undermine public confidence in artificial intelligence more generally, slow the adoption of AI technologies, and adversely affect demand for our products and/or services.

Failure to maintain optimal inventory levels could increase our inventory holding costs or cause us to lose sales.

Maintaining optimal inventory levels is critical to our financial health. As of December 31, 2024 and 2025, the balance of our inventory accounted for approximately 11.8% and 8.2%, respectively, of our total current assets. We are exposed to inventory risks as a result of a variety of factors beyond our control, including changing consumption trends and preferences and launches of competing products. Moreover, for stocking purposes, we generally forecast demand for the products we sell ahead of the actual time of sale. We cannot assure you that we can accurately predict these trends and events and maintain adequate levels of inventory at all times. An unexpected decrease in the market demand for the products we sell could lead to excessive or obsolescent inventory, and we may write down the cost of our inventories to the estimated net realizable value due to slow-moving merchandise and damaged goods, which in turn may materially and adversely affect our financial condition and results of operations. On the other hand, inventory under-stock may cause us to lose sales and our business, financial condition, results of operations and prospects may also be materially and adversely affected.

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

We are subject to extensive and evolving regulatory, reporting and compliance requirements as a long-standing public company, which may increase our costs and expose us to compliance risks.

As a listed company, we are required to comply on an ongoing basis with a broad range of laws, rules and regulations applicable to public companies, including those relating to corporate governance, financial reporting, internal control over financial reporting, disclosure controls and procedures, listing standards and investor relations. These requirements are complex, continue to evolve and may be interpreted or enforced in different ways over time, which could require us to devote significant management time and resources and incur substantial compliance and professional costs.

Changes in regulatory standards, accounting rules or enforcement priorities, or deficiencies in the design or operation of our internal control system, could require us to implement enhancements or remedial measures, and we cannot assure you that such measures, if required, can be implemented in a timely or cost-effective manner, or that they will not result in material weaknesses, restatements or other adverse consequences.

We are subject to a variety of laws and other obligations regarding data protection, any failure to comply with applicable laws and obligations could have a material adverse effect on our business, financial condition and results of operations.

We are subject to various regulatory requirements relating to the security and privacy of data, including restrictions on the collection and use of personal information and requirements to take steps to prevent personal data from being divulged, stolen, or tampered with. See “Item 4. Information on the Company—4.B. Business Overview—Regulations—Regulations Related to Internet Information Security and Privacy Protection.” Regulatory requirements regarding the protection of data are constantly evolving and can be subject to differing interpretations or significant change, making the extent of our responsibilities in that regard uncertain. For example, the PRC Cyber Security Law became effective in June 2017, but there are great uncertainties as to the interpretation and application of the law. It is possible that those regulatory requirements may be interpreted and applied in a manner that is inconsistent with our practices. Further, the CAC issued the Provisions on the Cyber Protection of Children’s Personal Information on August 22, 2019, which took effect on October 1, 2019. The Provisions on the Cyber Protection of Children’s Personal Information requires, among others, that network operators who collect, store, use, transfer and disclose personal information of children under the age of 14 shall establish special rules and user agreements for the protection of children’s personal information, inform the children’s guardians in a noticeable and clear manner, and shall obtain the consent of the children’s guardians. On October 16, 2023, the CAC promulgated the Regulation on the Cyber Protection of Minors, which took effect on January 1, 2024. This regulation further improves the regulatory requirements relating to minors’ cyber protection, pursuant to which (i) network service providers shall prompt and take necessary protective measures once locating minors’ personal information or minors’ personal information is released through the Internet involving private information; (ii) the personnel handling personal information processors shall be approved by the relevant responsible person or his/her authorized management personnel before accessing minors’ personal information, document the instance of access, and implement technical measures to prevent any illegal processing of the personal information of minors. Further, on December 26, 2025, eight regulators including the CAC issued the Measures for the Classification of Network Information That May Affect the Physical and Mental Health of Minors, effective on March 1, 2026, which categorizes such harmful information, clarifies identification and labeling rules, and prohibits disseminating it in minor-targeted services or displaying it in prominent sections. In addition, on December 29, 2025, the general office of the CAC issued a notice requiring personal information processors handling minors’ personal information to submit annual compliance audit reports for the prior year by the end of January each year. In addition, the PRC regulatory authorities have recently taken steps to strengthen the regulation on data protection and conducted several rounds of relevant inspections.

In addition, the PRC regulatory authorities have recently taken steps to strengthen the regulation on cybersecurity and data protection. On June 10, 2021, the Standing Committee of the National People’s Congress, or the SCNPC, promulgated the PRC Data Security Law, effective on September 1, 2021. On August 20, 2021, the SCNPC promulgated the PRC Personal Information Protection Law, which has become effective on November 1, 2021. On December 28, 2021, the CAC published the Revised Cybersecurity Review Measures, effective on February 15, 2022 and repeal the Cybersecurity Review Measures promulgated on April 13, 2020. Such Measures further restate and expand the applicable scope of the cybersecurity review. Pursuant to the Cybersecurity Review Measures, critical information infrastructure operators that procure internet products and services, and network platform operators engaging in data processing activities, must be subject to the cybersecurity review if their activities affect or may affect national security. In addition, network platform operators holding over one million users’ personal information shall apply with the Cybersecurity Review Office for a cybersecurity review before conducting any public offering in a foreign country. On August 17, 2021, the State Council promulgated the Regulations on Protection of Critical Information Infrastructure, which became effective on September 1, 2021. On January 4, 2022, the CAC published the Administrative Provisions on Internet Information Service Algorithm Recommendation on its website, effective on March 1, 2022. On July 7, 2022, the CAC published the Security Assessment Measures for Outbound Data Transfer, which became effective on September 1, 2022. On March 22, 2024, the CAC published the Provisions on Promoting and Regulating Cross-bound Data Flows. On September 24, 2024, the State Council promulgated the Regulation on Network Data Security Management, which came into effect on January 1, 2025. On February 14, 2025, the CAC promulgated the Measures for the Administration of Personal Information Protection Compliance Audits, which became effective on May 1, 2025. On March 21, 2025, the CAC issued the Measures on Safety Management of Facial Recognition Technology Application, effective as of June 1, 2025. On September 11, 2025, the CAC issued the Measures on National Cybersecurity Incident Reporting, which took effect on November 1, 2025. These newly promulgated laws and regulations reflect PRC government further attempts to strengthen the legal protection for the national network security, data security, the security of key information infrastructure and the security of personal information protection. See “Item 4. Information on the Company—4.B. Business Overview—Regulations—Regulations Related to Internet Information Security and Privacy Protection” for details on regulations over data protection and privacy in the PRC.

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

We may be deemed to provide certain services or conduct certain activities and thus be subject to certain licenses, approvals, permits, registrations and filings due to the lack of official interpretations of certain terms under internet related PRC regulations and laws. For example, certain content posted on our mobile apps and/or websites or otherwise posted by us may be deemed as “online performance” or “internet cultural products,” and our use of such content may be regarded as “internet cultural activities,” thus we may be required to obtain an Internet Culture Business Operating License for provision and operation of such content. In addition, since the definition of “online publishing service” is broad and subject to evolving interpretations, the online distribution of content, including our course materials, through our mobile apps, may be regarded as an “online publishing service” and therefore we may be required to obtain an Online Publishing License. In addition, we deliver certain courses in live-streaming format on our mobile apps which the relevant authorities may regard as a live-streaming platform and may thus require us to make necessary filings as a live-streaming platform. We or third parties post information on our mobile apps and websites that may be viewed as news information, and the release of such information on our mobile apps and websites may be deemed as Internet news information services and therefore require us to obtain Internet news information licenses. Furthermore, our mobile apps operating within the PRC are required to complete the record-filing procedure before their operation. In addition, our current service offerings may be deemed to constitute “online education activities” under the Amended Implementation Rules, as a result of which we may be required to obtain a private school operating permit. Nevertheless, we cannot assure you whether the PRC government authorities would issue more explicit interpretation and rules or promulgate new laws and regulations on permits for online learning services. There can be no assurance that we will be able to successfully obtain corresponding permits, approvals or filings in a timely manner or at all. If the government authorities deem printing and providing physical education materials to users as “publication distribution” under Administrative Provisions on the Publications Market, we may be required to obtain the Publication License. Moreover, the Opinions on Educational Apps require all of educational apps to be filed with competent provincial regulatory authorities in spheres of education. Following the release of the Opinions on Educational Apps, we filed our educational apps with relevant government authorities. However, to implement the Alleviating Burden Opinion, the MOE requires all educational apps that have already been filed with the relevant government authorities to be re-filed to make sure such educational apps comply with relevant compliance requirements under the Alleviating Burden Opinion, and we have already completed such re-filing for certain of our educational apps and are also in the process of re-filing certain other educational apps. As of the date of this annual report, we have not been subject to any material fines or other form of material regulatory or administrative penalties or sanctions due to the lack of any licenses, approvals, permits, registrations and filings. However, we cannot assure you that the PRC government authorities will not take a different view or will not require us to obtain any additional licenses, approvals, permits, registrations and filings, including without limitation to those mentioned above, in the future. Furthermore, although we have obtained a Value-Added Telecommunications Business Operating License, also known as the ICP License, that specifically permits us to provide certain internet information services, due to uncertainties with respect to the interpretation of relevant laws and regulations by PRC government authorities, we cannot assure you that our ICP License covers all the telecommunication services we currently provide, and in the event that our ICP License is found not to cover all the telecommunication services we currently provide, we may be required to obtain an additional Value-Added Telecommunications Business Operating License or to update our existing ICP License. On July 10, 2023, the CAC published the Provisional Administrative Measures for Generative Artificial Intelligence Services, or the Generative AI Services Measures, which took effect on August 15, 2023. The Generative AI Services Measures provide, among others, that any providers of generative AI products with public opinion attributes or social mobilization capabilities shall conduct security assessment in accordance with relevant regulations, and complete the filing procedures in accordance with the Administrative Provisions on Internet Information Service Algorithm Recommendation. As the promulgation and implementation of Generative AI Services Measures may be subject to changes, and we cannot assure you that we may complete relevant assessment and filings as required thereunder in a timely manner or at all. Besides, we may develop new business lines or change the operations of certain of our current business among our PRC subsidiaries or VIEs, which may require us to obtain additional licenses, approvals, permits, registrations and filings while there can be no assurance that we are able to successfully obtain such licenses, approvals, permits, registrations and filings in a timely manner or at all. Failures to obtain or update such license, approvals, permits, registrations, assessment or filings may subject us to fines and other regulatory, civil or criminal liabilities, and we may be ordered by the competent government authorities to suspend our services, which will materially and adversely affect our business operation.

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

We have launched products and services in overseas markets, such as Youdao Ads and AI-driven subscription. As we plan to expand our operations in additional emerging markets and regions, we may have to adapt our business models to the local market due to various legal requirements and market conditions. Our international operations and expansion efforts have resulted and may continue to result in increased costs and are subject to a variety of risks, including increased competition, uncertain enforcement of our intellectual property rights, changes and evolutions in overseas market conditions and user preferences, the complexity of compliance with foreign laws and regulations and political or social unrest or economic instability.

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

Our business operations, particularly our overseas online marketing activities, are subject to heightened compliance risks and operational challenges arising from evolving U.S. regulatory restrictions on data access and transfers. On February 28, 2024, the U.S. government issued Executive Order 14117 (EO 14117), which aims to prevent access to U.S. bulk sensitive personal data and government-related data by “countries of concern,” including China. The U.S. Department of Justice issued a comprehensive final rule implementing EO 14117, titled Preventing Access to Americans’ Bulk Sensitive Personal Data and United States Government-Related Data by Countries of Concern (the “Final Rule”), which became effective on April 8, 2025. Under the Final Rule, certain data transactions involving “covered persons” or entities with specified ties to China may be prohibited or restricted, including data brokerage activities, vendor agreements, employment agreements, and investment arrangements. Compliance with these requirements is expected to increase our operational costs. Failure to comply with the Final Rule could expose us to significant penalties, including civil fines or criminal sanctions, as well as potential investigations by U.S. authorities.

Furthermore, due to evolving economic, political and regulatory conditions, tax policies, laws and rates across jurisdictions may undergo significant changes that could adversely affect our financial results. In December 2021, the Organisation for Economic Co-operation and Development (OECD) released Pillar Two GloBE Model Rules for a new global minimum tax (commonly referred to as “Pillar Two”), which introduces a 15% minimum effective tax rate for large multinational enterprises. In-scope multinational enterprises are required to compute their Pillar Two effective tax rate for each jurisdiction in which they operate and may be subject to a top-up tax equal to the difference between the calculated effective tax rate and the 15% minimum rate. As of the date of this annual report, various jurisdictions have enacted legislation to implement or partially implement the Pillar Two rules beginning in 2024, 2025 and 2026, with additional jurisdictions to follow in subsequent years, or have announced plans to do so in the future. The OECD issued new administrative guidance on January 5, 2026, with respect to Pillar 2 which modifies key aspects of the framework for countries to enact in their own laws. We have evaluated, and will continue, to assess the impact of these legislative developments in the jurisdictions where we operate. Given that the rules are subject to ongoing changes and clarifications, uncertainties exist regarding the interpretation and implementation of the rules, and there is no guarantee that these legislative developments will not have effect on our financial performance.

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

We have in the past acquired and invested in, and may continue to acquire and invest in, other businesses that we believe will help expand or enhance our existing offerings or achieve our strategic objectives. To the extent we acquire other companies and pay a consideration that exceeds the fair value of identifiable fair value of consideration assets and liabilities that the acquired company possesses, the excess of the purchase price over the fair value of the acquired identifiable assets and the assumed liabilities will be recorded as a goodwill. As of December 31, 2025, our goodwill amounted to RMB109.9 million (US$15.7 million), which was primarily derived from our historical acquisition, and our intangible assets amounted to RMB1.0 million (US$0.1 million). In accordance with U.S. GAAP, goodwill and indefinite-lived intangible assets shall be tested for impairment at least annually. Intangible assets with finite lives shall be tested for impairment if their carrying amounts may not be recoverable. If testing indicates that goodwill or intangible assets are impaired, their carrying amounts will be written down based on fair values. Any impairment losses of our goodwill and other intangible assets could adversely affect our financial position and results of operations. Impairment losses on intangible assets from business combination of RMB56.8 million was recognized in 2021. No impairment charge of goodwill and other intangible assets was recognized in 2023, 2024 or 2025.

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

Our management has concluded that our internal control over financial reporting is effective as of December 31, 2025. See “Item 15. Controls and Procedures—Management’s Annual Report on Internal Control over Financial Reporting.” Our independent registered public accounting firm has issued an attestation report, which has concluded that our internal control over financial reporting is effective as of December 31, 2025. However, there is no assurance that we or our auditor will not identify deficiencies in our internal control over financial reporting that are deemed to be material weaknesses and render our internal control over financial reporting ineffective for any future periods. If we fail to maintain the adequacy of our internal control over financial reporting, as these standards are modified, supplemented or amended from time to time, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404. However, if we fail to maintain effective internal control environment, we could suffer material misstatements in our financial statements and fail to meet our reporting obligations, which could cause investors to lose confidence in our reported financial information. This could in turn limit our access to capital markets, harm our results of operations, and lead to a negative impact on the trading price of our ADSs. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the NYSE, regulatory investigations and civil or criminal sanctions.

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

We account for compensation costs for share-based awards using a fair-value based method and recognize expenses in our consolidated statements of operations in accordance with U.S. GAAP. As of March 31, 2026, options to purchase a total of 1,889,607 ordinary shares and restricted share units representing a total of 727,473 ordinary shares were outstanding under the 2015 Plan, and restricted share units representing a total of 133,890 ordinary shares were outstanding under the 2023 Plan. In addition, we recorded share-based compensation expenses of RMB0.4 million, RMB0.4 million and RMB1.5 million (US$0.2 million), respectively, allocated to us based on awards granted to our employees under NetEase’s incentive plans, in 2023, 2024 and 2025. See “Item 7. Major Shareholders and Related Party Transactions—7.B. Related Party Transactions—Transactions with NetEase and Other Related Parties.”

We believe the granting of share-based awards is of significant importance to our ability to attract and retain key personnel and employees, and we will continue to grant share-based awards in the future. As a result, our expenses associated with share-based compensation may increase. We may also continue to record share-based compensation allocated to us based on awards granted to our employees under NetEase’s incentive plans, which may cause our share-based compensation to increase. Any increase in our share-based compensation may have an adverse effect on our results of operations.

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

NetEase, our controlling shareholder, is a leading internet technology company in China. Our business has benefited significantly from NetEase’s brand name and strong market position and user bases, and we cooperate with NetEase in a number of areas, such as advertising arrangements, user acquisition and IT infrastructure. In addition, we have also received funding support from the NetEase Group. We cannot assure you that we will be able to continue to benefit from our cooperative relationships with NetEase in the future. To the extent that we cannot maintain our relationships with NetEase on terms favorable to us, or at all, we will need to find replacement business partners and services providers, which may not be done in a timely manner and/or on commercially reasonable terms, or at all, and we may lose access to key strategic assets, which could result in material and adverse effects on our business and results of operations.

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

As of March 31, 2026, NetEase, our controlling shareholder beneficially owned 8.9% of our issued and outstanding Class A ordinary shares and 74.3% of our issued and outstanding Class B ordinary shares, representing 67.1% of the total voting power of our total issued and outstanding share capital (excluding 5,334,815 Class A ordinary shares repurchased in the form of ADSs). NetEase’s voting power gives it the power to control certain actions that require shareholder approval under Cayman Islands law, our memorandum and articles of association and NYSE requirements, including authorization of a plan of merger, changes to our memorandum and articles of association and an increase of the authorized share capital.

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

Most of the nominee shareholders of the VIEs are also beneficial owners of the company. Particularly, nominee shareholders of the VIEs are Mr. Feng Zhou, Chief Executive Officer and a shareholder of the company, Mr. Lei Ding, the chief executive officer, director and the largest shareholder of NetEase. Inc., our controlling shareholder, and Mr. Yinghui Wu, the Senior Vice President and a shareholder of the company. The enforceability of the contractual agreements between us, the VIEs and their shareholders depends to a large extent upon whether the VIEs and their shareholders will fulfill these contractual agreements. Their interests in enforcing these contractual agreements may not align with our interests or the interests of our shareholders. If their interest diverges from that of our company and other shareholders, it may potentially increase the risk that they could seek to act contrary to these contractual arrangements. If any of the VIEs or their shareholders fail to perform their respective obligations under the contractual arrangements, we may be limited in our ability to enforce the contractual arrangements that allow us to be considered as the primary beneficiary of the VIEs for accounting purposes, and our ability to consolidate the financial results of the VIEs may be affected. We may have to incur substantial costs and expend additional resources to enforce such arrangements. We may also have to rely on legal remedies under PRC law, including seeking specific performance or injunctive relief, and contractual remedies, which we cannot assure you will be sufficient or effective under PRC law. In addition, if any third parties claim any interest in such shareholders’ equity interests in any of the VIEs, our ability to exercise shareholders’ rights or foreclose the share pledge according to the contractual arrangements may be impaired. If these or other disputes between the shareholders of the VIEs and third parties were to impair the contractual arrangements, our ability to consolidate the financial results of the VIEs would be affected, which would in turn result in a material adverse effect on our business, operations and financial condition. Our contractual arrangements are governed by PRC law and provide for the resolution of disputes through litigation in China. Accordingly, these agreements would be interpreted in accordance with PRC law and any disputes would be resolved in accordance with PRC legal procedures, and these procedures could limit our ability to enforce these contractual arrangements. Meanwhile, there are very few precedents and little formal guidance as to how contractual arrangements in the context of a VIE should be interpreted or enforced under PRC law.

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

Uncertainties with respect to the PRC legal system, including uncertainties regarding the enforcement of laws, and rules and regulations in China that can change quickly with little advance notice, could adversely affect us.

The PRC legal system is a civil law system based on written statutes. Unlike the common law system prior court decisions under the civil law system may be cited for reference but have limited precedential value.

In 1979, the PRC government began to promulgate a comprehensive system of laws and regulations governing economic matters in general. The overall effect of legislation over the past three decades has significantly enhanced the protections afforded to various forms of foreign investments in China. However, China has not developed a fully integrated legal system, and recently enacted laws and regulations may not sufficiently cover all aspects of economic activities in China. In particular, the interpretation and enforcement of these laws and regulations involve uncertainties. Since PRC administrative and court authorities have discretion in interpreting and implementing statutory provisions and contractual terms, it may be difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy. These uncertainties may affect our judgment on the relevance of legal requirements and our ability to enforce our contractual rights or tort claims. In addition, the regulatory uncertainties may be exploited through unmerited or frivolous legal actions or threats in attempts to extract payments or benefits from us.

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

Furthermore, the PRC legal system is based in part on government policies and internal rules, some of which are not published on a timely basis or at all. As a result, we may not be aware of our violation of any of these policies and rules until sometime after the violation. In addition, any administrative and court proceedings in China may be protracted, resulting in substantial costs and diversion of resources and management attention.

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

The PRC government has recently indicated an intent to exert more oversight over overseas offerings by and/or foreign investments in China-based issuers like us. For example, on February 17, 2023, the CSRC released the Overseas Listing Trial Measures and five supporting guidelines, which came into effect on March 31, 2023. Pursuant to the Overseas Listing Trial Measures, domestic companies that seek to offer or list securities overseas, both directly and indirectly, should fulfill the filing procedure and report relevant information to the CSRC. In addition, domestic companies that have been listed on a foreign stock exchange prior to the effective date of the Overseas Listing Trial Measures are required to file with the CSRC within three working days after such domestic company completes a subsequent security offering on the foreign stock exchange on which its securities have been listed. Since the Overseas Listing Trial Measures was newly promulgated, its interpretation, application and enforcement remain unclear. If the filing procedure with the CSRC under the Overseas Listing Trial Measures is required for any future offerings, listing or any other capital raising activities by us, it is uncertain whether we could complete the filing procedure in a timely manner, or at all.

In addition, on December 28, 2021, the CAC published the Revised Cybersecurity Review Measures, which became effective on February 15, 2022. The Revised Cybersecurity Review Measures provide that a critical information infrastructure operator purchasing network products and services, and platform operators carrying out data processing activities, which affect or may affect national security, shall apply for cybersecurity review and that a platform operator with more than one million users’ personal information aiming to list abroad must apply for cybersecurity review. There are uncertainties as to the interpretation, application, and enforcement of the Revised Cybersecurity Review Measures and whether to conduct a security offering or maintain our listing status on the NYSE will be subject to the cybersecurity review procedures.

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

We are a Cayman Islands company and currently conduct substantially all business operations in China through our subsidiaries incorporated in the PRC and the contractual arrangements among our PRC subsidiaries and the VIEs. Substantially all of our and the VIEs’ assets are outside of the United States. In addition, most of our senior executive officers reside outside of the United States for a significant portion of the time and most are not United States nationals. We do not have any material operations or assets in the United States. There are also uncertainties regarding the status of the rights of the Youdao, Inc., our Cayman Islands holding company, with respect to our contractual arrangements with the VIEs, our founders and shareholders. As a result, it may be difficult for our shareholders to effect service of process upon us or those persons inside China, including Hong Kong. In addition, neither China nor Hong Kong has treaties providing for the reciprocal recognition and enforcement of judgments of courts with the Cayman Islands and many other countries and regions. Therefore, recognition and enforcement outside the United States of judgments obtained in a U.S. court in relation to any matter not subject to a binding arbitration provision may be difficult or impossible.

In the absence of mutual and practical cooperation mechanisms, it is generally difficult for any country to provide the necessary information for regulatory investigations or lawsuits initiated overseas. Cross-border shareholder claims or regulatory investigation generally are difficult to pursue and enforce as a matter of law or practicality in China. For example, in China, there are legal requirements to obtaining information needed for shareholder investigations or litigation outside China or otherwise with respect to foreign entities. Although the local authorities in China may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, such regulatory cooperation with the securities regulatory authorities in the Unities States have not been efficient in the absence of mutual and practical cooperation mechanism. No organization or individual may provide the documents and materials relating to securities business activities to overseas parties arbitrarily without the consent of the competent securities regulatory authority in China according to the PRC Securities Law. See also “—Risks Related to Our Class A Ordinary Shares and Our ADSs—You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law.”

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

The PRC government imposes control on the convertibility of the Renminbi into foreign currencies and, in certain cases, the remittance of currency out of China. We receive substantially all of our revenues in Renminbi. Under our current corporate structure, our Cayman Islands holding company primarily relies on dividend payments from our PRC subsidiaries to fund any cash and financing requirements we may have. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval of SAFE by complying with certain procedural requirements. Specifically, under the existing exchange restrictions, without prior approval of SAFE, cash generated from the operations of our PRC subsidiaries in China may be used to pay dividends to our company. However, approval from or registration with appropriate government authorities is required where Renminbi is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. As a result, we need to obtain SAFE approval to use cash generated from the operations of our PRC subsidiaries and the VIEs to pay off their respective debt in a currency other than Renminbi owed to entities outside China, or to make other capital expenditure payments outside China in a currency other than Renminbi. The PRC government may in the future restrict access to foreign currencies for current account transactions. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, we may not be able to pay dividends in foreign currencies to our shareholders, including holders of the ADSs.

Certain PRC regulations may make it more difficult for us to pursue growth through acquisitions.

Among other things, the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, adopted by six PRC regulatory agencies in 2006 and amended in 2009, established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time-consuming and complex. Such regulation requires, among other things, that the MOFCOM be notified in advance of any change-of-control transaction in which a foreign investor acquires control of a PRC domestic enterprise or a foreign company with substantial PRC operations, if certain thresholds under the Provisions on Thresholds for Prior Notification of Concentrations of Undertakings, issued by the State Council in 2008 and lastly amended in 2024, are triggered. Moreover, the Anti-Monopoly Law promulgated by the SCNPC which became effective in 2008 and was last amended on June 24, 2022 requires that transactions which are deemed concentrations and involve parties with specified turnover thresholds must be cleared by the MOFCOM before they can be completed. On February 7, 2021, the Anti-Monopoly Commission of the State Council promulgated the Anti-Monopoly Guidelines for the Internet Platform Economy Sector that aims at specifying some of the circumstances under which an activity of internet platforms may be identified as monopolistic act as well as clarifying that concentration of undertakings involving VIE structure shall be subject to anti-monopoly review. In addition, PRC national security review rules which became effective in September 2011 require acquisitions by foreign investors of PRC companies engaged in military related or certain other industries that are crucial to national security be subject to security review before consummation of any such acquisition. Further, the Measures for the Security Review of Foreign Investments promulgated by the NDRC and MOFCOM which became effective from January 2021 requires that security review by relevant governmental authorities shall be conducted in accordance with the provisions of the Measures for foreign investments that affect or may affect national security. We may pursue potential strategic acquisitions that are complementary to our business and operations. Complying with the requirements of these regulations to complete such transactions could be time-consuming, and any required approval processes, including obtaining approval or clearance from the MOFCOM, may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share.

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

Sales of substantial amounts of ADSs in the public market, or the perception that these sales could occur, could adversely affect the market price of the ADSs and could materially impair our ability to raise capital through equity offerings in the future. As of March 31, 2026, we had 32,646,271 Class A ordinary shares (excluding 5,334,815 Class A ordinary shares repurchased in the form of ADSs) and 87,988,360 Class B ordinary shares outstanding. The ADSs representing our Class A ordinary shares sold in our initial public offering are freely transferable by persons other than our “affiliates” without restriction or further registration under the Securities Act. The remaining ordinary shares outstanding will be available for sale, subject to volume and other restrictions as applicable under Rules 144 and 701 under the Securities Act. We cannot predict what effect, if any, market sales of securities held by our significant shareholders or any other shareholder or the availability of these securities for future sale will have on the market price of the ADSs.

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

Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records (other than the memorandum and articles of association, the register of mortgages and charges, any special resolution passed by the shareholders and a list of the names of the current directors upon a payment made to the Cayman Registrar) or to obtain copies of lists of shareholders of these companies. Our directors have discretion under our MAA to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

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

NetEase, Dr. Zhou and certain individual minority shareholders who are our employees collectively beneficially owned all of our issued and outstanding Class B ordinary shares as of the date of this annual report. As of March 31, 2026, these Class B ordinary shares constituted approximately 72.9% of our total issued and outstanding share capital and 89.0% of the aggregate voting power of our total issued and outstanding share capital (excluding 5,334,815 Class A ordinary shares repurchased in the form of ADSs). In particular, Class B ordinary shares owned by NetEase constituted approximately 54.2% of our total issued and outstanding share capital and 66.1% of the aggregate voting power of our total issued and outstanding share capital as of March 31, 2026 (excluding 5,334,815 Class A ordinary shares repurchased in the form of ADSs).

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

Based on the composition of our income and assets and the estimated value of our assets, including goodwill and other intangible assets, which is based on the price of the ADSs, we believe that we were not a PFIC for our 2025 taxable year. However, our PFIC status for any taxable year will depend on the composition of our income and assets and the value of our assets from time to time (which may be determined, in large part, by reference to the market price of the ADSs, which has been volatile). Because we hold a substantial amount of cash and financial investments, fluctuations in the market price of our ADSs could cause us to become a PFIC for the current or any future taxable year if the value of our assets (including goodwill and other intangible assets) is determined by reference to our market capitalization. Moreover, it is not entirely clear how the contractual arrangements between us and the VIEs will be treated for purposes of the PFIC rules, and we may be or become a PFIC if the VIEs are not treated as owned by us for these purposes. In addition, the extent to which our goodwill should be characterized as an active asset is not entirely clear. Furthermore, our PFIC status for any taxable year is an annual determination that could be made only after the end of that year. For these reasons, and because the composition of our income and assets may change over time, there can be no assurance that we were not, or will not be, a PFIC for any taxable year. If we are a PFIC for any taxable year during which a U.S. taxpayer holds ADSs or Class A ordinary shares, the U.S. taxpayer generally will be subject to adverse U.S. federal income tax consequences, including increased tax liability on disposition gains and “excess distributions” and additional reporting requirements. See “Item 10. Additional Information—10.E. Taxation—Material U.S. Federal Income Tax Considerations—Passive Foreign Investment Company Rules.”

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

In 2022, we introduced a number of new intelligent learning devices, primarily including Youdao Dictionary Pen X5, which is equipped with the first dictionary pen smart operation system.

In 2023, leveraging the rapid advancement of generative AI technologies, we developed our own LLM, Confucius, and unveiled a suite of AI-driven tools underpinned by Confucius’s capabilities since 2023, including Hi Echo, an AI-driven digital human language coach providing personalized oral English speaking practice and real-time feedback, enabled through Confucius, and Mr. P AI Tutor, a conversation-based tool designed to extend the application of Confucius to real-time and multi-modality learning features across major subjects for students.

In 2024, we leveraged our powerful LLM capabilities to upgrade Youdao Lingshi with more personalized features and introduced a number of new intelligent learning products, such as Youdao Dictionary Pen X7, Youdao Dictionary Pen X7 Pro and Youdao Dictionary Pen A7 Pro.

In 2025, we advanced our AI-native strategy by expanding our Confucius LLM portfolio and embedding it across our learning services, online marketing services and smart devices, launching new AI offerings such as Scholar AI, the AI Ad Placement Optimizer and Youdao iMagicBox, and expanding our smart device portfolio with the launch of brand-new tutoring pens Youdao SpaceOne and Youdao Space X.

AI-Native Strategy

有道 youdao

Youdao Premium Courses

Youdao Lingshi

Youdao Dictionary

Youdao Desktop Translation

Hi Echo

全科答疑

Mr. P AI Tutor

AI

有道智选
网易品质推广

youdao Ads

Youdao iMagicBox

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

	As of December 31, 2024
	Youdao, Inc.	Other subsidiaries	Primary beneficiaries of VIEs	VIEs and their subsidiaries	Eliminations	Total
	(RMB in thousands)
Cash and cash equivalents	9,892	83,402	242,421	257,006	—	592,721
Restricted cash	—	808	93	2,666	—	3,567
Short-term investments	—	—	—	63,064	—	63,064
Accounts receivable, net	—	193,406	43,962	181,276	—	418,644
Amounts due from NetEase Group	—	7,940	4,876	66,884	—	79,700
Amounts due from Youdao Group Companies(1)	2,745,919	154,649	1,796,917	1,190,394	(5,887,879)	—
Other assets	27	219,400	123,061	314,211	—	656,699
Total assets	2,755,838	659,605	2,211,330	2,075,501	(5,887,879)	1,814,395
Contract liabilities	—	40,396	64,625	856,003	—	961,024
Amounts due to NetEase Group	2,414	2,140	13,484	3,959	—	21,997
Amounts due to Youdao Group Companies(1)	7,125	1,041,093	4,069,581	770,080	(5,887,879)	—
Short-term loan from NetEase Group	—	—	878,000	—	—	878,000
Long-term loans from NetEase Group	496,000	—	417,000	—	—	913,000
Deficit/(Investment) in subsidiaries and VIEs(2)	4,387,757	3,673,106	(124,120)	—	(7,936,743)	—
Other liabilities	2,500	301,093	497,242	328,851	—	1,129,686
Total liabilities	4,895,796	5,057,828	5,815,812	1,958,893	(13,824,622)	3,903,707
Youdao’s shareholders’ (deficit)/equity(2)	(2,139,958)	(4,387,757)	(3,604,482)	55,496	7,936,743	(2,139,958)
Noncontrolling interests	—	(10,466)	—	61,112	—	50,646
Total shareholders’ (deficit)/equity	(2,139,958)	(4,398,223)	(3,604,482)	116,608	7,936,743	(2,089,312)
Total liabilities and shareholders’ (deficit)/equity	2,755,838	659,605	2,211,330	2,075,501	(5,887,879)	1,814,395

	As of December 31, 2025
	Youdao, Inc.	Other subsidiaries	Primary beneficiaries of VIEs	VIEs and their subsidiaries	Eliminations	Total
	(RMB in thousands)
Cash and cash equivalents	4,542	136,393	38,752	260,044	—	439,731
Restricted cash	—	305	281	1,404	—	1,990
Short-term investments	—	—	—	298,290	—	298,290
Accounts receivable, net	—	172,429	63,379	145,435	—	381,243
Amounts due from NetEase Group	—	220,338	7,611	93,410	—	321,359
Amounts due from Youdao Group Companies(1)	2,689,676	135,406	1,342,311	369,620	(4,537,013)	—
Other assets	69	164,682	108,167	259,514	—	532,432
Total assets	2,694,287	829,553	1,560,501	1,427,717	(4,537,013)	1,975,045
Contract liabilities	—	44,930	54,322	748,455	—	847,707
Amounts due to NetEase Group	2,182	5,928	11,356	3,352	—	22,818
Amounts due to Youdao Group Companies(1)	—	1,253,944	3,164,893	118,176	(4,537,013)	—
Short-term loan from NetEase Group	—	—	878,000	—	—	878,000
Long-term loans from NetEase Group	509,588	—	417,000	—	—	926,588
Deficit/(Investment) in subsidiaries and VIEs(2)	4,152,680	3,415,219	(122,460)	—	(7,445,439)	—
Other liabilities	3,895	271,969	503,624	454,541	—	1,234,029
Total liabilities	4,668,345	4,991,990	4,906,735	1,324,524	(11,982,452)	3,909,142
Youdao’s shareholders’ (deficit)/equity(2)	(1,974,058)	(4,152,680)	(3,346,234)	53,475	7,445,439	(1,974,058)
Noncontrolling interests	—	(9,757)	—	49,718	—	39,961
Total shareholders’ (deficit)/equity	(1,974,058)	(4,162,437)	(3,346,234)	103,193	7,445,439	(1,934,097)
Total liabilities and shareholders’ (deficit)/equity	2,694,287	829,553	1,560,501	1,427,717	(4,537,013)	1,975,045

	For the Year Ended December 31, 2023
	Youdao, Inc.	Other subsidiaries	Primary beneficiaries of VIEs	VIEs and their subsidiaries	Eliminations	Total
	(RMB in thousands)
Net revenues:
Third-party net revenues	—	1,052,123	205,027	4,132,058	—	5,389,208
Intra-Group net revenues related to technical consulting and related services(3)	—	—	2,881,029	—	(2,881,029)	—
Other intra-Group net revenues(4)	—	427,601	189,772	16,871	(634,244)	—
Total net revenues	—	1,479,724	3,275,828	4,148,929	(3,515,273)	5,389,208
Cost and expenses:
Third-party cost and expenses	(8,970)	(1,637,356)	(3,048,984)	(1,160,224)	—	(5,855,534)
Intra-Group cost and expenses related to technical consulting and related services(3)	—	—	—	(2,881,029)	2,881,029	—
Other intra-Group cost and expenses(4)	—	(131,472)	(439,158)	(63,614)	634,244	—
Total cost and expenses	(8,970)	(1,768,828)	(3,488,142)	(4,104,867)	3,515,273	(5,855,534)
(Loss)/Income from operations	(8,970)	(289,104)	(212,314)	44,062	—	(466,326)
Share of (loss)/income of subsidiaries and VIEs(2)	(504,965)	(179,866)	38,623	—	646,208	—
Net (loss)/income attributable to ordinary shareholders of the company	(549,935)	(504,965)	(175,175)	33,932	646,208	(549,935)

	For the Year Ended December 31, 2024
	Youdao, Inc.	Other subsidiaries	Primary beneficiaries of VIEs	VIEs and their subsidiaries	Eliminations	Total
	(RMB in thousands)
Net revenues:
Third-party net revenues	—	1,345,381	172,823	4,107,715	—	5,625,919
Intra-Group net revenues related to technical consulting and related services(3)	—	—	2,626,436	—	(2,626,436)	—
Other intra-Group net revenues(4)	—	379,346	203,024	19,909	(602,279)	—
Total net revenues	—	1,724,727	3,002,283	4,127,624	(3,228,715)	5,625,919
Cost and expenses:
Third-party cost and expenses	(7,075)	(1,752,214)	(2,290,822)	(1,426,987)	—	(5,477,098)
Intra-Group cost and expenses related to technical consulting and related services(3)	—	—	—	(2,626,436)	2,626,436	—
Other intra-Group cost and expenses(4)	—	(135,352)	(384,334)	(82,593)	602,279	—
Total cost and expenses	(7,075)	(1,887,566)	(2,675,156)	(4,136,016)	3,228,715	(5,477,098)
(Loss)/Income from operations	(7,075)	(162,839)	327,127	(8,392)	—	148,821
Share of income of subsidiaries and VIEs(2)	123,840	320,580	1,840	—	(446,260)	—
Net income attributable to ordinary shareholders of the company	82,213	123,840	321,708	712	(446,260)	82,213

	For the Year Ended December 31, 2025
	Youdao, Inc.	Other subsidiaries	Primary beneficiaries of VIEs	VIEs and their subsidiaries	Eliminations	Total
	(RMB in thousands)
Net revenues:
Third-party net revenues	—	1,785,600	184,220	3,939,199	—	5,909,019
Intra-Group net revenues related to technical consulting and related services(3)	—	—	2,218,508	—	(2,218,508)	—
Other intra-Group net revenues(4)	—	348,235	197,658	11,188	(557,081)	—
Total net revenues	—	2,133,835	2,600,386	3,950,387	(2,775,589)	5,909,019
Cost and expenses:
Third-party cost and expenses	(9,270)	(2,027,136)	(2,004,930)	(1,646,374)	—	(5,687,710)
Intra-Group cost and expenses related to technical consulting and related services(3)	—	—	—	(2,218,508)	2,218,508	—
Other intra-Group cost and expenses(4)	—	(152,404)	(340,111)	(64,566)	557,081	—
Total cost and expenses	(9,270)	(2,179,540)	(2,345,041)	(3,929,448)	2,775,589	(5,687,710)
(Loss)/Income from operations	(9,270)	(45,705)	255,345	20,939	—	221,309
Share of income of subsidiaries and VIEs(2)	143,764	239,121	1,365	—	(384,250)	—
Net income/(loss) attributable to ordinary shareholders of the company	107,346	143,764	243,301	(2,815)	(384,250)	107,346

	For the Year Ended December 31, 2023
	Youdao, Inc.	Other subsidiaries	Primary beneficiaries of VIEs	VIEs and their subsidiaries	Eliminations	Total
	(RMB in thousands)
Cash flows from operating activities:
Net cash (used in)/provided by transactions with third parties	(43,508)	(815,161)	(2,922,369)	3,342,893	—	(438,145)
Net cash provided by/(used in) transactions with intra-Group companies related to technical consulting and related services	—	—	3,287,474	(3,287,474)	—	—
Net cash (used in)/provided by other transactions with intra-Group companies	(6,761)	498,924	(444,799)	(47,364)	—	—
Net cash (used in)/provided by operating activities	(50,269)	(316,237)	(79,694)	8,055	—	(438,145)
Cash flows from investing activities:
Net cash (used in)/provided by transactions with third parties	—	(19,615)	198,176	(52,988)	—	125,573
Capital injection to VIE(2)	—	—	(5,000)	—	5,000	—
Loans made to intra-Group companies(5)	—	—	(361,000)	—	361,000	—
Loans repaid by intra-Group companies(5)	41,309	—	3,500	—	(44,809)	—
Net cash provided by/(used in) investing activities	41,309	(19,615)	(164,324)	(52,988)	321,191	125,573
Cash flows from financing activities:
Net cash used in transactions with third parties	(18,942)	—	—	—	—	(18,942)
Capital contribution to VIE(2)	—	—	—	5,000	(5,000)	—
Loans received from intra-Group companies(5)	—	361,000	—	—	(361,000)	—
Loans repaid to intra-Group companies(5)	—	(44,809)	—	—	44,809	—
Net cash (used in)/provided by financing activities	(18,942)	316,191	—	5,000	(321,191)	(18,942)

	For the Year Ended December 31, 2024
	Youdao, Inc.	Other subsidiaries	Primary beneficiaries of VIEs	VIEs and their subsidiaries	Eliminations	Total
	(RMB in thousands)
Cash flows from operating activities:
Net cash (used in)/provided by transactions with third parties	(43,886)	(717,179)	(2,534,079)	3,227,232	—	(67,912)
Net cash provided by/(used in) transactions with intra-Group companies related to technical consulting and related services	—	—	3,091,212	(3,091,212)	—	—
Net cash provided by/(used in) other transactions with intra-Group companies	7,462	593,578	(517,568)	(83,472)	—	—
Net cash (used in)/provided by operating activities	(36,424)	(123,601)	39,565	52,548	—	(67,912)
Cash flows from investing activities:
Net cash (used in)/provided by transactions with third parties	—	(20,216)	(3,169)	9,800	—	(13,585)
Capital injection to VIE(2)	—	—	(1,000)	—	1,000	—
Loans made to intra-Group companies(5)	(8,860)	—	(206,000)	—	214,860	—
Loans repaid by intra-Group companies(5)	241,041	—	—	—	(241,041)	—
Net cash provided by/(used in) investing activities	232,181	(20,216)	(210,169)	9,800	(25,181)	(13,585)
Cash flows from financing activities:
Net cash (used in)/provided by transactions with third parties	(188,488)	—	417,000	—	—	228,512
Capital contribution to VIE(2)	—	—	—	1,000	(1,000)	—
Loans received from intra-Group companies(5)	—	214,860	—	—	(214,860)	—
Loans repaid to intra-Group companies(5)	—	(27,003)	(214,038)	—	241,041	—
Net cash (used in)/provided by financing activities	(188,488)	187,857	202,962	1,000	25,181	228,512

	For the Year Ended December 31, 2025
	Youdao, Inc.	Other subsidiaries	Primary beneficiaries of VIEs	VIEs and their subsidiaries	Eliminations	Total
	(RMB in thousands)
Cash flows from operating activities:
Net cash (used in)/provided by transactions with third parties	(33,431)	(485,149)	(1,506,377)	2,080,143	—	55,186
Net cash provided by/(used in) transactions with intra-Group companies related to technical consulting and related services	—	—	1,769,043	(1,769,043)	—	—
Net cash provided by/(used in) other transactions with intra-Group companies	—	351,275	(278,106)	(73,169)	—	—
Net cash (used in)/provided by operating activities	(33,431)	(133,874)	(15,440)	237,931	—	55,186
Cash flows from investing activities:
Net cash used in transactions with third parties	—	(1,810)	(15,402)	(236,151)	—	(253,363)
Capital reduction of subsidiaries(2)	—	—	4,500	—	(4,500)	—
Loans made to intra-Group companies(5)	(158,060)	—	(1,030,600)	—	1,188,660	—
Loans repaid by intra-Group companies(5)	140,273	—	933,132	—	(1,073,405)	—
Net cash (used in)/provided by investing activities	(17,787)	(1,810)	(108,370)	(236,151)	110,755	(253,363)
Cash flows from financing activities:
Net cash provided by/(used in) transactions with third parties	46,019	—	(381)	—	—	45,638
Capital reduction of subsidiaries(2)	—	(4,500)	—	—	4,500	—
Loans received from intra-Group companies(5)	—	1,188,660	—	—	(1,188,660)	—
Loans repaid to intra-Group companies(5)	—	(994,154)	(79,251)	—	1,073,405	—
Net cash provided by/(used in) financing activities	46,019	190,006	(79,632)	—	(110,755)	45,638

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
(5)
It represents the elimination of intra-Group loans among Youdao, Inc., other subsidiaries, primary beneficiaries of the VIEs, and the VIEs and their subsidiaries.

4.B. Business Overview

What is Youdao

Youdao makes learning happen.

Since its inception, Youdao has developed and used technologies to provide learning applications, content, devices and solutions to users of all ages.

Youdao is strategically positioned as an AI solutions provider specializing in learning and advertising. Youdao pursues an AI-native strategy focused on developing vertical LLMs for learning and marketing, deploying AI agents in key learning and advertising workflows and integrating these capabilities across our products and services.

Today, for tens of millions of people, Youdao is the go-to destination for looking up a word, translating a foreign language, taking courses, or serving as a premium platform for advertising. Through technology, we enrich the lives of people of all ages every day, guiding them on their journey of pursuing knowledge and sharing ideas.

What Youdao Offers

Youdao was founded in 2006 as part of NetEase, a leading internet technology company in China, dedicated to providing online services centered around content, community, communication and commerce. In 2007, we launched our flagship Youdao Dictionary, which is China’s leading language app. Youdao Dictionary had 39.1 million average MAUs in 2025. Youdao is strategically positioned as an AI solutions provider specializing in learning and advertising.

The early success of Youdao Dictionary has enabled us to attract a massive user base, build a strong brand, and expand into a broad range of products and services addressing people’s lifelong learning needs:

Youdao's Products

有道 youdao

AI for Learning

AI

AI for Advertising

Online learning

- Youdao Lingshi
- Youdao Premium Courses
- Youdao iCode
- China University MOOC
- NetEase Cloud Classroom

AI-driven Subscription

- Youdao Dictionary
- Youdao Desktop Translation
- Hi Echo
- Mr. P AI Tutor
- U-Dictionary
- iRecord
- LecMate
- iArch
- Baby Genius
- One Translate Translator
- Youdao AI Podcast Assitant
- Youdao Anydub

Smart Devices

- Youdao Dictionary Pen
- Youdao Tutoring Pen
- Youdao Listening Pod

Online Marketing Services

- 有道智选 网易品质推广 — Youdao Smart Ads Platform
- youdao Ads — Youdao Ads
- Youdao iMagicBox — Youdao iMagicBox

•
Online learning—primarily include (1) digital content services, which provide interactive learning features, primarily including Youdao Lingshi, (2) STEAM courses (operated mainly through Youdao Premium Courses), mainly consisting of Youdao iCode, and (3) adult courses, mainly including China University MOOC. We use our extensive experience and know-how from the current course offerings to train instructors and teaching assistants and inform our course development, which help us attract and retain students. We integrate our core technologies into the learning and teaching process to create an engaging, interactive and customized learning experience across our online learning.
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
•
Online marketing services—the generation and provision of different formats of advertisement, mainly including performance-based advertising services that are facilitated by AI technologies and global marketing and promotion services.
•
Smart devices—primarily include Youdao Dictionary Pen and Youdao Tutoring Pen. Our approach to such devices is a seamless integration of AI algorithms and data processing into hardware devices that supplement our AI-driven subscription services and learning services. Our smart devices allow us to further enhance users’ learning experience and efficiency.

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

Our Technologies

Our leadership in technology is built by our smart, creative, diverse and dedicated team. We had a team of 581 R&D and related personnel as of December 31, 2025, whose expertise spans a broad range of disciplines, from natural language processing and computer vision, to automatic speech recognition, machine learning and data mining. We have also founded Youdao AI Lab, our innovation center, to drive technology, enhance innovation and nurture aspiring engineers and entrepreneurs to propel our long-term growth.

Over the years, we have developed the following core technologies to deliver an effective and enjoyable learning experience to our users across our comprehensive suite of products and services. With the application of advanced AI and LLM-driven technologies, we have implemented efficient and high-quality offline and online models in the following core technologies:

•
Large language model (LLM). In 2025, we reached a significant technological milestone with the launch of Confucius LLM 3.0, which specifically addresses historical challenges in mathematical reasoning, balancing accuracy and inference latency by applying a reinforcement learning paradigm with innovative strategies such as Targeted Entropy Regularization, Recent Sample Recovery and Policy-Specific Hardness Weighting. This latest iteration achieves a 98% accuracy rate in K12 mathematics with a smaller parameter footprint and delivers a fourfold increase in inference speed compared to third-party models, complementing the 2025 introduction of Confucius-o1, a lightweight reasoning model that advances step-by-step reasoning with cutting-edge technology. These proprietary advancements build upon the robust foundation laid in 2024 by Confucius LLM 2.0 and its suite of AI-driven services—including the conversation-based Mr. P AI Tutor, the upgraded digital human Hi Echo, and the QAnything RAG platform—to provide students with personalized, subject-specific analysis and instructions. Today, the advanced capabilities of the Confucius ecosystem are seamlessly integrated into our learning services, such as Youdao Lingshi and Youdao Desktop Translation, as well as flagship smart hardware like the Hi Echo feature in Youdao Dictionary Pens.
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
•
AI-driven subscription, primarily including Youdao Dictionary and other dictionary and translation tools, as well as AI-based learning tools powered by our Confucius LLM, such as Hi Echo, Mr. P AI Tutor and Scholar AI;
•
Online marketing services, mainly including performance-based advertising services and global marketing and promotion services; and
•
Smart devices, primarily including Youdao Dictionary Pen and Youdao Tutoring Pen.

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

Digital Content Services

Digital content services with interactive learning features primarily includes Youdao Lingshi. For example, within Youdao Lingshi, we customize learning tracks for students based on their diverse and ever-evolving learning needs, providing them with learning performance assessment, personalized exercise banks and quizzes, customized learning planning and counselling service to enhance their learning performance. Youdao Lingshi also adopts small-size class format to improve students’ learning experience and efficiency.

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

In 2024, we upgraded Youdao Lingshi with a tiered teaching approach and small class experiences tailored to individual learning needs and capabilities. In addition, our pre-recorded video tutorials break down complex topics into manageable segments to help students achieve better learning results. Furthermore, we also offer college admission consultation services for students, which were upgraded to AI-based College Admission Adviser in 2024, offering more timely and personalized support.

In 2025, we enhanced Youdao Lingshi’s college planning solutions to deliver a more personalized, differentiated experience. Leveraging on Confucius, we upgraded our AI-based College Admission Adviser into an integrated planning platform with improved school recommendations and admission analytics. We also introduced the AI Essay Grading feature, designed in line with exam grading standards to provide comprehensive, personalized evaluations with tailored feedback reports.

STEAM Courses

Our current STEAM courses primarily include computer coding courses that place a strong emphasis on informatics programming and has undergone continuous iterations to enhance its effectiveness. We have transitioned from a large-class format to smaller, more focused sessions, ensuring a more personalized and engaging learning experience for students.

Adult Courses

Our adult courses primarily include China University MOOC, which offered over 12,000 courses as of December 31, 2025, making it the leading MOOC platform in China. The China University MOOC courses are either pre-recorded or live-streamed.

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

Superior translation results. Youdao Dictionary translates words, sentences or even paragraphs as one speaks, types, writes or takes a picture. We believe Youdao Dictionary delivers best-in-class accuracy and translation quality, powered by our proprietary Confucius LLM, which continually learns how to deliver more accurate and natural-sounding translation from a massive web and user database.

Rich user-centric functions. Youdao Dictionary offers a variety of tools and functions to enhance user experience, including:

•
Instant camera translation, which allows users to use their camera to near-instantly translate text from image across over 100 languages, supported by our advanced OCR technologies.
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

Currently, Youdao Dictionary is accessed mostly through our Youdao Dictionary mobile app that incorporates the full range of our online dictionary and translation services, although users can access the online dictionary functions and the translation functions through respective websites. Youdao Dictionary offers some functions free of charge, with the option for users to pay subscription fees for additional privileges, features and content, typically AI-powered functions. In 2024, Youdao Dictionary launched AI translation and AI-powered simultaneous interpretation to further meet the demand of users. In 2025, we launched Youdao Dictionary 11 with an enhanced AI-native experience and upgraded AI simultaneous interpretation capabilities.

AI-based Learning Tools

In 2023, we launched Confucius, our own LLM. Confucius is China’s first LLM specifically for the education sector. Confucius quickly distinguished itself by driving a suite of AI-powered educational products and services. In 2023, we successfully completed the filing of Confucius with the Cyberspace Administration of China, a move that underlines regulatory confidence in our technological expertise and responsible innovation. Powered by Confucius LLM, we introduced AI-based learning tools primarily including Hi Echo and Mr. P AI Tutor.

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

Scholar AI. In 2025, we launched Scholar AI, an integrated AI-powered plagiarism detection and writing refinement application to support students and scholars in research paper writing. In addition, we also recently entered into an official partnership with Turnitin, the global leader in academic and research integrity.

As part of our continued innovation, we recently launched and open-sourced LobsterAI, a 24/7 all-scenario personal assistant agent, and introduced Youdao Baoku, a new agentic AI knowledge base product designed for deep research and learning scenarios.

Other AI-driven Subscription

Other AI-driven subscription primarily include (i) Youdao Desktop Translation, a leading desktop dictionary tool primarily for Chinese users; (ii) U-Dictionary, an online dictionary and translation app offered in overseas market; (iii) iRecord, an audio transcription tool based on LLM capabilities; (iv) LectMate, a simultaneous interpretation software for study-abroad lecture scenarios; (v) iArch, an AI home design software; (vi) Baby Genius, an AI baby generator; and (vii) One Translate Translator, a translation tool for travelers; (viii) AI Podcast Assistant, an audio synthesis platform that instantly converts text documents into studio-quality podcasts; and (ix) Youdao Anydub, an AI audio and video translation tool to automate multilingual content production.

Online Marketing Services

We offer online marketing services through the provision of different formats of advertisement, including but not limited to banners, text links, videos, logos, buttons and rich media. Our online marketing services mainly include performance-based advertising services, which are facilitated by AI technologies, and global marketing and promotion services. Since 2024, we have strengthened collaboration with NetEase in online marketing services, which further solidifies our advertising client base in gaming and other industries.

Performance-based Advertising Services

Our domestic online marketing services focus on performance-based advertising. Our performance-based advertising services provide comprehensive advertising services which feature in AI-based data mining and application. In 2024, leveraging our advanced AI technology and enhanced data infrastructure, we upgraded our Real-Time API (RTA) technology capabilities, which broadened our client base and expanded the range of application. In 2025, we launched the AI Ad Placement Optimizer, an end-to-end AI-powered solution supporting demand analysis, strategy formulation, data analytics and iterative optimization, and introduced a second-generation version integrating automated creative production to further improve advertising efficiency.

In addition, leveraging our advancements in AI, we have developed an advanced advertising LLM designed for versatile applications across various marketing scenarios in 2024. This powerful model enhances content generation by creating high-quality, engaging, and brand-aligned messaging tailored to target audiences. It also optimizes advertisement placement by analyzing user behavior, preferences, and market trends to ensure advertisement reach the right audience at the right time. Building on these model capabilities, in 2025 we launched Youdao iMagicBox, an AI-powered creative suite that automatically generates high-quality advertisement assets, helping advertisers scale content creation more efficiently.

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

In 2025, we established an official partnership with Google, providing access to premium advertising inventory and optimization tools, and enabling more impactful international campaigns.

Smart Devices

We develop and offer smart devices to make learning more productive and efficient for our users. In most cases, our smart devices are developed and designed by us or in collaboration with third parties, while the manufacturing of such devices is outsourced to third-party manufacturers under original equipment manufacturer agreements.

Youdao Dictionary Pen

In 2018, we launched Youdao Dictionary Pen, a sleek, modern electronic translation pen with powerful Chinese/English translation capabilities. Powered by our industry-leading NMT and OCR technologies, users can simply scan the words using Youdao Dictionary Pen, and its screen will instantly display the translations and definitions of the words without connecting to the internet.

We launched Youdao Dictionary Pen X6 Pro and Youdao Dictionary Pen S6 in 2023. Youdao Dictionary Pen X6 Pro, our flagship product, is equipped with applications of AI grammar instruction and digital human language coach, Hi Echo, powered by our Confucius LLM.

We launched Youdao Dictionary Pen X7 in 2024 and Youdao Dictionary Pen A7 Pro in 2025. Youdao Dictionary Pen X7 features Hi Echo and Mr. P AI Tutor, our proprietary AI-powered applications, and addresses a broad spectrum of educational needs, including word lookup, essay refinement, language learning, and grammar instruction. Youdao Dictionary Pen A7 Pro enables the instant scan and translation.

Youdao Tutoring Pen

In 2025, we launched Youdao SpaceOne, our first large-screen tutoring pen that integrates Confucius with the DeepSeek reasoning model, providing in-depth analytical reasoning together with image recognition, photo-to-speech conversion and voice dictation to support complex problem-solving. In addition, we launched Youdao Space X, which features precise scanning of long-form and multi-graphic questions, AI-powered video explanations and an AI-based mistake ledger to help students review and consolidate knowledge more efficiently.

Global Opportunities

We see massive opportunities in expanding in overseas markets. Leveraging our experience in growing and monetizing a large user base in China, we are well positioned to address the burgeoning, unmet demand for online marketing services and AI-driven subscription in overseas markets.

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

We also engage in offline marketing and branding to supplement our overall sales and marketing strategies. In 2025, we showcased our proprietary Confucius LLM at the World AI Conference, presenting an AI application matrix covering scenarios such as household tutoring, smart education and global expansion.

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

As of March 31, 2026, we have registered approximately 706 patents with the PRC State Intellectual Property Administration, 548 trademarks with the PRC State Intellectual Property Administration, 381 copy rights with the PRC State Copyright Bureau, and 207 domain names, which include the registrations of our core trademarks (“Youdao” and “有道”) and the domain names of our main operating websites.

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

License	Entity Holding the License	Type of the Entity	Regulatory Authority
Internet Information Service Algorithm Filing for Confucius	Youdao Computer	VIE	Beijing Municipal Office of the Cyberspace Administration

Generative AI Services Filing for Confucius	Youdao Computer	VIE	Beijing Municipal Office of the Cyberspace Administration, Beijing Municipal Public Security Bureau

ICP License	Youdao Computer	VIE	Beijing Communications Administration

ICP License	Linjiedian Education	VIE	Zhejiang Communications Administration

ICP License	Youdao Guangzhou Computer	VIE	Guangdong Communications Administration

Publication Operation Permit (for retail and wholesale)	Youdao Information	WFOE	Beijing Municipal Bureau of Press and Publication

Publication Operation Permit (for retail)	Youdao Hangzhou	WFOE	Hangzhou Binjiang District Press and Publication Bureau

Publication Operation Permit (for retail)	Youdao Computer	VIE	Beijing Haidian District Press and Publication Bureau

Publication Operation Permit (for wholesale)	Youdao Computer	VIE	Beijing Municipal Bureau of Press and Publication

Publication Operation Permit (for retail and wholesale)	Linjiedian Education	VIE	Zhejiang Municipal Bureau of Press and Publication

Publication Operation Permit (for wholesale)	Youdao Guangzhou Computer	VIE	Guangzhou Municipal Bureau of Press and Publication

Permit for Production and Operation of Radio and TV Program	Youdao Computer	VIE	Beijing Municipal Radio and Television Bureau

Permit for Production and Operation of Radio and TV Program	Linjiedian Education	VIE	Zhengjiang Provincial Department of Culture Radio Television and Tourism

Commercial Performance License	Youdao Computer	VIE	Beijing Municipal Bureau of Culture and Tourism

Commercial Performance License	Youdao Hangzhou	WFOE	Hangzhou Municipal Bureau of Culture, Radio, TV and Tourism

Travel Agency License	Youdao Lebo (Beijing) Tourism Services Co., Ltd.	Subsidiary of VIE	Beijing Municipal Bureau of Culture and Tourism

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

On September 25, 2000, the State Council issued the Administrative Measures on Internet Information Services, or ICP Measures, and last amended on December 6, 2024, and effective on January 20, 2025, set forth more specific rules on the provision of internet information services. According to ICP Measures, any company that engages in the provision of commercial internet information services shall obtain a subcategory VATS License for Internet Information Services, or ICP License, from the relevant government authorities before providing any commercial internet information services within the PRC. Pursuant to the above-mentioned regulations, “commercial internet information services” generally refer to the provision of specific information content, online advertising, web page construction and other online application services through internet for profit-making purposes. According to the ICP Measures, internet information service providers shall not produce, duplicate, publish or disseminate the following information which: (i) is against the fundamental principles set out in the PRC Constitution; (ii) endangers national security, divulges state secrets, subverts state power, or undermines national unity; (iii) damages the state’s honor or interests; (iv) incites ethnic hatred and ethnic discrimination or undermines inter-ethnic unity; (v) undermines the PRC’s religious policy, or advocates religious cults or feudal superstition; (vi) disseminates rumors to disrupt social order and undermine social stability; (vii) disseminates obscenity or pornography, advocates gambling, violence, murder and terrorism, or instigates others to commit crimes; (viii) humiliates or defames other persons or infringes the legitimate rights and interests of the others; or (ix) is otherwise prohibited by laws and administrative regulations.

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

On April 8, 2024, the MIIT issued the Circular on Pilot Work of Expanding the Opening Up of Value-Added Telecommunications Services, pursuant to which, the foreign ownership limits on several services, including (i) Internet Data Center, (ii) Content Delivery Networks, (iii) Internet Access Services, (iv) online data processing and transaction, (v) information publishing platform and delivery services (except Internet news and information, online publishing, online audiovisual, Internet culture business), and (vi) information protection and processing services in designated pilot areas, are eliminated. However, this Circular are newly promulgated, there are substantial uncertainties as to its interpretation, application and enforcement.

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

The Law for Promoting Private Education and Its Implementing Rules

On December 28, 2002, the SCNPC promulgated the Law for Promoting Private Education, or the Private Education Law, which was last amended on December 29, 2018. Under the amended Private Education Law, sponsors of private schools may choose to establish non-profit or for-profit private schools at their own discretion, and the establishment of the private schools shall be subject to approvals granted by relevant government authorities and registered with relevant registration authorities.

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

On January 3, 2025, the MOE issued the Measures for the Application and Management of the National Platform for Supervision and Service of After-School Training, which became effective on the date of issuance. The Measures clarify that the MOE is responsible for the construction, optimization, operation and maintenance of national platform, and guides all localities to incorporate all training institutions into the full-process supervision of the national platform as required. After-school training institutions shall proactively place all pre-collected fees under supervision, introduce, display and sell relevant courses and services through the national platform, obtain a compliance certificate or code certified by the national platform, access and use relevant data as required, and enjoy corresponding rights and interests in accordance with applicable laws, regulations and policies.

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

Regulations Related to Production and Distribution of Radio and Television Programs

The Administrative Measures on the Production and Operation of Radio and Television Programs, or the Radio and TV Programs Measures, which was most recently amended on June 3, 2025, are applicable for establishing institutions that produce and distribute radio and television programs or for the production of radio and television programs like programs with a special topic, column programs, variety shows, animated cartoons, radio plays and television dramas and for activities like transactions and agency transactions of program copyrights. Pursuant to the Radio and TV Programs Measures, any entity that intends to produce or operate radio or television programs must first obtain the Permit for Production and Operation of Radio and TV Programs from SAPPRFT or its local branches.

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

Pursuant to the PRC Cybersecurity Law, or Cybersecurity Law issued by the SCNPC, “personal information” refers to all kinds of information recorded by electronic or otherwise that can be used to independently identify or be combined with other information to identify individuals’ personal information including but not limited to: individuals’ names, dates of birth, ID numbers, biologically identified personal information, addresses and telephone numbers, etc. The Cybersecurity Law also provides that: (i) to collect and use personal information, network operators shall follow the principles of legitimacy, rightfulness and necessity, disclose rules of data collection and use, clearly express the purposes, means and scope of collecting and using the information, and obtain the consent of the persons whose data is gathered; (ii) network operators shall neither gather personal information unrelated to the services they provide, nor gather or use personal information in violation of the provisions of laws and administrative regulations or the scopes of consent given by the persons whose data is gathered; and shall dispose of personal information they have saved in accordance with the provisions of laws and administrative regulations and agreements reached with users; (iii) network operators shall not divulge, tamper with or damage the personal information they have collected, and shall not provide the personal information to others without the consent of the persons whose data is collected. However, if the information has been processed and cannot be recovered and thus it is impossible to match such information with specific persons, such circumstance is an exception. On October 28,2025, the SCNPC made amendments to the PRC Cybersecurity Law, which became effective on January 1, 2026. The amended PRC Cybersecurity Law refines the penalty standards for different types of cybersecurity violations and significantly raises the fine for certain violation.

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

The SAMR promulgated the Measures for the Supervision and Administration of Online Transactions, which originally became effective on May 1, 2021 and were recently amended on March 18, 2025, with the amended version entering into force on May 1, 2025. The measures require that online transaction operators shall not force customers, whether or not in a disguised manner, to consent to the collection and use of information not directly related to their business activities by means of one-off general authorization, default authorization, bundling with other authorizations, or the suspension of installation and use. Otherwise, such online transaction operator may be subject to fines and consequences under related laws and regulations, including without limitation suspension of business for rectification and revocation of permits and licenses.

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

On October 14, 2025, the CAC and the SAMR jointly promulgated the Measures for Certification of Cross-Border Personal Information Transfer, which took effect on January 1, 2026. According to the Measures, a personal information processor may obtain certification of cross-border personal information transfer only if : (i) it is not a critical information infrastructure operator, and (ii) since January 1 of the current year, it has transferred the personal information (excluding sensitive personal information) of more than 100,000 but less than 1 million individuals, or the sensitive personal information of less than 10,000 individuals (excluding important data). Before applying for certification, personal information processors must fulfill several legal obligations, including: (i) informing individuals about the data transfer; (ii) obtaining separate consent from individuals; and (iii) conducting a personal information protection impact assessment. Personal information processors providing personal information abroad by opting for certification must apply for certification through a professional certification institution authorized to conduct personal information protection audits. Once the application is approved, the professional institution will issue a certificate, valid for three years. The personal information processors may apply for renewal six months before its expiration.

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

On December 26, 2025, eight regulatory authorities including CAC jointly issued the Measures for the Classification of Network Information That May Affect the Physical and Mental Health of Minors, or the Classification Measures, which took effect on March 1, 2026. The Classification Measures categorize network information that may impair minors’ physical and mental health into specified types, clarify relevant identification standards and content labeling obligations, and require providers of online products and services to prominently mark such information with text prompts or universal symbols. The Classification Measures also prohibit any person or entity shall produce, reproduce, publish or disseminate such information in online products and services exclusively targeting minors, or prohibit providers of online products and services to display any information that may affect minor’s physical and mental health in prominent sections such as homepage, top screen, pop-ups, hot search, rankings, recommendations and featured sections. Providers offering algorithmic recommendation or generative AI services shall implement appropriate security management systems and technical measures and shall not deliver such information to minors.

On September 24, 2024, the State Council promulgated the Regulation on Network Data Security Management, which came into effect on January 1, 2025. The regulations provide that, among others, network data processors carry out network data processing activities that affect or may affect national security shall undergo the national security review in accordance with relevant regulations. On February 14, 2025, the CAC promulgated the Measures for the Administration of Personal Information Protection Compliance Audits, or the Personal Information Protection Audits Measures, which became effective on May 1, 2025. The Personal Information Protection Audits Measures require personal information processors that conduct their own compliance audits for personal information protection must ensure that either their internal compliance teams or designated external professional organizations perform periodical audits to assess adherence to applicable laws and administrative regulations governing personal information processing. The regulations provide that a data controller processing personal data of over 10 million individuals to conduct a compliance audit for personal information protection at least once every two years. Moreover, the CAC and other relevant authorities responsible for personal information protection may mandate that personal information processors engage external professional organizations to conduct compliance audits of their personal information processing activities: (i)when significant risks are identified in personal information processing activities that could severely impact individual rights or indicate a serious lack of security measures; (ii)when processing activities may infringe upon the rights of numerous individuals; or (iii) in the event of a personal information security incident that results in the leakage, alteration, loss, or destruction of personal information affecting more than one million individuals, or sensitive personal information affecting over 100,000 individuals. In furtherance of the foregoing, the general office of CAC published the Notice on Reporting Personal Information Protection Compliance Audits Concerning Minors on December 29, 2025, according to which, personal information processors handling minors’ personal information shall submit compliance audit for minors' personal information protection for the previous year by the end of January each year.

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

On September 11, 2025, the CAC issued the Measures on National Cybersecurity Incident Reporting, or the Measures, which took effect on November 1, 2025. The Measures establish a comprehensive framework for the classification, reporting, and management of cybersecurity incidents within the PRC by all the network operators (including owners, administrators and network service providers). Upon discovering or becoming aware of a cybersecurity incident, a network operator must assess its severity according to the Cybersecurity Incident Classification Guidelines. For incidents classified as “relatively major” or above, the following reporting procedures apply, which vary based on the operator type and incident criticality: (i) For any incident involving Critical Information Infrastructure (CII), the network operator must report immediately to the competent protection authority and the public security organ, within 1 hour. For major or especially significant incidents, the protection authority must subsequently report to the CAC and the Ministry of Public Security within 30 minutes. (ii) Network operators that are central state organs or their directly affiliated institutions must report to their internal cybersecurity authority within 2 hours. For major or especially significant incidents, that internal authority must then report to the CAC within 1 hour. The CAC will subsequently notify relevant authorities. (iii) Other network operators must report to the provincial-level cybersecurity authority in their locality within 4 hours. For major or especially significant incidents, the provincial authority must then report to the CAC within 1 hour and simultaneously notify relevant authorities at the same level.

On November 22, 2025, the CAC, in conjunction with the Ministry of Public Security, issued Provisions on Personal Information Protection for Large Online Platforms (Draft for Comment) (“Draft Provisions”). The Draft Provisions aim to regulate the personal information processing activities of large online platforms established or operated within China. According to the Draft Provisions, if online platforms meet certain criteria such as: (i) having a massive user base (exceeding 50 million registered users or 10 million monthly active users), (ii) operating complex business types (providing critical network services or managing multiple lines of business), or (iii) possessing and processing data affecting national security, shall be designated as “large online platforms” by the CAC and the Ministry of Public Security. With respect to personal information protection, the Draft Provisions stipulate that network data processors providing services through such large online platforms (“Large Online Platform Service Providers”) shall: (i) appoint a dedicated personal information protection officer from among their senior management; (ii) establish an independent department responsible for personal information protection; and (iii) conduct compliance audits for personal information protection across various scenarios. Although the Draft Provisions have not yet taken effect, large online platform companies are encouraged to proactively enhance their personal information protection obligations in preparation for potential implementation.

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

In addition, the Anti-Unfair Competition Law promulgated by the SCNPC, last amended on June 27, 2025 and took into effect on October 15, 2025, requires that business operators shall not make false or misleading commercial promotion for the performance, functions, quality, sales, user evaluation, accolades, etc., as to defraud or mislead customers. Besides, Anti-Unfair Competition Law prohibits business operators from abusing platform rules, directly or indirectly instruct others to carry out false transactions, false evaluations or malicious refunds against other business operators, thereby infringing upon the legitimate rights and interests of other business operators and disrupting the market competition order.

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

Regulations Related to Pricing

The PRC Pricing Law, or Pricing Law, is promulgated by the SCNPC on December 29, 1997 and became effective on May 1, 1998. Pursuant to the Pricing Law, an operator is prohibited from using false or misunderstanding pricing methods to trick consumers or other operators into trading with it. Otherwise, such operator may be subject to penalties, including orders to make correction, confiscation of illegal income, fines, orders to cease operation for rectification or revocation of the business licenses.

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

On January 12, 2017, the People’s Bank of China, or PBOC, promulgated the Notice of the People’s Bank of China on Matters concerning the Macro-Prudential Management of Full-Covered Cross-Border Financing, or PBOC Circular 9, which sets forth an upper limit for PRC entities, including FIEs and domestic enterprises, regarding their foreign debts. Pursuant to PBOC Circular 9, PBOC establishes a cross-border financing regulation system based on the capital or net assets of the micro main body under macro-prudential rules, and the legal entities and financial institutions established in PRC including the branches of foreign banks registered in China but excluding government financing vehicles and real estate enterprise may carry out cross-border financing of foreign currency in accordance with relevant regulations of such system. PBOC Circular 9 provides that, among other things, the outstanding amount of the foreign currency for the entities in cross-border financing shall be limited to the Upper Limit of the Risk Weighted Balance of such entity, which shall be calculated according to the formula provided in PBOC Circular 9. PBOC Circular 9 also provides that during the one-year period started from January 11, 2017, foreign-invested enterprises may choose one method to carry out cross-border financing in foreign currency either according to PBOC Circular 9 or according to the Interim Provisions on the Management of Foreign Debts. After the end of such one-year period, the method of foreign-invested enterprises to carry out cross-border financing in foreign currency will be determined by PBOC and SAFE. As of the date of this annual report, neither the PBOC nor SAFE has promulgated and made public any further rules, regulations, notices or circulars in this regard. In addition, according to PBOC Circular 9, a foreign loan must be filed with SAFE through the online filing system of SAFE after the loan agreement is signed and at least three business days prior to the borrower withdraws any amount from such foreign loan.

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

Value-Added Tax

Pursuant to the PRC Value-added Tax Law, which was promulgated by the SCNPC on December 25, 2024 and came into effect on January 1, 2026, Implementing Rules on PRC Value-Added Tax, unless otherwise specified by relevant laws and regulations, any entity or individual engaged in the sales of goods, provision of processing, repairs and replacement services and importation of goods into China is generally required to pay a value-added tax, or VAT, for revenues generated from sales of products, while qualified input VAT paid on taxable purchase can be offset against such output VAT.

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

Regulations Related to M&A and Overseas Listings

The MOFCOM, the State-Owned Assets Supervision and Administration Commission, the STA, the SAIC (currently known as the SAMR), the China Securities Regulatory Commission, or the CSRC, and the SAFE jointly adopted the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules. The M&A Rules require in some instances that the MOFCOM be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise where any of the following situations exist: (i) the transaction involves an important industry in China, (ii) the transaction may affect national economic security, or (iii) the PRC domestic enterprise has a well-known trademark or historical Chinese trade name in China. The M&A Rules, among other things, also require that (i) PRC entities or individuals obtain MOFCOM approval before they establish or control an SPV overseas, provided that they intend to use the SPV to acquire their equity interests in a PRC company at the consideration of newly issued share of the SPV, or Share Swap, and list their equity interests in the PRC company overseas by listing the SPV in an overseas market; (ii) the SPV obtains MOFCOM’s approval before it acquires the equity interests held by the PRC entities or PRC individual in the PRC company by Share Swap; and (iii) the SPV obtains CSRC approval before it lists overseas.

The M&A Rules further requires that the MOFCOM be notified in advance of any change-of-control transaction in which a foreign investor acquires control of a PRC domestic enterprise or a foreign company with substantial PRC operations, if certain thresholds under the Provisions on Thresholds for Prior Notification of Concentrations of Undertakings, issued by the State Council, are triggered. Moreover, the Anti-Monopoly Law promulgated by the SCNPC requires that transactions which are deemed concentrations and involve parties with specified turnover thresholds be cleared by the MOFCOM before they can be completed.

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

Regulations on Anti-Monopoly

The Anti-Monopoly Law promulgated by the SCNPC which became effective on August 1, 2008 and was last amended on June 24, 2022 and the Provisions on the Review of Concentrations of Undertakings promulgated by the SAMR on March 10, 2023, which became effective on April 15, 2023 require that transactions which are deemed concentrations and involve parties with specified turnover thresholds must be cleared by the SAMR before they can be completed. Where the concentrations do not meet the thresholds but there is evidence that the concentrations have or may have the effect of excluding or restricting competition, the SAMR is entitled to require an examination of concentration of undertakings. Where the participation in concentration of undertakings by way of foreign-funded merger and acquisition of domestic enterprises or any other method which involves national security, the examination of concentration of undertakings shall be carried out pursuant to the provisions of this law and examination of national security shall be carried out pursuant to the relevant provisions of the state. Failure to comply with above regulations may result in an order to stop concentration, dispose the shares/assets or transfer the operation within a stipulated period, or adopt other necessary measures to reinstate the pre-concentration status, or fines.

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

(4) Shareholders of Youdao Guangzhou Computer are Feng Zhou, our Chief Executive Officer and director, and Yinghui Wu, our Senior Vice President, each holding 99% and 1%, respectively, of Youdao Guangzhou Computer’s equity interests.

Contractual Arrangements with the VIEs and the VIEs’ Respective Shareholders

Current PRC laws and regulations impose certain restrictions or prohibitions on foreign ownership of companies that engage in value-added telecommunication services and certain other businesses. We are a company registered in the Cayman Islands. Youdao Information and Youdao Hangzhou, our PRC subsidiaries, are considered a foreign-invested enterprise. To comply with the foregoing restrictions imposed by PRC laws and regulations on foreign investments, we conduct a significant portion of our and the VIEs’ businesses in China through the VIEs in the PRC, based on a series of contractual arrangements between us and the VIEs and their respective shareholders. As a result of these contractual arrangements, we are considered the primary beneficiary of the VIEs for accounting purposes, and consolidate their operating results in our financial statements under the U.S. GAAP, to the extent the conditions for consolidation of the VIEs under the U.S. GAAP, to the extent the conditions for consolidation of the VIEs under the U.S. GAAP are satisfied. In 2023, 2024 and 2025, the amount of revenues generated by the VIEs and their subsidiaries accounted for 77.0%, 73.4% and 66.9%, respectively, of our total net revenues. As a result, our ability to pay dividends depends upon dividends paid by our subsidiaries which, in turn, depends on the payment of service fees to our PRC subsidiaries by the VIEs in the PRC pursuant to certain contractual arrangements among our PRC subsidiaries, the VIEs and the VIEs’ shareholders. In 2023, 2024 and 2025, the amount of service fees charged by our PRC subsidiaries to the VIEs was RMB2,881.0 million, RMB2,626.4 million and RMB2,218.5 million (US$317.2 million), respectively.

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

In the opinion of Tian Yuan Law Firm, our PRC legal counsel, save for the uncertainties disclosed in this annual report, the contractual arrangements described below are valid, binding and enforceable under current PRC law. However, our PRC legal counsel has also advised us that there are substantial uncertainties regarding the interpretation and application of current or future PRC laws and regulations. Accordingly, the PRC regulatory authorities may take a view that is contrary to the opinion of our PRC legal counsel. It is uncertain whether any new PRC laws or regulations relating to VIE structure will be adopted or if adopted, how they would affect the VIE structure. We have been further advised by our PRC legal counsel that if the PRC government authorities find that the agreements that establish the structure for operating our value-added telecommunication services and other business do not comply with PRC government restrictions on foreign investment in such businesses, we could be subject to severe penalties including being prohibited from continuing operations. Additionally, these contractual arrangements may not be as effective as equity ownership in providing us with control over the VIEs. If the VIEs or their shareholders fail to perform their respective obligations under such contractual arrangements, we could be limited in our ability to enforce such contractual arrangements in the PRC and may have to incur substantial costs and expend additional resources to enforce such arrangements. We may also have to rely on legal remedies under PRC law, including seeking specific performance or injunctive relief, and claiming damages, which we cannot assure will be effective. Additionally, the ability of our PRC subsidiaries to pay dividends to us is limited by certain PRC legal restrictions on the payment of dividends by PRC companies and foreign exchange control, among others, which prevent us from having unfettered access to our PRC subsidiaries’ and VIEs’ revenues. Our access to the VIEs’ revenues is also limited since we do not have equity ownership in the VIEs and have to rely on the payment of service fees by the VIEs to our PRC subsidiaries. For a more detailed description of the risks related to these contractual arrangements and our corporate structure, please see “Item 3. Key Information—3.D. Risk Factors—Risks Related to Our Corporate Structure” starting from page 42 of this annual report.

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

4.D. Property, Plant and Equipment

Our current principal executive offices are located at No. 399 Wangshang Road, Binjiang District, Hangzhou 310051, China. We lease offices in Hangzhou, Beijing, Shijiazhuang, Zhengzhou, Xi’an and a number of other Chinese cities with an aggregate of approximately 69,000 square meters. These facilities currently accommodate our management headquarters, as well as most of our sales and marketing, R&D, product and service operations, and general and administrative activities.

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

After we disposed of the Academic AST Business, we shifted our focus to tutoring services strategically centered on digital learning contents and STEAM courses. In 2023, 2024 and 2025, our net revenues generated from tutoring services were RMB2,914.1 million, RMB2,384.7 million and RMB2,086.3 million (US$298.3 million), representing approximately 54.1%, 42.4% and 35.3%, respectively, of our total net revenues. We expect tutoring services to continue to represent a major portion of our total net revenues. In addition, to better meet the evolving needs of our customers, we strategically expanded our digital content services while making targeted adjustments to our STEAM courses and adult courses since 2024. As a result, we expect the revenue contribution from our digital content services to increase time over time.

We are actively exploring ways to enhance our smart devices business through technology innovations. As a leader in intelligent learning, we have invested significantly in our smart devices to stay at the forefront of technology. In 2023, 2024 and 2025, our net revenues generated from smart devices were RMB909.2 million, RMB903.7 million and RMB739.6 million (US$105.8 million), representing approximately 16.9%, 16.1% and 12.5%, respectively, of our total net revenues. The future growth of our smart device business will depend on a variety of factors, including but not limited to, our ability to integrate industry-leading technologies with our flagship smart devices and our ability to continuously upgrade our product offerings to adapt to users’ evolving needs.

In 2023, 2024 and 2025, our net revenues generated from online marketing services were RMB1,331.9 million, RMB1,975.0 million and RMB2,538.8 million (US$363.0 million), representing approximately 24.7%, 35.1% and 43.0%, respectively, of our total net revenues. The year over year increase in 2025 was driven by the increased demand for the NetEase group and overseas markets, which was further driven by our continued investments in AI technology. To drive the continued growth of our online marketing business, we expect to tap into additional markets with significant growth potentials, and diversify our customer base to encompass a broader range of vertical industries.

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

	For the Year Ended December 31,
	2023		2024		2025
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Net revenues
Learning services	3,148,114	58.4	2,747,290	48.8	2,630,571	376,167	44.5
Smart devices	909,192	16.9	903,669	16.1	739,644	105,768	12.5
Online marketing services	1,331,902	24.7	1,974,960	35.1	2,538,804	363,044	43.0
Total net revenues	5,389,208	100.0	5,625,919	100.0	5,909,019	844,979	100.0

Learning services. We generate the majority of the net revenues of learning services from our tutoring services. For avoidance of doubt, we define our tutoring services to mainly include our digital learning contents and existing online courses. In 2023, 2024 and 2025, the net revenues generated from tutoring services were RMB2,914.1 million, RMB2,384.7 million and RMB2,086.3 million (US$298.3 million), respectively, accounting for the vast majority of the total net revenues of our learning services.

For the proceeds from the sales of our digital learning contents, they are initially recorded as deferred revenue and are recognized as revenues when the performance obligation is satisfied upon the time of delivery. The tuition fees from the sales of our online courses are initially recorded as deferred revenue and are recognized proportionally over an average of the learning periods of different tutoring courses. The learning period of a course refers to the period during which the course is delivered plus the estimated period following the completion of the course during which the customers view playback of the course recordings. The estimated weighted average duration of learning periods of our online courses was five months for the periods presented in this annual report. As of December 31, 2024 and 2025, we had deferred revenue of RMB638.3 million and RMB593.0 million (US$84.8 million), respectively, from our tutoring services.

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

Smart devices. We generate net revenues from sales of smart devices, which currently mainly include Youdao Dictionary Pen and Youdao Tutoring Pen. In 2023, 2024 and 2025, the net revenues generated from smart devices were RMB909.2 million, RMB903.7 million and RMB739.6 million (US$105.8 million), respectively.

Online marketing services. We generate net revenues of online marketing services through the provision of different formats of advertisement, including but not limited to banners, text links, videos, logos, buttons and rich media. We primarily offer performance-based advertising solutions which mainly charged on a per-click basis, as well as global marketing and promotion services, which typically charged as fixed advertising fees. In 2023, 2024 and 2025, we generated 90.0%, 92.1% and 94.9%, respectively, of the net revenues of our online marketing services from the advertising services mentioned above.

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

	For the Year Ended December 31,
	2023			2024			2025
	RMB	% of total cost of revenues	% of total net revenues	RMB	% of total cost of revenues	% of total net revenues	RMB	US$	% of total cost of revenues	% of total net revenues
	(in thousands, except for percentages)
Cost of revenues
Learning services	1,159,357	44.2	21.5	1,060,177	36.8	18.8	1,046,214	149,607	31.8	17.7
Smart devices	552,810	21.1	10.3	553,620	19.2	9.8	396,456	56,692	12.0	6.7
Online marketing services	909,579	34.7	16.8	1,263,631	44.0	22.5	1,849,521	264,478	56.2	31.3
Total cost of revenues	2,621,746	100.0	48.6	2,877,428	100.0	51.1	3,292,191	470,777	100.0	55.7

Gross profit

We recorded gross profit of RMB2,767.5 million, RMB2,748.5 million and RMB2,616.8 million (US$374.2 million), respectively, in 2023, 2024 and 2025.

In 2023, 2024 and 2025, our overall gross margin was 51.4%, 48.9% and 44.3%, respectively. During the same periods, the gross margin of learning services was 63.2%, 61.4% and 60.2%, respectively, the gross margin of smart devices was 39.2%, 38.7% and 46.4%, respectively, and the gross margin of online marketing services was 31.7%, 36.0% and 27.1%, respectively. With our continued efforts to reduce cost of revenues in learning services, smart devices and online marketing services, we expect that we will be able to optimize our gross profit in each segment.

Operating expenses

The following table sets forth a breakdown of our operating expenses, in absolute amounts and as percentages of total operating expenses and as percentages of the total net revenues, for the periods indicated.

	For the Year Ended December 31,
	2023			2024			2025
	RMB	% of total operating expenses	% of total net revenues	RMB	% of total operating expenses	% of total net revenues	RMB	US$	% of total operating expenses	% of total net revenues
	(in thousands, except for percentages)
Operating expenses
Sales and marketing expenses	2,268,428	70.1	42.2	1,872,586	72.0	33.4	1,684,323	240,855	70.3	28.6
Research and development expenses	743,364	23.0	13.8	539,998	20.8	9.6	514,232	73,535	21.5	8.7
General and administrative expenses	221,996	6.9	4.1	187,086	7.2	3.3	196,964	28,165	8.2	3.3
Total operating expenses	3,233,788	100.0	60.1	2,599,670	100.0	46.3	2,395,519	342,555	100.0	40.6

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

Taxation

We had income tax expense of RMB11.1 million, RMB6.0 million and RMB16.6 million (US$2.4 million) in 2023, 2024 and 2025, respectively. We are subject to various rates of income tax in different jurisdictions. The following summarizes major factors affecting our applicable tax rates in the Cayman Islands, Hong Kong and the PRC.

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

PRC

Our subsidiaries, the VIEs and their subsidiaries, in China are companies incorporated under PRC law and, as such, are subject to PRC enterprise income tax on their taxable income in accordance with the relevant PRC income tax laws. Pursuant to the PRC EIT Law, which became effective on January 1, 2008, a uniform 25% enterprise income tax rate is generally applicable to both foreign-invested enterprises and domestic enterprises, except where a special preferential rate applies. Entities qualifying as High and New Technology Enterprises (“HNTE”) qualify for a preferential tax rate of 15% subject to a requirement that they re-apply for HNTE status every three years. Youdao Information and Beijing Lingshi Ruifeng Education Technology Co., Ltd. were qualified as HNTEs and enjoyed a preferential tax rate of 15% in 2023, 2024 and 2025. Youdao Hangzhou was qualified as an HNTE and enjoyed a preferential tax rate of 15% in 2023 and 2024. As of December 31, 2025, the entities mentioned above were all in accumulative deficit position. The enterprise income tax is calculated based on the entities’ global income as determined under PRC tax laws and accounting standards.

Pursuant to the PRC Value-added Tax Law and corresponding implementation rules on VAT, our major subsidiaries and the VIEs are generally subject to VAT at a rate of 6% for services rendered, 13% for sales of general goods and 9% for sales of electronic publications. We are also subject to a cultural development fee on the provision of advertising services in China with an applicable rate of 3% based on the advertising revenue and subject to a 50% reduction for the period from July 1, 2019 to December 31, 2027.

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

Basis of Presentation

The consolidated financial statements have been prepared in accordance with U.S. GAAP. Significant accounting policies followed in the preparation of the accompanying consolidated financial statements are summarized below.

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

Revenue Recognition

We adopted ASC 606, Revenue from Contracts with Customers (“ASC 606”), for all periods presented. According to ASC 606, revenues from contracts with customers are recognized when control of the promised goods or services is transferred to our customers, in an amount that reflects the consideration we expect to be entitled to in exchange for those goods or services, reduced by estimates for return allowances, promotional discounts, rebates and VAT.

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

The estimated weighted average duration of learning periods for both online live streaming courses and online pre-recorded video courses was five months for the periods presented.

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

Smart devices

We sell smart devices such as Youdao Dictionary Pen and Youdao Tutoring Pen to customers through retailers or distributors. We recognize revenues when control of the goods is transferred to the customer, which generally occurs upon the delivery to the end customers or upon the delivery to distributors.

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

Online marketing services

We derive our online marketing revenues principally from performance-based advertising, wherein we enter into cost-per-click (“CPC”) advertising arrangements with advertisers, under which we recognize revenues based on the number of actions completed resulted from the advertisements, including but not limited to when users click on links. We provide a technology-enhanced advertising solution to advertisers, including advising advertisers to optimize delivery strategies, choose delivery channels and spaces, select key words, etc. These advertising planning services are not distinct and not considered separate performance obligations, but rather part of the advertising performance obligations.

We also provide influencer campaigns marketing services, wherein we enter into contracts with customers and deliver the service by selecting influencers aligned with customers’ requirements, advertisement production and also ensuring the publishment on social media. It is a single performance obligation with fixed charges. Revenue is recognized when the service is delivered.

For the online marketing services with display period, the contracts may consist of multiple performance obligations with a typical term of less than three months, and are typically charged as fixed advertising fee. Each performance obligation generally represents different formats of advertisement, including but not limited to banners, text-links, videos, logos, buttons and rich media. Under arrangements where we have multiple performance obligations, the transaction price is allocated to each performance obligation using the relative stand-alone selling price. We generally determine stand-alone selling prices based on the prices charged to customers. If the performance obligation has not been sold separately, we estimate the stand-alone selling price by taking into consideration the pricing for advertising areas of our platform with similar popularities, advertisements with similar formats, quoted prices from competitors as well as other market conditions. The amount of consideration allocated to each performance obligation is recognized as revenue over the individual advertisement display period, on a straight-line basis, which is usually within three months.

Our online marketing services expand distribution of advertisers’ promotional links and advertisements by leveraging traffic on third parties’ internet properties, including web content, software, and mobile applications. We are the primary obligor to our advertisers in most cases as we are primarily responsible to the customers, bear inventory risk and have the discretion in establishing pricing. Payments made to operators of third-party internet properties are included in the traffic acquisition costs.

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

Application of a goodwill impairment test requires significant management judgment, including the identification of reporting units, assigning assets and liabilities to reporting units, assigning goodwill to reporting units, and determining the fair value of each reporting unit. The judgment in estimating the fair value of reporting units includes estimating future cash flows, determining appropriate discount rates and making other assumptions. Changes in these estimates and assumptions could materially affect the determination of fair value for each reporting unit. Goodwill was allocated to learning services segment. No impairment charge of goodwill was recognized in 2023, 2024 or 2025.

Impairment of long-lived assets

Long-lived assets are evaluated for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will affect the future use of the assets) indicate that the carrying value of an asset may not be fully recoverable or that the useful life is shorter than we had originally estimated. When these events occur, we evaluate the impairment for the long-lived assets by comparing the carrying value of the assets to an estimate of future undiscounted cash flows expected to be generated from the use of the assets and their eventual disposition. If the sum of the expected future undiscounted cash flows is less than the carrying value of the assets, we recognize an impairment loss based on the excess of the carrying value of the assets over the fair value of the assets. No impairment loss on intangible assets was recognized in 2023, 2024 or 2025.

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

We did not grant any option in 2024 or 2025. The fair value of each option granted pursuant to the 2015 Plan in 2023 is estimated on the date of grant using the following assumptions:

For the Year Ended December 31,
2023
Expected volatility	96.30%
Expected dividends yield	0%
Risk-free interest rate	3.42%
Expected term (in years)	6
Fair value of underlying ordinary share (US$)	4.94-7.69

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

Uncertain tax positions

In order to assess uncertain tax positions, we apply a more likely than not threshold and a two-step approach for the tax position measurement and financial statement recognition. Under the two-step approach, the first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not, that the position will be sustained, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount that is more than 50% likely of being realized upon settlement. We recognize interest and penalties, if any, under accrued expenses and other current liabilities on our consolidated balance sheets and under others, net in our consolidated statements of operations and comprehensive (loss)/income. We did not have any significant unrecognized uncertain tax positions as of and for the years ended December 31, 2023, 2024 and 2025, nor did we recognize any related interest and penalties.

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

	For the Year Ended December 31,
	2023		2024		2025
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages, shares and per share/ADS data)
Net revenues	5,389,208	100.0	5,625,919	100.0	5,909,019	844,979	100.0
Cost of revenues(1)	(2,621,746)	(48.6)	(2,877,428)	(51.1)	(3,292,191)	(470,777)	(55.7)
Gross profit	2,767,462	51.4	2,748,491	48.9	2,616,828	374,202	44.3
Operating expenses
Sales and marketing expenses(1)	(2,268,428)	(42.2)	(1,872,586)	(33.4)	(1,684,323)	(240,855)	(28.6)
Research and development expenses(1)	(743,364)	(13.8)	(539,998)	(9.6)	(514,232)	(73,535)	(8.7)
General and administrative expenses(1)	(221,996)	(4.1)	(187,086)	(3.3)	(196,964)	(28,165)	(3.3)
Total operating expenses	(3,233,788)	(60.1)	(2,599,670)	(46.3)	(2,395,519)	(342,555)	(40.6)
(Loss)/Income from operations	(466,326)	(8.7)	148,821	2.6	221,309	31,647	3.7
Interest income	8,348	0.2	3,919	0.1	2,428	347	0.0
Interest expense	(69,472)	(1.3)	(73,090)	(1.3)	(62,972)	(9,005)	(1.1)
Others, net	(11,578)	(0.2)	1,585	0.1	(47,134)	(6,740)	(0.7)
(Loss)/Income before tax	(539,028)	(10.0)	81,235	1.5	113,631	16,249	1.9
Income tax expenses	(11,089)	(0.2)	(6,009)	(0.1)	(16,589)	(2,372)	(0.3)
Net (loss)/income	(550,117)	(10.2)	75,226	1.4	97,042	13,877	1.6
Net loss attributable to noncontrolling interests	182	0.0	6,987	0.1	10,304	1,473	0.2
Net (loss)/income attributable to ordinary shareholders of the company	(549,935)	(10.2)	82,213	1.5	107,346	15,350	1.8

Net (loss)/income per ordinary share/ADS
Basic	(4.53)		0.70		0.91	0.13
Diluted	(4.53)		0.70		0.90	0.13
Weighted average number of ordinary shares/ADSs used in calculating net (loss)/income per ordinary share/ADS
Basic	121,381,857		117,426,938		118,084,439	118,084,439
Diluted	121,381,857		118,173,469		119,851,130	119,851,130

Note:

(1)
The following table sets forth our share-based compensation expenses, including the share-based compensation expenses allocated to us based on awards granted to our employees pursuant to NetEase’s incentive plans. See also “Item 7. Major shareholders and Related Party Transactions—7.B. Related Party Transactions—Transactions with NetEase and Other Related Parties.”

	For the Year Ended December 31,
	2023	2024	2025
	RMB	RMB	RMB	US$
	(in thousands)
Cost of revenues	1,645	2,359	784	112
Sales and marketing expenses	6,071	1,183	3,275	468
Research and development expenses	8,020	8,712	18,763	2,683
General and administrative expenses	15,061	10,342	11,868	1,698
Total	30,797	22,596	34,690	4,961

Year Ended December 31, 2025 Compared to Year Ended December 31, 2024

Net revenues

Our net revenues increased by 5.0% from RMB5,625.9 million in 2024 to RMB5,909.0 million (US$845.0 million) in 2025.

Learning services

Our net revenues generated from learning services decreased by 4.2% from RMB2,747.3 million in 2024 to RMB2,630.6 million (US$376.2 million) in 2025, which was driven by the decrease in revenues from tutoring services and partially offset by the increase in revenue from other learning services.

•
Tutoring services. Our net revenues generated from tutoring services decreased by 12.5% from RMB2,384.7 million in 2024 to RMB2,086.3 million (US$298.3 million) in 2025. In 2025, we continued to take a disciplined, strategic approach to customer acquisition, which places greater emphasis on higher ROI (return on investment) engagements. We believe this strategy has enhanced the overall resilience and operational efficiency of our business.
•
Other learning services. Our net revenues generated from other learning services increased by 50.1% from RMB362.6 million in 2024 to RMB544.3 million (US$77.8 million) in 2025, primarily driven by the sharp increases in the sales of our AI-driven subscription services.

Smart devices

Our net revenues generated from distribution of smart devices decreased by 18.2% from RMB903.7 million in 2024 to RMB739.6 million (US$105.8 million) in 2025, primarily due to the declined demands of smart learning devices in 2025.

Online marketing services

Our net revenues generated from online marketing services increased by 28.5% from RMB1,975.0 million in 2024 to RMB2,538.8 million (US$363.0 million) in 2025, primarily due to the increased demands from the NetEase group and overseas markets, which was driven by our continued investments in AI technology.

Cost of revenues

Our cost of revenues increased by 14.4% from RMB2,877.4 million in 2024 to RMB3,292.2 million (US$470.8 million) in 2025.

Learning services

Our cost of revenues of learning services remained stable from RMB1,060.2 million in 2024 to RMB1,046.2 million (US$149.6 million) in 2025.

Smart devices

Our cost of revenues of smart devices decreased by 28.4% from RMB553.6 million in 2024 to RMB396.5 million (US$56.7 million) in 2025, primarily due to the decrease in the sales of our smart devices in 2025.

Online marketing services

Our cost of revenues of online marketing services increased by 46.4% from RMB1,263.6 million in 2024 to RMB1,849.5 million (US$264.5 million) in 2025, primarily due to the increase in revenues shared to third parties’ internet properties from RMB1,154.5 million in 2024 to RMB1,774.0 million (US$253.7 million) in 2025, which was generally in line with the revenue increase during the same period.

Gross profit & gross margin

The gross margin of learning services remained stable at 60.2% in 2025 compared to 61.4% in 2024. The gross margin for our smart devices increased to 46.4% in 2025 from 38.7% in 2024. The improvement was driven by the higher gross margin arising from the newly launched Youdao Dictionary Pen in 2025. The gross margin of online marketing services declined from 36.0% in 2024 to 27.1% in 2025, primarily due to our strategic expansion of our client base for advertising services. As the collaboration with new clients remains in its nascent stage, the gross margin for these clients holds potential for future improvement.

Our overall gross profit was RMB2,616.8 million (US$374.2 million) in 2025, decreased from RMB2,748.5 million in 2024. Our overall gross margin was 48.9% and 44.3%, respectively, in 2024 and 2025.

Operating expenses

Our total operating expenses decreased by 7.9% from RMB2,599.7 million in 2024 to RMB2,395.5 million (US$342.6 million) in 2025.

Sales and marketing expenses

Our sales and marketing expenses decreased by 10.1% from RMB1,872.6 million in 2024 to RMB1,684.3 million (US$240.9 million) in 2025, which was driven by the decrease in marketing spending from RMB1,106.2 million in 2024 to RMB944.9 million (US$135.1 million) in 2025.

Research and development expenses

Our research and development expenses decreased by 4.8% from RMB540.0 million in 2024 to RMB514.2 million (US$73.5 million) in 2025, which was primarily attributable to the decreased headcount for research and development employees, leading to payroll savings in 2025.

General and administrative expenses

Our general and administrative expenses increased by 5.3% from RMB187.1 million in 2024 to RMB197.0 million (US$28.2 million) in 2025, which was primarily due to an increase in expected credit losses on our accounts receivables in 2025.

Net income

As a result of the foregoing, we had net income of RMB75.2 million and RMB97.0 million (US$13.9 million) in 2024 and 2025, respectively.

Year Ended December 31, 2024 Compared to Year Ended December 31, 2023

See “Item 5. Operating and Financial Review and Prospects—5.A. Operating Results—Year Ended December 31, 2024 Compared to Year Ended December 31, 2023” beginning on page 118 of our Form 20-F for the fiscal year ended December 31, 2024 filed with the SEC on April 15, 2025 (Securities Act File No. 001-39087).

Non-GAAP Financial Measure

We consider and use non-GAAP financial measures, such as non-GAAP net income/(loss) attributable to the company’s ordinary shareholders and non-GAAP basic and diluted income/(loss) per ADS, as supplemental metrics in reviewing and assessing our operating performance and formulating our business plan.

We define non-GAAP net income/(loss) attributable to the company’s ordinary shareholders as net income/(loss) attributable to the company’s ordinary shareholders excluding share-based compensation expenses, impairment of long-term investments, gain from fair value change of long-term investment and adjustment for GAAP to non-GAAP reconciling item for the income/(loss) attributable to noncontrolling interests. Non-GAAP net income/(loss) attributable to the company’s shareholders enables our management to assess our operating results without considering the impact of above-mentioned non-cash charges. We believe that these non-GAAP financial measures provide useful information to investors in understanding and evaluating our current operating performance and prospects in the same manner as management does, if they so choose.

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

The following table sets forth a reconciliation of non-GAAP net (loss)/income attributable to ordinary shareholders of the company to net (loss)/income attributable to ordinary shareholders of the company, the most directly comparable GAAP measure:

	For the Year Ended December 31,
	2023	2024	2025
	RMB	RMB	RMB	US$
	(in thousands)
Net (loss)/income attributable to ordinary shareholders of the company	(549,935)	82,213	107,346	15,350
Add: share-based compensation	30,797	22,596	34,690	4,961
impairment of long-term investments	43,740	—	25,730	3,679
Less: gain from fair value change of long-term investment	—	—	(1,765)	(252)
GAAP to non-GAAP reconciling items for the loss attributable to noncontrolling interests	—	—	(3,877)	(554)
Non-GAAP net (loss)/income attributable to ordinary shareholders of the company	(475,398)	104,809	162,124	23,184
Non-GAAP basic net (loss)/income per share/ADS	(3.92)	0.89	1.37	0.20
Non-GAAP diluted net (loss)/income per share/ADS	(3.92)	0.89	1.35	0.19

Recent Accounting Pronouncements

For detailed discussion on recent accounting pronouncements, see Note 2 to our consolidated financial statements included elsewhere in this annual report.

5.B. Liquidity and Capital Resources

Cash Flows and Working Capital

Our sources of liquidity primarily include cash from our business operations, short-term loan and long-term loans from NetEase Group and the proceeds received from the sale and issuance of our shares. For details of the loans from NetEase Group, see “Item 7. Major Shareholders and Related Party Transactions—7.B. Related Party Transactions.”

We had working capital deficits (being total current liabilities exceeded that of total current assets) of RMB1,460.2 million and RMB1,212.4 million (US$173.4 million) as of December 31, 2024 and 2025, respectively. The NetEase Group has provided financial support for our continuing operations in 2025, and intends to continue to provide financial support for our continuing operations after the date of this annual report according to the support letter issued by the NetEase Group in May 2024. As of December 31, 2025, we had outstanding interest-bearing short-term loan payable to the NetEase Group in the amount of RMB878.0 million (US$125.6 million), which constituted a substantial portion of our current liabilities. The loan is repayable within one year and was used to provide working capital for the daily operations of our business. In April 2021, we entered into a three-year US$300.0 million revolving loan facility agreement with NetEase. In September 2023, we and NetEase entered into an agreement to further extend such revolving loan facility agreement to March 31, 2027. As of the date of this annual report, we and NetEase have both approved an extension of the maturity date of the loan facility, including the loans already drawn under it, to March 31, 2030. As of March 31, 2026, we had outstanding interest-bearing long-term loans payable to the NetEase Group in the amount of US$117.1 million (or equivalent to RMB814.9 million), which was drawn down from the aforementioned facility. Repayment of such loans would materially and adversely affect our liquidity, financial position and cash flows. Besides financial support from NetEase, we will also continue to evaluate and pursue attractive financing opportunities, including issuances of debt or equity securities and obtaining additional credit facilities.

We believe that our existing cash, cash equivalents, restricted cash and short-term investments balance as of December 31, 2025, as well as continuous funding support from our controlling shareholder NetEase, would be sufficient to fund our continuing operating activities, capital expenditures and other obligations for at least the next twelve months.

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

As a holding company with no material operations of our own, we conduct a substantial majority of our operations through our PRC subsidiaries and the VIEs and their subsidiaries in China. We are permitted under PRC laws and regulations to provide funding to our PRC subsidiaries in China through capital contributions or loans, subject to applicable approval registration, filings and reporting procedures with government authorities and limits on the amount of capital contributions and loans. In addition, our subsidiaries in China may provide Renminbi funding to the VIEs only through entrusted loans. See “Item 4. Information on the Company—4.B. Business Overview—Regulations—Regulations Related to Foreign Exchange,” and “Item 3. Key Information—3.D. Risk Factors—Risks Related to Doing Business in China—PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay us from making loans or additional capital contributions to our PRC subsidiaries and to make loans to the VIEs, which could materially and adversely affect our liquidity and our ability to fund and expand our and the VIEs’ business.” The ability of our subsidiaries in China to make dividends or other cash payments to us is subject to various restrictions under PRC laws and regulations. See “Item 3. Key Information—3.D. Risk Factors—Risks Related to Doing Business in China—We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business” and “Item 3. Key Information—3.D. Risk Factors—Risks Related to Doing Business in China—If we are classified as a PRC resident enterprise for PRC enterprise income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders and ADS holders.”

The following table presents our summary consolidated cash flow data in 2023, 2024 and 2025.

	For the Year Ended December 31,
	2023	2024	2025
	RMB	RMB	RMB	US$
	(in thousands)
Net cash (used in)/provided by operating activities	(438,145)	(67,912)	55,186	7,891
Net cash provided by/(used in) investing activities	125,573	(13,585)	(253,363)	(36,230)
Net cash (used in)/provided by financing activities	(18,942)	228,512	45,638	6,526
Effect of exchange rate changes on cash, cash equivalents and restricted cash	1,961	(2,457)	(2,024)	(289)
Net (decrease)/increase in cash, cash equivalents and restricted cash	(329,553)	144,558	(154,563)	(22,102)
Cash, cash equivalents and restricted cash at the beginning of the year	784,484	454,931	599,489	85,726
Cash, cash equivalents and restricted cash at the end of the year	454,931	599,489	444,926	63,624

Operating Activities

Net cash provided by operating activities was RMB55.2 million (US$7.9 million) in 2025. The difference between our net income of RMB97.0 million (US$13.9 million) and the net cash provided by operating activities was due to (i) an increase in amounts due from NetEase Group of RMB244.4 million primarily arising from the increased sales of online marketing services provided to NetEase Group; and (ii) a decrease in contract liabilities (which are mainly composed of deferred revenue relating to the tuition fees received from students for which revenue recognition criteria have not been met) of RMB113.3 million due to the decreased gross billings of tutoring services, partially offset by an increase in accrued liabilities and other payables of RMB98.3 million, which mainly consisted of accrued liabilities for online marketing services and learning services.

Net cash used in operating activities was RMB67.9 million in 2024. The difference between our net income of RMB75.2 million and the net cash used in operating activities was due to (i) decrease in contract liabilities (which are mainly composed of deferred revenue relating to the tuition fees received from students for which revenue recognition criteria have not been met) of RMB91.6 million due to the decreased sales of tutoring services; (ii) an increase in accounts receivable of RMB68.5 million primarily arising from the increased sales of smart devices; (iii) a decrease in amounts due to NetEase Group of RMB60.4 million primarily due to more payables were settled by Youdao in 2024; and (iv) an increase in amounts due from NetEase Group of RMB53.4 million primarily arising from the increased sales of online marketing services provided to NetEase Group, partially offset by an increase in accrued liabilities and other payables of RMB57.2 million, which mainly consisted of accrued liabilities for learning services and accrued marketing expenses and technical service fees.

Net cash used in operating activities was RMB438.1 million in 2023. The difference between our net loss of RMB550.1 million and the net cash used in operating activities was due to (i) decrease in accounts receivable of RMB44.0 million primarily arising from the decreased sales of smart devices, which due to our continuous efforts to streamline marketing channels with low return on investment for smart devices; and (ii) an increase in accrued liabilities and other payables of RMB35.9 million, which mainly consisted of accrued liabilities for online marketing services, resulting from the increase in the sales of performance-based advertisements through third parties’ internet properties, partially offset by the decrease in accounts payable of RMB123.4 million due to decreased purchase of smart devices.

Investing Activities

Net cash used in investing activities in 2025 was RMB253.4 million (US$36.2 million), which was attributable to (i) the purchases of short-term investments of RMB337.0 million, with variable interest rates; and (ii) the purchases of property, equipment and software of RMB25.6 million, partially offset by the proceeds received from maturities of short-term investments of RMB103.2 million.

Net cash used in investing activities in 2024 was RMB13.6 million, which was attributable to (i) the purchases of short-term investments of RMB25.0 million, with variable interest rates; (ii) the payment for long-term investments of RMB19.2 million; and (iii) the purchases of property, equipment and software of RMB11.8 million, partially offset by the proceeds received from maturities of short-term investments of RMB35.0 million.

Net cash provided by investing activities in 2023 was RMB125.6 million, which was attributable to (i) the proceeds received from maturities of short-term investments of RMB270.2 million, partially offset by (i) the purchases of short-term investments of RMB110.0 million with variable interest rates; and (ii) the purchases of property, equipment and software of RMB17.9 million.

Financing Activities

Net cash provided by financing activities for 2025 was RMB45.6 million (US$6.5 million), which was attributable to (i) the long-term loan from the NetEase Group of US$3.5 million (or equivalent to RMB25.2 million); and (ii) the proceeds received from the issuance of ordinary shares granted to our employees pursuant to incentive plans of RMB20.9 million.

Net cash provided by financing activities for 2024 was RMB228.5 million, which was attributable to the long-term loan from the NetEase Group of US$67.1 million (or equivalent to RMB488.0 million), partially offset by (i) repayment of the long-term loan from the NetEase Group of US$30.0 million (or equivalent to RMB214.0 million); and (ii) cash paid for repurchase of Youdao’s ADSs of RMB62.3 million.

Net cash used in financing activities for 2023 was RMB18.9 million, which was attributable to cash paid for repurchase of Youdao’s ADSs of RMB127.5 million, partially offset by the long-term loan from the NetEase Group of US$14.0 million (or equivalent to RMB99.3 million).

Material Cash Requirements

Our material cash requirements as of December 31, 2025 and any subsequent interim period primarily include working capital needs, capital expenditures, repayment of short-term/long-term loans from NetEase, operating lease obligations, purchase commitments and capital commitments.

Our capital expenditures are incurred primarily in connection with purchase of servers, computers and software. Our capital expenditures were RMB17.9 million, RMB11.8 million and RMB25.6 million (US$3.7 million), respectively, in 2023, 2024 and 2025. We intend to fund our future capital expenditures with our existing cash balance.

The following table sets forth the details of our material cash requirements (other than capital expenditure) as of December 31, 2025.

	Payments Due by Period
	Less than One Year	One to Three Years	More than Three Years	Total
	(RMB in thousands)
Repayment of short-term/long-term loans from NetEase(1)	878,000	926,588	—	1,804,588
Operating lease commitments(2)	22,690	10,813	9,170	42,673
Purchase commitments(3)	83,746	1,248	—	84,994
Capital commitments(4)	3,921	—	—	3,921
Total	988,357	938,649	9,170	1,936,176

Notes:

(1)
Consists of short-term loan from NetEase, as well as long-term loans from NetEase drawn down from the US$300.0 million revolving loan facility provided by NetEase with maturity dated March 31, 2027.
(2)
Consist primarily of the commitments under non-cancelable operating lease agreements for our office premises. In 2023, 2024 and 2025, our rental expenses were RMB74.0 million, RMB68.2 million and RMB64.9 million (US$9.3 million), respectively.
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

Other than as discussed above, we did not have any significant capital and other commitments, long-term obligations or guarantees as of December 31, 2025.

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

Holding Company Structure

Youdao, Inc. is a holding company with no material operations of its own. We conduct our operations primarily through our subsidiaries and the VIEs and their subsidiaries in the PRC. In 2023, 2024 and 2025, the amount of revenues generated by the VIEs and their subsidiaries accounted for 77.0%, 73.4% and 66.9%, respectively, of our total net revenues. As a result, our ability to pay dividends depends upon dividends paid by our subsidiaries which, in turn, depends on the payment of the service fees to our PRC subsidiaries by the VIEs in the PRC pursuant to certain contractual arrangements among our PRC subsidiaries, the VIEs and the VIEs’ shareholders. See “Item 4. Information on the Company—4.C. Organizational Structure—Contractual Arrangements with the VIEs and the VIEs’ Respective Shareholders.” In 2023, 2024 and 2025, the amount of service fees charged by our PRC subsidiaries to the VIEs was RMB2,881.0 million, RMB2,626.4 million and RMB2,218.5 million (US$317.2 million), respectively. If our subsidiaries or any newly formed subsidiaries incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us.

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

As an offshore holding company, we are permitted under PRC laws and regulations to provide funding from the proceeds of our offshore fundraising activities to our PRC subsidiaries only through loans or capital contributions, and to the VIEs only through loans, in each case subject to the satisfaction of the applicable government registration and approval requirements. See “Item 3. Key Information—3.D. Risk Factors—Risks Related to Doing Business in China—PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay us from making loans or additional capital contributions to our PRC subsidiaries and to make loans to the VIEs, which could materially and adversely affect our liquidity and our ability to fund and expand our and the VIEs’ business.” As a result, there is uncertainty with respect to our ability to provide prompt financial support to our PRC subsidiaries and the VIEs when needed. Notwithstanding the foregoing, our PRC subsidiaries may use their own retained earnings (rather than Renminbi converted from foreign currency-denominated capital) to provide financial support to the VIEs either through loans from our PRC subsidiaries or direct loans to the VIEs’ nominee shareholders, which would be contributed to the VIEs as capital injections. Such direct loans to the nominee shareholders of the VIEs would be eliminated in our consolidated financial statements against such VIEs’ share capital.

5.C. Research and Development, Patents and Licenses, etc.

We invest heavily in technological innovation—to break through language and cultural boundaries, digitize multimedia content, increase classroom engagement, and personalize the learning process. See “Item 4. Information on the Company—4.B. Business Overview—Our Technologies.”

5.D. Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events in 2025 that are reasonably likely to have a material and adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future results of operations or financial condition.

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

In connection with our periodic reviews of the estimate, the assumptions are evaluated accordingly considering historical customers’ learning behavior and management’s judgment. Updates to these assumptions will impact the average learning period for different courses and the revenue recognized accordingly. If the estimate average learning period for different courses is extended, the revenue will be recognized over a longer period and vice versa. See Note 2 Summary of Significant Accounting Policies in the accompanying notes to consolidated financial statements included in this annual report on Form 20-F, for additional information regarding the revenue recognition of tutoring services.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A. Directors and Senior Management

The following table sets forth the name, age and position of each of our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
William Lei Ding	54	Director
Feng Zhou	48	Director, Chief Executive Officer
Harry Heung Yeung Shum	59	Independent Director
Jimmy Lai	69	Independent Director
Lei Jin	48	President
Yinghui Wu	46	Senior Vice President
Peng Su	46	Senior Vice President
Yongwei Li	46	Vice President

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

Jimmy Lai has served as our director since October 2019. Mr. Lai has served as an independent director of FinVolution Group (NYSE: FINV) since November 2017, an independent director of Zepp Health Corporation (NYSE: ZEPP) since February 2018, an independent director of 51 talk (NYSE: COE) since June 2024 and the chief financial officer of Acepodia Inc. since March 2021. Previously, Mr. Lai served as the chief financial officers of China Online Education Group (NYSE: COE) from 2015 to 2018, Chukong Technologies Corp. from 2013 to 2015, and Gamewave Corporation from 2011 to 2013. Prior to that, Mr. Lai served as the chief financial officer of several public companies listed in the United States and in various finance-related roles in other companies. Mr. Lai received his bachelor’s degree in Statistics from the National Cheng Kung University in Taiwan and his MBA from the University of Texas at Dallas. Mr. Lai is a certified public accountant licensed in the State of Texas.

Lei Jin currently serves as our president. Prior to joining us in 2005, Mr. Jin served as a software engineer at Intel Corporation (Nasdaq: INTC) from 2003 to 2005. Mr. Jin received his bachelor’s degree and master’s degree in computer science from Tsinghua University.

Yinghui Wu currently serves as our senior vice president. Prior to joining us in 2005, Mr. Wu served as a technology manager at Sohu.com Limited (Nasdaq: SOHU) from 2004 to 2005. Mr. Wu received his bachelor’s degree and master’s degree in computer science from Tsinghua University.

Peng Su currently serves as our senior vice president. Prior to joining us, Mr. Su worked at the New York Stock Exchange (China) for over 12 years in various roles, including its representative and later its chief representative. Mr. Su received his master’s degree from North Carolina State University.

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

6.B. Compensation

In 2025, we paid an aggregate of RMB16.5 million (US$2.4 million) in cash compensation to our directors and executive officers. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our directors and executive officers. Our PRC subsidiaries and the VIEs and their subsidiaries are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.

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

Share Incentive Plans

2015 Share Incentive Plan

We adopted an employee share incentive plan, which we refer to as the 2015 Plan, in February 2015, as may be amended, restated and/or supplemented from time to time. The 2015 Plan was amended in April 2018, and further amended in November 2024. The purpose of the 2015 Plan is to promote the success and enhance the value of our company by linking the personal interests of the employees, directors and consultants to those of our shareholders and by providing such individuals with an incentive for outstanding performance to generate superior returns to our shareholders. The maximum aggregate number of ordinary shares we are authorized to issue pursuant to equity awards granted under the 2015 Plan is 10,222,222 shares. As of March 31, 2026, options to purchase a total of 1,889,607 ordinary shares were outstanding under the 2015 Plan, and 1,790,547 of such options had vested and become exercisable. As of the same date, restricted share units representing a total of 727,473 ordinary shares were granted and outstanding under the 2015 Plan, which will be vested by new or existing shares.

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

2023 Share Incentive Plan

We adopted an employee share incentive plan, which we refer to as the 2023 Plan, in April 2023, as may be amended, restated and/or supplemented from time to time. The purpose of the 2023 Plan is to promote the success and enhance the value of our company by linking the personal interests of the employees, directors and consultants to those of our shareholders and by providing such individuals with an incentive for outstanding performance to generate superior returns to our shareholders. The maximum aggregate number of ordinary shares we are authorized to issue pursuant to equity awards granted under the 2023 Plan is 5,668,625 shares. As of March 31, 2026, restricted share units representing a total of 133,890 ordinary shares were granted and outstanding under the 2023 Plan, which will be vested by new or existing shares.

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

The following table summarizes, as of March 31, 2026, the number of ordinary shares underlying outstanding options and restricted share units that we granted to our directors and executive officers:

	Ordinary Shares Underlying Equity Awards Granted	Exercise Price (US$/Share)		Date of Grant	Date of Expiration
William Lei Ding	—	—		—	—
Feng Zhou	—	—		—	—
Harry Heung Yeung Shum				February 25, 2020,	February 25, 2027,
				January 25, 2021	January 25, 2027
	21,198	US$4.0 to US$4.5		and January 18, 2022	and January 18, 2028
	14,552	N/A	(1)	May 30, 2025	N/A	(2)
Jimmy Lai				January 25, 2021	January 25, 2027
	17,198	US$4.5		and January 18, 2022	and January 18, 2028
	14,552	N/A	(1)	May 30, 2025	N/A	(2)
Lei Jin	20,000	US$4.5		January 25, 2021	January 25, 2027
	105,959	N/A	(1)	May 30, 2025	N/A	(2)
Yinghui Wu	20,000	US$4.5		January 25, 2021	January 25, 2027
	8,750	N/A	(1)	May 30, 2025	N/A	(2)
Peng Su				May 30, 2019	May 30, 2027
	270,000	US$3.5 to US$4.5		and January 25, 2021	and January 25, 2027
	8,750	N/A	(1)	May 30, 2025	N/A	(2)
Yongwei Li				May 30, 2019	May 30, 2027
	26,300	US$3.5 to US$4.5		and January 25, 2021	and January 25, 2027
	11,400	N/A	(1)	May 30, 2025	N/A	(2)
All directors and executive officers as a group	538,659

(1)
The restricted share units held by such individual(s) do not have exercise price.
(2)
The restricted share units held by such individual(s) have no expiration dates.

As of March 31, 2026, our employees as a group hold (i) options to purchase 1,889,607 ordinary shares, with exercise prices ranging from US$1.5 per share to US$4.5 per share, with a weighted average of exercise prices of US$3.3 per share, and (ii) restricted share units representing 861,363 ordinary shares.

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

6.D. Employees

We had 3,595 full-time employees as of December 31, 2025, most of which were located in our offices in Beijing, Xi’an, Chengdu, Shijiazhuang, Hefei, Guangzhou, Hangzhou and Nanjing, China. The following table sets forth the breakdowns of our full-time employees by function as of December 31, 2025:

Function	Number of Full-Time Employees	Percentage
Teaching staff(1) and product and service operations	1,921	53.4%
R&D and related	581	16.2%
Sales and marketing	862	24.0%
General and administrative	231	6.4%
Total	3,595	100.0%

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

6.E. Share Ownership

The following table sets forth information concerning the beneficial ownership of our ordinary shares as of March 31, 2026 by:

•
each of our directors and executive officers; and
•
each person known to us to beneficially own more than 5% of our ordinary shares.

We have adopted a dual-class voting structure. The calculations in the table below are based on 120,634,631 ordinary shares issued and outstanding as of March 31, 2026, consisting of 32,646,271 Class A ordinary shares (excluding 5,334,815 Class A ordinary shares repurchased in the form of ADSs) and 87,988,360 Class B ordinary shares.

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

	Ordinary Shares Beneficially Owned as of March 31, 2026
	Class A		Class B
	Ordinary Shares		Ordinary Shares		Total Ordinary Shares		Voting Power
	Number	%	Number	%	Number	%*	%**
Directors and Executive Officers: †
William Lei Ding(1)	2,493,723	7.6	29,751,158	33.8	32,244,881	26.7	30.9
Feng Zhou(2)	—	—	20,341,200	23.1	20,341,200	16.9	20.6
Harry Heung Yeung Shum	67,419	0.2	—	—	67,419	0.1	0.0
Jimmy Lai	67,419	0.2	—	—	67,419	0.1	0.0
Lei Jin(3)	345,566	1.1	620,000	0.7	965,566	0.8	0.7
Yinghui Wu(4)	20,000	0.1	1,640,000	1.9	1,660,000	1.4	1.7
Peng Su	270,000	0.8	—	—	270,000	0.2	0.1
Yongwei Li	26,300	0.1	—	—	26,300	0.0	0.0
All directors and executive officers as a group	3,290,427	10.0	52,352,358	59.5	55,642,785	46.0	54.0
Principal Shareholders:
NetEase, Inc.(5)	2,898,293	8.9	65,387,160	74.3	68,285,453	56.6	67.1
Peng Ke Holdings Inc.(2)	—	—	20,341,200	23.1	20,341,200	16.9	20.6
Orbis(6)	6,771,463	20.7	—	—	6,771,463	5.6	2.3

Notes:

* For each person and group included in this table, percentage ownership is calculated by dividing the number of shares beneficially owned by such person or group by the sum of (i) 120,634,631, being the number of ordinary shares on an as-converted basis issued and outstanding as of March 31, 2026 (excluding 5,334,815 Class A ordinary shares repurchased in the form of ADSs); and (ii) the number of ordinary shares underlying share options held by such person or group that are exercisable or RSUs that will be vested within 60 days after March 31, 2026.

** For each person and group included in this column, percentage of voting power is calculated by dividing the voting power beneficially owned by such person or group by the voting power of all of our ordinary shares as a single class.

† The business address of our directors and executive officers, except William Lei Ding, Harry Heung Yeung Shum, and Jimmy Lai, is No. 399 Wangshang Road, Binjiang District, Hangzhou 310051, People’s Republic of China.

(1)
Represents (i) 1,175,000 ADSs, representing 1,175,000 Class A ordinary shares held of record by Dragon Creation Technology Limited, a company incorporated under the laws of the British Virgin Islands, (ii) 1,318,723 ADSs, representing 1,318,723 Class A ordinary shares held of record by NetEase (of which Mr. Ding is the chief executive officer, a director and the largest shareholder), and (iii) 29,751,158 Class B ordinary shares held of record by NetEase. Dragon Creation Technology Limited is beneficially owned by Mr. Ding through a trust. Mr. Ding is the settlor of the trust and Mr. Ding and his family are the trust’s beneficiaries. In addition, Mr. Ding, through Shining Globe International Limited, beneficially owns approximately 45.5% equity interest in NetEase as of February 28, 2026, and Shining Globe International Limited is the record owner of 1,450,300,000 ordinary shares of NetEase as of February 28, 2026. Shining Globe International Limited is beneficially owned by Mr. Ding through a trust. Mr. Ding is the settlor of the trust and Mr. Ding and his family are the trust’s beneficiaries. The business address of William Lei Ding is c/o Room 802, 8/F, China Life Centre, Tower A, One HarbourGate, No. 18 Hung Luen Road, Kowloon, Hong Kong.
(2)
Represents 20,341,200 Class B ordinary shares held of record by Peng Ke Holdings Inc., a British Virgin Islands company ultimately wholly owned by JTC Private Trust (Cayman) Limited as the trustee of a trust constituted under the laws of the Cayman Islands, with Dr. Zhou as the settlor and the sole beneficiary. The registered address of Peng Ke Holdings Inc. is Kingston Chambers, PO Box 173, Road Town, Tortola, British Virgin Islands. The business address of Dr. Zhou is the same as the address of our principal executive offices.

(3)
Represents (i) 300,000 ADSs, representing 300,000 Class A ordinary shares and 620,000 Class B ordinary shares held of record by JinLei Quark Tech, Inc., a British Virgin Islands company wholly owned by Mr. Jin, (ii) 25,566 ADSs, representing 25,566 Class A ordinary shares, and (iii) 20,000 Class A ordinary shares underlying share options exercisable within 60 days after March 31, 2026. The registered address of JinLei Quark Tech, Inc. is Kingston Chambers, PO Box 173, Road Town, Tortola, Virgin Islands (British). The business address of Mr. Jin is the same as the address of our principal executive offices.
(4)
Represents 1,640,000 Class B ordinary shares held of record by Ice River Tech, Inc., a British Virgin Islands company wholly owned by Mr. Wu, and 20,000 Class A ordinary shares underlying share options exercisable within 60 days after March 31, 2026. The registered address of Ice River Tech, Inc. is Kingston Chambers, PO Box 173, Road Town, Tortola, British Virgin Islands. The business address of Mr. Wu is the same as the address of our principal executive offices.
(5)
The business address of NetEase, Inc., a Cayman Islands company, is Room 802, 8/F, China Life Centre, Tower A, One HarbourGate, No. 18 Hung Luen Road, Kowloon, Hong Kong. NetEase is a reporting company under the Exchange Act and is listed on the NASDAQ Global Select Market and the Main Board of the Hong Kong Stock Exchange.
(6)
Represents 6,771,463 ADSs, representing 6,771,463 Class A ordinary shares beneficially owned by Orbis Investment Management Limited as of February 18, 2026. The business address of Orbis Investment Management Limited is 25 Front Street, Hamilton, HM11, Bermuda.

To our knowledge, as of March 31, 2026, 32,462,271 of our Class A outstanding ordinary shares were held by one record holder in the United States, which is the depositary of our ADS program, representing 26.9% of our total issued and outstanding ordinary shares (excluding 5,334,815 Class A ordinary shares repurchased in the form of ADSs) as of such date. We are not aware of any arrangement that may, at a subsequent date, result in change of control of our company.

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

Please refer to “Item 6. Directors, Senior Management and Employees—6.E. Share Ownership.”

7.B. Related Party Transactions

Transactions with NetEase and Other Related Parties

The table below sets forth our significant related party transactions with entities that control us or are under common control with us, or entities on which we have significant influence for the periods indicated:

	For the Year Ended December 31,
	2023	2024	2025
	RMB	RMB	RMB	US$
	(in thousands)
Services and products provided to NetEase Group
Learning services provided to NetEase Group(1)	22,052	18,453	53,401	7,636
Smart devices provided to NetEase Group(2)	3,016	283	2,115	302
Online marketing services provided to NetEase Group(3)	42,776	163,850	865,401	123,751
Other services provided to NetEase Group(4)	7,084	7,084	6,444	921
Fixed assets provided to NetEase Group(5)	737	638	5,167	739
Services and products purchased from NetEase Group and other related parties
Services purchased from NetEase Group(6)	162,522	121,139	90,272	12,909
Services purchased from other related parties(7)	17,785	10,023	—	—
Fixed assets purchased from NetEase Group(8)	1,037	154	186	27
Loan-related transactions
Interest expenses on loans from NetEase Group(9)	69,472	73,090	62,972	9,005
Drawdown of long-term loans from NetEase Group(10)	99,289	487,971	25,150	3,596
Repayment of long-term loans from NetEase Group(10)	—	214,038	—	—
Equity-related transactions
Share-based compensation under NetEase Plan(11)	416	418	1,515	217

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

The table below sets forth the balances with NetEase Group as of the dates indicated:

	As of December 31,
	2024	2025
	RMB	RMB	US$
	(in thousands)
Amounts due from NetEase Group	79,700	321,359	45,954
Amounts due to NetEase Group	21,997	22,818	3,263
Short-term loan from NetEase Group	878,000	878,000	125,552
Long-term loans from NetEase Group	913,000	926,588	132,500

The amounts due from NetEase Group as of December 31, 2024 and 2025 primarily consisted of amounts unsettled in connection with the services and products provided to NetEase Group, as indicated in the table for the significant related party transactions above. The amounts due to NetEase Group as of December 31, 2024 and 2025 primarily consisted of amounts unsettled in connection with the services and products purchased from NetEase Group, as indicated in the table for the significant related party transactions above.

The short-term loan from NetEase Group as of December 31, 2024 and 2025 consisted of RMB-denominated loan from NetEase Group, which was repayable within one year with interest rates of 2.4% per annum.

The long-term loans from NetEase Group as of December 31, 2024 and 2025 consisted of US$126.1 million and US$132.1 million US-denominated and RMB-denominated loans from NetEase Group, respectively, which were drawn down from the US$300.0 million revolving loan facility with maturity dated March 31, 2027.

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

ITEM 9.THE OFFER AND LISTING

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

ITEM 10.ADDITIONAL INFORMATION

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

Inspection of Books and Records. Holders of our ordinary shares have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records (other than the memorandum and articles of association, the register of mortgages and charges, any special resolution passed by the shareholders and a list of the names of the current directors upon a payment made to the Cayman Registrar). However, we will provide our shareholders with annual audited financial statements.

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

Distributions paid on the ADSs or Class A ordinary shares, other than certain pro rata distributions of ADSs or Class A ordinary shares, will be treated as dividends to the extent paid out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Because we do not maintain calculations of our earnings and profits under U.S. federal income tax principles, it is expected that distributions generally will be reported to U.S. Holders as dividends. Dividends will not be eligible for dividends-received deduction. Subject to applicable limitations, dividends paid by “qualified foreign corporations” to certain non-corporate U.S. investors are taxable at the favorable rates applicable to long-term capital gains. A non-U.S. corporation is treated as a qualified foreign corporation with respect to dividends paid on stock that is readily tradable on a securities market in the United States, such as the NYSE, where the ADSs are listed. The favorable rate does not apply if the non-U.S. corporation is a PFIC (or is treated as a PFIC with respect to the relevant U.S. Holder) for the taxable year in which the dividend is paid or the preceding taxable year. Non-corporate U.S. Holders should consult their tax advisers to determine whether the favorable rate will apply to dividends they receive and whether they are subject to any special rules that limit their ability to be taxed at this favorable rate.

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

Based on the composition of our income and assets and the estimated value of our assets, including goodwill and other intangible assets, which is based on the price of the ADSs, we believe that we were not a PFIC for our 2025 taxable year. However, our PFIC status for any taxable year is an annual determination that will depend on the composition of our income and assets and the value of our assets from time to time (which may be determined, in large part, by reference to the market price of the ADSs, which has been volatile). Because we hold a substantial amount of cash and financial investments, fluctuations in the market price of our ADSs could cause us to become a PFIC for the current or any future taxable year if the value of our assets (including goodwill and other intangible assets) is determined by reference to our market capitalization. Moreover, it is not entirely clear how the contractual arrangements between us and the VIEs will be treated for purposes of the PFIC rules, and we may be or become a PFIC if the VIEs are not treated as owned by us for these purposes. In addition, the extent to which our goodwill should be characterized as an active asset is not entirely clear. Furthermore, the composition of our income and assets may change over time. For these reasons, there can be no assurance that we were not, or will not be, a PFIC for any taxable year.

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

Alternatively, if we are a PFIC and if the ADSs are “regularly traded” on a “qualified exchange,” a U.S. Holder could make a mark-to-market election with respect to the ADSs that will result in tax treatment different from the general tax treatment for PFICs described in the preceding paragraph. The ADSs will be treated as regularly traded for any calendar year in which more than a de minimis quantity of the ADSs are traded on a qualified exchange on at least 15 days during each calendar quarter. The NYSE, on which the ADSs are listed, is a qualified exchange for this purpose. If a U.S. Holder makes a mark-to-market election for any taxable year in which we are a PFIC, the U.S. Holder generally will recognize as ordinary income any excess of the fair market value of the ADSs at the end of the taxable year over their adjusted tax basis, and will recognize an ordinary loss in respect of any excess of the adjusted tax basis of the ADSs over their fair market value at the end of the taxable year (but only to the extent of the net amount of income previously included as a result of the mark-to-market election). If a U.S. Holder makes the election, the U.S. Holder’s tax basis in the ADSs will be adjusted to reflect the income or loss amounts recognized. Any gain recognized on the sale or other disposition of ADSs in a year in which we are a PFIC will be treated as ordinary income, and any loss will be treated as an ordinary loss (but only to the extent of the net amount of income previously included as a result of the mark-to-market election, with any excess treated as capital loss). If a U.S. Holder makes the mark-to-market election, distributions paid on ADSs will be treated as discussed under “—Taxation of Distributions” above. U.S. Holders should consult their tax advisers regarding the availability and advisability of making a mark-to-market election in their particular circumstances. In particular, U.S. Holders should consider carefully the impact of a mark-to-market election with respect to their ADSs given that we may have Lower-tier PFICs for which a mark-to-market election may not be available.

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

Inflation risk

Since our inception, inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index were increases of 0.1% and 0.8% for December 2024 and 2025, respectively, and decrease of 0.3% for December 2023. Although we have not in the past been materially affected by inflation since our inception, we can provide no assurance that we will not be affected in the future by higher rates of inflation in China.

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

Based upon that evaluation, our management has concluded that, as of December 31, 2025, our disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our Chief Executive Officer and vice president of finance, to allow timely decisions regarding required disclosure.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. As required by Rule 13a-15(c) of the Exchange Act, our management conducted an evaluation of our company’s internal control over financial reporting as of December 31, 2025 based on the framework in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management concluded that our internal control over financial reporting was effective as of December 31, 2025.

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

Attestation Report of the Registered Public Accounting Firm

PricewaterhouseCoopers Zhong Tian LLP has audited the effectiveness of our internal control over financial reporting as of December 31, 2025 as stated in its report, which appears on page F-2 of this annual report on Form 20-F.

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

	Year Ended December 31,
	2024	2025
	RMB	RMB
	(in thousands)
Services
Audit Fees(1)	8,080	8,200
Tax Fees(2)	105	105
Total	8,185	8,305

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

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

On November 17, 2022, our board of directors authorized us to adopt a share repurchase program for up to US$20.0 million of our Class A ordinary shares (including in the form of ADSs) during a period of up to 36 months (the “2022 Share Repurchase Program”). On August 23, 2023, our board of directors authorized us to increase the total repurchase amount under the 2022 Share Repurchase Program by an additional US$20.0 million. In November 2025, our board of directors approved an amendment to the 2022 Share Repurchase Program to extend its original expiration date by one year to November 17, 2026. Repurchases under the company’s share repurchase program, if adopted, may be made from time to time on the open market at prevailing market prices, in open-market transactions, privately negotiated transactions or block trades, and/or through other legally permissible means, depending on market conditions and in accordance with the applicable rules and regulations. The timing and conditions of the share repurchases will be subject to various factors including the requirements under Rule 10b-18 and Rule 10b5-1 of the Securities Exchange Act of 1934, as amended. As of March 31, 2026, a total of approximately 7.5 million Class A ordinary shares had been purchased under this program.

None of the ADSs were purchased under the 2022 Share Repurchase Program from April 1, 2025 to March 31, 2026. The approximate dollar value of ADSs that may yet be purchased under the program represented US$6,194,003 as of March 31, 2026.

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

Exhibit Number	Description of Document

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

11.2	Insider Trading Policy (incorporated herein by reference to Exhibit 11.2 to the annual report on Form 20-F (File No. 001-39087), filed with the SEC on April 15, 2025)

12.1*	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	Certification by Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

Exhibit Number	Description of Document

13.2**	Certification by Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Tian Yuan Law Firm

15.2*	Consent of Maples and Calder (Hong Kong) LLP

15.3*	Consent of PricewaterhouseCoopers Zhong Tian LLP, Independent Registered Public Accounting Firm

97.1	Compensation Recoupment Policy of the Registrant (incorporated herein by reference to Exhibit 97.1 to the annual report on Form 20-F (File No. 001-39087), filed with the SEC on April 25, 2024)

101.INS*	Inline XBRL Instance Document—this instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document

101.SCH*	Inline XBRL Taxonomy Extension Schema with Embedded Linkbase Documents

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

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

Date: April 15, 2026

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Youdao, Inc.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of Youdao, Inc. and its subsidiaries (the “Company”) as of December 31, 2025 and 2024, and the related consolidated statements of operations and comprehensive (loss)/income, of changes in shareholders’ deficit and of cash flows for each of the three years in the period ended December 31, 2025, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

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

Estimate of average learning period for different courses of the customers for recognition of tutoring services revenue

As described in Note 2(n) to the consolidated financial statements, the Company recognized RMB2.1 billion of revenues from tutoring services for the year ended December 31, 2025. Revenues of online live streaming courses and online pre-recorded video courses are recognized ratably over the estimated average learning period of the customers. Management considered the average period that customers typically spend on the courses and other learning behavior patterns to arrive at the estimated average learning period for each course. Significant management assumptions applied to the estimated average learning period for different courses of the customers for recognition of tutoring services revenue related to the expected learning time customers will spend on the courses and the expected number of times customers will take the courses based on the historical customers’ learning behavior and the similarities between newly-launched courses and existing courses.

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

April 15, 2026

We have served as the Company’s auditor since 2019.

YOUDAO, INC.

CONSOLIDATED BALANCE SHEETS

(Amounts in thousands, except for share and per share data)

	As of December 31,
	2024	2025	2025
	RMB	RMB	US$
			Note 2(e)
ASSETS
Current assets:
Cash and cash equivalents	592,721	439,731	62,881
Restricted cash	3,567	1,990	285
Short-term investments	63,064	298,290	42,655
Accounts receivable, net	418,644	381,243	54,517
Inventories	174,741	140,776	20,131
Amounts due from NetEase Group	79,700	321,359	45,954
Prepayment and other current assets	154,331	139,117	19,892
Total current assets	1,486,768	1,722,506	246,315
Non-current assets:
Property, equipment and software, net	46,725	44,603	6,378
Operating lease right-of-use assets, net	68,494	46,943	6,713
Long-term investments	72,380	19,811	2,833
Goodwill	109,944	109,944	15,722
Other assets, net	30,084	31,238	4,467
Total non-current assets	327,627	252,539	36,113
Total assets	1,814,395	1,975,045	282,428
LIABILITIES AND SHAREHOLDERS’ DEFICIT
Current liabilities:
Accounts payables (including amounts of the consolidated VIEs without recourse to the primary beneficiaries of RMB45,358 and RMB45,085 as of December 31, 2024 and 2025, respectively)	145,148	110,003	15,730
Payroll payable (including amounts of the consolidated VIEs without recourse to the primary beneficiaries of RMB28,009 and RMB27,824 as of December 31, 2024 and 2025, respectively)	264,520	294,824	42,159
Amounts due to NetEase Group (including amounts of the consolidated VIEs without recourse to the primary beneficiaries of RMB3,959 and RMB3,352 as of December 31, 2024 and 2025, respectively)	21,997	22,818	3,263
Contract liabilities (including amounts of the consolidated VIEs without recourse to the primary beneficiaries of RMB856,003 and RMB748,455 as of December 31, 2024 and 2025, respectively)	961,024	847,707	121,220
Taxes payable (including amounts of the consolidated VIEs without recourse to the primary beneficiaries of RMB16,491 and RMB19,048 as of December 31, 2024 and 2025, respectively)	37,603	43,515	6,223
Accrued liabilities and other payables (including amounts of the consolidated VIEs without recourse to the primary beneficiaries of RMB210,531 and RMB331,137 as of December 31, 2024 and 2025, respectively)	638,660	738,045	105,540
Short-term loan from NetEase Group	878,000	878,000	125,552
Total current liabilities	2,946,952	2,934,912	419,687
Non-current liabilities:
Long-term lease liabilities (including amounts of the consolidated VIEs without recourse to the primary beneficiaries of RMB14,555 and RMB16,320 as of December 31, 2024 and 2025, respectively)	25,566	18,840	2,694
Other non-current liabilities (including amounts of the consolidated VIEs without recourse to the primary beneficiaries of RMB13,907 and RMB15,127 as of December 31, 2024 and 2025, respectively)	18,189	28,802	4,119
Long-term loans from NetEase Group	913,000	926,588	132,500
Total non-current liabilities	956,755	974,230	139,313
Total liabilities	3,903,707	3,909,142	559,000
Commitments and contingencies (Note 18)
Shareholders’ deficit:
Class A ordinary shares (US$0.0001 par value; 200,000,000 shares authorized; 29,255,841 and 30,638,801 shares issued and outstanding as of December 31, 2024 and 2025, respectively)	24	24	3
Class B ordinary shares (US$0.0001 par value; 100,000,000 shares authorized; 88,288,360 and 87,988,360 shares issued and outstanding as of December 31, 2024 and 2025, respectively)	56	56	8
Additional paid-in capital	4,043,781	4,055,956	579,994
Treasury stock (Note 13)	(210,787)	(175,998)	(25,167)
Accumulated deficit	(5,867,042)	(5,761,723)	(823,914)
Accumulated other comprehensive loss	(111,539)	(99,949)	(14,293)
Statutory reserves	5,549	7,576	1,083
Noncontrolling interests	50,646	39,961	5,714
Total shareholders’ deficit	(2,089,312)	(1,934,097)	(276,572)
Total liabilities and shareholders’ deficit	1,814,395	1,975,045	282,428

The accompanying notes are an integral part of the consolidated financial statements.

YOUDAO, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE (LOSS)/INCOME

(Amounts in thousands, except for share and per share data)

	For the year ended December 31,
	2023	2024	2025	2025
	RMB	RMB	RMB	US$
				Note 2(e)
Net revenues: (include transactions with related parties of RMB67,844, RMB182,586 and RMB920,917 for the years ended December 31, 2023, 2024 and 2025, respectively)
Learning services	3,148,114	2,747,290	2,630,571	376,167
Smart devices	909,192	903,669	739,644	105,768
Online marketing services	1,331,902	1,974,960	2,538,804	363,044
Total net revenues	5,389,208	5,625,919	5,909,019	844,979
Cost of revenues: (include transactions with related parties of RMB111,332, RMB86,275 and RMB45,069 for the years ended December 31, 2023, 2024 and 2025, respectively)
Learning services	(1,159,357)	(1,060,177)	(1,046,214)	(149,607)
Smart devices	(552,810)	(553,620)	(396,456)	(56,692)
Online marketing services	(909,579)	(1,263,631)	(1,849,521)	(264,478)
Total cost of revenues	(2,621,746)	(2,877,428)	(3,292,191)	(470,777)
Gross profit	2,767,462	2,748,491	2,616,828	374,202
Operating expenses:
Sales and marketing expenses (include transactions with related parties of RMB15,060, RMB10,411 and RMB18,428 for the years ended December 31, 2023, 2024 and 2025, respectively)	(2,268,428)	(1,872,586)	(1,684,323)	(240,855)
Research and development expenses (include transactions with related parties of RMB44,906, RMB25,380 and RMB19,241 for the years ended December 31, 2023, 2024 and 2025, respectively)	(743,364)	(539,998)	(514,232)	(73,535)
General and administrative expenses (include transactions with related parties of RMB9,009, RMB9,096 and RMB7,534 for the years ended December 31, 2023, 2024 and 2025, respectively)	(221,996)	(187,086)	(196,964)	(28,165)
Total operating expenses	(3,233,788)	(2,599,670)	(2,395,519)	(342,555)
(Loss)/Income from operations	(466,326)	148,821	221,309	31,647
Interest income	8,348	3,919	2,428	347
Interest expense (include interest expense charged by related parties of RMB69,472, RMB73,090 and RMB62,972 for the years ended December 31, 2023, 2024 and 2025, respectively)	(69,472)	(73,090)	(62,972)	(9,005)
Others, net (Note 14)	(11,578)	1,585	(47,134)	(6,740)
(Loss)/Income before tax	(539,028)	81,235	113,631	16,249
Income tax expenses	(11,089)	(6,009)	(16,589)	(2,372)
Net (loss)/income	(550,117)	75,226	97,042	13,877
Net loss attributable to noncontrolling interests	182	6,987	10,304	1,473
Net (loss)/income attributable to ordinary shareholders of the Company	(549,935)	82,213	107,346	15,350
Net (loss)/income	(550,117)	75,226	97,042	13,877
Other comprehensive (loss)/income:
Foreign currency translation adjustment	(8,448)	(10,997)	11,590	1,657
Total other comprehensive (loss)/income	(8,448)	(10,997)	11,590	1,657
Total comprehensive (loss)/income	(558,565)	64,229	108,632	15,534
Comprehensive loss attributable to noncontrolling interests	182	6,987	10,304	1,473
Comprehensive (loss)/income attributable to ordinary shareholders of the Company	(558,383)	71,216	118,936	17,007
Net (loss)/income per ordinary share/ADS
Basic	(4.53)	0.70	0.91	0.13
Diluted	(4.53)	0.70	0.90	0.13
Weighted average number of ordinary shares/ADSs
Basic	121,381,857	117,426,938	118,084,439	118,084,439
Diluted	121,381,857	118,173,469	119,851,130	119,851,130

The accompanying notes are an integral part of the consolidated financial statements.

YOUDAO, INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ DEFICIT

(Amounts in thousands, except for share data)

	Class A ordinary shares		Class B ordinary shares		Additional paid-in capital	Treasury stock		Statutory reserves	Accumulated deficit	Accumulated other comprehensive loss	Noncontrolling interests	Total shareholders’ deficit
	Shares	Amount RMB	Shares	Amount RMB	RMB	Shares	Amount RMB	RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2023	35,621,163	24	88,288,360	56	3,993,026	(1,174,186)	(42,330)	4,649	(5,398,420)	(92,094)	(6,756)	(1,541,845)
Loss for the year	—	—	—	—	—	—	—	—	(549,935)	—	(3,941)	(553,876)
Exercise and vesting of share-based awards	227,327	*	—	—	3,870	128,205	4,652	—	—	—	—	8,522
Repurchase of ADSs (Note 13)	—	—	—	—	—	(4,003,315)	(134,313)	—	—	—	—	(134,313)
Share-based compensation expenses	—	—	—	—	32,527	—	—	—	—	—	—	32,527
Reclassification of redeemable noncontrolling interests	—	—	—	—	—	—	—	—	—	—	30,369	30,369
Foreign currency translation adjustment	—	—	—	—	—	—	—	—	—	(8,448)	—	(8,448)
Appropriation to statutory reserves	—	—	—	—	—	—	—	227	(227)	—	—	—
Balance as of December 31, 2023	35,848,490	24	88,288,360	56	4,029,423	(5,049,296)	(171,991)	4,876	(5,948,582)	(100,542)	19,672	(2,167,064)

* Less than 1.

YOUDAO, INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ DEFICIT (CONTINUED)

(Amounts in thousands, except for share data)

	Class A ordinary shares		Class B ordinary shares		Additional paid-in capital	Treasury stock		Statutory reserves	Accumulated deficit	Accumulated other comprehensive loss	Noncontrolling interests	Total shareholders’ deficit
	Shares	Amount RMB	Shares	Amount RMB	RMB	Shares	Amount RMB	RMB	RMB	RMB	RMB	RMB
Balance as of December 31, 2023	35,848,490	24	88,288,360	56	4,029,423	(5,049,296)	(171,991)	4,876	(5,948,582)	(100,542)	19,672	(2,167,064)
Income/(Loss) for the year	—	—	—	—	—	—	—	—	82,213	—	(2,977)	79,236
Exercise and vesting of share-based awards	—	—	—	—	(8,238)	783,937	25,102	—	—	—	—	16,864
Repurchase of ADSs (Note 13)	—	—	—	—	—	(2,327,290)	(63,898)	—	—	—	—	(63,898)
Share-based compensation expenses	—	—	—	—	22,596	—	—	—	—	—	—	22,596
Reclassification of redeemable noncontrolling interests	—	—	—	—	—	—	—	—	—	—	33,951	33,951
Foreign currency translation adjustment	—	—	—	—	—	—	—	—	—	(10,997)	—	(10,997)
Appropriation to statutory reserves	—	—	—	—	—	—	—	673	(673)	—	—	—
Balance as of December 31, 2024	35,848,490	24	88,288,360	56	4,043,781	(6,592,649)	(210,787)	5,549	(5,867,042)	(111,539)	50,646	(2,089,312)

YOUDAO, INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ DEFICIT (CONTINUED)

(Amounts in thousands, except for share data)

	Class A ordinary shares		Class B ordinary shares		Additional paid-in capital	Treasury stock		Statutory reserves	Accumulated deficit	Accumulated other comprehensive loss	Noncontrolling interests	Total shareholders’ deficit
	Shares	Amount RMB	Shares	Amount RMB	RMB	Shares	Amount RMB	RMB	RMB	RMB	RMB	RMB
Balance as of December 31, 2024	35,848,490	24	88,288,360	56	4,043,781	(6,592,649)	(210,787)	5,549	(5,867,042)	(111,539)	50,646	(2,089,312)
Income/(Loss) for the year	—	—	—	—	—	—	—	—	107,346	—	(10,304)	97,042
Exercise and vesting of share-based awards	—	—	—	—	(13,849)	1,082,960	34,789	—	—	—	—	20,940
Share-based compensation expenses	—	—	—	—	26,024	—	—	—	—	—	—	26,024
Conversion of Class B shares into Class A shares	300,000	*	(300,000)	*	—	—	—	—	—	—	—	—
Purchase of noncontrolling interest	—	—	—	—	—	—	—	—	—	—	(381)	(381)
Foreign currency translation adjustment	—	—	—	—	—	—	—	—	—	11,590	—	11,590
Appropriation to statutory reserves	—	—	—	—	—	—	—	2,027	(2,027)	—	—	—
Balance as of December 31, 2025	36,148,490	24	87,988,360	56	4,055,956	(5,509,689)	(175,998)	7,576	(5,761,723)	(99,949)	39,961	(1,934,097)

* Less than 1.

The accompanying notes are an integral part of the consolidated financial statements.

YOUDAO, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands)

	For the year ended December 31,
	2023	2024	2025	2025
	RMB	RMB	RMB	US$
				Note 2(e)
Cash flows from operating activities:
Net (loss)/income	(550,117)	75,226	97,042	13,877
Depreciation and amortization	29,641	28,952	23,407	3,347
Share-based compensation (Note 15)	30,797	22,596	34,690	4,961
Write-downs of inventories	6,488	17,504	15,688	2,243
Loss from long-term investments (Note 14)	3,130	11,170	19,391	2,774
Allowance for expected credit losses	9,103	3,814	15,999	2,288
Impairment of long-term investments (Note 14)	43,740	—	25,730	3,679
Unrealized exchange (gains)/losses	(1,683)	167	6,718	961
Fair value changes of short-term investments	109	(1,171)	(1,472)	(210)
Others	5,418	5,197	975	139
Changes in operating assets and liabilities:
Accounts receivable	44,030	(68,452)	20,335	2,908
Inventories	8,705	24,822	18,277	2,614
Prepayment and other current assets	18,263	2,127	11,485	1,642
Amounts due from NetEase Group	(18,229)	(53,394)	(244,399)	(34,949)
Operating lease right-of-use assets	39,439	38,222	34,362	4,914
Other assets	551	6,927	(786)	(112)
Contract liabilities	(14,663)	(91,598)	(113,317)	(16,204)
Accounts payables	(123,355)	(13,851)	(35,254)	(5,041)
Payroll payable	16,339	(18,159)	30,304	4,333
Taxes payable	1,536	(15,178)	5,912	845
Accrued liabilities and other payables	35,864	57,190	98,252	14,048
Amounts due to NetEase Group	13,621	(60,433)	771	110
Long-term lease liabilities	(44,354)	(41,465)	(19,537)	(2,794)
Other non-current liabilities	7,482	1,875	10,613	1,518
Net cash (used in)/provided by operating activities	(438,145)	(67,912)	55,186	7,891
Cash flows from investing activities:
Purchases of short-term investments	(110,000)	(25,000)	(337,000)	(48,190)
Proceeds of maturities of short-term investments	270,195	34,955	103,246	14,764
Placements of time deposits	(277)	(282)	—	—
Proceeds from maturities of time deposits	273	559	—	—
Cash paid for business combinations, net of cash acquired	(4,218)	—	—	—
Loans to third parties and other related parties	(31,405)	(13,100)	(1,200)	(171)
Repayment of loans from third parties and other related parties	25,000	19,607	5,000	715
Purchases of property, equipment and software	(17,850)	(11,789)	(25,593)	(3,660)
Proceeds from disposal of property, equipment and software	1,355	659	2,184	312
Payment for long-term investments	(7,500)	(19,194)	—	—
Net cash provided by/(used in) investing activities	125,573	(13,585)	(253,363)	(36,230)

YOUDAO, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

(Amounts in thousands)

	For the year ended December 31,
	2023	2024	2025	2025
	RMB	RMB	RMB	US$
				Note 2(e)
Cash flows from financing activities:
Proceeds from long-term loans from NetEase Group	99,289	487,971	25,150	3,596
Repayment of long-term loans from NetEase Group	—	(214,038)	—	—
Repurchase of ADSs	(127,543)	(62,300)	—	—
Purchase of noncontrolling interest	—	—	(381)	(54)
Proceeds from issuance of ordinary shares pursuant to incentive plan	9,312	16,879	20,869	2,984
Net cash (used in)/provided by financing activities	(18,942)	228,512	45,638	6,526
Effect of exchange rate changes on cash, cash equivalents and restricted cash	1,961	(2,457)	(2,024)	(289)
Net (decrease)/increase in cash, cash equivalents and restricted cash	(329,553)	144,558	(154,563)	(22,102)
Cash, cash equivalents and restricted cash at the beginning of the year	784,484	454,931	599,489	85,726
Cash, cash equivalents and restricted cash at the end of the year	454,931	599,489	444,926	63,624

Supplemental disclosures of cash flow information:
Cash paid for income tax expenses	12,723	11,674	17,439	2,494
Cash paid for interest expense	63,358	94,197	61,981	8,863
Non-cash investing and financing activities:
Changes in accrued liabilities and other payables related to property, equipment and software addition	2,556	692	2,896	414
Receivable from agent for issuance of ordinary shares pursuant to incentive plan	—	—	71	10
Reconciliation of cash, cash equivalents and restricted cash:
Cash and cash equivalents	454,536	592,721	439,731	62,881
Restricted cash	395	3,567	1,990	285
Non-current restricted cash*	—	3,201	3,205	458
Total cash, cash equivalents and restricted cash shown in the statements of cash flows	454,931	599,489	444,926	63,624

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

As of December 31, 2025, the Company’s major subsidiaries and consolidated VIEs are as follows:

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

The VIEs has incurred RMB2,881.0 million, RMB2,626.4 million and RMB2,218.5 million service fees to Youdao Information and Youdao Hangzhou for the years ended December 31, 2023, 2024 and 2025, respectively.

iii) Risks in relation to VIE structure

The nominee shareholders of the major VIEs are William Lei Ding, who is the chief executive officer, director and the largest shareholder of NetEase, the Company’s controlling shareholder, Feng Zhou, who is the Chief Executive Officer of the Group, and Yinghui Wu, who is the senior vice president of the Group. The enforceability, and therefore the benefits, of the contractual agreements between the Company and the VIEs depend on these individuals enforcing the contracts. There is a risk that the benefits of ownership between the Company and the VIEs may not be aligned in the future. Given the significance and importance of the VIEs, there would be a significant negative impact to the Company if these contracts were not enforced.

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

In accordance with VIE contractual agreements, the Company (1) could exercise all shareholder’s rights of the VIEs and has power to direct the activities that most significantly affects the economic performance of the VIEs, and (2) receive the economic benefits of the VIEs that could be significant to the VIEs. Accordingly, the Company was considered as ultimate primary beneficiary of the VIEs and had consolidated the VIEs’ financial results of operations, assets and liabilities in the Company’s consolidated financial statements. Therefore, the Company considers that there are no assets in the VIEs that can be used only to settle obligations of the VIEs, except for the registered capital of the VIEs amounting to approximately RMB21.0 million as of December 31, 2024 and 2025 as well as certain non-distributable statutory reserves amounting to approximately RMB6,443 and RMB8,213, respectively, as of December 31, 2024 and 2025. As the VIEs are incorporated as limited liability companies under the PRC Company Law, creditors do not have recourse to the general credit of the Company for the liabilities of the VIEs. There is currently no contractual arrangement that would require the Company to provide additional financial support to the VIEs. As the Group is conducting certain businesses in the PRC through the VIEs, the Group may provide additional financial support on a discretionary basis in the future, which could expose the Group to a loss.

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

1. Operations (Continued)

(b) VIE arrangements (Continued)

iii) Risks in relation to VIE structure (Continued)

The following table sets forth the assets, liabilities, results of operations and cash flows of the VIEs and their subsidiaries taken as a whole, which were included in the Group’s consolidated financial statements:

	As of December 31,
	2024	2025
	RMB	RMB
Assets
Cash and cash equivalents	257,006	260,044
Restricted cash	2,666	1,404
Short-term investments	63,064	298,290
Accounts receivable, net	181,276	145,435
Inventories	20,842	14,779
Amounts due from NetEase Group and Youdao Group	1,257,278	463,030
Prepayment and other current assets	84,325	63,375
Total current assets	1,866,457	1,246,357
Property, equipment and software, net	6,308	6,932
Operating lease right-of-use assets, net	33,764	30,637
Goodwill	103,006	103,006
Other assets, net	65,966	40,785
Total non-current assets	209,044	181,360
Total assets	2,075,501	1,427,717
Liabilities
Accounts payables	45,358	45,085
Payroll payable	28,009	27,824
Amounts due to NetEase Group and Youdao Group	774,039	121,528
Contract liabilities	856,003	748,455
Taxes payable	16,491	19,048
Accrued liabilities and other payables	210,531	331,137
Total current liabilities	1,930,431	1,293,077
Long-term lease liabilities	14,555	16,320
Other non-current liabilities	13,907	15,127
Total non-current liabilities	28,462	31,447
Total liabilities	1,958,893	1,324,524

	For the year ended December 31,
	2023	2024	2025
	RMB	RMB	RMB
Net revenues:
Third-party net revenues	4,132,058	4,107,715	3,939,199
Other intra-Group net revenues	16,871	19,909	11,188
Total net revenues	4,148,929	4,127,624	3,950,387
Cost and expenses:
Third-party cost and expenses	(1,160,224)	(1,426,987)	(1,646,374)
Intra-Group cost and expenses related to technical consulting and related services	(2,881,029)	(2,626,436)	(2,218,508)
Other intra-Group cost and expenses	(63,614)	(82,593)	(64,566)
Total cost and expenses	(4,104,867)	(4,136,016)	(3,929,448)
Net income/(loss)	37,691	(6,506)	(14,209)

YOUDAO, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands, except for share and per share data unless otherwise stated)

1. Operations (Continued)

(b) VIE arrangements (Continued)

iii) Risks in relation to VIE structure (Continued)

	For the year ended December 31,
	2023	2024	2025
	RMB	RMB	RMB
Cash flows from operating activities:
Net cash provided by transactions with third parties	3,342,893	3,227,232	2,080,143
Net cash used in transactions with intra-Group companies related to technical consulting and related services	(3,287,474)	(3,091,212)	(1,769,043)
Net cash used in other transactions with intra-Group companies	(47,364)	(83,472)	(73,169)
Net cash provided by operating activities	8,055	52,548	237,931
Cash flows from investing activities:
Net cash (used in)/provided by transactions with third parties	(52,988)	9,800	(236,151)
Net cash (used in)/provided by investing activities	(52,988)	9,800	(236,151)
Cash flows from financing activities:
Capital contribution to VIE	5,000	1,000	—
Net cash provided by financing activities	5,000	1,000	—

Liquidity

The Group recorded net loss of RMB550.1 million and net income of RMB75.2 million and RMB97.0 million for the years ended December 31, 2023, 2024 and 2025, respectively. Net cash used in operating activities was RMB438.1 million, RMB67.9 million and net cash provided by operating activities was RMB55.2 million for the years ended December 31, 2023, 2024 and 2025, respectively. Accumulated deficit was RMB5,867.0 million and RMB5,761.7 million as of December 31, 2024 and 2025, respectively. As of December 31, 2025, the Group was in a net current liability position of RMB1,212.4 million. The Group assesses its liquidity by its ability to generate cash from operating activities and attract additional capital and/or finance funding.

Historically, the Group has relied principally on both operational sources of cash and non-operational sources of financing from NetEase Group and investors to fund its operations and business development. The Group’s ability to continue as a going concern is dependent on management’s ability to successfully execute its business plan, which includes increasing revenues while controlling operating expenses, as well as, generating operational cash flows and continuing to gain support from outside sources of financing, including NetEase Group. The Group has been continuously receiving financial support from NetEase Group and according to the support letter issued by NetEase Group in May 2024, NetEase Group intends to provide financial support to the Group in the period no less than twelve months from the date of issuance of these financial statements. Refer to Note 19 for details of the Group’s relationship with NetEase Group for financing activities. In September 2023, the Group renewed the US$300.0 million revolving loan facility (the “Facility”) agreement initially signed with NetEase in April 2021, extending the maturity date from March 31, 2024 to March 31, 2027. As of the date of this report, the Group and the NetEase Group have both approved an extension of the maturity date of the Facility, including the loans already drawn under it, to March 31, 2030. As of December 31, 2025, the Group had drawn down approximately US$132.1 million (equivalent approximately RMB926.6 million) under the Facility. The Group had repaid US$15.0 million under the Facility up to March 31, 2026. Moreover, the Group can adjust the pace of its operation expansion and control the operating expenses. Based on the above considerations, the Group believes that available loan facility and financial support from NetEase Group, will be sufficient to support the Group to meet the cash requirements to fund planned operations and other commitments for at least the next twelve months. The Group’s consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and liquidation of liabilities in the normal course of business.

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

(d) Functional currency and foreign currency translation

The Group uses Renminbi (“RMB”) as its reporting currency. The functional currency of the Company is United States dollars (“US$” or “USD”). The functional currency of the Company’s PRC subsidiaries, VIEs, VIEs’ subsidiaries as well as one subsidiary incorporated in Hong Kong is RMB. The determination of the respective functional currencies based on the criteria of ASC 830, Foreign Currency Matters.

In the consolidated financial statements, the financial information of the Company has been translated into RMB. Assets and liabilities are translated at the exchange rates on the balance sheet date, equity amounts are translated at historical exchange rates, and revenues, expenses, gains and losses are translated using the average rate for the period. Translation adjustments are reported as foreign currency translation adjustments, and are shown as a component of other comprehensive (loss)/income in the consolidated statements of operations and comprehensive (loss)/income.

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

YOUDAO, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands, except for share and per share data unless otherwise stated)

2. Summary of Significant Accounting Policies (Continued)

(e) Convenience translation

Translations of balances in the consolidated balance sheets, consolidated statements of operations and comprehensive (loss)/income and consolidated statements of cash flows from RMB into USD as of and for the year ended December 31, 2025 are solely for the convenience of the reader and were calculated at the rate of US$1.00 = RMB6.9931, representing the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on December 31, 2025. No representation is made that the RMB amounts represent or could have been, or could be, converted, realized or settled into USD at such rate.

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

Financial assets and liabilities of the Group primarily consist of cash and cash equivalents, restricted cash, short-term investments, accounts receivable, other receivables, amounts due from/to NetEase Group, accounts payables, accrued liabilities and other payables, short-term loan and long-term loans from NetEase Group of which the carrying values approximate their fair values. Please see Note 17 for additional information.

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

(h) Receivables, net

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

(i) Investments

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

(j) Inventories

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

(k) Property, equipment and software, net

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

(l) Goodwill

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

Application of a goodwill impairment test requires significant management judgment, including the identification of reporting units, assigning assets and liabilities to reporting units, assigning goodwill to reporting units, and determining the fair value of each reporting unit. The judgment in estimating the fair value of reporting units includes estimating future cash flows, determining appropriate discount rates and making other assumptions. Changes in these estimates and assumptions could materially affect the determination of fair value for each reporting unit. The Group’s goodwill was allocated to learning services segment. No impairment charge of goodwill was recognized for the years ended December 31, 2023, 2024 or 2025, respectively.

YOUDAO, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands, except for share and per share data unless otherwise stated)

2. Summary of Significant Accounting Policies (Continued)

(m) Impairment of long-lived assets

Long-lived assets are evaluated for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will affect the future use of the assets) indicate that the carrying value of an asset may not be fully recoverable or that the useful life is shorter than the Group had originally estimated. When these events occur, the Group evaluates the impairment for the long-lived assets by comparing the carrying value of the assets to an estimate of future undiscounted cash flows expected to be generated from the use of the assets and their eventual disposition. If the sum of the expected future undiscounted cash flows is less than the carrying value of the assets, the Group recognizes an impairment loss based on the excess of the carrying value of the assets over the fair value of the assets. No impairment charge of long-lived assets was recognized for the years ended December 31, 2023, 2024 or 2025, respectively.

(n) Revenue recognition

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

Disaggregation of net revenues

For the years ended December 31, 2023, 2024 and 2025, substantially all of the Group’s net revenues were generated in the PRC. The following table provides information about disaggregated revenue by types:

	For the year ended December 31,
	2023	2024	2025
	RMB	RMB	RMB
Learning services	3,148,114	2,747,290	2,630,571
Tutoring services	2,914,064	2,384,664	2,086,267
Fee-based premium services	234,050	362,626	544,304
Smart devices	909,192	903,669	739,644
Online marketing services	1,331,902	1,974,960	2,538,804
Total net revenues	5,389,208	5,625,919	5,909,019

YOUDAO, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands, except for share and per share data unless otherwise stated)

2. Summary of Significant Accounting Policies (Continued)

(n) Revenue recognition (Continued)

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

The estimated weighted average duration of learning periods is approximately five months for the years ended December 31, 2023, 2024 and 2025 for both online live streaming courses and online pre-recorded video courses.

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

YOUDAO, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands, except for share and per share data unless otherwise stated)

2. Summary of Significant Accounting Policies (Continued)

(n) Revenue recognition (Continued)

ii) Smart devices

The Group sells smart devices such as Youdao Dictionary Pen and Youdao Tutoring Pen to customers through retailers or distributors. The Group recognizes revenues when control of the goods is transferred to the customer, which generally occurs upon the delivery to the end customers or upon the delivery to distributors.

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

iii) Online marketing services

The Group derives its online marketing revenues principally from performance-based advertising, wherein the Group enters into cost-per-click (“CPC”) advertising arrangements with advertisers. The Group recognizes revenues based on the number of actions completed resulting from the advertisements, including but not limited to when users click on links. The Group provides a technology enhanced advertising solution to advertisers, including advising advertisers to optimize delivery strategies, choose delivery channels and spaces, select key words, etc. These advertising planning services are not distinct and not considered separate performance obligations, but rather part of the advertising performance obligations.

The Group also provides influencer campaigns marketing services, wherein the Group enters into contracts with customers and delivers the service by selecting influencers aligned with customers’ requirements, advertisement production and also ensuring the publishment on social media. It is a single performance obligation with fixed charges. Revenue is recognized when the service is delivered.

For the online marketing services with display period, the contracts may consist of multiple performance obligations with a typical term of less than three months, and are typically charged as fixed advertising fee. Each performance obligation generally represents different formats of advertisement, including but not limited to banners, text-links, videos, logos, buttons and rich media. In arrangements where the Group has multiple performance obligations, the transaction price is allocated to each performance obligation using the relative stand-alone selling price. The Group generally determines stand-alone selling prices based on the prices charged to customers. If the performance obligation has not been sold separately, the Group estimates the stand-alone selling price by taking into consideration of the pricing for advertising areas of the Group’s platform with a similar popularities and advertisements with similar formats and quoted prices from competitors as well as other market conditions. Considerations allocated to each performance obligation is recognized as revenue over the individual advertisement display period, on a straight-line basis, which is usually within three months.

The Group’s online marketing services expand distribution of advertisers’ promotional links and advertisements by leveraging traffic on third parties’ internet properties, including web content, software, and mobile applications. The Group is the primary obligor to its advertisers in most cases as it is primarily responsible to the customers, bears inventory risk and has the discretion in establishing pricing. Payments made to operators of third-party internet properties are included in the traffic acquisition costs.

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

(n) Revenue recognition (Continued)

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

Contract liabilities

Contract liabilities refer to the deferred revenue. Deferred revenue is mainly relating to the learning tuition, online marketing services and fee-based premium services with fees received from customers for which the Group’s revenue recognition criteria have not been met. Revenue recognized that was included in the deferred revenue balance at January 1, 2024 and January 1, 2025 amounted to RMB966.9 million and RMB908.9 million, respectively.

As of December 31, 2025, the aggregate amount of transaction price allocated to unsatisfied performance obligations is RMB868.8 million which includes deferred revenue balances and amounts to be invoiced and recognized as revenue in future periods. The Group expects to recognize RMB847.7 million as revenue over the next 12 months.

(o) Cost of revenues

Cost of revenues primarily consists of the revenue sharing and payroll expenses to instructors and tutors, traffic acquisition costs, content costs, servers and bandwidth service fees and other direct costs of providing these services as well as costs of smart devices sold.

(p) Sales and marketing expenses

Sales and marketing expenses mainly consist of marketing and promotional expenses, payroll related expenses and third-party service fee for outsourced sales and marketing functions. The Group expenses all advertising costs as incurred and classifies these costs under sales and marketing expenses. For the years ended December 31, 2023, 2024 and 2025, advertising expenses were RMB1,384.3 million, RMB1,106.2 million and RMB944.9 million, respectively.

YOUDAO, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands, except for share and per share data unless otherwise stated)

2. Summary of Significant Accounting Policies (Continued)

(q) Research and development expenses

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

(r) Share-based compensation

The Group grants options and restricted share units, or RSUs to its employees, directors and consultants with performance conditions and service conditions. In accordance with ASC 718, Compensation-Stock Compensation, the Group determines grants of options and RSUs to directors, employees and consultants, which are classified as equity awards and are measured at the grant date based on the fair value of the awards.

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

(s) Employee benefits

PRC Contribution Plan

Full-time employees of the Group in the PRC participate in a government mandated defined contribution plan, pursuant to which certain pension benefits, medical care, employee housing fund and other welfare benefits are provided to the employees. Chinese labor regulations require that the PRC subsidiaries and the VIEs of the Group make contributions to the government for these benefits based on certain percentages of the employees’ salaries, up to a maximum amount specified by the local government. The Group has no legal obligation for the benefits beyond the contributions made. The total amounts of such employee benefit expenses, which were expensed as incurred, were approximately RMB321.0 million, RMB282.3 million and RMB260.2 million for the years ended December 31, 2023, 2024 and 2025, respectively.

YOUDAO, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands, except for share and per share data unless otherwise stated)

2. Summary of Significant Accounting Policies (Continued)

(t) Taxation

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

Uncertain tax positions

In order to assess uncertain tax positions, the Group applies a more likely than not threshold and a two-step approach for the tax position measurement and financial statement recognition. Under the two-step approach, the first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not, that the position will be sustained, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount that is more than 50% likely of being realized upon settlement. The Group recognizes interest and penalties, if any, under accrued expenses and other current liabilities on its consolidated balance sheets and under others, net in its consolidated statements of operations and comprehensive (loss)/income. The Group did not have any significant unrecognized uncertain tax positions as of and for the years ended December 31, 2023, 2024 and 2025 nor did the Group recognize any related interest and penalties.

(u) Operating leases

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

(v) Related parties

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

(w) Noncontrolling interests

For the Company’s majority-owned subsidiaries and VIEs, noncontrolling interests are recognized to reflect the portion of their equity that are not attributable, directly or indirectly, to the Company as the controlling shareholders.

The noncontrolling interest will continue to be attributed with its share of losses even if that attribution results in a deficit noncontrolling interest balance.

In June 2021, the Group entered into a share purchase agreement with the then existing shareholders of a private company (the “Investee”) that primarily provides offline after-school tutoring services. Together with its previously held equity interests, the Group acquired a 55% equity interest in the Investee and obtained control accordingly. Pursuant to the share purchase agreement, the noncontrolling shareholders of the Investee were granted put options that require the Group to purchase their equity interests upon satisfaction of certain performance conditions in 2023 and 2025, respectively. Accordingly, such noncontrolling interests with redemption rights are classified as redeemable noncontrolling interests. In 2023, as the performance conditions for the year were not satisfied, the related redeemable noncontrolling interests of RMB30.4 million were reclassified to noncontrolling interests.

By the end of 2024, the Group and the noncontrolling shareholders entered into an amendment agreement (the “2025 Amendment”) to terminate the original redemption terms and granted new option that allow the noncontrolling shareholders to sell their interests to the Group in batches over the following five years. With the termination of the original redemption terms, the remaining redeemable noncontrolling interests were reclassified to noncontrolling interests in December 2024. Under the 2025 Amendment, the total purchase price is determined by each year’s operating performance of the business in-charged by the noncontrolling shareholder over the five-year period. One-fifth of the option vests and becomes exercisable each year, subject to the noncontrolling shareholder’s continuing employment during that year. Any unvested portion will be forfeited upon the termination of employment. The excess of the total purchase price over the fair value of the total noncontrolling interests will be recognized as compensation cost to the noncontrolling shareholder. The Group recognizes the compensation cost on a straight-line method over the vesting period, based on the fair value of option, which will be remeasured at each year end. As of December 31, 2025, the total estimated compensation cost was approximately RMB43.1 million for the whole period and the compensation cost amounted to RMB8.6 million was recognized for the year ended December 31, 2025. In March 2026, the first batch of the option under the 2025 Amendment was exercised and then the noncontrolling shareholding decreased to 39.56%.

(x) Net (loss)/income per share

Net (loss)/income per share is computed in accordance with ASC 260, Earnings per Share. Basic net (loss)/income per share is computed by dividing net (loss)/income attributable to ordinary shareholders, by the weighted average number of ordinary shares outstanding during the year. Diluted net (loss)/income per share is computed using the weighted average number of ordinary shares and potential ordinary shares outstanding during the period under treasury stock method. Potential ordinary shares include options to purchase ordinary shares and RSUs, unless they were anti-dilutive. The computation of diluted net (loss)/income per share does not assume conversion, exercise, or contingent issuance of securities that would have an anti-dilutive effect (i.e. an increase in earnings per share amounts or a decrease in loss per share amounts) on net (loss)/income per share.

(y) Statutory reserves

The Company’s subsidiaries and VIEs established in the PRC are required to make appropriations to certain non-distributable reserve funds. In accordance with China’s Company Laws, Foreign Investment Law and the Regulation on the Implementation of the Foreign Investment Law, the Company’s subsidiaries and VIEs make appropriations from their after-tax profit (as determined under the accounting principles generally acceptable in the People’s Republic of China (“PRC GAAP”) to non-distributable reserve funds including (i) statutory surplus fund and (ii) discretionary surplus fund. The appropriation to the statutory surplus fund must be 10% of the annual after-tax profits calculated in accordance with PRC GAAP. Appropriation is not required if the statutory surplus fund has reached 50% of the registered capital of the respective company. Appropriation to the discretionary surplus fund is made at the discretion of the respective company.

YOUDAO, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands, except for share and per share data unless otherwise stated)

2. Summary of Significant Accounting Policies (Continued)

(z) Comprehensive (loss)/income

Comprehensive (loss)/income is defined to include all changes in equity deficit of the Group during a period arising from transactions and other events and circumstances excluding transactions resulting from investments by shareholders and distributions to shareholders. Comprehensive (loss)/income includes net (loss)/income and foreign currency translation adjustment of the Group.

(aa) Segment reporting

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

(bb) Recently adopted accounting pronouncements

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topics 740): Improvements to Income Tax Disclosures to expand the disclosure requirements for income taxes, specifically related to the rate reconciliation and income taxes paid. This guidance is effective for fiscal years beginning January 1, 2025, with early adoption permitted. The impact of adopting the new standard was not material to the consolidated financial statements. Please see Note 9 for additional information.

(cc) Recently issued accounting pronouncements not yet adopted

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

In July 2025, the FASB issued ASU 2025-05, Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets, which provide all entities with a practical expedient and entities other than public business entities with an accounting policy election when estimating expected credit losses for current accounts receivable and current contract assets arising from transactions accounted for under Topic 606. The guidance is effective for annual reporting periods beginning after December 15, 2025, and interim reporting periods within those annual reporting periods. Early adoption is permitted. The Group is currently evaluating the impact of the new guidance on the consolidated financial statements.

In September 2025, the FASB issued ASU No. 2025-06, Intangibles—Goodwill and Other - Internal-Use Software (Subtopic 350-40), which modernizes the accounting for internal-use software to reflect current development practices, clarifies when to begin capitalizing costs, and enhances disclosure requirements. The guidance is effective for annual reporting periods beginning after December 15, 2027, and interim reporting periods within those annual reporting periods. Early adoption is permitted. The Group does not expect the adoption of this guidance to have a material impact on its consolidated financial statements.

In December 2025, the FASB issued ASU 2025-10, Government Grants (Topic 832): Accounting for Government Grants Received by Business Entities, which establishes guidance on the recognition, measurement, and presentation of government grants received by business entities. The guidance is effective for annual reporting periods beginning after December 15, 2028, and interim reporting periods within those annual reporting periods. Early adoption is permitted. The Group is currently evaluating the impact of the new guidance on the consolidated financial statements.

YOUDAO, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands, except for share and per share data unless otherwise stated)

3. Concentration and Risks

Financial instruments that potentially expose the Group to significant concentration of credit risk primarily consist of cash and cash equivalents, restricted cash, short-term investments and accounts receivable. As of December 31, 2024 and 2025, substantially all of the Group’s cash and cash equivalents, restricted cash and short-term investments were held in major financial institutions located in Mainland China and Hong Kong, which management considered being of high credit quality.

Accounts receivable are typically unsecured and are derived from revenues earned from reputable customers. There was one customer with a receivable balance exceeding 10% of the total accounts receivable balance as of December 31, 2024 and 2025, respectively as follows. The risk with respect to accounts receivable is mitigated by credit evaluations the Group performs on its customers and its ongoing monitoring process of outstanding balances.

	As of December 31,
	2024	2025
Customer A	16%	20%

No single customer represented greater than 10% of the total net revenues for the year ended December 31, 2024. There was one customer which individually represented greater than 10% of the total net revenues for the years ended December 31, 2023 and 2025, respectively as follows:

	For the year ended December 31,
	2023	2024	2025
Customer B	11%	*	*
Customer C	*	*	16%

There was one instructor, through whom the Group’s net learning services revenue earned was more than 10% of the Group’s net learning services revenue for the years ended December 31, 2023, 2024 and 2025, respectively.

	For the year ended December 31,
	2023	2024	2025
Instructor A	17%	14%	*
Instructor B	*	*	15%

* The percentage was below 10% for the year.

4. Accounts Receivable, Net

The following is a summary of accounts receivable as of December 31, 2024 and 2025:

	As of December 31,
	2024	2025
	RMB	RMB
Accounts receivable, net:
Accounts receivable	441,168	418,929
Allowance for expected credit losses:
Balance at the beginning of the year	(21,645)	(22,524)
Additional provision charged to expenses	(3,814)	(15,999)
Write-off	2,935	837
Balance at the end of the year	(22,524)	(37,686)
	418,644	381,243

YOUDAO, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands, except for share and per share data unless otherwise stated)

5. Prepayment and Other Current Assets

The following is a summary of prepayment and other current assets as of December 31, 2024 and 2025:

	As of December 31,
	2024	2025
	RMB	RMB
Prepayment for promotion fees	35,372	37,517
Prepayment for value-added taxes	47,624	34,161
Deferred expenses for learning services	19,880	17,726
Prepaid sales commission	5,934	6,703
Prepayment for technical support fees	1,487	4,781
Prepayment for content fees	5,848	3,435
Prepayment for rental expenses	3,171	2,905
Loans to third parties	5,032	1,215
Others	29,983	30,674
Total	154,331	139,117

6. Property, Equipment and Software, Net

Property, equipment and software, net as of December 31, 2024 and 2025 are as follows:

	As of December 31,
	2024	2025
	RMB	RMB
Servers and computers	138,380	138,529
Furniture, fixtures and office equipment	10,916	8,321
Leasehold improvements	26,850	25,979
Software and others	5,547	5,766
Total	181,693	178,595
Less: accumulated depreciation	(134,968)	(133,992)
Net book value	46,725	44,603

Depreciation expenses recognized for the years ended December 31, 2023, 2024 and 2025 were RMB29,440, RMB28,790 and RMB23,246, respectively.

YOUDAO, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands, except for share and per share data unless otherwise stated)

7. Equity Method Investees Condensed Financial Information

For the years ended December 31, 2024 and 2025, equity method investments held by the Group in aggregate have met the significance criteria as defined under Rule 4-08(g) of Regulation S-X. The condensed financial information of the Group’s equity method investments is summarized as a group as follow:

	As of December 31,
	2024	2025
	RMB	RMB
Current assets	614,641	704,214
Non-current assets	54,717	38,022
Current liabilities	439,548	544,055
Non-current liabilities	350,276	445,053

	For the year ended December 31,
	2023	2024	2025
	RMB	RMB	RMB
Revenue	178,921	257,129	357,196
Gross profit	117,150	192,579	287,582
Loss from operations	(119,918)	(159,675)	(191,575)
Net loss	(110,333)	(143,032)	(172,063)

8. Leases

The Group has operating leases primarily for office space, with lease terms from within one year to around twelve years. Additionally, certain lease agreements with NetEase Group contain variable payments, which are determined based on actual NetEase Group’s spaces occupied by the Group and are expensed as incurred and not included in the operating lease assets and liabilities. A summary related to operating leases as of December 31, 2024 and 2025 is as follows:

	As of December 31,
	2024	2025
	RMB	RMB
Operating lease right-of-use assets, net	68,494	46,943
Operating lease liabilities - current	38,113	22,425
Operating lease liabilities - non-current	25,566	18,840
Total operating lease liabilities	63,679	41,265
Weighted average remaining lease term	2.2 years	5.0 years
Weighted average discount rate	3.41%	3.23%

	For the year ended December 31,
	2023	2024	2025
	RMB	RMB	RMB
Operating lease expenses	45,328	43,347	41,302
Short-term lease expenses	1,312	1,987	1,124
Variable lease expenses	27,371	22,856	22,426
Total lease expenses	74,011	68,190	64,852
Cash paid for amounts included in the measurement of operating lease liabilities	47,364	45,249	36,803
Right-of-use assets obtained in exchange for operating lease liabilities	61,903	36,209	17,251
Lease liabilities decrease due to early termination	8,933	18,515	4,440

YOUDAO, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands, except for share and per share data unless otherwise stated)

8. Leases (Continued)

A summary of maturity of operating lease liabilities under the Group’s non-cancelable operating leases as of December 31, 2025 is as follows:

As of December 31, 2025
RMB
2026	22,690
2027	7,636
2028	3,177
2029	980
2030	980
Thereafter	7,210
Total operating lease liabilities	42,673
Less: interest	(1,408)
Present value of operating lease liabilities	41,265

9. Taxation

(a) Sales tax

Pursuant to the PRC Value-added Tax Law and its implementation rules, the Company’s subsidiaries and VIEs are generally subject to value-added tax at a rate of 6% from revenues earned from services provided, 13% from sales of general goods or 9% from sales of electronic publications.

The Group is also subject to cultural development fee on the provision of advertising services in China. The applicable tax rate is 3% of the advertising revenue and subject to a 50% reduction for the period from July 1, 2019 to December 31, 2027.

(b) Income tax

For the year ended December 31, 2025, income before tax amounted to RMB128,535 in mainland China, and loss before tax amounted to RMB14,904 in jurisdictions outside mainland China.

Composition of income tax

For the year ended December 31, 2025, income tax expenses amounted to RMB15,416 and RMB1,173 in mainland China and jurisdictions outside mainland China, respectively.

The following table presents the composition of income tax expenses for the years ended December 31, 2023, 2024 and 2025:

	For the year ended December 31,
	2023	2024	2025
	RMB	RMB	RMB
Current income tax expenses	11,089	6,009	25,547
Deferred income tax benefit	—	—	(8,958)
Income tax expenses	11,089	6,009	16,589

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

Youdao Information and Beijing Lingshi Ruifeng Education Technology Co., Ltd. were qualified as HNTEs and enjoyed a preferential tax rate of 15% for the years ended December 31, 2023, 2024 and 2025. Youdao Hangzhou was qualified as an HNTE and enjoyed a preferential tax rate of 15% for the years ended December 31, 2023 and 2024. As of December 31, 2025, the entities mentioned above were all in accumulative deficit position.

All other PRC incorporated entities of the Group were subject to a 25% income tax rate for all the periods presented.

The following table presents a reconciliation from the PRC statutory income tax rate of 25% where the Group primarily operates in to the effective income tax rate of the Group for the years ended December 31, 2023, 2024 and 2025:

	For the year ended December 31,
	2023	2024
Statutory income tax rate	25%	25%
Permanent differences	15%	(78%)
Tax difference of statutory rate in other jurisdictions	(2%)	10%
Tax effect of preferential tax treatment	(4%)	(27%)
Changes in valuation allowances	(36%)	77%
Effective income tax rate	(2%)	7%

YOUDAO, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands, except for share and per share data unless otherwise stated)

9. Taxation (Continued)

(b) Income tax (Continued)

	For the year ended December 31, 2025
	Amount	Percent
PRC statutory income tax rate	28,408	25%
Foreign tax effects	4,900	4%
Hong Kong	(11,532)	(10)%
Changes in valuation allowances	(7,472)	(6)%
Statutory tax rate difference	(4,323)	(4)%
Nontaxable or nondeductible items	(860)	(1)%
Others	1,123	1%
Cayman	9,104	8%
Statutory tax rate difference	9,104	8%
Singapore	7,334	6%
Changes in valuation allowances	4,984	4%
Statutory tax rate difference	2,350	2%
Other foreign jurisdictions	(6)	0%
Changes in valuation allowances	48,534	43%
Nontaxable or nondeductible items	(65,253)	(57)%
Research and development tax credits	(55,849)	(49)%
Tax effect of preferential tax treatments	(15,730)	(14)%
Share-based payment awards	5,188	5%
Others	1,138	1%
Effective tax rate	16,589	15%

No income tax was paid in jurisdictions outside mainland China for the year ended December 31, 2025.

YOUDAO, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands, except for share and per share data unless otherwise stated)

9. Taxation (Continued)

(c) Deferred tax assets

The following table presents the tax impact of significant temporary differences that give rise to the deferred tax assets as of December 31, 2024 and 2025:

	As of December 31,
	2024	2025
	RMB	RMB
Deferred tax assets
Net operating tax loss carry forwards	627,006	598,942
Accrued expenses	418,520	472,646
Others	23,297	29,461
Less: valuation allowances	(1,068,823)	(1,092,091)
Total deferred tax assets, net	—	8,958

The following table sets forth the movement of the valuation allowances for deferred tax assets for the periods presented:

	For the year ended December 31,
	2024	2025
	RMB	RMB
Balance as of January 1	1,116,479	1,068,823
Changes in valuation allowances	(47,656)	23,268
Balance as of December 31	1,068,823	1,092,091

The tax losses of the Group expire over different time intervals depending on local jurisdiction. The tax losses in the PRC can be carried forward for five years to offset future taxable income, and the period is extended to ten years for entities qualified as HNTE. Tax losses in Hong Kong and Singapore can be carried forward with no expiration date. As of December 31, 2025, certain entities of the Group had net operating tax losses carry forwards as follows:

RMB
Loss expiring in 2026	165,825
Loss expiring in 2027	231,236
Loss expiring in 2028	523,673
Loss expiring in 2029	435,170
Loss expiring in 2030	850,975
Loss expiring in 2031	485,722
Loss expiring in 2032	196,741
Loss expiring in 2033	440,466
Loss expiring in 2034	128,679
Loss expiring in 2035 and thereafter	105,488
3,563,975

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

To the extent that subsidiaries and VIEs of the Group have undistributed earnings, the Group will accrue appropriate expected withholding tax associated with repatriation of such undistributed earnings. As of December 31, 2024 and 2025, the Group did not record any withholding tax as the most of PRC entities were still in accumulated deficit position.

10. Taxes Payable

The following is a summary of taxes payable as of December 31, 2024 and 2025:

	As of December 31,
	2024	2025
	RMB	RMB
VAT payable	17,140	13,865
Withholding individual income taxes for employees	9,389	9,293
Enterprise income taxes payable	5,888	13,655
Others	5,186	6,702
Total	37,603	43,515

YOUDAO, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands, except for share and per share data unless otherwise stated)

11. Accrued Liabilities and Other Payables

The following is a summary of accrued liabilities and other payables as of December 31, 2024 and 2025:

	As of December 31,
	2024	2025
	RMB	RMB
Accrued liabilities for learning services and online marketing services	310,559	453,259
Accrued marketing expenses	155,706	130,613
Accrued outside labor service fee	35,220	35,804
Accrued technical expenses	41,328	27,526
Operating lease liabilities-current portion	38,113	22,425
Accrued professional fee	11,880	12,947
Accrued administrative expenses	15,287	11,355
Warehousing and logistics fee	6,030	5,247
Payables for property, equipment and software	692	2,896
Others	23,845	35,973
Total	638,660	738,045

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

As of December 31, 2024 and 2025, the Company had 117,544,201 and 118,627,161 ordinary shares issued and outstanding, respectively.

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

In November 2022, the Company announced that its board of directors had approved a share repurchase program of up to US$20.0 million of its Class A ordinary shares (including in the form of ADSs) during a period of up to 36 months beginning on November 23, 2022. The share repurchase program was amended to increase the total authorized repurchase amount to US$40.0 million in August 2023 and was extended its original expiration date by one year to November 17, 2026, with the approval of the board of directors in November 2025. Under the terms of this program, the Company may purchase its issued and outstanding ADSs in open-market transactions on the New York Stock Exchange. As of December 31, 2025, approximately 7.5 million ADSs had been purchased under this program for a total cost of US$33.8 million.

During the years ended December 31, 2023, 2024 and 2025, the treasury stock reissued in connection with the exercise of options and the vesting of RSUs were 128,205, 783,937 and 1,082,960, respectively.

14. Others, Net

	For the year ended December 31,
	2023	2024	2025
	RMB	RMB	RMB
Government grants	32,786	12,036	6,506
Fair value changes of short-term investments	1,049	1,250	1,639
Impairment of long-term investments	(43,740)	—	(25,730)
Loss from long-term investments	(3,130)	(11,170)	(19,391)
Foreign exchange gains/(losses)	3,108	(2,445)	(9,227)
Donation	(914)	(409)	(1,602)
Loss from lease termination	(551)	(1,785)	(661)
Others	(186)	4,108	1,332
Total	(11,578)	1,585	(47,134)

Government grants mainly refers to the input VAT super-credit. Pursuant to the China’s VAT reform, from January 1, 2023 to December 31, 2023, general tax payers engaged in providing production and daily life services, are allowed to claim an additional 5% or 10% super-credit on their input VAT.

The Group recognized impairment losses on long-term investments of RMB43,740, nil and RMB25,730 for the years ended December 31, 2023, 2024 and 2025, respectively, due to unsatisfied financial performance of certain investees, which engaged in education or technical support services, with no obvious upturn or potential financial solutions in the foreseeable future.

YOUDAO, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands, except for share and per share data unless otherwise stated)

15. Share-based Compensation

The table below sets forth the allocation of share-based compensation expenses:

	For the year ended December 31,
	2023	2024	2025
	RMB	RMB	RMB
Cost of revenues	1,645	2,359	784
Sales and marketing expenses	6,071	1,183	3,275
Research and development expenses	8,020	8,712	18,763
General and administrative expenses	15,061	10,342	11,868
Total	30,797	22,596	34,690

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

2023 Share Incentive Plan

In April 2023, the Company adopted an option and restricted share unit plan for the Company’s employees, directors and consultants (the “2023 Share Incentive Plan” or “2023 Plan”), which became effective for a term of ten years unless sooner terminated. The maximum aggregate number of ordinary shares the Company is authorized to issue pursuant to equity awards granted under the 2023 Plan is 5,668,625 shares. As of December 31, 2025, there was no options outstanding under the 2023 Plan.

Share Option Activities

The Group uses binomial option pricing model to determine fair value of the share-based awards. The fair value of each option granted for the year ended December 31, 2023 is estimated on the date of grant using the following assumptions, and no option granted for the years ended December 31, 2024 and 2025.

For the year ended December 31,
2023
Expected volatility	96.30%
Expected dividends yield	0%
Risk-free interest rate	3.42%
Expected term (in years)	6
Fair value of underlying ordinary share (US$)	4.94-7.69

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

YOUDAO, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands, except for share and per share data unless otherwise stated)

15. Share-based Compensation (Continued)

Youdao Plan (Continued)

Share Option Activities (Continued)

The following table presents a summary of the Company’s option activities for the years ended December 31, 2023, 2024 and 2025:

	Number of options	Weighted average exercise price per share	Weighted average remaining contractual life	Aggregate intrinsic value
	(in thousands)	US$	Years	US$
Outstanding as of January 1, 2023	4,561	3.58	2.74	8,188
Granted	78	4.50
Exercised	(355)	3.48
Forfeited	(478)	4.27
Outstanding as of December 31, 2023	3,806	3.53	2.00	2,205
Granted	—	—
Exercised	(662)	3.58
Forfeited	(288)	4.31
Outstanding as of December 31, 2024	2,856	3.44	1.57	11,323
Granted	—	—
Exercised	(802)	3.65
Forfeited	(64)	4.25
Outstanding as of December 31, 2025	1,990	3.32	1.28	13,450
Vested and exercisable as of December 31, 2024	2,369	3.23	1.38	9,868
Vested and exercisable as of December 31, 2025	1,785	3.19	1.22	12,307

The weighted average grant date fair value of share options granted during the year ended December 31, 2023 was US$4.94. There was no share option granted during the years ended December 31, 2024 and 2025. The total fair value of options vested during the years ended December 31, 2023, 2024 and 2025 were RMB58,380, RMB45,835 and RMB30,007 (US$4,291), respectively.

As of December 31, 2025, the unrecognized compensation expenses related to the options granted under the 2015 Plan was estimated to US$213 (RMB1,490) and the weighted average remaining vesting period was 0.86 years.

YOUDAO, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands, except for share and per share data unless otherwise stated)

15. Share-based Compensation (Continued)

Youdao Plan (Continued)

Restricted Share Unit Award Activities

The following table presents a summary of the Company’s RSU award activities for the years ended December 31, 2023, 2024 and 2025:

	Number of RSUs	Weighted average grant date fair value
	(in thousands)	US$
Outstanding as of January 1, 2023	—	—
Granted	411	5.96
Vested	(1)	4.06
Forfeited	(39)	5.97
Outstanding as of December 31, 2023	371	5.96
Granted	393	4.14
Vested	(122)	5.96
Forfeited	(106)	5.49
Outstanding as of December 31, 2024	536	4.72
Granted	651	9.20
Vested	(281)	5.71
Forfeited	(50)	5.59
Outstanding as of December 31, 2025	856	7.75

As of December 31, 2025, the unrecognized compensation expenses related to the unvested RSUs granted under the 2015 Plan and the 2023 Plan was estimated to US$4,087 (RMB28,581) and the weighted average remaining vesting period was 1.71 years.

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

In October 2019, NetEase adopted a 2019 restricted share unit plan for its employees, directors and others (the “2019 RSU Plan”), with a ten-year term and a maximum number of 322,458,300 ordinary shares available for issuance pursuant to all awards under the plan. Effective February 22, 2023, NetEase amended and restated the 2019 RSU Plan to permit to grant stock option awards to its employees, directors and others, and renamed it as Amended and Restated 2019 Share Incentive Plan (the “2019 Plan”).

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

The corresponding share-based compensation expenses were allocated to the Group based on grants to the Group’s employees, amounting to RMB416, RMB418 and RMB1,515 for the years ended December 31, 2023, 2024 and 2025, respectively.

YOUDAO, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands, except for share and per share data unless otherwise stated)

16. Net (Loss)/Income per Share

The following table sets forth the computation of basic and diluted net (loss)/income per share for the years ended December 31, 2023, 2024 and 2025:

	For the year ended December 31,
	2023	2024	2025
	RMB	RMB	RMB
Numerator:
Net (loss)/income	(550,117)	75,226	97,042
Net loss attributable to noncontrolling interests	182	6,987	10,304
Net (loss)/income attributable to ordinary shareholders of the Company	(549,935)	82,213	107,346
Denominator:
Weighted average number of ordinary shares/ADSs outstanding, basic	121,381,857	117,426,938	118,084,439
Dilutive effect of options and RSUs	—	746,531	1,766,691
Weighted average number of ordinary shares/ADSs outstanding, diluted	121,381,857	118,173,469	119,851,130

Net (loss)/income per ordinary share/ADS, basic	(4.53)	0.70	0.91
Net (loss)/income per ordinary share/ADS, diluted	(4.53)	0.70	0.90

For the years ended December 31, 2023, 2024 and 2025, incremental shares of share options and RSUs totaled 1,109,848 shares, share options and RSUs totaled 1,616,127 shares and 288,884 shares, respectively, were anti-dilutive and excluded from the computation of diluted net (loss)/income per share.

17. Financial Instruments

Fair value

The following table sets forth the major financial assets, measured at fair value, by level within the fair value hierarchy as of December 31, 2024 and 2025:

	Fair value measurements
	Total	Significant other observable inputs (Level 2)
	RMB	RMB
As of December 31, 2024
Short-term investments	63,064	63,064
Total	63,064	63,064
As of December 31, 2025
Short-term investments	298,290	298,290
Total	298,290	298,290

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

During the years ended December 31, 2024 and 2025, gross unrealized gains of RMB2,019 and RMB2,760 were recorded in short-term investments, respectively.

YOUDAO, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands, except for share and per share data unless otherwise stated)

17. Financial Instruments (Continued)

Fair value (Continued)

The financial liabilities mainly comprised of the loans from NetEase Group. The rates of interest under the loan agreements from NetEase Group were determined based on the prevailing interest rates in the market. The Group classifies the valuation techniques that use these inputs as Level 2 of fair value measurements of short-term loan and long-term loans.

For other financial assets and liabilities that are not measured at fair value, the carrying values approximate their fair values due to short maturities or the interest rates are close to the market interest rates.

18. Commitments and Contingencies

(a) Commitments

As of December 31, 2025, the Group’s future minimum commitments under non-cancelable agreements were as follows:

	Less than one year	One to three years	More than three years	Total
	RMB	RMB	RMB	RMB
Purchase commitments	83,746	1,248	—	84,994
Capital commitments	3,921	—	—	3,921
Total	87,667	1,248	—	88,915

Purchase commitments mainly include commitments for content, marketing activities and purchase of smart devices.

Capital commitments mainly include commitments on purchase of fixed assets and the payment on leasehold improvements.

(b) Litigation

From time to time, the Group is involved in claims and legal proceedings that arise in the ordinary course of business. Based on currently available information, management does not believe that the ultimate outcome of any unresolved matters, individually and in the aggregate, is reasonably possible to have a material adverse effect on the Group’s financial position, results of operations or cash flows. However, litigation is subject to inherent uncertainties and the Group’s view of these matters may change in the future. The Group records a liability when it is both probable that a liability has been incurred and the amount of the loss can be reasonably estimated. The Group reviews the need for any such liability on a regular basis. The Group has not recorded any material liabilities in this regard as of December 31, 2024 and 2025.

YOUDAO, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands, except for share and per share data unless otherwise stated)

19. Related Party Transactions

During the years ended December 31, 2023, 2024 and 2025, other than disclosed elsewhere, the Group had the following material related party transactions:

Name of entity or individual	Relationships with the Group
NetEase Group	Control or under common control
Equity investees	Significant influence

(a) Transactions with related parties

	For the year ended December 31,
	2023	2024	2025
	RMB	RMB	RMB
Services and products provided to NetEase Group
Learning services provided to NetEase Group	22,052	18,453	53,401
Smart devices provided to NetEase Group	3,016	283	2,115
Online marketing services provided to NetEase Group	42,776	163,850	865,401
Other services provide to NetEase Group	7,084	7,084	6,444
Fixed assets provide to NetEase Group	737	638	5,167
Services and products purchased from NetEase Group and other related parties
Services purchased from NetEase Group	162,522	121,139	90,272
Services purchased from other related parties	17,785	10,023	—
Fixed assets purchased from NetEase Group	1,037	154	186
Loan related transactions
Interest expenses on loans from NetEase Group	69,472	73,090	62,972
Drawdown of long-term loans from NetEase Group	99,289	487,971	25,150
Repayment of long-term loans from NetEase Group	—	214,038	—
Equity related transactions
Share-based compensation under NetEase Plan	416	418	1,515

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

YOUDAO, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands, except for share and per share data unless otherwise stated)

19. Related Party Transactions (Continued)

(b) Balances with related parties

	As of December 31,
	2024	2025
	RMB	RMB
Amounts due from NetEase Group	79,700	321,359
Amounts due to NetEase Group	21,997	22,818
Short-term loan from NetEase Group	878,000	878,000
Long-term loans from NetEase Group	913,000	926,588

Short-term loan from NetEase Group as of December 31, 2024 and 2025 were denominated in RMB. The loan was repayable within one year. In December 2025, the maturity date of this loan was extended by one year to December 31, 2026. The effective interest rate for the outstanding loans for the years ended December 31, 2024 and 2025 were 2.8% and 2.4% per annum. The interest expense was RMB31,959, RMB28,382 and RMB23,130 for the years ended December 31, 2023, 2024 and 2025, respectively.

In April 2021, the Group entered into a three-year US$300.0 million revolving loan facility agreement with NetEase, which was intended for general working capital. The facility was priced at 110 basis points over London Interbank Offered Rate (“LIBOR”). In September 2023, the Group renewed the three-year US$300.0 million revolving loan facility agreement, under which the maturity date was extended from March 31, 2024 to March 31, 2027. As of the date of this report, the Group and the NetEase Group have both approved an extension of the maturity date of the loan facility, including the loans already drawn under it, to March 31, 2030. The facility denominated in US$ and RMB was priced at 110 basis points over Term SOFR, and from 2.4% to 2.8% per annum, respectively. As of December 31, 2025, the Group had drawn down approximately US$132.1 million (equivalent approximately RMB926.6 million) under the facility. The interest expense was RMB37,513, RMB44,708 and RMB39,842 for the years ended December 31, 2023, 2024 and 2025, respectively.

20. Segment Information

As disclosed in Note 2(aa), operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker (“CODM”), or decision-making group, in deciding how to allocate resources and in assessing performance. The Group’s CODM is the Chief Executive Officer. The Group’s organizational structure is based on a number of factors that the CODM uses to evaluate, view and run its business operations which include, but are not limited to, customer base, homogeneity of products and technology. The Group’s operating segments are based on this organizational structure and information reviewed by the Group’s CODM to evaluate the operating segment results.

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

YOUDAO, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands, except for share and per share data unless otherwise stated)

20. Segment Information (Continued)

The table below provides a summary of the Group’s operating segment results under which the cost of revenues is considered as the significant segment expense for the years ended December 31, 2023, 2024 and 2025.

	For the year ended December 31,
	2023	2024	2025
	RMB	RMB	RMB
Net revenues:
Learning services	3,148,114	2,747,290	2,630,571
Smart devices	909,192	903,669	739,644
Online marketing services	1,331,902	1,974,960	2,538,804
Total net revenues	5,389,208	5,625,919	5,909,019
Cost of revenues:
Learning services	(1,159,357)	(1,060,177)	(1,046,214)
Smart devices	(552,810)	(553,620)	(396,456)
Online marketing services	(909,579)	(1,263,631)	(1,849,521)
Total cost of revenues	(2,621,746)	(2,877,428)	(3,292,191)
Gross profit:
Learning services	1,988,757	1,687,113	1,584,357
Smart devices	356,382	350,049	343,188
Online marketing services	422,323	711,329	689,283
Total gross profit	2,767,462	2,748,491	2,616,828
Reconciliation of profit or loss (segment gross profit):
Unallocated amounts:
Operating expenses:
Sales and marketing expenses	(2,268,428)	(1,872,586)	(1,684,323)
Research and development expenses	(743,364)	(539,998)	(514,232)
General and administrative expenses	(221,996)	(187,086)	(196,964)
Total operating expenses	(3,233,788)	(2,599,670)	(2,395,519)
(Loss)/Income from operations	(466,326)	148,821	221,309
Interest income	8,348	3,919	2,428
Interest expense	(69,472)	(73,090)	(62,972)
Others, net	(11,578)	1,585	(47,134)
(Loss)/Income before tax	(539,028)	81,235	113,631

21. Restricted Net Assets

Relevant PRC laws and regulations permit PRC companies to pay dividends only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Additionally, the Company’s PRC subsidiaries and VIEs can only distribute dividends upon approval of the shareholders after they have met the PRC requirements for appropriation to the general reserve fund and the statutory surplus fund respectively. The general reserve fund and the statutory surplus fund require that annual appropriations of 10% of net after-tax income should be set aside prior to payment of any dividends. As a result of these and other restrictions under PRC laws and regulations, the PRC subsidiaries and VIEs are restricted in their ability to transfer a portion of their net assets to the Company either in the form of dividends, loans or advances, which restricted portion amounted to approximately RMB21.5 million as of December 31, 2025. Even though the Company currently does not require any such dividends, loans or advances from the PRC subsidiaries and VIEs for working capital and other funding purposes, the Company may in the future require additional cash resources from its PRC subsidiaries and VIEs due to changes in business conditions, to fund future acquisitions and developments, or merely declare and pay dividends to or distributions to the Company’s shareholders.

YOUDAO, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands, except for share and per share data unless otherwise stated)

22. Subsequent Events

As disclosed in liquidity in Note 1, as of the date of this report, the Group and the NetEase Group have both approved an extension of the maturity date of the Facility, including the loans already drawn under it, to March 31, 2030. Up to March 31, 2026, the Group had repaid US$15.0 million under the Facility. Apart from this, there are no other significant subsequent events for the Group.

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

The Company did not have significant capital and other commitments, or guarantees as of December 31, 2025.

YOUDAO, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands, except for share and per share data unless otherwise stated)

23. Parent Company Only Condensed Financial Information (Continued)

Condensed Balance Sheets

	As of December 31,
	2024	2025	2025
	RMB	RMB	US$
			Note 2(e)
ASSETS
Current assets:
Cash and cash equivalents	9,892	4,542	649
Amounts due from Youdao Group Companies	8,698	23,300	3,332
Prepayment and other current assets	27	69	10
Total current assets	18,617	27,911	3,991
Non-current assets:
Amounts due from Youdao Group Companies	2,737,221	2,666,376	381,287
Total non-current assets	2,737,221	2,666,376	381,287
Total assets	2,755,838	2,694,287	385,278
LIABILITIES AND SHAREHOLDERS’ DEFICIT
Current liabilities:
Amounts due to NetEase Group	2,414	2,182	312
Amounts due to Youdao Group Companies	7,125	—	—
Accrued liabilities and other payables	2,500	3,895	557
Total current liabilities	12,039	6,077	869
Non-current liabilities:
Deficit in subsidiaries and VIEs	4,387,757	4,152,680	593,825
Long-term loans from NetEase Group	496,000	509,588	72,870
Total non-current liabilities	4,883,757	4,662,268	666,695
Total liabilities	4,895,796	4,668,345	667,564
Shareholders’ deficit:
Class A ordinary shares, US$0.0001 par value	24	24	3
Class B ordinary shares, US$0.0001 par value	56	56	8
Additional paid-in capital	4,043,781	4,055,956	579,994
Treasury stock	(210,787)	(175,998)	(25,167)
Accumulated deficit	(5,867,042)	(5,761,723)	(823,914)
Accumulated other comprehensive loss	(111,539)	(99,949)	(14,293)
Statutory reserves	5,549	7,576	1,083
Total shareholders’ deficit	(2,139,958)	(1,974,058)	(282,286)
Total liabilities and shareholders’ deficit	2,755,838	2,694,287	385,278

YOUDAO, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands, except for share and per share data unless otherwise stated)

23. Parent Company Only Condensed Financial Information (Continued)

Condensed Statements of Operations and Comprehensive (Loss)/Income

	For the year ended December 31,
	2023	2024	2025	2025
	RMB	RMB	RMB	US$
				Note 2(e)
Operating expenses:
General and administrative expenses	(8,970)	(7,075)	(9,270)	(1,326)
Total operating expenses	(8,970)	(7,075)	(9,270)	(1,326)
Loss from operations	(8,970)	(7,075)	(9,270)	(1,326)
Interest income	68	10	13	2
Interest expense	(37,513)	(35,779)	(27,685)	(3,959)
Others, net	1,445	1,217	524	75
Share of (loss)/income of subsidiaries and VIEs	(504,965)	123,840	143,764	20,558
(Loss)/Income before tax	(549,935)	82,213	107,346	15,350
Net (loss)/income	(549,935)	82,213	107,346	15,350
Net (loss)/income attributable to ordinary shareholders of the Company	(549,935)	82,213	107,346	15,350
Net (loss)/income	(549,935)	82,213	107,346	15,350
Other comprehensive (loss)/income:
Foreign currency translation adjustment	(8,448)	(10,997)	11,590	1,657
Total other comprehensive (loss)/income	(8,448)	(10,997)	11,590	1,657
Total comprehensive (loss)/income	(558,383)	71,216	118,936	17,007
Comprehensive (loss)/income attributable to ordinary shareholders of the Company	(558,383)	71,216	118,936	17,007

YOUDAO, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands, except for share and per share data unless otherwise stated)

23. Parent Company Only Condensed Financial Information (Continued)

Condensed Statements of Cash Flows

	For the year ended December 31,
	2023	2024	2025	2025
	RMB	RMB	RMB	US$
				Note 2(e)
Cash flows from operating activities:
Net cash used in operating activities	(50,269)	(36,424)	(33,431)	(4,781)
Cash flows from investing activities:
Loans made to intra-Group companies	—	(8,860)	(158,060)	(22,602)
Loans repaid by intra-Group companies	41,309	241,041	140,273	20,059
Net cash provided by/(used in) investing activities	41,309	232,181	(17,787)	(2,543)
Cash flows from financing activities:
Proceeds from long-term loans from NetEase Group	99,289	70,971	25,150	3,596
Repayment of long-term loans from NetEase Group	—	(214,038)	—	—
Repurchase of ADSs	(127,543)	(62,300)	—	—
Proceeds from issuance of ordinary shares pursuant to incentive plan	9,312	16,879	20,869	2,984
Net cash (used in)/provided by financing activities	(18,942)	(188,488)	46,019	6,580
Effect of exchange rate changes on cash and cash equivalents	—	107	(151)	(22)
Net (decrease)/increase in cash and cash equivalents	(27,902)	7,376	(5,350)	(766)
Cash and cash equivalents at the beginning of the year	30,418	2,516	9,892	1,415
Cash and cash equivalents at the end of the year	2,516	9,892	4,542	649